Form 20-F
TEFRON LTD
filed 2003-04-02
CIK 1044863

      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 2, 2003
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

               For the transition period from ________ to ________
                         COMMISSION FILE NUMBER 0-28878

                                   TEFRON LTD.
             (Exact name of Registrant as specified in its charter)
                                     ISRAEL
                 (Jurisdiction of incorporation or organization)

                    28 CHIDA STREET, BNEI-BRAK 51371, ISRAEL
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

   Title of each class                Name of each exchange on which registered
--------------------------------------------------------------------------------
     ORDINARY SHARES,                           NEW YORK STOCK EXCHANGE
NIS 1.0 PAR VALUE PER SHARE

Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                      NONE
                                (Title of Class)

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:
                                      NONE
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

             12,412,166 ORDINARY SHARES, NIS 1.0 PAR VALUE PER SHARE

               4,500 DEFERRED SHARES, NIS 1.0 PAR VALUE PER SHARE

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 YES |X| NO |_|

Indicate by check mark which financial statement item the registrant has elected to follow.
                             ITEM 17 |_| ITEM 18 |X|

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

                                 NOT APPLICABLE
================================================================================

                                TABLE OF CONTENTS

                                                                                                                Page

PART I   ........................................................................................................2

     ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS..........................................2
     ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE........................................................2
     ITEM 3.      KEY INFORMATION................................................................................3
         A.       Selected Financial Data........................................................................3
         B.       Capitalization and Indebtedness................................................................4
         C.       Reasons for the Offer and Use of Proceeds......................................................4
         D.       Risk Factors...................................................................................4
     ITEM 4.      INFORMATION ON THE COMPANY.....................................................................13
         A.       History and Development of the Company.........................................................13
         B.       Business Overview..............................................................................15
         C.       Organizational Structure.......................................................................25
         D.       Property, Plants and Equipment.................................................................26
     ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS...................................................28
     ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.....................................................37
         A.       Directors and Senior Management................................................................37
         B.       Compensation...................................................................................40
         C.       Board Practices................................................................................42
         D.       Employees......................................................................................44
         E.       Share Ownership................................................................................45
     ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..............................................48
         A.       Major Shareholders.............................................................................48
         B.       Related Party Transactions.....................................................................49
         C        Interests of Experts and Counsel...............................................................51
     ITEM 8.      FINANCIAL INFORMATION..........................................................................51
     ITEM 9.      THE OFFER AND LISTING..........................................................................52
     ITEM 10.     ADDITIONAL INFORMATION.........................................................................54
         A.       Share Capital..................................................................................54
         B.       Memorandum and Articles of Association.........................................................54
         C.       Material Contracts.............................................................................56
         D.       Exchange Controls..............................................................................59
         E.       Taxation.......................................................................................60
         F.       Dividends and Payment Agents...................................................................61
         G.       Statements by Experts..........................................................................61
         H.       Documents on Display...........................................................................61
         I.       Subsidiary Information.........................................................................61
     ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.....................................62
     ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.........................................62

PART II .........................................................................................................63

     ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES................................................63

     ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS...................63
     ITEM 15.     CONTROLS AND PROCEDURES........................................................................63
     ITEM 16.     [RESERVED].....................................................................................63

PART III ........................................................................................................64

     ITEM 17.     FINANCIAL STATEMENTS...........................................................................64
     ITEM 18.     FINANCIAL STATEMENTS...........................................................................64
     ITEM 19.     EXHIBITS.......................................................................................65

                                  INTRODUCTION

        As used in this Annual Report on Form 20-F, references to "we", "our", "us", "Tefron" or the "Company" are references to Tefron Ltd., a company organized under the laws of the State of Israel, and its wholly-owned subsidiaries, unless indicated otherwise.

        Our consolidated financial statements have been prepared in United States dollars and in accordance with accounting principles generally accepted in the United States, or US GAAP. See Note 2 of the Notes to our Consolidated Financial Statements. All references in this Annual Report to "US dollars," "dollars" or "$" are to United States dollars and all references in this Annual Report to "NIS" or "shekels" are to New Israeli Shekels. Unless otherwise indicated, and when no date is specified, NIS amounts have been translated into US dollars at NIS 4.737 to $1.00, the representative rate of exchange published by the Bank of Israel, the Israeli central bank, for December 31, 2002. The representative exchange rate between the NIS and the dollar as published by the Bank of Israel for March 28, 2003 was NIS 4.710 to $1.00.

        All references in this Annual Report to "Victoria's Secret" are both to the Victoria's Secret stores and Victoria's Secret Catalog owned and operated by Intimate Brands, Inc., a subsidiary of The Limited, Inc., and to Mast Industries Inc., a wholly-owned subsidiary of The Limited, which imports and distributes women's intimate apparel and related products on behalf of Victoria's Secret stores, Victoria's Secret Catalog, Cacique and Abercrombie & Fitch. All references in this Annual Report to "Warnaco/Calvin Klein" are to Warnaco Inc., the owner worldwide of the Calvin Klein trademarks, rights and business for women's intimate apparel and men's underwear.


                           FORWARD-LOOKING STATEMENTS

        This Annual Report contains forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties and relate to our future plans, objectives, expectations and intentions. The use of words such as "may," "will," "expect," "anticipate," "intend," "plan," "estimate," "believe," "continue" or other similar expressions often identify forward-looking statements but are not the only way we identify these statements. These forward-looking statements reflect our current expectations and assumptions as to future events that may not prove to be accurate. Our actual results are subject to a number of risks and uncertainties and could differ materially from those discussed in these statements. Factors that could contribute to these differences include, but are not limited to, those discussed under "Item 3. Key Information," "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects" and elsewhere in this Annual Report.

        In light of the many risks and uncertainties surrounding our business and operations, you should keep in mind that we cannot guarantee that the forward-looking statements described in this Annual Report will transpire. In addition, you should note that our past financial and operation performance is not necessarily indicative of future financial and operational performance. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not Applicable.


ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

        Not Applicable.

ITEM 3.  KEY INFORMATION

3A. SELECTED FINANCIAL DATA

        The following selected financial data as of December 31, 2001 and 2002 and for each of the three years ended December 31, 2000, 2001 and 2002 have been derived from, and should be read in conjunction with, our consolidated financial statements and notes thereto appearing elsewhere in this Annual Report. The selected financial data as of December 31, 1998, 1999 and 2000 and as of and for each of the years ended December 31, 1998 and December 31, 1999 have been derived from our audited financial statements not included in this Annual Report. Operating results of Alba-Waldensian, Inc., referred to in this Annual Report as Alba, subsequent to the date of its acquisition on December 13, 1999 and through December 31, 1999 are not material to us and accordingly are not included in the consolidated financial statements for the year ended December 31, 1999. Operating results of Alba are included in our consolidated financial statements since January 1, 2000.

                                                              YEAR ENDED DECEMBER 31,
                                            1998           1999        2000(1)        2001          2002
                                        ------------- ------------- ------------- ------------- -------------
                                                       (In thousands, except per share data)
STATEMENT OF INCOME DATA:
Sales............................           $ 97,408      $128,826      $223,602      $188,949      $190,305
Cost of sales....................             79,130       112,408       199,482       169,173       151,385
Restructuring costs..............                 --            --            --            --         1,550
                                        ------------- ------------- ------------- ------------- -------------
Gross profit.....................             18,278        16,418        24,120        19,776        37,370
Selling, general and administrative
     expenses....................              4,184         5,300        20,574        20,140        18,358
Restructuring costs..............                 --            --            --            --         3,793
                                        ------------- ------------- ------------- ------------- -------------
Operating income  (loss).........             14,094        11,118         3,546          (364)       15,219
Financing expenses (income) ,
     net ........................               (941)          794        10,292         9,396         5,457
Other expenses, net..............                 --            --            --           843         2,293
                                        ------------- ------------- ------------- ------------- -------------
Income (loss) before taxes on income          15,035        10,324       (6,746)      (10,603)         7,469
Income tax expense (benefit)...                3,032         2,322       (2,216)         (837)         4,979
                                        ------------- ------------- ------------- ------------- -------------
Income (loss) after income
       Taxes.....................             12,003         8,002       (4,530)       (9,766)         2,490
Equity in losses of affiliate
     company........................              --            --            --         (240)         (392)
Minority interest in earnings of a
     subsidiary..................                 --            --            --            --         (822)
                                        ------------- ------------- ------------- ------------- -------------
Net income (loss) from ordinary
     activities...............                12,003         8,002       (4,530)      (10,006)         1,276
Cumulative effect of change in
     accounting principle........                 --            --            --            --      (18,774)
                                        ------------- ------------- ------------- ------------- -------------
Net income (loss)................             12,003         8,002       (4,530)      (10,006)      (17,498)
Basic earnings (loss) per
     Ordinary Share..............               0.91          0.64        (0.36)        (0.81)          0.10
                                        ============= ============= ============= ============= =============
Loss per share from cumulative effect
     of change in accounting principle            --            --            --            --        (1.51)
                                        ============= ============= ============= ============= =============
Earning (loss) per share basic and
     diluted.....................               0.91          0.64        (0.36)        (0.81)        (1.41)
                                        ============= ============= ============= ============= =============
Ordinary Shares..................             13,239        12,433        12,412        12,412        12,412
                                        ============= ============= ============= ============= =============


                                        ---------------------------------------------------------------------
                                                                  AT DECEMBER 31,
                                        ---------------------------------------------------------------------
                                            1998          1999        2000 (1)        2001          2002
                                        ------------- ------------- ------------- ------------- -------------
                                                                   (in thousands)
Cash and cash equivalents........           $ 18,520      $ 15,759       $ 4,419        $5,078        $6,742
Working capital (deficit) .......             26,779        30,542        14,404       (6,958)       (6,167)
Total assets.....................             93,993       246,491       258,275       227,733       196,411
Total debt(2) ...................              3,973       115,587       143,918       131,609        98,890
Shareholders' equity.............             67,488        71,975        67,475        57,588        40,108

-----------------------------------
(1) Consolidated with the financial statements of Alba-Waldensian Inc. since January 1, 2000.
(2) Total debt consists of total bank debt, other loans received and capital lease obligations.

3B.      CAPITALIZATION AND INDEBTEDNESS

         Not applicable.

3C.      REASONS FOR THE OFFER AND USE OF PROCEEDS

         Not applicable.

3D.      RISK FACTORS

         WE DEPEND ON A SMALL NUMBER OF PRINCIPAL CUSTOMERS WHO HAVE IN THE PAST BOUGHT OUR PRODUCTS IN LARGE VOLUMES. WE CANNOT ASSURE THAT THESE CUSTOMERS OR ANY OTHER CUSTOMER WILL CONTINUE TO BUY OUR PRODUCTS IN THE SAME VOLUMES OR ON THE SAME TERMS.

                  Our sales to Victoria's Secret accounted for approximately 42.6% of our total sales in 2000, 43% of our total sales in 2001, and 49.8% of our total sales in 2002. Our sales to Banana Republic and The Gap accounted for approximately 8.6% of our total sales in 2000, 9.6% of our total sales in 2001, and 8.3% of our total sales in 2002. Our sales to Allegiance Healthcare accounted for approximately 7.2% of our total sales in 2000, 8.4% of our total sales in 2001, and 8.8% of our total sales in 2002. Our sales to Target accounted for approximately 3.7% of our total sales in 2000, 6.9% of our total sales in 2001 and 5.3% of our total sales in 2002. See the table in "Item 4. Information on the Company - 4B. Business Overview - Customers."

                  We do not have long-term purchase contracts with our customers, and our sales arrangements with our customers do not have minimum purchase requirements. We cannot assure that Victoria's Secret, Banana Republic and The Gap, Allegiance Healthcare, Target or any other customer will continue to buy our products in the same volumes or on the same terms as they did in the past. In addition, we cannot assure that we will be able to attract new customers.

                  In 2002, sales to Victoria's Secret totaled $94.7 million, or 49.8% of our sales that year. We have received indications from Victoria's Secret that its purchases in 2003 from us may be lower than in 2002. In addition, in 2002, Victoria's Secret required us to improve the protection of its products and its brand names. We believe that we have implemented the required measures, however, any failure to provide such protection to Victoria's Secret satisfaction, in the future could have an adverse effect on sales to this customer.

                  Furthermore, controlling or related entities of Victoria's Secret are involved in business activities that are in direct competition to our businesses. We cannot assure that Victoria's Secret will continue to buy our products in the same volumes or on the same terms.

         OUR PRINCIPAL CUSTOMERS ARE IN THE RETAIL INDUSTRY, WHICH IS SUBJECT TO SUBSTANTIAL CYCLICAL VARIATIONS. OUR REVENUES WILL DECLINE SIGNIFICANTLY IF OUR PRINCIPAL CUSTOMERS DO NOT CONTINUE TO BUY OUR PRODUCTS IN LARGE VOLUMES OR IF WE ARE UNABLE TO KEEP OR REPLACE OUR PRINCIPAL CUSTOMERS.

                  Our customers are in the retail industry, which is subject to substantial cyclical variations and is affected strongly by any downturn in the general economy. A downturn in the general economy, a change in consumer purchasing habits or any other events or uncertainties that discourage consumers from spending, could have a significant effect on our customers' sales and profitability. Such downturns, changes, events or uncertainties could result in our customers having larger inventories of our products than expected. These events could result in decreased purchase orders from us in the future, which would have a material adverse effect on our sales and profitability. For example, the difficult global economic environment and the continuing soft retail market conditions in the world and specifically in the U.S. both before and especially after the events of September 11, 2001 were reflected in disappointing retail sales in the year 2001 compared to the same period in the year 2000, and consequently decreased our order backlog and production levels. A prolonged economic downturn could harm our financial condition.

                  In the past, we have relied on selling our products in relatively large volumes to achieve the manufacturing and logistical efficiencies that enable us to maintain sales and profitability at relatively high levels and to price our products competitively. We cannot assure that we will be able to continue to sell our products to our principal customers or to others in such large volumes. Our failure to do so may have a material adverse effect on us. A material decrease in the quantity of sales made to our principal customers, a material adverse change in the terms of such sales or a material adverse change in the financial conditions of our principal customers could have a material adverse effect on us. See "Item 4. Information on the Company - 4B. Business Overview - Customers."

         OUR DEBT OBLIGATIONS MAY HINDER OUR GROWTH AND PUT US AT A COMPETITIVE DISADVANTAGE.

                  We have a significant amount of bank debt mainly as a result of our acquisition of Alba in December 1999 and the investments made in our Hi-Tex division. As of December 31, 2002, we had approximately $78.9 million of long term loans outstanding (including current maturities of $15.6 million). We also had approximately $5.2 million in long term capital lease obligations and other loans (including current maturities of $2.1 million) and approximately $14.8 million in short term bank credit.

                  Our substantial debt obligations could have important consequences. For example, they could:

                  o require us to use a substantial portion of our operating cash flow to pay interest, which reduces funds available to grow and expand our business, invest in machinery and equipment and for other purposes;

                  o place us at a competitive disadvantage compared to our competitors that have less debt;

                  o make us more vulnerable to economic and industry downturns and reduce our flexibility in responding to changing business and economic conditions;

                  o     limit our ability to pursue business opportunities; and

                  o limit our ability to borrow money for operations or capital in the future.

                  Because a significant portion of our loans bear interest at floating rates, an increase in interest rates could adversely affect our financial results. A ten percent interest rate change on our floating interest rate long-term loans outstanding at December 31, 2002, would have an annual impact of approximately $0.5 million on our interest cost. See "Item 5. Operating and Financial Review and

Prospectus - Liquidity and Capital Resources" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk."

         WE REQUIRE A SIGNIFICANT AMOUNT OF CASH TO PAY OUR DEBT. IF WE FAIL TO GENERATE SUFFICIENT CASH FLOW FROM OPERATIONS, WE MAY NEED TO RENEGOTIATE OR REFINANCE OUR DEBT, OBTAIN ADDITIONAL FINANCING OR POSTPONE CAPITAL EXPENDITURES.

                  We depend mainly on our cash generated by operating activities to make payments on our debts. In 2002 the cash generated by operating activities was approximately $25.8 million. We cannot assure that we will generate sufficient cash flow from operations to make scheduled payment on our debt. We have repayment obligations on our long-term debt of approximately $17.7 million in 2003, $15.0 million in 2004, $11.1 million in 2005, $16.9 million in 2006 and $23.4 million in 2007 and thereafter. These amounts do not include any repayment obligations under our short-term debt in the amount of approximately $14.8 million as of December 31, 2002. Our ability to meet our debt obligations will depend on whether we can successfully implement our strategy, as well as on economic, financial, competitive and technical factors. Some of the factors are beyond our control, such as economic conditions in the markets where we operate or intend to operate, changes in our customers' demand for our products, and pressure from existing and new competitors. If we cannot generate sufficient cash flow from operations to make scheduled payments on our debt obligations, we may need to renegotiate the terms of our debt, refinance our debt, obtain additional financing, delay planned capital expenditures or sell assets. Our ability to renegotiate the terms of our debt, refinance our debt or obtain additional financing will depend on, among other things:

                  o   our financial condition at the time;

                  o   restrictions in agreements governing our debt; and

                  o   other factors, including market conditions.

If our lenders decline to renegotiate the terms of our debt, the lenders could declare all amounts borrowed and all amounts due to them under the agreements due and payable. If we are unable to repay the debt, the lenders could foreclose on our assets that are subject to liens and sell our assets to satisfy the debt. See "Item 5. Operating and Financial Review and Prospects" and "Item 10. Additional Information -10C. Material Contracts - Credit Agreement."

        DUE TO RESTRICTIONS IN OUR LOAN AGREEMENTS, WE MAY NOT BE ABLE TO OPERATE OUR BUSINESS AS WE DESIRE.

                  Our loan agreements contain a number of conditions and limitations on the way in which we can operate our business, including limitations on our ability to raise debt, sell or acquire assets and pay dividends. Our loan agreements also contain various covenants which require that we maintain certain financial ratios related to shareholder's equity and operating results that are customary for companies comparable in size. These limitations and covenants may force us to pursue less than optimal business strategies or forgo business arrangements which could have been financially advantageous to us or our shareholders.

                  In 2002 we incurred one time expenses totaling approximately $26.4 million mainly resulting from a non-cash goodwill adjustment of $18.8 million in compliance with SFAS 142, a capital loss of approximately $1.8 million associated with the sale of 52% of the Health Products Division of Alba and restructuring costs of Alba of approximately $5.3 million. These one-time expenses were deducted from our net profit of approximately $8.9 million, thus resulting in a net loss for 2002 of approximately $17.5 million. This net loss, in turn, decreased our shareholders equity to near the minimum level of approximately $40 million required by the covenants under our credit facility with Bank Hapoalim B.M. and Israel Discount Bank of New York.

                  Our failure to comply with the covenants and restrictions contained in our loan agreements could lead to a default under the terms of these agreements. If a default occurs and we are unable to renegotiate the terms of the debt, the lenders could declare all amounts borrowed and all amounts due to them under the agreements due and payable. If we are unable to repay the debt, the lenders could foreclose on our assets that are subject to liens and sell our assets to satisfy the debt. See "Item 10. Additional Information - 10C. Material Contracts - Credit Agreement."

        OUR ANNUAL AND QUARTERLY OPERATING RESULTS MAY VARY WHICH MAY CAUSE THE MARKET PRICE OF OUR ORDINARY SHARES TO DECLINE.

                  We may experience significant fluctuations in our annual and quarterly operating results which may be caused by, among other factors:

                  o   the timing, size and composition of orders from customers;

                  o   varying levels of market acceptance of our products;

                  o the timing of new product introductions by us, our customers or their competitors; and

                  o economic conditions in the geographical areas in which we operate or sell products.

                  When we establish a relationship with a new customer, initial sales to such customer are typically in larger quantities of goods (to build its initial inventory) than may be required to replenish such inventory from time to time afterwards. As a result, after a customer builds its initial inventory, our sales to such customer may decrease. We cannot assure that our sales to any of our customers will continue at the current rate. See "Item 5.
Operating and Financial Review and Prospects."

                  Our operations are affected by our principal customers' businesses, which businesses are subject to substantial cyclical variations. If demand for our products is significantly reduced, our profits will be reduced, and we may experience slower production, lower plant and equipment utilization and lower fixed operating cost absorption, all of which would have a negative impact on our business.

                  Additionally, if, in any year, there is a significant number of Christian, Druse, Jewish or Muslim holidays in a particular quarter, we will have fewer days of operation which will result in lower levels of production and sales during such quarter. In recent years, a significant number of such holidays have occurred during the second quarter, but the dates of many of those holidays are based on the lunar calendar and vary from year to year.

        WE MAY NOT BE ABLE TO PROTECT OUR INTELLECTUAL PROPERTY.

                  Our success is substantially dependent upon the adaptations and configurations we make to the machinery and equipment that we purchase and upon the manufacturing technologies and techniques that we have developed for our exclusive use. Only a part of the adaptations, configurations, technologies or techniques used in our manufacturing process is patented. Moreover, we purchase our machinery and equipment from third parties and we cannot assure that a competitor will not adapt, configure or otherwise utilize machinery or equipment in substantially the same manner as we do. Any replication of our manufacturing process by a competitor would have a material adverse effect on us.

        OUR MARKETS ARE HIGHLY COMPETITIVE AND SOME OF OUR COMPETITORS HAVE NUMEROUS ADVANTAGES OVER US; WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY.

                  We compete directly with a number of manufacturers of intimate apparel, many of which have longer operating histories, larger customer bases, greater geographical proximity to customers and significantly greater financial and marketing resources than we do. Increased competition, direct or indirect, could adversely affect our revenues and profitability through pricing pressure, loss of market share and other factors. We cannot assure that we will be able to compete successfully against existing or new competitors, as the market for our products evolves and the level of competition increases. Moreover, our existing and prospective competitors may have established, or may in the future establish, relationships with our existing and potential customers, which could have a material adverse effect on our ability to compete. In addition, we cannot assure that our customers will not seek to manufacture our products through alternative sources and thereby eliminate the need to purchase our products. See "Item 4. Information on the Company - 4B. Business Overview - Competition."

                  Our customers operate in an intensely competitive retail environment. In the event that any of our customers' sales decline for any reason, whether or not related to us or to our products, our sales to such customers could be materially adversely affected.

                  In addition, our competitors may be able to purchase seamless knitting machines similar to, but less expensive than, the Santoni knitting machines we use to knit garments in our Hi-Tex manufacturing process. By reducing their production cost, our competitors may lower their selling prices. If we are forced to reduce our prices and we cannot reduce our production costs, our financial performance may be adversely affected. Furthermore, if there is a weak retail market or a downturn in the general economy, competitors may be pressured to sell their inventory at substantially depressed prices. A surplus of intimate apparel at significantly reduced prices in the marketplace would have a material adverse effect on our sales.

        WE FACE POTENTIAL CONFLICTS OF INTEREST CAUSED BY INVESTOR INFLUENCE.

                  Our principal shareholders have a great deal of influence over the constitution of our Board of Directors and over matters submitted to a vote of the shareholders. Arie Wolfson, the Chairman of our Board of Directors, has direct voting power over approximately 13.7% of the outstanding Ordinary Shares of Tefron. Mr. Wolfson is also the Chairman and Chief Executive Officer, and a significant shareholder of Macpell Industries Ltd., an Israeli company that owns approximately 35.4% of the outstanding Ordinary Shares of Tefron. Mr. Wolfson and Mr. Sigi Rabinowicz, a Director of Tefron, and another Macpell shareholder collectively own a controlling interest in Macpell, and have entered into a shareholders' agreement regarding corporate actions of Macpell, including the process by which Macpell votes its Ordinary Shares of Tefron to elect our Directors. Under the shareholders' agreement, they are entitled to cause Macpell to vote its Ordinary Shares of Tefron for five Directors designated by them, out of a total of eight Directors on the Board of Directors of Tefron. As a result, the corporate actions of Tefron may be influenced significantly by Messrs. Wolfson and Rabinowicz. See "Item 6. Directors, Senior Management and Employees" and "Item 7. Major Shareholders and Related Party Transactions - 7A. Major Shareholders" and "- 7B. Related Party Transactions - Relationships and Transactions with Macpell - Macpell Shareholders' Agreement."

                  We are party to a consulting and management services agreement with Mr. Wolfson and a company controlled by him, pursuant to which the company controlled by Mr. Wolfson has agreed to provide consultancy and management services to Tefron. We also engage in transactions with Macpell and its affiliates. We believe that the consulting and management agreement and these transactions are beneficial to us and are conducted upon terms which are no less favorable to us than those terms available to us from unaffiliated third parties. We intend to continue to engage in transactions with Macpell and its affiliates. We may be in direct or indirect competition with Macpell or its affiliates in the future. Moreover, opportunities to develop, manufacture or sell new products or market them to new customers may arise in the future and Macpell or its affiliates might pursue such opportunities while excluding us from, or competing with us for, such opportunities. See "Item 6. Directors, Senior Management and Employees - 6A. Directors and Senior Management," "Item 7. Major Shareholders and Related Party Transactions," and Note 21 of the Notes to the Consolidated Financial Statements.

                  Israeli companies law imposes procedures, including, for certain material transactions, a requirement of shareholder approval, as a precondition to entering into interested party transactions. These procedures may apply to transactions between Macpell and us. However, we cannot assure that we will be able to avoid the possible detrimental effects of any such conflicts of interest by complying with the procedures mandated by Israeli law. See "Item
6. Directors, Senior Management and Employees - 6A. Directors and Senior Management," "- 6C. Board Practices," and "Item 7. Major Shareholders and Related Party Transactions."

        WE DEPEND ON OUR SUPPLIERS FOR MACHINERY; WE MAY EXPERIENCE DELAYS OR ADDITIONAL COSTS SATISFYING OUR PRODUCTION REQUIREMENTS.

                  We purchase machinery and equipment, including the machinery used in our Hi-Tex manufacturing process, from sole suppliers. If our suppliers are not able to provide us with additional machinery or equipment as needed, we might not be able to increase our production to meet any growing demand for our products.

        WE ARE SUBJECT TO FLUCTUATING COSTS OF RAW MATERIALS.

                  We use cotton yarn, lycra, spandex, various polymeric yarn and elastic as primary materials for manufacturing our products. Our financial performance depends, to a substantial extent, on the cost and availability of these raw materials. The capacity, supply and demand for such raw materials are subject to cyclical and other market factors and may fluctuate significantly. As a result, our cost in securing raw materials is subject to substantial increases and decreases over which we have no control except by seeking to time our purchases of cotton and polymeric yarns, which are our principal raw material, to take advantage of favorable market conditions. For example, costs of polymeric yarns are also influenced by changes in oil prices and have thus risen recently due to the war in Iraq. We cannot assure that we will be able to pass on to customers the increased costs associated with the procurement of raw materials. Moreover, there has in the past been, and there may in the future be, a time lag between the incurrence of such increased costs and the transfer of such increases to customers. To the extent that increases in the cost of raw materials cannot be passed on to customers or there is a delay in passing on the increased costs to customers, we are likely to experience an increase in the cost of raw materials which may adversely affect our margin of profitability and may have a material adverse effect on us.

        WE FACE SEVERAL RISKS, INCLUDING POLITICAL, ECONOMIC, SOCIAL, CLIMATIC RISKS, ASSOCIATED WITH INTERNATIONAL BUSINESS.

                  Approximately 98% of our sales in 2002 were made to customers in the United States, and we intend to continue to expand our sales to customers in the United States and Europe. In addition, a substantial majority of our raw materials are purchased outside of Israel. Our international sales and purchases are affected by costs associated with shipping goods and risks inherent in doing business in international markets, including:

                  o   changes in regulatory requirements;

                  o   export restrictions, tariffs and other trade barriers;

                  o   currency fluctuations;

                  o   longer payment cycles;

                  o   difficulties in collecting accounts receivable; and

                  o political instability and seasonal reductions in business activities.

                  Any of these risks could have a material adverse effect on our ability to deliver or receive goods on a competitive and timely basis and on our results of operations. We cannot assure that we will not encounter significant difficulties in connection with the sale or procurement of goods in international markets in the future or that one or more of these factors will not have a material adverse effect on our business, financial condition and results of operations. See "Item 4. Information on the Company - 4B. Business Overview - Manufacturing and Production."

                  In addition, we may enter into joint ventures with third parties or establish operations outside of Israel that will subject us to additional operating risks. These risks may include diversion of management time and resources and the loss of management control over such operations and may subject us to the laws of such jurisdiction.

                  In addition to our production facilities in Israel, we currently have production facilities in Jordan and Madagascar and are in the process of shifting additional sewing production to Jordan and Madagascar to take advantage of lower labor costs. Our ability to benefit from the lower labor costs will depend on the political, social and economic stability of these countries and in the Middle East and Africa in general. We cannot assure that the political, economic or social situation in these countries or in the Middle East and Africa in general will not have a material adverse effect on our operations, especially in light of the potential for hostilities in the Middle East. The success of the production facilities also will depend on the quality of the workmanship of laborers, and our ability to maintain good relations with such laborers, in these countries. We cannot guarantee that our operations in Madagascar or Jordan will be cost-efficient or successful.

                  Furthermore, Madagascar experiences wide climate variations and a yearly hurricane season generally between the months of November to March. Once production begins in Madagascar, these weather conditions could negatively affect our operations by, among other things, requiring us to delay or halt production, hindering our ability to transport raw materials to, and finished products from, the Madagascar production facility or even requiring us to replace or perform costly repairs to our equipment at the facility. We cannot assure that our operations will not be materially affected by weather conditions or natural disasters in any area where we maintain production facilities.

        WE ARE AFFECTED BY CONDITIONS TO AND POSSIBLE REDUCTION OF GOVERNMENT PROGRAMS AND TAX BENEFITS

                  We benefit from certain Israeli Government programs and tax benefits, particularly as a result of the "Approved Enterprise" status of substantially all of our existing production facilities in Israel. As a result of our "Approved Enterprise" status, we have been able to receive significant investment grants with respect to our capital expenditures. Following our exhaustion of our net operating loss carryforwards, we have been able to benefit from a reduced tax rate of 25% on earnings derived from these investments for which the benefit period has not expired. To maintain eligibility for these programs and tax benefits, we must continue to meet certain conditions, including making certain specified investments in fixed assets and conducting our operations in specified "Approved Enterprise" zones. If we fail to meet such conditions in the future, we could be required to refund tax benefits and grants already received, in whole or in part, with interest linked to the Consumer Price Index in Israel from the date of receipt. We have granted a security interest over all of our assets to secure our obligations to fulfill these conditions.

                  The Government of Israel has reduced the available amount of investment grants from up to 38% of eligible annual capital expenditures in 1996 up to 24% of eligible annual capital expenditures (for projects not exceeding investments of 140 million shekels in any year) since 1997. There can be no assurance that the Israeli Government will not further reduce the availability of investment grants. The termination or reduction of certain programs and tax benefits, particularly benefits available to us as a result of the "Approved Enterprise" status of some of our existing facilities in Israel, would increase the costs of acquiring machinery and equipment for our production facilities and increase our effective tax rate which, in the aggregate, could have a material adverse effect on us.

                  In addition, if the percentage of our foreign investment exceeds 25%, our Approved Enterprises would qualify for reduced tax rates for three years beyond the initial seven-year period. We cannot assure that we will obtain approval for additional Approved Enterprises, or that the provisions of the Law for the Encouragement of Capital Investments, 1959, as amended, will not change or that the 25% foreign investment percentage will be reached for any subsequent year. See "Item 4. Information on the Company - 4B. Business Overview
- Israeli Investment Grants and Tax Incentives."

                  We also benefit from exemptions from customs duties and import quotas due to our location in Israel, Jordan and Madagascar and the free trade agreements Israel maintains with the United States, Canada, the European Union and the European Free Trade Association. If there is a change in such benefits or if other countries enter into similar agreements and obtain similar benefits or if any such agreements were terminated, we may be adversely affected.

        SINCE MOST OF OUR REVENUES ARE GENERATED IN U.S. DOLLARS AND A LARGE PART OF OUR EXPENSES ARE IN ISRAELI CURRENCY, WE ARE SUBJECT TO FLUCTUATIONS IN INFLATION AND CURRENCY RATES.

                  Because most of our revenues in the foreseeable future are expected to continue to be generated in U.S. dollars and a significant portion of our expenses are expected to continue to be incurred in NIS, we are exposed to risk that an increase in our expenses in NIS will not always be compensated for fully by a devaluation of NIS vis-a-vis the U.S. dollar. For example, in 1999 and 2000, the inflation rate in Israel exceeded the rate of devaluation of the NIS against the dollar. During 1999 and 2000, the rate of inflation in Israel was 1.3% and 0%, respectively, while the NIS appreciated against the dollar by 0.2% and 2.7%, respectively. In contrast, in 2001 and 2002, the rate of devaluation of the NIS vis-a-vis the dollar exceed the inflation rate in Israel. During 2001 and 2002, the rate of inflation was 1.4% and 6.5%, respectively, while NIS devalued against the U.S. dollar by 6.3% and 7.3%, respectively. To the extent that the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the dollar or if the timing of such devaluation lags behind inflation in Israel, we may be adversely affected. See "Item 5. Operating and Financial Review and Prospects - Impact of Inflation and Currency Fluctuations."

        IF OUR ORDINARY SHARES ARE DELISTED FROM THE NEW YORK STOCK EXCHANGE, THE LIQUIDITY AND PRICE OF OUR ORDINARY SHARES AND OUR ABILITY TO ISSUE ADDITIONAL SECURITIES MAY BE NEGATIVELY AFFECTED.

                   In order to maintain the listing of our ordinary shares on The New York Stock Exchange, or NYSE, we are required to meet specified maintenance standards. In December 2002, we were notified by the NYSE that we failed to comply with the listing standards of minimum stockholders' equity of $50 million and minimum market capitalization of $50 million over a consecutive 30 trading day period. As a result, we submitted a business plan to the NYSE demonstrating how we anticipate meeting these criteria within 18-months as required by the NYSE rules. In February 2003, we were notified that we had been approved for continued listing on the NYSE, subject to the successful implementation of the business plan that we submitted to the Exchange.

              In the event we fail to successfully implement our business plan and meet the NYSE criteria within 18 months, or we fail to meet any other listing criteria of the NYSE, our ordinary shares may be delisted from trading on The New York Stock Exchange. We cannot assure you that we will meet all NYSE criteria in the future. Delisting of our ordinary shares would result in limited availability of market price information and limited news coverage. In addition, delisting could diminish investors' interest in our ordinary shares as well as materially adversely affect the liquidity and price of our ordinary shares. Delisting may also make it more difficult for us to issue additional securities or secure additional financing.

        WE ARE SUBJECT TO VARIOUS RISKS RELATING TO OPERATIONS IN ISRAEL

                   We are incorporated under the laws of, and our main offices and manufacturing facilities are located in, the State of Israel. We are directly influenced by the political, economic and military conditions in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on our operations. Since October 2000, there has been a substantial deterioration in the relationship between Israel and the Palestinians which has resulted in increased violence. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. We cannot assure that ongoing or revived hostilities or other factors related to Israel will not have a material adverse effect on us or our business.

                   In addition, in the event the war between the allied forces and Iraq continues, the borders between Israel and Jordan may be closed, which may have an adverse effect on our ability to meet our customers' demands and increase our costs of manufacturing.

                   Generally, all male adult citizens and permanent residents of Israel under the age of 51 are, unless exempt, obligated to perform up to 43 days of military reserve duty annually. Commencing from May 19, 2003 such obligation will be reduced to 36 days. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. Some of our officers and employees are currently obligated to perform annual reserve duty. No assessment can be made as to the full impact of such requirements on our workforce or business if conditions in Israel should change, and no prediction can be made as to the effect of any expansion or reduction of such military obligations on us. See "Item 4. Information on the Company - 4B. Business Overview - Conditions in Israel."

ITEM 4.  INFORMATION ON THE COMPANY

4A. HISTORY AND DEVELOPMENT OF THE COMPANY

                  Tefron Ltd. was incorporated under the laws of the State of Israel on March 10, 1977. Our principal executive offices are located at 28 Chida Street, Bnei-Brak 51371, Israel and our telephone number is 972-3-579-8701. We are subject to the provisions of the Israeli Companies Law, 5759-1999. Our agent for service of process in the United States is CSC Corporation Service Company, 2711 Centerville Rd. Suite 400, Wilmington, DE 19808.


                   Below is a summary of significant events in our development:

         1990        First bodysize cotton panty with applicated elastics
         1997        Initial public offering of our shares on the NYSE
                     Formation of Hi-Tex Founded by Tefron Ltd. and production
                     of first seamless panty.
         1998        Acquisition of a dyeing and finishing facility to achieve
                     greater vertical integration of our business.
         1999        Acquisition of Alba, a manufacturer of
                     seamless apparel and healthcare products. The
                     main purpose of the acquisition of Alba was to
                     acquire additional production capacity, a
                     presence in the United States, direct store
                     distribution capacity, a broader customer base
                     and incremental revenues.
         2001        Initial significant shifting of sewing production to Jordan
         2001        Acquisition of a 50% stake in JBA Productions S.A., an
                     intimate apparel manufacturer located in Madagascar that specializes in bras manufacturing. JBA enjoys most of the free trade privileges that we do in Israel, such as exemption from import quotas and customs duties in the United States and Europe, and the labor costs of its production facility are significantly lower.
         2001        Launch of a turn around program, including significant cost reduction, downsizing and consolidation of operations.
         2002        Reorganization of Alba, including a spin off of the Health
                     Product Division and the formation of the AlbaHealth joint venture with a strategic investor, and the initial consolidation of the seamless production activity in Hi-Tex in Israel, expected to be completed in the second quarter of 2003.

ALBAHEALTH LLC

              FORMATION OF ENTITY. On September 6, 2002, Alba entered into a contribution agreement with Encompass Group, L.L.C., an experienced manufacturer and marketer of numerous health products, and General Electric Capital Corporation, as a result of which Encompass and GE Capital acquired a portion of Alba's Health Products Division which from then became operated through a newly formed Delaware limited liability company, AlbaHealth LLC, referred to in this Annual Report as AlbaHealth.

              Under the terms of the contribution agreement, Alba contributed to AlbaHealth substantially all of the assets related to its Health Products Division, together with the associated liabilities, including bank debt of US$28 million secured by such assets, in exchange for a 48.325% ownership interest in AlbaHealth. Encompass contributed US$12 million in cash to the capital of AlbaHealth in exchange for a 48.325% ownership interest, and GE Capital contributed US $1 million in cash in exchange for a 3.35% ownership interest. In addition, GE Capital provided AlbaHealth with a US$18.0 million credit facility. For information concerning the AlbaHealth credit agreement, see "Item 10. Additional Information - 10C. Material Contracts - AlbaHealth Credit Agreement."

              Under the terms of the Contribution Agreement, the parties agreed that Alba will maintain a majority position on the board of managers of AlbaHealth so long as it holds at least 40% of the interest of AlbaHealth. In addition, the Contribution Agreement provides for certain limitations on the ability of the parties to transfer their interests in AlbaHealth.

              We, together with Alba and Encompass, undertook that, until the fifth year following the date on which we shall cease to hold interest in AlbaHealth, we shall not, directly or indirectly, engage in any competitive business in the territory of the US, Canada and Mexico.

              PUT OPTION AGREEMENT. The parties to the Contribution Agreement are also parties to a put option agreement. Pursuant to the provisions of the Put Agreement, for a period of three years commencing on September 2004 (or, with respect to GE Capital, commencing on such earlier date as the credit agreement terminates), each of Alba and GE Capital has an option to require AlbaHealth to purchase all, but not less than all, of such party's ownership interest in AlbaHealth. The consideration to be paid to Alba for its interests in AlbaHealth is calculated in accordance with a formula which taking into account certain factors, such as AlbaHealth's fair value and its net sales, but in any event such consideration shall not be less than Alba's pro-rata share of the fair value of AlbaHealth. The consideration to be paid to GE Capital for its interests in AlbaHealth shall be equal to its pro-rata share of the fair value of AlbaHealth. Pursuant to the Put Agreement, the fair value of AlbaHealth shall be determined based on a formula which takes into account the difference between the sum of cash and cash equivalents of AlbaHealth and six times the EBITDA of AlbaHealth for the preceding year, and the total debt of AlbaHealth at such time. AlbaHealth's obligation to pay the exercising party its put consideration is subject to the compliance by AlbaHealth of certain conditions as set forth in the Put Agreement.

                  MANAGEMENT FEES. Under the terms of the agreement, Alba will provide certain management services to AlbaHealth in return for an annual fee of approximately $800,000 for the first year ending on September 6, 2003 which shall be increased at a rate of 4% per annum for each additional year of the term.

SHIFT OF U.S. CONSUMER DIVISION MANUFACTURING TO ISRAEL

              In the fourth quarter of 2002, we announced that we will shift manufacturing for Alba's Consumer Division, located in Valdese, NC, to our Hi-Tex Division's manufacturing facility in Israel during the first quarter of 2003. Marketing and distribution of the Consumer Division has remained in the U.S. and have been consolidated with the rest of the group. We expect that shifting Alba's Consumer Division production into the Hi-Tex facilities in Israel will result in a decrease of labor costs and other production costs. We also expect to realize savings of approximately $6 million annually once this reorganization is completed, although this cannot be assured. We reported a one-time charge in the fourth quarter of 2002 of approximately $5.3 million related to this reorganization, most of which was a non-cash charge.

CAPITAL EXPENDITURES

                  Our capital expenditures for fixed assets (net of grants from the Government of the State of Israel) were $1.3 million, $0.7 million, and $38.1 million for the years ended December 31, 2002, 2001 and 2000, respectively. These payments were primarily made for investments in Israel, the United States and Jordan. See Consolidated Statements of Cash Flows in the Consolidated Financial Statements.

                  Our current capital expenditures include investments in equipment, machinery and leasehold improvements in our facilities in Israel and Jordan. See Note 14.D of the Notes to the Consolidated Financial Statements. We expect to incur capital expenses in connection with our efforts to shift more of the sewing production of our cut-and-sew division from Israel to Jordan and Madagascar, to take advantage of lower labor costs.

                  As of the date of this Annual Report, we estimate our capital expenditures for 2003 will be between $5.0 million and $6.0 million. We expect to finance these investments primarily from cash generated from operations. However, the actual amount of our capital expenditures will depend on a variety of factors, including general economic conditions, changes in demand for our products, the risks and uncertainties involved in doing business in Jordan and Madagascar and its ability to generate sufficient cash from operations. See "Item 3. Key Information - 3D. Risk Factors."

4B. BUSINESS OVERVIEW

OVERVIEW

                  We manufacture boutique-quality everyday intimate apparel and active-wear sold throughout the world by such name-brand marketers as Victoria's Secret, The Gap, Banana Republic, Schiesser, J.C. Penny, Target, Nike and Warnaco/Calvin Klein as well as other well known American retailers and designer labels. Through the utilization of manufacturing technologies and techniques developed or refined by us, we are able to mass-produce boutique-quality garments featuring unique designs tailored to our customers' individual specifications at competitive prices. Our product line includes knitted briefs, tank tops, boxers, leggings, tank, tops, crop, bras, T-shirts and bodysuits and active-wear, primarily for women.

                  In 1990, we began to implement a strategy of applying our manufacturing technologies and techniques to meet the fashion and merchandising needs of its customers. We redesigned and streamlined the production process for intimate apparel, which has historically been labor-intensive, to increase substantially the automation and control of our sewing and cutting operations, thereby achieving higher levels of product quality and consistency while reducing labor costs. With product innovation made possible by our manufacturing capabilities, we redirected our marketing efforts to become a principal supplier to a more select customer base, representing some of the leaders in the intimate apparel industry. As a result of this strategy, we successfully entered the United States market for boutique-quality, competitively priced everyday intimate apparel. For example, we introduced to the United States market, through Victoria's Secret, a women's seamless brief, filling a niche in the market for boutique-quality, moderately priced cotton briefs. Overall, our total sales have increased from $97.4 million in 1998 to $128.8 million in 1999 ($203.1 million in 1999 on a pro forma basis as if the acquisition of Alba had occurred at the beginning of 1999) to $223.6 million in 2000. Our total sales decreased to $188.9 million in 2001 and then increased to $190.3 million in 2002.

                  We are known for the technological innovation of our Hi-Tex and cut-and-sew manufacturing process. Our Hi-Tex manufacturing process was implemented as part of our strategy to streamline our manufacturing process and improve the design and quality of our products. The Hi-Tex manufacturing process includes the utilization of a single machine that transforms yarn directly into a nearly complete garment, replacing the knitting, cutting, and significant sewing functions which, in traditional manufacturing, are performed sequentially on separate machines at separate workstations. Following this single-machine operation, all the Hi-Tex manufacturing process requires to complete the garment is dyeing and a reduced amount of sewing and finishing. Our Hi-Tex manufacturing process enables us to produce a substantially wider range of fabrics, styles and product lines, resulting in a consistently high level of comfort, quality and durability.

                  We seek to develop strong relationships with large name-brand marketers of intimate apparel and active-wear and to become their principal supplier for those products we manufacture. We believe that customers are attracted by our manufacturing capabilities, which allow for consistently high-quality merchandise at competitive prices as well as for the capacity to accommodate rapid sales growth. We believe that our collaboration with our customers in the design and development of our products strengthens our relationships with our customers and improves the quality of our products. We began our relationship with Victoria's Secret in 1991, with Banana Republic and The Gap in 1993 and with Warnaco/Calvin Klein in 1994. In 2000, we began our relationship with Target, which was an existing customer of Alba. In 2002, these customers accounted for approximately 67.5% of our total sales.

                  We enjoy several strategic advantages by reason of our location in Israel, Jordan and Madagascar. Israel is one of the few countries in the world that has free trade agreements with the United States, Canada, the European Union, or EU, and the European Free Trade Association, or EFTA. These agreements permit us to sell our products in the United States, Canada and the member countries of the EU and the EFTA free of customs duties and import quotas. Due to our locations in Jordan and Madagascar we benefit from exemptions from customs duties and import quotas. We also currently benefit from substantial investment grants and tax incentives provided by the Government of Israel and from the availability in Israel of both skilled engineers and relatively inexpensive unskilled workers. See "- Israeli Investment Grants and Tax Incentives" and "- Conditions in Israel -Trade Agreements."

PRODUCTS

                  In close collaboration with our customers, we design and manufacture boutique-quality intimate apparel and active-wear, primarily for women. Through our efficient, low-cost production capability, we produce garments made of cotton and man-made fibers for large-volume marketers who, in recent years, have increased retail consumer interest for quality intimate apparel and active-wear at affordable prices. We believe that our advanced technology and manufacturing processes enable us to deliver intimate apparel and active-wear that is comfortable to wear, fits well and is made of high-quality fabric. Our principal products include knitted briefs, tank tops, boxers, leggings; tank, tops, crop, bras, T-shirts and bodysuits and active-wear, primarily for women.

                  AlbaHealth manufactures and sells healthcare products. These products include: anti-embolism stockings and compression therapy systems, an intermittent pneumatic compression device, both of which are designed to improve circulation and reduce the incidence of deep vein thrombosis; sterile wound dressings, such as pre-saturated gauze, petrolatum and xeroform gauze, non-adhering dressings and gauze strips; and XX-Span(R) dressing retainers, an extensible net tubing designed to hold dressings in place without the use of adhesive tape. All dressing products are used in wound care therapy. Other healthcare products include slip-resistant patient treads, which are knitted soft patient footwear with slip-resistant sole to help prevent patient falls while keeping feet warm even while in bed, oversized socks and knitted cuffs. In 2002, footwear products represented approximately 49% of the sales of the AlbaHealth.

                  We have entered into an agreement to acquire Macro Clothing Ltd. Upon closing of this transaction, which is subject to certain conditions, we expect to expand our product line to include swimsuits and beachwear. See "Item 7. Major Shareholders and Related Party Transactions - 7B. Related Party Transactions - Macro Share Purchase Agreement."

                  The principal market for our products is the United States. For a breakdown of our sales by geographic area and operating segments, see Note 21 of the Notes to the Consolidated Financial Statements.

MANUFACTURING AND PRODUCTION

                  We have developed manufacturing innovations for various stages of the production process, including improvements in the knitting of fabric as well as the cutting and sewing of individual garments. Our manufacturing technologies and techniques allow us to provide our customers with mass-produced boutique-quality merchandise at competitive prices. In May 1997, we introduced our Hi-Tex manufacturing process which consolidates a large portion of the production steps into a single machine, the Santoni knitting machine, and has enabled us to produce a substantially wider range of fabrics, styles and product lines at a consistently higher level of comfort, quality and durability. The Santoni Knitting machines are seamless knitting machines that use state-of-the-art computer controlled circular knitting technology.

                  We manufacture products only to fill firm orders and therefore maintain limited inventory of finished goods. Customers typically send projected product requirements to us between six and twelve months in advance of the delivery requirements and place firm orders between three and six months prior to the desired delivery date. This lead time allows us to coordinate raw material procurement with its usage and to adjust production levels in order to meet demand.

                  We currently produce intimate apparel and active-wear in different style, color and yarn combinations. We manufacture cotton knit products using our advanced proprietary manufacturing techniques and also produce fine products from man-made fibers, including micro-fibers, using our cut-and-sew manufacturing process and our highly automated Hi-Tex manufacturing process.

MANUFACTURING PROCESS (INCLUDING CUT-AND-SEW)

                  We utilize vertically integrated production processes and automated production techniques. These processes involve the following steps:

     o PRODUCT DESIGN - Traditionally, manufacturers produce several samples of a garment from which apparel marketers can select. In contrast, our sophisticated technology enables us to collaborate with our customers earlier in the design process to develop customized garments. In addition, we work independently to develop new products, to increase sales to existing customers and to exploit market opportunities and increase penetration where it can establish a competitive advantage. For example, we designed the seamless brief for Victoria's Secret. Overall, the women's seamless brief generated sales of more than $75 million in 2002.

     o RAW MATERIAL DEVELOPMENT - After a design is developed, raw materials for the production of the product are purchased. Our raw materials primarily include cotton yarns, blends of cotton and synthetic yarn (e.g., cotton-spandex, cotton-lycra and cotton-viscose), micro-fiber nylons and blends of micro-fiber nylon with lycra/spandex and elastic. We purchase our raw materials from several international and domestic suppliers and historically have not experienced any difficulty in obtaining raw materials to meet production requirements. Raw materials are generally purchased against actual orders. As a result, we can effectively manage our raw material inventory and typically we do not maintain inventory of raw materials for a period of more than eight weeks. From time to time, when market conditions are favorable, we have entered into contracts with various suppliers of basic cotton for delivery over a period of three to six months.

     o KNITTING - To secure a continuous supply of high-quality fabric, we purchased New-Net Industries Ltd., a knitting facility, from Macpell in 1996. Located adjacent to our principal manufacturing facility in Segev, Israel, this knitting facility currently supplies substantially all of our fabric in Israel. The New-Net facility utilizes advanced and automated technology to knit tubular fabric, including bodysize fabrics. Bodysize fabrics, which are required for seamless garments, enable maximum use of fabric and minimize waste during cutting. We operate 89 automatic knitting machines, which have capacity to produce approximately 270 to 360 tons of fabric per month (depending on the type of fabric). During 2002, we produced approximately 130 tons of fabric per month, approximately 92% of which was used by us and the remainder was sold to third parties. We do not have any long-term supply obligations and are able to shift capacity for our own use when necessary.

     o DYEING AND FINISHING - With the purchase of a dyeing and finishing facility in 1998, we can satisfy a significant portion of its dyeing and finishing needs in-house. The remainder is outsourced to dyeing and finishing subcontractors in Israel. We have established testing procedures which examine all fabric upon return to us to ensure the color consistency, stability and durability of our dyed fabric.

     o CUTTING - Traditionally, manufacturers manually cut multiple layers of fabric on a cutting table. To modernize the production process, manufacturers have used computerized, automatic cutting equipment. We use both this equipment and highly advanced machines that automatically and continuously lay and cut tubular knitted fabric to specified sizes, minimizing fabric waste and the amount of sewing required, which results in a more consistent and comfortable garment. Our current cutting volume is approximately 120,000 to 165,000 units per day (depending on the type of product). We can increase our cutting capacity to approximately 150,000 to 170,000 units per day by operating additional cutting shifts. In addition, our existing facilities can accommodate additional cutting machines to further increase cutting capacity.

     o SEWING - Cut fabrics are sewn to complete the garment, including the addition of accessories such as elastic waist and leg bands as well as labels. Traditionally, sewing has been considered a labor-intensive process; however, we have automated various tasks associated with this stage of production in order to minimize human involvement and to enhance efficiency and consistency. Working with computerized equipment and robotics, our employees sew garments with far greater precision than if sewn entirely by hand. Our sewing capacity is approximately 180,000 units per day (depending on the type of product). We are currently operating below our sewing capacity. To accommodate short-term increased capacity requirements, we have the ability to utilize subcontractors to perform a portion of the sewing process that does not require our advanced techniques.

     o TESTING AND QUALITY CONTROL - We place significant emphasis on quality control and uses quality assurance teams at each stage of the manufacturing process.

HI-TEX MANUFACTURING PROCESS

                  In an effort to streamline and automate the manufacturing process further, we developed the Hi-Tex manufacturing process, which utilizes state-of-the-art technology that eliminates most stages of the manufacturing process while increasing efficiency, consistency and quality. We have successfully combined existing hosiery and apparel technologies to create this new manufacturing process. The Hi-Tex process includes the utilization of a single machine, the Santoni knitting machine, that transforms yarn directly into a nearly complete garment, replacing the knitting, cutting, sewing and accessorizing functions which, in traditional manufacturing, are performed sequentially on separate machines at separate workstations. Following this single-machine operation, all the Hi-Tex process requires to complete the garment is dyeing and a limited amount of sewing and finishing, which are conducted using our proprietary techniques. In addition to providing a higher level of manufacturing efficiency, Hi-Tex has enabled us to produce a substantially wider range of fabrics, styles and product lines at a consistently higher level of comfort, quality and durability. This is made possible, in large part, because the Hi-Tex process knits a garment directly, rather than cutting it from fabric, allowing for the production of any size, pattern or design with even greater precision than previously available.

                  In May 1997, we began producing Hi-Tex garments for our customers. The Hi-Tex manufacturing process is currently being used to produce knit-to-size underwear, active-wear and outerwear. We operate our Hi-Tex manufacturing process in two main facilities of approximately 143,000 square feet and 180,000 square feet, respectively, adjacent to our principal production facilities. See "Item 4. Information on the Company - 4D. Property, Plants and Equipment." At December 31, 2002, we had a total of 609 fully equipped Santoni Knitting machines at the Hi-Tex 1 and the Hi-Tex 2 facilities in Israel, and 258 fully equipped Santoni Knitting machines at Alba in Valdese, North Carolina. We expect to complete the shifting of our manufacturing from our Consumer Division of Alba, located in the United States, to Hi-Tex in Israel in the second quarter of 2003.

                   We believe that the Hi-Tex manufacturing process represents an innovative combination of cutting-edge technology and technical expertise and has further strengthened our reputation within the industry as a leader in automated manufacture and design. In addition, with both the Hi-Tex manufacturing process and the traditional cut-and-sew process, we are able to produce garments made from man-made fibers in addition to its existing lines of cotton products. We specialize in developing and using performance yarns. The Hi-Tex manufacturing process enables us to produce double-knit body size jerseys and jacquard single-knit body size jerseys. The Hi-Tex manufacturing process was developed in-house through the adaptation and configuration of machinery and equipment purchased from third parties. Although developed for its exclusive use, only a part of these adaptations and configurations is patented. The technology for our second generation bra, however, has been patented in 2000. In addition, Alba's technology is patented for the knit bra and various knit-in features for its seamless products. See "- Intellectual Property" and "Item 3. Key Information - 3D. Risk factors - We may not be able to protect our intellectual property." In September 2001, we were awarded a patent for a series of features associated with the production the second generation bra.

                  Alba's health products, now produced by AlbaHealth, are manufactured at the Rockwood, Tennessee, plant and by subcontractors in the United States.

SALES AND MARKETING

                  Our marketing strategy focuses on selling boutique-quality knit products to large U.S. and European marketers of intimate apparel and active-wear.

                  Senior management is actively involved in pursuing new customer relationships and stimulating the continued growth of existing customer orders and product lines. We believe that responsiveness, dependability and personal attention are important to our customers. In order to ensure such service, we work with customers to develop new products and fabrics and coordinates with them to ensure the availability of our capacity to meet such customers' anticipated demand. In order to provide additional customer service, we have direct computer linkage with Victoria's Secret, which enables Victoria's Secret to communicate on-line with us regarding orders, print sketches and measurement tables and provide shipping and payment instructions.

                  WE MARKET OUR PRODUCTS DIRECTLY TO MAJOR RETAIL ORGANIZATIONS, WHICH SELL THEM UNDER THEIR OWN LABELS AND TO SEVERAL COMPANIES THAT MARKET NATIONALLY ADVERTISED BRANDS. PRODUCTS OF THE ALBAHEALTH FOR USE IN HOSPITALS ARE MARKETED TO MAJOR DISTRIBUTORS BY ALBAHEALTH'S SALES REPRESENTATIVES. THESE PRODUCTS ARE SOLD BOTH UNDER PRIVATE LABEL AND ALBAHEALTH'S OWN LIFE SPAN(R) LABEL. WE HAVE SALES OFFICES WHICH ARE LOCATED IN VALDESE, NORTH CAROLINA IN NEW YORK CITY AND IN ISRAEL.

                  WE SEE THE ACTIVE-WEAR MARKET AS AN ADDED OPPORTUNITY TO MATERIALIZE OUR INNOVATIVE PRODUCTION AND DESIGN CAPABILITIES. WE OPENED AN OFFICE IN PORTLAND, OREGON FOR THE PURPOSE OF ADVANCING OUR ACTIVE-WEAR SALES, STRENGTHENING THE COMMUNICATION WITH OUR ACTIVE-WEAR CUSTOMERS AND THE IMPROVEMENT OF OUR SERVICES. IN ADDITION, WE DEDICATED A SEPARATE DEVELOPMENT AND SALES TEAM IN ISRAEL FOR THE ACTIVE-WEAR CUSTOMERS.

INTELLECTUAL PROPERTY

                  Only a part of the adaptations, configurations, technologies or techniques used in our manufacturing process is patented. See "Item 3. Key Information - 3D. Risk Factors - We may not be able to protect our intellectual property." However, we have obtained patents for certain aspects of our manufacturing process and for certain of our products, such as the "millenium bra", the "bonded bra" and the "ultrasonic bra.", who's fabric is joined without sewing.

                  Alba holds several patents relating to our products and AlbaHealth holds several patents relating to healthcare products, including patents for processes which make it possible to knit bras and various functional features in bras and panties on seamless knitting equipment. AlbaHealth also holds a patent for a device used to warm wet dressings as well as a patent for a process covering the manufacture of dressings.

                  We emphasize the development of new technologies that will enable the manufacture of products that have an advantage over the products currently existing in the market.

SEASONALITY

                  Our operations are somewhat seasonal, because our operations are affected by the substantial cyclical variations of our principal customers' businesses. If the business of our customers is affected by a downturn in the general economy, a change in consumer purchasing habits or other events, our customers' purchase orders may decrease, thereby resulting in lower revenues and profits for us. For example, our first quarter sales in each of the past two years were lower than sales in other quarters for no single reason. See "Item 3. Key Information - 3D. Risk Factors - We depend on a small number of principal customers who have in the past bought our products in large volumes," "- Our principal customers are in the retail industry, which is subject to substantial cyclical variations" and "- Our annual and quarterly operating results may vary which may cause the market price of our Ordinary Shares to decline."

                  Additionally, if, in any year, a significant number of Christian, Druse, Jewish or Muslim holidays occur in a particular quarter, we will experience fewer days of operation and, therefore, lower levels of production during such quarter. In recent years, a significant number of such holidays occurred during the second quarter of the financial year, but the dates of many of such holidays are based on lunar calendar and vary from year to year.

CUSTOMERS

                  Our customers represent some of the leading marketers of intimate apparel and active-wear in the world. More than 58% of our sales in 2002 were derived from the worldwide sale of our products to our two largest customers, Victoria's Secret and The Gap /Banana Republic. In 2002, we strengthened our business relationship with our active-wear customers, such as Nike, Patagonia and Adidas, and started targeting the European market in intimate apparel.

                  The following table outlines the dollar amount and percentage of total sales to our customers:

                                                                         SALES
                                       ----------------------------------------------------------------------
                                                                YEAR ENDED DECEMBER 31,
                                       ----------------------------------------------------------------------
CUSTOMER                                         2000                     2001                   2002
                                       ----------------------  ----------------------  ----------------------
                                                                 (Dollars in millions)
Victoria's Secret(1) ..........          $ 95.2         42.6%      $ 81.2       43.0%     $ 94.7       49.8%
Warnaco/Calvin Klein(2)........          $  9.5          4.2%      $  7.2        3.8%     $  7.5        3.9%
Gap/Banana Republic ..........           $ 19.2          8.6%      $ 18.0        9.5%     $ 15.8        8.3%
Target .......................           $  8.3          3.7%      $ 13.1        6.9%     $ 10.0        5.3%
Allegiance Healthcare ........           $ 16.1          7.2%      $ 15.8        8.4%     $ 16.7        8.8%
Nike .........................               --            --      $  5.7        3.0%     $  5.2        2.7%
                                       --------      --------  ----------   ---------  ---------   ---------
Others .......................           $ 75.3         33.7%      $ 47.9       25.4%     $ 40.4       21.2%
                                       --------      --------  ----------   ---------  ---------   ---------
Total ........................           $223.6        100.0%      $188.9      100.0%     $190.3      100.0%

(1) Includes sales to Mast on behalf of Victoria's Secret, Victoria's Secret Catalog, Cacique and Abercrombie & Fitch.
(2)  Includes sales to American Phill Textile Inc.

                  We established our relationship with our largest customer, Victoria's Secret, in 1991. Since 1992, we have manufactured cotton knit seamless briefs for Victoria's Secret. Currently, we manufacture underwear, nightwear, loungewear and bodysuits for Victoria's Secret and have received initial orders for bras. Our products are sold in stores operated by Victoria's Secret. We continue to seek to expand and strengthen our relationship with Victoria's Secret by providing the retailer with a continuing line of new products. However, we cannot assure that Victoria's Secret will continue to buy our products in the same volumes or on the same terms as they did in the past. See "Item 3. Key Information - 3D. Risk Factors - We depend on a small number of principal customers who have in the past bought our products in large volumes. We cannot assure that these customers or any other customer will continue to buy our products in the same volumes or on the same terms."

                  We began our working relationship with Banana Republic and The Gap in 1993. Currently, we supply Banana Republic and The Gap with underwear, sleepwear and body bras.

                  We also gained as a customer, Allegiance Healthcare Corporation, through our acquisition of Alba at the end of the year 1999. Allegiance acquires a range of medical products from AlbaHealth.

                  When we establish a relationship with a new customer in the normal course of business, our initial sales to that customer are typically in larger quantities of goods (to build the customer's initial inventory) than may be required to replenish such inventory from time to time thereafter. After a customer builds its initial inventory, the rate of growth of our sales to such customer may decrease. In addition, the volume of products ordered by customers are subject to the cyclical variations in their business. See "Item 3. Key Information - 3D. Risk Factors - We depend on a small number of principal customers who have in the past bought our products in large volumes," "- Our principal customers are in the retail industry, which is subject to substantial cyclical variations" and "- Our annual and quarterly results may vary which may cause the market price of our Ordinary Shares to decline." Consequently, there can be no assurance that sales to current customers will continue at the current rate.

BACKLOG

                  Our backlog of orders during 2002 ranged from $44.7 million to $64.1 million, as compared to a range of $41.2 million to $62.3 million during 2001. This backlog is comprised of firm orders that represent the average production volume for the subsequent three to four months. Backlog data and any comparison thereof as of different dates may not necessarily represent an indication of future sales.

ISRAELI INVESTMENT GRANTS AND TAX INCENTIVES

                  The Israeli government has established investment and tax incentive programs for enterprises that invest and do business in Israel. Israeli government support is provided primarily to industrial and tourism companies that help fulfill certain economic objectives of the Israeli government, such as creating employment in selected locations in Israel, competing in international markets, utilizing innovative technologies, producing value-added products and generating income in foreign currency. To date, we have enjoyed Israeli government grants with respect to such programs for significant amounts of its capital expenditures. Such grants were available from 1997 to 2001 for an amount equal to 24% of the eligible annual capital expenditures (for projects not exceeding investments of NIS140 million in any year), and for an amount equal to 20% of the eligible annual capital expenditures (for projects exceeding investments of NIS140 million). Following the exhaustion of our net operating loss carryforwards in 1997, we began to benefit from certain tax incentives as a result of the Approved Enterprise status of certain of its facilities.

LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959

                  The Law for Encouragement of Capital Investments, 1959, or the Investment Law, provides that a capital investment in eligible facilities may, upon application to the Investment Center, be designated as an "Approved Enterprise." Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific Approved Enterprise.

                  Each application to the Investment Center is reviewed separately, and a decision as to whether or not to approve such application is based, among other things, on the then prevailing criteria set forth in the Investment Law, on the specific objectives of the applicant company set forth in such application and on certain financial criteria of the applicant company. Accordingly, there can be no assurance that any such application will be approved.

                  Taxable income of a company derived from an Approved Enterprise designated as such after July 30, 1978 is subject to corporate tax at the maximum rate of 25% (rather than the generally applicable corporate tax rate of 36%) for the "Benefit Period," a period of seven years commencing with the year in which the Approved Enterprise first generated taxable income (limited to 12 years from commencement of production or 14 years from the date of approval, whichever is earlier) and, under certain circumstances (as further detailed below), extending to a maximum of ten years from the commencement of the Benefit Period. In the event that a company is operating under more than one approval or that its capital investments are only partly approved, referred to as a "Mixed Enterprise", its effective corporate tax rate is the result of a weighted combination of the various applicable rates.

                  We currently have plants which have been granted Approved Enterprise status in conformity with the Investment Law. In accordance with this law, the income from the Approved Enterprises during the Benefit Period will be subject to a reduced tax rate of 25%. A company with foreign investment in excess of 25% at the time an approval is granted is entitled to a Benefit Period of ten years from such approval and, if the proportion of foreign investment is between 49% and 74%, to a tax rate of 20%. The proportion of foreign investment is measured annually based on the lowest level of foreign investment during the year. Our effective tax rate for income derived from Approved Enterprises during 2002, based on its percentage of foreign investment in 2002, was 25%. In addition, pursuant to the Investment Law, Approved Enterprise status granted to investment programs from January 1997 onwards in designated areas, which includes the location of our primary plants, are exempt from tax for the first two years of the Benefit Period commencing in the first year in which taxable income is generated.

                  The Benefit Period for our first Approved Enterprises has ended and as such, income attributable to these enterprises are taxed at a rate of 36%, the normal Israeli corporate tax rate. Shareholders are subject to a 15% Israeli tax (withheld at source) on dividends distributed out of income of Approved Enterprises and a 25% Israeli tax (unless treaties for the prevention of double taxation state otherwise) on dividends distributed from other sources of income. The Benefit Period for our remaining Approved Enterprises began in 1997, when our taxable income first exceeded our net operating loss carryforwards.

                  The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program. We have not utilized this benefit as we have received preferable depreciation rights pursuant to other taxation laws.

                  Grants and certain other incentives received by a company in accordance with the Investment Law remain subject to final ratification by the Investment Center, such ratification being conditional upon fulfillment of all terms of the approved program.

                  The benefits available to an Approved Enterprise are conditional upon the fulfillment of certain conditions stipulated in the Investment Law and its regulations and the criteria set forth in the specific certificate approval, as described above. In the event that these conditions are violated, in whole or in part, we would be required to refund the amount of tax benefits, with the addition of the Israeli consumer price index, or CPI, linkage adjustment and interest. We have granted a security interest over all of our assets to secure our obligation to fulfill these conditions. We believe that our Approved Enterprises operate in substantial compliance with all such conditions and criteria.

LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES), 1969

                  We currently qualify as an "Industrial Company" within the definition of the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law. According to the Industry Encouragement Law, an Industrial Company is a company resident in Israel, at least 90% of the income of which, in any tax year, determined in Israeli currency (exclusive of income from defense loans, capital gains, interest and dividends), is derived from an "Industrial Enterprise" owned by it. An Industrial Enterprise is defined as an enterprise whose major activity in a given tax year is industrial production activity.

                  The following tax benefits are available to Industrial
Companies:

                  (a) deduction of purchases of know-how and patents over an eight-year period for tax purposes;

                  (b) an election under certain conditions to file a consolidated tax return with certain Israeli industrial subsidiaries; and

                  (c) accelerated depreciation rate on equipment and buildings.

                  Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from a governmental authority. No assurance can be given that we will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

COMPETITION

                  The intimate apparel market is highly competitive. Our products compete with products of other manufacturers in Israel, Europe, the United States, South and Central America and Asia. Competition in the intimate apparel market is generally based on price, quality and customer service. We believe that our automated manufacturing process and low production costs give us a competitive advantage over other manufacturers producing comparable-quality products. Although certain European and Asian producers share some of our manufacturing technology, we believe such producers are at a disadvantage due to their relative high operating costs, especially for labor. We also believe that we have a competitive advantage over manufacturers located in Asia and South America, where the cost of labor is low, due to the quality of our products. The large supply of inexpensive labor in Asia and South America has led Asian and South American firms to focus on producing low-cost, mass-market garments. We believe such textile manufacturers have not made the capital investments in automated machinery necessary to produce consistently high-quality garments, and therefore have not targeted the high-quality intimate apparel market.

                  Although we have invested in Santoni knitting machines to manufacture our seamless products, a competitor of the Santoni brand could manufacture similar machines at lower prices, thereby increasing the competition we would face in the intimate apparel market. See "Item 3. Key Information - 3D. Risk Factors - Our markets are highly competitive and some of our competitors have numerous advantages over us; we may not be able to compete successfully."

                  In addition, we benefit from Israel's status as one of the few countries in the world that currently has free trade agreements with the United States, Canada, the EU and the EFTA which permit us to sell its products in the United States, Canada and the member countries of the EU and the EFTA free of customs duties and imports quotas. Finally, government incentives that reduce the cost to us of our equipment may not be available in other countries. We are also able to sell our products manufactured at our facilities in Jordan and Madagascar free from customs duties and import quotas to the United States and Europe under certain conditions.

CONDITIONS IN ISRAEL

                  We are incorporated under the laws of, and many of our offices and manufacturing facilities are located in, the State of Israel. Accordingly, we are directly affected by political, military and economic conditions in Israel. Our operations would be materially adversely affected if major hostilities involving Israel should occur or if trade between Israel and its present trading partners should be curtailed.

POLITICAL CONDITIONS IN ISRAEL

                  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. However, a peace agreement between Israel and Egypt was signed in 1979, a peace agreement between Israel and Jordan was signed in 1994 and, since 1993, several agreements between Israel and Palestinian representatives have been signed. In addition, Israel and several other Arab states have announced their intention to establish trade and other relations and are discussing certain projects. However, as of the date hereof, Israel has not entered into any peace agreement with Syria or Lebanon. No prediction can be made as to whether any other written agreements will be entered into between Israel and its neighboring countries, whether a final resolution of the area's problems will be achieved, the nature of any such resolution or whether civil unrest will resume and to what extent such unrest would have an adverse impact on Israel's economic development or on our operations in the future.

                  There is substantial uncertainty about how or whether any peace process will develop or what effect it may have upon us. Since October 2000, there has been a substantial deterioration in the relationship between Israel and the Palestinians which has resulted in increased violence. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. Ongoing violence between Israel and its Arab neighbors and Palestinians may have a material adverse effect on our business, financial condition or results of operations.

                  Despite the progress towards peace between Israel, its Arab neighbors and the Palestinians, certain countries, companies and organizations continue to participate in a boycott of Israeli firms. We do not believe that the boycott has had a material adverse effect on us, but there can be no assurance that restrictive laws, policies or practices directed towards Israel or Israeli businesses will not have an adverse impact on the expansion of our business.

                  Generally, all male adult citizens and permanent residents of Israel under the age of 51 are, unless exempt, obligated to perform up to 43 days of military reserve duty annually. Commencing from May 19, 2003 such obligation will be reduced to 36 days. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. Some of our officers and employees are currently obligated to perform annual reserve duty. While we have operated effectively under these requirements since we began operations, no assessment can be made as to the full impact of such requirements on our workforce or business if conditions should change, and no prediction can be made as to the effect on us of any expansion or reduction of such obligations.

                  In addition, in the event and to the extent the war between the allied forces and Iraq impacts on Israel, our operations may be adversely affected.

ECONOMIC CONDITIONS IN ISRAEL

                  Israel's economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. The Israeli government has, for these and other reasons, intervened in various sectors of the economy employing, among other means, fiscal and monetary policies, import duties, foreign currency restrictions and control of wages, prices and foreign currency exchange rates. The Israeli government has periodically changed its policies in all these areas.

TRADE AGREEMENTS

                  Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development, and the International Finance Corporation. Israel is a signatory to the General Agreement on Tariffs and Trade, which provides for the reciprocal lowering of trade barriers among its members. In addition, Israel has been granted preferences under the Generalized System of Preferences from the United States, Australia, Canada and Japan. These preferences allow Israel to export the products covered by such program either duty-free or at reduced tariffs. Israel became associated with the European Economic Community (now known as the European Union) in a Free Trade Agreement concluded in 1975, which confers certain advantages with respect to Israeli exports to most European countries and obligates Israel to lower its tariffs with respect to imports from those countries over a number of years.

                  In 1985, Israel and the United States entered into an agreement to establish a Free Trade Area that has eliminated all tariff and certain non-tariff barriers on most trade between the two countries. On January 1, 1993, an agreement between Israel and the EFTA established a free trade zone between Israel and the EFTA nations. In recent years, Israel has established commercial and trade relations with a number of other nations (including the People's Republic of China, Russia, India and other nations in Asia and Eastern Europe) with which Israel had not previously had such relations.

U.S. GOVERNMENT REGULATION

                  Alba is subject to various United States regulations relating to the maintenance of safe working conditions and manufacturing practices. In addition, certain of the products manufactured by AlbaHealth are subject to the requirements of the Food and Drug Administration with respect to environmentally controlled facilities. Management believes that it is currently in compliance with all such regulations.

4C. ORGANIZATIONAL STRUCTURE

                  Our significant subsidiaries consist of the following wholly-owned subsidiaries: (i) New-Net Industries Ltd., a company incorporated under the laws of the State of Israel, (ii) Newpal Ltd., a company incorporated under the laws of the State of Israel, (iii) Hi-Tex Founded by Tefron Ltd., a company incorporated under the laws of the State of Israel, (iv) Alba which holds 48.325% interest in AlbaHealth, a Delaware limited liability company,
(v) El-Masira Textile Company Ltd. a company incorporated under the laws of Jordan, and (vi) Tefron Holdings Netherlands B.V. which holds a 49.9% interest in JBA Production S.A., a company incorporated under the laws of Madegascar, and also holds 50.1% interest in Tefrani S.A., a company incorporated under the laws of Mauritius.

4D. PROPERTY, PLANTS AND EQUIPMENT

ISRAEL

                  As of December 31, 2002, we maintained manufacturing and administrative facilities at the following sites in Israel and Jordan:

                                             APPROX.
                                             SQUARE       NUMBER OF     LEASE EXPIRATION
           FACILITY IN ISRAEL                FOOTAGE      EMPLOYEES            (1)                  FUNCTION
-----------------------------------------  -----------   -----------   ------------------  --------------------------
Bnei Brak (2)......................              3,000        20              2003         Management offices
Segev:  Central Factory -
  Tefron (3) (4)...................             83,000       436              2006         Cutting, sewing,
                                                                                             packaging, storage and
                                                                                             administrative functions
Inoah..............................             10,000       257              2006         Sewing and packaging
Segev:  Central Factory -
  Hi-Tex 1 (3) (4).................            143,000       414              2011         Knitting, sewing,
                                                                                             packaging, storage and
                                                                                             administrative functions
Segev:  Central Factory -
  Hi-Tex 2 (3) (4)..................           180,000       438              2012         Knitting, sewing,
                                                                                             packaging and storage
Yarka ..............................            23,000       330              2012         Sewing and packaging
Segev:  Central Factory - New -Net..            37,000        60              2003         Knitting
Dyeing Factory......................            39,000        40              2004         Dyeing and finishing
Segev:  Delivery Warehouse (3) (4)..            65,000        7               2012         Warehouse for finished
                                                                                             products
           FACILITY IN JORDAN
Irbid...............................            19,000       358              2003         Sewing and packaging
                                                                                             factory

--------------------------------------

(1)  Including any renewal options.
(2) We lease 5,800 sq. ft. and sublease 1,000 sq. ft. to an affiliated party, Macpell, through the year 2003.
(3)  We lease this property from a subsidiary of Macpell.
(4) Not including an additional option for 15 years lease exercisable every three years on a 90 days' prior advance notice.

                  We manufacture our Hi-Tex garments at the Hi-Tex 1 and Hi-Tex 2 facilities, which are adjacent to our principal production facilities in Segev. These facilities and the warehouse in Segev are leased from a subsidiary of Macpell. See "Item 7. Major Shareholders and Related Party Transactions - 7B. Related Party Transactions - Relationships and Transactions with Macpell - Lease Arrangement."

                  For a description of our plans regarding our facilities, see "- 4A. History and Development of the Company - Capital Expenditures."

                  We believe that our existing facilities in Israel and Jordan are well-maintained, in good operating condition and provide adequate space for our current level of operations as well as for a significant increase in sales volume.

                  We further believe that our facilities and operations are in substantial compliance with current Israeli governmental regulations regarding safety, health and environmental pollution. We have not generally experienced difficulty in complying with these regulations and such compliance has not had a material adverse effect on our capital expenditures, earnings or competitive position.

UNITED STATES

                  As of December 31, 2002, Alba maintained manufacturing and administrative facilities at the following sites in the United States:

                                               APPROX.         NUMBER OF
       FACILITY IN UNITED STATES           SQUARE FOOTAGE      EMPLOYEES                FUNCTION
---------------------------------------   ----------------    -----------   --------------------------------
Valdese, NC - Alba..................          157,000              14        Warehouse (Consumer Products)
Valdese, NC - John Louis............          178,300             136        Finishing (Consumer Products)
Valdese, NC - Pineburr..............           81,000              74        Knitting (Consumer Products)
Rockwood, TN (AlbaHealth)...........          245,940             366        Knitting, Yarn Processing &
                                                                                Finishing (Health Products)
Valdese, NC - Offices...............           52,000              52        Corporate headquarters
New York City - Offices.............            3,200               2        Sales Offices and Showroom
------------------------------------

                  As part of our plan to shift manufacturing of Alba's consumer products to our Hi-Tex facility in Israel, we expect to shut down the manufacturing activities in Valdese, NC - John Louis facility in May 2003 and our Valdese, NC - Pineburr facility in April 2003. Marketing and distribution are expected to remain in the U.S. We expect this move to result in a decrease of labor costs and other production costs.

                  All plants are of brick and steel construction, and most areas have been air-conditioned. Alba leases its New York City office under a lease that expires in April 2005. The remainder of Alba's physical properties are held in fee simple. Alba's physical properties are subject to a lien pursuant to a credit agreement entered into in connection with the acquisition of Alba. See "Item 10. Additional Information - 10C. Material Contracts - Credit Agreement." We believe our existing facilities in the United States are well-maintained, in good operating condition and provide adequate space for Alba's current level of operations as well as for a significant increase in sales volume.

                  We further believe that Alba is in substantial compliance with present United States federal, state and local regulations regarding the discharge of materials into the environment. Capital expenditures required to be made in order to achieve such compliance have had no material effect upon Alba's earnings or the competitive position of Alba. We believe that continued compliance will not require material expenditures.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

GENERAL

                  The currency of the primary economic environment in which our business is conducted is the United States dollar. Consequently, we use the dollar as our functional currency. Transactions and balances denominated in dollars are presented at their dollar amounts. Transactions and balances in other currencies are converted into dollars in accordance with the principles set forth in Statement No. 52 of the Financial Accounting Standards Board and resulting gains and losses are included in the statement of income. The financial information below reflects our operations on a consolidated basis.

                  Substantially all of our revenues are derived from the sale of our products, primarily in the United States. We recognize revenues from the sale of our products upon shipment. Our payment terms vary based on customer and length of relationship.

                  We purchase our raw materials from several international and domestic suppliers and historically have not experienced any difficulty in obtaining raw materials to meet production requirements. Raw materials are generally purchased against actual orders. From time to time, when market conditions are favorable, we have entered into contracts with various suppliers of basic cotton for delivery over a period of three to six months.

                  Our cut and sew manufacturing process operates approximately 89 automatic knitting machines, which have the capacity to produce approximately 270 to 360 tons of fabric per month (depending on the type of fabric). We currently maintain excess capacity to accommodate future growth and endeavor to subcontract part of our unused knitting capacity to third parties. During 2002, we produced approximately 130 tons of fabric per month, approximately 92% of which we used, with the remainder sold to third parties. We do not have any long-term supply obligations and are able to shift capacity for our own use when necessary.

                   We are known for the technological innovation of our Hi-Tex and Cut-and-Sew manufacturing processes. Our Hi-Tex manufacturing process utilizes state-of-the-art technology that eliminates significant number of stages of the manufacturing process while enabling our Hi-Tex division to produce a substantially wider range of fabrics, styles and product lines at a consistently high level of comfort, quality and durability. The Hi-Tex manufacturing process was developed in-house through the adaptation and configuration of machinery and equipment purchased from third parties. Although developed for our exclusive use, most of these adaptations and configurations are not patented. Sales of Hi-Tex garments produced by Santoni machines in 2002 were approximately $86.6 million, as compared with approximately $95.7 million in 2001. At December 31, 2002, we owned 609 fully equipped Santoni knitting machines at the Hi-Tex 1 and Hi-Tex 2 facilities in Israel, and 258 fully equipped Santoni knitting machines at Alba in Valdese, North Carolina.

                  To take advantage of lower labor costs, we are shifting more of the sewing production of our cut-and-sew division from Israel to Jordan and Madagascar, and are shifting manufacturing for our Consumer Division from Valdese, North Carolina and Honduras to Israel and Jordan. Currently, approximately 65% of the sewing production of our cut-and-sew division is shifted off-shore. See "Item 3. Key Information - 3D. Risk Factors - We are subject to various risk, including political, economical, social, climatic risks, associated with international business."

                  In 2002, in addition to the continued shifting of production to Jordan, we implemented additional initiatives to reduce costs and improve operating efficiencies in order to adjust to the challenging economic environment.

OPERATING RESULTS

                  The following table sets forth our results of operations expressed as a percentage of total sales for the periods indicated:

                                                                        YEAR ENDED DECEMBER 31,
                                                            -------------------------------------------------
                                                                 2000             2001             2002
                                                            --------------   ---------------  ---------------
Sales..............................................              100.0%            100%             100%
Cost of sales......................................               89.2             89.5             80.4
                                                            --------------   ---------------  ---------------
Gross profit ......................................               10.8             10.5             19.6
Selling, general and administrative
 expenses..........................................                9.2             10.7             11.6
                                                            --------------   ---------------  ---------------
Operating income before financing
 expenses..........................................                1.6             (0.2)             8.0
Financing income (expense), net....................               (4.6)            (5.0)            (2.9)
Other income (expenses)............................                                (0.4)            (1.2)
Income (loss) before income taxes..................               (3.0)            (5.9)             3.9
Income tax expense (benefit).......................               (1.0)            (0.4)            (2.6)
                                                            --------------   ---------------  ---------------
Income (loss) after income taxes                                  (2.0)            (5.1)             1.3
                                                            ==============   ===============  ===============
Equity in loses of affiliated company                               --             (0.2)            (0.2)
                                                            ==============   ===============  ===============
Minority interests                                                  --               --             (0.4)
                                                            ==============   ===============  ===============
Net income  (loss) from ordinary activities                       (2.0)            (5.3)             0.7
                                                            ==============   ===============  ===============
Cumulative effect of change in accounting principle                 --               --             (9.9)
                                                            ==============   ===============  ===============
Net income (loss)..................................               (2.0)%           (5.3)%           (9.2)%
                                                            ==============   ===============  ===============


        YEAR ENDED DECEMBER 31, 2002 COMPARED WITH YEAR ENDED DECEMBER 31, 2001

                  SALES

                  Sales for the year ended December 31, 2002 were $190.3 million, slightly higher than the $188.9 million reported for the year ended December 31, 2001.

                  COST OF SALES

                  Cost of sales consists primarily of materials, certain salaries and related expenses, subcontracting expenses and other overhead expenses related to our manufacturing operations. Although sales slightly increased, cost of sales decreased by 10.5 % to $151.4 million in 2002 as compared to $169.2 million in 2001. As a percentage of sales, cost of sales decreased to 79.6% in 2002 as compared to 89.5% in 2001. This decrease was primarily due to improvement in material consumption and efficiency, continuing shifting of sewing operations to lower labor cost facilities in Jordan and reduction of other manufacturing and operating costs.

                  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

                 Selling, general and administrative expenses consist primarily of costs relating to salaries to employees engaged in sales, marketing, distribution, administration and management activities, freight and other administrative costs. Selling, general and administrative expenses decreased by 8.8% to $18.4 million in 2002 as compared to $20.1 million in 2001. As a percentage of sales, selling, general and administrative expenses decreased to 9.6% in 2002 as compared to 10.7% in 2001. This decrease was primarily due to the implementation of cost saving procedures, on-time delivery and, due to the adoption of the SFAS 142 that resulted in no goodwill amortization during this period.

                  RESTRUCTURING COST

                  On December 4, 2002, we announced our intention to shift manufacturing of the Hi-Tex products from the Alba Consumer division located in Valdese, North Carolina to our facility in Israel during the first quarter of 2003. Marketing and distribution will remain in the U.S. In connection with this shift and in accordance with EITF Issue 94-3, "Liability Recognition of Certain Employee Termination Benefits and Other Cost to Exit an Activity", we recorded in the fourth quarter of 2002 restructuring charges of $5.3 million (of which $1.5 million were recorded in cost of sales and $3.8 million in Selling, General and Administrative Expenses).

                  OTHER EXPENSES, NET

                   We incurred a capital loss of $2.3 million for 2002, most of which is attributable to costs and accounting fees associated with the sale of 52% of Alba's Health Products Division.

                  FINANCING EXPENSES, NET

                  Financing expenses decreased to $5.5 million in 2002 as compared to $9.4 million in 2001. This decrease is primarily attributable to a significant decrease in bank debt, capital lease and other loans from $131.6 million as of December 31, 2001 to $98.9 million as of December 31, 2002, and a decline in the average rate of the LIBOR interest from an average rate of 4.5% in 2001 to an average rate of 1.75% in 2002.

                  INCOME TAXES

                  Tax expenses for 2002 were $5.0 million as compared to $0.8 million for 2001, as a result of $7.5 million pretax income this period compared to pretax loss of $10.6 million for the same period last year. Commencing from 2002, we ceased to record tax benefits with respect to losses in Alba. As a result, in 2002 no tax benefit was recorded with respect to the $8.8 million loss before taxes in Alba (mostly derived from the restructuring costs). In addition, in 2002 Alba recorded $0.4 million tax expenses which relate to previous years.

                  EXTRAORDINARY EXPENSE

                  To comply with the new Statement of Financial Accounting Standards, Goodwill and Other Intangible Assets (SFAS) 142, we recorded a goodwill impairment loss of $18.8 million in 2002 that was reported as cumulative effect of change in accounting principle as of January 1, 2002. As of January 1, 2002, we had unamortized goodwill in the amount of $49.5 million. In connection with SFAS No. 142's traditional goodwill impairment evaluation, we performed an assessment of whether there is an indication that the goodwill is impaired as of January 1, 2002. To accomplish this, we identified our reporting units and determined, through an independent expert, the carrying value of each reporting unit by assigning assets and liabilities, including existing goodwill and intangible assets, to those reporting units as of January 1, 2002. As a result, the goodwill identified with one of the business units, which has a carrying amount of $18.8 million, has been impaired.

        YEAR ENDED DECEMBER 31, 2001 COMPARED WITH YEAR ENDED DECEMBER 31, 2000

                  SALES

                  Sales decreased by 15.5 % to $188.9 million in 2001 as compared to $223.6 million in 2000. This decrease was primarily attributable to the economic environment and the continuing soft retail market conditions in the United States.

                  COST OF SALES

                  Cost of sales consists primarily of materials, certain salaries and related expenses, subcontracting expenses and other overhead expenses related to our manufacturing operations. Cost of sales decreased 15.2% to $169.2 million in 2001 as compared to $199.5 million in 2000. This decrease was mainly the result of the sales decrease. As a percentage of sales, cost of sales increased to 89.5% in 2001 as compared to 89.2% in 2000. This increase was primarily due to the allocation of fixed production costs to decreased production volumes.

                  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

                  Selling, general and administrative expenses consist primarily of costs relating to salaries to employees engaged in sales, marketing, distribution, administration and management activities, freight and other administrative costs. Selling, general and administrative expenses decreased by 2.1% to $20.1 million in 2001 as compared to $20.6 million in 2000. This decrease was primarily due to the decrease in sales. As a percentage of sales, selling, general and administrative expenses increased to 10.7% in 2001 as compared to 9.2% in 2000. This increase was primarily due to the allocation of fixed production costs to decreased production volumes.

                  FINANCING EXPENSES, NET

                  Financing expenses decreased to $9.4 million in 2001 as compared to $10.3 million in 2000. This decrease is primarily attributable to a decrease in bank borrowings and a decline in interest rates.

                  INCOME TAXES

                  As the result of a one-time expense deferred tax write-off recorded in the fourth quarter of 2001 in the amount of approximately $2.7 million, tax benefits for 2001 totaled only $0.8 million as compared to $2.2 million for 2000, despite the increase in pretax loss.

LIQUIDITY AND CAPITAL RESOURCES

                  During 2002, we generated $25.8 million in cash from operating activities. This cash flow, together with the net proceeds of $11.1 million from the sale of 52% of the Health Products Division of our wholly owned subsidiary, Alba, enabled us to repay $34.0 million of bank loans and capital leases in 2002. During 2002, we received government grants in the amount of $1.7 million, which were used to finance part of our $3.0 million investments in fixed assets. At December 31, 2002, we had cash and cash equivalents of $6.7 million, as compared to $5.1 million a year earlier.

                  We have various commitments primarily related to long-term debt, capital lease obligations and short term debt. The following tables provides details regarding our contractual cash obligations and other commercial commitments subsequent to December 31, 2002:


     --------------------------------- ----------------------------------------------------------------------
                                                       PAYMENTS DUE BY PERIOD (IN MILLIONS)
                                       ----------------------------------------------------------------------
     CONTRACTUAL OBLIGATIONS              TOTAL         2003          2004          2005, 2006      2007 +
     --------------------------------- ------------- ----------- ---------------- --------------- -----------
     Long-Term Bank Debt                  $78.9        $15.6          $12.8           $27.1         $23.4

     --------------------------------- ------------- ----------- ---------------- --------------- -----------
     Capital Lease Obligations             $3.2         $1.4          $1.5             $0.3          ___

     --------------------------------- ------------- ----------- ---------------- --------------- -----------
     Other Long-Term Obligations           $2.0         $0.7          $0.7             $0.6          ___
     --------------------------------- ------------- ----------- ---------------- --------------- -----------
     TOTAL CONTRACTUAL CASH               $84.1        $17.7          $15.0           $28.0         $23.4
     OBLIGATIONS
     --------------------------------- ------------- ----------- ---------------- --------------- -----------

     ------------------------ -------------------- ----------------------------------------------------------
                                                                AMOUNT OF COMMITMENT EXPIRATION
                                                                   PER PERIOD (IN MILLIONS)
     OTHER COMMERCIAL                              ----------------------------------------------------------
     COMMITMENTS              TOTAL AMOUNTS            2003           2004         2005, 2006       2007 +
                              COMMITTED
     ------------------------ -------------------- ------------- -------------- ----------------- -----------
     Lines of Credit                 $11.9            $11.9 (1)      ____             ____           ____

     ------------------------ -------------------- ------------- -------------- ----------------- -----------
     Short Term Bank Debt            $2.9              $2.9          ____             ____           ____
     ------------------------ -------------------- ------------- -------------- ----------------- -----------
     Guarantees/Letters of           $1.0              $1.0          ____             ____           ____
     Credit
     ------------------------ -------------------- ------------- -------------- ----------------- -----------
     Other Commercial                $5.32             ____          ____             ____           ____
     Commitments
     ------------------------ -------------------- ------------- -------------- ----------------- -----------
     TOTAL COMMERCIAL                $24.9            $19.6          ____             ____           ____
     COMMITMENTS
     ------------------------ -------------------- ------------- -------------- ----------------- -----------

1  These credit line facilities are not limited in time.

2 Includes commitment of approximately $4.6 million to purchase machinery. This commitment has no time limit. We have made an advance to supplier of approximately $1.3 million on this commitment. Also includes a commitment of approximately $600,000 million in connection with the Madagascar joint venture which is to be funded at such time as the operations of the joint venture require.

                  At December 31, 2002, outstanding bank borrowings totaled approximately $93.7 million, comprised of approximately $78.9 million of long term-debt, including current maturities of $15.6 million, and approximately $14.8 million of short-term debt. The bank loans bear interest at LIBOR plus 1.25% to 4.5%, and are scheduled to mature during the next six years.

                  Long-term loans include a term loan facility with Bank Hapoalim B.M. and Israel Discount Bank of New York entered into in connection with the acquisition of Alba, in the outstanding amount of $25.6 million payable in 5 semi-annual installments commencing January 17, 2005. The term loan facility and a related revolving credit facility are secured by a floating lien on all the personal property of Alba and its subsidiaries, pledges of all non-margin stock of Alba owned by our U.S. subsidiary, Tefron U.S. Holdings Corp., and all subsidiary stock then owned by Alba, and guaranties made by us, Tefron U.S. Holdings Corp. The bank loan agreements contain various covenants which require, among others, that we maintain certain financial ratios related to shareholders' equity and operating results. In addition, the terms prohibit Alba from incurring certain additional indebtedness, limit certain investments, advances or loans and restrict substantial asset sales, cash dividends and other payments to shareholders of Alba. These covenants and restrictions could hinder us in its operations and growth.

                  On September 9, 2002, we formed a new entity, AlbaHealth, with Encompass Group, LLC, a Delaware limited liability company and General Electric Capital Corporation, a Delaware corporation, to operate Alba's health products business. In connection with the transaction, Alba contributed substantially all of the assets of its Health Products Division (together with associated liabilities, including certain existing bank indebtedness) to the capital of AlbaHealth in exchange for a 48.325% ownership interest in AlbaHealth. Encompass and GE Capital contributed cash to the capital of AlbaHealth in the amount of $12 million and $1 million, respectively, in exchange for a 48.325% and 3.35% ownership interest in AlbaHealth. Following the transaction, we repaid $28 million of the term loan facility with Bank Hapoalim B.M. and Israel Discount Bank of New York. In addition we are no longer guaranteeing a debt of $17.8 million of AlbaHealth. See "Item 10. Additional Information - 10C. Material Contracts - AlbaHealth Credit Agreement."

                  Short-term debt in the amount of approximately $14.8 million were renewed for one additional year until December 31, 2003. We expect that such short-term debt, including any additional amounts drawn during 2003, will be renewed beyond December 31, 2003. However, the lenders under such short-term loan facilities are under no obligation to renew such facilities. In the event that these facilities are not renewed, we may be unable to repay outstanding amounts, and the lenders may, as a result, declare all amounts borrowed to be due and payable. A default under the short-term loan facilities may also trigger a default under the long-term loan facilities described above.

                  We currently believe that our cash flow from ongoing operations and our available bank credit will be sufficient to finance all of our ongoing costs and our planed investment in our business through 2003. However, we may not generate sufficient cash from operations to finance our ongoing costs and service our high level of debt. See "Item 3. Key Information - 3D. Risk Factors," in particular "- We depend on a small number of principal customers who have in the past bought our products in large volumes," "- Our principal customers are in the retail industry, which is subject to substantial cyclical variations" and "- Our markets are highly competitive and some of our competitors have numerous advantages over us; we may not be able to compete successfully." In the event sufficient cash from operations are not generated, we may need to renegotiate the terms of the debt, refinance the debt, obtain additional financing, postpone capital expenditures or sell assets. If the lenders decline to renegotiate the terms of the debt, the lenders could declare all amounts borrowed to be due and payable. If we are unable to repay the debt, the lenders could foreclose on our assets that are subject to liens and sell the assets to satisfy the debt. See "Item 3. Key Information - 3D. Risk Factors - Our debt obligations may hinder our growth and put us at a competitive disadvantage," "- We require a significant amount of cash to pay our debt " and "- Due to restrictions in our loan agreements, we may not be able to operate our business as we desire." See "Item 10. Additional Information - 10C. Material Contracts - Credit Agreement."

SIGNIFICANT ACCOUNTING POLICIES

         We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the U.S. As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of the periods presented. To fully understand and evaluate our reported financial results, we believe it is important to understand the following accounting policies:

         PROPERTY, PLANT AND EQUIPMENT

         Our property, plant and equipment are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

         GOODWILL

         Goodwill represents excess of the costs over the net assets of businesses acquired. Goodwill arose from acquisitions prior to July 1, 2001, was amortized until December 31, 2001, on a straight-line basis over forty years. Under Statement of Financial Accounting Standard No. 142, goodwill acquired in a business combination for which date is on or after July 1, 2001, shall not be amortized.

         SFAS No.142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value.

         DERIVATIVE FINANCIAL INSTRUMENTS

         Effective January 1, 2001, we adopted Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities".

         Our derivative financial instruments consist of foreign currency forward exchange and option contracts. These contracts are utilized by us, from time to time, to manage risk exposure to movements in foreign exchange rates. In 2002, we purchased a forward exchange contract which qualifies as an hedging instrument and meets the conditions for special hedge accounting. This contract was recorded as an asset on our balance sheet at its fair value, which is the estimated amount at which it could be settled based on market prices or dealer quotes.

RESEARCH AND DEVELOPMENT

                  Our research and development department continually strives to improve technologies and products and develop new lines of products. We estimate that we invested approximately $1.0 million to $1.5 million in 1998 and $1.5 million to $2.0 million in 1999 in research and development, excluding Alba. We estimate that we invested approximately $2.0 million to $2.5 million in 2000, $2.5 million to $3 million in 2001, and $3.5 million to $4.0 million in 2002 on research and development, including Alba.

IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS

                  The dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is (or is not) offset, or is offset on a lagging basis, by the devaluation of the NIS in relation to the dollar. Unless inflation in Israel is offset by a devaluation of the NIS, such inflation will have a negative effect on our profitability because we receive most of our payments in dollars or dollar-linked NIS, but incur a portion of our expenses in NIS and NIS linked to the CPI. See "Item 11. Quantitative and Qualitative Disclosures about Market Risk - Foreign Currency Risk" and "-Interest Rate Risk."

                  During 1999 and 2000, the rate of inflation in Israel was 1.3% and 0%, respectively, while the NIS appreciated against the dollar by 0.2% and 2.7%, respectively. In contrast, in 2001 and 2002, the rate of devaluation of the NIS vis-a-vis the dollar exceed the inflation rate in Israel. During 2001 and 2002, the rate of inflation was 1.4% and 6.5%, respectively, while NIS devalued against the U.S. dollar by 6.3% and 7.3%, respectively. To the extent that the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the dollar or if the timing of such devaluation lags behind inflation in Israel, we may be adversely affected.

                  A devaluation of the NIS in relation to the dollar would have the effect of decreasing the dollar value of any assets or receivables denominated in NIS (unless such receivables are linked to the dollar). Such a devaluation would also have the effect of reducing the dollar amount of any of our expenses or liabilities which are denominated in NIS (unless such expenses or payables are linked to the dollar). Conversely, any increase in the value of the NIS in relation to the dollar will have the effect of increasing the dollar value of any of our unlinked NIS assets and the dollar amounts of any of our unlinked NIS liabilities and expenses. We have benefited from the recent devaluation of the NIS in relation to the dollar; however, there is no guarantee that this devaluation will continue.

                  Because exchange rates between the NIS and the dollar fluctuate continuously (albeit with a historically declining trend in the value of the NIS), exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and on period-to-period comparisons of our results. This impact is recorded in our consolidated financial statements in accordance with applicable accounting principles. We may from time to time utilize derivative financial instruments to manage risk exposure to movements in foreign exchange rates. Accordingly, in 2002, a forward exchange contract was designated as hedging instrument. We do not engage in any speculative or profit motivated hedging activities. See "Item 3. Key Information
- 3D. Risk Factors - Since most of our revenues are generated in US dollars and a large part of our expenses are in Israeli currency, we are subject to fluctuations in inflation and currency rates."

EFFECTIVE CORPORATE TAX RATE

                  The taxable income of Israeli corporations is generally subject to corporate tax at the statutory rate of 36%, which has been in effect since 1996. However, most of our manufacturing facilities in Israel have been granted Approved Enterprise status under the Investment Law, and consequently income derived from such facilities is eligible, subject to compliance with certain requirements, for certain tax benefits beginning when such facilities first generate taxable income. We have derived most of our income from our Approved Enterprise facilities. Subject to compliance with applicable requirements, income derived from our Approved Enterprise facilities will be subject to corporate tax at a rate of 25% for the earlier between: (i) ten years beginning in the year that we had taxable income, (ii) twelve years from commencement of production, or (iii) fourteen years from the date of approval

                  In addition, should the percentage of foreign investment exceed 25%, Approved Enterprises would qualify for reduced tax rates for an additional three years beyond the initial seven-year period. The benefit period under each of our Approved Enterprises will in any event expire 14 years following the date of the approval of such Approved Enterprise by the Investment Center or 12 years after production commences, whichever is earlier. In the event that the percentage of foreign investment is between 49% and 74%, we would be subject to a corporate tax rate of 20% on income derived from our Approved Enterprises. The proportion of foreign investment is measured annually based on the lowest level of foreign investment during the year. In addition, pursuant to the Investment Law, Approved Enterprises related to investment programs from January 1997 onwards in designated areas which include the location of our primary plants are exempt from tax for the first two years of the Benefit Period commencing in the first year in which taxable income is generated.

                  There can be no assurance that we will obtain approval for additional Approved Enterprises, or that the provisions of the Investment Law will not change, or that the above-mentioned foreign investment in our shares will be reached for any subsequent year. See "Item 3. Key Information - 3D. Risk Factors - We are affected by conditions to and possible reduction of government programs and tax benefits."

GOVERNMENT PROGRAMS

                  We benefit from certain Israeli government programs, particularly as a result of the Approved Enterprise status of substantially all of our existing production facilities in Israel. This status has enabled us to receive investment grants with respect to certain of its capital expenditures. The Government of Israel has reduced the investment grants available to us from 38% of eligible annual capital expenditures in 1996 to 24% of eligible annual capital expenditures (for projects not exceeding investments of 140 million shekels in any year) since 1997. Commencing in 2001, such investment grants were reduced by the Government of Israel to 20% of eligible annual capital expenditures. There can be no assurance that the Israeli government will not further reduce such investment grants. The termination or reduction of certain programs (particularly benefits available to us as a result of the Approved Enterprise status of certain of our facilities) would increase the costs of acquiring machinery and equipment for its production facilities which could have a material adverse effect on us. See "Item 3. Key Information - 3D. Risk Factors
- We are affected by conditions to and possible reduction of government programs and tax benefits."

EXCHANGE RATES

                  The following table sets forth the representative rates of exchange published by the Bank of Israel based on US dollar- NIS transactions for the periods and dates indicated.

       YEAR ENDED DECEMBER 31,            AVERAGE RATE           HIGH             LOW          PERIOD END
---------------------------------------- --------------    ----------------  -------------   --------------
                                                                    (NIS PER $1.00)
1997............................              3.45               3.59            3.24             3.54
1998............................              3.80               4.37            3.54             4.16
1999............................              4.14               4.29            4.01             4.15
2000............................              4.08               4.20            3.97             4.04
2001............................              4.21               4.42            4.04             4.42
2002............................              4.74               4.99            4.42             4.74

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A. DIRECTORS AND SENIOR MANAGEMENT

                  The following table sets forth certain information concerning our current directors, senior management and key employees:

NAME                                               AGE    POSITION
----                                               ---    --------
Arie Wolfson................................       41     Chairman of the Board
Sigi Rabinowicz.............................       54     President and Director
Yosef Shiran................................       41     Chief Executive Officer and Director
Talya Hanan.................................       42     Vice President - Global Innovation
Aviela Sherbu Cohen.........................       41     Vice President Marketing and Sales
Gil Rozen...................................       42     Chief Financial Officer
Itamar Harchol..............................       44     Chief Technology Officer
Ilan Gilboa.................................       35     Manager of Cut and Sew Division
Zvika Avigad................................       42     Manager - Hi-Tex Division
Hanoch Zlotnick.............................       48     Finance Manager
Margalit Shahar.............................       36     Manager of Human Resources
Tchiya R.  Fortus...........................       44     Company Secretary and Legal Counsel
Edna Shaked.................................       42     Manager - Purchasing and Logistics
Micha Korman................................       48     Director
Ofer Tsimchi ...............................       43     External Director
Zvi Greengold ..............................       51     External Director
Arie Arieli.................................       51     External Director
Dan Mesika..................................       39     Chief Executive Officer of Alba and of AlbaHealth
Donald R. Denne.............................       66     Executive Vice President, Operations, of AlbaHealth

                  ARIE WOLFSON joined Tefron in 1987 and has served as Chairman of the Board of Directors since August 2002. He also served as Chairman of the Board of Directors from 1997 to 2000, and as President from 1993 to 2000. Mr. Wolfson served as Chief Financial Officer from 1988 to 1990 and Assistant to the Chief Executive Officer from 1990 to 1993. Mr. Wolfson has also served as Chairman and Chief Executive Officer of Macpell Industries Ltd., a principal shareholder in Tefron, since 1998. Mr. Wolfson is a graduate of High Talmudical Colleges in the United States and in Israel.

                  SIGI RABINOWICZ joined Tefron in 1977 and has served as President since January 2001. He was also Chairman of the Board from January 2001 until August 2002. Mr. Rabinowicz served as Chief Executive Officer from 1990 to 2000. Mr. Rabinowicz has also served as a Director of Macpell since 1998. Mr. Rabinowicz has over 25 years of experience in the textile industry in Israel and abroad. Prior to joining the Company, Mr. Rabinowicz was general Manager of Kortex Hosiery Mills in Australia, which was subsequently acquired by Sara Lee Corporation. Mr. Rabinowicz is a graduate of High Talmudical Colleges in Australia and in Israel.

                  YOSEF SHIRAN has served as Chief Executive Officer and a Director of Tefron since January 2001. Prior to joining Tefron, Mr. Shiran was the general manager of Technoplast Industries, an injection molding and extrusion company, from 1995 to 2000. Mr. Shiran has over 14 years of management experience. Mr. Shiran holds a B.Sc. degree in Industrial Engineering from Ben-Gurion University and a masters degree in Business Administration from Bar Ilan University.

                  TALYA HANAN joined Tefron in 1989 and has served as Vice President of Global Innovation and Active Wear Marketing since January 2001. Prior to that, she served as Vice President - Marketing and Development from 1999 to 2000, and as General Manager of Hi-Tex from 1997 to 1999. Prior to 1997, Ms. Hanan served in various operational positions in Tefron, including Manager - Quality Assurance, Manager - Research & Development, Manager - Pre-production and New York Sales Correspondent. Ms. Hanan holds a degree of Industrial and Management Engineering from the Shenkar School of Textile.

                  AVIELA SHERBU-COHEN joined Tefron in August 2002 as VP Marketing and Sales. Prior to joining Tefron she was VP of Marketing and Sales in Gibor Sabrina for 3.5 years. In this position she was in charge of design studio and of the development units as well. Between 1996 and 1998 Mrs. Sherbu Cohen was the country manager of consumer goods for Bristol Myers Squibb. Prior to that Mrs. Sherbu Cohen served as the marketing and sales manager in Tefron for seven years. In this position she was in charge of the design studio as well. Mrs. Sherbu Cohen holds a BA in Linguistics and a masters degree in Business Administration from Tel Aviv University. Aviela Sherbu Cohen also serves as a director in Macpell Industries since 1999.

                  GIL ROZEN joined Tefron in December 2001 as Chief Financial Officer. Prior to joining Tefron, Mr. Rozen held several management positions including that of chief financial officer (from 1996 to November 2001) of Technoplast Industries Ltd., (TNP.L), an Israeli industrial company traded on the Tel Aviv and the London Stock Exchanges. Prior to that he served as chief financial officer of a private industrial company. He was also an economic consultant to various industrial companies. Mr. Rozen holds a B.A. in Economics and Accountancy from Bar Ilan University.

                  ITAMAR HARCHOL joined Tefron in March, 2003 as Chief Technology Officer. Prior to joining Tefron, from the beginning of 2001 to February 2003, Mr. Harchol served as the Engineering Manager of Tamuz, a manufacturer of electronic packaging, between 1998 and 2001 he was Products Manager for the automotive industry in Ortal Dye Casting and prior to that, between 1994 and 1997, he served as the Engineering Manager of Inbar Polyester which is a plastic manufacturer of composite materials products. Mr. Harchol holds a degree of mechanical engineering from the Nazareth College.

                  ILAN GILBOA joined Tefron as Manager of Tefron's Cut & Sew Division in March 2003. Prior to joining Tefron Mr. Gilboa served from 1996 to February 2003 in Kulicke & Soffa Israel, a leading supplier of semiconductor assembly and test interconnect equipment, materials and technology, first as Manager of Industrial Engineering and last as Vice President of Operations and as such, was responsible for the construction of K&S's new industrial facility in China. Mr. Gilboa holds a B.Sc. and M.Sc. degree in Industrial Engineering from the Technion in Haifa.

                  ZVIKA AVIGAD joined Tefron at the beginning of 2001 as operational manager and has served as Manager of the Hi-Tex Division since May 2002. Mr. Avigad held various senior management positions in several industrial corporations since 1991. Mr. Avigad holds a B.Sc. degree in Industrial Engineering a masters degree in Business Administration from the Technion in Haifa.

                  HANOCH ZLOTNIK first joined Tefron in 1985 and has served as chief bookkeeper for Tefron from 1985 to 1988. From 1988 to 1992, Mr. Zlotnik served as the Controller for the Rimini Restaurant chain, and in 1992 he rejoined Tefron and has served as Finance Manager since 1992. In September 2001, he was appointed as Finance Manager. Mr. Zlotnick is a Certified Public Accountant (C.P.A (Isr.)) and holds a B.A. in Economics and Accountancy from Tel Aviv University.

                  MARGALIT SHAHAR joined Tefron in May 2002 as Manager of Human Resources. Between 1998 and 2001 Ms. Shahar served Spandex Elastic Fibers Ltd, a start up that developed elastic fibers, as manager of human resources, and before that, held the same position for PCB Electronics Ltd. for a period of three years. Ms. Shahar holds a bachelors degree in Social Work from the Haifa University.

                  TCHIYA R. FORTUS joined Tefron in 1998 as Company Secretary and Legal Counsel. Prior to joining Tefron, Ms. Fortus served as a lawyer in Discount Investment Corporation Ltd. from 1989 to 1997, and earlier served as Legal Counsel and Company Secretary with companies in the construction and medical imaging industries. Ms. Fortus was admitted to the Israel Bar in 1983 and holds a bachelors degree in Law and a masters degree in Business Administration, all from Tel-Aviv University.

                  EDNA SHAKED joined Tefron in September 2001 as vice Manager Purchasing and since May 2002 serves as Manager of Purchasing and Logistics. Prior to that she served as Manager of Purchasing and Logistics for Spandex Elastic Fibers Ltd and before that served in similar positions for

"Ardan-Nisko Group", where she worked for seven years. Ms. Shaked holds a bachelors degree in Economics from the Haifa University.

                  MICHA KORMAN has served as a director of Tefron since October 2002. Mr. Korman held various senior management positions in Tefron since 1991. From October 2000, he served as the Executive Vice President of Tefron. Prior to that, Mr. Korman was Chief Financial Officer of Tefron from 1991 to September 2000. Prior to joining Tefron, Mr. Korman held various senior financial and management positions with companies in the hi-tech, beverage and food and communication industries. Mr. Korman holds a bachelors degree in Economics and Business Administration from the Bar Ilan University.

                  OFER TSIMCHI has served as an External Director of Tefron since July 2001. Mr. Tsimchi currently provides business development and marketing consulting services to a foreign investment entity in the bio-technological field. Mr. Tsimchi served as the Chief Executive Officer of Insider Financial Services Online Ltd until April 2001. From 1997 to 2000, Mr. Tsimchi served as the Chief Executive Officer of Inbar Reinforced Polyester Ltd., and from 1993 to 1997, as Manager of Sales and Marketing. From 1990 to 1993, Mr. Tsimchi served as the Secretary of Kibbutz Hemdia. Mr. Tsimchi holds a bachelor's degree in Economics and Agriculture, and is pursuing a master's degree in Business Administration, both from the Hebrew University in Jerusalem, Israel.

                  ZVI GREENGOLD has served as an External Director of Tefron since July 2001. Mr. Greengold served as the Managing Director of Caribbean Petroleum, Corp., a company that manufactures and markets fuel products in Puerto Rico, from 2000 to April 2001. Mr. Greengold served as the General Manager of the Israeli Oil Refineries Ltd. from 1999 to 2000. From 1996 to 1998, Mr. Greengold served as the Managing Director of Electro-Chemicals Ltd., a company that manufactures Polyvinyl Chloride and unorganic chemicals and whose shares are traded on both the Tel Aviv Stock Exchange and the American Stock Exchange. During 1986 to 1996, Mr. Greengold held various positions at Electro-Chemicals Ltd., including Chief Financial Officer, Vice President of Organization and Logistics, Vice President of Finance and Organization and Vice Managing Director. Mr. Greengold holds a bachelor's degree in Economics and Administration from the Rupin College in Israel.

                  ARIE ARIELI has served as an External Director of Tefron since July 2000. Since 1988, Mr. Arieli has been the legal counsel for the Israel Phoenix Insurance Company. Mr. Arieli has served as Director of the Public for Offer Commercial Centers Ltd. between 1993 and 1998 and is currently serving as an External Director for Amit Profitable Company for the Management of Pensions and Compensation Ltd. and for Master-Bit, the Israeli Students Insurance Agency Ltd.

                  DAN MESIKA has served as Chief Executive Officer of Alba since October 2001 and of AlbaHealth since September 2002. From June 2001 to October 2001, Mr. Mesika served as Tefron's representative at Alba. Since 1999, Mr. Mesika has served as the manager of a division of Rotem Amfert Negev Ltd., a subsidiary of Israel Chemical Corporation. Between 1999 to 2001, Mr. Mesika has served as a Manager of Puriphos Division. From 1994 to 1998, he served as a manger of a phosphorus acid production plant at Rotem Amfert Negev. From 1993 to 1994, Mr. Mesika was the General Manager of Or-Taas Fences, a company in the metal industry, and, from 1991 to 1993, was employed as a consultant in the research division of Rotem Amfert Negev. Mr. Mesika received his B.Sc. degree in Chemical Engineering and M.Sc. degree in Industrial and Management Engineering from Ben-Gurion University.

                  DONALD R. DENNE served as President of Alba's Health Products Division since 1987 and also served as Senior Corporate Vice President from 1990 to 1999. Since June 2002 Mr. Denne serves as the Executive Vice President, Operations, of AlbaHealth. Prior to joining Alba in 1987, Mr. Denne served as Vice President of Marketing for General Medical Corporation, Vice President of Health Products for Work Wear Corporation and Vice President for Business Planning for American Hospital Supply.

                  Mr. ITZHAK GAN resigned in August 2002 from his position as Manager - Hi-Tex Division. Mr. ZVIKA MAOZ resigned in March 2003 from his position as Manager - Cut and Sew Division.

Mr. ZVIKA GAFNI resigned in February 2003 from his position as Tefron's Manager of Purchasing. In addition, Mr. MEIR AZULAY resigned in December 2002 from his position as Tefron's Chief Technical Officer, and he currently provides consulting services to Tefron.

                  Mr. AVI RUIMI resigned from his position as Director of Tefron in August 2002.


MACPELL SHAREHOLDERS' AGREEMENT

                  The Macpell Shareholders Agreement relates, among other things, to the election of Directors of Tefron. So long as Mr. Wolfson's direct or indirect holdings in Tefron are larger than those of another shareholder in Macpell, Mr. Avi Ruimi, Mr. Wolfson and Mr. Rabinowicz will each be entitled to designate two Directors of Tefron, and Mr. Ruimi will be entitled to designate one Director of Tefron, and Macpell will be directed to vote its Ordinary Shares of Tefron accordingly. The current designees of Macpell and its major shareholders (Arwol, Ruimi and Riza) are Messrs. Wolfson and Rabinowicz. See "Item 7 - Major Shareholders and Related Party Transactions - 7B. - Related Party Transaction - Macpell Shareholders' Agreement."

6B. COMPENSATION

                  The aggregate direct remuneration paid to all Directors and senior management as a group for services in all capacities for the year ended December 31, 2002 was $2.7 million, of which $71,000 was paid to Directors in their capacities as Directors. This amount includes $164,000 which was set aside or accrued to provide pension, retirement or similar benefits. The amount does not include any amounts expended by us for automobiles made available to its officers, expenses (including business travel and professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

                  In 2002, we granted options for 838,553 Ordinary Shares under the Share Option Plan, of which 627,257 were granted to Directors and senior managers. Such options have an average exercise price of $3.52 per share and expire in 2012.

         EMPLOYMENT AGREEMENTS

                  CHAIRMAN OF THE BOARD

                  Under the terms of our consulting and management services agreement with Mr. Arie Wolfson, our Chairman of the Board of Directors, and with a company controlled by him, we pay to the company controlled by Mr.
Wolfson: (1) compensation for consulting services in the amount of US$15,000 per month, plus 41% cost (equivalent to the cost we would have paid for a similar senior management wage), (2) reimbursement of vehicle expenses, (3) reimbursement of out-of-pocket expenses, and (4) reimbursement of other standard expenses customarily provided to persons serving in such capacity in Israel. These payments replace payments previously made to Macpell in the amount of $20,000 per month. In addition, the consulting and management services agreement includes non competition clauses.

                  In addition, we have granted to Mr. Wolfson options to purchase 225,000 Ordinary Shares at an exercise price per share of $3.50. Such options will be issued in accordance with our 1997 Share Option Plan and will be exercisable, subject to relevant tax laws, as follows:

                  a. 75,000 options will be exercisable on August 6, 2003;

                  b. 75,000 options will be exercisable on August 6, 2004; and

                  c. 75,000 options will be exercisable on August 6, 2005.

                  In the event the agreement is terminated between August 5, 2003 and February 5, 2004, Mr. Wolfson will be entitled to exercise the options he would otherwise be entitled to exercise as of such date for a period of 30 months after such termination. In the event the agreement is terminated after February 6, 2004, Mr. Wolfson will be entitled to exercise the options he would otherwise be entitled to exercise as of such date for a period ending 36 months after such termination.

                  PRESIDENT

                  Under the terms of our employment agreement with Mr. Sigi Rabinowicz, our President, we pay or provide to Mr. Rabinowicz: (1) monthly compensation in the amount of US $20,000, (2) reimbursement of other standard expenses, (3) benefits such as the provision of an vehicle, vacation, educational fund, sick leave, and management and disability insurance contributions, and (4) a bonus to be determined by our audit committee once a year, that is to be not less than 1.5% and no higher than 2.5% of our net profits, as calculated in the employment agreement. If the audit committee determines that the bonus should be greater than 1.5% of net profits, such determination shall be subject to the approvals of our Board of Directors and our shareholders at a general meeting of the shareholders, unless such approvals are not otherwise required under applicable law. Mr. Rabinowicz's employment agreement includes non competition clauses. In addition, we granted to Mr. Rabinowicz options to purchase 291,512 Ordinary Shares with an exercise price per share of $3.50. This grant follows the cancellation of 291,512 options previously granted to Mr. Rabinowicz with an exercise price per share of US $17.00. These options will be subject to the terms and conditions of our 1997 Share Option Plan. One-third of the options will vest on each of August 6, 2003, 2004 and 2005, subject to any relevant tax laws.

                  In the event the agreement is terminated between August 5, 2003 and February 5, 2004, Mr. Rabinowicz will be entitled to exercise the options he would otherwise be entitled to exercise as of such date for a period of 30 months after such termination. In the event the agreement is terminated after February 6, 2004, Mr. Rabinowicz will be entitled to exercise the options he would otherwise be entitled to exercise as of such date for a period ending 36 months after such termination.

                  In the case we distribute a cash dividend distribution of more than US$1.00 per share, the exercise price of the options which at that time are not exercisable will be amended to reflect the x-dividend price of the share. The calculation of the ex-dividend price of the share will not take into consideration the portion of the cash dividend up to US$1.00.

                  In the event we terminate the employment agreement because of a "change of control," Mr. Rabinowicz will be entitled to exercise one-half of his options that are not exercisable at the time of termination. Mr. Rabinowicz will be entitled to exercise these options within 30 days of the termination notice. A "change of control" is defined as (i) the sale by DIC of all of its Tefron shares, (ii) the sale by Arwol of all of its Tefron shares or (iii) the sale by Macpell, DIC, Arwol or Tabriz Anstalt Limited NV, individually or in the aggregate, of more than 17% of our outstanding share capital, as a result of which none of the foregoing, individually or in the aggregate, is a controlling shareholder of the company. A sale to another shareholder or to an affiliate of either of Wolfson, Rabinowicz or Ruimi or their respective family relatives, will not be considered a "change of control."


                  In 1999, we granted to Mr. Rabinowicz additional options to purchase 100,000 of our Ordinary Shares at an exercise price of $9.50 per share, which expire in 2009.

                  CHIEF EXECUTIVE OFFICER

                  Mr. Shiran, our Chief Executive Officer, has a three-year employment agreement expiring January 2004 which provides for an annual base salary, bonus, options and other benefits. In addition, in 2002 we granted to Mr. Shiran options to purchase 15,000 Ordinary Shares with an exercise price per share of $3.59. These options are subject to the terms and conditions of our 1997 Share Option

Plan. One-third of the options will vest on each of August 5, 2003, 2004 and 2005, subject to any relevant tax laws.

         DEFERRED SHARES

                  In 1996, we issued 2,250 Ordinary B Shares each to Sigi Rabinowicz and Arie Wolfson in consideration for NIS 2,250 and services rendered to us in their capacities as executive officers. Pursuant to our Articles of Association, the Ordinary B Shares automatically converted into Deferred Shares upon consummation of the initial public offering. The Deferred Shares are non-transferable and entitle their holders, upon the liquidation of the company, to the par value of the shares but to no voting, dividend or any other rights.

6C. BOARD PRACTICES

                  Each Director, other than the External Directors, is generally elected by a vote at the Annual General Meeting of shareholders and serves for a term of one year. Each External Director is elected to serve for a period of three years from the date of the Annual General Meeting. Each office holder officer will serve until his or her removal by the Board of Directors or resignation from office.

         INDEPENDENT/EXTERNAL DIRECTORS

         ISRAELI COMPANIES LAW REQUIREMENTS

                  We are subject to the provisions of the Israeli Companies Law, 5759-1999 which requires that we have at least two External Directors.

                  Under the Companies Law, a person may not be appointed as an External Director if he or his relative, partner, employer or any entity under his control has or had during the two years preceding the date of appointment any affiliation with the company, any entity controlling the company or any entity controlled by the company or by this controlling entity. The term affiliation includes: an employment relationship, a business or professional relationship maintained on a regular basis, control, and service as an office holder. No person can serve as an External Director if the person's position or other business creates, or may create, conflicts of interest with the person's responsibilities as an External Director. Until the lapse of two years from termination of office, a company may not engage an External Director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

                  Under the Companies Law, External Directors must be elected by a majority vote at a shareholders' meeting, provided that either: (1) the majority of shares voted at the meeting, including at least one-third of the shares of non-controlling shareholders voted at the meeting, vote in favor of the election; or (2) the total number of shares voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company. The initial term of an External Director is three years, which term may be extended for an additional three years. Each committee of a company's board of directors must include at least one External Director, and all External Directors must serve on the audit committee. The Company's External Directors are Ofer Tsimchi, Zvi Greengold and Arie Arieli.

         NEW YORK STOCK EXCHANGE REQUIREMENTS

                  Our Ordinary Shares are listed on the New York Stock Exchange, and we are subject to the rules of the NYSE applicable to listed companies. Under the NYSE rules, we are required to have an audit committee consisting of at least three directors, all of who must be independent The independence standard under the NYSE rules generally excludes (1) any person who is an employee of a company or its affiliates or any person who is an immediate family member of an executive officer of a company or its affiliates, until the lapse of three years from the termination of such employment, (2) any person who is a partner, controlling shareholder or executive officer of an organization that has a business relationship with the company or who has a direct business relationship with a company, unless the board of directors of the company determines that the business relationship does not interfere with such person's independent judgment, or unless three years have lapsed from the termination of such relationship or his status as a partner, controlling shareholder or executive officer, and (3) any person who is employed as an executive of another corporation where any of the company's executives serves on that corporation's compensation committee.

         AUDIT COMMITTEE

                  NYSE REQUIREMENTS. Under NYSE rules, we are required to have an audit committee consisting of at least three directors, all of whom are financially literate and independent and one of whom has accounting or related financial management expertise. The responsibilities of the audit committee under NYSE rules include evaluating the independence of a company's outside auditors.

                  COMPANIES LAW REQUIREMENTS. Under the Companies Law, the board of directors of any company that is required to nominate external directors must also appoint an audit committee, comprised of at least three directors including all of the external directors, but excluding the chairman of the board of directors, a controlling shareholder and any director employed by the company or who provides services to the company on a regular basis.

                  Among the roles of the audit committee is to examine flaws in the business management of the company, in consultation with the internal auditor and the company's independent accountants, and suggest appropriate course of action. The audit committee also determines whether to approve certain actions and transactions with related parties. Arrangements regarding compensation of directors require the approval of the audit committee, the board of directors and the shareholders.

         DUTIES OF DIRECTORS

                  The Companies Law codifies the duty of care and fiduciary duties that an "Office Holder" (as defined below) owes to a company. An Office Holder's duty of care and fiduciary duty include avoiding any conflict of interest between the Office Holder's position in the company and his personal affairs, any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal advantage for himself or others, and revealing to the company any information or documents relating to the company's affairs which the Office Holder has received due to his position as an Office Holder.

                  An "Office Holder" is defined as a director, managing director, chief business manager or chief executive officer, executive vice president, vice president, other manager directly subordinate to the managing director or any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title. Under the Companies Law, all arrangements as to compensation of Office Holders who are not directors and who are not controlling shareholders require approval of the audit committee and the board of directors. Arrangements regarding the compensation of directors or controlling shareholders also require the approval of the shareholders.

         COMMITTEES

                  Our Board of Directors has established an Audit Committee, Compensation Committee and Contributions Committee. The Companies Law restricts the delegation of powers from the Board of Directors to its committees in certain manners. The Audit Committee exercises the powers of the Board of Directors with respect to our accounting, reporting and financial control practices, including exercising the responsibility, where appropriate, for reviewing potential conflicts of interest situations. The members of the Audit Committee are Messrs. Greengold, Arieli, and Tsimchi. The Compensation Committee administers our executive compensation and share option plans. The members of the Compensation Committee are Messrs. Greengold, Arieli, and Tsimchi. The Articles of Association provide that we may contribute reasonable sums for worthy causes, even if the contribution is not in the frame of our business considerations. The Board of Directors has delegated this power to the

Contributions Committee. The members of the Contributions Committee are Messrs. Rabinowicz, Shiran and Arieli. See "Item 10. Additional Information -10B. Memorandum and Articles of Association - Board of Directors."

6D. EMPLOYEES

                  At December 31, 2002, we employed 2,011 employees in Israel of whom 582 were salaried employees and 1,429 were hourly wage employees. At December 31, 2002, we employed 644 employees in the United States through our subsidiary, Alba, of whom 79 were salaried employees and 565 were hourly wage employees. At December 31, 2002, El-masira employed 349 employees in Jordan all of them were salaried employees

                  At December 31, 2001, we employed 2,074 employees in Israel of whom 608 were salaried employees and 1,466 were hourly wage employees. At December 31, 2001, we employed 654 employees in the United States through our subsidiary, Alba, of whom 80 were salaried employees and 574 were hourly wage employees. At December 31, 2001, El-masira employed 342 employees in Jordan all of them were salaried employees.

                  At December 31, 2000, we employed 2,336 employees in Israel of whom 424 were salaried employees and 1,912 were hourly wage employees. At December 31, 2000, we employed 869 employees in the United States through our subsidiary, Alba, of whom 123 were salaried employees and 746 were hourly wage employees.

                  To increase the motivation of the workforce, many factory employees are eligible for bonuses based upon the number of units such employees produce in any given day. We believe that relations with our employees are good.

                  Certain collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists' Association of Israel, or the Association) are applicable to our employees in Israel. In addition, a collective bargaining agreement relating to members of the Association, which governs employee relations in the textile and clothing industry, applies to all of our employees in Israel. These agreements concern, among other things, the maximum length of the work day and the work week, minimum wages, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. Furthermore, pursuant to certain provisions of such agreements, the wages of most of our employees are automatically adjusted in accordance with cost-of-living adjustments, as determined on a nationwide basis and pursuant to agreements with the Histadrut based on changes in the CPI. The amounts and frequency of such adjustments are modified from time to time.

                  Israeli law generally requires the payment by employers of severance pay upon the retirement or death of an employee or upon termination of employment by the employer or, in certain circumstances, by the employee. We currently funds its ongoing severance obligations by making monthly payments to pension funds, employee accounts in a provident fund and insurance policies. In addition, according to the National Insurance Law, Israeli employees and employers are required to pay specified amounts to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Since January 1, 1995, such amounts also include payments for national health insurance payable by employees. The payments to the National Insurance Institute are determined progressively in accordance with the wages and range from 9.4% to 14.5% of wages, of which the employee contributes approximately 66% and the employer contributes approximately 34%. A majority of our permanent employees in Israel are covered by general and/or individual life and pension insurance policies providing customary benefits to employees, including retirement and severance benefits. We generally contribute up to 15.8% (depending on the employee) of base wages to such plans and the permanent employees contribute 5.0% of their base wages.

                  None of Alba's employees are covered by a collective bargaining agreement.

6E. SHARE OWNERSHIP

                  As of March 15, 2003, the following directors and senior managers beneficially held the number of Ordinary Shares set forth in the table below. The information in this table is based on 12,412,166 Ordinary Shares outstanding as of March 15, 2003. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were currently exercisable at, or exercisable within 60 days of, March 15, 2003. The Ordinary Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options but are not treated as if they were outstanding for the purposes of computing the percentage ownership outstanding for any other person. Except as disclosed below, to our knowledge, none of the directors, officers or key executives listed in the Directors and Senior Management table appearing in Item 6 above beneficially owns any Ordinary Shares.


                                                                   NUMBER OF       % OF ORDINARY SHARES
NAME                                                            ORDINARY SHARES        OUTSTANDING
-------------------------------------------------------------  -----------------  ----------------------
Arie Wolfson.......................................              6,084,000 (1)             49.0
Sigi Rabinowicz....................................              4,488,210 (2)             36.2
Yos Shiran.........................................                250,000(3)               2.0
Talya Hanan                                                            *                    *
Zvika Avigad                                                           *                    *
Tchiya R. Fortus                                                       *                    *
Donald R. Denne                                                        *                    *
Micha Korman.......................................                    *                    *
Gil Rozen..........................................                    *                    *
Dan Mesika.........................................                    *                    *

All Directors and senior managers as a group (13
  persons).........................................              6,654,348 (4)             53.6%

-------------------

* Less than 1% of the outstanding Ordinary Shares.

(1) Includes 4,388,210 Ordinary Shares held by Macpell and 1,695,690 Ordinary Shares purchased (through Arwol Holdings Ltd.) from Tabriz for $14 per Ordinary Share. Pursuant to Rule 13d-5 of the U.S. Securities Exchange Act of 1934, as amended, Mr. Wolfson may be deemed to beneficially own the 4,388,210 Ordinary Shares held by Macpell and the 1,695,690 Ordinary Shares held by Arwol. See "-6A. Directors and Senior Management - Macpell Shareholders' Agreement" and "Item 7. Major Shareholders and Related Party Transactions - 7B. Related Party Transactions - Relationships and Transactions with Macpell - Macpell Shareholders' Agreement." The table above does not include 2,250 Deferred Shares (representing 50% of the outstanding Deferred Shares) held by Mr. Wolfson. The Deferred Shares are non-transferable and entitle their holders, upon our liquidation, to the par value of the shares but to no voting, dividend or any other rights.

(2) Consists of (a) 4,388,210 Ordinary Shares held by Macpell, and (b) 100,000 Ordinary Shares exercisable at $9.50 per share (which expire in 2009). See "- 6A. Directors and Senior Management - Macpell Shareholders' Agreement," "-6B. Compensation - Employment Agreements" and "Item 7. Major Shareholders and Related Party Transactions -7B. Related Party Transactions - Relationships and Transactions with Macpell - Macpell Shareholders' Agreement." Pursuant to Rule 13d-5 of the U.S. Securities Exchange Act of 1934, as amended, Mr. Rabinowicz may be deemed to beneficially own the 4,388,210 Ordinary Shares held by Macpell. The table above does not include 2,250 Deferred Shares (representing 50% of the outstanding Deferred Shares) held by Mr. Rabinowicz. The Deferred Shares are non-transferable and entitle their holders, upon the liquidation of the Company, to the par value of the shares but to no voting, dividend or any other rights.

(3) Consists of 250,000 Ordinary Shares subject to options exercisable within 60 days at $3.56 per share (which expire in January 2011).

 (4) Includes the 4,388,210 Ordinary Shares held by Macpell of which Arie Wolfson and Sigi Rabinowicz may be deemed beneficial owners under U.S. securities laws due to their beneficial interests in Macpell and the Macpell Shareholders' Agreement. See "Item 7. Majority Shareholders and Related Party Transactions - 7B. Related Party Transactions - Relationships and Transactions with Macpell - Macpell Shareholders' Agreement." Also includes 1,695,690 Ordinary Shares purchased by Arwol of which Arie Wolfson may be deemed beneficial owner under U.S. securities laws. Further includes options (exercisable within 60 days) to purchase 556,322 Ordinary Shares. The exercise price of these options ranges from $3.56 to $17.00 per share. The expiration of these options ranges from 2007 to 2012.


SHARE OPTION PLAN

                  In September 1997, we adopted the Tefron Ltd. 1997 Share Option Plan to enable us to attract and retain qualified persons as employees, consultants and directors and to motivate such persons with an equity participation in us.

         GENERAL

                  The Share Option Plan authorizes the issuance of options to purchase 2,266,049 Ordinary Shares. As of March 15, 2003 options to purchase 1,755,874 of such Ordinary Shares had been granted to our senior managers, directors and employees, of which 1,457,578 options had been granted to our senior managers and directors as a group. Upon the occurrence of any Ordinary Share split, reverse Ordinary Share split, recapitalization or rights offerings or other substantially similar corporate transaction or event, we shall make such equitable changes or adjustments necessary to the number of shares subject to each outstanding option in order to prevent dilution or enlargement of the optionees' rights. Options granted to our employees shall be issued to a trustee nominated by the Board of Directors, which trustee shall hold the options, and any Ordinary Shares issued upon exercise thereof, for the benefit of the optionees for two years from the date of the grant.

         ADMINISTRATION

                  The Share Option Plan is administered directly by our Board of Directors or by a committee appointed by the Board of Directors which is authorized, among other things and, subject to the provisions of the Companies Law, to: (i) designate participants in the Share Option Plan; (ii) determine the terms and provisions of the options, including the number of Ordinary Shares to which an option may relate and the terms, conditions and restrictions thereof;
(iii) accelerate the right of an optionee to exercise any previously granted options; (iv) construe and interpret the provisions and supervise the administration of the Share Option Plan; and (v) make all other determinations deemed necessary or advisable for the administration of the Share Option Plan.

         VESTING PERIODS

                  Unless otherwise determined by our Board of Directors and, in the case of option grants to Directors or an interested party, approved by our shareholders, one-third of the options granted under the Share Option Plan are exercisable on each of the first three anniversaries from the date of grant. Unless otherwise determined by our Board of Directors and, in the case of option grants to Directors or an interested party, approved by our shareholders, the options expire on the tenth anniversary from the date of grant, and any additional options granted in the future shall vest in the same manner over a three-year period commencing on the date of their grant.

         AMENDMENT AND TERMINATION OF THE SHARE OPTION PLAN

                  We may, at any time and from time to time, amend, alter or discontinue the Share Option Plan; PROVIDED, HOWEVER, that no amendment or alteration of the Share Option Plan shall adversely affect an optionee's rights under any outstanding option without the consent of such optionee.

         ACCOUNTING TREATMENT

                  For a discussion of the accounting treatment of the Share Option Plan, see Note 15 of the Notes to the Consolidated Financial Statements.

         AMENDMENT TO THE SHARE OPTION PLAN EFFECTIVE AS OF JANUARY 1, 2003

                  In December 2002, in order to comply with the new tax rules under the amended Israeli Income Tax Ordinance [New Version], 1961, our Board approved an amendment to our Share Option Plan.

                  The new rules enable a company to issue options under three alternative tracks: (i) without a trustee, under which the income will be considered employment income, the income will continue to be taxed at regular marginal rates, and no expense is deductible by the employer; (ii) with a trustee under the employment income track, under which the options are held by a trustee for a period of twelve months from the end of the tax year in which the grant took place, the income is considered regular employment income liable to marginal individual rates of up to 50%, and the employer is entitled to a deductible expense equivalent to the income attributed to the employee; or (iii) with a trustee under the capital gains track, under which the options are held by a trustee for a period of two years from the end of the tax year in which the grant took place, the income is considered to be a capital gain and is taxable at a reduced rate of 25%, and no expense is deductible by the employer.

                  On February 27, 2003, in order to enable us to grant options after January 1, 2003, we filed an amendment to the Share Option Plan with the tax authorities and informed them of our election of the capital gains track (the third alternative above). In addition, under the amendment to the Share Option Plan, we may also issue options without a trustee under the first alternative. The capital gains track will apply to all trustee-track options to be granted by us until December 31, 2004. After this period has ended, we may change our election.

                  The new rules and the amendment to the Share Option Plan described above apply only to issuances of options beginning on January 1, 2003 and thereafter. Options issued before such date will continue to be governed by the law in effect prior to the amendment.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. MAJOR SHAREHOLDERS

                  Except as noted herein, to our knowledge, we are not directly or indirectly owned or controlled by another corporation or by any foreign government and no arrangements exist the operation of which may at a subsequent date result in a change in control of the company.

                  The following table sets forth the number of our Ordinary Shares owned by any person known to us to be the beneficial owner of 5% or more of our Ordinary Shares as of March 15, 2003. The information in this table is based on 12,412,166 Ordinary Shares outstanding as of such date. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were currently exercisable at, or exercisable within 60 days of, March 15, 2003. The Ordinary Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options but are not treated as if they were outstanding for the purposes of computing the percentage ownership outstanding for any other person. None of the holders of the Ordinary Shares listed in this table have voting rights different from other holders of the Ordinary Shares.

                     NAME                            NUMBER OF SHARES OWNED       PERCENT OF ORDINARY SHARES
--------------------------------------------------- ------------------------    ------------------------------
Macpell Industries Ltd. (1).................              4,388,210                            35.4%
28 Chida Street
Bnei Brak, Israel  51371

Discount Investment Corporation Ltd.........              1,916,866 (2)                        15.4%
Azrieli Center 3, Triangular Building
Tel Aviv, Israel 67023

Arie Wolfson................................              6,084,000 (3)                        49.0%

Sigi Rabinowicz.............................              4,488,210 (4)                        36.2%

Avi Ruimi...................................              4,407,010 (5)                        35.5%

------------------

(1) Macpell is an Israeli corporation. As of March 15, 2003, Arwol Holdings Ltd., an Israeli company wholly-owned by Arie Wolfson, our Chairman of the Board, held 27.7% of Macpell; Riza Holdings Ltd., an Israeli company wholly-owned by Sigi Rabinowicz, our President and Vice President Sales and Marketing, held 25.0% of Macpell; and Condo Overseas Inc., a Panamanian company wholly-owned by Avi Ruimi, , held 25.8% of Macpell, representing 78.5% of Macpell's shares in the aggregate. See "- 7B. Related Party Transactions - Relationships and Transactions with Macpell." The aggregate number of Macpell's shares outstanding as of March 15, 2003 was 15,561,284.

(2) Consists of 958,433 shares held by Discount Investment Corporation Ltd., or DIC, and 958,433 shares held by PEC Israel Economic Corporation, or PEC. DIC and PEC are both controlled by IDB Development Corporation Ltd., or IDB. On January 31, 1999, DIC purchased 81.35% of PEC in consideration of the issuance of 17,401,305 ordinary shares of DIC to IDB. On November 5, 1999, PEC was merged with and into a wholly-owned subsidiary of DIC, with PEC continuing as a wholly-owned subsidiary of DIC.

(3) Includes 4,388,210 Ordinary Shares held by Macpell and 1,695,690 Ordinary Shares purchased through Arwol from Tabriz. Pursuant to Rule 13d-5 of the Securities Exchange Act of 1934, as amended, Mr. Wolfson may be deemed to beneficially own the 4,388,210 Ordinary Shares held by Macpell due to his beneficial interest in Macpell and the Macpell Shareholders' Agreement. Does not include 2,250 Deferred Shares held by Mr. Wolfson. The Deferred Shares are non-transferable and entitle their holders, upon the liquidation of the Company, to the par value of the shares but to no voting, dividend or any other rights.

(4) Consists of (i) 4,388,210 Ordinary Shares held by Macpell, and (ii) exercisable options to purchase 100,000 Ordinary Shares. Pursuant to Rule 13d-5 of the U.S. Securities Exchange Act of 1934, as amended, Mr.

     Rabinowicz may be deemed to beneficially own the 4,388,210 Ordinary Shares held by Macpell due to his beneficial interest in Macpell and the Macpell Shareholders' Agreement. Does not include 2,250 Deferred Shares held by Mr. Rabinowicz. The Deferred Shares are non-transferable and entitle their holders, upon the liquidation of the Company, to the par value of the shares but to no voting, dividend or any other rights.

(5) Includes 4,388,210 Ordinary Shares held by Macpell. Pursuant to Rule 13d-5 of the U.S. Securities Exchange Act of 1934, as amended, Mr. Ruimi may be deemed to beneficially own the 4,388,210 Ordinary Shares held by Macpell due to his beneficial interest in Macpell and the Macpell Shareholders' Agreement.


                  Pursuant to an agreement dated November 28, 2000, and amended on February 21, 2001, Arie Wolfson, through Arwol, purchased all of Tabriz's Ordinary Shares in Tefron, totaling 1,695,690 Ordinary Shares. Tabriz is a Belgian company wholly-owned by IWC, a Panamanian company owned by trusts established by Ivor Wolfson for the benefit of himself and his family, including his son, Arie Wolfson.

                  At March 15, 2003, there were 19 holders of Ordinary Shares of record registered with a United States mailing address, including banks, brokers and nominees. These holders of record represented approximately 52.17% of the total outstanding Ordinary Shares. Because these holders of record include banks, brokers and nominees, the beneficial owners of these Ordinary Shares may include persons who reside outside the United States. See "Item 7. Major Shareholders and Related Party Transactions - 7A. Major Shareholders." There are no holders of Deferred Shares in the United States.

7B. RELATED PARTY TRANSACTIONS

RELATIONSHIPS AND TRANSACTIONS WITH MACPELL

                  The following discussion includes summaries of the significant terms of various agreements and transactions. Because these are summaries, they are qualified by reference to the actual agreements, which are attached as exhibits to this Annual Report.

                  The Companies Law requires that certain related party transactions be approved as provided for in a company's articles of association and, in certain circumstances, by a company's audit committee or its shareholders. Our Audit Committee is responsible for reviewing potential conflicts of interest situations where appropriate.

MACPELL

                  Macpell owns 4,388,210 Ordinary Shares, approximately 35.4% of the outstanding Ordinary Shares, and was a party to the Tefron Shareholders' Agreement which expired on September 29, 2000. Macpell is mainly a holding company that owns various companies, including companies that manufacture and market apparel and textile products. Macpell was also engaged in the construction of industrial buildings mainly intended for the use of the Macpell group. Products manufactured by Macpell and its subsidiaries, excluding Tefron, include shirts, pants, leisurewear, , bathing suits and beachwear.

                  As of March 15, 2003, Arwol Holdings Ltd., an Israeli company wholly-owned by Arie Wolfson, Chairman of the Board of Directors of Tefron, held 27.7% of Macpell; Riza Holdings Ltd., an Israeli company wholly-owned by Sigi Rabinowicz, President of Tefron,, held 25.0% of Macpell; and Condo Overseas Inc., a Panamanian company wholly-owned by Avi Ruimi held, a former Director of Tefron, held 25.8% of Macpell, representing 78.5% of Macpell's shares in the aggregate. The ordinary shares of Macpell are listed and traded on the Tel Aviv Stock Exchange. The market price of Macpell's ordinary shares on March 26, 2003 was the NIS equivalent of $0.256 per share.

MACPELL SHAREHOLDERS' AGREEMENT

                  Avi Ruimi and Arwol, a company wholly-owned by Arie Wolfson, entered into the Macpell Shareholders Agreement, which became effective on January 31, 2000, pursuant to which the two parties deposited all of their ordinary shares of Macpell, representing approximately 78.5% of the outstanding ordinary shares of Macpell, with a trustee.

                  The Macpell Shareholders' Agreement provides that so long as Mr. Wolfson's direct or indirect holdings in Macpell are larger than those of Mr. Ruimi's, the trustee will vote for six directors appointed by Arwol and three directors appointed by Ruimi, out of a total of 11 directors, in the election of directors of Macpell. In any other case, the parties will direct the trustee to vote for directors according to their respective proportional interest in Macpell. Under the Macpell Shareholders' Agreement, the parties also agreed to cause Macpell to vote its Ordinary Shares in Tefron for four Directors designated by Arwol and one director designated by Ruimi in the election of Tefron's Directors so long as Mr. Wolfson's direct or indirect holdings in Tefron are larger than those of Mr. Ruimi. In any other case, the distribution of the Directors on Tefron's Board will reflect the direct and indirect holdings (including through Macpell) of the parties in Tefron.

                  Pursuant to a purchase agreement, dated as of December 30, 1999, Riza, a company wholly-owned by Sigi Rabinowicz, purchased a portion of the ordinary shares of Macpell owned by Arwol, representing approximately 25.0% of the outstanding shares of Macpell. In connection with the purchase, Riza agreed to become a party to the Macpell Shareholders' Agreement and assume a pro rata portion of Arwol's rights and obligations under the Macpell Shareholders' Agreement. As a result, the Macpell Shareholders' Agreement provides that, so long as Mr. Wolfson's direct or indirect holdings in Macpell are larger than those of Mr. Ruimi's, Messrs. Wolfson, Rabinowicz and Ruimi will each be entitled to appoint three, out of a total of eleven, directors of Macpell. In any other case, the parties will direct the trustee to vote for directors according to their respective proportional interest in Macpell. With respect to the election of Directors of Tefron, so long as Mr. Wolfson's direct or indirect holdings in Tefron are larger than those of Mr. Ruimi's, Mr. Wolfson and Mr. Rabinowicz will each be entitled to vote for two Directors of Tefron, and Mr. Ruimi will be entitled to vote for one Director of Tefron. In any other case, the distribution of the Directors on Tefron's Board will reflect the direct and indirect holdings (including through Macpell) of the parties in Tefron.

                  Pursuant to the Macpell Shareholders' Agreement, the Tefron Ordinary Shares held by Macpell will be voted at each meeting of Tefron's shareholders by the trustee in accordance with the resolution of the shareholders party to the agreement, each shareholder having one vote for each Macpell share held by such shareholder.

                  The Macpell Shareholders' Agreement contains a right of first refusal in the event that either party wishes to sell its shares, and a tag-along right if either party finds a buyer outside of the Macpell Shareholders' Agreement who is willing to purchase the Macpell shares. It also provides that the parties to the Macpell Shareholders' Agreement shall retain their ownership of at least 50% of the Macpell shares they own as of the date the agreement was executed. The Macpell Shareholders' Agreement provides that the vote of the holders of 75% of the Macpell shares is required for Macpell to
(i) enter another line of business, (ii) merge, consolidate or dispose of any of its substantial assets, (iii) purchase, lease or acquire another substantial company, (iv) wind-up Macpell, (v) make decisions regarding the allotment of Macpell shares and (vi) declare dividends. The Macpell Shareholders' Agreement specifically permits the sale of Macpell shares by Arwol Holdings Ltd. to Sigi Rabinowicz or a company controlled by Sigi Rabinowicz, provided that the transferee agrees to be bound by the terms and conditions of the Macpell Shareholders' Agreement.

LEASE ARRANGEMENT

                  On August 12, 1997, we entered into an agreement to lease until 2011 approximately 143,000 square feet of industrial space in a facility (the Hi-Tex 1 facility) adjacent to its current facilities in Segev from a wholly-owned subsidiary of Macpell for a basic monthly rent of approximately $65,000. The first rental payment was made upon entrance into the facility on October 1, 1999. On December 21, 1998, we entered into an agreement to lease until 2012 approximately 180,000 square feet of industrial space in a second facility (the Hi-Tex 2 facility) adjacent to our existing facilities in Segev from a wholly-owned subsidiary of Macpell for a monthly rent of approximately $81,000. The first rental payment was made upon entrance into the facility on March 1, 2000. We conduct our Hi-Tex manufacturing operations in these facilities. In Segev, we also lease from Macpell's subsidiary an 83,000 square foot facility under a lease that expires in 2006 for a monthly rent of approximately $42,000 and a 65,000 square foot warehouse under a lease that expires in 2012 for a monthly rent of approximately $25,000. The rent payable under these leases is linked to the Israeli and U.S. consumer product index as well as the exchange rate between the NIS and the dollar. We believe that the terms of the leases are no less favorable than those available to us from unaffiliated third parties.

                  All of these facilities are subject to a long-term lease agreement between Macpell's subsidiary and the Israel Land Authority. Under the terms of such lease agreement, Macpell's affiliate was granted a 49-year lease over such property.


PURCHASE OF EQUIPMENT

                  We acquired certain machinery and raw materials used in the production process from foreign manufacturers who are represented by an entity in Israel which was a related party until the year 2000. The acquisitions of machinery from these manufacturers amounted to approximately $14.5 million and $10.8 million for the years 1999 and 2000, respectively. Other acquisitions of mainly raw materials from these manufacturers amounted to approximately $2.1 million and $1.8 million for the years 1999 and 2000, respectively. We believe these prices to be no less favorable than those available to us from unaffiliated third parties. See Note 21 of the Notes to the Consolidated Financial Statements.


PRODUCTS PURCHASES FROM TEFRON

                  An affiliate of Macpell purchases from us various products and sells them in the local Israeli market and abroad. In 2000 our sales to this affiliate were approximately $1.1 million, in 2001 approximately $700,000, and in 2002 approximately $1 million. We believe these prices to be no less favorable than those available to us from unaffiliated third parties. See Note 21 of the Notes to the Consolidated Financial Statements.

MACRO SHARE PURCHASE AGREEMENT

                  On March 26, 2003, we entered into a share purchase agreement with Macpell, , and with Mr. Ron Grundland, pursuant to which we agreed to acquire 100% of the outstanding ordinary shares of Macro Clothing Ltd., upon the satisfaction of certain conditions, in consideration for the assumption by Tefron of certain guarantees granted by the sellers in favor of Macro in the aggregate amount of approximately $530,000, subject to adjustments. Pursuant to the terms of the agreement, Macpell agreed to pay to us the amount of $300,000 to assume Macpell's guarantees to the bank. In addition, Macpell agreed to assign to us its rights to a loan to Macro in the amount of approximately NIS
2.4 million. The consummation of the transactions is subject to the approval of Macpell shareholders. Macro manufactures, markets and sells of swimsuits and beachwear.

7C. INTERESTS OF EXPERTS AND COUNSEL.

    Not Applicable.

ITEM 8.  FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

    See Item 18.

OTHER FINANCIAL INFORMATION

                  In 2002, the amount of our sales of products exported from Israel was approximately $132.5 million, which represents 98.7% of our total sales from Israel. Alba's sales in 2002 were $56.1 million.

LEGAL PROCEEDINGS

                  Except as described below, there are no material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which we or any of our subsidiaries or which any of its properties are subject.

                  On March 5, 2003, a lawsuit was filed by a former employee of Tefron, in the Tel Aviv District Labor Court, alleging for compensation relating to the termination of his employment with Tefron in 2002, in an aggregate amount of NIS 5 million. We intend to defend against all allegations included in the complaint. We do not expect this lawsuit to have a material adverse effect on our business or financial condition.

DIVIDEND POLICY

                  Although we have no established dividend policy, in the past we have distributed dividends to our shareholders from our accumulated earnings. We have not declared or paid any dividends for the last three fiscal years.


ITEM 9   THE OFFER AND LISTING

9A. OFFER AND LISTING DETAILS

                  Since the initial public offering of our Ordinary Shares on September 24, 1997, our Ordinary Shares have been traded on the New York Stock Exchange, or NYSE, under the symbol "TFR." Prior to the offering, there was no market for our Ordinary Shares. There is no non-United States trading market for our Ordinary Shares.

                  As reported on the NYSE, the annual high and low sales prices for our Ordinary Shares were as follows:

                                                      HIGH              LOW
1998 ...................................             27.19             5.00
1999 ...................................             13.87             6.50
2000 ...................................             20.25             3.31
2001 ...................................              5.44             1.21
2002 ...................................              4.70             1.15

                  As reported on the NYSE, the quarterly high and low sales prices for our Ordinary Shares for the last two years were as follows:

                                  2001
                                  ----
First quarter                                         5.44             1.50
Second quarter                                        3.90             1.38
Third quarter                                         2.46             1.21
Fourth quarter                                        2.71             1.40
                                  2002
                                  ----
First quarter                                         2.00             1.15
Second quarter                                        4.20             1.25
Third quarter                                         4.70             2.90
Fourth quarter                                        4.05             3.00
                                  2003
                                  ----
First quarter                                         3.69             3.25

                  As reported on the NYSE, the monthly high and low sales prices for our Ordinary Shares for the last six months were as follows:

                                  2002
                                  ----
October                                               3.61             3.00
November                                              4.05             3.05
December                                              3.32             3.00

                                  2003
                                  ----
January                                               3.69             3.26
February                                              3.68             3.25
March                                                 3.67             3.30


                  On September 8, 1998, we announced our intention to repurchase through a stock repurchase program up to one million of our outstanding Ordinary Shares. As of March 15, 2003, we had repurchased and hold in our treasury 997,400 Ordinary Shares.

                  In February 2003, we were notified that we had been approved for continued listing on the NYSE, subject to the successful implementation of the business plan that we submitted to the NYSE. See "Item 3D. Risk Factors- If our ordinary shares are delisted from The New York Stock Exchange, the liquidity and price of our ordinary shares and our ability to issue additional securities may be negatively affected."

9B. PLAN OF DISTRIBUTION

                  Not Applicable.

9C. MARKETS

                  Our Ordinary Shares are traded on the New York Stock Exchange.

9D. SELLING SHAREHOLDERS

                  Not Applicable.

9E. DILUTION

                  Not Applicable.

9F. EXPENSES OF THE ISSUE

                  Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

10A. SHARE CAPITAL

                  Not applicable.

10B. MEMORANDUM AND ARTICLES OF ASSOCIATION

         SECURITIES REGISTERS

                  Our transfer agent and register is American Stock Transfer & Trust Company and its address is 40 Wall Street, New York, New York 10005.
Section 2 of our Memorandum of Association provides that our principal objects, among other things, are to engage in any business connected with manufacturing, processing, supplying and marketing undergarments, textiles and ready-made clothes. Article 2A of our Articles of Association provides that we may, at any time, carry on business in any field or type of business permitted to us, whether explicit or implied, according to our Memorandum of Association.

         BOARD OF DIRECTORS

                  The Companies Law requires that certain transactions, actions and arrangements be approved as provided for in a company's articles of association and in certain circumstances by the audit committee and by the board of directors itself. Those transactions that require such approval pursuant to a company's articles of association must be approved by its board of directors. In certain circumstances, audit committee and shareholder approval also is required. The vote required by the audit committee and the board of directors for approval of such matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting. Pursuant to the Companies Law, the audit committee is to be comprised of at least three members appointed by the board of directors, which members must include all of the external directors, but excluding the chairman of the board of directors, a general manager, the chief executive officer, a controlling shareholder and any director employed by the company or who provides services to the company on a regular basis.

                  The Companies Law requires that a member of the board of directors or senior management of the company promptly disclose any personal interest that he or she may have (either directly or by way of any corporation in which he or she is, directly or indirectly, a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager) and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction (that is, a transaction other than in the ordinary course of business, otherwise than on market terms, or is likely to have a material impact on the company's profitability, assets or liabilities), the member of the board of directors or senior management also must disclose any personal interest held by his or her spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing.

                  Once the member of the board of directors or senior management complies with the above disclosure requirement, a company may approve the transaction in accordance with the provisions of its articles of association. If the transaction is with a third party in which the member of the board of directors or senior management has a personal interest, the approval must confirm that the transaction is not adverse to the company's interest. Furthermore, if the transaction is an extraordinary transaction, then, in addition to any approval stipulated by the articles of association, it also must be approved by the company's audit committee and then by the board of directors, and, under certain circumstances, by a meeting of the shareholders of the company.

                  Our Articles of Association provide that, subject to the Companies Law, all actions executed by the Board of Directors or by a committee thereof or by any person acting as a Director or a member of a committee of the Board of Directors or by the General Manager will be deemed to be valid even if, after their execution, it is discovered that there was a certain flaw in the appointment of such persons or that any one of such persons was disqualified from serving at his or her office.

                  Our Articles of Association provide that, subject to the Companies Law, an officer is entitled to participate and vote in meetings concerning the approval of actions or transaction in which he or she has a personal interest. Subject to the Companies Law, a transaction between an officer of Tefron or an entity controlling Tefron, and us, or a transaction between any other person in which an officer or an entity controlling the company has a personal interest and us, and which is not an extraordinary transaction, shall be approved by the Board of Directors or by the Audit Committee or by any other entity authorized by the Board of Directors.

                  Our Articles of Association provide that the Board of Directors may delegate all of its powers to such committees of the Board of Directors as it deems appropriate, subject to the provisions of the Companies Law. The Audit Committee is responsible for reviewing, among other things, potential conflicts of interest situations where appropriate. See "Item 6. Directors, Senior Management and Employees - 6C. Board Practices - Committees."

                  Arrangements regarding compensation of Directors require the approval of the Audit Committee and the shareholders. The Board of Directors may from time to time, at its discretion, cause us to borrow or secure the payment of any money for our purposes, and may secure or provide for the repayment of such money in the manner as it deems fit.

DESCRIPTION OF SECURITIES

                  We are authorized to issue 49,995,500 Ordinary Shares, par value NIS 1.0 per share, and 4,500 Ordinary B Shares, par value NIS 1.0 per share. Upon consummation of the initial public offering of the Ordinary Shares, the Ordinary B Shares were converted into Deferred Shares, all of which are issued and outstanding and held of record by two holders.

                  Our Ordinary Shares do not have preemptive rights. The ownership or voting of Ordinary Shares by nonresidents of Israel or foreign owners is not restricted or limited in any way by our Memorandum of Association or Articles of Association, or by the laws of the State of Israel.

                  TRANSFER OF SHARES AND NOTICES. Fully paid Ordinary Shares are issued in registered form and may be freely transferred pursuant to our Articles of Association unless such transfer is restricted or prohibited by another instrument. Each shareholder of record is entitled to receive at least seven calendar days' prior notice of an ordinary shareholders' meeting and at least 21 calendar days' prior notice of any shareholders' meeting in which a special or extraordinary resolution is to be adopted. For purposes of determining the shareholders entitled to notice and to vote at such meeting, the Board of Directors may fix the record date not more than 40 nor less than four calendar days prior to the date of such meeting, nor more than 40 days prior to any other action.

                  ELECTION OF DIRECTORS. The Ordinary Shares do not have cumulative voting rights in the election of Directors. As a result, the holders of Ordinary Shares that represents more than 50% of the voting power have the power to elect all the Directors.

                  DIVIDEND AND LIQUIDATION RIGHTS. Our Ordinary Shares are entitled to the full amount of any cash or share dividend, if declared. We may declare a dividend to be paid to the holders of Ordinary Shares according to their rights and interests in our profits. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of Ordinary Shares in proportion to the nominal value of their respective holdings. Such right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future by a special resolution of our shareholders. Our Board of Directors may declare interim dividends and propose the final dividend with respect to any fiscal year only out of profits. Declaration of a final dividend requires approval by an ordinary shareholders' resolution, which may decrease but not increase the amount proposed by the Board of Directors. Failure to obtain such shareholder approval does not affect previously paid interim dividends.

                  VOTING, SHAREHOLDERS' MEETINGS AND RESOLUTIONS. Holders of Ordinary Shares have one vote for each Ordinary Share held on all matters submitted to a vote of shareholders. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent, in the aggregate, at least one-fourth of the voting rights of the issued share capital. A meeting adjourned for lack of a quorum is adjourned to the same day in the following week at the same time and place or any time and place as the Directors designate in a notice to the shareholders. At such reconvened meeting the required quorum consists of two members present in person or by proxy who hold or represent, in the aggregate, at least one-fourth of our voting power.

                  Annual general meetings of shareholders are held once every year at such time (within a period of not more than 15 months after the last preceding annual general meeting) and such place as determined by the board of directors. The board of directors may call extraordinary general meetings of shareholders and are obligated to do so upon a written request in accordance with the Companies Law. The Companies Law provides that an extraordinary general meeting of shareholder may be called by the board of directors or by a request of two directors or 25% of the directors in office, or by shareholders holding at least 5% of the issued share capital of the company and at least 1% of the voting rights, or of shareholders holding at least 5% of the voting rights of the company.

                  An ordinary resolution (such as a resolution for the election of directors, the declaration of dividends or the appointment of auditors) requires approval by the holders of a majority of the voting rights represented at the meeting, in person or by proxy, and voting thereon. A special or extraordinary resolution (such as a resolution amending our Memorandum of Association or Articles of Association or approving any change in capitalization, merger, consolidation, winding-up, authorization of a class of shares with special rights or other changes as specified in the Companies Law) requires approval of the holders of 75% of the voting rights represented at the meeting, in person or by proxy, and voting thereon. In addition, if our share capital is divided into different classes of shares, the approval of the holders of 75% of the issued shares of a particular class or a special resolution passed at a separate general meeting of the holders of the shares of such class is required to modify or abrogate the rights attached to such shares.

                  DEFERRED SHARES. Pursuant to our Articles of Association, our Ordinary B Shares automatically converted into Deferred Shares upon consummation of our initial public offering. Subsequent to the conversion, there were 4,500 Deferred Shares outstanding. The Deferred Shares are non-transferable and entitle their holders, upon our liquidation, to the par value of the shares but to no voting, dividend or any other rights.

10C. MATERIAL CONTRACTS

                  Set forth below are summaries of our material contracts. Because these are summaries, they are qualified by reference to the actual agreements, which are attached as exhibits to this Annual Report.

ALBA CREDIT AGREEMENT

                  To finance the acquisition of Alba, AWS, our wholly-owned subsidiary which merged with and into Alba following our tender offer for Alba, entered into a credit agreement, dated as of December 13, 1999, with Bank Hapoalim B.M. and the Israel Discount Bank of New York , as subsequently amended. The Credit Agreement provided for a tender offer credit facility of up to $70.5 million.

                  The Credit Agreement also provides for a seven-year term loan facility of up to $65.5 million, which was drawn down as a single borrowing at the time of the merger and amortizes in 11 consecutive semi-annual installments commencing on January 15, 2002. In addition, the Credit Agreement further provides a one-year revolving loan facility of up to $5.0 million. The proceeds from the term loan facility and the revolving loan facility were used to repay the tender offer credit facility, which was used initially to finance the acquisition of Alba and to refinance certain indebtedness of Alba.

                  SECURITY. The term loan facility and the revolving loan facility are secured by the following:

                  o a floating lien on all the personal property of Alba and its subsidiaries,

                  o pledges of all non-margin stock of Alba owned by Tefron U.S. Holdings Corp., the parent company of AWS and a wholly-owned subsidiary of Tefron, and all subsidiary stock then owned by Alba, and

                  o guaranties made by Tefron U.S. Holdings Corp. and any subsidiaries of Alba, and the continuing guaranty of Tefron.

                  INTEREST RATE. The tender offer credit facility, term loan facility and revolving loan facility bear interest at 1.375% over LIBOR.

                  PREPAYMENT/REPAYMENT. The amounts outstanding under the loan facilities may be prepaid at any time, subject to certain limitations. The amounts outstanding under the credit facility must be repaid in amounts equal to:

                  o one half of the net cash proceeds from issuance or sale of any capital stock of Alba or its subsidiaries to a third party;

                  o the net cash proceeds from certain incurrence of debt by Alba or its subsidiaries for borrowed money;

                  o net cash proceeds from certain asset sales by Alba or its subsidiaries; and

                  o net cash proceeds from property insurance policies in excess of the estimated cost to replace the insured property.

                  COVENANTS. Under the terms of the Credit Agreement, Alba and its subsidiaries are restricted from, among other things, the following:

                  o incurring additional indebtedness, other than certain permitted indebtedness;

                  o   creating liens other than certain permitted encumbrances;

                  o creating or assuming any guarantee obligations other than certain permitted guarantee obligations;

                  o merging, consolidating, amalgamating or entering into any other form of business combination with a third party, or liquidating or dissolving;

                  o selling assets, subject to certain exceptions which include sale of assets in the ordinary course of business or in amounts not exceeding $250,000 in any twelve-month period;

                  o   declaring or setting aside funds for payment of dividends;

                  o making capital expenditures, subject to certain exceptions such as capital expenditures in the ordinary course of business;

                  o making investments, loans or advances other than as specified;

                  o entering into transactions with affiliates unless certain requirements are satisfied.

                  The Credit Agreement requires that we maintain certain financial ratios related to shareholders' equity and operating results. The Credit Agreement also contains customary events of defaults, including the failure to pay interest or principal, material breach of any representation or warranty or breach of any covenant, cross-defaults, bankruptcy, a judgment in excess of $100,000 or a change in control event relating to Tefron or Alba or its subsidiaries.

ALBAHEALTH CREDIT AGREEMENT

                  In connection with the formation of AlbaHealth, AlbaHealth entered into a credit agreement, dated September 6, 2002, with GE Capital, pursuant to which GE Capital provided AlbaHealth credit facility of up to $18 million. The AlbaHealth Credit Agreement provides for a term loan facility of up to $15 million, which was drawn down as a single borrowing upon the consummation of such agreement. The term loan facility amortizes in 20 consecutive quarterly installments, commencing on January 1, 2003 and ending on September 6, 2007, each in the amount of $750,000. In addition, the AlbaHealth Credit Agreement provides for a five-year revolving loan facility of up to $3.0 million. The proceeds from the term loan facility and the revolving loan facility were and are to be used, among other purposes, to repay amounts due to the bank lenders under the portion of the Alba Credit Agreement that was assigned by Alba to AlbaHealth and for working capital purposes.


                  SECURITY. The term loan facility and the revolving loan facility are secured by the following:

                  o a lien on all of its existing and after-acquired personal and real property of AlbaHealth, and

                  o a first priority security interest over all of the interests in AlbaHealth held by its members, including Alba, and any additional indebtedness arising in the future by AlbaHealth or any of its subsidiaries in favor of such members.

                  INTEREST RATE. Interest on the revolving credit facility and the term loan facility shall be paid, at the election of AlbaHealth, at one of the following rates:

                  o a floating rate equal to the higher of (i) a base rate quoted by 75% of the largest banks in the U.S. and (ii) the federal funds rate plus 50 basis points, in each case plus a margin per annum initially equal to 3.00%, subject to reduction upto 2.50% depending on a leverage ratio measured by the ratio of funded debt to annualized EBITDA; or

                  o the LIBOR rate plus a margin per annum initially equal to 4.50%, subject to reduction up to 4.00% depending on the leverage ratio.

                  PREPAYMENT/REPAYMENT. The amounts outstanding under the revolving credit facility and the term loan facility may be voluntary prepaid by AlbaHealth at any time, subject to certain limitations and payments of fees. In addition, the amounts outstanding under the credit facility must be repaid in amounts equal to:

                  o 50% of the excess cash flow (as defined in the agreement) for the preceding year, after the delivery of the annual reports of AlbaHealth with respect to each year, or, if the leverage ratio for such preceding year is less then 100%, 25% of the excess cash flow for such preceding year;

                  o 75% of the net cash proceeds from issuance of interests in of AlbaHealth;

                  o net cash proceeds from the sale of any interests AlbaHealth holds in any of its subsidiaries; and

                  o net cash proceeds from certain asset disposals by AlbaHealth.

                  COVENANTS. Under the terms of the AlbaHealth Credit Agreement, AlbaHealth and its subsidiaries are restricted from, among other things:

                  o incurring additional indebtedness, other than certain permitted indebtedness;

                  o creating any lien on or with respect to its accounts, properties or assets except for permitted encumbrances;

                  o creating or assuming any guarantee obligations other than certain permitted guarantee obligations;

                  o merging, consolidating, amalgamating or entering into any other form of business combination with a third party, or liquidating or dissolving;

                  o   selling assets, subject to certain exceptions;

                  o declaring or setting aside funds for payment of dividends or other similar restricted payments except for permitted payments and distribution;

                  o making investments, loans or advances other than as specified;

                  o entering into transactions with affiliates which are not are not in the ordinary course of business unless certain requirements are satisfied; and

                  o changing its business or altering its capital structure other than as specified.

                  FINANCIAL COVENANTS. The AlbaHealth credit agreement requires AlbaHealth to comply with certain financial covenants, including with respect to
(i) maximum permitted capital expenditures for each; (ii) minimum annual fixed charge coverage ratio; (iii) minimum annual EBITDA; and (iv) maximum leverage ratio.

                  EVENTS OF DEFAULT. The AlbaHealth Credit Agreement contains customary events of default, including the failure to pay amounts thereunder, breach of other obligations, any representation and warranty being incorrect or misleading in any respect, cross-defaults, certain insolvency events or ceasing to carry on business, change of control of AlbaHealth or any of its subsidiaries, breach of the contribution agreement and other related agreements, and any default in the observance or breach of any covenants.


10D. EXCHANGE CONTROLS

                  Nonresidents of Israel who purchase our Ordinary Shares with US dollars or other foreign currency will be able to convert dividends (if any) thereon, and any amounts payable upon the dissolution, liquidation or winding-up of the affairs of the company, as well as the proceeds of any sale in Israel of the Ordinary Shares to an Israeli resident, into freely repatriatable dollars, at a rate of exchange prevailing at the time of conversion, pursuant to regulations, provided that the Israeli income tax has been withheld with respect to such amounts, to the extent applicable, or an exemption has been obtained.

10E. TAXATION

                  The following is a discussion of the material United States federal and Israeli income tax consequences to Qualified Holders holding Ordinary Shares. This discussion is based upon existing United States federal and Israeli income tax law, including legislation, regulations, administrative rulings and court decisions, as in effect on the date of this Annual Report, all of which are subject to change, possibly with retroactive effect. For purposes of this discussion, in general, a "Qualified Holder" means a beneficial owner of Ordinary Shares that is a resident of the United States for purposes of the United States-Israel income tax treaty, or the Income Tax Treaty, whose holding of Ordinary Shares is not related in any way to properties or activities located in Israel and who is not subject to any limitation on benefits restrictions under the Income Tax Treaty. This discussion assumes that the Qualified Holder holds Ordinary Shares as a capital asset. This discussion does not address all aspects of United States federal and Israeli income taxation that may be relevant to all Qualified Holders in light of their particular circumstances, including for example Qualified Holders who hold or at any time have held 10 percent or more of our voting power, Qualified Holders whose stock was acquired pursuant to the exercise of an employee stock option or otherwise as compensation or Qualified Holders who are subject to special treatment under United States federal income tax laws (for example, financial institutions, insurance companies, tax-exempt organizations and broker-dealers). This discussion also does not address any aspects of state, local or non-United States (other than certain Israeli) tax law.

                  EACH QUALIFIED HOLDER IS STRONGLY URGED TO CONSULT HIS OR HER TAX ADVISOR AS TO THE UNITED STATES FEDERAL AND ISRAELI INCOME TAX CONSEQUENCES OF HOLDING ORDINARY SHARES, INCLUDING THE PARTICULAR FACTS AND CIRCUMSTANCES THAT MAY BE UNIQUE TO SUCH QUALIFIED HOLDER, AND AS TO ANY OTHER TAX CONSEQUENCES OF HOLDING ORDINARY SHARES.

         CAPITAL GAINS

                  Israeli law imposes a capital gains tax on the sale of capital assets. Under current Israeli law, capital gains resulting from sales of our Ordinary Shares are generally taxed at a rate of 15%. However, while final clarifying regulations have not yet been issued, a Qualified Holder will be exempted from Israeli capital gains tax on the sale of our Ordinary Shares, as long as those Ordinary Shares are traded in a recognize exchange. In addition, under the Income Tax Treaty, a Qualified Holder who hold in the aggregate less then 10% of our Ordinary Shares (subject to certain conditions), will be exempt from Israeli capital gains tax.

                  Upon a sale or other disposition of Ordinary Shares, a Qualified Holder will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the amount realized and the Qualified Holder's adjusted tax basis in the Ordinary Shares. In the case of an individual Qualified Holder of Ordinary Shares, any such capital gain will be subject to a maximum United States federal income tax rate of 20%, if the individual Qualified Holder's holding period in the Ordinary Shares is more than 12 months.

         DIVIDENDS

                  On distributions of dividends other than bonus shares (stock dividends), for individuals, Israeli income tax at the rate of 25% (15% for dividends generated directly or indirectly by an Approved Enterprise) is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. The Income Tax Treaty provides no relief in this regard. There is no tax on distribution of dividends to an Israeli corporate shareholder.

                  Qualified Holders are generally subject to United States federal income tax on dividends paid by Israeli corporations. Subject to applicable limitations of United States federal income tax law, Qualified Holders may be able to claim a foreign tax credit for certain Israeli income taxes paid.

         UNITED STATES INFORMATION REPORTING AND BACKUP WITHHOLDING

                  Dividends on Ordinary Shares, and payments of the proceeds of a sale of Ordinary Shares paid within the United States or through certain U.S.-related financial intermediaries, are subject to information reporting and may be subject to backup withholding at a 31% rate unless the Qualified Holder
(1) is a corporation or other exempt recipient or (2) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

10F. DIVIDENDS AND PAYMENT AGENTS

                  Not applicable.

10G. STATEMENTS BY EXPERTS.

                  Not applicable.

10H. DOCUMENTS ON DISPLAY

                  We are currently subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended. Our SEC filings are available for inspection and copying at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W. Washington, D.C. 20549, and the Commission's regional offices located in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms.

                  As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934, as amended, prescribing the furnishing and content of proxy statements to shareholders. Because we are a foreign private issuer, we, our directors and our officers are also exempt from the shortswing profit recovery and disclosure regime of section 16 of the Exchange Act.

10I. SUBSIDIARY INFORMATION

                  Not applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         FOREIGN CURRENCY RISK

                  Our operating expenses are influenced by changes in the exchange rates between the dollar and foreign currencies, especially the shekel. Our operational expenses increase when the dollar is devalued against such currencies. At December 31, 2002, our liabilities denominated in foreign currencies in the amount of $33.8 million represented 21.6% of our total liabilities of $156.3 million. At December 31, 2002, our assets denominated in foreign currencies in the amount of $10.4 million represented 5.3% of our total assets of $196.4 million. We may from time to time utilize derivative financial instruments to manage risk exposure to movements in foreign exchange rates. Accordingly, in 2002, a forward exchange contract was designated as hedging instrument. We do not engage in any speculative or profit motivated forward or derivatives activities. See "Item 3. Key Information - 3D. Risk Factors" and "Item 5. Operating and Financial Review and Prospects - Impact of Inflation and Currency Fluctuations."

         INTEREST RATE RISK

                  Of our dollar-denominated financial liabilities at December 31, 2002, $96.3 million were loans denominated in or linked to the dollar bearing interest at LIBOR. As a result, our interest expenses are sensitive to changes in LIBOR.

                  Our dollar-denominated or dollar-linked financial liabilities bear interest at 1.25% to 4.5% over LIBOR. A hypothetical ten percent shift in interest rates would result in a decrease (or increase) in net income of approximately $0.5 million.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES


                  Not applicable.

                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

                  None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14A. TO E.        Not applicable



ITEM 15. CONTROLS AND PROCEDURES

                  Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in US Exchange Act Rule 13a-14(c)) within 90 days of the date of this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that material information relating to us was made known to them by others within Tefron, particularly during the period in which this Annual Report on Form 20-F was being prepared.

                  Our Chief Executive Officer and our Chief Financial Officer have not identified significant deficiencies in the design or operation of internal controls which could adversely affect our ability to record, process, summarize and report financial data. However, subsequent to the date of their evaluation and based on their evaluation, we have begun to implement changes in our internal controls including:

             o    redefining management functions,

             o hiring managers with awareness of internal control and procedures, and

             o    improving our enterprise resource planning system.

                  Our senior management has assumed a significant role in developing and implementing our new internal controls, and has retained an outside firm to advise on these controls. We have also redefined the responsibilities of a senior manager to include specific responsibility for internal controls.


ITEM 16.  [RESERVED]

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

                  We have responded to Item 18 in lieu of this Item.


ITEM 18.  FINANCIAL STATEMENTS

                  Our Consolidated Financial Statements beginning on pages F-1 through F-40, as set forth in the following index, are hereby incorporated herein by reference. These Consolidated Financial Statements are filed as part of this Annual Report.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                                                                     PAGE

      Index to Consolidated Financial Statements...................  F-1
      Reports of Independent Public Accountants....................  F-2
      Consolidated Balance Sheets..................................  F-4  - F-5
      Consolidated Statement of Operations                           F-6
      Consolidated Statement of Changes in Shareholders' Equity....  F-7
      Consolidated Statement of Cash Flow..........................  F-8  - F-9
      Notes to the Consolidated Financial Statements...............  F-10 - F-40

                                ITEM 19. EXHIBITS

1.1. Memorandum of Association of the Company (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form F-1 (No. 333-7538) filed on August 29,
                  1997).

1.2.              Restated Articles of Association of the Company.

2.1. Form of Credit Agreement, dated as of December 13, 1999, among AWS Acquisition Corp., Israel Discount Bank of New York and Bank Hapoalim B.M., New York Branch as Administrative Agent (incorporated by reference to Exhibit 99(b)(2) to Amendment No. 2 to Schedule 14D-1 in respect of Alba-Waldensian, Inc. filed by the Company on December 13, 1999).

2.2. Letter, dated February 28, 2001, from Bank Hapoalim to the Company regarding Commitments dated December 19, 1999 (incorporated by reference to Exhibit 2.2 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2000).

2.3. Letter Agreement, dated as of March 3, 2001, between Israeli Discount Bank Ltd., Israeli Discount Bank of New York and the Company (incorporated by reference to Exhibit 2.3 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2000).

2.4. Letter, dated November 12, 2001, from the Company to Bank Hapoalim regarding Commitments dated December 14, 1999 (incorporated by reference to Exhibit 2.4 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

2.5. Letter, dated November 13, 2001, from the Company to the Israeli Discount Bank Ltd. regarding Commitments dated December 14, 1999 (incorporated by reference to Exhibit 2.5 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

2.6 Letter, dated July 30, 2002, from Bank Hapoalim to the Company regarding shareholders equity requirements under the Credit Agreement.

2.7               Letter, dated August 12, 2002, from Israel Discount Bank Ltd.
                  to the Company regarding shareholders equity requirements under the Credit Agreement.

2.8 Credit Agreement, dated September 6, 2002, among AlbaHealth LLC, as borrower, the other borrower signatory thereto, the lenders signatory, thereto from time to time, and General Electric Capital Corporation, as Agent and a Lender.

2.9 Security Agreement, dated as of September 6, 2002, among the Grantor signatory thereto, from time to time, and General Electric Capital Corporation, as Agent for the benefit of itself and the lenders from time to time party to the Credit Agreement (referred to in Exhibit 2.8).

2.10 Borrower Stockholders Pledge Agreement, dated as of September 6, 2002, by and among the pledgors signatory thereto, from time to time, and General Electric Capital Corporation, as Agent for the benefit of itself and the lenders from time to time party to the Credit Agreement (referred to in Exhibit 2.8).

2.11 The total amount of long-term debt securities of the Company authorized under any instrument, other than as exhibited hereto, does not exceed 10% of the total assets of the Company on a consolidated basis. The Company hereby agrees to furnish to the SEC, upon request, a copy of any instrument defining the rights of holders of long-term debt of the Company or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

3.1 Shareholders Agreement, dated as of September 17, 1997, between Macpell Industries Ltd., Discount Investment Company Ltd., PEC Israel Economic Corporation, Tabriz Anstalt Ltd. and Oranim (Securities) Ltd. (incorporated by reference to Exhibit A to the General Statement of Beneficial Ownership of the Company on Schedule 13D filed by Arwol Holdings Ltd., Arie Wolfson, Sigi Rabinowicz, Riza Holdings Ltd. and Macpell Industries Ltd. on February 17, 2000).

3.2. Shareholders Agreement, dated as of December 28, 1999, between Arwol Holdings Ltd. and Avi Ruimi (incorporated by reference to Exhibit D to the General Statement of Beneficial Ownership of the Company on Schedule 13D filed by Arwol Holdings Ltd., Arie Wolfson, Sigi Rabinowicz, Riza Holdings Ltd. and Macpell Industries Ltd. on February 17, 2000).

3.3. Purchase Agreement, dated as of December 30, 1999, by and among Arwol Holdings Ltd. and Riza Holdings Ltd. (incorporated by reference to Exhibit 99.E to the General Statement of Beneficial Ownership of the Company on Schedule 13D filed by Arwol Holdings Ltd., Arie Wolfson, Sigi Rabinowicz, Riza Holdings Ltd. and Macpell Industries Ltd. on February 17,
                  2000).

4.1. Agreement and Plan of Merger, dated as of November 8, 1999, by and among Tefron U.S. Holdings Corp., AWS Acquisition Corp. and Alba-Waldensian, Inc. (incorporated by reference to Exhibit (c)(1) to Schedule 14D-1 in respect of
                  Alba-Waldensian, Inc. filed by the Company on November 12,
                  1999)

4.2. Employment Agreement, dated as of August 5, 2002, between the Company and Sigi Rabinowicz.

4.3. Consulting and Management Services Agreement, dated as of August 5, 2002, between the Company, New York Delights Ltd., and Arie Wolfson.

4.4. Employment Agreement, dated as of January 1, 2001, between the Company and Yosef Shiran (incorporated by reference to Exhibit
                  4.4 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2000).

4.5. Lease Agreement dated as of August 12, 1997, between the Company and New Net Assets (1994) Ltd. and an Assignment Agreement dated as of December 25, 1998 between the Company and Hi-Tex Founded by Tefron Ltd. The Company and/or its subsidiary, Hi-Tex Founded by Tefron Ltd., have entered in to similar lease agreements with New Net Assets (1994) Ltd. (incorporated by reference to Exhibit 4.5 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

4.6 Contribution Agreement, dated as of September 6, 2002, between AlbaHealth, LLC, Alba-Waldensian, Inc., Encompass Group, L.L.C. and General Electric Capital Corporation.

4.7 The Limited Liability Company Agreement of AlbaHealth LLC, dated as of September 6, 2002, by and among AlbaHealth, LLC, Alba-Waldensian, Inc., Encompass Group, L.L.C. and General Electric Capital Corporation.

4.8 Put Option Agreement, dated as of September 6, 2002, by and among AlbaHealth, LLC, Alba-Waldensian, Inc., Encompass Group, L.L.C. and General Electric Capital Corporation.

8.1               List of subsidiaries of the Company.

10.(a).1          Consent of Kost, Forer & Gabbay.

10.(a).2 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                   TEFRON LTD.


                        CONSOLIDATED FINANCIAL STATEMENTS


                             AS OF DECEMBER 31, 2002


                            U.S. DOLLARS IN THOUSANDS



                                      INDEX
                                      -----


                                                                        PAGE
                                                                      --------

 REPORTS OF INDEPENDENT AUDITORS                                          2

 CONSOLIDATED BALANCE SHEETS                                            4 - 5

 CONSOLIDATED STATEMENTS OF OPERATIONS                                    6

 CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY               7

 CONSOLIDATED STATEMENTS OF CASH FLOWS                                  8 - 9

 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS                        10 - 40



                           - - - - - - - - - - - - - -

[LOGO] ERNST & YOUNG



                         REPORT OF INDEPENDENT AUDITORS


                             TO THE SHAREHOLDERS OF

                                   TEFRON LTD.



     We have audited the accompanying consolidated balance sheets of Tefron Ltd. and its subsidiaries ("the Company") as of December 31, 2002, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We did not audit the financial statements as of December 31, 2002, of Alba Health LLC ("Alba Health") a subsidiary, which statements reflect total assets constituting 24% as of December 31, 2002 and total revenues constituting 6.5% for the year ended December 31, 2002. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts include for Alba Health, is based solely on the report of the other auditors.

     The consolidated financial statements of the Company and its subsidiaries as of December 31, 2001 and 2000, and for the two years then ended, were audited by other auditors whose report dated March 25, 2002, expressed a qualified opinion on those statements.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provides a reasonable basis for our opinion.

     In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002, and the results of its operations and its cash flows for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.


                                                   /s/ Kost Forer & GABBAY
                                                       -------------------
Tel-Aviv, Israel                                       KOST FORER & GABBAY
February 27, 2003                               A Member of Ernst & Young Global

                                                                        ANDERSEN
                                                              LUBOSHITZ KASIERER



                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Shareholders of
TEFRON LTD.
----------


We have audited the accompanying consolidated balance sheets of TEFRON LTD. (an Israeli corporation) as of December 31, 2000 and 2001, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States and in Israel, including those prescribed under the Auditors' Regulations (Auditor's Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of TEFRON LTD. as of December 31, 2000 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.



                                           /s/ LUBOSHITZ KASIERER
                                           ----------------------
                                           Luboshitz Kasierer
                                           Arthur Andersen


Tel-Aviv, Israel.
March 25, 2002


                                                                                              TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
------------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                                                      DECEMBER 31
                                                                                          ------------------------------------
                                                                               NOTE             2001                2002
                                                                            ----------    ----------------    ----------------
     ASSETS

 CURRENT ASSETS:
   Cash and cash equivalents                                                               $       5,078       $       6,742
   Trade receivables (net of allowance for doubtful debts)                       4                23,440              21,421
   Inventories                                                                   6                25,122              26,206
   Other accounts receivable and prepaid expenses                                5                12,738               5,459
                                                                                          ----------------    ----------------

 Total current assets                                                                             66,378              59,828
                                                                                          ----------------    ----------------

 SEVERANCE PAY FUNDS                                                            13                   549                 433
                                                                                          ----------------    ----------------

 PROPERTY, PLANT AND EQUIPMENT:
   Cost                                                                                          152,860             150,632
   Less - accumulated depreciation                                                                43,417              52,133
                                                                                          ----------------    ----------------

 Property, plant and equipment, net                                              7               109,443              98,499
                                                                                          ----------------    ----------------

 OTHER ASSETS:
   Goodwill                                                                      3                48,737              30,743
   Deferred taxes                                                               20                     -               3,961
   Investment in affiliated companies                                            8                 1,297                 354
   Advance to supplier of fixed assets                                          14d                1,329               1,374
   Other                                                                                               -               1,219
                                                                                          ----------------    ----------------

 Total other assets                                                                               51,363              37,651
                                                                                          ----------------    ----------------

 Total assets                                                                              $     227,733       $     196,411
                                                                                          ================    ================


The accompanying notes are an integral part of the consolidated financial statements


                                                                                              TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
------------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                                                                                      DECEMBER 31
                                                                                          ------------------------------------
                                                                               NOTE             2001                2002
                                                                            ----------    ----------------    ----------------
     LIABILITIES AND SHAREHOLDERS' EQUITY
 CURRENT LIABILITIES:
   Short-term bank credit                                                        9         $      18,675       $      14,767
   Current maturities of long-term debt:
     Bank                                                                       12                22,119              15,610
     Capital leases and other loans                                             12                 3,358               2,135
   Trade payables                                                               10                20,328              24,771
   Other accounts payable and accrued expenses                                  11                 8,856               8,712
                                                                                          ----------------    ----------------

 Total current liabilities                                                                        73,336              65,995
                                                                                          ----------------    ----------------

 LONG-TERM LIABILITIES:
   Bank loans                                                                   12                80,075              63,264
   Capital leases and other loans                                               12                 7,382               3,114
   Deferred taxes                                                               20                 7,226               8,117
   Accrued severance pay                                                        13                 2,126               2,123
                                                                                          ----------------    ----------------

 Total long-term liabilities                                                                      96,809              76,618
                                                                                          ----------------    ----------------

 MINORITY INTEREST                                                              1b                     -              13,690
                                                                                          ----------------    ----------------

 Total liabilities                                                                               170,145             156,303
                                                                                          ----------------    ----------------

 LIENS, CONTINGENCIES AND COMMITMENTS                                           14

 SHAREHOLDERS' EQUITY:                                                          15
   Share capital
     Ordinary shares of NIS 1 par value:
       Authorized - 50,000,000 shares
       Issued - 13,409,566 shares                                                                  5,575               5,575
     Deferred shares of NIS 1 par value:
       Authorized, issued and outstanding - 4,500 shares                                               1                   1
   Additional paid-in capital                                                                     62,810              62,810
   Accumulated deficit                                                                            (3,372)            (20,870)
   Deferred stock compensation                                                                       (68)                  -
   Accumulated other comprehensive income                                                             50                   -
                                                                                          ----------------    ----------------

                                                                                                  64,996              47,516

   Less - 997,400 Ordinary shares in treasury, at cost                                            (7,408)             (7,408)
                                                                                          ----------------    ----------------

 Total shareholders' equity                                                                       57,588              40,108
                                                                                          ----------------    ----------------

 Total liabilities and shareholders' equity                                                $     227,733       $     196,411
                                                                                          ================    ================

The accompanying notes are an integral part of the consolidated financial statements

            February 27, 2003                               /s/                                       /s/
-----------------------------------------       ----------------------------      ------------------------------------------
         Date of approval of the                        Arie Wolfson                              Yos Shiran
          financial statements                            Chairmen                       Chief Executive Officer and
                                                                                                   Director


                                                                                              TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
------------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                                                                        YEAR ENDED DECEMBER 31,
                                                                            ------------------------------------------------
                                                                   NOTE          2000            2001             2002
                                                                ----------- --------------- ---------------  ---------------
 Sales                                                              16       $    223,602    $    188,949     $    190,305
 Cost of sales                                                      17            199,482         169,173          151,385
 Restructuring costs                                                1c                  -               -            1,550
                                                                            --------------- ---------------  ---------------

 Gross profit                                                                      24,120          19,776           37,370
 Selling, general and administrative expenses                                      20,574          20,140           18,358
 Restructuring costs                                                1c                  -               -            3,793
                                                                            --------------- ---------------  ---------------

 Operating income (loss)                                                            3,546            (364)          15,219
 Financial expenses, net                                            18             10,292           9,396            5,457
 Other expenses, net                                                19                  -             843            2,293
                                                                            --------------- ---------------  ---------------

 Income (loss) before taxes on income (benefit)                                    (6,746)        (10,603)           7,469
 Taxes on income (benefit)                                          20             (2,216)           (837)           4,979
                                                                            --------------- ---------------  ---------------

 Income (loss) after income taxes                                                  (4,530)         (9,766)           2,490
 Equity in losses of affiliated companies                            8                  -            (240)            (392)
 Minority interest in earnings of a subsidiary                                          -               -             (822)
                                                                            --------------- ---------------  ---------------

 Net income (loss) from ordinary activities                                        (4,530)        (10,006)           1,276
 Cumulative effect of change in accounting principle                 3                  -               -          (18,774)
                                                                            --------------- ---------------  ---------------

 Net loss                                                                    $     (4,530)   $    (10,006)    $    (17,498)
                                                                            =============== ===============  ===============

 Income (loss) per share from ordinary activities                            $      (0.36)   $      (0.81)    $       0.10
                                                                            =============== ===============  ===============

 Loss per share from cumulative effect of change in accounting
   principles                                                                $          -    $          -     $      (1.51)
                                                                            =============== ===============  ===============

 Basic and diluted net loss per share                                        $      (0.36)   $      (0.81)    $      (1.41)
                                                                            =============== ===============  ===============


The accompanying notes are an integral part of the consolidated financial statements


                                                                                      TEFRON LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                                                                                  RETAINED
                                                        ORDINARY SHARES          ADDITIONAL       EARNINGS
                                                  ---------------------------     PAID-IN       (ACCUMULATED        DEFERRED
                                                   NUMBER(*)        AMOUNT        CAPITAL         DEFICIT)        COMPENSATION
                                                  ------------   ------------   ------------   --------------    --------------

 Balance as of January 1, 2000                    $12,412,166     $    5,576     $   62,643     $     11,164      $          -

 Deferred stock compensation                                -              -            167                -              (167)
 Amortization of deferred stock compensation                -              -              -                -                30
 Net loss                                                   -              -              -           (4,530)                -
                                                  ------------   ------------   ------------   --------------    --------------

 Balance as of December 31, 2000                   12,412,166          5,576         62,810            6,634              (137)

 Foreign currency translation adjustments                   -              -              -                -                 -
 Amortization of deferred stock compensation                -              -              -                -                69
 Net loss                                                   -              -              -          (10,006)                -
                                                  ------------   ------------   ------------   --------------    --------------

 Balance as of December 31, 2001                   12,412,166          5,576         62,810           (3,372)              (68)

 Foreign currency translation adjustments                   -              -              -                -                 -
 Amortization of deferred stock compensation                -              -              -                -                68
 Net loss                                                   -              -              -          (17,498)                -
                                                  ------------   ------------   ------------   --------------    --------------

 Balance as of December 31, 2002                  $12,412,166     $    5,576     $   62,810     $    (20,870)     $          -
                                                  ============   ============   ============   ==============    ==============

(CONTINUED)

                                                  --------------------------------------------------


                                                    ACCUMULATED
                                                       OTHER
                                                   COMPREHENSIVE        TREASURY
                                                       INCOME            SHARES         TOTAL
                                                  ----------------    ------------   ------------

 Balance as of January 1, 2000                     $            -      $   (7,408)    $   71,975

 Deferred stock compensation                                    -               -              -
 Amortization of deferred stock compensation                    -               -             30
 Net loss                                                       -               -         (4,530)
                                                  ----------------    ------------   ------------

 Balance as of December 31, 2000                                -          (7,408)        67,475

 Foreign currency translation adjustments                      50               -             50
 Amortization of deferred stock compensation                    -               -             69
 Net loss                                                       -               -        (10,006)
                                                  ----------------    ------------   ------------

 Balance as of December 31, 2001                               50          (7,408)        57,588

 Foreign currency translation adjustments                     (50)              -            (50)
 Amortization of deferred stock compensation                    -               -             68
 Net loss                                                       -               -        (17,498)
                                                  ----------------    ------------   ------------

 Balance as of December 31, 2002                   $            -      $   (7,408)    $   40,108
                                                  ================    ============   ============

*) Net of 997,400 Ordinary shares in treasury.

The accompanying notes are an integral part of the consolidated financial statements


                                                                                            TEFRON LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
----------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                       YEAR ENDED DECEMBER 31,
                                                                          --------------------------------------------------
                                                                               2000              2001              2002
                                                                          ---------------   ---------------   --------------
 CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                                                                $      (4,530)    $     (10,006)    $    (17,498)
   Adjustments to reconcile net loss to net cash provided by
     operating activities (a)                                                     11,371            25,203           43,344
                                                                          ---------------   ---------------   --------------

   Net cash provided by operating activities                                       6,841            15,197           25,846
                                                                          ---------------   ---------------   --------------

 CASH FLOWS FROM INVESTING ACTIVITIES
   Payments of liability in connection with purchase of Alba                      (4,767)                -                -
   Investment in property, plant and equipment                                   (38,550)           (6,475)          (2,977)
   Investment grants received                                                        421             5,732            1,659
   Investment in affiliated companies                                                  -            (1,487)            (279)
   Proceeds from sale of property, plant and equipment                                45                 -              218
                                                                          ---------------   ---------------   --------------

   Net cash used in investing activities                                         (42,851)           (2,230)          (1,379)
                                                                          ---------------   ---------------   --------------

 CASH FLOWS FROM FINANCING ACTIVITIES
   Receipt of long-term bank loans                                                22,628                 -           25,772
   Repayment of long-term bank loans                                              (6,278)           (8,110)         (50,320)
   Payment under capital lease and other loans                                    (2,164)           (3,146)          (5,821)
   Receipt under capital lease                                                         -                 -              330
   Increase (decrease) in short-term bank credit, net                             10,484            (1,052)          (3,908)
   Payment under issuance of shares to minority shareholders                           -                 -           (1,214)
   Proceeds from issuance of shares to minority shareholders                           -                 -        *) 12,358
                                                                          ---------------   ---------------   --------------

   Net cash provided by (used in) financing activities                            24,670           (12,308)         (22,803)
                                                                          ---------------   ---------------   --------------

 Increase (decrease) in cash and cash equivalents                                (11,340)              659            1,664
 Cash and cash equivalents at the beginning of the year                           15,759             4,419            5,078
                                                                          ---------------   ---------------   --------------

 Cash and cash equivalents at the end of the year                          $       4,419     $       5,078     $      6,742
                                                                          ===============   ===============   ==============

*) Net of issuing cost at the amount of $ 642 thousand.

The accompanying notes are an integral part of the consolidated financial statements.


                                                                                            TEFRON LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
----------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                       YEAR ENDED DECEMBER 31,
                                                                          --------------------------------------------------
                                                                               2000              2001              2002
                                                                          ---------------   ---------------   --------------
 (a)  ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH PROVIDED BY OPERATING
      ACTIVITIES
      Goodwill write off                                                   $           -     $           -     $     18,774
      Restructuring cost:
        Write down of long-lived assets                                                -                 -            2,622
        Inventory mark down                                                            -                 -            1,550
      Depreciation and amortization                                               14,462            10,944            9,722
      Increase in accrued Severance pay, net                                         274               458            1,285
      Decrease (increase) deferred income taxes                                      264              (837)           4,571
      Equity in losses of affiliated companies                                         -               240              392
      Loss on disposal of property and equipment                                       -               915                8
      Minority interest in earnings of a subsidiary                                    -                 -              822
      Loss from issuance of shares to third party                                      -                 -            2,082
      Other                                                                           63                 -                -

      Decrease (increase) in trade receivables, net                                 (478)            3,964            2,019
       Decrease (increase) in other accounts receivable and
        prepaid expenses                                                             552             5,655             (343)
      Decrease (increase) in inventories                                           2,147             7,875           (2,634)
      Increase (decrease) in trade payables                                       (8,280)           (1,200)           4,227
      Increase (decrease) in other accounts payable and accrued
      expenses                                                                     2,367            (2,811)          (1,753)
                                                                          ---------------   ---------------   --------------

                                                                           $      11,371     $      25,203     $     43,344
                                                                          ===============   ===============   ==============

 Supplemental disclosure of non-cash investing and financing
    activities                                                             $           -     $           -     $        410
                                                                          ===============   ===============   ==============

 Cash paid (received) during the year in respect of:

   Interest paid                                                           $       7,170     $      10,813     $      5,962
                                                                          ===============   ===============   ==============

   Income taxes, net of refunds received.                                  $           -     $           -     $        (37)
                                                                          ===============   ===============   ==============

The accompanying notes are an integral part of the consolidated financial statements.

                                               TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:-      GENERAL

a. Tefron Ltd, a company organized under the laws of the State of Israel ("the Company"), and its subsidiaries are engaged in the design, manufacture and sale of knitted intimate apparel activewear that are manufactured using two different techniques (Hi-tex and cut and sew) and products for the health care industry (see also Note 21). The Company's principal market is the United States.

     The Company's principal shareholder is Macpell Industries Ltd. ("Macpell")(35.4%). As of December 31, 2002, the Chairman of the Board of Directors and a director of the Company, hold in aggregate 52.7% in Macpell.

     The Company's significant subsidiaries are Hi-Tex Founded by Tefron Ltd. ("Hi-Tex"), which commenced operations in 1997, Alba-Waldensian, Inc. ("Alba"), which was purchased in December 1999, New-Net Industries Ltd. ("New-Net") and New-Pal Ltd. ("New-Pal"), which commenced operations in April 1999.

b. On September 9, 2002 the Health Products Division of Alba Waldensian, Inc. ("Alba") a wholly-owned subsidiary of Tefron U.S. Holdings Corp., a wholly-owned subsidiary of the Company, has formed a new entity with Encompass Group, LLC, a Delaware limited liability company ("Encompass") and General Electric Capital Corporation, a Delaware corporation ("GE Capital"), to operate Alba's health products business through AlbaHealth, LLC, a newly formed Delaware limited liability company ("AlbaHealth").

     In Connection with AlbaHealth, Alba contributed substantially all of the assets of its Health products division (together with associated liabilities, including certain existing bank indebtedness secured by such assets) to the capital of AlbaHealth in exchange for a 48.325% ownership interest in AlbaHealth. Each of Encompass and GE Capital contributed cash to the capital of AlbaHealth in the amount of $ 12 million and $ 1 million, in exchange for a 48.325% and 3.35% ownership interest in AlbaHealth, respectively. As result of Alba contribution the Company recorded 12,082 thousand as an expense (See also Note 19 - other expenses, net).

     In light of the fact that the Company has the power to govern the financial and operating policies of AlbaHealth (through the right to appoint the majority of AlbaHealth's directors), the Company consolidates AlbaHealth financial statements in its financial statements.

c. The Company announced on December 4, 2002, that it will shift manufacturing of products from Alba located in Valdese ("Alba Consumer"), North Carolina to its facility in Israel during the first quarter of 2003. Marketing and distribution will remain in the U.S.

     In connection with the aforementioned and in accordance with EITF Issue 94-3, "Liability Recognition of Certain Employee Termination Benefits and other cost to Exit an Activity" and SAB-100 "Restructuring and Impairment charges", the Company recorded in the fourth quarter restructuring charges of $ 5.3 million.

                                               TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:-      GENERAL (CONT.)

     The cash and the non-cash elements of the restructuring charge amount to approximately $ 1.2 million and $ 4.1 million, respectively. As a result of the restructuring, 250 positions will be eliminated in Alba.

     The major components of the fiscal 2002 restructuring charges are as follows:

                                                               BALANCE AT
                                                              DECEMBER 31,
                                                                  2002
                                                            ----------------

             Write-down of long-lived assets                 $       2,621
             Inventory mark-down                                     1,550
             Employee termination and severance costs                1,172
                                                            ----------------

                                                             $       5,343
                                                            ================

d. The percentage of sales to a principal customer in the United States was 45.1%, 43.7% and 49.8% in the years 2000, 2001 and 2002, respectively. The Company's arrangements with its customers do not contain minimum purchase requirements and there can be no assurance that the principal customers will continue to purchase the Company's products in the same volumes or on the same terms as they have done in the past. A material decrease in the quantity of purchases made by the principal customers or a material adverse change in the terms of such purchases could have a material adverse effect on the Company's results of operations.


NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States ("US GAAP"). The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are:

a. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b. The accompanying consolidated financial statements have been prepared in U.S. dollars, as the currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the U.S. dollar. The majority of sales is made in U.S. dollars, as a significant portion of purchases of materials and property, plant and equipment. Thus, the functional and the reporting currency of the Company is the U.S. dollar.

     Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Transactions and balances in other currencies are remeasured into U.S dollars in accordance with principles set forth in Statement of Financial Accounting Standards ("SFAS") No. 52 of the Financial Accounting Standards Board of the United States ("FASB").

                                               TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

The representative exchange rate at December 31, 2002 was U.S. $ 1.00 = 4.737 new Israeli shekels ("NIS"), (December 31, 2000 and 2001 - NIS 4.041 and NIS 4.416, respectively).

     c.   Principles of consolidation:

The consolidated financial statements include the accounts of the Company and those of its wholly-owned subsidiaries and AlbaHealth (See note 1b). Intercompany balances and transactions have been eliminated in consolidation.

     d.   Cash and cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less.

     e.   Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolesce, discontinued products, and for market priced lower than cost.

Cost is determined as follows:

          Raw materials, accessories - "First-in, first-out" method. and packaging materials

          Work - in - progress and    -  The Company uses the standard costing
          finished products              method for work in progress and
                                         finished products evaluation. The
                                         Company uses two standards as follows:

                                         a.   Raw materials standard price -
                                              represent the raw material cost
                                              by meter.

                                         b.   Labor standard price - represent
                                              the labor cost per minute work.

                                         The two standards prices above are
                                         determined based on the Company's past
                                         experience and are burdened onto the
                                         finished products and the work in
                                         progress in accordance with the bill
                                         of material and the stage in which the
                                         inventory is situated.

                                               TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     f.   Property, plant and equipment, net:

Property, plant and equipment are stated at cost, net of accumulated depreciation and investment grants. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

                                                                %
                                                     ----------------------

          Buildings                                             2-15
          Machinery and equipment                               5-20
          Installations and leasehold improvements              5-10
          Motor vehicles                                          15
          Furniture and office equipment                        6-33


Leasehold improvements are amortized over the term of the lease, including renewal options, or the useful lives of the assets, whichever is shorter.

The Company's property, plant and equipment are reviewed for impairment in accordance with Statement of Financial Accounting Standard No.144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No.144") whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

     g.   Goodwill

Goodwill represents excess of the costs over the net assets of businesses acquired. Goodwill that arose from acquisitions prior July 1, 2001, was amortized until December 31, 2001, on a straight-line basis over 40 years. Under Statement of Financial Accounting Standard No.142

- Goodwill and Other Intangible Assets ("SFAS No. 142") goodwill acquired in a business combination for which date is on or after July 1, 2001, shall not be amortized.

SFAS No.142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value.

The fair value of goodwill was evaluated in the transitional implementation relaying on an independent expert. The annual evaluation of goodwill impairment was made on the fourth fiscal quarter relying on the value derived form the transaction of AlbaHealthe LLC (See note 1b).

                                               TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     h.   Investments in affiliated companies

Affiliated companies are companies held to the extent of 20% or more (which are not subsidiaries),or companies held less than 20%, which the Company can exercise significant influence over operating and financial policy of the affiliate. The investment in affiliated companies is accounted for by the equity method. Profits on intercompany sales, not realized outside the Group, were eliminated.

The excess of the purchase price over the fair value of net tangible assets acquired has been attributed to goodwill.

The Company's investments in affiliated companies are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable. As of December 31, 2002, based on managements' most recent analyses, impairment losses have been identified in the amount of $ 780 (see Note 3).

     i.   Severance pay

The Company's liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its employees, is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet. The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies.

Severance pay expenses amounted to $ 2,399, $ 1,471 and 1,285 for the years ended December 31, 2000, 2001 and 2002, respectively (in 2002, including $ 1,172 restructuring charges).

     j.   Stock-based compensation:

The Company has elected to follow Accounting Principles Board Opinion No.25 "Accounting for Stock Issued to Employees" ("APB 25") and FASB Interpretation No.44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44") in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company's share options is less or equal to the market price of the underlying shares on the date of grant, no compensation expense is recognized. The pro forma disclosures required by Statement of Financial Accounting Standard No.123 "Accounting for Stock-Based Compensation" ("SFAS No.123"), are provided in Note 15.

                                               TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     k.   Revenue recognition:

The Company generates revenues mainly from selling knitted intimate appeared active wear. "Revenues from sales are recognized in accordance with Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements", ("SAB No. 101"), when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable, no further obligation exists and collectability is probable.

     l.   Allowance for doubtful accounts:

The allowance for doubtful accounts is computed for specific accounts the collectibility of which is doubtful based upon management's estimate.

     m.   Income taxes

The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standards No.109, "Accounting for Income Taxes" ("SFAS No.109"). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

     n.   Fair value of financial instruments:

The fair value of financial instruments approximates their carrying value.

The following methods and assumptions were used by the Company in estimating the fair value of financial instruments:

The carrying amount reported in the balance sheet for cash and cash equivalents, trade receivables, short-term credit and trade payables approximate their fair values due to the short-term maturities of such instruments.

Values of long-term loans approximate fair values due to the variable interest rates on these loans.

Capital lease are estimated by discounting the future cash flows using current interest rates for leases of similar terms and maturities. The carrying amount of the capital lease approximates their fair value.

The fair value of put options contract (used for hedging purposes) is estimated by obtaining current quotes from investment bankers.

                                               TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     o.   Derivative financial instruments:

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities".

The Company's derivative financial instruments consist of foreign currency forward exchange and option contracts. These contracts are utilized by the Company, from time to time, to manage risk exposure to movements in foreign exchange rates. In the year 2002 a forward exchange contract is designated as hedging instrument and meet the condition for special hedge accounting. This contract was recognized as asset or liability on the balance sheet at it's fair value, which is the estimated amount at which it could be settled based on market prices or dealer quotes. Changes in fair value, are recognized in earnings at the same period with the hedged item.

     p.   Earnings per share

Basic net loss per share is computed based on the weighted average number of shares of Ordinary Shares outstanding during each year. Diluted net loss per share is computed based on the weighted average number of shares of Ordinary Shares outstanding during each year, plus dilutive potential shares of Ordinary Shares considered outstanding during the year, in accordance with Statement of Financial Standard No.128, "Earnings Per Share" ("SFAS No.128").

In the year 2002 no diluted income (loss) per share was presented because the effect of the 1,755,874 outstanding options is antidilutive (1,081,533 and 1,138,474 outstanding options had the same effect on the years 2000 and 2001, respectively).

     q.   Impact of recently issued accounting standards:

In April 2002,the FASB issued SFAS No.145, "Rescission of FASB Statements No.4, 44,and 64,Amendment of FASB Statement No.13, and Technical Corrections," which rescinds SFAS No.4,"Reporting Gains and Losses from Extinguishment of Debt" and an amendment of that Statement, and SFAS No.64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. "SFAS No.145 also rescinds SFAS No.44, "Accounting for Intangible Assets for Motor Carriers. "SFAS No.145 amends SFAS No.13, "Accounting for Leases, "to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No.145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No.145 is effective for fiscal years beginning after May 15,2002. The Company does not expect the adoption of SFAS No.145 will have a material impact on its results of operations or financial position.

                                               TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

In June 2002,the FASB issues SFAS No.146, "Accounting for Costs Associated with Exit or Disposal Activities, "which addresses significant issue regarding the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No.146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No.146 is effective for all exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of SFAS No.146 to have a material impact on its results of operations or financial position.

In November 2002, the FASB issued FASB Interpretation No.45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No.5, 57,and 107 and Rescission of FASB Interpretation No.34" ("FIN No.45"). FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No.45 does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. It also incorporates, without change, the guidance in FASB Interpretation No.34, "Disclosure of Indirect Guarantees of Indebtedness of Others, "which is being superseded. The disclosure provisions of FIN No.45 are effective for financial statements of interim or annual periods that end after December 15, 2002 and the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor's year-end. The Company does not expect the adoption of FIN No.45 to have a material impact on its results of operations or financial position.

NOTE 3:-  GOODWILL

On December 13, 1999, AWS Acquisition Corp. ("AWS"), a wholly owned subsidiary of Tefron U.S. Holdings Corp. ("Holdings"), a wholly-owned subsidiary of the Company, completed its tender offer for 100% of the outstanding Common stock of a U.S. company, Alba- Waldensian Inc. ("Alba"), that manufactures seamless apparel and specialty knitted health care products. AWS and Holdings were formed in connection with the purchase of Alba's stock and, immediately following the purchase, AWS was merged into Alba, as the surviving corporation. The acquisition, which was accounted for as a purchase, included the purchase of outstanding shares of Common stock of Alba at $ 18.50 per share, which, in addition to acquisition costs of $ 3,273 resulted in a total purchase price of $63,418.

As of December 31, 2001, the adjusted excess of the purchase price over the estimated fair value of the net assets acquired totals $ 48,737 after amortization of $ 2,565.

In June 2001, the Company signed an agreement according to which it acquired, through a wholly-owned subsidiary, 49.9% of JBA Production S.A. ("JBA"), a company operating in Madagascar and engaged in the manufacturing of bras, in consideration for approximately $ 1.3 thousand.

                                               TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 3:-  GOODWILL (CONT.)

The excess of the purchase price over the estimated fair value of the net estimated fair value of net assets acquired totals $ 780 (See Note 8).

On January 1, 2002, the Company adopted SFAS 142.

The Company, relying on an independent expert, compared the fair value of each reporting unit's carrying amount. As a result, one reporting unit carrying amount exceeded its fair value and the goodwill identified with the reporting unit, which has a carrying amount of $ 17,994, has been impaired under the provisions of SFAS No. 142. The goodwill identified with JBA in the amount of $ 780 has been impaired under APB Opinion No. 18, the equity method of accounting for investment in Common stock. The transitional impairment loss was recognized as the cumulative effect of a change in accounting principle as of January 1, 2002, in the Company's statement of operations.

The changes in the carrying value of goodwill for the year ended December 31, 2002 are as follows:

                                                        CUT AND          ALBA         HEALTH CARE-
                                                     SEW - ISRAEL   CONSUMER - USA         USA             TOTAL
                                                    -------------- ---------------- ----------------- ---------------
          Balance as of January 1, 2002 (1)           $         -    $    17,994      $    30,743       $    48,737

          Investment in JBA (see Note 8)                      780              -                -               780
                                                    -------------- ---------------- ----------------- ---------------

          Total                                               780         17,994           30,743            49,517

          Impairment losses                                  (780)       (17,994)               -           (18,774)
                                                    -------------- ---------------- ----------------- ---------------

          Balance as of December 31, 2002             $         -   $          -     $     30,743      $     30,743
                                                    ============== ================ ================= ===============

(1)  See Note 21 for a description of the Company's segments.

                                               TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

NOTE 3:-  GOODWILL (CONT.)

          The following transitional information is presented to reflect net income (loss) and earnings (loss) per share for all prior periods adjusted to exclude amortization of goodwill:

                                                                                      YEAR ENDED DECEMBER 31,
                                                                         --------------------------------------------------
                                                                              2000              2001              2002
                                                                         --------------    --------------    --------------
              Reported net income (loss) from ordinary activities         $     (4,530)     $    (10,006)     $      1,276
              Add - goodwill amortization                                        1,282             1,282                 -
                                                                         --------------    --------------    --------------

              Adjusted net income (loss) from ordinary activities               (3,248)           (8,724)            1,276

              Cumulative effect of change in accounting principle                    -                 -           (18,774)
                                                                         --------------    --------------    --------------

              Adjusted net loss                                           $     (3,248)     $     (8,724)     $    (17,498)
                                                                         ==============    ==============    ==============

              Basic and dilutive income (loss) per share:

              Reported net income (loss) per share from ordinary
                activities:                                               $      (0.36)     $      (0.81)     $       0.10
              Add-Goodwill amortization                                           0.10              0.10                 -
                                                                         --------------    --------------    --------------

              Adjusted net income (loss) per share from ordinary
                activities                                                       (0.26)            (0.71)             0.10

              Net loss per share from cumulative effect of change
                in accounting principle                                              -                 -             (1.51)
                                                                         --------------    --------------    --------------

              Adjusted net loss per share                                 $     (0.26)      $     (0.71)      $      (1.41)
                                                                         ==============    ==============    ==============


NOTE 4:-  TRADE RECEIVABLES, NET
                                                                                                     DECEMBER 31
                                                                                        -------------------------------------
                                                                                              2001                2002
                                                                                        -----------------   -----------------

               Foreign -
                 Major customers                                                         $        11,786     $        12,526
                 Other customers                                                                  11,007               8,306
                                                                                        -----------------   -----------------

                                                                                                  22,793              20,832
                                                                                        -----------------   -----------------
               Domestic (Israel) -
                 Related party (Macpell)                                                             473                 395
                 Others                                                                              174                 194
                                                                                        -----------------   -----------------

                                                                                                     647                 589
                                                                                        -----------------   -----------------

               Total (*)                                                                 $        23,440     $        21,421
                                                                                        =================   =================

               (*) Net of allowance for doubtful accounts                                $           750     $           474
                                                                                        =================   =================

                                               TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 5:-  OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

                                                                                  DECEMBER 31
                                                                     -------------------------------------
                                                                           2001                2002
                                                                     -----------------   -----------------
           Government authorities:
             VAT, customs and other levies recoverable                 $        808        $        987
             Investment grant receivable                                      2,005               2,021
             Income tax advances, net of accruals                               651                 276
           Deferred income taxes (See note 20)                                7,955                 314
           Advances to suppliers                                                122                 188
           Prepaid expenses                                                     544                 776
           Other                                                                653                 897
                                                                     -----------------   -----------------

                                                                       $     12,738        $      5,459
                                                                     =================   =================

NOTE 6:-  INVENTORIES

          Raw materials, accessories and packaging materials           $     10,221        $      9,042
          Work - in - progress                                                7,441               8,644
          Finished products                                                   7,460               8,520
                                                                     -----------------   -----------------

                                                                       $     25,122        $     26,206
                                                                     =================   =================

          The Company wrote-off the products that were discontinued in accordance with the restructuring plan (see Note 1c), in the amount of approximately $ 1.5 million and marked down inventory that is expected to be sold at a price lower than the carrying value.


                                                                                                  TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 7:-  PROPERTY, PLANT AND EQUIPMENT, NET

                                                         MACHINERY      INSTALLATIONS                   FURNITURE
                                                            AND              AND                           AND
                                                         EQUIPMENT        LEASEHOLD         MOTOR         OFFICE
                                           BUILDINGS        (3)         IMPROVEMENTS       VEHICLES      EQUIPMENT        TOTAL
                                          ----------   -------------   ---------------    ----------   ------------    -----------
          Cost (2):
          Balance as of January 1, 2002    $  7,720     $   116,420      $     19,907      $  1,178      $   7,635      $ 152,860
          Acquisitions                            4           2,556               234             3            606          3,403
          Disposals                               -             258                 -           413             11            682
          Investment grants                       -           1,545               115             -             14          1,674
          Write-off                               -           3,275                 -             -              -          3,275
                                          ----------   -------------   ---------------    ----------   ------------    -----------

          Balance as of December 31, 2002     7,724         113,898            20,026           768          8,216        150,632
                                          ----------   -------------   ---------------    ----------   ------------    -----------

          Accumulated Depreciation:
          Balance as of January 1, 2002         403          32,446             5,952           664          3,952         43,417
          Provision                             182           7,241               744           173          1,372          9,712
          Disposals                               -               -                 -           338              5            343
          Write-off                               -             653                 -             -              -            653
                                          ----------   -------------   ---------------    ----------   ------------    -----------

          Balance as of December 31, 2002       585          39,034             6,696           499          5,319         52,133
                                          ----------   -------------   ---------------    ----------   ------------    -----------

          Depreciated cost as of
            December 31, 2002              $  7,139     $    74,864      $     13,330      $    269      $   2,897      $  98,499
                                          ==========   =============   ===============    ==========   ============    ===========

          Depreciated cost as of
            December 31, 2001              $  7,317     $    83,974      $     13,955      $    514      $   3,683      $ 109,443
                                          ==========   =============   ===============    ==========   ============    ===========

(1) Depreciation expense for the years ended December 31, 2000, 2001 and 2002 is $ 12,111 thousands, $ 9,592 thousands and $ 9,712 thousand, respectively.

(2) Cost is presented net of investment grants amounting to $ 30,338 and $32,013, as of December 31, 2001 and 2002, respectively.

(3) Included in machinery and equipment are assets under capital lease with a cost of $ 13,386 and $ 8,464 as of December 31, 2001 and 2002,
     respectively. The capital lease is included in accordance with No.13. Statement of Financial Accounting Standards No. 13, "According for Leases" ("SFAS No. 13").

                                               TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 7:-  PROPERTY, PLANT AND EQUIPMENT, NET


(4) On January 1, 2001, the Company changed the estimated useful lives of their fixed assets based on the opinion of an independent appraiser. The significant changes are as follows:

                                              ESTIMATED USEFUL LIVES IN YEARS
                                             ---------------------------------
                                               PREVIOUS               NEW
                                             --------------    ---------------

     Machinery and equipment                      10                  15
     Installation and leasehold improvements      10                  20

     As a result of this change, for the year ended December 31, 2001, cost of sales decreased by $ 5,646, net loss decreased by $ 4,235 and loss per share decreased by approximately 0.34.

(5)  Colleterals - see Note 14.

                                               TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 8:-  INVESTMENT IN AFFILIATED COMPANIES

In June 2001, the Company signed an agreement according to which it acquired, through a wholly-owned subsidiary, 49.9% of JBA Production S.A. ("JBA"), a company operating in Madagascar and engaged in the manufacturing of bras, in consideration for approximately $ 1.3 thousand.

     a.   Investment in JBA (see Note 3):

                                                                       DECEMBER 31
                                                          -------------------------------------
                                                                2001                2002
                                                          -----------------   -----------------
           Equity, net (1)                                 $           317     $           194
           Goodwill                                                    780                   -
           Long-term loans (2)                                           -                 279
                                                          -----------------   -----------------

           Total investments in JBA                        $         1,097     $           473
                                                          =================   =================

          (1)  Net equity as follows:

               Net equity as of purchase date              $           507     $           507
               Foreign currency translation adjustments                 50                   -
               Accumulated net losses                                 (240)               (313)
                                                          -----------------   -----------------

                                                           $           317     $           194
                                                          =================   =================

          (2) In 1999, the Company granted to JBA a loan in the amount of $ 279 linked to the U.S. dollar and bearing no interest. A maturity date has not yet been determined.

     b.   Investment in Tefrani SA:

In the framework of JBA acquisition, the Company invested approximately $ 200 for a 50.1% ownership of a new marketing company, Tefrani SA, which is designated to be engaged in the marketing most of JBA's products. The investment in Tefrani is accounted for by the equity method since its operations are immaterial.

                                                       DECEMBER 31
                                          -------------------------------------
                                                2001                2002
                                          -----------------   -----------------

          Net equity as of purchase date   $           200     $           200
          Accumulated net losses                         -                (319)
                                          -----------------   -----------------

          Equity, net                      $           200     $          (119)
                                          =================   =================

                                               TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 9:-  SHORT-TERM BANK CREDIT

                                                        INTEREST RATE %
                                                 ------------------------------
                                                          DECEMBER 31,                     DECEMBER 31,
                                                 ------------------------------   ------------------------------
                                                     2001             2002            2001             2002
                                                 -------------                    -------------    -------------
          Short-term loans in U.S. dollar  (1)    2.94 - 3.5       2.75 - 3.5      $    18,600      $    12,018

          Loans and overdrafts in Israeli
           currency                                    -              10.4                  75            2,749
                                                                                  -------------    -------------

                                                                                   $    18,675      $    14,767
                                                                                  =============    =============

          (1) Unused short-term credit facilities as of December 31, 2002, amounted to approximately $ 12,000.
          (2)  Collateral - see Note 14.

NOTE 10:- TRADE PAYABLES

                                                                     DECEMBER 31
                                                        -------------------------------------
                                                              2001                2002
                                                        -----------------   -----------------
           Foreign                                       $       9,579       $      11,727
           Domestic (Israel)                                    10,749              13,044
                                                        -----------------   -----------------

                                                         $      20,328       $      24,771
                                                        =================   =================


NOTE 11:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

           Employees and payroll accruals                $       5,441       $       5,286
           Accrued expenses                                      3,415               2,254
           Severance costs related to restructuring                  -               1,172
                                                        -----------------   -----------------

                                                         $       8,856       $       8,712
                                                        =================   =================

                                               TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 12:- LONG-TERM LOANS

     a.   Composition

                                            ANNUAL INTEREST RATE
                                      --------------------------------
                                                DECEMBER 31                         DECEMBER 31
                                      --------------------------------    --------------------------------
                                           2001              2002              2001              2002
                                      --------------    --------------    --------------    --------------
          Loans in U.S. dollars:
           Banks                        3.25-3.55         2.75 - 6.4       $    102,194      $     78,874
           Capital lease obligation      8.1-8.9             7-9                  8,022             3,210
           Other                           8.96              7-9                  2,718             2,039
                                                                          --------------    --------------

                                                                                112,934            84,123
                                                                          --------------    --------------
          Less current maturities:
           Banks                                                                 22,119            15,610
           Capital lease obligation                                               2,678             1,455
           Other                                                                    680               680
                                                                          --------------    --------------

                                                                                 25,477            17,745
                                                                          --------------    --------------

                                                                           $     87,457      $     66,378
                                                                          ==============    ==============

     b.   The loans mature as follows:

                                                               DECEMBER 31,
                                                             ----------------
                                                                    $
                                                             ----------------

                      2003 (current maturity)                      17,745
                      2004                                         14,992
                      2005                                         11,095
                      2006                                         16,926
                      2007 and thereafter                          23,365
                                                             ----------------

                                                                   84,123
                                                             ================

     c. The bank loan agreements contain various covenants, which require among others, that the Company maintain certain financial ratios related to shareholders' equity and operating results. In addition, the terms limit capital expenditure. As of December 31, 2002, the Company was in compliance with these ratios.

     d.   Collateral - see Note 14.

                                               TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 13:- SEVERANCE PAY FUNDS

Under Israeli law, the Company and its subsidiaries in Israel are required to make severance payments to terminated employees. The calculation is based on the employee's latest salary and the period of employment. For certain employees, including officers, the obligation for severance pay is covered by payment of premiums to insurance companies under approved plans and by regular payments to pension funds. For commitments, which, are not covered by such payments, an amount of $ 2,123 (2001 - $ 2,126) has been accrued.


NOTE 14:-     LIENS, CONTINGENCIES AND COMMITMENTS

     a. All bank debt is collateralized by a floating charge (a continuing charge on the Company's present and future assets but permitting the Company to dispose of such assets in the ordinary course of business) on all of the assets of the Company and its subsidiaries.

     b. In accordance with the provisions of the Law for the Encouragement of Capital Investments, (1959), the Company and its subsidiaries in Israel received grants from the State of Israel in respect of investments in their plants (see Note 20). The conditions in the letters of approval extending the grants from the State of Israel primarily include the requirements that the investments be made according to the approved plan and that at least 30% of the investments be financed by paid-up share capital. Non-fulfillment of these conditions would require the refund of the grants linked to the Consumer Price Index from date of receipt plus interest. To guarantee fulfillment of the conditions for receipt of the grants, the Company and its subsidiaries have registered floating charges on all of their assets for the benefit of the State of Israel. In the opinion of management, as of December 31, 2002, the Company and its subsidiaries are meeting the required conditions.

     c. The facilities of the Company and most of its Israeli subsidiaries are located in buildings leased for various periods (excluding renewal options) ending between 2003 and 2012.

          The significant leases are with a related party, a company controlled by the principal shareholders, ending between 2008 and 2024 (including renewal options) at an annual rental of $ 2,475. Half of the rental payments are linked to the Israeli CPI and half are linked to the U.S. cost of living index.

          The remaining lease payments are in, or linked to, the U.S. dollar.

                                               TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

NOTE 14:- LIENS, CONTINGENCIES AND COMMITMENTS (CONT.)

The aggregate minimum rental, commitments under non-cancelable leases, based on the above agreements as of December 31, 2002, are as follows:

                    2003                                  3,106
                    2004                                  2,608
                    2005                                  2,560
                    2006                                  2,560
                    2007                                  2,560
                    2008 and thereafter                   9,517

Rental expense for the years 2000, 2001 and 2002 amounted to $ 3,080, $ 3,165 and $ 3,348, respectively.

     d.   Advance to supplier of fix assets

The Company has committed to purchase machinery in the amount of approximately $4,660. At December 31, 2001, an amount of $ 1,329 has been paid as a 30% advance on this commitment. The advance is linked to the Euro (2002 0.95, 2001 1.13). According to management, it is not possible to project when the advance will be fully realized.


NOTE 15:- SHAREHOLDERS' EQUITY

     a.   Composition:

                                                                DECEMBER 31
                                                               2001 AND 2002
                                                            --------------------
                                                              NUMBER OF SHARES
                                                            --------------------
              Ordinary shares of NIS 1 par value:
                Authorized                                       50,000,000
                Issued and paid-up                               13,409,566
                Treasury stock *)                                   997,400
                Outstanding                                      12,412,166

The Company's shares are traded on the New York Stock Exchange.

*) Relates to the Company's stock held by a wholly-owned subsidiary.

     b.   Stock options:

In September 1997, the Company's Board of Directors adopted a Share Option Plan in which 1,166,049 Ordinary shares are reserved for issuance to directors, officers and employees of the Company. At general meetings of shareholders in August 1999 and July 2001, it was resolved to increase the number of shares reserved for issuance under the Share Option Plan by 600,000 and 500,000 Ordinary Shares, respectively. The options vest over a period of three years and expire on the tenth anniversary from the grant date or at termination of employment.

                                               TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

NOTE 15:- SHAREHOLDERS' EQUITY (CONT.)

Most options have been issued in accordance with Section 102 of the Income Tax Ordinance in Israel. This provided certain tax benefits to employee participants and restricted the disposal of the shares under the plan for a period of two years from the grant date.

A summary of the Company's share option activity under the plan is as follows:

                                                                                 WEIGHTED          WEIGHTED
                                                                                  AVERAGE        AVERAGE FAIR
                                                               NUMBER OF         EXERCISE          VALUE ON
                                                                SHARES             PRICE          GRANT DATE
                                                            ---------------   ---------------   ---------------
          Outstanding January 1, 2000                              988,537
          Granted                                                  346,332      $       9.83       $    5.46
          Forfeited                                               (253,336)     $      14.04       $    3.42
                                                            ---------------

          Outstanding December 31, 2000 (513,201
            exercisable)                                         1,081,533
          Granted                                                  619,500      $       3.53       $    1.61
          Forfeited                                               (562,559)     $      13.23       $    3.12
                                                            ---------------

          Outstanding December 31, 2001 (397,086
          exercisable)                                           1,138,474
          Granted                                                  838,553      $       3.52       $    1.70
          Forfeited                                               (221,153)     $      10.31       $     4.5
                                                            ---------------

          Outstanding December 31, 2002 (641,804
          exercisable)                                           1,755,874
                                                            ===============

                                               TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 15:- SHAREHOLDERS' EQUITY (CONT.)

The following table summarizes information about options outstanding and exercisable at December 31, 2002:

                                                                                     OPTIONS
                                                                                   EXERCISABLE
                                                                               --------------------
                                       OPTION             WEIGHTED AVERAGE           OPTIONS
                                 OUTSTANDING AS OF           REMAINING          OUTSTANDING AS OF
                                    DECEMBER 31,            CONTRACTUAL            DECEMBER 31,
      EXERCISE PRICES $                2002                LIFE (YEARS)               2002
   -------------------------    --------------------    --------------------   --------------------
            12.00                        14,361                  4.73                   14,361
            15.00                        59,000                  7.46                   39,333
            11.90                        29,888                  7.13                   14,944
             9.50                       100,000                  6.37                  100,000
             8.13                       168,500                  6.32                  168,500
             3.89                        40,000                  9.59                        -
             3.59                        15,000                  9.60                        -
             3.56                       300,000                  8.01                  200,000
             3.50                       214,000                  8.78                   71,333
             3.50                        50,000                  8.92                   33,333
             3.50                       765,125                  9.30                        -
                                --------------------                           --------------------

                                      1,755,874                                        641,804
                                ====================                           ====================

Under SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No.123"), pro forma information regarding net loss and loss per share is required for grants issued after December 1994, and has been determined as if the Company had accounted for its employee share options under the fair value method of SFAS No.
123. The fair value for these options were estimated at the grant date using a Black-Scholes option pricing model with the following weighted-average assumptions for 2000, 2001 and 2002: risk-free interest rates of 6.5%, 1.75% and 2 % respectively, dividend yields of 0% for each year, volatility factors of the expected market price of the Company's Ordinary shares of 89%, 123% and 94.5%, respectively, and a weighted-average expected life of the options of approximately 2 years (for all years presented).

                                               TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 15:-     SHAREHOLDERS' EQUITY (CONT.)

Had compensation cost been determined under the alternative fair value accounting method provided for under SFAS No. 123, the Company's loss and loss per share would have been reduced to the following pro forma amounts:

                                                                            YEAR ENDED DECEMBER 31,
                                                               --------------------------------------------------
                                                                    2000              2001              2002
                                                               --------------    --------------    --------------
          Net loss                           As reported         $    (4,530)      $   (10,006)      $   (17,498)
                                                               ==============    ==============    ==============

                                             Pro forma
                                             net loss            $    (5,458)      $   (11,266)      $   (18,333)
                                                               ==============    ==============    ==============
          Basic and diluted earnings
            (loss) per share

            From ordinary activities         As reported         $      (0.36)     $      (0.81)     $       0.10
                                             Pro forma           $      (0.44)     $      (0.91)     $       0.07

            Net loss per share               As reported         $      (0.36)     $      (0.81)     $      (1.41)
                                             Pro forma           $      (0.44)     $      (0.91)     $      (1.47)

NOTE 16:- SALES

Sales to major customers:
                                                                     2000             2001              2002
                                                                --------------   ---------------   ---------------
                                                                                        %
                                                                --------------------------------------------------

               The Limited, Inc. (a)                                 45.1             43.7              49.8
                                                                ==============   ===============   ===============

     (a) Includes sales to Mast Industries Ltd. on behalf of Victoria's Secret, Victoria's Secret catalog, Cacique and Abercrombie & Fitch who are part of the Limited, Inc. Group.


                                                                        TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 17:- COST OF SALES

                                                                    YEAR ENDED DECEMBER 31,
                                                      ---------------------------------------------------
                                                           2000             2001               2002
                                                      --------------   ---------------   ----------------
          Materials                                    $     94,487     $      69,911     $      70,274
          Salaries and related expenses                      56,840            49,691            42,327
          Subcontracting                                     12,201            12,811            13,750
          Other production costs                             23,467            21,340            18,855
          Depreciation                                       12,971             9,224             9,060
                                                      --------------   ---------------   ----------------

          Total manufacturing costs                         199,966           162,977           154,266

          Decrease (increase) in inventories                   (484)            6,196            (2,881)
                                                      --------------   ---------------   ----------------

                                                       $    199,482     $     169,173     $     151,385
                                                      ==============   ===============   ================

NOTE 18:- FINANCIAL EXPENSES, NET

                                                                    YEAR ENDED DECEMBER 31,
                                                      ---------------------------------------------------
                                                           2000             2001               2002
                                                      --------------   ---------------   ----------------
          Expenses:
            Interest on long-term loans                $      9,462     $       8,306     $       3,942
            Interest on short-term loans                      1,492               855               727
            Exchange rate differences, net                     (370)              (28)              480
            Bank expenses and other, net                        316               354               335
                                                      --------------   ---------------   ----------------

                                                             10,900             9,487             5,484

          Income - Interest income on bank deposits            (608)              (91)              (27)
                                                      --------------   ---------------   ----------------

                                                       $     10,292     $       9,396     $       5,457
                                                      ==============   ===============   ================

NOTE 19:- OTHER EXPENSES, NET

                                                                    YEAR ENDED DECEMBER 31,
                                                      ---------------------------------------------------
                                                            2000              2001              2002
                                                      --------------    --------------    ---------------

          Issuance of shares to minority shareholders  $           -      $          -      $       2,082
          Other                                                    -               843                211
                                                      ---------------    --------------    ---------------

                                                       $           -      $        843      $       2,293
                                                      ===============    ==============    ===============

                                               TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 20:- TAXES ON INCOME

     a.   Composition:

                                                                    YEAR ENDED DECEMBER 31,
                                                      ----------------------------------------------------
                                                           2000              2001               2002
                                                      ---------------   ---------------   ----------------

          Deferred taxes (domestic)                    $      (2,216)    $        (837)    $       4,571
          Taxes in respect of prior years (foreign)                -                 -               408
                                                      ---------------   ---------------   ----------------

                                                       $      (2,216)    $        (837)    $       4,979
                                                      ===============   ===============   ================

     b    Tax laws applicable:

The Company and most of its significance subsidiaries in Israel are subject to Income Tax Regulations (Rules Relating to the Maintenance of Books of Account by Foreign Investment Companies and Certain Partnerships and the Determination of their Taxable Income) 1986, and accordingly, maintains books for tax purposes in U.S. dollars. The Company and its subsidiaries in Israel are "industrial companies" in conformity with the Law for the Encouragement of Industry (Taxes) 1969. The principal benefits to which the companies are entitled under this Law are accelerated rates of depreciation, consolidated tax returns and a deduction for tax purposes, over a three year period, of costs incurred in registering shares for trading.

     c. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

Seven expansion programs of the Company have been granted an "Approved Enterprise" status, under the Law. For these expansion programs, the Company has elected alternative benefits, waiving grants in return for tax exemptions. Pursuant thereto, the income of the Company derived from the following "Approved Enterprise" expansion programs is tax-exempt for the periods stated below and will be eligible for reduced tax rates thereafter (such reduced tax rates are dependent on the level of non-Israeli investments in the Company), as described below.

     1. Income derived from the first to the fifth programs, which commenced in 1997 and are to be expired in 2003 to 2006, were tax-exempt for the two-year period ended December 31, 1999, and were subject to a reduced tax rate of 25% for the following years.

     2. Income derived from the sixth program, which commenced in 1998 and is to be expired in 2007, was tax-exempt for the two-year period ended December 31, 2000 and were subject to reduced tax rate of 25% for the following years.

     3.   The seventh program is not yet commenced.

                                               TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 20:- TAXES ON INCOME (CONT.)

The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in "approved enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2002, management believes that the Company is meeting all of the aforementioned conditions.

The period of tax benefits, detailed above, is subject to limits of the earlier of 12 years from the commencement of production, or 14 years from receiving the approval.

Since the Company is operating under more than one approval and since part of its taxable income is not entitled to tax benefits under the abovementioned law and is taxed at the regular tax rate of 36%, its effective tax rate is the result of a weighted combination of the various applicable rate and tax exemptions, and the computation is made for income derived from each program on the basis of formulas specified in the law and in the approvals.

Income from sources other than the "Approved Enterprise" during the benefit period will be subject to tax at the regular corporate tax rate of 36%.

By virtue of this law, the Company is entitled to claim accelerated depreciation on equipment used by the "Approved Enterprise" during five tax years.

Shareholders are subject to tax at a rate of 15% on dividends distributed out of income of approved enterprises and 25% on dividends distributed from other sources of income, unless tax treaties state otherwise.

                                               TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 20:- TAXES ON INCOME (CONT.)

     d.   Effective tax:

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the Statement of Operations, is as follows:

                                                                              YEAR ENDED DECEMBER 31,
                                                                   ----------------------------------------------
                                                                       2000             2001            2002
                                                                   -------------    -------------   -------------
          Income (loss) before taxes, as reported in the
            consolidated statements of income                       $    (6,746)     $   (10,603)    $     7,469
                                                                   =============    =============   =============

          Statutory tax rate                                                 36%              36%             36%
                                                                   =============    =============   =============

          Theoretical tax expense (benefit) on the above
            amount at the Israeli statutory tax rate                $    (2,428)     $    (3,817)    $     2,689
          Decrease in taxes resulting from "Approved
            Enterprise" benefits                                           (133)             504          (1,303)
          Deferred taxes on losses for which valuation
            allowance was provided                                            -            2,715           2,633
          Exempt income                                                     (24)             (15)              -
          Non-deductible expenses                                             -                -              45
          Taxes in respect of prior years                                     -                -             408
          Other                                                             369             (224)            507
                                                                   -------------    -------------   -------------

          Actual tax expenses (benefit)                             $    (2,216)     $      (837)    $     4,979
                                                                   =============    =============   =============

                                               TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 20:- TAXES ON INCOME (CONT.)

     e.   Deferred taxes:

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                                         DECEMBER 31
                                                                            -------------------------------------
                                                                                  2001                2002
                                                                            -----------------   -----------------
          Asset (liability) in respect of:
          Depreciation                                                       $     (15,240)      $     (17,731)
          Temporary differences in recognition of income and expenses                3,638               5,601
          Net operating loss carryforwards                                     *)   18,527              17,177
                                                                            -----------------   -----------------

          Net deferred tax assets before valuation allowance                         6,925               5,047
          Valuation allowance (1)                                              *)   (6,196)             (8,889)
                                                                            -----------------   -----------------

          Net deferred tax                                                   $         729       $      (3,842)
                                                                            =================   =================

          Presented in balance sheet:
           Long-term liability                                               $      (7,226)      $      (8,117)
           Long-term assets                                                              -               3,961
           Other receivables                                                         7,955                 314
                                                                            -----------------   -----------------

           Net deferred tax                                                  $         729       $      (3,842)
                                                                            =================   =================

           Domestic                                                          $      (3,232)      $      (7,803)
           Foreign                                                                   3,961               3,961
                                                                            -----------------   -----------------

           Net deferred tax                                                  $         729       $      (3,842)
                                                                            =================   =================

*)   Reclassified.

(1) The net change in the total valuation allowance for the years ended December 31, 2001 and 2002 is $ 6,196 and $ 2,693, respectively (2000 -
     $0).

(2) The deferred taxes are computed based on enacted tax rates estimated to apply at time of reversal (average rate of 27% for Israeli companies and 37% for a subsidiary located in the U.S.).

     f.   Final tax assessments:

The Company and New-Net have received final tax assessments through December 31, 1996 and 1999, respectively. Other subsidiaries have not received a tax assessment since inception.

                                               TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 21:- SEGMENT REPORTING

     a.   GENERAL INFORMATION

FABS Statement No. 131 "Disclosures about Segment of an Enterprise and Related Information" requires companies to provide certain information about their operating segments.

The Company has three products: Knitted apparel ("Cut and sew") Seamless apparel ("Hi-tex") and health care products. Unlike the Cut and sew process the Hi-tex process includes the utilization of a single machine, that transforms yarn directly into a nearly complete garment. Hi-tex production is located in two different areas Israel and North Carolina, U.S.

The company has three reportable segments:

- Intimate apparel and activewear manufactured using the Hi Tex process (Hi-tex)
- Intimate apparel and activewear manufactured using cut and sew process located in Israel (Cut and Sew).
- Health production, located in Tennessee U.S. (Healthcare).

The accounting policies of the reportable segments are the same as those described in note 2 "Summary of significant accounting policies". Selling, general and administrative expenses are allocated according to the management's assessment.

Management evaluates performance based upon operating income (loss) before interest and income taxes.

                                               TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 21:- SEGMENT REPORTING (CONT.)

     b.   Reportable segments:

                                                                            YEAR ENDED DECEMBER 31, 2002
                                                 ---------------------------------------------------------------------------------
                                                   CUT &
                                                   SEW -                          HEALTH
                                                   ISRAEL         HI-TEX         CARE USA         ADJUSTMENTS       CONSOLIDATED
                                                 -----------    -----------    -------------    ---------------    ---------------
          Sales to unaffiliated customers          $ 66,199       $ 86,524       $  37,582        $       -          $   190,305
          Inter-segmental sales                           -          1,308               -           (1,308)                   -
                                                 -----------    -----------    -------------    ---------------    ---------------

          Total sales                              $ 66,199       $ 87,832       $  37,582        $  (1,308)         $   190,305
                                                 ===========    ===========    =============    ===============    ===============

          Operating income (loss)                  $ 10,611       $ (2,760)      $   7,368        $       -          $    15,219
                                                 ===========    ===========    =============    ===============    ===============

          Financial expenses, net                                                                                          5,457
          Other expenses, net                                                                                              2,293
                                                                                                                   ---------------

          Income before tax on income                                                                                      7,469
                                                                                                                   ===============

          Depreciation and amortization            $  2,989       $  6,321       $     412        $       -          $     9,722
                                                 ===========    ===========    =============    ===============    ===============

          Identifiable and total assets at
            December 31, 2002                      $ 34,975       $ 97,299       $  44,904        $       -          $   177,178
                                                 ===========    ===========    =============    ===============

          Corporate assets                                                                                                19,233
                                                                                                                   ---------------

          Total assets                                                                                               $   196,411
                                                                                                                   ===============


                                                                                                  TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 21:- SEGMENT REPORTING (CONT.)

                                                                            YEAR ENDED DECEMBER 31, 2001
                                                  --------------------------------------------------------------------------------
                                                   CUT & SEW                        HEALTH
                                                    - ISRAEL        HI-TEX        CARE - USA      ADJUSTMENTS       CONSOLIDATED
                                                  ------------    -----------    -------------    -------------    ---------------
          Sales to unaffiliated                     $  54,785       $ 95,740       $  38,424        $       -        $   188,949
          Inter-segmental sales                             -          1,634               -           (1,634)                 -
                                                  ------------    -----------    -------------    -------------    ---------------

          Total sales                               $  54,785       $ 97,374       $  38,424        $  (1,634)       $   188,949
                                                  ============    ===========    =============    =============    ===============

          Operating income (loss)                   $   2,385       $ (9,570)      $   6,872        $     (51)       $      (364)
                                                  ============    ===========    =============    =============    ===============

          Financial expenses, net                                                                                    $     9,396
          Other expenses, net                                                                                        $       843
                                                                                                                   ---------------

          Loss before tax benefit                                                                                    $   (10,603)
                                                                                                                   ===============

          Depreciation and amortization             $   2,970       $  7,026       $     948                -        $    10,944
                                                  ============    ===========    =============    =============    ===============

          Identifiable and total assets at
            December 31, 2002                       $  39,393       $131,049       $  37,818        $    (221)       $   208,039
                                                  ============    ===========    =============    =============

          Corporate assets                                                                                           $    19,694
                                                                                                                   ---------------

          Total assets                                                                                               $   227,733
                                                                                                                   ===============


                                                                                            TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
----------------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 21:- SEGMENT REPORTING (CONT.)

                                                                       YEAR ENDED DECEMBER 31, 2000
                                               -----------------------------------------------------------------------------
                                                  CUT &                        HEALTH
                                                  SEW -                        CARE -
                                                  ISRAEL         HI-TEX        USA            ADJUSTMENTS      CONSOLIDATED
                                               ------------    -----------    -----------    --------------    -------------
          Sales to unaffiliated                 $   78,957      $ 107,612      $  37,033      $        -        $   223,602
          Inter-segmental sales                          -            563              -            (563)                 -
                                               ------------    -----------    -----------    --------------    -------------

          Total sales                           $   78,957      $ 108,175      $  37,033      $     (563)       $   223,602
                                               ============    ===========    ===========    ==============    =============

          Operating income (loss)               $    1,730      $  (3,977)     $   5,793      $        -        $     3,546
                                               ============    ===========    ===========    ==============    =============

          Financial expenses, net                                                                               $    10,292
          Other expenses, net                                                                                             -
                                                                                                               -------------

          Loss before tax benefit                                                                                $   (6,746)
                                                                                                               =============

          Depreciation and amortization         $    4,448      $   9,044      $     970               -         $    14,462
                                               ============    ===========    ===========    ==============    =============

          Identifiable and total assets at
          December 31, 2002                     $   40,816      $ 154,447      $  40,076      $      (86)       $   235,253
                                               ============    ===========    ===========    ==============

          Corporate assets                                                                                      $    23,022
                                                                                                               -------------

          Total assets                                                                                          $   258,275
                                                                                                               =============

                                               TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 21:- SEGMENT REPORTING (CONT.)

     c.   The Company's sales by geographic area are as follows:

                                         YEAR ENDED DECEMBER 31,
                           ---------------------------------------------------
                                2000              2001              2002
                           --------------    --------------    ---------------

          North America     $    197,303      $    177,539      $     186,348
          Europe                  19,950             6,326              1,809
          Israel                   3,782             2,000              1,709
          Other                    2,567             3,084                439
                           --------------    --------------    ---------------

                            $    223,602      $    188,949      $     190,305
                           ==============    ==============    ===============

     d.   The company's long-live assets by geographic area are as follows:

                                                       DECEMBER 31,
                                             ---------------------------------
                                                  2001              2002
                                             --------------    ---------------

          Israel                              $     82,879      $      77,083
          Foreign countries                         76,630             54,752
                                             --------------    ---------------

                                              $    159,509      $     131,835
                                             --------------    ---------------

NOTE 22:- RELATED PARTIES

     a.   Transactions with related parties:

                                                                     YEAR ENDED DECEMBER 31,
                                                         -----------------------------------------------
                                                             2000            2001              2002
                                                         -------------   -------------    --------------

          Sales to related parties                        $     1,089     $       694      $     1,019
          Cost of sales (1)                               $    (2,189)    $    (2,517)     $    (2,475)
          Selling, general and administrative expenses    $      (667)    $      (550)     $      (362)

(1)  Including primarily rental payments.

     b The Company acquired machinery and raw materials from foreign manufacturers which are represented by an entity in Israel which was a related party until 2000. The acquisitions of machinery and raw materials from these manufacturers amounted to approximately $ 10,841 and $ 1,839 for the year ended December 31, 2000, respectively.


                           - - - - - - - - - - - - - -

                                   SIGNATURES
                                   ----------

                  The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                            TEFRON LTD.

                                            By:      /s/  Yosef Shiran
                                                -------------------------------
                                            Name:    Yosef Shiran
                                            Title:    Chief Executive Officer


                                            By:      /s/  Gil Rozen
                                                -------------------------------
                                            Name:    Gil Rozen
                                            Title:    Chief Financial Officer


April 2, 2003

                                 CERTIFICATIONS

I, Yosef Shiran, certify that:

1. I have reviewed this annual report on Form 20-F of Tefron Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 2, 2003

/s/   Yosef Shiran
--------------------------
      Yosef Shiran
 Chief Executive Officer

I, Gil Rozen, certify that:

1. I have reviewed this annual report on Form 20-F of Tefron Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 2, 2003

/s/   Gil Rozen
--------------------------
      Gil Rozen
Chief Financial Officer

                                 EXHIBIT INDEX
                                 -------------
1.1. Memorandum of Association of the Company (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form F-1 (No. 333-7538) filed on August 29,
                  1997).

1.2.              Restated Articles of Association of the Company.

2.1. Form of Credit Agreement, dated as of December 13, 1999, among AWS Acquisition Corp., Israel Discount Bank of New York and Bank Hapoalim B.M., New York Branch as Administrative Agent (incorporated by reference to Exhibit 99(b)(2) to Amendment No. 2 to Schedule 14D-1 in respect of Alba-Waldensian, Inc. filed by the Company on December 13, 1999).

2.2. Letter, dated February 28, 2001, from Bank Hapoalim to the Company regarding Commitments dated December 19, 1999 (incorporated by reference to Exhibit 2.2 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2000).

2.3 Letter Agreement, dated as of March 3, 2001, between Israeli Discount Bank Ltd., Israeli Discount Bank of New York and the Company (incorporated by reference to Exhibit 2.3 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2000).

2.4 Letter, dated November 12, 2001, from the Company to Bank Hapoalim regarding Commitments dated December 14, 1999 (incorporated by reference to Exhibit 2.4 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

2.5 Letter, dated November 13, 2001, from the Company to the Israeli Discount Bank Ltd. regarding Commitments dated December 14, 1999 (incorporated by reference to Exhibit 2.5 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

2.6 Letter, dated July 30, 2002, from Bank Hapoalim to the Company regarding shareholders equity requirements under the Credit Agreement.

2.7               Letter, dated August 12, 2002, from Israel Discount Bank Ltd.
                  to the Company regarding shareholders equity requirements under the Credit Agreement.

2.8 Credit Agreement, dated September 6, 2002, among AlbaHealth LLC, as borrower, the other borrower signatory thereto, the lenders signatory, thereto from time to time, and General Electric Capital Corporation, as Agent and as a Lender.

2.9 Security Agreement, dated as of September 6, 2002, among the Grantor signatory thereto, from time to time, and General Electric Capital Corporation, as Agent for the benefit of itself and the lenders from time to time party to the Credit Agreement (referred to in Exhibit 2.8).

2.10 Borrower Stockholders Pledge Agreement, dated as of September 6, 2002, by and among the pledgors signatory thereto, from time to time, and General Electric Capital Corporation, as Agent for the benefit of itself and the lenders from time to time party to the Credit Agreement (referred to in Exhibit 2.8).

2.11 The total amount of long-term debt securities of the Company authorized under any instrument, other than as exhibited hereto, does not exceed 10% of the total assets of the Company on a consolidated basis. The Company hereby agrees to furnish to the SEC, upon request, a copy of any instrument defining the rights of holders of long-term debt of the Company or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.


3.1 Shareholders Agreement, dated as of September 17, 1997, between Macpell Industries Ltd., Discount Investment Company Ltd., PEC Israel Economic Corporation, Tabriz Anstalt Ltd. and Oranim (Securities) Ltd. (incorporated by reference to Exhibit A to the General Statement of Beneficial Ownership of the Company on Schedule 13D filed by Arwol Holdings Ltd., Arie Wolfson, Sigi Rabinowicz, Riza Holdings Ltd. and Macpell Industries Ltd. on February 17, 2000).

3.2. Shareholders Agreement, dated as of December 28, 1999, between Arwol Holdings Ltd. and Avi Ruimi (incorporated by reference to Exhibit D to the General Statement of Beneficial Ownership of the Company on Schedule 13D filed by Arwol Holdings Ltd., Arie Wolfson, Sigi Rabinowicz, Riza Holdings Ltd. and Macpell Industries Ltd. on February 17, 2000).

3.3. Purchase Agreement, dated as of December 30, 1999, by and among Arwol Holdings Ltd. and Riza Holdings Ltd. (incorporated by reference to Exhibit 99.E to the General Statement of Beneficial Ownership of the Company on Schedule 13D filed by Arwol Holdings Ltd., Arie Wolfson, Sigi Rabinowicz, Riza Holdings Ltd. and Macpell Industries Ltd. on February 17,
                  2000).

4.1. Agreement and Plan of Merger, dated as of November 8, 1999, by and among Tefron U.S. Holdings Corp., AWS Acquisition Corp. and Alba-Waldensian, Inc. (incorporated by reference to Exhibit (c)(1) to Schedule 14D-1 in respect of Alba-Waldensian, Inc. filed by the Company on November 12,
                  1999).

4.2. Employment Agreement, dated as of August 5, 2002, between the Company and Sigi Rabinowicz.

4.3. Consulting and Management Services Agreement, dated as of August 5, 2002, between the Company, New York Delights Ltd., and Arie Wolfson.

4.4 Employment Agreement, dated as of January 1, 2001, between the Company and Yosef Shiran (incorporated by reference to Exhibit
                  4.4 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2000).

4.5 Lease Agreement dated as of August 12, 1997, between the Company and New Net Assets (1994) Ltd. and an Assignment Agreement dated as of December 25, 1998 between the Company and Hi-Tex Founded by Tefron Ltd. The Company and/or its subsidiary, Hi-Tex Founded by Tefron Ltd., have entered in to similar lease agreements with New Net Assets (1994) Ltd. (incorporated by reference to Exhibit 4.5 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

4.6 Contribution Agreement, dated as of September 6, 2002, between AlbaHealth, LLC, Alba-Waldensian, Inc., Encompass Group, L.L.C. and General Electric Capital Corporation.

4.7 The Limited Liability Company Agreement of AlbaHealth LLC, dated as of September 6, 2002, by and among AlbaHealth, LLC, Alba-Waldensian, Inc., Encompass Group, L.L.C. and General Electric Capital Corporation.

4.8 Put Option Agreement, dated as of September 6, 2002, by and among AlbaHealth, LLC, Alba-Waldensian, Inc., Encompass Group, L.L.C. and General Electric Capital Corporation.

8.1               List of subsidiaries of the Company.

10.(a).1          Consent of Kost, Forer & Gabbay.

10.(a).2 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.