Form 20-F
period 2003-12-31
TEFRON LTD
filed 2004-04-01
CIK 1044863

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 1, 2004
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR
                    THE FISCAL YEAR ENDED DECEMBER 31, 2003

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

                                 NOT APPLICABLE
================================================================================

                                TABLE OF CONTENTS

                                                                           Page
PART I     .............................................................     2

  ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS......     2
  ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE....................     2
  ITEM 3.    KEY INFORMATION............................................     3
     A.      Selected Financial Data....................................     3
     B.      Capitalization and Indebtedness............................     4
     C.      Reasons for the Offer and Use of Proceeds..................     4
     D.      Risk Factors...............................................     4
  ITEM 4.    INFORMATION ON THE COMPANY.................................    14
     A.      History and Development of the Company.....................    14
     B.      Business Overview..........................................    16
     C.      Organizational Structure...................................    26
     D.      Property, Plants and Equipment.............................    27
  ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS...............    29
  ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.................    40
     A.      Directors and Senior Management............................    40
     B.      Compensation...............................................    43
     C.      Board Practices............................................    46
     D.      Employees..................................................    48
     E.      Share Ownership............................................    49
  ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..........    53
     A.      Major Shareholders.........................................    53
     B.      Related Party Transactions.................................    54
     C       Interests of Experts and Counsel...........................    57
  ITEM 8.    FINANCIAL INFORMATION......................................    57
  ITEM 9.    THE OFFER AND LISTING......................................    57
  ITEM 10.   ADDITIONAL INFORMATION.....................................    59
     A.      Share Capital..............................................    59
     B.      Memorandum and Articles of Association.....................    59
     C.      Material Contracts.........................................    61
     D.      Exchange Controls..........................................    71
     E.      Taxation...................................................    71
     F.      Dividends and Payment Agents...............................    73
     G.      Statements by Experts......................................    73
     H.      Documents on Display.......................................    73
     I.      Subsidiary Information.....................................    73
  ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.    74
  ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.....    74

PART II ................................................................    75

  ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES............    75

  ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
              HOLDERS AND USE OF PROCEEDS ..............................    75
  ITEM 15.   CONTROLS AND PROCEDURES....................................    75
  ITEM 16.   [RESERVED].................................................    75
  ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT...........................    75
  ITEM 16B.  CODE OF ETHICS.............................................    75
  ITEM 16C.  ACCOUNTANTS' FEES AND SERVICES.............................    75

PART III ...............................................................    77

  ITEM 17.   FINANCIAL STATEMENTS.......................................    77
  ITEM 18.   FINANCIAL STATEMENTS.......................................    77
  ITEM 19.   EXHIBITS...................................................    78

                                  INTRODUCTION

            As used in this Annual Report on Form 20-F, references to "we", "our", "us", "Tefron" or the "Company" are references to Tefron Ltd., a company organized under the laws of the State of Israel, and its wholly-owned subsidiaries, unless indicated otherwise.

            Our consolidated financial statements have been prepared in United States dollars and in accordance with accounting principles generally accepted in the United States, or US GAAP. See Note 2 of the Notes to our Consolidated Financial Statements. All references in this Annual Report to "US dollars," "dollars" or "$" are to United States dollars and all references in this Annual Report to "NIS" or "shekels" are to New Israeli Shekels. Unless otherwise indicated, and when no date is specified, NIS amounts have been translated into US dollars at NIS 4.379 to $1.00, the representative rate of exchange published by the Bank of Israel, the Israeli central bank, for December 31, 2003. The representative exchange rate between the NIS and the dollar as published by the Bank of Israel for March 30, 2004 was NIS 4.516 to $1.00.

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

                                     PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

       Not Applicable.

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

       Not Applicable.

ITEM 3.   KEY INFORMATION

3A.   SELECTED FINANCIAL DATA

            The following selected financial data as of December 31, 2002 and 2003 and for each of the three years ended December 31, 2001, 2002 and 2003 have been derived from, and should be read in conjunction with, our consolidated financial statements and notes thereto appearing elsewhere in this Annual Report. The selected financial data as of December 31, 1999, 2000 and 2001 and for each of the years ended December 31, 1999 and December 31, 2000 have been derived from our audited financial statements not included in this Annual Report. Operating results of Alba-Waldensian, Inc., referred to in this Annual Report as Alba, subsequent to the date of its acquisition on December 13, 1999 and through December 31, 1999 are not material to us and accordingly are not included in the consolidated financial statements for the year ended December 31, 1999. Operating results of Alba are included in our consolidated financial statements since January 1, 2000.

                                                                 YEAR ENDED DECEMBER 31,
                                                 1999       2000(1)        2001        2002         2003
                                               ---------   ---------    ---------    ---------    ---------
                                                          (In thousands, except per share data)
STATEMENT OF INCOME DATA:
Sales ......................................   $ 128,826   $ 223,602    $ 188,949    $ 190,305    $ 163,086
Cost of sales ..............................     112,408     199,482      169,173      151,385      138,090
Restructuring costs ........................          --          --           --        1,550           --
                                               ---------   ---------    ---------    ---------    ---------
Gross profit ...............................      16,418      24,120       19,776       37,370       24,996
Selling, general and administrative expenses       5,300      20,574       20,140       18,358       20,323
Restructuring costs ........................          --          --           --        3,793           --
                                               ---------   ---------    ---------    ---------    ---------
Operating income  (loss) ...................      11,118       3,546         (364)      15,219        4,673
Financing expenses (income),
      net ..................................         794      10,292        9,396        5,457        5,628
Other expenses, net ........................          --          --          843        2,293         (228)
                                               ---------   ---------    ---------    ---------    ---------
Income (loss) before taxes on income .......      10,324      (6,746)     (10,603)       7,469         (727)
Income tax expense (benefit) ...............       2,322      (2,216)        (837)       4,979          (92)
                                               ---------   ---------    ---------    ---------    ---------
 Income (loss) after income
      taxes ...............................        8,002      (4,530)      (9,766)       2,490         (635)
Equity in losses of affiliate
      company .............................           --          --         (240)        (392)        (183)
Minority interest in earnings of a
      subsidiary ...........................          --          --           --         (822)      (2,550)
Pre-acquisition loss of subsidiary since
      April 1, 2003 ........................          --          --           --           --          (85)
                                               ---------   ---------    ---------    ---------    ---------
Net income (loss) from ordinary activities .       8,002      (4,530)     (10,006)       1,276       (3,453)

Cumulative effect of change in accounting
      principle ............................          --          --           --      (18,774)          --
                                               ---------   ---------    ---------    ---------    ---------
Net income (loss) ..........................       8,002      (4,530)     (10,006)     (17,498)      (3,453)
Basic earnings (loss) per
      Ordinary Share .......................        0.64       (0.36)       (0.81)        0.10        (0.28)
                                               =========   =========    =========    =========    =========
Loss per share from cumulative effect of
      change in accounting principle .......          --          --           --        (1.51)          --
                                               =========   =========    =========    =========    =========
Earning (loss) per share basic and diluted .        0.64       (0.36)       (0.81)       (1.41)       (0.28)
                                               =========   =========    =========    =========    =========
Ordinary Shares ............................      12,433      12,412       12,412       12,412       12,412
                                               =========   =========    =========    =========    =========

                                                AT DECEMBER 31,
                            -----------------------------------------------------------
                               1999       2000(1)      2001         2002         2003
                            ---------   ---------   ---------    ---------    ---------
                                               (in thousands)
Cash and cash equivalents   $  15,759   $   4,419   $   5,078    $   6,742    $   6,877
Working capital (deficit)      30,542      14,404      (6,958)      (6,167)     (14,524)
Total assets ............     246,491     258,275     227,733      196,411      202,721
Total debt(2) ...........     115,587     143,918     131,609       98,890      100,254
Shareholders' equity ....      71,975      67,475      57,588       40,108       36,655

_______________________

(1) Consolidated with the financial statements of Alba-Waldensian Inc. since January 1, 2000.
(2) Total debt consists of total bank debt, other loans received and capital lease obligations.

3B    CAPITALIZATION AND INDEBTEDNESS

      Not applicable.

3C    REASONS FOR THE OFFER AND USE OF PROCEEDS

      Not applicable.

3D    RISK FACTORS

      WE DEPEND ON A SMALL NUMBER OF PRINCIPAL CUSTOMERS WHO HAVE IN THE PAST BOUGHT OUR PRODUCTS IN LARGE VOLUMES. WE CANNOT ASSURE THAT THESE CUSTOMERS OR ANY OTHER CUSTOMER WILL CONTINUE TO BUY OUR PRODUCTS IN THE SAME VOLUMES OR ON THE SAME TERMS.

            Our sales to Victoria's Secret accounted for approximately 43% of our total sales in 2001, 49.8% of our total sales in 2002 and 38.2% of our total sales in 2003. Our sales to Target, Warnaco/Calvin Klein, Banana Republic and The Gap, and Cardinal Healthcare accounted in the aggregate for approximately 28.6% of our total sales in 2001, 26.3% of our total sales in 2002 and 31.4 % of our total sales in 2003. See the table in "Item 4. Information on the Company - 4B. Business Overview - Customers." We do not have long-term purchase contracts with our customers, and our sales arrangements with our customers do not have minimum purchase requirements. We cannot assure that Victoria's Secret, Target, Warnaco/Calvin Klein, Banana Republic and The Gap, and Cardinal Healthcare or any other customer will continue to buy our products in the same volumes or on the same terms as they did in the past. Their failure to do so may have a material adverse effect on us. In addition, we cannot assure that we will be able to attract new customers. A material decrease in the quantity of sales made to our principal customers, a material adverse change in the terms of such sales or a material adverse change in the financial conditions of our principal customers could have a material adverse effect on us. See "Item 4. Information on the Company - 4B. Business Overview - Customers."

            In 2003, sales to Victoria's Secret totaled $62.2 million, or 38.2% of our sales that year, a decrease from the 2002 sales to Victoria's Secret of $94.7 million, or 49.8% of our sales for that year. Furthermore, controlling or related entities of Victoria's Secret are involved in business activities that are in direct competition to our businesses. We cannot assure that Victoria's Secret will continue to buy our products in the same volumes or on the same terms as in earlier years.

      OUR PRINCIPAL CUSTOMERS ARE IN THE RETAIL INDUSTRY, WHICH IS SUBJECT TO SUBSTANTIAL CYCLICAL VARIATIONS. OUR REVENUES WILL DECLINE SIGNIFICANTLY IF OUR PRINCIPAL CUSTOMERS DO NOT CONTINUE TO BUY OUR PRODUCTS IN LARGE VOLUMES DUE TO AN ECONOMIC DOWNTURN.

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

      OUR EXPANSION INTO NEW PRODUCT LINES WITH MORE COMPLICATED PRODUCTS, AND OUR MANUFACTURE OF PRODUCTS IN SHORTER PRODUCTION RUNS ADVERSELY AFFECTED OUR OPERATING EFFICIENCY DURING 2003 AND MAY HAVE CONTINUED ADVERSE EFFECTS ON OUR FUTURE OPERATING EFFICIENCY.

            During 2003, we invested significant efforts to develop and expand new product lines, including active-wear products, to diversify our product line and our client base. The manufacturing of new, more complicated products has adversely affected our operating efficiency, and may continue to do so.

            In addition, in the past, we relied on selling our products in relatively long production runs to achieve the manufacturing and logistical efficiencies that enable us to maintain sales and profitability at relatively high levels and to price our products competitively. During 2003, due to our expansion into new product lines and due to changing market conditions, we began manufacturing our products in shorter production runs, which also affected our operating efficiency, and may continue to do so.

            Although we believe that our efficiency will improve as we continue to manufacture our new product lines, we cannot assure that we will be able to return to our previous efficiency levels in the future.

      OUR EXPANSION INTO NEW PRODUCT LINES, IN PARTICULAR ACTIVE-WEAR BUSINESS PRODUCTS, INVOLVES THE MANUFACTURE OF NEW PRODUCTS, WHICH HAS AND MAY REQUIRE US TO PURCHASE ADDITIONAL MACHINERY ADAPTED TO MANUFACTURE SUCH PRODUCTS. THE ADDITIONAL CAPITAL EXPENDITURES INCURRED IN CONNECTION WITH THESE PURCHASES MAY ADVERSELY AFFECT OUR FUTURE CASH FLOW.

            During 2003, we invested significant efforts to develop and expand our new product lines, in particular active-wear products, to diversify our product line and our client base. Active-wear products that we manufacture are made in bigger sizes than intimate apparel, both because our active-wear products are intended for both men and women, and because our active-wear products involve the manufacture of more tops, we have purchased and may need to purchase additional knitting machines and other equipment adapted to manufacture our new products lines. In addition, the manufacture of active-wear products at times requires equipment with new technologies. The additional capital expenditures that may be incurred in connection with these purchases may adversely affect our future cash flow.

      SINCE MOST OF OUR REVENUES ARE GENERATED IN U.S. DOLLARS AND A LARGE PART OF OUR EXPENSES ARE IN ISRAELI CURRENCY, WE ARE SUBJECT TO FLUCTUATIONS IN INFLATION AND CURRENCY RATES.

            Because most of our revenues in the foreseeable future are expected to continue to be generated in U.S. dollars and a significant portion of our expenses are expected to continue to be incurred in NIS, we are exposed to the risk of appreciation of the NIS vis-a-vis the U.S. dollar. This appreciation would cause an increase in our NIS expenses as recorded in our U.S. dollar denominated financial reports, even though the expenses denominated in NIS will remain unchanged. A portion of our NIS denominated expenses is linked to changes in the Israeli cost of living index, a portion is linked to increases in NIS payments under collective bargaining agreements and a portion is unlinked.

            In addition, an increase in our expenses in NIS will not always be compensated for fully by a devaluation of NIS vis-a-vis the U.S. dollar. In 2001 and 2002, the rate of devaluation of the NIS vis-a-vis the dollar exceeded the inflation rate in Israel. During 2001 and 2002, the rate of inflation was 1.4% and 6.5%, respectively, while NIS devalued against the U.S. dollar by 9.3% and 7.3% in 2001 and 2002. During 2003, the rate of inflation was (1.9)%, while NIS appreciated against the U.S. dollar by 7.6%. However, to the extent in the future that the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the dollar or if the timing of such devaluation lags behind inflation in Israel, we may be adversely affected. See "Item 5. Operating and Financial Review and Prospects - Impact of Inflation and Currency Fluctuations."

      WE REQUIRE A SIGNIFICANT AMOUNT OF CASH TO PAY OUR DEBT. IF WE FAIL TO GENERATE SUFFICIENT CASH FLOW FROM OPERATIONS, WE MAY NEED TO RENEGOTIATE OR REFINANCE OUR DEBT, OBTAIN ADDITIONAL FINANCING OR POSTPONE CAPITAL EXPENDITURES.

            We depend mainly on our cash generated by operating activities to make payments on our debts. In 2003, the cash generated by operating activities was approximately $2.9 million. We cannot assure that we will generate sufficient cash flow from operations to make the scheduled payments on our debt. We have repayment obligations on our long-term debt of approximately $11.7 million in 2004, $25.2 million in 2005, $20.1 million in 2006 and $11.5 million in 2007. These amounts do not include any repayment obligations under our short-term debt in the amount of approximately $31.8 million as of December 31, 2003. Our ability to meet our debt obligations will depend on whether we can successfully implement our strategy, as well as on economic, financial, competitive and technical factors. Some of the factors are beyond our control, such as economic conditions in the markets where we operate or intend to operate, changes in our customers' demand for our products, and pressure from existing and new competitors.

            In February and March, 2004, we announced that we had entered into agreements with Norfet, Limited Partnership and with a group of investors represented by Mr. Zvi Limon who agreed to invest an aggregate of $20 million in cash in Tefron in exchange for the issuance of ordinary shares in Tefron. We expect to use the majority of the proceeds from such investments to repay existing bank debt. In March 2004, we also announced that we had entered into an equity credit line facility agreement under which we have an option to call funds of up to the lesser of $15 million or 19.9% of our outstanding share capital over the next three years, but in no event will the investor be obligated to own more than 4.99% of our ordinary shares at any one time, and subject to certain other limitations. All of these agreements are subject to the satisfaction of closing conditions, and there is no guarantee that the investments contemplated by these agreements will be completed.

            Bank Hapoalim and Israel Discount Bank have agreed to extend the repayment schedule of the long term debt due to them commencing with the payments due for 2005, such that each year from 2005 until 2012 we would be obligated to pay approximately $7 million. These agreements from the banks are contingent on our paying them the proceeds of the $15 million investment from Norfet, Limted Partnership and are also subject to negotiation of final documentation. See "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources".

            _If we cannot generate sufficient cash flow from operations to make scheduled payments on our debt obligations, we may need to renegotiate the terms of our debt, refinance our debt, obtain additional financing, delay planned capital expenditures or sell assets. Our ability to renegotiate the terms of our debt, refinance our debt or obtain additional financing will depend on, among other things:

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

      OUR DEBT OBLIGATIONS MAY HINDER OUR GROWTH AND PUT US AT A
      COMPETITIVE DISADVANTAGE.

            We have a significant amount of bank debt mainly as a result of our acquisition of Alba in December 1999 and the investments made in our Hi-Tex Division. As of December 31, 2003, we had approximately $65.8 million of long term loans outstanding (including current maturities of $9.8 million). We also had approximately $2.7 million in long term capital lease obligations and other loans (including current maturities of $1.9 million) and approximately $31.8 million in short term bank credit.

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

            Because a significant portion of our loans bear interest at floating rates, an increase in interest rates could adversely affect our financial results. A ten percent interest rate change on our floating interest rate long-term loans outstanding at December 31, 2003, would have an annual impact of approximately $0.5 million on our interest cost. See "Item 5. Operating and Financial Review and Prospectus - Liquidity and Capital Resources" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk."

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

            Due to our incurrence in 2002 of expenses totaling approximately $26.4 million (mainly resulting from a non-cash goodwill adjustment of $18.8 million in compliance with SFAS 142; a capital loss of approximately $1.8 million associated with the sale of 52% of the Health Products Division of Alba; and restructuring costs of Alba of approximately $5.3 million), and a net loss for 2003 of approximately of $3.5 million, our shareholders equity as of December 31, 2003 was $36.7 million and our ratio of shareholders'equity to total assets was 18.1%. These figures were below the minimum level of approximately $67 million for shareholders' equity and the minimum percentage of 30% for our ratio of shareholders' equity to total assets required by the covenants under our credit facility with Bank Hapoalim B.M. and Israel Discount Bank of New York. Bank Hapoalim has agreed to amend the minimum shareholders' equity requirement to $36.5 million and the ratio of shareholders' equity to total assets to not less than 18% for the period from December 31, 2003 to March 31, 2004 (inclusive). Israeli Discount Bank has agreed to amend the minimum shareholders' equity requirement to $36.5 million and the ratio of shareholders equity to total assets to not less than 18% for the period from December 31, 2003 to March 31, 2004 (not including financial statements as of March 31,
2004).

            Bank Hapoalim and Israel Discount Bank have agreed to permanently amend the our shareholders' equity requirement to not less than $40 million and our ratio of shareholders' equity to total assets to not less than 20% provided that we pay to the banks are contingent on our paying the banks the proceeds of the $15 million investment from Norfet, Limited Partnership. See "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources".

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

            o economic conditions in the geographical areas in which we operate or sell products; and

            o   operating efficiencies.

            When we establish a relationship with a new customer, initial sales to such customer are often in larger quantities of goods (to build its initial inventory) than may be required to replenish such inventory from time to time afterwards. As a result, after a customer builds its initial inventory, our sales to such customer may decrease. We cannot assure that our sales to any of our customers will continue at the current rate. See "Item 5. Operating and Financial Review and Prospects."

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

            Additionally, if, in any year, there is a significant number of Christian, Druse, Jewish or Muslim holidays in a particular quarter, we will have fewer days of operation which will result in lower levels of production and sales during such quarter. In certain years, a significant number of such holidays have occurred during the second quarter, but the dates of many of those holidays are based on the lunar calendar and vary from year to year.

      OUR MARKETS ARE HIGHLY COMPETITIVE AND SOME OF OUR COMPETITORS HAVE NUMEROUS ADVANTAGES OVER US; WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY.

            We compete directly with a number of manufacturers of intimate apparel and active-wear many of which have longer operating histories, larger customer bases, greater geographical proximity to customers and significantly greater financial and marketing resources than we do. Increased competition, direct or indirect, could adversely affect our revenues and profitability through pricing pressure, loss of market share and other factors. We cannot assure that we will be able to compete successfully against existing or new competitors, as the market for our products evolves and the level of competition increases. Moreover, our existing and prospective competitors, especially those from the Far East, have established, or may in the future establish, relationships with our existing and potential customers, which could have a material adverse effect on our ability to compete. In addition, we cannot assure that our customers will not seek to manufacture our products through alternative sources and thereby eliminate the need to purchase our products. See "Item 4. Information on the Company - 4B. Business Overview - Competition."

            Our customers operate in an intensely competitive retail environment. In the event that any of our customers' sales decline for any reason, whether or not related to us or to our products, our sales to such customers could be materially adversely affected.

            In addition, our competitors may be able to purchase seamless knitting machines and other equipment similar to, but less expensive than, the Santoni knitting machines we use to knit garments in our Hi-Tex manufacturing process. By reducing their production cost, our competitors may lower their selling prices. If we are forced to reduce our prices and we cannot reduce our production costs, our financial performance may be adversely affected. Furthermore, if there is a weak retail market or a downturn in the general economy, competitors may be pressured to sell their inventory at substantially depressed prices. A surplus of intimate apparel at significantly reduced prices in the marketplace would have a material adverse effect on our sales.

      WE ARE SUBJECT TO FLUCTUATING COSTS OF RAW MATERIALS.

            We use cotton yarn, lycra, spandex, various polymeric yarn and elastic as primary materials for manufacturing our products. Our financial performance depends, to a substantial extent, on the cost and availability of these raw materials. The capacity, supply and demand for such raw materials are subject to cyclical and other market factors and may fluctuate significantly. As a result, our cost in securing raw materials is subject to substantial increases and decreases over which we have no control except by seeking to time our purchases of cotton and polymeric yarns, which are our principal raw material, to take advantage of favorable market conditions. For example, during 2003, the cost of cotton increased by 45-50% due to an increase in demand. We cannot assure that we will be able to pass on to customers the increased costs associated with the procurement of raw materials. Moreover, there has in the past been, and there may in the future be, a time lag between the incurrence of such increased costs and the transfer of such increases to customers. To the extent that increases in the cost of raw materials cannot be passed on to customers or there is a delay in passing on the increased costs to customers, we are likely to experience an increase in the cost of raw materials which may adversely affect our margin of profitability and may have a material adverse effect on us.

      IF OUR ORDINARY SHARES ARE DELISTED FROM THE NEW YORK STOCK EXCHANGE, THE LIQUIDITY AND PRICE OF OUR ORDINARY SHARES AND OUR ABILITY TO ISSUE ADDITIONAL SECURITIES MAY BE NEGATIVELY AFFECTED.

            In order to maintain the listing of our ordinary shares on The New York Stock Exchange, or NYSE, we are required to meet specified maintenance standards. In December 2002, we were notified by the NYSE that we failed to comply with the listing standards of minimum stockholders' equity of $50 million and minimum market capitalization of $50 million over a consecutive 30 trading day period. As a result, we submitted a business plan to the NYSE demonstrating how we anticipate meeting these criteria within 18-months as required by the NYSE rules. In February 2003, we were notified that we had been approved for continued listing on the NYSE, subject to the successful implementation of the business plan that we submitted to the Exchange. We cannot guarantee that we will successfully implement our business plan. In March 2004, we were informed by the NYSE that it intends to publish for public comment amended continued listing criteria requiring a minimum stockholders' equity of $75 million and minimum market capitalization of $75 million.

            In the event we fail to successfully implement our business plan and meet the prior NYSE criteria within 18 months from the time we submitted the plan, or we fail to meet any other current or revised listing criteria of the NYSE, our ordinary shares may be delisted from trading on The New York Stock Exchange. We cannot assure you that we will meet all NYSE criteria in the future. Delisting of our ordinary shares would result in limited availability of market price information and limited news coverage. In addition, delisting could diminish investors' interest in our ordinary shares as well as materially adversely affect the liquidity and price of our ordinary shares. Delisting may also make it more difficult for us to issue additional securities or secure additional financing.

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

      WE FACE POTENTIAL CONFLICTS OF INTEREST CAUSED BY INVESTOR INFLUENCE.

            Our principal shareholders have a great deal of influence over the constitution of our Board of Directors and over matters submitted to a vote of the shareholders. Until the closing of the Norfet transaction described in "Item
10. Additional Information - 10C. Material Contracts - FIMI Agreements- Tefron Agreement", Arie Wolfson, the Chairman of our Board of Directors, has direct voting power over approximately 14.2% of the outstanding Ordinary Shares of Tefron. Mr. Wolfson is also the Chairman and a significant shareholder of Macpell Industries Ltd., an Israeli company that owns approximately 35.9% of the outstanding Ordinary Shares of Tefron. Mr. Wolfson and Mr. Sigi Rabinowicz, a Director of Tefron, and another Macpell shareholder collectively own a controlling interest in Macpell, have entered into a shareholders' agreement regarding corporate actions of Macpell, including the process by which Macpell votes its Ordinary Shares of Tefron to elect our Directors. Under the shareholders' agreement, they are entitled to cause Macpell to vote its Ordinary Shares of Tefron for five Directors designated by them, out of a total of eight Directors on the Board of Directors of Tefron. As a result, the corporate actions of Tefron may be influenced significantly by Messrs. Wolfson and Rabinowicz. See "Item 6. Directors, Senior Management and Employees" and "Item
7. Major Shareholders and Related Party Transactions - 7A. Major Shareholders" and "- 7B. Related Party Transactions - Relationships and Transactions with Macpell - Macpell Shareholders' Agreement."

            In connection with the proposed acquisition of Ordinary Shares by Norfet, Limited Partnership from the Company and from Arwol Holdings Ltd., an Israeli company wholly owned by Arie Wolfson, and from Macpell, each of Norfet, Limited Partnership, Arwol and Macpell have agreed to vote all of the Company ordinary shares owned or controlled by each of them for the election to the Company's Board of Directors of: (i) three members and one external director nominated by Norfet, Limited Partnership, (ii) three members and one external director nominated by Arwol and Macpell, and (iii) the Company's chief executive officer. See "Item 10. Additional Information- 10C. Material Contracts - FIMI Agreements". This agreement is subject to satisfaction of closing conditions.

            We are party to a consulting and management services agreement with Mr. Wolfson and a company controlled by him, pursuant to which the company controlled by Mr. Wolfson has agreed to provide consultancy and management services to Tefron. We also engage in transactions with Macpell and its affiliates. We believe that the consulting and management agreement and these transactions are beneficial to us and are conducted upon terms which are no less favorable to us than those terms available to us from unaffiliated third parties. We intend to continue to engage in transactions with Macpell and its affiliates. We may be in direct or indirect competition with Macpell or its affiliates in the future. Moreover, opportunities to develop, manufacture or sell new products or market them to new customers may arise in the future and Macpell or its affiliates might pursue such opportunities while excluding us from, or competing with us for, such opportunities. See "Item 6. Directors, Senior Management and Employees - 6A. Directors and Senior Management," "Item 7. Major Shareholders and Related Party Transactions," and Note 22 of the Notes to the Consolidated Financial Statements.

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

      WE ARE AFFECTED BY CONDITIONS TO, AND POSSIBLE REDUCTION OF, GOVERNMENT PROGRAMS AND TAX BENEFITS

            We benefit from certain Israeli Government programs and tax benefits, particularly as a result of the "Approved Enterprise" status of substantially all of our existing production facilities in Israel. As a result of our "Approved Enterprise" status, we have been able to receive significant investment grants with respect to our capital expenditures. Following our exhaustion of our net operating loss carry forwards, we have been able to benefit from a reduced tax rate of 25% on earnings derived from these investments for which the benefit period has not expired. To maintain eligibility for these programs and tax benefits, we must continue to meet certain conditions, including making certain specified investments in fixed assets and conducting our operations in specified "Approved Enterprise" zones. If we fail to meet such conditions in the future, we could be required to refund tax benefits and grants already received, in whole or in part, with interest linked to the Consumer Price Index in Israel from the date of receipt. We have granted a security interest over all of our assets to secure our obligations to fulfill these conditions.

            The Government of Israel has reduced the available amount of investment grants from up to 38% of eligible capital expenditures in 1996 to up to 24% of eligible capital expenditures (for projects not exceeding investments of 140 million shekels that are submitted in any year) and up to 20% of eligible capital expenditures (for projects exceeding investments of 140 million shekels that are submitted in any year) since 1997. There can be no assurance that the Israeli Government will not further reduce the availability of investment grants. The termination or reduction of certain programs and tax benefits, particularly benefits available to us as a result of the "Approved Enterprise" status of some of our existing facilities in Israel, would increase the costs of acquiring machinery and equipment for our production facilities and increase our effective tax rate which, in the aggregate, could have a material adverse effect on us.

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

            We also benefit from exemptions from customs duties and import quotas due to our location in Israel, Jordan (Qualified Industrial Zone) and Madagascar and the free trade agreements Israel maintains with the United States, Canada, the European Union and the European Free Trade Association. If there is a change in such benefits or if other countries enter into similar agreements and obtain similar benefits or if any such agreements were terminated, we may be adversely affected.

      WE FACE SEVERAL RISKS, INCLUDING POLITICAL, ECONOMIC, SOCIAL, CLIMATIC RISKS, ASSOCIATED WITH INTERNATIONAL BUSINESS.

            Approximately 95% of our sales in 2003 were made to customers in the United States, and we intend to continue to expand our sales to customers in the United States and Europe. In addition, a substantial majority of our raw materials are purchased outside of Israel. Our international sales and purchases are affected by costs associated with shipping goods and risks inherent in doing business in international markets, including:

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

            In addition to our production facilities in Israel, we currently have production facilities in Jordan and Madagascar and are in the process of shifting additional sewing production to Jordan to take advantage of lower labor costs. During the last quarter of 2003, disputes arose between us and the other shareholders in our joint subsidiaries that manage our operations in Madagascar. As a result, effectively, we lost our influence in those companies. We intend to terminate our partnership with these other shareholders and are currently exploring our options with respect to our continued operations in Madagascar.

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

            Furthermore, Madagascar experiences wide climate variations and a yearly hurricane season generally between the months of November to March. These weather conditions could negatively affect our operations in Madagascar by, among other things, requiring us to delay or halt production, hindering our ability to transport raw materials to, and finished products from, the Madagascar production facility or even requiring us to replace or perform costly repairs to our equipment at the facility. We cannot assure that our operations will not be materially affected by weather conditions or natural disasters in any area where we maintain production facilities.

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

            Generally, all male adult citizens and permanent residents of Israel under the age of 54, unless exempt, are obligated to perform up to 36 days of annual military reserve duty. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. Some of our officers and employees are currently obligated to perform annual reserve duty. No assessment can be made as to the full impact of such requirements on our workforce or business if conditions in Israel should change, and no prediction can be made as to the effect of any expansion or reduction of such military obligations on us. See "Item 4. Information on the Company - 4B. Business Overview - Conditions in Israel."

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

          Below is a summary of significant events in our development:

      1990        First bodysize cotton panty with applicated elastics

      1997 Formation of Hi-Tex Founded by Tefron Ltd. and production of first seamless panty.

                  Initial public offering of our shares on the NYSE.

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

      2002 Reorganization of Alba, including a spin off of the Health Product Division and the formation of the AlbaHealth joint venture with a strategic investor, and the initial consolidation of the seamless production activity in Hi-Tex in Israel, was completed in the second quarter of 2003.

      2003 Acquisition of all of the outstanding ordinary shares of Macro Clothing Ltd., an entity that manufactures, markets and sells swimsuits and beachwear.

                  Implementation of strategic steps to expand our product line, including active-wear products, to diversify our product line and client base.

      FEB.-MARCH  Proposed equity investments with two groups of investors in
      2004 the aggregate amount of $20 million, and an equity credit line facility providing Tefron with the option to call funds of up to an additional amount equal to the lesser of $15 million or 19.9% of Tefron's ordinary share capital, subject to limitations and the satisfaction of certain conditions.

ALBAHEALTH LLC

            FORMATION OF ENTITY. On September 6, 2002, Alba entered into a contribution agreement with Encompass Group, L.L.C., an experienced manufacturer and marketer of numerous health products, and General Electric Capital Corporation, as a result of which Encompass and GE Capital acquired a portion of Alba'sHealth Products Division which from then became operated through a newly formed Delaware limited liability company, AlbaHealth LLC, referred to in this Annual Report as AlbaHealth.

            Under the terms of the contribution agreement, Alba contributed to Alba Health substantially all of the assets related to its Health Products Division, together with the associated liabilities, including bank debt of US$28 million secured by such assets, in exchange for a 48.325% ownership interest in AlbaHealth. Encompass contributed US$12 million in cash to the capital of AlbaHealth in exchange for a 48.325% ownership interest, and GE Capital contributed US $1 million in cash in exchange for a 3.35% ownership interest. In addition, GE Capital provided AlbaHealth with a US$18.0 million credit facility. For information concerning the AlbaHealth credit agreement, see "Item 10. Additional Information - 10C. Material Contracts - AlbaHealth Credit Agreement."

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

            Under the terms of a Share Purchase Agreement with Norfet, Limited Partnership, we agreed to provide Norfet, Limited Partnership with a letter of undertaking from Alba to exercise its put option in respect of AlbaHealth immediately following September 2004 as soon as AlbaHealth's EBITDA for four consecutive quarters equals or exceeds $8 million, subject to certain conditions. See "Item 10. Additional Information- 10C. Material Contracts - FIMI Agreements - Tefron Agreement".

            MANAGEMENT FEES. Under the terms of the agreement, Alba provided certain management services to AlbaHealth in return for an annual fee of approximately $800,000 for the first year ending on September 6, 2003, which amount is to be increased at a rate of 4% per annum for each additional year of the term. As of the March 31, 2004, this agreement remains in effect.

SHIFT OF U.S. CONSUMER DIVISION MANUFACTURING TO ISRAEL

            In the second quarter of 2003, we completed the shift of manufacturing for Alba's Consumer Division, located in Valdese, NC, to our Hi-Tex Division's manufacturing facility in Israel. At our facility in Valdese, NC, we distribute to certain of our customers products that are manufactured by our Hi-Tex Division in Israel. This shift resulted in a decrease of labor costs and other production costs, although it has also, together with other factors, adversely affected the operating efficiency of our Hi-Tex Division manufacturing facility in Israel for longer than expected.

CAPITAL EXPENDITURES

            Our capital expenditures for fixed assets (net of grants from the Government of the State of Israel) were $2.3 million, $1.3 million and $0.7 million for the years ended December 31, 2003, 2002, and 2001, respectively. The 2003 expenditures were primarily made in Israel to purchase new knitting machines and other equipment. See Consolidated Statements of Cash Flows in the Consolidated Financial Statements.

            Our current capital expenditures include investments in equipment, machinery and leasehold improvements in our facilities in Israel and Jordan. See
Note 7 of the Notes to the Consolidated Financial Statements. We expect to incur capital expenses to acquire new knitting machines with wider diameters to manufacture our new active-wear products and to shift more of the sewing production of our Cut & Sew Division from Israel to Jordan to take advantage of lower labor costs.

            As of the date of this Annual Report, we estimate that our capital expenditures for 2004 (net of grants from the Government of the State of Israel) will be approximately $9 million. We expect to finance these investments primarily from cash generated from operations and from the contemplated equity investments described under "Item 10. Additional Information - 10C. Material Contracts". However, the actual amount of our capital expenditures will depend on a variety of factors, including general economic conditions, changes in demand for our products, increase in the sales growth of our new products, the risks and uncertainties involved in doing business in Jordan and our ability to generate sufficient cash from operations. See "Item 3. Key Information - 3D. Risk Factors."

4B.   BUSINESS OVERVIEW

OVERVIEW

            We manufacture intimate apparel, active-wear and swimwear sold throughout the world by such name-brand marketers as Victoria's Secret, Target, Warnaco/Calvin Klein The Gap, Banana Republic, Nike, Mervin's and as well as other well known American retailers and designer labels. Through the utilization of manufacturing technologies and techniques developed or refined by us, we are able to mass-produce quality garments featuring unique designs tailored to our customers' individual specifications at competitive prices. Our product line includes knitted briefs, bras, tank tops, boxers, leggings, crop, T-shirts, nightwear, bodysuits, swim wear, beach wear and active-wear. Our Healthcare Division manufactures and sells a range of textile healthcare products. These products include: anti-embolism stockings and compression therapy systems, an intermittent pneumatic compression device; sterile wound dressings; and XX-Span(R) dressing retainers, an extensible net tubing designed to hold dressings in place without the use of adhesive tape.

            We seek to apply our manufacturing technologies and techniques to meet the fashion and merchandising needs of our customers. We redesigned and streamlined the production process for intimate apparel, which has historically been labor-intensive, to increase substantially the automation and control of our sewing and cutting operations, thereby achieving higher levels of product quality and consistency while reducing labor costs. With product innovation made possible by our manufacturing capabilities, we redirect our marketing efforts to become a principal supplier to a more select customer base, representing some of the leaders in the intimate apparel and active-wear industries. As a result of this strategy, we successfully entered the United States market for quality, competitively priced intimate apparel.

            We are known for the technological innovation of our Hi-Tex and cut-and-sew manufacturing process. Our Hi-Tex manufacturing process was implemented as part of our strategy to streamline our manufacturing process and improve the design and quality of our products. The Hi-Tex manufacturing process includes the utilization of a single machine that transforms yarn directly into a nearly complete garment, replacing the knitting, cutting, and significant sewing functions which, in traditional manufacturing, are performed sequentially on separate machines at separate workstations. Following this single-machine operation, all the Hi-Tex manufacturing process requires to complete the garment is dyeing and a reduced amount of sewing and finishing. Our Hi-Tex manufacturing process enables us to produce a substantially wider range of fabrics, styles and product lines, resulting in a consistently high level of comfort, quality and durability. Our fabric engineering, product design and the comfort of our products provide us with an opportunity to expand our sales of active-wear products.

            We seek to develop strong relationships with large name-brand marketers of intimate apparel and active-wear and to become their principal supplier for those products we manufacture. We believe that customers are attracted by our manufacturing capabilities, which allow for consistently high-quality merchandise at competitive prices as well as for the capacity to accommodate rapid sales growth. We believe that our collaboration with our customers in the design and development of our products strengthens our relationships with our customers and improves the quality of our products. We began our relationship with Victoria's Secret in 1991, with Banana Republic and The Gap in 1993 and with Warnaco/Calvin Klein in 1994. In 2000, we began our relationship with Target, which was an existing customer of Alba. In 2003, these customers accounted for approximately 58.7% of our total sales.

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

PRODUCTS

            In close collaboration with our customers, we design and manufacture intimate apparel, active-wear and swimwear. Through our efficient, low-cost production capability, we produce garments made of cotton and man-made fibers for large- volume marketers who, in recent years, have increased retail consumer interest for quality intimate apparel and active-wear at affordable prices. We believe that our advanced technology and manufacturing processes enable us to deliver intimate apparel and active-wear that is comfortable to wear, fits well and is made of high-quality fabric. Our principal products include Our product line includes knitted briefs, bras, tank tops, boxers, leggings, crop, T-shirts, nightwear, bodysuits, swim wear, beach wear and active-wear.

            AlbaHealth manufactures and sells healthcare products. These products include: anti-embolism stockings and compression therapy systems, an intermittent pneumatic compression device, both of which are designed to improve circulation and reduce the incidence of deep vein thrombosis; sterile wound dressings, such as pre-saturated gauze, petrolatum and xeroform gauze, non-adhering dressings and gauze strips; and XX-Span(R) dressing retainers, an extensible net tubing designed to hold dressings in place without the use of adhesive tape. All dressing products are used in wound care therapy. Other healthcare products include slip-resistant patient treads, which are knitted soft patient footwear with slip-resistant sole to help prevent patient falls while keeping feet warm even while in bed, oversized socks and knitted cuffs. In 2003, footwear products represented approximately 47.19% of the sales of the AlbaHealth.

            The principal market for our products is the United States. For a breakdown of our sales by geographic area and operating segments, see Note 21 of the Notes to the Consolidated Financial Statements.

MANUFACTURING AND PRODUCTION

            We have developed manufacturing innovations for various stages of the production process, including improvements in the knitting of fabric as well as the cutting and sewing of individual garments. Our manufacturing technologies and techniques allow us to provide our customers with mass-produced quality merchandise at competitive prices. In May 1997, we introduced our Hi-Tex manufacturing process which consolidates a large portion of the production steps into a single machine, the Santoni knitting machine, and has enabled us to produce a substantially wider range of fabrics, styles and product lines at a consistently higher level of comfort, quality and durability. The Santoni Knitting machines are seamless knitting machines that use state-of-the-art computer controlled circular knitting technology.

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

    o RAW MATERIAL DEVELOPMENT - After a design is developed, raw materials for the production of the product are purchased. Our raw materials include cotton yarns, blends of cotton and synthetic yarn (e.g., cotton-spandex, cotton-lycra and cotton-viscose), micro-fiber nylons and blends of micro-fiber nylon with lycra/spandex and elastic. We purchase our raw materials from several international and domestic suppliers and historically have not experienced any difficulty in obtaining raw materials to meet production requirements. Raw materials are generally purchased against actual orders. From time to time, when market conditions are favorable, we have entered into contracts with various suppliers of basic cotton for delivery over a period of three to six months.

    o KNITTING (ONLY CUT & SEW) - Our Cut & Sew Division knitting facility located adjacent to our principal manufacturing facility in Segev, Israel, currently supplies substantially all of our fabric needs in Israel. This facility utilizes advanced and automated technology to knit tubular fabric, including bodysize fabrics. Bodysize fabrics, which are required for bodysize garments, enable maximum use of fabric and minimize waste during cutting. We operate 134 automatic knitting machines, which have capacity to produce approximately 350 tons of fabric per month (depending on the type of fabric). During 2003, we produced approximately 90 tons of fabric per month.

    o DYEING AND FINISHING - Our Cut & Sew Division's dyeing and finishing facility can satisfy a significant portion of its dyeing and finishing needs in-house. The remainder is outsourced to dyeing and finishing subcontractors in Israel. Our Hi-Tex Division subcontracts all of its dyeing and finishing needs. We have established testing procedures which examine all fabric upon return to us to ensure the color consistency, stability and durability of our dyed fabric.

    o CUTTING (ONLY CUT & SEW) - Traditionally, manufacturers manually cut multiple layers of fabric on a cutting table. To modernize the production process, manufacturers have used computerized, automatic cutting equipment. We use both this equipment and highly advanced machines that automatically and continuously lay and cut tubular knitted fabric to specified sizes, minimizing fabric waste and the amount of sewing required, which results in a more consistent and comfortable garment.

    o SEWING (ONLY CUT & SEW) - Cut fabrics are sewn to complete the garment, including the addition of accessories such as elastic waist and leg bands as well as labels. Working with computerized equipment and robotics, our employees sew garments with far greater precision than if sewn entirely by hand. To accommodate short-term increased capacity requirements, we have the ability to utilize subcontractors to perform a portion of the sewing process. Our Cut & Sew Division operate one sewing facility in Israel and one in Jordan and also subcontracts sewing in Israel and in Jordan.

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

            The Hi-Tex manufacturing process is currently being used to produce knit-to-size intimate apparel, active-wear and outerwear. We operate our Hi-Tex knitting process in our principal production facilities in Segev, Israel. We operate our Hi-Tex sewing process in three sewing facilities in Israel and also subcontracts sewing in Israel and in Jordan. See "Item 4. Information on the Company - 4D. Property, Plants and Equipment." At December 31, 2003, we had a total of 675 fully equipped Santoni Knitting machines at the Hi-Tex facilities in Israel. We also have 202 fully equipped Santoni Knitting machines at Alba in Valdese, North Carolina, which are currently not operated but may be transferred to other manufacturing facilities at our discretion. We completed the shifting of our manufacturing from our Consumer Division of Alba, located in the United States, to Hi-Tex in Israel in the second quarter of 2003.

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

            Alba's health products, now produced by AlbaHealth, are manufactured at its Rockwood, Tennessee plant and by subcontractors in the United States, Mexico and Sri Lanka.

SALES AND MARKETING

            Our marketing strategy focuses on selling quality knitted products to large U.S. marketers of intimate apparel, active-wear and swimwear.

            We are actively involved in pursuing new customer relationships and stimulating the continued growth of existing customer orders and product lines. We believe that responsiveness, dependability and personal attention are important to our customers. In order to ensure such service, we work with customers to develop new products and fabrics and coordinates with them to ensure the availability of our capacity to meet such customers' anticipated demand.

            We market our products directly to major retail organizations, which sell them under their own labels and to several companies that market nationally advertised brands. Products of the AlbaHealth for use in hospitals are marketed to major distributors by AlbaHealth's sales representatives. These products are sold both under private label and AlbaHealth's own Life Span(R) Label. We have sales offices which are located in New York City and in Israel.

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

INTELLECTUAL PROPERTY

            Only a part of the adaptations, configurations, technologies or techniques used in our manufacturing process is patented. See "Item 3. Key Information - 3D. Risk Factors - We may not be able to protect our intellectual property." However, we have obtained patents for certain aspects of our manufacturing process and for certain of our products, such as the "millenium bra", the "bonded bra" and the "ultrasonic bra", whose fabric is joined without sewing.

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

SEASONALITY

            Although our operations are affected by the substantial cyclical variations of our principal customers' businesses, downturns in the general economy, a change in consumer purchasing habits and other events, we have not identified a clear seasonal pattern to our business.

CUSTOMERS

            Our customers represent some of the leading marketers of intimate apparel and active-wear in the world. More than 58.6% of our sales in 2003 were derived from the worldwide sale of our products to our four largest customers, Victoria's Secret, Target, Warnaco/Calvin Klein and The Gap /Banana Republic. In 2003, we strengthened our business relationship with our active-wear customers, such as Nike, Patagonia and Adidas.

            The following table outlines the dollar amount and percentage of total sales to our customers:


                                                          SALES
                              ---------------------------------------------------------
                                                  YEAR ENDED DECEMBER 31,
                              ---------------------------------------------------------
CUSTOMER                             2001                2002                 2003
                              ----------------     ----------------     ---------------
                                                  (Dollars in millions)
Victoria's Secret (1) .....   $ 81.2     43.0%     $ 94.7     49.8%     $ 62.2    38.2%

Cardinal Heathcare (2) ....   $ 15.8      8.4%     $ 16.7      8.8%     $ 17.8    11.0%

Target                        $ 13.1      6.9%     $ 10.0      5.3%     $ 14.8     9.1%

Warnaco/Calvin Klein (3) ..   $  7.2      3.8%     $  7.5      3.9%     $  9.4     5.8%

Gap/Banana Republic .......   $ 18.0      9.5%     $ 15.8      8.3%     $  9.2     5.6%

Owens & Minor (2) .........   $  7.7      4.1%     $  8.4       4.4%    $  9.0     5.5%
                              ------    -----      ------     -----     ------   -----

Others ....................   $ 45.9     24.3%     $ 37.2      19.5%    $ 40.7    24.8%
                              ------    -----      ------     -----     ------   -----

Total .....................   $188.9    100.0%     $190.3     100.0%    $163.1   100.0%

______________________________________

(1) Includes sales to Mast on behalf of Victoria's Secret, Victoria's Secret Catalog, Cacique and Abercrombie & Fitch.
(2) Customers of AlbaHealth, our 48% subsidiary.
(3) Includes sales to American Phill Textile Inc.

            We established our relationship with our largest customer, Victoria's Secret, in 1991. Currently, we manufacture underwear, nightwear, loungewear, bodysuits and bras for Victoria's Secret. We continue to seek to expand and strengthen our relationship with Victoria's Secret by providing the retailer with a continuing line of new products. However, we cannot assure that Victoria's Secret will continue to buy our products in the same volumes or on the same terms as they did in the past. See "Item 3. Key Information - 3D. Risk Factors - We depend on a small number of principal customers who have in the past bought our products in large volumes. We cannot assure that these customers or any other customer will continue to buy our products in the same volumes or on the same terms."

            We began our relationship with Target in 2000, which was an existing customer of Alba. Currently, we supply them with underwear for men and women, and active-wear products.

            We began our relationship with Warnaco/Calvin Klein in 1994. Currently, we supply them with underwear for men and women, bras, T-shirts and camisoles.

            We began our working relationship with Banana Republic and The Gap in 1993. Currently, we supply Banana Republic and The Gap with underwear, sleepwear and body bras.

            We also gained as a customer Allegiance Healthcare Corporation, subsequently acquired by Cardinal Heathcare, through our acquisition of Alba at the end of the year 1999. Cardinal acquires a range of medical products from AlbaHealth.

            When we establish a relationship with a new customer in the normal course of business, our initial sales to that customer are typically in larger quantities of goods (to build the customer's initial inventory) than may be required to replenish such inventory from time to time thereafter. After a customer builds its initial inventory, the rate of growth of our sales to such customer may decrease. In addition, the volume of products ordered by customers are subject to the cyclical variations in their business. See "Item 3. Key Information - 3D. Risk Factors. We depend on a small number of principal customers who have in the past bought our products in large volumes," "Our principal customers are in the retail industry, which is subject to substantial cyclical variations" and "Our annual and quarterly results may vary which may cause the market price of our Ordinary Shares to decline. "Consequently, there can be no assurance that sales to current customers will continue at the current rate.

BACKLOG

            Our backlog of orders during 2003 ranged from $24.4 million to $68.4 million, as compared to a range of $44.7 million to $64.1 million during 2002. This backlog is comprised of firm orders that represent the average production volume for the subsequent three to six months. Backlog data and any comparison thereof as of different dates may not necessarily represent an indication of future sales.

ISRAELI INVESTMENT GRANTS AND TAX INCENTIVES

            The Israeli government has established investment and tax incentive programs for enterprises that invest and do business in Israel. Israeli government support is provided primarily to industrial and tourism companies that help fulfill certain economic objectives of the Israeli government, such as creating employment in selected locations in Israel, competing in international markets, utilizing innovative technologies, producing value-added products and generating income in foreign currency. To date, we have enjoyed Israeli government grants with respect to such programs for significant amounts of its capital expenditures. Such grants were available from 1997 to 2001 for an amount equal to 24% of the eligible annual capital expenditures (for projects not exceeding investments of NIS140 million in any year), and for an amount equal to 20% of the eligible annual capital expenditures (for projects exceeding investments of NIS140 million). Following the exhaustion of our net operating loss carryforwards in 1997, we began to benefit from certain tax incentives as a result of the Approved Enterprise status of certain of its facilities. Approved Enterprises related to investment programs from January 1997 onwards in designated areas which include the location of our primary plants are exempt from tax for the first two years of the Benefit Period commencing in the first year in which the taxable income is generated.

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

            We currently have plants which have been granted Approved Enterprise status in conformity with the Investment Law. In accordance with this law, the income from the Approved Enterprises during the Benefit Period will be subject to a reduced tax rate of 25%. A company with foreign investment in excess of 25% at the time an approval is granted is entitled to a Benefit Period of ten years from such approval and, if the proportion of foreign investment is between 49% and 74%, to a tax rate of 20%. The proportion of foreign investment is measured annually based on the lowest level of foreign investment during the year. Our effective tax rate for income derived from Approved Enterprises during 2003, based on its percentage of foreign investment in 2003, was 28%. In addition, pursuant to the Investment Law, Approved Enterprise status granted to investment programs from January 1997 onwards in designated areas, which includes the location of our primary plants, are exempt from tax for the first two years of the Benefit Period commencing in the first year in which taxable income is generated.

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

COMPETITION

            The intimate apparel and active-wear markets are highly competitive. Our products compete with products of other manufacturers in Israel, Europe, the United States, South and Central America and Asia. Competition in our markets is generally based on price, quality and customer service. We believe that our automated manufacturing process and relatively low labor costs in Jordan, coupled with our ability to sell our products in the United States free of custom duties and import quotas, give us a competitive advantage over other manufacturers producing comparable-quality products. Although certain European and Asian producers share some of our manufacturing technology, we believe such producers are at a disadvantage due to the relative high operating costs in Western Europe, and the existence of import quotas and custom duties for products exported from Asia to the United States. We also believe that we have a competitive advantage over manufacturers located in Asia and South America, where the cost of labor is low, due to the quality of our products. The large supply of inexpensive labor in Asia and South America has led Asian and South American firms to focus on producing low-cost, mass-market garments. We believe such textile manufacturers have not made the capital investments in automated machinery necessary to produce consistently high-quality garments, and therefore have not targeted the high-quality intimate apparel market.

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

POLITICAL CONDITIONS IN ISRAEL

            Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. However, a peace agreement between Israel and Egypt was signed in 1979, and a peace agreement between Israel and Jordan was signed in 1994. However, as of the date hereof, Israel has not entered into any peace agreement with Syria or Lebanon. No prediction can be made as to whether any other written agreements will be entered into between Israel and its neighboring countries, whether a final resolution of the area's problems will be achieved, the nature of any such resolution or whether civil unrest will resume and to what extent such unrest would have an adverse impact on Israel's economic development or on our operations in the future.

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

            Despite the limited progress towards peace between Israel, its Arab neighbors and the Palestinians, certain countries, companies and organizations continue to participate in a boycott of Israeli firms. We do not believe that the boycott has had a material adverse effect on us, but there can be no assurance that restrictive laws, policies or practices directed towards Israel or Israeli businesses will not have an adverse impact on the expansion of our business.

            Generally, all male adult citizens and permanent residents of Israel under the age of 54, unless exempt, are obligated to perform up to 36 days of annual military reserve duty. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. Some of our officers and employees are currently obligated to perform annual reserve duty. While we have operated effectively under these requirements since we began operations, no assessment can be made as to the full impact of such requirements on our workforce or business if conditions should change, and no prediction can be made as to the effect on us of any expansion or reduction of such obligations.

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

            In January 1995, the GATT members entered into an agreement with respect to Textile and Clothing (ATC). According to this agreement, all non-tariff barriers were gradually decreased since the date of the agreement until their full omission on January 1, 2005. Lately, in expectation of this change, the United States has decided to extend the period of barriers relating to products exported from China.

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

4C.   ORGANIZATIONAL STRUCTURE

            Our significant subsidiaries consist of the following wholly-owned subsidiaries: (i) Hi-Tex Founded by Tefron Ltd., a company incorporated under the laws of the State of Israel, (ii) New-Net Industries Ltd., a company incorporated under the laws of the State of Israel, (iii) Newpal Ltd., a company incorporated under the laws of the State of Israel, (iv) Alba which holds 48.325% interest in AlbaHealth, a Delaware limited liability company, (v) El-Masira Textile Company Ltd. a company incorporated under the laws of Jordan,
(vi) Tefron Holdings Netherlands B.V. which holds a 49.9% interest in JBA Production S.A., a company incorporated under the laws of Madegascar, and also holds 50.1% interest in Tefrani S.A., a company incorporated under the laws of Mauritius, and (vii) Macro Clothing Ltd, a company formed under the laws of Israel.

4D.   PROPERTY, PLANTS AND EQUIPMENT

ISRAEL

            As of December 31, 2003, we maintained manufacturing and administrative facilities at the following sites in Israel and Jordan:

                                        Approx.
                                        Square    Number of   Lease
Facility in israel                      footage   employees   expiration (1)   Function
--------------------------------------  --------  ----------  ---------------  ---------------------------
Bnei Brak (2).......................     5,000    18          2004             Management offices
Segev: Central Factory -
  Tefron (3)(4) ....................    83,000    516         2006             Cutting, sewing, packaging,
                                                                               storage and administrative
                                                                               functions

Inoah...............................    13,000    281         2006             Sewing and packaging
Segev: Central Factory -
  Hi-Tex 1 (3)(4)  .................   143,000    184         2011             Knitting, sewing, packaging,
                                                                               storage and administrative
                                                                               functions

Segev: Central Factory -
  Hi-Tex 2 (3) (4)..................   180,000    585         2012             Knitting, sewing, packaging
                                                                               and storage
Holon - Macro Center................     6,200    56          2004             Sewing and administrative
                                                                               functions
Yarka ..............................    23,000    357         2012             Sewing and packaging
Segev:  Central Factory - New -Net..    37,000    67          2005             Knitting
Dyeing Factory......................    39,000    43          2004             Dyeing and finishing
Segev:  Delivery Warehouse(3)(4)  ..    65,000    9           2012             Warehouse for finished products

FACILITY IN JORDAN
Irbid...............................    19,000    351         2004             Sewing and packaging factory

(1) Including any renewal options.
(2) We lease 5,800 sq. ft. and sublease 1,000 sq. ft. to an affiliated party, Macpell, through the year 2004.
(3) We lease this property from a subsidiary of Macpell.
(4) Not including an additional option for 15 years lease exercisable every three years on a 90 days' prior advance notice.

            Our Hi-Tex 1, Hi-Tex 2, Central Factory and Delivery Warehouse facilities in Segev are leased from a subsidiary of Macpell. See "Item 7. Major Shareholders and Related Party Transactions - 7B. Related Party Transactions - Relationships and Transactions with Macpell - Lease Arrangement."

            In March 2004, we entered into an agreement to lease 7,889 square feet in Petach Tikva until 2008 for our management offices, which will replace our existing management offices in Bnei Brak during the third quarter of 2004.

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

UNITED STATES

            As of December 31, 2003, Alba maintained manufacturing and administrative facilities at the following sites in the United States:


                              APPROX.          NUMBER OF
FACILITY IN UNITED STATES     SQUARE FOOTAGE   EMPLOYEES   FUNCTION
----------------------------  ---------------  ----------  ---------------------
Valdese, NC - Alba..........     157,000           14      Warehouse (Consumer
                                                           Products)
Rockwood, TN (AlbaHealth)...     245,940          326      Knitting, Yarn
                                                           Processing &
                                                           Finishing (Health
                                                           Products)
Valdese, NC - Offices.......      52,000           23      Corporate
                                                           headquarters
New York City - Offices.....       3,200            3      Sales Offices and
                                                           Showroom
Portland, OR- Offices ......       2,029            3      Sales Offices and
                                                           Showroom


            We also own two facilities in Valdese, NC (of approximately 178,300 and 81,000 square footage), which are currently unused. We are exploring opportunities to sell or lease these facilities.

            All plants are of brick and steel construction, and most areas have been air-conditioned. Alba leases its New York City office under a lease that expires in April 2005. Alba also leases its office in Portland, Oregon that expires in February 2006. The remainder of Alba's physical properties are held in fee simple. Alba's physical properties are subject to a lien pursuant to a credit agreement entered into in connection with the acquisition of Alba. See "Item 10. Additional Information - 10C. Material Contracts - Credit Agreement." We believe our existing facilities in the United States are well-maintained, in good operating condition and provide adequate space for Alba's current level of operations as well as for a significant increase in sales volume.

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

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

GENERAL

      OUR BUSINESS; DEVELOPMENTS

            We manufacture intimate apparel, active-wear and swim-wear sold throughout the world by name-brand marketers as well as well known American retailers and designer labels. Through the utilization of manufacturing technologies and techniques developed or refined by us, we are able to mass-produce quality garments featuring unique designs tailored to our customers' individual specifications at competitive prices. Our product line includes knitted briefs, bras, tank tops, boxers, leggings, crop, T-shirts, nightwear, bodysuits, swim wear, beach wear and active-wear.

            We have three divisions: Cut & Sew, Seamless (also called Hi-Tex) and Healthcare. Our Cut & Sew Division, which manufactures intimate apparel, active-wear and swim-wear products, generated approximately 32% of our revenues during 2003. Our Seamless Division, which manufactures intimate apparel and active-wear products, generated approximately 45% of our revenues during 2003. Our Healthcare Division generated approximately 23% of our revenues during 2003.

            We are known for the technological innovation of our Hi-Tex and Cut-and-Sew manufacturing processes. Our cut and sew manufacturing process involves a vertically integrated production process and automated production techniques using our automatic knitting machines. We are involved in all steps in the process, from the design of the product to the knitting, dyeing, cutting and sewing of the product. The manufacturing for our Cut & Sew Division is mainly in Israel and Jordan.

            Our Hi-Tex manufacturing process also involves a vertically integrated production process, from the design of the product to the knitting, dyeing and sewing of the product. However, our Hi-Tex manufacturing process utilizes state-of-the-art technology that eliminates a significant number of stages of the manufacturing process while enabling our Hi-Tex Division to produce a substantially wider range of fabrics, styles and product lines at a consistently high level of comfort, quality and durability. The Hi-Tex manufacturing process was developed in-house through the adaptation and configuration of machinery and equipment purchased from third parties. Although developed for our exclusive use, most of these adaptations and configurations are not patented. The manufacturing for our Hi-Tex Division takes mainly in Israel, where we operated approximately 675 fully equipped Santoni knitting machines as of December 31, 2003.

            Our Healthcare Division manufactures a range of textile healthcare products, which are manufactured in the United States, Mexico and Sri Lanka.

            In the end of 2002 and in 2003, we implemented strategic steps in order to focus on our core business of apparel, consolidate our seamless manufacturing facilities and expand our sale of new products, including active-wear products. In September 2002, we sold approximately 52% of our interest in Alba's Healthcare Division. In the fourth quarter of 2002, we commenced the shifting of manufacturing of Alba's Seamless Division to our Hi-Tex Division's manufacturing facility in Israel, which was completed in the second quarter of 2003. In addition, during 2003, we invested significant efforts to develop and expand our sales of new products, including active-wear products, to diversify our product line and our client base.

                  The shifting of manufacturing to Israel, together with the manufacturing in that facility of new, more complicated active-wear products in shorter production runs, adversely affected the operational efficiency of our Hi-Tex Division manufacturing facility in Israel for a longer period of time than expected. This also entailed extra productions costs and selling expenses for air shipments. The lower operational efficiencies compared to 2002, the extra costs, coupled with lower sales to our major customer and the strengthening of the NIS compared to the USD, were the main reasons for the decrease in our operating income in 2003 compared to 2002.

      CURRENCY; REVENUES; RAW MATERIALS

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

            Substantially all of our revenues are derived from the sale of our products, primarily in the United States. We recognize revenues from the sale of our products upon shipment. Our payment terms vary based on customer and length of relationship. We do not have any long-term supply obligations.

            We purchase our raw materials from several international and domestic suppliers and historically have not experienced any difficulty in obtaining raw materials to meet production requirements. Raw materials are generally purchased against actual orders, although we have a policy of maintaining a minimum level of those raw materials that are in repeated demand. From time to time, when market conditions are favorable, we have entered into contracts with various suppliers of basic cotton for delivery over a period of three to six months.

OPERATING RESULTS

            The following table sets forth our results of operations expressed as a percentage of total sales for the periods indicated:



                                                       YEAR ENDED DECEMBER 31,
                                                    ---------------------------
                                                      2001      2002     2003
                                                    --------  -------  --------
Sales..............................................   100.0%    100.0%   100.0%
Cost of sales......................................    89.5      80.4     84.7
                                                    -------   -------  -------
Gross profit ......................................    10.5      19.6     15.3
Selling, general and administrative
 expenses..........................................    10.7      11.6     12.5
                                                    -------   -------  -------
Operating income before financing
 expenses..........................................    (0.2)      8.0      2.8
Financing income (expense), net....................    (5.0)     (2.9)    (3.4)
Other income (expenses)............................    (0.4)     (1.2)     0.2
                                                    -------   -------  -------
Income (loss) before income taxes..................    (5.6)      3.9     (0.4)
Income tax expense (benefit).......................    (0.4)      2.6       (0)
                                                    -------   -------  -------
Income (loss) after income taxes...................    (5.2)      1.3     (0.4)
Equity in losses of affiliated company.............    (0.1)     (0.2)   (0.11)
Minority interests.................................      --      (0.4)    (1.6)
                                                    -------   -------  -------
Net income  (loss) from ordinary activities........    (5.3)      0.7    (2.11)
                                                    =======   =======  =======
Cumulative effect of change in accounting principle      --      (9.9)      --
Net income (loss)..................................    (5.3)%    (9.2)%  (2.11)%
                                                    =======   =======  =======

      YEAR ENDED DECEMBER 31, 2003 COMPARED WITH YEAR ENDED DECEMBER 31, 2002

            SALES

            Sales for the year ended December 31, 2003 were $163.1 million, 14.3% below the sales of $190.3 million for the year ended December 31, 2002. This decrease in sales was due primarily to a decrease in sales to our major customer resulting mainly from an acceleration of orders to the fourth quarter of 2002 from the first quarter of 2003 in expectation of the war in Iraq; transfer of orders from Israel to manufacturers in other countries in expectation of the war in Iraq and other factors; decreased prices in particular projects due to increased competition; and decreased demand for some our products in the stores of our major customer. Our sales of intimate apparel (other than to our major customer) decreased from $51.5 million in 2002 to $46.8 million in 2003, while our sales of active-wear and swimwear products increased from $6.5 million in 2002 to $15.8 million in 2003.

            COST OF SALES

            Cost of sales consists primarily of materials, certain salaries and related expenses, subcontracting expenses and other overhead expenses related to our manufacturing operations. Cost of sales decreased by 8.8% to $138.1 million in 2003 as compared to $151.4 million in 2002 primarily due to the decrease in sales, although the decrease in cost of sales was offset by an increase in cost of sales due to operating inefficiencies and extra costs resulting from the consolidation of manufacturing facilities and the expansion of sales of active-wear products. As a percentage of sales, cost of sales increased to 84.7% in 2003 as compared to 79.6% in 2002 primarily due to our decreased sales, the operating inefficiencies referred to above and the strengthening of the NIS compared to the USD. Although we believe that our efficiency will improve as we continue to manufacture our new product lines, we cannot assure that we will be able to return to our previous efficiency levels in the future.

            SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

            Selling, general and administrative expenses consist primarily of costs relating to salaries to employees engaged in sales, marketing, distribution, administration and management activities, freight and other administrative costs. Selling, general and administrative expenses increased by 10.7% to $20.3 million in 2003 as compared to $18.4 million in 2002. As a percentage of sales, selling, general and administrative expenses increased to 12.5% in 2003 as compared to 9.6% in 2002. This increase was due to air freight charges of approximately $2 million due to delays in supplying orders to customers resulting from the operating inefficiencies referred to above. We believe that our air freight charges in 2004 will be less than 2003 due to improvements in our operating efficiencies, although we cannot assure that substantially all such air freight charges will be eliminated.

            FINANCING EXPENSES, NET

            Financing expenses slightly increased to $5.6 million in 2003 as compared to $5.5 million in 2002. Financing expenses were relatively unchanged from 2002 because the principal amount of bank debt, capital lease and other loans remained at approximately at the same level as in 2002, and there was no material change in the interest rate paid by us on this debt from 2002 to 2003. We believe that following the closing of the contemplated equity financings described in "Item 10. Additional Information - 10C. Material Contracts" our financing expenses will be reduced by approximately $800,000 annually.

            INCOME TAXES

            Tax expenses for 2003 were $0.1 million as compared to $5.0 million for 2002, as a result of $0.7 million pretax loss this period compared to pretax income of $7.5 million for the same period last year. Commencing from 2002, we ceased to record tax benefits with respect to losses in Alba. In 2003, we reduced our deferred taxes in Alba by $1 million as a result of an adjustment of our expected utilization of deferred taxes in light of expected future earnings. Although we currently estimate that we will be able to utilize the remaining balance of the deferred taxes in Alba, we cannot assure that we will be able to do so.

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

LIQUIDITY AND CAPITAL RESOURCES

      2003 SOURCES AND USES OF CASH

     During 2003, we generated approximately $2.9 million in cash from operating activities. This cash flow, together with short term borrowings of approximately $15.6 million, enabled us to repay $15.6 million of bank loans and capital leases in 2003, pay a dividend of $1.2 million to minority shareholders in one of our subsidiaries and finance our $1.8 million investment in fixed assets, net of government grants and proceeds from the sale of fixed assets. During 2003, we received government grants in the approximate amount of $1.9 million and received proceeds from the sale of fixed assets of $0.5 million, which were used to finance part of our $4.1 million investments in fixed assets. At December 31, 2003, we had cash and cash equivalents of $6.9 million, as compared to $6.7 million a year earlier.

            During 2003, our cash flow decreased in comparison to 2002 mainly due to a decrease in our operating income, an increase in our accounts receivable due to a change in the mix of our customers, an increase in our inventory and due to payments for expenses recorded in 2002 related to the shift of manufacturing for Alba's Consumer Division to Israel.

      CONTRACTUAL AND OTHER COMMITMENTS

            We have various commitments primarily related to long-term debt, capital lease obligations and short term debt. The following tables provides details regarding our contractual cash obligations and other commercial commitments subsequent to December 31, 2003:



     CONTRACTUAL
     OBLIGATIONS             TOTAL     2004     2005     2006     2007 +
     ----------------------- --------- -------- -------- -------- -------
     Long-Term Bank Debt     $65.8     $ 9.8    $24.4    $20.1    $11.5
     Capital Lease           $ 1.7     $ 1.4    $ 0.3       --        -
     Obligations
     Other Long-Term         $ 1.0     $ 0.5    $ 0.5       --        -
     Obligations
     TOTAL CONTRACTUAL       $68.5     $11.7    $25.2    $20.1    $11.5
     CASH OBLIGATIONS



     Other Commercial                  Total amounts
     commitments                       committed         2004
     --------------------------------- --------------    -----
     Lines of Credit                   $29.1             $29.1
     Short Term Bank Debt              $2.7              $2.7
     Guarantees/Letters of Credit      $3.8              $3.8
     TOTAL COMMERCIAL COMMITMENTS      $35.6             $35.6


1 These credit line facilities are not limited in time. These amounts currently mature on December 31, 2004.

      LOAN FACILITIES

            At December 31, 2003, outstanding borrowings from banks and other financial institutions totaled approximately $98.6 million, comprised of approximately $66.8 million of long term-debt, including current maturities of $10.3 million, and approximately $31.8 million of short-term debt. The bank loans bear interest at LIBOR plus 1.25% to 4.5%, and are scheduled to mature during the next six years.

            Long-term loans include a term loan facility with Bank Hapoalim B.M. and Israel Discount Bank of New York entered into in connection with the acquisition of Alba, in the outstanding amount of $25.6 million payable in 5 semi-annual installments (the last four in installments of approximately $6 million each) commencing January 17, 2005. The term loan facility and a related revolving credit facility are secured by a floating lien on all the personal property of Alba and its subsidiaries, pledges of all non-margin stock of Alba owned by our U.S. subsidiary, Tefron U.S. Holdings Corp., and all subsidiary stock then owned by Alba, and guaranties made by us, Tefron U.S. Holdings Corp. The bank loan agreements contain various covenants which require, among others, that we maintain certain financial ratios related to shareholders' equity and operating results. In addition, the terms prohibit Alba from incurring certain additional indebtedness, limit certain investments, advances or loans and restrict substantial asset sales, cash dividends and other payments to shareholders of Alba. These covenants and restrictions could hinder us in its operations and growth.

            Our shareholders equity as of December 31, 2003 was $36.7 million and our ratio of shareholders'equity to total assets was 18.1%. These figures were below the minimum level of approximately $67 million for shareholders' equity and the minimum percentage of 30% for our ratio of shareholders' equity to total assets required by the covenants under our credit facility with Bank Hapoalim B.M. and Israel Discount Bank of New York. Bank Hapoalim has agreed to amend the minimum shareholders' equity requirement to $36.5 million and the ratio of shareholders' equity to total assets to not less than 18% for the period from December 31, 2003 to March 31, 2004 (inclusive). Israeli Discount Bank has agreed to amend the minimum shareholders' equity requirement to $36.5 million and the ratio of shareholders equity to total assets to not less than 18% for the period from December 31, 2003 to March 31, 2004 (not including financial statements as of March 31, 2004).

            Subject to their receipt of $15 million from the proceeds of the contemplated equity investments described below under "Contemplated Equity Financings", Bank Hapoalim and Israel Discount Bank have agreed to permanently amend our shareholders' equity requirement to not less than $40 million and our ratio of shareholders' equity to total assets to not less than 20% and, subject to receipt of such amounts, have also agreed to extend the repayment schedule of the long term debt due to them commencing with the payments due for 2005. Under the agreement, the aggregate amount of $56 million currently due to be paid during the years 2005-2007 would be spread over the period from 2005-2012, such that during each such year from 2005 until 2012 we would be obligated to pay approximately $7 million. In addition to their receipt of the proceeds from the equity financings, this agreement by the banks is subject to negotiation of final documentation with us.

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

            Our short-term debt in the amount of approximately $31.8 million consists of a $3 million term loan due during 2004 and one-year revolving credit facilities in the aggregate amount of approximately $28.8 million with various expiration dates during 2004. We expect that the one-year revolving credit facilities will be renewed beyond their respective expiration dates. However, the lenders under such revolving credit facilities are under no obligation to renew such facilities. In the event that these facilities are not renewed, we may be unable to repay outstanding amounts, and the lenders may, as a result, declare all amounts borrowed to be due and payable. A default under the revolving credit facilities may also trigger a default under the long-term loan facilities described above.

      CONTEMPLATED EQUITY FINANCINGS

            On February 17, 2004, we announced that we had entered into an agreement with Norfet, Limited Partnership ("Norfet"), controlled by FIMI Opportunity Fund and certain other co-investors. Under this agreement, the investor agreed to invest $15 million in cash in Tefron for approximately 3.53 million ordinary shares at a base price of $4.25 per share, subject to the fulfillment of certain terms precedents. In addition, on March 3, 2004, we announced that we has entered into an additional agreement with a group of investors represented by Mr. Zvi Limon, under which the investors agreed to invest $5 million in cash in Tefron for approximately 1.07 million ordinary shares at a base price of $4.65 per share, subject to the closing of the FIMI agreement. See "Item 10. Additional Information - C. Material Agreements - FIMI Agreements". We expect that we will apply $15 million of the aggregate amount of $20 million from these contemplated investments to repay short-term debt.

            Also, on March 9, 2004, we announced that we had entered into an equity line credit facility with Brittany Capital Management Ltd. ("Brittany"), an entity advised by Southridge Capital Management LLC. Under the agreement, we have an option to call funds of up to the lesser of $15 million or 19.9% of our outstanding share capital over the next three years. Under the financing facility, we will be entitled to issue shares to Brittany from time to time, at our own election, subject to certain minimum and maximum limitations, but in no event will Brittany be obligated to own more than 4.99% of our ordinary shares at any one time. The price to be paid by Brittany will be at a discount of 6% to the market price of our ordinary shares (as calculated under the agreement) during a period prior to the issuance of the shares. Before drawing on the equity line, we must satisfy certain closing conditions, including the effectiveness of a registration statement that we must file relating to the shares to be issued to Brittany. See "Item 10. Additional Information - C. Material Agreements - Equity Line Credit Facility ". We expect that we will apply any proceeds from the equity line credit facility for investments in equipment and for working capital.

      OUTLOOK

            We currently believe that our cash flow from ongoing operations, our available bank credit and proceeds from equity financings will be sufficient to finance all of our ongoing costs and our planed investment in our business through 2004. However, we may not generate sufficient cash from operations to finance our ongoing costs and service our high level of debt. See "Item 3. Key Information - 3D. Risk Factors," in particular "- We depend on a small number of principal customers who have in the past bought our products in large volumes," "Our principal customers are in the retail industry, which is subject to substantial cyclical variations" and "- Our markets are highly competitive and some of our competitors have numerous advantages over us; we may not be able to compete successfully." In the event sufficient cash from operations are not generated, we may need to renegotiate the terms of the debt, refinance the debt, obtain additional financing, postpone capital expenditures or sell assets. If the lenders decline to renegotiate the terms of the debt, the lenders could declare all amounts borrowed to be due and payable. If we are unable to repay the debt, the lenders could foreclose on our assets that are subject to liens and sell the assets to satisfy the debt. See "Item 3. Key Information - 3D. Risk Factors - Our debt obligations may hinder our growth and put us at a competitive disadvantage," "We require a significant amount of cash to pay our debt " and "Due to restrictions in our loan agreements, we may not be able to operate our business as we desire." See "Item 10. Additional Information - 10C. Material Contracts - Credit Agreement."

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

      INVENTORY

            We manufacture products against orders from our customers and in most cases, purchase raw materials against these orders. We hold basic levels of inventory for raw materials that are in repeated demand. From time to time, we estimate the excess inventory of products and raw materials which are not designated for existing orders as well as inventory that is not of saleable quality, estimate their market value and reduce their carrying value accordingly. Misjudgment in planning the basic levels of inventory or in the assessment of the market value of the excess raw materials and products may require us to record an inventory mark down.

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

      GOODWILL

            Goodwill represents excess of the costs over the net assets of businesses acquired. Goodwill that arose from acquisitions prior to July 1, 2001 was amortized until December 31, 2001 on a straight-line basis over forty years. Under Statement of Financial Accounting Standard No. 142, goodwill acquired in a business combination for which date is on or after July 1, 2001 shall not be amortized.

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

            The carrying value of goodwill recorded in our financial statement is related to the AlbaHealth reporting unit. In preparation of the financial statements for the year 2003, we completed our most recent review performed by an independent expert of this reporting unit, which determined that its fair value is greater than its carrying value, and therefore no impairment was required in the recorded goodwill for this period. The review process uses the income method and is based on a discounted future cash flow approach that uses estimates for cash flow, growth of sales, profits and cost of capital, among others, for the AlbaHealth reporting unit. We may incur charges for the impairment of goodwill in the future if AlbaHealth fails to meet our assumed cash flow, growth of sales and profits, or if interest rates increase significantly.

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

            We must assess the likelihood that we will be able to recover our deferred tax assets. We review the balance of deferred taxes in relation to our anticipated profits and if we estimate that it is not likely that our anticipated profits will materialize, we record a valuation allowance against the deferred tax assets accordingly. A future decrease in our profits or anticipated profits may result in an additional adjustment to the carrying amount of our deferred taxes.

            In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations, particularly under the Law for Encouragement of Capital Investments, 1959, or the Investments Law. We estimate our tax liabilities under the various investment programs under the Investments Law based on a complex mix of factors, including our estimates of our future growth of revenues, the particular investment program under which revenue will be generated and the location where such revenues will be generated. We may need to record a charge for tax if our estimates are inaccurate.

RESEARCH AND DEVELOPMENT

            Our research and development department continually strives to improve technologies and products and develop new lines of products. We estimate that we invested approximately $2.0 million to $2.5 million in 2000, $2.5 million to $3 million in 2001, $3.5 million to $4.0 million in 2002, and $4 million to $4.5 million in 2003 on research and development, including Alba.

IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS

            Because most of our revenues in the foreseeable future are expected to continue to be generated in U.S. dollars and a significant portion of our expenses are expected to continue to be incurred in NIS, we are exposed to the risk of appreciation of the NIS vis-a-vis the U.S. dollar. This appreciation would cause an increase in our NIS expenses as recorded in our U.S. dollar denominated financial reports even though the expenses denominated in NIS will remain unchanged. A portion of our NIS denominated expenses is linked to changes in the Israeli cost of living index, a portion is linked to increases in NIS payments under collective bargaining agreements and a portion is unlinked.

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

            In 2001 and 2002, the rate of devaluation of the NIS vis-a-vis the dollar exceeded the inflation rate in Israel. During 2001 and 2002, the rate of inflation was 1.4% and 6.5%, respectively, while NIS devalued against the U.S. dollar by 9.3% and 7.3% in 2001 and 2002. During 2003, the rate of inflation was (1.9)%, while NIS appreciated against the U.S. dollar by 7.6%. However, to the extent in the future that the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the dollar or if the timing of such devaluation lags behind inflation in Israel, we may be adversely affected.

            A devaluation of the NIS in relation to the dollar would have the effect of decreasing the dollar value of any assets or receivables denominated in NIS (unless such receivables are linked to the dollar). Such a devaluation would also have the effect of reducing the dollar amount of any of our expenses or liabilities which are denominated in NIS (unless such expenses or payables are linked to the dollar). Conversely, any increase in the value of the NIS in relation to the dollar will have the effect of increasing the dollar value of any of our unlinked NIS assets and the dollar amounts of any of our unlinked NIS liabilities and expenses. During 2003, we incurred expenses of approximately $1.5 million due to the appreciation of the NIS in relation to the dollar. This appreciation may continue in 2004.

            Because exchange rates between the NIS and the dollar fluctuate continuously (albeit with a historically declining trend in the value of the NIS), exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and on period-to-period comparisons of our results. This impact is recorded in our consolidated financial statements in accordance with applicable accounting principles. We may from time to time utilize derivative financial instruments to manage risk exposure to movements in foreign exchange rates. . We do not engage in any speculative or profit motivated hedging activities. See "Item 3. Key Information - 3D. Risk Factors. Since most of our revenues are generated in US dollars and a large part of our expenses are in Israeli currency, we are subject to fluctuations in inflation and currency rates."

EFFECTIVE CORPORATE TAX RATE

            The taxable income of Israeli corporations is generally subject to corporate tax at the statutory rate of 36%, which has been in effect since 1996. However, most of our manufacturing facilities in Israel have been granted Approved Enterprise status under the Investment Law, and consequently income derived from such facilities is eligible, subject to compliance with certain requirements, for certain tax benefits beginning when such facilities first generate taxable income. We have derived most of our income from our Approved Enterprise facilities. Subject to compliance with applicable requirements, income derived from our Approved Enterprise facilities will be subject to corporate tax at a rate of 25% for the earlier between: (i) ten years beginning in the year that we had taxable income, (ii) twelve years from commencement of production, or (iii) fourteen years from the date of approval.

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


YEAR ENDED DECEMBER 31,       AVERAGE RATE     HIGH      LOW    PERIOD END
--------------------------    ------------     ----      ---    ----------
                                              (NIS PER $1.00)

1997......................        3.45         3.59      3.24       3.54
1998......................        3.80         4.37      3.54       4.16
1999......................        4.14         4.29      4.01       4.15
2000......................        4.08         4.20      3.97       4.04
2001......................        4.21         4.42      4.04       4.42
2002......................        4.74         4.99      4.42       4.74
2003......................        4.54         4.92      4.28       4.38

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.   DIRECTORS AND SENIOR MANAGEMENT

            The following table sets forth certain information concerning our current directors, senior management and key employees:


Name                         Age     Position
----                         ---     --------
Arie Wolfson............      42     Chairman of the Board
Sigi Rabinowicz.........      55     President and Director
Yosef Shiran............      42     Chief Executive Officer and Director
Micha Korman............      49     Director
Meir Shamir.............      52     Director
Yarom Oren..............      34     Director
Shirith Kasher..........      36     Director
Ofer Tsimchi............      44     External Director until July 15, 2004
Zvi Greengold...........      52     External Director until July 15, 2004
Arie Arieli.............      52     External Director
Yacov Elinav............      59     External Director from July 15, 2004
Dan Mesika..............      40     Chief Executive Officer of Alba and of
                                     AlbaHealth
Gil Rozen...............      43     Chief Financial Officer
Eran Shachar............      35     Vice President of Sales and Marketing
Yossi Zilber............      40     Chief Operating Officer
Talya Hanan.............      43     Vice President - Global Innovation
Itamar Harchol..........      45     Chief Technology Officer
Tchiya R. Fortus .......      45     Company Secretary and Legal Counsel
Margalit Shahar.........      37     Manager of Human Resources


            ARIE WOLFSON joined Tefron in 1987 and has served as Chairman of the Board of Directors since August 2002. He also served as Chairman of the Board of Directors from 1997 to 2000, and as President from 1993 to 2000. Mr. Wolfson served as Chief Financial Officer from 1988 to 1990 and Assistant to the Chief Executive Officer from 1990 to 1993. Mr. Wolfson has also served as Chairman of Macpell Industries Ltd., a principal shareholder in Tefron, since 1998 and served as Chief Executive Officer of Macpell from 1998 until March 2003. Mr. Wolfson is a graduate of High Talmudical Colleges in the United States and in Israel.

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

            MICHA KORMAN has served as a director of the Company since October 2002. Mr. Korman leads the recovery and rehabilitation process for companies. Mr. Korman held various senior management positions in the Company from 1991 until 2003. From October 2000, he served as the Executive Vice President of the Company. Prior to that, Mr. Korman was Chief Financial Officer of the Company from 1991 to September 2000. Prior to joining the Company, Mr. Korman held various senior financial and management positions with companies in the hi-tech, beverage and food and communication industries. Mr. Korman holds a Bachelors degree in Economics and Business Administration from Bar-Ilan University.

            MEIR SHAMIR was elected as a director of the Company on March 31, 2004 and has been the Chairman of Mivtach Shamir Ltd., an investment company traded on the Tel-Aviv Stock Exchange, since 1992. Mr. Shamir also serves as a director of each of the following companies: Lipman Electronic Engineering Ltd, a manufacturer of electronic clearance systems; Wizcom Technologies Ltd. which is engaged in the field of electronics and is traded on the Deutsche Borse A.G.; Digal Investments and Holdings Ltd, a real estate holding company traded on the Tel-Aviv Stock Exchange; and Technoplus Ventures Ltd, a venture capital firm traded on the Tel Aviv Stock Exchange.

            YAROM OREN was elected as a director of the Company on March 31, 2004 and is Senior Partner at First Israel Mezzanine Investors Ltd. and FIMI 2001 Ltd. Mr. Oren also serves as a director of Caesarea Creation Ltd., a textile manufacturer, Tadir Gan Precision Products Ltd., a die casting manufacturer, and Mez Op Holdings Ltd. a holding company wholly owned by FIMI. Yarom Oren holds a B.SC in Industrial Engineering from Tel Aviv University and an MBA from WBS England.

            SHIRITH KASHER was elected as a director of the Company on March 31, 2004 and has been a General Counsel and Secretary of Israel Phoenix Insurance Company Ltd. since 2001 and General Counsel of Atara Investment Company Ltd. and Atara Technology Ventures Limited (both from the Phoenix Group) since 2002. From 1997 to 2000, Ms. Kasher worked at S. Horowitz & Co., first as an Articled Clerk and then as an Advocate. Ms. Kasher is currently a director at Mehadrin Ltd. Ms. Kasher holds a B.Sc., an M.Sc. from the Human Genetics department of the Sackler Medical School, and an LLB, all from Tel Aviv University and is admitted to practice law in Israel.

            OFER TSIMCHI has served as an External Director of Tefron since July 2001. Mr. Tsimchi currently provides business development and marketing consulting services to a foreign investment entity in the bio-technological field. Mr. Tsimchi served as the Chief Executive Officer of Insider Financial Services Online Ltd until April 2001. From 1997 to 2000, Mr. Tsimchi served as the Chief Executive Officer of Inbar Reinforced Polyester Ltd., and from 1993 to 1997, as Manager of Sales and Marketing. From 1990 to 1993, Mr. Tsimchi served as the Secretary of Kibbutz Hemdia. Mr. Tsimchi holds a bachelor's degree in Economics and Agriculture, and is pursuing a master's degree in Business Administration, both from the Hebrew University in Jerusalem, Israel. Mr. Tsimichi's term as External Director ends on July 15, 2004.

            ZVI GREENGOLD has served as an External Director of Tefron since July 2001. Mr. Greengold served as the Managing Director of Caribbean Petroleum, Corp., a company that manufactures and markets fuel products in Puerto Rico, from 2000 to April 2001. Mr. Greengold served as the General Manager of the Israeli Oil Refineries Ltd. from 1999 to 2000. From 1996 to 1998, Mr. Greengold served as the Managing Director of Electro-Chemicals Ltd., a company that manufactures Polyvinyl Chloride and unorganic chemicals and whose shares are traded on both the Tel Aviv Stock Exchange and the American Stock Exchange. During 1986 to 1996, Mr. Greengold held various positions at Electro-Chemicals Ltd., including Chief Financial Officer, Vice President of Organization and Logistics, Vice President of Finance and Organization and Vice Managing Director. Mr. Greengold holds a bachelor's degree in Economics and Administration from the Rupin College in Israel. Mr. Greengold's term as External Director ends on July 15, 2004

            ARIE ARIELI has served as an External Director of Tefron since July 2000. Since 1988, Mr. Arieli has been the legal counsel for the Israel Phoenix Insurance Company. Mr. Arieli has served as Director of the Public for Offer Commercial Centers Ltd. between 1993 and 1998 and is currently serving as an External Director for Amit Profitable Company for the Management of Pensions and Compensation Ltd. and for Master-Bit, the Israeli Students Insurance Agency Ltd.

            Upon expiration of the terms of Ofer Tsimichi and Zvi Greengold as External Directors, they will be replaced by Yacov Elinav, who was elected by the shareholders of the Company as an external director commencing on July 15, 2004. Mr. Elinav will serve as an External Director together with Mr. Arie Arieli. Below is certain information about Mr. Elinav based on information supplied by him.

            YACOV ELINAV has been a member of the Board of Management of Bank Hapoalim B.M. between 1991 and July 2003. Mr. Elinav also serves as Chairman of the Board of Diur B.P. Ltd. and is a director of Amot Investment Ltd., Mivnei Ta'asia Ltd., Middle East Tube Ltd. and other entities and is an external director of Office Textile Ltd. Mr. Elinav formerly served as a director of other prominent Israeli companies.

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

            ERAN SHACHAR joined Tefron in January 2004 as VP Marketing and Sales. Prior to joining Tefron, between 1999 and 2003, he managed Nokia Networks operations in Israel and prior to that, between 1996 and 1998, managed the Housewear Business Unit in Keter Plastics Ltd. From 1993 until 1996, Mr. Shachar managed the cheese devision in the Strauss- Danone Israel Group. Mr. Shachar holds a BA and a Masters degree in Business Administration from Bar Ilan University.

            YOSSI ZILBER joined Tefron as Chief Operating Officer in March 2004. Prior to joining Tefron, from 1998 until the end of 2002, Mr. Zilber was the manager of Amgat which is a subsidiary of Amraz Plastics Ltd, an injection molding and extrusion company. Between 1996 and 1997, Mr. Zilber served as the plant manager of the salad factory of the Strauss- Danone Israel Group, and prior to that was a logistics manager in Teva Pharmaceuticals Ltd. Mr. Zilber holds a B.Sc. degree in Industrial Engineering from Tel - Aviv University.

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

            TCHIYA R. FORTUS joined Tefron in 1998 as Company Secretary and Legal Counsel. Prior to joining Tefron, Ms. Fortus served as a lawyer in Discount Investment Corporation Ltd. from 1989 to 1997, and earlier served as Legal Counsel and Company Secretary with companies in the construction and medical imaging industries. Ms. Fortus was admitted to the Israel Bar in 1983 and holds a bachelors and masters degree in Law and a masters degree in Business Administration, all from Tel-Aviv University.

            MARGALIT SHAHAR joined Tefron in May 2002 as Manager of Human Resources. Between 1998 and 2001 Ms. Shahar served Spandex Elastic Fibers Ltd, a start up that developed elastic fibers, as manager of human resources, and before that, held the same position for PCB Electronics Ltd. for a period of three years. Ms. Shahar holds a bachelors and a masters degree in Social Work from the Haifa University.

MACPELL SHAREHOLDERS' AGREEMENT

            The Macpell Shareholders Agreement relates, among other things, to the election of Directors of Tefron. The agreement provides, among other things, that subject to the agreement of the shareholders in Tefron, the distribution of the directors on Terfon's Board of Directors will reflect the direct and indirect holdings in Tefron (including through Macpell) of the parties to the agreement. The current designees of Macpell and its major shareholders (Arwol, Ruimi and Riza) are Messrs. Wolfson and Rabinowicz. See "Item 7 - Major Shareholders and Related Party Transactions - 7B. - Related Party Transaction - Macpell Shareholders' Agreement." See "Item 10. Additional Information - C. Material Agreements - FIMI Agreements - Macpell Agreement" for a description of the agreement between Arwol, Macpell and Norfet, Limited Partnership regarding the election of members to Tefron's Board of Directors.

6B.   COMPENSATION

            The aggregate direct remuneration paid to all Directors and senior management as a group for services in all capacities for the year ended December 31, 2003 was approximately $1.7 million, of which $71,000 was paid to Directors in their capacities as Directors. This amount includes $136,000 which was set aside or accrued to provide pension, retirement or similar benefits. The amount does not include any amounts expended by us for automobiles made available to its officers, expenses (including business travel and professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

            In 2003, we granted options for 152,284 Ordinary Shares under the Share Option Plan, of which 142,964 were granted to Directors and senior managers. Such options have an average exercise price of $3.50 per share and expire in 2013. Options for 98,835 Ordinary Shares under the Share Option Plan expired during 2003.

      EMPLOYMENT AGREEMENTS

            CHAIRMAN OF THE BOARD

            Under the terms of our consulting and management services agreement with Mr. Arie Wolfson, our Chairman of the Board of Directors, and with a company controlled by him, (the "Consulting Agreement") we pay to the company controlled by Mr. Wolfson: (1) compensation for consulting services in the amount of US$15,000 per month, plus 41% cost (equivalent to the cost we would have paid for a similar senior management wage), (2) reimbursement of vehicle expenses, (3) reimbursement of out-of-pocket expenses, and (4) reimbursement of other standard expenses customarily provided to persons serving in such capacity in Israel. These payments replace payments previously made to Macpell in the amount of $20,000 per month. In addition, the consulting and management services agreement includes non competition clauses.

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

            In the event the agreement is terminated, Mr. Wolfson will be entitled to exercise the options he would otherwise be entitled to exercise as of such date for a period ending 36 months after such termination.

            Pursuant to the terms of the agreement between Norfet, Limited Partnership and the Company, on March 31, 2004, the general meeting of shareholders of the Company approved an amendment to the Consulting Agreement which provides that as of the date on which Mr. Wolfson ceases to act as chairman of the board of directors of the Company, and for so long as Mr. Wolfson continues to provide consulting services to the Company, the annual amounts payable pursuant to the Consulting Agreement will be reduced from $253,800 to $120,000 per annum, each plus VAT. See "Item 10. Additional Information - 10C. Material Contracts - FIMI Agreements".

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

            CHIEF EXECUTIVE OFFICER

            Under the terms of our management services agreement with Mr. Yosef Shiran, our Chief Executive Officer, and with an entity controlled by him (the "Management Agreement"), we pay to the entity controlled by Mr. Shiran: (1) compensation for management services in the amount of US$26,663 plus NIS 2,065 per month, plus VAT as applicable by law, (2) reimbursement of any and all reasonable direct expenses including telephone, cellular phone and vehicle expenses and (3) annual grant that will not be higher than 2.5% of Tefron's Net Profit, as defined in the Management Agreement, and not lower than 1.5% of such Net Profit. In any case that the Audit Committee shall determine that the annual grant should be higher than 1.5% of the Net Profit, its decision will be subject to approvals of both the Board of Directors and the General Meeting of the Shareholders of Tefron, unless such approvals will no longer be required under applicable law. In March 2004, the Tefron shareholders approved that, upon the closing of the transactions with Norfet, Limited Partnership described in "Item
10. Additional Information - C. Material Agreements - FIMI Agreements", the Management Agreement will be amended and accordingly, from that date onwards the annual grant will be 2% of the Company's Net Profits, as defined under the Management Agreement.

            In addition, in 2001, we granted to Mr. Shiran options to purchase 300,000 Ordinary Shares at an exercise price per share of $3.56. Mr. Shiran was entitled to exercise 1/6 of the options (for 50,000 ordinary shares) at the end of the first three months of employment. At the end of each three months, starting at the end of the first half-year of his employment and ending at the end of the first 27 months of his employment, he is entitled to exercise 1/12 of the options (for 25,000 ordinary shares, and a total of 200,000 ordinary shares during such time period). At the end of the first thirty months of employment, he is entitled to exercise an additional 1/6 of the options (for 50,000 ordinary shares). These options are subject to the terms and conditions of our 1997 Share Option Plan. In 2002 we granted to Mr. Shiran options to purchase 15,000 Ordinary Shares with an exercise price per share of $3.59. These options are subject to the terms and conditions of our 1997 Share Option Plan. One-third of the options vested on August 5, 2003, and one-third of the options will vest on each of August 5, 2004 and 2005, subject to any relevant tax laws. In March 2004, the Tefron shareholders approved the grant to Mr. Shiran of options to purchase 650,000 Ordinary Shares at an exercise price of US$ 4.25 per share. These options will be issued upon the closing of the transactions with Norfet, Limited Partnership described in "Item 10. Additional Information - C. Material Agreements - FIMI Agreements". These options will be issued in accordance with our 1997 Share Option Plan and will be exercisable, subject to relevant tax laws, as follows:

            a. 162,500 Options would vest as of January 1, 2005 and thereafter

            b. at the end of each month, starting as of the end of January 2005 and ending at the end of December 2007, 1/48 (rounded up to the closest whole number which is approximately 13,542) of the Options granted would vest.

In the event the Management Agreement is terminated by us without "cause" or by Mr. Shiran, Mr. Shiran will be entitled to exercise the options he would otherwise be entitled to exercise as of such date for a period ending 36 months after such termination. Notwithstanding the foregoing, in the event we terminate the Management Agreement because of "Change in Control", Mr. Shiran will be entitled to exercise all of the 650,000 options not exercisable at the time of termination. In such a case, Mr. Shiran will be entitled to exercise these options within 30 days of the termination date. For the purpose of this grant, "Change of Control" means: if none of (i) FIMI Opportunity Fund, L.P. (and its affiliates and investors, including FIMI Israel Opportunity Fund, Limited Partnership) ("FIMI"); (ii) Arwol Holdings Ltd. ("Arwol"); and (iii) Macpell Industries Ltd., will be party to the shareholder agreement dated March 17, 2004 between such parties (described in "Item 10. Additional Information - C. Material Contracts - FIMI Agreements - Macpell Agreement"), or will otherwise effectively have Control of the Company. For that purpose, the term "Control" shall have the meaning given to that term (in Hebrew: "Shlita") on Section 1 of the Securities Law, 1968.

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

6C.   BOARD PRACTICES

            Each Director, other than the External Directors, is generally elected by a vote at the Annual General Meeting of shareholders and serves for a term of one year or until the following Annual General Meeting. Each External Director is elected to serve for a period of three years from the date of the Annual General Meeting. Each office holder officer will serve until his or her removal by the Board of Directors or resignation from office.

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

            Under the Companies Law, External Directors must be elected by a majority vote at a shareholders' meeting, provided that either: (1) the majority of shares voted at the meeting, including at least one-third of the shares of non-controlling shareholders voted at the meeting, vote in favor of the election; or (2) the total number of shares voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company. The initial term of an External Director is three years, which term may be extended for an additional three years. Each committee of a company's board of directors must include at least one External Director, and all External Directors must serve on the audit committee. The Company's External Directors are currently Ofer Tsimchi, Zvi Greengold and Arie Arieli. The shareholders of the Company have elected Yacov Elinav to serve as an external director commencing on July 15, 2004 upon expiration of the terms of Ofer Timschi and Zvi Greengold as External Directors.

      NEW YORK STOCK EXCHANGE REQUIREMENTS

            Our Ordinary Shares are listed on the New York Stock Exchange, and we are subject to the rules of the NYSE applicable to listed companies. Under the current NYSE rules, we are required to have an audit committee consisting of at least three directors, all of who must be independent. The independence standard under the NYSE rules generally excludes (1) any person who is an employee of a company or its affiliates or any person who is an immediate family member of an executive officer of a company or its affiliates, until the lapse of three years from the termination of such employment, (2) any person who is a partner, controlling shareholder or executive officer of an organization that has a business relationship with the company or who has a direct business relationship with a company, unless the board of directors of the company determines that the business relationship does not interfere with such person's independent judgment, or unless three years have lapsed from the termination of such relationship or his status as a partner, controlling shareholder or executive officer, and (3) any person who is employed as an executive of another corporation where any of the company's executives serves on that corporation's compensation committee.

      AUDIT COMMITTEE

            NYSE REQUIREMENTS. Under NYSE rules, we are required to have an audit committee consisting of at least three directors, all of whom are financially literate and independent and one of whom has accounting or related financial management expertise. The responsibilities of the audit committee under NYSE rules include evaluating the independence of a company's outside auditors. Pursuant to the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission (the "SEC") has issued new rules that, among other things, require the New York Stock Exchange to impose independence requirements on each member of the audit committee. The New York Stock Exchange has adopted rules that comply with the SEC's requirements and which are applicable to us by July 31, 2005.

            The adopted requirements implement two basic criteria for determining independence: (i) audit committee members would be barred from accepting any consulting, advisory or other compensatory fee from the issuer or an affiliate of the issuer, other than in the member's capacity as a member of the board of directors and any board committee, and (ii) audit committee members of an issuer that is not an investment company may not be an "affiliated person" of the issuer or any subsidiary of the issuer apart from his or her capacity as a member of the board and any board committee.

            The SEC has defined "affiliate" for non-investment companies as "a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified. "The term "control" is intended to be consistent with the other definitions of this term under the Securities Exchange Act of 1934, as "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise."

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

      COMMITTEES

            Our Board of Directors has established an Audit Committee, Compensation Committee and Contributions Committee. The Companies Law restricts the delegation of powers from the Board of Directors to its committees in certain manners. The Audit Committee exercises the powers of the Board of Directors with respect to our accounting, reporting and financial control practices, including exercising the responsibility, where appropriate, for reviewing potential conflicts of interest situations. The members of the Audit Committee are Messrs. Greengold, Arieli, and Tsimchi. The Compensation Committee administers our executive compensation and share option plans. The members of the Compensation Committee are Mr. Wolfson (Chairman of the Board), one of the external directors (Messrs. Greengold, Arieli, or Tsimchi) and Mr. Shiran (CEO). The Articles of Association provide that we may contribute reasonable sums for worthy causes, even if the contribution is not in the frame of our business considerations. The Board of Directors has delegated this power to the Contributions Committee. The members of the Contributions Committee are Messrs. Rabinowicz (President), Shiran and Arieli (external director). See "Item 10. Additional Information -10B. Memorandum and Articles of Association - Board of Directors."

6D.   EMPLOYEES

            At December 31, 2003, we employed 2,126 employees in Israel of whom 692 were salaried employees and 1,434 were hourly wage employees. At December 31, 2003, we employed 363 employees in the United States through our subsidiary, Alba, of whom 48 were salaried employees and 315 were hourly wage employees. At December 31, 2003, El-masira employed 341 employees in Jordan all of them were salaried employees

            At December 31, 2002, we employed 2, 011 employees in Israel of whom 582 were salaried employees and 1,429 were hourly wage employees. At December 31, 2002, we employed 644 employees in the United States through our subsidiary, Alba, of whom 79 were salaried employees and 565 were hourly wage employees. At December 31, 2002, El-masira employed 349 employees in Jordan, all of whom were salaried employees.

            At December 31, 2001, we employed 2,074 employees in Israel of whom 608 were salaried employees and 1,466 were hourly wage employees. At December 31, 2001, we employed 654 employees in the United States through our subsidiary, Alba, of whom 80 were salaried employees and 574 were hourly wage employees. At December 31, 2001, El-masira employed 342 employees in Jordan, all of whom were salaried employees.

            To increase the motivation of the workforce, many factory employees are eligible for bonuses based upon the number of units such employees produce in any given day. We believe that relations with our employees are good.

            Certain collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists' Association of Israel, or the Association) are applicable to our employees in Israel. In addition, a collective bargaining agreement relating to members of the Association, which governs employee relations in the textile and clothing industry, applies to most of our employees in Israel. These agreements concern, among other things, the maximum length of the work day and the work week, minimum wages, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. Furthermore, pursuant to certain provisions of such agreements, the wages of most of our employees are automatically adjusted in accordance with cost-of-living adjustments, as determined on a nationwide basis and pursuant to agreements with the Histadrut based on changes in the CPI. The amounts and frequency of such adjustments are modified from time to time.

            Israeli law generally requires the payment by employers of severance pay upon the retirement or death of an employee or upon termination of employment by the employer or, in certain circumstances, by the employee. We currently fund our ongoing severance obligations by making monthly payments to pension funds, employee accounts in a provident fund and insurance policies. In addition, according to the National Insurance Law, Israeli employees and employers are required to pay specified amounts to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Since January 1, 1995, such amounts also include payments for national health insurance payable by employees. The payments to the National Insurance Institute are determined progressively in accordance with the wages and range from 10.4% to 16.3% of wages, of which the employee contributes approximately 66% and the employer contributes approximately 34%. A majority of our permanent employees in Israel are covered by general and/or individual life and pension insurance policies providing customary benefits to employees, including retirement and severance benefits. The employers generally contribute up to 15.8% (depending on the employee) of base wages to such plans and the permanent employees contribute 5.0% of their base wages.

            None of Alba's employees are covered by a collective bargaining agreement.

6E.   SHARE OWNERSHIP

            As of March 29, 2004, the following directors and senior managers beneficially held the number of Ordinary Shares set forth in the table below. The information in this table is based on 12,412,166 Ordinary Shares outstanding as of March 29, 2004. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were currently exercisable at, or exercisable within 60 days of, March 29, 2004. The Ordinary Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options but are not treated as if they were outstanding for the purposes of computing the percentage ownership outstanding for any other person. Except as disclosed below, to our knowledge, none of the directors, officers or key executives listed in the Directors and Senior Management table appearing in
Item 6 above beneficially owns any Ordinary Shares.

            Following closing of the equity investments described in "Item 10. Additional Information- 10C. Material Contracts," the number of Ordinary Shares beneficially held by Arie Wolfson and Sigi Rabinowicz and their percentage ownership will be reduced.


                                                        % of Ordinary
                                 Number of              Shares
Name                             Ordinary Shares        Outstanding**
----------------------------     ---------------        --------------
Arie Wolfson................     6,286,700 (1)          50.3
Sigi Rabinowicz.............     4,648,081 (2)          36.9
Yos Shiran..................       305,000 (3)           2.4
Talya Hanan.................     *                      *
Tchiya R. Fortus............     *                      *
Micha Korman................     *                      *
Gil Rozen...................     *                      *
Dan Mesika..................     *                      *
Ofer Tsimchi................     *                      *
Zvi Greengold...............     *                      *
Arie Arieli.................     *                      *
Itamar Harchol..............     *                      *
Margalit Shahar.............     *                      *
All Directors and senior
managers as a group
(13 persons) ...............     7,065,239 (4)          53.3%


_________________________
*     Less than 1% of the outstanding Ordinary Shares.
** Does not take into account 997,400 Ordinary Shares held by a wholly owned subsidiary of the Company.

(1) Includes (a) 4,450,910 Ordinary Shares held by Macpell, (b) 1,760,690 Ordinary Shares held by Arwol Holdings Ltd., (c) 75,000 Ordinary Shares subject to options exercisable at $3.50 per share (which expire in 2012), and (d) 100 Ordinary Shares held by Mr. Wolfson Pursuant to Rule 13d-5 of the U.S. Securities Exchange Act of 1934, as amended, Mr. Wolfson may be deemed to beneficially own the 4,450,910 Ordinary Shares held by Macpell and the 1,760,690 Ordinary Shares held by Arwol. See "-6A. Directors and Senior Management - Macpell Shareholders' Agreement" and "Item 7. Major Shareholders and Related Party Transactions - 7B. Related Party Transactions - Relationships and Transactions with Macpell - Macpell Shareholders' Agreement." The table above does not include 2,250 Deferred Shares (representing 50% of the outstanding Deferred Shares) held by Mr. Wolfson. The Deferred Shares are non-transferable and entitle their holders, upon our liquidation, to the par value of the shares but to no voting, dividend or any other rights.

(2) Consists of (a) 4,450,910 Ordinary Shares held by Macpell, and (b) 197,171 Ordinary Shares subject to options exercisable at prices that are between $3.50 and $9.50 per share (which expire between 2009 and 2012). See "- 6A. Directors and Senior Management - Macpell Shareholders' Agreement," "-6B. Compensation - Employment Agreements" and "Item 7. Major Shareholders and Related Party Transactions -7B. Related Party Transactions - Relationships and Transactions with Macpell - Macpell Shareholders' Agreement." Pursuant to Rule 13d-5 of the U.S. Securities Exchange Act of 1934, as amended, Mr. Rabinowicz may be deemed to beneficially own the 4,450,910 Ordinary Shares held by Macpell. The table above does not include 2,250 Deferred Shares (representing 50% of the outstanding Deferred Shares) held by Mr. Rabinowicz. The Deferred Shares are non-transferable and entitle their holders, upon the liquidation of the Company, to the par value of the shares but to no voting, dividend or any other rights.

(3) Consists of 305,000 Ordinary Shares subject to options exercisable at prices that are between $3.50 and at $3.56 per share (which expire between 2011 and 2012).

 (4) Includes the 4,450,910 Ordinary Shares held by Macpell of which Arie Wolfson and Sigi Rabinowicz may be deemed beneficial owners under U.S. securities laws due to their beneficial interests in Macpell and the Macpell Shareholders' Agreement. See "Item 7. Majority Shareholders and Related Party Transactions - 7B. Related Party Transactions - Relationships and Transactions with Macpell - Macpell Shareholders' Agreement." Also includes 1,760,690 Ordinary Shares purchased by Arwol of which Arie Wolfson may be deemed beneficial owner under U.S. securities laws. Further includes options (exercisable within 60 days) to purchase 974,148 Ordinary Shares. The exercise price of these options ranges from $3.50 to $9.50 per share. The expiration of these options ranges from 2007 to 2013.


SHARE OPTION PLAN

            In September 1997, we adopted the Tefron Ltd. 1997 Share Option Plan to enable us to attract and retain qualified persons as employees, consultants and directors and to motivate such persons with an equity participation in us.

      GENERAL

            The Share Option Plan authorizes the issuance of options to purchase 2,266,049 Ordinary Shares. At a shareholders meeting held on March 31, 2004, the shareholders voted to increase the number of shares reserved for issuance under the Share Option Plan by 446,274 Ordinary Shares to 2,712,323 Ordinary Shares. As of March 31, 2004 options to purchase 1,897,323 of such Ordinary Shares had been granted to our senior managers, directors and employees, of which 1,313,168 options had been granted to our senior managers and directors as a group. On March 31, 2004, the Tefron shareholders also approved the grant to Mr. Shiran of options to purchase 650,000 Ordinary Shares to be issued upon the closing of the transactions with Norfet, Limited Partnership described in "Item 10. Additional Information - C. Material Agreements - FIMI Agreements". Upon the occurrence of any Ordinary Share split, reverse Ordinary Share split, recapitalization or rights offerings or other substantially similar corporate transaction or event, we shall make such equitable changes or adjustments necessary to the number of shares subject to each outstanding option in order to prevent dilution or enlargement of the optionees' rights. Options granted to our employees shall be issued to a trustee nominated by the Board of Directors, which trustee shall hold the options, and any Ordinary Shares issued upon exercise thereof, for the benefit of the optionees for two years from the date of the grant.

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

            The new tax rules enable a company to issue options under three alternative tracks, which may generally be described as follows: (i) without a trustee, under which the income will be considered employment income, the income will continue to be taxed at regular marginal rates of up to 50% plus payments to the National Insurance Institute and payment of health tax, and no expense is deductible by the employer; (ii) with a trustee under the employment income track, under which the options are held by a trustee for a period of twelve months from the end of the tax year in which the grant took place, the income is considered regular employment income taxed at marginal rates of up to 50% plus payments to the National Insurance Institute and payment of health tax, and the employer is entitled to a deductible expense equivalent to the income attributed to the employee; or (iii) with a trustee under the capital gains track, under which the options are held by a trustee for a period of two years from the end of the tax year in which the grant took place, the income is considered to be a capital gain and is taxable at a reduced rate of 25%, and no expense is deductible by the employer.

            On February 27, 2003, in order to enable us to grant options after January 1, 2003, we filed an amendment to the Share Option Plan with the tax authorities and informed them of our election of the capital gains track (the third alternative above). In addition, under the amendment to the Share Option Plan, we may also issue options under the provisions of the tax track without a trustee under the first alternative. The capital gains track will apply to all trustee-track options to be granted by us until December 31, 2004. After this period has ended, we may change our election.

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

            The following table sets forth the number of our Ordinary Shares owned by any person known to us to be the beneficial owner of 5% or more of our Ordinary Shares as of March 29, 2004. The information in this table is based on 12,412,166 Ordinary Shares outstanding as of such date. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were currently exercisable at, or exercisable within 60 days of, March 29, 2004. The Ordinary Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options but are not treated as if they were outstanding for the purposes of computing the percentage ownership outstanding for any other person. None of the holders of the Ordinary Shares listed in this table have voting rights different from other holders of the Ordinary Shares.

            Following closing of the equity investments described in "Item 10. Additional Information - 10C. Material Contracts," the number of Ordinary Shares beneficially owned by Macpell Industries Ltd., Arie Wolfson, Sigi Rabinowicz and Avi Riumi will be reduced, as will their percentage ownership and that of Discount Investment Corporation Ltd.

NAME                                         NUMBER OF SHARES OWNED     PERCENT OF ORDINARY SHARES *
------------------------------------------   ----------------------     ----------------------------
Macpell Industries Ltd. (1)...............         4,450,910                      35.9%
28 Chida Street
Bnei Brak, Israel  51371

Discount Investment Corporation Ltd.......         1,916,866 (2)                  15.4%
Azrieli Center 3, Triangular Building
Tel Aviv, Israel 67023

Arie Wolfson..............................         6,286,700 (3)                  50.3%

Sigi Rabinowicz...........................         4,648,081 (4)                  36.9%

Avi Ruimi.................................         4,469,710 (5)                  36.0%

_______________________________

* Does not take into account 997,400 Ordinary Shares held by a wholly owned subsidiary of the Company.

(1) Macpell is an Israeli corporation. As of March 29, 2004, Arwol Holdings Ltd., an Israeli company wholly-owned by Arie Wolfson, our Chairman of the Board, held 27.8% of Macpell; Riza Holdings Ltd., an Israeli company wholly-owned by Sigi Rabinowicz, our President and a director, held 25.0% of Macpell; and Condo Overseas Inc., a Panamanian company wholly-owned by Avi Ruimi, held 25.8% of Macpell, representing 78.6% of Macpell's shares in the aggregate. See "- 7B. Related Party Transactions - Relationships and Transactions with Macpell." The aggregate number of Macpell's shares outstanding as of March 29, 2004 was 15,561,284.

(2) Consists of 958,433 shares held by Discount Investment Corporation Ltd., or DIC, and 958,433 shares held by PEC Israel Economic Corporation, or PEC, a wholly owned subsidiary of DIC. DIC is controlled by IDB Development Corporation Ltd., or IDBD. IDBD is controlled by IDB Holding Corporation Ltd., or IDBH. DIC, IDBD and IDBH are public companies traded on the Tel Aviv Stock Exchange.

      Since May 19, 2003, approximately 51.7% of the outstanding share capital of IDBH is owned by a group comprised of: (i) Ganden Investments I.D.B. Ltd., or Ganden, a private Israeli company controlled by Nochi Dankner and his sister, Shelly Dankner-Bergman, which holds 31.02% of the equity of and voting power in IDBH; (ii) Manor Investments-IDB Ltd., or Manor, a private Israeli company controlled by Ruth Manor, which holds 10.34% of the equity of and voting power in IDBH; and (iii) Avraham Livnat Investments (2002) Ltd., or Livnat, a private Israeli company controlled by Avraham Livnat, which holds 10.34% of the equity of and voting power in IDBH. Ganden, Manor and Livnat, owning in the aggregate approximately 51.7% of the equity of and voting power in IDBH, entered into a Shareholders Agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023. In addition, Shelly Dankner-Bergman holds approximately 4.75% of the equity of and voting power in IDBH.

(3) Includes (a) 4,450,910 Ordinary Shares held by Macpell, (b) 1,760,690 Ordinary Shares held by Arwol, (c) 75,000 Ordinary Shares subject to options exercisable at $3.50 per share (which expire in 2012) and (d) 100 Ordinary Shares held by Mr. Wolfson. Pursuant to Rule 13d-5 of the Securities Exchange Act of 1934, as amended, Mr. Wolfson may be deemed to beneficially own the 4,450,910 Ordinary Shares held by Macpell due to his beneficial interest in Macpell and the Macpell Shareholders' Agreement. Does not include 2,250 Deferred Shares held by Mr. Wolfson. The Deferred Shares are non-transferable and entitle their holders, upon the liquidation of the Company, to the par value of the shares but to no voting, dividend or any other rights.

(4) Consists of (i) 4,450,910 Ordinary Shares held by Macpell, and (ii) exercisable options to purchase 197,171 Ordinary Shares at prices that are between $3.50 and $9.50 per share (which expire between 2009 and 2012). Pursuant to Rule 13d-5 of the U.S. Securities Exchange Act of 1934, as amended, Mr. Rabinowicz may be deemed to beneficially own the 4,450,910 Ordinary Shares held by Macpell due to his beneficial interest in Macpell and the Macpell Shareholders' Agreement. Does not include 2,250 Deferred Shares held by Mr. Rabinowicz. The Deferred Shares are non-transferable and entitle their holders, upon the liquidation of the Company, to the par value of the shares but to no voting, dividend or any other rights.

(5) Includes (a) 4,450,910 Ordinary Shares held by Macpell and (b) 18,800 Ordinary Shares held by Mr. Riumi. Pursuant to Rule 13d-5 of the U.S. Securities Exchange Act of 1934, as amended, Mr. Ruimi may be deemed to beneficially own the 4,450,910 Ordinary Shares held by Macpell due to his beneficial interest in Macpell and the Macpell Shareholders' Agreement.


            Pursuant to an agreement dated November 28, 2000, and amended on February 21, 2001, Arie Wolfson, through Arwol, purchased all of Tabriz's Ordinary Shares in Tefron, totaling 1,760,690 Ordinary Shares. Tabriz is a Belgian company wholly-owned by IWC, a Panamanian company owned by trusts established by Ivor Wolfson for the benefit of himself and his family, including his son, Arie Wolfson.

            At March 29, 2004, there were 24 holders of Ordinary Shares of record registered with a United States mailing address, including banks, brokers and nominees. These holders of record represented approximately 48.6% of the total outstanding Ordinary Shares. Because these holders of record include banks, brokers and nominees, the beneficial owners of these Ordinary Shares may include persons who reside outside the United States. See "Item 7. Major Shareholders and Related Party Transactions - 7A. Major Shareholders." There are no holders of Deferred Shares in the United States.

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

            Macpell owns 4,450,910 Ordinary Shares, approximately 35.9% of Tefron's outstanding Ordinary Shares. Macpell is mainly a holding company that owns various companies, including Tefron and a partnership that mainly trades in various clothing and apparel products. Macpell was also engaged in the construction of industrial buildings mainly intended for the use of the Macpell group.

            As of March 29, 2004, Arwol Holdings Ltd., an Israeli company wholly-owned by Arie Wolfson, Chairman of the Board of Directors of Tefron, held 27.8% of Macpell; Riza Holdings Ltd., an Israeli company wholly-owned by Sigi Rabinowicz, President of Tefron, held 25.0% of Macpell; and Condo Overseas Inc., a Panamanian company wholly-owned by Avi Ruimi, a former Director of Tefron, held 25.8% of Macpell, representing 78.6% of Macpell's shares in the aggregate. The ordinary shares of Macpell are listed and traded on the Tel Aviv Stock Exchange.

MACPELL SHAREHOLDERS' AGREEMENT

            Arwol Holdings Ltd., Riza Holdings Ltd. and Condo Overseas Inc. are parties to the Macpell Shareholders' Agreement. The agreement provides, among other things, that subject to the agreement of the shareholders in Tefron, the distribution of the directors on Tefron's Board will reflect the direct and indirect holdings in Tefron (including through Macpell) of the parties to the agreement. Pursuant to the Macpell Shareholders' Agreement, the Tefron Ordinary Shares of Macpell held by the parties thereto will be voted at each meeting of Macpell's shareholders by the trustee in accordance with the resolution of the shareholders party to the agreement, each shareholder having one vote for each Macpell share held by such shareholder.

            The Macpell Shareholders' Agreement contains a right of first refusal in the event that either party wishes to sell its shares in Macpell, and a tag-along right if either party finds a buyer outside of the Macpell Shareholders' Agreement who is willing to purchase the Macpell shares. It also provides that the parties to the Macpell Shareholders' Agreement shall retain their ownership of at least 50% of the Macpell shares they own as of the date the agreement was executed. The Macpell Shareholders' Agreement provides that the vote of the holders of 75% of the Macpell shares is required for Macpell to
(i) enter another line of business, (ii) merge, consolidate or dispose of any of its substantial assets, (iii) purchase, lease or acquire another substantial company, (iv) wind-up Macpell, (v) make decisions regarding the allotment of Macpell shares and (vi) declare dividends. The Macpell Shareholders' Agreement specifically permits the sale of Macpell shares by Arwol Holdings Ltd. to Sigi Rabinowicz or a company controlled by Sigi Rabinowicz, provided that the transferee agrees to be bound by the terms and conditions of the Macpell Shareholders' Agreement.

AGREEMENT WITH ARIE WOLFSON

            We are party to a consulting and management services agreement with Mr. Arie Wolfson, our Chairman of the Board of Directors and an indirect holder of 27.8% of Macpell, and with a company controlled by him. See "Item 6. Directors, Senior Management and Employees - 6B. Compensation".

AGREEMENTS WITH FIMI

            Tefron has entered into a Share Purchase Agreement with Norfet, Limited Partnership ("Norfet"), pursuant to which Tefron agreed to issue to Norfet 3,529,412 Tefron ordinary shares for a base price of $4.25 per share and a base aggregate consideration of $15 million. As a condition to the closing of this agreement, Norfet will also acquire an additional 1,365,000 Tefron ordinary shares in the aggregate from Arwol and Macpell pursuant to an Agreement by and among Macpell, Arwol and the Norfet. It is contemplated that immediately following the closing of these agreements, Norfet will hold 4,894,412, or approximately 30.7% of the outstanding share capital of Tefron, without taking into account Tefron ordinary shares currently held by a wholly owned subsidiary of Tefron.

            The Company, the Investor, Arwol and Macpell will execute at the closing of the agreements a Registration Rights Agreement substantially the same as that approved by the shareholders of the Company at a shareholders meeting held on July 30, 2003 and entered into by the Company, Arwol and Macpell in November 2003. The new Registration Rights Agreement, which replaces the existing Registration Rights Agreement, also grants the parties the right to demand a Form F-3 "shelf registration".

      Please see "Item 10. Additional Information- 10C. Material Contracts
- FIMI Agreements" for a more complete description of these agreements.

LEASE ARRANGEMENT

            On August 12, 1997, we entered into an agreement to lease until 2011 approximately 143,000 square feet of industrial space in a facility (the Hi-Tex 1 facility) adjacent to its current facilities in Segev from a wholly-owned subsidiary of Macpell for a current monthly rent of approximately $65,000. The first rental payment was made upon entrance into the facility on October 1, 1999. On December 21, 1998, we entered into an agreement to lease until 2012 approximately 180,000 square feet of industrial space in a second facility (the Hi-Tex 2 facility) adjacent to our existing facilities in Segev from a wholly-owned subsidiary of Macpell for a monthly rent of approximately $87,000. The first rental payment was made upon entrance into the facility on March 1, 2000. We conduct our Hi-Tex manufacturing operations in these facilities. In Segev, we also lease from Macpell's subsidiary an 83,000 square foot facility under a lease that expires in 2006 for a monthly rent of approximately $43,000 and a 65,000 square foot warehouse under a lease that expires in 2012 for a monthly rent of approximately $26,000. The rent payable under these leases is 50% linked to the Israeli and U.S. consumer product index and 50% to the exchange rate between the NIS and the dollar. These agreements provide for a 5% increase in monthly rent every 3-5 years. According to the terms of the lease agreements, we pay the property insurance premiums on these facilities. We believe that the terms of the leases are no less favorable than those available to us from unaffiliated third parties.

            All of these facilities are subject to a long-term lease agreement between Macpell's subsidiary and the Israel Land Authority. Under the terms of such lease agreement, Macpell's affiliate was granted a 49-year lease over such property.

PRODUCTS PURCHASES FROM TEFRON

            An affiliate of Macpell purchases from us various products and sells them in the local Israeli market and abroad. In 2000 our sales to this affiliate were approximately $1.1 million, in 2001 approximately $700,000, in 2002 approximately $1 million and in 2003 approximately $1.2 million. We believe these prices to be no less favorable than those available to us from unaffiliated third parties. See Note 22 of the Notes to the Consolidated Financial Statements.

MACRO SHARE PURCHASE AGREEMENT

            On March 2, 2003, we entered into a share purchase agreement with Macpell, and with Mr. Ron Grundland, pursuant to which we agreed to acquire 100% of the outstanding ordinary shares of Macro Clothing Ltd., upon the satisfaction of certain conditions, in consideration for the assumption by Tefron of certain guarantees granted by the sellers in favor of Macro in the aggregate amount of approximately $530,000, subject to adjustments. Pursuant to the terms of the agreement, Macpell agreed to pay to us the amount of $300,000 to assume Macpell's guarantees to the bank. In addition, Macpell agreed to assign to us its rights to a loan to Macro in the amount of approximately NIS 2.4 million. The consummation of the transactions is subject to the approval of Macpell shareholders. Macro manufactures, markets and sells of swimsuits and beachwear.

7C.   INTERESTS OF EXPERTS AND COUNSEL.

      Not Applicable.

ITEM 8.     FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

      See Item 18.

OTHER FINANCIAL INFORMATION

            In 2003, the amount of our sales of products exported from Israel was approximately $115.8 million, which represents 97.7% of our total sales from Israel. Alba's sales in 2003 were $60.9 million.

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

            As reported on the NYSE, the annual high and low sales prices for our Ordinary Shares were as follows:


                                      High       Low
                                      ----       ----
1999 ..............................   13.87      6.50
2000 ..............................   20.25      3.31
2001 ..............................    5.44      1.21
2002 ..............................    4.70      1.15
2003 ..............................    4.80      3.10

            As reported on the NYSE, the quarterly high and low sales prices for our Ordinary Shares for the last two years were as follows:


                            2002
                            ----
First quarter ...............................  2.00     1.15
Second quarter ..............................  4.20     1.25
Third quarter ...............................  4.70     2.90
Fourth quarter ..............................  4.05     3.00

                            2003
                            ----
First quarter ...............................  3.69     3.26
Second quarter ..............................  4.80     3.42
Third quarter ...............................  4.14     3.10
Fourth quarter ..............................  4.42     3.32

                            2004
                            ----
First quarter (until March 29, 2004) ........   6.3     4.31

            As reported on the NYSE, the monthly high and low sales prices for our Ordinary Shares for the last six months were as follows:

                            2003
                            ----
October .....................................   3.75    3.32
November ....................................   4.14    3.50
December ....................................   4.42    3.65

                            2004
                            ----
January .....................................   4.80    4.31
February ....................................   5.47    4.60
March (until March 29, 2004) ................   6.30    5.80



            On September 8, 1998, we announced our intention to repurchase through a stock repurchase program up to one million of our outstanding Ordinary Shares. As of March 29, 2004, we had repurchased and hold in our treasury 997,400 Ordinary Shares.

            In February 2003, we were notified that we had been approved for continued listing on the NYSE, subject to the successful implementation of the business plan that we submitted to the NYSE. In March 2004, we were informed by the NYSE that it intends to publish for public comments amended continued listing criteria requiring a minimum stockholders' equity of $75 million and minimum market capitalization of $75 million. See "Item 3D. Risk Factors- If our ordinary shares are delisted from The New York Stock Exchange, the liquidity and price of our ordinary shares and our ability to issue additional securities may be negatively affected."

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

FIMI AGREEMENTS

            We have entered into a Share Purchase Agreement (the "Tefron Agreement") with Norfet, Limited Partnership (the "Investor"), which is wholly owned by (i) N.D.M.S. Ltd., a company wholly owned by FIMI Opportunity Fund, L.P., (ii) FIMI Israel Opportunity Fund, Limited Partnership and (iii) Migdal Insurance Company and Shamir Insurers Investment Company, among others, pursuant to which we agreed to issue to the Investor 3,529,412 Tefron ordinary shares for a base price of $4.25 per share and a base aggregate consideration of $15 million.

            As a condition to the closing of the transactions under the Tefron Agreement, the Investor will also acquire an additional 1,365,000 Tefron ordinary shares in the aggregate from Arwol and Macpell pursuant to an Agreement (the "Macpell Agreement") by and among Macpell, Arwol and the Investor. It is contemplated that immediately following the closing of the Tefron Agreement and the Macpell Agreement, the Investor will hold 4,894,412, or approximately 30.7% of the outstanding share capital of Tefron, without taking into account the Equity Shares.

            Tefron, the Investor, Arwol and Macpell will execute at the closing of the Tefron Agreement and the Macpell Agreement a Registration Rights Agreement substantially the same as that approved by the shareholders of Tefron at a shareholders meeting held on July 30, 2003 and entered into by Tefron, Arwol and Macpell in November 2003. The new Registration Rights Agreement, which replaces the existing Registration Rights Agreement, also grants the parties the right to demand a Form F-3 "shelf registration" under certain conditions.

            Below is a description of the principal terms of these transactions. The Tefron Agreement, the Registration Rights Agreement, and all transactions contemplated by such agreements to which Tefron is a party are collectively referred to as the "FIMI Transactions".

      TEFRON AGREEMENT

            ISSUE PRICE ADJUSTMENT. Under the terms of the Tefron Agreement, in the event Tefron's earnings before income tax, depreciation and amortization ("EBITDA") for 2004 (excluding (i) the EBITDA of Alba Health LLC ("AlbaHealth") to the extent that it exceeds zero and (ii) any increase in EBITDA of Alba Waldensian, Inc. as a result of the exercise of the put option by AlbaHealth described below) as set forth in Tefron's audited consolidated financial statements for the year ending on December 31, 2004 is less than $23 million, then the price per share of $4.25 will be adjusted as follows: (i) if Tefron's EBITDA for 2004 is equal to or less than $16 million, then the share price per share will be reduced retroactively by $0.75 (to $3.50), and if the Company's EBITDA for 2004 is higher than $16 million but lower than $23 million, then the share price reduction will be calculated in accordance with the following formula:

            Price Per Share = 4.25 - 0.75*[x]

            Where x = [(23,000,000 -2004 EBITDA)/1,000,000]/7]

            Tefron will have discretion to decide, in such instances, whether to issue additional shares or to refund a proportionate part of the consideration paid by the Investor.

            Under the terms of the Tefron Agreement, the issue price per share will be increased in the event that, during the three-year period following the closing of the Tefron Agreement and the Macpell Agreement, the Investor sells at least 20% of the total number of shares purchased from Tefron and Macpell and Arwol for cash or publicly traded securities (excluding publicly traded securities in connection with a merger or reorganization of Tefron), at an average price of at least $9.22 per share (after adjustments for dividends, share combinations and splits). The amount of the increase will be equal to the difference between the average sale price and the threshold of $9.22, provided that in any event, an upwards adjustment will be no more than $0.75 per such sold share. The amount of any increase is to be paid by the Investor to Tefron on the third anniversary of the closing of the Tefron Agreement and the Macpell Agreement.

            The adjustment mechanism described in the immediately preceding paragraph will also apply in respect of the four-year period following the closing of the Tefron Agreement and the Macpell Agreement, but in such event, the investor average sale price must exceed $11.60 per shares (rather than $9.22 per share) for adjustment to apply.

            ALBA PUT OPTION. The Tefron Agreement provides that Tefron is required to provide the Investor with a letter of undertaking from Alba, a wholly owned subsidiary of Tefron, to exercise its put option in respect of AlbaHealth, granted pursuant to a Put Agreement dated September 6, 2003, immediately following September 2004 as soon as AlbaHealth's EBITDA for four consecutive quarters equals or exceeds $8 million. However, Alba will not be required to exercise the put option for so long as (i) Tefron's total consolidated debt is equal to or is lower than $50 million (of which no more than $30 million may be long term debt) and (ii) neither Alba nor Tefron or its subsidiaries is in default under any financial covenant in loan agreement(s) to which it is a party.

            LIMITS ON EQUITY LINE OF CREDIT. Tefron undertook not to exercise any right to issue shares to a third party investor (or its affiliates) under an equity line of credit without the consent of the Investor, unless such issuance is at a price of no less than $4.6 per share or if the issuance is required in order for Tefron to satisfy covenants relating to shareholders equity under company loan agreements or if the issuance is required for Tefron to satisfy certain NYSE listing requirements. Notwithstanding the foregoing, Tefron may not issue to such third party investor (or its affiliates) an aggregate sum of more than 12% of Tefron's issued capital without the consent of the Investor.

            LIMITS ON EQUITY INVESTMENT PRIOR TO CLOSING. Tefron may enter into an agreement with a third party investor(s) (the identity of which must be approved in advance by the Investor), which agreement will provide for the purchase by such investor(s) of Tefron ordinary shares at a price per share of at least $4.65, and an aggregate purchase price of up to $7,000,000. The closing of any such contemplated equity investment may not take place prior to the closing of the Tefron Agreement.

            CONDITIONS TO CLOSING. Performance of the Tefron Agreement is subject to the satisfaction of the following conditions, among others:

                (a) approval of the Tefron Agreement at the general meeting of shareholders of Tefron;

                (b) that Macpell and Arwol jointly hold more than 50% of Tefron's ordinary shares immediately prior to closing;

                (c) concurrent closing of the sale of Tefron shares under the Macpell Agreement;

                (d) approval by the general meeting of shareholders of Tefron of the payment of an annual management fee to the Investor in the sum of (i) $172,000 plus VAT per annum until Tefron's first annual general shareholders meeting in 2005 and (ii) $120,000 plus VAT per annum as of such meeting, in each case in consideration for non-exclusive strategic guidance and consulting services to be provided on an as needed basis, as determined by Tefron and the Investor from time to time;

                (e) the approval by the general meeting of shareholders of Tefron of an amendment to the consulting agreement between Tefron and New York Delight Ltd., wholly owned by Arie Wolfson, which will provide that as of the date on which Mr. Wolfson ceases to act as chairman of the board of directors of Tefron, and for so long as Mr. Wolfson continues to provide consulting services to Tefron, the annual amounts payable pursuant to the consulting agreement will be reduced from $253,800 to $120,000 per annum, each plus VAT;

                (f) the board of directors of Tefron shall have resolved to cease all payments (including share option grants) to any of its directors (with the exception of the independent directors) on account of their service as directors of Tefron, excluding, for the avoidance of doubt, payment to New York Delight Ltd., a company beneficially owned by Mr. Wolfson, or any other party designated by Mr. Wolfson for services provided by Mr. Wolfson as chairman of the board, pursuant to the consulting agreement described in clause (e) above);

                (g) Tefron shall have executed new financial arrangements with its bank lenders, under certain minimum terms;

                (h) the average closing price per share on the NYSE over the consecutive 30 trading days immediately prior to the date of closing does not fall below $3.14. Should the price fall below that threshold, the investor will be entitled to postpone the date of completion (but in such a case, Tefron shall be entitled to give notice of rescission of the agreement) for up to 60 days after such date, and if, during such 60 day period, the average closing price per share over any 30 consecutive trading days increases above such threshold, completion of the agreement will be required; and

                (i) the investor will have received bank financing in the amount and on terms no less favorable than that set forth in draft loan documents received.

            If any of the above conditions is not fulfilled within 120 days of the date of the Tefron Agreement, the agreement will expire without any party having any rights or claims.

            APPROVAL OF RELATED AMENDMENTS. For so long as the provisions of the Macpell Agreement described below under "- Macpell Agreement - Agreements of the Parties" are in effect, any change in any agreement or arrangement between Tefron and Arwol, Macpell or Wolfson in effect at the time of closing or the adoption of any new agreement or arrangement between Tefron and such parties will require investor's prior approval. Similarly, any amendment to the management fee arrangement with investor or the adoption of any new agreement or arrangement between Tefron and the investor will require approval of Macpell and Arwol.

            INCREASE IN SHARES AVAILABLE FOR ISSUANCE UNDER TEFRON LTD. 1997 SHARE OPTION PLAN. As a result of the transactions contemplated by the Tefron Agreement, the shareholders of Tefron were asked to increase the plan by 446,274 ordinary shares, which was approved by the shareholders of Tefron on March 31, 2004.

      REGISTRATION RIGHTS AGREEMENT

            The Investor will enter into a Registration Rights Agreement with Tefron, Arwol and Macpell on the date of closing with respect to the ordinary shares that the Investor acquires pursuant to the Tefron Agreement and the Macpell Agreement replacing the existing Registration Rights Agreement. The Registration Rights Agreement will be substantially the same as the Registration Rights Agreement approved by the shareholders of Tefron and entered into by Company, Arwol and Macpell in November 2003, other than (i) the insertion of a new provision granting to the Investor, Arwol and Macpell the right, once every 18 months, to request a registration on Form F-3 (short form registration statement) when the aggregate net proceeds from the sale of such holders' securities is at least $3,000,000, in which event Tefron would be obligated keep such registration statement effective so as to permit sale of ordinary shares pursuant to the Registration Statement for a period of two years, subject to certain limitations, and (ii) the amendment of an existing provision granting to the Investor, Arwol and Macpell the right to request a registration even though Tefron is not eligible to use Form F-3 (short form registration statement), in which event Tefron would be obligated keep such registration statement effective so as to permit sale of ordinary shares pursuant to the Registration Statement for a period of 120 days, subject to certain limitations.

            In connection with the execution of the Share Purchase Agreement with Leber Partners, L.P., we agreed to enter into a Registration Rights Agreement with Leber Partners, the Investor, Arwol and Macpell which would replace, and be on substantially the same terms as, the Registration Rights Agreement that we agreed to execute in connection with the Tefron Agreement. See "- Leber Partners, L.P. - Registration Rights Agreement."

      MACPELL AGREEMENT

            At the same time as the Investor proposed to Tefron to enter into the Tefron Agreement, the Investor proposed to Arwol to purchase from it an additional amount of approximately 1.365 million Ordinary Shares at the base price of $5.538 per share, and concomitantly, and as a condition to the said purchase, to enter into a shareholders agreement. Arwol offered Macpell to join it and take part in the sale transaction. Under the terms of the Macpell Agreement among the Investor, Arwol and Macpell, it was agreed that the base price for purchase of the shares, would be $5.538 per share and the aggregate purchase price would be $7,559,370.

            PURCHASE PRICE ADJUSTMENT. The purchase price of $5.538 per share under the Macpell Agreement is subject to adjustment downwards or upwards on substantially the same terms as the adjustment of the issue price under the Tefron Agreement, as described above; provided that if Tefron's EBITDA for 2004 is between $16 million and $23 million, then the share price reduction will be calculated in accordance with the following formula:

            Price per share = 5.538 - 0.75*[x]

            Where x = [(23,000,000 -2004 EBITDA)/1,000,000]/7]

            CONDITIONS TO CLOSING. Performance of the Macpell Agreement is subject to the satisfaction of the following conditions, among others:

            (a) the approval by the general meeting of shareholders of Tefron of the election to Tefron's seven-member board of directors (not including external directors), of three members designated by the investor, described below; and

            (b) the closing of the sale of the shares under the Tefron Agreement shall have taken place.

            TERMINATION. The Macpell Agreement will become null and void if, among others:

            (a) the closing of the sale of the shares under the Tefron Agreement does not take place within 120 days (or such longer period agreed by the parties) of February 17, 2004; or

            (b) if Macpell is required to convene a general meeting of its shareholders for approving the transactions contemplated by the Macpell Agreement and such general meeting does not approve such transactions.

            AGREEMENTS OF THE PARTIES.

               COMPOSITION OF THE BOARD OF DIRECTORS. Arwol, Macpell and the Investor agreed to vote all of Tefron ordinary shares owned or controlled by each of them for the election to Tefron's Board of Directors of: (i) three members (of whom at least one will qualify as an "independent director" under the NYSE rules) and, subject to applicable law - one external director, that shall be nominated by the Investor (one of whom shall be a woman), (ii) three members (of whom at least one will qualify as an independent director and a financial expert under the NYSE rules)and, subject to applicable law, one external director, that shall be nominated by Arwol and Macpell, and (iii) Tefron's chief executive officer.

            CHAIRMAN OF THE BOARD OF TEFRON. Arwol, Macpell and the Investor confirm in the Macpell Agreement that ArieWolfson has agreed to remain as Chairman of the Board until Tefron's first Annual General Meeting of Shareholders in calendar year 2005 (to be convened by no later than July 31, 2005). Subject to the provisions of applicable law, on or before such shareholders meeting, Arwol, Macpell and the Investor will endeavor to agree on the identity of the Chairman as of and following such shareholders meeting; PROVIDED, HOWEVER, that in the event they are unable to agree on the identity of the Chairman, each of the Investor, on the one hand, and Macpell and Arwol, on the other hand, will be entitled to designate the Chairman for an 18 month period, provided that the Investor will be the first to exercise such right commencing from Tefron's first Annual General Meeting of Shareholders in the year 2005.

            EXECUTIVE COMMITTEE. Arwol, Macpell and the Investor agreed to appoint an Executive Committee for advisory purposes, comprising of Messrs. Arie Wolfson and Ishay Davidi (or, an alternate member appointed by Arwol and Macpell (if Arie Wolfson cannot fulfill his duties) or an alternative member appointed by the Investor (if Ishay Davidi cannot fulfill his duties). Decisions of the Executive Committee do not bind Tefron in any way.

            RIGHTS OF FIRST OFFER; TAG-ALONG. The Macpell Agreement contains provisions which require that if Arwol, Macpell or the Investor wishes to transfer ordinary shares of Tefron to a third party, it must first make an offer to transfer the shares the other parties, subject to certain exceptions. The agreement also gives the right to the offerees to sell certain of their Company ordinary shares to the proposed purchaser of the ordinary shares rather than accepting the offer from the transferor.

            DRAG ALONG RIGHTS. The Macpell Agreement contains provisions which provide that if any of Arwol, Macpell or the Investor secures a bona fide offer from any third party offeror to purchase all of the Ordinary Shares then held by such party, in cash or publicly traded securities, at a price per share (adjusted for allocation of dividend, bonus shares, splits etc.) of not less than $10 (provided that such price per share shall not be lower than 80% of the average of the closing prices of Tefron's shares on the NYSE over the consecutive 60 trading days immediately preceding such sale), and the offeror conditions its offer on the acquisition of all the shares held by the other two parties to the Macpell Agreement at such time, such other two parties will be required under certain conditions to sell all of the shares of Tefron then held by them to such offeror, at the same price and upon the same terms and conditions as those to which the sale by the initiator is subject.

            DISCUSSIONS PRIOR TO MEETINGS. Arwol, Macpell and the Investor agreed in the Macpell Agreement to meet regularly and in any event prior to each General Meeting of shareholders of Tefron and to review, discuss and attempt to reach a unified position with respect to principal issues on the agenda of each such meeting. The parties clarified that this should not be interpreted as forcing any party to act or vote according to any position stated at such prior meeting.

            DIVIDEND DISTRIBUTION. The parties agreed to formulate a mutually agreeable dividend distribution policy for Tefron, which policy shall provide for the distribution of an annual amount, net after taxes (including withholding tax), of at least $2 million with respect to calendar year 2004, and at least $4.5 million, effective as of calendar year 2005, and they will utilize their best efforts to cause Tefron to adopt such policy, subject to: (a) the provisions of applicable law (including NYSE requirements); (b) any undertaking and commitment made or to be made towards banks and other creditors; (c) the decision of Tefron's Board of Directors, taking into account Tefron's financial needs, investments and all other relevant aspects.

            MANAGEMENT FEE. Arwol, Macpell and the Investor agreed in the Macpell Agreement to vote all of Tefron ordinary shares owned or controlled by them in order to cause Tefron (i) to pay the Investor (or any of its affiliates) the Management Fees (described above under "the Tefron Agreement"), and (ii) as of the date on which Arie Wolfson no longer serves as the Chairman of Tefron's Board of Directors, to pay Arie Wolfson or his designees for their services to Tefron, an aggregate annual amount of $120,000.

            PURCHASE OF SHARES FROM DISCOUNT INVESTMENT COMPANY ("DIC"). Any party to the agreement wishing to purchase Company ordinary shares from DIC will be required to offer to the other parties the right to participate in such purchase, at the same price per share and upon the same terms and conditions.

            TERM OF AGREEMENTS OF THE PARTIES. All agreements of Arwol, Macpell and the Investor described above under"Agreements of the Parties" above will remain in effect until the fifth anniversary of the closing of the transactions under the Macpell Agreement. The Investor will cease to have any rights under these agreements as of the first date on which it holds less than 10% of Tefron's issued share capital (on a non-diluted basis), and will cease to have any obligation under these agreements as of the first date on which the Investor holds less than 5% of Tefron's issued share capital (on a non-diluted basis). Each of Arwol and Macpell will cease to have any rights under "Agreements of the Parties" above as of the first date in which they hold (in the aggregate) less than 10% of Tefron's issued share capital (on a non-diluted basis), and each of Arwol and Macpell will cease to have any obligation under these agreements as of the first date on which such party holds less than 5% of Tefron's issued share capital (on a non-diluted basis).

LEBER PARTNERS L.P.

      SHARE PURCHASE AGREEMENT

            We have also entered into a Share Purchase Agreement with Leber Partners, L.P., which is a group of investors represented by Mr. Zvi Limon. Subject to the closing of the Tefron Agreement and the Macpell Agreement within 120 days of March 3, 2004, the investors agreed under this agreement to invest $5 million in cash in Tefron for approximately 1.07 million ordinary shares of Tefron at a base price of $4.65 per share. We have an option to issue to the investors, within 90 days from the closing of this transaction, additional shares at the same price and on the same terms for an additional investment of up to $2 million for up to 430,107 additional ordinary shares. According to the agreement, the base price per share will be subject to adjustments and may be increased or reduced by up to $0.75 per share.

            ISSUE PRICE ADJUSTMENT. The purchase price of $4.65 per share is subject to adjustment downwards or upwards on substantially the same terms as the adjustment of the issue price under the Tefron Agreement and the Macpell Agreement, as described above; provided that if Tefron's EBITDA for 2004 is between $16 million and $23 million, then the share price reduction will be calculated in accordance with the following formula:

            Price per share = 4.65 - 0.75*[x]

            Where x = [(23,000,000 -2004 EBITDA)/1,000,000]/7]

            Under the terms of the share purchase agreement, the issue price per share will be increased in the event that, during the three-year period following the closing of the agreement, the investors sell for cash or publicly traded securities (excluding publicly traded securities in connection with a merger or reorganization of Tefron) at least 20% of the total number of shares they purchased from Tefron at an average price of at least $9.22 per share (after adjustments for dividends, share combinations and splits). The amount of the increase will be equal to the difference between the average sale price and the threshold of $9.22, provided that in any event, an upwards adjustment will be no more than $0.75 per such sold share. The amount of any increase is to be paid to Tefron on the third anniversary of the closing.

            The adjustment mechanism described in the immediately preceding paragraph will also apply in respect of the four-year period following the closing, but in such event, the average sale price must exceed $11.60 per shares (rather than $9.22 per share) for adjustment to apply.

      REGISTRATION RIGHTS AGREEMENT

            In connection with the execution of the Share Purchase Agreement with Leber Partners, we agreed to enter into a Registration Rights Agreement with Leber Partners, the Investor under the Tefron Agreement, Arwol and Macpell. This Registration Rights Agreement would replace, and be on substantially the same terms as, the Registration Rights Agreement that we agreed to execute in connection with the Tefron Agreement, other than as provided below. In addition to the rights to be granted to all of the shareholders that are to be party to the Registration Rights Agreement, Leber Partners would have the right to request a registration (even though we would not be eligible to use a short form registration) of all, but not less than all, of the ordinary shares then held by Leber Partners, but in any event not less than 500,000 ordinary shares. This would be below the threshold required for the other shareholders (which would be a request from holders of at least 25% of the aggregate number of ordinary shares subject to the agreement at such time to register a minimum of five percent (5%) of the share capital of Tefron then outstanding but not less than 500,000 Ordinary Shares).

EQUITY LINE CREDIT FACILITY

            On March 9, 2004, we entered into an equity line credit facility with Brittany Capital Management Ltd. ("Brittany"), an entity advised by Southridge Capital Management LLC . Under the agreement, we have an option to call funds of up to the lesser of $15 million or 19.9% of our outstanding share capital over the next three years. Under the financing facility, we will be entitled to issue shares to Brittany from time to time, at our own election, subject to certain minimum and maximum limitations, but in no event will Brittany be obligated to own more than 4.99% of our ordinary shares at any one time. The price to be paid by Brittany will be at a discount of 6% to the market price of our ordinary shares (as calculated under the agreement) during a period prior to the issuance of the shares. The "market price" under the agreement is calculated to be the average of the lowest closing prices for any four trading days (not necessarily consecutive) during the ten trading day period immediately following the date on which we deliver a written notice to Brittany setting forth the dollar amount with respect to which we will require Brittany to purchase our Ordinary Shares.

            Before drawing on the equity line, we must satisfy certain closing conditions, including the effectiveness of a registration statement that we must file relating to the shares to be issued to Brittany. In addition, under our agreement with Norfet, Limited Partnership described above under "- FIMI Agreements - Tefron Agreement", we require the consent of Norfet for the issuance of shares under an equity line of credit if such issuance is at a price of less than $4.6 per share unless the issuance is required in order for us to satisfy covenants relating to shareholders equity under company loan agreements or to satisfy certain NYSE listing requirements. Notwithstanding the foregoing, the issuance under the equity line of an aggregate sum of more than 12% of our issued capital will also require the consent of Norfet.

            We expect that we will apply any proceeds from the equity line credit facility for investments in equipment and for working capital.

ALBA CREDIT AGREEMENT

      To finance the acquisition of Alba, AWS, our wholly-owned subsidiary which merged with and into Alba following our tender offer for Alba, entered into a credit agreement, dated as of December 13, 1999, with Bank Hapoalim B.M. and the Israel Discount Bank of New York, as subsequently amended. The Credit Agreement provided for a tender offer credit facility of up to $70.5 million.

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

      SECURITY. The term loan facility and the revolving loan facility are secured by the following:

            o a floating lien on all the personal property of Alba and its subsidiaries,

            o pledges of all non-margin stock of Alba owned by Tefron U.S. Holdings Corp., the parent company of AWS and a wholly-owned subsidiary of Tefron, and all subsidiary stock then owned by Alba, and

            o guarantees made by Tefron U.S. Holdings Corp. and any subsidiaries of Alba, and the continuing guaranty of Tefron.

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

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      FOREIGN CURRENCY RISK

      Our operating expenses are influenced by changes in the exchange rates between the dollar and foreign currencies, especially the NIS. Our operational expenses increase when the dollar is devalued against such currencies. At December 31, 2003, our liabilities denominated in foreign currencies in the amount of $14.6 million represented 9% of our total liabilities of $166.1 million. At December 31, 2003, our assets denominated in foreign currencies in the amount of $7.5 million represented 4% of our total assets of $202.7 million. We may from time to time utilize derivative financial instruments to manage risk exposure to movements in foreign exchange rates. Accordingly, in 2002, a forward exchange contract was designated as hedging instrument. We do not engage in any speculative or profit motivated forward or derivatives activities. See "Item 3. Key Information - 3D. Risk Factors" and "Item 5. Operating and Financial Review and Prospects - Impact of Inflation and Currency Fluctuations."

      INTEREST RATE RISK

      Of our dollar-denominated financial liabilities at December 31, 2003, $100.2 million were loans denominated in or linked to the dollar bearing interest at LIBOR. As a result, our interest expenses are sensitive to changes in LIBOR.

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

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

           None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS


14A. TO E. Not applicable

      ITEM 15. CONTROLS AND PROCEDURES

      (a) Disclosure Controls and Procedures. Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in US Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective.

      (b) Internal Control Over Financial Reporting. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2003 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.  [RESERVED]

16A.  AUDIT COMMITTEE FINANCIAL EXPERT

      The Board of Directors has determined that Zvi Greengold is an "audit committee financial expert" as defined in Item 16A of Form 20-F.

16B.  CODE OF ETHICS

      We have adopted a code of ethics that applies to our Chief Executive Officer, President, Chief Financial Officer, Corporate Controller and employees. This code of ethics is posted on our website, www.tefron.com, and may be found as follows:

      1. From our main web page, first click on the "meet tefron" bar on the left.

      2. Next, click on "code of business ethics" on the bottom.

16C.  ACCOUNTANTS' FEES AND SERVICES

      Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has served as our independent public accountants for each of the fiscal years in the two-year period ended December 31, 2003, for which audited financial statements appear in this Annual Report on Form 20-F.

      The following table presents the aggregate fees for professional services and other services rendered by Kost, Forer Gabbay & Kasierer in Israel and by Ernst & Young and by McGladrey & Pullen, LLP in the United States to Tefron in 2003 and 2002.


                               US$ 2003      US$ 2002
                               --------      --------
Audit Fees (1)                  $166,577      $181,361
Audit-related Fees (2)            41,168         7,021
Tax Fees (3)                     123,528        62,172
All Other Fees (4)                 1,275             0
TOTAL                            332,548       250,554

      Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor can reasonably provide, and include the group audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.

      Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; internal control reviews of new systems, programmes and projects; review of security controls and operational effectiveness of systems; review of plans and control for shared service centers, due diligence related to acquisitions; accounting assistance and audits in connection with proposed or completed acquisitions; and employee benefit plan audits.

      Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authority; tax planning services; and expatriate tax planning and services.

      All Other Fees include fees billed for training; forensic accounting; data security reviews; treasury control reviews and process improvement and advice; and environmental, sustainability and corporate social responsibility advisory services.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

Below is a summary of the current Policies and Procedures.

      Tefron's audit committee's main role is to assist the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and reporting practices of the Company. The Audit Committee oversees the appointment, compensation, and oversight of the public accounting firm engaged to prepare or issue an audit report on the financial statements of the Company. The audit committee's specific responsibilities in carrying out its oversight role include the approval of all audit and non-audit services to be provided by the external auditor and quarterly review the firm's non-audit services and related fees. These services may include audit services, audit-related services, tax services and other services, as described above. The audit committee approves in advance the particular services or categories of services to be provided to the Company during the following yearly period and also sets forth a specific budget for such audit and non-audit services. Additional services may be pre-approved by the audit committee on an individual basis during the year.

      During 2003, none of Audit-related Fees, Tax Fees or Other Fees provided to us by Kost, Forer Gabbay & Kasierer in Israel or by Ernst & Young or McGladrey & Pullen, LLP in the United States were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

      We have responded to Item 18 in lieu of this Item.

ITEM 18. FINANCIAL STATEMENTS

      Our Consolidated Financial Statements beginning on pages F-1 through F-35, as set forth in the following index, are hereby incorporated herein by reference. These Consolidated Financial Statements are filed as part of this Annual Report.

 INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                    PAGE
                                                                    ----
 Index to Consolidated Financial Statements.......................  F-1
 Reports of Independent Auditors..................................  F-2 - F-3
 Consolidated Balance Sheets......................................  F-4 - F-5
 Consolidated Statement of Operations.............................  F-6
 Consolidated Statement of Changes in Shareholders' Equity........  F-7
 Consolidated Statement of Cash Flow..............................  F-8 - F-9
 Notes to the Consolidated Financial Statements...................  F-10- F-40
 Report of Independent Auditors for 2002 Financial Statements.....  F-41
 Reports of Independent  Auditors for subsidiary of Tefron,  Alba
 Health LLC, for 2002 and 2003 Financial Statements...............  F-42- F-43

ITEM 19. EXHIBITS

1.1. Memorandum of Association of the Company (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form F-1 (No. 333-7538) filed on August 29, 1997).

1.2. Restated Articles of Association of the Company (incorporated by reference to Exhibit 1.2 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2002).

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

2.6 Letter, dated July 30, 2002, from Bank Hapoalim to the Company regarding shareholders equity requirements under the Credit Agreement (incorporated by reference to Exhibit 2.6 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2002).

2.7 Letter, dated August 12, 2002, from Israel Discount Bank Ltd. to the Company regarding shareholders equity requirements under the Credit Agreement (incorporated by reference to Exhibit 2.7 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31,
         2002).

2.8 Letter, dated March 2, 2004, from Israel Discount Bank Ltd. to the Company regarding shareholders' equity requirements under the Credit Agreement.

2.9 Letter, dated March 2, 2004, from Bank Hapoalim to the Company regarding shareholders' equity requirements under the Credit Agreement.

2.10 Letter, dated February 16, 2004, from Israel Discount Bank to the Company regarding revised repayment schedule and revised shareholders' equity requirements under the Credit Agreement.

2.11 Letter, dated February 15, 2004, from Bank Hapoalim to the Company regarding revised repayment schedule under the Credit Agreement.

2.12 Letter, dated March 31, 2004, from Bank Hapoalim to the Company regarding revised shareholders' equity requirements under the Credit Agreement.

2.13 Credit Agreement, dated September 6, 2002, among AlbaHealth LLC, as borrower, the other borrower signatory thereto, the lenders signatory, thereto from time to time, and General Electric Capital Corporation, as Agent and a Lender. (incorporated by reference to Exhibit 2.8 to the Company's Annual Report form 20-F for the fiscal year ended December 31, 2002).

2.14 Security Agreement, dated as of September 6, 2002, among the Grantor signatory thereto, from time to time, and General Electric Capital Corporation, as Agent for the benefit of itself and the lenders from time to time party to the Credit Agreement (referred to in Exhibit 2.13).

2.15 Borrower Stockholders Pledge Agreement, dated as of September 6, 2002, by and among the pledgors signatory thereto, from time to time, and General Electric Capital Corporation, as Agent for the benefit of itself and the lenders from time to time party to the Credit Agreement (referred to in Exhibit 2.13).

2.16 The total amount of long-term debt securities of the Company authorized under any instrument, other than as exhibited hereto, does not exceed 10% of the total assets of the Company on a consolidated basis. The Company hereby agrees to furnish to the SEC, upon request, a copy of any instrument defining the rights of holders of long-term debt of the Company or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

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

3.4 Agreement, dated February 17, 2004, by and among Arwol Holdings Ltd., Macpell Industries Ltd. and Norfet, Limited Partnership.

4.1. Agreement and Plan of Merger, dated as of November 8, 1999, by and among Tefron U.S. Holdings Corp., AWS Acquisition Corp. and Alba-Waldensian, Inc. (incorporated by reference to Exhibit (c)(1) to
         Schedule 14D-1 in respect of Alba-Waldensian, Inc. filed by the Company on November 12, 1999)

4.2. Employment Agreement, dated as of August 5, 2002, between the Company and Sigi Rabinowicz (incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2002).

4.3. Consulting and Management Services Agreement, dated as of August 5, 2002, between the Company, New York Delights Ltd., and Arie Wolfson (incorporated by reference to Exhibit 4.3 to the Company's Annual Report on Form 20 F for the fiscal year ended December 31, 2002).

4.4. Management and Services Agreement, effective as of July 30, 2003, between the Company, Yosef Shiran and Shiran & Partners - Consulting, Entreprenuership, and Financing..

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

4.6 Contribution Agreement, dated as of September 6, 2002, between AlbaHealth, LLC, Alba-Waldensian, Inc., Encompass Group, L.L.C. and General Electric Capital Corporation (incorporated by reference to
         Exhibit 4.6 to the Company's Annual Report on Form 20 F for the fiscal year ended December 31, 2002).

4.7 The Limited Liability Company Agreement of AlbaHealth LLC, dated as of September 6, 2002, by and among AlbaHealth, LLC, Alba-Waldensian, Inc., Encompass Group, L.L.C. and General Electric Capital Corporation (incorporated by reference to Exhibit - to the Company's Annual Report on Form 20 F for the fiscal year ended December 31, 2002).

4.8 Put Option Agreement, dated as of September 6, 2002, by and among AlbaHealth, LLC, Alba-Waldensian, Inc., Encompass Group, L.L.C. and General Electric Capital Corporation (incorporated by reference to
         Exhibit 4.8 to the Company's Annual Report on Form 20 F for the fiscal year ended December 31, 2002).

4.9 Share Purchase Agreement dated February 17, 2004, by and between the Company and Norfet Limited Partnership, including related Registration Rights Agreement attached as a schedule.

4.10 Share Purchase Agreement, made as of March 3, 2004, by and between Tefron and Leber Partners, L.P, including related Registration Rights Agreement attached as a schedule.

4.11 Private Equity Credit Agreement, dated as of March 9, 2004, by and between the Company and Brittany Capital Management Limited.

4.12 Registration Rights Agreement, dated as of March 9, 2004, by and between the Company and Brittany Capital Management Limited.

8.1      List of subsidiaries of the Company.

12.(a).1 Certification by CEO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.(a).2 Certification by CFO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.(a).1 Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14.(a).1 Consent of Kost, Forer Gabbay & Kasierer.

14.(a).2 Consent of McGladrey & Pullen, LLP with respect to 2002 report.

14.(a).3 Consent of McGladrey & Pullen, LLP with respect to 2003 report.

14.(a).4 Notice Regarding Lack of Consent of Arthur Andersen LLP.

                                   TEFRON LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2003

                            U.S. DOLLARS IN THOUSANDS


                                      INDEX
                                      -----

                                                                 PAGE
                                                                 ----

 REPORTS OF INDEPENDENT AUDITORS                                 2 - 3

 CONSOLIDATED BALANCE SHEETS                                     4 - 5

 CONSOLIDATED STATEMENTS OF OPERATIONS                             6

 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                     7

 CONSOLIDATED STATEMENTS OF CASH FLOWS                           8 - 9

 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS                 10 - 40

 REPORT OF INDEPENDENT AUDITORS FOR 2002 FINANCIAL STATEMENTS     41

 REPORTS OF INDEPENDENT  AUDITORS FOR SUBSIDIARY OF TEFRON, ALBA
 HEALTH LLC, FOR 2002 AND 2003 FINANCIAL STATEMENTS             42 - 43




                                 --------------

[ERNST & YOUNG LOGO APPERS HERE]

                         REPORT OF INDEPENDENT AUDITORS

                             TO THE SHAREHOLDERS OF

                                   TEFRON LTD.

      We have audited the accompanying consolidated balance sheets of Tefron Ltd. and its subsidiaries ("the Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements as of December 31, 2001 and for the year then ended, were audited by other auditors who have ceased operations as a foreign associated firm of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants and whose report dated March 25, 2002, expressed an unqualified opinion on those statements.

      We did not audit the financial statements of Alba Health LLC ("Alba Health") a subsidiary, which statements reflect total assets constituting 23.4% and 24% as of December 31, 2003 and 2002, respectively, and total revenues constituting 23.5% and 6.5% for the two years ended December 31, 2003 and 2002, respectively. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts include for Alba Health, is based solely on the report of the other auditors.

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

      In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

                                         /s/ Kost Forer Gabbay & Kasierer

Tel-Aviv, Israel                           KOST FORER GABBAY & KASIERER
March 14, 2004                           A Member of Ernst & Young Global

  THIS IS A COPY OF THE PREVIOUSLY ISSUED INDEPENDENT PUBLIC ACCOUNTANTS REPORT
                               OF ARTHUR ANDERSEN.
              THE REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN.

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

                                                          /s/ LUBOSHITZ KASIERER

                                                          Luboshitz Kasierer
                                                          Arthur Andersen


Tel-Aviv, Israel.
March 25, 2002

                                                TEFRON LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                           DECEMBER 31,
                                                                        -------------------
                                                                 NOTE     2002       2003
                                                                        --------   --------
    ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                                            $  6,742   $  6,877
   Trade receivables (net of allowance for doubtful debts)          4     21,421     24,917
   Inventories                                                      6     26,206     31,676
   Other accounts receivable and prepaid expenses                   5      5,459      6,166
                                                                        --------   --------

Total current assets                                                      59,828     69,636
                                                                        --------   --------

SEVERANCE PAY FUNDS                                                13        433        217
                                                                        --------   --------
PROPERTY, PLANT AND EQUIPMENT:
   Cost                                                             7    150,632    157,734
   Less - accumulated depreciation                                        52,133     60,261
                                                                        --------   --------

Property, plant and equipment, net                                        98,499     97,473
                                                                        --------   --------
OTHER ASSETS:
   Goodwill                                                         3     30,743     30,865
   Deferred taxes                                                  20      3,961      3,428
   Investment in affiliated companies                               8        354        296
   Advance to supplier of equipment                                14d     1,374          -
   Other                                                                   1,219        806
                                                                        --------   --------

Total other assets                                                        37,651     35,395
                                                                        --------   --------

Total assets                                                            $196,411   $202,721
                                                                        ========   ========

The accompanying notes are an integral part of the consolidated financial statements

                                                TEFRON LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                                                               DECEMBER 31,
                                                                         ----------------------
                                                                 NOTE        2002        2003
                                                                 ----    -----------   --------
     LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Short-term bank credit                                           9    $    14,767   $ 31,761
   Current maturities of long-term debt:
     Banks and other loans                                         12      *) 16,290     10,328
     Capital leases                                                12      *)  1,455      1,367
   Trade payables                                                  10      *) 24,078     29,558
   Other accounts payable and accrued expenses                     11      *)  9,405     11,146
                                                                         -----------   --------

Total current liabilities                                                     65,995     84,160
                                                                         -----------   --------
LONG-TERM LIABILITIES:
   Banks and other loans                                           12         64,623     56,471
   Capital leases                                                  12          1,755        327
   Deferred taxes                                                  20          8,117      7,570
   Accrued severance pay                                           13          2,123      2,486
                                                                         -----------   --------

Total long-term liabilities                                                   76,618     66,854
                                                                         -----------   --------

MINORITY INTEREST                                                   1b        13,690     15,052
                                                                         -----------   --------

Total liabilities                                                            156,303    166,066
                                                                         -----------   --------

LIENS, CONTINGENCIES AND COMMITMENTS                               14

SHAREHOLDERS' EQUITY:                                              15
   Share capital
     Ordinary shares of NIS 1 par value:
     Authorized - 50,000,000 shares
     Issued - 13,409,566 shares                                                5,575      5,575
     Deferred shares of NIS 1 par value:
     Authorized, issued and outstanding - 4,500 shares                             1          1
   Additional paid-in capital                                                 62,810     62,810
   Accumulated deficit                                                       (20,870)   (24,323)
   Deferred stock compensation                                                     -          -
   Accumulated other comprehensive income                                          -          -
                                                                         -----------   --------
                                                                              47,516     44,063
Less - 997,400 Ordinary shares in treasury, at cost                           (7,408)    (7,408)
                                                                         -----------   --------

Total shareholders' equity                                                    40,108     36,655
                                                                         -----------   --------

Total liabilities and shareholders' equity                               $   196,411   $202,721
                                                                         ===========   ========

*) Reclassified.

The accompanying notes are an integral part of the consolidated financial statements


       March 14, 2004                /s/ Arie Wolfson                   /s/ Yos Shiran
------------------------------   ------------------------   -------------------------------------
   Date of approval of the             Arie Wolfson                       Yos Shiran
    financial statements                 Chairman            Chief Executive Officer and Director

                                                TEFRON LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

                                                                            YEAR ENDED DECEMBER 31,
                                                                     -------------------------------------
                                                            NOTE        2001        2002          2003
                                                           ------    ---------    ---------    -----------
Sales                                                          16    $ 188,949    $ 190,305    $   163,086
Cost of sales                                                  17      169,173      151,385        138,090
Restructuring costs                                             1c           -        1,550              -
                                                                     ---------    ---------    -----------

Gross profit                                                            19,776       37,370         24,996
Selling, general and administrative expenses                            20,140       18,358         20,323
Restructuring costs                                             1c           -        3,793              -
                                                                     ---------    ---------    -----------

Operating income (loss)                                                   (364)      15,219          4,673
Financial expenses, net                                        18        9,396        5,457          5,628
Other expenses (income), net                                   19          843        2,293           (228)
                                                                     ---------    ---------    -----------

Income (loss) before taxes on income (benefit)                         (10,603)       7,469           (727)
Taxes on income (benefit)                                      20         (837)       4,979            (92)
                                                                     ---------    ---------    -----------

Income (loss) after income taxes                                        (9,766)       2,490           (635)
Equity in losses of affiliated companies                        8         (240)        (392)          (183)
Minority interest in earnings of a subsidiary                                -         (822)        (2,550)
Pre-acquisition loss of subsidiary since April 1, 2003          1d           -            -            (85)
                                                                     ---------    ---------    -----------

Net income (loss) from ordinary activities                             (10,006)       1,276         (3,453)
Cumulative effect of change in accounting principle             3            -      (18,774)             -
                                                                     ---------    ---------    -----------

Net loss                                                             $ (10,006)   $ (17,498)   $    (3,453)
                                                                     =========    =========    ===========

Income (loss) per share from ordinary activities                     $   (0.81)   $    0.10    $     (0.28)
                                                                     =========    =========    ===========

Loss per share from cumulative effect of change in
  accounting principles                                              $       -    $   (1.51)   $         -
                                                                     =========    =========    ===========

Basic and diluted net loss per share                                 $   (0.81)   $   (1.41)   $     (0.28)
                                                                     =========    =========    ===========

The accompanying notes are an integral part of the consolidated financial statements

                                                TEFRON LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                                                           RETAINED                ACCUMULATED
                                                                ADDITIONAL EARNINGS                  OTHER
                                               ORDINARY SHARES   PAID-IN  (ACCUMULATED DEFERRED   COMPREHENSIVE TREASURY
                                             ------------------
                                              NUMBER *)  AMOUNT  CAPITAL   DEFICIT)   COMPENSATION   INCOME      SHARES     TOTAL
                                             ----------  ------  -------  ----------  ------------ ----------   -------   --------
Balance as of January 1, 2001                12,412,166  $5,576  $62,810  $    6,634  $      (137) $        -   $(7,408)  $ 67,475

Foreign currency translation adjustments              -       -        -           -            -          50         -         50
Amortization of deferred stock compensation           -       -        -           -           69           -         -         69
Net loss                                              -       -        -     (10,006)           -           -         -    (10,006)
                                             ----------  ------  -------  ----------  -----------  ----------   -------   --------
Balance as of December 31, 2001              12,412,166   5,576   62,810      (3,372)         (68)         50    (7,408)    57,588

Foreign currency translation adjustments              -       -        -           -            -         (50)        -        (50)
Amortization of deferred stock compensation           -       -        -           -           68           -         -         68
Net loss                                              -       -        -     (17,498)           -           -         -    (17,498)
                                             ----------  ------  -------  ----------  -----------  ----------   -------   --------

Balance as of December 31, 2002              12,412,166   5,576   62,810     (20,870)           -           -    (7,408)    40,108

Net loss                                              -       -        -      (3,453)           -           -         -     (3,453)
                                             ----------  ------  -------  ----------  -----------  ----------   -------   --------
Balance as of December 31, 2003              12,412,166  $5,576  $62,810  $  (24,323) $         -  $        -   $(7,408)  $ 36,655
                                             ==========  ======  =======  ==========  ===========  ==========   =======   ========

*) Net of 997,400 Ordinary shares in treasury.

The accompanying notes are an integral part of the consolidated financial statements

                                                TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                               YEAR ENDED DECEMBER 31,
                                                                        ------------------------------------
                                                                          2001          2002         2003
                                                                        ----------   ----------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                                                             $  (10,006)  $  (17,498)  $   (3,453)
   Adjustments to reconcile net loss to net cash provided by operating
     activities (a)                                                         25,203       43,344        6,329
                                                                        ----------   ----------   ----------

Net cash provided by operating activities                                   15,197       25,846        2,876
                                                                        ----------   ----------   ----------

CASH FLOWS FROM INVESTING ACTIVITIES
   Investment in property, plant and equipment                              (6,475)      (2,977)      (4,123)
   Investment grants received                                                5,732        1,659        1,868
   Investment in affiliated companies                                       (1,487)        (279)        (125)
   Proceeds from sale of property, plant and equipment                           -          218          499
   Payment for acquisition of subsidiary (b)                                     -            -          300
                                                                        ----------   ----------   ----------

   Net cash used in investing activities                                    (2,230)      (1,379)      (1,581)
                                                                        ----------   ----------   ----------

CASH FLOWS FROM FINANCING ACTIVITIES
   Receipt of long-term bank loans                                               -       25,772        8,500
   Repayment of long-term bank loans and other loans                        (8,110)     (50,320)     (22,614)
   Payment under capital lease                                              (3,146)      (5,821)      (1,691)
   Receipt under capital lease                                                   -          330          175
   Increase (decrease) in short-term bank credit, net                       (1,052)      (3,908)      15,636
   Payment under issuance of shares to minority shareholders                     -       (1,214)           -
   Proceeds from issuance of shares to minority shareholders                     -    *) 12,358            -
   Dividend paid to minority interest in subsidiary                              -            -       (1,166)
                                                                        ----------   ----------   ----------

   Net cash used in financing activities                                   (12,308)     (22,803)      (1,160)
                                                                        ----------   ----------   ----------

Increase in cash and cash equivalents                                          659        1,664          135
Cash and cash equivalents at the beginning of the year                       4,419        5,078        6,742
                                                                        ----------   ----------   ----------

Cash and cash equivalents at the end of the year                        $    5,078   $    6,742   $    6,877
                                                                        ==========   ==========   ==========

*)  Net of issuance cost in the amount of $ 642.

The accompanying notes are an integral part of the consolidated financial statements.

                                                TEFRON LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                  YEAR ENDED DECEMBER 31,
                                                                             ---------------------------------
                                                                               2001        2002        2003
                                                                             ---------   ---------   ---------
(a) ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH PROVIDED BY OPERATING
      ACTIVITIES
      Depreciation and amortization                                          $  10,944   $   9,722   $   7,673
      Increase (decrease) in accrued severance pay, net                            458       1,285        (692)
      Decrease (increase) deferred income taxes                                   (837)      4,571        (289)
      Equity in losses of affiliated companies                                     240         392         183
      Loss (gain) on disposal of property and equipment, net                       915           8        (199)
      Minority interest in earnings of a subsidiary                                  -         822       2,550
      Loss from issuance of shares to third party                                    -       2,082           -
      Pre-acquisition loss of a subsidiary                                           -           -          85

      Decrease (increase) in trade receivables, net                              3,964       2,019      (3,006)
      Decrease (increase)  in  other  accounts  receivable  and  prepaid
        expenses                                                                 5,655        (343)       (469)
      Decrease (increase) in inventories                                         7,875      (2,634)     (4,482)
      Increase (decrease) in trade payables                                     (1,200)      4,227       3,911
      Increase (decrease) in other accounts payable and accrued expenses        (2,811)     (1,753)      1,064
      Goodwill write-off                                                             -      18,774           -
      Restructuring cost:
        Write down of long-lived assets                                              -       2,622           -
        Inventory mark down                                                          -       1,550           -
                                                                             ---------   ---------   ---------

                                                                             $  25,203   $  43,344   $   6,329
                                                                             =========   =========   =========
(b) PAYMENT FOR ACQUISITION OF SUBSIDIARY
      Working capital, net                                                   $       -   $       -   $    (692)
      Property and equipment, net                                                    -           -         369
      Goodwill                                                                       -           -         122
      Accrued severance pay, net                                                     -           -         (99)
                                                                             ---------   ---------   ---------

                                                                             $       -   $       -   $    (300)
                                                                             =========   =========   =========

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND
  FINANCING ACTIVITIES:                                                      $       -   $     410   $   2,744
                                                                             =========   =========   =========

 CASH PAID DURING THE YEAR IN RESPECT OF:

   Interest paid                                                             $  10,813   $   5,962   $   3,538
                                                                             =========   =========   =========

   Income taxes, net of refunds received                                     $       -   $     (37)  $      60
                                                                             =========   =========   =========

The accompanying notes are an integral part of the consolidated financial statements.

                                                TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:-  GENERAL

          a. Tefron Ltd, a company organized under the laws of the State of Israel ("the Company"), and its subsidiaries are engaged in the design, manufacture and sale of knitted intimate apparel, beachwear and activewear, which are manufactured using two different techniques (seamless and cut and sew) and products for the health care industry (see also Note 21). The Company's principal market is the United States.

              The Company's significant subsidiaries are Hi-Tex Founded by Tefron Ltd. ("Hi-Tex"), which commenced operations in 1997, Alba-Waldensian, Inc. ("Alba"), which was purchased in December 1999, New-Net Industries Ltd. ("New-Net") New-Pal Ltd. ("New-Pal"), which commenced operations in April 1999, and Macro Clothing Ltd. ("Macro") which was purchased in April, 2003.

          b.  Acquisition of Macro Clothing Ltd.:

              On March 26, 2003, The Company entered into a share purchase agreement, which was approved on April 24, 2003 by Macpell Industries Ltd. ("Macpell"), and by Mr. Ron Grundland, pursuant to which the Company agreed to acquire 100% of the outstanding Ordinary Shares of Macro Clothing Ltd., ("Macro") upon the satisfaction of certain conditions, in consideration of the assumption by the Company of certain guarantees granted by the sellers in favor of Macro in the aggregate amount of approximately $ 530, subject to adjustments. Pursuant to the terms of the agreement, Macpell agreed to pay the Company the amount of $ 317 to assume Macpell's guarantees to the bank. In addition, Macpell agreed to assign to the Company its rights to a loan granted to Macro in the amount of approximately $ 522. The closing day of the agreement was May 5, 2003. Macro manufactures, markets and sells swimsuits and beachwear. The purchase will diversify the Company's line of products.

              The acquisition was accounted for as a purchase. The excess of the purchase price over the estimated fair value of net assets acquired totals $ 122.

              The operating results of Macro were consolidated for convenience reasons effective April 1, 2003. The operating results for the period prior to the acquisition (from April 1, 2003 through May 5, 2003) in the amount of $ 85 thousand, were deducted in the statements of operations.

          c.  Acquisition of R.M.D. Robotics Ltd. ("RMD"):

              RMD was incorporated on May 16, 1999, in order to develop technology products for the textile industry. RMD shareholders were: the Company - 25.05%, Macpell - 25.05%, and Mr. Meir Azulai
              - 49.9%.

              In accordance with the establishment agreement, the Company has the power to govern the financial and operating policies of RMD and as a result, its financial statements were consolidated with those of the Company.

                                                TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:-  GENERAL (CONT.)

              On March 13, 2003, the Company acquired Mr. Azulai's outstanding shares in a consideration of $ 1. On October 9, 2003, the Company acquired Macpell's outstanding shares in a consideration of $ 200. As a result, the Company holds 100% of RMD's outstanding shares.

          d. On September 6, 2002, the Health Products Division of Alba Waldensian, Inc. ("Alba") a wholly-owned subsidiary of Tefron U.S. Holdings Corp., a wholly-owned subsidiary of the Company, has formed a new entity with Encompass Group, LLC, a Delaware limited liability company ("Encompass") and General Electric Capital Corporation, a Delaware corporation ("GE Capital"), to operate Alba's health products business through AlbaHealth, LLC, a newly formed Delaware limited liability company ("AlbaHealth").

              In Connection with AlbaHealth, Alba contributed substantially all of the assets of its Health products division (together with associated liabilities, including certain existing bank indebtedness secured by such assets) to the capital of AlbaHealth in exchange for a 48.325% ownership interest in AlbaHealth. Each of Encompass and GE Capital contributed cash to the capital of AlbaHealth in the amount of $ 12 thousand and $ 1 thousand, in exchange for a 48.325% and 3.35% ownership interest in AlbaHealth, respectively. As result of Alba contribution, the Company recorded $ 12,082 as an expense.

              For a period of three years commencing on September 6, 2004 Alba is permitted to sell all, but not less than all, of its Common Units to Alba Health, in exchange for basically its fair value.

              In light of the fact that the Company has the power to govern the financial and operating policies of AlbaHealth (through the right to appoint the majority of AlbaHealth's directors), the Company consolidates AlbaHealth financial statements in its financial statements.

          e. The percentage of sales to a principal customer in the United States was 74.8%, 81.8% and 74.8% in the years 2001, 2002 and 2003, respectively. The Company's arrangements with its customers do not contain minimum purchase requirements and there can be no assurance that the principal customers will continue to purchase the Company's products in the same volumes or on the same terms as they have done in the past. A material decrease in the quantity of purchases made by the principal customers or a material adverse change in the terms of such purchases could have a material adverse effect on the Company's results of operations.

                                                TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

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

              The representative exchange rate at December 31, 2003 was U.S. $
              1. = 4.379 new Israeli shekels ("NIS"), (December 31, 2001 and 2002 - NIS 4.416 and NIS 4.737, respectively).

          c.  Principles of consolidation:

              The consolidated financial statements include the accounts of the Company and those of its wholly-owned subsidiaries and AlbaHealth (See note 1d). Intercompany balances and transactions have been eliminated in consolidation.

          d.  Cash and cash equivalents:

              Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less.

          e.  Inventories:

              Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolesce, discontinued products, and for market price lower than cost.

                                                TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              Cost is determined as follows:

              Raw materials, accessories - "First-in, first-out" method. and packaging materials

              Work - in - progress and   -  The Company uses the standard
              finished products             costing method for work in progress
                                            and  finished products evaluation.
                                            The Company uses two standards as
                                            follows:

                                            a. Raw materials standard price -
                                               represent the raw material
                                               cost by meter.

                                            b. Labor standard price - represent
                                               the labor cost per minute  work.

                                               The two standards prices above
                                               are determined based on the
                                               Company's past experience and
                                               are burdened onto the finished
                                               products and the work in
                                               progress in accordance with the
                                               stage of completion.

          f.  Property, plant and equipment, net:

              Property, plant and equipment are stated at cost, net of accumulated depreciation and investment grants. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

                                                                         %
                                                                      --------
              Buildings                                                 2.5
              Machinery and equipment                                  5 - 20
              Installations and leasehold improvements                 5 - 10
              Motor vehicles                                             15
              Furniture and office equipment                           6 - 25

              Leasehold improvements are amortized over the term of the lease, including renewal options, or the useful lives of the assets, whichever is shorter.

                                                TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              The Company's property, plant and equipment are reviewed for impairment in accordance with Statement of Financial Accounting Standard No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No.144"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

          g.  Goodwill:

              Goodwill represents excess of the purchase price over the fair value of the net assets of businesses acquired. Goodwill that arose from acquisitions prior July 1, 2001, was amortized until December 31, 2001, on a straight-line basis over 40 years. Under Statement of Financial Accounting Standard No.142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), goodwill acquired in a business combination for which date is on or after July 1, 2001, shall not be amortized.

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

              The fair value of goodwill was evaluated in the transitional implementation, relying on an independent expert. The valuation is updated annually.

          h.  Investments in affiliated companies:

              Affiliated companies are companies held to the extent of 20% or more (which are not subsidiaries), or companies held less than 20%, which the Company can exercise significant influence over operating and financial policy of the affiliate. The investment in affiliated companies is accounted for by the equity method. Profits on intercompany sales, not realized outside the Group, were eliminated.

              The excess of the purchase price over the fair value of net assets acquired has been attributed to goodwill.

              The Company's investments in affiliated companies are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable. As of December 31, 2003, based on managements' most recent analyses, no impairment losses have been identified (see Note 3 and 8).

                                                TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          i.  Severance pay:

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

          j.  Stock-based compensation:

              The Company has elected to follow Accounting Principles Board Opinion No.25 "Accounting for Stock Issued to Employees" ("APB 25") and FASB Interpretation No.44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44") in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company's share options is higher than or equal to the market price of the underlying shares on the date of grant, no compensation expense is recognized. The pro forma disclosures required by Statement of Financial Accounting Standard No.123 "Accounting for Stock-Based Compensation" ("SFAS No.123"), are provided in Note 15.

          k.  Revenue recognition:

              Revenues from sales are recognized in accordance with Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements", ("SAB No. 101"), when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable, no further obligation exists and collectability is probable.

          l.  Allowance for doubtful accounts:

              The allowance for doubtful accounts is computed for specific accounts the collectibility of which is doubtful based upon management's estimate.

                                                TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          m.  Income taxes:

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

              The Company's derivative financial instruments consist of foreign currency forward exchange and option contracts. These contracts are utilized by the Company, from time to time, to manage risk exposure to movements in foreign exchange rates. In the year 2002, a forward exchange contract is designated as hedging instrument, which met the conditions for special hedge accounting. This contract was recognized as asset or liability on the balance sheet at its fair value, which is the estimated amount at which it could be settled based on market prices or dealer quotes. Changes in fair value, are recognized in earnings at the same period with the hedged item.

                                                TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          p.  Loss per share:

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

              In the year 2003, no diluted loss per share was presented because the effect of the 1,809,323 outstanding options is antidilutive (1,138,474 and 1,755,874 outstanding options had the same effect in the years 2001 and 2002, respectively).

          q.  Impact of recently issued accounting standards:

              In April 2002, the FASB issued Statement of Financial Accounting Standard No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS No. 145"), which rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt" and an amendment of that Statement, and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." SFAS No. 145 also rescinds SFAS No. 44, "Accounting for Intangible Assets for Motor Carriers." SFAS No. 145 amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. The adoption of SFAS No. 145 has not had a material impact on the results of operations or financial position.

              In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured, initially at fair value, only when the liability is incurred; therefore, nullifying Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("EITF 94-3") that required a liability for an exit cost to be recognized at the date of an entity's commitment to an exit plan. The adoption of SFAS 146 is expected to result in delayed recognition for certain types of costs as compared to the provisions of EITF 94-3, especially for facility closure costs. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 has not had a material impact on the results of operations or financial position.

                                                TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              In April 2003, the FASB issued SFAS No. 149 ("SFAS 149"), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies (1) the accounting guidance on derivative instruments (including certain derivative instruments embedded in other contracts) and (2) hedging activities that fall within the scope of FASB Statement No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." SFAS 149 amends SFAS 133 to reflect decisions made
              (1) as part of the Derivatives Implementation Group ("DIG") process that effectively required amendments to SFAS 133, (2) in connection with other projects dealing with financial instruments, and (3) regarding implementation issues related to the application of the definition of a derivative. SFAS 149 is effective (1) for contracts entered into or modified after June 30, 2003, with certain exceptions, and (2) for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively.

              Generally, SFAS 149 improves financial reporting by (1) requiring that contracts with comparable characteristics be accounted for similarly and (2) clarifying when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 is not expected to have a material impact on the Company's financial statements.

              In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34" ("FIN No. 45"). FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. It also incorporates, without change, the guidance in FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others," which is being superseded. The disclosure provisions of FIN No. 45 are effective for financial statements of interim or annual periods that end after December 15, 2002, and the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor's year-end. The adoption of FIN No. 45 didn't have a material impact on the results of operations or financial position.

                                                TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period ending after March 15, 2004. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. As of December 31, 2003, the Company does not expect the adoption of FIN 46 to have a material impact on its consolidated financial statements.

              In December 2003, the SEC issued Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition," ("SAB No. 104") which revises or rescinds certain sections of SAB No. 101, "Revenue Recognition," in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB No. 104 did not have a material effect on the Company's consolidated results of operations, consolidated financial position or consolidated cash flows.

NOTE 3:-  GOODWILL

          On December 13, 1999, AWS Acquisition Corp. ("AWS"), a wholly owned subsidiary of Tefron U.S. Holdings Corp. ("Holdings"), a wholly-owned subsidiary of the Company, completed its tender offer for 100% of the outstanding Common stock of a U.S. company, Alba- Waldensian Inc. ("Alba"), that manufactures seamless apparel and specialty knitted health care products. AWS and Holdings were formed in connection with the purchase of Alba's stock and, immediately following the purchase, AWS was merged into Alba, as the surviving corporation. The acquisition, which was accounted for as a purchase, included the purchase of outstanding shares of Common stock of Alba at $ 18.50 per share, which, in addition to acquisition costs of $ 3,273 resulted in a total purchase price of $ 63,418.

          In June 2001, the Company signed an agreement according to which it acquired, through a wholly-owned subsidiary, 49.9% of JBA Production S.A. ("JBA"), a company operating in Madagascar and engaged in the manufacturing of bras, in consideration for approximately $ 1.3 thousand.

                                                TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 3:-  GOODWILL (CONT.)

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

          The revaluation of goodwill for the year 2003 did not change the carrying value of goodwill for the year ended December 31, 2003.

          The following transitional information is presented to reflect net income (loss) and earnings (loss) per share for all prior periods adjusted to exclude amortization of goodwill:

                                                                                  YEAR ENDED DECEMBER 31,
                                                                           ------------------------------------
                                                                              2001         2002         2003
                                                                           ----------   ----------   ----------
          Reported net income (loss) from ordinary activities              $  (10,006)  $    1,276   $   (3,453)
          Add - goodwill amortization                                           1,282            -            -
                                                                           ----------   ----------   ----------

          Adjusted net income (loss) from ordinary activities                  (8,724)       1,276       (3,453)

          Cumulative effect of change in accounting principle                       -      (18,774)           -
                                                                           ----------   ----------   ----------

          Adjusted net loss                                                $   (8,724)  $  (17,498)  $   (3,453)
                                                                           ==========   ==========   ==========

          Basic and dilutive earnings (loss) per share:

          Reported net earnings (loss) per share from ordinary
             activities:                                                   $    (0.81)  $     0.10   $    (0.28)
          Add - goodwill amortization                                            0.10            -            -
                                                                           ----------   ----------   ----------

          Adjusted net earnings (loss) per share from ordinary activities       (0.71)        0.10        (0.28)

          Net loss per share from cumulative effect of change in
             accounting principle                                                   -        (1.51)           -
                                                                           ----------   ----------   ----------

          Adjusted net loss per share                                      $    (0.71)  $    (1.41)  $    (0.28)
                                                                           ==========   ==========   ==========

                                                TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 4:-  TRADE RECEIVABLES, NET

                                                          December 31
                                                     --------------------
                                                       2002        2003
                                                     ---------  ---------
          Foreign
          Major customers                               15,539     14,147
          Other customers                                5,293      9,727
                                                     ---------  ---------
          Foreign                                       20,832     23,874
                                                     ---------  ---------

          Domestic (Israel) -
             Related party (Macpell)                       395        718
             Others                                        194        325
                                                     ---------  ---------
                                                           589      1,043
                                                     ---------  ---------
          Total *)                                   $  21,421  $  24,917
                                                     =========  =========
          *) Net of allowance for doubtful accounts  $     474  $     229
                                                     =========  =========

NOTE 5:-  OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

                                                           December 31
                                                        ------------------
                                                          2002      2003
                                                        --------  --------
          Government authorities:
             VAT, customs and other levies recoverable  $    987  $  2,071
             Investment grant receivable                   2,021     1,897
             Income tax advances, net of accruals            276        92
          Deferred income taxes (see Note 20)                314       589
          Advances to suppliers                              188       303
          Prepaid expenses                                   776       703
          Other                                              897       511
                                                        --------  --------
                                                        $  5,459  $  6,166
                                                        ========  ========

NOTE 6:-  INVENTORIES

          Raw materials, accessories and packaging
           materials                                    $  9,042  $ 11,128
          Work - in - progress                             8,644    11,214
          Finished products                                8,520     9,334
                                                        --------  --------
                                                        $ 26,206  $ 31,676
                                                        ========  ========

                                                TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 7:-  PROPERTY, PLANT AND EQUIPMENT, NET

          Composition of assets grouped by major classifications, are as follows:

                                                           DECEMBER 31
                                                      ---------------------
                                                        2002         2003
                                                      ---------   ---------
           Cost:
             Buildings                                $   7,724   $   7,767
             Machinery and equipment (3) (2)            164,952     172,865
             Installation and leasehold improvements      4,490       5,138
             Motor vehicles                                 784         557
             Furniture and office equipment               2,969       3,563
             Investment grants                          (30,287)    (32,156)
                                                      ---------   ---------

                                                        150,632     157,734
                                                      ---------   ---------

           Accumulated depreciation:
             Buildings                                      584         725
             Machinery and equipment                     59,243      71,097
             Installation and leasehold improvements      3,808       1,830
             Motor vehicles                                 475         402
             Furniture and office equipment               1,499       1,853
             Investment grants                          (13,476)    (15,646)
                                                      ---------   ---------

                                                         52,133      60,261
                                                      ---------   ---------

          Depreciated cost                            $  98,499   $  97,473
                                                      =========   =========

          (1) Depreciation expense for the years ended December 31, 2001, 2002 and 2003 is $ 9,592, $ 9,722 and $ 7,260, respectively.

          (2) Included in machinery and equipment are assets under capital lease with a cost of $ 8,464 and $ 6,079 as of December 31, 2002 and 2003, respectively. The capital lease is included in accordance with No.13. Statement of Financial Accounting Standards No. 13, "According to Leases" ("SFAS No. 13").

          (3) Including advance to machinery and equipment supplier in the amount of $ 1,166, which was exercised at the beginning of 2004 - see Note 14d.

          (4) As for collateral, see Note 14.

                                                TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 8:-  INVESTMENT IN AFFILIATED COMPANIES

          In June 2001, the Company acquired, through a wholly-owned subsidiary, 49.9% of JBA Production S.A. ("JBA"), a company operating in Madagascar and engaged in the manufacturing of bras, in consideration of approximately $ 1.3 thousand.

          In the framework of JBA acquisition, the Company invested approximately $ 200 for a 50.1% ownership of a new marketing company, Tefrani SA, which is designated to be engaged in the marketing most of JBA's products.

          The investment in Tefrani was accounted for by the equity method since its operations are immaterial.

          During the last quarter of 2003, disputes arose between the Company and the other shareholders in Tefrani SA and JBA. As a result, effectively, it lost its influence in those companies.

          The Company's management intends to terminate its partnership with the other shareholders.

          In light of the aforementioned, the investment in Tefrani SA and JBA is presented since September 30, 2003, on a cost basis. The balance of the investment reflects the cash balances that, in management's opinion, with the liquidation of operations, there is a high degree of certainty that these balances will be paid.

          a.  Investment in JBA:

                                                             December 31,
                                                          -----------------
                                                           2002       2003
                                                          -------   -------

              Equity, net (1)                             $   194        11
              Long-term loans (2)                             279       382
                                                          -------   -------

              Total investments in JBA                    $   473       393
                                                          =======   =======

              (1) Net equity is as follows:
                    Net equity as of the purchase date    $   507       507
                    Accumulated net losses                   (313)     (496)
                                                          -------   -------

                                                          $   194        11
                                                          =======   =======

              (2) The Company granted to JBA a loan linked to the U.S. dollar and bearing no interest. A maturity date has not yet been determined.

          b.  Investment in Tefrani SA:

                                                     December 31
                                                  -----------------
                                                   2002       2003
                                                  -------   -------

              Net equity as of the purchase date  $   200       200
              Accumulated net losses                 (319)     (297)
                                                  -------   -------

              Equity, net                         $  (119)      (97)
                                                  =======   =======

                                                TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 9:-  SHORT-TERM BANK CREDIT

                                                         INTEREST RATE %
                                                    ------------------------
                                                          DECEMBER 31,          DECEMBER 31,
                                                    -----------  -----------  ----------------
                                                       2002          2003      2002      2003
                                                    -----------  -----------  -------  -------
          Short-term loans and overdrafts in
            U.S. dollar (1)                          2.75 - 3.5  2.75 - 4.25  $12,018  $30,291

          Loans and overdrafts in Israeli currency      10.4      9.6 - 10.4    2,749    1,470
                                                                              -------  -------

                                                                              $14,767  $31,761
                                                                              =======  =======

          (1) As of December 31, 2003, the Company fully utilized its unused short-term credit facilities.

          (2)  Collateral - see Note 14.

NOTE 10:- TRADE PAYABLES

                                                         DECEMBER 31
                                                     ---------------------
                                                        2002        2003
                                                     ---------   ---------

          Foreign                                    $  11,034   $  12,869
          Domestic (Israel)                             13,044      16,689
                                                     ---------   ---------

                                                     $  24,078   $  29,558
                                                     =========   =========

NOTE 11:- OTHER ACCOUNTS PAYABLE AND ACCRUED
          EXPENSES

          Employees and payroll accruals             $   5,286   $   5,298
          Accrued expenses                               2,254       2,984
          Equipment suppliers                              693       2,864
          Severance costs related to restructuring       1,172           -
                                                     ---------   ---------

                                                     $   9,405   $  11,146
                                                     =========   =========

                                                TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 12:- LONG-TERM LOANS

          a.  Composition

                                           ANNUAL INTEREST RATE %
                                           ----------------------
                                                DECEMBER 31              DECEMBER 31
                                           ----------------------   ---------------------
                                              2002        2003        2002         2003
                                           ---------   ----------   ---------   ---------
              Loans in U.S. dollars:
                Banks                     2.75 - 6.4    2.375-6.4   $  78,874   $  65,763
                Capital lease obligation      7-9           7-9         3,210       1,694
                Other                         7-9           7-9         2,039       1,036
                                                                    ---------   ---------

                                                                       84,123      68,493
                                                                    ---------   ---------
              Less current maturities:
                Banks and other loans                                  16,290      10,328
                Capital lease obligation                                1,455       1,367
                                                                    ---------   ---------

                                                                       17,745      11,695
                                                                    ---------   ---------

                                                                    $  66,378   $  56,798
                                                                    =========   =========

          b.  The loans mature as follows:

                                       December 31,
                                        ---------

              2004 (current maturity)   $  11,695
              2005                         25,235
              2006                         20,109
              2007                         11,454
                                        ---------

                                        $  68,493
                                        =========


          c. The bank loan agreements contain various covenants, which require among others, that the Company maintain certain financial ratios related to shareholders' equity and operating results. In addition, the terms limit capital expenditure. As of December 31, 2003, the Company was not in compliance with these financial ratios. However, the Company received a waiver from the banks from the financial ratios with which it was not in compliance for this period.

              In addition, the banks have agreed to new financing arrangements with the Company that will become effective upon the closing of the Share Purchase Agreement with the Investor controlled by FIMI (see in Note 23). Such new financing arrangements contain different financial covenants and ratios, than those in the Company's current bank loan agreements.

          d.  As for collateral, see Note 14.

                                                TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 13:- SEVERANCE PAY FUNDS

          Under Israeli law, the Company and its subsidiaries in Israel are required to make severance payments to terminated employees. The calculation is based on the employee's latest salary and the period of employment. For certain employees, including officers, the obligation for severance pay is covered by payment of premiums to insurance companies under approved plans and by regular payments to pension funds. For commitments, which, are not covered by such payments, an amount of $ 2,486 (2002 - $ 2,123) has been accrued.

          Severance pay expenses amounted to $ 1,471, $ 1,285 and $ 357 for the years ended December 31, 2001, 2002 and 2003, respectively (in 2002, including $ 1,172 restructuring charges).

NOTE 14:- LIENS, CONTINGENCIES AND COMMITMENTS

          a. All bank debt is collateralized by a floating charge (a continuing charge on the Company's present and future assets but permitting the Company to dispose of such assets in the ordinary course of business) on all of the assets of the Company and its subsidiaries.

          b. In accordance with the provisions of the Law for the Encouragement of Capital Investments, (1959), the Company and its subsidiaries in Israel received grants from the State of Israel in respect of investments in their plants (see Note 20). The conditions in the letters of approval extending the grants from the State of Israel primarily include the requirements that the investments be made according to the approved plan and that at least 30% of the investments be financed by paid-up share capital. Non-fulfillment of these conditions would require the refund of the grants linked to the Consumer Price Index from date of receipt plus interest. To guarantee fulfillment of the conditions for receipt of the grants, the Company and its subsidiaries have registered floating charges on all of their assets for the benefit of the State of Israel. In the opinion of management, as of December 31, 2003, the Company and its subsidiaries are meeting the required conditions.

          c. The facilities of the Company and most of its Israeli subsidiaries are located in buildings leased for various periods (excluding renewal options) ending between 2004 and 2012.

              The significant leases are with a related party, a company controlled by the principal shareholders, ending between 2008 and 2024 (including renewal options) at an annual rental of $ 2,475. Half of the basic rental payments is linked to the Israeli CPI and half is linked to the U.S. cost of living index.

              The remaining lease payments are in, or linked to, the U.S.
              dollar.

                                                TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

NOTE 14:-- LIENS, CONTINGENCIES AND COMMITMENTS (CONT.)

              The aggregate minimum rental, commitments under non-cancelable leases, based on the above agreements as of December 31, 2003, are as follows:

              2004                             $   3,032
              2005                             $   2,800
              2006                             $   2,241
              2007                             $   2,154
              2008                             $   2,154
              2009 and thereafter              $   6,765

              Rental expense for the years 2001, 2002 and 2003, amounted to $ 3,165, $ 3,348 and $ 3,121, respectively.

          d.  Advance to supplier of fixed assets:

              The Company has committed to purchase machinery in the amount of approximately $ 4,660. At December 31, 2001, an amount of $ 1,329 has been paid as a 30% advance on this commitment. The advance is linked to the Euro (2003 - 0.79, 2002 - 0.95). The advance was fully realized at the beginning of 2004 when the Company ordered 30 machines and machinery parts in an amount of (euro) 2 thousand. As a result, the advance has classified to property, plant and equipment (see also Note 7).

          e.  Legal proceeding:

              Except as described below, there are no material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which the Company or any of its subsidiaries are subject.

              On March 5, 2003, a lawsuit was filed by a former employee of the Company, in the Tel-Aviv District labor Court, alleging for compensation relating to the termination of his employment with the Company in 2002, in an aggregate amount of $ 1,150. The Company does not except this lawsuit to have a material adverse effect on its business or financial condition.

NOTE 15:- SHAREHOLDERS' EQUITY

          a.  Composition:


                                                        DECEMBER 31
                                                       2002 AND 2003
                                                    ------------------
                                                      NUMBER OF SHARES
                                                    ------------------
              Ordinary shares of NIS 1 par value:
                 Authorized                             50,000,000
                 Issued and paid-up                     13,409,566
                 Treasury stock *)                         997,400
                 Outstanding                            12,412,166


              *) Relates to the Company's stock held by a wholly-owned subsidiary.

              The Company's shares are traded on the New York Stock Exchange. (See also Note 23).

                                                TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

NOTE 15:- SHAREHOLDERS' EQUITY (CONT.)

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

              A summary of the Company's share option activity under the plan is as follows:

                                                            WEIGHTED    WEIGHTED
                                                            AVERAGE  AVERAGE FAIR
                                              NUMBER OF     EXERCISE   VALUE ON
                                               SHARES        PRICE    GRANT DATE
                                              ----------    -------   ----------
              Outstanding January 1, 2001
               (513,201 exercisable)           1,081,533

               Granted                           619,500    $  3.53   $    1.61
               Forfeited                        (562,559)   $ 13.23   $    3.12
                                              ----------

              Outstanding December 31, 2001
               (397,086 exercisable)           1,138,474

               Granted                           838,553    $  3.52   $    1.70
               Forfeited                        (221,153)   $ 10.31   $     4.5
                                              ----------

              Outstanding December 31, 2002
               (641,804 exercisable)           1,755,874

               Granted                           160,284    $   3.5   $    1.67
               Forfeited                         (98,835)   $ 10.11   $    3.08
                                              ----------

              Outstanding December 31, 2003
               (1,031,679 exercisable)         1,817,323    $  4.54   $    2.07
                                              ==========

                                                TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

NOTE 15:- SHAREHOLDERS' EQUITY (CONT.)

              The following table summarizes information about options outstanding and exercisable at December 31, 2003:

                                                                           OPTIONS EXERCISABLE
                                                                           --------------------
                                    OPTIONS         WEIGHTED AVERAGE            OPTIONS
                                OUTSTANDING AS OF      REMAINING            OUTSTANDING AS OF
                                   DECEMBER 31,       CONTRACTUAL              DECEMBER 31,
              EXERCISE PRICES         2003            LIFE (YEARS)               2003
              ---------------    ---------------     --------------         ----------------
              $    15.00                  59,000               6.46                   59,000
              $     9.50                 100,000               5.37                  100,000
              $     8.13                 128,000               5.32                  128,000
              $     3.89                  40,000               8.59                   13,333
              $     3.59                  15,000                8.6                    5,000
              $     3.56                 300,000               7.01                  300,000
              $     3.50                 214,000               7.78                  142,667
              $     3.50                  50,000               7.92                   33,333
              $     3.50                 751,039               8.50                  250,346
              $     3.50                 160,284               9.37                        -
                                 ---------------                            ----------------

                                                          1,817,323                1,031,679
                                                     ==============         ================

              Under SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No.123"), pro forma information regarding net loss and loss per share is required for grants issued after December 1994, and has been determined as if the Company had accounted for its employee share options under the fair value method of SFAS No.
              123. The fair value for these options were estimated at the grant date using a Black-Scholes option pricing model with the following weighted-average assumptions for 2001, 2002 and 2003: risk-free interest rates of 1.75%, 2% and 1.5 %, respectively, dividend yields of 0% for each year, volatility factors of the expected market price of the Company's Ordinary shares of 123%, 94.5% and 94.2%, respectively, and a weighted-average expected life of the options of approximately 2 years (for all years presented).

                                                TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

NOTE 15:- SHAREHOLDERS' EQUITY (CONT.)

              Had compensation cost been determined under the alternative fair value accounting method provided for under SFAS No. 123, the Company's loss and loss per share would have been reduced to the following pro forma amounts:

                                                                                       YEAR ENDED DECEMBER 31,
                                                                               ----------------------------------------
                                                                                   2001          2002         2003
                                                                               ------------  ------------  ------------
              Net loss                                           As reported   $    (10,006) $    (17,498) $     (3,295)
                                                                               ============  ============  ============
                                                                 Pro forma
                                                                 net loss      $    (11,266) $    (18,333) $     (4,206)
                                                                               ============  ============  ============
              Basic and diluted earnings (loss) per share:
                 From ordinary activities                        As reported   $      (0.81) $       0.10  $      (0.27)
                                                                 Pro forma     $      (0.91) $       0.07  $      (0.34)

                 Net loss per share                              As reported   $      (0.81) $      (1.41) $      (0.27)
                                                                 Pro forma     $      (0.91) $      (1.47) $      (0.34)

NOTE 16:- SALES

          Sales to major customers:

                                                       YEAR ENDED DECEMBER 31,
                                                   ---------------------------------
                                                      2001      2002         2003
                                                   --------   ---------    ---------
                                                                 %
                                                   ---------------------------------
              A                                        43.0        49.8         38.2
              B                                         8.4         8.8         11.0
              C                                         6.9         5.3          9.1
              D                                         3.8         3.9          5.8
              E                                         9.5         8.3          5.6
              F                                         4.1         4.4          5.5
                                                   --------   ---------    ---------
                                                       75.7        80.5         75.2
                                                   ========   =========    =========

NOTE 17:- COST OF SALES

              Materials                            $ 69,911   $  70,274    $  64,322
              Salaries and related expenses          49,691      42,327       39,878
              Subcontracting                         12,811      13,750       10,673
              Other production costs                 21,340      18,855       19,141
              Depreciation                            9,224       9,060        6,716
                                                   --------   ---------    ---------

              Total manufacturing costs             162,977     154,266      140,730

              Decrease (increase) in inventories      6,196      (2,881)      (2,640)
                                                   --------   ---------    ---------

                                                   $169,173   $ 151,385    $ 138,090
                                                   ========   =========    =========

              Shipping expenses to clients, in the amount of $ 3,130 (2002 - 2,046), were recorded as selling expenses.

                                                TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

NOTE 18:- FINANCIAL EXPENSES, NET

                                                    YEAR ENDED DECEMBER 31,
                                              --------------------------------
                                                2001        2002        2003
                                              --------    --------    --------
          Expenses:
             Interest on long-term loans      $  8,306    $  3,942    $  3,708
             Interest on short-term loans          855         727         653
             Exchange rate differences, net        (28)        480         682
             Bank expenses and other, net          354         335         515
                                              --------    --------    --------

                                                 9,487       5,484       5,558
          Interest income on bank deposits         (91)        (27)          -
                                              --------    --------    --------

                                              $  9,396    $  5,457    $  5,558
                                              ========    ========    ========


NOTE 19:- OTHER EXPENSES (INCOME), NET

          Issuance of shares to
           minority shareholders              $      -    $  2,082    $      -
          Other losses (gains)                     843         211        (228)
                                              --------    --------    --------

                                              $    843    $  2,293    $   (228)
                                              ========    ========    ========


NOTE 20:- TAXES ON INCOME

          a.  Composition:

              Current taxes                   $      -    $      -    $    197
              Deferred taxes                      (837)      4,571        (289)
              Taxes in respect of prior
                years (foreign)                      -         408           -
                                              ---------   --------    --------

                                              $   (837)   $  4,979    $    (92)
                                              =========   ========    ========

          b   Tax laws applicable:

              The Company and most of its significance subsidiaries in Israel are subject to Income Tax Regulations (Rules Relating to the Maintenance of Books of Account by Foreign Investment Companies and Certain Partnerships and the Determination of their Taxable Income) 1986, and accordingly, maintain books for tax purposes in U.S. dollars. The Company and its subsidiaries in Israel are "industrial companies" in conformity with the Law for the Encouragement of Industry (Taxes) 1969. The principal benefits to which the companies are entitled under this Law are accelerated rates of depreciation, consolidated tax returns and a deduction for tax purposes, over a three year period, of costs incurred in registering shares for trading.

                                                TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

NOTE 20:- TAXES ON INCOME

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

              The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in "approved enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2003, management believes that the Company is meeting all of the aforementioned conditions.

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

                                                TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

NOTE 20:- TAXES ON INCOME (CONT.)

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

          d.  Effective tax:

              A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of operations, is as follows:

                                                                                   YEAR ENDED DECEMBER 31,
                                                                             ----------------------------------
                                                                               2001         2002         2003
                                                                             --------     --------     --------
              Income (loss) before taxes, as reported in the consolidated
                 statements of operations                                    $(10,603)    $  7,469     $   (727)
                                                                             ========     ========     ========

              Statutory tax rate                                                   36%          36%          36%
                                                                             ========     ========     ========

              Theoretical tax expense (benefit) on the above amount at the
                 Israeli statutory tax rate                                  $ (3,817)    $  2,689     $   (256)
              Decrease in taxes resulting from "Approved Enterprise"
                 benefits                                                         504       (1,303)          51
              Deferred taxes on losses for which valuation allowance was
                 provided                                                       2,715        2,633          533
              Exempt income                                                       (15)           -            -
              Non-deductible expenses                                               -           45           40
              Taxes in respect of prior years                                       -          408         (469)
              Other                                                              (224)         507            9
                                                                             --------     --------     --------

              Actual tax expenses (benefit)                                  $   (837)    $  4,979     $    (92)
                                                                             ========     ========     ========

                                                TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

NOTE 20:- TAXES ON INCOME (CONT.)

          e.  Deferred taxes:

              Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                                DECEMBER 31
                                                                            ----------------------
                                                                               2002         2003
                                                                            ---------    ---------
              Liability in respect of:
              Depreciation                                                  $ (17,731)   $ (17,569)
              Temporary differences in recognition of income and expenses       5,601        4,427
              Net operating loss carryforwards                                 17,177       19,011
                                                                            ---------    ---------

              Net deferred tax assets before valuation allowance                5,047        5,869
              Valuation allowance (1)                                          (8,889)      (9,422)
                                                                            ---------    ---------

              Net deferred tax                                              $  (3,842)   $  (3,553)
                                                                            =========    =========

              Presented in balance sheet:
                Long-term liability                                         $  (8,117)   $  (7,570)
                Long-term assets                                                3,961        3,428
                Other receivables                                                 314          589
                                                                            ---------    ---------

                Net deferred tax                                            $  (3,842)   $  (3,553)
                                                                            =========    =========

                Domestic                                                    $  (7,803)   $  (6,553)
                Foreign                                                         3,961        3,000
                                                                            ---------    ---------

                Net deferred tax                                            $  (3,842)   $  (3,553)
                                                                            =========    =========

              (1) The net change in the total valuation allowance for the years ended December 31, 2001, 2002 and 2003 is $ 6,196, $ 2,633 and
                  $ 533, respectively.

              (2) The deferred taxes are computed based on enacted tax rates estimated to apply at time of reversal (average rate of 22% for Israeli companies and 37% for a subsidiary located in the U.S.).

          f.  Final tax assessments:

              The Company and New-Net have received final tax assessments through December 31, 1996 and 1999, respectively. Other subsidiaries have not received a tax assessment since inception.

              The Company is negotiating with Israel's Tax Authorities with respect to final tax assessment for the years 1997-1999. The Company cannot predict the impact of these negotiations on the results of operations.

                                                TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 21:- SEGMENT REPORTING

          a.  General information:

              FABS Statement No. 131 "Disclosures about Segment of an Enterprise and Related Information" requires companies to provide certain information about their operating segments.

              The Company has three production lines: Knitted apparel ("Cut and Sew") Seamless apparel ("Seamless") and health care products. Unlike the Cut and Sew process, the Seamless process includes the utilization of a single machine, that transforms yarn directly into a nearly complete garment.

              The company has three reportable segments:

              - Intimate apparel and activewear manufactured using the Seamless process ("Seamless").
              - Intimate apparel and activewear manufactured using Cut and Sew process located in Israel ("Cut and Sew").
              -   Health production, located in Tennessee, U.S. (Healthcare).

              The accounting policies of the reportable segments are the same as those described in Note 2, "Summary of significant accounting policies". Selling, general and administrative expenses are allocated according to the management's assessment.

              Management evaluates performance based upon operating income
              (loss) before interest and income taxes.

                                                TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 21:- SEGMENT REPORTING (CONT.)

          b.  Reportable segments:

                                                             YEAR ENDED DECEMBER 31, 2003
                                             ----------------------------------------------------------------
                                             CUT & SEW                  HEALTHCARE
                                             - ISRAEL      SEAMLESS        USA       ADJUSTMENTS  CONSOLIDATED
                                             ----------   ----------    ----------   ----------    ----------
          Sales to unaffiliated customers    $   51,944   $   72,856    $   38,286   $        -    $  163,086
          Inter-segmental sales                   1,469            -             -       (1,469)            -
                                             ----------   ----------    ----------   ----------    ----------

          Total sales                        $   53,413   $   72,856    $   38,286   $   (1,469)   $  163,086
                                             ==========   ==========    ==========   ==========    ==========

          Operating income (loss)            $    1,026   $   (3,046)   $    6,693   $        -    $    4,673
                                             ==========   ==========    ==========   ==========    ==========
          Financial expenses, net                                                                       5,628
          Other income, net                                                                               228
                                                                                                   ----------

          Loss before tax on income                                                                $      727
                                                                                                   ==========

          Depreciation and amortization      $    1,809   $    5,442    $      422   $        -    $    7,673
                                             ==========   ==========    ==========   ==========    ==========

          Identifiable and total assets at
             December 31, 2003               $   39,628   $  101,202    $   44,329   $        -    $  185,222
                                             ==========   ==========    ==========   ==========

          Corporate assets                                                                             17,499
                                                                                                   ----------

          Total assets                                                                             $  202,721
                                                                                                   ==========

                                                            YEAR ENDED DECEMBER 31, 2002
                                             -----------------------------------------------------------------
                                             CUT & SEW                  HEALTHCARE
                                              - ISRAEL     SEAMLESS        USA      ADJUSTMENTS   CONSOLIDATED
                                             ----------   ----------    ----------   ----------    ----------

          Sales to unaffiliated customers    $   66,199   $   86,524    $   37,582   $        -    $  190,305
          Inter-segmental sales                       -        1,308             -       (1,308)            -
                                             ----------   ----------    ----------   ----------    ----------

          Total sales                        $   66,199   $   87,832    $   37,582   $   (1,308)   $  190,305
                                             ==========   ==========    ==========   ==========    ==========

          Operating income (loss)            $   10,611   $   (2,760)   $    7,368   $        -    $   15,219
                                             ==========   ==========    ==========   ==========

          Financial expenses, net                                                                       5,457
          Other expenses, net                                                                           2,293
                                                                                                   ----------

          Income before tax on income                                                              $    7,469
                                                                                                   ==========

          Depreciation and amortization      $    2,989   $    6,321    $      412   $        -    $    9,722
                                             ==========   ==========    ==========   ==========    ==========

          Identifiable and total assets at
             December 31, 2002               $   34,975   $   97,299    $   44,904   $        -    $  177,178
                                             ==========   ==========    ==========   ==========

          Corporate assets                                                                             19,233
                                                                                                   ----------

          Total assets                                                                             $  196,411
                                                                                                   ==========

                                                TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 21:- SEGMENT REPORTING (CONT.)

                                                             YEAR ENDED DECEMBER 31, 2001
                                             -----------------------------------------------------------------
                                             CUT & SEW                   HEALTHCARE
                                             - ISRAEL       SEAMLESS        USA      ADJUSTMENTS   CONSOLIDATED
                                             ----------    ----------    ----------   ----------    ----------

          Sales to unaffiliated              $   54,785    $   95,740    $   38,424   $        -    $  188,949
          Inter-segmental sales                       -         1,634             -       (1,634)            -
                                             ----------    ----------    ----------   ----------    ----------
          Total sales                        $   54,785    $   97,374    $   38,424   $   (1,634)   $  188,949
                                             ==========    ==========    ==========   ==========    ==========

          Operating income (loss)            $    2,385    $   (9,570)   $    6,872   $      (51)   $     (364)
                                             ==========    ==========    ==========   ==========

          Financial expenses, net                                                                        9,396
          Other expenses, net                                                                              843
                                                                                                    ----------

          Loss before tax benefit                                                                   $  (10,603)
                                                                                                    ==========

          Depreciation and amortization      $    2,970    $    7,026    $      948   $        -    $   10,944
                                             ==========    ==========    ==========   ==========    ==========

          Identifiable and total assets at
             December 31, 2001               $   39,393    $  131,049    $   37,818   $     (221)   $  208,039
                                             ==========    ==========    ==========   ==========

          Corporate assets                                                                              19,694
                                                                                                    ----------

          Total assets                                                                              $  227,733
                                                                                                    ==========


          c.  The Company's sales by geographic area are as follows:


                                       Year Ended December 31,
                                 ------------------------------------
                                    2001         2002         2003
                                 ----------   ----------   ----------

              North America      $  177,539   $  186,348   $  154,696
              Europe                  6,326        1,809        4,350
              Israel                  2,000        1,709        2,782
              Other                   3,084          439        1,258
                                 ----------   ----------   ----------

                                 $  188,949   $  190,305   $  163,086
                                 ==========   ==========   ==========

                                                TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 21:- SEGMENT REPORTING (CONT.)

          d.  The company's long-live assets by geographic area are as follows:


                                            December 31,
                                       -----------------------
                                          2002        2003
                                       ----------   ----------

              Israel                   $   77,083   $   76,882
              Foreign countries            54,752       51,096
                                       ----------   ----------

                                       $  131,835   $  127,978
                                       ==========   ==========


NOTE 22:- RELATED PARTIES

          a.  Transactions with related parties:

                                                                  Year Ended December 31,
                                                             -------------------------------
                                                                2001      2002        2003
                                                             ---------  ---------  ---------
              Sales to related parties                       $     694  $   1,019  $   1,155
              Cost of sales (1)                              $  (2,517) $  (2,475) $  (2,667)
              Selling, general and administrative expenses   $    (550) $    (362) $    (703)

              (1)  Including primarily rental payments.

          b. During 2003, the Company acquired machinery from a related company in the amount of $ 200.

                                                TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 23:- SUBSEQUENT EVENTS

          a. On February 17, 2004, the Company entered into a Share Purchase Agreement ("SPA") with a partnership (the "Investor") controlled by FIMI Opportunity Fund ("FIMI") and certain other co-investors including Mivtach Shamir Holding Corporation Ltd. Under the SPA, the Investor will, subject to the fulfillment of certain prerequisites, invest in the Company $ 15 million in cash for approximately 3.53 million Ordinary shares of the Company at a base price of $ 4.25 per share.

              In addition to the SPA, the Investor entered into an agreement ("Additional Purchase Agreement") with the major shareholders of the Company, Macpell Industries Ltd. ("Macpell") and its controlling shareholder Arwol Holdings Ltd. ("Arwol"), to purchase from them additional 1,365,000 Ordinary shares of the Company, at a base price of $ 5.538 per share at an aggregate purchase price of about $ 7.56 million. The Additional Purchase Agreement includes shareholders' agreement between the Investor, Macpell and Arwol. Subsequent to the consummation of all transactions contained in the SPA and in the Additional Purchase Agreement, the Investor will join the controlling group of Macpell and Arwol. The controlling group will hold approximately 60% of the issued share capital of the Company of which the Investor will be holding about half.

              According to the SPA, the base price per share for the Company and for Macpell and Arwol will be subject to adjustments and may be increased or reduced by up to $ 0.75 per share. In the event that a reduction is required, the Company will have the discretion to issue additional shares to the Investor or to refund a proportionate amount that was paid by the Investor to The Company. Similar discretion is provided to Macpell and Arwol under the Additional Purchase Agreement.

              The Investor has also entered into a Registration Rights Agreement with the Company, identical to that entered into by the Company, Arwol and Macpell in November 2003, with a change to permit a demand for a Form F-3 "shelf registration", which will be added to the existing Registration Rights Agreements.

              The execution of the agreement is subject, among other things, to the approval of the SPA by the shareholders of the Company and new financing arrangements between the Company and its financing banks, and the Investor and its financing banks. The Investor may terminate the agreements in the event that the average closing price of the Company's shares on NYSE over 30 consecutive trading days immediately preceding the closing date shall be less than US $ 3.14.

              Under the Agreement, the parties agree that annual management fees shall be paid to FIMI in consideration for management services on a non-exclusive basis, which shall be $ 172 per annum for the period until the Company's general meeting in 2005, and up to $ 120 per annum for the subsequent period. It was further agreed that as of the date on which Mr. Wolfson shall cease to serve as Chairman of the Company's Board of Directors, the existing consulting agreement between the Company and a company acting on behalf of Mr. Wolfson shall be amended so that the consideration to which he shall be entitled for the consulting services he will continue to provide to the Company although not as the Chairmen of its Board of Directors) shall be reduced from approximately $ 254 to $ 120 per annum.

                                                TEFRON LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 23:- SUBSEQUENT EVENTS (CONT.)

          b. The Company announced on March 3, 2004 that it has entered into an additional Share Purchase Agreement with a group of Investors represented by Mr. Zvi Limon. Under this agreement, the investors will, subject to the closing of the Share Purchase Agreement made on February 17, 2004, between the company and FIMI, invest in Tefron $ 5 million in cash for approximately 1.07 million ordinary shares of the Company at a base price of $ 4.65 per share. The Company has an option to issue the investor, within 90 days from the closing of this transaction, additional shares at the same price and terms in the total additional investment of up to $ 2 million.

              According to the agreement, the base price per share will be subject to adjustments and may be increased or reduced by up to $
              0.75 per share. The investor has also entered into a Registration Rights Agreement with the Company.

              The execution of the agreement is subject, among other things to the execution of the SPA agreement aforementioned.

          c. On March 9, 2004 the Company announced that it had entered into a Private Equity Credit Agreement with funds advised by Southridge Capital Management LLC ("Southridge"). Under the agreement, the Company has an option to call funds from an equity credit line facility provided by Southridge of up to the lesser of $ 15 or 19.9% of The Company's outstanding share capital over the next three years. Under the financing facility, the Company will be entitled to issue shares to Southridge from time to time, at its own election, subject to certain minimum and maximum limitations, but in no event will Southridge be obligated to own more than 4.99% of the Company's Ordinary shares at any one time. The price to be paid by Southridge will be at a discount of 6% to the market price of the Company's Ordinary shares (as calculated under the agreement) during a period prior to the issuance of the shares. Before drawing on the equity line, the Company must satisfy certain closing conditions, including the effectiveness of a registration statement to be filed by the Company, relating to the shares to be issued to Southridge.

          d. On March 2004, the Company granted 650,000 options to Yosef Shiran (the Company's CEO.). The exercise price was set at $ 4.25, and the vesting periods are spread over 10 years from the date of the grant. The granting is subject to the shareholder committee approval.


                                ----------------

                         REPORT OF INDEPENDENT AUDITORS


                             TO THE SHAREHOLDERS OF

                                   TEFRON LTD.


     We have audited the accompanying consolidated balance sheets of Tefron Ltd. ("the Company") and its subsidiaries as of December 31, 2002, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We did not audit the financial statements as of December 31, 2002 and for the year then ended, of Alba Health LLC ("Alba Health") a subsidiary, which statements reflect total assets constituting 24% as of December 31, 2002 and total revenues constituting 6.5% for the year ended December 31, 2002. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts include for Alba Health, is based solely on the report of the other auditors.

     The financial statements of Tefron Ltd. as of December 31, 2001 and for the years ended December 31, 2001 and 2000 were audited by other auditors who have ceased operations as a foreign associated firm of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants and whose report dated March 25, 2002 expressed an unqualified opinion on those statements.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audit and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002, and the results of their operations and cash flows for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.



Tel-Aviv, Israel                                  KOST FORER GABBAY & KASIERER
February 27, 2003                                (Formerly KOST FORER & GABBAY)
                                                A Member of Ernst & Young Global

                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors
AlbaHealth, LLC
Valdese, North Carolina

We have audited the accompanying balance sheet of AlbaHealth, LLC as of December 31, 2002, and the related statements of income, members' equity, and cash flows for the period from September 6, 2002 (date of inception) to December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AlbaHealth, LLC as of December 31, 2002, and the results of its operations and its cash flows for the period from September 6, 2002 (date of inception) to December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1 of the financial statements, on September 6, 2002 (Date of inception) The Company adopted Financial Accounting Standards Board Statement No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS.


/s/ McGladrey & Pullen, LLP


Charlotte, North Carolina
February 6, 2003

INDEPENDENT AUDITOR'S REPORT


To the Board of Directors
AlbaHealth, LLC
Valdese, North Carolina

We have audited the accompanying balance sheet of AlbaHealth, LLC (the "Company") as of December 31, 2003, and the related statements of income, members' equity, and cash flows for the year ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AlbaHealth, LLC as of December 31, 2003, and the results of its operations and its cash flows for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.


/s/ McGladrey & Pullen, LLP


Charlotte, North Carolina
January 30, 2004

                                   SIGNATURES

            The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                   TEFRON LTD.

                                    By:  /s/ Yosef Shiran
                                        --------------------------------
                                    Name:    Yosef Shiran
                                    Title:   Chief Executive Officer


                                    By:   /s/ Gil Rozen
                                        ----------------------------------------
                                    Name:    Gil Rozen
                                    Title:   Chief Financial Officer

April 1, 2004

                                  EXHIBIT INDEX

1.1. Memorandum of Association of the Company (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form F-1 (No. 333-7538) filed on August 29, 1997).

1.2. Restated Articles of Association of the Company (incorporated by reference to Exhibit 1.2 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2002).

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

2.6. Letter Agreement, dated as of March 3, 2001, between Israeli Discount Bank Ltd., Israeli Discount Bank of New York and the Company (incorporated by reference to Exhibit 2.3 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2000).

2.7. Letter, dated November 12, 2001, from the Company to Bank Hapoalim regarding Commitments dated December 14, 1999 (incorporated by reference to Exhibit 2.4 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

2.8. Letter, dated November 13, 2001, from the Company to the Israeli Discount Bank Ltd. regarding Commitments dated December 14, 1999 (incorporated by reference to Exhibit 2.5 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

2.6 Letter, dated July 30, 2002, from Bank Hapoalim to the Company regarding shareholders equity requirements under the Credit Agreement (incorporated by reference to Exhibit 2.6 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2002).

2.7 Letter, dated August 12, 2002, from Israel Discount Bank Ltd. to the Company regarding shareholders equity requirements under the Credit Agreement (incorporated by reference to Exhibit 2.7 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31,
         2002).

2.8 Letter, dated March 2, 2004, from Israel Discount Bank Ltd. to the Company regarding shareholders' equity requirements under the Credit Agreement.

2.9 Letter, dated March 2, 2004, from Bank Hapoalim to the Company regarding shareholders' equity requirements under the Credit Agreement.

2.10 Letter, dated February 16, 2004, from Israel Discount Bank to the Company regarding revised repayment schedule and revised shareholders' equity requirements under the Credit Agreement.

2.11 Letter, dated February 15, 2004, from Bank Hapoalim to the Company regarding revised repayment schedule under the Credit Agreement.

2.12 Letter, dated March 31, 2004, from Bank Hapoalim to the Company regarding revised shareholders' equity requirements under the Credit Agreement.

2.13 Credit Agreement, dated September 6, 2002, among AlbaHealth LLC, as borrower, the other borrower signatory thereto, the lenders signatory, thereto from time to time, and General Electric Capital Corporation, as Agent and a Lender. (incorporated by reference to Exhibit 2.8 to the Company's Annual Report form 20-F for the fiscal year ended December 31, 2002).

2.14 Security Agreement, dated as of September 6, 2002, among the Grantor signatory thereto, from time to time, and General Electric Capital Corporation, as Agent for the benefit of itself and the lenders from time to time party to the Credit Agreement (referred to in Exhibit 2.13).

2.15 Borrower Stockholders Pledge Agreement, dated as of September 6, 2002, by and among the pledgors signatory thereto, from time to time, and General Electric Capital Corporation, as Agent for the benefit of itself and the lenders from time to time party to the Credit Agreement (referred to in Exhibit 2.13).

2.16 The total amount of long-term debt securities of the Company authorized under any instrument, other than as exhibited hereto, does not exceed 10% of the total assets of the Company on a consolidated basis. The Company hereby agrees to furnish to the SEC, upon request, a copy of any instrument defining the rights of holders of long-term debt of the Company or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

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

3.4 Agreement, dated February 17, 2004, by and among Arwol Holdings Ltd., Macpell Industries Ltd. and Norfet, Limited Partnership.

4.1. Agreement and Plan of Merger, dated as of November 8, 1999, by and among Tefron U.S. Holdings Corp., AWS Acquisition Corp. and Alba-Waldensian, Inc. (incorporated by reference to Exhibit (c)(1) to
         Schedule 14D-1 in respect of Alba-Waldensian, Inc. filed by the Company on November 12, 1999)

4.2. Employment Agreement, dated as of August 5, 2002, between the Company and Sigi Rabinowicz (incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2002).

4.3. Consulting and Management Services Agreement, dated as of August 5, 2002, between the Company, New York Delights Ltd., and Arie Wolfson (incorporated by reference to Exhibit 4.3 to the Company's Annual Report on Form 20 F for the fiscal year ended December 31, 2002).

4.4 Management and Services Agreement, effective as of July 30, 2003, between the Company, Yosef Shiran and Shiran & Partners - Consulting, Entreprenuership, and Financing..

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

4.6 Contribution Agreement, dated as of September 6, 2002, between AlbaHealth, LLC, Alba-Waldensian, Inc., Encompass Group, L.L.C. and General Electric Capital Corporation (incorporated by reference to
         Exhibit 4.6 to the Company's Annual Report on Form 20 F for the fiscal year ended December 31, 2002).

4.7 The Limited Liability Company Agreement of AlbaHealth LLC, dated as of September 6, 2002, by and among AlbaHealth, LLC, Alba-Waldensian, Inc., Encompass Group, L.L.C. and General Electric Capital Corporation (incorporated by reference to Exhibit - to the Company's Annual Report on Form 20 F for the fiscal year ended December 31, 2002).

4.8 Put Option Agreement, dated as of September 6, 2002, by and among AlbaHealth, LLC, Alba-Waldensian, Inc., Encompass Group, L.L.C. and General Electric Capital Corporation (incorporated by reference to
         Exhibit 4.8 to the Company's Annual Report on Form 20 F for the fiscal year ended December 31, 2002).

4.9 Share Purchase Agreement dated February 17, 2004, by and between the Company and Norfet Limited Partnership, including related Registration Rights Agreement attached as a schedule.

4.10 Share Purchase Agreement, made as of March 3, 2004, by and between Tefron and Leber Partners, L.P, including related Registration Rights Agreement attached as a schedule.

4.11 Private Equity Credit Agreement, dated as of March 9, 2004, by and between the Company and Brittany Capital Management Limited.

4.12 Registration Rights Agreement, dated as of March 9, 2004, by and between the Company and Brittany Capital Management Limited.

8.1      List of subsidiaries of the Company.

12.(a).1 Certification by CEO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.(a).2 Certification by CFO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.(a).1 Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14(a) 1  Consent of Kost, Forer Gabbay & Kasierer.

14(a) 2  Consent of McGladrey & Pullen, LLP with respect to 2002 report.

14(a) 3  Consent of McGladrey & Pullen, LLP with respect to 2003 report.

14(a).4  Notice Regarding Lack of Consent of Arthur Andersen LLP.