Form 20-F/A
period 2003-12-31
TEFRON LTD
filed 2004-09-21
CIK 1044863

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 21, 2004
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F/A
                                (AMENDMENT NO. 1)

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                                       OR

[_]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

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
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:


Title of each class            Name of each exchange on which registered
----------------------------   ------------------------------------------------
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

                               YES [X]     NO [_]

Indicate by check mark which financial statement item the registrant has elected to follow.

                           ITEM 17 [_]     ITEM 18 [X]

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

                                 NOT APPLICABLE

                                EXPLANATORY NOTE

THIS AMENDMENT NO. 1 TO FORM 20-F IS BEING FILED FOR THE PURPOSE OF AMENDING AND RESTATING ITEMS 3A, 5 (SPECIFICALLY, THE "OPERATING RESULTS" SUBSECTION), 18 AND 19 TO (i) REFLECT THE RESTATEMENT OF OUR CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003 TO CORRECT AMOUNTS PREVIOUSLY REPORTED FOR THE AMORTIZATION OF GOVERNMENT GRANTS AND (ii) PROVIDE ADDITIONAL DETAILS TO OUR DISCLOSURES IN THE ORIGINAL ANNUAL REPORT ON FORM 20-F IN RESPONSE TO COMMENTS WE RECEIVED FROM THE STAFF OF THE U.S. SECURITIES AND EXCHANGE COMMISSION ("SEC") IN CONNECTION WITH ITS REVIEW OF OUR FORM F-2 THAT WE FILED ON MAY 12, 2004. IT IS ALSO FILED FOR THE PURPOSE OF CORRECTING ACCOUNTANT FEE INFORMATION IN ITEM 16C.

ALTHOUGH ONLY THE "OPERATING RESULTS" SUBSECTION OF ITEM 5 HAS BEEN AMENDED, FOR CONVENIENCE THE ENTIRE ITEM 5, WITH THE AMENDMENTS, IS BEING FILED IN ITS ENTIRETY.

THIS AMENDMENT NO. 1 DOES NOT REFLECT EVENTS OCCURRING AFTER THE FILING OF THE ORIGINAL FORM 20-F AND DOES NOT MODIFY OR UPDATE THE DISCLOSURE THEREIN IN ANY WAY OTHER THAN FOR THE PURPOSES SET FORTH ABOVE. AS A RESULT, THIS AMENDMENT NO. 1 CONTINUES TO SPEAK AS OF APRIL 1, 2004.



                                TABLE OF CONTENTS


                                                                             Page
PART I
     ITEM 3.      KEY INFORMATION                                             2
         A.       Selected Financial Data                                     2
     ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS                4

PART II
     ITEM 16C.    ACCOUNTANTS' FEES AND SERVICES                             17

PART III

     ITEM 18.     FINANCIAL STATEMENTS                                       18
     ITEM 19.     EXHIBITS                                                   19


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


                                                                          YEAR ENDED DECEMBER 31,
                                                1999(3)         2000(1)(3)          2001              2002             2003(3)
                                               ---------        ---------         ---------         ---------         ---------
                                                                     (In thousands, except per share data)
STATEMENT OF INCOME DATA:
Sales, net                                     $ 128,826        $ 223,602         $ 188,949         $ 190,305         $ 163,086
Cost of sales                                    111,969          199,186           169,173           151,385           139,422
Restructuring costs                                   --               --                --             1,550                --
                                               ---------        ---------         ---------         ---------         ---------
Gross profit                                      16,857           24,416            19,776            37,370            23,644
Selling, general and administrative
     expenses                                      5,300           20,574            20,140            18,358            20,323
Restructuring costs                                   --               --                --             3,793                --
                                               ---------        ---------         ---------         ---------         ---------
Operating income  (loss)                          11,557            3,842              (364)           15,219             3,341
Financing expenses (income),
     net                                             794           10,292             9,396             5,457             5,628
Other expenses, net                                   --               --               843             2,293              (228)
                                               ---------        ---------         ---------         ---------         ---------
Income (loss) before taxes on income              10,763           (6,450)          (10,603)            7,469            (2,059)
Taxes on income (tax benefit)                      2,432           (2,142)             (837)            4,979              (424)
                                               ---------        ---------         ---------         ---------         ---------
 Income (loss) after income
       taxes                                       8,331           (4,308)           (9,766)            2,490            (1,635)
Equity in losses of affiliate
     company                                          --               --              (240)           (1,172)             (183)
Minority interest in earnings of a
     subsidiary                                       --               --                --              (822)           (2,550)
Pre-acquisition loss of subsidiary
     since April 1, 2003                              --               --                --                --               (85)
                                               ---------        ---------         ---------         ---------         ---------
Income (loss) before cumulative effect
     of change in accounting principles            8,331           (4,308)          (10,006)              496            (4,453)
Cumulative effect of change in
     accounting principle                             --               --                --           (17,994)               --
                                               ---------        ---------         ---------         ---------         ---------
Net income (loss)                                  8,331           (4,308)          (10,006)          (17,498)           (4,453)
Basic and diluted net earnings (loss)
     per share
Earnings (loss) per share before
     cumulative effect of change in
     accounting principles                          0.67            (0.35)            (0.81)             0.04             (0.36)
                                               =========        =========         =========         =========         =========
Loss per share from cumulative effect
     of change in accounting principle                --               --                --             (1.45)               --
                                               =========        =========         =========         =========         =========
Earnings (loss) per share basic and
     diluted                                        0.67            (0.35)            (0.81)            (1.41)            (0.36)
                                               =========        =========         =========         =========         =========
Ordinary Shares                                   12,433           12,412            12,412            12,412            12,412
                                               =========        =========         =========         =========         =========




                                                                 AT DECEMBER 31,
                                  -------------------------------------------------------------------------------
                                     1999           2000(1)           2001               2002              2003
                                  ---------        ---------        ---------         ---------         ---------
                                                                 (in thousands)

Cash and cash equivalents        $  15,759        $   4,419        $   5,078         $   6,742         $   6,877
Working capital (deficit)           30,542           14,404           (6,958)           (6,167)          (14,524)
Total assets                       246,930          258,571          229,065           197,743           202,721
Total debt(2)                      115,587          143,918          131,609            98,890           100,254
Shareholders' equity                72,304           67,697           58,588            41,108            36,655


----------

(1) Consolidated with the financial statements of Alba-Waldensian Inc. since January 1, 2000.

(2) Total debt consists of total bank debt, other loans received and capital lease obligations.

(3)  Restated

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

OPERATING RESULTS

     The following table sets forth our results of operations expressed as a percentage of total sales for the periods indicated:



                                                           YEAR ENDED DECEMBER 31,
                                                        -----------------------------
                                                         2001        2002      2003(*)
                                                        -----       -----       -----
Sales                                                   100.0%      100.0%      100.0%
Cost of sales                                            89.5        80.4        85.5
                                                        -----       -----       -----
Gross profit                                             10.5        19.6        14.5
Selling, general and administrative
 expenses                                                10.7        11.6        12.5
                                                        -----       -----       -----
Operating income before financing
 expenses                                                (0.2)        8.0         2.0
Financing income (expense), net                          (5.0)       (2.9)       (3.5)
Other income (expenses)                                  (0.4)       (1.2)        0.2
                                                        -----       -----       -----
Income (loss) before income taxes                        (5.6)        3.9        (1.3)
Income tax expense (benefit)                             (0.4)        2.6        (0.3)
                                                        -----       -----       -----
Income (loss) after income taxes                         (5.2)        1.3        (1.0)
Equity in losses of affiliated company                   (0.1)       (0.6)       (0.1)
Minority interests                                         --        (0.4)       (1.6)
                                                        -----       -----       -----
Net income  (loss) from ordinary activities              (5.3)        0.3        (2.7)
                                                        =====       =====       =====
Cumulative effect of change in accounting principle        --        (9.5)         --
Net income (loss)                                        (5.3)%      (9.2)%      (2.7)%
                                                        =====       =====       =====


(*)  Restated

     YEAR ENDED DECEMBER 31, 2003 COMPARED WITH YEAR ENDED DECEMBER 31, 2002

     SALES

     CONSOLIDATED. Sales for the year ended December 31, 2003 were $163.1 million, 14.3% below the sales of $190.3 million for the year ended December 31, 2002. Our sales of intimate apparel (other than to our major customer) decreased from $51.5 million in 2002 to $46.8 million in 2003, while our sales of active-wear and swimwear products increased from $6.5 million in 2002 to $15.8 million in 2003. Below is a table that describes our 2003 and 2002 sales of intimate apparel, active-wear and swimwear products:


                                                    SALES
                       -------------------------------- --------------------------------
                                    2002                             2003
                       -------------------------------- --------------------------------
                                            (Dollars in thousands)
                       CUT &                              CUT &
                        SEW      SEAMLESS     TOTAL        SEW       SEAMLESS     TOTAL

Intimate Apparel      64,363      81,897     146,260      46,575      62,423     108,998
Active-wear            1,836       4,627       6,463       1,638      10,433      12,071
Swimwear                   0           0           0       3,731           0       3,731
Total                 66,199      86,524     152,723      51,944      72,856     124,800
Alba Health                                   37,582                              38,286
                                             190,305                             163,086



          CUT & SEW - ISRAEL. Sales for the year ended December 31, 2003 for this segment were $51.9 million, 21.5% below the sales of $66.2 million for the year ended December 31, 2002. This decrease in sales was due primarily to a decrease in sales to our major customer resulting mainly from an acceleration of orders to the fourth quarter of 2002 from the first quarter of 2003 in expectation of the war in Iraq; transfer of orders from Israel to manufacturers in other countries in expectation of the war in Iraq and other factors; decreased prices in particular projects due to increased competition; and decreased demand for some our products in the stores of our major customer.

          SEAMLESS. Sales for the year ended December 31, 2003 for this segment were $72.9 million, 15.8% below the sales of $86.5 million for the year ended December 31, 2002. This decrease in sales was due primarily to a decrease in sales to our major customer resulting mainly from an acceleration of orders to the fourth quarter of 2002 from the first quarter of 2003 in expectation of the war in Iraq and decreased demand for some our products in the stores of our major customer.

          HEALTHCARE-USA. Sales for the year ended December 31, 2003 for this segment were $38.3 million, a slight increase above the sales of $37.6 million for the year ended December 31, 2002. As a whole, our business and customer base for this segment remained stable during this period.

     COST OF SALES

     Cost of sales consists primarily of materials, certain salaries and related expenses, subcontracting expenses and other overhead expenses related to our manufacturing operations. Cost of sales decreased by 7.9% to $139.4 million (as restated) in 2003 as compared to $151.4 million in 2002 (excluding restructuring costs of $1.6 million in 2002) primarily due to the decrease in sales, although the decrease in cost of sales was offset by an increase in cost of sales due to operating inefficiencies and extra costs resulting from the consolidation of manufacturing facilities and the expansion of sales of active-wear products. As a percentage of sales, cost of sales increased to 85.5% in 2003 as compared to 79.6% in 2002 (excluding restructuring costs of $1.6 million in 2002) primarily due to our decreased sales, the operating inefficiencies referred to above and the strengthening of the NIS compared to the USD. Although we believe that our efficiency will improve as we continue to manufacture our new product lines, we cannot assure that we will be able to return to our previous efficiency levels in the future.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative expenses consist primarily of costs relating to salaries to employees engaged in sales, marketing, distribution, administration and management activities, freight and other administrative costs. Selling, general and administrative expenses increased by 10.7% to $20.3 million in 2003 as compared to $18.4 million in 2002 (excluding restructuring costs of $3.8 million in 2002). As a percentage of sales, selling, general and administrative expenses increased to 12.5% in 2003 as compared to 9.6% in 2002 (excluding restructuring costs of $3.8 million in 2002). This increase was due to air freight charges of approximately $2 million due to delays in supplying orders to customers resulting from the operating inefficiencies referred to above. We believe that our air freight charges in 2004 will be less than 2003 due to improvements in our operating efficiencies, although we cannot assure that substantially all such air freight charges will be eliminated.

     OPERATING INCOME

     CONSOLIDATED. Operating income for the year ended December 31, 2003 was $3.3 million (as restated) (2.0% of sales), compared to operating income of $15.2 million (8% of the sales) for the year ended December 31, 2002. This decrease in operating income was due to the changes in sales, cost of sales and selling, general and administrative expenses discussed above.

          CUT & SEW - ISRAEL. Operating income for the year ended December 31, 2003 for this segment was $0.7 million (as restated) (1.4% of sales), compared to operating income of $10.6 million (16% of the sales) for the year ended December 31, 2002. The decrease in operating income resulted primarily from a decrease in our gross margin from 22.9% in 2002 to 13.9% in 2003 and from an increase in selling, general and administrative expenses due to air freight charges due to delays in supplying orders to customers. The decrease in our gross margin was mainly caused by the decrease in our sales described above and decreased prices in particular projects due to increased competition.

          SEAMLESS. Operating loss for the year ended December 31, 2003 for this segment was $4.1 million (as restated) (5.6% of sales), compared to operating loss of $2.8 million (3.2% of the sales) for the year ended December 31, 2002. The operating loss in 2002 included restructuring costs of $5.3 million. This increase in operating loss was due primarily to a decrease in our gross margin from 13% to 5.4%. This decrease in gross margin was primarily due to operating inefficiencies and extra costs resulting from the consolidation of manufacturing facilities and the expansion of sales of active-wear products.

          HEALTHCARE-USA. Operating income for the year ended December 31, 2003 for this segment was $6.7 million, a slight decrease from the operating income of $7.4 million for the year ended December 31, 2002. This slight decrease was due primarily to decreased prices resulting from increased competition.

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

     INCOME TAXES

     Tax benefit for 2003 was $0.4 million (as restated) as compared to tax expenses of $5.0 million for 2002, as a result of $2.1 million pretax loss this period compared to pretax income of $7.5 million for the same period last year. Commencing from 2002, we ceased to record tax benefits with respect to losses in Alba. In 2003, we reduced our deferred taxes in Alba by $1 million as a result of an adjustment of our expected utilization of deferred taxes in light of expected future earnings. Although we currently estimate that we will be able to utilize the remaining balance of the deferred taxes in Alba, we cannot assure that we will be able to do so.

     YEAR ENDED DECEMBER 31, 2002 COMPARED WITH YEAR ENDED DECEMBER 31, 2001

     SALES

     CONSOLIDATED. Sales for the year ended December 31, 2002 were $190.3 million, slightly higher than the $188.9 million reported for the year ended December 31, 2001.

          CUT & SEW - ISRAEL. Sales for the year ended December 31, 2002 for this segment were $66.2 million, 20.8% above the sales of $54.8 million for the year ended December 31, 2001. This increase in sales was due primarily to an increase in sales to our major customer resulting mainly from a greater demand for our products in their stores.

          SEAMLESS. Sales for the year ended December 31, 2002 for this segment were $86.5 million, 9.6% below the sales of $95.7 million for the year ended December 31, 2001. This decrease in sales was due primarily to a decrease in sales to certain brands and mass market customers.

          HEALTHCARE-USA. Sales for the year ended December 31, 2002 for this segment were $37.6 million, a slight decrease from the sales of $38.4 million for the year ended December 31, 2001. As a whole, our business and customer base for this segment remained stable during this period

     COST OF SALES

     Cost of sales consists primarily of materials, certain salaries and related expenses, subcontracting expenses and other overhead expenses related to our manufacturing operations. Although sales slightly increased, cost of sales decreased by 10.5% to $151.4 million in 2002 (excluding restructuring costs of $1.6 million) as compared to $169.2 million in 2001. As a percentage of sales, cost of sales decreased to 79.6% in 2002 (excluding restructuring costs of $1.6 million) as compared to 89.5% in 2001. This decrease was primarily due to improvement in material consumption and efficiency, continuing shifting of sewing operations to lower labor cost facilities in Jordan and reduction of other manufacturing and operating costs.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative expenses consist primarily of costs relating to salaries to employees engaged in sales, marketing, distribution, administration and management activities, freight and other administrative costs. Selling, general and administrative expenses decreased by 8.8% to $18.4 million in 2002 (excluding restructuring costs of $3.8 million) as compared to $20.1 million in 2001. As a percentage of sales, selling, general and administrative expenses decreased to 9.6% in 2002 (excluding restructuring costs of $3.8 million) as compared to 10.7% in 2001. This decrease was primarily due to the implementation of cost saving procedures, on-time delivery and, due to the adoption of the SFAS 142 that resulted in no goodwill amortization during this period.

     OPERATING INCOME

     CONSOLIDATED. Operating income for the year ended December 31, 2002 was $15.2 million (8% of sales), compared to operating loss of $364,000 (0.2% of the sales) for the year ended December 31, 2001. This change in the operating income was due to the changes in sales, cost of sales and selling, general and administrative expenses discussed above.

          CUT & SEW - ISRAEL. Operating income for the year ended December 31, 2002 for this segment was $10.6 million (16% of sales), compared to operating income of $2.4 million (4.4% of the sales) for the year ended December 31, 2001. The increase in operating income resulted primarily from an increase in our gross margin from 11% in 2001 to 22.9% in 2002. The increase in our gross margin was mainly caused by increased sales, decreased sewing costs due to the shifting of sewing from Israel to Jordan and decreased production costs.

          SEAMLESS. Operating loss for the year ended December 31, 2002 for this segment was $2.8 million (3.2% of the sales), compared to operating loss of $9.6 million (10% of the sales) for the year ended December 31, 2001. The decrease in operating loss in 2002 primarily resulted from an increase in our gross margin from 2.1% to 13%. This increase in gross margin resulted mainly from a significant decrease in the percentage of manufacture of products of unusable quality, offset by restructuring costs of $5.3 million incurred in 2002.

          HEALTHCARE-USA. Operating income for the year ended December 31, 2002 for this segment was $7.4 million, a slight increase from the operating income of $6.9 million for the year ended December 31, 2001. As a whole, our business and customer base for this segment remained stable during this period.

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

     EXTRAORDINARY EXPENSE

     To comply with the new Statement of Financial Accounting Standards, Goodwill and Other Intangible Assets (SFAS) 142, we recorded a goodwill impairment loss of $17.9 million in 2002 that was reported as cumulative effect of change in accounting principle as of January 1, 2002. As of January 1, 2002, we had unamortized goodwill in the amount of $48.7 million. In connection with SFAS No. 142's annual goodwill impairment evaluation, we performed an assessment of whether there is an indication that the goodwill is impaired as of January 1, 2002. To accomplish this, we identified our reporting units and determined, through an independent expert, the carrying value of each reporting unit by assigning assets and liabilities, including existing goodwill and intangible assets, to those reporting units as of January 1, 2002. As a result, the goodwill identified with one of the business units, which has a carrying amount of $17.9 million, has been impaired.

LIQUIDITY AND CAPITAL RESOURCES

     2003 SOURCES AND USES OF CASH

     During 2003, we generated approximately $2.9 million in cash from operating activities. This cash flow, together with short term borrowings of approximately $15.6 million, enabled us to repay a net amount of $15.8 million of bank loans and capital leases in 2003, pay a dividend of $1.2 million to minority shareholders in one of our subsidiaries and finance our $1.5 million investment in fixed assets, net of government grants and proceeds from the sale of fixed assets. During 2003, we received government grants in the approximate amount of $1.9 million and received proceeds from the sale of fixed assets of $0.5 million, which were used to finance part of our $3.9 million investments in fixed assets. At December 31, 2003, we had cash and cash equivalents of $6.9 million, as compared to $6.7 million a year earlier.

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

     CONTRACTUAL AND OTHER COMMITMENTS

     We have various commitments primarily related to long-term debt, capital lease obligations and short term debt. The following tables provides details regarding our contractual cash obligations and other commercial commitments subsequent to December 31, 2003:




CONTRACTUAL OBLIGATIONS         TOTAL      2004       2005    2006      2007 +
---------------------------- ---------- ----------- ------- -------- -------------
Long-Term Bank Debt             $65.8     $ 9.8     $24.4     $20.1     $11.5

Capital Lease Obligations       $ 1.7     $ 1.4     $ 0.3         -         -

Other Long-Term Obligations     $ 1.0     $ 0.5     $ 0.5         -         -

TOTAL CONTRACTUAL CASH
OBLIGATIONS                     $68.5     $11.7     $25.2     $20.1     $11.5




Other Commercial Commitments    TOTAL AMOUNTS COMMITTED    2004
---------------------------- ---------------------------- -----------------------------
Lines of Credit                         $29.1                        $29.1

Short Term Bank Debt                    $ 2.7                        $ 2.7

Guarantees/Letters of Credit            $ 3.8                        $ 3.8

TOTAL COMMERCIAL COMMITMENTS            $35.6                        $35.6


----------

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

DESIGN AND DEVELOPMENT OF PRODUCTS

     Our design and development of products department continually strives to improve technologies and products and develop new lines of products. We estimate that we invested approximately $2.0 million to $2.5 million in 2000, $2.5 million to $3 million in 2001, $3.5 million to $4.0 million in 2002, and $4 million to $4.5 million in 2003 on design and development of products, including Alba.

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


YEAR ENDED DECEMBER 31,       AVERAGE RATE      HIGH        LOW       PERIOD END
-----------------------       ------------      ----        ---       ----------
                                                   (NIS PER $1.00)
1997                             3.45           3.59        3.24          3.54
1998                             3.80           4.37        3.54          4.16
1999                             4.14           4.29        4.01          4.15
2000                             4.08           4.20        3.97          4.04
2001                             4.21           4.42        4.04          4.42
2002                             4.74           4.99        4.42          4.74
2003                             4.54           4.92        4.28          4.38



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



                                     US$ 2003               US$ 2002
                                     --------               --------
Audit Fees (1)                       $106,577               $121,361

Audit-related Fees (2)                101,168                 67,021

Tax Fees (3)                          123,528                 62,172

All Other Fees (4)                      1,275                      0

TOTAL                                 332,548                250,554


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



         INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                Page
                                                                                                ----
         Index to Consolidated Financial Statements                                           F-1
         Reports of Independent Auditors                                                      F-2  - F-3
         Consolidated Balance Sheets                                                          F-4  - F-5
         Consolidated Statements of Operations                                                F-6
         Statements of Changes in Shareholders' Equity                                        F-7
         Consolidated Statements of Cash Flow                                                 F-8  - F-9
         Notes to the Consolidated Financial Statements                                       F-10 - F-49
         Report of Independent Auditors for 2002 Financial Statements                         F-50
         Reports of Independent  Auditors for subsidiary of Tefron,  Alba Health LLC, for
         2002 and 2003 Financial Statements                                                   F-51 - F-52



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

2.8 Letter, dated March 2, 2004, from Israel Discount Bank Ltd. to the Company regarding shareholders' equity requirements under the Credit Agreement (incorporated by reference to Exhibit 2.8 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003 filed on April 1,
     2004).

2.9 Letter, dated March 2, 2004, from Bank Hapoalim to the Company regarding shareholders' equity requirements under the Credit Agreement (incorporated by reference to Exhibit 2.9 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003 filed on April 1, 2004).

2.10 Letter, dated February 16, 2004, from Israel Discount Bank to the Company regarding revised repayment schedule and revised shareholders' equity requirements under the Credit Agreement (incorporated by reference to Exhibit 2.10 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003 filed on April 1, 2004).

2.11 Letter, dated February 15, 2004, from Bank Hapoalim to the Company regarding revised repayment schedule under the Credit Agreement (incorporated by reference to Exhibit 2.11 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003 filed on April 1,
     2004).

2.12 Letter, dated March 31, 2004, from Bank Hapoalim to the Company regarding revised shareholders' equity requirements under the Credit Agreement (incorporated by reference to Exhibit 2.12 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003 filed on April 1,
     2004).

2.13 Credit Agreement, dated September 6, 2002, among AlbaHealth LLC, as borrower, the other borrower signatory thereto, the lenders signatory, thereto from time to time, and General Electric Capital Corporation, as Agent and a Lender. (incorporated by reference to Exhibit 2.8 to the Company's Annual Report form 20-F for the fiscal year ended December 31,
     2002).

2.14 Security Agreement, dated as of September 6, 2002, among the Grantor signatory thereto, from time to time, and General Electric Capital Corporation, as Agent for the benefit of itself and the lenders from time to time party to the Credit Agreement (referred to in Exhibit 2.13).

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

3.4 Agreement, dated February 17, 2004, by and among Arwol Holdings Ltd., Macpell Industries Ltd. and Norfet, Limited Partnership (incorporated by reference to Exhibit 3.4 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003 filed on April 1, 2004).

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

4.4. Management and Services Agreement, effective as of July 30, 2003, between the Company, Yosef Shiran and Shiran & Partners - Consulting, Entreprenuership, and Financing (incorporated by reference to Exhibit 4.4 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003 filed on April 1, 2004).

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

4.9 Share Purchase Agreement dated February 17, 2004, by and between the Company and Norfet Limited Partnership, including related Registration Rights Agreement attached as a schedule (incorporated by reference to Exhibit 4.9 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003 filed on April 1, 2004).

4.10 Share Purchase Agreement, made as of March 3, 2004, by and between Tefron and Leber Partners, L.P, including related Registration Rights Agreement attached as a schedule (incorporated by reference to Exhibit 4.10 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003 filed on April 1, 2004).

4.11 Private Equity Credit Agreement, dated as of March 9, 2004, by and between the Company and Brittany Capital Management Limited (incorporated by reference to Exhibit 4.11 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003 filed on April 1, 2004).

4.12 Registration Rights Agreement, dated as of March 9, 2004, by and between the Company and Brittany Capital Management Limited (incorporated by reference to Exhibit 4.12 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003 filed on April 1, 2004).

8.1  List of subsidiaries of the Company (incorporated by reference to Exhibit
     8.1 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003 filed on April 1, 2004).

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

13.(a).1 Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14.(a).1 Consent of Kost, Forer Gabbay & Kasierer.

14.(a).2 Consent of McGladrey & Pullen, LLP with respect to 2002 report
     (incorporated by reference to Exhibit 14.(a).2 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003 filed on April 1, 2004) .

14.(a).3 Consent of McGladrey & Pullen, LLP with respect to 2003 report.

14.(a).4 Notice Regarding Lack of Consent of Arthur Andersen LLP (incorporated by reference to Exhibit 14.(a).4 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003 filed on April 1, 2004).

                                   TEFRON LTD.


                        CONSOLIDATED FINANCIAL STATEMENTS


                             AS OF DECEMBER 31, 2003


                            U.S. DOLLARS IN THOUSANDS



                                      INDEX


                                                                 Page
                                                             -------------
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM     F - 2 - F - 3

CONSOLIDATED BALANCE SHEETS                                  F - 4 - F - 5

CONSOLIDATED STATEMENTS OF OPERATIONS                            F - 6

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                    F - 7

CONSOLIDATED STATEMENTS OF CASH FLOWS                        F - 8 - F - 9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                  F - 10 - F - 49





                           - - - - - - - - - - - - - -

ERNST & YOUNG

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                             TO THE SHAREHOLDERS OF

                                   TEFRON LTD.

     We have audited the accompanying consolidated balance sheets of Tefron Ltd. ("the Company") and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Alba Health LLC ("Alba Health") a subsidiary, which statements reflect total assets constituting 23.4% and 24% as of December 31, 2003 and 2002, respectively, and total revenues constituting 23.5% and 6.5% for the years ended December 31, 2003 and for the period from September 6, 2002 to December 31, 2002, respectively of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for Alba Health, is based solely on the reports of the other auditors. The financial statements of Tefron Ltd. for the year ended December 31, 2001, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those statements in their report dated March 25, 2002.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

     As discussed in Note 1g, of the notes to the consolidated financial statements, the accompanying financial statements have been restated to correct amounts previously reported for the amortization of government grants.

     As discussed in Note 2(g) to the consolidated financial statements, on January 1, 2002, the Company adopted SFAS 142 "Goodwill and Other Intangible Assets".

Tel-Aviv, Israel                                  KOST FORER GABBAY & KASIERER
September 14, 2004                              A Member of Ernst & Young Global

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

                                                         /s/ LUBOSHITZ KASIERER
                                                         ----------------------
                                                         Luboshitz Kasierer
                                                         Arthur Andersen


Tel-Aviv, Israel.
March 25, 2002

                                                TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                           DECEMBER 31,
                                                                      ---------------------
                                                               NOTE    2002 *)      2003
                                                                      --------     --------
    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                           $  6,742     $  6,877
  Trade receivables (net of allowance for doubtful debts)       4       21,421       24,917
  Other accounts receivable and prepaid expenses                5        5,459        6,166
  Inventories                                                   6       26,206       31,676
                                                                      --------     --------

Total current assets                                                    59,828       69,636
                                                                      --------     --------

SEVERANCE PAY FUNDS                                            13          433          217
                                                                      --------     --------

PROPERTY, PLANT AND EQUIPMENT:
  Cost                                                          7      150,632      157,734
  Less - accumulated depreciation                                       50,801       60,261
                                                                      --------     --------

Property, plant and equipment, net                                      99,831       97,473
                                                                      --------     --------

OTHER ASSETS:
  Goodwill                                                      3       30,743       30,865
  Deferred taxes                                               20        3,961        3,428
  Investment in affiliated companies                            8          354          296
  Advance to supplier of equipment                            14d        1,374            -
  Other                                                                  1,219          806
                                                                      --------     --------

Total other assets                                                      37,651       35,395
                                                                      --------     --------

Total assets                                                          $197,743     $202,721
                                                                      ========     ========

*)   Restated, see Note 1g.


The accompanying notes are an integral part of the consolidated financial statements

                                                TEFRON LTD. AND ITS SUBSIDIARIES


CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA


                                                                        DECEMBER 31,
                                                                   ------------------------
                                                           NOTE     2002 *)        2003
                                                           ----    ---------      ---------
     LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
   Short-term bank credit                                    9     $  14,767      $  31,761
   Current maturities of long-term debt:
     Loans from banks and others                            12        16,290         10,328
     Capital leases                                         12         1,455          1,367
   Trade payables                                           10        24,078         29,558
   Other accounts payable and accrued expenses              11         9,405         11,146
                                                                   ---------      ---------

 Total current liabilities                                            65,995         84,160
                                                                   ---------      ---------

 LONG-TERM LIABILITIES:
   Loans from banks and others                              12        64,623         56,471
   Capital leases                                           12         1,755            327
   Deferred taxes                                           20         8,449          7,570
   Accrued severance pay                                    13         2,123          2,486
                                                                   ---------      ---------

 Total long-term liabilities                                          76,950         66,854
                                                                   ---------      ---------

 MINORITY INTEREST                                                    13,690         15,052
                                                                   ---------      ---------

 Total liabilities                                                   156,635        166,066
                                                                   ---------      ---------

 LIENS, CONTINGENCIES AND COMMITMENTS                       14

 SHAREHOLDERS' EQUITY:                                      15
   Share capital
     Ordinary shares of NIS 1 par value:
     Authorized - 50,000,000 shares
     Issued and outstanding - 13,409,566 shares                        5,575          5,575
     Deferred shares of NIS 1 par value:
     Authorized, issued and outstanding - 4,500 shares                     1              1
   Additional paid-in capital                                         62,810         62,810
   Accumulated deficit                                               (19,870)       (24,323)
                                                                   ---------      ---------

                                                                      48,516         44,063
 Less - 997,400 Ordinary shares in treasury, at cost                  (7,408)        (7,408)
                                                                   ---------      ---------

 Total shareholders' equity                                           41,108         36,655
                                                                   ---------      ---------

 Total liabilities and shareholders' equity                        $ 197,743      $ 202,721
                                                                   =========      =========

*)   Restated, see Note 1g.

The accompanying notes are an integral part of the consolidated financial statements

                                                TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA


                                                                              YEAR ENDED DECEMBER 31,
                                                                       ---------------------------------------
                                                               NOTE      2001          2002 **)       2003 *)
                                                               ----    ---------      ---------      ---------
Sales, net                                                      16     $ 188,949      $ 190,305      $ 163,086
Cost of sales                                                   17       169,173        151,385        139,422
Restructuring costs                                             1e             -          1,550              -
                                                                       ---------      ---------      ---------

Gross profit                                                              19,776         37,370         23,664
Selling, general and administrative expenses                              20,140         18,358         20,323
Restructuring costs                                             1e             -          3,793              -
                                                                       ---------      ---------      ---------

Operating income (loss)                                                     (364)        15,219          3,341
Financial expenses, net                                         18         9,396          5,457          5,628
Other expenses (income), net                                    19           843          2,293           (228)
                                                                       ---------      ---------      ---------

Income (loss) before taxes on income                                     (10,603)         7,469         (2,059)
Taxes on income (tax benefit)                                   20          (837)         4,979           (424)
                                                                       ---------      ---------      ---------

Income (loss) after income taxes                                          (9,766)         2,490         (1,635)
Equity in losses of affiliated companies                         8          (240)        (1,172)          (183)
Minority interest in earnings of a subsidiary                                  -           (822)        (2,550)
Pre-acquisition earnings of subsidiary since April 1, 2003      1d             -              -            (85)
                                                                       ---------      ---------      ---------

Income (loss) before cumulative effect of change in
accounting principles                                                    (10,006)           496         (4,453)

Cumulative effect of change in accounting principles             3             -        (17,994)             -
                                                                       ---------      ---------      ---------

Net loss                                                               $ (10,006)     $ (17,498)     $  (4,453)
                                                                       =========      =========      =========

Basic and diluted net earnings (loss) per share
  earnings (loss) per share before cumulative effect of
  change in accounting principles                                      $   (0.81)     $    0.04      $   (0.36)

  Loss per share from cumulative effect of change in
    accounting principles                                                      -          (1.45)             -
                                                                       ---------      ---------      ---------

  Basic and diluted net loss per share                                 $   (0.81)     $   (1.41)     $   (0.36)
                                                                       =========      =========      =========


*)   Restated, see Note 1g.

**)  Reclassified.

The accompanying notes are an integral part of the consolidated financial statements

                                                TEFRON LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA




                                        ORDINARY SHARES                DEFERRED SHARES           ADDITIONAL
                                    -------------------------     -------------------------       PAID-IN
                                    NUMBER **)       AMOUNT         NUMBER         AMOUNT         CAPITAL
                                    ----------     ----------     ----------     ----------     ----------
Balance as of January 1, 2001       12,412,166     $    5,575          4,500     $        1     $   62,810

Foreign currency translation
adjustments                                  -              -              -              -              -
Amortization of deferred stock
  compensation                               -              -              -              -              -
Net loss                                     -              -              -              -              -
                                    ----------     ----------     ----------     ----------     ----------

Balance as of December 31, 2001     12,412,166          5,575          4,500              1         62,810

Foreign currency translation
adjustments                                  -              -              -              -              -
Amortization of deferred stock
  compensation                               -              -              -              -              -
Net loss                                     -              -              -              -              -
                                    ----------     ----------     ----------     ----------     ----------

Balance as of December 31, 2002     12,412,166          5,575          4,500              1         62,810

Net loss                                     -              -              -              -              -
                                    ----------     ----------     ----------     ----------     ----------

Balance as of December 31, 2003     12,412,166     $    5,575          4,500     $        1     $   62,810
                                    ==========     ==========     ==========     ==========     ==========




                                     RETAINED                      ACCUMULATED
                                     EARNINGS                         OTHER
                                   (ACCUMULATED      DEFERRED     COMPREHENSIVE     TREASURY
                                    DEFICIT)*)     COMPENSATION       INCOME          SHARES         TOTAL *)
                                    ----------      ----------      ----------      ----------      ----------
Balance as of January 1, 2001       $    7,634      $     (137)      $       -      $   (7,408)     $   68,475

Foreign currency translation
adjustments                                  -               -              50               -              50
Amortization of deferred stock
  compensation                               -              69               -               -              69
Net loss                               (10,006)              -               -               -         (10,006)
                                    ----------      ----------      ----------      ----------      ----------

Balance as of December 31, 2001         (2,372)            (68)             50          (7,408)         58,588

Foreign currency translation
adjustments                                  -               -             (50)              -             (50)
Amortization of deferred stock
  compensation                               -              68               -               -              68
Net loss                               (17,498)              -               -               -         (17,498)
                                    ----------      ----------      ----------      ----------      ----------

Balance as of December 31, 2002        (19,870)              -               -          (7,408)         41,108

Net loss                                (4,453)              -               -               -          (4,453)
                                    ----------      ----------      ----------      ----------      ----------

Balance as of December 31, 2003     $  (24,323)      $       -       $       -      $   (7,408)     $   36,655
                                    ==========      ==========      ==========      ==========      ==========


*)   Restated, see Note 1g.

**)  Net of 997,400 Ordinary shares in treasury held by a subsidiary.


The accompanying notes are an integral part of the consolidated financial statements

                                                TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                       YEAR ENDED DECEMBER 31,
                                                                ------------------------------------
                                                                  2001          2002         2003 *)
                                                                --------      --------      --------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                                      $(10,006)     $(17,498)     $ (4,453)
  Adjustments to reconcile net loss to net cash provided by
    operating activities (a)                                      25,203        43,344         7,329
                                                                --------      --------      --------

Net cash provided by operating activities                         15,197        25,846         2,876
                                                                --------      --------      --------

CASH FLOWS FROM INVESTING ACTIVITIES

  Investment in property, plant and equipment                     (6,475)       (2,977)       (3,948)
  Investment grants received                                       5,732         1,659         1,868
  Investment in affiliated companies                              (1,487)         (279)         (125)
  Proceeds from sale of property, plant and equipment                  -           218           499
  Cash arising on acquisition of subsidiary (b)                        -             -           300
                                                                --------      --------      --------


  Net cash used in investing activities                           (2,230)       (1,379)       (1,406)
                                                                --------      --------      --------

CASH FLOWS FROM FINANCING ACTIVITIES
  Receipt of long-term bank loans                                      -        25,772         8,500

  Repayment of long-term bank loans and other loans               (8,110)      (53,980)      (22,614)

  Payments under capital lease                                    (3,146)       (1,831)       (1,691)
  Increase (decrease) in short-term bank credit, net              (1,052)       (3,908)       15,636
  Payment under issuance of shares to minority shareholders            -        (1,214)            -
  Proceeds from issuance of shares to minority shareholders            -     **)12,358             -
  Dividend paid to minority interest in subsidiary                     -             -        (1,166)
                                                                --------      --------      --------


  Net cash used in financing activities                          (12,308)      (22,803)       (1,335)
                                                                --------      --------      --------

Increase in cash and cash equivalents                                659         1,664           135
Cash and cash equivalents at the beginning of the year             4,419         5,078         6,742
                                                                --------      --------      --------

Cash and cash equivalents at the end of the year                $  5,078      $  6,742      $  6,877
                                                                ========      ========      ========


*)   Restated, see Note 1g.

**)  Net of issuance costs in the amount of $ 642.



The accompanying notes are an integral part of the consolidated financial statements.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                                  YEAR ENDED DECEMBER 31,
                                                                           ------------------------------------
                                                                             2001          2002         2003 *)
                                                                           --------      --------      --------
 (a)     ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH PROVIDED BY
           OPERATING ACTIVITIES
           Depreciation and amortization                                   $ 10,944      $  9,722      $  9,005
           Increase (decrease) in accrued severance pay, net                    458         1,285          (692)
           Decrease (increase) in deferred income taxes, net                   (837)        4,571          (621)
           Equity in losses of affiliated companies                             240         1,172           183
           Loss (gain) on disposal of property and equipment, net               915             8          (199)
           Minority interest in earnings of a subsidiary                          -           822         2,550
           Loss from issuance of shares in subsidiary to third party              -         2,082             -
           Pre-acquisition earnings of a subsidiary                               -             -            85

           Decrease (increase) in trade receivables, net                      3,964         2,019        (3,006)
            Decrease  (increase)  in  other  accounts  receivable  and
             prepaid expenses                                                 5,655          (343)         (469)
           Decrease (increase) in inventories                                 7,875        (2,634)       (4,482)
           Increase (decrease) in trade payables                             (1,200)        4,227         3,911
           Increase (decrease) in other accounts payable and accrued
             expenses                                                        (2,811)       (1,753)        1,064
           Goodwill write-off                                                     -        17,994             -
           Restructuring cost:
             Write-down of long-lived assets                                      -         2,622             -
             Inventory mark down                                                  -         1,550             -
                                                                           --------      --------      --------

                                                                           $ 25,203      $ 43,344      $  7,329
                                                                           ========      ========      ========
 (b)     CASH ARISING ON ACQUISITION OF SUBSIDIARY
           Working capital deficiency, net                                 $      -      $      -      $    692
           Property and equipment, net                                            -             -          (369)
           Goodwill                                                               -             -          (122)
           Accrued severance pay, net                                             -             -            99
                                                                           --------      --------      --------

                                                                           $      -      $      -      $    300
                                                                           ========      ========      ========

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING
   ACTIVITIES:
   Purchase of property, plant and equipment on credit                     $      -      $    740      $  2,346
                                                                           ========      ========      ========

 CASH PAID DURING THE YEAR IN RESPECT OF:

   Interest                                                                $ 10,813      $  5,962      $  3,538
                                                                           ========      ========      ========

   Income taxes, net of refunds received                                   $      -      $    (37)     $     60
                                                                           ========      ========      ========

*)   Restated, see Note 1g.



The accompanying notes are an integral part of the consolidated financial statements.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:- GENERAL

     a. Tefron Ltd, a company organized under the laws of the State of Israel ("the Company") and its subsidiaries are engaged in the design, manufacture and sale of knitted intimate apparel, beachwear and activewear, which are manufactured using two different techniques (seamless and cut and sew) and products for the health care industry (see also Note 21). The Company's principal market is the United States.

          The Company's significant subsidiaries are Hi-Tex Founded by Tefron Ltd. ("Hi-Tex"), which commenced operations in 1997, Alba-Waldensian, Inc. ("Alba"), which was purchased in December 1999, New-Net Industries Ltd. ("New-Net") New-Pal Ltd. ("New-Pal"), which commenced operations in April 1999, and Macro Clothing Ltd. ("Macro") which was purchased in April, 2003.

     b.   Acquisition of Macro Clothing Ltd.:

          In April 2003 the Company agreed to acquire 100% of the outstanding Ordinary shares of Macro Clothing Ltd. ("Macro")from Macpell Industries Ltd. ("Macpell") , upon the satisfaction of certain conditions. Pursuant to the terms of the agreement, the Company assumed certain guarantees to the bank granted by Macpell for the benefit of Macro in the aggregate amount of approximately $ 530. Macpell agreed to pay the Company the amount of $ 300 to assume the aforementioned guarantees. In addition, Macpell agreed to assign to the Company its rights to a loan granted to Macro in the amount of approximately $ 522. The closing day of the agreement was May 5, 2003.

          Macro manufactures, markets and sells swimsuits and beachwear. The purchase will diversify the Company's line of products.

          The acquisition was accounted for as a purchase. The excess of the consideration received over the estimated fair value of net liabilities assumed totaled $ 122. This goodwill is not deductible for tax purposes. See Appendix (b) to the consolidated statements of cash flows for the fair values assigned to all assets (including goodwill) received and liabilities assumed in the acquisition of Macro.

          The operating results of Macro were consolidated for reasons of convenience effective April 1, 2003. The operating results for the period prior to the acquisition (from April 1, 2003 through May 5, 2003), amounting to an income of $ 85, were deducted from the Company's consolidated results of operations.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 1:- GENERAL (CONT.)

     c. R.M.D. Robotics Ltd. ("RMD"): RMD was incorporated on May 16, 1999, in order to develop technology products for the textile industry. RMD's shareholders were: the Company - 25.05%, Macpell - 25.05%, and Mr. Meir Azulai - 49.9%.

          In accordance with the agreement for establishing RMD, the Company had control over the financial and operating policies of RMD and, as a result, its financial statements were consolidated with those of the Company.

          In 2001 RMD ceased operations. In 2002, the Company paid Mr. Azulai $ 400 for his interest in the technology developed by RMD. On March 13, 2003, Mr. Azulai transferred his holdings in RMD in consideration for the token amount of 1 U.S. Dollar. On October 9, 2003, the Company acquired Macpell's interest in RMD in consideration for $ 200. As a result, the Company acquired ownership of 100% of RMD's technology that it uses in its production processes.

     d. On September 6, 2002, the Health Products Division of Alba Waldensian, Inc. ("Alba") a wholly-owned subsidiary of Tefron U.S. Holdings Corp., a wholly-owned subsidiary of the Company, formed a new entity with Encompass Group, LLC, a Delaware limited liability company ("Encompass") and General Electric Capital Corporation, a Delaware corporation ("GE Capital"), to operate Alba's health products business through AlbaHealth, LLC, a newly formed Delaware limited liability company ("AlbaHealth").

          In connection with the formation of AlbaHealth, Alba contributed substantially all of the assets of its health products division (together with associated liabilities, including certain existing bank indebtedness collateralized by such assets) to AlbaHealth in exchange for a 48.325% ownership interest in AlbaHealth. Both Encompass and GE Capital contributed cash to AlbaHealth in the amount of $ 12,000 and $ 1,000, in exchange for a 48.325% and 3.35% ownership interest in AlbaHealth, respectively.

          For a period of three years commencing September 6, 2004, Alba and GE Capital each is permitted to sell all, but not less than all, of their interest in AlbaHealth (Common Units representing a 48.325% and a 3.35% interest in AlbaHealth, respectively) to Alba Health, in exchange for its fair value, which will be determined based on a formula set forth in the agreement.

          In light of the fact that the Company has control over the financial and operating policies of AlbaHealth (through the right to appoint the majority of AlbaHealth's directors), the Company consolidates AlbaHealth's financial statements with its financial statements.

          As a result of the transaction and the decrease in the ownership interest in the net assets contributed to AlbaHealth, the Company recorded a loss of $ 2,082 (including transaction costs, amounting to $ 1,572).

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 1:- GENERAL (CONT.)

     e. On December 4, 2002, the Company announced that it would shift the manufacturing of products from Alba located in Valdese, North Carolina ("Alba Consumer") to its facility in Israel during the first quarter of 2003. Marketing and distribution will remain in the U.S. The company completed the restructuring plan during 2003.

          In connection with the aforementioned and in accordance with EITF Issue 94-3, "Liability Recognition of Certain Employee Termination Benefits and Other Costs to Exit an Activity" and SAB-100 "Restructuring and Impairment Charges", the Company recorded in the fourth quarter of 2002 restructuring charges of $ 5,343.

          The major components of the fiscal 2002 restructuring charges were as follows:


                                           YEAR ENDED
                                        DECEMBER 31, 2002
                                        -----------------
Write-down of long-lived assets              $2,621
Inventory mark-down                           1,550
Employee termination and severance costs      1,172
                                             ------

                                             $5,343
                                             ======

          The cash and the non-cash elements of the expenses of the restructuring plan amounted to approximately $ 1,200 and $ 4,100, respectively. As a result of the restructuring, 250 positions were eliminated in Alba. The liability in respect of the employee termination and severance costs as of December 31, 2003 and 2002 amounted to $ 214 and $ 1,172 respectively. The change in the aforementioned liability during 2003 resulted from payment of severance pay to the terminated employees.


     f. The percentage of sales to major customers (see Note 16 for revenues to major customers) in the United States was 75.7%, 80.5% and 75.2% in 2001, 2002 and 2003, respectively. The Company's arrangements with its customers do not contain minimum purchase requirements and there can be no assurance that the principal customers will continue to purchase the Company's products in the same volumes or on the same terms as they have done in the past. A material decrease in the quantity of purchases made by the major customers or a material adverse change in the terms of such purchases could have a material adverse effect on the Company's results of operations.

     g.   Restatement of financial statements:


          In order to present financial statements in accordance with accounting principles generally accepted in the United States, the Company has restated its financial statements as detailed below, in respect of amortization of government grants relating to machinery and equipment, which grants were received in prior years.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

          To adjust for an understatement of accumulated amortization of government grants due to the Company not recording certain amortization of these grants in the years 1996-2000, the Company previously recorded a one-time adjustment in 2003 (reduction of depreciation expense) in the amount of $ 1,332. IN THESE FINANCIAL STATEMENTS, THE ONE-TIME ADJUSTMENT, NET OF TAXES OF $332,HAS BEEN REVERSED AND RETAINED EARNINGS AS OF JANUARY 1, 2001, HAS BEEN INCREASED BY A CORRESPONDING AMOUNT.

          THE FOLLOWING TABLE SHOWS A RECONCILIATION OF ALL AMOUNTS AS PREVIOUSLY REPORTED AND AS RESTATED:


                                                      YEAR ENDED
                                                    DECEMBER 31, 2003
                                         ---------------------------------------
                                       AS PREVIOUSLY
                                         REPORTED      RESTATEMENT   AS RESTATED
                                         --------      -----------   -----------
Cost of sales                             138,090         1,332       139,422
Gross profit                               24,996        (1,332)       23,664
Operating income                            4,673        (1,332)        3,341
Loss before taxes on income                  (727)       (1,332)       (2,059)
Tax benefit                                   (92)         (332)         (424)
Net loss                                   (3,453)       (1,000)       (4,453)
Basic and diluted net loss per share        (0.28)        (0.08)        (0.36)


                                                       YEAR ENDED
                                                     DECEMBER 31, 2003
                                            -----------------------------------
                                          AS PREVIOUSLY
                                            REPORTED   RESTATEMENT  AS RESTATED
                                            --------   -----------  -----------
Cash flows from operating activities:
Net loss                                     (3,453)     (1,000)     (4,453)
Depreciation and amortization                 7,673       1,332       9,005
Decrease (increase) in deferred taxes,
  net                                          (289)       (332)       (621)
Adjustments to reconcile net loss to net
  cash provided by operating activities       6,329       1,000       7,329

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                  DECEMBER 31, 2002
                                         --------------------------------------
                                       AS PREVIOUSLY
                                         REPORTED      RESTATEMENT  AS RESTATED
                                         --------      -----------  -----------
Property, plant and equipment:
  Accumulated depreciation                (52,133)        1,332       (50,801)
  Property, plant and equipment, net       98,499         1,332        99,831
Total assets                              196,411         1,332       197,743
Deferred tax liabilities                   (8,117)         (332)       (8,449)
Total long-term liabilities               (76,618)         (332)      (76,950)
Total liabilities                        (156,303)         (332)     (156,635)
Accumulated deficit                       (20,870)        1,000       (19,870)

Total shareholders' equity                 40,108         1,000        41,108



                                        JANUARY 1, 2001
                               -----------------------------------
                             AS PREVIOUSLY
                               REPORTED   RESTATEMENT  AS RESTATED
                               --------   -----------  -----------
Retained earnings                6,734       1,000       7,634
Total shareholders' equity      67,475       1,000      68,475

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are:

     a. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     b. The accompanying consolidated financial statements have been prepared in U.S. dollars, as the currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the U.S. dollar. The majority of sales is made in U.S. dollars, and a significant portion of purchases of materials and property, plant and equipment is in denominated U.S. dollars. Thus, the functional and the reporting currency of the Company is the U.S. dollar.

          Transactions and balances in currencies other than U.S. dollar are remeasured into U.S dollars in accordance with principles set forth in Statement of Financial Accounting Standards ("SFAS") No. 52 of the Financial Accounting Standards Board of the United States ("FASB").

          The representative exchange rate at December 31, 2003 was $ 1. = 4.379 new Israeli shekels ("NIS"), (December 31, 2001 and 2002 - NIS 4.416 and NIS 4.737, respectively).

     c.   Principles of consolidation:

          The consolidated financial statements include the accounts of the Company and those of its wholly-owned subsidiaries and AlbaHealth (See
          Note 1d). Intercompany balances and transactions have been eliminated in consolidation.

     d.   Cash and cash equivalents:

          Cash equivalents are short-term highly liquid investments that are readily convertible to cash with maturities of three months or less at the date acquired.

     e.   Inventories:

          Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, discontinued products, and items with a market price that is lower than cost.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Cost is determined as follows:

Raw materials, accessories   -   "First-in, first-out" method.
and packaging materials

Work-in-progress and         -   Using standard costs which approximate
finished products                actual costs.



     f.   Property, plant and equipment, net:

          Property, plant and equipment are stated at cost, net of accumulated depreciation and investment grants. Investment grants are recorded at the time the Company is entitled to such grants. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:


                                               %
                                             ------
Buildings                                     2.5
Machinery and equipment                        7
Installations and leasehold improvements     5 - 10
Motor vehicles                                15
Furniture and office equipment               6 - 25

          Leasehold improvements are amortized over the term of the lease, including renewal options, or the useful lives of the assets, whichever is shorter.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          The Company's property, plant and equipment are reviewed for impairment in accordance with Statement of Financial Accounting Standard No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets", whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

     g.   Goodwill:

          Goodwill represents the excess of the purchase price over the fair value of the net assets of businesses acquired. Under Statement of Financial Accounting Standard No.142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), goodwill acquired in a business combination on or after July 1, 2001, was not amortized. Goodwill that arose from acquisitions prior to July 1, 2001, was amortized until December 31, 2001, on a straight-line basis over 40 years.

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

          Goodwill was tested for impairment upon adoption of FAS 142 based on a valuation by an independent expert. The valuation is updated annually.

     h.   Investments in affiliated companies:

          Affiliated companies are companies (which are not subsidiaries) in which the Company holds 20% or more of the voting interest, or companies held less than 20%, in which the Company can exercise significant influence over the operating and financial policies of the affiliate. The investment in affiliated companies is accounted for by the equity method. Income from intercompany sales, not realized outside the Group, is eliminated.

          The excess of the purchase price over the fair value of net assets acquired has been attributed to goodwill.

          The Company's investments in affiliated companies are evaluated for evidence of an other than temporary impairment of in value. When relevant factors indicate a impairment of in value that is other than temporary, a provision for the decline in value is recorded. During 2003, based on management's most recent analysis, no impairment losses have been identified (see Note 8).

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     i.   Severance pay:

          The Company's liability for severance pay in Israel is calculated pursuant to Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its Israeli employees, is fully provided by monthly deposits with insurance policies, pension and severance pay funds and by an accrual. The value of the severance pay funds is recorded as an asset in the Company's balance sheet. The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these funds.

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

          In 2002, the FASB issued FAS 148 "Accounting for Stock-Based Compensation - Transition and Disclosure an amendment of FASB Statement No. 123" ("SFAS 148"). SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. FAS 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. The Company continues to apply the provisions of APB 25 in accounting for share based compensation.

          Had compensation cost been determined under the alternative fair value accounting method provided for under SFAS No. 123, the Company's loss and loss per share would have been increased to the following pro forma amounts:

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)


                                                              YEAR ENDED DECEMBER 31,
                                                    -----------------------------------------
                                                       2001            2002          2003 *)
                                                    ----------      ----------      ---------
Net loss:                         As reported       $(10,006)   $  (17,498)     $  (4,453)
                                  Add (1)           $     69    $       68      $       -
                                  Deduct (2)        $ (1,329)   $     (923)     $    (911)
                                                    ----------      ----------      ---------
                                  Pro forma net
                                  loss              $(11,266)   $  (18,353)     $  (5,364)
                                                    ==========      ==========      =========
Basic and diluted net
  income (loss) per share:
  Before cumulative effect
  of change in accounting
  principles:                     As reported       $  (0.81)   $     0.04      $   (0.36)
                                  Pro forma         $  (0.91)   $     0.01      $   (0.43)

  Net loss per share:             As reported       $  (0.81)   $    (1.41)     $   (0.36)
                                  Pro forma         $  (0.91)   $    (1.47)     $   (0.43)

          *)   Restated, see Note 1g.

          (1) Stock based employee compensation expense determined under the intrinsic value method, net of related tax effects.

          (2) Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects.

          The fair value for these options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions for 2003, 2002 and 2001:


                           2001      2002     2003
                           ----      ----     ----
Risk-free interest rate     1.75%      2%      1.5%

Expected Dividend Yield       0%       0%        0%

Expected Volatility         123%     94.5%    94.2%

Expected lives                2        2         2

     k.   Revenue recognition:

          Revenues from sales are recognized in accordance with Staff Accounting Bulletin No. 104 "Revenue Recognition in Financial Statements", ("SAB No. 104"), when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable, no further obligation exists and collectability is probable.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS



NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          The Company's subsidiary maintains a provision for product returns, in accordance with Statement of Financial Accounting Standard No. 48, "Revenue Recognition When A Right Of Return Exists". The provision is deducted from revenues and amounted to $843, $ 634 and $ 550 for the years ended December 31, 2001, 2002 and 2003, respectively.

     l.   Shipping and handling costs and revenues.

          Shipping and handling amounts that are billed to customers in sales transactions, are classified as revenues.

          Shipping costs to these customers, in the amount of $ 3,130 in 2003 (2002 - $ 2,046, 2001- $ 1,139), have been recorded as selling expenses.


     m.   Allowance for doubtful accounts:

          The allowance for doubtful accounts comprises specific accounts the collectibility of which, based upon management's estimate, is doubtful.

     n.   Income taxes:

          The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standards No.109, "Accounting for Income Taxes". This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

     o.   Fair value of financial instruments:


          The carrying amount reported in the balance sheet for cash and cash equivalents, trade receivables, short-term credit and trade payables approximates their fair values due to the short-term maturities of such instruments.

Values of long-term loans approximate their fair values due to the variable interest rates on these loans.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          Capital lease obligations are estimated by discounting the future cash flows using current interest rates for leases of similar terms and maturities. The carrying amount of the capital lease obligations approximates their fair value since such obligations bear interest at a rate which approximates market rate.

     p.   Derivative financial instruments:

          Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities".

          The Company's derivative financial instruments consist of foreign currency forward exchange and option contracts. These contracts are utilized by the Company, from time to time, to manage risk exposure to changes in foreign exchange rates. In 2002, a forward exchange contract was designated as a hedging instrument, which met the conditions for special hedge accounting. This contract was recognized as an asset on the balance sheet at its fair value, which is the estimated amount at which it could have been sold based on market prices or dealer quotes. Changes in fair value are recognized in the statement of operations together with the changes in the fair value of the hedged item.

     q.   Loss per share:

          Basic net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Standard No.128, "Earnings Per Share".

          In all reported periods, no diluted loss per share was presented because the effect of all outstanding options was antidilutive (1,138,474, 1,755,874 and 1,809,323 outstanding options as of December 31, 2001, 2002 and 2003, respectively).

     r.   Concentrations of credit risk:

          Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables.

          Cash and cash equivalents are invested mainly in U.S. dollars with major banks in Israel. Accordingly, the Company's management believes that minimal credit risk exists with respect to cash and cash equivalents.

          Trade receivables are derived from sales to major customers located primarily in the U.S. The Company performs ongoing credit evaluations of their customers and obtains letters of credit for certain receivables. An allowance for doubtful accounts is determined with respect to those amounts that were determined to be doubtful of collection.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          As of the balance sheet date there are no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

     r.   Impact of recently issued accounting standards:

          In April 2002, the FASB issued Statement of Financial Accounting Standard No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS No. 145"), which rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt" and an amendment of that Statement, and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." SFAS No. 145 also rescinds SFAS No. 44, "Accounting for Intangible Assets for Motor Carriers." SFAS No. 145 amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. The adoption of SFAS No. 145 has not had a material impact on the Company's results of operations or financial position.

          In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured, initially at fair value, only when the liability is incurred; therefore, nullifying Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)" ("EITF 94-3") that required a liability for an exit cost to be recognized at the date of an entity's commitment to an exit plan. The adoption of SFAS 146 is expected to result in delayed recognition for certain types of costs as compared with the provisions of EITF 94-3, especially for facility closure costs. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 has not had a material impact on the Company's results of operations or financial position.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


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

          In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34" ("FIN No. 45"). FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. It also incorporates, without change, the guidance in FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others," which is being superseded. The disclosure provisions of FIN No. 45 are effective for financial statements of interim or annual periods that end after December 15, 2002, and the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor's year-end. The adoption of FIN No. 45 did not have a material impact on the results of operations or financial position.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

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


     s.   Reclassification:

          Certain prior year amounts were reclassified to conform with current year financial statement presentation.


NOTE 3:- GOODWILL

     On December 13, 1999, AWS Acquisition Corp. ("AWS"), a wholly-owned subsidiary of Tefron U.S. Holdings Corp. ("Holdings"), a wholly-owned subsidiary of the Company, completed its tender offer for 100% of the outstanding Common stock of a U.S. company, Alba-Waldensian Inc. ("Alba") which manufactures seamless apparel and specialty knitted health care products. AWS and Holdings were formed in connection with the purchase of Alba's stock and, immediately following the purchase, AWS was merged into Alba, as the surviving corporation. The acquisition, which was accounted for as a purchase, included the purchase of outstanding shares of Common stock of Alba at $ 18.50 per share that, in addition to acquisition costs of $ 3,273, resulted in a total purchase price of $ 63,418. The goodwill arising on the acquisition amounted to $ 51,302.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA


NOTE 3:- GOODWILL (CONT.)

     On January 1, 2002, the Company adopted SFAS 142. Accordingly, the Company, based on a valuation by an independent expert, compared the fair value of each reporting unit to its carrying amount. Based on the aforementioned valuation, one reporting unit's carrying amount exceeded its fair value and, as a result, the goodwill identified with that reporting unit, which had a carrying amount of $ 17,994, was written off under the provisions of SFAS No. 142. The transitional impairment loss was recognized as a cumulative effect of a change in accounting principle as of January 1, 2002, in the Company's statement of operations.


     After performing the annual impairment test for 2003, the Company concluded that no additional impairment loss needed to be recognized in respect of the recorded goodwill.

     The changes in the carrying value of goodwill for the years ended December 31, 2002 and 2003 are as follows:

                                      CUT AND                  HEALTH CARE-
                                    SEW - ISRAEL   SEAMLESS        USA          TOTAL
                                      --------     --------      --------     --------
Balance as of January 1, 2002 (1)            -       17,994        30,743       48,737

Impairment losses                            -      (17,994)            -      (17,994)
                                      --------     --------      --------     --------
Balance as of December 31, 2002       $      -     $      -      $ 30,743     $ 30,743

Investment in Macro (see Note 1b)          122            -             -          122
                                      --------     --------      --------     --------
Balance as of December 31, 2003       $    122     $      -      $ 30,743     $ 30,865
                                      ========     ========      ========     ========


(1)  See Note 21 for a description of the Company's segments.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

NOTE 3:- GOODWILL (CONT.)

     The following transitional information is presented to reflect net income
     (loss) and earnings (loss) per share for all periods prior to January 1, 2002, adjusted to exclude amortization of goodwill:


                                                                    YEAR ENDED DECEMBER 31,
                                                           ------------------------------------------
                                                              2001            2002            2003 *)
                                                           ----------      ----------      ----------
Reported net income (loss) from ordinary activities        $  (10,006)     $      496      $   (4,453)
Add - goodwill amortization                                     1,282               -               -
                                                           ----------      ----------      ----------

Adjusted net income (loss) from ordinary activities            (8,724)            496          (4,453)


Cumulative effect of change in accounting principles                -         (17,994)              -
                                                           ----------      ----------      ----------

Adjusted net loss                                          $   (8,724)     $  (17,498)     $   (4,453)
                                                           ==========      ==========      ==========

Basic and dilutive earnings (loss) per share:

Reported net  earnings (loss) per share:                   $    (0.81)     $     0.04      $    (0.36)
Add - goodwill amortization                                      0.10               -               -
                                                           ----------      ----------      ----------

Adjusted net earnings (loss) per share before
  cumulative effect of change in accounting principles          (0.71)           0.04           (0.36)

Net loss per share from cumulative effect of change in
  accounting principles                                             -            1.45               -
                                                           ----------      ----------      ----------

Adjusted net loss per share                                $    (0.71)     $    (1.41)     $    (0.36)
                                                           ==========      ==========      ==========



*)   Restated, see Note 1g.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 4:- TRADE RECEIVABLES, NET

          A.   COMPOSITION:



                                        DECEMBER 31
                                    -------------------
                                     2002        2003
                                    -------     -------
Foreign
  Major customers (see Note 16)     $15,539     $14,147
  Other customers                     5,293       9,727
                                    -------     -------

Foreign                              20,832      23,874
                                    -------     -------

Domestic (Israel) -
  Related party (Macpell)               395         718
  Others                                194         325
                                    -------     -------

                                        589       1,043
                                    -------     -------

                                    $21,421     $24,917
                                    =======     =======




          b. The following are changes in the allowance for doubtful debts for each of the three years in the period ended December 31, 2003:



                                                         WRITE-OFF
                                  BALANCE                    OF
                                    AT        CHARGES    PREVIOUSLY    BALANCE
                                 BEGINNING   TO PROFIT    RECORDED    AT END OF
                                 OF PERIOD    AND LOSS    EXPENSES     PERIOD
                                   ------      ------      ------      ------
Year ended December 31, 2003       $ 474       $  27       $(272)       $ 229
Year ended December 31, 2002       $ 749       $ 274       $(549)       $ 474
Year ended December 31, 2001       $ 767       $ 428       $(446)       $ 749



          c. The following are the changes in the provision for product returns for each of the three years in the period ended December 31, 2003:



                                                              DECREASE
                                  BALANCE AT    CHARGES TO     DUE TO
                                  BEGINNING     PROFIT AND     ACTUAL        BALANCE AT
                                  OF PERIOD        LOSS        RETURNS       END OF PERIOD
                                  ---------     ---------     ---------     -------------
Year ended December 31, 2003       $   634       $ 3,289       $(3,373)       $   550
Year ended December 31, 2002       $   843       $ 2,614       $(2,823)       $   634
Year ended December 31, 2001       $   967       $ 3,083       $(3,207)       $   843



                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 5:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES


                                                                   DECEMBER 31
                                                               -----------------
                                                                2002       2003
                                                               ------     ------
               Government authorities:
                 VAT, customs and other levies recoverable     $  987     $2,071
                 Investment grant receivable                    2,021      1,897
                 Income tax advances, net of accruals             276         92
               Deferred income taxes (see Note 20)                314        589
               Advances to suppliers                              188        303
               Prepaid expenses                                   776        703
               Other                                              897        511
                                                               ------     ------

                                                               $5,459     $6,166
                                                               ======     ======


NOTE 6:- INVENTORIES



               Raw materials, accessories and packaging
               materials                                      $ 9,042     $11,128
               Work-in progress                                 8,644      11,214
               Finished products                                8,520       9,334
                                                              -------     -------

                                                              $26,206     $31,676
                                                              =======     =======


                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 7:- PROPERTY, PLANT AND EQUIPMENT, NET

          Composition of assets grouped by major classifications, are as follows:



                                                        DECEMBER 31
                                                --------------------------
                                                 2002 *)           2003
                                                ---------        ---------
Cost:
  Buildings                                     $   7,724        $   7,767
  Machinery and equipment (2)
                                                  164,952          171,699
  Advance to supplier (3)                               -            1,166
  Installation and leasehold improvements           4,490            5,138
  Motor vehicles                                      784              557
  Furniture and office equipment                    2,969            3,562
  Investment grants                               (30,287)         (32,155)
                                                ---------        ---------

                                                  150,632          157,734
                                                ---------        ---------

Accumulated depreciation:
  Buildings                                           584              725
  Machinery and equipment                          59,243           71,097
  Installation and leasehold improvements           3,808            1,830
  Motor vehicles                                      475              402
  Furniture and office equipment                    1,499            1,853
  Investment grants                               (14,808)         (15,646)
                                                ---------        ---------

                                                   50,801           60,261
                                                ---------        ---------

Depreciated cost                                $  99,831        $  97,473
                                                =========        =========



          (1) Depreciation expense for the years ended December 31, 2001, 2002 and 2003 is $ 9,592, $ 9,722 and $ 8,592*), respectively.

          (2) Included in machinery and equipment are assets under capital leases with a cost of $ 8,464 and $ 6,079 as of December 31, 2002 and 2003, respectively. The capital leases are included in accordance withStatement of Financial Accounting Standards No. 13, " Accounting for Leases".

          (3) December 31, 2003 - Represents an advance payment to a machinery and equipment supplier in the amount of $ 1,166, which was exercised at the beginning of 2004 - see Note 14d.

          (4)  As for liens, see Note 14.

          *)   Restated, see Note 1g.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 8:- INVESTMENT IN AFFILIATED COMPANIES

          In June 2001, the Company acquired, through a wholly-owned subsidiary, 49.9% of JBA Production S.A. ("JBA"), a company operating in Madagascar and engaged in the manufacture of bras, in consideration for approximately $ 1,300.

          As part of the JBA acquisition, the Company invested approximately $ 200 for 50.1% ownership interest of a new marketing company, Tefrani SA, which was designated to be engaged in the marketing of most of JBA's products.

          The investment in Tefrani is accounted for by the equity method because its operations are immaterial.

          During 2002, the Company recorded an impairment loss amounting to $ 780 in respect of its investment in JBA.

          During the last quarter of 2003, disputes arose between the Company and the other shareholders in Tefrani SA and JBA. As a result, it effectively lost its influence over those companies.

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

          a.   Investment in JBA:




                                                                 DECEMBER 31,
                                                              -----------------
                                                              2002          2003
                                                              -----        -----
               Equity, net (1)                                $ 194           11
               Long-term loan (2)                               279          382
                                                              -----        -----

               Total investments in JBA                       $ 473          393
                                                              =====        =====

               (1) Net equity is as follows:
                     Net equity as of the purchase date       $ 507          507
                     Accumulated net losses                    (313)        (496)
                                                              -----        -----

                                                              $ 194           11
                                                              =====        =====



          (2) The Company granted to JBA a loan linked to the U.S. dollar and bearing no interest. A maturity date has not yet been determined.

          b.   Investment in Tefrani SA:


                                                             DECEMBER 31
                                                         ------------------
                                                         2002          2003
                                                         -----        -----
                Net equity as of the purchase date       $ 200          200
                Accumulated net losses                    (319)        (297)
                                                         -----        -----

                Equity, net                              $(119)         (97)
                                                         =====        =====

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 9:- SHORT-TERM BANK CREDIT



                                                          WEIGHTED AVERAGE
                                                           INTEREST RATE %
                                                         -------------------
                                                             DECEMBER 31,        DECEMBER 31,
                                                         -------------------   -------------------
                                                           2002       2003       2002       2003
                                                         --------   --------   --------    -------
Short-term loans and overdrafts in
 U.S. dollars (1)                                           3.2        3.3      $12,018    $30,291

Loans and overdrafts in NIS                                10.4        9.0        2,749      1,470
                                                                                -------    -------

                                                                                $14,767    $31,761
                                                                                =======    =======



     (1) As of December 31, 2003, the Company fully utilized its short-term credit facilities.

     (2)  Collateral - see Note 14.


NOTE 10:- TRADE PAYABLES


                                                                   DECEMBER 31
                                                              ---------------------
                                                               2002           2003
                                                              -------       -------
               Foreign                                        $11,034       $12,869
               Domestic (Israel)                               13,044        16,689
                                                              -------       -------

                                                              $24,078       $29,558
                                                              =======       =======


NOTE 11:- OTHER ACCOUNTS PAYABLE AND ACCRUED
          EXPENSES

               Employees and payroll accruals                 $ 5,286       $ 5,298
               Accrued expenses                                 2,254         2,984
               Equipment suppliers                                693         2,864
               Severance costs related to restructuring         1,172             -
                                                              -------       -------

                                                              $ 9,405       $11,146
                                                              =======       =======


                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS



NOTE 12:- LONG-TERM LOANS

          a.   Composition



                                                                       ANNUAL INTEREST RATE %
                                                                 --------------------------------
                                                             DECEMBER 31                   DECEMBER 31
                                                     ---------------------------      ---------------------
                                                        2002             2003          2002          2003
                                                     ----------       ----------      -------       -------
Loans in U.S. dollars:
 Banks                                               2.75 - 6.4        2.375-6.4      $78,874       $65,763
 Capital lease obligation                               7-9              7-9            3,210         1,694
 Other                                                  7-9              7-9            2,039         1,036
                                                                                      -------       -------

                                                                                       84,123        68,493
                                                                                      -------       -------
Less current maturities:
 Loans from banks and others                                                           16,290        10,328
 Capital lease obligation                                                               1,455         1,367
                                                                                      -------       -------

                                                                                       17,745        11,695
                                                                                      -------       -------

                                                                                      $66,378       $56,798
                                                                                      =======       =======



          b.   The loans mature as follows:

               DECEMBER 31,

               2004 (current maturity)                   $   11,695
               2005                                          25,235
               2006                                          20,109
               2007                                          11,454
                                                         ----------

                                                         $   68,493
                                                         ==========



          c. The bank loan agreements contain various covenants, which require, among others, that the Company maintain certain financial ratios related to shareholders' equity and operating results. In addition, the terms limit capital expenditure. As of December 31, 2003, the Company was not in compliance with these financial ratios. However, the Company received a waiver from the banks regarding the financial ratios with which it was not in compliance for this period.

               In addition, the banks have agreed to new financing arrangements with the Company that will become effective upon the closing of the Share Purchase Agreement with the investor controlled by FIMI (see Note 23). Such new financing arrangements contain different financial covenants and ratiosfrom those in the Company's current bank loan agreements.

          d.   As for collateral, see Note 14.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 13:- SEVERANCE PAY FUNDS

          Under Israeli law, the Company and its subsidiaries in Israel are required to make severance payments to terminated employees. The calculation is based on the employee's latest salary and the period of employment. For certain employees, including officers, the obligation for severance pay is covered by payment of premiums to insurance companies under approved plans and by regular payments to pension funds. For commitments that are not covered by such payments, an amount of $ 2,486 (2002 - $ 2,123) has been accrued.

          Severance pay expenses (in respect of Israeli and non-Israeli employees) amounted to $ 1,471, $ 1,285 and $ 357 for the years ended December 31, 2001, 2002 and 2003, respectively (in 2002, includes $ 1,172, which was recorded as restructuring charges).


NOTE 14:- LIENS, CONTINGENCIES AND COMMITMENTS

          a. All bank debt is collateralized by a floating charge (a continuing charge on the Company's present and future assets but permitting the Company to dispose of such assets in the ordinary course of business) on all of the assets of the Company and its subsidiaries.

          b. In accordance with the provisions of the Law for the Encouragement of Capital Investments, 1959, the Company and its subsidiaries in Israel received grants from the State of Israel in respect of investments in their plants (see Note 20). The conditions in the letters of approval extending the grants from the State of Israel primarily include the requirements that the investments be made according to the approved plan and that at least 30% of the investments be financed by outstanding share capital. Non-fulfillment of these conditions would require the refund of the grants linked to the Consumer Price Index in Israel from the date of receipt plus interest. To guarantee fulfillment of the conditions for receipt of the grants, the Company and its subsidiaries have recorded floating charges on all of their assets in favor of the State of Israel. In the opinion of management, as of December 31, 2003, the Company and its subsidiaries are meeting the required conditions.

          c. The facilities of the Company and most of its Israeli subsidiaries are located in buildings leased for various periods ending between 2004 and 2012.

               The Company has renewal options for additional periods.

               The significant leases are with a related party, a company controlled by the principal shareholders, ending between 2008 and 2024 (including renewal options) at an annual rental of $ 2,475. Half of the basic rental payments is linked to Israel's CPI and half is linked to the U.S. cost of living index.

               The remaining lease payments are in, or linked to, the U.S.
               dollar.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

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


               Rental expense for 2001, 2002 and 2003, amounted to $ 3,165, $ 3,348 and $ 3,121, respectively.

          d.   Advance to supplier of fixed assets:

               The Company has committed to purchase machinery in the amount of approximately $ 4,660. At December 31, 2002, an amount of $ 1,374 has been paid as a 30% advance on this commitment. The advance is linked to the Euro (December 31, 2003 - (euro)1 = $ 0.79, December 31, 2002 - (euro)1 = $ 0.95). The advance was fully realized at the beginning of 2004 when the Company ordered 30 machines and machinery parts in consideration for (euro) 2 million ($ 2.5 million). As a result, as of December 31, 2003, the advance was classified to property, plant and equipment (see also Note 7).

          e.   Legal proceedings:

               Except as described below, there are no material pending legal proceedings, other than ordinary routine litigation incidental to the business to which the Company or any of its subsidiaries are subject.


               On March 5, 2003, a lawsuit was filed by a former employee of the Company, in the Tel-Aviv Labor Court, suing for compensation relating to the termination of his employment with the Company in 2002, in an aggregate amount of $ 1,150. The Company does not except this lawsuit to have a material adverse effect on its business or financial condition and, therefore, no provision has been recorded in respect thereof.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA


NOTE 15:- SHAREHOLDERS' EQUITY

          a.   Composition:



                                            DECEMBER 31
                                           2002 AND 2003
                                      ------------------------
                                         NUMBER OF SHARES
                                      ------------------------
Ordinary shares of NIS 1 par value:
  Authorized                                 50,000,000
  Issued and  outstanding                    13,409,566
  Treasury stock *)                             997,400
  Issued and outstanding less
    treasury shares                          12,412,166
Deferred shares of NIS 1 par value **)
  Authorized, issued and outstanding              4,500


          *)   Relates to the Company's stock held by a wholly-owned subsidiary.

          **) The deferred shares are non-transferable and entitle their holders upon liquidation of the Company to the par value of the shares. These shares do not have voting, dividend or any other rights.


          The Company's shares are traded on the New York Stock Exchange. (See also Note 23).

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA


NOTE 15:- SHAREHOLDERS' EQUITY (CONT.)

          b.   Stock options:

               In September 1997, the Company's Board of Directors adopted a Share Option Plan in which 1,166,049 Ordinary shares were reserved for issuance to directors, officers and employees of the Company. At general meetings of shareholders in August 1999 and July 2001, it was resolved to increase the number of shares reserved for issuance under the Share Option Plan by 600,000 and 500,000 Ordinary Shares, respectively. The options vest over a period of three years and expire on the tenth anniversary from the grant date or at termination of employment.

               As of December 31, 2003 448,726 options were available for future grants under the aforementioned plan.

               Most options have been issued in accordance with Section 102 of the Income Tax Ordinance in Israel. This provided certain tax benefits to employee participants and restricted the disposal of the shares under the plan for a period of two years from the grant date.

               A summary of the Company's share option activity under the plan is as follows:



                                                     WEIGHTED      WEIGHTED
                                                      AVERAGE    AVERAGE FAIR
                                     NUMBER OF       EXERCISE     VALUE ON
                                      SHARES           PRICE      GRANT DATE
                                    ----------       ----------   ----------
Outstanding January 1, 2001          1,081,533        $12.29

  Granted                              619,500        $ 3.53       $ 1.61
  Forfeited                           (562,559)       $13.23
                                    ----------


Outstanding December 31, 2001        1,138,474        $ 7.04

  Granted                              838,553        $ 3.52       $ 1.70
  Forfeited                           (221,153)       $10.31
                                    ----------


Outstanding December 31, 2002        1,755,874        $ 3.14

  Granted                              160,284        $ 3.5        $ 1.67
  Forfeited                            (98,835)       $10.11
                                    ----------


Outstanding December 31, 2003        1,817,323        $ 4.54
                                    ==========


                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 15:- SHAREHOLDERS' EQUITY (CONT.)

               The following table summarizes information about options outstanding and exercisable at December 31, 2003:



                                                      OPTIONS
                                                     EXERCISABLE
                                                   ---------------
                   OPTIONS        WEIGHTED AVERAGE     OPTIONS
               OUTSTANDING AS OF     REMAINING    OUTSTANDING AS OF
                  DECEMBER 31,      CONTRACTUAL       DECEMBER 31,
EXERCISE PRICES      2003           LIFE (YEARS)        2003
---------------    --------         ------------     ---------
$    15.00          59,000              6.46           59,000
$     9.50         100,000              5.37          100,000
$     8.13         128,000              5.32          128,000
$     3.89          40,000              8.59           13,333
$     3.59          15,000              8.6             5,000
$     3.56         300,000              7.01          300,000
$     3.50         214,000              7.78          142,667
$     3.50          50,000              7.92           33,333
$     3.50         751,039              8.50          250,346
$     3.50         160,284              9.37                -
                 ---------                          ---------

                 1,817,323                          1,031,679
                 =========                          =========




               The following table summarizes information about options outstanding and exercisable at:



                                                             WEIGHTED AVERAGE
                                           NUMBER OF SHARES   EXERCISE PRICE
                    December 31, 2001           397,086           11.07
                    December 31, 2002           641,804            7.65
                    December 31, 2003         1,031,679            5.53




                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS



NOTE 15:- SHAREHOLDERS' EQUITY (CONT.)

NOTE 16:- SALES, NET

          Sales to major customers:


                                                                                      YEAR ENDED DECEMBER 31,
                                                                          -------------------------------------------
                                                                            2001            2002              2003
                                                                          --------       ----------        ----------
                                                                                              %
                                                                          -------------------------------------------
               A                                                              43.0             49.8              38.2
               B                                                               8.4              8.8              11.0
               C                                                               6.9              5.3               9.1
               D                                                               3.8              3.9               5.8
               E                                                               9.5              8.3               5.6
               F                                                               4.1              4.4               5.5
                                                                          --------       ----------        ----------

                                                                              75.7             80.5              75.2
                                                                          ========       ==========        ==========


NOTE 17:- COST OF SALES

               Materials                                                  $ 69,911       $   70,274        $   64,322
               Salaries and related expenses                                49,691           42,327            39,878
               Subcontracting                                               12,811           13,750            10,673
               Other production costs                                       21,340           18,855            19,141
               Depreciation                                                  9,224            9,060             8,048*)
                                                                          --------       ----------        ----------


               Total manufacturing costs                                   162,977          154,266           142,062*)

               Decrease (increase) in work-in progress and finished
                 goods                                                       6,196           (2,881)           (2,640)
                                                                          --------       ----------        ----------


                                                                          $169,173       $  151,385        $  139,422*)
                                                                          ========       ==========        ==========



               *)   Restated, see Note 1g.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 18:- FINANCIAL EXPENSES, NET



                                                                              YEAR ENDED DECEMBER 31,
                                                                       -------------------------------------
                                                                        2001            2002          2003
                                                                       -------        -------        -------
               Expenses:
                 Interest on long-term loans                           $ 8,306        $ 3,942        $ 3,319
                 Interest on short-term loans                              855            727          1,042
                 Exchange rate differences, net                            (28)           480            682
                 Bank expenses and other, net                              354            335            585
                                                                       -------        -------        -------

                                                                         9,487          5,484          5,628
               Interest income on bank deposits                            (91)           (27)             -
                                                                       -------        -------        -------

                                                                       $ 9,396        $ 5,457        $ 5,628
                                                                       =======        =======        =======


NOTE 19:- OTHER EXPENSES (INCOME), NET

               Loss on issuance of subsidiary's shares to  third
               parties                                                 $     -        $ 2,082        $     -
               Other losses (gains)                                        843            211           (228)
                                                                       -------        -------        -------

                                                                       $   843        $ 2,293        $  (228)
                                                                       =======        =======        =======

NOTE 20:- TAXES ON INCOME (TAX BENEFIT)

               a    Composition:

                    Current taxes                                      $     -        $     -        $   197
                    Deferred taxes                                        (837)         4,571           (621)*)
                    Taxes in respect of prior years                          -            408              -
                                                                       -------        -------        -------

                                                                       $  (837)       $ 4,979        $  (424)*)
                                                                       =======        =======        =======

                    Domestic                                           $  (837)       $ 4,571        $(1,582)*)
                                                                       =======        =======        =======
                    Foreign                                            $     -        $   408        $ 1,158
                                                                       =======        =======        =======


                     *)    Restated, see Note 1g.

          b    Applicable tax laws:

               The Company and most of its significant subsidiaries in Israel are subject to the Income Tax Regulations (Rules Relating to the Maintenance of Books of Account by Foreign Investment Companies and Certain Partnerships and the Determination of their Taxable Income) 1986, and accordingly, maintain books for tax purposes in U.S. dollars.

               The Company and its subsidiaries in Israel are "industrial companies" in conformity with the Law for the Encouragement of Industry (Taxes) 1969. The principal benefits to which the companies are entitled under this Law are accelerated rates of depreciation, consolidated tax returns and a deduction for tax purposes, over a three year period, of costs incurred in listing shares for trade.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


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

               1. Income derived from the first to the fifth programs, whose benefit periods commenced in 1997 and are to expire from 2003 to 2006, was tax-exempt for the two-year period ended December 31, 1999, and subject to a reduced tax rate of 25% for the subsequent years.

               2. Income derived from the sixth program, whose benefit period commenced in 1998 and is to expire in 2007, was tax-exempt for the two-year period ended December 31, 2000 and subject to a reduced tax rate of 25% for the subsequent years.

               3.   The seventh program has not yet commenced.

               The entitlement to the above benefits is conditional upon the Company fulfilling the conditions stipulated by the above law, regulations published thereunder and the letters of approval for the specific investments in "approved enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2003, management believes that the Company is meeting all of the aforementioned conditions.

               The period of tax benefits, detailed above, is subject to limits of the earlier of 12 years from the commencement of production, or 14 years from receiving the approval.

               Since the Company is operating under more than one approval and since part of its taxable income is not entitled to tax benefits under the abovementioned law and is taxed at the regular tax rate of 36%, its effective tax rate is the result of a weighted combination of the various applicable tax rates and tax exemptions, and the computation is made for income derived from each program on the basis of formulas specified in the law and in the approvals.

               By virtue of this law, the Company is entitled to claim accelerated depreciation on equipment used by the "Approved Enterprise" during five tax years.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 20:- TAXES ON INCOME (CONT.)

               Shareholders are subject to tax at a rate of 15% on dividends distributed out of income of approved enterprises and 25% on dividends distributed from other sources of income, unless tax treaties state otherwise.

               The tax-exempt income attributable to the "Approved Enterprise" cannot be distributed to shareholders without imposing tax liability on the companies. As of December 31, 2003, tax exempt profits included in retained earnings of the Company and its subsidiary are immaterial.

               If the retained tax-exempt income is distributed, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected alternative tax benefits (currently - 25%) and an income tax liability would be incurred.

          d.   Effective tax:

               A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of operations, is as follows:



                                                              YEAR ENDED DECEMBER 31,
                                                     ------------------------------------------
                                                       2001             2002            2003 *)
                                                     --------         --------         --------
Income (loss) before taxes, as reported in the
  consolidated statements of operations              $(10,603)        $  7,469         $ (2,059)
                                                     ========         ========         ========

Statutory tax rate                                         36%              36%              36%
                                                     ========         ========         ========

Theoretical tax expense (benefit) on the above
  amount at the Israeli statutory tax rate           $ (3,817)        $  2,689         $   (741)
Increase (decrease) in taxes resulting from
  "Approved Enterprise" benefits                          504           (1,303)             198
Deferred taxes on losses for which valuation
  allowance was provided                                2,715            2,633              533
Exempt income                                             (15)               -                -
Nondeductible expenses                                      -               45               40
Change in tax rate used for computation of
  deferred taxes                                            -                -             (469)
Taxes in respect of prior years                             -              408
Other                                                    (224)             507               15
                                                     --------         --------         --------

Actual tax expenses (benefit)                        $   (837)        $  4,979         $   (424)
                                                     ========         ========         ========



          *)   Restated, see Note 1g.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 20:- TAXES ON INCOME (CONT.)

          e.   Income (loss) before taxes on income is comprised as follows:




                      YEAR ENDED DECEMBER 31,
               -------------------------------------
                 2001           2002          2003*)
               -------        -------        -------
DOMESTIC        (3,937)        17,038         (2,049)

FOREIGN         (6,666)        (9,569)           (10)
               -------        -------        -------

TOTAL          (10,603)         7,469         (2,059)
               =======        =======        =======



          *)   Restated, see Note 1g.



          f.   Deferred taxes:

               Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:


                                                                DECEMBER 31
                                                         ------------------------
                                                          2002*)           2003
                                                         --------        --------
Asset (liability) in respect of:
Property, plant and equipment                            $(18,063)       $(17,569)
 Allowances and provisions                                  5,601           4,427
Net operating loss carryforwards                           17,177          19,011
                                                         --------        --------

Net deferred tax assets before valuation allowance          4,715           5,869
Valuation allowance (1)                                    (8,889)         (9,422)
                                                         --------        --------

Net deferred tax liability                               $ (4,174)       $ (3,553)
                                                         ========        ========

Presented in balance sheet:
 Long-term liability                                     $ (8,449)       $ (7,570)
 Long-term assets                                           3,961           3,428
 Other receivables                                            314             589
                                                         --------        --------

 Net deferred tax liability                              $ (4,174)       $ (3,553)
                                                         ========        ========

 Domestic                                                $ (8,135)       $ (6,553)
 Foreign                                                    3,961           3,000
                                                         --------        --------

 Net deferred tax                                        $ (4,174)       $ (3,553)
                                                         ========        ========


          *)   Restated, see Note 1g.

          (1) The net change in the total valuation allowance for the years ended December 31, 2001, 2002 and 2003 is $ 6,196, $ 2,693 and $
               533, respectively.

          (2) The deferred taxes are computed based on enacted tax rates expected to apply at the time of reversal (average rate of 22% for Israeli companies and 37% for a subsidiary located in the U.S.).

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 20:- TAXES ON INCOME (CONT.)

          f. As of December 31, 2003 the Company's subsidiary in the U.S. had estimated aggregate available carryforward tax losses of approximately $ 35,000 to offset against future taxable profits, which expire between 2020 and 2023. A valuation allowance for an amount of $ 8,000 was recorded due to the uncertainty of the tax asset's future realization.

               As of December 31, 2003 the Company and its Israeli subsidiaries had tax loss carryforwards of approximately $ 17,000. Carryforward tax losses in Israel may be carryforward indefinitely and may be offset against future taxable income.

          g.   Final tax assessments:

               The Company and New-Net have received final tax assessments through December 31, 1996 and 1999, respectively. Other subsidiaries have not received a tax assessment since inception.

               The Company is negotiating with Israel's tax authorities with respect to final tax assessmentsfor the years 1997-1999. The Company cannot predict the impact of these negotiations on the results of operations.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

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

               - Intimate apparel and activewear manufactured using the Cut and Sew process located in Israel ("Cut and Sew").

               -    Health production, located in Tennessee, U.S. (Healthcare).

               The accounting policies of the reportable segments are the same as those described in Note 2, "Summary of significant accounting policies". Selling, general and administrative expenses are allocated according to management's assessment.

               Management evaluates performance based upon operating income
               (loss) before interest and income taxes.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 21:- SEGMENT REPORTING (CONT.)

          b.   Reportable segments:


                                                                YEAR ENDED DECEMBER 31, 2003
                                       -----------------------------------------------------------------------------
                                         CUT &
                                          SEW -                         HEALTHCARE
                                         ISRAEL         SEAMLESS            USA          ADJUSTMENTS      CONSOLIDATED
                                       ---------        ---------        ---------       -----------       ---------
Sales to unaffiliated customers        $  51,944        $  72,856        $  38,286       $         -       $ 163,086
Inter-segmental sales                      1,469                -                -            (1,469)              -
                                       ---------        ---------        ---------       -----------       ---------

Total sales                            $  53,413        $  72,856        $  38,286       $    (1,469)      $ 163,086
                                       =========        =========        =========       ===========       =========

Operating income (loss) *)             $     704        $  (4,056)       $   6,693       $         -       $   3,341
                                       =========        =========        =========       ===========

Financial expenses, net                                                                                        5,628
Other income, net                                                                                               (228)
                                                                                                           ---------

Loss before income taxes                                                                                   $   2,059
                                                                                                           =========

Depreciation and amortization *)       $   2,131        $   6,452        $     422       $         -       $   9,005
                                       =========        =========        =========       ===========       =========

Identifiable and total assets at
  December 31, 2003                    $  39,628        $ 101,202        $  44,392       $         -       $ 185,222
                                       =========        =========        =========       ===========

Corporate assets                                                                                              17,499
                                                                                                           ---------

Total assets                                                                                               $ 202,721
                                                                                                           =========




                                                                YEAR ENDED DECEMBER 31, 2002
                                       -----------------------------------------------------------------------------
                                         CUT &
                                          SEW -                         HEALTHCARE
                                         ISRAEL         SEAMLESS            USA          ADJUSTMENTS      CONSOLIDATED
                                       ---------        ---------        ---------       -----------       ---------

Sales to unaffiliated customers        $  66,199        $  86,524        $  37,582        $        -       $ 190,305
Inter-segmental sales                          -            1,308                -            (1,308)              -
                                       ---------        ---------        ---------        ----------       ---------

Total sales                            $  66,199        $  87,832        $  37,582        $   (1,308)      $ 190,305
                                       =========        =========        =========        ==========       =========

Operating income (loss)                $  10,611        $  (2,760)       $   7,368        $        -       $  15,219
                                       =========        =========        ==========       =========

Financial expenses, net                                                                                        5,457
Other expenses, net                                                                                            2,293
                                                                                                           ---------

Income before income taxes                                                                                 $   7,469
                                                                                                           =========

Depreciation and amortization          $   2,989        $   6,321        $     412        $        -       $   9,722
                                       =========        =========        =========        ==========       =========

Identifiable and total assets at
  December 31, 2002 *)                 $  35,297        $  98,309        $  44,904        $        -       $ 178,510
                                       =========        =========        =========        =========

Corporate assets                                                                                              19,233
                                                                                                           ---------

Total assets                                                                                               $ 197,743
                                                                                                           =========

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 21:-     SEGMENT REPORTING (CONT.)


                                                       YEAR ENDED DECEMBER 31, 2001
                                     --------------------------------------------------------------
                                     CUT & SEW                 HEALTHCARE
                                     - ISRAEL     SEAMLESS       - USA      ADJUSTMENTS   CONSOLIDATED
                                     ---------    ---------    ---------     ---------     ---------
Sales to unaffiliated customers      $  54,785    $  95,740    $  38,424     $       -     $ 188,949
Inter-segmental sales                        -        1,634            -        (1,634)            -
                                     ---------    ---------    ---------     ---------     ---------

Total sales                          $  54,785    $  97,374    $  38,424     $  (1,634)    $ 188,949
                                     =========    =========    =========     =========     =========

Operating income (loss)              $   2,385    $  (9,570)   $   6,872     $     (51)    $    (364)
                                     =========    =========    =========     =========

Financial expenses, net                                                                        9,396
Other expenses, net                                                                              843
                                                                                           ---------

Loss before tax benefit                                                                    $ (10,603)
                                                                                           =========

Depreciation and amortization        $   2,970    $   7,026    $     948     $       -     $  10,944
                                     =========    =========    =========     =========     =========

Identifiable and total assets at
  December 31, 2001 *)               $  39,715    $ 132,059    $  37,818     $    (221)    $ 209,371
                                     =========    =========    =========     =========

Corporate assets                                                                              19,694
                                                                                           ---------

Total assets                                                                               $ 229,065
                                                                                           =========

*)   Restated, see Note 1g.

c.   The Company's sales by geographic area are as follows:


                        YEAR ENDED DECEMBER 31,
                  ----------------------------------
                    2001         2002         2003
                  --------     --------     --------
North America     $177,539     $186,348     $154,696
Europe               6,326        1,809        4,350
Israel               2,000        1,709        2,782
Other                3,084          439        1,258
                  --------     --------     --------

                  $188,949     $190,305     $163,086
                  ========     ========     ========

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 21:- SEGMENT REPORTING (CONT.)

     d.   The Company's long-lived assets by geographic area are as follows:


                            DECEMBER 31,
                      ---------------------
                       2002*)        2003
                      --------     --------
Israel                $ 78,415     $ 76,882
Foreign countries       54,752       51,096
                      --------     --------

                      $133,167     $127,978
                      ========     ========


          *)   Restated, see Note 1g.

     e.   Revenues are generated by the following products


                             YEAR ENDED DECEMBER 31,
                        ----------------------------------
                          2001         2002         2003
                        --------     --------     --------
Intimate apparel        $144,687     $146,260     $108,998
Active wear                5,838        6,463       12,071
Swimwear                       -            -        3,731
Healthcare products       38,424       37,582       38,286
                        --------     --------     --------

                        $188,949     $190,305     $163,086
                        ========     ========     ========


NOTE 22:- RELATED PARTIES

     a. Transactions with related parties (shareholders and companies controlled by shareholders):


                                                      YEAR ENDED DECEMBER 31,
                                                 ---------------------------------
                                                  2001         2002         2003
                                                 -------      -------      -------
Sales to related parties                         $   694      $ 1,019      $ 1,155
Cost of sales (1)                                $(2,517)     $(2,475)     $(2,667)
Selling, general and administrative expenses     $  (550)     $  (362)     $  (703)


          (1) Including primarily rental payments to a company controlled by shareholders.

     b. During 2003, the Company acquired Macpell's interest in RMD, in consideration for $ 200. (See Note 1c).

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 23:- SUBSEQUENT EVENTS

     a. On February 17, 2004, the Company entered into a Share Purchase Agreement ("SPA") with a partnership ("the Investor") controlled by FIMI Opportunity Fund ("FIMI") and certain other co-investors, including Mivtach Shamir Holding Corporation Ltd. Under the SPA, the Investor will, subject to the fulfillment of certain preconditions, invest in the Company $ 15,000 in cash for approximately 3.53 million Ordinary shares of the Company at a base price of $ 4.25 per share.

          In addition to the SPA, the Investor entered into an agreement ("Additional Purchase Agreement") with the major shareholders of the Company, Macpell Industries Ltd. ("Macpell") and its controlling shareholder Arwol Holdings Ltd. ("Arwol"), to purchase from them an additional 1,365,000 Ordinary shares of the Company, at a base price of $ 5.538 per share at an aggregate purchase price of about $ 7,560. The Additional Purchase Agreement includes a shareholders' agreement between the Investor, Macpell and Arwol. Subsequent to the consummation of all transactions contained in the SPA and in the Additional Purchase Agreement, the Investor will join the controlling group of Macpell and Arwol. The controlling group will hold approximately 60% of the issued share capital of the Company, of which the Investor will be holding about half.

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

          The execution of the agreement is subject, among other things, to the approval of the SPA by the shareholders of the Company and new financing arrangements between the Company and its financing banks, and the Investor and its financing banks. The Investor may terminate the agreements in the event that the average closing price of the Company's shares on NYSE over 30 consecutive trading days immediately preceding the closing date shall be less than $ 3.14.

          Under the Agreement, the parties agree that annual management fees shall be paid to FIMI in consideration for management services on a non-exclusive basis, which shall be $ 172 per annum for the period until the Company's general meeting in 2005, and up to $ 120 per annum for the subsequent period. It was further agreed that as of the date on which Mr. Wolfson shall cease to serve as Chairman of the Company's Board of Directors, the existing consulting agreement between the Company and a company acting on behalf of Mr. Wolfson shall be amended so that the consideration to which he shall be entitled for the consulting services he will continue to provide to the Company (although not as the Chairmen of its Board of Directors) shall be reduced from approximately $ 254 to $ 120 per annum.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


NOTE 23:- SUBSEQUENT EVENTS (CONT.)

     b. The Company announced on March 3, 2004 that it has entered into an additional Share Purchase Agreement with a group of Investors represented by Mr. Zvi Limon. Under this agreement, the investors will, subject to the closing of the Share Purchase Agreement made on February 17, 2004, between the company and FIMI, invest in Tefron $ 5,000 in cash for approximately 1.07 million Ordinary shares of the Company at a base price of $ 4.65 per share. The Company has an option to issue the investor, within 90 days from the closing of this transaction, additional shares at the same price and terms for the total additional investment of up to $ 2,000.

          According to the agreement, the base price per share will be subject to adjustments and may be increased or reduced by up to $ 0.75 per share. The investor has also entered into a Registration Rights Agreement with the Company.

          The execution of the agreement is subject, among other things to the execution of the SPA agreement aforementioned.

     c. On March 9, 2004 the Company announced that it had entered into a Private Equity Credit Agreement with funds advised by Southridge Capital Management LLC ("Southridge"). Under the agreement, the Company has an option to call funds from an equity credit line facility provided by Southridge of up to the lesser of $ 15,000 or 19.9% of The Company's outstanding share capital over the next three years. Under the financing facility, the Company will be entitled to issue shares to Southridge from time to time, at its own election, subject to certain minimum and maximum limitations, but in no event will Southridge be obligated to own more than 4.99% of the Company's Ordinary shares at any one time. The price to be paid by Southridge will be at a discount of 6% on the market price of the Company's Ordinary shares (as calculated under the agreement) during a period prior to the issuance of the shares. Before drawing on the equity line, the Company must satisfy certain closing conditions, including the effectiveness of a registration statement to be filed by the Company, relating to the shares to be issued to Southridge.

     d. In March 2004, the Company granted 650,000 options to Yosef Shiran (the Company's CEO). The exercise price was set at $ 4.25, and the vesting periods are spread over 10 years from the date of the grant. The grant is subject to the shareholders' approval.

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


                                             TEFRON LTD.

                                             By:/S/ Yosef Shiran
                                             -------------------
                                             Yosef Shiran
                                             Chief Executive Officer


                                             By:/S/ Gil Rozen
                                             -------------------
                                             Gil Rozen
                                             Chief Financial Officer


September 21, 2004

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

2.8 Letter, dated March 2, 2004, from Israel Discount Bank Ltd. to the Company regarding shareholders' equity requirements under the Credit Agreement (incorporated by reference to Exhibit 2.8 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003 filed on April 1,
     2004).

2.9 Letter, dated March 2, 2004, from Bank Hapoalim to the Company regarding shareholders' equity requirements under the Credit Agreement (incorporated by reference to Exhibit 2.9 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003 filed on April 1, 2004).

2.10 Letter, dated February 16, 2004, from Israel Discount Bank to the Company regarding revised repayment schedule and revised shareholders' equity requirements under the Credit Agreement (incorporated by reference to Exhibit 2.10 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003 filed on April 1, 2004).

2.11 Letter, dated February 15, 2004, from Bank Hapoalim to the Company regarding revised repayment schedule under the Credit Agreement (incorporated by reference to Exhibit 2.11 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003 filed on April 1,
     2004).

2.12 Letter, dated March 31, 2004, from Bank Hapoalim to the Company regarding revised shareholders' equity requirements under the Credit Agreement (incorporated by reference to Exhibit 2.12 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003 filed on April 1,
     2004).

2.13 Credit Agreement, dated September 6, 2002, among AlbaHealth LLC, as borrower, the other borrower signatory thereto, the lenders signatory, thereto from time to time, and General Electric Capital Corporation, as Agent and a Lender. (incorporated by reference to Exhibit 2.8 to the Company's Annual Report form 20-F for the fiscal year ended December 31,
     2002).

2.14 Security Agreement, dated as of September 6, 2002, among the Grantor signatory thereto, from time to time, and General Electric Capital Corporation, as Agent for the benefit of itself and the lenders from time to time party to the Credit Agreement (referred to in Exhibit 2.13).

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

3.4 Agreement, dated February 17, 2004, by and among Arwol Holdings Ltd., Macpell Industries Ltd. and Norfet, Limited Partnership (incorporated by reference to Exhibit 3.4 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003 filed on April 1, 2004).

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

4.4 Management and Services Agreement, effective as of July 30, 2003, between the Company, Yosef Shiran and Shiran & Partners - Consulting, Entreprenuership, and Financing (incorporated by reference to Exhibit 4.4 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003 filed on April 1, 2004).

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

4.9 Share Purchase Agreement dated February 17, 2004, by and between the Company and Norfet Limited Partnership, including related Registration Rights Agreement attached as a schedule (incorporated by reference to Exhibit 4.9 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003 filed on April 1, 2004).

4.10 Share Purchase Agreement, made as of March 3, 2004, by and between Tefron and Leber Partners, L.P, including related Registration Rights Agreement attached as a schedule (incorporated by reference to Exhibit 4.10 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003 filed on April 1, 2004).

4.11 Private Equity Credit Agreement, dated as of March 9, 2004, by and between the Company and Brittany Capital Management Limited (incorporated by reference to Exhibit 4.11 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003 filed on April 1, 2004).

4.12 Registration Rights Agreement, dated as of March 9, 2004, by and between the Company and Brittany Capital Management Limited (incorporated by reference to Exhibit 4.12 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003 filed on April 1, 2004).

8.1  List of subsidiaries of the Company (incorporated by reference to Exhibit
     8.1 to the Company's AnnualReport on Form 20-F for the fiscal year ended December 31, 2003 filed on April 1, 2004).

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

13.(a).1 Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14(a).1 Consent of Kost, Forer Gabbay & Kasierer.

14(a).2 Consent of McGladrey & Pullen, LLP with respect to 2002 report
     (incorporated by reference to Exhibit 14.(a).2 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003 filed on April 1, 2004).

14(a).3 Consent of McGladrey & Pullen, LLP with respect to 2003 report.

14(a).4 Notice Regarding Lack of Consent of Arthur Andersen LLP (incorporated by reference to Exhibit 14.(a).4 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003 filed on April 1, 2004).