Form 20-F
period 2004-12-31
TEFRON LTD
filed 2005-04-21
CIK 1044863

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 21, 2005
--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

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

        PARK AZORIM, DERECH EM HAMOSHAVOT 94, PETACH TIKVA 49527, ISRAEL
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class                         Name of each exchange on which registered
------------------------------------------- -----------------------------------------
ORDINARY SHARES,                            NEW YORK STOCK EXCHANGE
NIS 1.0 PAR VALUE PER SHARE

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

             17,934,558 ORDINARY SHARES, NIS 1.0 PAR VALUE PER SHARE

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

                                 NOT APPLICABLE

                                TABLE OF CONTENTS

                                                                                             Page


PART I                                                                                         2

     ITEM 1.        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS                      2
     ITEM 2.        OFFER STATISTICS AND EXPECTED TIMETABLE                                    2
     ITEM 3.        KEY INFORMATION                                                            2
         A.         Selected Financial Data                                                    3
         B.         Capitalization and Indebtedness                                            3
         C.         Reasons for the Offer and Use of Proceeds                                  3
         D.         Risk Factors                                                               3
     ITEM 4.        INFORMATION ON THE COMPANY                                                13
         A.         History and Development of the Company                                    13
         B.         Business Overview                                                         15
         C.         Organizational Structure                                                  25
         D.         Property, Plants and Equipment                                            25
     ITEM 5.        OPERATING AND FINANCIAL REVIEW AND PROSPECTS                              27
     ITEM 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                                37
         A.         Directors and Senior Management                                           37
         B.         Compensation                                                              40
         C.         Board Practices                                                           42
         D.         Employees                                                                 45
         E.         Share Ownership                                                           46
     ITEM 7.        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS                         49
         A.         Major Shareholders                                                        49
         B.         Related Party Transactions                                                51
         C.         Interests of Experts and Counsel                                          53
     ITEM 8.        FINANCIAL INFORMATION                                                     53
     ITEM 9.        THE OFFER AND LISTING                                                     54
     ITEM 10.       ADDITIONAL INFORMATION                                                    55
         A.         Share Capital                                                             55
         B.         Memorandum and Articles of Association                                    55
         C.         Material Contracts                                                        58
         D.         Exchange Controls                                                         66
         E.         Taxation                                                                  67
         F.         Dividends and Payment Agents                                              68
         G.         Statements by Experts                                                     68
         H.         Documents on Display                                                      68
         I.         Subsidiary Information                                                    68
     ITEM 11.       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK                69
     ITEM 12.       DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES                    69

PART II                                                                                       70

     ITEM 13.       DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES                           70
     ITEM 14.       MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
                    PROCEEDS                                                                  70
     ITEM 15.       CONTROLS AND PROCEDURES                                                   70
     ITEM 16.       [RESERVED]                                                                70
     ITEM 16A.      AUDIT COMMITTEE FINANCIAL EXPERT                                          70
     ITEM 16B.      CODE OF ETHICS                                                            70
     ITEM 16C.      ACCOUNTANTS' FEES AND SERVICES                                            70
     ITEM 16D.      EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT
                    COMMITTEES                                                                72
     ITEM 16E.      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
                    URCHASERS                                                                 72

PART III                                                                                      73

     ITEM 17.       FINANCIAL STATEMENTS                                                      73
     ITEM 18.       FINANCIAL STATEMENTS                                                      73
     ITEM 19.       EXHIBITS                                                                  74

                                  INTRODUCTION

     As used in this Annual Report on Form 20-F, references to "we", "our", "us", "Tefron" or the "Company" are references to Tefron Ltd., a company organized under the laws of the State of Israel, and its wholly-owned subsidiaries, unless indicated otherwise.

     Our consolidated financial statements have been prepared in United States dollars and in accordance with accounting principles generally accepted in the United States, or US GAAP. See Note 2 of the Notes to our Consolidated Financial Statements. All references in this Annual Report to "US dollars," "dollars" or "$" are to United States dollars and all references in this Annual Report to "NIS" or "shekels" are to New Israeli Shekels. Unless otherwise indicated, and when no date is specified, NIS amounts have been translated into US dollars at NIS 4.308 to $1.00, the representative rate of exchange published by the Bank of Israel, the Israeli central bank, for December 31, 2004. The representative exchange rate between the NIS and the dollar as published by the Bank of Israel for April 6, 2005 was NIS 4.362 to $1.00.

     All references in this Annual Report to "Victoria's Secret" are both to the Victoria's Secret stores and Victoria's Secret Catalog owned and operated by Intimate Brands, Inc., a subsidiary of The Limited, Inc., and to Mast Industries Inc., a wholly-owned subsidiary of The Limited, which imports and distributes women's intimate apparel and related products on behalf of Victoria's Secret stores, Victoria's Secret Catalog, Cacique and Abercrombie & Fitch. All references in this Annual Report to "Warnaco/Calvin Klein" are to Warnaco Inc., the owner worldwide of the Calvin Klein trademarks, rights and business for women's intimate apparel and men's underwear. All references in the Annual Report to "Nike" are to Nike, Inc.

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


ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

3A.  SELECTED FINANCIAL DATA

     The following selected financial data as of December 31, 2003 and 2004 and for each of the three years ended December 31, 2002, 2003 and 2004 have been derived from, and should be read in conjunction with, our consolidated financial statements and notes thereto appearing elsewhere in this Annual Report. The selected financial data as of December 31, 2000, 2001 and 2002 and for each of the years ended December 31, 2000 and December 31, 2001 have been derived from our audited financial statements not included in this Annual Report.

                                                                              YEAR ENDED DECEMBER 31,
                                                   2000               2001              2002              2003              2004
                                                 ---------         ---------         ---------         ---------         ---------
                                                                       (In thousands, except per share data)
STATEMENT OF INCOME DATA:
Sales, net                                       $ 223,602         $ 188,949         $ 190,305         $ 163,086         $ 182,819
Cost of sales                                      199,186           169,173           151,385           139,422           159,937
Restructuring costs                                     --                --             1,550                --                --
                                                 ---------         ---------         ---------         ---------         ---------
Gross profit                                        24,416            19,776            37,370            23,664            22,882
Selling, general and administrative
     expenses                                       20,574            20,140            18,358            20,323            22,387
Restructuring costs                                     --                --             3,793                --                --
                                                 ---------         ---------         ---------         ---------         ---------
Operating income  (loss)                             3,842              (364)           15,219             3,341               495
Financing expenses, net                             10,292             9,396             5,457             5,628              5212
Other expenses (income), net                            --               843             2,293              (228)               --
                                                 ---------         ---------         ---------         ---------         ---------
Income (loss) before taxes on income                (6,450)          (10,603)            7,469            (2,059)           (4,717)
Taxes on income (tax benefit)                       (2,142)             (837)            4,979              (424)              203
                                                 ---------         ---------         ---------         ---------         ---------
 Income (loss) after income
       Taxes                                        (4,308)           (9,766)            2,490            (1,635)           (4,920)
Equity in losses of an affiliate
     company                                            --              (240)           (1,172)             (183)               --
Minority interest in earnings of a
     subsidiary                                         --                --              (822)           (2,550)           (1,945)
Pre-acquisition loss of subsidiary
     since April 1, 2003                                --                --                --               (85)               --
                                                 ---------         ---------         ---------         ---------         ---------
Income (loss) before cumulative effect of
     change in accounting principles                (4,308)          (10,006)              496            (4,453)           (6,865)
Cumulative effect of change in
     accounting principle                               --                --           (17,994)               --                --
                                                 ---------         ---------         ---------         ---------         ---------
Net  loss                                           (4,308)          (10,006)          (17,498)           (4,453)           (6,865)
Basic and diluted net earnings (loss)
     per share
Earnings (loss) per share before
     cumulative effect of change in
     accounting principles                           (0.35)            (0.81)             0.04             (0.36)            (0.44)
                                                 =========         =========         =========         =========         =========
Loss per share from cumulative effect
     of change in accounting principle                  --                --             (1.45)               --                --

                                                 =========         =========         =========         =========         =========
Loss per share basic and diluted                     (0.35)            (0.81)            (1.41)          (0. 36)             (0.44)
                                                 =========         =========         =========         =========         =========
Ordinary Shares                                     12,412            12,412            12,410            12,412            15,604
                                                 =========         =========         =========         =========         =========

                                                                   AT DECEMBER 31,
                                    --------------------------------------------------------------------------
                                    2000             2001              2002             2003              2004
                                    ----             ----              ----             ----              ----
                                                                                                      (in thousands)
Cash and cash equivalents        $   4,419        $   5,078         $   6,742         $   5,747         $   3,558

Working capital (deficit)        $  14,404        $  (6,958)        $  (6,167)        $ (14,524)        $  (8,441)

Total assets                     $ 258,571        $ 229,065         $ 197,743         $ 201,591         $ 191,531

Total debt(1)                    $ 143,918        $ 131,609         $  98,890         $  99,124         $  78,507

Shareholders' equity             $  67,697        $  58,588         $  41,108         $  36,655         $  46,744


----------
     (1) Total debt consists of total bank debt, other loans received and capital lease obligations.

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

     Our sales to Victoria's Secret accounted for approximately 49.8% of our total sales in 2002, 38.2% of our total sales in 2003 and 38.5% of our total sales in 2004. Our sales to Target, Nike, Banana Republic and The Gap, and Cardinal Healthcare accounted in the aggregate for approximately 25.1% of our total sales in 2002, 28.8% of our total sales in 2003 and 35.7% of our total sales in 2004. See the table in "Item 4. Information on the Company - 4B. Business Overview - Customers." We do not have long-term purchase contracts with our customers, and our sales arrangements with our customers do not have minimum purchase requirements. We cannot assure that Victoria's Secret, Target, Nike, Banana Republic and The Gap, and Cardinal Healthcare or any other customer will continue to buy our products at all or in the same volumes or on the same terms as they have in the past. Their failure to do so may significantly reduce our sales. In addition, we cannot assure that we will be able to attract new customers. A material decrease in the quantity of sales made to our principal customers, a material adverse change in the terms of such sales or a material adverse change in the financial conditions of our principal customers could significantly reduce our sales. See "Item 4. Information on the Company - 4B. Business Overview - Customers."

     OUR PRINCIPAL CUSTOMERS ARE IN THE CLOTHING RETAIL INDUSTRY, WHICH IS SUBJECT TO SUBSTANTIAL CYCLICAL VARIATIONS. OUR REVENUES WILL DECLINE SIGNIFICANTLY IF OUR PRINCIPAL CUSTOMERS DO NOT CONTINUE TO BUY OUR PRODUCTS IN LARGE VOLUMES DUE TO AN ECONOMIC DOWNTURN.

     Our customers are in the clothing retail industry, which is subject to substantial cyclical variations and is affected strongly by any downturn in the general economy. A downturn in the general economy, a change in consumer purchasing habits or any other events or uncertainties that discourage consumers from spending, could have a significant effect on our customers' sales and profitability. Such downturns, changes, events or uncertainties could result in our customers having larger inventories of our products than expected. These events could result in decreased purchase orders from us in the future, which would significantly reduce our sales and profitability. For example, the difficult global economic environment and the continuing soft retail market conditions in the world and specifically in the U.S. both before and especially after the events of September 11, 2001 were reflected in disappointing clothing retail sales in the year 2001 compared to the same period in the year 2000, and consequently decreased our order backlog and production levels. A prolonged economic downturn could harm our financial condition.

     OUR EXPANSION INTO NEW PRODUCT LINES WITH MORE COMPLICATED PRODUCTS AND DIFFERENT RAW MATERIALS REDUCED OUR OPERATING EFFICIENCY DURING 2003 AND 2004 AND OUR OPERATING EFFICIENCY MAY NOT IMPROVE IN THE FUTURE.

     During 2003 and 2004, we invested significant efforts to develop and expand new product lines, including active-wear products and swimwear, to diversify our product line and our client base. The manufacturing of new, more complicated products with different raw materials has reduced our operating efficiency, and may continue to do so. Although we believe that our efficiency will improve as we continue to manufacture our new product lines, we cannot assure that we will be able to return to our previous efficiency levels in the future.

     OUR EXPANSION INTO NEW PRODUCT LINES, IN PARTICULAR ACTIVE-WEAR BUSINESS PRODUCTS, INVOLVES THE MANUFACTURE OF NEW PRODUCTS, WHICH HAS AND MAY REQUIRE US TO PURCHASE ADDITIONAL MACHINERY ADAPTED TO MANUFACTURE SUCH PRODUCTS. THE ADDITIONAL CAPITAL EXPENDITURES INCURRED IN CONNECTION WITH THESE PURCHASES MAY REDUCE OUR FUTURE CASH FLOW.

     During 2003 and 2004, we invested significant efforts to develop and expand our new product lines, in particular active-wear products, to diversify our product line and our client base. Active-wear products that we manufacture are made in bigger sizes than intimate apparel, both because our active-wear products are intended for both men and women, and because our active-wear products involve the manufacture of more tops, we have purchased and may need to purchase additional knitting machines and other equipment adapted to manufacture our new products lines. In addition, the manufacture of active-wear products at times requires equipment with new technologies. The additional capital expenditures that may be incurred in connection with these purchases may reduce our future cash flow.

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

     In addition, an increase in our expenses in NIS will not always be compensated for fully by a devaluation of NIS vis-a-vis the U.S. dollar. In 2002 and 2004, the rate of devaluation of the NIS vis-a-vis the dollar exceeded the inflation rate in Israel. During 2002 and 2004, the rate of inflation was 6.5% and 1.2%, respectively, while NIS devalued against the U.S. dollar by 7.3% and -1.6% in 2002 and 2004. During 2003, the rate of inflation was (1.9)%, while NIS appreciated against the U.S. dollar by 7.6%. However, to the extent in the future that the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the dollar or if the timing of such devaluation lags behind inflation in Israel, it could reduce our profitability. See "Item 5. Operating and Financial Review and Prospects - Impact of Inflation and Currency Fluctuations."

     WE REQUIRE A SIGNIFICANT AMOUNT OF CASH TO PAY OUR DEBT. IF WE FAIL TO GENERATE SUFFICIENT CASH FLOW FROM OPERATIONS, WE MAY NEED TO RENEGOTIATE OR REFINANCE OUR DEBT, OBTAIN ADDITIONAL FINANCING OR POSTPONE CAPITAL EXPENDITURES.

     We depend mainly on our cash generated by operating activities to make payments on our debts. In 2004, the cash generated by operating activities was approximately $6.9 million. We cannot assure that we will generate sufficient cash flow from operations to make the scheduled payments on our debt. We have repayment obligations on our long-term debt of approximately $9.3 million in 2005, $9.4 million in 2006 and $8.9 million in 2007. These amounts do not include any repayment obligations under our short-term debt in the amount of approximately $21.4 million as of December 31, 2004. Our ability to meet our debt obligations will depend on whether we can successfully implement our strategy, as well as on economic, financial, competitive and technical factors. Some of the factors are beyond our control, such as economic conditions in the markets where we operate or intend to operate, changes in our customers' demand for our products, and pressure from existing and new competitors.

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

     OUR DEBT OBLIGATIONS MAY HINDER OUR GROWTH AND PUT US AT A COMPETITIVE DISADVANTAGE.

     We have a considerable amount of bank debt mainly as a result of our acquisition of Alba in December 1999 and the investments made in our Hi-Tex Division. As of December 31, 2004, we had approximately $57.2 million of long term loans outstanding (including current maturities of $9.2 million) and approximately $21.4 million in short term bank credit. Our substantial debt obligations could have important consequences. For example, they could:

     o require us to use a substantial portion of our operating cash flow to repay the principal and interest on our loans, which would reduce funds available to grow and expand our business, invest in machinery and equipment and for other purposes;

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

     Because a significant portion of our loans bear interest at floating rates, an increase in interest rates could reduce our profitability. A ten percent interest rate change on our floating interest rate long-term loans outstanding at December 31, 2004, would have an annual impact of approximately $0.4 million on our interest cost. See "Item 5. Operating and Financial Review and Prospectus
- Liquidity and Capital Resources" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk."

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

     Our failure to comply with the covenants and restrictions contained in our loan agreements could lead to a default under the terms of these agreements. For instance, during 2004, our 48% subsidiary, AlbaHealth LLC, failed to comply with certain financial covenants contained in its credit facility with GE Capital, including a minimum EBITDA requirement. However, GE Capital has agreed to waive certain financial covenant defaults that occurred during 2004 and to amend certain of the financial covenant provisions of the AlbaHealth credit facility.

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

     Our operations are affected by our principal customers' businesses, which businesses are subject to substantial cyclical variations. If demand for our products is significantly reduced, our profits will be reduced, and we may experience slower production, lower plant and equipment utilization and lower fixed operating cost absorption.

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

     OUR MARKETS ARE HIGHLY COMPETITIVE AND SOME OF OUR COMPETITORS HAVE NUMEROUS ADVANTAGES OVER US; WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY.

     We compete directly with a number of manufacturers of intimate apparel and active-wear, many of which have a lower cost-base than Tefron, longer operating histories, larger customer bases; greater geographical proximity to customers and significantly greater financial and marketing resources than we do. Increased competition, direct or indirect, could reduce our revenues and profitability through pricing pressure, loss of market share and other factors. We cannot assure that we will be able to compete successfully against existing or new competitors, as the market for our products evolves and the level of competition increases. Moreover, our competitors, especially those from the Far East, have established relationships with our customers, which has caused an erosion of prices of some of our Cut & Sew products; current or future relationships between our existing and prospective competitors, especially from the Far East, with existing or potential customers, could materially affect our ability to compete. In addition, we cannot assure that our customers will not seek to manufacture our products through alternative sources and thereby eliminate the need to purchase our products. See "Item 4. Information on the Company - 4B. Business Overview - Competition."

     Our customers operate in an intensely competitive retail environment. In the event that any of our customers' sales decline for any reason, whether or not related to us or to our products, our sales to such customers could be materially reduced.

     In addition, our competitors may be able to purchase seamless knitting machines and other equipment similar to, but less expensive than, the Santoni knitting machines we use to knit garments in our Hi-Tex manufacturing process. By reducing their production cost, our competitors may lower their selling prices. If we are forced to reduce our prices and we cannot reduce our production costs, it will cause a reduction in our profitability. Furthermore, if there is a weak retail market or a downturn in the general economy, competitors may be pressured to sell their inventory at substantially depressed prices. A surplus of intimate apparel at significantly reduced prices in the marketplace would significantly reduce our sales.

     WE ARE SUBJECT TO FLUCTUATING COSTS OF RAW MATERIALS.

     We use cotton yarn, lycra, spandex, various polymeric yarn and elastic as primary materials for manufacturing our products. Our financial performance depends, to a substantial extent, on the cost and availability of these raw materials. The capacity, supply and demand for such raw materials are subject to cyclical and other market factors and may fluctuate significantly. As a result, our cost in securing raw materials is subject to substantial increases and decreases over which we have no control except by seeking to time our purchases of cotton and polymeric yarns, which are our principal raw material, to take advantage of favorable market conditions. For example, in 2004 the cost of synthetic fibers increased due to rising energy costs. We cannot assure that we will be able to pass on to customers the increased costs associated with the procurement of raw materials. Moreover, there has in the past been, and there may in the future be, a time lag between the incurrence of such increased costs and the transfer of such increases to customers. To the extent that increases in the cost of raw materials cannot be passed on to customers or there is a delay in passing on the increased costs to customers, we are likely to experience an increase in the cost of raw materials which may materially reduced our margin of profitability

     IF OUR ORDINARY SHARES ARE DELISTED FROM THE NEW YORK STOCK EXCHANGE, THE LIQUIDITY AND PRICE OF OUR ORDINARY SHARES AND OUR ABILITY TO ISSUE ADDITIONAL SECURITIES MAY BE SIGNIFICANTLY REDUCED.

     In order to maintain the listing of our ordinary shares on The New York Stock Exchange, or NYSE, we are required to meet specified maintenance standards. In addition, the NYSE has proposed amending its continued listing criteria requiring a minimum stockholders' equity of $75 million and minimum market capitalization of $75 million.

     In the event we fail to meet any current or revised listing criteria of the NYSE, our ordinary shares may be delisted from trading on The New York Stock Exchange. We cannot assure that we will meet all NYSE criteria in the future. Delisting of our ordinary shares would result in limited availability of market price information and limited news coverage. In addition, delisting could diminish investors' interest in our ordinary shares as well as significantly reduce the liquidity and price of our ordinary shares. Delisting may also make it more difficult for us to issue additional securities or secure additional financing.

     WE DEPEND ON OUR SUPPLIERS FOR MACHINERY. WE MAY EXPERIENCE DELAYS OR ADDITIONAL COSTS SATISFYING OUR PRODUCTION REQUIREMENTS DUE TO OUR RELIANCE ON THESE SUPPLIERS.

     We purchase machinery and equipment, including the machinery used in our Hi-Tex manufacturing process, from sole suppliers. If our suppliers are not able to provide us with additional machinery or equipment as needed, we might not be able to increase our production to meet any growing demand for our products.

     WE DEPEND ON SUBCONTRACTORS IN CONNECTION WITH OUR MANUFACTURING PROCESS, IN PARTICULAR THE DYEING AND FINISHING PROCESS; WE MAY EXPERIENCE DELAYS OR ADDITIONAL COSTS SATISFYING OUR PRODUCTION REQUIREMENTS AND WE MAY BE PREVENTED FROM MEETING OUR CUSTOMERS ORDERS DUE TO OUR RELIANCE ON THESE SUBCONTRACTORS.

     We depend on subcontractors who render to us services that are an integral part of our manufacturing process, and in particular sewing services. If such subcontractors do not render the required services, we may experience delays or additional costs to satisfy our production requirements.

     We depend on a subcontractor who performs a major part of the dyeing and finishing of our Hi-Tex manufacturing process, which is an essential part of our manufacturing process. If that subcontractor breaches its commitments toward us or is not other wise able to supply the required services, we would have difficulty meeting our customer orders until we find an alternative solution.

     WE MAY NOT BE ABLE TO PROTECT OUR INTELLECTUAL PROPERTY.

     Our success is substantially dependent upon the adaptations and configurations we make to the machinery and equipment that we purchase and upon the manufacturing technologies and techniques that we have developed for our exclusive use. Only a part of the adaptations, configurations, technologies or techniques used in our manufacturing process is patented. Moreover, we purchase our machinery and equipment from third parties and we cannot assure that a competitor will not adapt, configure or otherwise utilize machinery or equipment in substantially the same manner as we do. In addition, our subcontractors have access to proprietary information, including regarding our manufacturing processes, and from time to time we also lend machinery and equipment to subcontractors, and there is a chance that subcontractors may breach their confidentiality undertakings toward us. Any replication of our manufacturing process by an existing or future competitor would significantly reduce our sales.

     WE FACE POTENTIAL COMPETITION BY OUR FORMER EMPLOYEES.

     Our trade secrets are well known to some of our employees. In the event one or more of our current or former employees exploit our trade secrets in violation of their non-competition and confidentiality obligations, we may be adversely affected in the competitive market and in our relationships with are customers and suppliers.

     WE FACE POTENTIAL CONFLICTS OF INTEREST CAUSED BY INVESTOR INFLUENCE.

     Our principal shareholders have a great deal of influence over the constitution of our Board of Directors and over matters submitted to a vote of the shareholders. As of April 6, 2005, Arie Wolfson, the Chairman of our Board of Directors, had direct voting power over approximately 5.41% of the outstanding ordinary shares of Tefron, not including options to acquire 150,000 ordinary shares of Tefron that have already vested. Mr. Wolfson is also the Chairman and a significant shareholder of Macpell Industries Ltd., an Israeli company that owned approximately 21% of the outstanding ordinary shares of Tefron as of April 6, 2005. Mr. Wolfson and our former president, Mr. Sigi Rabinowicz, another Macpell shareholder, collectively own a controlling interest in Macpell, have entered into a shareholders' agreement regarding corporate actions of Macpell, including the process by which Macpell votes its ordinary shares of Tefron to elect our Directors. As a result, the corporate actions of Tefron may be influenced significantly by Mr. Wolfson.

     As of April 6, 2005, Norfet, Limited Partnership had voting power over approximately 31.6% of the outstanding ordinary shares of Tefron. In addition, as of April 6, 2005, Meir Shamir, one of our directors, owned approximately 40% in Mitvah-Shamir, which at such date was an approximately 35.5% holder in Norfet. As a result, the cooperate actions of Tefron may be significantly influenced by Mr. Shamir.

     In connection with the acquisition of Tefron ordinary shares by Norfet, Limited Partnership from the Company and from Arwol Holdings Ltd., an Israeli company wholly owned by Arie Wolfson, and from Macpell, each of Norfet, Arwol and Macpell agreed to vote all of the Tefron ordinary shares owned or controlled by each of them for the election to the Company's nine-member Board of Directors of: (i) two members plus one independent director and one external director nominated by Norfet, Limited Partnership, (ii) two members plus one independent director and one external director nominated by Arwol and Macpell, and (iii) the Company's chief executive officer.

     We are party to a consulting and management services agreement with Mr. Wolfson and a company controlled by him, as well as with Norfet pursuant to which the company controlled by Mr. Wolfson and Norfet have agreed to provide consultancy and management services to Tefron. We also engage in transactions with Macpell and its affiliates. We intend to continue to engage in transactions with Macpell and its affiliates. We may be in direct or indirect competition with Macpell or its affiliates in the future. See "Item 6. Directors, Senior Management and Employees - 6A. Directors and Senior Management," "Item 7. Major Shareholders and Related Party Transactions," and Note 16 of the Notes to the Consolidated Financial Statements.

     Israeli companies law imposes procedures, including, for certain material transactions, a requirement of shareholder approval, as a precondition to entering into interested party transactions. These procedures may apply to transactions between Macpell and us and between Norfet and us. However, we cannot assure that we will be able to avoid the possible detrimental effects of any such conflicts of interest by complying with the procedures mandated by Israeli law. See "Item 6. Directors, Senior Management and Employees - 6A. Directors and Senior Management," "- 6C. Board Practices," and "Item 7. Major Shareholders and Related Party Transactions."

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

     The Government of Israel has reduced the available amount of investment grants from up to 38% of eligible capital expenditures in 1996 to up to 24% of eligible capital expenditures (for projects not exceeding investments of 140 million shekels that are submitted in any year) and up to 20% of eligible capital expenditures (for projects exceeding investments of 140 million shekels that are submitted in any year) since 1997. There can be no assurance that the Israeli Government will not further reduce the availability of investment grants. The termination or reduction of certain programs and tax benefits, particularly benefits available to us as a result of the "Approved Enterprise" status of some of our existing facilities in Israel, would increase the costs of acquiring machinery and equipment for our production facilities and increase our effective tax rate which, in the aggregate, could significantly reduce our profitability.

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

     We also benefit from exemptions from customs duties and import quotas due to our locations in Israel and Jordan (Qualified Industrial Zone) and the free trade agreements Israel maintains with the United States, Canada, the European Union and the European Free Trade Association. If there is a change in such benefits or if other countries enter into similar agreements and obtain similar benefits or if any such agreements were terminated, our profitability may be reduced.

     WE FACE SEVERAL RISKS, INCLUDING POLITICAL, ECONOMIC, SOCIAL, CLIMATIC RISKS, ASSOCIATED WITH INTERNATIONAL BUSINESS.

     Approximately 92% of our sales in 2004 were made to customers in the United States, and we intend to continue to expand our sales to customers in the United States and Europe. In addition, a substantial majority of our raw materials are purchased outside of Israel. Our international sales and purchases are affected by costs associated with shipping goods and risks inherent in doing business in international markets, including:

     o    changes in regulatory requirements;

     o    export restrictions, tariffs and other trade barriers;

     o    currency fluctuations;

     o    longer payment cycles;

     o    difficulties in collecting accounts receivable;

     o    political instability and seasonal reductions in business activities;
          and

     o    Strikes and general economic problems.

     Any of these risks could have a material adverse effect on our ability to deliver or receive goods on a competitive and timely basis and on our results of operations. We cannot assure that we will not encounter significant difficulties in connection with the sale or procurement of goods in international markets in the future or that one or more of these factors will not significantly reduce our sales and profitability. See "Item 4. Information on the Company - 4B. Business Overview - Manufacturing and Production."

     In addition, we may enter into joint ventures with third parties or establish operations outside of Israel that will subject us to additional operating risks. These risks may include diversion of management time and resources and the loss of management control over such operations and may subject us to the laws of such jurisdiction.

     In addition to our production facilities in Israel, we currently have production facilities in Jordan, we have relationships with manufacturers in China and we are in the process of shifting additional sewing production out of Israel to take advantage of lower labor costs. Due to commercial disputes that arose between us and the other shareholders of our joint subsidiaries that managed operations in Madagascar, we no longer have production facilities in Madagascar.

     Our ability to benefit from the lower labor costs will depend on the political, social and economic stability of these countries and in the Middle East and Africa in general. We cannot assure that the political, economic or social situation in these countries or in the Middle East and Africa in general will not have a material adverse effect on our operations, especially in light of the potential for hostilities in the Middle East. The success of the production facilities also will depend on the quality of the workmanship of laborers and our ability to maintain good relations with such laborers, in these countries. We cannot guarantee that our operations in China or Jordan will be cost-efficient or successful.

     WE ARE SUBJECT TO VARIOUS RISKS RELATING TO OPERATIONS IN ISRAEL

     We are incorporated under the laws of, and our main offices and manufacturing facilities are located in, the State of Israel. We are directly influenced by the political, economic and security conditions in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on our operations. Since October 2000, there has been a substantial deterioration in the relationship between Israel and the Palestinians which has resulted in increased violence. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. We cannot assure that ongoing or revived hostilities or other factors related to Israel will not have a material adverse effect on us or our business.

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

     During 2004, a general strike at Israel's ports caused a shortage of raw materials and resulted in a loss of sales to the Company of approximately $2.5 million. This shortage also resulted in a decrease in production volume and an increase in operating costs, which affected our ability to achieve greater operating efficiencies. Although Israel's Ministry of Finance, the Histadrut (General Federation of Labor in Israel), and the Israel Ports Authority signed an agreement in February 2005 which is intended to ensure five (5) years without labor strikes, a further strike or labor disruption at Israel's ports may occur and have an adverse effect on us or our business.

ITEM 4. INFORMATION ON THE COMPANY

4A.  HISTORY AND DEVELOPMENT OF THE COMPANY

     Tefron Ltd. was incorporated under the laws of the State of Israel on March 10, 1977. Our principal executive offices are located at Park Azorim, Derech Em Hamoshavot 94, Petach Tikva 49527, Israel and our telephone number is 972-3-923-0215. We are subject to the provisions of the Israeli Companies Law, 1999. Our agent for service of process in the United States is CSC Corporation Service Company, 2711 Centerville Rd. Suite 400, Wilmington, DE 19808.

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

     FEB.-APRIL 2004          Closing  of equity  investments  with two  groups of  investors  in the  aggregate amount of $20 million.

     OCTOBER 2004             Launch of a new business  division,  Sports  Innovation  Division ("SID"), which is devoted to our growing US customers base in the sport active wear market.


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

     PUT OPTION AGREEMENT. The parties to the Contribution Agreement are also parties to a Put Option Agreement under which each of Alba and GE Capital has an option to require AlbaHealth to purchase all, but not less than all, of such party's ownership interest in AlbaHealth. See "Item 10. Additional Information - 10C. Material Contracts - Alba Health Put Option Agreement."

     MANAGEMENT FEES. Under the terms of the agreement, Alba provided certain management services to AlbaHealth in return for an annual fee of approximately $832,000 for the first year ending on September 6, 2003, which amount is to be increased at a rate of 4% per annum for each additional year of the term. As of the March 31, 2005, this agreement remains in effect.

CAPITAL EXPENDITURES

     Our capital expenditures for fixed assets (net of grants from the Government of the State of Israel) were $7.8 million, $ 2.1 million, and $1.3 million for the years ended December 31, 2004, 2003, and 2002, respectively. The 2004 expenditures were primarily made in Israel to purchase new knitting machines and other equipment. See Consolidated Statements of Cash Flows in the Consolidated Financial Statements.

     Our current capital expenditures include investments in equipment, machinery and leasehold improvements in our facilities in Israel and Jordan. See
Note 6 of the Notes to the Consolidated Financial Statements. We expect to incur capital expenses to acquire new dying and finishing equipment for Hi-Tex and to shift more of the sewing production of our Cut & Sew division and Hi-Tex division out of Israel to Jordan, to the Far East and to other locations to take advantage of lower labor costs.

     As of the date of this Annual Report, we estimate that our capital expenditures for 2005 (net of grants from the Government of the State of Israel) will be approximately $5 million. We expect to finance these investments primarily from cash generated from operations. However, the actual amount of our capital expenditures will depend on a variety of factors, including general economic conditions, changes in demand for our products, increase in the sales growth of our new products, the risks and uncertainties involved in doing business in Jordan and our ability to generate sufficient cash from operations. See "Item 3. Key Information - 3D. Risk Factors."

4B.  BUSINESS OVERVIEW

OVERVIEW

     We manufacture intimate apparel, active-wear and swimwear sold throughout the world by such name-brand marketers as Victoria's Secret, Target, Nike, The Gap, Banana Republic, and other well known American retailers and designer labels. Through the utilization of manufacturing technologies and techniques developed or refined by us, we are able to mass-produce quality garments featuring unique designs tailored to our customers' individual specifications. Our product line includes knitted briefs, bras, tank tops, boxers, leggings, crop, T-shirts, day-wear, nightwear, bodysuits, swim wear, beach wear, active-wear and accessories. Our Healthcare Division manufactures and sells a range of textile healthcare products. These products include: anti-embolism stockings and compression therapy systems, an intermittent pneumatic compression device; sterile wound dressings; and XX-Span(R) dressing retainers, an extensible net tubing designed to hold dressings in place without the use of adhesive tape.

     We seek to apply our manufacturing technologies and techniques to meet the fashion and merchandising needs of our customers. With product innovation made possible by our manufacturing capabilities, we invest our marketing efforts to become a principal supplier to a more select customer base, representing some of the leaders in the intimate apparel and active-wear industries. As a result of this strategy, we successfully entered the United States market for quality, competitively priced intimate apparel and active wear.

     We are known for the technological innovation of our Hi-Tex manufacturing process. Our Hi-Tex manufacturing process was implemented as part of our strategy to streamline our manufacturing process and improve the design and quality of our products. The Hi-Tex manufacturing process includes the utilization of a single machine that transforms yarn directly into a nearly complete garment, replacing the knitting, cutting, and significant sewing functions which, in traditional manufacturing, are performed sequentially on separate machines at separate workstations. Following this single-machine operation, all the Hi-Tex manufacturing process requires to complete the garment is dyeing and a reduced amount of sewing and finishing. Our Hi-Tex manufacturing process enables us to produce a substantially wider range of fabrics, styles and product lines, resulting in a consistently high level of comfort, quality and durability. Our fabric engineering, product design and the comfort of our products provide us with an opportunity to expand our sales of active-wear products.

     We believe that our collaboration with our customers in the design and development of our products strengthens our relationships with our customers and improves the quality of our products. We began our relationship with Victoria's Secret in 1991, with Banana Republic and The Gap in 1993, with Warnaco/Calvin Klein in 1994 and with Nike in 2000. In 2000, we began our relationship with Target, which was an existing customer of Alba. In 2004, these customers accounted for approximately 69.8% of our total sales. We enjoy several strategic advantages by reason of our location in Israel and Jordan. Israel is one of the few countries in the world that has free trade agreements with the United States, Canada, the European Union, or EU, and the European Free Trade Association, or EFTA. These agreements permit us to sell our products in the United States, Canada and the member countries of the EU and the EFTA free of customs duties and import quotas. Due to our locations in Jordan we benefit from exemptions from customs duties and import quotas. We also currently benefit from substantial investment grants and tax incentives provided by the Government of Israel and from the availability in Israel of both skilled engineers and relatively inexpensive unskilled workers. See "- Israeli Investment Grants and Tax Incentives" and "- Conditions in Israel -Trade Agreements."

PRODUCTS

     In close collaboration with our customers, we design and manufacture intimate apparel, active-wear and swimwear. Through our efficient capability, we produce garments made of cotton and synthetic fibers for large- volume marketers who, in recent years, have increased retail consumer interest for quality intimate apparel and active-wear at affordable prices. We believe that our advanced technology and manufacturing processes enable us to deliver intimate apparel and active-wear that is comfortable to wear, fits well, fashionable, made of high-quality fabric and difficult to imitate. Our product line includes knitted briefs, bras, tank tops, boxers, leggings, crop, T-shirts, daywear, nightwear, bodysuits, swim wear, beach wear, active-wear, and accessories.

     AlbaHealth manufactures and sells healthcare products. These products include: anti-embolism stockings and compression therapy systems, an intermittent pneumatic compression device, both of which are designed to improve circulation and reduce the incidence of deep vein thrombosis; sterile wound dressings, such as pre-saturated gauze, petrolatum and xeroform gauze, non-adhering dressings and gauze strips; and XX-Span(R) dressing retainers, an extensible net tubing designed to hold dressings in place without the use of adhesive tape. All dressing products are used in wound care therapy. Other healthcare products include slip-resistant patient treads, which are knitted soft patient footwear with slip-resistant sole to help prevent patient falls while keeping feet warm even while in bed, oversized socks and knitted cuffs. In 2004, footwear products represented approximately 49.3% of the sales of the AlbaHealth.

     The principal market for our products is the United States. For a breakdown of our sales by geographic area and operating segments, see Note 15 of the Notes to the Consolidated Financial Statements.

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

     We currently produce intimate apparel and active-wear products in different style, color and yarn combinations. We manufacture cotton knit products using our advanced proprietary manufacturing techniques and also produce fine products from synthetic fibers, including micro-fibers, using our cut-and-sew manufacturing process and our highly automated Hi-Tex manufacturing process.

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

     o KNITTING (ONLY CUT & SEW) - Our Cut & Sew Division knitting facility located adjacent to our principal manufacturing facility in Segev, Israel, currently supplies substantially all of our fabric needs in Israel. This facility utilizes advanced and automated technology to knit tubular fabric, including bodysize fabrics. Bodysize fabrics, which are required for bodysize garments, enable maximum use of fabric and minimize waste during cutting. We operate 134 automatic knitting machines, which have capacity to produce approximately 350 tons of fabric per month (depending on the type of fabric). During 2004, we produced approximately 110 tons of fabric per month.

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

     o SEWING (ONLY CUT & SEW) - Cut fabrics are sewn to complete the garment, including the addition of accessories such as elastic waist and leg bands as well as labels. Working with computerized equipment and robotics, our employees sew garments with far greater precision than if sewn entirely by hand. To accommodate short-term increased capacity requirements, we have the ability to utilize subcontractors to perform a portion of the sewing process. Our Cut & Sew Division operates a sewing facility in Jordan and also subcontracts sewing in Israel, China and Jordan.

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

     The Hi-Tex manufacturing process is currently being used to produce knit-to-size intimate apparel, active-wear and outerwear. We operate our Hi-Tex knitting process in our principal production facilities in Segev, Israel. We operate our Hi-Tex sewing process in three sewing facilities in Israel and also subcontracts sewing in Israel and in Jordan. See "Item 4. Information on the Company - 4D. Property, Plants and Equipment." At December 31, 2004, we had a total of 735 fully equipped Santoni Knitting machines at the Hi-Tex facilities in Israel. We also have 155 fully equipped Santoni Knitting machines at Alba in Valdese, North Carolina, which are currently not operated but may be transferred to other manufacturing facilities at our discretion. We completed the shifting of our manufacturing from our Consumer Division of Alba, located in the United States, to Hi-Tex in Israel in the second quarter of 2003.

     We believe that the Hi-Tex manufacturing process represents an innovative combination of cutting-edge technology and technical expertise and has further strengthened our reputation within the industry as a leader in automated manufacture and design. In addition, with both the Hi-Tex manufacturing process and the traditional cut-and-sew process, we are able to produce garments made from synthetic fibers in addition to its existing lines of cotton products. We specialize in developing and using performance yarns. The Hi-Tex manufacturing process was developed in-house through the adaptation and configuration of machinery and equipment purchased from third parties. Although developed for its exclusive use, only a part of these adaptations and configurations is patented.

     Alba's health products, now produced by AlbaHealth, are manufactured at its Rockwood, Tennessee plant and by subcontractors in the United States, Mexico and Sri Lanka.

SALES AND MARKETING

     Our marketing strategy focuses on selling quality knitted products to large U.S. marketers of intimate apparel, active-wear and swimwear. We market our products directly to major retailers, which sell them under their own labels and to several companies that market nationally advertised brands. We have sales offices which are located in Portland, Oregon and in Israel.

     We see the active-wear market as an added opportunity to materialize our innovative production and design capabilities. Our office in Portland, Oregon serves to advance our active-wear sales, to strengthen the communication with our active-wear customers, and to improve our services. In addition, we have dedicated a separate development and sales team in Israel for the active-wear customers.

     Products of the AlbaHealth for use in hospitals are marketed to major distributors by AlbaHealth's sales representatives. These products are sold both under private label and AlbaHealth's own label.

INTELLECTUAL PROPERTY

     Only a part of the adaptations, configurations, technologies or techniques used in our manufacturing process is patented. See "Item 3. Key Information - 3D. Risk Factors - We may not be able to protect our intellectual property." However, we have obtained patents for certain aspects of our manufacturing process and for certain of our products, such as the "millennium bra", the "bonded bra" and the "ultrasonic bra", whose fabric is joined without sewing.

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

SEASONALITY

     Although our operations are affected by the substantial cyclical variations of our principal customers' businesses, downturns in the general economy, a change in consumer purchasing habits and other events, we have not identified a clear seasonal pattern to our general business, other than with respect to our swimwear products. In the swimwear segment, most of our sales are consummated between December and May.

CUSTOMERS

     Our customers represent some of the leading marketers of intimate apparel and active-wear in the world. More than 65% of our sales in 2004 were derived from the worldwide sale of our products to our four largest apparel customers, Victoria's Secret, Target, Nike, and Gap/Banana Republic. In 2004, we strengthened our business relationship with our active-wear customers, such as Nike, Patagonia, Puma , Adidas and others.

     The following table outlines the dollar amount and percentage of total sales to our customers:

CUSTOMER                              2002                       2003                    2004
                               --------------------     ---------------------      ---------------------
                                                        (Dollars in millions)
Victoria's Secret (1)          $94.7         49.8%       $62.2         38.2%       $70.4         38.5%

Target                         $10.0          5.3%       $14.8          9.1%       $24.4         13.40%

Cardinal Healthcare (2)        $16.7          8.8%       $17.8         10.9%       $16.9          9.2%

CUSTOMER                           2002                         2003                       2004
                           --------------------        ---------------------       ---------------------
                                                       (Dollars in millions)
Nike                       $  5.2           2.7%       $  5.3           3.2%       $ 12.4           6.8%

Gap/Banana Republic        $ 15.8           8.3%       $  9.2           5.6%       $ 11.5           6.3%

Others                     $ 47.9          25.2%       $ 53.9          33.0%       $ 47.3          25.8%

Total                      $190.3         100.0%       $163.1         100.0%       $182.8         100.0%

(1) Includes sales to Mast on behalf of Victoria's Secret, Victoria's Secret Catalog, Cacique and Abercrombie & Fitch.

(2)  Customer of AlbaHealth, our 48% subsidiary.

     We established our relationship with our largest customer, Victoria's Secret, in 1991. Currently, we manufacture underwear, nightwear, loungewear, bodysuits and bras for Victoria's Secret. We continue to seek to expand and strengthen our relationship with Victoria's Secret by providing the retailer with a continuing line of new products. However, we cannot assure that Victoria's Secret will continue to buy our products in the same volumes or on the same terms as they did in the past. For instance, we have been asked by Victoria's Secret to reduce the prices of Victoria's Secret's Logo program. See "Item 3. Key Information - 3D. Risk Factors - We depend on a small number of principal customers who have in the past bought our products in large volumes. We cannot assure that these customers or any other customer will continue to buy our products in the same volumes or on the same terms."

     We began our relationship with Target in 2000, which was an existing customer of Alba. Currently, we supply them with underwear for men and women, and active-wear products.

     We began our working relationship with Nike in 2000. Currently, we supply them with active wear for men and women.

     We began our working relationship with Banana Republic and The Gap in 1993. Currently, we supply Banana Republic and The Gap with underwear and sleepwear.

     We also gained as a customer Allegiance Healthcare Corporation, subsequently acquired by Cardinal Healthcare, through our acquisition of Alba at the end of the year 1999. Cardinal acquires a range of medical products from AlbaHealth.

     When we establish a relationship with a new customer in the normal course of business, our initial sales to that customer are typically in larger quantities of goods (to build the customer's initial inventory) than may be required to replenish such inventory from time to time thereafter. After a customer builds its initial inventory, the rate of growth of our sales to the customer may decrease. The volume of products ordered by customers are subject to the cyclical variations in their business. See "Item 3. Key Information - 3D. Risk Factors."

     We depend on a small number of principal customers. Our principal customers are in the retail industry, which is subject to substantial cyclical variations. Our annual and quarterly results may vary which may cause our profits and/or the market price of our Ordinary Shares to decline. Consequently, there can be no assurance that sales to current customers will continue at the current rate.

BACKLOG

     Our backlog of orders during 2004 ranged from $48.6 million to $85.8 million, as compared to a range of $24.4 million to $68.4 million during 2003. This backlog is comprised of firm orders that represent the average production volume mainly for the subsequent three to six months. Backlog data and any comparison thereof as of different dates may not necessarily indicate future sales.

ISRAELI INVESTMENT GRANTS AND TAX INCENTIVES

     The Israeli government has established investment and tax incentive programs for enterprises that invest and do business in Israel. Israeli government support is provided primarily to industrial and tourism companies that help fulfill certain economic objectives of the Israeli government, such as creating employment in selected locations in Israel, competing in international markets, utilizing innovative technologies, producing value-added products and generating income in foreign currency. To date, we have enjoyed Israeli government grants with respect to such programs for significant amounts of our capital expenditures. Such grants were available from 1997 to 2001 for an amount equal to 24% of the eligible annual capital expenditures (for projects not exceeding investments of NIS140 million in any year), and for an amount equal to 20% of the eligible annual capital expenditures (for projects exceeding investments of NIS140 million). Following the exhaustion of our net operating loss carry forwards in 1997, we began to benefit from certain tax incentives as a result of the Approved Enterprise status of certain of its facilities. Approved Enterprises related to investment programs from January 1997 onwards in designated areas which include the location of our primary plants are exempt from tax for the first two years of the Benefit Period commencing in the first year in which the taxable income is generated.

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

     Taxable income of a company derived from an Approved Enterprise designated as such after July 30, 1978 is subject to corporate tax at the maximum rate of 25% (rather than the generally applicable regular corporate tax rate of 35%) for the "Benefit Period," a period of seven years commencing with the year in which the Approved Enterprise first generated taxable income (limited to 12 years from commencement of production or 14 years from the date of approval, whichever is earlier) and, under certain circumstances (as further detailed below), extending to a maximum of ten years from the commencement of the Benefit Period. In the event that a company is operating under more than one approval or that its capital investments are only partly approved, referred to as a "Mixed Enterprise", its effective corporate tax rate is the result of a weighted combination of the various applicable rates.

     We currently have plants which have been granted Approved Enterprise status in conformity with the Investment Law. In accordance with this law, the income from the Approved Enterprises during the Benefit Period will be subject to a reduced tax rate of 25%. A company with foreign investment in excess of 25% at the time an approval is granted is entitled to a Benefit Period of ten years from such approval and, if the proportion of foreign investment is between 49% and 74%, to a tax rate of 20%. The proportion of foreign investment is measured annually based on the lowest level of foreign investment during the year. Our effective tax rate for accounting purposes for income derived from Approved Enterprises during 2004, based on its percentage of foreign investment in 2004, was 25%. Due to accumulated losses and other factors, we did not pay tax on this income during 2004.

     The Benefit Period for our first Approved Enterprises has ended and as such, income attributable to these enterprises are taxed at a rate of 35%, the regular Israeli corporate tax rate. (expected to be progressively reduced to 34% in 2005, 32% in 2006 and 30% in 2007 and thereafter). Shareholders are subject to a 15% Israeli tax (withheld at source) on dividends distributed out of income of Approved Enterprises and a 25% Israeli tax (unless treaties for the prevention of double taxation state otherwise) on dividends distributed from other sources of income. The Benefit Period for our remaining Approved Enterprises began in 1997, when our taxable income first exceeded our net operating loss carry forwards.

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

     The benefits available to an Approved Enterprise are conditional upon the fulfillment of certain conditions stipulated in the Investment Law and its regulations and the criteria set forth in the specific certificate approval, as described above. In the event that these conditions are violated, in whole or in part, we would be required to refund the amount of tax benefits, with the addition of the Israeli consumer price index, or CPI, linkage adjustment and interest. We have granted a security interest over all of our assets to secure our obligation to fulfill these conditions. We believe that our Approved Enterprises operate in substantial compliance with all such conditions and criteria. However, the shifting of the sewing operations from Israel to Jordan may require an adjustment to the terms of the certificate approval; otherwise, our operations may not be in compliance with the approval's terms.

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

     Although we have invested in Santoni knitting machines to manufacture our seamless products, a competitor of the Santoni brand could manufacture similar machines at lower prices, thereby increasing the competition we would face in the intimate apparel and active-wear markets. See "Item 3. Key Information - 3D. Risk Factors - Our markets are highly competitive and some of our competitors have numerous advantages over us; we may not be able to compete successfully."

     In addition, we benefit from Israel's status as one of the few countries in the world that currently has free trade agreements with the United States, Canada, the EU and the EFTA which permit us to sell its products in the United States, Canada and the member countries of the EU and the EFTA free of customs duties and imports quotas. Finally, government incentives that reduce the cost to us of our equipment may not be available in other countries. We are also able to sell our products manufactured at our facilities in Jordan free from customs duties and import quotas to the United States and Europe under certain conditions. We may also elect to manufacture products in Egypt and sell them free from customs duties and import quotas to the United States under certain conditions.

CONDITIONS IN ISRAEL

     We are incorporated under the laws of, and many of our offices and manufacturing facilities are located in, the State of Israel. Accordingly, we are directly affected by political, security and economic conditions in Israel. Our operations would be materially adversely affected if major hostilities involving Israel should occur or if trade between Israel and its present trading partners should be curtailed.

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

     In January 1995, the GATT members entered into an agreement with respect to Textile and Clothing (ATC). According to this agreement, all non-tariff barriers were gradually decreased since the date of the agreement until their full omission on January 1, 2005. In 2004, in expectation of this change, the United States decided to extend the period of barriers relating to products exported from China.

     Israel is a party to Qualified Industrial Zones agreements - since 1998 with Jordan and the United States, and since December 2004, with Egypt and the United States. These agreements enable us to execute part of our manufacturing process in defined zones in Jordan or in Egypt, under the terms of these agreements, and enjoy exemption from U.S. custom duties and quotas once exported to the United States.

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

4C.  ORGANIZATIONAL STRUCTURE

     Our significant subsidiaries consist of the following wholly-owned subsidiaries: (i) Hi-Tex Founded by Tefron Ltd., a company incorporated under the laws of the State of Israel, (ii) Alba Waldensian, Inc., which name was changed to Tefron USA, Inc and which holds 48.325% interest in AlbaHealth, a Delaware limited liability company, (v) El-Masira Textile Company Ltd. a company incorporated under the laws of Jordan, and (vi) Macro Clothing Ltd, a company formed under the laws of Israel.

4D.  PROPERTY, PLANTS AND EQUIPMENT

ISRAEL

     As of December 31, 2004, we maintained manufacturing and administrative facilities at the following sites in Israel and Jordan:

                                           APPROX.
                                           SQUARE         NUMBER OF      LEASE
FACILITY IN ISRAEL                         FOOTAGE        EMPLOYEES    EXPIRATION (1)  FUNCTION
------------------                         -------        ---------    --------------  --------
Petach Tikva                                 7700             13          2008         Management offices
Segev:  Central Factory -
  Tefron (2) (3)                           83,000            232          2006         Knitting cutting, sewing,
                                                                                       packaging, storage and
                                                                                       administrative functions
Inoah                                      13,000            263          2006         Sewing and packaging
Segev:  Central Factory -
  Hi-Tex 1 (2) (3)                        143,000            550          2011         Knitting, sewing, packaging,
                                                                                       storage and administrative
                                                                                       functions
Segev:  Central Factory -
  Hi-Tex 2 (2) (3)                        180,000            525          2012         Knitting, sewing, packaging
                                                                                       and storage
Holon - Macro Center                        12000             66          2009         Sewing and administrative
                                                                                       functions
Yarka                                      23,000            340          2012         Sewing and packaging
Segev:  Central Factory - New -Net..       37,000             43          2005         Knitting
Dyeing Factory                             39,000             40          2009         Dyeing and finishing
Segev:  Delivery Warehouse (2) (3)..       65,000             10          2012         Warehouse for finished
                                                                                       products
FACILITY IN JORDAN
Irbid                                       30000            440          2006(4)      Sewing and packaging factory


(1)  Including any renewal options.
(2)  We lease this property from a subsidiary of Macpell.
(3) Not including an additional option for 15 years lease exercisable every three years on a 90 days' prior advance notice.
(4)  The agreement is renewable, at our option, every year.

     Our Hi-Tex 1, Hi-Tex 2, Central Factory and Delivery Warehouse facilities in Segev are leased from a subsidiary of Macpell. See "Item 7. Major Shareholders and Related Party Transactions - 7B. Related Party Transactions - Relationships and Transactions with Macpell - Lease Arrangement."

     For a description of our plans regarding our facilities, see Note 6 of the Notes to the Consolidated Financial Statements.

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

UNITED STATES

     As of December 31, 2004, Alba maintained manufacturing and administrative facilities at the following sites in the United States:

                                 APPROX.        NUMBER OF
FACILITY IN UNITED STATES     SQUARE FOOTAGE    EMPLOYEES     FUNCTION
-------------------------     --------------    ---------     --------
Valdese, NC - Alba               157,000           14         Warehouse (Consumer Products)
Rockwood, TN (AlbaHealth)        245,940          260         Knitting, Yarn Processing &
                                                              Finishing (Health Products)
Valdese, NC - Offices             52,000           23         Corporate headquarters
New York City - Offices            3,200            1         Sales Offices and Showroom
Portland, OR- Offices              2,029            3         Sales Offices and Showroom


     We also own two facilities in Valdese, NC (of approximately 178,300 and 81,000 square footage), which are currently unused. We are exploring opportunities to sell or lease these facilities. See Note 6(3) of the Notes to the Consolidated Financial Statements.

     All plants are of brick and steel construction, and most areas have been air-conditioned. Alba leases its New York City office under a lease that expires in April 2005. From April 2005, we are leasing for seven years 2000 square feet at 150 West 30th Street New York, NY. Alba also leases its office in Portland, Oregon that expires in February 2006. The remainder of Alba's physical properties are held in fee simple. Alba's physical properties are subject to a lien pursuant to a credit agreement entered into in connection with the acquisition of Alba. See "Item 10. Additional Information - 10C. Material Contracts - Credit Agreement." We believe our existing facilities in the United States are well-maintained, in good operating condition and provide adequate space for Alba's current level of operations as well as for a significant increase in sales volume.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

GENERAL

     OUR BUSINESS; DEVELOPMENTS

     We manufacture intimate apparel, active-wear and swim-wear sold throughout the world by name-brand marketers as well as well known American retailers and designer labels. Our product line includes knitted briefs, bras, tank tops, boxers, leggings, crop, T-shirts, daywear, nightwear, bodysuits, swim-wear, beach wear, active-wear, and accessories.

     We have three divisions: Seamless (also called Hi-Tex), Cut & Sew and Healthcare. Our Seamless Division, which manufactures intimate apparel and active-wear products, generated approximately 46% of our revenues during 2004. Our Cut & Sew Division, which manufactures intimate apparel, active-wear and swim-wear products, generated approximately 36% of our revenues during 2004. Our Healthcare Division generated approximately 18% of our revenues during 2004.

     Our Hi-Tex manufacturing process involves a vertically integrated production process, from the design of the product to the knitting, dyeing and sewing of the product. However, our Hi-Tex manufacturing process utilizes state-of-the-art technology that eliminates a significant number of stages of the manufacturing process while enabling our Hi-Tex Division to produce a substantially wider range of fabrics, styles and product lines at a consistently high level of comfort, quality and durability. The Hi-Tex manufacturing process was developed in-house through the adaptation and configuration of machinery and equipment purchased from third parties. Although developed for our exclusive use, most of these adaptations and configurations are not patented. The manufacturing for our Hi-Tex Division takes mainly in Israel, where we operated approximately 735 fully equipped Santoni knitting machines as of December 31, 2004.

     Our Cut & Sew manufacturing process also involves a vertically integrated production process. We are involved in all steps in the process, from the design of the product to the knitting, dyeing, cutting and sewing of the product. The knitting, dyeing and cutting processes for our Cut & Sew Division takes place in Israel and most of the sewing in Jordan.

     Our Healthcare Division manufactures a range of textile healthcare products, which are manufactured in the United States, Mexico and Sri Lanka.

     2004 DEVELOPMENTS

     In 2004, we continued our strategy, begun at the end of 2002, to transform from an intimate apparel company with one anchor customer to a diversified active wear, swim wear and intimate apparel company with a more diversified customer base. This process has taken longer than we initially anticipated and has reduced operating efficiency in our Seamless division due to our manufacture of new, more complicated products with different raw materials. These operating inefficiencies had a significant negative effect on our operating results in 2003 and 2004. Although we have seen an improvement in our operating efficiency beginning towards the end of 2004, we cannot assure that we will be able to return to our previous efficiency levels in the future.

     Our expansion into active-wear and swim-wear has provided us with an opportunity to increase our sales to a more diverse customer base, including Nike, Puma, Adidas and others, and we are working to capitalize on this opportunity in both our Seamless and our Cut & Sew Divisions through our offering of a more diverse selection of products.

     The cost structure of our Cut & Sew manufacturing process, which takes place principally in Israel and in Jordan, is higher than the cost structure of our competitors in the Far East. The competition from the Far East, mainly for the sale of intimate apparel products, has caused an erosion of our prices. We have established a branch office in Hong Kong in an effort to locate manufacture sources in the Far East, and we are exploring options for transfer of manufacture operations also to other locations where labor cost are relatively low.

     In addition, the strengthening of the NIS compared to the USD in 2003 and 2004 also adversely affected our operating income in 2003 and 2004.

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

OPERATING RESULTS

     The following table sets forth our results of operations expressed as a percentage of total sales for the periods indicated:

                                                         YEAR ENDED DECEMBER 31,
                                                   2002           2003           2004
                                                  -----          -----          -----

Sales                                             100.0%         100.0%         100.0%
Cost of sales                                      80.4           85.5           87.5
                                                  -----          -----          -----
Gross profit                                       19.6           14.5           12.5
Selling, general and administrative
 expenses                                          11.6           12.5           12.2
                                                  -----          -----          -----
Operating income before financing
 expenses                                           8.0            2.0            0.3
Financing income, net                              (2.9)          (3.5)          (2.9)
Other income (expenses)                            (1.2)           0.2             --
                                                  -----          -----          -----
Income (loss) before income taxes                   3.9           (1.3)          (2.6)
Income tax expense (benefit)                        2.6           (0.3)           0.1
                                                  -----          -----          -----
Income (loss) after income taxes                    1.3           (1.0)          (2.7)
Equity in losses of affiliated company             (0.6)          (0.1)            --
Minority interests                                 (0.4)          (1.6)          (1.1)
                                                                                -----
Net income (loss) from ordinary activities          0.3           (2.7)          (3.8)
                                                  =====          =====          =====
Cumulative effect of change in accounting
principle                                          (9.5)            --             --
Net Loss                                           (9.2)%         (2.7%)         (3.8%)
                                                  -----          -----          -----

SALES

     CONSOLIDATED. Sales for the year ended December 31, 2004 were $182.8 million, 12.1% increase compared to sales of $163.1 million for the year ended December 31, 2003. Our sales of intimate apparel increased 8.5% from $109.0 million in 2003 to $118.2 million in 2004, our sales of active-wear products increased 66.6% from $12.1 million in 2003 to $20.1 million in 2004 and our sales of Swim-wear increased 175.4% from $3.7 million in 2003 to $10.3 million in 2004. Below is a table that describes our 2003 and 2004 sales of intimate apparel, active-wear and swimwear products:


                                                              SALES
                        ----------------------------------------------------------------------------------
                                        2003                                         2004
                        ------------------------------------          ------------------------------------
                                                      (Dollars in thousands)
                         CUT &                                        CUT &
                          SEW          SEAMLESS        TOTAL           SEW           SEAMLESS       TOTAL
Intimate Apparel         48,044         60,954        108,998         47,351         70,889        118,240
Active-wear               1,638         10,433         12,071          7,646         12,459         20,105
Swimwear                  3,731             --          3,731         10,275             --         10,275
Total                    53,413         71,387        124,800         65,272         83,348        148,620
Alba Health                  --             --         38,286             --             --         34,199
                             --             --        163,086             --             --        182,819


          SEAMLESS. Sales for the year ended December 31, 2004 for this segment were $83.8 million, 15% increase compared to sales of $72.9 million for the year ended December 31, 2003. This increase in sales was due to a greater demand for intimate apparel products and the increase of sales of our more diverse selection of active wear products to a more diverse customer base.

          CUT & SEW. Sales for the year ended December 31, 2004 for this segment were $65.3 million, 22.2% increase compared to sales of $53.4 million for the year ended December 31, 2003. This increase in sales was due primarily to an increase in sales of our more diverse selection of swimwear and active-wear products to a more diverse customer base.

          HEALTHCARE. Sales for the year ended December 31, 2004 for this segment were $34.2 million, a 10.7% decrease compared to the sales of $38.3 million for the year ended December 31, 2003. This decrease was mainly due price erosion caused by competition from producers in the Far East.

     COST OF SALES

     Cost of sales consists primarily of materials, various salaries and related expenses, subcontracting expenses and other overhead expenses related to our manufacturing operations. Cost of sales increased by 14.7% to $159.9 million in 2004 as compared to $139.4 million in 2003 primarily due to the increase in sales. As a percentage of sales, cost of sales increased to 87.5% in 2004 as compared to 85.5% in 2003 primarily due to the operating inefficiencies referred to above and the reevaluation of the NIS compared to the USD. Although we believe that our efficiency will improve as we continue to manufacture our new product lines, we cannot assure that we will be able to return to our previous efficiency levels in the future.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative expenses consist primarily of costs relating to salaries to employees engaged in sales, marketing, distribution, administration and management activities, freight and other administrative costs. Selling, general and administrative expenses increased by 10.2% to $22.4 million in 2004 as compared to $20.3 million in 2003. This increase is primarily due to an increase in sales, an increase in air freight charges of due to delays in supplying orders to customers resulting from the operating inefficiencies referred to above, an expense resulting from the grant of options to the company's CEO and an impairment of property and equipment held for sale in North Carolina. As a percentage of sales, selling, general and administrative expenses decreased from 12.5% in 2003 to 12.2% in 2004.

     OPERATING INCOME

     CONSOLIDATED. Operating income for the year ended December 31, 2004 was $495,000 (0.3% of sales), compared to operating income of $3.3 million (2.0% of sales) for the year ended December 31, 2003. This decrease in operating income was due to the increase in cost of sales and selling, general and administrative expenses discussed above.

          SEAMLESS. Operating loss for the year ended December 31, 2004 for this segment was $8.2 million (9.8% of sales), compared to operating loss of $4.1 million (5.6% of sales) for the year ended December 31, 2003. This increase in operating loss was due primarily to operating inefficiencies and increase in freight charges due to delays in supplying orders to customers.

          CUT & SEW. Operating income for the year ended December 31, 2004 for this segment was $3.5 million (5.4% of sales), compared to operating income of $0.7 million (as restated) (1.4% of sales) for the year ended December 31, 2003. The increase in operating income resulted primarily from a significant increase in sales and gross profit of our swimwear products and increase in sales of active wear products. This increase was offset by price erosion of an intimate apparel project to a major customer due to competition.

          HEALTHCARE. Operating income for the year ended December 31, 2004 for this segment was $5.2 million, 22.1% decrease from the operating income of $6.7 million for the year ended December 31, 2003. This decrease was mainly due price erosion caused by competition from producers in the Far East.

     FINANCING EXPENSES, NET

     Financing expenses decreased slightly to $5.2 million in 2004 as compared to $5.6 million in 2003. This decrease was mainly due to decrease in interest expenses caused by reduction of $20 million in the amount of bank debt, capital lease and other loans from proceeds of issuance of shares in April 2004. This decrease was partly offset by an increase in bank charges due to our increased use of letters of credit, mainly with new customers.

     INCOME TAXES

     Tax expense for 2004 was $0.2 million as compared to tax benefit of $0.4 million for 2003. In 2004, we reduced our deferred taxes in Alba by $0.6 million as a result of an adjustment of our expected utilization of deferred taxes in light of expected future earnings and recorded additional expenses of $0.4 million due to tax assessment by the Israeli tax authorities regarding tax returns for the years 1997-2000. Although we currently estimate that we will be able to utilize the remaining balance of the deferred taxes in Alba, we cannot assure that we will be able to do so.

LIQUIDITY AND CAPITAL RESOURCES

     2004 SOURCES AND USES OF CASH

     During 2004, we generated approximately $6.9 million in cash from operating activities. This cash flow, together with the net proceeds to the Company of $19.7 million derived from the investment in the Company by Norfet and Leber, enabled us to repay a net amount of $9.3 million of short term bank loans and $11.3 million of long term bank loans and finance our $9.1 million investment in fixed assets. During 2004, we received government grants in the approximate amount of $1.2 million and received proceeds from the sale of fixed assets of $0.4 million. At December 31, 2004, we had cash and cash equivalents of $3.6 million, as compared to $5.7 million in a previous year. We currently anticipate lower capital expenditures for 2005 than the actual capital expenditures of 2004. The main capital investment in fix assets are expected to be made in favor of increasing the dyeing capacity of our Hi-Tex Division.

     Cash provided by operating activities is net income (loss) adjusted for certain non-cash items and changes in assets and liabilities. For 2004, cash provided by operating activities was $6.9 million, compared to $2.9 million in 2003, while our net loss increased in 2004 to $6.9 million from $4.5 million in 2003. During 2004, the majority of our increase in cash flow as compared to 2003 was mainly due to a decrease in our trade receivables as compared to increase in 2003, an increase in our inventories which was lower than the increase in 2003 and higher depreciation and amortization expenses than in 2003. Our increase in inventories was lower in 2004 mainly due to decrease in the average credit period granted to customers. Our depreciation and amortization expenses were higher in 2004 due to increase in depreciation expenses due to purchase of fixed assets during 2003-2004, amortization of options compensation related to options granted to CEO and write-off of investment in JBA.

     CONTRACTUAL AND OTHER COMMITMENTS

     We have various commitments primarily related to long-term debt, capital lease obligations and short-term debt. The following tables provides details regarding our contractual cash obligations and other commercial commitments subsequent to December 31, 2004:

   CONTRACTUAL OBLIGATIONS(1)(2)  TOTAL      2005             2006 - 2007      2008 - 2009        2010 +
     --------------------------   -----      ----             -----------      -----------        ------
     Long-Term Bank Debt          $56.9      $8.9             $18.3            $11.9              $17.8

     Capital Lease Obligations    $ 0.2      $0.2                --               --                 --

     Other Long-Term Obligations  $ 0.1      $0.1                --               --                 --

     TOTAL CONTRACTUAL CASH       $57.2      $9.2             $18.3            $11.9              $17.8
     OBLIGATIONS



    OTHER COMMERCIAL COMMITMENTS      TOTAL AMOUNTS AVAILABLE            2005(3)
    ----------------------------      -----------------------            -------
    Lines of Credit                         $19                          $18.8

    Short Term Bank Debt                    $ 3.5                        $ 0

    Guarantees/Letters of Credit            $ 2.5                        $ 2.5

    TOTAL COMMERCIAL COMMITMENTS            $25.0                        $21.3

These credit line facilities are not limited in time.

     (1) Contractual obligations are defined as agreements for finance purposes that are enforceable and legally binding on Tefron and that specify all significant terms, including fixed or minimum quantities to be purchased, and the approximate timing of the transaction. Because our purchase orders are based on our current manufacturing needs, our agreements for the purchase of raw materials and other goods and services are not included in the table above.

     (2) This table does not include payments of interest on our long-term debt, due to its variable nature. Interest on our long-term bank debt ranges from three-month LIBOR plus 1.5% to three-month LIBOR plus 2%. As of April 6, 2005, three-month LIBOR was 3.125%.

     (3) These credit lines facilities are revolving every year.

     LOAN FACILITIES

     At December 31, 2004, outstanding borrowings from banks and other financial institutions totaled approximately $78.3 million, comprised of approximately $56.9 million of long term-debt, including current maturities of $9 million, and approximately $21.4 million of short-term debt. The bank loans bear interest at LIBOR plus 1.25% to 4.5%, and are scheduled to mature during the next eight years.

     Long-term loans include a term loan facility of our wholly owned subsidiary, Alba (now called Tefron USA Inc.) with Bank Hapoalim B.M. and Israel Discount Bank of New York entered into in connection with the acquisition of Alba, in the outstanding amount of $25.6 million payable in 32 quarterly installments commencing March 15, 2005. The term loan facility and a related revolving credit facility are secured by a floating lien on all the personal property of Alba and its subsidiaries, pledges of all non-margin stock of Alba owned by our U.S. subsidiary, Tefron U.S. Holdings Corp., and all subsidiary stock then owned by Alba, and guaranties made by us, Hi-Tex Founded by Tefron Ltd. and by Tefron U.S. Holdings Corp.

     Long-term loans also include a long-term loan facility between us and Hi-Tex Founded by Tefron Ltd., with Bank Hapoalim B.M. and Israel Discount Bank Ltd. in the outstanding amount of $22 million also payable in 32 quarterly installments commencing March 15, 2005. The term loan facility and a related revolving credit facility are secured by a floating lien on all the personal property of Tefron and Hi-Tex.

     The bank loan agreements contain various covenants which require, among others, that we maintain certain financial ratios related to shareholders' equity and operating results. In addition, the terms prohibit us and Alba from incurring certain additional indebtedness, limit certain investments, advances or loans and restrict substantial asset sales, cash dividends and other payments to shareholders of us and of Alba. These covenants and restrictions could hinder us in its operations and growth.

     On September 9, 2002, we formed a new entity, AlbaHealth, with Encompass Group, LLC, a Delaware limited liability company and General Electric Capital Corporation, a Delaware corporation, to operate Alba's health products business. In connection with the transaction, Alba contributed substantially all of the assets of its Health Products Division (together with associated liabilities, including certain existing bank indebtedness) to the capital of AlbaHealth in exchange for a 48.325% ownership interest in AlbaHealth. Encompass and GE Capital contributed cash to the capital of AlbaHealth in the amount of $12 million and $1 million, respectively, in exchange for a 48.325% and 3.35% ownership interest in AlbaHealth. Following the transaction, we repaid $28 million of the long term loan facility with Bank Hapoalim B.M. and Israel Discount Bank of New York.

     In connection with the formation of AlbaHealth, AlbaHealth entered into a credit agreement, with GE Capital, which contains a term loan facility in the outstanding principal amount of $9 million and is payable in quarterly installments, ending on September 6, 2007. In addition, the AlbaHealth Credit Agreement provides for a revolving loan facility of up to $3.0 million. The proceeds from the term loan facility and the revolving loan facility were and are to be used, among other purposes, to repay amounts due to the Bank Hapoalim B.M. and Israel Discount Bank of New York and for working capital purposes. The credit agreement contains various restrictive covenants as well as covenants which require that we maintain certain financial ratios. See "Item 10. Additional Information - 10C. Material Contracts - AlbaHealth Credit Agreement" for more information regarding this credit facility. During 2004, AlbaHealth failed to comply with certain financial covenants contained in the credit agreement, including a minimum EBITDA requirement, and GE Capital has agreed to waive certain financial covenant defaults that occurred during 2004 and to amend certain of the financial covenants.

     Our short-term debt in the amount of approximately $21.4 million consists of one-year revolving credit facilities with various expiration dates during 2005. We expect that the one-year revolving credit facilities will be renewed beyond their respective expiration dates. However, the lenders under such revolving credit facilities are under no obligation to renew such facilities. In the event that these facilities are not renewed, we may be unable to repay outstanding amounts, and the lenders may, as a result, declare all amounts borrowed to be due and payable. A default under the revolving credit facilities may also trigger a default under the long-term loan facilities described above.


     EQUITY FINANCINGS

     On April 22, 2004, we issued to Norfet, Limited Partnership ("Norfet"), controlled by FIMI Opportunity Fund and certain other co-investors, approximately 3.53 million ordinary shares at a base price of $4.25 per share and to a group of investors represented by Mr. Zvi Limon ("Leber") approximately
1.07 million ordinary shares at a base price of $4.65 per share. See "Item 10. Additional Information - C. Material Agreements - FIMI Agreements". We applied most of the aggregate amount of $19.7 million from these investments to repay short-term debt. On April 5, 2005 we issued, with no further consideration, additional shares to Norfet and Leber according to a share purchase price adjustment mechanisms included in the investments agreements with these investors. Also, on March 9, 2004, we announced that we had entered into an equity line credit facility with Brittany Capital Management Ltd. ("Brittany"), an entity advised by Southridge Capital Management LLC. Under the agreement, we have an option to call funds of up to the lesser of $15 million or 19.9% of our outstanding share capital over the next three years. Under the financing facility, we will be entitled to issue shares to Brittany from time to time, at our own election, subject to certain minimum and maximum limitations, but in no event will Brittany be obligated to own more than 4.99% of our ordinary shares at any one time. The price to be paid by Brittany will be at a discount of 6% to the market price of our ordinary shares (as calculated under the agreement) during a period prior to the issuance of the shares. Before drawing on the equity line, we must satisfy certain closing conditions, including the effectiveness of a registration statement that we must file relating to the shares to be issued to Brittany. See "Item 10. Additional Information - C. Material Agreements - Equity Line Credit Facility ".

     OUTLOOK

     We currently believe that our cash flow from ongoing operations, our available bank credit and proceeds from equity financings will be sufficient to finance all of our ongoing costs and our planed investment in our business through 2005. However, we may not generate sufficient cash from operations to finance our ongoing costs and service our high level of debt. See "Item 3. Key Information - 3D. Risk Factors," in particular "- We depend on a small number of principal customers who have in the past bought our products in large volumes," "Our principal customers are in the retail industry, which is subject to substantial cyclical variations," "Our expansion into new product lines with more complicated products and new raw materials reduced our operating efficiency during 2003 and 2004 and our future operating efficiency may continue at the same level as 2004 without improvement" and "- Our markets are highly competitive and some of our competitors have numerous advantages over us; we may not be able to compete successfully." In the event sufficient cash from operations is not generated, we may need to renegotiate the terms of the debt, refinance the debt, obtain additional financing, postpone capital expenditures or sell assets. If the lenders decline to renegotiate the terms of the debt, the lenders could declare all amounts borrowed to be due and payable. If we are unable to repay the debt, the lenders could foreclose on our assets that are subject to liens and sell the assets to satisfy the debt. See "Item 3. Key Information - 3D. Risk Factors - Our debt obligations may hinder our growth and put us at a competitive disadvantage," "We require a significant amount of cash to pay our debt " and "Due to restrictions in our loan agreements, we may not be able to operate our business as we desire." See "Item 10. Additional Information
- 10C. Material Contracts - Credit Agreement

DESIGN AND DEVELOPMENT OF PRODUCTS

     Our design and development of products department continually strives to improve technologies and products and develop new lines of products. We estimate that we invested approximately $3.5 million to $4.0 million in 2002, $4 million to $4.5 million in 2003 and $4.4 million to $4.9 million in 2004 on design and development of products, including Alba.

IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS

     Because most of our revenues in the foreseeable future are expected to continue to be generated in U.S. dollars and a significant portion of our expenses are expected to continue to be incurred in NIS, we are exposed to the risk of appreciation of the NIS vis-a-vis the U.S. dollar. Part of our expenses are executed in Euro, and therefore we are also exposed to the risk of appreciation of the Euro vis-a-vis the U.S dollar. This appreciation would cause an increase in our NIS or Euro expenses as recorded in our U.S. dollar denominated financial reports even though the expenses denominated in NIS or Euro will remain unchanged. A portion of our NIS denominated expenses is linked to changes in the Israeli cost of living index, a portion is linked to increases in NIS payments under collective bargaining agreements and a portion is unlinked.

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

     In 2002 and 2004, the rate of devaluation of the NIS vis-a-vis the dollar exceeded the inflation rate in Israel. During 2002 and 2004, the rate of inflation was 6.5% and 1.2%, respectively, while NIS devalued against the U.S. dollar by 7.3% and -1.6% in 2002 and 2004. During 2003, the rate of inflation was (1.9)%, while NIS appreciated against the U.S. dollar by 7.6%. However, to the extent in the future that the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the dollar or if the timing of such devaluation lags behind inflation in Israel, we may be adversely affected.

     A devaluation of the NIS in relation to the dollar would have the effect of decreasing the dollar value of any assets or receivables denominated in NIS (unless such receivables are linked to the dollar). Such a devaluation would also have the effect of reducing the dollar amount of any of our expenses or liabilities which are denominated in NIS (unless such expenses or payables are linked to the dollar). Conversely, any increase in the value of the NIS in relation to the dollar will have the effect of increasing the dollar value of any of our unlinked NIS assets and the dollar amounts of any of our unlinked NIS liabilities and expenses. During 2004, we incurred expenses of approximately $0.3 million due to the appreciation of the NIS in relation to the dollar and approximately $0.2 million due to the appreciation of the Euro in relation to the dollar. This appreciation may continue in 2005.

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

EFFECTIVE CORPORATE TAX RATE

     The taxable income of Israeli corporations was generally subject to corporate tax at the statutory rate of 35% in 2004 (compared to a rate of 36% until 2003). The rate in 2005 is 34% and it is scheduled to be reduced to 32% in 2006 and 30% for 2007 and thereafter. However, most of our manufacturing facilities in Israel have been granted Approved Enterprise status under the Investment Law, and consequently income derived from such facilities is eligible, subject to compliance with certain requirements, for certain tax benefits beginning when such facilities first generate taxable income. We have derived most of our income from our Approved Enterprise facilities. Subject to compliance with applicable requirements, income derived from our Approved Enterprise facilities will be subject to corporate tax at a rate of 25% for the earlier between: (i) ten years beginning in the year that we had taxable income,
(ii) twelve years from commencement of production, or (iii) fourteen years from the date of approval.

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

GOVERNMENT PROGRAMS

     We benefit from certain Israeli government programs, particularly as a result of the Approved Enterprise status of substantially all of our existing production facilities in Israel. This status has enabled us to receive investment grants with respect to certain of our capital expenditures. The Government of Israel has reduced the investment grants available to us from 38% of eligible annual capital expenditures in 1996 to 24% of eligible annual capital expenditures (for projects not exceeding investments of 140 million NIS in any year) since 1997. Commencing in 2001, such investment grants were reduced by the Government of Israel to 20% of eligible annual capital expenditures. There can be no assurance that the Israeli government will not further reduce such investment grants. The termination or reduction of certain programs (particularly benefits available to us as a result of the Approved Enterprise status of certain of our facilities) would increase the costs of acquiring machinery and equipment for its production facilities which could have a material adverse effect on us. See "Item 3. Key Information - 3D. Risk Factors - We are affected by conditions to and possible reduction of government programs and tax benefits."

EXCHANGE RATES

     The following table sets forth the representative rates of exchange published by the Bank of Israel based on US dollar- NIS transactions for the periods and dates indicated.


YEAR ENDED DECEMBER 31,  AVERAGE RATE          HIGH               LOW              PERIOD END
-----------------------  ------------          ----               ---              ----------
                                                 (NIS PER $1.00)
1997                        3.45               3.59               3.24               3.54
1998                        3.80               4.37               3.54               4.16
1999                        4.14               4.29               4.01               4.15
2000                        4.08               4.20               3.97               4.04
2001                        4.21               4.42               4.04               4.42
2002                        4.74               4.99               4.42               4.74
2003                        4.54               4.92               4.28               4.38
2004                        4.48               4.63               4.30               4.30


     TREND INFORMATION. We have seen an improvement in the operating efficiency in our Seamless Division in the beginning of 2005, although we cannot assure that we will be able to return to our previous efficiency levels in the future. In addition, our first quarter of 2005 has seen an increase in sales of active-wear and swim-wear products and we expect that the active-wear sales in 2005 will comprise a significantly bigger part of our total sales than in 2004. For more information, see " - General - 2004 Developments."

     We have also seen a reduction of the price of our Cut & Sew products, as well as our sales of these products, that may continue in the future.

     OFF-BALANCE SHEET ARRANGEMENTS. As of December 31, 2004, we did not have any significant off-balance sheet arrangements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.  Directors and Senior Management

     The following table sets forth certain information concerning our current directors, senior management and key employees as of April 6, 2005:

NAME                        AGE       POSITION
----                        ---       --------
Arie Wolfson                43        Chairman of the Board
Yosef Shiran                43        Chief Executive Officer and Director
Micha Korman                50        Director
Meir Shamir                 53        Director
Yarom Oren                  35        Director
Shirith Kasher              37        Director
Arie Arieli                 53        External Director
Yacov Elinav                60        External Director
Gil Rozen                   44        Chief Financial Officer (until May 31, 2005)
Asaf Alperovitz             34        Chief Financial Officer (from June 1, 2005)
Osnat Kaplan                39        Vice President of Sales and Marketing
Talya Hanan                 44        Vice President - Global Innovation
Itamar Harchol              46        Chief Technology Officer
Margalit Shahar             38        Manager of Human Resources
Amit Eshet                  43        H-Ttex Division Manager and Purchasing Manager
David Gerbi                 55        Hi-Tex Division Manager
Ilan Gilboa                 38        Cut & Sew Division Manager
Zvi Avigad                  45        Logistics Manager
Ronny Grundland             51        Swimwear Marketing Manager
Michal Baumwald Oron        32        Company Secretary and Legal Counsel

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

     MICHA KORMAN has served as a director of the Company since October 2002. Mr. Korman leads the recovery and rehabilitation process for companies. Mr. Korman held various senior management positions in the Company from 1991 until 2003. From October 2000, he served as the Executive Vice President of the Company. Prior to that, Mr. Korman was Chief Financial Officer of the Company from 1991 to September 2000. Prior to joining the Company, Mr. Korman held various senior financial and management positions with companies in the hi-tech, beverage and food and communication industries. Mr. Korman holds a Bachelor's degree in Economics and Business Administration from Bar-Ilan University.

     MEIR SHAMIR was elected as a director of the Company on March 31, 2004 and has been the Chairman of Mivtach Shamir Holdings Ltd., an investment company traded on the Tel-Aviv Stock Exchange, since 1992. Mr. Shamir also serves as a director of each of the following companies, as well as of other private companies: Lipman Electronic Engineering Ltd, a manufacturer of electronic clearance systems; Wizcom Technologies Ltd. which is engaged in the field of electronics and is traded on the Deutsche Borse A.G.; Digal Investments and Holdings Ltd, a real estate holding company traded on the Tel-Aviv Stock Exchange;.

     YAROM OREN was elected as a director of the Company on March 31, 2004 and is Senior Partner at First Israel Mezzanine Investors Ltd. and FIMI 2001 Ltd. Mr. Oren also serves as a director of Caesarea Creation Ltd., a textile manufacturer, Formula Systems (1985) Ltd. a global information technology (IT) solutions and services company traded on Nasdaq and TASE, Ginegar Plastic Products Ltd., a plastic cover films manufacturer, and Mez Op Holdings Ltd. a holding company controlled by FIMI. Yarom Oren holds a B.SC in Industrial Engineering from Tel Aviv University and an MBA from WBS England.

     SHIRITH KASHER was elected as a director of the Company on March 31, 2004 and is the CEO of Shefa Yamim Finance Ltd. From 2001 to March 31,2005, Ms. Kasher was the General Counsel and Secretary of The Israel Phoenix Assurance Company Ltd. and the General Counsel of Atara Investment Company Ltd. and Atara Technology Ventures Limited (both from the Phoenix Group) . From 1997 to 2000, Ms. Kasher worked at S. Horowitz & Co., first as an Articled Clerk and then as an Advocate. Ms. Kasher holds a B.Sc., from the Human Genetics department of the Sackler Medical School, and an LLB, all from Tel Aviv University and is admitted to practice law in Israel.

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

     YACOV ELINAV has served as an External Director of Tefron since 2004. Between 1991 and July 2003, Mr. Elinav was a member of the Board of Management of Bank Hapoalim B.M. Mr. Elinav also serves as Chairman of the Board of Diur B.P. Ltd. and is a director of Amot Investment Ltd., Mivnei Ta'asia Ltd., Middle East Tube Ltd. and other entities and is an external director of Office Textile Ltd. Mr. Elinav formerly served as a director of other prominent Israeli companies.

     GIL ROZEN joined Tefron in December 2001 as Chief Financial Officer. Gil Rozen will resign his position on May 31, 2005 following his decision to conduct private business. Prior to joining Tefron, Mr. Rozen held several management positions including that of chief financial officer (from 1996 to November 2001) of Technoplast Industries Ltd., (TNP.L), an Israeli industrial company traded on the Tel Aviv and the London Stock Exchanges. Prior to that he served as chief financial officer of a private industrial company. He was also an economic consultant to various industrial companies. Mr. Rozen holds a B.A. in Economics and Accountancy from Bar Ilan University.

     ASAF ALPEROVITZ will join Tefron in June 2005 as Chief Financial Officer. Mr. Alperovitz has held several management positions, including that of Chief Financial Officer of Corigin Ltd., a software development company of approximately 40 employees, from 2003 until 2005. Prior to that, Mr. Alperovitz worked as the Head of Israeli Desk and as High-Technology Senior Manager for Ernst & Young in both Israel and California. Mr. Alperovitz holds a Bachelor's degree in Accounting and Economics and a Master in Business Administration from Tel-Aviv University and is a Certified Public Accountant.

     OSNAT KAPLAN joined Tefron in the end of 1999 and has served as Vice President of Sales and Marketing since October 2004. Prior to that, she served as a Customer Manager and afterwards - as a Business Development Director Mass Market. Prior to joining the company Ms. Kaplan held various senior marketing positions in The Geographic Company- Neot Hakikar and in Straus Nestle. Ms. Kaplan holds a Bachelor's degree in International Business and Languages form the Hebrew University and Master of Communication and Business Administration from Bar-Ilan University.

     TALYA HANAN joined Tefron in 1989 and has served as Vice President of Global Innovation and Far-East Sourcing since February 2005 . Prior to that, she served as Vice President of Global Innovation & Active Wear Marketing from 2001 to 2004. A s Marketing and Development Director from 1999 to 2000, and as General Manager of Hi-Tex from 1997 to 1999. Prior to 1997, Ms. Hanan served in various operational positions in Tefron, including Manager - Quality Assurance, Manager - Research & Development, Manager - Pre-production and New York Sales Correspondent. Ms. Hanan serves as a lecturer of Shenkar School of Textile in a course for sports-wear collection design in the Textile course of study. Ms. Hanan holds a degree of Industrial and Management Engineering from the Shenkar School of Textile and a Bachelor's degree from the Open University.

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

     MARGALIT SHAHAR joined Tefron in May 2002 as Manager of Human Resources. Between 1998 and 2001 Ms. Shahar served Spandex Elastic Fibers Ltd, a start up that developed elastic fibers, as manager of human resources, and before that, held the same position for PCB Electronics Ltd. for a period of three years. Ms. Shahar holds a Bachelor's and a masters degree in Social Work from the Haifa University.

     AMIT ESHET joined Tefron in February 2001 and has served as Hi-Tex division manager since July 2004 and as Purchasing manager since March 2005. Prior to that, he served as manager quality assurance of Hi-Tex division. Mr. Eshet served as manager in several industrial corporations. Mr. Eshet holds a B.Sc degree in Industrial Engineering from the Technion in Haifa.

     DAVID GERBI joined Tefron as Hi-Tex Managing director in February 2005. David has a vast experience in management positions in the textile industry. Mr., Gerby served from 1977 to 1985 as the textile division production manager in Nilit Ltd, from 1985 to 1997 as the manager of the socks factory of Delta and as the manager of the fabric division of Delta, managed a private textile factory of him between 1997 to 1999 and established plants and outsourcing for Sara Lee in Turkey between 2003-2005. Mr. Gerby holds a degree in practical engineer from Ort and a Bachelor's degree in sociology and state studies form Haifa University.

     ILAN GILBOA joined Tefron as manager of Tefron's cut & sew division in March 2003. Prior to joining Tefron Mr. Gilboa served from 1996 to February 2003 in Kulicke & Soffa Israel, a leading supplier of semiconductor assembly and test inerconnect equipment, materials and technologies, first as a manager of industrial engineering and last as vice president of operations and as such, was responsible for the construction of K&S's new industrial facility in China. Mr. Gilboa holds a B.Sc and M.Sc degree in industrial engineering from the Technion in Haifa.

     ZVI AVIGAD joined Tefron at the beginning of 2001 and has served as logistics manager since October 2004. Prior to that Mr. Avigad held various positions in the company, including operational manager and manager of the Hi-Tex division. Mr. Avigad held various senior management positions in several industrial corporations since 1991. Mr. Avigad holds a B.Sc degree in industrial Engineering and masters degree in business administration (MBA) from the Technion in Haifa.

     RONNY GRUNDLAND joined Tefron in May 2003, following the acquisition of Macro Clothing Ltd, and has serve since then as a Swimwear Marketing Manager. Prior to that Mr. Grundland served since 1995 until 2003 as the general manager of Macro, since 1993 until 1995 he served as general manger of Macpell Industries, Ltd. jointly with another and as its marketing manager, since 1990 until 1992 Mr. Grundland served as an organizational advisor to textile companies in Israel and Europe, and since 1980 until 1989 he served as a production and operational manager in Gotex, Ltd. Mr. Grundland holds a B.Sc degree in industrial Engineering form the Technion- the technologic institution to Israel.

     MICHAL BAUMWALD ORON joined Tefron in 2003 and has served as the company secretary and legal counsel since August 2004. Prior to joining Tefron, Ms. Oron served as a lawyer and as legal counsel in a law firm, in private practice and in the IDF. Ms. Oron holds an LLB from Tel-Aviv University and an LLM from Bar-Ilan University and was admitted to practice law in Israel in 1996.

MACPELL SHAREHOLDERS' AGREEMENT

     The Macpell Shareholders Agreement relates, among other things, to the election of Directors of Tefron. The agreement provides, among other things, that subject to the agreement of the shareholders in Tefron, the distribution of the directors on Tefron's Board of Directors will reflect the direct and indirect holdings in Tefron (including through Macpell) of the parties to the agreement. The current designees of Macpell and its major shareholders (Arwol, Ruimi and Riza) is Mr. Wolfson. Since the resignation of Mr. Sigi Rabinowicz, Macpell has not appointed an additional director. "Item 7 - Major Shareholders and Related Party Transactions - 7B. - Related Party Transaction - Macpell Shareholders' Agreement." See "Item 10. Additional Information - C. Material Agreements - FIMI Agreements - Macpell Agreement" for a description of the agreement between Arwol, Macpell and Norfet, Limited Partnership regarding the election of members to Tefron's Board of Directors.

6B.  COMPENSATION

     The aggregate direct remuneration paid to all Directors and senior management as a group for services in all capacities for the year ended December 31, 2004 was approximately $2.2 million, of which $100,000 was paid to Directors in their capacities as Directors. This amount includes $150,000 which was set aside or accrued to provide pension, retirement or similar benefits. The amount does not include any amounts expended by us for automobiles made available to its officers, expenses (including business travel and professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel and a $118,000 in management fees paid to Norfet as described in "Item 4. Information on the Company - 4A. History and Development of the Company".

     In 2004, we granted options for 730,000 Ordinary Shares under the Share Option Plan, of which 720,000 were granted to Directors and senior managers. Such options have an average exercise price of $4.264 per share and expire in 2014. Options for 115,768 Ordinary Shares under the Share Option Plan expired or were cancelled during 2004.

     EMPLOYMENT AGREEMENTS

     CHAIRMAN OF THE BOARD

     Under the terms of our consulting and management services agreement with Mr. Arie Wolfson, our Chairman of the Board of Directors, and with a company controlled by him, (the "Consulting Agreement") we pay to the company controlled by Mr. Wolfson: (1) compensation for consulting services in the amount of $15,000 per month, plus 41% cost (equivalent to the cost we would have paid for a similar senior management wage), (2) reimbursement of vehicle expenses, (3) reimbursement of out-of-pocket expenses, and (4) reimbursement of other standard expenses customarily provided to persons serving in such capacity in Israel. These payments replace payments made until 2002 to Macpell in the amount of $20,000 per month. In addition, the consulting and management services agreement includes non competition clauses.

     In addition, we have granted to Mr. Wolfson options to purchase 225,000 Ordinary Shares at an exercise price per share of $3.50. Such options will be issued in accordance with our 1997 Share Option Plan and, subject to relevant tax laws, 150,000 are already exercisable and 75,000 options will be exercisable on August 6, 2005.

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

     FORMER PRESIDENT

     Under the terms of our employment agreement with Mr. Sigi Rabinowicz, our former president, we paid or provided to Mr. Rabinowicz: (1) monthly compensation in the amount of US $20,000, (2) reimbursement of other standard expenses, (3) benefits such as the provision of an vehicle, vacation, educational fund, sick leave, and management and disability insurance contributions, and (4) a bonus to be determined by our audit committee once a year, that is to be not less than 1.5% and no higher than 2.5% of our net profits, as calculated in the employment agreement. Effective January 10, 2005, Mr. Rabinowicz resigned as President and as a member of the Board of Directors. According to the retirement agreement we executed with Mr. Rabinowicz, he will be entitled to the monthly compensation, employee benefits and a vehicle until Sept. 30, 2005. The options granted to Mr. Rabinowicz will be effective and exercisable until January 2, 2007. The agreement also includes non-competition and confidentiality clauses.

     CHIEF EXECUTIVE OFFICER

     Under the terms of our management services agreement with Mr. Yosef Shiran, our Chief Executive Officer, and with an entity controlled by him (the "Management Agreement"), we pay to the entity controlled by Mr. Shiran: (1) compensation for management services in the amount of $26,663 plus NIS 2,065 per month, plus VAT as applicable by law, (2) reimbursement of any and all reasonable direct expenses including telephone, cellular phone and vehicle expenses and (3) annual grant that will not be higher than 2.5% of Tefron's Net Profit, as defined in the Management Agreement, and not lower than 1.5% of such Net Profit. In any case that the Audit Committee shall determine that the annual grant should be higher than 1.5% of the Net Profit, its decision will be subject to approvals of both the Board of Directors and the General Meeting of the Shareholders of Tefron, unless such approvals will no longer be required under applicable law. In March 2004, the Tefron shareholders approved that, upon the closing of the transactions with Norfet, Limited Partnership described in "Item
10. Additional Information - C. Material Agreements - FIMI Agreements", the Management Agreement will be amended and accordingly, from that date onwards the annual grant will be 2% of the Company's Net Profits, as defined under the Management Agreement.

     In addition, in 2001, we granted to Mr. Shiran options to purchase 300,000 Ordinary Shares at an exercise price per share of $3.56. Mr. Shiran was entitled to exercise 1/6 of the options (for 50,000 ordinary shares) at the end of the first three months of employment. At the end of each three months, starting at the end of the first half-year of his employment and ending at the end of the first 27 months of his employment, he is entitled to exercise 1/12 of the options (for 25,000 ordinary shares, and a total of 200,000 ordinary shares during such time period). At the end of the first thirty months of employment, he is entitled to exercise an additional 1/6 of the options (for 50,000 ordinary shares). These options are subject to the terms and conditions of our 1997 Share Option Plan. In 2002 we granted to Mr. Shiran options to purchase 15,000 Ordinary Shares with an exercise price per share of $3.59. These options are subject to the terms and conditions of our 1997 Share Option Plan. One-third of the options vested on August 5, 2003, and one-third of the options will vest on each of August 5, 2004 and 2005, subject to any relevant tax laws. In March 2004, the Tefron shareholders approved the grant to Mr. Shiran of options to purchase 650,000 Ordinary Shares at an exercise price of $ 4.25 per share. These options were issued upon the closing of the transactions with Norfet, Limited Partnership described in "Item 10. Additional Information - C. Material Agreements - FIMI Agreements". These options were issued in accordance with our 1997 Share Option Plan and are exercisable, subject to relevant tax laws, as follows:

     a.   162,500 Options vested as of January 1, 2005 and thereafter

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

6C.  BOARD PRACTICES

     Each Director, other than the External Directors, is generally elected by a vote at the Annual General Meeting of shareholders and serves for a term of one year or until the following Annual General Meeting. Each External Director is elected to serve for a period of three years from the date of the Annual General Meeting. Each office holder will serve until his or her removal by the Board of Directors or resignation from office.

     INDEPENDENT/EXTERNAL DIRECTORS

     ISRAELI COMPANIES LAW REQUIREMENTS

     We are subject to the provisions of the Israeli Companies Law, 1999 which requires that we have at least two External Directors. Under a recent amendment to the Companies Law, at least one of the external directors is required to have Financial Expertise and the other External Directors are required to have Professional Expertise. These requirements are subject to regulations to be promulgated in which the terms Financial Expertise and Professional Expertise would be defined. This recent amendment does not apply to External Directors who were appointed before March 17, 2005 (such as our External Directors).

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

     Under the Companies Law, External Directors must be elected by a majority vote at a shareholders' meeting, provided that either: (1) the majority of shares voted at the meeting, including at least one-third of the shares of non-controlling shareholders voted at the meeting, vote in favor of the election; or (2) the total number of shares voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company. The initial term of an External Director is three years, which term may be extended for an additional three years. Each committee of a company's board of directors must include at least one External Director, and all External Directors must serve on the audit committee. The Company's External Directors are currently Arie Arieli and Yacov Elinav.

     NEW YORK STOCK EXCHANGE REQUIREMENTS

     Our Ordinary Shares are listed on the New York Stock Exchange, and we are subject to the rules of the NYSE applicable to listed companies. Under the current NYSE rules, we are required to have an audit committee consisting of at least three directors, all of who must be independent. Our independent directors, who are all members of the audit committee, are Shirith Kasher, Micha Korman, Arie Arieli and Yacov Elinav. The independence standard under the NYSE rules generally excludes (1) any person who is an employee of a company or its affiliates or any person who is an immediate family member of an executive officer of a company or its affiliates, until the lapse of three years from the termination of such employment, (2) any person who is a partner, controlling shareholder or executive officer of an organization that has a business relationship with the company or who has a direct business relationship with a company, unless the board of directors of the company determines that the business relationship does not interfere with such person's independent judgment, or unless three years have lapsed from the termination of such relationship or his status as a partner, controlling shareholder or executive officer, and (3) any person who is employed as an executive of another corporation where any of the company's executives serves on that corporation's compensation committee.

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

     QUALIFICATIONS OF OTHER DIRECTORS

     Under a recent amendment to the Companies Law, the Board is required to determine the minimal number of board member that would be required to have Financial Expertise. This requirement is subject to regulations to be promulgated in which the term Financial Expertise would be defined.

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

     An "Office Holder" is defined as a director, managing director, chief business manager or chief executive officer, executive vice president, vice president, other manager directly subordinate to the CEO or any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title. Under the Companies Law, all arrangements as to compensation of Office Holders who are not directors and who are not controlling shareholders require approval of the board of directors, unless the articles of association provide otherwise. Our articles require that such a transaction which is not irregular shall be approved by the Board of Directors or by the Audit Committee or by any other entity authorized by the Board of Directors. Arrangements regarding the compensation of directors or controlling shareholders also require the approval of the shareholders.

     COMMITTEES

     Our Board of Directors has established an Audit Committee, Compensation Committee and Contributions Committee. The Companies Law restricts the delegation of powers from the Board of Directors to its committees in certain manners. The Audit Committee exercises the powers of the Board of Directors with respect to our accounting, reporting and financial control practices, including exercising the responsibility, where appropriate, for reviewing potential conflicts of interest situations. The members of the Audit Committee are Ms. Kasher and Messrs. Arieli, Elinav and Korman. The Compensation Committee administers our share option plans. The members of the Compensation Committee are Mr. Wolfson (Chairman of the Board), one of the external directors (Messrs. Arieli or Elinav) and Mr. Shiran (CEO). The Articles of Association provide that we may contribute reasonable sums for worthy causes, even if the contribution is not in the frame of our business considerations. The Board of Directors has delegated this power to the Contributions Committee. The members of the Contributions Committee are Messrs. Shiran and Arieli (external director). See "Item 10. Additional Information -10B. Memorandum and Articles of Association - Board of Directors."

6D.  EMPLOYEES

     At December 31, 2004, we employed 2,082 employees in Israel of whom 469 were salaried employees and 1,613 were hourly wage employees. At December 31, 2004, we employed 301 employees in the United States through our subsidiary, Alba, of whom 259 were salaried employees and 42 were hourly wage employees. At December 31, 2004, El-masira employed 440 employees in Jordan all of them were salaried employees

     At December 31, 2003, we employed 2,126 employees in Israel of whom 692 were salaried employees and 1,434 were hourly wage employees. At December 31, 2003, we employed 363 employees in the United States through our subsidiary, Alba, of whom 48 were salaried employees and 315 were hourly wage employees. At December 31, 2003, El-masira employed 341 employees in Jordan, all of whom were salaried employees.

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

     Israeli law generally requires the payment by employers of severance pay upon the retirement or death of an employee or upon termination of employment by the employer or, in certain circumstances, by the employee. We currently fund our ongoing severance obligations by making monthly payments to pension funds, employee accounts in a provident fund and insurance policies. In addition, according to the National Insurance Law, Israeli employees and employers are required to pay specified amounts to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Since January 1, 1995, such amounts also include payments for national health insurance payable by employees. The payments to the National Insurance Institute are determined progressively in accordance with the wages and range from 10.4% to 16.3% of wages, of which the employer contributes 5.9% of wages, and the employee contributes the rest. A majority of our permanent employees in Israel are covered by general and/or individual life and pension insurance policies providing customary benefits to employees, including retirement and severance benefits. The employers generally contribute up to 15.8% (depending on the employee) of base wages to such plans and the permanent employees contribute up to 5.5% of their base wages.

   None of Alba's employees are covered by a collective bargaining agreement.

6E.  SHARE OWNERSHIP

     As of April 6, 2005, the following directors and senior managers beneficially held the number of Ordinary Shares set forth in the table below. The information in this table is based on 17,932,558 Ordinary Shares outstanding as of, April 6, 2005. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were currently exercisable at, or exercisable within 60 days of, April 6, 2005. The Ordinary Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options but are not treated as if they were outstanding for the purposes of computing the percentage ownership outstanding for any other person. Except as disclosed below, to our knowledge, none of the directors, officers or key executives listed in the Directors and Senior Management table appearing in
Item 6 above beneficially owns any Ordinary Shares.



                                                                NUMBER OF        % OF ORDINARY SHARES
NAME                                                         ORDINARY SHARES          OUTSTANDING**
------------------------------------------------------       ---------------          -------------
Arie Wolfson                                                   4,898,492(1)              27.3%
Yos Shiran                                                       540,208(2)                 3%
Talya Hanan                                                            *                    *
Micha Korman                                                           *                    *
Gil Rozen                                                              *                    *
Meir Shamir                                                    5,663,085(3)              31.6%
Yacov Elinav                                                           *                    *
Arie Arieli                                                            *                    *
Itamar Harchol                                                         *                    *
Ilan Gilboa                                                            *
Zvi Avigad                                                             *
Margalit Shahar                                                        *                    *
Amit Eshet                                                             *

Directors and senior managers as a group (13 persons)         11,415,682(4)              63.7%

----------
*    Less than 1% of the outstanding Ordinary Shares.
** Does not take into account 997,400 Ordinary Shares held by a wholly owned subsidiary of the Company.

(1) Includes (a) 3,777,110 Ordinary Shares held by Macpell, (b) 971,282 Ordinary Shares held by Arwol Holdings Ltd., (c) 150,000 Ordinary Shares subject to options exercisable at $3.50 per share (which expire in 2012), and (d) 100 Ordinary Shares held by Mr. Wolfson. Pursuant to Rule 13d-5 of the U.S. Securities Exchange Act of 1934, as amended, Mr. Wolfson may be deemed to beneficially own the 3,777,110 Ordinary Shares held by Macpell and the 971,282 Ordinary Shares held by Arwol. See "-6A. Directors and Senior Management - Macpell Shareholders' Agreement" and "Item 7. Major Shareholders and Related Party Transactions - 7B. Related Party Transactions - Relationships and Transactions with Macpell - Macpell Shareholders' Agreement." The table above does not include 2,250 Deferred Shares (representing 50% of the outstanding Deferred Shares) held by Mr. Wolfson. The Deferred Shares are non-transferable and entitle their holders, upon our liquidation, to the par value of the shares but to no voting, dividend or any other rights.

(2) Consists of 540,208 Ordinary Shares subject to options exercisable at prices that are between $3.50 and at $3.56 per share (which expire between 2011 and 2012).

(3) Consists of 5,663,085 Ordinary Shares held by Norfet, which Mr. Shamir may be deemed to beneficially own due to his 40% interest in Mivtah-Shamir, which held an approximately 35.5% interest in Norfet as of April 6, 2005.

(4) Consists of 5,663,085 Ordinary Shares held by Norfet, which Meir Shamir may be deemed to beneficially own under U.S securities laws due to his 40% interest in Mivtah-Shamir, which held an approximately 35.5% interest in Norfet as of April 6, 2005. Also include 3,777,110 Ordinary Shares held by Macpell of which Arie Wolfson may be deemed to be beneficial owner under U.S. securities laws due to his beneficial interests in Macpell and the Macpell Shareholders' Agreement. See "Item 7. Majority Shareholders and Related Party Transactions - 7B. Related Party Transactions - Relationships and Transactions with Macpell - Macpell Shareholders' Agreement." Also includes 971,282 Ordinary Shares held by Arwol of which Arie Wolfson may be deemed beneficial owner under U.S. securities laws. Further includes options (exercisable within 60 days) to purchase 1,004,205 Ordinary Shares. The exercise price of these options ranges from $3.50 to $9.50 per share. The expiration of these options ranges from 2007 to 2013.


SHARE OPTION PLAN

     In September 1997, we adopted the Tefron Ltd. 1997 Share Option Plan to enable us to attract and retain qualified persons as employees, consultants and directors and to motivate such persons with an equity participation in us.

     GENERAL

     The Share Option Plan authorizes the issuance of options to purchase 2,266,049 Ordinary Shares. At a shareholders meeting held on March 31, 2004, the shareholders voted to increase the number of shares reserved for issuance under the Share Option Plan by 446,274 Ordinary Shares to 2,712,323 Ordinary Shares. As of April 6, 2005 options to purchase 2,369,555 of such Ordinary Shares had been granted to our senior managers, directors and employees, of which 1,532,156 options had been granted to our senior managers and directors as a group. Upon the occurrence of any Ordinary Share split, reverse Ordinary Share split, recapitalization or rights offerings or other substantially similar corporate transaction or event, we shall make such equitable changes or adjustments necessary to the number of shares subject to each outstanding option in order to prevent dilution or enlargement of the optionees' rights. Options granted to our employees shall be issued to a trustee nominated by the Board of Directors, which trustee shall hold the options, and any Ordinary Shares issued upon exercise thereof, for the benefit of the optionees for two years from the date of the grant.

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

     ACCOUNTING TREATMENT

     For a discussion of the accounting treatment of the Share Option Plan, see
Note 12 of the Notes to the Consolidated Financial Statements.

     AMENDMENT TO THE SHARE OPTION PLAN EFFECTIVE AS OF JANUARY 1, 2003

     In December 2002, in order to comply with the new tax rules under the amended Israeli Income Tax Ordinance [New Version], 1961, our Board approved an amendment to our Share Option Plan.

     The new tax rules enable a company to issue options under three alternative tracks, which may generally be described as follows: (i) without a trustee, under which the income will be considered employment income, the income will continue to be taxed at regular marginal rates of up to the maximal tax rate plus payments to the National Insurance Institute and payment of health tax, and no expense is deductible by the employer; (ii) with a trustee under the employment income track, under which the options are held by a trustee for a period of twelve months from the end of the tax year in which the grant took place, the income is considered regular employment income taxed at marginal rates of up to 50% plus payments to the National Insurance Institute and payment of health tax, and the employer is entitled to a deductible expense equivalent to the income attributed to the employee; or (iii) with a trustee under the capital gains track, under which the options are held by a trustee for a period of two years from the end of the tax year in which the grant took place, the income is considered to be a capital gain and is taxable at a reduced rate of 25%, and no expense is deductible by the employer.

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

     The following table sets forth the number of our Ordinary Shares owned by any person known to us to be the beneficial owner of 5% or more of our Ordinary Shares as of March 30, 2005. The information in this table is based on 17,932,558 Ordinary Shares outstanding as of such date. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were currently exercisable at, or exercisable within 60 days of, April 6, 2005. The Ordinary Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options but are not treated as if they were outstanding for the purposes of computing the percentage ownership outstanding for any other person. None of the holders of the Ordinary Shares listed in this table have voting rights different from other holders of the Ordinary Shares.



NAME                                          NUMBER OF SHARES OWNED          PERCENT OF ORDINARY SHARES *
------------------------------------          ----------------------          ----------------------------
Norfet, Limited Partnership                       5,663,085 (1)                        31.6%
c/o Fimi 2001 Ltd.
"Rubinstein House"
37 Begin Rd.
Tel Aviv, Israel

Macpell Industries Ltd.                           3,777,110 (2)                        21.1%
28 Chida Street
Bnei Brak, Israel  51371

Discount Investment Corporation Ltd               1,916,866 (3)                         7.1%
Azrieli Center 3, Triangular Building
Tel Aviv, Israel 67023

Arie Wolfson                                      4,898,492 (4)                        27.3%

Sigi Rabinowicz                                   4,071,451 (5)                        22.7%

Leber Partners, L.P.                              1,276,882                             7.1%
Zvi Limon
95 Avenue Kleber Paris, France 75116

* Does not take into account 997,400 Ordinary Shares held by a wholly owned subsidiary of the Company.

(1) Norfet L.P is an Israeli partnership. As of April 6, 2005, 51.963% of Norfet was held by FIMI Israel, Opportunity Fund, Limited Partnership, and 34.449% was held by Mivtach Shamir Holdings Ltd.. Pursuant to Rule 13d-5 of the U.S Exchange Act, Norfet may also be deemed to beneficially own the shares held by Macpell and Arwol due to the shareholders agreement between Arwol, Macpell and Norfet. See "Item 10. Additional Information - 10C. Material Contracts - FIMI Agreements." In addition, pursuant to Rule 13d-5, Mr. Meir Shamir, a director in our company, may be deemed to beneficially own the shares held by Norfet due to his 40% interest in Mivtah-Shamir.

(2) Macpell is an Israeli corporation. As of April 6, 2005, Arwol Holdings Ltd., an Israeli company wholly-owned by Arie Wolfson, our Chairman of the Board, held 27.8% of Macpell; Riza Holdings Ltd., an Israeli company wholly-owned by Sigi Rabinowicz, held 25.0% of Macpell; and Condo Overseas Inc., a Panamanian company wholly-owned by Avi Ruimi, held 25.8% of Macpell, representing 78.7% of Macpell's shares in the aggregate. See "- 7B. Related Party Transactions - Relationships and Transactions with Macpell." The aggregate number of Macpell's shares outstanding as of April 6, 2005 was 15,561,284 (included 398,651 shares held by New Net Holdings Ltd, a wholly owned subsidiary of Macpell) .Pursuant to Rule 13d-5 of the U.S Exchange Act, Macpell may also be deemed to beneficially own the shares held by Norfet due to the shareholders agreement between Arwol, Macpell and Norfet. See "Item 10. Additional Information - 10C. Material Contracts - FIMI Agreements."

(3) Consists of 958,433 shares held by Discount Investment Corporation Ltd. ("DIC") and 958,433 shares held by PEC Israel Economic Corporation ("PEC"), a wholly owned subsidiary of DIC. DIC is controlled by IDB Development Corporation Ltd. ("IDB Development"). IDB Development is controlled by IDB Holding Corporation Ltd. ("IDBH"). DIC, IDB Development and IDBH are public companies traded on the Tel Aviv Stock Exchange.

     IDBH is controlled by a group comprised of: (i) Ganden Investments I.D.B. Ltd. ("Ganden Investments"), a wholly owned Israeli subsidiary of Ganden Holdings Ltd. ("Ganden Holdings"), a private Israeli company controlled by Nochi Dankner and his sister, Shelly Bergman, which holds 31.02% of the equity of and voting power in IDBH; (ii) Manor Investments-IDB Ltd. ("Manor Investments"), a majority owned Israeli subsidiary of Manor Holdings B.A. Ltd. ("Manor Holdings"), a private Israeli company controlled by Ruth Manor, which holds 10.34% of the equity of and voting power in IDBH; and
     (iii) Avraham Livnat Investments (2002) Ltd. ("Livnat Investments"), a wholly owned Israeli subsidiary of Avraham Livnat Ltd. ("Livnat Ltd."), a private Israeli company controlled by Avraham Livnat, which holds 10.34% of the equity of and voting power in IDBH. Ganden Investments, Manor Investments and Livnat Investments, owning in the aggregate approximately 51.7% of the equity of and voting power in IDBH, entered into a Shareholders Agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023.

     In addition to the shares of IDBH owned by Ganden Investments, Manor Holdings and Livnat Holdings, as at April 6, 2005: (i) Ganden Holdings itself owned directly approximately 3.16% 6.44% of the outstanding shares of IDBH, (ii) Shelly Bergman owned, through a private Israeli corporation which is wholly owned by her, approximately 6.54% 7.23% of the outstanding shares of IDBH, (iii) Manor Holdings itself owned directly approximately 0.04% 0.03% of the outstanding shares of IDBH and (iv) Livnat Ltd. itself owned directly approximately 0.04% of the outstanding shares of IDBH. These additional holdings of shares of IDBH are not subject to the Shareholders Agreement referred to above.

     Nochi Dankner is Chairman of IDBH, IDB Development and DIC. Shelly Bergman, Isaac Manor (the husband of Ruth Manor), Dori Manor (a son of Isaac and Ruth Manor) and Zvi Livnat (a son of Avraham Livnat) are directors of each of IDBH, IDB Development and DIC. Shai Livnat (a son of Avraham Livnat) is a director of IDB Development.

(4) Includes (a) 3,777,110 Ordinary Shares held by Macpell, (b) 971,282 Ordinary Shares held by Arwol, (c) 150,000 Ordinary Shares subject to options exercisable at $3.50 per share (which expire in 2012) and (d) 100 Ordinary Shares held by Mr. Wolfson. Pursuant to Rule 13d-5 of the Securities Exchange Act of 1934, as amended, Mr. Wolfson may be deemed to beneficially own the 3,777,110 Ordinary Shares held by Macpell due to his beneficial interest in Macpell and the Macpell Shareholders' Agreement. Does not include 2,250 Deferred Shares held by Mr. Wolfson. The Deferred Shares are non-transferable and entitle their holders, upon the liquidation of the Company, to the par value of the shares but to no voting, dividend or any other rights.

(5) Consists of (i) 3,777,110 Ordinary Shares held by Macpell, and (ii) exercisable options to purchase 294,341 Ordinary Shares at prices that are between $3.50 and $9.50 per share (which expire between 2009 and 2012). Pursuant to Rule 13d-5 of the U.S. Securities Exchange Act of 1934, as amended, Mr. Rabinowicz may be deemed to beneficially own the 3,777,110 Ordinary Shares held by Macpell due to his beneficial interest in Macpell and the Macpell Shareholders' Agreement. Does not include 2,250 Deferred Shares held by Mr. Rabinowicz. The Deferred Shares are non-transferable and entitle their holders, upon the liquidation of the Company, to the par value of the shares but to no voting, dividend or any other rights.

     At April 6, 2005, there were 18 holders of Ordinary Shares of record registered with a United States mailing address, including banks, brokers and nominees. These holders of record represented approximately 39% of the total outstanding Ordinary Shares. Because these holders of record include banks, brokers and nominees, the beneficial owners of these Ordinary Shares may include persons who reside outside the United States. See "Item 7. Major Shareholders and Related Party Transactions - 7A. Major Shareholders." There are no holders of Deferred Shares in the United States.

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

     Macpell owns 3,777,110 Ordinary Shares, approximately 21% of Tefron's outstanding Ordinary Shares. Macpell is mainly a holding company that owns various companies, including Tefron and a partnership that mainly trades in various clothing and apparel products. Macpell was also engaged in the construction of industrial buildings mainly intended for the use of the Macpell group.

     As of April 6, 2005, Arwol Holdings Ltd., an Israeli company wholly-owned by Arie Wolfson, Chairman of the Board of Directors of Tefron, held 27.8% of Macpell; Riza Holdings Ltd., an Israeli company wholly-owned by Sigi Rabinowicz, held 25.0% of Macpell; and Condo Overseas Inc., a Panamanian company wholly-owned by Avi Ruimi, a former Director of Tefron, held 25.8% of Macpell, representing 78.6% of Macpell's shares in the aggregate. The ordinary shares of Macpell are listed and traded on the Tel Aviv Stock Exchange.

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

AGREEMENTS WITH FIMI/NORFET

     Pursuant to a Share Purchase Agreement, dated February 17, 2004, Tefron issued to Norfet, Limited Partnership ("Norfet") 3,529,412 Tefron ordinary shares for a base price of $4.25 per share and a base aggregate consideration of $15 million. Norfet also acquired an additional 1,365,000 Tefron ordinary shares in the aggregate from Arwol and Macpell pursuant to a separate agreement. Following the closing of these agreements, Norfet held 4,894,412, or approximately 30.7% of the outstanding share capital of Tefron, without taking into account Tefron ordinary shares currently held by a wholly owned subsidiary of Tefron.

     Due to purchase price adjustment provisions in the Purchase Agreements, Tefron issued to Norfet an additional 661,765 ordinary shares, and Arwol transferred 106,908 additional ordinary shares to Norfet.

     Under the Share Purchase Agreement, we also agreed to pay Norfet a management fee of approximately $172,000 plus VAT per annum until our first annual meeting in 2005, and $120,000 plus VAT thereafter.

AGREEMENTS AMONG NORFET, MACPELL AND ARWOL

     Under an agreement among Norfet, Macpell and Arwol, the parties agreed to vote all of Tefron ordinary shares owned or controlled by each of them for the election to Tefron's Board of Directors of: (i) three members (of whom at least one will qualify as an "independent director" under the NYSE rules) and, subject to applicable law - one external director, that shall be nominated by Norfet (one of whom shall be a woman), (ii) three members (of whom at least one will qualify as an independent director and a financial expert under the NYSE rules)and, subject to applicable law, one external director, that shall be nominated by Arwol and Macpell, and (iii) Tefron's chief executive officer.

     The Company, Norfet, Arwol and Macpell are also party to a Registration Rights Agreement, which replaced the previous Registration Rights Agreement among the Company, Arwol and Macpell .

     Please see "Item 10. Additional Information- 10C. Material Contracts - FIMI Agreements" for a more complete description of these agreements.


LEASE ARRANGEMENT

     On August 12, 1997, we entered into an agreement to lease until 2011 approximately 143,000 square feet of industrial space in a facility (the Hi-Tex 1 facility) adjacent to its current facilities in Segev from a wholly-owned subsidiary of Macpell for a current monthly rent of approximately $65,000. The first rental payment was made upon entrance into the facility on October 1, 1999. On December 21, 1998, we entered into an agreement to lease until 2012 approximately 180,000 square feet of industrial space in a second facility (the Hi-Tex 2 facility) adjacent to our existing facilities in Segev from a wholly-owned subsidiary of Macpell for a monthly rent of approximately $87,000. The first rental payment was made upon entrance into the facility on March 1, 2000. We conduct our Hi-Tex manufacturing operations in these facilities. In Segev, we also lease from Macpell's subsidiary an 83,000 square foot facility under a lease that expires in 2006 for a monthly rent of approximately $43,000 and a 65,000 square foot warehouse under a lease that expires in 2012 for a monthly rent of approximately $26,000. The rent payable under these leases is 50% linked to the Israeli and U.S. consumer product index and 50% to the exchange rate between the NIS and the dollar. These agreements provide for a 5% increase in monthly rent every 3-5 years. According to the terms of the lease agreements, we pay the property insurance premiums on these facilities. We have initiated discussions with Macpell in an effort to reduce our annual payments under these lease agreements. We cannot assure that we will be successful in this effort to reduce our annual payments.

     All of these facilities are subject to a long-term lease agreement between Macpell's subsidiary and the Israel Land Authority. Under the terms of such lease agreement, Macpell's affiliate was granted a 49-year lease over such property.

PRODUCTS PURCHASES FROM TEFRON

     An affiliate of Macpell purchases from us various products and sells them in the local Israeli market and abroad. In 2002, our sales to this affiliate were approximately $1 million, in 2003 approximately $1.2 million and in 2004 approximately $ 0.8 million. We believe these prices to be no less favorable than those were available to us from unaffiliated third parties. See Note 16 of the Notes to the Consolidated Financial Statements.

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

LEGAL PROCEEDINGS

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

     As reported on the NYSE, the annual high and low sales prices for our Ordinary Shares were as follows:

                                                             HIGH       LOW
                                                             ----       ---
1999                                                       $13.87     $ 6.50
2000                                                       $20.25     $ 3.31
2001                                                       $ 5.44     $ 1.21
2002                                                       $ 4.70     $ 1.15
2003                                                       $ 4.80     $ 3.10
2004                                                       $ 6.30     $ 3.50


     As reported on the NYSE, the quarterly high and low sales prices for our Ordinary Shares for the last two years were as follows:


                                      2003
                                      ----
First quarter                                              $ 3.69     $ 3.26
Second quarter                                             $ 4.80     $ 3.42
Third quarter                                              $ 4.14     $ 3.10
Fourth quarter                                             $ 4.42     $ 3.32

                                      2004
                                      ----
First quarter                                              $ 6.30     $ 4.31
Second quarter                                             $ 6.00     $ 4.74
Third quarter                                              $ 4.70     $ 3.92
Fourth quarter                                             $ 4.45     $ 3.92

                                      2005
                                      ----
First quarter                                              $ 5.35     $ 3.84

     As reported on the NYSE, the monthly high and low sales prices for our Ordinary Shares for the last six months were as follows:

                                      2004
                                      ----
October                                                    $ 4.45     $ 3.90
November                                                   $ 4.10     $ 3.50
December                                                   $ 3.86     $ 3.68

                                      2005
                                      ----
January                                                    $ 5.05     $ 3.84
February                                                   $ 5.35     $ 4.59
March                                                      $ 5.25     $ 4.88

     On September 8, 1998, we announced our intention to repurchase through a stock repurchase program up to one million of our outstanding Ordinary Shares. As of April 6, 2005, we had repurchased and hold in our treasury 997,400 Ordinary Shares.

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

10B. MEMORANDUM AND ARTICLES OF ASSOCIATION

     SECURITIES REGISTERS

     Our transfer agent and register is American Stock Transfer & Trust Company and its address is 59 Maiden Lane, New York, New York 10038. Section 2 of our Memorandum of Association provides that our principal objects, among other things, are to engage in any business connected with manufacturing, processing, supplying and marketing undergarments, textiles and ready-made clothes. Article 2A of our Articles of Association provides that we may, at any time, carry on business in any field or type of business permitted to us, whether explicit or implied, according to our Memorandum of Association.

     BOARD OF DIRECTORS

     The Companies Law requires that certain transactions, actions and arrangements be approved as provided for in a company's articles of association and in certain circumstances by the audit committee by the board of directors itself and by the shareholders. The vote required by the audit committee and the board of directors for approval of such matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting.

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

     An ordinary resolution (such as a resolution for the election of directors, the declaration of dividends or the appointment of auditors) requires approval by the holders of a majority of the voting rights represented at the meeting, in person or by proxy, and voting thereon. A special or extraordinary resolution (such as a resolution amending our Memorandum of Association or Articles of Association or approving any change in capitalization, merger, consolidation, winding-up, or other changes as specified in the Companies Law) requires approval of the holders of 75% of the voting rights represented at the meeting, in person or by proxy, and voting thereon. In addition, if our share capital is divided into different classes of shares, the approval of the holders of 75% of the issued shares of a particular class or a special resolution passed at a separate general meeting of the holders of the shares of such class is required to modify or abrogate the rights attached to such shares.

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

     ALBAHEALTH OPTION AGREEMENT

     In connection with the formation of AlbaHealth LLC (described in "Item 4. Information on the Company - 4A. History and Development of the Company"), our subsidiary, Alba, became party to a Put Option Agreement. Pursuant to the provisions of the Put Option Agreement, for a period of three years commencing on September 2004 (or, with respect to GE Capital, commencing on such earlier date as the credit agreement terminates), each of Alba and GE Capital has an option to require AlbaHealth to purchase all, but not less than all, of such party's ownership interest in AlbaHealth. The consideration to be paid to Alba for its interests in AlbaHealth is calculated in accordance with a formula which taking into account certain factors, such as AlbaHealth's fair value and its net sales and the date of exercise of the put option. The consideration to be paid to GE Capital for its interests in AlbaHealth shall be equal to its pro-rata share of the fair value of AlbaHealth.

     Pursuant to the Put Option Agreement, the fair value of AlbaHealth shall be determined based on a formula which takes into account the difference between the sum of cash and cash equivalents of AlbaHealth and six times the EBITDA of AlbaHealth for the preceding year, and the total debt of AlbaHealth at such time. AlbaHealth's obligation to pay the exercising party its put consideration is subject to the compliance by AlbaHealth of certain conditions as set forth in the Put Option Agreement. Pursuant to an amendment to the Put Option Agreement, dated December 13, 2004, in the event the Alba Party delivers a "Put Notice" between July 1, 2005 and December 31, 2005, then for purposes of determining the fair value of AlbaHealth, AlbaHealth's EBITDA will be deemed to be not less than US$6,434,000 ("Minimum EBITDA") and not more than the Minimum EBITDA plus 50% of the amount by which the actual EBITDA (as defined in the Put Option Agreement) exceeds the Minimum EBITDA.

     Under the terms of a Share Purchase Agreement with Norfet, Limited Partnership, we agreed to provide Norfet, Limited Partnership with a letter of undertaking from Alba to exercise its put option in respect of AlbaHealth immediately following September 2004 as soon as AlbaHealth's EBITDA for four consecutive quarters equals or exceeds $8 million, subject to certain conditions. See " - FIMI Agreements - Tefron Agreement" below.

     FIMI AGREEMENTS

     We entered into a Share Purchase Agreement (the "Tefron Agreement"), dated February 17, 2004, with Norfet, Limited Partnership (the "Investor"), which is wholly owned by (i) N.D.M.S. Ltd., a company wholly owned by FIMI Opportunity Fund, L.P., (ii) FIMI Israel Opportunity Fund, Limited Partnership and (iii) Migdal Insurance Company and Shamir Insurers Investment Company, among others, pursuant to which we issued to the Investor 3,529,412 Tefron ordinary shares for a base price of $4.25 per share and a base aggregate consideration of $15 million. Due to purchase price adjustment provisions in the Tefron Agreement, Tefron issued to Norfet an additional 661,765 ordinary shares in April 2005.

     In connection with the Tefron Agreement, the Investor also acquired an additional 1,365,000 Tefron ordinary shares in the aggregate from Arwol and Macpell pursuant to an Agreement (the "Macpell Agreement") by and among Macpell, Arwol and the Investor. Following the closing of the Tefron Agreement and the Macpell Agreement, the Investor held 4,894,412, or approximately 30.7% of the outstanding share capital of Tefron, without taking into account the Equity Shares. Due to purchase price adjustment provisions in the Macpell Agreement, Arwol transferred 106,908 additional ordinary shares to Norfet in April 2005.

     Tefron, the Investor, Arwol and Macpell executed at the closing of the Tefron Agreement and the Macpell Agreement a Registration Rights Agreement which replaced the existing Registration Rights Agreement among the Company, Arwol and Macpell.

     Below is a description of the principal terms of these transactions. The Tefron Agreement, the Registration Rights Agreement, and all transactions contemplated by such agreements to which Tefron is a party are collectively referred to as the "FIMI Transactions".

     TEFRON AGREEMENT

     ISSUE PRICE ADJUSTMENT. Under the terms of the Tefron Agreement, in the event Tefron's earnings before income tax, depreciation and amortization ("EBITDA") for 2004 (excluding (i) the EBITDA of Alba Health LLC ("AlbaHealth") to the extent that it exceeds zero and (ii) any increase in EBITDA of Alba Waldensian, Inc. as a result of the exercise of the put option by AlbaHealth described below) as set forth in Tefron's audited consolidated financial statements for the year ending on December 31, 2004 is less than $23 million, then the price per share of $4.25 will be adjusted as follows: (i) if Tefron's EBITDA for 2004 was equal to or less than $16 million, then the share price per share was to be reduced retroactively by $0.75 (to $3.50), and if the Company's EBITDA for 2004 is higher than $16 million but lower than $23 million, then the share price reduction was to be calculated in accordance with the following formula:

     Price Per Share = 4.25 - 0.75*[x]

     Where x = [(23,000,000 -2004 EBITDA)/1,000,000]/7]

     Tefron had the discretion to decide, in such instances, whether to issue additional shares or to refund a proportionate part of the consideration paid by the Investor.

     Tefron's EBDITA for 2004 was $11.809 million. and pursuant to an amendment to the Tefron Agreement signed on March 31, 2005 Tefron issued to Norfet an additional 661,765 ordinary shares, instead of the adjustment mechanism provided for in the Tefron Agreement.

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

     ALBA PUT OPTION. The Tefron Agreement provides that Tefron is required to provide the Investor with a letter of undertaking from Alba, a wholly owned subsidiary of Tefron, to exercise its put option in respect of AlbaHealth, granted pursuant to a Put Option Agreement dated September 6, 2003, as amended on December 13, 2004 immediately following September 2004 as soon as AlbaHealth's EBITDA for four consecutive quarters equals or exceeds $8 million. However, Alba will not be required to exercise the put option for so long as (i) Tefron's total consolidated debt is equal to or is lower than $50 million (of which no more than $30 million may be long term debt) and (ii) neither Alba nor Tefron or its subsidiaries is in default under any financial covenant in loan agreement(s) to which it is a party.

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

     REGISTRATION RIGHTS AGREEMENT

     The Investor entered into a Registration Rights Agreement with Tefron, Arwol and Macpell on the date of closing with respect to the ordinary shares that the Investor acquired pursuant to the Tefron Agreement and the Macpell Agreement replacing the existing Registration Rights Agreement.

     The Registration Rights Agreement is substantially the same as the Registration Rights Agreement approved by the shareholders of Tefron and entered into by Company, Arwol and Macpell in November 2003, other than (i) the insertion of a new provision granting to the Investor, Arwol and Macpell the right, once every 18 months, to request a registration on Form F-3 (short form registration statement) when the aggregate net proceeds from the sale of such holders' securities is at least $3,000,000, in which event Tefron would be obligated keep such registration statement effective so as to permit sale of ordinary shares pursuant to the Registration Statement for a period of two years, subject to certain limitations, and (ii) the amendment of an existing provision granting to the Investor, Arwol and Macpell the right to request a registration even though Tefron is not eligible to use Form F-3 (short form registration statement), in which event Tefron would be obligated keep such registration statement effective so as to permit sale of ordinary shares pursuant to the Registration Statement for a period of 120 days, subject to certain limitations.

     In connection with the execution of the Share Purchase Agreement with Leber Partners, L.P., we entered into a Registration Rights Agreement with Leber Partners, the Investor, Arwol and Macpell which replaced, and is on substantially the same terms as, the Registration Rights Agreement that we agreed to execute in connection with the Tefron Agreement. See "- Leber Partners, L.P. - Registration Rights Agreement."

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

     PURCHASE PRICE ADJUSTMENT. The purchase price of $5.538 per share under the Macpell Agreement was subject to adjustment downwards or upwards on substantially the same terms as the adjustment of the issue price under the Tefron Agreement, as described above; provided that if Tefron's EBITDA for 2004 is between $16 million and $23 million, then the share price reduction was to be calculated in accordance with the following formula:

     Price per share = 5.538 - 0.75*[x]

     Where x = [(23,000,000 -2004 EBITDA)/1,000,000]/7]

     Tefron's EBITDA for 2004 was $11.809 million, and due to purchase price adjustment, Arwol transferred 106,908 additional ordinary shares to Norfet in April 2005, and Macpell elected to pay Norfet cash in lieu of transferring additional shares to Norfet.

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

     CHAIRMAN OF THE BOARD OF TEFRON. Arwol, Macpell and the Investor confirm in the Macpell Agreement that Arie Wolfson has agreed to remain as Chairman of the Board until Tefron's first Annual General Meeting of Shareholders in calendar year 2005 (to be convened by no later than July 31, 2005). Subject to the provisions of applicable law, on or before such shareholders meeting, Arwol, Macpell and the Investor will endeavor to agree on the identity of the Chairman as of and following such shareholders meeting; PROVIDED, HOWEVER, that in the event they are unable to agree on the identity of the Chairman, each of the Investor, on the one hand, and Macpell and Arwol, on the other hand, will be entitled to designate the Chairman for an 18 month period, provided that the Investor will be the first to exercise such right commencing from Tefron's first Annual General Meeting of Shareholders in the year 2005.

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

     TERM OF AGREEMENTS OF THE PARTIES. All agreements of Arwol, Macpell and the Investor described above under "Agreements of the Parties" above will remain in effect until the fifth anniversary of the closing of the transactions under the Macpell Agreement. The Investor will cease to have any rights under these agreements as of the first date on which it holds less than 10% of Tefron's issued share capital (on a non-diluted basis), and will cease to have any obligation under these agreements as of the first date on which the Investor holds less than 5% of Tefron's issued share capital (on a non-diluted basis). Each of Arwol and Macpell will cease to have any rights under "Agreements of the Parties" above as of the first date in which they hold (in the aggregate) less than 10% of Tefron's issued share capital (on a non-diluted basis), and each of Arwol and Macpell will cease to have any obligation under these agreements as of the first date on which such party holds less than 5% of Tefron's issued share capital (on a non-diluted basis).

LEBER PARTNERS L.P.

     SHARE PURCHASE AGREEMENT

     We also entered into a Share Purchase Agreement, dated March 3, 2004 with Leber Partners, L.P., which is a group of investors represented by Mr. Zvi Limon. The investors invested $5 million in cash in Tefron for approximately
1.07 million ordinary shares of Tefron at a base price of $4.65 per share. According to the agreement, the base price per share will be subject to adjustments and may be increased or reduced by up to $0.75 per share.

     ISSUE PRICE ADJUSTMENT. The purchase price of $4.65 per share was subject to adjustment downwards or upwards on substantially the same terms as the adjustment of the issue price under the Tefron Agreement and the Macpell Agreement, as described above; provided that if Tefron's EBITDA for 2004 is between $16 million and $23 million, then the share price reduction was to be calculated in accordance with the following formula:

     Price per share = 4.65 - 0.75*[x]

     Where x = [(23,000,000 -2004 EBITDA)/1,000,000]/7]

     Tefron EBDITA for 2004 was $11.809 million. Pursuant to an amendment to the Purchase Agreement signed on March 3, 2004, Tefron issued to Leber an additional 201,613 ordinary shares, instead of the adjustment mechanism provided for in the Purchase Agreement.

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

     REGISTRATION RIGHTS AGREEMENT

     In connection with the execution of the Share Purchase Agreement with Leber Partners, we agreed to enter into a Registration Rights Agreement with Leber Partners, the Investor under the Tefron Agreement, Arwol and Macpell. This Registration Rights Agreement replaced, and is on substantially the same terms as, the Registration Rights Agreement that we agreed to execute in connection with the Tefron Agreement, other than as provided below. In addition to the rights to be granted to all of the shareholders that are to be party to the Registration Rights Agreement, Leber Partners would have the right to request a registration (even though we would not be eligible to use a short form registration) of all, but not less than all, of the ordinary shares then held by Leber Partners, but in any event not less than 500,000 ordinary shares. This would be below the threshold required for the other shareholders (which would be a request from holders of at least 25% of the aggregate number of ordinary shares subject to the agreement at such time to register a minimum of five percent (5%) of the share capital of Tefron then outstanding but not less than 500,000 Ordinary Shares).

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


OUR CREDIT AGREEMENTS

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

     Pursuant to the amendment of our Credit Agreement, the repayment schedule of the loans will be spread over the period from 2005-2012, such that during each such year from 2005 until 2012 we will be obligated to pay approximately $6 million.

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

     INTEREST RATE. Interest on the revolving credit facility and the term loan facility shall be paid, at the election of AlbaHealth, at one of the following rates:

          o a floating rate equal to the higher of (i) a base rate quoted by 75% of the largest banks in the U.S. and (ii) the federal funds rate plus 50 basis points, in each case plus a margin per annum initially equal to 3.00%, subject to reduction up to 2.50% depending on a leverage ratio measured by the ratio of funded debt to annualized EBITDA; or

          o the LIBOR rate plus a margin per annum initially equal to 4.50%, subject to reduction up to 4.00% depending on the leverage ratio.

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

     FINANCIAL COVENANTS. The AlbaHealth credit agreement requires AlbaHealth to comply with certain financial covenants, including with respect to (i) maximum permitted capital expenditures for each; (ii) minimum annual fixed charge coverage ratio; (iii) minimum annual EBITDA; and (iv) maximum leverage ratio. During 2004, AlbaHealth failed to comply with certain financial covenants contained in the credit agreement, including a minimum EBITDA requirement, and pursuant to the First Amendment and Waiver to Credit Agreement, GE Capital agreed to waive certain financial covenant defaults that occurred during 2004 and to amend certain of the financial covenants.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     FOREIGN CURRENCY RISK

     Our operating expenses are influenced by changes in the exchange rates between the dollar and foreign currencies, especially the NIS. Our operational expenses increase when the dollar is devalued against such currencies. At December 31, 2004, our liabilities denominated in foreign currencies in the amount of $20.7 million represented 14.3% of our total liabilities of $144.8 million. At December 31, 2004, our assets denominated in foreign currencies in the amount of $8.5million represented 4.4% of our total assets of $191.5 million. We may from time to time utilize derivative financial instruments to manage risk exposure to movements in foreign exchange rates. Accordingly, in 2002, a forward exchange contract was designated as hedging instrument. We do not engage in any speculative or profit motivated forward or derivatives activities. See "Item 3. Key Information - 3D. Risk Factors" and "Item 5. Operating and Financial Review and Prospects - Impact of Inflation and Currency Fluctuations.

     INTEREST RATE RISK

     Of our dollar-denominated financial liabilities at December 31, 2004, $78.5 million were loans denominated in or linked to the dollar bearing interest at LIBOR. As a result, our interest expenses are sensitive to changes in LIBOR.

     Our dollar-denominated or dollar-linked financial liabilities bear interest at 1.25% to 4.5% over LIBOR. A hypothetical ten percent shift in interest rates would result in a decrease (or increase) in net income of approximately $0.4 million.

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

     (b) INTERNAL CONTROL OVER FINANCIAL REPORTING. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

16A. AUDIT COMMITTEE FINANCIAL EXPERT

     The Board of Directors has determined that Yacov Einav is an "audit committee financial expert" as defined in Item 16A of Form 20-F.

16B. CODE OF ETHICS

     We have adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, Corporate Controller and employees. This code of ethics is posted on our website, www.tefron.com, and may be found as follows:

     1. From our main web page, first click on the "meet tefron" bar on the left.

     2.   Next, click on "code of business ethics" on the bottom.

16C. ACCOUNTANTS' FEES AND SERVICES

     Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, and McGladrey & Pullen, LLP, have served as our independent registered public accounting firms for each of the fiscal years in the two-year period ended December 31, 2004, for which audited financial statements appear in this Annual Report on Form 20-F.

     The following table presents the aggregate fees for professional services and other services rendered by Kost, Forer Gabbay & Kasierer in Israel and by Ernst & Young and by McGladrey & Pullen, LLP in the United States to Tefron in 2004 and 2003.


                              US$ 2004        US$ 2003
                              --------        --------
Audit Fees (1)                $126,677        $106,577

Audit-related Fees (2)        $ 92,000        $101,168

Tax Fees (3)                  $ 63,971        $123,528

All Other Fees (4)            $ 24,426        $  1,275

TOTAL                         $307,074        $332,548


     Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor can reasonably provide, and include the group audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.

     Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; internal control reviews of new systems, programs and projects; review of security controls and operational effectiveness of systems; review of plans and control for shared service centers, due diligence related to acquisitions; accounting assistance and audits in connection with proposed or completed acquisitions; and employee benefit plan audits.

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

     During 2004, none of Audit-related Fees, Tax Fees or Other Fees provided to us by Kost, Forer Gabbay & Kasierer in Israel or by Ernst & Young or McGladrey & Pullen, LLP in the United States were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

     None.

16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

     None.

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

     INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                 PAGE
                                                                 ----
Index to Consolidated Financial Statements                       F-1
Report of Registered Public Accounting Firm                      F-2
Consolidated Balance Sheets                                      F-3 - F-4
Consolidated Statement of Operations                             F-5
Consolidated Statement of Changes in Shareholders' Equity        F-6
Consolidated Statement of Cash Flows                             F-7 - F-8
Notes to the Consolidated Financial Statements                   F-9 - F-33
Report of Independent  Auditors for subsidiary of Tefron,
Alba Health LLC, for 2004 Financial Statements                   F-34


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

2.2 Letter, dated March 2, 2004, from Israel Discount Bank Ltd. to the Company regarding shareholders' equity requirements under the Credit Agreement (incorporated by reference to Exhibit 2.8 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003).

2.3 Letter, dated March 2, 2004, from Bank Hapoalim to the Company regarding shareholders' equity requirements under the Credit Agreement (incorporated by reference to Exhibit 2.9 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003).

2.4 Letter, dated February 16, 2004, from Israel Discount Bank to the Company regarding revised repayment schedule and revised shareholders' equity requirements under the Credit Agreement (incorporated by reference to Exhibit 2.10 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003).

2.5 Letter, dated February 15, 2004, from Bank Hapoalim to the Company regarding revised repayment schedule under the Credit Agreement (incorporated by reference to Exhibit 2.11 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003).

2.6 Letter, dated March 31, 2004, from Bank Hapoalim to the Company regarding revised shareholders' equity requirements under the Credit Agreement (incorporated by reference to Exhibit 2.12 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003).

2.7 Sixth Amendment to Credit Agreement, dated December 15, 2004, among Alba-Waldensian, Inc. and Bank Hapoalim, as Agent and Lender, together with Term B Notes.

2.8 Credit Agreement, dated September 6, 2002, among AlbaHealth LLC, as borrower, the other borrower signatory thereto, the lenders signatory, thereto from time to time, and General Electric Capital Corporation, as Agent and a Lender. (incorporated by reference to Exhibit 2.8 to the Company's Annual Report form 20-F for the fiscal year ended December 31,
     2002).

2.9 First Amendment and Waiver to Credit Agreement, dated March 31, 2005, among AlbaHealth LLC and General Electric Capital Corporation, as Agent and Lender.

2.10 Security Agreement, dated as of September 6, 2002, among the Grantor signatory thereto, from time to time, and General Electric Capital Corporation, as Agent for the benefit of itself and the lenders from time to time party to the Credit Agreement (referred to in Exhibit 2.13).

2.11 Borrower Stockholders Pledge Agreement, dated as of September 6, 2002, by and among the pledgors signatory thereto, from time to time, and General Electric Capital Corporation, as Agent for the benefit of itself and the lenders from time to time party to the Credit Agreement (referred to in Exhibit 2.13).

2.12 Loan Agreement, dated as of December 21, 2004, between Israel Discount Bank and Hi-Tex Founded by Tefron Ltd.

2.13 Loan Agreement, dated as of December 31, 2004, between Bank Hapoalim and Hi-Tex Founded by Tefron Ltd.

2.14 Loan Agreement, dated as of December 25, 2004, between Israel Discount Bank and the Company.

2.15 Loan Agreement, dated as of December 31, 2004, between Bank Hapoalim and the Company.

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

3.1 Shareholders Agreement, dated as of December 28, 1999, between Arwol Holdings Ltd. and Avi Ruimi (incorporated by reference to Exhibit D to the General Statement of Beneficial Ownership of the Company on Schedule 13D filed by Arwol Holdings Ltd., Arie Wolfson, Sigi Rabinowicz, Riza Holdings Ltd. and Macpell Industries Ltd. on February 17, 2000).

3.2 Agreement, dated February 17, 2004, by and among Arwol Holdings Ltd., Macpell Industries Ltd. and Norfet, Limited Partnership (incorporated by reference to Exhibit 3.4 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003).

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

4.4. Management and Services Agreement, effective as of July 30, 2003, between the Company, Yosef Shiran and Shiran & Partners - Consulting, Entrepreneurship, and Financing (incorporated by reference to Exhibit 4.4 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003).

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

4.6 Contribution Agreement, dated as of September 6, 2002, between AlbaHealth, LLC, Alba-Waldensian, Inc., Encompass Group, L.L.C. and General Electric Capital Corporation (incorporated by reference to Exhibit 4.6 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31,
     2002).

4.7 The Limited Liability Company Agreement of AlbaHealth LLC, dated as of September 6, 2002, by and among AlbaHealth, LLC, Alba-Waldensian, Inc., Encompass Group, L.L.C. and General Electric Capital Corporation (incorporated by reference to Exhibit - to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2002).

4.8 Put Option Agreement, dated as of September 6, 2002, as amended as of December 13, 2004, by and among AlbaHealth, LLC, Alba-Waldensian, Inc., Encompass Group, L.L.C. and General Electric Capital Corporation (incorporated by reference to Exhibit 4.8 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2002).

4.9 Amendment No. 1 to Put Option Agreement, dated as of December 13, 2004, by and among AlbaHealth, LLC, Alba-Waldensian, Inc., Encompass Group, L.L.C. and General Electric Capital Corporation.

4.10 Share Purchase Agreement dated February 17, 2004, by and between the Company and Norfet Limited Partnership, including related Registration Rights Agreement attached as a schedule (incorporated by reference to Exhibit 4.9 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003).

4.11 Amendment to Purchase Agreement, dated March 31, 2005, by and between the Company and Norfet Limited Partnership.

4.12 Share Purchase Agreement, made as of March 3, 2004, by and between Tefron and Leber Partners, L.P, including related Registration Rights Agreement attached as a schedule (incorporated by reference to Exhibit 4.10 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31,
     2003).

4.13 Amendment to Agreement, dated March 31, 2005, by and between the Company and Leber Partners, L.P.

4.14 Private Equity Credit Agreement, dated as of March 9, 2004, by and between the Company and Brittany Capital Management Limited (incorporated by reference to Exhibit 4.11 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003).

4.15 Registration Rights Agreement, dated as of March 9, 2004, by and between the Company and Brittany Capital Management Limited (incorporated by reference to Exhibit 4.12 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003).

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

13.(a).1 Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14.(a).1 Consent of Kost, Forer Gabbay & Kasierer, a member of Ernst &Young
     Global.

14.(a).2 Consent of McGladrey & Pullen, LLP.

                        TEFRON LTD. AND ITS SUBSIDIARIES


                        CONSOLIDATED FINANCIAL STATEMENTS


                             AS OF DECEMBER 31, 2004


                            U.S. DOLLARS IN THOUSANDS




                                      INDEX


                                                                   PAGE
                                                               --------------
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM            F - 2

CONSOLIDATED BALANCE SHEETS                                    F - 3 - F - 4

CONSOLIDATED STATEMENTS OF OPERATIONS                              F - 5

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY         F - 6

CONSOLIDATED STATEMENTS OF CASH FLOWS                          F - 7 - F - 8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                     F - 9 - F - 33

REPORT OF INDEPENDENT AUDITORS FOR SUBSIDIARY OF TEFRON,
ALBA HEALTH LLC, FOR 2004 FINANCIALS STATEMENTS                    F - 34

[ERNST & TOUNG LOGO]
                   [X] KOST FORER GABBAY & KASIERER     [X] Phone: 972-3-6232525
                       3 Aminadav St.                       Fax:   972-3-5622555
                       Tel-Aviv 67067, Israel

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                             TO THE SHAREHOLDERS OF

                                   TEFRON LTD.

     We have audited the accompanying consolidated balance sheets of Tefron Ltd. ("the Company") and its subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We did not audit the financial statements of Alba Health LLC ("Alba Health") a subsidiary, whose statements constitute 23.4% and 23.9% of total consolidated assets as of December 31, 2003 and 2004, respectively and whose revenues constitute 6.5%, 23.5% and 18.7% of total consolidated revenues for the period from September 6, 2002 to December 31, 2002 and for the two years ended December 31, 2003 and 2004, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for Alba Health, is based solely on the reports of the other auditors.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S generally accepted accounting principles.


Tel-Aviv, Israel                                 KOST FORER GABBAY & KASIERER
March 16, 2005                                 A Member of Ernst & Young Global

                                                TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                                   DECEMBER 31,
                                                                               ---------------------
                                                                       NOTE       2003         2004
                                                                       ---     --------     --------
    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                                    $  5,747     $  3,558
  Trade receivables (net of allowances for doubtful accounts and product returns of $ 779 and $ 252 as of December 31, 2003 and
    2004, respectively)                                                          24,917       21,402
  Other accounts receivable and prepaid expenses                        4         6,166        5,696
  Inventories                                                           5        31,676       33,137
                                                                               --------     --------

TOTAL current assets                                                             68,506       63,793
                                                                               --------     --------

LONG-TERM ASSETS:
  Deferred taxes                                                       14g        3,428        2,486
  Investment in affiliated company                                      7           296            -
  Severance pay fund                                                                217           95
  Other                                                                             806          483
                                                                               --------     --------

TOTAL long-term assets                                                            4,747        3,064
                                                                               --------     --------

PROPERTY, PLANT AND EQUIPMENT, NET                                      6        97,473       93,931
                                                                               --------     --------

GOODWILL                                                                3        30,865       30,743
                                                                               --------     --------

TOTAL assets                                                                   $201,591     $191,531
                                                                               ========     ========


The accompanying notes are an integral part of the consolidated financial statements.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


                                                                                       DECEMBER 31,
                                                                                  ---------      ---------
                                                                          NOTE       2003           2004
                                                                          ---     ---------      ---------
    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short-term bank credit                                                   8      $  30,631      $  21,355
  Current maturities of long-term debt:
    Loans from banks and others                                            10        10,328          9,039
    Capital leases                                                         10         1,367            206
  Trade payables                                                                     29,558         28,991
  Conditional obligation with respect to issuance of shares                12             -          3,454
  Other accounts payable and accrued expenses                              9         11,146          9,189
                                                                                  ---------      ---------

TOTAL current liabilities                                                            83,030         72,234
                                                                                  ---------      ---------

LONG-TERM LIABILITIES:
  Loans from banks and others (net of current maturities)                  10        56,471         47,907
  Capital leases (net of current maturities)                               10           327              -
  Deferred taxes                                                          14g         7,570          5,611
  Accrued severance pay                                                               2,486          2,744
                                                                                  ---------      ---------

TOTAL long-term liabilities                                                          66,854         56,262
                                                                                  ---------      ---------

LIENS, CONTINGENCIES AND COMMITMENTS                                       11

MINORITY INTEREST                                                                    15,052         16,291
                                                                                  ---------      ---------

SHAREHOLDERS' EQUITY:                                                      12
  Share capital -
    Ordinary shares of NIS 1 par value -
      Authorized: 50,000,000 shares; Issued: 13,409,566 and
    18,014,247 shares as of December 31, 2003 and 2004,
    respectively;
    Outstanding:, 12,412,166  and 17,016,847 shares as of
     December 31, 2003 and 2004, respectively                                         5,575          6,582
    Deferred shares of NIS 1 par value - Authorized, issued and
     outstanding: 4,500 shares as of December 31, 2003 and 2004                           1              1
  Additional paid-in capital                                                         62,810         79,243
  Deferred stock-based compensation                                                     ---           (486)
  Treasury shares at cost (997,400 Ordinary shares as of December 31,
    2003 and 2004)                                                                   (7,408)        (7,408)
  Accumulated Deficit                                                               (24,323)       (31,188)
                                                                                  ---------      ---------

TOTAL shareholders' equity                                                           36,655         46,744
                                                                                  ---------      ---------

TOTAL liabilities and shareholders' equity                                        $ 201,591      $ 191,531
                                                                                  =========      =========


The accompanying notes are an integral part of the consolidated financial statements.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


                                                                              YEAR ENDED DECEMBER 31,
                                                                  ------------------------------------------------
                                                          NOTE          2002              2003              2004
                                                          ---     ------------      ------------      ------------
Sales, net                                                        $    190,305      $    163,086      $    182,819
Cost of sales                                             13a          151,385           139,422           159,937
Restructuring costs                                        1d            1,550                 -                 -
                                                                  ------------      ------------      ------------

Gross profit                                                            37,370            23,664            22,882
Selling, general and administrative expenses                            18,358            20,323            22,387
Restructuring costs                                        1d            3,793                 -                 -
                                                                  ------------      ------------      ------------

Operating income                                                        15,219             3,341               495
Financial expenses, net                                   13b            5,457             5,628             5,212
Other income (expenses), net                              13c           (2,293)              228                 -
                                                                  ------------      ------------      ------------

Income (loss) before taxes on income                                     7,469            (2,059)           (4,717)
Taxes on income                                           14d            4,979              (424)              203
Equity in losses of affiliated companies                   7            (1,172)             (183)                -
Minority interest in earnings of a subsidiary                             (822)           (2,550)           (1,945)
Pre-acquisition earnings of subsidiary since April 1,
  2003 through May 5, 2003                                 1b                -               (85)                -
                                                                  ------------      ------------      ------------

Income (loss) before cumulative effect of change in
  accounting principles                                                    496            (4,453)           (6,865)
Cumulative effect of change in accounting principles       3           (17,994)                -                 -
                                                                  ------------      ------------      ------------

Net loss                                                          $    (17,498)     $     (4,453)     $     (6,865)
                                                                  ============      ============      ============

Basic and diluted net loss per share:

Earnings (loss) per share before cumulative effect of
  change in accounting principles                                 $       0.04      $      (0.36)     $      (0.44)

Loss per share from cumulative effect of change in
  accounting principles                                           $      (1.45)     $          -      $          -
                                                                  ------------      ------------      ------------

Basic and diluted net loss per share                              $      (1.41)     $      (0.36)     $      (0.44)
                                                                  ============      ============      ============

Weighted average number of shares used for computing
  basic and diluted net loss per share                              12,409,929        12,412,166        15,603,904
                                                                  ============      ============      ============

The accompanying notes are an integral part of the consolidated financial statements.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA


                                        ORDINARY SHARES           DEFERRED SHARES       ADDITIONAL
                                    -----------------------   -----------------------     PAID-IN
                                      NUMBER       AMOUNT       NUMBER       AMOUNT       CAPITAL
                                    ----------   ----------   ----------   ----------   ----------
Balance as of January 1, 2002       12,412,166   $    5,575        4,500   $        1   $   62,810

Foreign currency translation
  adjustments                                -            -            -            -            -
Amortization of deferred stock
  compensation                               -            -            -            -            -
Net loss                                     -            -            -            -            -
                                    ----------   ----------   ----------   ----------   ----------

Balance as of December 31, 2002     12,412,166        5,575        4,500            1       62,810

Net loss                                     -            -            -            -            -
                                    ----------   ----------   ----------   ----------   ----------

Balance as of December 31, 2003     12,412,166        5,575        4,500            1       62,810

Issuance of shares (net of
  issuance expenses in the amount
  of $ 296)                          4,604,681        1,007            -            -       15,393
Deferred stock based compensation            -            -            -            -        1,040
Amortization of deferred stock
  based compensation                         -            -            -            -            -
Net loss                                     -            -            -            -            -
                                    ----------   ----------   ----------   ----------   ----------



Balance as of December 31, 2004     17,016,847   $    6,582        4,500   $        1   $   79,243
                                    ==========   ==========   ==========   ==========   ==========


                                     DEFERRED       OTHER
                                      STOCK      COMPREHENSIVE  ACCUMULATED    TREASURY
                                   COMPENSATION     INCOME       DEFICIT        SHARES        TOTAL
                                    ----------    ----------    ----------    ----------    ----------
Balance as of January 1, 2002       $      (68)   $       50    $   (2,372)   $   (7,408)   $   58,588

Foreign currency translation
  adjustments                                -           (50)            -             -           (50)
Amortization of deferred stock
  compensation                              68             -             -             -            68
Net loss                                     -             -       (17,498)            -       (17,498)
                                    ----------    ----------    ----------    ----------    ----------

Balance as of December 31, 2002              -             -       (19,870)       (7,408)       41,108

Net loss                                     -             -        (4,453)            -        (4,453)
                                    ----------    ----------    ----------    ----------    ----------

Balance as of December 31, 2003              -             -       (24,323)       (7,408)       36,655

Issuance of shares (net of
  issuance expenses in the amount
  of $ 296)                                  -             -             -             -        16,400
Deferred stock based compensation       (1,040)            -             -             -             -
Amortization of deferred stock
  based compensation                       554             -             -             -           554
Net loss                                     -             -        (6,865)            -        (6,865)
                                    ----------    ----------    ----------    ----------    ----------



Balance as of December 31, 2004     $     (486)   $        -    $  (31,188)   $   (7,408)   $   46,744
                                    ==========    ==========    ==========    ==========    ==========


The accompanying notes are an integral part of the consolidated financial statements.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                            YEAR ENDED DECEMBER 31,
                                                                       --------------------------------
                                                                         2002        2003        2004
                                                                       --------    --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                             $(17,498)   $ (4,453)   $ (6,865)
  Adjustments to reconcile net loss to net cash provided by
    operating activities:
    Depreciation, amortization and impairment of property, plant and
      equipment                                                           9,722       9,005      10,760
    Restructuring charges                                                 4,172           -           -
    Amortization of deferred stock compensation                               -           -         554
    Loss related to conditional obligation                                    -           -         150
    Cumulative effect of change in accounting principles                 17,994           -           -
    Accrued severance pay, net                                            1,285        (692)        380
    Deferred income taxes, net                                            4,571        (621)       (853)
    Realization of pre-acquisition acquired operating losses                  -           -         489
    Equity in losses of affiliated companies                              1,172         183           -
    Loss (gain) on disposal of property, plant and equipment, net             8        (199)         28
    Minority interest in earnings of a subsidiary                           822       2,550       1,945
    Loss from issuance of shares in subsidiary to third party             2,082           -           -
    Pre-acquisition earnings of a subsidiary                                  -          85           -
  Changes in operating assets and liabilities:
    Decrease (increase) in trade receivables, net                         2,019      (3,006)      3,515
    Decrease (increase) in other accounts receivable and prepaid
      expenses                                                             (343)       (469)         65
    Increase in inventories                                              (2,634)     (4,482)     (1,461)
    Increase (decrease) in trade payables                                 4,227       3,911        (567)
    Increase (decrease) in other accounts payable and accrued
      expenses                                                           (1,753)      1,064      (1,231)
                                                                       --------    --------    --------

Net cash provided by operating activities                                25,846       2,876       6,909
                                                                       --------    --------    --------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property, plant and equipment                              (2,977)     (3,948)     (8,950)
  Investment grants received                                              1,659       1,868       1,156
  Investment in affiliated companies                                       (279)       (125)          -
  Proceeds from sale of property, plant and equipment                       218         499         422
  Acquisition of Macro Clothing (b)                                           -         300        (106)
                                                                       --------    --------    --------

Net cash used in investing activities                                    (1,379)     (1,406)     (7,478)
                                                                       --------    --------    --------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Receipt of long-term bank loans                                        25,772       8,500           -
  Repayment of long-term bank loans and other loans                     (53,980)    (22,614)     (9,854)
  Payments under capital lease                                           (1,831)     (1,691)     (1,488)
  Short-term bank credit, net                                            (3,908)     14,506      (9,276)
  Payment under issuance of shares to minority shareholders              (1,214)          -           -
  Proceeds from issuance of shares to minority shareholders              12,358           -           -
  Dividend paid to minority interest in subsidiary                            -      (1,166)       (706)
  Proceeds from issuance of shares and conditional obligation, net            -           -      19,704
                                                                       --------    --------    --------

Net cash used in financing activities                                   (22,803)     (2,465)     (1,620)
                                                                       --------    --------    --------

Increase (decrease) in cash and cash equivalents                          1,664        (995)     (2,189)
Cash and cash equivalents at the beginning of the year                    5,078       6,742       5,747
                                                                       --------    --------    --------

Cash and cash equivalents at the end of the year                       $  6,742    $  5,747    $  3,558
                                                                       ========    ========    ========

The accompanying notes are an integral part of the consolidated financial statements.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                     YEAR ENDED DECEMBER 31,
                                                                  -----------------------------
                                                                    2002       2003       2004
                                                                  -------    -------    -------
(a) CASH PAID DURING THE YEAR FOR:

       Interest                                                   $ 5,962    $ 3,538    $ 2,809
                                                                  =======    =======    =======

       Income taxes, net of refunds received                      $   (37)   $    60    $   272
                                                                  =======    =======    =======

(b) ACQUISITION OF MACRO CLOTHING:

       Working capital deficiency, net                            $     -    $   692    $     -
       Property and equipment, net                                      -       (369)         -
       Goodwill                                                         -       (122)      (367)
       Accrued severance pay, net                                       -         99          -
                                                                  -------    -------    -------

                                                                        -        300       (367)
                                                                  -------    -------    -------

       Accrued payments                                                 -          -        261
                                                                  -------    -------    -------

                                                                  $     -    $   300    $  (106)
                                                                  =======    =======    =======
(c) SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING
       ACTIVITY:

       Purchase of property, plant and equipment by credit, net
       of investment grants receivables                           $  (740)   $(2,346)   $  (490)
                                                                  =======    =======    =======

The accompanying notes are an integral part of the consolidated financial statements.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:- GENERAL

     a. Tefron Ltd, a company organized under the laws of the State of Israel ("the Company") and its subsidiaries are engaged in the design, manufacture and sale of knitted intimate apparel, swimwear and active wear, which are manufactured using two different techniques (seamless and cut and sew) and products for the health care industry (see also
          Note 15). The Company's principal market is the United States.

          The Company's significant subsidiaries are Hi-Tex, founded by the Company ("Hi-Tex"), which commenced operations in 1997, Alba-Waldensian, Inc. ("Alba"), which was purchased in December 1999, and Macro Clothing Ltd. ("Macro") which was purchased in April 2003.

     b.   Acquisition of Macro Clothing Ltd. ("Macro"):

          In April 2003, the Company agreed to acquire 100% of the outstanding Ordinary shares of Macro from Macpell Industries Ltd. ("Macpell"). The closing date of the agreement was May 5, 2003. Macro manufactures, markets and sells swimsuits and beachwear. The purchase has diversified the Company's line of products. Pursuant to the terms of the agreement, the Company assumed certain guarantees to the bank granted by Macpell in favor of Macro in the aggregate amount of approximately $ 530 and Macpell paid the Company $ 300 to assume the aforementioned guarantees. As a result, the Company recorded goodwill in the amount of $ 122. In addition, Macpell assigned to the Company its rights to a loan granted to Macro in the amount of approximately $
          522. Under the terms of the acquisition agreement, contingent cash payments of $ 367 were accrued or paid in 2004 since certain financial performance criteria were met. As a result, the Company recorded an additional consideration which increased the purchase price. Since the realized pre-acquisition tax carryforward losses exceeded the total purchase price, including the total contingent consideration, the additional consideration and the initial goodwill allocated in 2003 were recorded as income tax expenses.

          The acquisition has been treated using the purchase method of accounting in accordance with SFAS No. 141 "Business Combination". The purchase price has been allocated to the assets acquired and to the assumed liabilities based on their estimated fair value at the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired has been recorded as goodwill.

          The operating results of Macro were consolidated for reasons of convenience effective April 1, 2003. The operating results for the period prior to the acquisition (from April 1, 2003 through May 5, 2003), amounting to an income of $ 85, were deducted from the Company's consolidated results of operations. Pro forma information was not provided due to immateriality.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 1:- GENERAL (CONT.)

     c. On September 6, 2002, the Health Products Division of Alba Waldensian, Inc. ("Alba"), a wholly-owned subsidiary of Tefron U.S. Holdings Corp. which is a wholly-owned subsidiary of the Company, formed a new entity with Encompass Group, LLC, a Delaware limited liability company ("Encompass") and General Electric Capital Corporation, a Delaware corporation ("GE Capital"), to operate Alba's health products business through AlbaHealth, LLC, a newly formed Delaware limited liability company ("AlbaHealth"). In connection with the formation of AlbaHealth, Alba contributed substantially all of the assets of its health products division (together with associated liabilities, including certain existing bank indebtedness collateralized by such assets) to AlbaHealth in exchange for a 48.325% ownership interest in AlbaHealth. Both Encompass and GE Capital contributed cash to AlbaHealth in the amount of $ 12,000 and $ 1,000, in exchange for a 48.325% and 3.35% ownership interest in AlbaHealth, respectively. For a period of three years commencing September 6, 2004, Alba and GE Capital each have an option to sell all, but not less than all, of their interest in AlbaHealth to Alba Health, in exchange for its fair value, which will be determined based on a formula set forth in the agreement.

          The Company has control over the financial and operating policies of AlbaHealth through its rights to appoint the majority of AlbaHealth's directors. Therefore, the Company consolidates AlbaHealth's financial statements.

     d. On December 4, 2002, the Company announced that in the first quarter of 2003 the manufacturing of products from Alba located in Valdese, North Carolina ("Alba Consumer") to its facility in Israel. Marketing and distribution will remain in the U.S. The Company completed the restructuring plan during 2003.

          In connection with the aforementioned and in accordance with EITF Issue 94-3, "Liability Recognition of Certain Employee Termination Benefits and Other Costs to Exit an Activity" and SAB-100, "Restructuring and Impairment Charges", the Company recorded in the fourth quarter of 2002 restructuring charges of $ 5,343.

          The major components of the fiscal 2002 restructuring charges were as follows:

                                         YEAR ENDED
                                        DECEMBER 31,
                                            2002
                                           ------
Write-down of long-lived assets            $2,621
Inventory mark-down                         1,550
Employee termination and severance costs    1,172
                                           ------

                                           $5,343
                                           ======

          The cash and the non-cash elements of the expenses of the restructuring plan amounted to approximately $ 1,200 and $ 4,100, respectively. As a result of the restructuring, 250 positions were eliminated in Alba. The liability in respect of the employee termination and severance costs as of December 31, 2002, 2003 and 2004 amounted to $ 1,172, $ 214 and none, respectively. The change in the aforementioned liability during 2003 resulted from payment of severance pay to the terminated employees.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 1:- GENERAL (CONT.)

     e.   During 2002, 2003 and 2004, 63.9%, 58.2% and 60.7% respectively, were derived from the three largest customers all located in the United States. The Company's arrangements with its customers do not contain minimum purchase requirements and there can be no assurance that the principal customers will continue to purchase the Company's products in the same volumes or on the same terms as they have done in the past. A material decrease of purchases made by the major customers or a material adverse change in the terms of such purchases could have a material adverse effect on the Company's results of operations.


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are:

     a.   Use of estimates:

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     b.   Financial statements in U.S. dollars:

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

          Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement No. 52 of the Financial Accounting Standards Board ("FASB") "Foreign Currency Translation". All transactions gains and losses from the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses as appropriate.

     c.   Principles of consolidation:

          The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and those of AlbaHealth (see
          Note 1c). Intercompany balances and transactions have been eliminated in consolidation.

     d.   Cash equivalents:

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


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     e.   Inventories:

          Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, discontinued products, and items with a market price that is lower than cost. Cost is determined as follows:

          Raw materials, accessories and packaging materials - using the "moving average cost" method.

          Work-in-progress and finished products - using standard costs which are adjusted to actual costs.

     f.   Property, plant and equipment, net:

          Property, plant and equipment are stated at cost, net of accumulated depreciation and investment grants. Investment grants are recorded at the time the Company is entitled to such grants. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

                                                                       %
                                                                     -------
          Buildings                                                   2.5
          Machinery and equipment                                      7
          Installations and leasehold improvements                   5 - 10
          Motor vehicles                                              15
          Furniture and office equipment                             6 - 25

          Leasehold improvements are amortized over the term of the lease, including reasonably assured renewal options, or the useful lives of the assets, whichever is shorter. The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company recorded impairment losses of $ 771 for the year ended December 31, 2004.

     g.   Goodwill:

          Goodwill is measured as the excess of the cost of an acquired company over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. Goodwill is not amortized, but rather reviewed for impairment at least annually in accordance with the provisions of SFAS No. 142.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          SFAS No.142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable o each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. The Company performed annual impairment test during 2003 and 2004 and no impairment losses have been identified.

     h.   Investments in affiliated companies:

          Affiliated companies are companies in which the Company is able to exercise significant influence over their operating and financial policies. The investments in affiliated companies are accounted for by the equity method. The excess of the purchase price over the fair value of net assets acquired has been attributed to goodwill. Income from intercompany sales, not realized outside the Group, is eliminated.

          The Company's investments in these companies is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable, in accordance with Accounting Principle Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock" ("APB No. 18"). During 2004, based on management's most recent analyses, impairment losses have been recorded in the amount of $ 296 which reduced the investments to zero.

     i.   Severance pay:

          The Company's liability for severance pay in Israel is calculated pursuant to Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its Israeli employees, is fully provided by monthly deposits with insurance policies, pension and severance pay funds and by an accrual. The value of the severance pay funds is recorded as an asset in the Company's balance sheet. The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these funds. Severance pay expenses amounted to $ 1,285, $ 357 and $ 1,035 for the years ended December 31, 2002, 2003 and 2004, respectively (in 2002, includes $ 1,172, which was recorded as restructuring charges).

     j.   Revenue recognition:

          Revenues from sales are recognized in accordance with Staff Accounting Bulletin No. 104 "Revenue Recognition in Financial Statements", ("SAB No. 104"), when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable, no further obligation exists and collectibility is probable.

          The Company's subsidiary maintains a provision for product returns, in accordance with Statement of Financial Accounting Standard No. 48, "Revenue Recognition When A Right Of Return Exists". The provision for products returns amounted to $ 634, $ 550 and $ 122 for the years ended December 31, 2002, 2003 and 2004, respectively.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     k.   Income taxes:

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

     l.   Stock-based compensation:

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

          In 2002, the FASB issued FAS 148 "Accounting for Stock-Based Compensation - Transition and Disclosure, an Amendment of FASB Statement No. 123" ("SFAS 148"). SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Company continues to apply the provisions of APB 25 in accounting for share based compensation. Had compensation cost been determined under the alternative fair value accounting method provided for under SFAS No. 123, the Company's loss and loss per share would have been increased to the following pro forma amounts:

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                                                     YEAR ENDED DECEMBER 31,
                                               ----------------------------------
                                                  2002         2003        2004
                                               ---------    --------    ---------
Net loss as reported                           $ (17,498)   $ (4,453)   $  (6,865)
Add: Stock-based compensation expense
  included in the determination of net loss
  as reported                                         68           -          554
Deduct: Stock-based compensation expense
  determined under fair value method for all
  awards                                            (923)       (911)      (1,359)
                                               ---------    --------    ---------

Pro forma net loss                             $ (18,353)   $ (5,364)   $  (7,670)
                                               =========    ========    =========

Basic and diluted net loss per share:
Income (loss) before cumulative effect of
  change in accounting principles pro forma    $    0.04    $  (0.43)   $   (0.49)
                                               =========    ========    =========
Income (loss) before cumulative effect of
  change in accounting principles pro forma    $   (0.02)   $  (0.43)   $   (0.49)
                                               =========    ========    =========
Net loss as reported                           $   (1.41)   $  (0.36)   $   (0.44)
                                               =========    ========    =========
Net loss pro forma                             $   (1.47)   $  (0.43)   $   (0.49)
                                               =========    ========    =========

          The fair value for these options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions:

                          2002    2003    2004
                          ----    ----    ----
Risk-free interest rate    2%      1.5%    2%
Expected dividend yield    0%      0%      0%
Expected volatility       94.5%   94.2%   36%
Expected lives             2       2       3

     m.   Fair value of financial instruments:

          The carrying amount reported in the balance sheet for cash and cash equivalents, trade receivables, short-term credit and trade payables approximates their fair values due to the short-term maturities of such instruments. Values of long-term loans approximate their fair values due to the variable interest rates on these loans.

          The fair values of capital lease obligations are estimated by discounting the future cash flows using current interest rates for leases of similar terms and maturities. The carrying amount of the capital lease obligations approximates their fair value since such obligations bear interest at a rate which approximates market rate.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     n.   Loss per share:

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

          In all reported periods, no diluted loss per share was presented because the effect of all outstanding options was anti-dilutive (1,755,874, 1,817,323 and 2,422,805 outstanding options as of December 31, 2002, 2003 and 2004, respectively).

     o.   Concentrations of credit risk:

          Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. Cash and cash equivalents are invested mainly in U.S. dollars with major banks in Israel. Accordingly, the Company's management believes that minimal credit risk exists with respect to cash and cash equivalents. Trade receivables are derived from sales to major customers located primarily in the U.S. The allowance for doubtful accounts comprises specific accounts the collectibility of which, based upon management's estimate, is doubtful. The doubtful account expenses for the years ended December 31, 2002, 2003 and 2004, were $ 274, $ 27 and $ 16, respectively.

          As of the balance sheet date there are no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

     p.   Impact of recently issued accounting standards:

          In November 2004, the FASB issued Statement of Financial Accounting Standard No. 151, "Inventory Costs, an Amendment of ARB No. 43, Chapter 4." ("SAFS 151"). SFAS 151 amends Accounting Research Bulletin ("ARB") No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SAFS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 151 will have a material effect on its financial position or results of operations.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          In December 2004, the FASB issued Statement of Financial Accounting Standard No. 153, "Exchanges of Nonmonetary Assets, an Amendment of APB Opinion No. 29" ("SFAS 153"). The guidance in APB Opinion No. 29, "Accounting for Nonmonetary Transactions" ("APB 29"), is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. APB 29 includes certain exceptions to that principle. SFAS 153 amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has a commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 153 will have a material effect on its financial position or results of operations.

          On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123 (revised 2004), "Share-Based Payment" ("Statement 123(R)"), which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("Statement 123"). Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statements 123 permitted, but not required, share-based payments to employees to be recognized based on their fair values while Statement 123(R) requires all share-based payments to employees to be recognized based on their fair values. Statement 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The new standard will be effective for the Company in the first interim period beginning after June 15, 2005. The Company expects that the adoption of Statement 123(R) will have a significant effect on its results of operations.

     q.   Reclassification:

          Certain prior year amounts were reclassified to conform to current year financial statement presentation.


NOTE 3:- GOODWILL

     Goodwill attributed to operating segments for the years ended December 31, 2003 and 2004 is as follows:


                                                  MACRO         HEALTHCARE-
                                                 CLOTHING           USA           TOTAL
                                                 --------        --------       --------
Balance as of January 1, 2003                    $      -        $ 30,743       $ 30,743

Acquisition of Macro Clothing                         122               -            122
                                                 --------        --------       --------

Balance as of December 31, 2003                       122          30,743         30,865

Realization of pre-acquired operating loss           (122)              -           (122)
                                                 --------        --------       --------

Balance as of December 31, 2004                  $      -        $ 30,743       $ 30,743
                                                 ========        ========       ========

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

NOTE 3:- GOODWILL (CONT.)

     On December 13, 1999, AWS Acquisition Corp. ("AWS"), a wholly-owned subsidiary of Tefron U.S. Holdings Corp. ("Holdings"), a wholly-owned subsidiary of the Company, completed its tender offer for 100% of the outstanding Common stock of a U.S. company, Alba-Waldensian Inc. ("Alba") which manufactures seamless apparel and specialty knitted health care products. AWS and Holdings were formed in connection with the purchase of Alba's stock and, immediately following the purchase, AWS was merged into Alba, as the surviving corporation. The acquisition, which was accounted for as a purchase, included the purchase of outstanding shares of Common stock of Alba at $ 18.50 per share that, in addition to acquisition costs of $ 3,273, resulted in a total purchase price of $ 63,418. The goodwill deriving from the acquisition amounted to $ 51,302.

     On January 1, 2002, the Company adopted SFAS 142. Accordingly, the Company, based on a valuation by an independent expert, compared the fair value of each reporting unit to its carrying amount. Based on the aforementioned valuation, the healthcare reporting unit's carrying amount exceeded its fair value and, as a result, the goodwill identified with that reporting unit, which had a carrying amount of $ 17,994, was written off under the provisions of SFAS No. 142. The transitional impairment loss was recognized as a cumulative effect of a change in accounting principle as of January 1, 2002, in the Company's statement of operations. See Note 15 for a description of the Company's segments.


NOTE 4:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES


                                                                            DECEMBER 31,
                                                                        ---------------------
                                                                          2003          2004
                                                                        -------       -------
               Government authorities:
                 VAT, customs and other levies recoverable              $ 2,071       $ 1,509
                 Investment grant receivable                              1,897         1,400
                 Income tax advances, net of accruals                        92           175
               Deferred income taxes (see Note 14)                          589           425
               Advances to suppliers                                        303           491
               Prepaid expenses                                             703           738
               Other                                                        511           958
                                                                        -------       -------

                                                                        $ 6,166       $ 5,696
                                                                        =======       =======

NOTE 5:- INVENTORIES

               Raw materials, accessories and packaging materials       $11,128       $11,469
               Work-in progress                                          11,214        11,807
               Finished products                                          9,334         9,861
                                                                        -------       -------

                                                                        $31,676       $33,137
                                                                        =======       =======


     In the years ended December 31, 2002, 2003 and 2004, the Company recorded inventory write-downs in the amount of $ 1,756 (out of which $ 1,550 was recorded as restructuring costs), $ 582 and $ 969, respectively. These write-downs were recorded as cost of sales.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 6:- PROPERTY, PLANT AND EQUIPMENT, NET

     Composition of assets grouped by major classifications, are as follows:

                                                       DECEMBER 31,
                                                --------------------------
                                                   2003            2004
                                                ---------        ---------
Cost:
  Buildings                                     $   7,767        $   6,933
  Machinery and equipment (2)                     172,865          178,546
  Installation and leasehold improvements           5,138            5,175
  Motor vehicles                                      557              611
  Furniture and office equipment                    3,562            3,786
  Investment grants                               (32,155)         (32,957)
                                                ---------        ---------

                                                  157,734          162,094
                                                ---------        ---------
Accumulated depreciation:
  Buildings                                           725              767
  Machinery and equipment                          71,097           79,694
  Installation and leasehold improvements           1,830            1,942
  Motor vehicles                                      402              488
  Furniture and office equipment                    1,853            2,504
  Investment grants                               (15,646)         (17,232)
                                                ---------        ---------

                                                   60,261           68,163
                                                ---------        ---------

Depreciated cost                                $  97,473        $  93,931
                                                =========        =========

     (1) Depreciation expenses for the years ended December 31, 2002, 2003 and 2004 were $ 9,722, $ 8,592 and $ 9,348, respectively.

     (2) December 31, 2003 - represents an advance payment to a machinery and equipment supplier in the amount of $ 1,166, which was exercised at the beginning of 2004.

     (3) During 2004, the Company had decided to dispose of five idle buildings of the seamless segment. The buildings were classified as held for sale and are presented in other accounts receivables, in accordance with Statement of Financial Accounting Standard No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). Accordingly, these buildings were measured at the lower of their carrying amount or fair value less costs to sell. In respect of the above, the Company recorded a loss in the amount of $ 771, resulting from the adjustment of the carrying amount of the buildings to their fair value less costs to sell. In November 2004, three of the buildings was sold for consideration of $ 160. The impaired building was classified as held for sale and is presented in other accounts receivable in the amount of $ 255.

          As for liens, see Note 11.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 7:- INVESTMENT IN AFFILIATED COMPANY

          In June 2001, the Company acquired, through a wholly-owned subsidiary, 49.9% of JBA Production S.A. ("JBA"), a company operating in Madagascar and engaged in the manufacture of bras, in consideration of approximately $ 1,300. As part of the JBA acquisition, the Company invested approximately $ 200 for 50.1% ownership interest of a new marketing company, Tefrani SA, which was designated to be engaged in the marketing of most of JBA's products. The investment in Tefrani was accounted for by the equity method because its operations are immaterial.

          During 2002, the Company recorded an impairment loss amounting to $ 780 in respect of its investment in JBA.

          In 2004, due to disputes that arose between the Company and the other shareholders in Tefrani SA and JBA, the operations have been ceased and the Company decided to record impairment loss in the amount of $ 296 which reduced the investment in JBA to zero.

NOTE 8:- SHORT-TERM BANK CREDIT

                                       WEIGHTED AVERAGE
                                        INTEREST RATE
                                      ------------------
                                          DECEMBER 31,             DECEMBER 31,
                                      ------------------        ------------------
                                       2003       2004            2003       2004
                                      -------    -------        -------    -------
                                               %
                                      ------------------
Loans and bank credit in NIS          9.0            6.7        $29,161              994
                                                                -------          -------

                                                                $30,631          $21,355
                                                                =======          =======

          As for collateral - see Note 11.

NOTE 9:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Employees and payroll accruals                                  $ 5,298          $ 4,820
Accrued expenses                                                  2,984            2,492
Equipment suppliers                                               2,864            1,877
                                                                -------          -------

                                                                $11,146          $ 9,189
                                                                =======          =======

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 10:- LONG-TERM LOANS

     a.   Composition:


                                                                  WEIGHTED AVERAGE
                                                                    INTEREST RATE
                                                             ---------------------------
                                                                     DECEMBER 31,                        DECEMBER 31,
                                                             ---------------------------    ------------------------------------
                                                                 2003           2004              2003                2004
                                                             ------------   ------------    ----------------    ----------------
                                                                          %
                                                             ---------------------------
                 Loans in U.S. dollars:
                   Banks (variable interest
                     LIBOR plus 1.5%-4.5%)                   2.375-6.4          3.7-6.78              $65,763          $56,830
                   Capital lease obligation                      7-9              7-9                   1,694              206
                   Other                                         7-9              7-9                   1,036              116
                                                                                                      -------          -------

                                                                                                       68,493           57,152
                                                                                                      -------          -------
                 Less - current maturities:
                   Loans from banks and others                                                         10,328            9,039

                   Capital lease obligation                                                             1,367              206
                                                                                                      -------          -------

                                                                                                       11,695            9,245
                                                                                                      -------          -------

                                                                                                      $56,798          $47,907
                                                                                                      =======          =======

     b.   The loans as of December 31, 2004 mature as follows:

                 December 31,

                 2005 (current maturities)                                      $ 9,245
                 2006                                                             9,369
                 2007                                                             8,923
                 2008                                                             5,923
                 2009 and thereafter                                             23,692
                                                                                -------

                                                                                $57,152
                                                                                =======


     c. Upon the closing of the Share Purchase Agreement with the investor controlled by FIMI (see Note 12), the Company entered into new financing arrangements with its bank creditors. The new financing arrangements contain different financial covenants and ratios from those in the Company's previous bank loan agreements. As of December 31, 2004, the Company met those covenant criteria.

     d.   As for collateral, see Note 11.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 11:- LIENS, CONTINGENCIES AND COMMITMENTS

     a. All bank debt is collateralized by a floating charge (a continuing charge on the Company's present and future assets but permitting the Company to dispose of such assets in the ordinary course of business) on all of the assets of the Company and its subsidiaries.

     b. In accordance with the provisions of the Law for the Encouragement of Capital Investments, 1959, the Company and its subsidiaries in Israel received grants from the State of Israel in respect of investments in their plants (see Note 14). The conditions in the letters of approval extending the grants from the State of Israel primarily include the requirements that the investments be made according to the approved plan and that at least 30% of the investments be financed by outstanding share capital. Non-fulfillment of these conditions would require the refund of the grants linked to the Consumer Price Index in Israel from the date of receipt plus interest. To guarantee fulfillment of the conditions for receipt of the grants, the Company and its subsidiaries have recorded floating charges on all of their assets in favor of the State of Israel.

     c. The facilities of the Company and most of its Israeli subsidiaries are located in buildings leased for various periods ending between 2005 and 2012. The Company has renewal options for additional periods.

          The significant leases are with a related party, a company controlled by the principal shareholders, ending between 2008 and 2024 (including renewal options) at an annual rental of $ 2,823. 50% of the basic rental payments is linked to Israel's CPI and 50% is linked to the U.S. cost of living index. The remaining lease payments are in, or linked to, the U.S. dollar.

          The aggregate minimum rental, commitments under non-cancelable leases, based on the above agreements as of December 31, 2004, is as follows:

2005                         $3,585
2006                         $2,645
2007                         $2,518
2008                         $2,370
2009                         $2,370
2010 and thereafter          $5,081

          Rental expenses for 2002, 2003 and 2004, amounted to $ 3,348, $ 3,121 and $ 3,163, respectively.

     d.   Legal proceedings:

          There are no material pending legal proceedings, other than litigations in the ordinary course incidental to the business to which the Company or any of its subsidiaries are subject.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 12:- SHAREHOLDERS' EQUITY

     a. On April 22, 2004, the transactions pursuant to the Share Purchase Agreement with a partnership controlled by FIMI Opportunity Fund ("Fimi") and pursuant to the Share Purchase Agreement with Leber Partners, L.P., a limited partnership ("the Investor") were closed. Under the agreements, the Company issued 3.53 million and 1.07 million Ordinary shares of the Company to Fimi and the Investor, respectively, at a price per share of $ 4.25 and $ 4.65 ("the PPS"), respectively, for a total cash consideration of $ 15 million and $ 5 million, respectively. The proceeds received may be adjusted, as described below.

          According to the agreements, in the event that the Company's earnings before income tax, depreciation and amortization ("EBITDA"), excluding
          (i) the EBITDA of Alba Health LLC to the extent it exceeds zero, and
          (ii) any increase in the EBITDA of Alba Waldensian, Inc., as a result of the exercise of the Put Option for fiscal year 2004 ("the 2004 EBITDA"), is less than $ 23 million, then the PPS shall be adjusted as follows: (i) if the Company's 2004 EBITDA is equal to or lower than $ 16 million, then the PPS will be retroactively reduced by $ 0.75, and
          (ii) if the Company's 2004 EBITDA is higher than $ 16 million but lower than $ 23 million, the PPS will be retroactively reduced at an amount of less than $ 0.75, which will be calculated according to the formula set forth in the agreement (Adjusted PPS). If the Company's 2004 EBITDA is higher than $ 23 million, no adjustment will be made.

          In the event that the adjusted PPS is not equal to the PPS, the Company, at its sole discretion, shall either (i) deliver Fimi and the Investor, within fourteen business days following the release of the 2004 financial statements, a number of additional ordinary shares that is equal to the difference between the number of purchased shares issued to Fimi and the Investor at the Closing date and the number of ordinary shares that would have been issued to Fimi and the Investor at the Closing date had the original PPS been equal to the adjusted PPS, or (ii) pay Fimi and the Investor, within ten business days following the release of the 2004 financial statements, a cash amount equal to the difference between the price per share and the adjusted PPS per each share purchased by Fimi and the Investor.

          The agreements include two instruments: shares and a conditional obligation that is freestanding of the shares and can be settled in shares at the Company's discretion. Therefore the conditional obligation is a liability and not equity since the value of the payout is based on the performance condition and not based on the shares. As a result, the conditional obligation should be measured at fair value on transaction date and on each balance sheet date. The difference between the initial values assigned to the liability component and the final payout was charged to statements of operations.

          The conditional obligation was recorded at the inception of the agreement and as of December 31, 2004 in an amount of $ 3,304 and 3,454, respectively. The difference of $ 150 was recorded as financial expenses.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 12:- SHAREHOLDERS' EQUITY (CONT.)

     b.   Equity credit line:

          On March 9, 2004, the Company entered into a Private Equity Credit Agreement with funds advised by Southridge Capital Management LLC ("Southridge"). Under the agreement, the Company has an option to call funds from an equity credit line facility provided by Southridge of up to the lesser of $ 15,000 or 19.9% of the Company's outstanding share capital over the next three years. Under the financing facility, the Company will be entitled to issue shares to Southridge from time to time, at its own election, subject to certain minimum and maximum limitations, but in no event will Southridge be obligated to own more than 4.99% of the Company's Ordinary shares at any time. The price to be paid by Southridge will be at a discount of 6% on the market price of the Company's Ordinary shares (as calculated under the agreement) during a period prior to the issuance of the shares. Before drawing on the equity line, the Company must satisfy certain closing conditions, including the effectiveness of a registration statement to be filed by the Company, relating to the shares to be issued to Southridge. As of December 31, 2004, no funds were called.

     c.   Stock options:

          In September 1997, the Company's Board of Directors adopted a Share Option Plan in which 1,166,049 Ordinary shares were reserved for issuance to directors, officers and employees of the Company. At general meetings of shareholders in August 1999 ,July 2001 and March 2004, it was resolved to increase the number of shares reserved for issuance under the Share Option Plan by 600,000, 500,000 and 446,274 Ordinary shares, respectively. The options vest over a period of three years and expire after 10 years from the grant date or upon termination of employment.

          On April 22, 2004, upon the completion of the Purchase Agreement described in a. above, the Company granted, the Company's CEO, 650,000 options ("the Options"), which may be exercised to purchase up to 650,000 Ordinary shares of the Company, at an exercise price of $ 4.25 per share. The Options vest over four years commencing January 1, 2004 and expire 10 years from the date of the grant. The market price of the Company's shares on the date of grant was $ 5.85. Accordingly, The Company recorded a compensation expense of $ 554. This expense was included as part of general and administrative expenses.

          Except for these options, all other options are granted with an exercise price equal to the market value at the date of grant. The weighted average fair values of the options granted during 2002, 2003 and 2004 were $ 1.65, $ 1.67 and $ 2, respectively.

          As of December 31, 2004, 289,518 options were available for future grants under the aforementioned plan.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 12:- SHAREHOLDERS' EQUITY (CONT.)

               A summary of the Company's share option activity under the plan is as follows:


                                                                     YEAR ENDED DECEMBER 31,
                              ------------------------------------------------------------------------------------------------------
                                         2002                                  2003                                   2004
                              -----------------------------        ----------------------------         ----------------------------
                                                  WEIGHTED                            WEIGHTED                             WEIGHTED
                                                  AVERAGE                             AVERAGE                              AVERAGE
                                NUMBER            EXERCISE           NUMBER           EXERCISE            NUMBER           EXERCISE
                              OF OPTIONS           PRICE           OF OPTIONS          PRICE            OF OPTIONS           PRICE
                              ----------         ----------        ----------        ----------         ----------         ---------
Options outstanding
   at beginning of
   year                        1,138,474           $ 7.04           1,755,874           $ 3.14           1,817,323           $4.54
Changes during the
   year:
   Granted                       838,553           $ 3.52             160,284           $ 3.5              730,000           $4.26
   Forfeited or
     canceled                   (221,153)          $10.31             (98,835)          $10.11            (124,518)          $4.23
                              ----------                           ----------                            ----------

Options outstanding
   at end of year              1,755,874           $ 3.14           1,817,323           $ 4.54           2,422,805           $4.48
                              ==========           ======          ==========           ======          ==========           =====

Options exercisable
   at the end of the
   year                          641,804           $ 7.65           1,031,679           $ 5.53           1,422,551           $4.83
                              ==========           ======          ==========           ======          ==========           =====


               The following table summarizes information about options outstanding and exercisable at December 31, 2004:


                                                                                                               WEIGHTED
                                               OPTIONS                        WEIGHTED         OPTIONS         AVERAGE
                                             OUTSTANDING       WEIGHTED       AVERAGE        EXERCISABLE      EXERCISE
                           RANGE OF             AS OF          AVERAGE       REMAINING          AS OF          PRICE OF
                           EXERCISE          DECEMBER 31,      EXERCISE     CONTRACTUAL      DECEMBER 31,      OPTIONS
                             PRICE               2004           PRICE       LIFE (YEARS)        2004         EXERCISABLE
                     --------------------- ----------------- -------------- -------------- ----------------- --------------
                            $ 15.00            59,000            $  15.00         5.46            59,000         $  15.00
                         $8.13 - $ 9.5        223,500            $   8.74         4.34           223,500         $   8.74
                         $ 3.5 - $ 4.31     2,140,305            $   3.74         7.85         1,140,051         $   3.53
                                           ----------                                          ---------

                                            2,422,805            $   4.48         7.47         1,422,551         $   4.83
                                           ==========                                          =========

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 13:- SUPPLEMENTARY INFORMATION TO STATEMENTS OF OPERATIONS

     a.   Cost of sales:

                                                                          YEAR ENDED DECEMBER 31,
                                                            -------------------------------------------------
                                                               2002               2003                 2004
                                                            ---------           ---------           ---------
        Materials                                           $  70,274           $  64,322           $  80,650
        Salaries and related expenses                          42,327              39,878              39,536
        Subcontracting                                         13,750              10,673              12,027
        Other production costs                                 18,855              19,141              20,140
        Depreciation                                            9,060               8,048               8,704
        Increase in work-in progress and finished
          products                                             (2,881)             (2,640)             (1,120)
                                                            ---------           ---------           ---------

                                                            $ 151,385           $ 139,422           $ 159,937
                                                            =========           =========           =========

     b.   Financial expenses (income):

        Finance expenses:
          Interest on long-term loans                       $   3,942           $   3,319           $   2,657
          Interest on short-term loans                            727               1,042                 977
          Exchange rate differences, net                          480                 682                 450
          Bank expenses and other, net                            335                 585                 978
          Loss related to conditional obligation                    -                   -                 150
                                                            ---------           ---------           ---------

                                                                5,484               5,628               5,212
        Interest income on bank deposits                          (27)                  -
                                                            ---------           ---------           ---------

                                                            $   5,457           $   5,628           $   5,212
                                                            =========           =========           =========

     c.   Other income (expenses):

        Loss on issuance of subsidiary's shares to
          third parties                                     $  (2,082)          $       -           $       -
        Other gains (losses)                                     (211)                228                   -
                                                            ---------           ---------           ---------

                                                            $  (2,293)          $     228           $       -
                                                            =========           =========           =========

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 14:- TAXES ON INCOME

     a.   Reduction in corporate tax rate:

          On June 2004, the Israeli Parliament approved an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), which progressively reduces the regular corporate tax rate from 36% to 35% in 2004, to 34% in 2005 to 32% in 2006 and to a rate of 30% in 2007.

     b.   Applicable tax laws:

          The Company and its subsidiaries in Israel are "industrial companies" in conformity with the Law for the Encouragement of Industry (Taxes) 1969. The principal benefits to which the companies are entitled under this Law are accelerated rates of depreciation, consolidated tax returns and a deduction for tax purposes, over a three year period, of costs incurred in issuance of shares.

     c. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

          Certain production facilities in Israel have been granted the status of "Approved Enterprise" under the Law, for several investment programs ("the Programs").

          In accordance with the Law, the Company and certain subsidiaries in Israel received grants from the State of Israel in respect of investments in their plants. The conditions in the letters of approval extending the grants from the State of Israel primarily include the requirements that the investments be made according to the approved plan and that at least 30% of the investments be financed by outstanding share capital. In addition, income attributed to certain Programs is tax exempt for a period of two years and is subject to a reduced corporate tax rate of 10% - 25% for an additional period of five to eight years, based on the percentage of foreign investment in the Company.

          The duration of tax benefits for each of the Programs is subject to limitations of the earlier of 12 years from commencement of investment, or 14 years from receipt of approval, as an "Approved Enterprise" under the Law.

          Tax-exempt income attributable to the "Approved Enterprise" cannot be distributed to shareholders without subjecting the Company to taxes except upon complete liquidation of the Company. If such retained tax-exempt income is distributed in a manner other than upon the complete liquidation of the Company, it would be taxed at the reduced corporate tax rate applicable to such profits (between 10%-25%).

          The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the Law, regulations published there under and the certificates of approval for the specific investments in approved enterprises.

          Should the Company and its subsidiaries in Israel fail to meet such requirements in the future, income attributable to its "Approved Enterprise" programs could be subject to the statutory Israeli regular corporate tax rate and the Company could be required to refund a portion of the tax benefits already received, with respect to such programs. Income from sources other than the "Approved Enterprise" is subject to tax at regular Israeli corporate tax rate.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 14:- TAXES ON INCOME (CONT.)

     d.   Taxes on income included in the statements of operations:

                                                    YEAR ENDED DECEMBER 31,
                                         -------------------------------------------
                                           2002             2003              2004
                                         -------           -------           -------
Current taxes                            $     -           $   197               692
Deferred taxes                             4,571              (621)             (853)
Taxes in respect of prior years              408                 -               364
                                         -------           -------           -------

                                         $ 4,979           $  (424)          $   203
                                         =======           =======           =======

Domestic                                 $ 4,571           $(1,582)          $  (476)

Foreign                                      408             1,158               679
                                         -------           -------           -------

                                         $ 4,979           $  (424)          $   203
                                         =======           =======           =======

     e.   Effective tax:

          Reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of operations is as follows:

                                                                    YEAR ENDED DECEMBER 31,
                                                         ---------------------------------------------
                                                          2002               2003               2004
                                                         -------            -------            -------
Income (loss) before taxes, as reported in the
  consolidated statements of operations                  $ 7,469            $(2,059)           $(4,717)
                                                         =======            =======            =======

Statutory tax rate                                            36%                36%                35%
                                                         =======            =======            =======

Provision at the Israeli statutory tax rate              $ 2,689            $  (741)           $(1,651)
Increase (decrease) in taxes resulting from
  "Approved Enterprise" benefits                          (1,303)               198                676
Deferred taxes on losses and temporary
  differences for which valuation allowance was
  provided                                                 2,633                533                742
Nondeductible expenses                                        45                 40                 88
Change in tax rate used for computation of
  deferred taxes                                               -               (469)               (83)
Taxes in respect of prior years                              408                  -                366
Other                                                        507                 15                 65
                                                         -------            -------            -------

Actual tax expenses (benefit)                            $ 4,979            $  (424)           $   203
                                                         =======            =======            =======


     f.   Income (loss) before taxes on income is comprised as follows:

                                                         $17,038            $(2,049)           $(5,681)

Foreign                                                   (9,569)               (10)               964
                                                        --------           --------           --------

Total                                                    $ 7,469            $(2,059)           $(4,717)
                                                        ========           ========           ========

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 14:- TAXES ON INCOME (CONT.)

     g.   Deferred taxes:

          Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                                         DECEMBER 31,
                                                                                  ---------------------------
                                                                                    2003               2004
                                                                                  --------           --------
                      Asset (liability) in respect of:
                        Property, plant and equipment                             $(17,569)          $(15,613)
                        Allowances and provisions                                    4,427              1,658
                        Net operating loss carryforward                             19,011             18,728
                                                                                  --------           --------

                      Net deferred tax assets before valuation allowance             5,869              4,773
                      Valuation allowance (1)                                       (9,422)            (7,473)
                                                                                  --------           --------

                      Net deferred tax liability                                  $ (3,553)          $ (2,700)
                                                                                  ========           ========
                      Presented in balance sheet:
                        Long-term liability                                       $ (7,570)          $ (5,611)
                        Long-term assets                                             3,428              2,486
                        Other receivables                                              589                425
                                                                                  --------           --------

                      Net deferred tax liability                                  $ (3,553)          $ (2,700)
                                                                                  ========           ========


                      Domestic                                                    $ (6,553)          $ (5,141)
                      Foreign                                                        3,000              2,441
                                                                                  --------           --------

                      Net deferred tax                                            $ (3,553)          $ (2,700)
                                                                                  ========           ========

          (1) The net change in the total valuation allowance for the years ended December 31, 2002, 2003 and 2004 is $ 2,693, $ 533 and $
               1,949, respectively.

          (2) The deferred taxes are computed based on enacted tax rates expected to apply at the time of reversal (average rate of 22% for Israeli companies and 37% for a subsidiary located in the U.S.).

     h. As of December 31, 2004, the Company's subsidiary in the U.S. had estimated aggregate available carryforward tax losses of approximately $ 35,000 to offset against future taxable profits, which expire between 2020 and 2023. A valuation allowance for an amount of $ 8,000 was recorded due to the uncertainty of the tax asset's future realization.

          As of December 31, 2004 the Company and its Israeli subsidiaries had tax loss carryforward of approximately $ 17,000. Carryforward tax losses in Israel may be carryforward indefinitely and may be offset against future taxable income.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 14:- TAXES ON INCOME (CONT.)

     i.   Final tax assessments:

          The Company is currently in the process of tax assessments with Israel's Tax Authorities for the tax years 1997 to 1999.


NOTE 15:- SEGMENT REPORTING

     a.   General information:

          The Company has three production lines: Knitted apparel ("Cut and Sew") Seamless apparel ("Seamless") and health care products. Unlike the Cut and Sew process, the Seamless process includes the utilization of a single machine that transforms yarn directly into a nearly complete garment.

          The Company has three reportable segments:

          - Intimate apparel and active wear manufactured using the Seamless process.

          - Intimate apparel and active wear manufactured using the Cut and Sew process located in Israel.

          -    Health production, located in the, U.S. (Healthcare).

          The accounting policies of the reportable segments are the same as those described in Note 2. Selling, general and administrative expenses are allocated according to management's assessment. Management evaluates performance based upon operating income (loss) before interest and income taxes.

          b.   Reportable segments:

                                                                    YEAR ENDED DECEMBER 31, 2004
                                       -------------------------------------------------------------------------------------
                                        CUT & SEW                           HEALTHCARE
                                        - ISRAEL          SEAMLESS             USA              ADJUSTMENTS      CONSOLIDATED
                                       ----------        ----------         ----------          ----------         ---------
Sales to unaffiliated
  customers                            $   64,867        $   83,753         $   34,199          $        -         $ 182,819
Inter-segmental sales                         405                 -                  -                (405)                -
                                       ----------        ----------         ----------          ----------         ---------

Total sales                            $   65,272        $   83,753         $   34,199          $     (405)        $ 182,819
                                       ==========        ==========         ==========          ==========         =========

Operating income (loss)                $    3,497        $   (8,217)        $    5,215          $        -         $     495
                                       ==========        ==========         ==========          ==========

Financial expenses, net                                                                                                5,212
                                                                                                                   ---------

Loss before income taxes                                                                                           $  (4,717)
                                                                                                                   =========

Depreciation and amortization          $    2,824        $    6,393         $    1,543          $        -         $  10,760
                                       ==========        ==========         ==========          ==========         =========
Identifiable and total assets
  at December 31, 2004                 $   36,990        $   98,235         $   44,243          $        -         $ 179,468
                                       ==========        ==========         ==========          ==========

Corporate assets                                                                                                      12,063
                                                                                                                   ---------

Total assets                                                                                                       $ 191,531
                                                                                                                   =========

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 15:- SEGMENT REPORTING (CONT.)

                                                                  YEAR ENDED DECEMBER 31, 2003
                                       -------------------------------------------------------------------------------------
                                       CUT & SEW                           HEALTHCARE
                                       - ISRAEL          SEAMLESS              USA             ADJUSTMENTS       CONSOLIDATED
                                       --------          ---------          ---------          ----------          ---------
Sales to unaffiliated
  customers                            $ 51,944          $  72,856          $  38,286          $        -          $ 163,086
Inter-segmental sales                     1,469                  -                  -              (1,469)                 -
                                       --------          ---------          ---------          ----------          ---------

Total sales                            $ 53,413          $  72,856          $  38,286          $   (1,469)         $ 163,086
                                       ========          =========          =========          ==========          =========

Operating income (loss)                $    704          $  (4,056)         $   6,693          $        -          $   3,341
                                       ========          =========          =========          ==========

Financial expenses, net                                                                                                5,628
Other income, net                                                                                                        228
                                                                                                                   ---------

Loss before income taxes                                                                                           $  (2,059)
                                                                                                                   =========

Depreciation and amortization          $  2,131          $   6,452          $     422          $        -          $   9,005
                                       ========          =========          =========          ==========          =========

Identifiable and total assets
  at December 31, 2003                 $ 39,628          $ 101,202          $  44,392          $        -          $ 185,222
                                       ========          =========          =========          ==========

Corporate assets                                                                                                      16,369
                                                                                                                   ---------

Total assets                                                                                                       $ 201,591
                                                                                                                   =========

                                                                YEAR ENDED DECEMBER 31, 2002
                                       --------------------------------------------------------------------------------
                                       CUT & SEW                          HEALTHCARE
                                       - ISRAEL          SEAMLESS            USA            ADJUSTMENTS     CONSOLIDATED
                                       --------          --------          --------          --------          --------
Sales to unaffiliated
  customers                            $ 66,199          $ 86,524          $ 37,582          $      -          $190,305
Inter-segmental sales                         -             1,308                 -            (1,308)                -
                                       --------          --------          --------          --------          --------

Total sales                            $ 66,199          $ 87,832          $ 37,582          $ (1,308)         $190,305
                                       ========          ========          ========          ========          ========

Operating income (loss)                $ 10,611          $ (2,760)         $  7,368          $      -          $ 15,219
                                       ========          ========          ========          ========

Financial expenses, net                                                                                           5,457
Other expenses, net                                                                                               2,293
                                                                                                               --------

Income before income taxes                                                                                     $  7,469
                                                                                                               ========

Depreciation and amortization          $  2,989          $  6,321          $    412          $      -          $  9,722
                                       ========          ========          ========          ========          ========

Identifiable and total assets
  at December 31, 2002                 $ 35,297          $ 98,309          $ 44,904          $      -          $178,510
                                       ========          ========          ========          ========

Corporate assets                                                                                                 19,233
                                                                                                               --------

Total assets                                                                                                   $197,743
                                                                                                               ========

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 15:- SEGMENT REPORTING (CONT.)

     c.   The Company's sales by geographic area are as follows:

                                YEAR ENDED DECEMBER 31,
                       --------------------------------------------
                         2002              2003              2004
                       --------          --------          --------
North America          $186,348          $154,696          $168,914
Europe                    1,809             4,350             8,044
Israel                    1,709             2,782             2,892
Other                       439             1,258             2,969
                       --------          --------          --------

                       $190,305          $163,086          $182,819
                       ========          ========          ========

     d.   Sales to major customers:


                 YEAR ENDED DECEMBER 31,
           ---------------------------------
           2002          2003          2004
           ----          ----          ----
                          %
           ---------------------------------
A          49.8          38.2          38.5
B           8.8          10.9           9.2
C           5.3           9.1          13.0
           ----          ----          ----

           63.9          58.2          60.7
           ====          ====          ====

          As of December 31, 2003 and 2004, major customer's balances were $ 15,592 and $ 11,939, respectively.

     e.   The Company's long-lived assets by geographic area are as follows:

                                   DECEMBER 31,
                            ---------------------------
                              2003              2004
                            --------          --------
 Israel                     $ 76,882          $ 79,785
 Foreign countries            51,096            45,378
                            --------          --------

                            $127,978          $125,163
                            ========          ========

     f.   Revenues are generated by the following products:

                                      YEAR ENDED DECEMBER 31,
                             ---------------------------------------------
                               2002              2003              2004
                             --------          --------          --------
Intimate apparel             $146,260          $108,998          $118,240
Active wear                     6,463            12,071            20,105
Swimwear                            -             3,731            10,275
Healthcare products            37,582            38,286            34,199
                             --------          --------          --------

                             $190,305          $163,086          $182,819
                             ========          ========          ========

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 16:- RELATED PARTIES

     a. Transactions with related parties (shareholders and companies controlled by shareholders):

                                                        YEAR ENDED DECEMBER 31,
                                             -------------------------------------------
                                               2002             2003              2004
                                             -------           -------           -------
Sales to related parties (1)                 $ 1,019           $ 1,155           $   796
                                             =======           =======           =======

Cost of sales (2)                            $(2,475)          $(2,667)          $(2,602)
                                             =======           =======           =======

Selling, general and administrative
  expenses (2)                               $  (362)          $  (703)          $  (684)
                                             =======           =======           =======


          (1) Related parties trade receivables in 2003 and 2004 were $ 718 and $ 372, respectively.

          (2) Related parties trade payables in 2003 and 2004 were $ 196 and $ 52, respectively.

          (3) Including primarily rental payments to a company controlled by shareholders.


     b. During 2003, the Company acquired Macpell's interest in RMD, in consideration of $ 200.


NOTE 17:- SUBSEQUENT EVENTS

     a. In February 2005, a fire damaged the Company's sewing plant in Jordan. The fire resulted in loss of inventories and raw materials of $ 1,400, and damage to plant and machinery of $ 630. The Company expects that its insurance policies will cover substantially all of the losses resulted from the fire less the deductible in the amount of $ 250. The Company is transferring production to other facilities. However, damage from the fire may delay shipment of some goods. The Company does not expect damage or loss from the fire to materially affect its overall sales or profitability.

     b. As of December 31 2004, the Company's 2004 EBITDA is expected to be less then $ 16 million. As a result, the PPS will be retroactively reduced by $ 0.75 per share. The Company has not yet decided whether to issue anon additional 963,085 shares or to pay an amount of $ 3,454 in cash.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
AlbaHealth, LLC
Valdese, North Carolina

     We have audited the accompanying balance sheets of AlbaHealth, LLC (the "Company") as of December 31, 2004 and 2003, and the related statements of income, members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AlbaHealth, LLC as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with United States generally accepted accounting principles.

/s/ McGladrey & Pullen, LLP

Charlotte, North Carolina

February 3, 2005, except as to the
first paragraph, last three sentences
of Note 4 and first paragraph, last
three sentences of Note 5 as to which
the date is March 31, 2005

                                   SIGNATURES

     The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.



                                                        TEFRON LTD.

                                                        By: /S/ Yosef Shiran
                                                        --------------------
                                                        Yosef Shiran
                                                        Chief Executive Officer


                                                        By: /S/ Gil Rozen
                                                        -----------------
                                                        Gil Rozen
                                                        Chief Financial Officer


April 21, 2005

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

2.2 Letter, dated March 2, 2004, from Israel Discount Bank Ltd. to the Company regarding shareholders' equity requirements under the Credit Agreement (incorporated by reference to Exhibit 2.8 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003).

2.3 Letter, dated March 2, 2004, from Bank Hapoalim to the Company regarding shareholders' equity requirements under the Credit Agreement (incorporated by reference to Exhibit 2.9 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003).

2.4 Letter, dated February 16, 2004, from Israel Discount Bank to the Company regarding revised repayment schedule and revised shareholders' equity requirements under the Credit Agreement (incorporated by reference to Exhibit 2.10 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003).

2.5 Letter, dated February 15, 2004, from Bank Hapoalim to the Company regarding revised repayment schedule under the Credit Agreement (incorporated by reference to Exhibit 2.11 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003).

2.6 Letter, dated March 31, 2004, from Bank Hapoalim to the Company regarding revised shareholders' equity requirements under the Credit Agreement (incorporated by reference to Exhibit 2.12 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003).

2.7 Sixth Amendment to Credit Agreement, dated December 15, 2004, among Alba-Waldensian, Inc. and Bank Hapoalim, as Agent and Lender, together with Term B Notes.

2.8 Credit Agreement, dated September 6, 2002, among AlbaHealth LLC, as borrower, the other borrower signatory thereto, the lenders signatory, thereto from time to time, and General Electric Capital Corporation, as Agent and a Lender. (incorporated by reference to Exhibit 2.8 to the Company's Annual Report form 20-F for the fiscal year ended December 31,
     2002).

2.9 First Amendment and Waiver to Credit Agreement, dated March 31, 2005, among AlbaHealth LLC and General Electric Capital Corporation, as Agent and Lender.

2.10 Security Agreement, dated as of September 6, 2002, among the Grantor signatory thereto, from time to time, and General Electric Capital Corporation, as Agent for the benefit of itself and the lenders from time to time party to the Credit Agreement (referred to in Exhibit 2.13).

2.11 Borrower Stockholders Pledge Agreement, dated as of September 6, 2002, by and among the pledgors signatory thereto, from time to time, and General Electric Capital Corporation, as Agent for the benefit of itself and the lenders from time to time party to the Credit Agreement (referred to in Exhibit 2.13).

2.12 Loan Agreement, dated as of December 21, 2004, between Israel Discount Bank and Hi-Tex Founded by Tefron Ltd.

2.13 Loan Agreement, dated as of December 31, 2004, between Bank Hapoalim and Hi-Tex Founded by Tefron Ltd.

2.14 Loan Agreement, dated as of December 25, 2004, between Israel Discount Bank and the Company.

2.15 Loan Agreement, dated as of December 31, 2004, between Bank Hapoalim and the Company.

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

3.1. Shareholders Agreement, dated as of December 28, 1999, between Arwol Holdings Ltd. and Avi Ruimi (incorporated by reference to Exhibit D to the General Statement of Beneficial Ownership of the Company on Schedule 13D filed by Arwol Holdings Ltd., Arie Wolfson, Sigi Rabinowicz, Riza Holdings Ltd. and Macpell Industries Ltd. on February 17, 2000).

3.2 Agreement, dated February 17, 2004, by and among Arwol Holdings Ltd., Macpell Industries Ltd. and Norfet, Limited Partnership (incorporated by reference to Exhibit 3.4 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003).

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

4.6. Management and Services Agreement, effective as of July 30, 2003, between the Company, Yosef Shiran and Shiran & Partners - Consulting, Entrepreneurship, and Financing (incorporated by reference to Exhibit 4.4 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003).

4.7. Lease Agreement dated as of August 12, 1997, between the Company and New Net Assets (1994) Ltd. and an Assignment Agreement dated as of December 25, 1998 between the Company and Hi-Tex Founded by Tefron Ltd. The Company and/or its subsidiary, Hi-Tex Founded by Tefron Ltd., have entered in to similar lease agreements with New Net Assets (1994) Ltd. (incorporated by reference to Exhibit 4.5 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

4.6 Contribution Agreement, dated as of September 6, 2002, between AlbaHealth, LLC, Alba-Waldensian, Inc., Encompass Group, L.L.C. and General Electric Capital Corporation (incorporated by reference to Exhibit 4.6 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31,
     2002).

4.7 The Limited Liability Company Agreement of AlbaHealth LLC, dated as of September 6, 2002, by and among AlbaHealth, LLC, Alba-Waldensian, Inc., Encompass Group, L.L.C. and General Electric Capital Corporation (incorporated by reference to Exhibit - to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2002).

4.8 Put Option Agreement, dated as of September 6, 2002, as amended as of December 13, 2004, by and among AlbaHealth, LLC, Alba-Waldensian, Inc., Encompass Group, L.L.C. and General Electric Capital Corporation (incorporated by reference to Exhibit 4.8 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2002).

4.9 Amendment No. 1 to Put Option Agreement, dated as of December 13, 2004, by and among AlbaHealth, LLC, Alba-Waldensian, Inc., Encompass Group, L.L.C. and General Electric Capital Corporation.

4.10 Share Purchase Agreement dated February 17, 2004, by and between the Company and Norfet Limited Partnership, including related Registration Rights Agreement attached as a schedule (incorporated by reference to Exhibit 4.9 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003).

4.11 Amendment to Purchase Agreement, dated March 31, 2005, by and between the Company and Norfet Limited Partnership.

4.12 Share Purchase Agreement, made as of March 3, 2004, by and between Tefron and Leber Partners, L.P, including related Registration Rights Agreement attached as a schedule (incorporated by reference to Exhibit 4.10 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31,
     2003).

4.13 Amendment to Agreement, dated March 31, 2005, by and between the Company and Leber Partners, L.P.

4.14 Private Equity Credit Agreement, dated as of March 9, 2004, by and between the Company and Brittany Capital Management Limited (incorporated by reference to Exhibit 4.11 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003).

4.15 Registration Rights Agreement, dated as of March 9, 2004, by and between the Company and Brittany Capital Management Limited (incorporated by reference to Exhibit 4.12 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003).

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

13.(a).1 Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14.(a).1 Consent of Kost, Forer Gabbay & Kasierer, a member of Ernst &Young
     Global.

14.(a).2 Consent of McGladrey & Pullen, LLP.