Form 20-F
period 2005-12-31
TEFRON LTD
filed 2006-03-30
CIK 1044863

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 30, 2006
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

               FOR THE TRANSITION PERIOD FROM ________ TO ________

                                       OR

[_] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

           DATE OF EVENT REQUIRING THIS SHELL COMPANY REPORT ________

                         COMMISSION FILE NUMBER 0-28878

                                   TEFRON LTD.
             (Exact name of Registrant as specified in its charter)

                                     ISRAEL
                 (Jurisdiction of incorporation or organization)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class                Name of each exchange on which registered
----------------------------       ---------------------------------------------
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

             18,012,976 ORDINARY SHARES, NIS 1.0 PAR VALUE PER SHARE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                               YES [_]     NO [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                               YES [_]     NO [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                               Yes [X]     No [_]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):


LARGE ACCELERATED FILER [_]  ACCELERATED FILER  [_]  NON-ACCELERATED FILER  [X]

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

                               YES [_]     NO [_]

                                 NOT APPLICABLE

                                TABLE OF CONTENTS

                                                                           Page


PART I                                                                      3

 ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS             3
 ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE                           3
 ITEM 3.  KEY INFORMATION                                                   3
     A.   Selected Financial Data                                           3
     B.   Capitalization and Indebtedness                                   4
     C.   Reasons for the Offer and Use of Proceeds                         4
     D.   Risk Factors                                                      4
 ITEM 4.  INFORMATION ON THE COMPANY                                       15
     A.   History and Development of the Company                           15
     B.   Business Overview                                                17
     C.   Organizational Structure                                         27
     D.   Property, Plants and Equipment                                   27
 ITEM 4A  UNRESOLVED STAFF COMMENTS                                        29
 ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS                     30
 ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                       45
     A.   Directors and Senior Management                                  45
     B.   Compensation                                                     48
     C.   Board Practices                                                  50
     D.   Employees                                                        53
     E.   Share Ownership                                                  54
 ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS                57
     A.   Major Shareholders                                               57
     B.   Related Party Transactions                                       58
     C    Interests of Experts and Counsel                                 61
 ITEM 8.  FINANCIAL INFORMATION                                            61
 ITEM 9.  THE OFFER AND LISTING                                            62
     A.   Offer and Listing Details                                        62
     B.   Plan of Distribution                                             63
     C.   Markets                                                          63
     D.   Selling Shareholders                                             63
     E.   Dilution                                                         63
     F.   Expenses of the Issue                                            63
 ITEM 10. ADDITIONAL INFORMATION                                           63
     A.   Share Capital                                                    63
     B.   Memorandum and Articles of Association                           63
     C.   Material Contracts                                               66
     D.   Exchange Controls                                                77
     E.   Taxation                                                         77
     F.   Dividends and Payment Agents                                     81
     G.   Statements by Experts                                            81
     H.   Documents on Display                                             81
     I.   Subsidiary Information                                           82
 ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK       82
 ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES           83

PART II                                                                    84

 ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES              84
 ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
                 AND USE OF PROCEEDS                                       84
 ITEM 15.     CONTROLS AND PROCEDURES                                      84
 ITEM 16.     [RESERVED]                                                   84
 ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT                             84
 ITEM 16B.    CODE OF ETHICS                                               84
 ITEM 16C.    ACCOUNTANTS' FEES AND SERVICES                               84
 ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT
              COMMITTEES                                                   85
 ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND
                 AFFILIATED PURCHASERS                                     86

PART III                                                                   86

 ITEM 17.     FINANCIAL STATEMENTS                                         86
 ITEM 18.     FINANCIAL STATEMENTS                                         86
 ITEM 19.     EXHIBITS                                                     87

                                  INTRODUCTION

     As used in this Annual Report on Form 20-F, references to "we", "our", "us", "Tefron" or the "Company" are references to Tefron Ltd., a company organized under the laws of the State of Israel, and its wholly-owned subsidiaries, unless indicated otherwise.

     Our consolidated financial statements have been prepared in United States dollars and in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. See Note 2 of the Notes to our Consolidated Financial Statements. All references in this Annual Report to "U.S. dollars," "dollars" or "$" are to United States dollars and all references in this Annual Report to "NIS" or "shekels" are to New Israeli Shekels. Unless otherwise indicated, and when no date is specified, NIS amounts have been translated into U.S. dollars at NIS 4.603 to $1.00, the representative rate of exchange published by the Bank of Israel, the Israeli central bank, for December 31, 2005. The representative exchange rate between the NIS and the dollar as published by the Bank of Israel for March 24, 2006 was NIS 4.681 to $1.00.

     All references in this Annual Report to "Victoria's Secret" are both to the Victoria's Secret stores and Victoria's Secret Catalog owned and operated by Intimate Brands, Inc., a subsidiary of The Limited, Inc., and to Mast Industries Inc., a wholly-owned subsidiary of The Limited, which imports and distributes women's intimate apparel and related products on behalf of Victoria's Secret stores, Victoria's Secret Catalog, Cacique and Abercrombie & Fitch. All references in this Annual Report to "Warnaco/Calvin Klein" are to Warnaco Inc., the owner worldwide of the Calvin Klein trademarks, rights and business for women's intimate apparel and men's underwear. All references in this Annual Report to "Nike" are to Nike, Inc.

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

     We cannot guarantee that the forward-looking statements described in this Annual Report will transpire. Our actual results are subject to a number of risks and uncertainties and could differ materially from those discussed in these statements. Factors that could contribute to these differences include, but are not limited to, those discussed under "Item 3. Key Information," "Item
4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects" and elsewhere in this Annual Report. The uncertainties that may cause differences include, but are not limited to:

     o our customers' continued purchase of our products in the same volumes or on the same terms;

     o    the cyclical nature of the clothing retail industry;

     o the competitive nature of the markets in which we operate, including the ability of our competitors to enter into and compete in the seamless market in which we operate;

     o the potential adverse effect on our business resulting from our international operations, including increased custom duties and import quotas (e.g., in China, where we manufacture for our swimwear division).

     o the potential adverse effect on our future operating efficiency resulting from our expansion into new product lines with more complicated products and different raw materials;

     o the purchase of new equipment that may be necessary as a result of our expansion into new product lines;

     o our dependence on our suppliers for our machinery and the maintenance of our machinery;

     o    the fluctuating costs of raw materials;

     o our dependence on subcontractors in connection with our manufacturing process;

     o our failure to generate sufficient cash from our operations to pay our debt;

     o    fluctuations in inflation and currency rates; and

     o the limitations and restrictions imposed by our substantial debt obligations.

     In addition, you should note that our past financial and operational performance is not necessarily indicative of future financial and operational performance. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not Applicable.

ITEM 3. KEY INFORMATION

3A.  SELECTED FINANCIAL DATA

     The following selected financial data as of December 31, 2004 and 2005 and for each of the three years ended December 31, 2003, 2004 and 2005 have been derived from, and should be read in conjunction with, our consolidated financial statements and notes thereto appearing elsewhere in this Annual Report. The selected financial data as of December 31, 2001, 2002 and 2003 and for each of the years ended December 31, 2001 and December 31, 2002 have been derived from our audited financial statements not included in this Annual Report.


                                                                       YEAR ENDED DECEMBER 31,
                                               2001             2002              2003            2004             2005
                                             ---------        ---------        ---------        ---------        ---------
                                                                (In thousands, except per share data)
STATEMENT OF INCOME DATA:
Sales, net                                   $ 188,949        $ 190,305        $ 163,086        $ 182,819        $ 205,585
Cost of sales                                  169,173          151,385          139,422          159,937          166,217
Restructuring costs                                 --            1,550               --               --               --
                                             ---------        ---------        ---------        ---------        ---------
Gross profit                                   19, 776          37, 370           23,664           22,882           39,368

Selling, general and administrative
     expenses                                   20,140           18,358           20,323           22,387           19,837
Impairment and other expenses related
     to the put option exercise                     --               --               --               --            6,073
Restructuring costs                                 --            3,793               --               --               --
                                             ---------        ---------        ---------        ---------        ---------
Operating income  (loss)                          (364)          15,219            3,341              495           13,458
Financing expenses, net                          9,396            5,457            5,628            5,212            4,371
Other income (expenses), net                      (843)          (2,293)             228               --              409
                                             ---------        ---------        ---------        ---------        ---------

Income (loss) before taxes on income           (10,603)           7,469           (2,059)          (4,717)           9,496
Taxes on income (tax benefit)                     (837)           4,979             (424)             203            7,818
                                             ---------        ---------        ---------        ---------        ---------
 Income (loss) after income
       Taxes                                    (9,766)           2,490           (1,635)          (4,920)           1,678
Equity in losses of an affiliate
     company                                      (240)          (1,172)            (183)              --               --
Minority interest in losses
     (earnings) of a subsidiary .                   --             (822)          (2,550)          (1,945)           1,615
Pre-acquisition loss of subsidiary
     since April 1, 2003 through May
     5, 2003                                        --               --              (85)              --               --
                                             ---------        ---------        ---------        ---------        ---------
Income (loss) before cumulative
     effect of change in accounting
     principles                                (10,006)             496           (4,453)          (6,865)           3,293
Cumulative effect of change in
     accounting principle                           --          (17,994)              --               --               --
                                             ---------        ---------        ---------        ---------        ---------
Net income (loss)                              (10,006)         (17,498)          (4,453)          (6,865)           3,293
Basic and diluted net earnings (loss)
     per share:
Basic net earnings (losses) per share
     before cumulative effect of
     change in accounting
     principles                                  (0.81)            0.04            (0.36)           (0.44)            0.19
                                             =========        =========        =========        =========        =========

Loss per share from cumulative effect
     of change in accounting principle              --            (1.45)              --               --               --
                                             =========        =========        =========        =========        =========
Basic net earnings (losses) per share
     basic                                       (0.81)           (1.41)         (0. 36)            (0.44)            0.19
                                             ---------        ---------        ---------        ---------        ---------
Diluted net earnings (losses) per
     share                                       (0.81)           (1.41)         (0. 36)            (0.44)            0.18
                                             ---------        ---------        ---------        ---------        ---------
Weighted average number of shares
     used for computing basic
     earnings (losses) per share                12,412           12,410           12,412           15,604           17,719
                                             ---------        ---------        ---------        ---------        ---------
Weighted average number of shares
     used for computing diluted
     earnings (losses) per
     share                                      12,412           12,410           12,412           15,604           18,543
                                             =========        =========        =========        =========        =========


                                                               AT DECEMBER 31,
                                -----------------------------------------------------------------------------
                                  2001             2002             2003             2004             2005
                                ---------        ---------        ---------        ---------        ---------
                                                                   (in thousands)
Cash and cash equivalents       $   5,078        $   6,742        $   5,747        $   3,558        $   8,201

Working capital (deficit)          (6,958)          (6,167)         (14,524)          (8,441)           8,777

Total assets                      229,065          197,743          201,591          191,531          185,880

Total debt(1)                     131,609           98,890           99,124           78,507           66,370

Shareholders' equity               58,588           41,108           36,655           46,744           54,685

Share Capital                       5,575            5,575            5,575            6,583            6,810

Additional paid in capital         62,810           62,810           62,810           79,243           83,069


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

     Our sales to Victoria's Secret accounted for approximately 38.2% of our total sales in 2003, 38.5% of our total sales in 2004 and 33.7% of our total sales in 2005. Our sales to Nike accounted for approximately 3.2% of our total sales in 2003, 6.8% of our total sales in 2004 and 21.5% of our total sales in 2005. Our sales to Target, Banana Republic and The Gap, J.C. Penny, Calvin Klein and Cardinal Healthcare accounted in the aggregate for approximately 32.5% of our total sales in 2003, 35.3% of our total sales in 2004 and 27.2% of our total sales in 2005. We do not have long-term purchase contracts with our customers, and our sales arrangements with our customers do not have minimum purchase requirements. We cannot assure that Victoria's Secret, Nike, Target, Banana Republic and The Gap, J.C Penny, Calvin Klein or Cardinal Healthcare or any other customer will continue to buy our products at all or in the same volumes or on the same terms as they have in the past. Their failure to do so may significantly reduce our sales. In addition, we cannot assure that we will be able to attract new customers.

     Cardinal Healthcare is a customer of our subsidiary, Alba Health LLC, or AlbaHealth, and accounted for approximately 8.5% of our sales in 2005. We have delivered a notice to exercise our option to require AlbaHealth to purchase our ownership interest in AlbaHealth, and we are in the process of negotiating the final terms of the purchase. Upon the completion of this transaction, Cardinal Healthcare will no longer be a customer of ours. See "Item 10. Additional Information - 10C. Material Contracts - AlbaHealth Option Agreement."

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

          THE CLOTHING RETAIL INDUSTRY IS SUBJECT TO CHANGES IN FASHION PREFERENCES. IF TEFRON AND ITS CUSTOMERS MISJUDGE A FASHION TREND OR THE PRICE AT WHICH CONSUMERS ARE WILLING TO PAY FOR OUR PRODUCTS, OUR REVENUES COULD BE ADVERSELY AFFECTED.

     The clothing retail industry is subject to changes in fashion preferences. We design and manufacture products based on our and our customers' judgment as to what products will appeal to consumers and what price consumers would be willing to pay for our products. We may not be successful in accurately anticipating consumer preferences and the prices that consumers would be willing to pay for our products. If we are not successful, our customers may reduce the volume of their purchases from us and/or the prices at which we sell our products will decline, in either case resulting in reduced revenues.

          OUR MARKETS ARE HIGHLY COMPETITIVE AND SOME OF OUR COMPETITORS HAVE NUMEROUS ADVANTAGES OVER US; WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY.

     We compete directly with a number of manufacturers of intimate apparel, swimwear and active-wear, many of which have a lower cost-base than Tefron, longer operating histories, larger customer bases, greater geographical proximity to customers and significantly greater financial and marketing resources than we do. Increased competition, direct or indirect, could reduce our revenues and profitability through pricing pressure, loss of market share and other factors. We cannot assure that we will be able to compete successfully against existing or new competitors, as the market for our products evolves and the level of competition increases. Moreover, our competitors, especially those from the Far East, have established relationships with our customers, which has caused an erosion of prices of some of the products of our Cut & Sew Division; current or future relationships between our existing and prospective competitors, especially from the Far East, with existing or potential customers, could materially affect our ability to compete. In addition, we cannot assure that our customers will not seek to manufacture our products through alternative sources and thereby eliminate the need to purchase our products. See "Item 4. Information on the Company - 4B. Business Overview - Competition."

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

          WE FACE SEVERAL RISKS, INCLUDING POLITICAL, ECONOMIC, SOCIAL, CLIMATIC RISKS, ASSOCIATED WITH INTERNATIONAL BUSINESS.

     Approximately 92% of our sales in 2004 and in 2005 were made to customers in North America, and we intend to continue to expand our sales to customers in the United States and Europe. In addition, a substantial majority of our raw materials are purchased outside of Israel. Furthermore, a substantial majority of our sewing operation is performed in Jordan, and products, equipment and machinery of ours are situated in Jordan for that purpose. Our international sales and purchases are affected by costs associated with shipping goods and risks inherent in doing business in international markets, including:

     o    changes in regulatory requirements;

     o    export restrictions, tariffs and other trade barriers;

     o quotas imposed by international agreements between the United States and certain foreign countries;

     o    currency fluctuations;

     o    longer payment cycles;

     o    difficulties in collecting accounts receivable;

     o political instability, hostility and seasonal reductions in business activities; and

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

     In addition, we may enter into joint ventures with third parties or establish operations outside of Israel that will subject us to additional operating risks. These risks may include diversion of management time and resources and the loss of management control over such operations and may subject us to the laws of such jurisdiction. Due to commercial disputes that arose between us and the other shareholder of our subsidiary that managed operations in Madagascar, we no longer have production activities in Madagascar. In the context of these commercial disputes, the court appointed a liquidator to sell the company and to use the proceeds to pay third party creditors. We don't currently expect to incur material additional costs in connection with the court procedure, although we cannot be certain.

     In addition to our production facilities in Israel, we currently have production facilities in Jordan, we have relationships with manufacturers in China and Cambodia and we are in the process of shifting additional sewing production out of Israel to benefit from lower labor costs.

     Our ability to benefit from the lower labor costs will depend on the political, social and economic stability of these countries and in the Middle East and Africa in general. We cannot assure that the political, economic or social situation in these countries or in the Middle East and Africa in general will not have a material adverse effect on our operations, especially in light of the potential for hostilities in the Middle East. The success of the production facilities also will depend on the quality of the workmanship of laborers and our ability to maintain good relations with such laborers, in these countries. We cannot guarantee that our operations in China, Cambodia, Jordan or any newer locations outside of Israel will be cost-efficient or successful.

          OUR EXPANSION INTO NEW PRODUCT LINES WITH MORE COMPLICATED PRODUCTS AND DIFFERENT RAW MATERIALS REDUCED OUR OPERATING EFFICIENCY DURING 2003 AND 2004. WE MAY ALSO FACE OPERATING EFFICIENCY DIFFICULTIES IN THE FUTURE.

     During 2003, 2004 and 2005, we invested significant efforts to develop and expand new product lines, including active-wear products and swimwear, to diversify our product line and our client base. The manufacturing of new, more complicated products with different raw materials reduced our operating efficiency in 2003 and 2004. Although our operating efficiency improved in 2005, our continued efforts to develop and expand new product lines may result in additional reductions in operating efficiency in the future.

          OUR EXPANSION INTO NEW PRODUCT LINES, IN PARTICULAR ACTIVE-WEAR BUSINESS PRODUCTS, INVOLVES THE MANUFACTURE OF NEW PRODUCTS, WHICH HAS AND MAY REQUIRE US TO PURCHASE ADDITIONAL MACHINERY ADAPTED TO MANUFACTURE SUCH PRODUCTS. THE ADDITIONAL CAPITAL EXPENDITURES INCURRED IN CONNECTION WITH THESE PURCHASES MAY REDUCE OUR FUTURE CASH FLOW.

     During 2003, 2004 and 2005 we invested significant efforts to develop and expand our new product lines, in particular active-wear products, to diversify our product line and our client base. Active-wear products that we manufacture are made in bigger sizes than intimate apparel, both because our active-wear products are intended for both men and women, and because our active-wear products involve the manufacture of more tops. As a result, we have purchased and may need to purchase additional knitting machines and other equipment adapted to manufacture our new product lines. In addition, the manufacture of active-wear products at times requires equipment with new technologies. The additional capital expenditures that may be incurred in connection with these purchases may reduce our future cash flow.

          WE DEPEND ON OUR SUPPLIERS FOR MACHINERY AND THEIR MAINTENANCE. WE MAY EXPERIENCE DELAYS OR ADDITIONAL COSTS SATISFYING OUR PRODUCTION REQUIREMENTS DUE TO OUR RELIANCE ON THESE SUPPLIERS.

     We purchase machinery and equipment used in our Hi-Tex manufacturing process from a sole supplier. If our supplier is not able to provide us with maintenance, additional machinery or equipment as needed, we might not be able to maintain or increase our production to meet any demand for our products.

          OUR RESULTS OF OPERATIONS WOULD BE MATERIALLY AND ADVERSELY AFFECTED IN THE EVENT WE ARE UNABLE TO OPERATE OUR PRINCIPAL PRODUCTION FACILITIES IN SEGEV, ISRAEL.

     All of our manufacturing with respect to our Seamless Division, which includes the major portion of our manufacture of all of our active-wear products, is located in a complex of production facilities located in Segev, Israel. These facilities also contain a significant portion of our machinery and equipment, including Santoni machines and adaptations and configurations that we have made to the machinery and equipment, as well as infrastructure that we have built tailored to our needs. We have no effective back-up for these operations and, in the event that we are unable to use the production facilities located in Segev, Israel as a result of damage or for any other reason, our ability to manufacture a major portion our products and our relationships with customers could be significantly impaired and this would materially and adversely affect our results of operation.

          WE ARE SUBJECT TO FLUCTUATING COSTS OF RAW MATERIALS.

     We use cotton yarn, lycra, spandex, various polymeric yarn and elastic as primary materials for manufacturing our products. Our financial performance depends, to a substantial extent, on the cost and availability of these raw materials. The capacity, supply and demand for such raw materials are subject to cyclical and other market factors and may fluctuate significantly. As a result, our cost in securing raw materials is subject to substantial increases and decreases over which we have no control except by seeking to time our purchases of cotton and polymeric yarns, which are our principal raw materials, to take advantage of favorable market conditions. For example, in 2004 and 2005 the cost of synthetic fibers increased due to rising energy costs, and there may be a similar increase in 2006. We cannot assure that we will be able to pass on to customers the increased costs associated with the procurement of raw materials. Moreover, there has in the past been, and there may in the future be, a time lag between the incurrence of such increased costs and the transfer of such increases to customers. To the extent that increases in the cost of raw materials cannot be passed on to customers or there is a delay in passing on the increased costs to customers, we are likely to experience an increase in the cost of raw materials which may materially reduce our margin of profitability.

          WE DEPEND ON SUBCONTRACTORS IN CONNECTION WITH OUR MANUFACTURING PROCESS, IN PARTICULAR THE DYEING AND FINISHING PROCESS; WE MAY EXPERIENCE DELAYS OR ADDITIONAL COSTS SATISFYING OUR PRODUCTION REQUIREMENTS AND WE MAY BE PREVENTED FROM MEETING OUR CUSTOMERS' ORDERS DUE TO OUR RELIANCE ON THESE SUBCONTRACTORS.

     We depend on subcontractors who render services to us that are an integral part of our manufacturing process, and in particular sewing services. If such subcontractors do not render the required services, we may experience delays or additional costs to satisfy our production requirements. We depend on a subcontractor who performs a major part of the dyeing and finishing of our Hi-Tex manufacturing process, which is an essential part of our manufacturing process. If that subcontractor breaches its commitments toward us or is otherwise not able to supply the required services, we would have difficulty meeting our customer orders until we find an alternative source.

          AN INCREASE IN THE MINIMUM WAGE IN ISRAEL MAY ADVERSELY AFFECT OUR OPERATING RESULTS.

     Many of our employees earn the minimum wage payable under law. The current minimum monthly wage is approximately NIS 3,335. Recently, the leader of a major opposition party in Israel has advocated increasing the minimum wage. An increase in the minimum wage will increase our labor costs, and unless we can obtain alternative labor in lower cost markets, this increase could adversely affect our operating results.

          WE REQUIRE A SIGNIFICANT AMOUNT OF CASH TO SATISFY OUR DEBT OBLIGATIONS. IF WE FAIL TO GENERATE SUFFICIENT CASH FLOW FROM OPERATIONS, WE MAY NEED TO RENEGOTIATE OR REFINANCE OUR DEBT, OBTAIN ADDITIONAL FINANCING, POSTPONE CAPITAL EXPENDITURES OR SELL ASSETS.

     We depend mainly on cash generated from operating activities to make payments on our debts. The cash generated by operating activities was approximately $6.9 million and $20.8 million in 2004 and 2005, respectively. We cannot assure that we will generate sufficient cash flow from operations to make the scheduled payments on our debt. We have repayment obligations on our long-term debt of approximately $7.6 million in 2006 and $11.4 million in 2007 and the balance of $29.7 million from 2008 until 2012. These amounts do not include any repayment obligations under our short-term bank credit and revolving credit facility in the amount of approximately $17.7 million as of December 31, 2005. Our ability to meet our debt obligations will depend on whether we can successfully implement our strategy, as well as on economic, financial, competitive and technical factors. Some of the factors are beyond our control, such as economic conditions in the markets where we operate or intend to operate, changes in our customers' demand for our products, and pressure from existing and new competitors.

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

     If our lenders decline to renegotiate the terms of our debt in these circumstances, the lenders could declare all amounts borrowed and all amounts due to them under the agreements due and payable. If we are unable to repay the debt in these circumstances, the lenders could foreclose on our assets that are subject to liens and sell our assets to satisfy the debt. See "Item 5. Operating and Financial Review and Prospects" and "Item 10. Additional Information -10C Material Contracts - Credit Agreement."

          OUR BUSINESS MAY BE IMPACTED BY INFLATION AND NIS AND EURO EXCHANGE RATE FLUCTUATIONS.

     Exchange rate fluctuations between the U.S. dollar and the NIS and between the Euro and the U.S. dollar, and inflation in Israel, may negatively affect our earnings. A substantial majority of our revenues and a substantial portion of our expenses are denominated in U.S. dollars, and we expect that a portion of our revenues in 2006 will be denominated in Euros. However, a significant portion of the expenses associated with our Israeli operations, including personnel and facilities-related expenses, are incurred in NIS. Consequently, inflation in Israel will have the effect of increasing the dollar cost of our operations in Israel, unless it is offset on a timely basis by a devaluation of the NIS relative to the U.S. dollar. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation of the NIS against the U.S. dollar. In addition, we are exposed to the risk of appreciation of the NIS vis-a-vis the U.S. dollar. This appreciation would cause an increase in our NIS expenses as recorded in our U.S. dollar denominated financial reports even though the expenses denominated in NIS will remain unchanged. In addition, exchange rate fluctuations in currency exchange rates in countries other than Israel where we operate and do business may also negatively affect our earnings. See "Item 11. Quantitative and Qualitative Disclosures about Market Risk - Foreign Currency Risk."

          OUR DEBT OBLIGATIONS MAY HINDER OUR GROWTH AND PUT US AT A COMPETITIVE DISADVANTAGE.

     We have a considerable amount of bank debt mainly as a result of our acquisition of Alba in December 1999 and the investments made in our Hi-Tex Division. As of December 31, 2005, we had approximately $48.7 million of long term loans outstanding (including current maturities of $7.6 million) and approximately $17.7 million in short-term bank credit. Our substantial debt obligations could have important consequences. For example, they could:

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

     Because a significant portion of our loans bear interest at floating rates, an increase in interest rates could reduce our profitability. A ten percent interest rate change on our floating interest rate long-term loans outstanding at December 31, 2005, would have an annual impact of approximately $0.3 million on our interest cost. See "Item 5. Operating and Financial Review and Prospectus
- Liquidity and Capital Resources" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk."

          DUE TO RESTRICTIONS IN OUR LOAN AGREEMENTS, WE MAY NOT BE ABLE TO OPERATE OUR BUSINESS AS WE DESIRE.

     Our loan agreements contain a number of conditions and limitations on the way in which we can operate our business, including limitations on our ability to raise debt, sell or acquire assets and pay dividends. Our loan agreements also contain various covenants which require that we maintain certain financial ratios related to shareholder's equity and operating results. These limitations and covenants may force us to pursue less than optimal business strategies or forgo business arrangements which could have been financially advantageous to us and our shareholders. See "Item 5. Operating and Financial Review and Prospects
- Liquidity and Capital Resources."

     Our failure to comply with the covenants and restrictions contained in our loan agreements could lead to a default under the terms of these agreements. For instance, during 2004, our subsidiary, AlbaHealth, failed to comply with certain financial covenants contained in its credit facility with General Electric Capital Corporation, or GE Capital, including a minimum EBITDA requirement. However, GE Capital agreed to waive certain financial covenant defaults that occurred during 2004 and to amend certain of the financial covenant provisions of the AlbaHealth credit facility. During the second quarter of 2005, AlbaHealth again failed to comply with a certain financial covenant in the credit facility. On October 10, 2005, AlbaHealth signed an amendment to its credit facility, under which the covenant defaults were waived and the Company was provided with more favorable credit facility terms. See "Item 10. Additional Information - 10C. Material Contracts - AlbaHealth Credit Agreement" for a description of the revised terms of the AlbaHealth credit facility. We have delivered a notice to exercise our option to require AlbaHealth to purchase our ownership interest in AlbaHealth, and we are in the process of negotiating the final terms of the purchase. See "Item 10. Additional Information - 10C. Material Contracts - AlbaHealth Option Agreement."

     If a default occurs and we are unable to renegotiate the terms of our debt, the lenders could declare all amounts borrowed and all amounts due to them under the agreements due and payable. If we are unable to repay the debt, the lenders could foreclose on our assets that are subject to liens and sell our assets to satisfy the debt. If AlbaHealth is unable to repay its debt, the lenders could foreclose on its assets that are subject to liens and sell its assets to satisfy the debt. See "Item 10. Additional Information - 10C. Material Contracts - Credit Agreement."

          WE ARE AFFECTED BY CONDITIONS TO, AND POSSIBLE REDUCTION OF, GOVERNMENT PROGRAMS AND TAX BENEFITS.

     We benefit from certain Israeli Government programs and tax benefits, particularly as a result of the "Approved Enterprise" status of substantially all of our existing production facilities in Israel. As a result of our "Approved Enterprise" status, we have been able to receive significant investment grants with respect to our capital expenditures. In addition, following our exhaustion of our net operating loss carry forwards, we have been able to benefit from a reduced tax rate of 25% on earnings derived from these investments for which the benefit period has not expired. To maintain eligibility for these programs and tax benefits, we must continue to meet certain conditions, including making certain specified investments in fixed assets and conducting our operations in specified "Approved Enterprise" zones in Israel. If we fail to meet such conditions in the future, we could be required to refund tax benefits and grants already received, in whole or in part, with interest linked to the Consumer Price Index, or CPI, in Israel from the date of receipt. We have granted a security interest over all of our assets to secure our obligations to fulfill these conditions.

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

     We also benefit from exemptions from customs duties and import quotas due to our locations in Israel and Jordan (Qualified Industrial Zone), and the free trade agreements Israel maintains with the United States, Canada, the European Union, or EU, and the European Free Trade Association, or EFTA. If there is a change in such benefits or if other countries enter into similar agreements and obtain similar benefits or if any such agreements were terminated, our profitability may be reduced.

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

     In order to maintain the listing of our ordinary shares on The New York Stock Exchange, or NYSE, we are required to meet specified maintenance standards. In addition, the NYSE has amended its continued listing criteria to require, among other things, either a minimum stockholders' equity of $75 million or a minimum market capitalization of $75 million. As of December 31, 2005, our market capitalization was $156.2 million, and we had stockholders' equity of $54.7 million.

     In the event we fail to meet any current or revised listing criteria of the NYSE, our ordinary shares may be delisted from trading on the NYSE. We cannot assure that we will meet all NYSE criteria in the future. Delisting of our ordinary shares would result in limited availability of market price information and limited news coverage. In addition, delisting could diminish investors' interest in our ordinary shares as well as significantly reduce the liquidity and price of our ordinary shares. Delisting may also make it more difficult for us to issue additional securities or secure additional financing.

     On September 28, 2005, our shares also began trading on the Tel Aviv Stock Exchange, or TASE. Under the Israeli Securities Law of 1968, in the event that within 12 months after we were initially listed for trading on TASE, we are delisted from trading on the NYSE, then within two months of such delisting, we will also be delisted from trading on TASE. If, however, prior to the expiration of such two months period we register our shares for trading on TASE by publishing a prospectus, our shares will not be delisted for trading on TASE.

          WE MAY NOT BE ABLE TO PROTECT OUR INTELLECTUAL PROPERTY.

     Our success is substantially dependent upon the adaptations and configurations we make to the machinery and equipment that we purchase and upon the manufacturing technologies, methods and techniques that we have developed for our exclusive use. Only a part of the adaptations, configurations, technologies or techniques used in our manufacturing process is patented. Moreover, we purchase our machinery and equipment from third parties and we cannot assure that a competitor will not adapt, configure or otherwise utilize machinery or equipment in substantially the same manner as we do. In addition, our subcontractors have access to proprietary information, including regarding our manufacturing processes, and from time to time we also lend machinery and equipment to subcontractors, and there is a possibility that subcontractors may breach their confidentiality undertakings toward us. Any replication of our manufacturing process by an existing or future competitor may significantly reduce our sales and profitability.

          WE FACE POTENTIAL COMPETITION BY OUR FORMER EMPLOYEES.

     Our trade secrets are well known to some of our employees. In the event one or more of our current or former employees exploit our trade secrets in violation of their non-competition and confidentiality obligations, we may be adversely affected in the competitive market and in our relationships with our customers and suppliers.

          WE FACE POTENTIAL CONFLICTS OF INTEREST CAUSED BY INVESTOR INFLUENCE.

     Our principal shareholders have a great deal of influence over the constitution of our Board of Directors and over matters submitted to a vote of the shareholders. As of March 15, 2006, Norfet, Limited Partnership had voting power over approximately 28.44% of the outstanding ordinary shares of Tefron. In addition, as of March 15, 2006 and based on available public information, Meir Shamir, one of our directors, owned approximately 40.02% in Mivtach-Shamir, which at such date was an approximately 34.45% holder in Norfet. As a result, the corporate actions of Tefron may be significantly influenced by Mr. Shamir. Furthermore, as of March 15, 2006, Ishay Davidi, the Chairman of our Board of Directors, served as CEO of FIMI 2001 Ltd., which controls the general partner of Norfet, one of the Norfet limited partners (which is managed by FIMI 2001 Ltd.) as well as the other Norfet limited partners by virtue of an irrevocable power of attorney. As a result, the corporate actions of Tefron may be significantly influenced by Mr. Davidi.

     As of March 15, 2006, Arie Wolfson, one of our directors, had direct voting power (through Arwol Holdings Ltd. an Israeli company wholly owned by Mr. Wolfson) over approximately 24.11% of the outstanding ordinary shares of Tefron, not including options to acquire 225,000 ordinary shares of Tefron that have already vested. Mr. Wolfson is also the Chairman and a significant shareholder of Macpell Industries Ltd., an Israeli company that owned approximately 18.38% of the outstanding ordinary shares of Tefron as of March 15, 2006. The controlling shareholders of Macpell have entered into a shareholders' agreement regarding corporate actions of Macpell, including the process by which Macpell votes its ordinary shares of Tefron to elect our Directors. As a result, the corporate actions of Tefron may be influenced significantly by Mr. Wolfson and by the other controlling shareholders of Macpell.

     In connection with the acquisition of Tefron ordinary shares by Norfet, Limited Partnership from the Company, Arwol Holdings Ltd. and Macpell, each of Norfet, Arwol and Macpell agreed to vote all of the Tefron ordinary shares owned or controlled by each of them for the election to the Company's nine-member Board of Directors of: (i) two members plus one independent director and one external director nominated by Norfet, Limited Partnership, (ii) two members plus one independent director and one external director nominated by Arwol and Macpell, and (iii) the Company's chief executive officer.

     We are party to consulting and management services agreements with each of
(i) Mr. Wolfson and a company controlled by him and (ii) Norfet, pursuant to which each of them agreed to provide consultancy and management services to Tefron. We also lease various properties from affiliates of Macpell. See "Item
6. Directors, Senior Management and Employees - 6A. Directors and Senior Management," "Item 7. Major Shareholders and Related Party Transactions," and
Note 17 of the Notes to the Consolidated Financial Statements.

     Israeli law imposes procedures, including, for certain material transactions, a requirement of shareholder approval, as a precondition to entering into interested party transactions. These procedures may apply to transactions between Macpell and us and between Norfet and us. However, we cannot assure that we will be able to avoid the possible detrimental effects of any such conflicts of interest by complying with the procedures mandated by Israeli law. See "Item 6. Directors, Senior Management and Employees - 6A. Directors and Senior Management," "- 6C. Board Practices," and "Item 7. Major Shareholders and Related Party Transactions."

          WE ARE SUBJECT TO VARIOUS RISKS RELATING TO OPERATIONS IN ISRAEL.

     We are incorporated under the laws of, and our main offices and manufacturing facilities are located in, the State of Israel. We are directly influenced by the political, economic and security conditions in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic concerns for Israel. Any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on our operations. Since October 2000, there has been a deterioration in the relationship between Israel and the Palestinians which has resulted in increased violence. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. We cannot assure that ongoing or revived hostilities or other factors related to Israel will not have a material adverse effect on us or our business.

     Generally, all male adult citizens and permanent residents of Israel under the age of 54, unless exempt, are obligated to perform up to 36 days of annual military reserve duty. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. Some of our officers and employees are currently obligated to perform annual reserve duty. No assessment can be made as to the full impact of such requirements on our workforce or business, and no prediction can be made as to the effect of any expansion or reduction of such military obligations on our business. See "Item
4. Information on the Company - 4B. Business Overview - Conditions in Israel."

     During 2004, a general strike at Israel's ports caused a shortage of raw materials and resulted in a loss to the Company of sales of approximately $2.5 million. This shortage also resulted in a decrease in production volume and an increase in operating costs, which affected our ability to achieve greater operating efficiencies. Although Israel's Ministry of Finance, the Histadrut (General Federation of Labor in Israel), and the Israel Ports Authority signed an agreement in February 2005 which is intended to ensure five years without labor strikes, a further strike or labor disruption at Israel's ports may occur and have an adverse effect on us or our business.

ITEM 4. INFORMATION ON THE COMPANY

4A.  HISTORY AND DEVELOPMENT OF THE COMPANY

     Tefron Ltd. was incorporated under the laws of the State of Israel on March 10, 1977. Our principal executive offices are located at Ind. Center Teradyon, P.O. Box 1365, Misgav 20179, Israel and our telephone number is 972-4-9900-881. We are subject to the provisions of the Israeli Companies Law, 1999. Our agent for service of process in the United States is CSC Corporation Service Company, 2711 Centerville Rd. Suite 400, Wilmington, DE 19808.

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

    2001       Initial significant shifting of sewing production to Jordan.

    2001 Launch of a turn around program, including significant cost reduction, downsizing and consolidation of operations.

    2002 Reorganization of Alba, including a spin-off of the Health Product Division and the formation of the AlbaHealth joint venture with a strategic investor, and the initial consolidation of the seamless production activity in Hi-Tex in Israel which was completed in the second quarter of 2003.

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

OCTOBER 2004        Launch of a new business division, Sports Innovation
                    Division, or SID, which is devoted to our growing US customers base in the sport active wear market.

SEPTEMBER 2005      Registration of our shares for trading on the TASE (in
                    addition to the listing on the NYSE).

DECEMBER 2005       Our delivery of a notice to exercise our option to require
                    AlbaHealth to purchase our ownership interest in AlbaHealth.
                    We are in the process of negotiating the final terms of the purchase.

JANUARY 2006        Closing of a public auction of ordinary shares and option
                    certificates on the TASE for aggregate net proceeds of $13.9 million (not including proceeds that may be received upon exercise of any option certificates).

ALBAHEALTH LLC

     FORMATION OF ENTITY. On September 6, 2002, Alba entered into a contribution agreement with Encompass Group, L.L.C., an experienced manufacturer and marketer of numerous health products, and GE Capital, as a result of which Encompass and GE Capital acquired a portion of AlbaHealth's Products Division which from then became operated through a newly formed Delaware limited liability company, AlbaHealth.

     Under the terms of the contribution agreement, Alba contributed to AlbaHealth substantially all of the assets related to its Health Products Division, together with the associated liabilities, including bank debt of $28 million secured by such assets, in exchange for a 48.325% ownership interest in AlbaHealth. Encompass contributed $12 million in cash to the capital of AlbaHealth in exchange for a 48.325% ownership interest, and GE Capital contributed $1 million in cash in exchange for a 3.35% ownership interest. In addition, GE Capital provided AlbaHealth with a $18.0 million credit facility. For information concerning the AlbaHealth credit agreement, see "Item 10. Additional Information - 10C. Material Contracts - AlbaHealth Credit Agreement."

     Under the terms of the Contribution Agreement, the parties agreed that Alba will maintain a majority position on the board of managers of AlbaHealth so long as it holds at least 40% of the interest of AlbaHealth. In addition, the Contribution Agreement provides for certain limitations on the ability of the parties to transfer their interests in AlbaHealth.

     PUT OPTION AGREEMENT. The parties to the Contribution Agreement are also parties to a Put Option Agreement under which each of Alba and GE Capital has an option to require AlbaHealth to purchase all, but not less than all, of such party's ownership interest in AlbaHealth. In December 2005, we delivered a notice of exercise to require AlbaHealth to purchase our ownership interest in AlbaHealth, and we are in the process of negotiating the final terms of the purchase. Closing is subject to satisfaction of various conditions. See "Item
10. Additional Information - 10C. Material Contracts - AlbaHealth Option Agreement."

CAPITAL EXPENDITURES

     Our capital expenditures for fixed assets (net of grants from the Government of the State of Israel) were $4.8 million, $7.8 million, and $2.1 million, for the years ended December 31, 2005, 2004, and 2003, respectively. The 2005 expenditures were primarily made in Israel to purchase new dyeing and finishing machines, sewing machines and other equipment. See Consolidated Statements of Cash Flows in the Consolidated Financial Statements.

     Our current capital expenditures include investments in equipment, machinery and leasehold improvements in our facilities in Israel and Jordan. See
Note 6 of the Notes to the Consolidated Financial Statements. We expect to incur capital expenses primarily to acquire new knitting and finishing machines, and other equipment for our Hi-Tex Division and to shift more of the sewing production of our Hi-Tex division out of Israel to Jordan to take advantage of lower labor costs.

     As of the date of this Annual Report, we estimate that our capital expenditures for 2006 (net of grants from the Government of the State of Israel) will be approximately $8 million. We expect to finance these investments primarily from cash generated from operations and from the proceeds of our January 2006 equity offering in Israel. However, the actual amount of our capital expenditures will depend on a variety of factors, including general economic conditions, changes in demand for our products, increase in the sales growth of our new products, the risks and uncertainties involved in doing business in Jordan and our ability to generate sufficient cash from operations. See "Item 3. Key Information - 3D. Risk Factors."

4B.  BUSINESS OVERVIEW

OVERVIEW

     We manufacture intimate apparel, active-wear and swimwear sold throughout the world by such name-brand marketers as Victoria's Secret, Nike, Target, Warnaco/Calvin Klein, The Gap, Banana Republic, Mervyn's, Puma, Patagonia, Adidas, Reebok and other well known American retailers and designer labels. Through the utilization of manufacturing technologies and techniques developed or refined by us, we are able to mass-produce quality garments featuring unique designs tailored to our customers' individual specifications. Our product line includes knitted briefs, bras, tank tops, boxers, leggings, crop, T-shirts, daywear, nightwear, bodysuits, swim-wear, beach-wear, active-wear and accessories. Our Healthcare Division manufactures and sells a range of textile healthcare products. These products include: slip resistant footwear; anti-embolism stockings and compression therapy systems, an intermittent pneumatic compression device; sterile wound dressings; and XX-Span(R) dressing retainers, an extensible net tubing designed to hold dressings in place without the use of adhesive tape. In December 2005, we exercised our option under the AlbaHealth Put Option Agreement to sell our ownership interest in AlbaHealth, and we are in the process of negotiating the final terms of the purchase. See "Item 10. Additional Information - 10C. Material Contracts - AlbaHealth Option Agreement."

     We seek to apply our manufacturing technologies and techniques to meet the fashion and merchandising needs of our customers. With product innovation made possible by our manufacturing capabilities, we invest our marketing efforts to become a principal supplier to a more select customer base, representing some of the leaders in the intimate apparel and active-wear industries. As a result of this strategy, we successfully entered the United States market for quality, competitively priced intimate apparel and active-wear.

     We are known for the technological innovation of our Hi-Tex manufacturing process. Our Hi-Tex manufacturing process was implemented as part of our strategy to streamline our manufacturing process and improve the design and quality of our products. The Hi-Tex manufacturing process involves the utilization of a single machine that transforms yarn directly into a nearly complete garment, replacing the knitting, cutting, and significant sewing functions which, in traditional manufacturing, are performed sequentially on separate machines at separate workstations. Following this single-machine operation, all the Hi-Tex manufacturing process requires to complete the garment is dyeing and a reduced amount of sewing and finishing. Our Hi-Tex manufacturing process enables us to produce a substantially wider range of fabrics, styles and product lines, resulting in a consistently high level of comfort, quality and durability. Our fabric engineering, product design and the comfort of our products provide us with an opportunity to expand our sales of active-wear products.

     We believe that our collaboration with our customers in the design and development of our products strengthens our relationships with our customers and improves the quality of our products. We began our relationship with Victoria's Secret in 1991, with Banana Republic and The Gap in 1993, with Warnaco/Calvin Klein in 1994 and with Nike and J.C. Penny in 2000. In 2000, we also began our relationship with Target, which was an existing customer of Alba Waldensian, Inc., which name was changed to Tefron USA, Inc., or Alba. These customers accounted for approximately 71.3% and 73.9% of our total sales in 2004 and in 2005, respectively. We enjoy several strategic advantages by reason of our location in Israel and Jordan. Israel is one of the few countries in the world that has free trade agreements with the United States, Canada, the European Union, or EU, and the European Free Trade Association, or EFTA. These agreements permit us to sell our products in the United States, Canada and the member countries of the EU and the EFTA free of customs duties and import quotas. Due to our locations in Israel and in Jordan we benefit from exemptions from customs duties and import quotas. We also currently benefit from substantial investment grants and tax incentives provided by the Government of Israel and from the availability in Israel of both skilled engineers and relatively inexpensive unskilled workers. See "- Israeli Investment Grants and Tax Incentives" and "- Conditions in Israel -Trade Agreements."

PRODUCTS

     In close collaboration with our customers, we design and manufacture intimate apparel, active-wear and swimwear. Through our efficient capability, we produce garments made of cotton and synthetic fibers for large-volume marketers who, in recent years, have increased retail consumer interest for quality intimate apparel and active-wear at affordable prices. We believe that our advanced technology and manufacturing processes enable us to deliver intimate apparel and active-wear that is comfortable to wear, fits well, fashionable, made of high-quality fabric and difficult to imitate. Our product line includes knitted briefs, bras, tank tops, boxers, leggings, crop, T-shirts, daywear, nightwear, bodysuits, swim-wear, beach-wear, active-wear, and accessories.

     AlbaHealth manufactures and sells healthcare products. These products include: anti-embolism stockings and compression therapy systems, an intermittent pneumatic compression device, both of which are designed to improve circulation and reduce the incidence of deep vein thrombosis; sterile wound dressings, such as pre-saturated gauze, petrolatum and xeroform gauze, non-adhering dressings and gauze strips; and XX-Span(R) dressing retainers, an extensible net tubing designed to hold dressings in place without the use of adhesive tape. All dressing products are used in wound care therapy. Other healthcare products include slip-resistant patient treads, which are knitted soft patient footwear with slip-resistant soles to help prevent patient falls while keeping feet warm even while in bed, oversized socks and knitted cuffs. In 2005, footwear products represented approximately 49.0% of the sales of AlbaHealth.

     The principal market for our products is the United States. For a breakdown of our sales by geographic area and operating segments, see Note 16 of the Notes to the Consolidated Financial Statements.

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

     We manufacture products only to fill firm orders and therefore maintain limited inventory of finished goods. Customers typically send projected product requirements to us between six and 12 months in advance of the delivery requirements and place firm orders between three and six months prior to the desired delivery date. This lead time allows us to coordinate raw material procurement with its usage and to adjust production levels in order to meet demand.

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

     o RAW MATERIAL DEVELOPMENT - After a design is developed, raw materials for the production of the product are purchased. Our raw materials include cotton yarns, blends of cotton and synthetic yarn (e.g., cotton-spandex, cotton-lycra and cotton-viscose), micro-fiber nylons and blends of micro-fiber nylon with lycra/spandex and elastic. We purchase our raw materials from several international and domestic suppliers and historically have not experienced any difficulty in obtaining raw materials to meet production requirements. Raw materials are generally purchased against actual orders, although we have a policy of maintaining a minimum level of those raw materials that are in repeated demand. From time to time, when market conditions are favorable, we have entered into contracts with various suppliers of basic yarns for delivery over a period of three to six months.

     o KNITTING (ONLY CUT & SEW) - Our Cut & Sew Division knitting facility located adjacent to our principal manufacturing facility in Segev, Israel, currently supplies substantially all of our fabric needs in Israel. This facility utilizes advanced and automated technology to knit tubular fabric, including bodysize fabrics. Bodysize fabrics, which are required for bodysize garments, enable maximum use of fabric and minimize waste during cutting. We operate 115 automatic knitting machines, which have capacity to produce approximately 300 tons of fabric per month (depending on the type of fabric). During 2005, we produced approximately 85 tons of fabric per month.

     o DYEING AND FINISHING - Our Cut & Sew Division's dyeing and finishing facility can satisfy a significant portion of its dyeing and finishing needs in-house. The remainder is outsourced to dyeing and finishing subcontractors in Israel. Our Hi-Tex Division subcontracts almost all of its dyeing and finishing needs. We have established testing procedures which examine all fabric upon return to us to ensure the color consistency, stability and durability of our dyed fabric.

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

     The Hi-Tex manufacturing process is currently being used to produce knit-to-size intimate apparel, active-wear and outerwear. We operate our Hi-Tex knitting process in our principal production facilities in Segev, Israel. We operate our Hi-Tex sewing process in one sewing facility in Israel and also subcontract sewing in Israel and in Jordan. See "Item 4. Information on the Company - 4D. Property, Plants and Equipment." At December 31, 2005, we had a total of 751 fully equipped Santoni Knitting machines at the Hi-Tex facilities in Israel. We also have 145 fully equipped Santoni Knitting machines at Alba in Valdese, North Carolina, which are currently not operated but may be transferred to other manufacturing facilities at our discretion.

     We believe that the Hi-Tex manufacturing process represents an innovative combination of cutting-edge technology and technical expertise and has further strengthened our reputation within the industry as a leader in automated manufacture and design. In addition, with both the Hi-Tex manufacturing process and the traditional cut-and-sew process, we are able to produce garments made from synthetic fibers in addition to existing lines of cotton products. We specialize in developing and using performance yarns. The Hi-Tex manufacturing process was developed in-house through the adaptation and configuration of machinery and equipment purchased from third parties. Although developed for its exclusive use, only a part of these adaptations and configurations is patented.

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

     We see the active-wear market as an added opportunity to promote our innovative production and design capabilities. Our office in Portland, Oregon serves to advance our active-wear sales, to strengthen the communication with our active-wear customers, and to improve our services. In addition, we have dedicated a separate development and sales team in Israel for the active-wear customers.

     Products of AlbaHealth for use in hospitals are marketed to major distributors by AlbaHealth's sales representatives. These products are sold both under private label and AlbaHealth's own label.

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

CUSTOMERS

     Our customers represent some of the leading marketers of intimate apparel and active-wear in the world. More than 68% of our sales in 2005 were derived from the worldwide sale of our products to our four largest apparel customers, Victoria's Secret, Nike, Target, and Banana Republic and The Gap. In 2005, we strengthened our business relationships with our active-wear customers, such as Nike, Patagonia, Reebok, Puma, Adidas and others.

     The following table outlines the dollar amount and percentage of total sales to our customers:

CUSTOMER                              2003                      2004                      2005
                              -------------------       --------------------      -------------------
                                                       (Dollars in millions)
Victoria's Secret (1)         $ 62.2        38.2%       $ 70.4        38.5%       $ 69.3        33.7%

Nike                          $  5.3         3.2%       $ 12.4         6.8%       $ 44.1        21.5%

Target                        $ 14.8         9.1%       $ 24.4        13.4%       $ 18.5         9.0%

Cardinal Healthcare (2)       $ 17.8        10.9%       $ 16.9         9.2%       $ 17.5         8.5%

The Gap/Banana Republic       $  9.2         5.6%       $ 11.5         6.3%       $  9.2         4.5%

Others                        $ 53.8        33.0%       $ 47.2        25.8%       $ 47.0        22.8%

Total                         $163.1       100.0%       $182.8       100.0%       $205.6         100%

--------------------------------------------------------------------------------

(1) Includes sales to Mast Industries, Inc. on behalf of Victoria's Secret, Victoria's Secret Catalog, Cacique and Abercrombie & Fitch.

(2)  Customer of AlbaHealth, our subsidiary.

     We established our relationship with our largest customer, Victoria's Secret, in 1991. Currently, we manufacture underwear, nightwear, loungewear, bodysuits and bras for Victoria's Secret. We continue to seek to expand and strengthen our relationship with Victoria's Secret by providing the retailer with a continuing line of new products. However, we cannot assure that Victoria's Secret will continue to buy our products in the same volumes or on the same terms as they did in the past. For instance, during the past few years we have been asked by Victoria's Secret to reduce the prices of Victoria's Secret's Logo program. See "Item 3. Key Information - 3D. Risk Factors - We depend on a small number of principal customers who have in the past purchased our products in large volumes. We cannot assure that these customers or any other customer will continue to buy our products in the same volumes or on the same terms."

     We began our working relationship with Nike in 2000. Currently, we supply them with active-wear for men and women.

     We began our relationship with Target in 2000, which was an existing customer of Alba. Currently, we supply them with underwear for men and women, and active-wear products.

     We began our working relationship with Banana Republic and The Gap in 1993. Currently, we supply Banana Republic and The Gap with underwear and sleepwear.

     We also gained as a customer Allegiance Healthcare Corporation, subsequently acquired by Cardinal Healthcare, through our acquisition of Alba at the end of 1999. Cardinal acquires a range of medical products from AlbaHealth.

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

BACKLOG

     Our backlog of orders during 2005 ranged from $45.8 million to $64.2 million, as compared to a range of $48.6 million to $85.8 million during 2004. This backlog is comprised of firm orders that represent the average production volume mainly for the subsequent three to five months. Backlog data and any comparison thereof as of different dates may not necessarily indicate future sales.

ISRAELI INVESTMENT GRANTS AND TAX INCENTIVES

     The Israeli government has established investment and tax incentive programs for enterprises that invest and do business in Israel. Israeli government support is provided primarily to industrial and tourism companies that help fulfill certain economic objectives of the Israeli government, such as creating employment in selected locations in Israel, competing in international markets, utilizing innovative technologies, producing value-added products and generating income in foreign currency. To date, we have enjoyed Israeli government grants with respect to such programs for significant amounts of our capital expenditures. Such grants were available from 1997 to 2001 for an amount equal to 24% of the eligible annual capital expenditures for projects not exceeding investments of NIS140 million in any year, and for an amount equal to 20% of the eligible annual capital expenditures for projects exceeding investments of NIS140 million. Following the exhaustion of our net operating loss carry forwards in 1997, we began to benefit from certain tax incentives as a result of the Approved Enterprise status of certain of our facilities. Approved Enterprises related to investment programs from January 1997 onwards in designated areas which include the location of our primary plants are exempt from tax for the first two years of the Benefit Period commencing in the first year in which the taxable income is generated.

LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959

     PRIOR TO AMENDMENT IN APRIL 2005

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

     Each application to the Investment Center is reviewed separately, and a decision as to whether or not to approve such application is based upon, among other things, the then-prevailing criteria set forth in the Investment Law, on the specific objectives of the applicant company set forth in such application and on certain financial criteria of the applicant company. Accordingly, there can be no assurance that any such application will be approved.

     Taxable income of a company derived from an Approved Enterprise designated as such after July 30, 1978 is subject to corporate tax at the maximum rate of 25% for the "Benefit Period," a period of seven years commencing on the latest of the year of operation or in the year in which the Approved Enterprise first generated taxable income (limited to 12 years from commencement of production or 14 years from the date of approval, whichever is earlier) and, under certain circumstances (as further detailed below), extending to a maximum of ten years from the commencement of the Benefit Period. In the event that a company is operating under more than one approval or that its capital investments are only partly approved, referred to as a "Mixed Enterprise", its effective corporate tax rate is the result of a weighted combination of the various applicable rates.

     We currently have plants which have been granted Approved Enterprise status in conformity with the Investment Law. In accordance with this law, the income from the Approved Enterprises during the Benefit Period will be subject to a reduced tax rate of 25% (for Letters of Approval received before 1997) or 2 years of tax exemption and a reduced tax rate for the remainder of the benefits period (for Letters of Approval received after 1997). A company with foreign investment in excess of 25% at the time an approval is granted is entitled to a Benefit Period of ten years from such approval. In addition, the tax rate benefit is reduced even further in correspondence with the increase in the foreign ownership percentage The proportion of foreign investment is measured annually based on the lowest level of foreign investment during the year. Our effective tax rate for accounting purposes for income derived from Approved Enterprises during 2005, based on its percentage of foreign investment in 2005, was 25%. Due to accumulated losses and other factors, we did not pay tax on this income during 2005.

     The Benefit Period for our first Approved Enterprises has ended and as such, income attributable to these enterprises are taxed at a rate of 31%, the regular Israeli corporate tax rate in 2006. Shareholders are subject to a 15% Israeli tax (withheld at source) on dividends distributed out of income of Approved Enterprises and a 20% (25% if the recipient of the dividends holds an interest in the company of more than 10% during the 12 months prior to a dividend distribution), Israeli tax (unless treaties for the prevention of double taxation state otherwise) on dividends distributed from other sources of income. Tax-exempt income attributable to the "Approved Enterprise" cannot be distributed to shareholders without subjecting the Company to taxes except upon complete liquidation of the Company. If such retained tax-exempt income is distributed in a manner other than upon the complete liquidation of the Company, it would be taxed at the reduced corporate tax rate applicable to such profits (between 10%-25%). The Company currently does not have profits that can be distributed as dividends under Israeli Law.

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

     The benefits available to an Approved Enterprise are conditional upon the fulfillment of certain conditions stipulated in the Investment Law and its regulations and the criteria set forth in the specific certificate approval, as described above. In the event that these conditions are not satisfied, in whole or in part, we would be required to refund the amount of tax benefits, with the addition of the Israeli CPI, linkage adjustment and interest. We have recorded floating charges on all of our assets to secure our obligation to fulfill these conditions. We believe that our Approved Enterprises operate in substantial compliance with all such conditions and criteria. However, the shifting of the sewing operations from Israel to Jordan may require an adjustment to the terms of the certificate approval; otherwise, our operations may not be in compliance with the approval's terms.

TAX BENEFITS UNDER AN AMENDMENT THAT BECAME EFFECTIVE ON APRIL 1, 2005

     A recent amendment to the Investment Law, which has been officially published as of April 1, 2005 has significantly changed the provisions of the law. The amendment sets forth the scope of enterprises which may qualify as a Privileged Enterprise (under the amendment, the designation is Priviliged Enterprise rather than Approved Enterprise) by setting forth criteria for qualification of a company, such as provisions generally requiring that at least 25% of the Approved Enterprise's income will be derived from export and under the alternative package of benefits will invest a minimum qualifying investments in productive assets.

     We will continue to enjoy our current tax benefits in accordance with the provisions of the Investment Law prior to its revision, but if we are granted any new benefits in the future, they will be subject to the provisions of the amended Investment Law. The amendment will be relevant to us only for new programs of ours, if any, commencing in 2007 and thereafter.

     There can be no assurance that we will satisfy the above conditions in the future or that we will be entitled to any additional benefits under the Investment Law. In addition, it is possible that we may not be able to operate in a way that maximizes utilization of the benefits under the Investment Law.

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

     (c)  accelerated depreciation rate on equipment and buildings; and

     (d) expenses related to a public offering are deductible in equal amounts over three years.

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

POLITICAL CONDITIONS IN ISRAEL

     Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has led to security and economic concerns for Israel. A peace agreement between Israel and Egypt was signed in 1979, and a peace agreement between Israel and Jordan was signed in 1994. However, as of the date hereof, Israel has not entered into any peace agreement with Syria or Lebanon. No prediction can be made as to whether any other agreements will be entered into between Israel and its neighboring countries, whether a final resolution of the area's problems will be achieved, the nature of any such resolution or whether civil unrest will resume and to what extent such unrest would have an adverse impact on Israel's economic development or on our operations in the future.

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

     Certain countries, companies and organizations continue to participate in a boycott of Israeli firms. We do not believe that the boycott has had a material adverse effect on us, but there can be no assurance that restrictive laws, policies or practices directed towards Israel or Israeli businesses will not have an adverse impact on our business.

     Generally, all male adult citizens and permanent residents of Israel under the age of 54, unless exempt, are obligated to perform up to 36 days of annual military reserve duty. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. Some of our officers and employees are currently obligated to perform annual reserve duty. While we have operated effectively under these requirements since we began operations, no assessment can be made as to the full impact of such requirements on our workforce or business, and no prediction can be made as to the effect on us of any expansion or reduction of such obligations.

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

TRADE AGREEMENTS

     Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development, and the International Finance Corporation. Israel is a signatory to the General Agreement on Tariffs and Trade, or GATT, which provides for the reciprocal lowering of trade barriers among its members. In addition, Israel has been granted preferences under the Generalized System of Preferences from the United States, Australia, Canada and Japan. These preferences allow Israel to export the products covered by such program either duty-free or at reduced tariffs. Israel became associated with the European Economic Community (now known as the European Union) in a Free Trade Agreement concluded in 1975, which confers certain advantages with respect to Israeli exports to most European countries and obligates Israel to lower its tariffs with respect to imports from those countries over a number of years.

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

     In January 1995, the GATT members entered into an agreement with respect to Textile and Clothing. According to this agreement, all non-tariff barriers were gradually decreased since the date of the agreement until their full omission on January 1, 2005. In 2004, in expectation of this change, the United States decided to extend the period of barriers relating to products exported from China.

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

U.S. GOVERNMENT REGULATION

     Alba is subject to various United States regulations relating to the maintenance of safe working conditions and manufacturing practices. In addition, certain of the products manufactured by AlbaHealth are subject to the requirements of the U.S. Food and Drug Administration with respect to environmentally controlled facilities. Management believes that it is currently in compliance with all such regulations.

4C.  ORGANIZATIONAL STRUCTURE

     Our significant subsidiaries consist of the following wholly-owned subsidiaries: (i) Hi-Tex Founded by Tefron Ltd., a company incorporated under the laws of the State of Israel, (ii) Marco Clothing Ltd. a company formed under the laws of Israel, (iii) Alba Waldensian, Inc., which name was changed to Tefron USA, Inc. and which holds a 48.325% interest in AlbaHealth, a Delaware limited liability company, and (iv) El-Masira Textile Company Ltd., a company incorporated under the laws of Jordan.

4D.  PROPERTY, PLANTS AND EQUIPMENT

ISRAEL

     As of December 31, 2005, we maintained manufacturing and administrative facilities at the following sites in Israel and Jordan:

                                       APPROX.
                                       SQUARE       NUMBER OF     LEASE
FACILITY IN ISRAEL                     FOOTAGE      EMPLOYEES  EXPIRATION(1)    FUNCTION
------------------                     -------      ---------  -------------    --------
Petach Tikva                             7600             7       2008          Management offices
Segev:  Central Factory -
  Tefron (2) (3)                       83,000           169       2006          Knitting cutting, sewing,
                                                                                packaging, storage and
                                                                                administrative functions

Segev:  Central Factory -
  Hi-Tex 1 (2) (3)                    143,000           347       2011          Knitting, sewing, packaging,
                                                                                storage and administrative
                                                                                functions
Segev:  Central Factory -
  Hi-Tex 2 (2) (3)                    178,000           371       2012          Knitting, sewing, packaging
                                                                                and storage
Holon - Macro Center                    12000            68       2009          Sewing and administrative
                                                                                functions
Yarka                                  23,000           339       2012          Sewing and packaging

Segev:  Central Factory - New -Net     37,000            --       2006          Storage

Netanya:  Dyeing Factory               68,000            50       2009          Dyeing and finishing

Segev:  Delivery Warehouse (2) (3)     65,000            10       2012          Warehouse for finished
                                                                                products
FACILITY IN JORDAN
Irbid (5)                             147,000           502       2006(4)       Sewing and packaging factory

     (1)  Including any renewal options.

     (2)  We lease this property from a subsidiary of Macpell.

     (3) Not including an additional option for a 15 year lease exercisable every three years on 90 days' prior advance notice.

     (4)  The agreement is renewable, at our option, every year.

     (5)  Includes free land lease of 78,000 square feet.

     Our Hi-Tex 1, Hi-Tex 2, Central Factory and Delivery Warehouse facilities in Segev, Israel, are leased from a subsidiary of Macpell. See "Item 7. Major Shareholders and Related Party Transactions - 7B. Related Party Transactions - Relationships and Transactions with Macpell - Lease Arrangement."

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

UNITED STATES

     As of December 31, 2005, Alba maintained manufacturing and administrative facilities at the following sites in the United States:


                               APPROX.        NUMBER OF
FACILITY IN UNITED STATES   SQUARE FOOTAGE    EMPLOYEES       FUNCTION
-------------------------   --------------    ---------       --------
Valdese, NC - Alba             157,000              9          Warehouse (Consumer Products)
Rockwood, TN (AlbaHealth)      245,940            231          Knitting, Yarn Processing & Finishing (Health Products)
Valdese, NC - Offices           52,000             13          Corporate headquarters
New York City - Offices          3,200              3          Sales Offices and Showroom
Portland, OR- Offices            2,029              4          Sales Offices and Showroom

     We also own two facilities in Valdese, NC (of approximately 178,300 and 81,000 square feet, respectively), which are currently unused. We are exploring opportunities to sell or lease these facilities. See Note 6 of the Notes to the Consolidated Financial Statements.

     The lease of Alba's office in Portland, Oregon expired in February 2006 and the office was vacated.

     All plants are of brick and steel construction, and most areas have been air-conditioned. Since April 2005, we are leasing for seven years 2000 square feet at 150 West 30th Street New York, NY. The remainder of Alba's physical properties are held in fee simple. Alba's physical properties are subject to a lien pursuant to a credit agreement entered into in connection with the acquisition of Alba. See "Item 10. Additional Information - 10C. Material Contracts - Credit Agreement." We believe our existing facilities in the United States are well-maintained, in good operating condition and provide adequate space for Alba's current level of operations as well as for a significant increase in sales volume.

     We further believe that Alba is in substantial compliance with present United States federal, state and local regulations regarding the discharge of materials into the environment. Capital expenditures required to be made in order to achieve such compliance have had no material adverse effect upon Alba's earnings or the competitive position of Alba. We believe that continued compliance will not require material expenditures.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

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

     We have three divisions: Seamless (also called Hi-Tex), Cut & Sew and Healthcare. Our Seamless Division, which manufactures intimate apparel and active-wear products, generated approximately 53.4% of our revenues during 2005. Our Cut & Sew Division, which manufactures intimate apparel, active-wear and swim-wear products, generated approximately 29.9% of our revenues during 2005. Our Healthcare Division generated approximately 16.7% of our revenues during 2005. We have delivered a notice to exercise our option to require AlbaHealth to purchase our ownership interest in AlbaHealth, and we are in the process of negotiating the final terms of the purchase. See "Item 10. Additional Information - 10C. Material Contracts - AlbaHealth Option Agreement."

     Our Hi-Tex manufacturing process involves a vertically integrated production process, from the design of the product to the knitting, dyeing and sewing of the product. However, our Hi-Tex manufacturing process utilizes state-of-the-art technology that eliminates a significant number of stages of the manufacturing process while enabling our Hi-Tex Division to produce a substantially wider range of fabrics, styles and product lines at a consistently high level of comfort, quality and durability. The Hi-Tex manufacturing process was developed in-house through the adaptation and configuration of machinery and equipment purchased from third parties. Although developed for our exclusive use, most of these adaptations and configurations are not patented. The manufacturing for our Hi-Tex Division takes place mainly in Israel, where we operated approximately 751 fully equipped Santoni knitting machines as of December 31, 2005.

     Our Cut & Sew manufacturing process also involves a vertically integrated production process. We are involved in all steps in the process, from the design of the product to the knitting, dyeing, cutting and sewing of the product. The knitting, dyeing and cutting processes for our intimate apparel and active-wear products of our Cut & Sew Division take place in Israel and most of the sewing for these products takes place in Jordan. Our swimwear products are produced mainly in the Far East.

     Our Healthcare Division manufactures a range of textile healthcare products, which are manufactured in the United States, Mexico and Sri Lanka.

     2005 DEVELOPMENTS

     In 2005, we benefited from our strategy, begun at the end of 2002, to transform from an intimate apparel company with one anchor customer to a more diversified active-wear, swimwear and intimate apparel company with a diversified customer base. Our expansion into active-wear and swim-wear has provided us with an opportunity to increase our sales to a more diverse customer base, including Nike, Reebok, Puma, Target, Swimwear Anywear and others. During 2005, our sales of active-wear and swim-wear products accounted for approximately 33.9% of our overall sales, while during 2004 sales of these products accounted for approximately 16.6% of our overall sales.

     The growth in our sales during 2005 was due mainly to the significant growth in sales of active-wear, and in particular sales to Nike for their Nike Pro category. We are looking to further expand our relationship with Nike. We intend to broaden our product lines while entering into new categories and increase the visibility of our Engineered For Performance EFP(TM) technology.

     While our transformation to a more diversified company initially reduced operating efficiency in our Seamless division as we manufactured new, more complicated active-wear and swim-wear products with different raw materials, during 2005 we improved our operating efficiency. This improved efficiency contributed to our higher operating and net profit during 2005. We intend to work to maintain these efficiency levels as we expand our product lines and manufacture other new, more complicated active-wear and swim-wear products, although we cannot guarantee that we will be able to do so.

     The cost structure of our Cut & Sew manufacturing process for intimate apparel and active-wear products, which takes place principally in Israel and Jordan, continues to be higher than the cost structure of many of our competitors in the Far East, Egypt and Mexico. This competition, mainly for the sale of intimate apparel products, has caused an erosion of our prices. We are endeavoring to move portions of the Cut & Sew manufacturing process for intimate apparel and active-wear products from Israel and Jordan to Egypt and the Far East to benefit from the lower labor costs in those locations.

     Our Cut & Sew manufacturing process for swim-wear products continues to takes place principally in the Far East to keep costs low. We are endeavoring to move the rest of the local production to subcontractors in the Far East.

     In addition, the strengthening of the U.S. dollar compared to the NIS and Euro in 2005 also positively affected our operating income in 2005.

     CURRENCY; REVENUES; RAW MATERIALS

     The currency of the primary economic environment in which our business is conducted is the U.S. dollar. Consequently, we use the dollar as our functional currency. Transactions and balances denominated in dollars are presented at their dollar amounts. Transactions and balances in other currencies are converted into dollars in accordance with the principles set forth in Statement No. 52 of the Financial Accounting Standards Board and resulting gains and losses are included in the statement of income. The financial information below reflects our operations on a consolidated basis.

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

SIGNIFICANT ACCOUNTING POLICIES

     We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the U.S. As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available at the time they are made. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of expenses during the periods presented.

     Our management believes the significant accounting policies which affect management's more significant estimates, judgments, and assumptions used in the preparation of the Company's consolidated financial statements and which are the most critical to aid in fully understanding and evaluating the Company's reported financial results include the following:

          o    Inventory valuation

          o    Property, plant and equipment

          o    Goodwill

          o    Income taxes and valuation allowance

     INVENTORY VALUATION

     At each balance sheet date, we evaluate our inventory balance for excess quantities and obsolescence. We estimate the excess inventory of products and raw materials which are not designated for existing or projected orders as well as inventory that is not of saleable quality, estimate their market value and reduce their carrying value accordingly. Misjudgement in planning inventory level or in the assessment of the market value of the excess raw materials and products may require us to record inventory mark downs that would be reflected in cost of sales in the period the revision is made.

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

     SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value.

     The carrying value of goodwill recorded in our financial statement is related to the AlbaHealth reporting unit. In preparation of the financial statements for the year 2005, we completed our most recent review performed by an independent expert of this reporting unit, which determined that its fair value is lower than its carrying value, and therefore an impairment of $5.7 million was required in the recorded goodwill for this period to adjust it to its determined fair value. The review process uses the income method and is based on a discounted future cash flow approach that uses estimates for cash flow, growth of sales, taxes, profits and cost of capital, among others, for the AlbaHealth reporting unit as well the anticipated amount to be received by Tefron in connection with the exercise of its put option. We have delivered a notice to exercise our option to require AlbaHealth to purchase our ownership interest in AlbaHealth, and we are in the process of negotiating the final terms of the purchase. See "Item 10. Additional Information - 10C. Material Contracts
- AlbaHealth Option Agreement." We may incur additional charges for the impairment of goodwill in the future if the sale of our interest in AlbaHealth is not completed and AlbaHealth fails to meet our assumed cash flow, growth of sales and profits, or if interest rates significantly increase.

     INCOME TAXES AND VALUATION ALLOWANCE

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

     In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations, particularly under the Investment Law. We estimate our tax liabilities under the various investment programs under the Investment Law based on a complex mix of factors, including our estimates of our future growth of revenues, the particular investment program under which revenue will be generated and the location where such revenues will be generated. We may need to record a charge for tax if our estimates are inaccurate or if we experience changes due to off-shoring certain of our production processes.

OPERATING RESULTS

     The following table sets forth our results of operations expressed as a percentage of total sales for the periods indicated:


                                                             YEAR ENDED DECEMBER 31,
                                                       2003           2004          2005
                                                       -----         -----         -----
Sales, net                                             100.0%        100.0%          100%
Cost of sales                                           85.5          87.5          80.9
                                                       -----         -----         -----
Gross profit                                            14.5          12.5          19.1
Selling, general and administrative
 expenses                                               12.5          12.2           9.6
                                                       -----         -----         -----
Impairment and other expenses related to the put
option exercise                                           --            --           3.0
                                                       -----         -----         -----
Operating income before financing
 expenses                                                2.0           0.3           6.5
Financing expenses, net                                 (3.5)         (2.9)         (2.1)
Other income                                             0.1            --           0.2
                                                       -----         -----         -----
Income (loss) before taxes on income                    (1.3)         (2.6)          4.6
Taxes on income (tax benefit)                           (0.3)          0.1           3.8
                                                       -----         -----         -----
Income (loss) after taxes on income                     (1.0)         (2.7)          0.8
Equity in losses of affiliated company                  (0.1)           --            --
Minority interest in losses (earnings) to a
subsidiary                                              (1.6)         (1.1)          0.8
                                                       -----         -----         -----
Net income  (loss)                                      (2.7)         (3.8)          1.6
                                                       =====         =====         =====

YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004

SALES

     CONSOLIDATED. Sales for the year ended December 31, 2005 were $205.6 million, a 12.5% increase compared to sales of $182.8 million for the year ended December 31, 2004. Our sales of intimate apparel decreased 14.1% from $118.2 million in 2004 to $101.6 million in 2005, our sales of active-wear products increased 158.4% from $20.1 million in 2004 to $52.0 million in 2005, our sales of swim-wear increased 72.7% from $10.3 million in 2004 to $17.8 million in 2005 and our sales of health care products remained at the same level of $34.2 million as last year. Below is a table that describes our 2004 and 2005 sales of intimate apparel, active-wear and swimwear products:

                                                                    SALES
                             --------------------------------------------------------------------------------------
                                               2004                                           2005
                             --------------------------------------         ---------------------------------------
                                                            (Dollars in thousands)
                             CUT & SEW       SEAMLESS         TOTAL         CUT & SEW        SEAMLESS         TOTAL
                             ---------       --------         -----         ---------        --------         -----
Intimate Apparel             $ 47,351        $ 70,889        $118,240        $ 37,564        $ 64,061        $101,625
Active-wear                     7,646          12,459          20,105           6,140          45,821          51,961
Swimwear                       10,275              --          10,275          17,750               -          17,750
Total                          65,272          83,348         148,620          61,454         109,882         171,336
AlbaHealth                                                     34,199                                          34,249
Total with AlbaHealth                                         182,819                                         205,585


          SEAMLESS. Sales for the year ended December 31, 2005 for this segment were $109.9 million, a 31.8% increase compared to sales of $83.3 million for the year ended December 31, 2004. This increase in sales was mainly due to the growth in sales of our active-wear seamless products, and in particular in sales to Nike for their Nike Pro category.

          CUT & SEW. Sales for the year ended December 31, 2005 for this segment were $61.5 million, a 5.8% decrease compared to sales of $65.3 million for the year ended December 31, 2004. This decrease in sales was mainly due to a decrease of 20.7% of our sales of intimate apparel products from $47.4 million in 2004 to $37.6 million in 2005, which was partially offset by an increase of 72.7% in our sales of swim-wear products from $10.3 million in 2004 to $17.8 million in 2005. In order to improve the price competitiveness of our intimate apparel products, we are endeavoring to transfer the related manufacturing process from Israel and Jordan to Egypt and the Far East to benefit from the lower labor costs in those locations.

          HEALTHCARE. Sales for the year ended December 31, 2005 for this segment were $34.2 million, same amount as compared to the sales for the year ended December 31, 2004.

     COST OF SALES

     Cost of sales consists primarily of materials, various salaries and related expenses, subcontracting expenses and other overhead expenses related to our manufacturing operations. Cost of sales increased by 3.9% to $166.2 million in 2005 as compared to $159.9 million in 2004, primarily due to the increase in sales. As a percentage of sales, cost of sales decreased to 80.9% in 2005 as compared to 87.5% in 2004. This improvement in gross profit percentage was due to the increased contribution of higher margin products and the improved operating efficiencies in our Seamless and Cut & Sew segments. These efficiency measures included, among others, increased production and quality performance and further transfer of sewing capacity to Jordan.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative expenses consist primarily of costs relating to salaries to employees engaged in sales, marketing, distribution, administration and management activities, freight and other administrative costs. Selling, general and administrative expenses decreased by 11.4% to $19.8 million in 2005 as compared to $22.4 million in 2004. This decrease was primarily due to a reduction in air freight expenses due to improved deliveries to our customers and to a reduction of general and administrative payroll expenses. As a percentage of sales, selling, general and administrative expenses decreased from 12.2% in 2004 to 9.6% in 2005. This was primarily due to the increase in sales volume and the factors mentioned above.

     OPERATING INCOME

     CONSOLIDATED. Operating income for the year ended December 31, 2005 was $13.5 million (6.5% of sales), compared to operating income of $0.5 million (0.3% of sales) for the year ended December 31, 2004. This increase in operating income was due to the increase in gross profit and decrease in selling, general and administrative expenses as discussed above.

          SEAMLESS. Operating income for the year ended December 31, 2005 for this segment was $12.8 million (11.6% of sales), compared to operating loss of $8.2 million ((9.9)% of sales) for the year ended December 31, 2004. This improvement was due to the increased contribution of higher margin products, increased production volume, improvement in production and quality performance, further transfer of sewing capacity to Jordan and a decrease in freight expenses.

          CUT & SEW. Operating income for the year ended December 31, 2005 for this segment was $2.9 million (4.7% of sales), compared to operating income of 3.5 million (5.4% of sales) for the year ended December 31, 2004. The decrease resulted primarily from a decrease in sales to a major intimate apparel customer due to strengthened price competition.

          HEALTHCARE. Operating loss for the year ended December 31, 2005 for this segment was $2.2 million (including impairment and other expenses related to the put option exercise in the amount of $6.1 million), compared to operating income of $5.2 million for the year ended December 31, 2004. This decrease was mainly due to the effect of the put option exercise described above.

     FINANCING EXPENSES, NET

     Financing expenses decreased to $4.4 million in 2005 as compared to $5.2 million in 2004. This decrease was mainly due to the strengthening of the U.S dollar as compared to the NIS and the EUR. This decrease was partly offset by an increase in interest expenses on our loans and credit lines due to an increase in LIBOR rates.

     INCOME TAXES

     Tax expense for 2005 was $7.8 million (including tax expense of $3.5 million related to the put option exercise in Alba Health), as compared to tax expense of $0.2 million for 2004. The main reasons for this increase were (i) the increase in pretax profit which was $9.5 million in 2005 (including impairment and other expenses related to the put option exercise in the amount of $6.1 million) compared to a pretax loss of $4.7 million in the year 2004 and
(ii) the effect of the put option exercise described above.

YEAR ENDED DECEMBER 31, 2004 COMPARED TO YEAR ENDED DECEMBER 31, 2003

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

                                                                  SALES
                             ---------------------------------------------------------------------------------
                                       2003                        2004
                             -----------------------        ----------------------       ---------------------
                                                          (Dollars in thousands)
                             CUT & SEW      SEAMLESS        TOTAL        CUT & SEW       SEAMLESS        TOTAL
                             ---------      --------        -----        ---------       --------        -----
Intimate Apparel              48,044         60,954        108,998         47,351         70,889        118,240

Active-wear                    1,638         10,433         12,071          7,646         12,459         20,105

Swimwear                       3,731             --          3,731         10,275             --         10,275

Total                         54,413         71,387        124,800         65,272         83,348        148,620

Alba Health                       --             --         38,286             --             --         34,199

Total with AlbaHealth             --             --        163,086             --             --        182,819


          SEAMLESS. Sales for the year ended December 31, 2004 for this segment were $83.8 million, a 16.8% increase compared to sales of $71.4 million for the year ended December 31, 2003. This increase in sales was due to a greater demand for intimate apparel products and the increase of sales of our more diverse selection of active wear products to a more diverse customer base.

          CUT & SEW. Sales for the year ended December 31, 2004 for this segment were $65.3 million, a 20.0% increase compared to sales of $54.4 million for the year ended December 31, 2003. This increase in sales was due primarily to an increase in sales of our more diverse selection of swimwear and active-wear products to a more diverse customer base.

          HEALTHCARE. Sales for the year ended December 31, 2004 for this segment were $34.2 million, a 10.7% decrease compared to the sales of $38.3 million for the year ended December 31, 2003. This decrease was mainly due price erosion caused by competition from producers in the Far East.

     COST OF SALES

     Cost of sales consists primarily of materials, various salaries and related expenses, subcontracting expenses and other overhead expenses related to our manufacturing operations. Cost of sales increased by 14.7% to $159.9 million in 2004 as compared to $139.4 million in 2003 primarily due to the increase in sales. As a percentage of sales, cost of sales increased to 87.5% in 2004 as compared to 85.5% in 2003 primarily due to the operating inefficiencies referred to above and the reevaluation of the NIS compared to the United States dollar. Although we believe that our efficiency will improve as we continue to manufacture our new product lines, we cannot assure that we will be able to return to our previous efficiency levels in the future.

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

          SEAMLESS. Operating loss for the year ended December 31, 2004 for this segment was $8.2 million (9.8% of sales), compared to operating loss of $4.1 million (5.7% of sales) for the year ended December 31, 2003. This increase in operating loss was due primarily to operating inefficiencies and increase in freight charges due to delays in supplying orders to customers.

          CUT & SEW. Operating income for the year ended December 31, 2004 for this segment was $3.5 million (5.4% of sales), compared to operating income of $0.7 million (as restated) (1.3% of sales) for the year ended December 31, 2003. The increase in operating income resulted primarily from a significant increase in sales and gross profit of our swimwear products and increase in sales of active wear products. This increase was offset by price erosion of an intimate apparel project to a major customer due to competition.

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

LIQUIDITY AND CAPITAL RESOURCES

     2005 SOURCES AND USES OF CASH

     During 2005, we generated approximately $20.8 million in cash from operating activities. This cash flow was used to repay a net amount of $3.6 million of short term bank loans and credit lines, $8.5 million of long term bank loans and capital leases and to invest $5.3 million in fixed assets. During 2005, we received government grants in the approximate amount of $0.5 million, received proceeds of $0.6 million from the Company's insurance policy for equipment damage and proceeds of $0.5 million from sales of property and equipment. At December 31, 2005, we had cash and cash equivalents of $8.2 million, as compared to $3.6 million at the end of the previous year. The main capital investment in fixed assets in 2006 is expected to be made in favor of acquiring additional santoni machines to support the anticipated growth of our seamless segment.

     Cash provided by operating activities is net income (loss) adjusted for certain non-cash items and changes in assets and liabilities. For 2005, cash provided by operating activities was $20.8 million, compared to $6.9 million in 2004, while our net income increased in 2005 to $3.3 million compared to a net loss of $6.9 million in 2004. During 2005, the majority of our increase in cash flow as compared to 2004 was mainly due to an increase in our net income (excluding the non cash expenses).

     CONTRACTUAL AND OTHER COMMITMENTS

     We have various commitments primarily related to long-term debt, capital lease obligations and short-term debt. The following tables provide details regarding our contractual cash obligations and other commercial commitments subsequent to December 31, 2005:

CONTRACTUAL OBLIGATIONS (1)(2)   TOTAL        2006         2007        2008      2009-2010      2011 +
------------------------------   -----        ----         ----        ----      ---------      ------
Long-Term Bank Debt              $48.7        $7.6        $11.4        $5.9        $10.1        $13.7

Capital Lease Obligations           --          --           --          --           --           --

Other Long-Term
Obligations (3)                     --          --           --          --           --           --

TOTAL CONTRACTUAL CASH
OBLIGATIONS                       48.7         7.6         11.4         5.9         10.1         13.7



OTHER COMMERCIAL COMMITMENTS    TOTAL AMOUNTS AVAILABLE        2005(4)
----------------------------    -----------------------        -------

Lines of Credit                          $17.2                  $17.2

Short Term Bank Debt                     $ 3.5                  $ 0.5

Guarantees/Letters of Credit             $ 5.5                  $ 2.5

TOTAL COMMERCIAL COMMITMENTS             $26.2                  $20.2



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

     (2) This table does not include payments of interest on our long-term bank debt or on our short-term bank debt, due to its variable nature. Interest on our long-term bank debt ranges from three-month LIBOR plus 2% to three-month LIBOR plus 2.75%, and interest on our short-term bank debt ranges from LIBOR plus 1.5% to LIBOR plus 2.75%. As of March 15, 2006, the three-month LIBOR was 4.5%.

     (3) This table does not include deferred tax obligations of $9.1 million and accrued severance pay, net, in the amount of $2.1 million. We do not know in what year these long-term obligations will be payable.

     (4) These credit lines facilities are revolving every year.

     LOAN FACILITIES

     At December 31, 2005, outstanding borrowings from banks and other financial institutions totaled $66.4 million, comprised of $48.7 million of long term-debt, including current maturities of $7.6 million, and $17.7 million of short-term debt. The bank loans bear interest at LIBOR plus 1.5% to 2.75% and are scheduled to mature during the next seven years.

     Long-term loans include a term loan facility of our subsidiary, Alba (now called Tefron USA Inc.), with Bank Hapoalim B.M. and Israel Discount Bank of New York entered into in connection with the acquisition of Alba, in the outstanding amount of $22.4 million payable in 32 quarterly installments commencing March 15, 2005 through December 15, 2012.

     The term loan facility and a short-term related revolving credit facility are secured by a floating lien on all the personal property of Alba and its subsidiaries, pledges of all non-margin stock of Alba owned by our U.S. subsidiary, Tefron U.S. Holdings Corp., and all subsidiary stock then owned by Alba, and guaranties made by us, Hi-Tex Founded by Tefron Ltd. and by Tefron U.S. Holdings Corp.

     Long-term loans also include a long-term loan facility between us and Hi-Tex Founded by Tefron Ltd., with Bank Hapoalim B.M. and Israel Discount Bank Ltd. in the outstanding amount of $19.5 million payable in 32 quarterly installments commencing March 31, 2005 and terminating December 31, 2012. The term loan facility and a related short-term revolving credit facility are secured by a floating lien on all the personal property of Tefron and Hi-Tex.

     The bank loan agreements contain various covenants which require, among other things, that we maintain certain financial ratios related to shareholders' equity and operating results. In addition, the terms prohibit us and Alba from incurring certain additional indebtedness, limit certain investments, advances or loans and restrict substantial asset sales, cash dividends and other payments to shareholders of us and of Alba. These covenants and restrictions could hinder us in operations and growth.

     On September 9, 2002, we formed a new entity, AlbaHealth, with Encompass Group, LLC, a Delaware limited liability company, and GE Capital, a Delaware corporation, to operate Alba's health products business. In connection with the transaction, Alba contributed substantially all of the assets of its Health Products Division (together with associated liabilities, including certain existing bank indebtedness) to the capital of AlbaHealth in exchange for a 48.325% ownership interest in AlbaHealth. Encompass and GE Capital contributed cash to the capital of AlbaHealth in the amount of $12 million and $1 million, respectively, in exchange for a 48.325% and 3.35% ownership interest in AlbaHealth, respectively. Following the transaction, we repaid $28 million of the long term loan facility with Bank Hapoalim B.M. and Israel Discount Bank of New York.

     We have delivered a notice to exercise our option to require AlbaHealth to purchase our ownership in AlbaHealth under the Put Option Agreement with AlbaHealth, Encompass Group, L.L.C. and GE Capital, and we are in the process of negotiating the final terms of the purchase. Pursuant to an Obligation Letter in April 2004, Tefron, Hi-Tex and Alba undertook to Bank Hapoalim B.M. and Israel Discount Bank Ltd. to pay 50% of the net proceeds that would result from our subsidiary, Alba, (i) exercising its right, to require AlbaHealth to purchase all of Alba's ownership interest in AlbaHealth or (ii) otherwise selling its interest in AlbaHealth, on account of their loans to Tefron, Hi-Tex and Alba. See "Item 10. Additional Information - 10C Material Contracts - AlbaHealth Option Agreement."

     In connection with the formation of AlbaHealth, AlbaHealth entered into a credit agreement with GE Capital, amended in October 2005, which contains a term loan facility in the outstanding principal amount of $6.75 million as of December 31, 2005, and also contains a revolving loan facility of up to $3.0 million. The proceeds from the term loan facility and the revolving loan facility were and are to be used, among other purposes, to repay amounts due to the Bank Hapoalim B.M. and Israel Discount Bank of New York and for working capital purposes. The October 2005 Amendment provides that the balance of the term loan facility now amortizes as follows: (i) four consecutive quarterly installments on the first day of January, April, July, and October from January 1, 2006 through October 1, 2006, each in the amount of $312,500 and (ii) three consecutive quarterly installments on January 1, 2007, April 1, 2007 and July 1, 2007, each in the amount of $375,000. The final installment will be due on September 6, 2007 and will be in the amount of $4,375,000 or, if different, the remaining principal balance of the loan.

     The credit agreement contains various covenants which require, among other things, that we maintain certain financial ratios. During 2004, AlbaHealth failed to comply with certain financial covenants contained in its credit facility with the bank lender. However, the bank agreed to waive the covenant defaults that occurred during 2004 and to amend certain of the financial covenant provisions of the cedit facility. During the second quarter of 2005, the subsidiary again failed to comply with a certain financial covenant in the credit facility. On October 1, 2005, the Company signed an amendment to the credit agreement under which the bank agreed again to waive the covenants defaults and provide the Company with more favorable credit facility terms. See "Item 10. Additional Information - 10C. Material Contracts - AlbaHealth Credit Agreement" for more information regarding this credit facility.

     Under the terms of an existing agreement, Alba provides certain management services to AlbaHealth in return for an annual fee of approximately $800,000 for the first year ending on September 6, 2003, which amount was to be increased at a rate of 4% per annum for each additional year of the term. Following the first increase of 4%, it was agreed to keep the fee unchanged at $832,000. While AlbaHealth is unable to satisfy the conditions of its obligation to purchase our ownership interest, the terms of the Put Option Agreement provide that Alba will no longer receive these management fees from AlbaHealth, although we may continue to receive a portion of these fees for a period of time as part of our agreement to sell our AlbaHealth interest to AlbaHealth.

     Our short-term debt in the amount of approximately $17.7 million consists of one-year revolving credit facilities with various expiration dates during 2006. We expect that the one-year revolving credit facilities will be renewed beyond their respective expiration dates. However, the lenders under such revolving credit facilities are under no obligation to renew such facilities. In the event that these facilities are not renewed, we may be unable to repay outstanding amounts, and the lenders may, as a result, declare all amounts borrowed to be due and payable. A default under the revolving credit facilities may also trigger a default under the long-term loan facilities described above.

     EQUITY FINANCINGS

     On April 22, 2004, we issued to Norfet, Limited Partnership, or Norfet, controlled by FIMI Opportunity Fund and certain other co-investors, approximately 3.53 million ordinary shares at a base price of $4.25 per share and to a group of investors represented by Mr. Zvi Limon, or Leber, approximately 1.07 million of our ordinary shares at a base price of $4.65 per share. See "Item 10. Additional Information - C. Material Agreements - FIMI Agreements". We applied most of the aggregate amount of $19.7 million from these investments to repay short-term debt. On April 5, 2005 we issued, with no further consideration, additional shares to Norfet and Leber according to share purchase price adjustment mechanisms included in the investments agreements with these investors. Also, on March 9, 2004, we announced that we had entered into an equity line credit facility with Brittany Capital Management Ltd., or Brittany, an entity advised by Southridge Capital Management LLC. Under the agreement, we have an option to call funds of up to the lesser of $15 million or 2,470,021 ordinary shares (equal to 19.9% of our outstanding share capital on the day we signed the agreement) over a three-year period expiring at the end of October 2007. Under the financing facility, we will be entitled to issue shares to Brittany from time to time, at our own election, subject to certain minimum and maximum limitations, but in no event will Brittany be obligated to own more than 4.99% of our ordinary shares at any one time. The price to be paid by Brittany will be at a discount of 6% to the market price of our ordinary shares (as calculated under the agreement) during a period prior to the issuance of the shares. Before drawing on the equity line, we must satisfy certain closing conditions, including the effectiveness of a registration statement that we must file relating to the shares to be issued to Brittany. See "Item 10. Additional Information - C. Material Agreements - Equity Line Credit Facility ".

     On January 10, 2006, we completed a public auction of our ordinary shares and Option Certificates (Series 1) in Israel. A total of 100,000 units, consisting of 18 Shares and six Option Certificates each, were issued in the offering at a price of NIS 701.64 (approximately $151.48) per unit. Each Option Certificate is exercisable into one Share until January 9, 2007 at an exercise price of $9.49 per Share. Our total net proceeds from the offering were approximately $13.9 million, not including the proceeds that we may receive from any exercise of Option Certificates. The shares and the Option Certificates are listed for trading on the Tel Aviv Stock Exchange.

     OUTLOOK

     We currently believe that our cash flow from ongoing operations, our available bank credit and proceeds from equity financings will be sufficient to finance all of our ongoing costs and our planed investment in our business through 2006. We are looking to further expand our relationship with Nike and increase our sales of swim-wear products. We intend to broaden our product lines while entering into new categories and increase the visibility of our Engineered For Performance EFPTM technology. However, we may not generate sufficient cash from operations to finance our ongoing costs and service our high level of debt. See "Item 3. Key Information - 3D. Risk Factors," in particular "- We depend on a small number of principal customers who have in the past bought our products in large volumes," "Our principal customers are in the retail industry, which is subject to substantial cyclical variations," "Our expansion into new product lines with more complicated products and new raw materials reduced our operating efficiency during 2003 and 2004. We may also face operating efficiency difficulties in the future," and "- Our markets are highly competitive and some of our competitors have numerous advantages over us; we may not be able to compete successfully." In the event sufficient cash from operations is not generated, we may need to renegotiate the terms of the debt, refinance the debt, obtain additional financing, postpone capital expenditures or sell assets .In these circumstances, if the lenders decline to renegotiate the terms of the debt, the lenders could declare all amounts borrowed to be due and payable. If we are unable to repay the debt, the lenders could foreclose on our assets that are subject to liens and sell the assets to satisfy the debt. See "Item 3. Key Information - 3D. Risk Factors - Our debt obligations may hinder our growth and put us at a competitive disadvantage," "We require a significant amount of cash to pay our debt " and "Due to restrictions in our loan agreements, we may not be able to operate our business as we desire." See "Item 10. Additional Information
- 10C. Material Contracts - Credit Agreement."

DESIGN AND DEVELOPMENT OF PRODUCTS

     Our design and development of products department continually strives to improve technologies and products and develop new lines of products. We estimate that we invested approximately $4 million to $4.5 million in 2003, $4.4 million to $4.9 million in 2004, and $4.8 million to $5.0 million in 2005 on design and development of products, including Alba.

IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS

     Because most of our revenues in the foreseeable future are expected to continue to be generated in U.S. dollars, and in 2006 we expect to generate a portion of our revenues in Euro, and a significant portion of our expenses are expected to continue to be incurred in NIS, we are exposed to the risk of appreciation of the NIS vis-a-vis the U.S. dollar. Part of our expenses are executed in Euro, and therefore we are also exposed to the risk of appreciation of the Euro vis-a-vis the U.S dollar. This appreciation would cause an increase in our NIS or Euro expenses as recorded in our U.S. dollar denominated financial reports even though the expenses denominated in NIS or Euro will remain unchanged. A portion of our NIS denominated expenses is linked to changes in the Israeli cost of living index, a portion is linked to increases in NIS payments under collective bargaining agreements and a portion is unlinked.

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

     In 2002, 2004 and 2005, the rate of devaluation of the NIS vis-a-vis the dollar exceeded the inflation rate in Israel. During 2002, 2004 and 2005, the rate of inflation was 6.5%, 1.2% and 2.4%, respectively, while NIS devalued against the U.S. dollar by 7.3%, (1.6)% and 6.9% in 2002, 2004 and 2005, respectively. During 2003, the rate of inflation was (1.9)%, while NIS appreciated against the U.S. dollar by 7.6%. However, to the extent in the future that the rate of inflation in Israel exceeds the rate of devaluation of the NIS in relation to the dollar or if the timing of such devaluation lags behind inflation in Israel, we may be adversely affected.

     A devaluation of the NIS in relation to the dollar would have the effect of decreasing the dollar value of any assets or receivables denominated in NIS (unless such receivables are linked to the dollar). Such a devaluation would also have the effect of reducing the dollar amount of any of our expenses or liabilities which are denominated in NIS (unless such expenses or payables are linked to the dollar). Conversely, any increase in the value of the NIS in relation to the dollar will have the effect of increasing the dollar value of any of our unlinked NIS assets and the dollar amounts of any of our unlinked NIS liabilities and expenses. During 2005, we incurred expenses of approximately $0.8 million due to the appreciation of the NIS in relation to the dollar and approximately $0.2 million due to the appreciation of the Euro in relation to the dollar. This appreciation may continue in 2006.

     Because exchange rates between the NIS and the dollar fluctuate continuously (albeit with a historically declining trend in the value of the NIS), exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and on period-to-period comparisons of our results. This impact is recorded in our consolidated financial statements in accordance with applicable accounting principles. We may from time to time utilize derivative financial instruments to manage risk exposure to fluctuations in foreign exchange rates. We do not engage in any speculative or profit motivated hedging activities. See "Item 3. Key Information - 3D. Risk Factors. Since most of our revenues are generated in U.S. dollars and a large part of our expenses are in Israeli currency, we are subject to fluctuations in inflation and currency rates."

EFFECTIVE CORPORATE TAX RATE

     The taxable income of Israeli corporations is generally subject to corporate tax at the statutory rate of 31% in 2006. The rate was 34% for 2005, and is scheduled to decline 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter. However, most of our manufacturing facilities in Israel have been granted Approved Enterprise status under the Investment Law, and consequently income derived from such facilities is eligible, subject to compliance with certain requirements, for certain tax benefits beginning when such facilities first generate taxable income. We have derived most of our income from our Approved Enterprise facilities. Subject to compliance with applicable requirements, income derived from our Approved Enterprise facilities will be subject to corporate tax at a rate of 25% for the earlier between: (i) 10 years beginning in the year that we had taxable income, (ii) 12 years from commencement of production, or (iii) 14 years from the date of approval.

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

YEAR ENDED DECEMBER 31,    AVERAGE RATE   HIGH         LOW        PERIOD END
-----------------------    ------------   ----         ---        ----------
                                           (NIS PER $1.00)

2001                         4.21         4.42         4.04         4.42
2002                         4.74         4.99         4.44         4.74
2003                         4.54         4.92         4.28         4.38
2004                         4.48         4.63         4.31         4.31
2005                         4.49         4.74         4.30         4.60

     The following table sets forth certain information concerning the representative rate of exchange between the NIS and the US dollar, as published for the months October 2005 through March 2006.

MONTH                            AVERAGE RATE     HIGH    LOW        PERIOD END
-----                            ------------     ----    ---        ----------
                                                (NIS PER $1.00)

October 2005                         4.62         4.65    4.59         4.64
November 2005                        4.70         4.74    4.64         4.66
December 2005                        4.61         4.66    4.58         4.60
January 2006                         4.62         4.66    4.58         4.66
February 2006                        4.70         4.73    4.66         4.71
March (through March 24, 2006)       4.70         4.72    4.66         4.68

     On March 24, 2006, the representative rate of exchange between the NIS and the US dollar was NIS 4.681 per $1.00, as published by the Bank of Israel. Changes in the exchange rate between the NIS and the USD could materially affect our financial results.

     TREND INFORMATION. We have seen a significant improvement in the operating efficiency in our Seamless Division during 2005, although we cannot assure that we will be able to maintain our current efficiency levels in the future. For more information, see " - General - 2004 Developments."

     We have also experienced erosion in prices of our Cut & Sew intimate apparel products and decrease in, sales of these products, that may continue in the future.

     OFF-BALANCE SHEET ARRANGEMENTS. We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors, except for foreign exchange hedging contracts. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk - Foreign Currency Risk.".

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.  Directors and Senior Management

     The following table sets forth certain information concerning our current directors, senior management and key employees as of March 15, 2006

NAME                       AGE      POSITION
----                       ---      --------

Ishay Davidi               44       Chairman of the Board
Yosef Shiran               44       Chief Executive Officer and Director
Arie Wolfson               44       Director
Micha Korman               51       Director
Meir Shamir                55       Director
Shirith Kasher             38       Director
Avi Zigelman               49       Director
Arie Arieli                55       External Director
Yacov Elinav               61       External Director
Asaf Alperovitz            36       Chief Financial Officer
Amit Tal                   40       Vice President of Sales and Marketing
Itamar Harchol             47       Chief Technology Officer
Anat Barkan                39       Manager of Human Resources
Amit Eshet                 44       Supply Chain Manager
David Gerbi                56       Hi-Tex Division Manager
Ilan Gilboa                39       Cut & Sew Division Manager
Ronny Grundland            52       Swimwear Division Manager
Michal Baumwald Oron       33       Company Secretary and Legal Counsel


     ISHAY DAVIDI has served as Chairman of the Board of Directors since November 2005 and served as a director of the Company since June 2005. Mr. Davidi serves as a CEO of each of First Israel Mezzanine Investors Ltd. and FIMI 2001 Ltd., the managing general partners of the partnerships constituting the FIMI Private Equity Funds. Mr. Davidi also serves as a chairman of Tadir (Precision Products) 1993 Ltd, and as a director at Lipman Electronic Engineering Ltd, Caesarea Creation Industries Ltd, Medtechnica Ltd, Tedea Development & Automation Ltd, TAT Technologies Ltd and Formula Systems, Ltd. Mr. Davidi was also the former CEO of the Tikvah VC Fund. Mr. Davidi holds a B.Sc in Industrial and Management Engineering from Tel Aviv University and an MBA from Bar Ilan University.

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

     ARIE WOLFSON joined Tefron in 1987 and served as Chairman of the Board of Directors from August 2002 until November 2005. He also served as Chairman of the Board of Directors from 1997 to 2000, and as President from 1993 to 2000. Mr. Wolfson served as Chief Financial Officer from 1988 to 1990 and Assistant to the Chief Executive Officer from 1990 to 1993. Mr. Wolfson has also served as Chairman of Macpell Industries Ltd., a principal shareholder in Tefron, since 1998 and served as Chief Executive Officer of Macpell from 1998 until March 2003. Mr. Wolfson is a graduate of High Talmudical Colleges in the United States and in Israel.

     MEIR SHAMIR was elected as a director of the Company on March 31, 2004 and has been the Chairman of Mivtach Shamir Holdings Ltd., an investment company traded on the TASE, since 1992. Mr. Shamir also serves as a director of each of the following companies, as well as of other private companies: Lipman Electronic Engineering Ltd, a manufacturer of electronic clearance systems and Digal Investments and Holdings Ltd, a real estate holding company traded on the TASE.

     MICHA KORMAN has served as a director of the Company since October 2002. Mr. Korman leads the improving, recovery and rehabilitation process for companies. Mr. Korman held various senior management positions in the Company from 1991 until 2003. From October 2000, he served as the Executive Vice President of the Company. Prior to that, Mr. Korman was Chief Financial Officer of the Company from 1991 to September 2000. Prior to joining the Company, Mr. Korman held various senior financial and management positions with companies in the hi-tech, beverage and food and communication industries. Mr. Korman holds a Bachelor's degree in Economics, a Business Administration degree from Bar-Ilan University and an LL.B degree from Kiryat Ono College.

     SHIRITH KASHER was elected as a director of the Company on March 31, 2004 and is the CEO of Telem Ltd. From 2001 to March 31, 2005, Ms. Kasher was the General Counsel and Secretary of The Israel Phoenix Assurance Company Ltd. and the General Counsel of Atara Investment Company Ltd. and Atara Technology Ventures Limited (both from the Phoenix Group). From 1997 to 2000, Ms. Kasher worked at S. Horowitz & Co., first as an Articled Clerk and then as an Advocate. Ms. Kasher holds a B.Sc. and an LLB, from Tel Aviv University and is admitted to practice law in Israel.

     AVI ZIGELMAN was elected as a director of the Company on June 28, 2005. Since 2004 Mr. Zigelman is a financial advisor and serves as a director in the following companies: Plastro Irrigation 1971 Ltd., Phoenix Gemel Ltd., Fox Vizel Ltd., DCL Technologies Ltd., Bram Industries Ltd and Abe Trans Ltd, Migdal Capital Markets (1965) Ltd., Gindi Towers Investments Ltd., Milomor Trade & Communication Ltd. and 3 Pen Technologies Ltd. Since 2000 Mr. Zigelman is a member of the Professional Committee of the Israeli Accounting Policy Institute. Between 1996 and 2003, Mr. Zigelman served as a Partner, Head of Professional Practice Department of KPMG Somekh Chaikin accounting firm, and Mr. Zigelman holds an M.A. in Business Economics, specialization in Finance, with honors, B.A in Accounting and Economics, Economics with honors, and Post degree Accounting Studies, with honors, - all from Tel-Aviv University. Mr. Zigelman is a Certified Public Accountant.

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

     YACOV ELINAV has served as an External Director of Tefron since 2004. Between 1991 and July 2003, Mr. Elinav was a member of the Board of Management of Bank Hapoalim B.M. Mr. Elinav also serves as Chairman of the Board of Diur B.P. Ltd. and as a Chairman of the Board of DS Securities Investment Ltd. and is a director of Mivnei Ta'asia Ltd., Middle East Tube Ltd. and other entities and is an external director of Office Textile Ltd. Mr. Elinav formerly served as a director of other prominent Israeli companies.

     ASAF ALPEROVITZ joined Tefron in June 2005 as Chief Financial Officer. Mr. Alperovitz has held several management positions, including that of Chief Financial Officer of Corigin Ltd., an enterprise software company from 2003 until 2005. Prior to that, Mr. Alperovitz worked as the Head of Israeli Desk and as High-Technology Senior Manager for Ernst & Young in both Israel and California. Mr. Alperovitz holds a Bachelor's degree in Accounting and Economics and a Master in Business Administration from Tel-Aviv University and is a Certified Public Accountant.

     AMIT TAL has served as Vice President of Sales and Marketing at Tefron since 2005 and was marketing director at Tefron from 2001 to 2005. Before joining Tefron, Mr. Tal was a business unit manager for a large textile firm. Mr. Tal holds a B.A. in economics and marketing as well as a Masters in Business Administration.

     ITAMAR HARCHOL joined Tefron in March 2003 as Chief Technology Officer. Prior to joining Tefron, from the beginning of 2001 to February 2003, Mr. Harchol served as the Engineering Manager of Tamuz, a manufacturer of electronic packaging, between 1998 and 2001 he was Products Manager for the automotive industry in Ortal Dye Casting and prior to that, between 1994 and 1997, he served as the Engineering Manager of Inbar Reinforced Polyester which is a plastic manufacturer of composite materials products. Mr. Harchol holds a degree of mechanical engineering from the Nazareth College.

     ANAT BARKAN joined Tefron in 2005 as Human Resource Manager. Prior to joining Tefron, Ms. Barkan served as Human Resource manager in several companies, including Golan Plastic Products from 2001 until 2005 and in Glidat-Strauss Ltd. from 1995 until 2001. Ms. Barkan holds a Bachelor's degree in Political Science and Sociology from Haifa University, a Master in Business Administration from the Hebrew University and a degree in Organizational Consulting from Haifa University.

     AMIT ESHET joined Tefron in February 2001 and has served as Hi-Tex division manager since July 2004 and as Supply Chain manager since March 2005. Prior to that, he served as manager quality assurance of Hi-Tex division. Mr. Eshet served as manager in several industrial corporations. Mr. Eshet holds a B.Sc degree in Industrial Engineering from the Technion in Haifa.

     DAVID GERBI joined Tefron as Hi-Tex Managing director in February 2005. David has a vast experience in management positions in the textile industry. Mr. Gerbi served in Nilit Ltd. from 1977 to 1985 as a production manager in the Textile Division, from 1985 to 1994 as a plant manager in Delta socks division, from 1997 to 1999 established and managed his own private textile factory, between 1999 to 2002 served as Delta sporting managing director, and From 2002 to 2005 was a country manager for Sara Lee in Turkey. Mr. Gerbi holds a degree in practical engineer from Ort and a Bachelor's degree in sociology and state studies form Haifa University.

     ILAN GILBOA joined Tefron as manager of Tefron's cut & sew division in March 2003. Prior to joining Tefron, Mr. Gilboa served from 1996 to February 2003 in Kulicke & Soffa Israel, a leading supplier of semiconductor assembly and test innerconnect equipment, materials and technologies, first as a manager of industrial engineering and last as vice president of operations and as such, was responsible for the construction of K&S's new industrial facility in China. Mr. Gilboa holds a B.Sc and M.Sc degree in industrial engineering from the Technion in Haifa.

     RONNY GRUNDLAND joined Tefron in May 2003, following the acquisition of Macro Clothing Ltd, and has served since then as a Head of Tefron Swimwear Division. Prior to that Mr. Grundland served since 1995 until 2003 as the general manager of Macro, since 1993 until 1995 he served as general manger of Macpell Industries, Ltd. jointly with another and as its marketing manager, since 1990 until 1992 Mr. Grundland served as an organizational advisor to textile companies in Israel and Europe, and since 1980 until 1989 he served as a production and operational manager in Gotex, Ltd. Mr. Grundland holds a B.Sc degree in industrial Engineering form the Technion- the technologic institution to Israel.

     MICHAL BAUMWALD ORON joined Tefron in 2003 and has served as the company secretary and legal counsel since August 2004. Prior to joining Tefron, Ms. Oron served as a lawyer and as legal counsel in a law firm, in private practice and in the IDF. Ms. Oron holds an LLB from Tel-Aviv University and an LLM from Bar-Ilan University and was admitted to practice law in Israel in 1996.

MACPELL SHAREHOLDERS' AGREEMENT

     The Macpell Shareholders Agreement relates, among other things, to the election of Directors of Tefron. The agreement provides, among other things, that subject to the agreement of the shareholders in Tefron, the distribution of the directors on Tefron's Board of Directors will reflect the direct and indirect holdings in Tefron (including through Macpell) of the parties to the agreement. See "Item 7 - Major Shareholders and Related Party Transactions - 7B.
- Related Party Transaction - Relationships and Transactions with Macpell - Macpell Shareholders' Agreement."

MACPELL-ARWOL- NORFET AGREEMENT

     Arwol, Macpell and Norfet are parties to an agreement pursuant to which they agreed to vote all of Tefron ordinary shares owned or controlled by each of them for the election to Tefron's Board of Directors of: (i) three members (of whom at least one will be female and at least one will qualify as an "independent director" under the NYSE rules) plus, subject to applicable law - one external director, that shall be nominated by Norfet, (ii) three members (of whom at least one will qualify as an independent director and a financial expert under the NYSE rules) plus, subject to applicable law, one external director, that shall be nominated by Arwol and Macpell, and (iii) Tefron's chief executive officer. Ishay Davidi, Meir Shamir, Shirith Kasher and Yacov Elinav were nominated to the Board by Nofet, and Arie Wolfson, Micha Korman, Avi Zigelman and Arie Arieli were nominated to the Board by Arwol and Macpell. See "Item 10. Additional Information - C. Material Agreements - FIMI Agreements - Macpell Agreement" for a description of the agreement between Arwol, Macpell and Norfet, Limited Partnership regarding the election of members to Tefron's Board of Directors.

6B.  COMPENSATION

     The aggregate direct remuneration paid to all Directors and senior management as a group for services in all capacities for the year ended December 31, 2005 was approximately $1.6 million, of which $104,000 was paid to Directors in their capacities as Directors. This amount does not include approximately $20,000 which was set aside or accrued for vacation and recuperation pay. No amounts were set aside or accrued to provide pension, retirement or similar benefits. The amount does not include any amounts expended by us for automobiles made available to our officers, expenses (including business travel and professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel and $146,000 in management fees paid to Norfet and $241,000 in management fees paid to New York Delights, a company wholly owned by Arie Wolfson.

     In 2005, we granted options for 210,000 Ordinary Shares under the Share Option Plan, of which 165,000 were granted to Directors and senior managers. Such options have an average exercise price of $6.34 per share and expire in 2015. Options for 23,000 Ordinary Shares under the Share Option Plan expired or were cancelled during 2005.

     EMPLOYMENT AGREEMENTS

     CHIEF EXECUTIVE OFFICER

     Under the terms of our management services agreement with Mr. Yosef Shiran, our Chief Executive Officer, and with an entity controlled by him , referred to in this Annual Report as the Management Agreement, we pay to the entity controlled by Mr. Shiran: (i) compensation for management services in the amount of $26,663 plus NIS 2,065 per month, plus VAT as applicable by law, (ii) reimbursement of any and all reasonable direct expenses including telephone, cellular phone and vehicle expenses and (iii) an annual grant that will not be higher than 2.5% of Tefron's Net Profit, as defined in the Management Agreement, and not lower than 1.5% of such Net Profit. In any case that the Audit Committee shall determine that the annual grant should be higher than 1.5% of the Net Profit, its decision will be subject to approvals of both the Board of Directors and the General Meeting of the Shareholders of Tefron, unless such approvals will no longer be required under applicable law. In March 2004, the Tefron shareholders approved that, upon the closing of the transactions with Norfet, Limited Partnership described in "Item 10. Additional Information - C. Material Agreements - FIMI Agreements", the Management Agreement will be amended and accordingly, from that date onwards the annual grant will be 2% of the Company's Net Profits, as defined under the Management Agreement.

     In addition, in 2001, we granted to Mr. Shiran options to purchase 300,000 Ordinary Shares at an exercise price per share of $3.56. These options are subject to the terms and conditions of our 1997 Share Option Plan. In 2002, we granted to Mr. Shiran options to purchase 15,000 Ordinary Shares with an exercise price per share of $3.59. These options are subject to the terms and conditions of our 1997 Share Option Plan. In March 2004, the Tefron shareholders approved the grant to Mr. Shiran of options to purchase 650,000 Ordinary Shares at an exercise price of $ 4.25 per share. These options were issued upon the closing of the transactions with Norfet, Limited Partnership described in "Item
10. Additional Information - C. Material Agreements - FIMI Agreements". These options were issued in accordance with our 1997 Share Option Plan. As of December 31, 2005, 325,000 of these options have vested and the remaining 325,000 options will vest, subject to relevant tax laws, from January 2006 until December 31, 2007 in the amount of 13,542 options each month.

     In the event the Management Agreement is terminated by us without "cause" or by Mr. Shiran, Mr. Shiran will be entitled to exercise the options he would otherwise be entitled to exercise as of such date for a period ending 36 months after such termination. Notwithstanding the foregoing, in the event we terminate the Management Agreement because of a "Change in Control", Mr. Shiran will be entitled to exercise all of the 650,000 options not exercisable at the time of termination. In such a case, Mr. Shiran will be entitled to exercise these options within 30 days of the termination date. For the purpose of this grant, "Change of Control" means: if none of (i) FIMI Opportunity Fund, L.P. (and its affiliates and investors, including FIMI Israel Opportunity Fund, Limited Partnership), or FIMI; (ii) "Arwol"; and (iii) Macpell, will be party to the shareholder agreement dated March 17, 2004 between such parties (described in "Item 10. Additional Information - C. Material Contracts - FIMI Agreements - Macpell Agreement"), or will otherwise effectively have Control of the Company. For that purpose, the term "Control" shall have the meaning given to that term (in Hebrew: "Shlita") in Section 1 of the Securities Law, 1968.

     AGREEMENT WITH ARIE WOLFSON

     Under the terms of our consulting and management services agreement with Mr. Arie Wolfson, a Director of the Company, and with a company controlled by him, referred to herein as the Consulting Agreement, we pay to the company controlled by Mr. Wolfson: (1) compensation for consulting services in the amount of $15,000 per month, plus 41% cost (equivalent to the cost we would have paid for a similar senior management wage), (2) reimbursement of vehicle expenses, (3) reimbursement of out-of-pocket expenses, and (4) reimbursement of other standard expenses customarily provided to persons serving in such capacity in Israel. These payments replace payments made until 2002 to Macpell in the amount of $20,000 per month. In addition, the consulting and management services agreement includes non-competition clauses.

     In addition, we have granted to Mr. Wolfson options to purchase 225,000 Ordinary Shares at an exercise price per share of $3.50. Such options were issued in accordance with our 1997 Share Option Plan and, subject to relevant tax laws, all of the 225,000 options are exercisable.

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

     FORMER PRESIDENT

     Under the terms of a retirement agreement we executed with Mr. Rabinowicz on January 10, 2005, we paid Mr. Rabinowicz from January 10, 2005 through September 30, 2005 monthly compensation in the amount of $20,000, employee benefits such as vacation, educational fund, sick leave, and management and disability insurance contributions and provision of a vehicle. Options granted to Mr. Rabinowicz will be effective and exercisable until January 2, 2007. The retirement agreement also includes non-competition clauses.

     DEFERRED SHARES

     In 1996, we issued 2,250 Ordinary B Shares each to Sigi Rabinowicz and Arie Wolfson in consideration for NIS 2,250 and services rendered to us in their capacities as executive officers. Pursuant to our Articles of Association, the Ordinary B Shares automatically converted into Deferred Shares upon consummation of the initial public offering. The Deferred Shares are non-transferable and entitle their holders, upon the liquidation of the company, to the par value of the shares but to no voting, dividend or any other rights. During September 2005, the Board of Directors canceled all the Deferred Shares.

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

     Under an amendment to the Israeli Companies Law, each Israeli public company is required to determine, no later than April 19, 2006, the minimum number of directors with "accounting and financial expertise" that such company believes is appropriate in light of the particulars of such company and its activities. A director with "Accounting and Financial Expertise" is a person that, due to education, experience and qualifications, is highly skilled and has an understanding of business-accounting issues and financial statements in a manner that enables him/her to understand in depth the company's financial statements and stimulate discussion regarding the manner of presentation of the financial data.

     INDEPENDENT/EXTERNAL DIRECTORS

     ISRAELI COMPANIES LAW REQUIREMENTS

     We are subject to the provisions of the Israeli Companies Law, 1999 which requires that we have at least two External Directors. Under a recent amendment to the Companies Law, at least one of the external directors is required to have Financial Expertise and the other External Directors are required to have Professional Expertise. A director has "Professional Expertise" if he or she satisfies ONE of the following:

          (i) the director holds an academic degree in one of these areas: economics, business administration, accounting, law or public administration;

          (ii) the director holds an academic degree or has other higher education, all in the main business sector of the company or in a relevant area for the board position; or

          (iii) the director has at least five years' experience in one or more of the following (or a combined five years' experience in at least two or more of these: (a) senior management position in a corporation of significant business scope; (b) senior public office or senior position in the public sector; or (c) senior position in the main business sector of the company.

     The above qualifications do not apply to external directors appointed prior to January 19, 2006, such as our external directors. However, an external director may not be appointed to an additional term unless: (i) such director has "Accounting and Financial Expertise"; or (ii) he or she has "Professional Expertise", and on the date of appointment for another term there is another external director who has "Accounting and Financial Expertise" and the number of "Accounting and Financial Experts" on the board of directors is at least equal to the minimum number determined appropriate by the board of directors.

     This recent amendment does not apply to External Directors who were appointed before January 19, 2006 (such as our External Directors).

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

     Under the Companies Law, External Directors must be elected by a majority vote at a shareholders' meeting, provided that either: (1) the majority of shares voted at the meeting, including at least one-third of the shares of non-controlling shareholders who are participating in the voting at the meeting in person or by proxy, vote in favor of the election; or (2) the total number of shares voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company. The initial term of an External Director is three years, which term may be extended for an additional three years. Each committee of a company's board of directors must include at least one External Director, and all External Directors must serve on the audit committee. The Company's External Directors are currently Arie Arieli and Yacov Elinav.

     NEW YORK STOCK EXCHANGE REQUIREMENTS

     The Company is subject to the rules of the New York Stock Exchange applicable to listed companies that are foreign private issuers. Under such NYSE rules, each member of the Company's audit committee must be independent. See "- Audit Committee" below for a description of the independence standards under the NYSE rules as applicable to foreign private issuers.

     AUDIT COMMITTEE

     NYSE REQUIREMENTS. Under NYSE rules as applicable to foreign private issuers, we are required to have an audit committee that satisfies the independence requirements of Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended.

     The requirements implement two basic criteria for determining independence:
(i) audit committee members would be barred from accepting, directly or indirectly, any consulting, advisory or other compensatory fee from the issuer or any subsidiary of the issuer, other than in the member's capacity as a member of the board of directors and any board committee, and (ii) audit committee members may not be an "affiliated person" of the issuer or any subsidiary of the issuer apart from his or her capacity as a member of the board and any board committee.

     The SEC has defined "affiliate" for non-investment companies as "a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified. "The term "control" is intended to be consistent with the other definitions of this term under the U.S. Securities Exchange Act of 1934, as "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise."

     Among the roles of the audit committee is to be directly responsible for the oversight of the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for Tefron, and each such registered public accounting firm must report directly to the audit committee.

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

     QUALIFICATIONS OF OTHER DIRECTORS

     Under a recent amendment to the Companies Law, the Board is required to determine the minimal number of board member that would be required to have Financial Expertise. This requirement is subject to regulations to be promulgated in which the term Financial Expertise would be defined. On March 8, 2006 the Board determined that at least two members of the board would be required to have Financial Expertise. The Board believes it complies with such requirement.

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

     COMMITTEES

     Our Board of Directors has established an Audit Committee, Compensation Committee and Contributions Committee. The Companies Law restricts the delegation of powers from the Board of Directors to its committees in certain manners. The Audit Committee exercises the powers of the Board of Directors with respect to our accounting, reporting and financial control practices, including exercising the responsibility, where appropriate, for reviewing potential conflicts of interest situations. The members of the Audit Committee are Ms. Kasher and Messrs. Arieli, Elinav and Korman. The Compensation Committee administers our share option plans. The members of the Compensation Committee are Mr. Wolfson, Mr. Davidi, Mr. Arieli and Mr. Shiran. The Articles of Association provide that we may contribute reasonable sums for worthy causes, even if the contribution is not in the frame of our business considerations. The Board of Directors has delegated this power to the Contributions Committee. The members of the Contributions Committee are Messrs. Shiran and Arieli. See "Item
10. Additional Information -10B. Memorandum and Articles of Association - Board of Directors."

6D.  EMPLOYEES

     At December 31, 2005, we employed 1,373 employees in Israel of whom 565 were salaried employees and 808 were hourly wage employees. At December 31, 2005, we employed 260 employees in the United States through our subsidiary, Alba, of whom 41 were salaried employees and 219 were hourly wage employees. At December 31, 2005, El-masira employed 490 employees in Jordan all of them were salaried employees

     At December 31, 2004, we employed 2,082 employees in Israel of whom 469 were salaried employees and 1,613 were hourly wage employees. At December 31, 2004, we employed 301 employees in the United States through our subsidiary, Alba, of whom 259 were salaried employees and 42 were hourly wage employees. At December 31, 2004, El-masira employed 440 employees in Jordan all of them were salaried employees

     At December 31, 2003, we employed 2,126 employees in Israel of whom 692 were salaried employees and 1,434 were hourly wage employees. At December 31, 2003, we employed 363 employees in the United States through our subsidiary, Alba, of whom 48 were salaried employees and 315 were hourly wage employees. At December 31, 2003, El-masira employed 341 employees in Jordan, all of whom were salaried employees.

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

6E.  SHARE OWNERSHIP

     As of March 15, 2006, the following directors and senior managers beneficially held the number of Ordinary Shares set forth in the table below. The information in this table is based on 19,915,563 Ordinary Shares outstanding as of March 15, 2006. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were currently exercisable at, or exercisable within 60 days of, March 15, 2006. The Ordinary Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options but are not treated as if they were outstanding for the purposes of computing the percentage ownership outstanding for any other person. Except as disclosed below, to our knowledge, none of the directors, officers or key executives listed in the Directors and Senior Management table appearing in
Item 6 above beneficially owns any Ordinary Shares.


                                                        % OF ORDINARY
                                    NUMBER OF               SHARES
NAME                             ORDINARY SHARES          OUTSTANDING**
----                             ---------------          -------------
Ishay Davidi                       5,663,085(5)             28.44%
Yos Shiran                           694,172(2)              3.37%
Arie Wolfson                       4,856,692(1)             24.11%
Meir Shamir                        5,663,085(3)             28.44%
Micha Korman                               *                    *
Shirith Kasher                             *                    *
Avi Zigelman                               *                    *
Arie Arieli                                *                    *
Yacov Elinav                               *                    *
Amit Tal                                   *                    *
Itamar Harchol                             *                    *
Asaf Alperovitz                            *                    *
Anat Barkan                                *                    *
David Gerbi                                *                    *
Ilan Gilboa                                *                    *
Ronny Grundland                            *                    *
Michal Baumwald Oron                       *                    *

Directors and senior
managers as a
group (17 persons)                11,386,523(4)              54.2%

___________________

*    Less than 1% of the outstanding Ordinary Shares.

** Does not take into account 997,400 Ordinary Shares held by a wholly owned subsidiary of the Company.

(1) Includes (a) 3,660,310 Ordinary Shares held by Macpell, (b) 971,282 Ordinary Shares held by Arwol Holdings Ltd., (c) 225,000 Ordinary Shares subject to options exercisable at $3.50 per share (which expire in 2012), and (d) 100 Ordinary Shares held by Mr. Wolfson. Pursuant to Rule 13d-5 of the U.S. Securities Exchange Act of 1934, as amended, Mr. Wolfson may be deemed to beneficially own the 3,660,310 Ordinary Shares held by Macpell and the 971,282 Ordinary Shares held by Arwol. See "-6A. Directors and Senior Management - Macpell Shareholders' Agreement" and "Item 7. Major Shareholders and Related Party Transactions - 7B. Related Party Transactions - Relationships and Transactions with Macpell - Macpell Shareholders' Agreement."

(2) Consists of 694,172 Ordinary Shares subject to options exercisable at prices that are between $3.563 and $4.25 per share (which expire between 2011 and 2012).

(3) Consists of 5,663,085 Ordinary Shares held by Norfet, which Mr. Shamir may be deemed to beneficially own due to his 40% interest in Mivtah-Shamir, which held an approximately 34.45% interest in Norfet as of December 31, 2005.

(4) Consists of 5,663,085 Ordinary Shares held by Norfet, which Mr. Davidi may be deemed to beneficially own under U.S securities laws since he serves as CEO of FIMI 2001 Ltd., which controls the general partner and one of the limited partners of Norfet and which Meir Shamir may be deemed to beneficially own under U.S securities laws due to his 40% interest in Mivtah-Shamir, which held an approximately 34.45% interest in Norfet as of December 31, 2005. Also include 3,660,310 Ordinary Shares held by Macpell of which Arie Wolfson may be deemed to be beneficial owner under U.S. securities laws due to his beneficial interests in Macpell and the Macpell Shareholders' Agreement. See "Item 7. Majority Shareholders and Related Party Transactions - 7B. Related Party Transactions - Relationships and Transactions with Macpell - Macpell Shareholders' Agreement." Also includes 971,282 Ordinary Shares held by Arwol of which Arie Wolfson may be deemed the beneficial owner. Further includes options (exercisable within 60 days) to purchase 1,086,221 Ordinary Shares. The exercise price of these options ranges from $3.50 to $9.50 per share. These options will expire between 2007 and 2013.

(5) Consists of 5,663,085 Ordinary Shares held by Norfet, which Mr. Davidi may be deemed to beneficially own under U.S securities laws since he serves as CEO of FIMI 2001 Ltd., which controls the general partner of Norfet, one of the Norfet limited partners (which is managed by FIMI 2001 Ltd.) as well as the other Norfet limited partners by virtue of an irrevocable power of attorney.

SHARE OPTION PLAN

     In September 1997, we adopted the Tefron Ltd. 1997 Share Option Plan to enable us to attract and retain qualified persons as employees, consultants and directors and to motivate such persons with an equity participation in us.

     GENERAL

     The Share Option Plan authorizes the issuance of options to purchase 2,712,323 Ordinary Shares. As of March 15, 2006, options to purchase 2,517,054 of such Ordinary Shares had been granted to our senior managers, directors and employees, of which 1,496,382 options had been granted to our senior managers and directors as a group. Upon the occurrence of any Ordinary Share split, reverse Ordinary Share split, recapitalization or rights offerings or other substantially similar corporate transaction or event, we shall make such equitable changes or adjustments necessary to the number of shares subject to each outstanding option in order to prevent dilution or enlargement of the optionees' rights. Options granted to our employees shall be issued to a trustee nominated by the Board of Directors, which trustee shall hold the options, and any Ordinary Shares issued upon exercise thereof, for the benefit of the optionees for two years from the date of the grant.

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

     ACCOUNTING TREATMENT

     For a discussion of the accounting treatment of the Share Option Plan, see
Note 2(k) of the Notes to the Consolidated Financial Statements.

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

     The following table sets forth the number of our Ordinary Shares owned by any person known to us to be the beneficial owner of 5% or more of our Ordinary Shares as of March 15, 2006. The information in this table is based on 19,915,563 Ordinary Shares outstanding as of such date. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were currently exercisable at, or exercisable within 60 days of, March 15, 2006. The Ordinary Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options but are not treated as if they were outstanding for the purposes of computing the percentage ownership outstanding for any other person. None of the holders of the Ordinary Shares listed in this table have voting rights different from other holders of the Ordinary Shares.

NAME                       NUMBER OF SHARES OWNED   PERCENT OF ORDINARY SHARES *
----                       ----------------------   ----------------------------

Norfet, Limited Partnership
c/o Fimi 2001 Ltd.
"Rubinstein House"
37 Begin Rd.
Tel Aviv, Israel                 5,663,085 (1)                28.44%

Macpell Industries Ltd.
28 Chida Street
Bnei Brak, Israel 51371          3,660,310 (2)                18.38%

Arie Wolfson                     4,856,692 (3)                24.11%

Sigi Rabinowicz                  4,051,822 (4)                19.95%

* Does not take into account 997,400 Ordinary Shares held by a wholly-owned subsidiary of the Company.

(1) Norfet Limited Partnership is an Israeli partnership. As of November 30, 2005, approximately 8.82% of Norfet was held by FIMI Opportunity Fund, LP, approximately 45.61% of Norfet was held by FIMI Israel Opportunity Fund, Limited Partnership, approximately 34.45% was held by Mivtach Shamir Holdings Ltd., approximately 3.45% was held by Migdal Insurance Company, approximately 6.89% was held by First International Bank of Israel and approximately 0.786% was held by Zaleznick and Butler. Pursuant to Rule 13d-5 of the U.S Securities Exchange Act, Norfet may also be deemed to beneficially own the shares held by Macpell and Arwol due to the shareholders agreement between Arwol, Macpell and Norfet. See "Item 10. Additional Information - 10C. Material Contracts - FIMI Agreements." In addition, pursuant to Rule 13d-5, (i) Mr. Ishay Davidi, the Chairman of the Board of the Company, may be deemed to beneficially own the shares held by Norfet due to his position as CEO of FIMI 2001 Ltd. and senior partner of FIMI Israel, Opportunity Fund, Limited Partnership and FIMI Opportunity Fund, L.P., and (ii) Mr. Meir Shamir, a director in the Company, may be deemed to beneficially own the shares held by Norfet due to his 40.02% interest in Mivtah-Shamir.

(2) Macpell is an Israeli corporation. As of January 1, 2006, 27.8% of Macpell are controlled by Arie Wolfson; 25.02% of Macpell are controlled by Sigi Rabinowicz; and 25.84% of Macpell are controlled by Avi Ruimi, representing 78.7% of Macpell's shares in the aggregate. Pursuant to Rule 13d-5 of the U.S Securities Exchange Act, Macpell may also be deemed to beneficially own the shares held by Norfet due to the shareholders agreement between Arwol, Macpell and Norfet. See "Item 10. Additional Information - 10C. Material Contracts - FIMI Agreements."

(3) Includes (i) 3,660,310 Ordinary Shares held by Macpell, (ii) 971,282 Ordinary Shares held by Arwol, (iii) 225,000 Ordinary Shares subject to options exercisable at $3.50 per share (which expire in 2012) and (iv) 100 Ordinary Shares held by Mr. Wolfson. Pursuant to Rule 13d-5 of the U.S. Securities Exchange Act of 1934, as amended, Mr. Wolfson may be deemed to beneficially own the 3,660,310 Ordinary Shares held by Macpell due to his beneficial interest in Macpell and the Macpell Shareholders' Agreement. See "Item 10. Additional Information - 10C. Material Contracts - FIMI Agreements."

(4) Consists of (i) 3,660,310 Ordinary Shares held by Macpell, and (ii) exercisable options to purchase 391,512 Ordinary Shares at prices that are between $3.50 and $9.50 per share (which expire between 2009 and 2012). Pursuant to Rule 13d-5 of the U.S. Securities Exchange Act of 1934, as amended, Mr. Rabinowicz may be deemed to beneficially own the 3,660,310 Ordinary Shares held by Macpell due to his beneficial interest in Macpell and the Macpell Shareholders' Agreement. See "Item 10. Additional Information - 10C. Material Contracts - FIMI Agreements."

     At March 27, 2006, there were 13 holders of Ordinary Shares of record registered with a United States mailing address, including banks, brokers and nominees. These holders of record represented approximately 49.6% of the total outstanding Ordinary Shares. Because these holders of record include banks, brokers and nominees, the beneficial owners of these Ordinary Shares may include persons who reside outside the United States. See "Item 7. Major Shareholders and Related Party Transactions - 7A. Major Shareholders."

7B.  RELATED PARTY TRANSACTIONS

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

RELATIONSHIPS AND TRANSACTIONS WITH NORFET

     As of March 15, 2006, Norfet owned 5,663,085 Ordinary Shares, which represented approximately 28.44% of Tefron's outstanding Ordinary Shares. Substantially all of Norfet is owned by (i) N.D.M.S. Ltd., a company wholly owned by FIMI Opportunity Fund L.P., (ii) FIMI Israel Opportunity Fund, Limited Partnership and (iii) Migdal Insurance Company, Mivtach Shamir Holdings Ltd. and the provident funds of First International Bank of Israel.

     Pursuant to a Share Purchase Agreement, dated February 17, 2004, we issued to Norfet in April 2004, 3,529,412 ordinary shares for a base price of $4.25 per share and a base aggregate consideration of $15 million. Norfet also acquired an additional 1,365,000 of our ordinary shares in the aggregate from Arwol and Macpell pursuant to a separate agreement. Immediately following the closing of these agreements, Norfet held 4,894,412, or approximately 28.8% of our outstanding share capital, without taking into account our ordinary shares held by our wholly-owned subsidiary. In April 2005, due to a purchase price adjustment agreed to with Norfet instead of the purchase price adjustment mechanism agreed to in the Share Purchase Agreement, we issued to Norfet an additional 661,765 ordinary shares, and Arwol transferred 106,908 additional ordinary shares to Norfet.

     Under the Share Purchase Agreement, we also agreed to pay Norfet a management fee of approximately $172,000 plus VAT per annum until our first annual meeting in 2005 (which took place on June 28, 2005), and $120,000 plus VAT thereafter.

AGREEMENTS AMONG NORFET, MACPELL AND ARWOL

     Under an agreement among Norfet, Macpell and Arwol, the parties agreed to vote all of Tefron ordinary shares owned or controlled by each of them for the election to Tefron's Board of Directors of: (i) three members (of whom at least one will qualify as an "independent director" under the NYSE rules) plus, subject to applicable law - one external director, that shall be nominated by Norfet (one of whom shall be a woman), (ii) three members (of whom at least one will qualify as an independent director and a financial expert under the NYSE rules) plus, subject to applicable law, one external director, that shall be nominated by Arwol and Macpell, and (iii) Tefron's chief executive officer.

     The Company, Norfet, Arwol and Macpell, together with Leber Partners L.P., are also party to a Registration Rights Agreement, dated April 22, 2004, which replaced the previous Registration Rights Agreements to which some of the Company and certain of these shareholders had been a party. Please see "Item 10. Additional Information- 10C. Material Contracts - Leber Partners L.P." for a more complete description of this agreement. On November 29, 2005, the Securities and Exchange Commission declared effective a Registration Statement on Form F-3 covering the resale of 11,521,259 ordinary shares held by the shareholders party to this agreement.

     Please see "Item 10. Additional Information- 10C. Material Contracts - FIMI Agreements" for a more complete description of these agreements.

RELATIONSHIPS AND TRANSACTIONS WITH MACPELL

     As of March 15 2006, Macpell owned 3,660,310 Ordinary Shares, which represented approximately 18.38% of Tefron's outstanding Ordinary Shares. Macpell is mainly a holding company that owns various companies, including Tefron and a partnership that mainly trades in various clothing and apparel products. Macpell was also engaged in the construction of industrial buildings mainly intended for the use of the Macpell group.

     As of January 1, 2006, 27.8% of Macpell are controlled by Arie Wolfson, one of our directors; 25.02% of Macpell are controlled by Sigi Rabinowicz; and 25.84% of Macpell are controlled by Avi Ruimi, a former Director of Tefron. The ordinary shares of Macpell are listed and traded on the Tel Aviv Stock Exchange.

MACPELL SHAREHOLDERS' AGREEMENT

     Arwol Holdings Ltd., Riza Holdings Ltd. and Condo Overseas Inc. are parties to the Macpell Shareholders' Agreement. The agreement provides, among other things, that subject to the agreement of the shareholders in Tefron, the distribution of the directors on Tefron's Board will reflect the direct and indirect holdings in Tefron (including through Macpell) of the parties to the agreement, subject to certain exceptions. Pursuant to the Macpell Shareholders' Agreement, the Tefron Ordinary Shares of Macpell held by the parties thereto will be voted at each meeting of Macpell's shareholders by the trustee in accordance with the resolution of the shareholders party to the agreement, each shareholder having one vote for each Macpell share held by such shareholder.

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

AGREEMENT WITH ARIE WOLFSON

     We are party to a consulting and management services agreement with Mr. Arie Wolfson, a Director of the Company and an indirect holder of 27.84% of Macpell, and with a company controlled by him. See "Item 6. Directors, Senior Management and Employees - 6B. Compensation".

RELATIONSHIPS BETWEEN SIGI RABINOWICZ AND SUPPLIERS

     We understand that Sigi Rabinowicz, our former president, who also owns a significant interest in Macpell, began to serve as an agent of some of the suppliers from whom we regularly purchased materials, and hence may be paid a commission with respect to such purchases. We believe that our transactions with these suppliers are in the ordinary course and are on customary terms.

     LEASE ARRANGEMENT

     On August 12, 1997, we entered into an agreement to lease until 2011 approximately 143,000 square feet of industrial space in a facility (the Hi-Tex 1 facility) adjacent to its current facilities in Segev from a wholly-owned subsidiary of Macpell (that was recently merged into Macpell) for a current monthly rent of approximately $73,000. The first rental payment was made upon entrance into the facility on October 1, 1999. On December 21, 1998, we entered into an agreement to lease until 2012 approximately 180,000 square feet of industrial space in a second facility (the Hi-Tex 2 facility) adjacent to our existing facilities in Segev from the same wholly-owned subsidiary of Macpell for a monthly rent of approximately $89,000. The first rental payment was made upon entrance into the facility on March 1, 2000. We conduct our Hi-Tex manufacturing operations in these facilities. In Segev, we also lease from Macpell's subsidiary, according to an agreement we entered into on August 16, 1995, a 83,000 square foot facility under a lease that expires in 2006 for a monthly rent of approximately $48,000 and according to an agreement we entered into on December 10, 1999 - a 65,000 square foot warehouse under a lease that expires in 2012 for a monthly rent of approximately $28,000. The rent payable under these leases is 50% linked to the Israeli and U.S. consumer product index and 50% to the exchange rate between the NIS and the dollar. These agreements provide for a 5% increase in monthly rent every 3-5 years. According to the terms of the lease agreements, we pay the property insurance premiums on these facilities. There has been a debate whether these agreements were approved as required by the Companies Law. We have had positive discussions with Macpell in an effort to resolve the dispute and to reduce our annual payments under these lease agreements, but we cannot currently assure that we will reach a final resolution of our dispute. Should we reach a final resolution with Macpell, the settlement agreement would be subject to approval of our shareholders.

     All of these facilities are subject to a long-term lease agreement between Macpell's subsidiary and the Israel Land Authority. Under the terms of such lease agreement, Macpell's affiliate was granted a 49-year lease over such property.

PRODUCTS PURCHASES FROM TEFRON

     An affiliate of Macpell purchases from us various products and sells them in the local Israeli market and abroad. In 2003, our sales to this affiliate were approximately $1.2 million, in 2004 approximately $0.8 million and in 2005 there was a negligible amount of sales. We believe that the prices of the products sold to Macpell were no less favorable than those were available to us from unaffiliated third parties. See Note 17 of the Notes to the Consolidated Financial Statements.

MACRO SHARE PURCHASE AGREEMENT

     On March 24, 2003, we entered into a share purchase agreement with Macpell, and with Mr. Ron Grundland, pursuant to which we agreed to acquire 100% of the outstanding ordinary shares of Macro Clothing Ltd., upon the satisfaction of certain conditions, in consideration for the assumption by Tefron of certain guarantees granted by the sellers in favor of Macro in the aggregate amount of approximately $530,000, subject to adjustments. Pursuant to the terms of the agreement, Macpell agreed to pay to us the amount of $300,000 to assume Macpell's guarantees to the bank. In addition, Macpell agreed to assign to us its rights to a loan to Macro in the amount of approximately NIS 2.4 million. Macro manufactures, markets and sells of swimsuits and beachwear.

7C.  INTERESTS OF EXPERTS AND COUNSEL.

     Not Applicable.

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

     See Item 18.

LEGAL PROCEEDINGS

     There are no legal proceedings which may have, or have had in the recent past, significant effects on the Company's financial position or profitability.

EMPLOYEE CLAIM

     In the last few months there have been several meetings and conversations between the Company and a former employee who had been imprisoned in Egypt for several years. During February 2006, the former employee sent a letter claiming that the Company was responsible for his imprisonment due to, among other things, the Company's failure to warn him about the dangers involved in a trip to Egypt. The former employee and his family demand that the Company pay them compensation for his imprisonment in a yet unspecified amount.

DIVIDEND POLICY

     Although we have no established dividend policy, in the past we have distributed dividends to our shareholders from our accumulated earnings. We have not declared or paid any dividends for the last three fiscal years, but we may distribute in the future if our Board of Directors so determines.

ITEM 9. THE OFFER AND LISTING

9A.  OFFER AND LISTING DETAILS

     Since the initial public offering of our Ordinary Shares on September 24, 1997, our Ordinary Shares have been traded on the NYSE, under the symbol "TFR." Prior to the offering, there was no market for our Ordinary Shares.

     As reported on the NYSE, the annual high and low sales prices for our Ordinary Shares were as follows:

                                              HIGH         LOW
                                             ------       ------
2001                                         $ 5.44       $ 1.21
2002                                         $ 4.70       $ 1.15
2003                                         $ 4.80       $ 3.10
2004                                         $ 6.30       $ 3.50
2005                                         $ 8.75       $ 3.84

     As reported on the NYSE, the quarterly high and low sales prices for our Ordinary Shares for the last two years were as follows:


                  2004                        HIGH         LOW
                  ----                       ------       ------
First quarter                                $ 6.30       $ 4.31
Second quarter                               $ 6.00       $ 4.74
Third quarter                                $ 4.70       $ 3.92
Fourth quarter                               $ 4.45       $ 3.92
                  2005
                  ----
First quarter                                $ 5.35       $ 3.84
Second quarter                               $ 5.93       $ 4.93
Third quarter                                $ 7.04       $ 4.96
Fourth quarter                               $ 8.75       $ 6.20
                  2006
                  ----
First quarter (through March 24, 2006)       $10.70       $ 8.30

     As reported on the NYSE, the monthly high and low sales prices for our Ordinary Shares for the last six months were as follows:

                  2005                        HIGH         LOW
                  ----                       ------       ------
October                                      $ 6.86       $ 6.20
November                                     $ 8.00       $ 6.77
December                                     $ 8.75       $ 7.82

                  2006
                  ----
January                                      $10.05       $ 8.41
February                                     $ 9.21       $ 8.30
March (through March 24, 2006)               $10.70       $ 8.79

     Our shares have been trading on the TASE" since September 28, 2005. As reported on the TASE, the monthly high and low sales price for our Ordinary Shares for the last six months were as follows:

                  2005                      HIGH          LOW
                  ----                    ---------    ---------
October                                   NIS 32.92    NIS 29.64
November                                  NIS 38.42    NIS 32.18
December                                  NIS 42.12    NIS 34.85

                  2006
                  ----
January                                   NIS 45.72    NIS 38.62
February                                  NIS 42.56    NIS 39.41
March (through March 24, 2006)            NIS 48.15    NIS 41.23

     On September 8, 1998, we announced our intention to repurchase through a stock repurchase program up to one million of our outstanding Ordinary Shares. As of March 15, 2006, we had repurchased and hold in our treasury 997,400 Ordinary Shares.

9B.  PLAN OF DISTRIBUTION

     Not Applicable.

9C.  MARKETS

     Our Ordinary Shares are traded on the NYSE.

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

     DEFERRED SHARES. Pursuant to our Articles of Association, our Ordinary B Shares automatically converted into Deferred Shares upon consummation of our initial public offering. Subsequent to the conversion, there were 4,500 Deferred Shares outstanding. During September 2005, the Board of Directors cancelled all Deferred Shares.

10C. MATERIAL CONTRACTS

     Set forth below are summaries of our material contracts. Because these are summaries, they are qualified by reference to the actual agreements, which are attached as exhibits to this Annual Report.

     ALBAHEALTH OPTION AGREEMENT

     In connection with the formation of AlbaHealth (described in "Item 4. Information on the Company - 4A. History and Development of the Company"), our subsidiary, Alba, became party to a Put Option Agreement. Pursuant to the provisions of the Put Option Agreement, for a period of three years commencing on September 2004 (or, with respect to GE Capital, commencing on such earlier date as the credit agreement terminates), each of Alba and GE Capital has an option to require AlbaHealth to purchase all, but not less than all, of such party's ownership interest in AlbaHealth. The consideration to be paid to Alba for its interests in AlbaHealth is calculated in accordance with a formula which takes into account certain factors, such as AlbaHealth's fair value and its net sales and the date of exercise of the put option. The consideration to be paid to GE Capital for its interests in AlbaHealth shall be equal to its pro-rata share of the fair value of AlbaHealth.

     Pursuant to the Put Option Agreement, the fair value of AlbaHealth shall be determined based on a formula which takes into account the difference between the sum of cash and cash equivalents of AlbaHealth and six times the EBITDA of AlbaHealth for the preceding year, and the total debt of AlbaHealth at such time. AlbaHealth's obligation to pay the exercising party its put consideration is subject to the compliance by AlbaHealth of certain conditions as set forth in the Put Option Agreement. Pursuant to an amendment to the Put Option Agreement, dated December 13, 2004, in the event that Alba delivers a "Put Notice" between July 1, 2005 and December 31, 2005, then for purposes of determining the fair value of AlbaHealth, AlbaHealth's EBITDA will be deemed to be not less than $6,434,000 ("Minimum EBITDA") and not more than $6,434,000 plus 50% of the amount by which the actual EBITDA (as defined in the Put Option Agreement) exceeds $6,434,000.

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

     On December 22, 2005, the Company delivered a notice of exercise to AlbaHealth and the other parties to the Put Option Agreement. Based on recent negotiations with the other parties, the net proceeds payable to the Company from the sale of the interest are currently expected to be approximately $11.9 million in cash (net of taxes and payment of $390 to one of AlbaHealth interest holders, described under "- Proceeds to GE Capital Corporation"). As a result of the expected exercise of the put option and the annual impairment test of the goodwill relating to AlbaHealth, the Company recorded an operating loss in the amount of $6,073 and additional taxes on income of $3,456 (including realization of deferred taxes in the amount of $2,456). This loss was offset by the minority interest in the impairment loss amounting to $2,937.

     AlbaHealth generated 19.7% of our total consolidated sales in 2002, 23.5% of our total consolidated sales in 2003, 18.7% of our total consolidated sales in 2004 and 16.7% of our total consolidated sales in 2005. AlbaHealth's largest customer, Cardinal Healthcare, accounted for approximately 10.9% of our total sales in 2003, 9.2% of our total sales in 2004 and 8.5% of our total sales in 2005.

     Upon completion of the transaction, we will fully utilize our aggregate available carry forward tax losses of approximately $22.2 million, which could have been utilized to offset against future taxable profits in the United States.

     CONDITIONS TO CLOSING OF PURCHASE OF TEFRON'S OWNERSHIP INTEREST IN ALBAHEALTH

     AlbaHealth's obligation to purchase our ownership interest, and the receipt of payment by us for our interest, are subject to the satisfaction of the following conditions: (i) after giving effect to the initial payment to us on account of our exercise of the option (the "Initial Put Payment"), the fair value of AlbaHealth's assets exceeds all of its liabilities (subject to certain exceptions); (ii) both before and after giving effect to a payment of the consideration to be paid to us on account of our exercise of the option, there shall not have occurred or be continuing any default or event of default under the AlbaHealth credit agreement and (iii) financing in an amount sufficient to fund the Initial Put Payment shall be available (provided that no more than 30% of the outstanding principal amount of AlbaHealth's bank debt, inclusive of any new debt to be incurred by AlbaHealth to fund the Initial Put Payment, shall be subject to interest rates in excess of LIBOR plus 2.75%). There is no assurance that these conditions will be satisfied. If they are not satisfied, the option exercise period under the option agreement will be extended accordingly.

     Under the terms of the Put Option Agreement, while AlbaHealth is unable to satisfy the conditions of its obligation to purchase our ownership interest, AlbaHealth shall be prohibited from making any payments or other distributions of cash or cash equivalents to any of its members, other than tax distributions to members in respect of tax obligations of such members as a result of their ownership of membership interests in AlbaHealth, or the put consideration. Under the terms of an existing agreement, our subsidiary, Alba, provides certain management services to AlbaHealth in return for a current annual fee of approximately $832,000. While AlbaHealth is unable to satisfy the conditions of its obligation to purchase our ownership interest, the terms of the existing agreement provide that Alba will no longer receive these management fees from AlbaHealth.

     APPLICATION OF PROCEEDS FROM EXERCISE OF ALBAHEALTH OPTION

          PROCEEDS TO BE USED TO PAY BANK LOAN

     Pursuant to an Obligation Letter, dated April 22, 2004, Tefron, Hi-Tex and Alba undertook to Bank Hapoalim B.M. and Israel Discount Bank Ltd. that if and when our subsidiary, Alba, either (i) exercises its right under its Put Option Agreement with AlbaHealth, Encompass Group, L.L.C. and GE Capital, to require AlbaHealth to purchase all of Alba's ownership interest in AlbaHealth or (ii) otherwise sells its interest in AlbaHealth, then 50% of the net proceeds from such sale would be paid to Bank Hapoalim B.M. and Israel Discount Bank Ltd. on account of their loans to Tefron, Hi -Tex and Alba.

          PROCEEDS TO GE CAPITAL

     Pursuant to an amendment to the Put Option Agreement, dated December 13, 2004 (the "Put Option Amendment"), AlbaHealth and GE Capital agreed that in the event Alba delivered a "Put Notice" between July 1, 2005 and December 31, 2005, then for purposes of determining the fair value of AlbaHealth, AlbaHealth's EBITDA will be deemed to be not less than $6,434,000, which provided a floor price for the consideration to be paid to Alba. Pursuant to an agreement with GE Capital, we agreed to pay GE Capital an amount in order that it would benefit from this floor price as well (calculated as the amount, if any, by which the put consideration paid to GE Capital under the Put Option Agreement is less than it would have been had GE Capital's put consideration also been calculated in the manner as set forth in the Put Option Amendment). We agreed to pay this amount to GE Capital only in the event that (i) Alba receives put consideration from AlbaHealth and (ii) GE Capital delivers its own exercise notice within 30 days of the receipt of Alba's exercise notice. The maximum amount payable by us under this agreement with GE Capital is approximately $390,000.

     We received GE Capital's own exercise notice within 30 days of their receipt of Alba's exercise notice, and we will be required to pay GE Capital in the event Alba receives put consideration from AlbaHealth.

     FIMI AGREEMENTS

     We entered into a Share Purchase Agreement, or the Tefron Agreement, dated February 17, 2004, with Norfet, Limited Partnership, or the Investor, substantially all of the interests of which are owned by (i) N.D.M.S. Ltd., a company wholly owned by FIMI Opportunity Fund, L.P., (ii) FIMI Israel Opportunity Fund, Limited Partnership and (iii) Migdal Insurance Company, Shamir Insurers Investment Company and the provident funds of First International Bank of Israel, pursuant to which we issued to the Investor 3,529,412 Tefron ordinary shares for a base price of $4.25 per share and a base aggregate consideration of $15 million. Due to purchase price adjustment provisions in the Tefron Agreement, Tefron issued to Norfet an additional 661,765 ordinary shares in April 2005.

     In connection with the Tefron Agreement, the Investor also acquired an additional 1,365,000 Tefron ordinary shares in the aggregate from Arwol and Macpell pursuant to an Agreement, or the Macpell Agreement, by and among Macpell, Arwol and the Investor. Following the closing of the Tefron Agreement and the Macpell Agreement, the Investor held 4,894,412, or approximately 30.7% of the outstanding share capital of Tefron, without taking into account the Equity Shares. Due to purchase price adjustment provisions in the Macpell Agreement, Arwol transferred 106,908 additional ordinary shares to Norfet in April 2005.

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

     TEFRON AGREEMENT

     ISSUE PRICE ADJUSTMENT. Under the terms of the Tefron Agreement, in the event Tefron's earnings before income tax, depreciation and amortization, or EBITDA, for 2004 (excluding (i) the EBITDA of AlbaHealth to the extent that it exceeds zero and (ii) any increase in EBITDA of Alba Waldensian, Inc. as a result of the exercise of the put option by AlbaHealth described below) as set forth in Tefron's audited consolidated financial statements for the year ending on December 31, 2004 is less than $23 million, then the price per share of $4.25 will be adjusted as follows: (i) if Tefron's EBITDA for 2004 was equal to or less than $16 million, then the share price per share was to be reduced retroactively by $0.75 (to $3.50), and if the Company's EBITDA for 2004 is higher than $16 million but lower than $23 million, then the share price reduction was to be calculated in accordance with the following formula:

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

     Under the terms of the Tefron Agreement, the issue price per share will be increased in the event that, during the three-year period following the closing of the Tefron Agreement and the Macpell Agreement, the Investor sells at least 20% of the total number of shares purchased from Tefron and Macpell and Arwol for cash or publicly traded securities (excluding publicly traded securities in connection with a merger or reorganization of Tefron), at an average price of at least $9.22 per share (after adjustments for dividends, share combinations and splits). The amount of the increase will be equal to the difference between the average sale price and the threshold of $9.22 (as so adjusted), provided that in any event, an upwards adjustment will be no more than $0.75 per such sold share. The amount of any increase is to be paid by the Investor to Tefron on the third anniversary of the closing of the Tefron Agreement and the Macpell Agreement.

     The adjustment mechanism described in the immediately preceding paragraph will also apply in respect of the four-year period following the closing of the Tefron Agreement and the Macpell Agreement, but in such event, the Investor average sale price must exceed $11.60 per share (rather than $9.22 per share) for the adjustment to apply.

     ALBA PUT OPTION. The Tefron Agreement provides that Tefron is required to provide the Investor with a letter of undertaking from Alba, a wholly owned subsidiary of Tefron, to exercise its put option in respect of AlbaHealth, granted pursuant to a Put Option Agreement dated September 6, 2003, as amended on December 13, 2004, immediately following September 2004 as soon as AlbaHealth's EBITDA for four consecutive quarters equals or exceeds $8 million. However, under the agreement Alba will not be required to exercise the put option for so long as (i) Tefron's total consolidated debt is equal to or is lower than $50 million (of which no more than $30 million may be long term debt) and (ii) neither Alba nor Tefron or its subsidiaries is in default under any financial covenant in loan agreement(s) to which it is a party. In December 2005, we delivered a notice to exercise our option to require AlbaHealth to purchase our ownership interest in AlbaHealth, and we are in the process of negotiating the final terms of the purchase.

     LIMITS ON EQUITY LINE OF CREDIT. Tefron undertook not to exercise any right to cause Southridge Capital Markets LLC (or its affiliates) to purchase any of Tefron's shares without the written consent of the Investor, unless such issuance is at a price of no less than $4.60 per share or if the issuance is required in order for Tefron to satisfy covenants relating to shareholders equity under company loan agreements or if the issuance is required for Tefron to satisfy certain NYSE listing requirements. Notwithstanding the foregoing, Tefron may not issue to such third party investor (or its affiliates) an aggregate sum of more than 12% of Tefron's issued capital without the consent of the Investor.

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

     AGREEMENTS OF THE PARTIES.

     COMPOSITION OF THE BOARD OF DIRECTORS. Arwol, Macpell and the Investor agreed to vote all of Tefron ordinary shares owned or controlled by each of them for the election to Tefron's Board of Directors of: (i) three members (of whom at least one will qualify as an "independent director" under the NYSE rules) plus, subject to applicable law - one external director, that shall be nominated by the Investor (one of whom shall be a woman), (ii) three members (of whom at least one will qualify as an independent director and a financial expert under the NYSE rules) plus, subject to applicable law, one external director, that shall be nominated by Arwol and Macpell, and (iii) Tefron's chief executive officer.

     CHAIRMAN OF THE BOARD OF TEFRON. Arwol, Macpell and the Investor confirm in the Macpell Agreement that Arie Wolfson agreed to remain as Chairman of the Board until Tefron's first Annual General Meeting of Shareholders in calendar year 2005. Subject to the provisions of applicable law, on or before such shareholders meeting, Arwol, Macpell and the Investor endeavored to agree on the identity of the Chairman as of and following such shareholders meeting. The agreement provided that in the event the parties cannot agree on the identity of the Chairman, each of Arwol and Macpell (taken as a group) and Norfet will be entitled to designate the Chairman for an 18 month period, provided that Norfet would be the first to exercise such right for a period commencing on and as of the Company's first Annual General Meeting of Shareholders in 2005. In November 2005, Arie Wolfson ceased serving as Chairman of the Board, and Ishay Davidi began serving as Chairman of the Board.

     EXECUTIVE COMMITTEE. Arwol, Macpell and the Investor agreed to appoint an Executive Committee for advisory purposes, comprised of Messrs. Arie Wolfson and Ishay Davidi (or, an alternate member appointed by Arwol and Macpell (if Arie Wolfson cannot fulfill his duties) or an alternative member appointed by the Investor (if Ishay Davidi cannot fulfill his duties). Decisions of the Executive Committee do not bind Tefron in any way.

     RIGHTS OF FIRST OFFER; TAG-ALONG. The Macpell Agreement contains provisions which require that if Arwol, Macpell or the Investor wishes to transfer ordinary shares of Tefron to a third party, it must first make an offer to transfer the shares the other parties, subject to certain exceptions. The agreement also gives the right to the offerees to sell certain of their Company ordinary shares to the proposed purchaser of the ordinary shares rather than accepting the offer from the transferor. Notwithstanding the foregoing, (i) any transfer of shares to any direct competitor of Tefron or to any controlling shareholder of a direct competitor will require consent of the other parties to the agreement and (ii) each of Arwol and Macpell (as a group) and Norfet may sell Tefron shares, in one or more instances, constituting in the aggregate less than 2.7% of Tefron's issued and outstanding share capital.

     DRAG ALONG RIGHTS. The Macpell Agreement contains provisions which provide that if any of Arwol, Macpell or the Investor secures a bona fide offer from any third party offeror to purchase all of the Ordinary Shares then held by such party, in cash or publicly traded securities, at a price per share (adjusted for allocation of dividend, bonus shares, splits etc.) of not less than $10 (provided that such price per share shall not be lower than 80% of the average of the closing prices of Tefron's shares on the NYSE over the consecutive 60 trading days immediately preceding such sale), and the offeror conditions its offer on the acquisition of all the shares held by the other two parties to the Macpell Agreement at such time, such other two parties will be required under certain conditions to sell all of the shares of Tefron then held by them to such offeror, at the same price and upon the same terms and conditions as those to which the sale by the initiator is subject. Notwithstanding the foregoing, in lieu of selling the shares as described above, the shareholders who receive the drag along demand may acquire all of the Tefron shares then held by the initiating shareholder in cash at the price per share and upon the same terms and conditions as those to which the sale to the offeror would have been subject.

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

     PURCHASE OF SHARES FROM DISCOUNT INVESTMENT COMPANY, OR DIC. Any party to the agreement wishing to purchase Company ordinary shares from DIC will be required to offer to the other parties the right to participate in such purchase, at the same price per share and upon the same terms and conditions.

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

LEBER PARTNERS L.P.

     SHARE PURCHASE AGREEMENT

     We also entered into a Share Purchase Agreement, dated March 3, 2004 with Leber Partners, L.P., which is a group of investors represented by Mr. Zvi Limon. The investors invested $5 million in cash in Tefron in exchange for approximately 1.07 million ordinary shares of Tefron at a base price of $4.65 per share. According to the agreement, the base price per share will be subject to certain adjustments and may be increased or reduced by up to $0.75 per share.

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

     The adjustment mechanism described in the immediately preceding paragraph will also apply in respect of the four-year period following the closing, but in such event, the average sale price must exceed $11.60 per share (rather than $9.22 per share) for adjustment to apply.

     REGISTRATION RIGHTS AGREEMENT

     In connection with the execution of the Share Purchase Agreement with Leber Partners, we agreed to enter into a Registration Rights Agreement with Leber Partners, the Investor under the Tefron Agreement, Arwol and Macpell. This Registration Rights Agreement replaced, and is on substantially the same terms as, the Registration Rights Agreement that we agreed to execute in connection with the Tefron Agreement, other than as provided below. In addition to the rights to be granted to all of the shareholders that are to be party to the Registration Rights Agreement, Leber Partners would have the right to request a registration (even though we would not be eligible to use a short form registration) of all, but not less than all, of the ordinary shares then held by Leber Partners, but in any event not less than 500,000 ordinary shares. This would be below the threshold required for the other shareholders (which would be a request from holders of at least 25% of the aggregate number of ordinary shares subject to the agreement at such time to register a minimum of 5% of the share capital of Tefron then outstanding but not less than 500,000 Ordinary Shares). Leber Partners also has the right to request a registration of all, but not less than all, of the ordinary shares then held by it, but in any event not less than 500,000 ordinary shares. If the Principal Holders intend to distribute the ordinary shares by means of an underwriting, the underwriter will be selected by the Company and be reasonably acceptable to Principal Holders of a majority of the ordinary shares to be registered. Under certain conditions, the Company may defer registering such ordinary shares for a period not exceeding 180 days. In addition, the Company would have no obligation to register these shares pursuant to requests once it has effected three effective registrations pursuant to requests of Principal Holders.

     The Principal Holders also have the right, once every 18 months, to request a registration on Form F-3 (short form registration statement) when the aggregate net proceeds from the sale of such holders' securities are at least $3,000,000. In addition, the Principal Holders also have certain rights to register their ordinary shares for sale at the time the Company registers for its own account any of its securities in connection with a public offering for cash (called "piggyback registration").

     Under the agreement, the first $50,000 of expenses in connection with registrations made at the request of one or more Principal Holders will be borne by the Company, and all expenses in excess of $50,000 will be divided equally between the Company, on the one hand, and the selling shareholders, on the other hand. All expenses incurred in connection with "piggyback registrations" will be borne by the Company, other than underwriting discounts and commissions and other fees relating to the ordinary shares to be sold for the account of the Principal Holders.

     On November 29, 2005, the Securities and Exchange Commission declared effective a Registration Statement on Form F-3 covering the resale of 11,521,259 ordinary shares held by the Principal Holders

EQUITY LINE CREDIT FACILITY

     On March 9, 2004, we entered into an equity line credit facility with Brittany, an entity advised by Southridge Capital Management LLC. Under the agreement, we have an option to call funds of up to the lesser of $15 million or 2,470,021 ordinary shares (equal to 19.9% of our outstanding share capital on the day we signed the agreement) over a three year period expiring at the end of October 2007. Under the financing facility, we will be entitled to issue shares to Brittany from time to time, at our own election, subject to certain minimum and maximum limitations, but in no event will Brittany be obligated to own more than 4.99% of our ordinary shares at any one time. The price to be paid by Brittany will be at a discount of 6% to the market price of our ordinary shares (as calculated under the agreement) during a period prior to the issuance of the shares. The "market price" under the agreement is calculated to be the average of the lowest closing prices for any four trading days (not necessarily consecutive) during the ten trading day period immediately following the date on which we deliver a written notice to Brittany setting forth the dollar amount with respect to which we will require Brittany to purchase our Ordinary Shares.

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

     To date, we have elected not to draw on our equity line.

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

     The Credit Agreement also provides for a seven-year term loan facility of up to $65.5 million, which was drawn down as a single borrowing at the time of the merger and amortizes in 11 consecutive semi-annual installments commencing on January 15, 2002. In addition, the Credit Agreement further provides a one-year revolving loan facility of up to $5 million. The proceeds from the term loan facility and the revolving loan facility were used to repay the tender offer credit facility, which was used initially to finance the acquisition of Alba and to refinance certain indebtedness of Alba.

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

          o    making investments, loans or advances other than as specified; or

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

ALBAHEALTH CREDIT AGREEMENT

     In connection with the formation of AlbaHealth, AlbaHealth entered into a credit agreement, dated September 6, 2002, as amended in October 2005 with GE Capital, pursuant to which GE Capital provided AlbaHealth credit facility of up to $18 million. The AlbaHealth Credit Agreement provides for a term loan facility of up to $15 million, which was drawn down as a single borrowing upon the consummation of such agreement. The original credit agreement provided that the term loan facility would amortize in 20 consecutive quarterly installments, however, the October 2005 amendment provides that the balance of the loan facility as of the date of the Amendment will amortize as follows: (i) four consecutive quarterly installments on the first day of January, April, July and October, from January 1, 2006 through October 1, 2006, each in the amount of $312,500, and (ii) three consecutive quarterly installments on January 1, 2007, April 1, 2007 and July 1, 2007, each in the amount of $375,000. The final installment will be due on September 6, 2007 and be in the amount of $4,375,000 or, if different, the remaining principal balance of the term loan.

     The AlbaHealth Credit Agreement also provides for a five-year revolving loan facility of up to $3.0 million. The proceeds from the term loan facility and the revolving loan facility were and are to be used, among other purposes, to repay amounts due to the bank lenders under the portion of the Alba Credit Agreement that was assigned by Alba to AlbaHealth and for working capital purposes.

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

     INTEREST RATE. Interest on the revolving credit facility and the term loan facility shall be paid, at the election of AlbaHealth, at one of the following rates:

          o a floating rate equal to the higher of (i) a base rate quoted by 75% of the largest banks in the U.S. and (ii) the federal funds rate plus 50 basis points, in each case plus a margin per annum initially equal to 1.50%; or

          o    the LIBOR rate plus a margin per annum initially equal to 2.75%.

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

10D. EXCHANGE CONTROLS

     Nonresidents of Israel who purchase our Ordinary Shares with U.S. dollars or other foreign currency will be able to convert dividends (if any) thereon, and any amounts payable upon the dissolution, liquidation or winding-up of the affairs of the company, as well as the proceeds of any sale in Israel of the Ordinary Shares to an Israeli resident, into freely repatriatable dollars, at a rate of exchange prevailing at the time of conversion, pursuant to regulations, provided that the Israeli income tax has been withheld with respect to such amounts, to the extent applicable, or an exemption has been obtained.

10E. TAXATION

     The following is a discussion of material United States federal and Israeli income tax consequences to U.S. Holders (defined below) of Ordinary Shares. This discussion is based upon existing United States federal and Israeli income tax laws, including legislation, regulations, administrative rulings and court decisions, all as in effect on the date of this Annual Report, as well as the Convention Between the Government of the United States of America and the Government of the State of Israel With Respect to Taxes on Income (the "Treaty"). All of these authorities are subject to change (possibly with retroactive effect) and to differing interpretations.

     This summary is for general information only and does not purport to be a complete analysis of all potential tax consequences of owning Ordinary Shares. This summary only addresses Ordinary Shares that are held as capital assets (generally, property held for investment), and does not address all tax considerations that may be relevant to persons in light of their particular circumstances, including, for example, persons who hold or at any time have held (actually or constructively) 10% or more of all classes of voting stock of Tefron, persons who acquired their Ordinary Shares before the listing of Tefron shares on the NYSE, persons who acquired their Ordinary Shares pursuant to the exercise of an employee stock option or otherwise as compensation, and persons subject to special tax treatment under Israeli or U.S. federal income tax laws, such as banks and other financial institutions, entities classified as partnerships for U.S. federal income tax purposes and other pass-through entities, insurance companies, tax-exempt entities, dealers in securities, persons holding Ordinary Shares as part of a hedging or conversion transaction or a straddle, and holders that have a functional currency other than the U.S. dollar. This summary does not address any aspects of state, local or non-United States (other than certain Israeli) tax laws, or any estate, gift or other non-income tax considerations.

     For purposes of this discussion, a "U.S. Holder" means a beneficial owner of Ordinary Shares (i) who is, for U.S. federal income tax purposes:

     o a citizen or resident of the United States;

     o a corporation (or another entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any political subdivision thereof;

     o an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

     o a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or, if it was in existence on August 20, 1996, was treated as a U.S. person on the previous day and has validly elected to continue to be so treated,

(ii) who is not a resident of Israel for Israeli income tax purposes, and whose holding of Ordinary Shares is not in any way related to properties or activities located in Israel, and (iii) who is fully entitled to the benefits of the Treaty in respect of the Ordinary Shares.

     If an entity that is classified as a partnership for U.S. federal tax purposes holds Ordinary Shares, the U.S. federal income tax treatment of its partners will generally depend upon the status of the partners and the activities of the partnership. Entities that are classified as partnerships for U.S. federal tax purposes and persons holding Ordinary Shares through such entities should consult their tax advisors about the income and other tax consequences of purchasing, owning and disposing of the Ordinary Shares.

     ALL PERSONS OWNING OR CONSIDERING AN INVESTMENT IN ORDINARY SHARES (INCLUDING PERSONS THAT ARE RESIDENT OR OTHERWISE TAXABLE IN COUNTRIES OTHER THAN THE UNITED STATES) ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF AN INVESTMENT IN ORDINARY SHARES UNDER THE TAX LAWS APPLICABLE TO THEM AND ANY POTENTIAL CHANGES IN THE TAX LAWS.

     1. CAPITAL GAINS

     U.S. FEDERAL INCOME TAX CONSIDERATIONS. Subject to the discussion below under "Passive Foreign Investment Company Rules," upon the sale or other taxable disposition of Ordinary Shares, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition and such holder's adjusted tax basis in the Ordinary Shares. Such capital gain or loss will be long-term gain or loss if, at the time of disposition, the U.S. Holder's holding period in the Ordinary Shares exceeds one year. Non-corporate taxpayers are subject to lower tax rates on long-term capital gains. All taxpayers are subject to certain limitations on the deduction of capital losses.

     Subject to complex conditions and limitations, any Israeli capital gains tax paid with respect to a disposition of Ordinary Shares (see generally the discussion below under "-Israeli Tax Considerations") will be a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability). In general, gain that a U.S. Holder recognizes on the sale or other disposition of Ordinary Shares will be U.S.-source for purposes of foreign tax credit limitations, and losses generally will be allocated against U.S. source income. The rules governing foreign tax credits are complex, and U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.

     ISRAELI TAX CONSIDERATIONS. Under regulations promulgated under the Israeli Tax Ordinance, sales of our ordinary shares until December 31, 2002, were exempt from Israeli capital gains for individuals and companies on which the provisions of the income tax law (Inflationary Adjustments), 1985 or the provisions of
Section 130A of the Israeli Tax Ordinance, or the Ordinance, were not imposed, so long as our ordinary shares were quoted on a stock exchange and we qualified as an Industrial Company. Notwithstanding the foregoing, until December 31, 2002, dealers in securities in Israel were taxed at regular tax rates applicable to business income and companies on which the provisions of the income tax law (Inflationary Adjustments), 1985 or the provisions of Section 130A of the Ordinance were imposed were taxed at a regular corporate tax rates.

     From January 1, 2003, when Israeli tax reform came into effect, individuals and companies for which the provisions of the Income Tax Law (Inflationary Adjustments), 1985 or the provisions of Section 130A of the Israeli Tax Ordinance are not imposed, are subject to a 15% tax rate on the real capital gains derived on or after January 1, 2003 from the sale of shares in Israeli companies publicly traded on a recognized stock exchange.

     Under a recent amendment to the Income Tax Ordinance with a retroactive effect from January 1 2003 and which is effective to sales of shares that occur on or after January 1, 2006, individuals are subject to a 20% tax rate on the real capital gains derived on or after January 1, 2003 from the sale of shares. Substantial individual shareholders (who are defined as shareholders of 10% or more of the shares of the company in the date of the sale of the shares or on any date during the 12 months before the sale of the shares) are subject to a 25% tax rate on the real capital gains derived on or after January 1, 2003 from the sale of shares. Companies on which the provisions of the Income Tax Law (Inflationary Adjustments), 1985 or the provisions of Section 130A of the Ordinance were not imposed before January 1, 2006 are subject to 25% tax rate on real capital gains derived on or after January 1, 2003 from the sale of the shares. Notwithstanding the above, companies on which the provisions of the Income Tax Law (Inflationary Adjustments), 1985 or the provisions of Section 130A of the Ordinance were imposed before January 1, 2006 are subject to regular corporate tax rate on real capital gains derived on the sale of the shares.

     Under the Ordinance and the income tax regulations, non-Israeli residents, who sell shares of an Israeli company publicly traded on a recognized stock exchange, will be exempt from Israeli capital gains tax if both of the following conditions are satisfied:

     o The capital gain is not attributable to a Permanent Establishment in Israel; and

     o The shares were purchased after the first IPO in the recognized stock exchange.

     In addition, under the Treaty, a U.S. Holder who meets the definition of a U.S. resident under the Treaty is exempt from Israeli capital gains tax with respect to a disposition of Ordinary Shares, provided the U.S. Holder holds shares possessing less than 10% of the voting power in Tefron, and did not hold shares possessing 10% or more of the voting power in Tefron at any time during the 12 months prior to the disposition of Ordinary Shares.

     2. DISTRIBUTIONS

     U.S. FEDERAL INCOME TAX CONSIDERATIONS. Subject to the discussion below under "Passive Foreign Investment Company Rules," a U.S. Holder generally will be required to include in gross income, as ordinary dividend income, the amount of any distributions paid on the Ordinary Shares (including the amount of any Israeli taxes withheld) to the extent that such distributions are paid out of Tefron's current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of Tefron's earnings and profits as so determined will be applied against and will reduce the U.S. Holder's adjusted tax basis in its Ordinary Shares and, to the extent they are in excess of such tax basis, will be treated as gain from a sale or exchange of such Ordinary Shares. Subject to certain limitations, "qualified dividend income" received by a non-corporate taxpayer generally is subject to U.S. federal income tax at a reduced rate. Dividends paid by Tefron will not qualify for the dividends-received deduction otherwise available to U.S. corporations.

     In the event Tefron pays dividends in a currency other than the U.S. dollar, such dividends will be includible in the gross income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are includible in income by the U.S. Holder (regardless of whether the U.S. Holder in fact converts the dividends into U.S. dollars). Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is includible in the income of the U.S. Holder to the date such foreign currency is disposed of will be treated as ordinary income or loss.

     Subject to complex conditions and limitations, any Israeli withholding tax imposed on dividends paid by Tefron (see generally the discussion below under "-Israeli Tax Considerations") will be a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability). In general, dividends generally will be treated as foreign-source passive income or, in the case of certain U.S. Holders, financial services income, for foreign tax credit purposes. (U.S. Holders should note that recently enacted legislation eliminates the "financial services income" category with respect to taxable years beginning after December 31, 2006. Under this legislation, the foreign tax credit limitation categories will be limited to "passive category income" and "general category income.") There are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends that are subject to a reduced rate of tax. The rules governing foreign tax credits are complex, and U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.

     ISRAELI TAX CONSIDERATIONS. Non-residents of Israel are subject to Israeli income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends after January 1, 2006, other than bonus shares or stock dividends, Israeli income tax at the rate of 20% will be withheld on dividends distributed to Israeli individual shareholders or to non-residents. Substantial individual shareholders (who are defined as shareholders of 10% or more of the shares of the company in the date of the sale of the shares or on any date during the 12 months before the sale of the shares) are subject to 25% withholding tax rate unless a different rate is provided by an applicable treaty. The withholding tax rate on dividends generated by an Approved Enterprise is 15%.

     Under the Treaty, which sets maximum withholding rates on dividends, the maximum Israeli tax on dividends paid to a holder of Ordinary Shares who qualifies as a U.S. resident for purposes of the Treaty is generally 25%. This maximum rate is reduced to 12.5% if the dividends are paid to a U.S. corporation that holds at least 10% of the voting rights in Tefron and satisfies certain other requirements.

     3. PASSIVE FOREIGN INVESTMENT COMPANY RULES

     For U.S. federal income tax purposes, Tefron will be considered a "passive foreign investment company" (or "PFIC") if (i) 75% or more of our gross income for the taxable year is passive income (the "income test") or (ii) the average percentage of our assets (by value) held during the taxable year that produce passive income (e.g., dividends, interest, royalties, rents and annuities) or that are held for the production of passive income is at least 50% (the "asset test"). A corporation that owns, directly or indirectly, at least 25% by value of the stock of a second corporation must take into account its proportionate share of the second corporation's income and assets in applying the income test and the asset test.

     Based on current projections concerning the composition of Tefron's income and assets, Tefron does not believe that it will be treated as a PFIC for its current or future taxable years. However, because this conclusion is based on our current projections and expectations as to future business activity, Tefron can provide no assurance that it will not be treated as a PFIC in respect of its current or any future taxable years.

     If Tefron is treated as a PFIC for any taxable year during which a U.S. Holder holds Ordinary Shares, then, subject to the discussion of the qualified electing fund ("QEF") and "mark-to-market" rules below, such U.S. Holder generally will be subject to a special and adverse U.S. income tax regime with respect to any gain realized on the disposition of the Ordinary Shares and with respect to certain "excess distributions" received from Tefron. The adverse tax consequences include taxation of such gain or excess distribution at ordinary-income rates and the imposition of an interest charge on tax liabilities with respect to such gain or excess distributions.

     In some circumstances, a U.S. Holder may avoid certain of the unfavorable consequences of the PFIC rules by making a QEF election in respect of Tefron. A QEF election effectively would require an electing U.S. Holder to include in income currently its pro rata share of the ordinary earnings and net capital gain of Tefron. However, a U.S. Holder cannot elect QEF status with respect to Tefron unless Tefron complies with certain reporting requirements and there can be no assurance that Tefron will provide such information.

     A U.S. Holder that holds "marketable" stock in a PFIC may also avoid certain unfavorable consequences of the PFIC rules by, instead of making a QEF election, electing to mark the PFIC stock to market at the close of each taxable year. Tefron expects that the Ordinary Shares will be "marketable" for this purpose. A U.S. Holder that makes the mark-to-market election will be required to include in income each year as ordinary income an amount equal to the excess, if any, of the fair market value of the stock at the close of the year over the U.S. Holder's adjusted tax basis in the stock. If, at the close of the year, the U.S. Holder's adjusted tax basis exceeds the fair market value of the stock, then the U.S. Holder may deduct any such excess from ordinary income, but only to the extent of net mark-to-market gains previously included in income. Any gain from the actual sale of the PFIC stock will be treated as ordinary income, and any loss will be treated as ordinary loss to the extent of net mark-to-market gains previously included in income.

     4. U.S. BACKUP WITHHOLDING AND INFORMATION REPORTING

     A U.S. Holder may be subject to U.S. Internal Revenue Service information reporting and U.S. backup withholding with respect to dividends received with respect to Ordinary Shares and proceeds from the sale of Ordinary Shares, unless the U.S. Holder is a corporation or within certain exempt categories and demonstrates that fact when so required, or (in the case of backup withholding only) furnishes a correct taxpayer identification number and makes the required certifications.

     U.S. backup withholding is not an additional tax. Any amount withheld under the backup withholding rules will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided the required information is timely furnished to the Internal Revenue Service.

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

10I. SUBSIDIARY INFORMATION

     Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN CURRENCY RISK

     Our operating expenses are influenced by changes in the exchange rates between the dollar and foreign currencies, especially the NIS. Our operational expenses increase when the dollar is devalued against such currencies. At December 31, 2005, our liabilities denominated in foreign currencies in the amount of $25.2 million represented 19.2% of our total liabilities of $131.1 million. At December 31, 2005, our assets denominated in foreign currencies in the amount of $7.1 million represented 3.9% of our total assets of $185.9 million. We may from time to time utilize derivative financial instruments to manage risk exposure to movements in foreign exchange rates. Accordingly, in 2002, a forward exchange contract was designated as hedging instrument. We do not engage in any speculative or profit motivated forward or derivatives activities. See "Item 3. Key Information - 3D. Risk Factors" and "Item 5. Operating and Financial Review and Prospects - Impact of Inflation and Currency Fluctuations.

     Most of our sales are denominated in U.S. dollars, and we incur most of our expenses in U.S. dollars and in NIS. According to the salient economic factors indicated in SFAS No. 52, "Foreign Currency Translation," our cash flow, sale price, sales market, expense, financing and intercompany transactions and arrangement indicators are predominately denominated in U.S. dollars. In addition, the U.S. dollar is the primary currency of the economic environment in which we operate, and thus the U.S. dollar is our functional and reporting currency.

     In our balance sheet, we re-measure into U.S. dollars all monetary accounts (principally cash and cash equivalents and liabilities) that are maintained in other currencies. For this re-measurement, we use the foreign exchange rate at the balance sheet date. Any gain or loss that results from this re-measurement is reflected in the statement of income as financial income or financial expense, as appropriate.

     We measure and record non-monetary accounts in our balance sheet (principally fixed assets, prepaid expenses and share capital) in U.S. dollars, and we do the same with operational accounts. For this measurement, we use the U.S. dollar value in effect at the date that the asset or liability was initially recorded in our balance sheet (the date of the transaction).

     In managing our foreign exchange risk, from time to time we enter into various foreign exchange hedging contracts. Our policy is to hedge significant net exposures in the major foreign currencies in which we operate. We attempt to limit our exposure resulting from liabilities and anticipated expenses that are denominated in NIS through forward contracts. We monitor foreign exchange rates and trends periodically to measure the effectiveness of our foreign currency hedging. If our forward contracts meet the definition of a hedge and are so designated, changes in the fair value of the contracts will be:

     o offset against changes in the fair value of the hedged assets or liabilities through earnings, or

     o recognized in other comprehensive income until the hedged item is recognized in earnings.

     As of December 31, 2005, there were no gains or losses recognized in earnings for hedge ineffectiveness. As of December 31, 2005, we had outstanding forward contracts in the amount of $12.5 million. These transactions were for a period of up to four months. We enter into forward contracts only with well-established institutions, and therefore we believe that the liabilities that were owed to us at December 31, 2005 will be realized. In the event that forward contracts were to become unavailable to us for a period of time and the dollar were devalued against foreign currencies, our operational expenses would increase by an amount corresponding to the devaluation of the dollar as a result of our inability to hedge changes in exchange rates.

INTEREST RATE RISK

     Of our dollar-denominated financial liabilities at December 31, 2005, $66.4 million were loans denominated in or linked to the dollar bearing interest at LIBOR. As a result, our interest expenses are sensitive to changes in LIBOR.

     Our dollar-denominated or dollar-linked financial liabilities bear interest at 1.5% to 2.75% over LIBOR. A hypothetical ten percent shift in interest rates would result in a decrease (or increase) in net income of approximately $0.3 million.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not Applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14A. TO E.        Not Applicable.

ITEM 15.  CONTROLS AND PROCEDURES

     (a) DISCLOSURE CONTROLS AND PROCEDURES. Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in US Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Annual Report, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to them by others.

     (b) INTERNAL CONTROL OVER FINANCIAL REPORTING. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.  [RESERVED]

16A. AUDIT COMMITTEE FINANCIAL EXPERT

     The Board of Directors has determined that Yacov Einav is an "audit committee financial expert" as defined in Item 16A of Form 20-F. Mr. Einav is an "independent" director in accordance with applicable NYSE and SEC regulations.

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

16C. ACCOUNTANTS' FEES AND SERVICES

     The following table presents the aggregate fees for professional services and other services rendered by Kost, Forer Gabbay & Kasierer in Israel, a member of Ernest & Young Global, and by McGladrey & Pullen, LLP in the United States to Tefron in 2005 and 2004.

                         US$ 2005   US$ 2004
                         --------   --------
Audit Fees (1)           $108,000   $126,677

Audit-related Fees (2)   $ 53,000   $ 92,000

Tax Fees (3)             $ 19,000   $ 63,971

All Other Fees (4)       $ 58,200   $ 24,426

TOTAL                    $238,200   $307,074

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

     Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authority.

     All Other Fees include fees billed for training; forensic accounting; data security reviews; treasury control reviews and process improvement and advice; environmental, sustainability and advisory services.

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

     During 2005, none of Audit-related Fees, Tax Fees or Other Fees provided to us by Kost, Forer Gabbay & Kasierer in Israel or by Ernst & Young or McGladrey & Pullen, LLP in the United States were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

         INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                                ----
Index to Consolidated Financial Statements                   F-1
Report of Registered Public Accounting Firm                  F-2
Consolidated Balance Sheets                                  F-3 - F-4
Consolidated Statement of Operations                         F-5
Consolidated Statement of Changes in Shareholders' Equity    F-6
Consolidated Statement of Cash Flows                         F-7 - F-8
Notes to the Consolidated Financial Statements               F-9 - F-35
Report of Independent  Auditors for  subsidiary of Tefron,
Alba Health LLC, for 2005 Financial Statements               F-36

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

2.6 Letter, dated March 31, 2004, from Bank Hapoalim to the Company regarding revised shareholders' equity requirements under the Credit Agreement (incorporated by reference to Exhibit 2.12 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31,
          2003).

2.7 Sixth Amendment to Credit Agreement, dated December 15, 2004, among Alba-Waldensian, Inc. and Bank Hapoalim, as Agent and Lender, together with Term B Notes (incorporated by reference to Exhibit 2.7 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004).

2.8 Credit Agreement, dated September 6, 2002, among AlbaHealth LLC, as borrower, the other borrower signatory thereto, the lenders signatory, thereto from time to time, and General Electric Capital Corporation, as Agent and a Lender. (incorporated by reference to Exhibit 2.8 to the Company's Annual Report form 20-F for the fiscal year ended December 31, 2002).

2.9 First Amendment and Waiver to Credit Agreement, dated March 31, 2005, among AlbaHealth LLC and General Electric Capital Corporation, as Agent and Lender (incorporated by reference to Exhibit 2.9 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004).

2.10 Second Amendment and Waiver to Credit Agreement, dated as of October 1, 2005, among AlbaHealth LLC and General Electric Capital Corporation, as Agent and Lender.

2.11 Security Agreement, dated as of September 6, 2002, among the Grantor signatory thereto, from time to time, and General Electric Capital Corporation, as Agent for the benefit of itself and the lenders from time to time party to the Credit Agreement (referred to in Exhibit 2.14).

2.12 Borrower Stockholders Pledge Agreement, dated as of September 6, 2002, by and among the pledgors signatory thereto, from time to time, and General Electric Capital Corporation, as Agent for the benefit of itself and the lenders from time to time party to the Credit Agreement (referred to in Exhibit 2.14).

2.13 Loan Agreement, dated as of December 21, 2004, between Israel Discount Bank and Hi-Tex Founded by Tefron Ltd (incorporated by reference to
          Exhibit 2.12 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004).

2.14 Loan Agreement, dated as of December 31, 2004, between Bank Hapoalim and Hi-Tex Founded by Tefron Ltd (incorporated by reference to Exhibit
          2.13 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004).

2.15 Loan Agreement, dated as of December 25, 2004, between Israel Discount Bank and the Company (incorporated by reference to Exhibit 2.14 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004).

2.16 Loan Agreement, dated as of December 31, 2004, between Bank Hapoalim and the Company (incorporated by reference to Exhibit 2.15 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004).

2.17 The total amount of long-term debt securities of the Company authorized under any instrument, other than as exhibited hereto, does not exceed 10% of the total assets of the Company on a consolidated basis. The Company hereby agrees to furnish to the SEC, upon request, a copy of any instrument defining the rights of holders of long-term debt of the Company or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

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

4.9 Amendment No. 1 to Put Option Agreement, dated as of December 13, 2004, by and among AlbaHealth, LLC, Alba-Waldensian, Inc., Encompass Group, L.L.C. and General Electric Capital Corporation (incorporated by reference to Exhibit 4.9 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004).

4.10      Notice of Exercise under Put Option Agreement, dated December 22, 2005

4.11 Share Purchase Agreement dated February 17, 2004, by and between the Company and Norfet Limited Partnership, including related Registration Rights Agreement attached as a schedule (incorporated by reference to Exhibit 4.9 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003).

4.12 Amendment to Purchase Agreement, dated March 31, 2005, by and between the Company and Norfet Limited Partnership (incorporated by reference to Exhibit 4.11 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004).

4.13 Share Purchase Agreement, made as of March 3, 2004, by and between Tefron and Leber Partners, L.P, including related Registration Rights Agreement attached as a schedule (incorporated by reference to Exhibit
          4.10 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003).

4.14 Amendment to Agreement, dated March 31, 2005, by and between the Company and Leber Partners, L.P (incorporated by reference to Exhibit
          4.13 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004).

4.15 Private Equity Credit Agreement, dated as of March 9, 2004, by and between the Company and Brittany Capital Management Limited (incorporated by reference to Exhibit 4.11 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003).

4.16 Registration Rights Agreement, dated as of March 9, 2004, by and between the Company and Brittany Capital Management Limited (incorporated by reference to Exhibit 4.12 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003).

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

13.(a).1 Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14.(a).1 Consent of Kost, Forer Gabbay & Kasierer, a member of Ernst &Young Global.

14.(a).2  Consent of McGladrey & Pullen, LLP.

14.(a).3  Consent of Yoram Eden.

                        TEFRON LTD. AND ITS SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2005

                            U.S. DOLLARS IN THOUSANDS


                                      INDEX



                                                                     PAGE
                                                                  ----------

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM               F-2

CONSOLIDATED BALANCE SHEETS                                        F-3 - F-4

CONSOLIDATED STATEMENTS OF OPERATIONS                                 F-5

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY            F-6

CONSOLIDATED STATEMENTS OF CASH FLOWS                              F-7 - F-8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                         F-9 - F-35

REPORT OF INDEPENDENT AUDITORS FOR SUBSIDIARY OF
TEFRON, ALBA HEALTH LLC, FOR 2005 FINANCIAL STATEMENTS               F - 36

[ERNST & YOUNG LOGO]  [X] KOST FORER GABBAY & KASIERER  |X| Phone: 972-3-6232525
                          3 Aminadav St.                    Fax:   972-3-5622555
                          Tel-Aviv 67067, Israel

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                             TO THE SHAREHOLDERS OF

                                   TEFRON LTD.

     We have audited the accompanying consolidated balance sheets of Tefron Ltd. ("the Company") and its subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We did not audit the financial statements of Alba Health LLC ("Alba Health") a subsidiary, whose statements constitute 21.5% and 23.9% of total consolidated assets as of December 31, 2005 and 2004, respectively and whose revenues constitute 16.7%, 18.7% and 23.5% of total consolidated revenues for the years ended December 31, 2005, 2004 and 2003, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for Alba Health, is based solely on the reports of the other auditors.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States.



Tel-Aviv, Israel                                KOST FORER GABBAY & KASIERER
March 8, 2006                                 A Member of Ernst & Young Global

                                                TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                                           DECEMBER 31,
                                                                                      -----------------------
                                                                             NOTE       2004          2005
                                                                           --------   --------       --------
    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                                           $  3,558       $  8,201
  Trade receivables (net of allowances of $ 252 and $ 594 at December
    31, 2004 and 2005, respectively)                                                    21,402         30,501
  Other accounts receivable and prepaid expenses                              4          5,696          4,981
  Inventories                                                                 5         33,137         29,919
                                                                                      --------       --------

TOTAL current assets                                                                    63,793         73,602
                                                                                      --------       --------

DEFERRED TAXES                                                                           2,486              -
                                                                                      --------       --------

PROPERTY, PLANT AND EQUIPMENT, NET                                            6         93,931         86,928
                                                                                      --------       --------

GOODWILL                                                                      3         30,743         25,060
                                                                                      --------       --------

DEFERRED LOAN ISSUANCE COSTS                                                               578            290
                                                                                      --------       --------

TOTAL assets                                                                          $191,531       $185,880
                                                                                      ========       ========


The accompanying notes are an integral part of the consolidated financial statements.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


                                                                                             DECEMBER 31,
                                                                                      --------------------------
                                                                            NOTE        2004             2005
                                                                          --------    ---------        ---------
    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short-term bank credit                                                      7       $  21,355        $  17,713
  Current maturities of long-term debt:
    Loans from banks and others                                               9           9,039            7,623
    Capital leases                                                            9             206                -
  Trade payables                                                                         28,991           30,385
  Conditional obligation with respect to issuance of shares                  11b          3,454                -
  Other accounts payable and accrued expenses                                 8           9,189            9,104
                                                                                      ---------        ---------

TOTAL current liabilities                                                                72,234           64,825
                                                                                      ---------        ---------

LONG-TERM LIABILITIES:
  Loans from banks and others (net of current maturities)                     9          47,907           41,034
  Deferred taxes                                                             13           5,611            9,116
  Accrued severance pay, net                                                              2,744            2,061
                                                                                      ---------        ---------

TOTAL long-term liabilities                                                              56,262           52,211
                                                                                      ---------        ---------

LIENS, CONTINGENCIES AND COMMITMENTS                                         10

MINORITY INTEREST                                                                        16,291           14,159
                                                                                      ---------        ---------

SHAREHOLDERS' EQUITY:                                                        11
  Share capital -
    Ordinary shares of NIS 1 par value - Authorized: 49,995,500 shares; Issued: 18,014,247 and 19,010,376 shares at
      December 31, 2004 and 2005, respectively; Outstanding:
      17,016,847 and 18,012,976 shares at December 31, 2004 and 2005,
      respectively                                                                        6,582            6,810
    Deferred shares of NIS 1 par value - Authorized: 4,500 shares;
      Issued and outstanding: 4,500 and 0 shares at December 31, 2004
      and 2005, respectively                                                                  1                -
  Additional paid-in capital                                                             79,243           83,069
  Deferred stock-based compensation                                                        (486)            (198)
  Less - 997,400 Ordinary shares in treasury, at cost                                    (7,408)          (7,408)
  Cumulative other comprehensive gain                                                         -              307
  Accumulated deficit                                                                   (31,188)         (27,895)
                                                                                      ---------        ---------

TOTAL shareholders' equity                                                               46,744           54,685
                                                                                      ---------        ---------

TOTAL liabilities and shareholders' equity                                            $ 191,531        $ 185,880
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

                                                TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA


                                                                                       YEAR ENDED DECEMBER 31,
                                                                        ----------------------------------------------------
                                                              NOTE          2003                2004                2005
                                                              ---       ------------        ------------        ------------
Sales, net                                                              $    163,086        $    182,819        $    205,585
Cost of sales                                                 12a            139,422             159,937             166,217
                                                                        ------------        ------------        ------------

Gross profit                                                                  23,664              22,882              39,368
Selling, general and administrative expenses                                  20,323              22,387              19,837
Impairment and other expenses related to the put option
  exercise                                                     1d                  -                   -               6,073
                                                                        ------------        ------------        ------------

Operating income                                                               3,341                 495              13,458
Financial expenses, net                                       12b              5,628               5,212               4,371
Other income                                                  12c                228                   -                 409
                                                                        ------------        ------------        ------------

Income (loss) before taxes on income                                          (2,059)             (4,717)              9,496
Taxes on income (tax benefit)                                 13                (424)                203               7,818
Equity in losses of affiliated companies                                        (183)                  -                   -
Minority interest in losses (earnings) of a subsidiary                        (2,550)             (1,945)              1,615
Pre-acquisition earnings of subsidiary since April 1,
  2003 through May 5, 2003                                    1e                 (85)                  -                   -
                                                                        ------------        ------------        ------------

Net income (loss)                                                       $     (4,453)       $     (6,865)       $      3,293
                                                                        ============        ============        ============
Basic and diluted net earnings (losses) per share:

  Basic net earnings (losses) per share                                 $      (0.36)       $      (0.44)       $       0.19
                                                                        ============        ============        ============

  Diluted net earnings (losses) per share                               $      (0.36)       $      (0.44)       $       0.18
                                                                        ============        ============        ============
Weighted average number of shares used for computing
  basic earnings (losses) per share                                       12,412,166          15,603,904          17,719,275
                                                                        ============        ============        ============
Weighted average number of shares used for computing
  diluted earnings (losses) per share                                     12,412,166          15,603,904          18,542,618
                                                                        ============        ============        ============

The accompanying notes are an integral part of the consolidated financial statements.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                                                  CUMULATIVE
                                                                                ADDITIONAL      DEFERRED            OTHER
                                                ORDINARY        DEFERRED         PAID-IN       STOCK-BASED      COMPREHENSIVE
                                                 SHARES          SHARES          CAPITAL       COMPENSATION          GAIN
                                                --------        --------         --------        --------         ----------
Balance as of January 1, 2003                   $  5,575        $      1         $ 62,810       $       -         $        -

Net loss                                               -               -                -               -                  -
                                                --------        --------         --------        --------         ----------

Balance as of December 31, 2003                    5,575               1           62,810               -                  -

Issuance of shares (net of issuance
  expenses in the amount of $ 296)                 1,007               -           15,393               -                  -
Deferred stock-based compensation                      -               -            1,040          (1,040)                 -
Amortization of deferred stock-based
  compensation                                         -               -                -             554                  -
Net loss                                               -               -                -               -                  -
                                                --------        --------         --------        --------         ----------

Balance as of December 31, 2004                    6,582               1           79,243            (486)                 -

Settlement of the conditional obligation
  with respect to issuance of shares                 200               -            3,254               -                  -
Exercise of stock options                             28               -              428               -                  -
Cancellation of deferred shares                        -              (1)               1               -                  -
Deferred stock-based compensation                      -               -              143            (143)                 -
Amortization of deferred stock-based
  compensation                                         -               -                -             431                  -
Comprehensive income:
  Unrealized gain on hedging derivative                -               -                -               -                307
  Net income                                           -               -                -               -                  -
                                                --------        --------         --------        --------         ----------
Total comprehensive income

Balance as of December 31, 2005                 $  6,810        $      -         $ 83,069        $   (198)        $      307
                                                ========        ========         ========        ========         ==========


                                                                  TOTAL
                                               ACCUMULATED     COMPREHENSIVE       TREASURY
                                                 DEFICIT          INCOME            SHARES            TOTAL
                                                --------         ----------        --------         --------
Balance as of January 1, 2003                   $(19,870)                          $ (7,408)        $ 41,108

Net loss                                          (4,453)                                 -           (4,453)
                                                --------                           --------         --------

Balance as of December 31, 2003                  (24,323)                            (7,408)          36,655

Issuance of shares (net of issuance
  expenses in the amount of $ 296)                     -                                  -           16,400
Deferred stock-based compensation                      -                                  -                -
Amortization of deferred stock-based
  compensation                                         -                                  -              554
Net loss                                          (6,865)                                 -           (6,865)
                                                --------                           --------         --------

Balance as of December 31, 2004                  (31,188)                            (7,408)          46,744

Settlement of the conditional obligation
  with respect to issuance of shares                   -                                  -            3,454
Exercise of stock options                              -                                  -              456
Cancellation of deferred shares                        -                                  -                -
Deferred stock-based compensation                      -                                  -                -
Amortization of deferred stock-based
  compensation                                         -                                  -              431
Comprehensive income:
  Unrealized gain on hedging derivative                -         $      307               -              307
  Net income                                       3,293              3,293               -            3,293
                                                --------         ----------        --------         --------
Total comprehensive income                                       $    3,600
                                                                 ==========
Balance as of December 31, 2005                 $(27,895)                          $ (7,408)        $ 54,685
                                                ========                           ========         ========

The accompanying notes are an integral part of the consolidated financial statements.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                      YEAR ENDED DECEMBER 31,
                                                                            ------------------------------------------
                                                                              2003             2004             2005
                                                                            --------         --------         --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                                         $ (4,453)        $ (6,865)        $  3,293
  Adjustments to reconcile net income (loss) to net cash provided by operating activities:
    Depreciation, amortization and impairment of property, plant and
      equipment                                                                9,005           10,760           10,348
    Impairment of goodwill related to the put option exercise                      -                -            5,683
    Amortization of deferred stock compensation                                    -              554              431
    Loss related to conditional obligation                                         -              150                -
    Accrued severance pay, net                                                  (692)             380             (588)
    Deferred income taxes, net                                                  (621)            (853)           7,126
    Realization of pre-acquisition acquired operating losses                       -              489                -
    Equity in losses of affiliated companies                                     183                -                -
    Loss (gain) on disposal of property, plant and equipment, net               (199)              28             (409)
    Minority interest in earnings (losses) of a subsidiary                     2,550            1,945           (1,615)
    Pre-acquisition earnings of a subsidiary                                      85                -                -
    Decrease (increase) in trade receivables, net                             (3,006)           3,515           (9,099)
    Decrease (increase) in other accounts receivable and prepaid
      expenses                                                                  (469)              65              682
    Decrease (increase) in inventories                                        (4,482)          (1,461)           3,218
    Increase (decrease) in trade payables                                      3,911             (567)           1,394
    Increase (decrease) in other accounts payable and accrued
      expenses                                                                 1,064           (1,231)             347
                                                                            --------         --------         --------

Net cash provided by operating activities                                      2,876            6,909           20,811
                                                                            --------         --------         --------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property, plant and equipment                                   (3,948)          (8,950)          (5,255)
  Investment grants received                                                   1,868            1,156              452
  Investment in affiliated companies                                            (125)               -                -
  Proceeds from sale of property, plant and equipment                            499              422              475
  Proceeds from the Company's insurance policy for plant and
    machinery damage                                                               -                -              619
  Acquisition of Macro Clothing (b)                                              300             (106)            (261)
                                                                            --------         --------         --------

Net cash used in investing activities                                         (1,406)          (7,478)          (3,970)
                                                                            --------         --------         --------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Receipt of long-term bank loans                                              8,500                -                -
  Repayment of long-term bank loans and other loans                          (22,614)          (9,854)          (8,289)
  Payments under capital lease                                                (1,691)          (1,488)            (206)
  Short-term bank credit, net                                                 14,506           (9,276)          (3,642)
  Dividend paid to minority interest in subsidiary                            (1,166)            (706)            (517)
  Proceeds from issuance of shares and conditional obligation, net                 -           19,704                -
  Proceeds from exercise of stock options                                          -                -              456
                                                                            --------         --------         --------

Net cash used in financing activities                                         (2,465)          (1,620)         (12,198)
                                                                            --------         --------         --------

Increase (decrease) in cash and cash equivalents                                (995)          (2,189)           4,643
Cash and cash equivalents at the beginning of the year                         6,742            5,747            3,558
                                                                            --------         --------         --------

Cash and cash equivalents at the end of the year                            $  5,747         $  3,558         $  8,201
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

                                                TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                YEAR ENDED DECEMBER 31,
                                                                        ---------------------------------------
                                                                          2003           2004            2005
                                                                        -------         -------         -------
(a)  CASH PAID DURING THE YEAR FOR:

       Interest                                                         $ 3,538         $ 2,809         $ 4,321
                                                                        =======         =======         =======

       Income taxes, net of refunds received                            $    60         $   272         $   204
                                                                        =======         =======         =======

(b)  ACQUISITION OF MACRO CLOTHING:

       Working capital deficiency, net                                  $   692         $     -         $     -
       Property and equipment, net                                         (369)              -               -
       Goodwill                                                            (122)           (367)              -
       Accrued severance pay, net                                            99               -               -
                                                                        -------         -------         -------

                                                                            300            (367)              -
                                                                        -------         -------         -------

       Accrued payments                                                       -             261            (261)
                                                                        -------         -------         -------

                                                                        $   300         $  (106)        $  (261)
                                                                        =======         =======         =======

(c)  SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING
      ACTIVITY:

      Purchase of property, plant and equipment by credit, net
        of investment grants receivable                                 $(2,346)        $  (490)        $ 1,418
                                                                        =======         =======         =======

The accompanying notes are an integral part of the consolidated financial statements.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

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

     b.   During 2003, 2004 and 2005, 61.4%, 67.9% and 72.7%, respectively, were derived from the three largest customers all located in the United States. The Company's arrangements with its customers do not contain minimum purchase requirements and there can be no assurance that the principal customers will continue to purchase the Company's products in the same volumes or on the same terms as they have done in the past. A material decrease of purchases made by the major customers or a material adverse change in the terms of such purchases could have a material adverse effect on the Company's results of operations.

     c. In February 2005, a fire damaged the Company's sewing plant in Jordan. The fire resulted in loss of inventories and raw materials of $ 571, damages to plant and machinery at cost in the amount of $ 2,558 and additional costs due to business interruption of $ 591. On September 12, 2005, the Company reached a settlement with the insurance company, which covered substantially all the losses resulting from the fire, amounting to $ 3,720, less a $ 250 deductible. Following the settlement, the Company recorded during the year ended December 31, 2005, a capital gain of $ 378 with respect to the damaged machinery which was presented as other income and reimbursement for the loss of inventories and costs due to the business interruption, in the amount of $ 1,082, which was offset from the cost of sales.

     d.   Alba Health put option:

          The Company has a put option to sell its 48.35% ownership interest in Alba Health, one of its subsidiaries, to Alba Health. The Company may exercise this option until September 2007, and the price that would be paid to the Company will be calculated according to a formula which determines Alba Health's value based on Alba Health's actual EBITDA, cash and cash equivalents and total debt. During the period from July 1, 2005 to December 31, 2005, the Company was entitled to use in the formula a guaranteed EBITDA which is higher than Alba Health's actual EBITDA. Pursuant to an agreement with one of Alba Health's interest holders, the Company agreed to pay the holder an amount of $ 390 in order that it would also benefit from this guaranteed EBITDA.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 1:- GENERAL (CONT.)

          On December 22, 2005, the Company delivered a notice of exercise to AlbaHealth and the other parties to the put option agreement. Based on recent negotiations with the other parties, the net proceeds payable to the Company from the sale of the interest are expected to be approximately $ 11,900 in cash (net of taxes and payment of the $ 390 to one of Alba Health interest holders). As a result of the expected exercise of the put option and the annual impairment test of the goodwill related to Alba Health, the Company recorded an operating loss in the amount of $ 6,073 and additional taxes on income of $ 3,456 (including realization of deferred taxes in the amount of $ 2,456). This loss was offset by the minority interest in the impairment loss amounting to $ 2,937.

     e.   Acquisition of Macro Clothing Ltd. ("Macro"):

          In April 2003, the Company agreed to acquire 100% of the outstanding Ordinary shares of Macro from Macpell Industries Ltd. ("Macpell"). The closing date of the agreement was May 5, 2003. Macro manufactures, markets and sells swimsuits and beachwear. The purchase has diversified the Company's line of products. Pursuant to the terms of the agreement, the Company assumed certain guarantees to the bank granted by Macpell in favor of Macro in the aggregate amount of approximately $ 530 and Macpell paid the Company $ 300 to assume the aforementioned guarantees. As a result, the Company recorded goodwill in the amount of $ 122. In addition, Macpell assigned to the Company its rights to a loan granted to Macro in the amount of approximately $
          522. Under the terms of the acquisition agreement, contingent payments based on certain financial performance criteria amounting to $ 367 were recorded in 2004 out of which $ 106 were paid in 2004 and $ 261 in 2005. As a result, the Company recorded an additional consideration which increased the purchase price and was allocated to the goodwill. Since the realization of tax losses derived from pre-acquisition exceeded the total purchase price, including the total contingent consideration, the additional consideration and the initial goodwill allocated in 2003 were recorded as income tax expenses.

          The acquisition has been treated using the purchase method of accounting in accordance with SFAS No. 141, "Business Combination". The purchase price has been allocated to the assets acquired and to the assumed liabilities based on their estimated fair value at the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired has been recorded as goodwill.

          The operating results of Macro were consolidated for reasons of convenience effective April 1, 2003. The operating results for the period prior to the acquisition (from April 1, 2003 through May 5, 2003), amounting to an income of $ 85, were deducted from the Company's consolidated results of operations. Pro forma information was not provided due to immateriality.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

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

          Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement No. 52 of the Financial Accounting Standards Board ("FASB"), "Foreign Currency Translation". All transactions gains and losses from the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses as appropriate.

     c.   Principles of consolidation:

          The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

     d.   Cash equivalents:

          Cash equivalents are short-term highly liquid investments that are readily convertible to cash with maturities of three months or less from the date acquired.

     e.   Inventories:

          Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, discontinued products, and items with a market price that is lower than cost. Cost is determined as follows:

          Raw materials, accessories and packaging materials - using the "moving average cost" method.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          Work-in-progress and finished products - using the "moving average cost" method, based on standard costs which are adjusted to actual costs.

     f.   Property, plant and equipment, net:

          Property, plant and equipment are stated at cost, net of accumulated depreciation and investment grants. Investment grants are recorded at the time the Company is entitled to such grants. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

                                                                      %
                                                              ------------------

          Buildings                                                  2.5
          Machinery and equipment                                     7
          Installations and leasehold improvements                 5 - 10
          Motor vehicles                                             15
          Furniture and office equipment                           6 - 25

          Leasehold improvements are amortized over the term of the lease, including reasonably assured renewal options, or the useful lives of the assets, whichever is shorter. The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company recorded impairment losses of $ 771 and $ 0 for the years ended December 31, 2004 and 2005, respectively.

     g.   Goodwill:

          Goodwill is measured as the excess of the cost of an acquired company over the total of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. Goodwill is not amortized, but rather reviewed for impairment at least annually in accordance with the provisions of SFAS No. 142.

          SFAS No.142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. The Company performed annual impairment tests during 2003 and 2004 and no impairment losses were identified. However, the annual impairment test performed in 2005 resulted in an impairment of $ 5,683 to the goodwill related to Alba Health (see Note 1d).

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     h.   Severance pay:

          The Company's liability for severance pay in Israel is calculated pursuant to Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its Israeli employees, is fully provided by monthly deposits with insurance policies, pension and severance pay funds and by an accrual. The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these funds. Severance pay expenses amounted to $ 357, $ 1,035 and $ 308 for the years ended December 31, 2003, 2004 and 2005, respectively.

     i.   Revenue recognition:

          Revenues from sales are recognized in accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements" ("SAB No. 104"), when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable, no further obligation exists and collectibility is probable.

          The Company's subsidiary maintains a provision for rebates, in accordance with Statement of Financial Accounting Standard No. 48, "Revenue Recognition When a Right of Return Exists". The provision for rebates amounted to $ 550, $ 122 and $ 244 for the years ended December 31, 2003, 2004 and 2005, respectively.

     j.   Income taxes:

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

     k.   Stock-based compensation:

          The Company has elected to follow Accounting Principles Board Opinion No.25, "Accounting for Stock Issued to Employees" ("APB 25") and FASB Interpretation No.44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44") in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company's share options is higher than or equal to the market price of the underlying shares on the date of grant, no compensation expense is recognized.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          The following pro forma information presents the effect on the consolidated stock-based employee compensation expense consolidated net loss and loss per share as of the fair value based method provided under SFAS No. 123 had been applied to all outstanding awards in each reported period:

                                                                   YEAR ENDED DECEMBER 31,
                                                      -------------------------------------------------
                                                          2003                2004               2005
                                                      -----------         -----------         ---------
Net income (loss) as reported                         $    (4,453)        $    (6,865)        $   3,293
Add: Stock-based compensation expense included
  in the determination of net income (loss) as
  reported                                                      -                 554               431
Deduct: Stock-based compensation expense
  determined under fair value method for all
  awards                                                     (911)             (1,359)             (888)
                                                      -----------         -----------         ---------

Pro forma net income (loss)                           $    (5,364)        $    (7,670)        $   2,836
                                                      ===========         ===========         =========

Basic and diluted earnings (loss) per shares
  reported:
  Basic                                               $     (0.36)        $     (0.44)        $    0.19
                                                      ===========         ===========         =========
  Diluted                                             $     (0.36)        $     (0.44)        $    0.18
                                                      ===========         ===========         =========

Pro forma earnings (loss) per share:
  Basic                                               $     (0.43)        $     (0.49)        $    0.16
                                                      ===========         ===========         =========
  Diluted                                             $     (0.43)        $     (0.49)        $    0.15
                                                      ===========         ===========         =========



          The fair value for these options was estimated at the date of grant using a Black-Scholes option-valuation model with the following weighted-average assumptions:

                                2003       2004         2005
                              --------    -------     ---------

Risk-free interest rate         1.5%         2%         4.4%
Expected dividend yield           0%         0%           0%
Expected volatility            94.2%        36%          37%
Expected lives (years)            2          3          3.5

     l.   Fair value of financial instruments:

          The carrying amount reported in the balance sheet for cash and cash equivalents, trade receivables, short-term bank credit and trade payables approximates their fair values due to the short-term maturities of such instruments. Values of long-term loans approximate their fair values due to the variable interest rates on these loans.

          The fair values of capital lease obligations are estimated by discounting the future cash flows using current interest rates for leases of similar terms and maturities. The carrying amount of the capital lease obligations approximates their fair value since such obligations bear interest at a rate which approximates market rate.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     m.   Basic and diluted earnings (loss) per share:

          Basic earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during the year. Diluted earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during the year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with SFAS No. 128, "Earnings per Share".

     n.   Concentrations of credit risk:

          Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. Cash and cash equivalents are invested mainly in U.S. dollars with major banks in Israel. Accordingly, the Company's management believes that minimal credit risk exists with respect to cash and cash equivalents. Trade receivables are derived from sales to major customers located primarily in the U.S. The allowance for doubtful accounts comprises specific accounts the collectibility of which, based upon management's estimate, is doubtful. The doubtful account expenses for the years ended December 31, 2003, 2004 and 2005, were $ 27, $ 16 and $ 181, respectively.

     o.   Derivatives and hedging:

          The Company accounts for derivatives and hedging based on Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires the Company to recognize all derivatives on the balance sheet at fair value. If the derivatives meet the definition of a hedge and is so designated, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is recognized in earnings depending on the exposure being hedged. During 2003, 2004 and 2005 there were no gains or losses recognized in earnings for hedge ineffectiveness.

          In 2005, the Company entered into forward transactions in order to hedge the variability of anticipated expenses and balances denominated in new Israeli shekels ("NIS") due to changes of the U.S. dollar against the NIS. The net loss that resulted from these contracts and was recognized in earnings during 2005 was $ 145, respectively.

          As of December 31, 2005, unrealized gains on hedging derivative instruments amounted to $ 307. These unrealized gains are included in accumulated other comprehensive income.

          The Company's management believes that since the abovementioned activities were transacted with well-established institutions, the liabilities owed to the Company will be fulfilled.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     p.   Impact of recently issued accounting pronouncements:

          In November 2004, the FASB issued Statement of Financial Accounting Standard No. 151, "Inventory Costs, an Amendment of ARB No. 43, Chapter 4" ("SFAS No. 151"). SFAS No. 151 amends Accounting Research Bulletin ("ARB") No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS No.151 requires that the allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after September 15, 2005. As of December 31, 2005, the Company does not expect that the adoption of SFAS No. 151 will have a material effect on its financial position or results of operations.

          On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123 (revised 2004), "Share-Based Payment" ("Statement 123(R)"), which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("Statement 123"). Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123 permitted, but did not require, share-based payments to employees to be recognized based on their fair values while Statement 123(R) requires all share-based payments to employees to be recognized based on their fair values. Statement 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. Statement 123(R) permits public companies to adopt its requirements using one of two methods:

          1. A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

          2. A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          The Company plans to adopt Statement 123(R) using the "modified prospective" method. The new Standard will be effective for the Company in the first fiscal year beginning after December 15, 2005. On March 29, 2005, the SEC published Staff Accounting Bulletin ("SAB") No. 107, which provides the staff's views on a variety of matters relating to stock-based payments. SAB 107 requires stock-based compensation to be classified in the same expense line items as cash compensation. The Company will adopt Statement 123R and SAB 107 as of the financial statements of the first quarter of 2006.

          In May 2005, the FASB issued Statement of Financial Accounting Standard No. 154 ("FAS 154"), "Accounting Changes and Error Corrections" - a replacement of APB No. 20, "Accounting Changes" ("APB 20") and FAS No. 3, "Reporting Accounting Changes in Interim Financial Statement". FAS 154 provides guidance on accounting for and reporting of accounting changes and error corrections.

          APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. FAS 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. The amendments are not expected to have a material impact on the Company's consolidated financial statements.

     q.   Reclassification:

          Certain prior year amounts were reclassified to conform to current year financial statement presentation.

NOTE 3:- GOODWILL

          Goodwill attributed to operating segments for the years ended December 31, 2004 and 2005 is as follows:

                                                   MACRO          HEALTHCARE-
                                                  CLOTHING           USA             TOTAL
                                                  --------         --------         --------
Balance as of January 1, 2004                     $    122         $ 30,743         $ 30,865

Realization of pre-acquired operating loss            (122)               -             (122)
                                                  --------         --------         --------

Balance as of December 31, 2004                          -           30,743           30,743

Impairment (see Note 1d)                                 -           (5,683)          (5,683)
                                                  --------         --------         --------

Balance as of December 31, 2005                   $      -         $ 25,060         $ 25,060
                                                  ========         ========         ========

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 4:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

                                                            DECEMBER 31,
                                                          -----------------
                                                           2004      2005
                                                          -------   -------
Government authorities:
  VAT, customs and other levies recoverable               $ 1,509   $ 1,508
  Investment grant receivable                               1,400     1,130
  Income tax advances                                         175       224
Deferred income taxes (see Note 19)                           425       390
Advances to suppliers                                         491       374
Prepaid expenses                                              738       898
Other                                                         958       457
                                                          -------   -------

                                                          $ 5,696   $ 4,981
                                                          =======   =======

NOTE 5:- INVENTORIES

Raw materials, accessories and packaging materials        $11,469   $10,578
Work-in progress                                           11,807    11,166
Finished products                                           9,861     8,175
                                                          -------   -------

                                                          $33,137   $29,919
                                                          =======   =======

          In the years ended December 31, 2003, 2004 and 2005, the Company recorded inventory write-downs in the amount of $ 582, $ 969 and $ 660, respectively. These write-downs were recorded as cost of sales.


NOTE 6:- PROPERTY, PLANT AND EQUIPMENT, NET

          Composition of assets grouped by major classifications, are as follows:

                                                        DECEMBER 31,
                                                 ---------------------------
                                                   2004              2005
                                                 ---------         ---------
Cost:
  Buildings (2)                                  $   6,933         $   6,933
  Machinery and equipment                          178,546           180,979
  Installation and leasehold improvements            5,141             5,403
  Motor vehicles                                       611               452
  Furniture and office equipment                     1,723             2,030
  Investment grants                                (32,957)          (33,130)
                                                 ---------         ---------

                                                   159,997           162,667
                                                 ---------         ---------
Accumulated depreciation:
  Buildings                                            767               942
  Machinery and equipment                           79,694            88,425
  Installation and leasehold improvements            1,908             3,804
  Motor vehicles                                       488               386
  Furniture and office equipment                       441             1,255
  Investment grants                                (17,232)          (19,073)
                                                 ---------         ---------

                                                    66,066            75,739
                                                 ---------         ---------

Depreciated cost                                 $  93,931         $  86,928
                                                 =========         =========

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 6:- PROPERTY, PLANT AND EQUIPMENT, NET (CONT.)

     (1) Depreciation and amortization expenses for the years ended December 31, 2003, 2004 and 2005 were $ 8,592, $ 9,348 and $ 10,155, respectively.

     (2) During 2004, the Company had decided to dispose of five idle buildings of the seamless segment. The buildings were classified as held-for-sale and are presented in other accounts receivables, in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). Accordingly, these buildings were measured at the lower of their carrying amount or fair value less costs to sell. In respect of the above, the Company recorded a loss in the amount of $ 771, resulting from the adjustment of the carrying amount of the buildings to their fair value less costs to sell. In November 2004, two of the buildings were sold for proceeds of $ 160.

          As for liens, see Note 10.

NOTE 7:- SHORT-TERM BANK CREDIT

                                                          WEIGHTED AVERAGE
                                                            INTEREST RATE
                                                          ------------------
                                                             DECEMBER 31,            DECEMBER 31,
                                                          ------------------      -------------------
                                                           2004       2005         2004        2005
                                                          -------    -------      -------     -------
                                                                  %
                                                            --------------
Loans and bank credit in NIS                                6.7        6.5        $21,355     $17,713
                                                                                  =======     =======
As for collateral - see Note 10

NOTE 8:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Employees and payroll accruals                                                    $ 4,820     $ 3,377
Accrued expenses                                                                    2,492       4,077
Equipment suppliers                                                                 1,877         650
Short-term deferred taxes                                                               -       1,000
                                                                                  -------     -------

                                                                                  $ 9,189     $ 9,104
                                                                                  =======     =======

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 9:- LONG-TERM LOANS

     a.   Composition:

                                                        WEIGHTED AVERAGE
                                                         INTEREST RATE
                                                     -----------------------
                                                           DECEMBER 31,                  DECEMBER 31,
                                                     -----------------------        ----------------------
                                                       2004           2005           2004           2005
                                                     --------        -------        -------        -------
                                                                %
                                                     -----------------------        -------        -------
Loans in U.S. dollars:
  Banks (variable interest
    LIBOR plus 1.5%-4.5%)                            5.4-6.78        5.9-6.8        $56,830        $48,657
  Capital lease obligation                             7-9              -               206              -
  Other                                                7-9              -               116              -
                                                                                    -------        -------

                                                                                     57,152         48,657
                                                                                    -------        -------
Less - current maturities:
  Loans from banks and others                                                         9,039          7,623
  Capital lease obligation                                                              206              -
                                                                                    -------        -------

                                                                                      9,245          7,623
                                                                                    -------        -------

                                                                                    $47,907        $41,034
                                                                                    =======        =======

          b.   The loans as of December 31, 2005 mature as follows:

                     DECEMBER 31,
               ------------------------

               2006 (current maturities)        $ 7,623
               2007                              11,422
               2008                               5,922
               2009 and thereafter               23,690
                                                -------

                                                $48,657
                                                =======

          c. Upon the closing of the Share Purchase Agreement with the investor controlled by FIMI (see Note 11), the Company entered into new financing arrangements with its bank creditors. The new financing arrangements contain different financial covenants and ratios from those in the Company's previous bank loan agreements. As of December 31, 2005, the Company met those covenant criteria.

               During 2004, AlbaHealth failed to comply with certain financial covenants contained in its credit facility with the bank. However, the bank agreed to waive the covenant defaults that occurred during 2004 and to amend certain of the financial covenant provisions of the credit facility. During the second quarter of 2005, the subsidiary again failed to comply with a certain financial covenant in the credit facility. On October 1, 2005, the Company signed an amendment to the credit agreement under which the bank agreed again to waive the covenants defaults and provide the Company with more favorable credit facility terms.

          d.   As for collateral, see Note 10.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 10:- LIENS, CONTINGENCIES AND COMMITMENTS

     a. All bank debt is collateralized by a floating charge (a continuing charge on the Company's present and future assets but permitting the Company to dispose of such assets in the ordinary course of business) on all of the assets of the Company and its subsidiaries.

     b. In accordance with the provisions of the Law for the Encouragement of Capital Investments, 1959, the Company and its subsidiaries in Israel received grants from the State of Israel in respect of investments in their plants (see Note 13). The conditions in the letters of approval extending the grants from the State of Israel primarily include the requirements that the investments be made according to the approved plan and that at least 30% of the investments be financed by outstanding share capital. Non-fulfillment of these conditions would require the refund of the grants linked to the Consumer Price Index in Israel from the date of receipt plus interest. To guarantee fulfillment of the conditions for receipt of the grants, the Company and its subsidiaries have recorded floating charges on all of their assets in favor of the State of Israel.

     c. The facilities of the Company and most of its Israeli subsidiaries are located in buildings leased for various periods ending between 2006 and 2012. The Company has renewal options for additional periods.

          The significant leases are with a related party, a company controlled by the principal shareholders, ending between 2008 and 2024 (including renewal options) at an annual rental of $ 2,855. 50% of the basic rental payments is linked to Israel's CPI and 50% is linked to the U.S. cost of living index. The remaining lease payments are in, or linked to, the U.S. dollar.

          The aggregate minimum rental, commitments under non-cancelable leases, based on the above agreements as of December 31, 2005, is as follows:

          2006                                          $  2,988
          2007                                             2,666
          2008                                             2,383
          2009                                             2,351
          2010 and thereafter                              5,094
                                                        --------

                                                        $ 15,482
                                                        ========

          Rental expenses for 2003, 2004 and 2005, amounted to $ 3,121, $ 3,163 and $ 3,345, respectively.

     d.   Legal proceedings:

          There are no material pending legal proceedings.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 11:- SHAREHOLDERS' EQUITY

     a. On September 28, 2005, the Company's shares were also listed for trade on the Tel-Aviv Stock Exchange ("TASE").

     b. On April 22, 2004, the transactions pursuant to the Share Purchase Agreement with a partnership controlled by FIMI Opportunity Fund ("Fimi") and pursuant to the Share Purchase Agreement with Leber Partners, L.P., a limited partnership ("the Investor") were closed. Under the agreements, the Company issued 3.53 million and 1.07 million Ordinary shares of the Company to Fimi and the Investor, respectively, at a price per share of $ 4.25 and $ 4.65 ("the PPS"), respectively, for a total cash consideration of $ 15,000 and $ 5,000, respectively. The number of shares received may be adjusted, based on a certain formula set forth in the agreement which determines the adjusted price per share ("adjusted PPS").

          In the event that the adjusted PPS is not equal to the PPS, the Company, at its sole discretion, shall either (i) deliver Fimi and the Investor, a number of additional Ordinary shares that is equal to the difference between the number of purchased shares issued and the number of Ordinary shares that would have been issued to Fimi and the Investor at the closing date had the original PPS been equal to the adjusted PPS, or (ii) pay Fimi and the Investor, a cash amount equal to the difference between the price per share and the adjusted PPS per each share purchased.

          The agreements include two instruments: shares and a conditional obligation that is freestanding of the shares and can be settled in shares at the Company's discretion. Therefore the conditional obligation is a liability and not equity since the value of the payout is based on the performance condition and not based on the shares. As a result, the conditional obligation was measured at fair value on transaction date and on each balance sheet date. The difference between the initial values assigned to the liability component and the final payout was charged to the statement of operations.

          On March 31, 2005, the Company signed an amendment to the Share Purchase Agreement with its investors approved by the Company's Board of Director's on that date. Accordingly, on April 7, 2005, the Company issued 863,378 Ordinary shares with respect to the conditional obligation in the amount of $ 3,454 pursuant to a purchase price adjustment mechanism based on the Company's 2004 EBITDA.

     c.   Equity credit line:

          On March 9, 2004, the Company entered into a Private Equity Credit Agreement with funds advised by Southridge Capital Management LLC ("Southridge"). Under the agreement, the Company has an option to call funds from an equity credit line facility provided by Southridge of up to the lower of $ 15,000 or 19.9% of the Company's outstanding share capital over the next three years.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 11:- SHAREHOLDERS' EQUITY (CONT.)

          Under the financing facility, the Company will be entitled to issue shares to Southridge from time to time, at its own election, subject to certain minimum and maximum limitations, but in no event will Southridge be obligated to own more than 4.99% of the Company's Ordinary shares at any time. The price to be paid by Southridge will be at a discount of 6% on the market price of the Company's Ordinary shares (as calculated under the agreement) during a period prior to the issuance of the shares. Before drawing on the equity line, the Company must satisfy certain closing conditions, including the effectiveness of a registration statement to be filed by the Company, relating to the shares to be issued to Southridge. As of December 31, 2005, no funds were called.

     d.   Stock options:

          In September 1997, the Company's Board of Directors adopted a Share Option Plan in which 1,166,049 Ordinary shares were reserved for issuance to directors, officers and employees of the Company. At general meetings of shareholders in August 1999, July 2001 and March 2004, it was resolved to increase the number of shares reserved for issuance under the Share Option Plan by 600,000, 500,000 and 446,274 Ordinary shares, respectively. The options vest over a period of three to four years and expire after 10 years from the grant date or upon termination of employment.

          On April 22, 2004, upon the completion of the Purchase Agreement described in a. above, the Company granted the Company's CEO 650,000 options ("the Options"), which may be exercised to purchase up to 650,000 Ordinary shares of the Company, at an exercise price of $ 4.25 per share. The Options vest over four years commencing January 1, 2004 and expire 10 years from the date of the grant. The market price of the Company's shares on the date of grant was $ 5.85. Accordingly, the Company recorded compensation expenses of $ 554 and $ 303 in 2004 and 2005, respectively, using the acceleration method according to FIN 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans an interpretation of APB Opinions No. 15 and 25" ("FIN 28"). This expense was presented under general and administrative expenses.

          On August 9, 2005 the Company granted to one of its officers 40,000 options, at an exercise price of $ 5.8 per share, to be vested over four years. The market price of the Company's shares on the date of grant was $ 6.23.

          Except for these options, all other options are granted with an exercise price equal to the market value at the date of grant. The weighted average fair values of the options granted during 2003, 2004 and 2005 were $ 1.67, $ 2 and $ 2.2, respectively.

          As of December 31, 2005, 102,518 options were available for future grants under the aforementioned plan.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 11:- SHAREHOLDERS' EQUITY (CONT.)

          A summary of the Company's share option activity under the plan is as follows:

                                                             YEAR ENDED DECEMBER 31,
                            -----------------------------------------------------------------------------------------
                                        2003                          2004                             2005
                            -------------------------        ------------------------        ------------------------
                                               WEIGHTED                       WEIGHTED                       WEIGHTED
                                               AVERAGE                         AVERAGE                        AVERAGE
                             NUMBER            EXERCISE        NUMBER         EXERCISE        NUMBER          EXERCISE
                           OF OPTIONS           PRICE        OF OPTIONS         PRICE        OF OPTIONS         PRICE
                            ----------         ------        ----------         -----        ----------         -----
Options outstanding
   at beginning of
   year                      1,755,874         $ 3.14         1,817,323         $4.54         2,422,805         $4.48
Changes during the
   year:
   Granted                     160,284         $  3.5           730,000         $4.26           210,000         $6.34
   Forfeited or
     canceled                  (98,835)        $10.11          (124,518)        $4.23           (23,000)        $4.16
   Exercised                         -         $    -                 -         $   -          (132,751)        $3.72
                            ----------                       ----------                      ----------

Options outstanding
   at end of year            1,817,323         $ 4.54         2,422,805         $4.48         2,477,054         $4.70
                            ==========         ======        ==========         =====        ==========         =====

Options exercisable
   at the end of the
   year                      1,031,679         $ 5.53         1,422,551         $4.83         1,911,388         $4.70
                            ==========         ======        ==========         =====        ==========         =====


          The following table summarizes information about options outstanding and exercisable at December 31, 2005:

                       OPTIONS         WEIGHTED    OPTIONS       WEIGHTED        AVERAGE
                     OUTSTANDING       WEIGHTED    AVERAGE     EXERCISABLE       EXERCISE
  RANGE OF              AS OF          AVERAGE     REMAINING      AS OF           PRICE OF
  EXERCISE           DECEMBER 31,      EXERCISE   CONTRACTUAL    DECEMBER 31,     OPTIONS
    PRICE               2005            PRICE     LIFE (YEARS)     2005         EXERCISABLE
--------------        ---------        ------        ----        ---------        ------

  3.50-4.31           1,984,554        $ 3.76        6.85        1,628,888        $ 3.62
  5.82-5.85             150,000        $ 5.83        9.56                -        $ 5.83
     7.60                60,000        $ 7.63        9.83                -        $ 7.63
  8.13-9.50             223,500        $ 8.74        3.34          223,500        $ 8.74
    15.00                59,000        $15.00        4.46           59,000        $15.00
                      ---------                                  ---------

                      2,477,054                                  1,911,388
                      =========                                  =========

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 12:- SUPPLEMENTARY INFORMATION TO STATEMENTS OF OPERATIONS

                                                                      YEAR ENDED DECEMBER 31,
                                                           ---------------------------------------------
                                                             2003              2004              2005
                                                           ---------         ---------         ---------
a.  Cost of sales:

    Materials                                              $  64,322         $  80,650         $  86,138
    Salaries and related expenses                             39,878            39,536            32,317
    Subcontracting                                            10,673            12,027            15,178
    Other production costs                                    19,141            20,140            21,074
    Depreciation                                               8,048             8,704             9,183
    Decrease (increase) in work-in progress and
      finished products                                       (2,640)           (1,120)            2,327
                                                           ---------         ---------         ---------

                                                           $ 139,422         $ 159,937         $ 166,217
                                                           =========         =========         =========
b. Financial expenses:

   Interest on long-term loans                             $   3,319         $   2,657         $   3,265
   Interest on short-term loans                                1,042               977             1,202
   Interest on tax assessment                                      -                 -               300
   Exchange rate differences, net                                682               450            (1,057)
   Bank expenses and other, net                                  585               978               516
   Loss from forward exchange transactions                         -                 -               145
   Loss related to conditional obligation                          -               150                 -
                                                           ---------         ---------         ---------

                                                           $   5,628         $   5,212         $   4,371
                                                           =========         =========         =========
c.  Other income:

    Capital gain derived from recovery of loss from
      insurance company                                    $       -         $       -         $     378
    Other capital gains                                          228                 -                31
                                                           ---------         ---------         ---------

                                                           $     228         $       -         $     409
                                                           =========         =========         =========


NOTE 13:- TAXES ON INCOME

     a.   Reduction in corporate tax rate:

          On July 25, 2005, the Knesset (Israeli Parliament) passed the Law for the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among others, a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2006 - 31%, in 2007 - 29%, in 2008 - 27%, in 2009 - 26% and in 2010 and thereafter - 25%.

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

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 13:- TAXES ON INCOME

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

          Tax-exempt income attributable to the "Approved Enterprise" cannot be distributed to shareholders without subjecting the Company to taxes except upon complete liquidation of the Company. If such retained tax-exempt income is distributed in a manner other than upon the complete liquidation of the Company, it would be taxed at the reduced corporate tax rate applicable to such profits (between 10%-25%). The Company currently does not have profit that can be distributed as dividend under the Israeli Law.

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

          On April 1, 2005, an amendment to the Investment Law came into effect ("the Amendment") and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Privileged Enterprise, such as provisions generally requiring that at least 25% of the Privileged Enterprise's income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 13:- TAXES ON INCOME (CONT.)

          However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Israeli companies with Approved Enterprise status will generally not be subject to the provisions of the Amendment. As a result of the amendment, tax-exempt income generated under the provisions of the new law, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2005, the Company did not generate income subject to the provision of the new law.

     d.   Taxes on income included in the statements of operations:

                                               YEAR ENDED DECEMBER 31,
                                       ---------------------------------------
                                        2003            2004            2005
                                       -------         -------         -------

Current taxes                          $   197         $   692         $   457
Deferred taxes (1)                        (621)           (853)          7,152
Taxes in respect of prior years              -             364             209
                                       -------         -------         -------

                                       $  (424)        $   203         $ 7,818
                                       =======         =======         =======

Domestic                               $(1,582)        $  (476)        $ 4,190
Foreign                                  1,158             679           3,628
                                       -------         -------         -------

                                       $  (424)        $   203         $ 7,818
                                       =======         =======         =======

          (1) Including a deferred tax liability and realization of deferred tax asset recorded in 2005, in the amount of $ 3,456 as a result of the expected exercise of the Company's put option in AlbaHealth (see Note 1d).

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 13:- TAXES ON INCOME (CONT.)

     e.   Effective tax:

          Reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of operations is as follows:

                                                                          YEAR ENDED DECEMBER 31,
                                                               --------------------------------------------
                                                                 2003              2004              2005
                                                               --------          --------          --------
        Income (loss) before taxes, as reported in the
          consolidated statements of operations                $ (2,059)         $ (4,717)         $  9,496
                                                               ========          ========          ========

        Statutory tax rate                                           36%               35%               34%
                                                               ========          ========          ========

        Provision at the Israeli statutory tax rate            $   (741)         $ (1,651)         $  3,229
        Increase (decrease) in taxes resulting from
          "Approved Enterprise" benefits                            198               676            (1,297)
        Deferred taxes on losses and temporary
          differences for which valuation allowance was
          provided                                                  533               742                 -
        Expected realization of foreign subsidiary
          for which deferred taxes were not created                   -                 -             5,430
        Nondeductible expenses                                       40                88               181
        Change in tax rate used for computation of
          deferred taxes                                           (469)              (83)                -
        Taxes in respect of prior years                               -               366               209
        Other                                                        15                65                66
                                                               --------          --------          --------

        Actual tax expenses (benefit)                          $   (424)         $    203          $  7,818
                                                               ========          ========          ========

     f. Income (loss) before taxes on income is comprised
           as follows:
        Israel                                                 $ (2,049)         $ (5,681)         $ 14,410
        Foreign                                                     (10)              964            (4,914)
                                                               --------          --------          --------

        Total                                                  $ (2,059)         $ (4,717)         $  9,496
                                                               ========          ========          ========

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 13:- TAXES ON INCOME (CONT.)

     g.   Deferred taxes:

          Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:


                                                                DECEMBER 31,
                                                          -------------------------
                                                            2004             2005
                                                          --------         --------
Asset (liability) in respect of:
  Property, plant and equipment                           $(12,982)        $(12,898)
  Allowances and provisions                                  1,046              820
  Expected realization of foreign subsidiary                     -           (1,000)
  Net operating loss carryforward                           14,787            3,352
                                                          --------         --------

Net deferred tax assets before valuation allowance           2,851           (9,726)
Valuation allowance (1)                                     (5,551)               -
                                                          --------         --------

Net deferred tax liability                                $ (2,700)        $ (9,726)
                                                          ========         ========

Presented in balance sheet:
  Long-term liability                                     $ (5,611)        $ (9,116)
  Other liabilities                                              -           (1,000)
  Long-term assets                                           2,486                -
  Other receivables                                            425              390
                                                          --------         --------

Net deferred tax liability                                $ (2,700)        $ (9,726)
                                                          ========         ========

Domestic                                                  $ (5,141)        $ (8,726)
Foreign                                                      2,441           (1,000)
                                                          --------         --------

Net deferred tax                                          $ (2,700)        $ (9,726)
                                                          ========         ========


          (1) The net change in the total valuation allowance for the years ended December 31, 2003, 2004 and 2005 is $ 533, $ 1,949 and $
               5,551, respectively.

          (2) The deferred taxes are computed based on enacted tax rates expected to apply at the time of reversal (average rate of 22%).

     h. As of December 31, 2005 the Company and its Israeli subsidiaries had an aggregate tax loss carryforward of approximately $ 13,302. Carryforward tax losses in Israel may be carryforward indefinitely and may be offset against future taxable income.

          As of December 31, 2005, the Company's subsidiary in the U.S. had estimated aggregate available carryforward tax losses of approximately $ 22,200, to be offset against future taxable profits, which expire between 2020 and 2023, and which is expected to be offset against the gain for tax purposes from the expected exercise of the put option in AlbaHealth.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 13:- TAXES ON INCOME (CONT.)

     i.   Final tax assessments:

          The Company is currently in the process of tax assessment with Israel's Tax Authorities for the tax years 1997 to 2000.

NOTE 14:- ACCUMULATED OTHER COMPREHENSIVE INCOME

                                                 DECEMBER 31,
                                        ------------------------------
                                             2005            2004
                                        --------------  --------------

Unrealized gain from hedging instruments        $307        $   -
                                                ====        =====

NOTE 15:- EARNINGS (LOSS) PER SHARE

          The following table sets forth the computation of basic and diluted net earnings (loss) per share ("EPS"):

                                                                        YEAR ENDED DECEMBER 31,
                                                       -------------------------------------------------------
                                                            2003                  2004               2005
                                                       -------------         -------------         -----------
 Net income (loss)                                     $      (4,453)        $      (6,865)        $     3,293
                                                       =============         =============         ===========
 Weighted average Ordinary shares outstanding -
    Basic EPS                                             12,412,166            15,603,904          17,719,275

 Dilutive effect:
   Employee stock options and restricted shares                    -                     -             823,343
                                                       -------------         -------------         -----------
Weighted average Ordinary shares outstanding
   Diluted EPS                                            12,412,166            15,603,904          18,542,618
                                                       =============         =============         ===========

 Basic net earnings (loss) per share                   $       (0.36)        $       (0.44)        $      0.19
                                                       =============         =============         ===========

 Diluted net earnings (loss) per share                 $       (0.36)        $       (0.44)        $      0.18
                                                       =============         =============         ===========

          The total weighted average number of outstanding options and warrants excluded from the calculation of diluted earnings per share, since they would have an anti-dilutive effect, were 342,500 for the year ended December 31, 2005.

          In 2003 and 2004, all outstanding stock options were excluded from the calculation of the diluted net loss per Ordinary share because all such securities are anti-dilutive.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 16:- SEGMENT REPORTING

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

          - Intimate apparel, active wear and swim wear manufactured using the Cut and Sew Process, mainly performed in Israel and through the purchase of finished products in China and Cambodia.

          -    Health production, located in the U.S. (Healthcare).

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

NOTE 16:- SEGMENT REPORTING (CONT.)

     b.   Reportable segments:

                                                               YEAR ENDED DECEMBER 31, 2005
                                                ---------------------------------------------------------
                                                CUT & SEW                      HEALTHCARE
                                                - ISRAEL        SEAMLESS          USA          CONSOLIDATED
                                                --------        ---------        --------        --------

Sales to unaffiliated customers                 $ 61,454        $ 109,882        $ 34,249        $205,585
                                                ========        =========        ========        ========

Impairment and other expenses related to
  the put option exercise                       $      -        $       -        $  6,073        $  6,073
                                                ========        =========        ========        ========

Operating income (loss)                         $  2,877        $  12,771        $ (2,190)       $ 13,458
                                                ========        =========        ========
Financial expenses, net                                                                             4,371
Other income, net                                                                                     409
                                                                                                 --------

Income before taxes on income                                                                    $  9,496
                                                                                                 ========

Depreciation and amortization                   $  3,082        $   6,600        $    666        $ 10,348
                                                ========        =========        ========        ========

Identifiable and total assets at
  December 31, 2005                             $ 37,697        $  95,552        $ 39,189        $172,438
                                                ========        =========        ========
Corporate assets                                                                                   13,442
                                                                                                 --------

Total assets                                                                                     $185,880
                                                                                                 ========

                                                        YEAR ENDED DECEMBER 31, 2004
                                        -----------------------------------------------------------
                                        CUT & SEW                       HEALTHCARE
                                         - ISRAEL        SEAMLESS          USA          CONSOLIDATED
                                        ---------        --------        ---------        ---------
Sales to unaffiliated customers         $  65,272        $ 83,348        $  34,199        $ 182,819
                                        =========        ========        =========        =========

Operating income (loss)                 $   3,497        $ (8,217)       $   5,215        $     495
                                        =========        ========        =========
Financial expenses, net                                                                       5,212
                                                                                          ---------

Loss before taxes on income                                                               $  (4,717)
                                                                                          =========

Depreciation and amortization           $   2,824        $  7,478        $     458        $  10,760
                                        =========        ========        =========        =========

Identifiable and total assets at
  December 31, 2004                     $  36,990        $ 98,235        $  44,243        $ 179,468
                                        =========        ========        =========
Corporate assets                                                                             12,063
                                                                                          ---------

Total assets                                                                              $ 191,531
                                                                                          =========

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 16:- SEGMENT REPORTING (CONT.)


                                                       YEAR ENDED DECEMBER 31, 2003
                                        ----------------------------------------------------------
                                        CUT & SEW                      HEALTHCARE
                                        - ISRAEL         SEAMLESS         USA           CONSOLIDATED
                                        ---------        --------        --------        ---------
Sales to unaffiliated customers         $  53,413        $ 71,387        $ 38,286        $ 163,086
                                        =========        ========        ========        =========

Operating income (loss)                 $     704        $ (4,056)       $  6,693        $   3,341
                                        =========        ========        ========
Financial expenses, net                                                                      5,628
Other income, net                                                                              228
                                                                                         ---------

Loss before taxes on income                                                              $  (2,059)
                                                                                         =========

Depreciation and amortization           $   2,131        $  6,452        $    422        $   9,005
                                        =========        ========        ========        =========

Identifiable and total assets at
  December 31, 2003                     $  39,628        $101,202        $ 44,392        $ 185,222
                                        =========        ========        ========
Corporate assets                                                                            16,369
                                                                                         ---------

Total assets                                                                             $ 201,591
                                                                                         =========


c.   The Company's sales by geographic area are as follows:


                              YEAR ENDED DECEMBER 31,
                     ----------------------------------------
                       2003            2004            2005
                     --------        --------        --------

North America        $154,696        $168,914        $188,233
Europe                  4,350           8,044          11,074
Israel                  2,782           2,892           3,865
Other                   1,258           2,969           2,413
                     --------        --------        --------

                     $163,086        $182,819        $205,585
                     ========        ========        ========

     d.   Sales to major customers:

                      YEAR ENDED DECEMBER 31,
                   ----------------------------
                   2003        2004        2005
                   ----        ----        ----
                                %
                   ----------------------------

          A        38.2        38.5        33.7
          B         3.2         6.8        21.5
          C         9.1        13.4         9.0
          D        10.9         9.2         8.5
                   ----        ----        ----

                   61.4        67.9        72.7
                   ====        ====        ====

          As of December 31, 2004 and 2005, major customer's balances were $ 15,106 and $ 16,715, respectively.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 16:- SEGMENT REPORTING (CONT.)

     e.   The Company's long-lived assets by geographic area are as follows:

                           DECEMBER 31,
                     ------------------------
                       2004            2005
                     --------        --------

Israel               $ 79,296        $ 74,812
United States          45,378          37,176
                     --------        --------

                     $124,674        $111,988
                     ========        ========

     f.   Revenues are generated by the following products:

                                    YEAR ENDED DECEMBER 31,
                           ----------------------------------------
                             2003            2004            2005
                           --------        --------        --------

Intimate apparel           $108,998        $118,240        $101,625
Active wear                  12,071          20,105          51,961
Swimwear                      3,731          10,275          17,750
Healthcare products          38,286          34,199          34,249
                           --------        --------        --------

                           $163,086        $182,819        $205,585
                           ========        ========        ========


NOTE 17:- RELATED PARTIES

     Transactions with related parties (shareholders and companies controlled by shareholders):

                                                               YEAR ENDED DECEMBER 31,
                                                        ---------------------------------------
                                                          2003           2004            2005
                                                        -------         -------         -------
Sales to related parties (1)                            $ 1,155         $   796         $    24
                                                        =======         =======         =======

Cost of sales (2) (3)                                   $(2,667)        $(2,602)        $(2,832)
                                                        =======         =======         =======

Selling, general and administrative expenses (2)        $  (703)        $  (684)        $  (387)
                                                        =======         =======         =======


     (1) Related parties trade receivables in 2004 and 2005 were $ 372 and $ 83, respectively.

     (2) Related parties trade payables in 2004 and 2005 were $ 52 and $ 174, respectively.

     (3) Including primarily rental payments to a company controlled by shareholders.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 18:- SUBSEQUENT EVENTS (UNAUDITED)

     On December 27, 2005, Tefron published a prospectus in Israel in connection with a proposed underwritten offering to the public in Israel either of Ordinary Shares or of a combination of Ordinary shares and options excersiable into Ordinary shares. This follows the approval of the publication of the prospectus by the Israeli Securities Authority and by the Tel-Aviv Stock Exchange. The offering was made only by Tefron, and not by any selling shareholder. As a result of the offering completed on January 10, 2006, the Company raised a net amount of approximately $ 14,000 composed of a combination of 1,800,000 Ordinary shares and 600,000 options to purchase the Company's Ordinary shares at an exercise price of $ 9.49.

                            [McGladrey & Pullen Logo]


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors
AlbaHealth, LLC
Valdese, North Carolina

We have audited the accompanying balance sheets of AlbaHealth, LLC (the "Company") as of December 31, 2005 and 2004, and the related statements of operations, members' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AlbaHealth, LLC as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with United States generally accepted accounting principles.


/s/ McGladrey & Pullen, LLP

Charlotte, North Carolina
February 2, 2006

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


                                                         TEFRON LTD.

                                                         By: /S/ Yosef Shiran
                                                         --------------------
                                                         Yosef Shiran
                                                         Chief Executive Officer


                                                         By: /S/ Asaf Alperovitz
                                                         -----------------------
                                                         Asaf Alperovitz
                                                         Chief Financial Officer


March 30, 2006

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

2.6 Letter, dated March 31, 2004, from Bank Hapoalim to the Company regarding revised shareholders' equity requirements under the Credit Agreement (incorporated by reference to Exhibit 2.12 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31,
          2003).

2.7 Sixth Amendment to Credit Agreement, dated December 15, 2004, among Alba-Waldensian, Inc. and Bank Hapoalim, as Agent and Lender, together with Term B Notes (incorporated by reference to Exhibit 2.7 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004).

2.8 Credit Agreement, dated September 6, 2002, among AlbaHealth LLC, as borrower, the other borrower signatory thereto, the lenders signatory, thereto from time to time, and General Electric Capital Corporation, as Agent and a Lender. (incorporated by reference to Exhibit 2.8 to the Company's Annual Report form 20-F for the fiscal year ended December 31, 2002).

2.9 First Amendment and Waiver to Credit Agreement, dated March 31, 2005, among AlbaHealth LLC and General Electric Capital Corporation, as Agent and Lender (incorporated by reference to Exhibit 2.9 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004)..

2.10 Second Amendment and Waiver to Credit Agreement, dated as of October 1, 2005, among AlbaHealth LLC and General Electric Capital Corporation, as Agent and Lender.

2.11 Security Agreement, dated as of September 6, 2002, among the Grantor signatory thereto, from time to time, and General Electric Capital Corporation, as Agent for the benefit of itself and the lenders from time to time party to the Credit Agreement (referred to in Exhibit 2.14).

2.12 Borrower Stockholders Pledge Agreement, dated as of September 6, 2002, by and among the pledgors signatory thereto, from time to time, and General Electric Capital Corporation, as Agent for the benefit of itself and the lenders from time to time party to the Credit Agreement (referred to in Exhibit 2.14).

2.13 Loan Agreement, dated as of December 21, 2004, between Israel Discount Bank and Hi-Tex Founded by Tefron Ltd (incorporated by reference to
          Exhibit 2.12 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004).

2.14 Loan Agreement, dated as of December 31, 2004, between Bank Hapoalim and Hi-Tex Founded by Tefron Ltd (incorporated by reference to Exhibit
          2.13 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004).

2.15 Loan Agreement, dated as of December 25, 2004, between Israel Discount Bank and the Company (incorporated by reference to Exhibit 2.14 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004).

2.16 Loan Agreement, dated as of December 31, 2004, between Bank Hapoalim and the Company (incorporated by reference to Exhibit 2.15 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004).

2.17 The total amount of long-term debt securities of the Company authorized under any instrument, other than as exhibited hereto, does not exceed 10% of the total assets of the Company on a consolidated basis. The Company hereby agrees to furnish to the SEC, upon request, a copy of any instrument defining the rights of holders of long-term debt of the Company or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

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

4.9 Amendment No. 1 to Put Option Agreement, dated as of December 13, 2004, by and among AlbaHealth, LLC, Alba-Waldensian, Inc., Encompass Group, L.L.C. and General Electric Capital Corporation (incorporated by reference to Exhibit 4.9 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004).

4.10      Notice of Exercise under Put Option Agreement, dated December 22, 2005

4.11 Share Purchase Agreement dated February 17, 2004, by and between the Company and Norfet Limited Partnership, including related Registration Rights Agreement attached as a schedule (incorporated by reference to Exhibit 4.9 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003).

4.12 Amendment to Purchase Agreement, dated March 31, 2005, by and between the Company and Norfet Limited Partnership (incorporated by reference to Exhibit 4.11 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004).

4.13 Share Purchase Agreement, made as of March 3, 2004, by and between Tefron and Leber Partners, L.P, including related Registration Rights Agreement attached as a schedule (incorporated by reference to Exhibit
          4.10 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003).

4.14 Amendment to Agreement, dated March 31, 2005, by and between the Company and Leber Partners, L.P. (incorporated by reference to Exhibit
          4.13 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004).

4.15 Private Equity Credit Agreement, dated as of March 9, 2004, by and between the Company and Brittany Capital Management Limited (incorporated by reference to Exhibit 4.11 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003).

4.16 Registration Rights Agreement, dated as of March 9, 2004, by and between the Company and Brittany Capital Management Limited (incorporated by reference to Exhibit 4.12 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003).

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

14.(a).3  Consent of Yoram Eden.