Form 20-F
period 2006-12-31
TEFRON LTD
filed 2007-03-29
CIK 1044863

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 29, 2007

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

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

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

         INDUSTRIAL CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class                    Name of each exchange on which registered
-------------------                    -----------------------------------------
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

             20,750,168 ORDINARY SHARES, NIS 1.0 PAR VALUE PER SHARE

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

LARGE ACCELERATED FILER  [_]  ACCELERATED FILER  [X]  NON-ACCELERATED FILER  [_]

Indicate by check mark which financial statement item the registrant has elected to follow.

                           ITEM 17 [_]     ITEM 18 [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                               YES [_]     NO [X]

                                TABLE OF CONTENTS

                                                                            Page


PART I                                                                        3

   ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS            3
   ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE                          3
   ITEM 3.   KEY INFORMATION                                                  3
       A.    Selected Financial Data                                          3
       B.    Capitalization and Indebtedness                                  4
       C.    Reasons for the Offer and Use of Proceeds                        4
       D.    Risk Factors                                                     5
   ITEM 4.   INFORMATION ON THE COMPANY                                      16
       A.    History and Development of the Company                          16
       B.    Business Overview                                               17
       C.    Organizational Structure                                        26
       D.    Property, Plants and Equipment                                  26
   ITEM 4A   UNRESOLVED STAFF COMMENTS                                       28
   ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS                    29
   ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                      42
       A.    Directors and Senior Management                                 42
       B.    Compensation                                                    45
       C.    Board Practices                                                 47
       D.    Employees                                                       50
       E.    Share Ownership                                                 51
   ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS               54
       A.    Major Shareholders                                              54
       B.    Related Party Transactions                                      55
       C     Interests of Experts and Counsel                                58
   ITEM 8.   FINANCIAL INFORMATION                                           58
   ITEM 9.   THE OFFER AND LISTING                                           59
       A.    Offer and Listing Details                                       59
       B.    Plan of Distribution                                            60
       C.    Markets                                                         60
       D.    Selling Shareholders                                            60
       E.    Dilution                                                        60
       F.    Expenses of the Issue                                           60
   ITEM 10.  ADDITIONAL INFORMATION                                          61
       A.    Share Capital                                                   61
       B.    Memorandum and Articles of Association                          61
       C.    Material Contracts                                              63
       D.    Exchange Controls                                               73
       E.    Taxation                                                        73
       F.    Dividends and Payment Agents                                    78
       G.    Statements by Experts                                           78
       H.    Documents on Display                                            78
       I.    Subsidiary Information                                          78
   ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK      79
   ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES          80

PART II                                                                      81

   ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES                 81
   ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
             HOLDERS AND USE OF PROCEEDS                                     81
   ITEM 15T. CONTROLS AND PROCEDURES                                         81
   ITEM 16.  [RESERVED]                                                      82
   ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT                                82
   ITEM 16B. CODE OF ETHICS                                                  82
   ITEM 16C. ACCOUNTANTS' FEES AND SERVICES                                  82
   ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDI
             COMMITTEES                                                      83
   ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND
             AFFILIATED PURCHASERS                                           83

PART III                                                                     84

   ITEM 17.  FINANCIAL STATEMENTS                                            84
   ITEM 18.  FINANCIAL STATEMENTS                                            84
   ITEM 19.  EXHIBITS                                                        85

                                  INTRODUCTION

     As used in this Annual Report on Form 20-F, references to "we", "our", "us", "Tefron" or the "Company" are references to Tefron Ltd., a company organized under the laws of the State of Israel, and its wholly-owned subsidiaries, unless indicated otherwise.

     Our consolidated financial statements have been prepared in United States dollars and in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. See Note 2 of the Notes to our Consolidated Financial Statements. All references in this Annual Report to "U.S. dollars," "dollars" or "$" are to United States dollars and all references in this Annual Report to "NIS" or "shekels" are to New Israeli Shekels. Unless otherwise indicated, and when no date is specified, NIS amounts have been translated into U.S. dollars at NIS 4.225 to $1.00, the representative rate of exchange published by the Bank of Israel, the Israeli central bank, for December 31, 2006. The representative exchange rate between the NIS and the dollar as published by the Bank of Israel for March 15, 2007 was NIS 4.212 to $1.00.

     All references in this Annual Report to "Victoria's Secret" are both to the Victoria's Secret stores and Victoria's Secret Catalog owned and operated by Intimate Brands, Inc., a subsidiary of The Limited, Inc., and to Mast Industries Inc., a wholly-owned subsidiary of The Limited, which imports and distributes women's intimate apparel and related products on behalf of Victoria's Secret stores, Victoria's Secret Catalog and Cacique. All references in this Annual Report to "Warnaco/Calvin Klein" are to Warnaco Inc., the owner worldwide of the Calvin Klein trademarks, rights and business for women's intimate apparel and men's underwear. All references in this Annual Report to "Nike" are to Nike, Inc.

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

     o the potential adverse effect on our business resulting from our international operations, including increased custom duties and import quotas (e.g., in China, where we manufacture for our swimwear division);

     o the potential adverse effect on our future operating efficiency resulting from our expansion into new product lines with more complicated products and different raw materials;

     o the purchase of new equipment that may be necessary as a result of our expansion into new product lines;

     o dependence on our suppliers for our machinery and the maintenance of our machinery;

     o    the fluctuating costs of raw materials;

     o our dependence on subcontractors in connection with our manufacturing process;

     o our failure to generate sufficient cash from our operations to pay our debt;

     o    fluctuations in inflation and currency rates; and

     o political, economic and social risks associated with international business and relating to operations in Israel.

     In addition, you should note that our past financial and operational performance is not necessarily indicative of future financial and operational performance.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not Applicable.


ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not Applicable.

ITEM 3. KEY INFORMATION

3A.  SELECTED FINANCIAL DATA

     The following selected financial data as of December 31, 2005 and 2006 and for each of the three years ended December 31, 2004, 2005 and 2006 have been derived from, and should be read in conjunction with, our consolidated financial statements and notes thereto appearing elsewhere in this Annual Report. The selected financial data as of December 31, 2002, 2003, and 2004 and for each of the years ended December 31, 2002 and December 31, 2003 have been derived from our audited financial statements not included in this Annual Report.

     We sold our ownership interest in AlbaHealth in April 2006. Accordingly, the financial statements of AlbaHealth are accounted for as discontinued operations, and the financial results and information described below do not include the financial results of AlbaHealth. We ceased to consolidate the financial statements of AlbaHealth commencing April 27, 2006.

                                                 2002           2003           2004           2005           2006
                                              ----------     ----------     ----------     ----------     ----------
STATEMENT OF INCOME DATA:
Sales                                         $  177,986     $  124,800     $  148,620     $  171,336     $  188,104
Cost of sales                                    142,904        113,622        136,424        141,621        145,144
Restructuring costs                                1,550              -              -              -              -
                                              ----------     ----------     ----------     ----------     ----------

Gross profit                                      33,532         11,178         12,196         29,715         42,960
Selling, and marketing expenses                   10,601          9,285         11,309          8,984         11,573
General and administrative expenses                6,151          5,017          5,603          4,595          5,504
Restructuring costs                                3,793              -              -              -              -
                                              ----------     ----------     ----------     ----------     ----------

Operating income (loss)                           12,987         (3,124)        (4,716)        16,136         25,883
Financing expenses, net                            5,030          4,019          3,888          3,189          1,912
Loss on issuance of subsidiary's shares to
     third party                                   2,082              -              -              -              -
                                              ----------     ----------     ----------     ----------     ----------

Income (loss) before taxes on income               5,875         (7,143)        (8,604)        12,947         23,971
Taxes on income (tax benefit)                      4,979           (616)            83          4,297          5,711
Equity in losses (earnings) of affiliated
     companies                                     1,172           (183)             -              -              -
Pre-acquisition earnings of subsidiary
     since April 1, 2003 through May 5,
     2003                                              -            (85)             -              -              -
                                              ----------     ----------     ----------     ----------     ----------
Income (loss) before cumulative effect of
     change in accounting principle                 (276)        (6,795)        (8,687)         8,650         18,260
Cumulative effect of change in accounting
     principle                                    17,994              -              -              -              -
                                              ----------     ----------     ----------     ----------     ----------
Income (loss) from continuing operations         (18,270)        (6,795)        (8,687)         8,650         18,260
Income (loss) from discontinued
     operations, net of taxes (including
     impairment and other costs related to
     the exercise of the put option)                 772          2,342          1,822         (5,357)           120
                                              ----------     ----------     ----------     ----------     ----------
Net income (loss)                             $  (17,498)    $   (4,453)    $   (6,865)    $    3,293     $   18,380
Basic and diluted net earnings (losses)
     per share from continuing operations:
Basic net earnings (losses) per share              (1.47)         (0.55)         (0.56)          0.49           0.90
                                              ==========     ==========     ==========     ==========     ==========
Diluted net earnings (losses) per share            (1.47)       (0. 55)          (0.56)          0.47           0.88
                                              ----------     ----------     ----------     ----------     ----------
Basic and diluted net earnings (loss) per
     share from discontinued operations:
Basic net earnings (losses) per share               0.06           0.19           0.12          (0.30)          0.01
                                              ----------     ----------     ----------     ----------     ----------
Diluted net earnings (losses) per share             0.06           0.19           0.12          (0.29)          0.01
                                              ----------     ----------     ----------     ----------     ----------
Basic and diluted net earnings (loss) per
     share:`
Basic net earnings (losses) per share              (1.41)         (0.36)         (0.44)          0.19           0.91
                                              ----------     ----------     ----------     ----------     ----------
Diluted net earnings (losses) per share            (1.41)         (0.36)         (0.44)          0.18           0.89
                                              ----------     ----------     ----------     ----------     ----------
Weighted average number of shares used for
     computing basic earnings (losses) per
     share                                    12,409,929     12,412,166     15,603,904     17,719,275     20,210,722
                                              ----------     ----------     ----------     ----------     ----------
Weighted average number of shares used for
     computing diluted earnings (losses)
     per share                                12,409,929     12,412,166     15,603,904     18,542,618     20,754,566
                                              ==========     ==========     ==========     ==========     ==========

                                                       AT DECEMBER 31,
                              ----------------------------------------------------------------
                                 2002          2003         2004           2005        2006*
                              ---------     ---------     ---------     ---------    ---------
                                                       (in thousands)
Cash and cash equivalents     $   5,376     $   3,784     $   2,462     $   7,652    $   3,966

Working capital (deficit)        (6,600)      (14,944)       (8,524)        7,296       35,270

Total assets                    196,411       201,591       191,531       186,514      164,656

Total debt(1)                    81,122        84,224        66,507        56,621       25,270

Shareholders' equity             40,108        36,655        46,744        54,685       82,230

Share Capital                     5,575         5,575         6,582         6,810        7,411

Additional paid in capital       62,810        62,810        79,243        83,069      101,684

------------------
     (1) Bank debt consists of total bank debt, other loans received and capital lease obligations.

     * In 2006, dividends declared per share amounted to $0.4851. No dividends were declared in the years 2002 - 2005.

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

     Our sales to Victoria's Secret accounted for approximately 47.4% of our total sales in 2004, 40.3% of our total sales in 2005 and 38.6% of our total sales in 2006. Our sales to Nike accounted for approximately 8.3% of our total sales in 2004, 25.8% of our total sales in 2005 and 28.8% of our total sales in 2006. Our sales to Target, Banana Republic and The Gap, J.C. Penny and Calvin Klein accounted in the aggregate for approximately, 32.3% of our total sales in 2004, 22.4% of our total sales in 2005 and 18.6% of our total sales in 2006. We do not have long-term purchase contracts with our customers, and our sales arrangements with our customers do not have minimum purchase requirements. We cannot assure that Victoria's Secret, Nike, Target, Banana Republic and The Gap, J.C Penny, Calvin Klein or any other customer will continue to buy our products at all or in the same volumes or on the same terms as they have in the past. Their failure to do so may significantly reduce our sales. In addition, we cannot assure that we will be able to attract new customers. For comparison purposes, all data provided above excludes AlbaHealth, in which we sold our ownership in April 2006.

     A material decrease in the quantity of sales made to our principal customers, a material adverse change in the terms of such sales or a material adverse change in the financial conditions of our principal customers could significantly reduce our sales.

          OUR BUSINESS MAY BE MATERIALLY AFFECTED IF ANY OF OUR PRINCIPAL CUSTOMERS DEFAULTS ON ITS PAYMENT TO US.

     A significant part of our sales is made to a limited number of customers. Our two largest customers accounted for 67.4% of our sales in 2006, and our largest seven customers accounted for approximately 86.0% of our sales in 2006. We generally do not require and do not receive collateral from those customers. We maintain an allowance for doubtful debts based upon factors surrounding the credit risk of specific customers, historical trends and other information which our management believes adequately covers all anticipated losses in respect of trade receivables. There can be no assurance that this allowance will be adequate. In the event that any of our major clients defaults on its payment obligations to us, this could have a material adverse effect on our operating results.

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

          THE CLOTHING RETAIL INDUSTRY IS SUBJECT TO CHANGES IN FASHION PREFERENCES. IF WE OR OUR CUSTOMERS MISJUDGE A FASHION TREND OR THE PRICE AT WHICH CONSUMERS ARE WILLING TO PAY FOR OUR PRODUCTS, OUR REVENUES COULD BE ADVERSELY AFFECTED.

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

          OUR MARKETS ARE HIGHLY COMPETITIVE AND SOME OF OUR COMPETITORS HAVE NUMEROUS ADVANTAGES OVER US; WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY.

     We compete directly with a number of manufacturers of intimate apparel, active-wear and swimwear, many of which have a lower cost-base than Tefron, longer operating histories, larger customer bases, greater geographical proximity to customers and significantly greater financial and marketing resources than we do. Increased competition, direct or indirect, could reduce our revenues and profitability through pricing pressure, loss of market share and other factors. We cannot assure that we will be able to compete successfully against existing or new competitors, as the market for our products evolves and the level of competition increases. Moreover, our competitors, especially those from the Far East, have established relationships with our customers, which has caused an erosion of prices of some of the products of our Cut & Sew Division; current or future relationships between our existing and prospective competitors, especially from the Far East, with existing or potential customers, could materially affect our ability to compete. In addition, we cannot assure that our customers will not seek to manufacture our products through alternative sources, including directly with our subcontractors, and thereby eliminate the need to purchase our products. See "Item 4. Information on the Company - 4B. Business Overview - Competition."

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

          WE FACE SEVERAL RISKS, INCLUDING POLITICAL, ECONOMIC AND SOCIAL RISKS, ASSOCIATED WITH INTERNATIONAL BUSINESS.

     Approximately 90% of our sales in 2004 and in 2005 and 77% of our sales in 2006 were made to customers in North America, and approximately 18% of our sales during 2006 were made to customers in Europe. (These figures exclude AlbaHealth, in which we sold our ownership interest in April 2006.) We also had initial sales to Asia constituting approximately 2% of our sales in 2006. We intend to continue to expand our sales to customers in the United States, Europe and Asia. We also aim to sell our products to the Asian market, through the joint venture which we are in the process of establishing in China. In addition, a substantial majority of our raw materials are purchased outside of Israel. Furthermore, a substantial majority of our sewing operation is performed in Jordan, and products, equipment and machinery of ours are situated in Jordan for that purpose. Our international sales and purchases are affected by costs associated with shipping goods and risks inherent in doing business in international markets, including:

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

     In addition, we may enter into joint ventures with third parties or establish operations outside of Israel that will subject us to additional operating risks. These risks may include diversion of management time and resources and the loss of management control over such operations and may subject us to the laws of such jurisdiction. For instance, due to commercial disputes that arose between us and the other shareholder of our subsidiary that managed operations in Madagascar, we no longer have production activities in Madagascar. In the context of these commercial disputes, the court appointed a liquidator to sell the company and to use the proceeds to pay third party creditors. We do not currently expect to incur additional material costs in connection with the court procedure, although we cannot be certain.

     In addition to our production facilities in Israel, we currently have production facilities in Jordan, we have relationships with manufacturers in India, China and Cambodia and we are in the process of shifting additional sewing production out of Israel to benefit from lower labor costs.

     We have also contracted with a Chinese company and a Japanese company for the formation of a Chinese joint venture for the manufacture of seamless underwear to the Asian market. However, the process of establishment of the joint venture entity has not yet been concluded.

     Our ability to benefit from the lower labor costs will depend on the political, social and economic stability of these countries and in the Middle East, Asia and Africa in general. We cannot assure that the political, economic or social situation in these countries or in the Middle East, Asia and Africa in general will not have a material adverse effect on our operations, especially in light of the potential for hostilities in the Middle East. The success of the production facilities also will depend on the quality of the workmanship of laborers and our ability to maintain good relations with such laborers, in these countries. We cannot guarantee that our operations in China, Cambodia, Jordan or any newer locations outside of Israel will be cost-efficient or successful.

          OUR EXPANSION INTO NEW PRODUCT LINES WITH MORE COMPLICATED PRODUCTS AND DIFFERENT RAW MATERIALS REDUCED OUR OPERATING EFFICIENCY DURING 2003 AND 2004 AND WE MAY ALSO FACE OPERATING EFFICIENCY DIFFICULTIES IN THE FUTURE.

     In recent years, we have invested significant efforts to develop and expand new product lines, including active-wear products and swimwear, to diversify our product line and our client base. The manufacturing of new, more complicated products with different raw materials reduced our operating efficiency in 2003 and 2004. Although our operating efficiency improved in 2005 and 2006, our continued efforts to develop and expand new product lines may result in additional reductions in operating efficiency in the future.

          OUR EXPANSION INTO NEW PRODUCT LINES, IN PARTICULAR ACTIVE-WEAR BUSINESS PRODUCTS, INVOLVES THE MANUFACTURE OF NEW PRODUCTS, WHICH HAS AND MAY REQUIRE US TO PURCHASE ADDITIONAL MACHINERY ADAPTED TO MANUFACTURE SUCH PRODUCTS. THE ADDITIONAL CAPITAL EXPENDITURES INCURRED IN CONNECTION WITH THESE PURCHASES MAY REDUCE OUR FUTURE CASH FLOW.

     In recent years, we have invested significant efforts to develop and expand our new product lines, in particular active-wear products, to diversify our product line and our client base. Active-wear products that we manufacture are made in bigger sizes than intimate apparel, both because our active-wear products are intended for both men and women, and because our active-wear products involve the manufacture of more tops. As a result, we have purchased and may need to purchase additional knitting machines and other equipment adapted to manufacture new products. In addition, the manufacture of active-wear products at times requires equipment with new technologies. The additional capital expenditures that may be incurred in connection with these purchases may reduce our future cash flow.

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

     All of our knitting process with respect to our Seamless Division, which includes the major portion of our manufacture of our active-wear products, is performed in a complex of production facilities located in Segev, which is in northern Israel. These facilities also contain a significant portion of our machinery and equipment, including Santoni machines and adaptations and configurations that we have made to the machinery and equipment, as well as infrastructure that we have built tailored to our needs. We have no effective back-up for these operations and, in the event that we are unable to use the production facilities located in Segev, Israel as a result of damage or for any other reason, our ability to manufacture a major portion of our products and our relationships with customers could be significantly impaired and this would materially and adversely affect our results of operation. During the third quarter of 2006, our revenues were affected by the loss of production due to hostilities in the northern part of Israel, and there is the risk that further hostilities would also impact our production in the future, leading to a reduction in revenues.

          WE ARE SUBJECT TO FLUCTUATING COSTS OF RAW MATERIALS.

     We use cotton yarn, lycra, spandex, various polymeric yarn and elastic as primary materials for manufacturing our products. Our financial performance depends, to a substantial extent, on the cost and availability of these raw materials. The capacity, supply and demand for such raw materials are subject to cyclical and other market factors and may fluctuate significantly. As a result, our cost in securing raw materials is subject to substantial increases and decreases over which we have no control except by seeking to time our purchases of cotton and polymeric yarns, which are our principal raw materials, to take advantage of favorable market conditions. For example, in 2004 and 2005 the cost of synthetic fibers increased due to rising energy costs, and there may be a similar increase in the future. We cannot assure that we will be able to pass on to customers the increased costs associated with the procurement of raw materials. Moreover, there has in the past been, and there may in the future be, a time lag between the incurrence of such increased costs and the transfer of such increases to customers. To the extent that increases in the cost of raw materials cannot be passed on to customers or there is a delay in passing on the increased costs to customers, we are likely to experience an increase in the cost of raw materials which may materially reduce our margin of profitability.

          WE DEPEND ON SUBCONTRACTORS IN CONNECTION WITH OUR MANUFACTURING PROCESS, IN PARTICULAR THE SEWING, DYEING AND FINISHING PROCESS; WE MAY EXPERIENCE DELAYS OR ADDITIONAL COSTS SATISFYING OUR PRODUCTION REQUIREMENTS AND WE MAY BE PREVENTED FROM MEETING OUR CUSTOMERS' ORDERS DUE TO OUR RELIANCE ON THESE SUBCONTRACTORS.

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

          AN INCREASE IN THE MINIMUM WAGE IN ISRAEL AND IN JORDAN MAY ADVERSELY AFFECT OUR OPERATING RESULTS.

     Many of our employees earn the minimum wage payable under law. The current minimum monthly wage in Israel is approximately NIS 3,585 and in Jordan is approximately JD 110. It is currently expected that the minimum monthly wage in Israel will increase to approximately NIS 3,850 effective as of December 1, 2007. Such increase in the minimum wage will increase our labor costs, and unless we can obtain alternative labor in lower cost markets, this increase could adversely affect our operating results.

          WE REQUIRE A SIGNIFICANT AMOUNT OF CASH TO SATISFY OUR DEBT OBLIGATIONS. IF WE FAIL TO GENERATE SUFFICIENT CASH FLOW FROM OPERATIONS, WE MAY NEED TO RENEGOTIATE OR REFINANCE OUR DEBT, OBTAIN ADDITIONAL FINANCING, POSTPONE CAPITAL EXPENDITURES OR SELL ASSETS.

     We depend mainly on our cash generated by continuing operating activities to make payments on our debts. The cash generated by continuing operating activities was approximately $17.8 million and $27.3 million in 2005 and 2006, respectively. We cannot assure that we will generate sufficient cash flow from operations to make the scheduled payments on our debt. We have repayment obligations on our long-term debt of approximately $5.9 million in 2007, $5.9 in 2008 and the balance of $13.4 million from 2009 until 2012. Our ability to meet our debt obligations will depend on whether we can successfully implement our strategy, as well as on economic, financial, competitive and technical factors. Some of the factors are beyond our control, such as economic conditions in the markets where we operate or intend to operate, changes in our customers' demand for our products, and pressure from existing and new competitors.

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

          OUR BUSINESS MAY BE IMPACTED BY INFLATION AND U.S. DOLLAR, NIS AND EURO EXCHANGE RATE FLUCTUATIONS.

     Exchange rate fluctuations between the U.S. dollar and the NIS and between the Euro and the U.S. dollar, and inflation in Israel, may negatively affect our earnings. A substantial majority of our revenues and a substantial portion of our expenses are denominated in U.S. dollars and a portion of our revenues is denominated in Euros. However, a significant portion of the expenses associated with our Israeli operations, including personnel and facilities-related expenses, are incurred in NIS. Consequently, inflation in Israel will have the effect of increasing the dollar cost of our operations in Israel, unless it is offset on a timely basis by a devaluation of the NIS relative to the U.S. dollar. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation of the NIS against the U.S. dollar. In addition, we are exposed to the risk of appreciation of the NIS vis-a-vis the U.S. dollar. This appreciation would cause an increase in our NIS expenses as recorded in our U.S. dollar denominated financial reports even though the expenses denominated in NIS will remain unchanged. In addition, exchange rate fluctuations in currency exchange rates in countries other than Israel where we operate and do business may also negatively affect our earnings. See "Item 11. Quantitative and Qualitative Disclosures about Market Risk - Foreign Currency Risk."

          OUR DEBT OBLIGATIONS MAY HINDER OUR GROWTH AND PUT US AT A COMPETITIVE DISADVANTAGE.

     We have a considerable amount of bank debt mainly as a result of our acquisition of Alba Walsensian, Inc., or Alba, in December 1999 and the investments made in our Hi-Tex Division. As of December 31, 2006, we had approximately $25.3 million of long term loans outstanding (including current maturities of $5.9 million). Our substantial debt obligations could have important consequences. For example, they could:

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

     Because our loans bear interest at floating rates, an increase in interest rates could reduce our profitability. A ten percent change on our floating interest rate long-term loans outstanding at December 31, 2006, would have an annual impact of approximately $0.2 million on our interest cost. See "Item 5. Operating and Financial Review and Prospectus - Liquidity and Capital Resources" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk."

          DUE TO RESTRICTIONS IN OUR LOAN AGREEMENTS, WE MAY NOT BE ABLE TO OPERATE OUR BUSINESS AS WE DESIRE.

     Our loan agreements contain a number of conditions and limitations on the way in which we can operate our business, including limitations on our ability to raise debt, sell or acquire assets and pay dividends. Our loan agreements also contain various covenants which require that we maintain certain financial ratios related to shareholder's equity and operating results. These limitations and covenants may force us to pursue less than optimal business strategies or forgo business arrangements which could have been financially advantageous to us and our shareholders. See "Item 5. Operating and Financial Review and Prospects
- Liquidity and Capital Resources." Our failure to comply with the covenants and restrictions contained in our loan agreements could lead to a default under the terms of these agreements. For instance, during 2004 and the second quarter of 2005, our former subsidiary, AlbaHealth, failed to comply with certain financial covenants contained in its credit facility with GE Capital, including a minimum EBITDA requirement. In April 2006, we sold our ownership interest in AlbaHealth. See "Item 10. Additional Information - 10C. Material Contracts - Disposition of Interest in AlbaHealth."

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

     The Government of Israel has reduced the available amount of investment grants from up to 38% of eligible capital expenditures in 1996 to up to 24% of eligible capital expenditures (for projects not exceeding investments of 140 million shekels that are submitted in any year) and up to 20% of eligible capital expenditures (for projects exceeding investments of 140 million shekels that are submitted in any year) since 1997. There can be no assurance that the Israeli Government will not further reduce the availability of investment grants, and there can be no assurance that there will be any government budget for such grants. The termination or reduction of certain programs and tax benefits, particularly benefits available to us as a result of the "Approved Enterprise" status of some of our existing facilities in Israel, would increase the costs of acquiring machinery and equipment for our production facilities and increase our effective tax rate which, in the aggregate, could significantly reduce our profitability. In addition, income attributed to certain programs is tax exempt for a period of two years and is subject to a reduced corporate tax rate of 10% - 25% for an additional period of five to eight years, based on the percentage of foreign investment in the Company. We cannot assure that we will obtain approval for additional Approved Enterprises, or that the provisions of the Law for the Encouragement of Capital Investments, 1959, as amended, will not change or that the 25% foreign investment percentage will be reached for any subsequent year. See "Item 4. Information on the Company - 4B. Business Overview
- Israeli Investment Grants and Tax Incentives."

     We also benefit from exemptions from customs duties and import quotas due to our locations in Israel and Jordan (Qualified Industrial Zone), and the free trade agreements Israel maintains with the United States, Canada, the European Union, or EU, and the European Free Trade Association, or EFTA. If there is a change in such benefits or if any such agreements were terminated, our profitability may be reduced. Recently, there has been a worldwide trend to reduce quotas and customs in order to promote free trade. If other countries enter into similar free trade agreements and obtain similar benefits, the price of apparel products, including our products, may decline and our profitability may be reduced.

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

     o economic conditions in the geographical areas in which we operate or sell products; and

     o    operating efficiencies.

     When we establish a relationship with a new customer, initial sales to such customer are often in larger quantities of goods (to build its initial inventory) and we may be required to replenish such inventory from time to time afterwards. As a result, after a customer builds its initial inventory, our sales to such customer may decrease. We cannot assure that our sales to any of our customers will continue at the current rate. See "Item 5. Operating and Financial Review and Prospects."

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

     In order to maintain the listing of our Ordinary Shares on the NYSE and the TASE (where our Ordinary Shares began trading on September 28, 2005), we are required to meet specified maintenance standards. In addition, the NYSE has amended its continued listing criteria to require, among other things, either a minimum stockholders' equity of $75 million or a minimum market capitalization of $75 million. As of March 15, 2007, our market capitalization was $205.3 million, and as of December 31, 2006, we had shareholders' equity of $82.2 million.

     In the event we fail to meet any current or revised listing criteria of the NYSE and the TASE, our Ordinary Shares may be delisted from trading on the NYSE and/or the TASE, respectively. We cannot assure that we will meet all the listing criteria in the future. Delisting of our Ordinary Shares would result in limited availability of market price information and limited news coverage. In addition, delisting could diminish investors' interest in our Ordinary Shares as well as significantly reduce the liquidity and price of our Ordinary Shares. Delisting may also make it more difficult for us to issue additional securities or secure additional financing.

          WE MAY NOT BE ABLE TO PROTECT OUR INTELLECTUAL PROPERTY.

     Our success is substantially dependent upon the adaptations and configurations we make to the machinery and equipment that we purchase and upon the manufacturing technologies, methods and techniques that we have developed for our exclusive use. Only a part of the adaptations, configurations, technologies or techniques used in our manufacturing process is patented. Moreover, we purchase our machinery and equipment from third parties and we cannot assure that a competitor will not adapt, configure or otherwise utilize machinery or equipment in substantially the same manner as we do. In addition, our subcontractors have access to proprietary information, including regarding our manufacturing processes, and from time to time we also lend machinery and equipment to subcontractors, and there is a chance that subcontractors may breach their confidentiality undertakings toward us. Any replication of our manufacturing process by an existing or future competitor would significantly reduce our sales and profitability.

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

          WE FACE POTENTIAL CONFLICTS OF INTEREST CAUSED BY INVESTOR INFLUENCE.

     Our principal shareholders have a great deal of influence over the constitution of our Board of Directors and over matters submitted to a vote of the shareholders. As of March 15, 2007, Norfet, Limited Partnership had voting power over approximately 21.8% of the outstanding Ordinary Shares of Tefron (excluding 997,400 Ordinary Shares held by our wholly-owned subsidiary). In addition, as of March 15, 2007 and based on available public information, Meir Shamir, one of our directors, owned approximately 40.0% in Mivtach-Shamir, which at such date was an approximately 34.5-% holder in Norfet. As a result, the corporate actions of Tefron may be significantly influenced by Mr. Shamir. Furthermore, as of March 15, 2007, Ishay Davidi, the Chairman of our Board of Directors, served as CEO of FIMI 2001 Ltd., which controls the general partner of Norfet, one of the Norfet limited partners (which is managed by FIMI 2001 Ltd.) as well as the other Norfet limited partners by virtue of an irrevocable power of attorney. As a result, the corporate actions of Tefron may be significantly influenced by Mr. Davidi.

     As of March 15, 2007, Arie Wolfson, one of our directors, had direct voting power (through Arwol Holdings Ltd., an Israeli company wholly-owned by Mr. Wolfson) over approximately 4.7% of the outstanding Ordinary Shares of Tefron (excluding 997,400 Ordinary Shares held by our wholly owned subsidiary). Mr. Wolfson is also the Chairman and a significant shareholder of Macpell Industries Ltd., an Israeli company that owned approximately 13.5% of the outstanding Ordinary Shares of Tefron (excluding 997,400 Ordinary Shares held by our wholly-owned subsidiary) as of March 15, 2007. The controlling shareholders of Macpell have entered into a shareholders' agreement regarding corporate actions of Macpell, including the process by which Macpell votes its Ordinary Shares of Tefron to elect our Directors. As a result, the corporate actions of Tefron may be influenced significantly by Mr. Wolfson and by the other controlling shareholders of Macpell.

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

     We are party to consulting and management services agreements with each of
(i) Mr. Wolfson and a company controlled by him and (ii) Norfet, pursuant to which each of them agreed to provide consultancy and management services to Tefron. We also lease various properties from an affiliate of Macpell. See "Item
6. Directors, Senior Management and Employees - 6A. Directors and Senior Management," "Item 7. Major Shareholders and Related Party Transactions," and
Note 17 of the Notes to the Consolidated Financial Statements.

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

          A DETERIORATION IN ISRAEL'S RELATIONSHIP WITH NEIGHBORING COUNTRIES IN WHICH TEFRON HAS PRODUCTION FACILITIES COULD INTERRUPT TEFRON'S PRODUCTION AND HARM ITS FINANCIAL RESULTS.

     A significant portion of our manufacturing process is performed in Jordan. Our operations in Jordan depend largely on its relationship with the State of Israel. In the past, there have been hostilities between Israel and Jordan. In addition, since October 2000, there has been an increase in hostilities between Israel and the Palestinians. A deterioration in Israel's relations with Jordan could interrupt our manufacturing operations and would adversely affect our business.

          WE ARE SUBJECT TO VARIOUS RISKS RELATING TO OPERATIONS IN ISRAEL.

     We are incorporated under the laws of, and our main offices and manufacturing facilities are located in, the State of Israel. We are directly influenced by the political, economic and security conditions in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic concerns for Israel. Any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on our operations. The establishment in 2006 of a government in the Palestinian Authority by representatives of the Hamas militant group has created additional unrest and uncertainty in the region. Further, during the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group, which involved thousands of missile strikes and disrupted most day-to-day civilian activity in northern Israel. This conflict adversely affected our sales and increased our costs. We cannot assure that ongoing or revived hostilities or other factors related to Israel will not have a material adverse effect on us or our business.

     Generally, all male adult citizens and permanent residents of Israel under the age of 54, unless exempt, are obligated to perform up to 36 days of annual military reserve duty. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. Some of our officers and employees are currently obligated to perform annual reserve duty. No assessment can be made as to the full impact of such requirements on our workforce or business, and no prediction can be made as to the effect of any expansion or reduction of such military obligations on our business. See "Item
4. Information on the Company - 4B. Business Overview - Conditions in Israel." Perry, please have this reviewed by your office.

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

          YOU MAY NOT BE ABLE TO ENFORCE CIVIL LIABILITIES IN THE UNITED STATES AGAINST OUR OFFICERS AND OUR DIRECTORS.

     Most of our officers and all of our directors reside outside the United States. Service of process upon them may be difficult to effect within the United States. Furthermore, because the majority of our assets are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

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

                    Initial public offering of our Ordinary Shares on the NYSE.

         1998 Acquisition of a dyeing and finishing facility to achieve greater vertical integration of our business.

         1999 Acquisition of Alba, a manufacturer of seamless apparel and healthcare products.

         2001       Initial significant shifting of sewing production to Jordan.

         2001 Launch of a turn-around program, including significant cost reduction, downsizing and consolidation of operations.

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

         2004 Launch of a new business division, Sports Innovation Division, or SID, devoted to our growing US customer base in the performance active-wear market.

         2005 Listing of our Ordinary Shares for trading on the TASE (in addition to the listing on the NYSE).

         2006 Closing of a public offering of Ordinary Shares and option certificates on the TASE for aggregate net proceeds of $13.8 million. We subsequently received approximately $5.7 million from the exercise of the option certificates, primarily in 2007.

                    Disposition of our ownership interest in AlbaHealth.

         2006 Launch of a joint Center of Excellence with Nike, located at Nike's world headquarters in Beaverton, Oregon.

         2006 Signing of an agreement to form a joint venture in China with Langsha Knitting Co., Ltd, a Chinese company, and Itochu Corporation, a Japanese company, aimed at manufacturing seamless underwear for the Asian market.

          DISPOSITION OF INTEREST IN ALBAHEALTH LLC

     In April 2006, we sold our ownership interest in AlbaHealth for consideration of approximately $13 million, consisting of approximately $10 million paid in cash and $3 million pursuant to the terms of an unsecured subordinated promissory note, the principal amount of which is due August 31, 2009. The note bears annual interest at LIBOR plus 3%, and the payment of the note is subordinated in favor of AlbaHealth's senior bank lenders. See "Item 10. Additional Information - 10C. Material Contracts - Disposition of Interest in AlbaHealth."

CAPITAL EXPENDITURES

     Our capital expenditures for fixed assets (net of grants from the Government of the State of Israel) were $3.5 million, $4.5 million and $7.7 million for the years ended December 31, 2006, 2005 and 2004, respectively. The 2006 expenditures were primarily made in Israel to purchase new knitting machines, dyeing and finishing machines, sewing machines and other equipment. See Consolidated Statements of Cash Flows in the Consolidated Financial Statements.

     Our current capital expenditures include investments in equipment, machinery and leasehold improvements in our facilities in Israel and Jordan. See
Note 6 of the Notes to the Consolidated Financial Statements. We expect to incur capital expenses primarily to acquire new knitting machines, dyeing and finishing machines, and other equipment for our Hi-Tex Division and to shift more labor intensive manufacturing processes of our Hi-Tex division out of Israel to Jordan and other locations to take advantage of lower labor costs.

     As of the date of this Annual Report, we estimate that our capital expenditures for 2007 will be approximately $8.0 million. We expect to finance these investments primarily from cash generated from operations and from cash on hand. However, the actual amount of our capital expenditures will depend on a variety of factors, including general economic conditions, changes in demand for our products, increase in the sales growth of our new products, the risks and uncertainties involved in doing business in Jordan and our ability to generate sufficient cash from operations. See "Item 3. Key Information - 3D. Risk Factors."

4B.  BUSINESS OVERVIEW

OVERVIEW

     We manufacture intimate apparel, active-wear and swimwear sold throughout the world by such name-brand marketers as Victoria's Secret, Nike, Target, Warnaco/Calvin Klein, The Gap, Banana Republic, J.C. Penney, lululemon athletica, Puma, Patagonia, Reebok, Swimwear Anywhere, El Corte Englese and other well known American retailers and designer labels. Through the utilization of manufacturing technologies and techniques developed or refined by us, we are able to mass-produce quality garments featuring unique designs tailored to our customers' individual specifications. Our product line includes knitted briefs, bras, tank tops, boxers, leggings, crop, T-shirts, daywear, nightwear, bodysuits, swimwear, beach-wear, active-wear and accessories.

     We seek to apply our manufacturing technologies and techniques to meet the fashion and merchandising needs of our customers. With product innovation made possible by our manufacturing capabilities, we invest our marketing efforts to become a principal supplier to a more select customer base, representing some of the leaders in the intimate apparel and active-wear industries. As a result of this strategy, we successfully entered the United States market for quality, competitively priced intimate apparel, active-wear and swimwear.

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

     We believe that our collaboration with our customers in the design and development of our products strengthens our relationships with our customers and improves the quality of our products. We began our relationship with Victoria's Secret in 1991, with Banana Republic and The Gap in 1993, with Warnaco/Calvin Klein in 1994 and with Nike and J.C. Penny in 2000. In 2000, we also began our relationship with Target, which was an existing customer of Alba Waldensian, Inc., which name was changed to Tefron USA, Inc., or Tefron USA. These customers accounted for approximately 88.5% and 86.0% of our total sales in 2005 and in 2006, respectively. We enjoy several strategic advantages by reason of our location in Israel and Jordan. Israel is one of the few countries in the world that has free trade agreements with the United States, Canada, the EU, and the EFTA. These agreements permit us to sell our products in the United States, Canada and the member countries of the EU and the EFTA free of customs duties and import quotas. Due to our locations in Israel and in Jordan we benefit from exemptions from customs duties and import quotas. We also currently benefit from substantial investment grants and tax incentives provided by the Government of Israel and from the availability in Israel of both skilled engineers and unskilled workers. See "- Israeli Investment Grants and Tax Incentives" and "- Conditions in Israel -Trade Agreements."

PRODUCTS

     In close collaboration with our customers, we design and manufacture intimate apparel, active-wear and swimwear. Through our efficient capability, we produce garments made of cotton and synthetic fibers for large-volume marketers who, in recent years, have increased retail consumer interest for quality intimate apparel and active-wear at affordable prices. We believe that our advanced technology and manufacturing processes enable us to deliver intimate apparel and active-wear that is comfortable to wear, fits well, fashionable, made of high-quality fabric and difficult to imitate. Our product line includes knitted briefs, bras, tank tops, boxers, leggings, crop, T-shirts, daywear, nightwear, bodysuits, swimwear, beach-wear, active-wear and accessories.

     The principal markets for our products are the United States and Europe. For a breakdown of our sales by geographic area and operating segments, see Note 16c. of the Notes to the Consolidated Financial Statements.

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

     We manufacture products principally to fill firm orders and, therefore, maintain limited inventory of finished goods. Customers typically send projected product requirements to us between six and 12 months in advance of the delivery requirements and place firm orders between three and six months prior to the desired delivery date. This lead time allows us to coordinate raw material procurement with its usage and to adjust production levels in order to meet demand.

     We currently produce intimate apparel, active-wear and swimwear products in different style, color and yarn combinations. We manufacture cotton knit products using our advanced proprietary manufacturing techniques and also produce fine products from synthetic fibers, including micro-fibers, using our cut-and-sew manufacturing process and our highly automated Hi-Tex manufacturing process.

     A significant portion of the manufacturing process for our swimwear products is outsourced to subcontractors, mostly in China and Cambodia, but also in Israel, that manufacture the products based on our development, design and specifications. In many cases, these subcontractors manufacture the complete garment and deliver directly to our customers. Our quality assurance and quality control personnel work with our subcontractors to maximize product quality standards.

MANUFACTURING PROCESS

     We utilize vertically integrated production processes and automated production techniques. These processes involve the following steps:

     o PRODUCT DESIGN - Traditionally, manufacturers produce several samples of a garment from which apparel marketers can select. In contrast, our sophisticated technology enables us to collaborate with our customers earlier in the design process to develop customized garments. In addition, we work independently to develop new products, to increase sales to existing customers and to exploit market opportunities and increase penetration where we can establish a competitive advantage.

     o RAW MATERIAL DEVELOPMENT - After a design is developed, raw materials for the production of the product are purchased. Our raw materials include cotton yarns, blends of cotton and synthetic yarn (E.G., cotton-spandex, cotton-lycra and cotton-viscose), micro-fiber nylons and blends of micro-fiber nylon with lycra/spandex and elastic. We purchase our raw materials from several international and domestic Israeli suppliers and historically have not experienced any difficulty in obtaining raw materials to meet production requirements. Raw materials are generally purchased against actual orders, although we have a policy of maintaining a minimum level of those raw materials that are in repeated demand. From time to time, when market conditions are favorable, we have entered into contracts with various suppliers of basic yarns for delivery over a period of three to six months. The costs of our raw materials are subject to fluctuations. See "Item 3. Key Information - 3D. Risk Factors - We are subject to fluctuating costs of raw materials."

     o KNITTING (ONLY CUT & SEW) - The knitting needs of our Cut & Sew Division are provided by subcontractors in Israel that currently supply substantially all of our fabric needs in Israel. Our subcontractors utilize advanced and automated technology to knit tubular fabric, including bodysize fabrics. Bodysize fabrics, which are required for bodysize garments, enable maximum use of fabric and minimize waste during cutting. We operate 115 automatic knitting machines, which have capacity to produce approximately 300 tons of fabric per month (depending on the type of fabric). During 2006, we produced approximately 94 tons of fabric per month.

     o DYEING AND FINISHING - Our Cut & Sew Division's dyeing and finishing facility can satisfy a significant portion of its dyeing and finishing needs in-house. The remainder is outsourced to dyeing and finishing subcontractors in Israel. Almost all of the dyeing and finishing needs of our Hi-Tex Division are provided by a subcontractor in Israel. We have established testing procedures which examine all fabric upon return to us to ensure the color consistency, stability and durability of our dyed fabric.

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

     o SEWING (ONLY CUT & SEW) - Cut fabrics are sewn to complete the garment, including the addition of accessories such as elastic waist and leg bands as well as labels. Working with computerized equipment and robotics, our employees and subcontractors sew garments with far greater precision than if sewn entirely by hand. Our Cut & Sew Division operates a sewing facility in Jordan and also subcontracts sewing in Israel, China and Jordan.

     o TESTING AND QUALITY CONTROL - We place significant emphasis on quality control and use quality assurance teams at each stage of the manufacturing process.

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

     The Hi-Tex manufacturing process is currently being used to produce knit-to-size intimate apparel, active-wear and outerwear. We operate our Hi-Tex knitting process in our principal production facilities in Segev, Israel. We operate our Hi-Tex sewing process in one sewing facility in Israel and also subcontract sewing in Israel and in Jordan. See "Item 4. Information on the Company - 4D. Property, Plants and Equipment." At December 31, 2006, we had a total of 756 fully equipped Santoni Knitting machines at the Hi-Tex facilities in Israel. We also have 144 fully equipped Santoni Knitting machines at Tefron USA in Valdese, North Carolina, which are currently not operated, and we intend to transfer these machines to China as part of our contribution to the joint venture that we are constituting in China.

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

SALES AND MARKETING

     Our marketing strategy focuses on selling quality products to large U.S. marketers of intimate apparel, active-wear and swimwear. We market our products directly to major retailers, which sell them under their own labels and to several companies that market nationally advertised brands. We have sales offices which are located in Portland, Oregon, in New York, New York, in London, England and in Israel.

     We see the active-wear market as an added opportunity to promote our innovative production and design capabilities. Our office in Portland, Oregon, and the Center Of Excellence office located inside Nike's campus in Beaverton, Oregon, serve to advance our active-wear sales, to strengthen the communication with our active-wear customers, and to improve our services. In addition, we have dedicated a separate development and sales team in Israel for the active-wear customers.

INTELLECTUAL PROPERTY

     Only a part of the adaptations, configurations, technologies and techniques used in our manufacturing process is patented. See "Item 3. Key Information - 3D. Risk Factors - We may not be able to protect our intellectual property." However, we have obtained patents for certain aspects of our manufacturing process and for certain products, such as the "millennium bra," the "bonded bra" and the "ultrasonic bra," whose fabric is joined without sewing.

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

CUSTOMERS

     Our customers represent some of the leading marketers of intimate apparel, active-wear and swimwear in the world. More than 80% of our sales in 2006 were derived from the worldwide sale of our products to our four largest apparel customers, Victoria's Secret, Nike, Target, and Banana Republic and The Gap. In 2006, we strengthened our business relationships with our largest active-wear customer, Nike, and started working with a new customer, lululemon athletica, and maintained our business relationships with other active-wear customers, such as Patagonia and Reebok. In the swimwear area, we strengthened our business relationship with our largest swimwear customers, Swimwear Anywhere and Target, while we maintained our business relationships with other swimwear customers. We also further penetrated the European swimwear market by serving new European customers.

     The following table outlines the dollar amount and percentage of total sales to our customers:

CUSTOMER                         2004                 2005                 2006
                           ----------------     ----------------     -----------------
                                              (Dollars in millions)
Victoria's Secret (1)      $ 70.4      47.4%    $ 69.0      40.3%    $ 72.6      38.6%

Nike                       $ 12.4       8.3%    $ 44.1      25.8%    $ 54.2      28.8%

Target                     $ 24.9      16.7%    $ 18.5      10.8%    $ 18.9      10.0%
The Gap/Banana Republic    $ 11.5       7.7%    $  9.2       5.4%    $  7.9       4.2%

Others                     $ 29.4      19.9%    $ 30.5      17.7%    $ 34.5      18.4%

Total                      $148.6     100.0%    $171.3       100%    $188.1       100%

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

     We began our relationship with Target in 2000, which was an existing customer of Tefron USA. Currently, we supply them with underwear for men and women, bras, active-wear and swimwear products.

     We began our working relationship with Banana Republic and The Gap in 1993. Currently, we supply Banana Republic and The Gap with underwear and sleepwear.

     When we establish a relationship with a new customer in the normal course of business, our initial sales to that customer are typically in larger quantities of goods (to build the customer's initial inventory) and we may be required to replenish such inventory from time to time thereafter. After a customer builds its initial inventory, the rate of growth of our sales to the customer may decrease. The volume of products ordered by customers are subject to the cyclical variations in their business. See "Item 3. Key Information - 3D. Risk Factors - Our principal customers are in the clothing retail industry, which is subject to substantial cyclical variations. Our revenues will decline significantly if our principal customers do not continue to buy our products in large volumes due to an economic downturn."

     We depend on a small number of principal customers. Our principal customers are in the retail industry, which is subject to substantial cyclical variations. Our annual and quarterly results may vary which may cause our profits and/or the market price of our Ordinary Shares to decline. Consequently, there can be no assurance that sales to current customers will continue at the current rate.

BACKLOG

     Our backlog of orders during 2006 ranged from $49.4 million to $63.3 million, as compared to a range of $45.8 million to $64.2 million during 2005. This backlog is comprised of firm orders that represent the average production volume mainly for the subsequent three to six months. Backlog data and any comparison thereof as of different dates may not necessarily indicate future sales.

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

          LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959

     Certain of our production and development facilities have been granted Approved Enterprise status pursuant to the Law for the Encouragement of Capital Investments, 1959 (the "Investment Law") under the grant track. The Investment Law provides that a capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Trade of the State of Israel, known as the Investment Center, be designated an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific Approved Enterprise. To date, we have enjoyed Israeli government grants with respect to such programs for significant amounts of our capital expenditures. Such grants were available from 1997 to 2006 for an amount equal to 24% of the eligible annual capital expenditures for programs not exceeding investments of NIS140 million in any year, and for an amount equal to 20% of the eligible annual capital expenditures for projects exceeding investments of NIS140 million. Following the exhaustion of our net operating loss carry forwards in 1997, we began to benefit from certain tax incentives as a result of the Approved Enterprise status of certain of our facilities. Approved Enterprises related to investment programs from January 1997 onwards in designated areas, which include the location of our primary plants, are exempt from tax for the first two years of the Benefit Period commencing in the first year in which the taxable income is generated.

     The Company does not intend to distribute any amounts of its undistributed tax-exempt income derived from an "Approved Enterprise" as a dividend. The Company intends to reinvest its tax-exempt income and not to distribute such income as a dividend. No deferred income taxes have been provided on income attributable to the Company's Approved Enterprise programs as the undistributed tax exempt income is essentially permanent in duration.

          LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES), 1969

     Pursuant to the Law for the Encouragement of Industry (Taxes), 1969, a company qualifies as an "Industrial Company" if it is a resident of Israel and at least 90% of its gross income in any tax year (exclusive of income from certain defense loans, capital gains, interest and dividends) is derived from an "industrial enterprise" it owns. An "industrial enterprise" is defined as an enterprise whose major activity, in a given tax year, is industrial manufacturing.

     We believe that we currently qualify as an Industrial Company. Accordingly, we are entitled to certain tax benefits, including a deduction of 12.5% per annum on the purchase of patents or certain other intangible property rights (other than goodwill) used for the development or promotion of the industrial enterprise over a period of eight years beginning with the year in which such rights were first used.

     The tax laws and regulations dealing with the adjustment of taxable income for local inflation provide that an industrial enterprise is eligible for special rates of depreciation deductions. These rates vary in the case of plant and machinery according to the number of shifts in which the equipment is being operated and range from 20% to 40% on a straight-line basis, or 30% to 50% on a declining balance basis (instead of the regular rates which are applied on a straight-line basis).

     Moreover, industrial enterprises which are Approved Enterprises (see above) can choose between (a) the special rates referred to above and (b) accelerated regular rates of depreciation applied on a straight-line basis with respect to property and equipment, generally ranging from 200% (with respect to equipment) to 400% (with respect to buildings) of the ordinary depreciation rates during the first five years of service of these assets, provided that the depreciation on a building may not exceed 20% per annum. In no event may the total depreciation exceed 100% of the cost of the asset.

     In addition, Industrial Companies may (i) elect to file consolidated tax returns with additional related Israeli Industrial Companies and (ii) deduct expenses related to public offerings in equal amounts over a period of three-years.

     Eligibility for benefits under the Encouragement of Industry Law is not contingent upon the approval of any governmental authority. No assurance can be given that we will continue to qualify as an Industrial Company, or will avail ourselves of any benefits under this law in the future or that Industrial Companies will continue to enjoy such tax benefits in the future.

COMPETITION

     The intimate apparel, the active-wear and swimwear markets are highly competitive. Our products compete with products of other manufacturers in Israel, Europe, the United States, South and Central America and Asia. Competition in our markets is generally based on price, quality and customer service.

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

     In addition, we benefit from Israel's status as one of the few countries in the world that currently has free trade agreements with the United States, Canada, the EU and the EFTA which permit us to sell our products in the United States, Canada and the member countries of the EU and the EFTA free of customs duties and imports quotas. Finally, government incentives that reduce the cost of our equipment may not be available to us in other countries. We are also able to sell our products manufactured at our facilities in Jordan free from customs duties and import quotas to the United States and Europe under certain conditions.

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

     There is substantial uncertainty about how or whether any peace process will develop or what effect it may have upon us. The establishment in 2006 of a government in the Palestinian Authority by representatives of the Hamas militant group has created additional unrest and uncertainty in the region. Further, Israel was recently engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group, which involved thousands of missile strikes and disrupted most day-to-day civilian activity in northern Israel. Ongoing violence between Israel and its Arab neighbors and Palestinians may have a material adverse effect on our business, financial condition or results of operations.

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

     Israel is a party to Qualified Industrial Zones agreements - since 1998 with Jordan and the United States, and since December 2004, with Egypt and the United States. These agreements enable us to execute part of our manufacturing process in defined zones in Jordan or in Egypt, and enjoy exemption from U.S. custom duties and quotas once exported to the United States.

U.S. GOVERNMENT REGULATION

     Our manufacturing and other facilities in USA, Israel, Europe and Jordanare subject to various local regulations relating to the maintenance of safe working conditions and manufacturing practices. Management believes that it is currently in compliance in all material respects with all such regulations.

4C.  ORGANIZATIONAL STRUCTURE

     Our significant subsidiaries are the following wholly-owned subsidiaries:
(i) Hi-Tex Founded by Tefron Ltd., a company incorporated under the laws of Israel, (ii) Macro Clothing Ltd., a company formed under the laws of Israel,
(iii) Tefron USA, Inc., a company formed under the laws of Delaware, (iv) El-Masira Textile Company Ltd., a company incorporated under the laws of Jordan, and (v) Tefron UK Limited, a company incorporated under the laws of the United Kingdom.

4D.  PROPERTY, PLANTS AND EQUIPMENT

ISRAEL

     As of December 31, 2006, we maintained manufacturing and administrative facilities at the following sites in Israel and Jordan

                               APPROX.
                               SQUARE      NUMBER OF    LEASE
FACILITY IN ISRAEL             FOOTAGE     EMPLOYEES EXPIRATION (1)   FUNCTION
-------------------------      -------      -------      ----         ----------------------------
Petach Tikva                     2,500            6      2008         Management offices
Segev:Central Factory -
  Tefron (2)(3)                 83,000          195      2012         Development, Knitting
                                                                      packaging, storage and
                                                                      administrative functions

Segev: Central Factory -
  Hi-Tex 1(2)(3)               143,000          306      2011         Development, Knitting,
                                                                      sewing, packaging, storage
                                                                      and administrative functions
Segev: Central Factory -
  Hi-Tex 2(2)(3)               178,000          381      2012         Knitting, packaging and
                                                                      storage

Holon - Macro Center            12,000           73      2009         Design, development, Sewing
                                                                      and administrative functions

Yarka                           23,000          381      2012         Sewing and packaging

Netanya: Dyeing Factory         68,000           35      2009         Dyeing and finishing

Segev: Delivery Warehouse       45,000           16      2007         Warehouse for finished
                                                                      products
FACILITY IN JORDAN
Irbid (5)                      147,000          670      2008(4)      Sewing and packaging factory

(1)  Including any renewal options.

(2)  We lease this property from a subsidiary of Macpell.

(3) Not including an additional option for a 15 year lease exercisable every three years on 90 days' prior advance notice.

(4)  The agreement is renewable annually at our option.

(5)  Includes free land lease of 78,000 square feet.

     Our Hi-Tex 1, Hi-Tex 2 and Central Factory facilities in Segev, Israel, are leased from a subsidiary of Macpell. See "Item 7. Major Shareholders and Related Party Transactions - 7B. Related Party Transactions - Relationships and Transactions with Macpell - Lease Arrangement."

     For a description of our plans regarding our facilities, see Note 5 of the Notes to the Consolidated Financial Statements.

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

UNITED STATES AND EUROPE

     As of December 31, 2006, Tefron USA maintained manufacturing and administrative facilities at the following sites in the United States:

FACILITY IN UNITED STATES                    APPROX.       NUMBER OF
AND EUROPE                               SQUARE FOOTAGE    PERSONNEL   FUNCTION
------------------------                    -------          ----      --------------------------
Valdese, NC - Headquarter and Warehouse      157,000           17      Corporate headquarters and
                                                                       Warehouse (Consumer Products)
Valdese, NC                                   52,000            -      Partly subleased
New York City - Offices                        1,500            1      Sales Offices and Showroom
Portland, OR- Offices                          2,029            4      Sales Offices and Showroom
London, England - Offices                        350            2      Sales Offices

     All plants in Valdese, North Carolina are of brick and steel construction, and most areas have been air-conditioned. Since April 2005, we are leasing for a period of seven years 1,500 square feet at 150 West 30th Street New York, New York. The remainder of Tefron USA's physical properties are held in fee simple. Tefron USA's physical properties are subject to a lien pursuant to a credit agreement entered into in connection with the acquisition of Tefron USA. See "Item 10. Additional Information - 10C. Material Contracts - Credit Agreement." We believe our existing facilities in the United States are well-maintained, in good operating condition and provide adequate space for Tefron USA's current level of operations as well as for a significant increase in sales volume.

     We further believe that Tefron USA is in substantial compliance with present United States federal, state and local regulations regarding the discharge of materials into the environment. Capital expenditures required to be made in order to achieve such compliance have had no material adverse effect upon Tefron USA's earnings or the competitive position of Tefron USA. We believe that continued compliance will not require material expenditures.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

GENERAL

     OUR BUSINESS; DEVELOPMENTS

     We manufacture intimate apparel, active-wear and swimwear sold throughout the world by name-brand marketers as well as well known American retailers and designer labels. Our product line includes knitted briefs, bras, tank tops, boxers, leggings, crop, T-shirts, daywear, nightwear, bodysuits, swimwear, beach-wear, active-wear, and accessories.

     We have two divisions: Seamless (also called Hi-Tex) and Cut & Sew. Our Seamless Division, which manufactures intimate apparel and active-wear products, generated approximately 54.3% of our revenues during 2006. Our Cut & Sew Division, which manufactures intimate apparel, active-wear and swimwear products, generated approximately 45.7% of our revenues during 2006.

     Our Hi-Tex manufacturing process involves a vertically integrated production process, from the design of the product to the knitting, dyeing and sewing of the product. However, our Hi-Tex manufacturing process utilizes state-of-the-art technology that eliminates a significant number of stages of the manufacturing process while enabling our Hi-Tex Division to produce a substantially wider range of fabrics, styles and product lines at a consistently high level of comfort, quality and durability. The Hi-Tex manufacturing process was developed in-house through the adaptation and configuration of machinery and equipment purchased from third parties. Although developed for our exclusive use, most of these adaptations and configurations are not patented. The manufacturing for our Hi-Tex Division takes place mainly in Israel, where we operated approximately 756 fully equipped Santoni knitting machines as of December 31, 2006.

     Our Cut & Sew manufacturing process also involves a vertically integrated production process. We are involved in all steps in the process, from the design of the product to the knitting, dyeing, cutting and sewing of the product. The knitting, dyeing and cutting processes for our intimate apparel and active-wear products of our Cut & Sew Division take place in Israel and most of the sewing for these products takes place in Jordan. Our swimwear products are produced by subcontractors mainly in the Far East.

     2006 DEVELOPMENTS

     In 2006, we continued to benefit from our strategy, begun at the end of 2002, to transform from an intimate apparel company with one anchor customer to a more diversified active-wear, swimwear and intimate apparel company with a diversified customer base. Our expansion into active-wear and swimwear has provided us with an opportunity to increase our sales to a more diverse customer base, including Nike, Reebok, Puma, Target, Swimwear Anywhere and others. During 2006, our sales of active-wear and swimwear products accounted for approximately 46.4% of our overall sales, while sales of these products during 2005 accounted for approximately 40.7% of our overall sales. Despite our transformation to a more diversified company, in 2006, our largest active-wear customer and our largest intimate apparel customer together accounted for approximately 67.4% of our sales, and we have therefore continued our efforts to diversify our customer base. In the third quarter of 2006, we signed an agreement with lululemon athletica, a new active-wear customer and we have broadened our customer base in Europe for swimwear products.

     Our active-wear and swimwear product lines continued to grow during 2006, and our intimate apparel business maintained steady revenues during the year, in line with our expectations. The growth in our overall sales during 2006 was mainly due to the significant growth in sales of active-wear, and in particular sales to Nike for their Nike Pro and Nike + categories. Nevertheless, active-wear sales during 2006 were below our initial expectations for the year due to a shift in timing of products flows by Nike. Neverthless, we believe our relationship with Nike is strong, and it remains a central part of our strategy driving our long term growth in active-wear.

     While our transformation to a more diversified company initially reduced operating efficiency in our Seamless division as we manufactured new, more complicated active-wear and swimwear products with different raw materials, during 2006 we improved our operating efficiency. This improved efficiency contributed to our higher operating and net income during 2006. We intend to work to maintain these efficiency levels as we expand our product lines and manufacture other new, more complicated active-wear and swimwear products, although we cannot guarantee that we will be able to do so.

     The cost structure of our Cut & Sew manufacturing process for intimate apparel and active-wear products, which takes place principally in Israel and Jordan, continues to be higher than the cost structure of many of our competitors in the Far East, Egypt and Mexico. This competition, mainly for the sale of intimate apparel products, has caused an erosion of our prices. We are endeavoring to move additional portions of our Cut & Sew manufacturing process within the next few years from Israel to Jordan and other locations to benefit from the lower labor costs in those locations.

     Our Cut & Sew manufacturing process for swimwear products continues to take place principally in the Far East to keep costs low.

     In addition, the weakening of the U.S. dollar compared to the NIS in 2006 adversely affected our operating income in 2006.

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

     Substantially all of our revenues are derived from the sale of our products, primarily in the United States. We recognize revenues from the sale of our products upon delivery. Our payment terms vary based on customer and length of relationship. We do not have any long-term supply obligations.

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

     Our management believes the significant accounting policies which affect management's more significant estimates, judgments, and assumptions used in the preparation of the Company's consolidated financial statements and which are the most critical to aid in fully understanding and evaluating the Company's reported financial results include the following:

     o    Inventory valuation

     o    Property, plant and equipment

     o    Income taxes and valuation allowance

     INVENTORY VALUATION

     At each balance sheet date, we evaluate our inventory balance for excess quantities and obsolescence. We estimate the excess inventory of products and raw materials which are not designated for existing or projected orders as well as inventory that is not of saleable quality, estimate their market value and reduce their carrying value accordingly. Misjudgement in planning inventory levels or in the assessment of the market value of the excess raw materials and products may require us to record inventory mark downs that would be reflected in cost of sales in the period the revision is made.

     PROPERTY, PLANT AND EQUIPMENT

     Our property, plant and equipment are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of by way of sale are reported at the lower of the carrying amount and fair value less costs to sell.

     INCOME TAXES AND VALUATION ALLOWANCE

     The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standards No.109, "Accounting for Income Taxes," or SFAS No.109. This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     In addition, the calculation of our tax liabilities involves uncertainties in the application of complex tax regulations, particularly under the Investment Law. We estimate our tax liabilities under the various investment programs under the Israeli Investment Law based on a complex mix of factors, including our estimates of our future growth of revenues, the particular investment program under which revenue will be generated and the location where such revenues will be generated. We may need to record a charge for tax if our estimates are inaccurate or if we experience changes due to off-shoring certain of our production processes.

OPERATING RESULTS

     The following table sets forth our results of operations expressed as a percentage of total sales for the periods indicated:

                                                        YEAR ENDED DECEMBER 31,
                                                  2004           2005           2006
                                                 -----          -----          -----
Sales                                            100.0%           100%           100%
Cost of sales                                     91.8           82.7           77.2
                                                 -----          -----          -----
Gross profit                                       8.2           17.3           22.8
Selling, general and administrative
 expenses                                         11.4            7.9            9.0
                                                 -----          -----          -----
Operating income (loss)                           (3.2)           9.4           13.8
Financial expenses, net                            2.6            1.9            1.1
                                                 -----          -----          -----
Income (loss) before taxes on
income                                            (5.8)           7.5           12.7
Taxes on income                                    0.1            2.5            3.0
                                                 -----          -----          -----
Income (loss) from continuing operation           (5.9)           5.0            9.7
Income (loss) from discontinued operation          1.2           (3.1)           0.1
                                                 -----          -----          -----
Net income  (loss)                                (4.7)           1.9            9.8
                                                 =====          =====          =====

YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005

     SALES

     CONSOLIDATED. Sales for the year ended December 31, 2006 were $188.1 million, a 9.8% increase compared to sales of $171.3 million for the year ended December 31, 2005. Our sales of intimate apparel decreased 0.7% from $101.6 million in 2005 to $100.9 million in 2006, our sales of active-wear products increased 14.3% from $52.0 million in 2005 to $59.4 million in 2006 and our sales of swimwear increased 56.7% from $17.8 million in 2005 to $27.8 million in 2006. Below is a table that describes our 2005 and 2006 sales of intimate apparel, active-wear and swimwear products:

                                                                 SALES
                        ----------------------------------------------------------------------------------------
                                          2005                                            2006
                        ----------------------------------------        ----------------------------------------
                                                         (Dollars in thousands)
                        CUT & SEW       SEAMLESS         TOTAL          CUT & SEW        SEAMLESS        TOTAL
Intimate Apparel        $ 37,564        $ 64,061        $101,625        $ 53,148        $ 47,742        $100,890
Active-wear                6,140          45,821          51,961           4,995          54,411          59,406
Swimwear                  17,750              --          17,750          27,808              --          27,808
TOTAL                     61,454         109,882         171,336          85,951         102,153         188,104

          SEAMLESS. Sales for the year ended December 31, 2006 for this segment were $102.2 million, a 7.0% decrease compared to sales of $109.9 million for the year ended December 31, 2005. This decrease in sales was due to a decrease of 25.5% of our sales of intimate apparel products from $64.1 million in 2005 to $47.7 million in 2006 due to a decrease in sales to our major intimate apparel customer, which was partially offset by an increase of 18.7% in our sales of active-wear from $45.8 million in 2005 to $54.4 million in 2006 which was principally due to increase in our sales to Nike for their Nike Pro and Nike + categories.

          CUT & SEW. Sales for the year ended December 31, 2006 for this segment were $86.0 million, a 39.9% increase compared to sales of $61.5 million for the year ended December 31, 2005. This increase in sales was due to an increase of 41.5% in our sales of intimate apparel from $37.6 million in 2005 to $53.1 million in 2006 due to an increase in sales to our major intimate apparel customer and due to an increase of 56.7% in our sales of swimwear products from $17.8 million in 2005 to $27.8 million in 2006 due to increased sales to our two largest swimwear customers. The increase in sales of our intimate apparel and swimwear product lines was partly offset by a decrease of 18.6% in our sales of active-wear products from $6.1 million in 2005 to $5.0 million in 2006.

     COST OF SALES

     Cost of sales consists primarily of materials, various salaries and related expenses, subcontracting expenses and other overhead expenses related to our manufacturing operations. Cost of sales increased by 2.5% to $145.1 million in 2006 as compared to $141.6 million in 2005 due to an increase in our sales volume. As a percentage of sales, cost of sales decreased to 77.2% in 2006 as compared to 82.7% in 2005. This improvement in gross margin was primarily due to an increase in our sales volume, continued improved operating efficiencies and further transfer of our sewing capacity to Jordan with lower labor costs.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative expenses consist primarily of costs relating to salaries to employees engaged in sales, marketing, distribution, administration and management activities, freight and other administrative costs. Selling, general and administrative expenses increased by 25.8% to $17.1 million in 2006 as compared to $13.6 million in 2005. This increase was primarily due to the growth in our sales volume, the expansion of our selling activities related to our swimwear product line and an increase in our freight expenses mainly due to the increase in sales of our swimwear product line. A number of our swimwear customers required us to be responsible for delivering their products directly to their distribution warehouse, which increased our freight expenses. As a percentage of sales, selling, general and administrative expenses increased from 7.9% in 2005 to 9.0% in 2006.

     OPERATING INCOME

     CONSOLIDATED. Operating income for the year ended December 31, 2006 was $25.9 million (13.8% of sales), compared to operating income of $16.1 million (9.4% of sales) for the year ended December 31, 2005. This increase in operating income was due to the increase in gross profit, as discussed above.

          SEAMLESS. Operating income for the year ended December 31, 2006 for this segment was $16.4 million (16.0% of sales), compared to operating income of $13.3 million (12.1% of sales) for the year ended December 31, 2005. This improvement was due to an increased contribution of higher margin products, the improvement in our operating efficiencies and further transfer of sewing capacity to Jordan, as discussed above.

          CUT & SEW. Operating income for the year ended December 31, 2006 for this segment was $9.5 million (11.1% of sales), compared to operating income of $2.9 million (4.7% of sales) for the year ended December 31, 2005. The increase resulted mainly from the growth in sales volume and the improvement in our operating efficiencies.

     FINANCIAL EXPENSES, NET

     Financial expenses, net decreased to $1.9 million in 2006 as compared to $3.2 million in 2005. This decrease was mainly due to a significant reduction of our net bank debt over the course of the year primarily as a result of the sale of our interest in AlbaHealth, our public offering of securities on the Tel-Aviv Stock Exchange and cash provided by our operating activities. This decrease was partly offset by currently exchange losses resulting from the weakening of the U.S dollar as compared to the NIS.

     INCOME TAXES

     Tax expense for 2006 was $5.7 million as compared to tax expense of $4.3 million for 2005. The main reason for this increase was the increase in our pretax profit which was $24.0 million in 2006 compared to $12.9 million in the year 2005.

YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004

SALES

     CONSOLIDATED. Sales for the year ended December 31, 2005 were $171.3 million, a 15.3% increase compared to sales of $148.6 million for the year ended December 31, 2004. Our sales of intimate apparel decreased 14.1% from $118.2 million in 2004 to $101.6 million in 2005, our sales of active-wear products increased 158.4% from $20.1 million in 2004 to $52.0 million in 2005 and our sales of swimwear increased 72.7% from $10.3 million in 2004 to $17.8 million in 2005. Below is a table that describes our 2004 and 2005 sales of intimate apparel, active-wear and swimwear products:

                                                                 SALES
                        ----------------------------------------------------------------------------------------
                                          2004                                            2005
                        ----------------------------------------        ----------------------------------------
                                                         (Dollars in thousands)
                        CUT & SEW       SEAMLESS         TOTAL          CUT & SEW       SEAMLESS         TOTAL
Intimate Apparel        $ 47,351        $ 70,889        $118,240        $ 37,564        $ 64,061        $101,625
Active-wear                7,646          12,459          20,105           6,140          45,821          51,961
Swimwear                  10,275              --          10,275          17,750              --          17,750
TOTAL                     65,272          83,348         148,620          61,454         109,882         171,336

          SEAMLESS. Sales for the year ended December 31, 2005 for this segment were $109.9 million, a 31.8% increase compared to sales of $83.3 million for the year ended December 31, 2004. This increase in sales was mainly due to the growth in sales of our active-wear seamless products, and in particular in sales to Nike for their Nike Pro category.

          CUT & SEW. Sales for the year ended December 31, 2005 for this segment were $61.5 million, a 5.8% decrease compared to sales of $65.3 million for the year ended December 31, 2004. This decrease in sales was mainly due to a decrease of 20.7% of our sales of intimate apparel products from $47.4 million in 2004 to $37.6 million in 2005, which was partially offset by an increase of 72.7% in our sales of swimwear products from $10.3 million in 2004 to $17.8 million in 2005.

     COST OF SALES

     Cost of sales consists primarily of materials, various salaries and related expenses, subcontracting expenses and other overhead expenses related to our manufacturing operations. Cost of sales increased by 3.8% to $141.6 million in 2005 as compared to $136.4 million in 2004, primarily due to the increase in sales. As a percentage of sales, cost of sales decreased to 82.7% in 2005 as compared to 91.8% in 2004. This improvement in gross profit percentage was due to the increased contribution of higher margin products and the improved operating efficiencies in our Seamless and Cut & Sew segments. These efficiency measures included, among others, increased production and quality performance and further transfer of sewing capacity to Jordan.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative expenses consist primarily of costs relating to salaries to employees engaged in sales, marketing, distribution, administration and management activities, freight and other administrative costs. Selling, general and administrative expenses decreased by 19.7% to $13.6 million in 2005 as compared to $16.9 million in 2004. This decrease was primarily due to a reduction in air freight expenses due to improved deliveries to our customers and to a reduction of general and administrative payroll expenses. As a percentage of sales, selling, general and administrative expenses decreased from 11.4% in 2004 to 7.9% in 2005. This was primarily due to the increase in sales volume and the factors mentioned above.

     OPERATING INCOME

     CONSOLIDATED. Operating income for the year ended December 31, 2005 was $16.1 million (9.4% of sales), compared to operating loss of $4.7 million for the year ended December 31, 2004. This increase in operating income was due to the increase in gross profit and decrease in selling, general and administrative expenses as discussed above.

          SEAMLESS. Operating income for the year ended December 31, 2005 for this segment was $13.3 million (12.1% of sales), compared to operating loss of $8.2 million for the year ended December 31, 2004. This improvement was due to the increased contribution of higher margin products, increased production volume, improvement in production and quality performance, further transfer of sewing capacity to Jordan and a decrease in freight expenses.

          CUT & SEW. Operating income for the year ended December 31, 2005 for this segment was $2.9 million (4.7% of sales), compared to operating income of $3.5 million (5.4% of sales) for the year ended December 31, 2004. The decrease resulted primarily from a decrease in sales to a major intimate apparel customer due to strengthened price competition.

     FINANCIAL EXPENSES, NET

     Financial expenses decreased to $3.2 million in 2005 as compared to $3.9 million in 2004. This decrease was mainly due to the strengthening of the U.S dollar as compared to the NIS and the EUR. This decrease was partly offset by an increase in interest expenses on our loans and credit lines due to an increase in LIBOR rates.

     INCOME TAXES

     Tax expense for 2005 was $4.3 million, as compared to tax expense of $0.1 million for 2004. The main reason for this increase was the increase in pretax profit which was $12.9 million in 2005 compared to a pretax loss of $8.6 million in the year 2004.

LIQUIDITY AND CAPITAL RESOURCES

     2006 SOURCES AND USES OF CASH

     During 2006, we generated $27.3 million in cash from continuing operating activities compared to $17.8 million during 2005. In addition, we received:

     o net proceeds of $13.8 million from our offering of securities on the Tel-Aviv Stock Exchange during the first quarter,

     o proceeds of $1.0 million from the exercise of option certificates issued in such offering,

     o proceeds of $3.2 million from exercise of stock options by employees and directors,

     o proceeds of $9.9 million in cash from the sale of our interest in AlbaHealth, and

     o $1.2 million of Israeli governmental investment grants in respect of our investment in fixed assets.

     This cash flow was used to repay a net amount of $30.9 million in bank debt, pay dividends of $ 9.4 million, invest $4.4 million, net in property, plant and equipment, and together with other cash flow activities, increase our cash and cash equivalents, deposits and marketable securities balance by $12.4 million from $7.7 million at December 31, 2005 to $20.1 million at December 31, 2006.

     Cash provided by operating activities is net income (loss) adjusted for certain non-cash items and changes in assets and liabilities. For 2006, cash provided by continuing operating activities was $27.3 million, compared to $17.8 million in 2005, while our net income increased in 2006 to $18.4 million compared to net income of $3.3 million in 2005. During 2006, the majority of our increase in cash flow as compared to 2005 was mainly due to an increase in our net income (excluding the non cash expenses).

CONTRACTUAL AND OTHER COMMITMENTS

     We have various commitments primarily related to long-term debt. The following tables provide details regarding our contractual cash obligations and other commercial commitments subsequent to December 31, 2006:

CONTRACTUAL OBLIGATIONS(1) (2)         TOTAL         2007        2008       2009 -    2010 - 2012
                                       -----        -----       -----       -----       -----
Long-Term Bank Debt                    $25.3        $ 5.9       $ 5.9       $ 5.6       $ 7.9
Other Long-Term Obligations (3)           --           --          --          --
TOTAL CONTRACTUAL CASH
OBLIGATIONS                               --        $ 5.9       $ 5.9       $ 5.6       $ 7.9

OTHER COMMERCIAL COMMITMENTS        TOTAL AMOUNTS AVAILABLE            2006(4)
----------------------------        -----------------------            -------
Lines of Credit                         $21.1                           $0
Guarantees/Letters of Credit            $  11                           $9
TOTAL COMMERCIAL COMMITMENTS            $31.2                           $9

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

     (2) This table does not include payments of interest on our long-term bank debt, due to its variable nature. Interest on our long-term bank debt ranges from three-month LIBOR plus 1.2% to three-month LIBOR plus 1.5% As of March 15, 2007, the three-month LIBOR was 5.34%.

     (3) This table does not include deferred tax obligations, net, of $11.9 million and accrued severance pay, net, in the amount of $2.5 million. We do not know in what year these long-term obligations will be payable.

     (4) These credit lines facilities are revolving every year.

     LOAN FACILITIES

     At December 31, 2006, outstanding borrowings from banks, comprised of long term debt, totaled $25.3 million, including current maturities of $5.9 million. The bank loans bear interest at three months LIBOR plus 1.2% to 1.5% and are scheduled to mature during the next six years.

     Long-term loans include a term loan facility of our subsidiary, Tefron USA, with Bank Hapoalim B.M. and Israel Discount Bank of New York entered into in connection with the acquisition of Tefron USA, in the outstanding amount of $9.2 million and payable in 12 quarterly installments commencing March 15, 2007 through December 15, 2012.

     The term loan facility is secured by a floating lien on all the personal property of Tefron USA and its subsidiaries, pledges of all non-margin stock of Tefron USA owned by our U.S. subsidiary, Tefron U.S. Holdings Corp., and all subsidiary stock then owned by Tefron USA, and guaranties made by us, Hi-Tex Founded by Tefron Ltd. and by Tefron U.S. Holdings Corp.

     The bank loan agreements contain various covenants which require, among other things, that we maintain certain financial ratios related to shareholders' equity and operating results. In addition, the terms prohibit us and Tefron USA from incurring certain additional indebtedness, limit certain investments, advances or loans and restrict substantial asset sales, cash dividends and other payments to shareholders of us and of Tefron USA. These covenants and restrictions could hinder us in operations and growth. As of December 31, 2006, the Company was in compliance with these covenants.

     EQUITY FINANCINGS

     On April 22, 2004, we issued to Norfet, Limited Partnership, or Norfet, controlled by FIMI Opportunity Fund and certain other co-investors, approximately 3.53 million Ordinary Shares at a base price of $4.25 per share and to a group of investors represented by Mr. Zvi Limon, or Leber, approximately 1.07 million of our Ordinary Shares at a base price of $4.65 per share. See "Item 10. Additional Information - C. Material Agreements - FIMI Agreements." We applied most of the aggregate amount of $19.7 million from these investments to repay short-term debt. On April 5, 2005, we issued, with no further consideration, additional shares to Norfet and Leber according to share purchase price adjustment mechanisms included in the investments agreements with these investors. Also, on March 9, 2004, we announced that we had entered into an equity line credit facility with Brittany Capital Management Ltd., or Brittany, an entity advised by Southridge Capital Management LLC. Under the agreement, we have an option to call funds of up to the lesser of $15 million or 2,470,021 Ordinary Shares (equal to 19.9% of our outstanding share capital on the day we signed the agreement) over a three-year period expiring at the end of October 2007. Under the financing facility, we will be entitled to issue shares to Brittany from time to time, at our own election, subject to certain minimum and maximum limitations, but in no event will Brittany be obligated to own more than 4.99% of our Ordinary Shares at any one time. The price to be paid by Brittany will be at a discount of 6% to the market price of our Ordinary Shares (as calculated under the agreement) during a period prior to the issuance of the shares. Before drawing on the equity line, we must satisfy certain closing conditions, including the effectiveness of a registration statement that we must file relating to the shares to be issued to Brittany. See "Item 10. Additional Information - C. Material Agreements - Equity Line Credit Facility."

     On January 10, 2006, we completed a public auction of our Ordinary Shares and Option Certificates (Series 1) in Israel. A total of 100,000 units, consisting of 18 Ordinary Shares and six Option Certificates each, were issued in the offering at a price of NIS 701.64 (approximately $151.48) per unit. Each Option Certificate was exercisable into one Share until January 9, 2007 at an exercise price of $9.49 per Ordinary Share denominated in NIS (subject to adjustment for dividend distributions). Of the total number of Option Certificates issued, 572,748 were exercised and 27,252 expired. Our total net proceeds from the offering were approximately $13.8 million for shares plus approximately $5.7 million generated from the exercise of the Option Certificates. The Ordinary Shares and the shares issued upon the exercise of the Option Certificates are listed for trading on the Tel Aviv Stock Exchange.

     OUTLOOK

     We currently believe that our cash flow from ongoing operations and our available bank credit will be sufficient to finance all of our ongoing costs and our planed investment in our business through 2007. We are looking to further expand our relationship with Nike and lululemon athletica and continue to increase our sales of swimwear products. We intend to broaden our scope of products while entering into new categories and increase the visibility of our Engineered For Performance EFP(TM) technology. However, we may not generate sufficient cash from operations to finance our ongoing costs and service our debt. See "Item 3. Key Information - 3D. Risk Factors," and in particular "- We depend on a small number of principal customers who have in the past bought our products in large volumes," "Our principal customers are in the retail industry, which is subject to substantial cyclical variations," "Our expansion into new product lines with more complicated products and new raw materials reduced our operating efficiency during 2003 and 2004. We may also face operating efficiency difficulties in the future," and "- Our markets are highly competitive and some of our competitors have numerous advantages over us; we may not be able to compete successfully." In the event sufficient cash from operations is not generated, we may need to renegotiate the terms of our debt, refinance our debt, obtain additional financing, postpone capital expenditures or sell assets. See "Item 3. Key Information - 3D. Risk Factors - Our debt obligations may hinder our growth and put us at a competitive disadvantage," "We require a significant amount of cash to pay our debt " and "Due to restrictions in our loan agreements, we may not be able to operate our business as we desire." See "Item
10. Additional Information - 10C. Material Contracts - Credit Agreement."

DESIGN AND DEVELOPMENT OF PRODUCTS

     Our design and development of products department continually strives to improve technologies and products and develop new lines of products. We invested approximately $4.4 million to $4.9 million in 2004, $4.8 million to $5.0 million in 2005 and $5.4 million to $5.6 million in 2006 on design and development of products, including investments made by Tefron USA.

IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS

     Because most of our revenues in the foreseeable future are expected to continue to be generated in U.S. dollars, and a significant portion of our expenses are expected to continue to be incurred in NIS, we are exposed to the risk of appreciation of the NIS vis-a-vis the U.S. dollar. Part of our expenses are executed in Euro and, therefore, we are also exposed to the risk of appreciation of the Euro vis-a-vis the U.S dollar. This appreciation would cause an increase in our NIS or Euro expenses as recorded in our U.S. dollar denominated financial reports even though the expenses denominated in NIS or Euro will remain unchanged. A portion of our NIS denominated expenses is linked to changes in the Israeli cost of living index, a portion is linked to increases in NIS payments under collective bargaining agreements and a portion is unlinked.

     The dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is (or is not) offset, or is offset on a lagging basis, by the devaluation of the NIS in relation to the dollar. Unless inflation in Israel is offset by a devaluation of the NIS, such inflation will have a negative effect on our profitability because we receive most of our payments in dollars or NIS linked to dollar, but incur a portion of our expenses in NIS and NIS linked to the CPI. See "Item 11. Quantitative and Qualitative Disclosures about Market Risk - Foreign Currency Risk" and "-Interest Rate Risk."

     In 2003 and 2005, the rate of devaluation of the NIS vis-a-vis the dollar exceeded the inflation rate in Israel. During 2003 and 2005, the rate of inflation was (1.9)% and 2.4%, respectively, while the NIS devalued against the U.S dollar by 7.6% and 6.9% in 2003 and 2005, respectively. During 2004 and 2006, the rate of inflation was 1.2% and 0.1% while the NIS appreciated versus the U.S dollar by 1.6 % and 8.2%, respectively and this negatively affected our profitability.

     A devaluation of the NIS in relation to the dollar would have the effect of decreasing the dollar value of any assets or receivables denominated in NIS (unless such receivables are linked to the dollar). Such devaluation would also have the effect of reducing the dollar amount of any of our payables or liabilities which are denominated in NIS (unless such payables or liabilities are linked to the dollar). Conversely, any increase in the value of the NIS in relation to the dollar will have the effect of increasing the dollar value of any of our unlinked NIS assets and the dollar amounts of any of our unlinked NIS liabilities. During 2006, we incurred expenses of approximately $1.1 million due to the appreciation of the NIS in relation to the dollar and income of approximately $0.2 million due to the appreciation of the Euro in relation to the dollar. Hedging transactions performed by the Company during 2006 diminished the adverse effect of the appreciation of the NIS in relation to the dollar. This appreciation may continue in 2007.

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

EFFECTIVE CORPORATE TAX RATE

     The taxable income of Israeli corporations was generally subject to corporate tax at the statutory rate of 31% in 2006. The rate is scheduled to decline to 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter. However, most of our manufacturing facilities in Israel have been granted Approved Enterprise status under the Investment Law, and consequently income derived from such facilities is eligible, subject to compliance with certain requirements, for certain tax benefits beginning when such facilities first generate taxable income. We have derived most of our income from our Approved Enterprise facilities. Subject to compliance with applicable requirements, income derived from our Approved Enterprise facilities will be subject to corporate tax at a rate of 25% for the earlier between: (i) 10 years beginning in the year that we had taxable income, (ii) 12 years from commencement of production, or (iii) 14 years from the date of approval.

     In addition, should the percentage of foreign investment exceed 25%, Approved Enterprises would qualify for reduced tax rates for an additional three years beyond the initial seven-year period. The Benefit Period under each of our Approved Enterprises will in any event expire 14 years following the date of the approval of such Approved Enterprise by the Investment Center or 12 years after production commences, whichever is earlier. In the event that the percentage of foreign investment is between 49% and 74%, we would be subject to a corporate tax rate of 20% on income derived from our Approved Enterprises. The proportion of foreign investment is measured annually based on the lowest level of foreign investment during the year. In addition, pursuant to the Investment Law, Approved Enterprises related to investment programs from January 1997 onwards in designated areas, which include the location of our primary plants, are exempt from tax for the first two years of the Benefit Period commencing in the first year in which taxable income is generated.

     There can be no assurance that we will obtain approval for additional Approved Enterprises, or that the provisions of the Investment Law will not change, or that the above-mentioned foreign investment in our Ordinary Shares will be reached for any subsequent year. See "Item 3. Key Information - 3D. Risk Factors - We are affected by conditions to and possible reduction of government programs and tax benefits."

GOVERNMENT PROGRAMS

     We benefit from certain Israeli government programs, particularly as a result of the Approved Enterprise status of substantially all of our existing production facilities in Israel. This status has enabled us to receive investment grants with respect to certain of our capital expenditures. The Government of Israel has reduced the investment grants available to us from 38% of eligible annual capital expenditures in 1996 to 24% of eligible annual capital expenditures (for projects not exceeding investments of 140 million NIS in any year) since 1997. Commencing in 2001, such investment grants were reduced by the Government of Israel to 20% of eligible annual capital expenditures. There can be no assurance that the Israeli government will not further reduce such investment grants. The termination or reduction of certain programs (particularly benefits available to us as a result of the Approved Enterprise status of certain of our facilities) would increase the costs of acquiring machinery and equipment for our production facilities which could have a material adverse effect on us. See "Item 3. Key Information - 3D. Risk Factors - We are affected by conditions to and possible reduction of government programs and tax benefits."

EXCHANGE RATES

     The following table sets forth the representative rates of exchange published by the Bank of Israel based on US dollar- NIS transactions for the periods and dates indicated.

YEAR ENDED DECEMBER 31,     AVERAGE RATE    HIGH        LOW      PERIOD END
-----------------------     ------------    ----        ---      ----------
                                            (NIS PER $1.00)

2002                            4.74        4.99        4.44        4.74
2003                            4.54        4.92        4.28        4.38
2004                            4.48        4.63        4.31        4.31
2005                            4.49        4.74        4.30        4.60
2006                            4.46        4.73        4.18        4.23

     The following table sets forth certain information concerning the representative rate of exchange between the NIS and the US dollar, as published for the months October 2006 through March 2007.

MONTH                             AVERAGE RATE    HIGH        LOW     PERIOD END
-----                             ------------    ----        ---     ----------
                                                  (NIS PER $1.00)
October 2006                          4.27        4.30        4.25        4.29
November 2006                         4.30        4.33        4.25        4.25
December 2006                         4.20        4.23        4.18        4.23
January 2007                          4.23        4.26        4.19        4.26
February 2007                         4.22        4.25        4.18        4.21
March (through March 15, 2007)        4.21        4.22        4.20        4.21

     On March 15, 2007, the representative rate of exchange between the NIS and the US dollar was NIS 4.212 per $1.00, as published by the Bank of Israel. Changes in the exchange rate between the NIS and the USD could materially affect our financial results.

     TREND INFORMATION. We have seen a significant improvement in the operating efficiency in our Seamless Division during 2005 and 2006, although we cannot assure that we will be able to maintain our current efficiency levels in the future. For more information, see " - General - 2006 Developments."

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.  Directors and Senior Management

     The following table sets forth certain information concerning our current directors, senior management and key employees as of March 15, 2007.

NAME                        AGE       POSITION
----                        ---       --------
Ishay Davidi                45        Chairman of the Board
Yosef Shiran                45        Chief Executive Officer and Director
Arie Wolfson                45        Director
Micha Korman                52        Director
Meir Shamir                 56        Director
Shirith Kasher              39        Director
Avi Zigelman                50        Director
Eli Admoni                  67        External Director
Yacov Elinav                62        External Director
Asaf Alperovitz             37        Chief Financial Officer
Amit Tal                    37        Vice President of Sales and Marketing
Itamar Harchol              48        Chief Technology Officer
Anat Barkan                 40        Manager of Human Resources
Amit Eshet                  45        Supply Chain Manager
David Gerbi                 57        Hi-Tex Division Manager
Ilan Gilboa                 40        Cut & Sew Division Manager
Ronny Grundland             53        Swimwear Division Manager
Michal Baumwald Oron        34        Company Secretary and Legal Counsel

     ISHAY DAVIDI has served as Chairman of the Board of Directors since November 2005 and served as a director of the Company since June 2005. Mr. Davidi serves as a CEO of each of First Israel Mezzanine Investors Ltd. and FIMI 2001 Ltd., the managing general partners of the partnerships constituting the FIMI Private Equity Funds. Mr. Davidi also serves as a director at Tedea Development & Automation Ltd. and TAT Technologies Ltd. Mr. Davidi was formerly the CEO of the Tikvah VC Fund. Mr. Davidi holds a B.Sc in Industrial and Management Engineering from Tel Aviv University and an MBA from Bar Ilan University.

     YOSEF SHIRAN has served as Chief Executive Officer and a Director of Tefron since January 2001. Prior to joining Tefron, Mr. Shiran was the general manager of Technoplast Industries, an injection molding and extrusion company, from 1995 to 2000. Mr. Shiran has over 15 years of management experience. Mr. Shiran holds a B.Sc. degree in Industrial Engineering from Ben-Gurion University and a masters degree in Business Administration from Bar Ilan University.

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

     MEIR SHAMIR was elected as a director of the Company on March 31, 2004 and has been the Chairman of Mivtach Shamir Holdings Ltd., an investment company traded on the TASE, since 1992. Mr. Shamir also serves as a director of several companies controlled by Mivtach Shamir Holdings Ltd.

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

     SHIRITH KASHER was elected as a director of the Company on March 31, 2004 and is the head of Corporate & Structured Finance at Brack Capital Holding Ltd. From April 2005 until April 2006 Ms. Kasher was the CEO of Telem Ltd. From 2001 to March 31, 2005, Ms. Kasher was the Business and Corporate Counsel and Secretary of The Israel Phoenix Assurance Company Ltd. and the General Counsel of Atara Investment Company Ltd. and Atara Technology Ventures Limited (both from the Phoenix Group). From 1997 to 2000, Ms. Kasher worked at S. Horowitz & Co., first as an Articled Clerk and then as an Advocate. Ms. Kasher holds a B.Sc. and an LLB, from Tel Aviv University and is admitted to practice law in Israel.

     AVI ZIGELMAN was elected as a director of the Company on June 28, 2005. Since 2004 Mr. Zigelman is a financial advisor and serves as a director in the following companies: Plastro Irrigation Ltd., Phoenix Gemel Ltd., Fox Vizel Ltd.,King Ltd., Bram Industries Ltd., Ilex Medical Ltd., Migdal Capital Markets
(1965) Ltd., Gindi Towers Investments Ltd., Osif Investment and Development Ltd., Simha Urieli and Sons Ltd., Milomor Trade & Communication Ltd. and Pangea Real Estates Ltd. Since 2000 Mr. Zigelman is a member of the Professional Committee of the Israeli Accounting Standard Board. Between 1996 and 2003, Mr. Zigelman served as a Partner Head of Professional Practice Department of KPMG Somekh Chaikin accounting firm and Mr. Zigelman holds an M.A. in Business Economics, specialization in Finance, with honors, B.A in Accounting and Economics, Economics with honors, and Post degree Accounting Studies, with honors, - all from Tel-Aviv University. Mr. Zigelman is a Certified Public Accountant.

     ELI ADMONI has served as an External Director of Tefron since August 10, 2006. Mr. Admoni has been the chairman of the Clalit Health Services since 2005, serves as a director and chairman of the finance committee of Clalit Health Services and served as the chairman and as a director in boards of directors of different companies from 2000 to 2005. Mr. Admoni served as the president of Biotechnology General (Israel) Ltd from 1999 to 2000, as CEO of Caniel Israel Can Company Ltd from 1994 to 1998, as CEO of Rafa Labs Ltd from 1989 to 1993, and as CEO of Abic Ltd from 1982 to 1989. Mr. Admoni holds an LLB from the Hebrew University, Jerusalem and a Business Administration degree from University of Manitoba, Canada.

     YACOV ELINAV has served as an External Director of Tefron since 2004. Between 1991 and July 2003, Mr. Elinav was a member of the Board of Management of Bank Hapoalim B.M. Mr. Elinav also serves as a Chairman of the Board of DS Securities Investment Ltd. and of the Board of DS Pension Funds Ltd and is a director of Middle East Tube Ltd., New Kopel Ltd, DS Trust Funds Ltd, DS Institutionals Ltd, Sapians Ltd., Bagir Ltd., Polar Communication Ltd and is an external director of Office Textile Ltd. Mr. Elinav formerly served as a director of other prominent Israeli companies.

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

     DAVID GERBI joined Tefron as Hi-Tex Managing director in February 2005. David has significant experience in management positions in the textile industry. Mr. Gerbi served in Nilit Ltd. from 1977 to 1985 as a production manager in the Textile Division, from 1985 to 1994 as a plant manager in the Delta Galil socks division, from 1994 to 1997 as Delta fabric division manager, from 1997 to 1999 established and managed his own private textile factory, between 1999 to 2002 served as Delta sporting managing director, and from 2002 to 2005 was a country manager for Sara Lee in Turkey. Mr. Gerbi holds a degree in practical engineering from ORT in Israel.

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

     RONNY GRUNDLAND joined Tefron in May 2003, following the acquisition of Macro Clothing Ltd, and has served since then as a Head of Tefron Swimwear Division. Prior to that Mr. Grundland served since 1995 until 2003 as the general manager of Macro, since 1993 until 1995 he served as general manger of Macpell Industries, Ltd. jointly with another and as its marketing manager, since 1990 until 1992 Mr. Grundland served as an organizational advisor to textile companies in Israel and Europe, and since 1980 until 1989 he served as a production and operational manager in Gotex, Ltd. Mr. Grundland holds a B.Sc degree with honors in industrial engineering form the Technion- the Technologic Institution in Israel, and LLB with honor from Sharei-Mishpat College.

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

MACPELL-ARWOL- NORFET AGREEMENT

     Arwol, Macpell and Norfet are parties to an agreement pursuant to which they agreed to vote all of Tefron Ordinary Shares owned or controlled by each of them for the election to Tefron's Board of Directors of: (i) three members (of whom at least one will be female and at least one will qualify as an "independent director" under the NYSE rules) plus, subject to applicable law, one external director, that shall be nominated by Norfet, (ii) three members (of whom at least one will qualify as an independent director and a financial expert under the NYSE rules) plus, subject to applicable law, one external director, that shall be nominated by Arwol and Macpell, and (iii) Tefron's chief executive officer. Ishay Davidi, Meir Shamir, Shirith Kasher and Yacov Elinav were nominated to the Board by Nofet, and Arie Wolfson, Micha Korman, Avi Zigelman and Eli Admoni were nominated to the Board by Arwol and Macpell. See "Item 10. Additional Information - C. Material Agreements - FIMI Agreements - Macpell Agreement" for a description of the agreement between Arwol, Macpell and Norfet, Limited Partnership regarding the election of members to Tefron's Board of Directors.

6B.  COMPENSATION

     The aggregate direct remuneration paid to all Directors and senior management as a group for services in all capacities for the year ended December 31, 2006 was approximately $2.4 million, of which $104,000 was paid to Directors in their capacities as Directors. Negligble amounts were set aside or accrued for vacation and recuperation pay for all Directors and senior management as a group. No amounts were set aside or accrued to provide pension, retirement or similar benefits. The amount does not include any amounts expended by us for automobiles made available to our officers, expenses (including business travel and professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel and $120,000 in management fees paid to Norfet and $120,000 in management fees paid to New York Delights, a company wholly owned by Arie Wolfson.

     In 2006, we granted options for 80,000 Ordinary Shares under the Share Option Plan to senior managers. Such options have an average exercise price of $9.90 per share (including adjustments to two dividend distributions which took place in 2006) and expire in 2016. Options for 15,000 Ordinary Shares under the Share Option Plan expired or were cancelled during 2006.

     EMPLOYMENT AGREEMENTS

     CHIEF EXECUTIVE OFFICER

     Under the terms of our management services agreement with Mr. Yosef Shiran, our Chief Executive Officer, and with an entity controlled by him, referred to in this Annual Report as the Management Agreement, we pay to the entity controlled by Mr. Shiran: (i) compensation for management services in the amount of $26,888 plus NIS 2,065 per month, plus VAT as applicable by law, and (ii) reimbursement of any and all reasonable direct expenses including telephone, cellular phone and vehicle expenses. The management agreement originally provided for the payment of an annual grant to Mr. Shiran in an amount not higher than 2.5% of Tefron's Net Profit, as defined in the Management Agreement, and not lower than 1.5% of such Net Profit (with any annual grant higher than 1.5% of the Net Profit subject to approvals of both the Board of Directors and the Tefron shareholders, unless no longer required under applicable law). Following approval of the Tefron shareholders, the Management Agreement was amended to provide for the annual grant to be 2% of the Company's Net Profits. Tefron shareholders have also resolved to change the definition of "Net Profit" for the purposes of calculating the annual bonus for 2006 and thereafter to be Tefron's annual net profit as set forth in Tefron's audited financial statements, after deducting tax and without taking into consideration special profits or losses (except special profits which resulted from Mr. Shiran's actions which will be taken into consideration) or profits or losses which are not derived from Tefron's ordinary operations.

     The Audit Committee and the Board of Directors have approved an increase of Mr. Shiran's monthly compensation starting from January 1, 2007 to $35,000 plus VAT as applicable by law. This change is subject to shareholder approval and will apply retroactively to January 1, 2007, if approved by shareholders.

     In addition, in 2001 we granted to Mr. Shiran options to purchase 300,000 Ordinary Shares at an exercise price per share of $3.56. Of these options, 150,000 were exercised by Mr. Shiran during 2006 and the shares issued upon such exercise were sold by Mr. Shiran. In 2002, we granted to Mr. Shiran options to purchase 15,000 Ordinary Shares with an exercise price per share of $3.59. All of these options are subject to the terms and conditions of our 1997 Share Option Plan. In March 2004, the Tefron shareholders approved the grant to Mr. Shiran of additional options to purchase 650,000 Ordinary Shares at an exercise price of $ 4.25 per share issued in accordance with our 1997 Share Option Plan.

     As of March 15, 2007, 679,583 of Mr. Shiran's options had vested (in addition to the 150,000 options already exercised), and the remaining 135,417 options will vest, subject to relevant tax laws, until December 31, 2007 in the amount of 13,542 options each month. The agreement granting these 650,000 options included a provision providing for an adjustment to the exercise price in the event of a dividend distribution during the period that the options cannot be exercised, whether due to the fact that the options are not vested or due to the terms of Section 102 of the Israel Income Tax Ordinance. The Audit Committee and the Board of Directors have approved a two-year extension of the period (until October 22, 2008) during which the exercise price of these options would be adjusted for dividend distribution by Tefron, whether or not the options are exercisable at the time of the dividend distribution. This change is subject to shareholder approval and will apply retroactively to October 2006, if approved by shareholders.

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

     AGREEMENT WITH ARIE WOLFSON

     Under the terms of our consulting and management services agreement with Mr. Arie Wolfson, a Director of the Company, and with a company controlled by him, referred to herein as the Consulting Agreement, we pay to the company controlled by Mr. Wolfson: (1) compensation for consulting services in the amount of $15,000 per month, plus 41% cost (equivalent to the cost we would have paid for a similar senior management wage) (total of $253,800 annually), (2) reimbursement of vehicle expenses, (3) reimbursement of out-of-pocket expenses, and (4) reimbursement of other standard expenses customarily provided to persons serving in such capacity in Israel. These payments replace payments made until 2002 to Macpell in the amount of $20,000 per month. In addition, the consulting and management services agreement includes non-competition clauses.

     In addition, we granted to Mr. Wolfson options to purchase 225,000 Ordinary Shares at an exercise price per share of $3.50. Such options were exercised by Mr. Wolfson during 2006 and the shares issued upon such exercise were sold by Mr. Wolfson. Pursuant to the terms of the agreement between Norfet, Limited Partnership and the Company, on March 31, 2004, the general meeting of shareholders of the Company approved an amendment to the Consulting Agreement which provides that as of the date on which Mr. Wolfson ceases to act as chairman of the board of directors of the Company, and for so long as Mr. Wolfson continues to provide consulting services to the Company, the annual amounts payable pursuant to the Consulting Agreement will be reduced from $253,800 to $120,000 per annum, each plus VAT. See "Item 10. Additional Information - 10C. Material Contracts - FIMI Agreements".

     FORMER PRESIDENT

     Under the terms of a retirement agreement we executed with Mr. Rabinowicz on January 10, 2005, we paid Mr. Rabinowicz during most of 2005 monthly payments, employee benefits such as vacation, educational fund, sick leave, and management and disability insurance contributions and provision of a vehicle. We will pay Mr. Rabinowicz in accordance with the retirement agreement a further $162,500 during 2007. The retirement agreement also includes non-competition clauses.

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

     Under the Israeli Companies Law, each Israeli public company is required to determine the minimum number of directors with "accounting and financial expertise" that such company believes is appropriate in light of the particulars of such company and its activities. A director with "Accounting and Financial Expertise" is a person that, due to education, experience and qualifications, is highly skilled and has an understanding of business-accounting issues and financial statements in a manner that enables him/her to understand in depth the company's financial statements and stimulate discussion regarding the manner of presentation of the financial data. On March 8, 2006 the Board determined that at least two members of the board would be required to have Accounting and Financial Expertise. The Board believes it complies with such requirement.

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

     The above qualifications do not apply to external directors appointed prior to January 19, 2006. However, an external director may not be appointed to an additional term unless: (i) such director has "Accounting and Financial Expertise"; or (ii) he or she has "Professional Expertise", and on the date of appointment for another term there is another external director who has "Accounting and Financial Expertise" and the number of "Accounting and Financial Experts" on the board of directors is at least equal to the minimum number determined appropriate by the board of directors.

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

     The SEC has defined "affiliate" for non-investment companies as "a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified. The term "control" is intended to be consistent with the other definitions of this term under the U.S. Securities Exchange Act of 1934, as "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise."

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

     QUALIFICATIONS OF OTHER DIRECTORS

     Under a recent amendment to the Companies Law, the Board is required to determine the minimum number of board member that would be required to have Accounting and Financial Expertise. See " - Board Practices" above.

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

     COMMITTEES

     Our Board of Directors has established an Audit Committee, Compensation Committee and Contributions Committee. The Companies Law restricts the delegation of powers from the Board of Directors to its committees in certain manners. The Audit Committee exercises the powers of the Board of Directors with respect to our accounting, reporting and financial control practices, including exercising the responsibility, where appropriate, for reviewing potential conflicts of interest situations. The members of the Audit Committee are Ms. Kasher and Messrs. Admoni, Elinav and Korman. The members of the Compensation Committee are Mr. Wolfson, Mr. Davidi, Mr. Admoni and Mr. Shiran. The Compensation Committee resolves the terms of employment and benefits of the Company's officers. The Articles of Association provide that we may contribute reasonable sums for worthy causes, even if the contribution is not in the frame of our business considerations. The Board of Directors has delegated this power to the Contributions Committee. The members of the Contributions Committee are Messrs. Davidi, Shiran, Wolfson and Admoni. See "Item 10. Additional Information -10B. Memorandum and Articles of Association - Board of Directors."

6D.  EMPLOYEES

     At December 31, 2006, we employed 1,393 employees in Israel of whom 588 were salaried employees and 805 were hourly wage employees. At December 31, 2006, we employed 22 employees in the United States through our subsidiary, Alba, of whom 13 were salaried employees and nine were hourly wage employees. At December 31, 2006, El-masira employed 670 employees in Jordan all of them were salaried employees, and our subsidiary, Tefron UK, had one employee in the U.K. and one subcontractor.

     At December 31, 2005, we employed 1,373 employees in Israel of whom 565 were salaried employees and 808 were hourly wage employees. At December 31, 2005, we employed 40 employees in the United States through our subsidiary, Alba, of whom 19 were salaried employees and 21 were hourly wage employees. At December 31, 2005, El-masira employed 490 employees in Jordan all of them were salaried employees

     At December 31, 2004, we employed 2,082 employees in Israel of whom 469 were salaried employees and 1,613 were hourly wage employees. At December 31, 2004, we employed 48 employees in the United States through our subsidiary, Alba, of whom 19 were salaried employees and 29 were hourly wage employees. At December 31, 2004, El-masira employed 440 employees in Jordan, all of whom were salaried employees.

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

     Israeli law generally requires the payment by employers of severance pay upon the retirement or death of an employee or upon termination of employment by the employer or, in certain circumstances, by the employee. We currently fund our ongoing severance obligations by making monthly payments to pension funds, employee accounts in a provident fund and insurance policies. In addition, according to the National Insurance Law, Israeli employees and employers are required to pay specified amounts to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Since January 1, 1995, such amounts also include payments for national health insurance payable by employees. The payments to the National Insurance Institute are determined progressively in accordance with the wages and range from 8.5% to 17.7% of wages, of which the employer contributes 0.4% to 7.0% of wages, and the employee contributes the rest. A majority of our permanent employees in Israel are covered by general and/or individual life and pension insurance policies providing customary benefits to employees, including retirement and severance benefits. The employers generally contribute up to 15.8% (depending on the employee) of base wages to such plans and the permanent employees contribute up to 5.5% of their base wages.

     None of Tefron USA's or Tefron UK's employees are covered by a collective bargaining agreement.

6E.  SHARE OWNERSHIP

     As of March 15, 2007, the following directors and senior managers beneficially held the number of Ordinary Shares set forth in the table below. The information in this table is based on 21,187,986 (excluding 997,400 shares held by our wholly owned subsidiary) Ordinary Shares outstanding as of March 15, 2007. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were currently exercisable at, or exercisable within 60 days of, March 15, 2007. The Ordinary Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options but are not treated as if they were outstanding for the purposes of computing the percentage ownership outstanding for any other person. Except as disclosed below, to our knowledge, none of the directors, officers or key executives listed in the Directors and Senior Management table appearing in Item 6 above beneficially owns any Ordinary Shares.

                                                                                % OF ORDINARY
                                                             NUMBER OF              SHARES
NAME                                                      ORDINARY SHARES         OUTSTANDING**
----                                                      ---------------         -------------
Ishay Davidi                                                4,613,085(5)            21.77%
Yos Shiran                                                    706,667(2)             3.23%
Arie Wolfson                                                3,823,892(1)            18.04%
Meir Shamir                                                 4,613,085(3)            21.77%
Micha Korman                                                        *                   *
Shirith Kasher                                                      *                   *
Avi Zigelman                                                        *                   *
Eli Admoni                                                          *                   *
Yacov Elinav                                                        *                   *
Amit Tal                                                            *                   *
Itamar Harchol                                                      *                   *
Asaf Alperovitz                                                     *                   *
Anat Barkan                                                         *                   *
David Gerbi                                                         *                   *
Ilan Gilboa                                                         *                   *
Ronny Grundland                                                     *                   *
Michal Baumwald Oron                                                *                   *

Directors and senior managers as a group 14 persons)        9,393,109(4)            43.18%

-------------------

*    Less than 1% of the outstanding Ordinary Shares.

** Does not take into account 997,400 Ordinary Shares held by a wholly owned subsidiary of the Company.

(1) Includes (a) 2,852,510 Ordinary Shares held by Macpell, (b) 971,282 Ordinary Shares held by Arwol Holdings Ltd., and (c) 100 Ordinary Shares held by Mr. Wolfson. Pursuant to Rule 13d-5 of the U.S. Securities Exchange Act of 1934, as amended, Mr. Wolfson may be deemed to beneficially own the 2,852,510 Ordinary Shares held by Macpell and the 971,282 Ordinary Shares held by Arwol. See "-6A. Directors and Senior Management - Macpell Shareholders' Agreement" and "Item 7. Major Shareholders and Related Party Transactions - 7B. Related Party Transactions - Relationships and Transactions with Macpell - Macpell Shareholders' Agreement."

(2) Consists of 706,667 Ordinary Shares subject to options exercisable at prices that are between $3.563 and $4.01 per share (which expire between 2011 and 2012).

(3) Consists of 4,613,085 Ordinary Shares held by Norfet, which Mr. Shamir may be deemed to beneficially own due to his 40% interest in Mivtah-Shamir, which held an approximately 34.45% interest in Norfet as of March 15, 2007.

(4) Consists of 4,613,085 Ordinary Shares held by Norfet, which Mr. Davidi may be deemed to beneficially own under U.S securities laws since he serves as CEO of FIMI 2001 Ltd., which controls the general partner and one of the limited partners of Norfet and which Meir Shamir may be deemed to beneficially own under U.S securities laws due to his 40.02% interest in Mivtah-Shamir, which held an approximately 34.45% interest in Norfet as of March 15, 2007. Also include 2,852,510 Ordinary Shares held by Macpell of which Arie Wolfson may be deemed to be beneficial owner under U.S. securities laws due to his beneficial interests in Macpell and the Macpell Shareholders' Agreement. See "Item 7. Majority Shareholders and Related Party Transactions - 7B. Related Party Transactions - Relationships and Transactions with Macpell - Macpell Shareholders' Agreement." Also includes 971,282 Ordinary Shares held by Arwol of which Arie Wolfson may be deemed the beneficial owner. Further includes options (exercisable within 60 days) to purchase 956,132 Ordinary Shares. The exercise price of these options ranges from $3.195 to $11.27 per share. These options will expire between 2007 and 2016.

(5) Consists of 4,613,085 Ordinary Shares held by Norfet, which Mr. Davidi may be deemed to beneficially own under U.S securities laws since he serves as CEO of FIMI 2001 Ltd., which controls the general partner of Norfet, one of the Norfet limited partners (which is managed by FIMI 2001 Ltd.) as well as the other Norfet limited partners by virtue of an irrevocable power of attorney.

SHARE OPTION PLAN

     In September 1997, we adopted the Tefron Ltd. 1997 Share Option Plan to enable us to attract and retain qualified persons as employees, consultants and directors and to motivate such persons with an equity participation in us.

     GENERAL

     The Share Option Plan authorizes the issuance of options to purchase 2,712,323 Ordinary Shares. As of March 15, 2007, options to purchase 2,291,148 of such Ordinary Shares had been granted to our senior managers, directors and employees, of which 956,132 options had been granted to our senior managers and directors as a group. Upon the occurrence of any Ordinary Share split, reverse Ordinary Share split, recapitalization or rights offerings or other substantially similar corporate transaction or event, we shall make such equitable changes or adjustments necessary to the number of shares subject to each outstanding option in order to prevent dilution or enlargement of the optionees' rights. Options granted to our employees shall be issued to a trustee nominated by the Board of Directors, which trustee shall hold the options, and any Ordinary Shares issued upon exercise thereof, for the benefit of the optionees for two years from the date of the grant. In 2006, the exercise prices of the options that were outstanding but had neither vested nor were exercisable in light of Section 102 of the Israeli Income Tax Ordinance [New Version] 1961 at the time of the distributions of our dividends were reduced in an amount equal to the dividends paid per share in such distributions.

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

7A   MAJOR SHAREHOLDERS

     Except as noted herein, to our knowledge, we are not directly or indirectly owned or controlled by another corporation or by any foreign government and no arrangements exist the operation of which may at a subsequent date result in a change in control of the company.

     The following table sets forth the number of our Ordinary Shares owned by any person known to us to be the beneficial owner of 5% or more of our Ordinary Shares as of March 15, 2007. The information in this table is based on 21,187,986 Ordinary Shares outstanding as of such date (excluding 997,400 shares held by our wholly owned subsidiary). The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were currently exercisable at, or exercisable within 60 days of, March 15, 2007. The Ordinary Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options but are not treated as if they were outstanding for the purposes of computing the percentage ownership outstanding for any other person. None of the holders of the Ordinary Shares listed in this table have voting rights different from other holders of the Ordinary Shares.

NAME                           NUMBER OF SHARES OWNED        PERCENT OF ORDINARY SHARES *
----                           ----------------------        ----------------------------
Norfet, Limited Partnership
c/o Fimi 2001 Ltd.
"Rubinstein House"
37 Begin Rd
Tel Aviv, Israel                   4,613,085(1)                         21.77%

Macpell Industries Ltd.
28 Chida Street
Bnei Brak, Israel 51371            2,852,510(2)                         13.46%

Arie Wolfson                       3,823,892(3)                         18.04%

* Does not take into account 997,400 Ordinary Shares held by a wholly-owned subsidiary of the Company.

(1) Norfet Limited Partnership is an Israeli partnership. As of March 15, 2007, approximately 8.82% of Norfet was held by FIMI Opportunity Fund, LP, approximately 45.61% of Norfet was held by FIMI Israel Opportunity Fund, Limited Partnership, approximately 34.45% was held by Mivtach Shamir Holdings Ltd., approximately 3.45% was held by Migdal Insurance Company, approximately 6.89% was held by First International Bank of Israel and approximately 0.786% was held by Zaleznick and Butler. Pursuant to Rule 13d-5 of the U.S Securities Exchange Act, Norfet may also be deemed to beneficially own the shares held by Macpell and Arwol due to the shareholders agreement between Arwol, Macpell and Norfet. See "Item 10. Additional Information - 10C. Material Contracts - FIMI Agreements." In addition, pursuant to Rule 13d-5, (i) Mr. Ishay Davidi, the Chairman of the Board of the Company, may be deemed to beneficially own the shares held by Norfet due to his position as CEO of FIMI 2001 Ltd. and senior partner of FIMI Israel, Opportunity Fund, Limited Partnership and FIMI Opportunity Fund, L.P., and (ii) Mr. Meir Shamir, a director in the Company, may be deemed to beneficially own the shares held by Norfet due to his 40.02% interest in Mivtah-Shamir.

(2) Macpell is an Israeli corporation. As of March 15, 2007, 27.8% of Macpell are controlled by Arie Wolfson; 25.02% of Macpell are controlled by Sigi Rabinowicz; and 25.84% of Macpell are controlled by Avi Ruimi, representing 78.7% of Macpell's shares in the aggregate. Pursuant to Rule 13d-5 of the U.S Securities Exchange Act, Macpell may also be deemed to beneficially own the shares held by Norfet due to the shareholders agreement between Arwol, Macpell and Norfet. See "Item 10. Additional Information - 10C. Material Contracts - FIMI Agreements."

(3) Includes (i) 2,852,510 Ordinary Shares held by Macpell, (ii) 971,282 Ordinary Shares held by Arwol, and (iii) 100 Ordinary Shares held by Mr. Wolfson. Pursuant to Rule 13d-5 of the U.S. Securities Exchange Act of 1934, as amended, Mr. Wolfson may be deemed to beneficially own the 2,852,510 Ordinary Shares held by Macpell due to his beneficial interest in Macpell and the Macpell Shareholders' Agreement. See "Item 10. Additional Information - 10C. Material Contracts - FIMI Agreements."

     Since Norfet's acquisition of Ordinary Shares in 2004, Norfet's percentage ownership in the Company Ordinary Shares has decreased from approximately 28.8% in 2004 to approximately 21.8% as of March 15, 2007 due to Norfet's sales of Ordinary Shares in the public markets and the issuance by the Company of additional Ordinary Shares. Macpell's percentage ownership in the Company Ordinary Shares has decreased from approximately 36% in 2004 to approximately 13.5% as of March 15, 2007 due to Macpell's sales of Ordinary Shares to Norfet and in the public markets and due to the issuance by the Company of additional Ordinary Shares.

     At March 15, 2007, there were 15 holders of Ordinary Shares of record registered with a United States mailing address, including banks, brokers and nominees. These holders of record represented approximately 49.45% of the total outstanding Ordinary Shares (excluding 997,400 shares held by our wholly owned subsidiary). Because these holders of record include banks, brokers and nominees, the beneficial owners of these Ordinary Shares may include persons who reside outside the United States. See "Item 7. Major Shareholders and Related Party Transactions - 7A. Major Shareholders."

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

RELATIONSHIPS AND TRANSACTIONS WITH NORFET

     As of March 15, 2007, Norfet owned 4,613,085 Ordinary Shares, which represented approximately 21.77% of Tefron's outstanding Ordinary Shares (excluding 997,400 shares held by Tefron's wholly owned subsidiary). Substantially all of Norfet is owned by (i) N.D.M.S. Ltd., a company wholly owned by FIMI Opportunity Fund L.P., (ii) FIMI Israel Opportunity Fund, Limited Partnership and (iii) Migdal Insurance Company, Mivtach Shamir Holdings Ltd. and the provident funds of First International Bank of Israel.

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

AGREEMENTS AMONG NORFET, MACPELL AND ARWOL

     Under an agreement among Norfet, Macpell and Arwol, the parties agreed to vote all of Tefron Ordinary Shares owned or controlled by each of them for the election of Tefron's Board of Directors of: (i) three members (of whom at least one will qualify as an "independent director" under the NYSE rules) plus, subject to applicable law - one external director, that shall be nominated by Norfet (one of whom shall be a woman), (ii) three members (of whom at least one will qualify as an independent director and a financial expert under the NYSE rules) plus, subject to applicable law, one external director, that shall be nominated by Arwol and Macpell, and (iii) Tefron's chief executive officer.

     The Company, Norfet, Arwol and Macpell, together with Leber Partners L.P., are also party to a Registration Rights Agreement, dated April 22, 2004, which replaced the previous Registration Rights Agreements to which the Company and certain of these shareholders had been a party. Please see "Item 10. Additional Information- 10C. Material Contracts - Leber Partners L.P." for a more complete description of this agreement. On November 29, 2005, the Securities and Exchange Commission declared effective a Registration Statement on Form F-3 covering the resale of 11,521,259 Ordinary Shares held by the shareholders party to this agreement.

     Please see "Item 10. Additional Information- 10C. Material Contracts - FIMI Agreements" for a more complete description of these agreements.

RELATIONSHIPS AND TRANSACTIONS WITH MACPELL

     As of March 15, 2007, Macpell owned 2,852,510 Ordinary Shares, which represented approximately 13.46% of Tefron's outstanding Ordinary Shares (excluding 997,400 shares held by Tefron's wholly owned subsidiary). Macpell is mainly a holding company that owns various companies, including Tefron and a partnership that mainly trades in various clothing and apparel products. Macpell was also engaged in the construction of industrial buildings mainly intended for the use of the Macpell group.

     As of March 15, 2007, 28.58% of Macpell are controlled by Arie Wolfson, one of our directors; 25.68% of Macpell are controlled by Sigi Rabinowicz; and 26.52% of Macpell are controlled by Avi Ruimi, a former Director of Tefron. The ordinary shares of Macpell are listed and traded on the Tel Aviv Stock Exchange.

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

AGREEMENT WITH ARIE WOLFSON

     We are party to a consulting and management services agreement with Mr. Arie Wolfson, a Director of the Company and an indirect holder of 18.04% of the Company's shares through Macpell and a company controlled by him. See "Item 6. Directors, Senior Management and Employees - 6B. Compensation".

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

LEASE ARRANGEMENT

     We lease the following facilities from a wholly-owned subsidiary of Macpell (that has since merged into Macpell):

     o On August 12, 1997, we entered into an agreement to lease approximately 143,000 square feet of industrial space in a facility (the Hi-Tex 1 facility) adjacent to its current facilities in Segev for a current monthly rent of approximately $73,000 until 2011. The first rental payment was made upon entrance into the facility on October 1, 1999. Under an agreement approved by our shareholders on August 10, 2006, the rent of this facility was reduced by 4%.

     o On December 21, 1998, we entered into an agreement to lease until 2012 approximately 178,000 square feet of industrial space in a second facility (the Hi-Tex 2 facility) adjacent to our existing facilities in Segev from the same wholly-owned subsidiary of Macpell for a monthly rent of approximately $89,000. The first rental payment was made upon entrance into the facility on March 1, 2000.

          We conduct our Hi-Tex manufacturing operations in these facilities:

     o According to an agreement we entered into with Macpell on August 16, 1995, a 83,000 square foot facility in Segev under a lease that expired in 2006 for a monthly rent of approximately $48,000 (the Headquarters Facility). Under an agreement approved by our shareholders on August 10, 2006, the rent for the first 65,000 square feet is $28,000 and the rent for the remaining 18,000 square feet is $2.70 per square meter.

     o According to an agreement we entered into with Macpell on December 10, 1999, a 65,000 square foot warehouse under a lease that expires in 2012 for a monthly rent of approximately $28,000 (the Products Facility). Under an agreement approved by our shareholders on August 10, 2006, this facility was vacated, and Macpell bore the costs of Tefron's departure, which were approximately $85,000.

     The rent payable under these leases was until August 2006 50% linked to the Israeli and U.S. consumer product index and 50% to the exchange rate between the NIS and the dollar. Under the agreement approved by our shareholders on August 10, 2006, all rent is paid in US dollars (linked to the US consumer price index).

     Under the original agreements, the monthly rent was increased by 5% every 3-5 years. Under the agreement approved by our shareholders on August 10, 2006, the rent for all facilities is to be increased by 3% instead (other than the 18,000 square feet of the Headquarters Facility, for which the rent is $2.70 per square meter, which is not subject to any increase).

     According to the terms of the lease agreements, we pay the property insurance premiums on these facilities. We entered into agreement with Macpell which was approved by our shareholders on August 10, 2006 which amended the lease agreement as described above.

     All of these facilities are subject to a long-term lease agreement between Macpell's subsidiary and the Israel Land Authority. Under the terms of such lease agreement, Macpell's affiliate was granted a 49-year lease over such property.

PRODUCTS PURCHASES FROM TEFRON

     An affiliate of Macpell purchases from us various products and sells them in the local Israeli market and abroad. In 2003, our sales to this affiliate were approximately $1.2 million, in 2004 approximately $0.8 million and in 2005 and 2006 there was a negligible amount of sales. We believe that the prices of the products sold to Macpell were no less favorable than those were available to us from unaffiliated third parties. See Note 17 of the Notes to the Consolidated Financial Statements.

7C.  INTERESTS OF EXPERTS AND COUNSEL.

     Not Applicable.

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

     See Item 18.

LEGAL PROCEEDINGS

     A former employee of the Company has filed law suits against the Company and three of its former or current officers, with the Israeli District Court and the Israeli Labor Law Court, seeking damages in the amount of approximately $1.7 million, due to damages allegedly incurred by him as a result of his imprisonment in Egypt. The Company is of the opinion that these law suits are without merit, the Company has filed statements of defense and intends to defend the law suits vigorously.

DIVIDEND POLICY

     Although we have no established dividend policy, in the past we have distributed dividends to our shareholders from our accumulated earnings. In 2006, we twice declared and paid dividends of approximately $5 million each, and we may distribute dividends in the future if our Board of Directors so determines and there are sufficient accumulated earnings in accordance with applicable law.

ITEM 9 THE OFFER AND LISTING

9A.  OFFER AND LISTING DETAILS

     Since the initial public offering of our Ordinary Shares on September 24, 1997, our Ordinary Shares have been traded on the NYSE, under the symbol "TFR." Prior to the offering, there was no market for our Ordinary Shares.

     As reported on the NYSE, the annual high and low sales prices for our Ordinary Shares were as follows:

                                                High             Low
                                                ----             ---

2002                                          $   4.70        $   1.15
2003                                          $   4.80        $   3.10
2004                                          $   6.30        $   3.50
2005                                          $   8.75        $   3.84
2006                                          $  13.05        $   8.30

     As reported on the NYSE, the quarterly high and low sales prices for our Ordinary Shares for the last two years were as follows:


                       2005                     High             Low
                       ----                     ----             ---

First quarter                                 $   5.35        $   3.84
Second quarter                                $   5.93        $   4.93
Third quarter                                 $   7.04        $   4.96
Fourth quarter                                $   8.75        $   6.20
                       2006
First quarter                                 $  11.53        $   8.30
Second quarter                                $  13.05        $  10.25
Third quarter                                 $  13.00        $  11.00
Fourth quarter                                $  12.12        $   9.85
                       2007
First quarter (through March 15, 2007)        $  10.95        $   9.13

     As reported on the NYSE, the monthly high and low sales prices for our Ordinary Shares for the last six months were as follows:

                       2006                     High             Low
                       ----                     ----             ---
October                                       $  12.12        $  11.10
November                                      $  11.53        $   9.85
December                                      $  11.61        $  10.50

                       2007
January                                       $  10.95        $   9.81
February                                      $  10.57        $   9.13
March (through March 15, 2007)                $   9.69        $   9.30

     Our Ordinary Shares have been trading on the TASE since September 28, 2005.

     As reported on the TASE, the annual high and low sales prices for our Ordinary Shares were as follows:

                                               High             Low
                                               ----             ---

2006                                         NIS 57.80       NIS 37.33

     As reported on the TASE, the quarterly high and low sales prices for our Ordinary Shares since the listing of our Ordinary Shares on the TASE were as follows:


                       2005                    High             Low
                       ----                    ----             ---
Fourth quarter                               NIS 40.71       NIS 28.65
                       2006
First quarter                                NIS 48.61       NIS 37.33
Second quarter                               NIS 57.80       NIS 45.86
Third quarter                                NIS 54.15       NIS 47.34
Fourth quarter                               NIS 50.16       NIS 43.33
                       2007
First quarter (through March 15, 2007)       NIS 46.33       NIS 38.03

     As reported on the TASE, the monthly high and low sales price for our Ordinary Shares for the last six months were as follows:

                       2006                    High             Low
                       ----                    ----             ---
October                                      NIS 50.16       NIS 46.65
November                                     NIS 48.49       NIS 43.33
December                                     NIS 48.47       NIS 44.43

                       2007
January                                      NIS 46.33       NIS 41.51
February                                     NIS 44.99       NIS 38.03
March (through March 15, 2007)               NIS 39.87       NIS 38.39

     On September 8, 1998, we announced our intention to repurchase through a stock repurchase program up to one million of our outstanding Ordinary Shares. As of March 15, 2007, we had repurchased and hold in our treasury 997,400 Ordinary Shares.

9B.  PLAN OF DISTRIBUTION

     Not Applicable.

9C.  MARKETS

     Our Ordinary Shares are traded on the NYSE and on the TASE.

9D.  SELLING SHAREHOLDERS

     Not Applicable.

9E.  DILUTION

     Not Applicable.

9F.  EXPENSES OF THE ISSUE

     Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

10A. SHARE CAPITAL

     Not Applicable.

10B. MEMORANDUM AND ARTICLES OF ASSOCIATION

     SECURITIES REGISTERS

     We are registered with the Israeli Registrar of Companies. Our registration number with the Israeli Registrar of Companies is 520043407. Section 2 of our Memorandum of Association provides that our principal objects, among other things, are to engage in any business connected with manufacturing, processing, supplying and marketing undergarments, textiles and ready-made clothes. Article 2A of our Articles of Association provides that we may, at any time, carry on business in any field or type of business permitted to us, whether explicit or implied, according to our Memorandum of Association.

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

DESCRIPTION OF SECURITIES

     We are authorized to issue 49,995,500 Ordinary Shares, par value NIS 1.0 per share.

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

10C. MATERIAL CONTRACTS.

     Set forth below are summaries of our material contracts. Because these are summaries, they are qualified by reference to the actual agreements, which are attached as exhibits to this Annual Report.

     DISPOSITION OF INTEREST IN ALBAHEALTH LLC

     ALBAHEALTH OPTION AGREEMENT

     In connection with the formation of our formerly owned subsidiary, AlbaHealth LLC, which manufactures and sells textile health products, in September 2002 our subsidiary, Tefron USA, became a party to a Put Option Agreement. Pursuant to the provisions of the Put Option Agreement, for a period of three years commencing on September 2004 (or, with respect to GE Capital, commencing on such earlier date as the credit agreement terminates), each of Alba and GE Capital had an option to require AlbaHealth to purchase all, but not less than all, of such party's ownership interest in AlbaHealth. We exercised our put option and in April 2006 sold all of our ownership interests in AlbaHealth.

     MEMBERSHIP INTEREST REDEMPTION AGREEMENT

     The sale of our ownership interests in AlbaHealth in April 2006 was made pursuant to an AlbaHealth Membership Interest Redemption Agreement in consideration for approximately $13 million, consisting of approximately $10 million paid in cash and $3 million pursuant to the terms of an Unsecured Subordinated Promissory Note, the principal amount of which is due August 31, 2009. The note bears annual interest at LIBOR plus 3%, and the payment of the note is subordinated in favor of AlbaHealth's senior bank lenders.

     In connection with the execution of the Membership Interest Redemption Agreement, we entered into an amendment to the existing general administrative services agreement under which we provided various general administrative services to AlbaHealth. Pursuant to this amendment, we were to be paid $766,000 for providing these services for the 12-month period ending January 1, 2007. We also agreed to sell to AlbaHealth as of January 1, 2007 for the price of $600,000 all of the computer hardware, including related software licenses and hardware and software leases comprising the computer system in Valdese, NC and Rockwood, TN, then owned by us and used by AlbaHealth. We were also granted the right to designate a non-voting observer to the Board of Managers of AlbaHealth until payment of the promissory note in full.

     UNSECURED SUBORDINATED PROMISSORY NOTE

     Under the terms of the Unsecured Subordinated Promissory Note issued to us by AlbaHealth, AlbaHealth agreed to use its reasonable best efforts to negotiate an increase in its revolving credit facility availability with its senior bank lenders in order to prepay the principal amount of the note if trailing 12-month EBIDTA of AlbaHealth for 2006, 2007 or 2008 reaches certain minimum amounts, unless such increase would subject AlbaHealth to increased interest rates or subject AlbaHealth to materially disadvantageous terms. AlbaHealth also agreed on limitations on its ability to pay dividends, other than as necessary to enable its security holders to pay taxes.

     Upon occurrence of certain events of default, including default in the payment of the principal when due, we can demand principal amount and all accrued unpaid interest to be immediately due and payable. In addition, upon the default in the payment of the principal, we also have the right to convert the principal balance into common units of AlbaHealth at a price of approximately $274.20 per common unit (subject to adjustments for dividends and other distributions).

     SUBORDINATION AGREEMENT

     Pursuant to a Subordination Agreement we entered into with SunTrust bank, as administrative agent for the lenders under AlbaHealth's Senior Credit Facility, we subordinated our claims against AlbaHealth under the Unsecured Subordinated Promissory Note to the full payment by AlbaHealth to the lenders under its senior credit agreement; provided so long as no Default or Event of Default under the senior credit agreement has occurred, we may receive (i) regularly scheduled payments of interest under the Unsecured Subordinated Promissory Note and (ii) any payments of principal and interest from AlbaHealth after August 31, 2009. AlbaHealth recently breached certain non-payment covenants under its Senior Credit Facility, but the lender under the Facility delivered a waiver with respect to these breaches.

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

     Tefron's EBDITA for 2004 was $11.809 million and pursuant to an amendment to the Tefron Agreement signed on March 31, 2005 Tefron issued to Norfet an additional 661,765 Ordinary Shares, instead of the adjustment mechanism provided for in the Tefron Agreement.

     Under the terms of the Tefron Agreement, the issue price per share will be increased in the event that, during the three-year period following the closing of the Tefron Agreement and the Macpell Agreement, the Investor sells at least 20% of the total number of shares purchased on April 22, 2004 from Tefron and Macpell and Arwol for cash or publicly traded securities (excluding publicly traded securities in connection with a merger or reorganization of Tefron), at an average price of at least $9.22 per share (after adjustments for dividends, share combinations and splits). The amount of the increase will be equal to the difference between the average sale price and the threshold of $9.22 (as so adjusted), provided that in any event, an upwards adjustment will be no more than $0.75 per each share. The amount of any increase is to be paid by the Investor to Tefron on the third anniversary of the closing of the Tefron Agreement and the Macpell Agreement.

     Since the Tefron Agreement, the Investor has sold 1,050,000 shares, which exceeds 20% of the total number of shares that the Investor purchased from Tefron, at a price of more than $9.97. Therefore, Norfet is to pay us an additional payment under the Tefron Agreement by April 22, 2007.

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

     The Registration Rights Agreement is substantially the same as the Registration Rights Agreement approved by the shareholders of Tefron and entered into by Company, Arwol and Macpell in November 2003, other than (i) the insertion of a new provision granting to the Investor, Arwol and Macpell the right, once every 18 months, to request a registration on Form F-3 (short form registration statement) when the aggregate net proceeds from the sale of such holders' securities is at least $3,000,000, in which event Tefron would be obligated keep such registration statement effective so as to permit sale of Ordinary Shares pursuant to the Registration Statement for a period of two years, subject to certain limitations, and (ii) the amendment of an existing provision granting to the Investor, Arwol and Macpell the right to request a registration even though Tefron is not eligible to use Form F-3 (short form registration statement), in which event Tefron would be obligated to keep such registration statement effective so as to permit sale of Ordinary Shares pursuant to the Registration Statement for a period of 120 days, subject to certain limitations.

     In connection with the execution of the Share Purchase Agreement with Leber Partners, L.P., we entered into a Registration Rights Agreement with Leber Partners, the Investor, Arwol and Macpell which replaced, and is on substantially the same terms as, the Registration Rights Agreement that we agreed to execute in connection with the Tefron Agreement. We filed a registration statement with the Securities and Exchange Commission in accordance with this agreement, and this registration statement has been declared effective. See "- Leber Partners, L.P. - Registration Rights Agreement."

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

     Under the terms of the Macpell Agreement, the issue price per share will be increased in the event that, during the three-year period following the closing of the Tefron Agreement and the Macpell Agreement, the Investor sells at least 20% of the total number of shares purchased on April 22, 2004 from Tefron, Macpell and Arwol for cash or publicly traded securities (excluding publicly traded securities in connection with a merger or reorganization of Tefron), at an average price of at least $9.22 per share (after adjustments for dividends, share combinations and splits). The amount of the increase will be equal to the difference between the average sale price and the threshold of $9.22 (as so adjusted), provided that in any event, an upwards adjustment will be no more than $0.75 per each share.

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

     Under the terms of the share purchase agreement, the issue price per share will be increased in the event that, during the three-year period following the closing of the agreement, the investors sell for cash or publicly traded securities (excluding publicly traded securities in connection with a merger or reorganization of Tefron) at least 20% of the total number of shares they purchased from Tefron at an average price of at least $9.22 per share (after adjustments for dividends, share combinations and splits). The amount of the increase will be equal to the difference between the average sale price and the threshold of $9.22, provided that in any event, an upwards adjustment will be no more than $0.75 per such sold share. The amount of any increase, up to $0.75 per share, is to be paid to Tefron on the third anniversary of the closing.

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

     On November 29, 2005, the Securities and Exchange Commission declared effective a Registration Statement on Form F-3 covering the resale of 11,521,259 Ordinary Shares held by the Principal Holders

CHINESE JOINT VENTURE AGREEMENT

     On May 8, 2006 the Company entered into Joint Venture Agreement (the "JV Agreement") with Langsha Knitting Co. Ltd., a company incorporated under the laws of the People's Republic of China ("Langsha") and Itochu Textile Materials
(Asia) Ltd., a company incorporated under the laws of Hong Kong ("ITM") for the establishment of a Chinese limited liability Company the name of which would be "Langsha Tefron Seamless Co. Ltd." (the "JV Company").

     THE OBJECTIVES OF THE JV COMPANY

     The purpose of the JV Company will be to design, develop, manufacture, market and sell seamless apparel for the purpose of becoming a leading company in the Asian seamless apparel market.

     INVESTMENTS OF THE PARTIES IN THE JV COMPANY'S CAPITAL

     The Parties will invest in the registered capital of the JV Company a total amount of US$4,008,016 as follows:

     o Within 6 (six) months after the establishment date of the JV Company, Tefron is to contribute to the JV Company's registered capital 144 machines (the "Machines"). It was agreed by the Parties that the Machines would be invested in the JV Company at a value of US$2,008,016, all in consideration for 50.1% of the Company's registered capital.

     o No later than two months after the establishment date of the JV Company, Langsha is to contribute to the JV Company's registered capital the amount of US$1,600,000 in cash and eight machines, all in consideration for 39.9% of the JV Company's registered capital.

     o No later than two months after the establishment date of the JV Company, ITM is to contribute to the JV Company's registered capital the amount of US$400,801 in cash in consideration for 10% of the JV Company's registered capital.

     TRANSFER OF INTERESTS IN THE JV COMPANY

     Except for a transfer of interests in the JV Company by any party to its affiliate or among affiliates, any party who wishes to transfer any part or all of its interests in the registered capital of the JV Company will be subject to a right of first offer mechanism, pursuant to which such Party will have to offer its interests to the other Parties prior to offering them to any third party.

     RESPONSIBILITIES OF THE PARTIES

     Tefron is to principally participate and cooperate in the design and development of new products, provide the JV Company with managerial consultation and assist the JV Company in installation, testing and operation of the equipment.

     Langsha is to, among other of its responsibilities in accordance with the JV Agreement, handle the matters relating to the establishment of the JV Company, assist the JV Company in selling and marketing its products in China (excluding certain areas) and in Asia, use its best efforts in assisting the JV Company to obtain favorable local regulatory and financial support as well as incentives and tax preferential treatment, handle customs clearance for importing equipment, raw materials and machinery imported by the JV Company, and assist the JV Company in obtaining preferred rights of land use for its operations.

     ITM is to, among other of its responsibilities in accordance with the JV Agreement, assist the JV Company in selling and marketing its products in Asia and enhance the overall image and position of the JV Company in Asia, provide information on market trends in raw materials and products, and consulting on technology, assist the JV Company in import-export procedures and cooperate in product distribution, and continuously use its contacts and acquaintances with the Chinese and Asian market in order to enhance the JV Company's business and protect the JV Company's rights in China (excluding certain areas) and in Asia.

     OTHER PROVISIONS

     The JV Company's products are to be marketed under the name "Langsha Tefron Seamless".

     The JV Agreement includes also non-compete, non-solicitation and confidentiality provisions.

     The JV Company's Board of Directors is to consist of five Directors, of which three Directors are to be appointed by Tefron, one Director is to be appointed by Langsha and one Director is to be appointed by ITM. The Chairman of the Board is to be appointed by Tefron, and the Vice Chairman of the Board is to be appointed by Langsha. Certain decisions, including any merger or division of the Company and any increase or decrease in the registered capital of the JV Company, requires unanimous approval of all Board members.

     The establishment process of the JV Company has not yet been concluded.

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

OUR CREDIT AGREEMENTS

     To finance the acquisition of Tefron USA, we entered into a credit agreement, dated as of December 13, 1999, with Bank Hapoalim B.M. and the Israel Discount Bank of New York, as subsequently amended. The Credit Agreement provided for a tender offer credit facility of up to $70.5 million.

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

     Pursuant to the amendment of our Credit Agreement, the repayment schedule of the loans will be spread over the period from 2007-2012.

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

     ISRAELI TAX CONSIDERATIONS. Capital gain tax is imposed on the disposal of capital assets by an Israeli resident, and on the disposal of such assets by a non-Israel resident if those assets either (i) are located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation; or (iii) represent, directly or indirectly, rights to assets located in Israel. The Israeli Tax Ordinance distinguishes between "Real Gain" and the "Inflationary Surplus". Real Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli CPI between the date of purchase and the date of disposal.

     The capital gain accrued by individuals on the sale of an asset purchased on or after January 1, 2003 will be taxed at the rate of 20%. However, if the individual shareholder is a "Controlling Shareholder" (I.E., a person who holds, directly or indirectly, alone or together with other, 10% or more of one of the Israeli resident company's means of control at the time of sale or at any time during the preceding 12 month period), such gain will be taxed at the rate of 25%. In addition, capital gain derived by an individual claiming deduction of financing expenses in respect of such gain will be taxed at the rate of 25%. The real capital gain derived by corporation will be generally subject to tax at the rate of 25%. However, the real capital gain derived from sale of securities, as defined in Section 6 of the Inflationary Adjustment Law, by a corporation, which was subject on December 31, 2005 to the provisions of Section 6 of the Inflationary Adjustment Law, will be taxed at the corporate tax rate (31% in 2006). The capital gain accrued on the sale of an asset purchased prior to January 1, 2003 will be subject to tax at a blended rate. The marginal tax rate for individuals (up to 49% in 2006) and the regular corporate tax rate for corporations (31% in 2006) will be applied to the portion of the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1, 2003 bears to the total holding period. The remainder of the gain realized will be subject to capital gains tax at the rates applicable to an asset purchased after January 1, 2003 (see aforementioned).

     Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (in 2006 - 31% tax rate for a corporation and a marginal tax rate of up to 49% for individual). Notwithstanding the foregoing, if the shareholder is a non-Israeli resident, then such taxation is subject to the provision of any applicable double tax treaty. Moreover, capital gain derived from the sale of the Shares by a non-Israeli shareholder may be exempt under the Israeli income tax ordinance from Israeli taxation provided the following cumulative conditions are met: (i) the Shares were purchased upon or after the registration of the Shares on the stock exchange, (ii) the seller doesn't have a permanent establishment in Israel to which the derived capital gain is attributed and (iii) if the seller is a corporation, less than 25% of its means of control are held by Israeli resident shareholders. In addition, the sale of the Shares may be exempt from Israeli capital gain tax under an applicable tax treaty. Thus, the U.S.-Israel Double Tax Treaty exempts U.S. resident from Israeli capital gain tax in connection with such sale, provided (i) the U.S. resident owned, directly or indirectly, less than 10% of an Israeli resident company's voting power at any time within the 12-month period preceding such sale; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days at the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel.

     Either the seller, the Israeli stockbrokers or financial institution through which the sold securities are held are obligated, subject to the above mentioned exemptions, to withhold tax upon the sale of securities from the real capital gain at the rate of 25% in respect of a corporation and 20% in respect of an individual.

     Generally, within 30 days of a transaction, a detailed return, including a computation of the tax due, should be submitted to the Israeli Tax Authority, and an advanced payment amounting to the tax liability arising from the capital gain is payable. At the sale of traded securities, the aforementioned detailed return may not be submitted and the advanced payment should not be paid if all tax due was withheld at source according to applicable provisions of the Israeli income tax ordinance and regulations promulgated thereunder. Capital gain is also reportable on the annual income tax return.

     2. DISTRIBUTIONS

     U.S. FEDERAL INCOME TAX CONSIDERATIONS. Subject to the discussion below under "Passive Foreign Investment Company Rules," a U.S. Holder generally will be required to include in gross income, as ordinary dividend income, the amount of any distributions paid on the Ordinary Shares (including the amount of any Israeli taxes withheld) to the extent that such distributions are paid out of Tefron's current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of Tefron's earnings and profits as so determined will be applied against and will reduce the U.S. Holder's adjusted tax basis in its Ordinary Shares and, to the extent they are in excess of such tax basis, will be treated as gain from a sale or exchange of such Ordinary Shares. Subject to certain limitations, "qualified dividend income" (which dividends paid by Tefron should qualify as) received by a non-corporate taxpayer generally is subject to U.S. federal income tax at a reduced rate. Dividends paid by Tefron will not qualify for the dividends-received deduction otherwise available to U.S. corporations.

     In the event Tefron pays dividends in a currency other than the U.S. dollar, such dividends will be includible in the gross income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are actually or constructively received by the U.S. Holder (regardless of whether the U.S. Holder in fact converts the dividends into U.S. dollars). Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is received to the date such foreign currency is disposed of will be treated as ordinary income or loss.

     Subject to complex conditions and limitations, any Israeli withholding tax imposed on dividends paid by Tefron (see generally the discussion below under "-Israeli Tax Considerations") will be a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability). In general, dividends will be treated as foreign-source passive income, for foreign tax credit purposes. There are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends that are subject to a reduced rate of tax. The rules governing foreign tax credits are complex, and U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.

     ISRAELI TAX CONSIDERATIONS. A distribution of dividends from income attributed to an "Approved Enterprise" will be subject to tax in Israel at the rate of 15%, subject to a reduced rate under any applicable double tax treaty. A distribution of dividends from income, which is not attributed to an Approved Enterprise, to an Israeli resident individual will generally be subject to income tax at a rate of 20%. However, a 25% tax rate will apply if the dividend recipient is a "Controlling Shareholder" (I.E., a person who holds, directly or indirectly, alone or together with other, 10% or more of one of the Israeli resident company's means of control at the time of distribution or at any time during the preceding 12 month period). If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from income tax provided that the income from which such dividend is distributed was derived or accrued within Israel.

     Under the Israeli income tax ordinance, a non-Israeli resident (either individual or corporation) is generally subject to an Israeli income tax on the receipt of dividends at the rate of 20% (25% if the dividends recipient is a "Controlling Shareholder" (as defined above)); those rates are subject to a reduced tax rate under an applicable double tax treaty. Thus, under the Double Tax Treaty concluded between the State of Israel and the U.S., the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends - the tax rate is 12.5%, (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company's income which was entitled to a reduced tax rate applicable to an "approved enterprise" under the Israeli Law for the Encouragement of Capital Investments of 1959 - the tax rate is 15%, and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the Israel U.S. Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

     An Israeli resident company whose shares are listed on a stock exchange is obligated to withhold tax, upon the distribution of a dividend attributed to an Approved Enterprise's income, from the amount distributed, at the following rates: (i) Israeli resident corporation - 15%, (ii) Israeli resident individual
- 15%, and (iii) non-Israeli resident - 15%, subject to a reduced tax rate under an applicable double tax treaty. If the dividend is distributed from an income not attributed to the Approved Enterprise, the following withholding tax rates will apply: (i) Israeli resident corporation - 0%, (ii) Israeli resident individual - 20% (iii) non-Israeli resident - 20%, subject to a reduced tax rate under an applicable double tax treaty.

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

10G. STATEMENTS BY EXPERTS

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

     As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934, as amended, prescribing the furnishing and content of proxy statements to shareholders. Certain of our SEC filings are also available to the pubic on the SEC website at http://www.sec.gov. Because we are a foreign private issuer, we, our directors and our officers are also exempt from the shortswing profit recovery and disclosure regime of section 16 of the Exchange Act.

10I. SUBSIDIARY INFORMATION

     Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN CURRENCY RISK

     Our operating expenses are influenced by changes in the exchange rates between the dollar and foreign currencies, especially the NIS. Our operational expenses increase when the dollar is devalued against such currencies. At December 31, 2006, our liabilities denominated in foreign currencies in the amount of $24.7 million represented 29.9% of our total liabilities of $82.4 million. At December 31, 2006, our assets denominated in foreign currencies in the amount of $8.4 million represented 5.1% of our total assets of $164.7 million. We may from time to time utilize derivative financial instruments to manage risk exposure to movements in foreign exchange rates. Accordingly, in 2002, a forward exchange contract was designated as hedging instrument. We do not engage in any speculative or profit motivated forward or derivatives activities. See "Item 3. Key Information - 3D. Risk Factors" and "Item 5. Operating and Financial Review and Prospects - Impact of Inflation and Currency Fluctuations.

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

     As of December 31, 2006, there were no gains or losses recognized in earnings for hedge ineffectiveness. As of December 31, 2006, we had outstanding forward contracts in the amount of $20.2 million. We enter into forward contracts only with well-established institutions, and therefore we believe that the liabilities that were owed to us at December 31, 2006 will be realized. In the event that forward contracts were to become unavailable to us for a period of time and the dollar were devalued against foreign currencies, our operational expenses would increase by an amount corresponding to the devaluation of the dollar as a result of our inability to hedge changes in exchange rates.

INTEREST RATE RISK

     Of our dollar-denominated financial liabilities at December 31, 2006, $25.3 million were loans denominated in dollar bearing interest at LIBOR. As a result, our interest expenses are sensitive to changes in LIBOR.

     Our dollar-denominated financial liabilities bear interest at 1.2% to 1.5% over LIBOR. A hypothetical ten percent shift in interest rates would result in a decrease (or increase) in net income of approximately $0.2 million.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not Applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14A. TO E. Not Applicable.

ITEM 15T. CONTROLS AND PROCEDURES

     (a) DISCLOSURE CONTROLS AND PROCEDURES. As of the end of the period covered by this report, we performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Act of 1933, as amended, is accumulated and communicated to the our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within Tefron to disclose material information otherwise required to be set forth in our reports. Nevertheless, our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Based on our evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15(d) - 15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report are effective at such reasonable assurance level.

     (b) MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING. Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act of 1934, as amended. The Company's internal control over financial reporting is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

     o pertain to the maintenance of our records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions;

     o provide reasonable assurance that our transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles;

     o provide reasonable assurance that our receipts and expenditures are made only in accordance with authorizations of our management and Board of Directors (as appropriate); and

     o provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

     Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2006 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, our management concluded that the Company's internal control over financial reporting were effective as of December 31, 2006.

     This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management's report in this Annual Report.

     (c) CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

16A. AUDIT COMMITTEE FINANCIAL EXPERT

     The Board of Directors has determined that Yacov Elinav is an "audit committee financial expert" as defined in Item 16A of Form 20-F. Mr. Elinav is an "independent" director in accordance with applicable NYSE and SEC regulations.

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

16C. ACCOUNTANTS' FEES AND SERVICES

     The following table presents the aggregate fees for professional services and other services rendered by Kost, Forer Gabbay & Kasierer in Israel, a member of Ernst & Young Global, and by McGladrey & Pullen, LLP in the United States to Tefron in 2006 and 2005.

                              US$ 2005        US$ 2006
                              --------        --------

Audit Fees (1)                $108,000        $119,250
Audit-related Fees (2)        $ 53,000              --
Tax Fees (3)                  $ 19,000        $ 90,850
All Other Fees (4)            $ 58,200        $ 54,400
TOTAL                         $238,200        $264,500

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

     During 2006, none of Audit-related Fees, Tax Fees or Other Fees provided to us by Kost, Forer Gabbay & Kasierer in Israel or by Ernst & Young or McGladrey & Pullen, LLP in the United States were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                       Page
                                                                       ----

Index to Consolidated Financial Statements                           F-1
Report of Registered Public Accounting Firm                          F-2
Consolidated Balance Sheets                                          F-3 - F-4
Consolidated Statements of Operations                                F-5
Consolidated Statements of Changes in Shareholders' Equity           F-6 - F-7
Consolidated Statements of Cash Flows                                F-8 - F-10
Notes to the Consolidated Financial Statements                       F-11 - F-41
Report of Independent Auditors for Alba Health LLC
for 2005 and 2004 Financial Statements                               F-42

ITEM 19.       EXHIBITS

1.1. Memorandum of Association of the Company (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form F-1 (No. 333-7538) filed on August 29, 1997).

1.2.           Amended and Restated Articles of Association of the Company.

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

2.8 Loan Agreement, dated as of December 21, 2004, between Israel Discount Bank and Hi-Tex Founded by Tefron Ltd (incorporated by reference to Exhibit 2.12 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004).

2.9 Loan Agreement, dated as of December 31, 2004, between Bank Hapoalim and Hi-Tex Founded by Tefron Ltd (incorporated by reference to Exhibit 2.13 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004).

2.10 Loan Agreement, dated as of December 25, 2004, between Israel Discount Bank and the Company (incorporated by reference to Exhibit 2.14 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004).

2.11 Loan Agreement, dated as of December 31, 2004, between Bank Hapoalim and the Company (incorporated by reference to Exhibit
               2.15 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004).

2.12 The total amount of long-term debt securities of the Company authorized under any instrument, other than as exhibited hereto, does not exceed 10% of the total assets of the Company on a consolidated basis. The Company hereby agrees to furnish to the SEC, upon request, a copy of any instrument defining the rights of holders of long-term debt of the Company or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

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

4.1 Employment Agreement, dated as of August 5, 2002, between the Company and Sigi Rabinowicz (incorporated by reference to Exhibit
               4.2 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2002).

4.2 Consulting and Management Services Agreement, dated as of August 5, 2002, between the Company, New York Delights Ltd., and Arie Wolfson (incorporated by reference to Exhibit 4.3 to the Company's Annual Report on Form 20 F for the fiscal year ended December 31, 2002).

4.3 Management and Services Agreement, effective as of July 30, 2003, between the Company, Yosef Shiran and Shiran & Partners - Consulting, Entrepreneurship, and Financing (incorporated by reference to Exhibit 4.4 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003).

4.4 Letter, dated March 28, 2007, from General Counsel of Company to Mr. Yosef Shiran re: amendments to Management and Services Agreement.

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

4.6 Membership Interest Redemption Agreement, dated April 26, 2006, by and between AlbaHealth, LLC and Tefron USA, Inc.

4.7 Subordination Agreement, dated April 26, 2006, by Tefron USA, Inc. in favor of Suntrust Bank, in its capacity as administrative agent for the lenders from time to time party to the Senior Credit Agreement.

4.8 Unsecured Subordinated Promissory Note in the principal amount of US $3 million, dated April 26, 2006, by AlbaHealth LLC. in favor of Tefron USA, Inc.

4.9 Share Purchase Agreement dated February 17, 2004, by and between the Company and Norfet Limited Partnership, including related Registration Rights Agreement attached as a schedule (incorporated by reference to Exhibit 4.9 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003).

4.10 Amendment to Purchase Agreement, dated March 31, 2005, by and between the Company and Norfet Limited Partnership (incorporated by reference to Exhibit 4.11 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004).

4.11 Share Purchase Agreement, made as of March 3, 2004, by and between Tefron and Leber Partners, L.P, including related Registration Rights Agreement attached as a schedule (incorporated by reference to Exhibit 4.10 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31,
               2003).

4.12 Amendment to Agreement, dated March 31, 2005, by and between the Company and Leber Partners, L.P (incorporated by reference to
               Exhibit 4.13 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004).

4.13 Private Equity Credit Agreement, dated as of March 9, 2004, by and between the Company and Brittany Capital Management Limited (incorporated by reference to Exhibit 4.11 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31,
               2003).

4.14 Registration Rights Agreement, dated as of March 9, 2004, by and between the Company and Brittany Capital Management Limited (incorporated by reference to Exhibit 4.12 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31,
               2003).

4.15 Agreement, dated as of July 5, 2006, between Macpell Industries Ltd. and the Company regarding the lease of properties.

4.16 Joint Venture Agreement, dated as of May 8, 2006, by and between the Company, Langsha Knitting Co. Ltd. and Itochu Textile Materials (Asia) Ltd.

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

14.(a).1 Consent of Kost, Forer Gabbay & Kasierer, a member of Ernst & Young Global.

14.(a).2       Consent of McGladrey & Pullen, LLP.

                        TEFRON LTD. AND ITS SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2006

                            U.S. DOLLARS IN THOUSANDS

                                      INDEX

                                                                      PAGE
                                                                 --------------

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM               F - 2

CONSOLIDATED BALANCE SHEETS                                       F - 3 - F - 4

CONSOLIDATED STATEMENTS OF OPERATIONS                                 F - 5

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                     F - 6 - F - 7

CONSOLIDATED STATEMENTS OF CASH FLOWS                             F - 8 - F - 10

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                       F - 11 - F - 41

REPORT OF INDEPENDENT AUDITORS FOR ALBAHEALTH LLC
FOR 2005 AND 2004 FINANCIAL STATEMENTS                                F - 42

[ERNST & YOUNG LOGO]

                      o   KOST FORER GABBAY & KASIERER  o   Phone: 972-3-6232525
                          3 Aminadav St.                    Fax: 972-3-5622555
                          Tel-Aviv 67067, Israel

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                  TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

                                   TEFRON LTD.

      We have audited the accompanying consolidated balance sheets of Tefron Ltd. ("the Company") and its subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We did not audit the financial statements of Alba Health LLC ("Alba Health"), a former subsidiary in which the Company sold its interest on April 20, 2006, whose statements constitute 21.5% of total consolidated assets as of December 31, 2005, and whose revenues constitute 16.7% and 18.7% of total consolidated revenues for the years ended December 31, 2004 and 2005, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for Alba Health, is based solely on the reports of the other auditors.

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

      In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States.

      As discussed in Note 2n to the consolidated financial statements, the Company adopted the provision of Statement of Accounting Standard No. 123(R), "Share-Based Payment", effective January 1, 2006.

Tel-Aviv, Israel                                  KOST FORER GABBAY & KASIERER
March 28, 2007                                  A Member of Ernst & Young Global

                                                TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                         DECEMBER 31,
                                                                                    ---------------------
                                                                             NOTE      2005       2006
                                                                             ----   ---------   ---------
     ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                                                        $   7,652   $   3,966
   Short term deposit                                                                       -      10,089
   Marketable securities                                                      3             -       4,975
   Trade receivables (net of allowances of $ 273 and $ 183 at December
      31, 2005 and 2006, respectively)                                                 25,978      30,655
   Other accounts receivable and prepaid expenses                             4         4,956       4,166
   Inventories                                                                5        26,382      28,912
                                                                                    ---------   ---------

TOTAL current assets                                                                   64,968      82,763
                                                                                    ---------   ---------

LONG TERM INVESTMENTS:

Bank deposit                                                                                -       1,029
Severance pay fund                                                                        634         778
Subordinate note                                                                            -       3,000
                                                                                    ---------   ---------

TOTAL long term investments                                                               634       4,807
                                                                                    ---------   ---------

PROPERTY, PLANT AND EQUIPMENT, NET                                            6        80,859      77,086
                                                                                    ---------   ---------

ASSETS ATTRIBUTED TO DISCONTINUED OPERATIONS                                           40,053           -
                                                                                    ---------   ---------

TOTAL assets                                                                        $ 186,514   $ 164,656
                                                                                    =========   =========

The accompanying notes are an integral part of the consolidated financial statements.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

                                                                                         DECEMBER 31,
                                                                                    ---------------------
                                                                             NOTE      2005       2006
                                                                             ----   ---------   ---------
   LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short-term bank credit                                                      7     $  14,713   $       -
  Current maturities of long-term bank loans                                  9         6,373       5,948
  Trade payables                                                                       27,865      31,143
  Other accounts payable and accrued expenses                                 8         8,721      10,402
                                                                                    ---------   ---------

TOTAL current liabilities                                                              57,672      47,493
                                                                                    ---------   ---------

LONG-TERM LIABILITIES:
  Long-term loans from banks (net of current maturities)                      9        35,535      19,322
  Deferred taxes                                                             13g        9,116      12,313
  Accrued severance pay                                                                 2,695       3,298
                                                                                    ---------   ---------

TOTAL long-term liabilities                                                            47,346      34,933
                                                                                    ---------   ---------

LIENS, CONTINGENCIES AND COMMITMENTS                                         10

LIABILITIES AND MINORITY INTEREST ATTRIBUTED TO DISCONTINUED
  OPERATIONS                                                                           26,811           -
                                                                                    ---------   ---------

SHAREHOLDERS' EQUITY:                                                        11
   Share capital -
     Ordinary shares of NIS 1 par value - Authorized: 49,995,500 shares; Issued: 19,010,376 and 21,747,568 shares at
       December 31, 2005 and 2006, respectively; Outstanding:
       18,012,976 and 20,750,168 shares at December 31, 2005 and 2006,
       respectively                                                                     6,810       7,411
   Additional paid-in capital                                                          83,069     101,684
   Deferred stock-based compensation                                                     (198)          -
   Cumulative other comprehensive income                                                  307          55
   Accumulated deficit                                                                (27,895)    (19,512)
   Less - 997,400 Ordinary shares in treasury, at cost                                 (7,408)     (7,408)
                                                                                    ---------   ---------

 TOTAL shareholders' equity                                                            54,685      82,230
                                                                                    ---------   ---------

 TOTAL liabilities and shareholders' equity                                         $ 186,514   $ 164,656
                                                                                    =========   =========

The accompanying notes are an integral part of the consolidated financial statements.

    March 28, 2007
------------------------      --------------------------    ---------------------------    --------------------------
Date of approval of the               Ishay Davidi                  Yosef Shiran                 Asaf Alperovitz
 financial statements                   Chairman                  CEO and Director                     CFO

                                                TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

                                                                                            YEAR ENDED DECEMBER 31,
                                                                                    -----------------------------------------
                                                                            NOTE        2004          2005           2006
                                                                            ----    -----------    -----------    -----------

Sales                                                                               $   148,620    $   171,336    $   188,104
Cost of sales                                                                12a        136,424        141,621        145,144
                                                                                    -----------    -----------    -----------

Gross profit                                                                             12,196         29,715         42,960
Selling and marketing expenses                                                           11,309          8,984         11,573
General and administrative expenses                                                       5,603          4,595          5,504
                                                                                    -----------    -----------    -----------

Operating income (loss)                                                                  (4,716)        16,136         25,883
Financial expenses, net                                                      12b          3,888          3,189          1,912
                                                                                    -----------    -----------    -----------

Income (loss) before taxes on income                                                     (8,604)        12,947         23,971
Taxes on income                                                              13d             83          4,297          5,711
                                                                                    -----------    -----------    -----------

Income (loss) from continuing operations                                                 (8,687)         8,650         18,260
Income (loss) from discontinued operations
  (including impairment and other costs related to the exercise of
  the put option), net of taxes                                                           1,822         (5,357)           120
                                                                                    -----------    -----------    -----------

Net income (loss)                                                                   $    (6,865)   $     3,293    $    18,380
                                                                                    ===========    ===========    ===========

Basic and diluted net earnings (losses) per share
  from continuing operations:
  Basic net earnings (losses) per share                                             $     (0.56)   $      0.49    $      0.90
                                                                                    ===========    ===========    ===========
  Diluted net earnings (losses) per share                                           $     (0.56)   $      0.47    $      0.88
                                                                                    ===========    ===========    ===========

Basic and diluted net earnings (losses) per share
  from discontinued operations:
  Basic net earnings (losses) per share                                             $      0.12    $     (0.30)   $      0.01
                                                                                    ===========    ===========    ===========
  Diluted net earnings (losses) per share                                           $      0.12    $     (0.29)   $      0.01
                                                                                    ===========    ===========    ===========

Basic and diluted net earnings (losses) per share:
  Basic net earnings (losses) per share                                             $     (0.44)   $      0.19    $      0.91
                                                                                    ===========    ===========    ===========
  Diluted net earnings (losses) per share                                           $     (0.44)   $      0.18    $      0.89
                                                                                    ===========    ===========    ===========

Weighted average number of shares used for computing
  basic earnings (losses) per share                                                  15,603,904     17,719,275     20,210,722
                                                                                    ===========    ===========    ===========
Weighted average number of shares used for computing
  diluted earnings (losses) per share                                                15,603,904     18,542,618     20,754,566
                                                                                    ===========    ===========    ===========

The accompanying notes are an integral part of the consolidated financial statements.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

                                                                         CUMULATIVE
                                              ADDITIONAL    DEFERRED       OTHER                      TOTAL
                           ORDINARY DEFERRED    PAID-IN   STOCK-BASED  COMPREHENSIVE ACCUMULATED  COMPREHENSIVE TREASURY
                            SHARES   SHARES     CAPITAL  COMPENSATION       GAIN        DEFICIT       INCOME     SHARES     TOTAL
                           -------- --------  ---------- ------------  ------------- -----------  ------------- --------  --------

Balance as of January 1,
  2004                     $  5,575 $      1  $   62,810 $          -  $           - $   (24,323)               $ (7,408) $ 36,655

Issuance of shares (net
  of issuance expenses in
  the amount of $ 296)        1,007        -      15,393            -              -           -                       -    16,400
Deferred stock-based
  compensation                    -        -       1,040       (1,040)             -           -                       -         -
Amortization of deferred
  stock-based compensation        -        -           -          554              -           -                       -       554
Net loss                          -        -           -            -              -      (6,865)                      -    (6,865)
                           -------- --------  ---------- ------------  ------------- -----------                --------  --------

Balance as of December
  31, 2004                    6,582        1      79,243         (486)             -     (31,188)                 (7,408)   46,744

Settlement of the
  conditional obligation
  with respect to
  issuance of shares            200        -       3,254            -              -           -                       -     3,454
Exercise of stock options
  related to employees
  and directors                  28        -         428            -              -           -                       -       456
Cancellation of deferred
  shares                          -       (1)          1            -              -           -                       -         -
Deferred stock-based
  compensation                    -        -         143         (143)             -           -                       -         -
Amortization of deferred
  stock-based compensation        -        -           -          431              -           -                       -       431
Comprehensive income:
  Unrealized gain on
    hedging derivative            -        -           -            -            307           -  $         307        -       307
  Net income                      -        -           -            -              -       3,293          3,293        -     3,293
                           -------- --------  ---------- ------------  ------------- -----------  ------------- --------  --------

Total comprehensive income                                                                        $       3,600
                                                                                                  =============
Balance as of December
  31, 2005                 $  6,810 $      -  $   83,069 $       (198) $         307 $   (27,895)               $ (7,408) $ 54,685
                           -------- --------  ---------- ------------  ------------- -----------                --------  --------

                                                TEFRON LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

                                                                     CUMULATIVE
                                          ADDITIONAL    DEFERRED        OTHER                       TOTAL
                                ORDINARY    PAID-IN    STOCK-BASED  COMPREHENSIVE  ACCUMULATED  COMPREHENSIVE  TREASURY
                                 SHARES     CAPITAL   COMPENSATION       GAIN        DEFICIT        INCOME      SHARES     TOTAL
                                --------  ----------  ------------  -------------  -----------  -------------  --------  --------

Balance as of January 1, 2006   $  6,810  $   83,069  $       (198) $         307  $   (27,895)                $ (7,408) $ 54,685

Issuance of shares and options
  (net of issuance expenses in
  the amount of $ 1,333)             389      13,427             -              -            -                        -    13,816
Exercise of stock options
  related to employees,
  directors and others               195       3,430             -              -            -                        -     3,625
Exercise of tradable options
  issued at the secondary
  offering                            17         955                                                                          972
Cash dividend                          -           -             -              -       (9,997)                       -    (9,997)
Reclassification of deferred
  stock compensation due to
  implementation of SFAS 123(R)        -        (198)          198              -            -                        -         -
Compensation related to options
  granted to employees                 -         555             -              -            -                        -       555
Tax benefit related to exercise
  of stock options                     -         446             -              -            -                                446
Comprehensive income:
  Realized gain on hedging
    derivative                         -           -             -           (307)           -  $        (307)        -      (307)
  Unrealized gain on hedging
    derivative                         -           -             -             52            -             52         -        52
  Unrealized gain on marketable
    securities                         -           -             -              3            -              3         -         3
  Net income                           -           -             -              -       18,380         18,380         -    18,380
                                --------  ----------  ------------  -------------  -----------  -------------  --------  --------

Total comprehensive income                                                                      $      18,128
                                                                                                =============
Balance as of December
  31, 2006                      $  7,411  $  101,684  $          -  $          55  $   (19,512)                $ (7,408) $ 82,230
                                ========  ==========  ============  =============  ===========                 ========  ========

The accompanying notes are an integral part of the financial statements.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                       YEAR ENDED DECEMBER 31,
                                                                   ------------------------------
                                                                      2004      2005       2006
                                                                   --------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                                $ (6,865)  $  3,293   $ 18,380
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Loss (income) from discontinued operations                       (1,822)     5,357       (120)
  Depreciation, amortization and impairment of property, plant
    and equipment                                                     9,992      9,686      8,719
  Compensation related to options granted to employees                  554        431        555
  Loss related to conditional obligation                                150          -          -
  Increase (decrease) in severance pay, net                             380       (588)       459
  Increase (decrease) in deferred taxes, net                           (827)     4,670      2,128
  Realization of pre-acquisition acquired operating losses              489          -          -
  Accrual of interest on short and long-term deposits                     -          -       (100)
  Gain on sale and accretion of discount on marketable
    securities                                                            -          -        (57)
  Loss (gain) on sale of property, plant and equipment, net              23       (409)       (73)
  Decrease (increase) in trade receivables, net                       3,515     (9,099)    (4,677)
  Decrease (increase) in other accounts receivable and prepaid
    expenses                                                           (233)       884       (417)
  Decrease (increase) in inventories                                 (1,471)     3,740     (2,530)
  Increase in trade payables                                            209        793      3,278
  Increase (decrease) in other accounts payable and accrued
    expenses                                                           (898)      (946)     1,718
                                                                   --------   --------   --------

Net cash provided by continuing operating activities                  3,196     17,812     27,263
Net cash provided by discontinued operating activities                3,714      2,999        507
                                                                   --------   --------   --------

Net cash provided by operating activities                             6,910     20,811     27,770
                                                                   --------   --------   --------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property, plant and equipment                          (8,637)    (4,960)    (4,688)
  Investment grants received                                          1,156        452      1,218
  Proceeds from sale of property, plant and equipment                   422        475        335
  Dividend received from discontinued operations                        662        484        140
  Proceeds from sale of subsidiary, net                                   -          -      9,917
  Investment in short and long-term deposits and marketable
    securities                                                            -          -    (22,894)
  Proceeds from sale of marketable securities                             -          -      6,961
  Proceeds from the Company's insurance policy for plant and
    machinery damage                                                      -        619          -
  Earn out payments related to acquisition of Macro Clothing (b)       (106)      (261)         -
                                                                   --------   --------   --------

Net cash used in continuing investing activities                     (6,503)    (3,191)    (9,011)
Net cash used in discontinued investing activities                     (975)      (779)      (172)
                                                                   --------   --------   --------

Net cash used in investing activities                                (7,478)    (3,970)    (9,183)
                                                                   --------   --------   --------

The accompanying notes are an integral part of the consolidated financial statements.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                       YEAR ENDED DECEMBER 31,
                                                                   ------------------------------
                                                                     2004       2005       2006
                                                                   --------   --------   --------

CASH FLOWS FROM FINANCING ACTIVITIES:

  Repayment of long-term bank loans                                $ (9,854)  $ (6,038)  $(21,188)
  Proceeds from long-term bank loans                                      -          -      5,000
  Payments under capital lease                                        1,412       (206)         -
  Decrease in short-term bank credit, net                            (9,276)    (3,642)   (14,713)
  Excess tax benefit from exercise of stock options related to
    employees and directors                                               -          -        446
  Proceeds from exercise of stock options related to employees
    and directors                                                         -        456      3,175
  Exercise of tradable options issued at the secondary offering           -          -        972
  Proceeds from issuance of shares and options, net                  19,704          -     13,816
  Dividend paid to shareholders                                           -          -     (9,446)
                                                                   --------   --------   --------

Net cash provided by (used in) continuing financing activities        1,986     (9,430)   (21,938)
Net cash used in discontinued financing activities                   (3,606)    (2,768)      (544)
                                                                   --------   --------   --------

Net cash used in financing activities                                (1,620)   (12,198)   (22,482)
                                                                   --------   --------   --------

Increase (decrease) in cash and cash equivalents                     (2,188)     4,643     (3,895)
Decrease in cash and cash equivalents attributed to discontinued
  operations                                                            867        548        209
                                                                   --------   --------   --------

Increase (decrease) in cash and cash equivalents attributed to
  continuing operations                                              (1,321)     5,191     (3,686)
Cash and cash equivalents at beginning of year                        3,782      2,461      7,652
                                                                   --------   --------   --------

Cash and cash equivalents at end of year                           $  2,461   $  7,652   $  3,966
                                                                   ========   ========   ========

The accompanying notes are an integral part of the financial statements.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                       YEAR ENDED DECEMBER 31,
                                                                   ------------------------------
                                                                     2004       2005       2006
                                                                   --------   --------   --------

(a)   CASH PAID DURING THE YEAR FOR:

         Interest                                                  $  1,479   $  3,139   $  2,504
                                                                   ========   ========   ========

         Income taxes, net of refunds received                     $    272   $    204   $    996
                                                                   ========   ========   ========

(b)   ACQUISITION OF MACRO CLOTHING:

         Goodwill                                                  $   (367)  $      -   $      -
         Accrued payments                                               261       (261)         -
                                                                   --------   --------   --------

                                                                   $   (106)  $   (261)  $      -
                                                                   ========   ========   ========

(c)   SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING
        ACTIVITY:

         Purchase of property, plant and equipment by credit,
           net of investment grants receivable                     $   (490)  $  1,418   $    266
                                                                   ========   ========   ========

         Unsecured subordinated promissory note as a partial
           consideration of the sale of Alba Health                $      -   $      -   $  3,000
                                                                   ========   ========   ========

         Exercise of options in exchange for a bank loan           $      -   $      -   $    450
                                                                   ========   ========   ========

         Deferred tax asset related to tax benefit derived from
           exercise of options by employees                        $      -   $      -   $    446
                                                                   ========   ========   ========

The accompanying notes are an integral part of the consolidated financial statements.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 1:  -  GENERAL

            a. Tefron Ltd, a company organized under the laws of the State of Israel ("the Company") and its subsidiaries are engaged in the design, manufacture and sale of knitted intimate apparel, swimwear and active wear, which are manufactured using two different techniques (seamless and cut and sew) (see also Note
                  16). The Company's principal markets are the United States and Europe.

                  The Company's significant subsidiaries are Hi-Tex, founded by the Company ("Hi-Tex"), which commenced operations in 1997, Tefron USA, Inc., and Macro Clothing Ltd. ("Macro") which was purchased in April 2003.

            b.    During 2004, 2005 and 2006, 72.4%, 76.9% and 77.4%,
                  respectively, were derived from the three largest customers all located in the United States. The Company's arrangements with its customers do not contain minimum purchase requirements and there can be no assurance that the principal customers will continue to purchase the Company's products in the same volumes or on the same terms as they have done in the past. A material decrease of purchases made by the major customers or a material adverse change in the terms of such purchases could have a material adverse effect on the Company's results of operations.

            c.    Discontinued operations:

                  The Company had a put option to sell its ownership interest in Alba Health, one of its subsidiaries, to Alba Health. On December 22, 2005, the Company delivered a notice of exercise to Alba Health and the other parties to the put option agreement. On April 26, 2006, the Company finalized the sale of its interest in Alba Health. Under the terms of the transaction, the Company received an aggregate consideration of approximately $ 13,000, consisting of approximately $ 10,000 in cash and $ 3,000 pursuant to the terms of an unsecured subordinated promissory note, the principal amount of which will be due on August 31, 2009. The note will bear annual interest at the rate of LIBOR plus 3% payable quarterly, and the payment of the note will be subordinated in favor of Alba Health's senior bank lenders. Since the closing date of the sale, Alba Health business has been treated as a discontinued operation in the Company's financial statements. This transaction was accounted for in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), and EITF 03-13, "Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations".

                  The results of operations including sales, cost of sales, operating expenses, financial expenses, taxes on income and impairment and other costs related to the exercise of the put option for the years ended December 31, 2004 and 2005, and for the period ended April 26, 2006, have been reclassified in the accompanying statements of income and presented as discontinued operations. The Company's balance sheet as of December 31, 2005, reflects the net assets of Alba Health as total assets and total liabilities of discontinued operations within long-term liabilities and long-term assets. The Company had previously reported its Alba Health business as a separate segment (Healthcare USA) as required by Statement of Financial Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS No. 131"). Separate financial information regarding AlbaHealth, which was accounted for as discontinued operations as follows:

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 1:  -  GENERAL (CONT.)

                                                                                               FOR THE
                                                                           YEAR ENDED          PERIOD
                                                                          DECEMBER 31,          ENDED
                                                                      --------------------    APRIL 26,
                                                                        2004        2005        2006
                                                                      --------    --------    ---------

            Sales                                                     $ 34,199    $ 34,249    $   7,474
            Cost of sales                                               23,513      24,596        5,524
                                                                      --------    --------    ---------

            Gross profit                                                10,686       9,653        1,950
            Selling and marketing expenses                               4,199       4,542        1,076
            General and administrative expenses                          1,276       1,308          338
            Impairment and other expenses related to the put
              option exercise                                                -       6,073            -
                                                                      --------    --------    ---------

            Operating income (loss)                                      5,211      (2,270)         536
            Financial expenses, net                                      1,324       1,182          243
                                                                      --------    --------    ---------

            Income (loss) before taxes on income                         3,887      (3,452)         293
            Taxes on income                                                120       3,521            9
            Minority interest in losses (earnings) of subsidiaries      (1,945)      1,616         (164)
                                                                      --------    --------    ---------

            Net income (loss)                                         $  1,822    $ (5,357)   $     120
                                                                      ========    ========    =========

                                                                                       DECEMBER 31,
                                                                                  ---------------------
                                                                                    2005         2006
                                                                                  --------    ---------

            Current assets                                                        $  8,660    $       -
            Other assets                                                            31,393            -
                                                                                  --------    ---------

            Total assets                                                          $ 40,053    $       -
                                                                                  ========    =========

            Current liabilities                                                   $  7,153    $       -
            Long term liabilities                                                    5,499            -
            Minority interest                                                       14,159            -
                                                                                  --------    ---------

            Total liabilities and minority interest                               $ 26,811    $       -
                                                                                  ========    =========

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 1:  -  GENERAL (CONT.)

            d.    Acquisition of Macro Clothing Ltd. ("Macro"):

                  In April 2003, the Company agreed to acquire 100% of the outstanding Ordinary shares of Macro from Macpell Industries Ltd. ("Macpell"). Macro manufactures, markets and sells swimsuits and beachwear. The purchase has diversified the Company's line of products. Under the terms of the acquisition agreement, contingent payments based on certain financial performance criteria amounting to $ 367 were recorded in 2004 out of which $ 106 were paid in 2004 and $ 261 in 2005. As a result, the Company recorded an additional consideration which increased the purchase price and was allocated to income tax expenses, due to realization of tax losses derived from pre-acquisition.

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

NOTE 2: -  SIGNIFICANT ACCOUNTING POLICIES

            The consolidated financial statements have been reclassified for AlbaHealth, which qualified as discontinued operations through December 31, 2006 in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

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

            b.    Financial statements in U.S. dollars:

                  The accompanying consolidated financial statements have been prepared in U.S. dollars, as the currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the U.S. dollar. The majority of sales is made in U.S. dollars, and a significant portion of purchases of materials and property, plant and equipment is denominated U.S. dollars. Thus, the functional and the reporting currency of the Company is the U.S. dollar.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:  -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

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

            e.    Short-term deposit:

                  A short-term bank deposit has a maturity of more than three months but less than one year. The deposit is in U.S. dollars and bears an average interest of 5.34%. The short-term deposit is presented at cost, including accrued interest.

            f.    Inventories:

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

            g.    Marketable securities

                  The Company accounts for its investments in marketable securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities".

                  Management determines the appropriate classification of its investments in marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities are classified as available for sale at fair value, with the unrealized gains and losses, net of tax, reported in other comprehensive income, amortization of premiums and accretion of discounts and interest are included in financial expenses, net. As of December 31, 2006, no impairment losses have been identified.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:  -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

            h.    Long-term deposit:

                  A long-term bank deposit is a deposit with a maturity of more than one year. The deposit is in NIS and bears an average interest of 5.31%. The long-term deposit is presented at cost, including accrued interest.

            i.    Goodwill:

                  Goodwill attributable to Alba Health, a former subsidiary (see
                  Note 1c in reference to discontinued operations), is measured as the excess of the cost of an acquired company over the total of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. Goodwill is not amortized, but rather reviewed for impairment at least annually in accordance with the provisions of SFAS No. 142.

                  SFAS No.142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. The Company performed annual impairment tests during 2004 and no impairment losses were identified. However, the annual impairment test performed in 2005 resulted in an impairment of $ 5,683 to the goodwill related to Alba Health, a former subsidiary (see Note 1c).

            j.    Property, plant and equipment, net:

                  Property, plant and equipment are stated at cost, net of accumulated depreciation and investment grants. Investment grants are recorded at the time the Company is entitled to such grants. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

                                                                          %
                                                                      --------

                  Buildings                                                2.5
                  Machinery and equipment                                    7
                  Installations and leasehold improvements              5 - 10    (mainly 5)
                  Furniture and office equipment                        6 - 25    (mainly 6)
                  Motor vehicles                                            15

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:  -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                  Leasehold improvements are amortized over the term of the lease, including reasonably assured renewal options, or the useful lives of the assets, whichever is shorter. The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of by sale are reported at the lower of the carrying amount or fair value less costs to sell. The impairment for the year ended December 31, 2004, was $ 771. There was no impairment for the years 2005 and 2006.

            k.    Severance pay:

                  The Company's liability for severance pay in Israel is calculated pursuant to Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its Israeli employees, is fully provided by monthly deposits with insurance policies, pension and severance pay funds and by an accrual. The deposited funds include profits accumulated up to the balance sheet date.
                  The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these funds. Severance pay expenses amounted to $ 1,708, $ 1,221 and $ 1,505 for the years ended December 31, 2004, 2005 and 2006, respectively.

            l.    Revenue recognition:

                  Revenues from sales are recognized in accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements" ("SAB No. 104"), when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable, no further obligation exists and collectibility is probable.

                  Alba Health, a former subsidiary (see Note 1d in reference to discontinued operations), maintains a provision for charge-backs and returns, in accordance with Statement of Financial Accounting Standard No. 48, "Revenue Recognition When a Right of Return Exists". The provision for charge-backs and returns amounted to $ 122 and $ 244 for the years ended December 31, 2004 and 2005, respectively.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:  -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

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

            n.    Accounting for stock-based compensation:

                  At December 31, 2006, the Company has a stock-based compensation plan, which is described more fully in Note 11d. Prior to January 1, 2006, the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44") in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of the Company's stock options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized. No stock-based compensation cost was recognized in the statement of operations for the years ended December 31, 2005 and 2004, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

                  Prior to January 1, 2006, the Company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS No. 148"), which amended certain provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. The Company continues to apply the provisions of APB No. 25 in accounting for stock-based compensation.

                  SFAS No. 123(R) requires the cash flows resulting from the tax deductions in excess of the compensation costs recognized for those stock options to be classified as financing cash flows. The $ 446 excess tax benefit classified as financing cash inflows would have been classified as an operating cash flow if the Company had not adopted SFAS No. 123(R).

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:  -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                  The following table illustrated the effect on net income and earnings per share if the Company has applied the fair value recognition provisions of Statement 123 to options granted under the Company's stock option plans in all periods presented prior to the adoption of Statement 123(R). For purposes of this pro forma disclosure, the value of the options is estimated using a Black-Scholes-Merton option-pricing formula and amortized to expense over the options' vesting periods.

                  The following table illustrates the effect on net income
                  (loss) and net earnings (losses) per share, assuming that the Company had applied the fair value recognition provision of SFAS No. 123 on its stock-based employee compensation:

                                                                                         YEAR ENDED DECEMBER 31,
                                                                                         -----------------------
                                                                                            2004          2005
                                                                                         ----------    ---------

                  Net income (loss) from continuing operations, as reported              $   (8,687)   $   8,650
                  Add: Stock-based compensation expense included in the
                     determination of net income (loss) as reported                             554          431
                  Deduct: Stock-based compensation expense related to
                     employee stock options                                                  (1,359)        (888)
                                                                                         ----------    ---------

                  Net income (loss), including the effect of stock-based
                     compensation expense from continuing operations                     $   (9,492)   $   8,193
                  Income (loss) from discontinued operations, net of taxes               $    1,822    $  (5,357)
                                                                                         ----------    ---------

                  Net income (loss), including effect of stock-based
                     compensation expense                                                $   (7,670)   $   2,836
                                                                                         ==========    =========

                  Basic and diluted net earnings (losses) per share, as reported:
                     Basic net earnings (losses) per share                               $    (0.44)   $    0.19
                                                                                         ==========    =========
                     Diluted net earnings (losses) per share                             $    (0.44)   $    0.18
                                                                                         ==========    =========

                  Basic and diluted net earnings (losses) per share, including the effect of stock-based compensation expenses:

                     From continuing operations:
                        Basic net earnings (losses) per share                            $    (0.61)   $    0.46
                                                                                         ==========    =========
                        Diluted net earnings per share                                   $    (0.61)   $    0.44
                                                                                         ==========    =========

                     From discontinued operations:
                        Basic net earnings (losses) per share                            $     0.12    $   (0.30)
                                                                                         ==========    =========
                        Diluted net earnings(losses) per share                           $     0.12    $   (0.29)
                                                                                         ==========    =========

                     From total operations:
                        Basic net earnings (losses) per share                            $    (0.49)   $    0.16
                                                                                         ==========    =========
                        Diluted net earnings (losses) per share                          $    (0.49)   $    0.15
                                                                                         ==========    =========

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:  -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                  Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R") which requires the measurement and recognition of compensation expenses based on estimated fair values for all share-based payment awards made to employees and directors. SFAS 123R supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), for periods beginning in fiscal 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to SFAS 123R.

                  SFAS 123R requires company to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated income statement.

                  The Company elected to use the modified prospective transition method as permitted by SFAS 123R and therefore has not restated its financial results for prior periods. Under this transition method, stock-based compensation expense for the year ended December 31, 2006 includes compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123. Stock-based compensation expense for all stock-based compensation awards granted subsequent to January 1, 2006 was based on the grant date fair value estimated in accordance with the provisions of SFAS 123R.

                  The Company recognizes compensation expenses for the value of its awards granted subsequent to January 1, 2006, based on the straight-line method, and for awards granted previously, based on the accelerated attribution method, over the requisite service period of each of the awards, net of estimated forfeitures.

                  As a result of adopting SFAS 123R on January 1, 2006, the Company's income before income taxes and net income for the year ended December 31, 2006 is $ 414 lower than if it had continued to account for stock-based compensation under APB
                  25. Basic and diluted net income per share for the year ended December 31, 2006, are $ 0.02 higher than if the Company had continued to account for share-based compensation under APB 25.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:  -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                  The following table sets forth the total stock-based compensation expense resulting from stock options included in the consolidated statements of operation.

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                                    2006
                                                                ------------

                  Cost of sales                                 $         75
                  Selling and marketing expenses                          48
                  General and administrative expenses                    432
                                                                ------------

                  Total stock-based compensation expense        $        555
                                                                ============

                  Net cash proceeds from the exercise of stock options were $ 456 and $ 3,175 for the years ended December 31, 2005 and 2006, respectively. Income tax benefits from stock option exercises were $0 and $446 for the years ended December 31, 2005 and 2006, respectively.

                  The fair value of stock-based awards was estimated at the date of grant using the Black-Scholes model with the following weighted-average assumptions for the years ended December 31, 2004, 2005 and 2006:

                                                        2004    2005    2006
                                                        ----    ----    ----

                  Risk-free interest rate                 2%    4.4%    4.8%
                  Expected dividend yield                 0%      0%      0%
                  Expected volatility                    36%     37%     37%
                  Expected lives (years)                  3     3.5       4

                  The weighted average fair values at grant dates of options granted during 2006, 2005 and 2004, were $ 3.7, $ 2.3 and $
                  2.4, respectively. All options were granted with an exercise price equal to the market value at the date of grant.

                  The Company's computation of expected volatility for the years ended December 31, 2006, 2005 and 2004 is based on its historical market-based volatility. The computation of expected life is based on historical exercise patterns. The interest rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant.

            o.    Fair value of financial instruments:

                  The carrying amount reported in the balance sheet for cash and cash equivalents, bank deposits, marketable securities, trade receivables, short-term bank credit and trade payables approximates their fair values due to the short-term maturities of such instruments. Values of long-term loans approximate their fair values due to the variable interest rates of these loans.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:  -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

            p.    Basic and diluted earnings (losses) per share:

                  Basic earnings (losses) per share are computed based on the weighted average number of Ordinary shares outstanding during the year. Diluted earnings (losses) per share are computed based on the weighted average number of Ordinary shares outstanding during the year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with SFAS No. 128, "Earnings per Share".

            q.    Concentrations of credit risk:

                  Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, marketable securities and trade receivables. Cash and cash equivalents are invested mainly in U.S. dollars with major banks in Israel. Accordingly, the Company's management believes that minimal credit risk exists with respect to cash and cash equivalents. Trade receivables are derived from sales to major customers located primarily in the U.S. The allowance for doubtful accounts comprises specific accounts the collectibility of which, based upon management's estimate, is doubtful. The doubtful account expenses for the years ended December 31, 2004, 2005 and 2006, were $ 16, $ 181 and $ (6), respectively.

                  The Company's management believes that since the abovementioned activities were transacted with well-established institutions, the liabilities owed to the Company will be fulfilled.

            r.    Derivatives and hedging:

                  The Company accounts for derivatives and hedging based on Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires the Company to recognize all derivatives on the balance sheet at fair value. If the derivatives meet the definition of a cash flow hedge and is so designated, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is recognized in earnings depending on the exposure being hedged. During 2004, 2005 and 2006, there were no gains or losses recognized in earnings for hedge ineffectiveness.

                  In 2005 and 2006, the Company entered into forward transactions in order to hedge the variability of anticipated expenses and balances denominated in new Israeli shekels ("NIS") and, in 2006 only, of revenues denominated in Euro, both due to changes of the U.S. dollar against the NIS and Euro as applicable. The net profits (losses) that resulted from these contracts and were recognized in earnings during 2005 and 2006 were ($ 145) and $ 1,765, respectively.

                  As of December 31, 2006, unrealized gains on hedging derivative instruments amounted to $ 52. This unrealized gain is included in accumulated other comprehensive income.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 2:  -  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

            s.    Impact of recently issued accounting pronouncements:

                  In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 creates a single model to address uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 clearly scopes out income taxes from Financial Accounting Standards Board Statement No. 5, "Accounting for Contingencies." FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). FIN 48 applies to all tax positions related to income taxes subject to Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes." This includes tax positions considered to be "routine" as well as those with a high degree of uncertainty. Derecognition of a tax position that was previously recognized would occur when a company subsequently determines that a tax position no longer meets the more-likely-than-not threshold of being sustained. FIN 48 specifically prohibits the use of a valuation allowance as a substitute for derecognition of tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. Management is in the process of evaluating the possible impact of the adoption of FIN 48 on its consolidated financial statements.

                  In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements." This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company has not yet determined the effect that the adoption of SFAS No. 157 will have on its consolidated financial statements.

                  In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"), which permits companies to choose to measure certain financial instruments and other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company will adopt SFAS No. 159 no later than January 1, 2008. The Company has not yet determined the effect that the adoption of SFAS No. 159 will have on its consolidated financial statements.

            t.    Reclassification:

                  Certain prior year amounts were reclassified to conform to current year financial statement presentation.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 3:  -  MARKETABLE SECURITIES

            As of December 31, 2006, the Company's securities are classified into available for sale marketable securities.

            The following is a summary of marketable securities:

                                                                                          DECEMBER 31, 2006
                                                                   -----------------------------------------------------------------
                                                                                       GROSS
                                                                                    UNREALIZED        ACCRETION           MARKET
                                                                      COST             GAINS         OF DISCOUNT          VALUE
                                                                   ------------   --------------   ---------------   ---------------

            Available for sale:

              Debt securities                                             4,952                3                20             4,975
                                                                   ============   ==============   ===============   ===============

NOTE 4:  -  OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

                                                               DECEMBER 31,
                                                          ---------------------
                                                             2005        2006
                                                          ---------   ---------
            Government authorities:
               VAT, customs and other levies recoverable  $   1,508   $     996
               Investment grant receivable                    1,130           -
               Government participation in extraordinary
               expenses due to the war                            -         710
            Deferred income taxes (see Note 13g)                360         459
            Advances to suppliers                               380         556
            Prepaid expenses                                  1,030         484
            Other                                               548         961
                                                          ---------   ---------

                                                          $   4,956   $   4,166
                                                          =========   =========

NOTE 5:  -  INVENTORIES

                                                              DECEMBER 31,
                                                          ---------------------
                                                             2005        2006
                                                          ---------   ---------

            Raw materials, accessories and
            packaging materials                           $   9,189   $  12,832
            Work-in progress                                 10,165      10,632
            Finished products                                 7,028       5,448
                                                          ---------   ---------

                                                          $  26,382   $  28,912
                                                          =========   =========

            In the years ended December 31, 2004, 2005 and 2006, the Company recorded inventory write-downs in the amount of $ 969, $ 660 and $ 815, respectively. These write-downs were recorded as cost of sales.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 6:  -  PROPERTY, PLANT AND EQUIPMENT, NET

            Composition of assets grouped by major classifications, are as follows:

                                                               DECEMBER 31,
                                                          ---------------------
                                                             2005        2006
                                                          ---------   ---------
            Cost:
               Buildings (2)                              $   4,303   $   3,566
               Machinery and equipment                      175,458     178,682
               Installation and leasehold improvements        5,403       5,943
               Motor vehicles                                   442         446
               Furniture and office equipment                 1,757       2,683
               Investment grants                            (33,130)    (33,217)
                                                          ---------   ---------

                                                            154,233     158,103
                                                          ---------   ---------
            Accumulated depreciation:
               Buildings                                        942         529
               Machinery and equipment                       86,352      95,528
               Installation and leasehold improvements        3,804       4,071
               Motor vehicles                                   386         407
               Furniture and office equipment                   963       1,624
               Investment grants                            (19,073)    (21,142)
                                                          ---------   ---------

                                                             73,374      81,017
                                                          ---------   ---------

            Depreciated cost                              $  80,859   $  77,086
                                                          =========   =========

            (1) Depreciation, amortization and impairment expenses for the years ended December 31, 2004, 2005 and 2006 were $ 9,992, $ 9,686 and $ 8,719, respectively.

            (2) During 2004, the Company had decided to dispose of five buildings of the seamless segment. The buildings were classified as held-for-sale and were presented in other accounts receivable, in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). Accordingly, these buildings were measured at the lower of their carrying amount or fair value less costs to sell. In respect of the above, the Company recorded a loss in the amount of $ 771, resulting from the adjustment of the carrying amount of the buildings to their fair value less costs to sell. In November 2004, two of the buildings were sold for proceeds of $ 160.

                  As for liens, see Note 10.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 7:  -  SHORT-TERM BANK CREDIT

                                                        WEIGHTED AVERAGE
                                                         INTEREST RATE
                                                      ---------------------
                                                           DECEMBER 31,            DECEMBER 31,
                                                      ---------------------   ---------------------
                                                        2005         2006        2005       2006
                                                      ---------   ---------   ---------   ---------
                                                                 %
                                                      ---------------------

            Short-term bank credit                       6.5          -       $  14,713   $       -
                                                                              =========   =========

            As for collateral, see Note 10.

NOTE 8:  -  OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                                                   DECEMBER 31
                                                                              ---------------------
                                                                                 2005        2006
                                                                              ---------   ---------

            Employees and payroll accruals                                    $   3,377   $   3,407
            Accrued expenses                                                      3,694       2,937
            Equipment suppliers                                                     650         925
            Tax payable                                                               -       3,133
            Short-term deferred taxes (see Note 13g)                              1,000           -
                                                                              ---------   ---------

                                                                              $   8,721   $  10,402
                                                                              =========   =========

NOTE 9:  -  LONG-TERM LOANS

            a.    Composition:

                                                         WEIGHTED AVERAGE
                                                           INTEREST RATE
                                                      ---------------------
                                                           DECEMBER 31,          DECEMBER 31,
                                                      ---------------------   ---------------------
                                                          2005       2006        2005        2006
                                                      ---------   ---------   ---------   ---------
                                                                %
                                                      ---------------------

                Loans in U.S. dollars:
                  Banks (variable interest
                    LIBOR plus 1.2%-2.75%)            5.9 - 6.8   5.9 - 6.9   $  41,908   $  25,270

                Less - current maturities:
                  Loans from banks and others                                     6,373       5,948
                                                                              ---------   ---------

                                                                              $  35,535   $  19,322
                                                                              =========   =========

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 9:  -  LONG-TERM LOANS (CONT.)

            b.   The loans as of December 31, 2006 mature as follows:

                 DECEMBER 31,
                 -------------------------------------------------------

                 2007 (current maturities)                  $      5,947
                 2008                                              5,947
                 2009                                              5,544
                 2010                                              2,749
                 2011 and thereafter                               5,083
                                                            ------------

                                                            $     25,270
                                                            ============

            c. Upon the closing of the Share Purchase Agreement with the investor controlled by FIMI (see Note 11), the Company entered into new financing arrangements with its bank creditors. The new financing arrangements contain different financial covenants and ratios from those in the Company's previous bank loan agreements. As of December 31, 2006, the Company met those covenant criteria. During 2006, the Company entered into a better financing arrangement with new bank creditors.

            d.    As for collateral, see Note 10.

NOTE 10: -  LIENS, CONTINGENCIES AND COMMITMENTS

            a. All bank debt is collateralized by a floating charge (a continuing charge on the Company's present and future assets but permitting the Company to dispose of such assets in the ordinary course of business) on all of the assets of the Company and its subsidiaries.

            b. In accordance with the provisions of the Law for the Encouragement of Capital Investments, 1959, the Company and its subsidiaries in Israel received grants from the State of Israel in respect of investments in their plants. The conditions in the letters of approval extending the grants from the State of Israel primarily include, among others, the requirements that the investments be made according to the approved plan and that at least 30% of the investments be financed by outstanding share capital. Non-fulfillment of these conditions would require the refund of the grants to be linked to the Consumer Price Index in Israel from the date of receipt plus interest. To guarantee fulfillment of the conditions for receipt of the grants, the Company and its subsidiaries have recorded floating charges on all of their assets in favor of the State of Israel.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 10: -  LIENS, CONTINGENCIES AND COMMITMENTS (CONT.)

            c. The facilities of the Company and most of its Israeli subsidiaries are located in buildings leased for various periods ending between 2007 and 2024, including renewal options.

                 The significant leases are from a related party ending between 2007 and 2024 (including renewal options which the Company intends to renew) at an annual rent of $ 2,383, linked to the U.S. CPI. The remaining lease payments are in, or linked to, the U.S. dollar.

                 The aggregate minimum rental commitments under non-cancelable leases, based on the above agreements as of December 31, 2006, are as follows:

                 2007                                       $   3,080
                 2008                                           2,773
                 2009                                           2,670
                 2010                                           2,518
                 2011 and thereafter                            2,943
                                                            ---------

                                                            $  13,984
                                                            =========

                 Rental expenses for the years ended December 31, 2004, 2005 and 2006, amounted to $ 3,163, $ 3,345 and $ 3,174, respectively.

            d.   Legal proceedings:

                 A former employee of the Company has filed lawsuits against the Company and three of its former or current officers, with the Israeli District Court and the Israeli Labor Law Court, seeking damages in the amount of approximately $ 1,700, in connection with damages allegedly incurred by him as a result of his imprisonment in Egypt. The matter is at a preliminary stage and the Company's management believes that the claim is without merit and should be dismissed, and thus no accrual was made in the financial statements.

                 Except as provided above, there are no material pending legal proceedings, other than litigation incidental in the ordinary course of business to which the Company or any of its subsidiaries are subject.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 11: -  SHAREHOLDERS' EQUITY

            a. On September 28, 2005, the Company's shares were also listed for trade on the Tel-Aviv Stock Exchange ("TASE").

                 On December 27, 2005, Tefron published a prospectus in Israel in connection with a proposed underwritten offering to the public in Israel of either Ordinary shares or a combination of Ordinary shares and options exercisable into Ordinary shares. The publication of the prospectus was approved by the Israeli Securities Authority and by the Tel-Aviv Stock Exchange. The offering was made only by Tefron, and not by any selling shareholder. As a result of the offering completed on January 10, 2006, the Company raised a net amount of $ 13,816 composed of a combination of 1,800,000 Ordinary shares and 600,000 options to purchase the Company's Ordinary shares at an exercise price of $ 9.49 (denominated in NIS and subject to dividend adjustments). The options are exercisable until January 9, 2007. As of December 31, 2006, 142,263 of theses options were exercised and 457,737 options remained unexercised.

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

NOTE 11: -  SHAREHOLDERS' EQUITY (CONT.)

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

                 Under the financing agreement, the Company will be entitled to issue shares to Southridge from time to time, at its own election, subject to certain minimum and maximum limitations, but in no event will Southridge be obligated to own more than 4.99% of the Company's Ordinary shares at any time. The price to be paid by Southridge will be at a discount of 6% on the market price of the Company's Ordinary shares (as calculated under the agreement) during a period prior to the issuance of the shares. Before drawing on the equity line, the Company must satisfy certain closing conditions, including the effectiveness of a registration statement to be filed by the Company, relating to the shares to be issued to Southridge. As of December 31, 2006, no funds were called.

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

NOTE 11: -  SHAREHOLDERS' EQUITY (CONT.)

                 Except for these options, all other options are granted with an exercise price equal to the market value at the date of grant. The weighted average fair values of the options granted during 2004, 2005 and 2006 were $ 2.0, $ 2.2 and $ 3.7, respectively.

                 As of December 31, 2006, 29,663 options were available for future grants under the aforementioned plan.

                 A summary of the Company's share option activity under the plan is as follows:

                                                               YEAR ENDED DECEMBER 31,
                                        ------------------------------------------------------------------------
                                                  2004                      2005                     2006
                                        ----------------------    ----------------------   ---------------------
                                                      WEIGHTED                  WEIGHTED                WEIGHTED
                                                      AVERAGE                    AVERAGE                 AVERAGE
                                          NUMBER      EXERCISE      NUMBER      EXERCISE     NUMBER     EXERCISE
                                        OF OPTIONS     PRICE      OF OPTIONS      PRICE    OF OPTIONS     PRICE
                                        ----------    --------    ----------    --------   ----------   --------

                 Options outstanding
                    at beginning of
                    year                 1,817,323    $   4.54     2,422,805    $   4.48    2,477,054   $   4.70
                 Changes during the
                    year:
                    Granted                730,000    $   4.26       210,000    $   6.34       80,000   $  10.13
                    Forfeited or
                    canceled              (124,518)   $   4.23       (23,000)   $   4.16       (6,250)  $   3.50
                    Exercised                    -    $      -      (132,751)   $   3.72     (719,929)  $   3.93
                                        ----------                ----------               ----------

                 Options outstanding
                    at end of year       2,422,805    $   4.48     2,477,054    $   4.70    1,830,875   $   5.24
                                        ==========    ========    ==========    ========   ==========   ========

                 Options exercisable
                    at the end of the
                    year                 1,422,551    $   4.83     1,911,388    $   4.70    1,417,542   $   5.02
                                        ==========    ========    ==========    ========   ==========   ========

                 The following table summarizes significant ranges of outstanding and exercisable options as of December 31, 2006:

                                              OPTIONS OUTSTANDING                            OPTIONS EXERCISABLE
                              -----------------------------------------------------   ----------------------------------
                                             WEIGHTED-        WEIGHTED-                            WEIGHTED-
                                              AVERAGE         AVERAGE                              AVERAGE
                  RANGE OF                   REMAINING        EXERCISE    AGGREGATE                EXERCISE    AGGREGATE
                  EXERCISE    NUMBER OF   CONTRACTUAL LIFE   PRICE PER    INTRINSIC   NUMBER OF   PRICE PER    INTRINSIC
                   PRICES      OPTIONS       (IN YEARS)        SHARE        VALUE      OPTIONS      SHARE        VALUE
                 ----------   ---------   ----------------   ----------   ---------   ---------   ----------   ---------
                     $                                           $                                    $
                 ----------                                  ----------                           ----------

                 3. 20-4.31   1,303,375               5.85         3.89   $   8,617   1,137,542         3.84   $   7,577
                 5.34-5.37      140,000               8.56         5.34         722      17,500         5.35          90
                    7.2          60,000               8.83         7.14         201      15,000         7.14          50
                 8.13-9.50      228,500               2.34         8.80         390     188,500         8.85         310
                   11.28         40,000               9.33        11.27           -           -            -           -
                   15.00         59,000               3.46        15.00           -      59,000        15.00           -
                              ---------                                   ---------   ---------                ---------

                              1,830,875               5.72         5.24   $   9,930   1,417,542         5.02   $   8,027
                              =========   ================   ==========   =========   =========   ==========   =========

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 11: -  SHAREHOLDERS' EQUITY (CONT.)

                  The aggregate intrinsic value in the table above represents the total intrinsic value (i.e., the difference between the Company's closing stock price on the last trading day of the year of fiscal 2006 and the exercise price, times the number of shares) that would have been received by the option holders had all option holders exercised their options on December 31, 2006. This amount changes based on the fair market value of the Company's share. Total intrinsic value of options exercised is $ 5,429 for the year ended December 31, 2006. Total fair value of options vested is $ 607 for the year ended December 31, 2006.

                  As of December 31, 2006, $ 570 of total unrecognized compensation cost related to stock options is expected to be recognized over an approximate weighted-average period of 1.4 years.

            e.    Dividend distribution:

                  On August 8, 2006 and on November 7, 2006, the Company's Board of Directors declared a dividend of $ 5,000 each, payable to shareholders on record as of August 31, 2006 and as of November 30, 2006, respectively, out of earnings that are not attributable to an "Approved Enterprise" (see Note 13c). The dividends were paid on September 14, 2006 and on December 14, 2006, respectively. The dividend distributed from income attributable to sources other than the "Approved Enterprise" programs.

NOTE 12: -  SUPPLEMENTARY INFORMATION TO STATEMENTS OF OPERATIONS

                                                                       YEAR ENDED DECEMBER 31,
                                                                ----------------------------------
                                                                   2004        2005         2006
                                                                ---------   ----------   ---------
            a.    Cost of sales:

                  Materials                                     $  70,170   $   74,568   $  76,031
                  Salaries and related expenses                    31,690       26,414      23,310
                  Subcontracting                                   10,152       11,337      18,785
                  Other production costs                           17,163       17,730      17,971
                  Depreciation                                      8,292        8,751       7,934
                  Decrease (increase) in work-in progress and
                     finished products                             (1,043)       2,821       1,113
                                                                ---------   ----------   ---------

                                                                $ 136,424   $  141,621   $ 145,144
                                                                =========   ==========   =========

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 12: -  SUPPLEMENTARY INFORMATION TO STATEMENTS OF OPERATIONS (CONT.)

            b.    Financial expenses:

                                                                       YEAR ENDED DECEMBER 31,
                                                                ----------------------------------
                                                                   2004        2005         2006
                                                                ---------   ----------   ---------

                  Interest on long-term loans                   $   1,847   $    2,777   $   2,245
                  Interest on short-term loans                        384          533          42
                  Interest on tax assessment                            -          300           -
                  Interest income on bank deposits and others           -            -        (837)
                  Exchange rate differences, net                      450       (1,057)        538
                  Bank expenses and other, net                      1,057          491         289
                  Loss (profit) from forward exchange
                     transactions                                       -          145        (365)
                  Loss related to conditional obligation              150            -           -
                                                                ---------   ----------   ---------

                                                                $   3,888   $    3,189   $   1,912
                                                                =========   ==========   =========

NOTE 13: -  TAXES ON INCOME

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

NOTE 13: -  TAXES ON INCOME (CONT.)

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

                  Tax-exempt income attributable to the "Approved Enterprise" cannot be distributed to shareholders without subjecting the Company to taxes except upon complete liquidation of the Company. If such retained tax-exempt income is distributed in a manner other than upon the complete liquidation of the Company, it would be taxed at the reduced corporate tax rate applicable to such profits (between 10%-25%). The Company does not intend to distribute any amounts of its undistributed tax-exempt income as a dividend. The Company intends to reinvest its tax-exempt income and not to distribute such income as a dividend. No deferred income taxes have been provided on income attributable to the Company's Approved Enterprise programs as the undistributed tax exempt income is essentially permanent in duration.

                  The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the Law, regulations published thereunder and the certificates of approval for the specific investments in approved enterprises.

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

                  On April 1, 2005, an amendment to the Investment Law came into effect ("the Amendment") and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Beneficiary Enterprise, such as provisions generally requiring that at least 25% of the Beneficiary Enterprise's income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 13: -  TAXES ON INCOME (CONT.)

                  However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Israeli companies with Approved Enterprise status will generally not be subject to the provisions of the Amendment. As a result of the amendment, tax-exempt income generated under the provisions of the new law, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2006, the Company did not generate income subject to the provision of the new law.

            d.    Taxes on income included in the statements of operations:

                                                        YEAR ENDED DECEMBER 31,
                                                    ------------------------------
                                                      2004       2005       2006
                                                    --------   --------   --------

                  Current taxes                     $    572   $    422   $  3,583
                  Deferred taxes                        (853)     3,666      2,128
                  Taxes in respect of prior years        364        209          -
                                                    --------   --------   --------

                                                    $     83   $  4,297   $  5,711
                                                    ========   ========   ========

                  Domestic                          $   (476)  $  4,190   $  5,603
                  Foreign                                559        107        108
                                                    --------   --------   --------

                                                    $     83   $  4,297   $  5,711
                                                    ========   ========   ========

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 13: -  TAXES ON INCOME (CONT.)

            e.    Effective tax:

                  Reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of operations is as follows:

                                                                       YEAR ENDED DECEMBER 31,
                                                                ----------------------------------
                                                                   2004        2005         2006
                                                                ---------   ----------   ---------

                  Income (loss) before taxes, as reported in
                    the consolidated statements of operations   $  (8,604)  $   12,947   $  23,971
                                                                =========   ==========   =========

                  Statutory tax rate                                   35%          34%         31%
                                                                =========   ==========   =========

                  Taxes (tax saving) calculated at the
                    Israeli statutory tax rate                  $  (3,011)  $    4,402   $   7,431
                  Increase (decrease) in taxes resulting from
                    "Approved Enterprise" benefits                    676       (1,297)     (1,581)
                  Deferred taxes on losses and temporary
                    differences for which valuation allowance
                    was provided                                    1,982          736           -
                  Nondeductible expenses                               88          181         124
                  Change in tax rate used for computation of
                    deferred taxes                                    (83)           -           -
                  Taxes in respect of prior years                     366          209        (125)
                  Other                                                65           66        (138)
                                                                ---------   ----------   ---------

                  Actual tax expenses                           $      83   $    4,297   $   5,711
                                                                =========   ==========   =========

            f.    Income before taxes on income is comprised
                    as follows:

                  Israel                                        $  (5,681)  $   14,410   $  24,243
                  Foreign                                          (2,923)      (1,463)       (272)
                                                                ---------   ----------   ---------

                  Total                                         $  (8,604)  $   12,947   $  23,971
                                                                =========   ==========   =========

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 13: -  TAXES ON INCOME (CONT.)

            g.    Deferred taxes:

                  Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                            DECEMBER 31,
                                                                       ----------------------
                                                                          2005         2006
                                                                       ---------    ---------
                  Asset (liability) in respect of:
                    Property, plant and equipment                      $ (12,898)   $ (12,799)
                    Allowances and provisions                                820          887
                    Expected realization of foreign subsidiary            (1,000)        (150)
                    Net operating loss carryforward                        3,352          208
                                                                       ---------    ---------

                  Net deferred tax assets before valuation allowance      (9,726)     (11,854)
                  Valuation allowance (1)                                      -            -
                                                                       ---------    ---------

                  Net deferred tax liability                           $  (9,726)   $ (11,854)
                                                                       =========    =========

                  Presented in balance sheet:
                    Long-term liability                                $  (9,116)   $ (12,313)
                    Other liabilities                                     (1,000)           -
                    Short-term assets                                          -          459
                    Other receivables                                        390            -
                                                                       ---------    ---------

                  Net deferred tax liability                           $  (9,726)   $ (11,854)
                                                                       =========    =========

                  Domestic                                             $  (8,726)   $ (11,704)
                  Foreign                                                 (1,000)        (150)
                                                                       ---------    ---------

                  Net deferred tax                                     $  (9,726)   $ (11,854)
                                                                       =========    =========

                  (1) The net change in the total valuation allowance for the years ended December 31, 2004, 2005 and 2006 is $ 1,949, $ 5,551 and $ 0, respectively.

                  (2) The deferred taxes are computed based on enacted tax rates expected to apply at the time of reversal (average rate of 22%).

            h.    Final tax assessments:

                  The Company and Hi-Tex, one of the Company's Israeli subsidiaries, received final tax assessments through 1999.

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 14: -  CUMULATIVE OTHER COMPREHENSIVE INCOME

                                                           DECEMBER 31,
                                                       -------------------
                                                         2005       2006
                                                       --------   --------

            Net income                                 $  3,293   $ 18,380
            Realized gain on hedging derivative               -       (307)
            Unrealized gain from hedging derivative         307         52
            Unrealized gain on marketable securities          -          3
                                                       --------   --------

                                                       $  3,600   $ 18,128
                                                       ========   ========

NOTE 15: -  EARNINGS (LOSS) PER SHARE

            The following table sets forth the computation of basic and diluted net earnings (losses) per share ("EPS"):

                                                                             YEAR ENDED DECEMBER 31,
                                                                  ----------------------------------------------
                                                                       2004             2005            2006
                                                                  -------------    -------------   -------------

            Income (loss) from continuing operations              $      (8,687)   $       8,650   $      18,260
                                                                  =============    =============   =============
            Income (loss) from discontinued operations
               (including impairment and other costs related to
               the exercise of the put option)                            1,822           (5,357)            120
                                                                  -------------    -------------   -------------

            Net income (loss)                                     $      (6,865)   $       3,293   $      18,380
                                                                  =============    =============   =============

            Weighted average Ordinary shares outstanding -
               Basic EPS                                          $  15,603,904    $  17,719,275   $  20,210,722

            Dilutive effect:
            Employee and directors stock options                              -          823,343         543,844
                                                                  -------------    -------------   -------------

            Weighted average Ordinary shares outstanding -
               Diluted EPS                                           15,603,904       18,542,618      20,754,566
                                                                  =============    =============   =============

            Basic and diluted net earnings (losses) per share
               from continuing operations:
            Basic net earnings (losses) per share                 $       (0.56)   $        0.49   $        0.90
                                                                  =============    =============   =============
            Diluted net earnings (losses) per share               $       (0.56)   $        0.47   $        0.88
                                                                  =============    =============   =============

            Basic and diluted net earnings (losses) per share
               from discontinued operations:
            Basic net earnings (losses) per share                 $        0.12    $       (0.30)  $        0.01
                                                                  =============    =============   =============
            Diluted net earnings (losses) per share               $        0.12    $       (0.29)  $        0.01
                                                                  =============    =============   =============

            Basic and diluted net earnings (losses) per share:
            Basic net earnings (losses) per share                 $       (0.44)   $        0.19   $        0.91
                                                                  =============    =============   =============
            Diluted net earnings (losses) per share               $       (0.44)   $        0.18   $        0.89
                                                                  =============    =============   =============

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 15: -  EARNINGS (LOSS) PER SHARE (CONT.)

            The total weighted average number of outstanding options excluded from the calculation of diluted earnings per share, since they would have an anti-dilutive effect, were 342,500 and 169,000 for the year ended December 31, 2005 and 2006, respectively.

            In 2004, all outstanding stock options were excluded from the calculation of the diluted net loss per Ordinary share because they had an anti-dilutive effect.

NOTE 16: -  SEGMENT REPORTING

            a.    General information:

                  The Company has two production lines: knitted apparel ("Cut and Sew") and seamless apparel ("Seamless"). Unlike the Cut and Sew process, the Seamless process includes the utilization of a single machine that transforms yarn directly into a nearly complete garment.

                  The Company has two reportable segments:

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

            b.    Reportable segments:

                                                              YEAR ENDED DECEMBER 31, 2006
                                                         --------------------------------------
                                                         CUT & SEW -
                                                           ISRAEL       SEAMLESS   CONSOLIDATED
                                                         -----------   ---------   ------------

                  Sales to unaffiliated customers        $    85,951   $ 102,153   $    188,104
                                                         ===========   =========   ============

                  Operating income                       $     9,517   $  16,366   $     25,883
                                                         ===========   =========
                  Financial expenses, net                                                 1,912
                                                                                   ------------

                  Income before taxes on income                                    $     23,971
                                                                                   ============

                  Depreciation and amortization          $     2,170   $   6,549   $      8,719
                                                         ===========   =========   ============

                  Identifiable and total assets at
                    December 31, 2006                    $    33,986   $ 102,667   $    136,653
                                                         ===========   =========
                  Assets attributed to discontinued
                    operations                                                                -
                  Corporate assets                                                       28,003
                                                                                   ------------

                  Total assets                                                     $    164,656
                                                                                   ============

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 16: -  SEGMENT REPORTING (CONT.)

                                                                      YEAR ENDED DECEMBER 31, 2005
                                                                 --------------------------------------
                                                                 CUT & SEW -
                                                                   ISRAEL       SEAMLESS   CONSOLIDATED
                                                                 -----------   ----------  ------------

            Sales to unaffiliated customers                      $    61,454   $  109,882  $    171,336
                                                                 ===========   ==========  ============

            Operating income                                     $     2,877   $   13,259  $     16,136
                                                                 ===========   ==========
            Financial expenses, net                                                               3,189
                                                                                           ------------

            Income before taxes on income                                                  $     12,947
                                                                                           ============

            Depreciation and amortization                        $     3,082   $    6,604  $      9,686
                                                                 ===========   ==========  ============

            Identifiable and total assets at December 31, 2005   $    37,697   $   95,522  $    133,219
                                                                 ===========   ==========
            Assets attributed to discontinued operations                                         40,053
            Corporate assets                                                                     13,242
                                                                                           ------------

            Total assets                                                                   $    186,514
                                                                                           ============

                                                                      YEAR ENDED DECEMBER 31, 2004
                                                                 --------------------------------------
                                                                 CUT & SEW -
                                                                   ISRAEL       SEAMLESS   CONSOLIDATED
                                                                 -----------   ----------  ------------

            Sales to unaffiliated customers                      $    65,272   $   83,348  $    148,620
                                                                 ===========   ==========  ============

            Operating income (loss)                              $     3,497   $   (8,213) $     (4,716)
                                                                 ===========   ==========
            Financial expenses, net                                                               3,888
                                                                                           ------------

            Income (loss) before taxes on income                                           $     (8,604)
                                                                                           ============

            Depreciation and amortization                        $     2,824   $    7,168  $      9,992
                                                                 ===========   ==========  ============

            c.    The Company's sales by geographic area are as follows:

                                                                        YEAR ENDED DECEMBER 31,
                                                                 --------------------------------------
                                                                    2004          2005         2006
                                                                 -----------   ----------  ------------

                  North America                                  $   134,715   $  153,984  $    145,205
                  Europe                                               8,044       11,074        34,050
                  Israel                                               2,892        3,865         4,906
                  Other                                                2,969        2,413         3,943
                                                                 -----------   ----------  ------------

                                                                 $   148,620   $  171,336  $    188,104
                                                                 ===========   ==========  ============

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 16: -  SEGMENT REPORTING (CONT.)

            d.    Sales to major customers:

                                                                         YEAR ENDED DECEMBER 31,
                                                                 --------------------------------------
                                                                    2004          2005         2006
                                                                 -----------   ----------  ------------
                                                                                   %
                                                                 --------------------------------------

                  A                                                     47.4         40.3          38.6
                  B                                                      8.3         25.8          28.8
                  C                                                     16.7         10.8          10.0
                                                                 -----------   ----------  ------------

                                                                        72.4         76.9          77.4
                                                                 ===========   ==========  ============

                  As of December 31, 2005 and 2006, major customer's balances were $ 19,795 and $ 18,575, respectively.

            e. The Company's long-lived assets by geographic area are as follows:

                                                             DECEMBER 31,
                                                       ------------------------
                                                           2005         2006
                                                       -----------   ----------

                  Israel                               $    74,812   $   71,777
                  Other countries                            6,047        5,309
                                                       -----------   ----------

                                                       $    80,859   $   77,086
                                                       ===========   ==========

            f.    Revenues are generated by the following products:

                                                                         YEAR ENDED DECEMBER 31,
                                                                 --------------------------------------
                                                                     2004         2005         2006
                                                                 -----------   ----------  ------------

                  Intimate apparel                               $   118,240   $  101,625  $    100,890
                  Active wear                                         20,105       51,961        59,406
                  Swimwear                                            10,275       17,750        27,808
                                                                 -----------   ----------  ------------

                                                                 $   148,620   $  171,336  $    188,104
                                                                 ===========   ==========  ============

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 17: -  RELATED PARTIES

            Transactions with related parties (shareholders and companies controlled by shareholders):

                                                                         YEAR ENDED DECEMBER 31,
                                                                 --------------------------------------
                                                                     2004         2005         2006
                                                                 -----------   ----------  ------------

            Sales to related parties (1)                         $       796   $       24  $         12
                                                                 ===========   ==========  ============

            Cost of sales (2) (3)                                $    (2,602)  $   (2,832) $     (2,574)
                                                                 ===========   ==========  ============

            Selling, general and administrative expenses (2)     $      (684)  $     (387) $       (240)
                                                                 ===========   ==========  ============

            (1) Related parties trade receivables in 2005 and 2006 were $ 83 and $ 10, respectively.

            (2) Related parties trade payables in 2005 and 2006 were $ 174 and $ 43, respectively.

            (3) Including primarily rental payments to a company controlled by shareholders.

NOTE 18: -  SUBSEQUENT EVENTS (UNAUDITED)

            During January 2007, 437,818 tradable options were exercised into the Company's Ordinary shares, for a total consideration of approximately $ 4,300.

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

March 29, 2007

                                  EXHIBIT INDEX

1.1. Memorandum of Association of the Company (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form F-1 (No. 333-7538) filed on August 29, 1997).

1.2.           Amended and Restated Articles of Association of the Company.

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

2.8 Loan Agreement, dated as of December 21, 2004, between Israel Discount Bank and Hi-Tex Founded by Tefron Ltd (incorporated by reference to Exhibit 2.12 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004).

2.9 Loan Agreement, dated as of December 31, 2004, between Bank Hapoalim and Hi-Tex Founded by Tefron Ltd (incorporated by reference to Exhibit 2.13 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004).

2.10 Loan Agreement, dated as of December 25, 2004, between Israel Discount Bank and the Company (incorporated by reference to Exhibit 2.14 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004).

2.11 Loan Agreement, dated as of December 31, 2004, between Bank Hapoalim and the Company (incorporated by reference to Exhibit
               2.15 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004).

2.12 The total amount of long-term debt securities of the Company authorized under any instrument, other than as exhibited hereto, does not exceed 10% of the total assets of the Company on a consolidated basis. The Company hereby agrees to furnish to the SEC, upon request, a copy of any instrument defining the rights of holders of long-term debt of the Company or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

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

4.1 Employment Agreement, dated as of August 5, 2002, between the Company and Sigi Rabinowicz (incorporated by reference to Exhibit
               4.2 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2002).

4.2 Consulting and Management Services Agreement, dated as of August 5, 2002, between the Company, New York Delights Ltd., and Arie Wolfson (incorporated by reference to Exhibit 4.3 to the Company's Annual Report on Form 20 F for the fiscal year ended December 31, 2002).

4.3 Management and Services Agreement, effective as of July 30, 2003, between the Company, Yosef Shiran and Shiran & Partners - Consulting, Entrepreneurship, and Financing (incorporated by reference to Exhibit 4.4 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003).

4.4 Letter, dated March 28, 2007, from General Counsel of Company to Mr. Yosef Shiran re: amendments to Management and Services Agreement.

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

4.6 Membership Interest Redemption Agreement, dated April 26, 2006, by and between AlbaHealth, LLC and Tefron USA, Inc.

4.7 Subordination Agreement, dated April 26, 2006, by Tefron USA, Inc. in favor of Suntrust Bank, in its capacity as administrative agent for the lenders from time to time party to the Senior Credit Agreement.

4.8 Unsecured Subordinated Promissory Note in the principal amount of US $3 million, dated April 26, 2006, by AlbaHealth LLC. in favor of Tefron USA, Inc.

4.9 Share Purchase Agreement dated February 17, 2004, by and between the Company and Norfet Limited Partnership, including related Registration Rights Agreement attached as a schedule (incorporated by reference to Exhibit 4.9 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003).

4.10 Amendment to Purchase Agreement, dated March 31, 2005, by and between the Company and Norfet Limited Partnership (incorporated by reference to Exhibit 4.11 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004).

4.11 Share Purchase Agreement, made as of March 3, 2004, by and between Tefron and Leber Partners, L.P, including related Registration Rights Agreement attached as a schedule (incorporated by reference to Exhibit 4.10 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31,
               2003).

4.12 Amendment to Agreement, dated March 31, 2005, by and between the Company and Leber Partners, L.P (incorporated by reference to
               Exhibit 4.13 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004).

4.13 Private Equity Credit Agreement, dated as of March 9, 2004, by and between the Company and Brittany Capital Management Limited (incorporated by reference to Exhibit 4.11 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31,
               2003).

4.14 Registration Rights Agreement, dated as of March 9, 2004, by and between the Company and Brittany Capital Management Limited (incorporated by reference to Exhibit 4.12 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31,
               2003).

4.15 Agreement, dated as of July 5, 2006, between Macpell Industries Ltd. and the Company regarding the lease of properties.

4.16 Joint Venture Agreement, dated as of May 8, 2006, by and between the Company, Langsha Knitting Co. Ltd. and Itochu Textile Materials (Asia) Ltd.

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

13.(a).1 Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.(a).1 Consent of Kost, Forer Gabbay & Kasierer, a member of Ernst & Young Global.

14.(a).2       Consent of McGladrey & Pullen, LLP.