Form 20-F
period 2007-12-31
TEFRON LTD
filed 2008-03-27
CIK 1044863

     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 27, 2008

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

[_]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES
     EXCHANGE ACT OF 1934

                                       OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE
     ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

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

                                 Asaf Alperovitz
                             Chief Financial Officer
                   Industrial Center Teradyon, P.O. Box 1365,
                              Misgav 20179, Israel
                               Tel: 972-4-990-0000
--------------------------------------------------------------------------------
         (Name, Telephone, E-mail and/or Facsimile number and Address of
                          Registrant's Contact Person)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class                  Name of each exchange on which registered
-----------------------------------  -------------------------------------------
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

             21,202,986 ORDINARY SHARES, NIS 1.0 PAR VALUE PER SHARE

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

LARGE ACCELERATED FILER  [_]  ACCELERATED FILER  [X]  NON-ACCELERATED FILER  [_]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  [X]

INTERNATIONAL FINANCING REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL
ACCOUNTING STANDARDS BOARD [_]

OTHER  [_]

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

                           ITEM 17 [_]     ITEM 18 [_]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                               YES [_]     NO [X]

                                       ii

                                TABLE OF CONTENTS

                                                                                                        Page

PART I                                                                                                   3

     ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS                                  3
     ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE                                                3
     ITEM 3.      KEY INFORMATION                                                                        3
         A.       Selected Financial Data                                                                3
         B.       Capitalization and Indebtedness                                                        4
         C.       Reasons for the Offer and Use of Proceeds                                              4
         D.       Risk Factors                                                                           4
     ITEM 4.      INFORMATION ON THE COMPANY                                                            15
         A.       History and Development of the Company                                                15
         B.       Business Overview                                                                     16
         C.       Organizational Structure                                                              25
         D.       Property, Plants and Equipment                                                        26
     ITEM 4A      UNRESOLVED STAFF COMMENTS                                                             27
     ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS                                          28
     ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                                            41
         A.       Directors and Senior Management                                                       41
         B.       Compensation                                                                          44
         C.       Board Practices                                                                       45
         D.       Employees                                                                             48
         E.       Share Ownership                                                                       49
     ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS                                     53
         A.       Major Shareholders                                                                    53
         B.       Related Party Transactions                                                            54
         C        Interests of Experts and Counsel                                                      56
     ITEM 8.      FINANCIAL INFORMATION                                                                 56
     ITEM 9.      THE OFFER AND LISTING                                                                 57
         A.       Offer and Listing Details                                                             57
         B.       Plan of Distribution                                                                  58
         C.       Markets                                                                               58
         D.       Selling Shareholders                                                                  58
         E.       Dilution                                                                              58
         F.       Expenses of the Issue                                                                 59
     ITEM 10.     ADDITIONAL INFORMATION                                                                59
         A.       Share Capital                                                                         59
         B.       Memorandum and Articles of Association                                                59
         C.       Material Contracts                                                                    61
         D.       Exchange Controls                                                                     68
         E.       Taxation                                                                              68
         F.       Dividends and Payment Agents                                                          73
         G.       Statements by Experts                                                                 73
         H.       Documents on Display                                                                  73
         I.       Subsidiary Information                                                                73
     ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK                            73
     ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES                                75

                                      iii

PART II                                                                                                 75

     ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES                                       75
     ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS          75
     ITEM 15.     CONTROLS AND PROCEDURES                                                               75
     ITEM 16.     [RESERVED]                                                                            76
     ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT                                                      76
     ITEM 16B.    CODE OF ETHICS                                                                        76
     ITEM 16C.    ACCOUNTANTS' FEES AND SERVICES                                                        77
     ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT
                  COMMITTEES                                                                            77
     ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
                  PURCHASERS                                                                            77

PART III                                                                                                78

     ITEM 17.     FINANCIAL STATEMENTS                                                                  78
     ITEM 18.     FINANCIAL STATEMENTS                                                                  78
     ITEM 19.     EXHIBITS                                                                              79

                                       iv

                                  INTRODUCTION

     As used in this Annual Report on Form 20-F, references to "we", "our",
"us", "Tefron" or the "Company" are references to Tefron Ltd., a company organized under the laws of the State of Israel, and its wholly-owned subsidiaries, unless indicated otherwise.

     Our consolidated financial statements have been prepared in United States dollars and in accordance with accounting principles generally accepted in the
United States, or U.S. GAAP. See Note 2 of the Notes to our Consolidated
Financial Statements. All references in this Annual Report to "U.S. dollars,"
"dollars" or "$" are to United States dollars and all references in this Annual
Report to "NIS" or "shekels" are to New Israeli Shekels. Unless otherwise indicated, and when no date is specified, NIS amounts have been translated into
U.S. dollars at NIS 3.846 to $1.00, the representative rate of exchange published by the Bank of Israel, the Israeli central bank, for December 31,
2007. The representative exchange rate between the NIS and the dollar as published by the Bank of Israel for March 17, 2008 was NIS 3.426 to $1.00.

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

     o    fluctuation in inflation and currency rates;

     o    the potential adverse effect on our business resulting from our international operations, including increased custom duties and import quotas (e.g., in China, where we manufacture for our swimwear division);

     o    the potential adverse effect on our future operating efficiency resulting from our expansion into new product lines with more complicated products, different raw materials and changes in market trends;

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

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not Applicable.

ITEM 3. KEY INFORMATION

3A.  SELECTED FINANCIAL DATA

     The following selected financial data as of December 31, 2006 and 2007 and for each of the three years ended December 31, 2005, 2006 and 2007 have been derived from, and should be read in conjunction with, our consolidated financial statements and notes thereto appearing elsewhere in this Annual Report. The selected financial data as of December 31, 2003, 2004, and 2005 and for each of the years ended December 31, 2003 and December 31, 2004 have been derived from our audited financial statements not included in this Annual Report.

     We sold our ownership interest in AlbaHealth in April 2006. Accordingly, the financial statements of AlbaHealth are accounted for as discontinued
operations, and the financial results and information described below do not include the financial results of AlbaHealth. We ceased to consolidate the financial statements of AlbaHealth commencing April 27, 2006.

                                                                      FOR THE YEAR ENDED DECEMBER 31
                                              -------------------------------------------------------------------------------
                                                  2003             2004             2005             2006            2007
                                              ------------     ------------     ------------     ------------    ------------
                                                              U.S. dollars in thousands (except per share data)

STATEMENT OF INCOME DATA:
Sales                                         $    124,800     $    148,620     $    171,336     $    188,104    $    158,614
Cost of sales                                      113,622          136,424          141,621          145,144         139,147

Gross profit                                        11,178           12,196           29,715           42,960          19,467
Selling, and marketing expenses                      9,285           11,309            8,984           11,573          12,443
General and administrative expenses                  5,017            5,603            4,595            5,504           5,272

Operating income (loss)                             (3,124)          (4,716)          16,136           25,883           1,752
Financing expenses, net                              4,019            3,888            3,189            1,912           1,289

Income (loss) before taxes on income                (7,143)          (8,604)          12,947           23,971             463
Taxes on income (tax benefit)                         (616)              83            4,297            5,711             (20)
Equity in earnings of affiliated companies            (183)               -                -                -               -
Pre-acquisition earnings of subsidiary
     since April 1, 2003 through May 5, 2003           (85)               -                -                -               -
 Income (loss) from continuing operations           (6,795)          (8,687)           8,650           18,260             483
Income (loss) from discontinued operations           2,342            1,822           (5,357)             120               -
                                              ------------     ------------     ------------     ------------    ------------
Net income (loss)                             $     (4,453)    $     (6,865)    $      3,293     $     18,380    $        483
Basic and diluted net earnings (losses)
     per share from continuing operations:
Basic net earnings (losses) per share                (0.55)           (0.56)            0.49             0.90            0.02
                                              ============     ============     ============     ============    ============
Diluted net earnings (losses) per share              (0.55)           (0.56)            0.47             0.88            0.02
                                              ------------     ------------     ------------     ------------    ------------
Basic and diluted net earnings (loss) per
     share from discontinued operations:
Basic net earnings (losses) per share                 0.19             0.12            (0.30)            0.01               -
                                              ------------     ------------     ------------     ------------    ------------
Diluted net earnings (losses) per share               0.19             0.12            (0.29)            0.01               -
                                              ------------     ------------     ------------     ------------    ------------
Basic and diluted net earnings (loss) per
     share:
Basic net earnings (losses) per share                (0.36)           (0.44)            0.19             0.91            0.02
                                              ------------     ------------     ------------     ------------    ------------
Diluted net earnings (losses) per share              (0.36)           (0.44)            0.18             0.89            0.02
                                              ------------     ------------     ------------     ------------    ------------
Weighted average number of shares used for
     computing basic earnings (losses) per
     share                                      12,412,166       15,603,904       17,719,275       20,210,722      21,188,161
                                              ------------     ------------     ------------     ------------    ------------
Weighted average number of shares used for
     computing diluted earnings (losses)
     per share                                  12,412,166       15,603,904       18,542,618       20,754,566      21,630,124
                                              ============     ============     ============     ============    ============

                                                                AT DECEMBER 31,
                                 ---------------------------------------------------------------------------
                                    2003             2004            2005            2006*           2007
                                 ---------        ---------        ---------       ---------       ---------
                                                                (in thousands)

Cash and cash equivalents        $   3,784        $   2,462        $   7,652       $   3,966       $   2,384

Working capital (deficit)          (14,944)          (8,524)           7,296          35,270          37,826

Total assets                       201,591          191,531          186,514         164,656         162,492

Total debt(1)                       84,224           66,507           56,621          25,270          19,322

Shareholders' equity                36,655           46,744           54,685          82,230          88,536

Share Capital                        5,575            6,582            6,810           7,411           7,518

Additional paid in capital          62,810           79,243           83,069         101,684         106,530

----------

     (1) Bank consists of total bank debt, other loans received and capital lease obligations.

     * In 2006, dividends declared per share amounted to $0.4851. No dividends were declared in the years 2003 - 2005 and 2007.

3B.  CAPITALIZATION AND INDEBTEDNESS

     Not Applicable.

3C.  REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not Applicable.

3D.  RISK FACTORS

          WE DEPEND ON A SMALL NUMBER OF PRINCIPAL CUSTOMERS WHO HAVE IN THE
     PAST BOUGHT OUR PRODUCTS IN LARGE VOLUMES. WE CANNOT ASSURE THAT THESE
     CUSTOMERS OR ANY OTHER CUSTOMER WILL CONTINUE TO BUY OUR PRODUCTS IN THE
     SAME VOLUMES OR ON THE SAME TERMS.

     Our sales to Victoria's Secret accounted for approximately 40.3% of our total sales in 2005, 38.6% of our total sales in 2006 and 39.1% of our total sales in 2007. Our sales to Nike accounted for approximately 25.8% of our total sales in 2005, 28.8% of our total sales in 2006 and 23.6% of our total sales in
2007. Our sales to Target, J.C. Penney, Swimwear Anywhere and The Gap accounted in the aggregate for approximately 19.1% of our total sales in 2005, 21.4% of our total sales in 2006 and 20.7% of our total sales in 2007. We do not have long-term purchase contracts with our customers, and our sales arrangements with our customers do not have minimum purchase requirements. We cannot assure that
Victoria's Secret, Nike, Target, J.C. Penney, Swimwear Anywhere and The Gap or
any other customer will continue to buy our products at all or in the same volumes or on the same terms as they have in the past. Their failure to do so may significantly reduce our sales. In addition, we cannot assure that we will be able to attract new customers. For comparison purposes, all data provided above excludes Alba Health, in which we sold our ownership in April, 2006.

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
Our two largest customers accounted for 62.7% of our sales in 2007, and our six largest customers accounted for approximately 83.5% of our sales in 2007. We generally do not require and do not receive collateral from those customers. We maintain an allowance for doubtful debts based upon factors surrounding the credit risk of specific customers, historical trends and other information which our management believes adequately covers all anticipated losses in respect of trade receivables. There can be no assurance that this allowance will be adequate. In the event that any of our major clients defaults on its payment obligations to us, this could have a material adverse effect on our operating results.

          OUR PRINCIPAL CUSTOMERS ARE IN THE CLOTHING RETAIL INDUSTRY, WHICH IS
     SUBJECT TO SUBSTANTIAL CYCLICAL VARIATIONS. OUR REVENUES WILL DECLINE
     SIGNIFICANTLY IF OUR PRINCIPAL CUSTOMERS DO NOT CONTINUE TO BUY OUR
     PRODUCTS IN LARGE VOLUMES DUE TO AN ECONOMIC DOWNTURN.

     Our customers are in the clothing retail industry, which is subject to substantial cyclical variations and is affected strongly by any downturn or slowdown in the general economy. A downturn or a slowdown in the general economy, or in the U.S. economy in particular, a change in consumer purchasing habits or any other events or uncertainties that discourage consumers from spending, could have a significant effect on our customers' sales and profitability. Such downturns, changes, events or uncertainties could result also in our customers having larger inventories of our products than expected.
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

          OUR MARKETS ARE HIGHLY COMPETITIVE AND SOME OF OUR COMPETITORS HAVE
     NUMEROUS ADVANTAGES OVER US; WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY.

     We compete directly with a number of manufacturers of intimate apparel, active-wear and swimwear, many of which have a lower cost-base than Tefron, longer operating histories, larger customer bases, greater geographical proximity to customers and significantly greater financial and marketing resources than we do. Increased competition, direct or indirect, could reduce our revenues and profitability through pricing pressure, loss of market share and other factors. We cannot assure that we will be able to compete successfully against existing or new competitors, as the market for our products evolves and the level of competition increases. Moreover, our competitors, especially those from the Far East, have established relationships with our customers, which has caused an erosion of prices of some of the products of our Cut & Sew Division, and we expect this will have a negative effect on our sales of Cut & Sew products. In particular, our largest intimate apparel customer has informed us that it intends to gradually transfer its sourcing of an old Cut & Sew cotton program to India beginning in the second half of 2008. Current or future relationships between our existing and prospective competitors, especially from the Far East, with existing or potential customers, could materially affect our ability to compete. In addition, we cannot assure that our customers will not seek to manufacture our products through alternative sources, including directly with our subcontractors, and thereby eliminate the need to purchase our products. See "Item 4. Information on the Company - 4B. Business Overview -
Competition."

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

          OUR EXPANSION INTO NEW PRODUCT LINES WITH COMPLICATED PRODUCTS AND
     DIFFERENT RAW MATERIALS, FACING SHORTER PRODUCTION RUNS, REDUCED OUR
     OPERATING EFFICIENCY DURING 2007, AND WE MAY ALSO FACE OPERATING EFFICIENCY
     DIFFICULTIES IN THE FUTURE.

     In recent years, we have invested significant efforts to develop and expand new product lines, including active-wear products and swimwear, to diversify our product line and our client base. Our efforts to fulfill our costumers' needs, including by providing innovative products, and the requirements of our customers to manufacture new, complicated products with different raw materials in shorter production runs, led to a reduction in our operating efficiency in
2007. Our continued efforts to develop and present new product lines and to make the required adjustments to changes in market trends may result in additional reductions in operating efficiency and profits in the future. As a result of our reductions in operating efficiency, we may also be unable to meet our customers'
delivery deadline requirements, which may adversely affect our relationships with our customers and also increase our costs due to the additional freight charges and penalties that we may be required to pay.

          OUR BUSINESS MAY BE IMPACTED BY INFLATION AND U.S. DOLLAR, NIS AND
     EURO EXCHANGE RATE FLUCTUATIONS AS WELL AS THE EXCHANGE RATES OF THE OTHER
     CURRENCIES IN COUNTRIES IN WHICH WE OPERATE.

     Exchange rate fluctuations between the U.S. dollar and the NIS and between the Euro and the U.S. dollar, and inflation in Israel, may negatively affect our earnings. A substantial majority of our revenues and a substantial portion of our expenses are denominated in U.S. dollars and a portion of our revenues is denominated in Euros. However, a significant portion of the expenses associated with our Israeli operations, including personnel and facilities-related expenses, are incurred in NIS. A significant portion of our expenses are also incurred in countries in the Far East, mainly China and India; these expenses are denominated in U.S. dollars but may be adjusted in accordance with the exchange rate of the local currency to the U.S. dollar. Consequently, we are exposed to the risk of appreciation of the NIS and other currencies vis-a-vis the U.S. dollar. This appreciation would cause, and in 2007 did cause, an increase in our expenses as recorded in our U.S. dollar denominated financial reports even though the expenses denominated in local currencies will remain unchanged.

     Due to the appreciation of the NIS vis-a-vis the dollar in 2007, we incurred gross expenses of approximately $1.0 million in 2007. This amount does not take into account hedging transactions performed by the Company during 2007, which diminished the adverse effect of the appreciation of the NIS in relation to the dollar. This appreciation may continue in 2008. Since December 31, 2007, the U.S. dollar has continued its devaluation vis-a-vis the NIS. As of March 17,
2008, the representative exchange rate between the NIS and the U.S. dollar as published by the Bank of Israel was NIS 3.426 to $1, as opposed to NIS 3.846 to
$1 as of December 31, 2007.

     In addition, inflation in Israel and all other off-shore locations in which we operate will have the effect of increasing the dollar cost of our operations in Israel, unless it is offset on a timely basis by a devaluation of the NIS relative to the U.S. dollar. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation of the NIS against the U.S.
dollar. In addition, fluctuations in currency exchange rates in countries other than Israel where we operate and do business may also negatively affect our earnings. See "Item 11. Quantitative and Qualitative Disclosures about Market
Risk - Foreign Currency Risk."

          WE FACE SEVERAL RISKS, INCLUDING POLITICAL, ECONOMIC AND SOCIAL RISKS,
     ASSOCIATED WITH INTERNATIONAL BUSINESS.

     Approximately 90% of our sales in 2005, 77% of our sales in 2006 and 84% of our sales in 2007 were made to customers in North America, and approximately 18%
of our sales during 2006 and 11% of our sales during 2007 were made to customers in Europe. We also had initial sales to Asia constituting approximately 2% of our sales in 2006 and in 2007. We intend to continue to expand our sales to customers in the United States and Europe. In addition, a substantial majority of our raw materials are purchased outside of Israel. Furthermore, a substantial majority of our sewing operation is performed in Jordan, China, India and
Cambodia. For these purposes, products of ours are situated in these countries, and equipment and machinery of ours are situated in Jordan. Our international sales and purchases are affected by costs associated with shipping goods and risks inherent in doing business in international markets, including:

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

     o    strikes and general economic problems; and

     o    costs associated with deliveries, including thefts, delays and losses of products in transit, which are not totally covered by insurance policies.

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

     In addition to our production facilities in Israel, we currently have production facilities in Jordan, we have relationships with manufacturers in
India, China and Cambodia, and we are in the process of shifting additional production activities, mainly dyeing, cutting and sewing, finishing and accompanied operations and logistics operations, out of Israel to benefit from lower labor costs.

     Our ability to benefit from the lower labor costs will depend on the political, social and economic stability of these countries and in the Middle
East and Asia in general. We cannot assure that the political, economic or social situation in these countries or in the Middle East and Asia in general will not have a material adverse effect on our operations, especially in light of the potential for hostilities in the Middle East. The success of the production facilities also will depend on the quality of the workmanship of laborers and our ability to maintain good relations with such laborers in these countries. We cannot guarantee that our operations in China, Cambodia, India,
Jordan or any newer locations outside of Israel will be cost-efficient or successful.

          OUR EXPANSION INTO NEW PRODUCT LINES, IN PARTICULAR ACTIVE-WEAR
     BUSINESS PRODUCTS, INVOLVES THE MANUFACTURE OF NEW PRODUCTS, WHICH HAS AND
     MAY REQUIRE US TO PURCHASE ADDITIONAL MACHINERY ADAPTED TO MANUFACTURE SUCH
     PRODUCTS. THE ADDITIONAL CAPITAL EXPENDITURES INCURRED IN CONNECTION WITH
     THESE PURCHASES MAY REDUCE OUR FUTURE CASH FLOW.

     In recent years, we have invested significant efforts to develop and expand our new product lines, in particular active-wear products, to diversify our product line and our client base. Active-wear products that we manufacture are made in bigger sizes than intimate apparel, both because our active-wear products are intended for both men and women, and because our active-wear products involve the manufacture of more tops. As a result, we have purchased and may need to purchase additional knitting machines and other equipment adapted to manufacture new products. In addition, the manufacture of active-wear products at times requires equipment with new technologies. We may also have to purchase machinery to support the shorter production runs for our products. The additional capital expenditures that may be incurred in connection with these purchases may reduce our future cash flow.

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

          OUR RESULTS OF OPERATIONS WOULD BE MATERIALLY AND ADVERSELY AFFECTED
     IN THE EVENT WE ARE UNABLE TO OPERATE OUR PRINCIPAL PRODUCTION FACILITIES
     IN SEGEV, ISRAEL.

     All of our knitting process with respect to our Seamless Division, which includes the major portion of our manufacture of our active-wear products, is performed in a complex of production facilities located in Segev, which is in northern Israel. These facilities also contain a significant portion of our machinery and equipment, including Santoni machines and adaptations and configurations that we have made to the machinery and equipment, as well as infrastructure that we have built tailored to our needs. We have no effective back-up for these operations and, in the event that we are unable to use the production facilities located in Segev, Israel as a result of damage or for any other reason, our ability to manufacture a major portion of our products and our relationships with customers could be significantly impaired and this would materially and adversely affect our results of operation. For instance, during the third quarter of 2006, our revenues and results of operations were affected by the loss of production due to hostilities in the northern part of Israel, and there is the risk that further hostilities would also impact our production in the future, leading to a reduction in revenues.

          WE ARE SUBJECT TO FLUCTUATING COSTS OF RAW MATERIALS.

     We use cotton yarn, spandex, various polymeric yarn and elastic as primary materials for manufacturing our products. Our financial performance depends, to a substantial extent, on the cost and availability of these raw materials. The capacity, supply and demand for such raw materials are subject to cyclical and other market factors and may fluctuate significantly. As a result, our cost in securing raw materials is subject to substantial increases and decreases over which we have no control except by seeking to time our purchases of cotton and polymeric yarns, which are our principal raw materials, to take advantage of favorable market conditions. For example, in 2007, the cost of synthetic fibers increased due to rising energy costs, and there may be a similar increase in the future. In addition, cotton price levels are currently very high due to high demand and shortage of commodity. We cannot assure that we will be able to pass on to customers the increased costs associated with the procurement of raw materials. Moreover, there has in the past been, and there may in the future be, a time lag between the incurrence of such increased costs and the transfer of such increases to customers. To the extent that increases in the cost of raw materials cannot be passed on to customers or there is a delay in passing on the increased costs to customers, we are likely to experience an increase in the cost of raw materials which may materially reduce our margin of profitability.

          WE DEPEND ON SUBCONTRACTORS IN CONNECTION WITH OUR MANUFACTURING
     PROCESS, IN PARTICULAR THE SEWING, DYEING AND FINISHING PROCESS; WE MAY
     EXPERIENCE DELAYS OR ADDITIONAL COSTS SATISFYING OUR PRODUCTION
     REQUIREMENTS AND WE MAY BE PREVENTED FROM MEETING OUR CUSTOMERS' ORDERS DUE
     TO OUR RELIANCE ON THESE SUBCONTRACTORS.

     We depend on subcontractors who render services to us that are an integral part of our manufacturing process, and in particular sewing services. We also depend on subcontractors for full vertical manufacturing services of our swimwear products, and we are increasingly dependent on subcontractors' services for all of our Cut & Sew products. If such subcontractors do not render the required services, we may experience delays or additional costs to satisfy our production requirements. We depend on a subcontractor who performs a major part of the dyeing and finishing of our Hi-Tex manufacturing process, which is an essential part of our manufacturing process. If that subcontractor breaches its commitments toward us or is otherwise not able to supply the required services, we would have difficulty meeting our customer orders until we find an alternative source.

          AN INCREASE IN THE MINIMUM WAGE IN ISRAEL OR IN JORDAN MAY ADVERSELY
     AFFECT OUR OPERATING RESULTS.

     Many of our employees earn the minimum wage payable under law. The current minimum monthly wage in Israel is approximately NIS 3,710 and in Jordan is approximately JD 110. Pursuant to existing legislation in Israel, the minimum wage is to be increased effective as of July 1, 2008, to NIS 3,850. In addition, a special committee was scheduled to submit by July 1, 2007 recommendations to further increase the minimum wage, although we are not aware that any recommendations were in fact submitted. An increase in the minimum wage would increase our labor costs, and unless we can obtain alternative labor in lower cost markets, this increase could adversely affect our operating results.

          WE REQUIRE A SIGNIFICANT AMOUNT OF CASH TO SATISFY OUR DEBT
     OBLIGATIONS. IF WE FAIL TO GENERATE SUFFICIENT CASH FLOW FROM OPERATIONS,
     WE MAY NEED TO RENEGOTIATE OR REFINANCE OUR DEBT, OBTAIN ADDITIONAL
     FINANCING, POSTPONE CAPITAL EXPENDITURES OR SELL ASSETS.

     We depend mainly on our cash generated by continuing operating activities to make payments on our debts. The cash generated by operating activities was approximately $27.8 million and $3.0 million in 2006 and 2007, respectively. We cannot assure that we will generate sufficient cash flow from operations to make the scheduled payments on our debt. We have repayment obligations on our long-term debt of approximately $5.9 in 2008 and the balance of $13.4 million from 2009 until 2012. Our ability to meet our debt obligations will depend on whether we can successfully implement our strategy, as well as on economic, financial, competitive and technical factors. Some of the factors are beyond our control, such as economic conditions in the markets where we operate or intend to operate, changes in our customers' demand for our products, and pressure from existing and new competitors.

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

          OUR DEBT OBLIGATIONS MAY HINDER OUR GROWTH AND PUT US AT A COMPETITIVE
     DISADVANTAGE.

     As of December 31, 2007, we had approximately $19.3 million of long term loans outstanding (including current maturities of $5.9 million). Our debt obligations could have important consequences. For example, they could:

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

     Because our loans bear interest at floating rates, an increase in interest rates could reduce our profitability. For example, a ten percent change on our floating interest rate long-term loans outstanding at December 31, 2007 would have an annual impact of approximately $0.1 million on our interest cost. See
"Item 5. Operating and Financial Review and Prospects - Liquidity and Capital
Resources" and "Item 11. Quantitative and Qualitative Disclosures about Market
Risk."

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

     The Government of Israel has reduced the available amount of investment grants from up to 38% of eligible capital expenditures in 1996 to up to 24% of eligible capital expenditures (for projects not exceeding investments of NIS 140 million that are submitted in any year) and up to 20% of eligible capital expenditures (for projects exceeding investments of NIS 140 million that are submitted in any year) since 1997. There can be no assurance that the Israeli government will not further reduce the availability of investment grants, and there can be no assurance that there will be any government budget for such grants. The termination or reduction of certain programs and tax benefits, particularly benefits available to us as a result of the "Approved Enterprise"
status of some of our existing facilities in Israel, would increase the costs of acquiring machinery and equipment for our production facilities and increase our effective tax rate which, in the aggregate, could significantly reduce our profitability. In addition, income attributed to certain programs is tax exempt for a period of two years and is subject to a reduced corporate tax rate of 10%
- 25% for an additional period of five to eight years, based on the percentage of foreign investment in the Company. We cannot assure that we will obtain approval for additional Approved Enterprises, or that the provisions of the Law for the Encouragement of Capital Investments, 1959, as amended, will not change or that the 25% foreign investment percentage will be reached for any subsequent year. See "Item 4. Information on the Company - 4B. Business Overview - Israeli
Investment Grants and Tax Incentives."

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

          IF OUR ORDINARY SHARES ARE DELISTED FROM THE NEW YORK STOCK EXCHANGE
     AND/OR THE TEL-AVIV STOCK EXCHANGE, THE LIQUIDITY AND PRICE OF OUR ORDINARY
     SHARES AND OUR ABILITY TO ISSUE ADDITIONAL SECURITIES MAY BE SIGNIFICANTLY
     REDUCED.

     In order to maintain the listing of our Ordinary Shares on the NYSE and the
TASE (where our Ordinary Shares began trading on September 28, 2005), we are required to meet specified maintenance standards. In addition, the NYSE has amended its continued listing criteria to require, among other things, either a minimum stockholders' equity of $75 million or a minimum market capitalization of $75 million. As of March 15, 2008, our market capitalization was $76.1 million, and as of December 31, 2007, we had shareholders' equity of $88.5 million.

     In the event we fail to meet any current or revised listing criteria of the
NYSE or the TASE, our Ordinary Shares may be delisted from trading on the NYSE and/or the TASE, respectively. We cannot assure that we will meet all the listing criteria in the future. Delisting of our Ordinary Shares would result in limited availability of market price information and limited news coverage. In addition, delisting could diminish investors' interest in our Ordinary Shares as well as significantly reduce the liquidity and price of our Ordinary Shares.
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

          WE FACE POTENTIAL CONFLICTS OF INTEREST CAUSED BY INVESTOR INFLUENCE.

     Our principal shareholders have a great deal of influence over the constitution of our Board of Directors and over matters submitted to a vote of the shareholders. As of March 15, 2008, Norfet, Limited Partnership had voting power over approximately 21.8% of the outstanding Ordinary Shares of Tefron
(excluding 997,400 Ordinary Shares held by our wholly-owned subsidiary). In addition, as of March 15, 2008 and based on available public information, Meir
Shamir, one of our directors, owned approximately 40.0% in Mivtach-Shamir, which at such date was an approximately 34.45% holder in Norfet. As a result, the corporate actions of Tefron may be significantly influenced by Mr. Shamir.
Furthermore, as of March 15, 2008, Ishay Davidi, another director, served as CEO of FIMI 2001 Ltd., which controls the general partner of Norfet, one of the
Norfet limited partners (which is managed by FIMI 2001 Ltd.) as well as the other Norfet limited partners by virtue of an irrevocable power of attorney. As a result, the corporate actions of Tefron may be significantly influenced by Mr.
Davidi.

     We are party to consulting and management services agreements with Norfet, pursuant to which it agreed to provide consultancy and management services to
Tefron. See "Item 7. Major Shareholders and Related Party Transactions," and
Note 16 of the Notes to the Consolidated Financial Statements.

     Israeli law imposes procedures, including, for certain material transactions, a requirement of shareholder approval, as a precondition to entering into interested party transactions. These procedures may apply to transactions between Norfet and us. However, we cannot assure that we will be able to avoid the possible detrimental effects of any such conflicts of interest by complying with the procedures mandated by Israeli law. See "Item 6.
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
Our operations in Jordan depend largely on its relationship with the State of
Israel. In the past, there have been hostilities between Israel and Jordan. In addition, there are currently hostilities between Israel and the Palestinians. A deterioration in Israel's relations with Jordan could interrupt our manufacturing operations and would adversely affect our business.

          WE ARE SUBJECT TO VARIOUS RISKS RELATING TO OPERATIONS IN ISRAEL.

     We are incorporated under the laws of, and our main offices and manufacturing facilities are located in, the State of Israel. We are directly influenced by the political, economic and security conditions in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic concerns for
Israel. Any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on our operations. During the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group, which involved thousands of missile strikes and disrupted most day-to-day civilian activity in northern Israel. This conflict adversely affected our sales and increased our costs. Further, the establishment of a Hamas government in Gaza has created additional unrest and uncertainty in the region. We cannot assure that ongoing or revived hostilities or other factors related to Israel will not have a material adverse effect on us or our business.

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

ITEM 4. INFORMATION ON THE COMPANY

4A.  HISTORY AND DEVELOPMENT OF THE COMPANY

     Tefron Ltd. was incorporated under the laws of the State of Israel on March
10, 1977. Our principal executive offices are located at Industrial Center
Teradyon, P.O. Box 1365, Misgav 20179, Israel and our telephone number is
972-4-9900-881. We are subject to the provisions of the Israeli Companies Law,
1999. Our agent for service of process in the United States is CSC Corporation
Service Company, 2711 Centerville Rd. Suite 400, Wilmington, DE 19808.

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

     1999      Acquisition of Alba Waldensian, Inc. (Tefron USA), a manufacturer of seamless apparel and healthcare products.

     2001      Initial significant shifting of sewing production to Jordan.

     2002      Reorganization of Tefron USA, including a spin-off of the Health
               Product Division and the formation of the AlbaHealth joint venture with a strategic investor, and the initial consolidation of the seamless production activity in Hi-Tex in Israel which was completed in the second quarter of 2003.

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

               Disposition of our ownership interest in AlbaHealth for
               consideration of approximately $13 million, consisting of
               approximately $10 million paid in cash and a $3 million by an unsecured subordinated promissory note payable in August 2009.

     2006      Launch of a joint Center of Excellence with Nike, located at
               Nike's world headquarters in Beaverton, Oregon.

CAPITAL EXPENDITURES

     Our capital expenditures for fixed assets (net of grants from the
Government of the State of Israel) were $6.4 million, $3.5 million and $4.5 million for the years ended December 31, 2007, 2006 and 2005, respectively. The
2007 expenditures were primarily made in Israel to purchase new knitting machines, dyeing and finishing machines, sewing machines and other equipment.
See Consolidated Statements of Cash Flows in the Consolidated Financial
Statements.

     Our current capital expenditures include investments in equipment, machinery and leasehold improvements in our facilities in Israel and Jordan. See also Note 6 of the Notes to the Consolidated Financial Statements. We expect to incur capital expenses primarily to acquire new knitting machines, dyeing and finishing machines, and other equipment for our Hi-Tex Division and to shift more labor intensive manufacturing processes of our Hi-Tex Division out of
Israel to Jordan and other locations to take advantage of lower labor costs.

     As of the date of this Annual Report, we estimate that our capital expenditures for 2008 will be approximately between $5 million to $7 million. We expect to finance these investments primarily from cash generated from operations and from cash on hand. However, the actual amount of our capital expenditures will depend on a variety of factors, including the scope of our sales, general economic conditions, changes in demand for our products, increase in the sales growth of our new products, the risks and uncertainties involved in doing business in Jordan and our ability to generate sufficient cash from operations. See "Item 3. Key Information - 3D. Risk Factors."

4B.  BUSINESS OVERVIEW

OVERVIEW

     We manufacture intimate apparel, active-wear and swimwear sold throughout the world by such name-brand marketers as Victoria's Secret, Nike, Target,
Warnaco/Calvin Klein, The Gap, J.C. Penney, lululemon athletica, , Patagonia,
Reebok, Swimwear Anywhere, El Corte Englese and other well known American and
European retailers and designer labels. Through the utilization of manufacturing technologies and techniques developed or refined by us, we are able to mass-produce quality garments featuring unique designs tailored to our customers' individual specifications. Our product line includes knitted briefs, bras, tank tops, boxers, leggings, crop tops, T-shirts, daywear, nightwear, bodysuits, swimwear, beach-wear, active-wear, shape wear and accessories.

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

     We are known for the technological innovation of our Hi-Tex manufacturing process. Our Hi-Tex manufacturing process was implemented as part of our strategy to streamline our advanced development and design skills and manufacturing process and improve the design and quality of our products. The
Hi-Tex manufacturing process involves the utilization of a single machine that transforms yarn directly into a nearly complete garment, replacing the knitting, cutting, and significant sewing functions which, in traditional manufacturing, are performed sequentially on separate machines at separate workstations.
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

     We believe that our collaboration with our customers in the design and development of our products strengthens our relationships with our customers and improves the quality of our products. We began our relationship with Victoria's
Secret in 1991, with The Gap in 1993, with Nike and J.C. Penney in 2000 and with
Swimwear Anywhere in 2003. In 2000, we also began our relationship with Target, which was an existing customer of Tefron USA, Inc., or Tefron USA. These customers accounted for approximately 88.8% and 83.5% of our total sales in 2006 and in 2007, respectively. We enjoy several strategic advantages by reason of our location in Israel and Jordan. Israel is one of the few countries in the world that has free trade agreements with the United States, Canada, the EU, and the EFTA. These agreements permit us to sell our products in the United States,
Canada and the member countries of the EU and the EFTA free of customs duties and import quotas. Due to our locations in Israel and in Jordan we benefit from exemptions from customs duties and import quotas. We also currently benefit from substantial investment grants and tax incentives provided by the Government of
Israel and from the availability in Israel of both skilled engineers and unskilled workers. See "- Israeli Investment Grants and Tax Incentives" and "-
Conditions in Israel -Trade Agreements."

PRODUCTS

     In close collaboration with our customers, we design and manufacture intimate apparel, active-wear and swimwear. Through our efficient capability, we produce garments made of cotton and synthetic fibers for large-volume marketers who, in recent years, have increased retail consumer interest for quality intimate apparel and active-wear at affordable prices. We believe that our advanced technology and manufacturing processes enable us to deliver intimate apparel and active-wear that is comfortable to wear, fits well, fashionable, made of high-quality fabric and difficult to imitate. Our advanced design skills enable us to provide our costumer with leading-fashion swimwear. Our product line includes knitted briefs, bras, tank tops, boxers, leggings, crop tops,
T-shirts, daywear, nightwear, bodysuits, swimwear, beach-wear, active-wear, shape wear and accessories.

     The principal markets for our products are the United States and Europe.
For a breakdown of our sales by geographic area and operating segments, see Note
15c. of the Notes to the Consolidated Financial Statements.

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

     We manufacture products principally to fill firm orders and, therefore, maintain limited inventory of finished goods. Customers typically send projected product requirements to us between three and six months in advance of the delivery requirements and place firm orders between three and six months prior to the desired delivery date. This lead time allows us to coordinate raw material procurement with its usage and to adjust production levels in order to meet demand.

     We currently produce intimate apparel, active-wear and swimwear products in different style, color and yarn combinations. We manufacture cotton knit products using our advanced proprietary manufacturing techniques and also produce fine products from synthetic fibers, including micro-fibers, using our
Cut & Sew manufacturing process and our highly automated Hi-Tex manufacturing process.

     A significant portion of the manufacturing process for our swimwear products is outsourced to subcontractors, mostly in China and Cambodia, but also in Israel, that manufacture the products based on our development, design and specifications. In many cases, these subcontractors manufacture the complete garment that is delivered to our customers. Our quality assurance and quality control personnel work with our subcontractors to maximize product quality standards. We are gradually expanding our manufacturing sources in the Far-East for our Cut & Sew products, supervised by our personnel, including with regard to product quality standards.

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

     o    RAW MATERIAL DEVELOPMENT - After a design is developed, raw materials for the production of the product are purchased. Our raw materials include cotton yarns, blends of cotton and synthetic yarn (E.G., cotton-spandex, cotton-spandex and cotton-viscose), micro-fiber nylons and blends of micro-fiber nylon with spandex, elastic, polyester and other innovative natural materials. We purchase our raw materials from several international and domestic Israeli suppliers and historically have not experienced any difficulty in obtaining raw materials to meet production requirements. Raw materials are generally purchased against actual orders or customers' firm commitments, although we have a policy of maintaining a minimum level of those raw materials that are in repeated demand. From time to time, when market conditions are favorable, we have entered into contracts with various suppliers of basic yarns for delivery over a period of three to six months. The costs of our raw materials are subject to fluctuations. See "Item 3.
          Key Information - 3D. Risk Factors - We are subject to fluctuating costs of raw materials."

     o    KNITTING (ONLY CUT & SEW) - The knitting needs of our Cut & Sew
          Division are provided by subcontractors in Israel that currently supply substantially all of our fabric needs in Israel. Our subcontractors utilize advanced and automated technology to knit tubular fabric, including bodysize fabrics. Bodysize fabrics, which are required for bodysize garments, enable maximum use of fabric and minimize waste during cutting. We operate 120 automatic knitting machines, which have capacity to produce approximately 300 tons of fabric per month (depending on the type of fabric). During 2007, we produced approximately 85 tons of fabric per month.

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

     o    CUTTING (ONLY CUT & SEW) - Traditionally, manufacturers manually cut multiple layers of fabric on a cutting table. To modernize the production process, manufacturers have used computerized, automatic cutting equipment. Our employees and subcontractors use both this equipment and highly advanced machines that automatically and continuously lay and cut tubular knitted fabric to specified sizes, minimizing fabric waste and the amount of sewing required, which results in a more consistent and comfortable garment.

     o    SEWING (ONLY CUT & SEW) - Cut fabrics are sewn to complete the garment, including the addition of accessories such as elastic waist and leg bands as well as labels. Working with computerized equipment and robotics, our employees and subcontractors sew garments with far greater precision than if sewn entirely by hand. Our Cut & Sew
          Division operates a sewing facility in Israel and in Jordan, and also subcontracts sewing in Israel and Jordan. In addition, in China, India and Cambodia, our Cut & Sew Division subcontracts a vertical manufacturing process, and it is also commencing business
          relationships with subcontractors in Vietnam.

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

     The Hi-Tex manufacturing process is currently being used to produce knit-to-size intimate apparel, active-wear and outerwear. We operate our Hi-Tex knitting process in our principal production facilities in Segev, Israel. We operate our Hi-Tex sewing process in one sewing facility in Israel and also subcontract sewing in Israel and in Jordan. See "Item 4. Information on the
Company - 4D. Property, Plants and Equipment." At December 31, 2007, we had a
total of 765 fully equipped Santoni Knitting machines at the Hi-Tex facilities in Israel. We also have 36 fully equipped Santoni Knitting machines at Tefron
USA in Valdese, North Carolina, which are currently not operated, but may be transferred to other manufacturing facilities at our discretion.

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

     We also believe that our high market-understanding, and our development and operation skills will assist us in operating subcontracted manufacturing in the
Far-East.

SALES AND MARKETING

     Our marketing strategy focuses on selling quality products to large U.S.
and European marketers of intimate apparel, active-wear and swimwear. We market our products directly to major retailers, which sell them under their own labels and to several companies that market nationally advertised brands. We have sales offices which are located in Portland, Oregon, in New York, New York, in London,
England and in Israel.

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

CUSTOMERS

     Our customers represent some of the leading marketers of intimate apparel, active-wear and swimwear in the world. Approximately 78% of our sales in 2007 were derived from the worldwide sale of our products to our four largest apparel customers, Victoria's Secret, Nike, Target, and J. C. Penney. In 2007, we
continued our close cooperation with our largest active-wear customer, Nike, and strengthened our business relationship with lululemon athletica, maintained our business relationships with other active-wear customers, such as Patagonia and
Reebok and began working with other active-wear customers. In the swimwear area, we strengthened our business relationship with our largest swimwear customers,
Swimwear Anywhere, Target and Abercombie and Fitch, while we maintained our business relationships with other swimwear customers and developed business relationships with new customers in the USA and Europe.

     The following table outlines the dollar amount and percentage of total sales to our customers:

CUSTOMER                         2005                  2006                  2007
                          -----------------     -----------------     -----------------
                                              (Dollars in millions)

Victoria's Secret (1)     $ 69.0      40.3%     $ 72.6      38.6%     $ 62.1      39.1%
Nike                      $ 44.1      25.8%     $ 54.2      28.8%     $ 37.4      23.6%
Target                    $ 18.5      10.8%     $ 18.9      10.0%     $ 18.2      11.4%
J. C. Penney              $  5.5       3.2%     $  5.3       2.8%     $  6.2       3.9%
Others                    $ 34.2      19.9%     $ 34.5      19.8%     $ 34.7      22.0%
Total                     $171.3       100%     $188.1       100%     $158.6       100%

--------------------------------------------------------------------------------

(1)  Includes sales to Mast Industries, Inc. on behalf of Victoria's Secret,
     Victoria's Secret Catalog and Cacique.

     We established our relationship with our largest customer, Victoria's
Secret, in 1991. Currently, we manufacture underwear, nightwear, loungewear, bodysuits, active wear and bras for Victoria's Secret. We continue to seek to expand and strengthen our relationship with Victoria's Secret by providing the retailer with a continuing line of new products. However, we cannot assure that
Victoria's Secret will continue to buy our products in the same volumes or on the same terms as they did in the past. For instance, during the past few years we have been asked by Victoria's Secret to reduce the prices of Victoria's
Secret's Logo program. See "Item 3. Key Information - 3D. Risk Factors - We
depend on a small number of principal customers who have in the past purchased our products in large volumes. We cannot assure that these customers or any other customer will continue to buy our products in the same volumes or on the same terms."

     We began our working relationship with Nike in 2000. Currently, we supply them with active-wear for men and women.

     We began our relationship with Target in 2000, which was an existing customer of Tefron USA. Currently, we supply them with underwear for men and women, bras, active-wear and swimwear products.

     J.C. Penney was a customer of Alba prior to our acquisition of Alba.
Currently, we supply them with intimate apparel and active wear for women.We began our working relationship with The Gap in 1993. Currently, we supply The
Gap with underwear and sleepwear.

     We began our working relationship with lululemon athletica in 2006.
Currently, we supply lululemon athletica, mainly with underwear and active-wear for men and women.

     The volume of products ordered by customers is subject to the cyclical variations in their business. See "Item 3. Key Information - 3D. Risk Factors -
Our principal customers are in the clothing retail industry, which is subject to substantial cyclical variations. Our revenues will decline significantly if our principal customers do not continue to buy our products in large volumes due to an economic downturn."

     We depend on a small number of principal customers. Our principal customers are in the retail industry, which is subject to substantial cyclical variations.
Our annual and quarterly results may vary which may cause our profits and/or the market price of our Ordinary Shares to decline. Consequently, there can be no assurance that sales to current customers will continue at the current rate.

BACKLOG

     Our backlog of orders during 2007 ranged from $31.6 million to $74.1 million, as compared to a range of $49.4 million to $63.3 million during 2006.
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

     LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959

     Certain of our production and development facilities have been granted
Approved Enterprise status pursuant to the Law for the Encouragement of Capital
Investments, 1959 (the "Investment Law") under the grant track. The Investment
Law provides that a capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Trade of
the State of Israel, known as the Investment Center, be designated an Approved
Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific Approved Enterprise. To date, we have enjoyed Israeli government grants with respect to such programs for significant amounts of our capital expenditures. Such grants were available from 1997 to 2007 for an amount equal to 24% of the eligible annual capital expenditures for programs not exceeding investments of NIS140 million in any year, and for an amount equal to 20% of the eligible annual capital expenditures for projects exceeding investments of
NIS140 million. Following the exhaustion of our net operating loss carry forwards in 1997, we began to benefit from certain tax incentives as a result of the Approved Enterprise status of certain of our facilities. Approved
Enterprises related to investment programs from January 1997 onwards in designated areas, which include the location of our primary plants, are exempt from tax for the first two years of the Benefit Period commencing in the first year in which the taxable income is generated.

     On April 1, 2005, an amendment to the Investment Law came into effect. The amendment revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the amendment will qualify for benefits as a Privileged Enterprise (rather than the previous terminology of
Approved Enterprise). Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process. The period of tax benefits for a new Privileged Enterprise commences in the "Year of
Commencement." This year is the later of (1) the year in which taxable income is first generated by a company, or (2) a year selected by the company for commencement, on the condition that the company meets certain provisions provided by the Investment Law (Year of Election). The amendment does not apply to investment programs approved prior to December 31, 2004. The new tax regime applies to new investment programs only.

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

     LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES), 1969

     Pursuant to the Law for the Encouragement of Industry (Taxes), 1969 (the
"Encouragement of Industry Law"), a company qualifies as an "Industrial Company"
if it is a resident of Israel and at least 90% of its gross income in any tax year (exclusive of income from certain defense loans, capital gains, interest and dividends) is derived from an "industrial enterprise" it owns. An
"industrial enterprise" is defined as an enterprise whose major activity, in a given tax year, is industrial manufacturing.

     We believe that we currently qualify as an Industrial Company. Accordingly, we believe that we are entitled to certain tax benefits, including a deduction of 12.5% per annum on the purchase of patents or certain other intangible property rights (other than goodwill) used for the development or promotion of the industrial enterprise over a period of eight years beginning with the year in which such rights were first used.

     The tax laws and regulations relating to the adjustment of taxable income for local inflation provide that an industrial enterprise is eligible for special rates of depreciation deductions. These rates vary in the case of plant and machinery according to the number of shifts in which the equipment is being operated and range from 20% to 40% on a straight-line basis, or 30% to 50% on a declining balance basis.

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

     Although we have invested in Santoni knitting machines to manufacture our seamless products, a competitor of the Santoni brand could manufacture similar machines at lower prices, thereby increasing the competition we would face in the intimate apparel and active-wear markets. In addition, some of our competitors currently manufacture their products using Santoni knitting machines. See "Item 3. Key Information - 3D. Risk Factors - Our markets are highly competitive and some of our competitors have numerous advantages over us;
we may not be able to compete successfully."

     In addition, we benefit from Israel's status as one of the few countries in the world that currently has free trade agreements with the United States,
Canada, the EU and the EFTA which permit us to sell our products in the United
States, Canada and the member countries of the EU and the EFTA free of customs duties and imports quotas. Further, government incentives that reduce the cost of our equipment may not be available to us in other countries. We are also able to sell our products manufactured at our facilities in Jordan free from customs duties and import quotas to the United States and Europe under certain conditions. These favorable terms enable us to maintain the core of our knowledge-based operation in Israel, while competing on the basis of price.

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

     There is substantial uncertainty about how or whether any peace process will develop or what effect it may have upon us. During the summer of 2006,
Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist
Shiite militia group, which involved thousands of missile strikes and disrupted most day-to-day civilian activity in northern Israel. Further, the establishment of a Hamas government in Gaza has created additional unrest and uncertainty in the region. Ongoing violence between Israel and its Arab neighbors and
Palestinians may have a material adverse effect on our business, financial condition or results of operations.

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

U.S. GOVERNMENT REGULATION

     Our manufacturing and other facilities in the USA, Israel, Europe, Jordan.
China, India and Cambodia are subject to various local regulations relating to the maintenance of safe working conditions and manufacturing practices.
Management believes that it is currently in compliance in all material respects with all such regulations.

4C.  ORGANIZATIONAL STRUCTURE

     Our significant subsidiaries are the following wholly-owned subsidiaries:
(i) Hi-Tex Founded by Tefron Ltd., a company incorporated under the laws of
Israel, (ii) Macro Clothing Ltd., a company incorporated under the laws of
Israel, (iii) Tefron USA, Inc., a company incorporated under the laws of
Delaware, (iv) El-Masira Textile Company Ltd., a company incorporated under the laws of Jordan, and (v) Tefron UK Limited, a company incorporated under the laws of the United Kingdom.

4D.  PROPERTY, PLANTS AND EQUIPMENT

ISRAEL

     As of December 31, 2007, we maintained manufacturing and administrative facilities at the following sites in Israel and Jordan:

                                         APPROX.
                                          SQUARE     NUMBER OF     LEASE
FACILITY IN ISRAEL                       FOOTAGE     EMPLOYEES  EXPIRATION (1)  FUNCTION
------------------                       -------     ---------  --------------  --------

Petach Tikva                               1,900        4           2008        Management offices,
                                                                                partly sublease

Segev: Central Factory - Tefron (2)       83,000      123           2012        Development, Knitting packaging,
                                                                                storage and administrative functions

Segev: Central Factory - Hi-Tex 1 (2)    143,000      376           2011        Development, Knitting, sewing,
                                                                                packaging, storage and administrative
                                                                                functions

Segev: Central Factory - Hi-Tex 2 (2)    178,000      309           2012        Knitting, packaging and storage

Holon - Macro Center                      12,000       81           2009        Design, development, Sewing and
                                                                                administrative functions

Yarka                                     23,000      310           2012        Sewing and packaging

Netanya: Dyeing Factory                   68,000       24           2009        Dyeing and finishing

FACILITY IN JORDAN Irbid (4)             207,000      828           2008(3)     Sewing and packaging factory and logistic
                                                                                and some other manufacturing processes

(1)  Including any renewal options.

(2)  Not including an additional option for a 12-15 year lease exercisable every three years on 90 days' prior advance notice.

(3)  The agreement is renewable annually at our option.

(4)  Includes free land lease of 97,000 square feet.

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

UNITED STATES, ENGLAND AND CHINA

     As of December 31, 2007, Tefron USA, Tefron UK and Macro maintained manufacturing and administrative facilities at the following sites in the United
States, England and China:

                                                    APPROX.       NUMBER OF
FACILITY IN UNITED STATES, ENGLAND AND CHINA    SQUARE FOOTAGE    PERSONNEL     FUNCTION
--------------------------------------------    --------------    ---------     --------

Valdese, NC - Warehouse                            163,610            18        Warehouse (Consumer Products)
                                                                                and distribution
Valdese, NC                                         52,644             -        Partly subleased
New York City - Offices                              1,500             2        Sales Offices and Showroom
Portland, OR- Offices                                2,029             6        Sales Offices and Showroom
London, England - Offices                              350             2        Sales Office
Dong Guang, China - Office                           6,000             5        Sourcing and development

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

GENERAL

     OUR BUSINESS; DEVELOPMENTS

     We manufacture intimate apparel, active-wear and swimwear sold throughout the world by name-brand marketers as well as well known American and European retailers and designer labels. Our product line includes knitted briefs, bras, tank tops, boxers, leggings, crop tops, T-shirts, daywear, nightwear, bodysuits, swimwear, beach-wear, active-wear, shape wear and accessories.

     We have two divisions: Seamless (also called Hi-Tex) and Cut & Sew. Our
Seamless Division, which manufactures intimate apparel and active-wear products, generated approximately 51.4% of our revenues during 2007. Our Cut & Sew
Division, which manufactures intimate apparel, active-wear and swimwear products, generated approximately 48.6% of our revenues during 2007.

     Our Hi-Tex manufacturing process involves a vertically integrated production process, from the design of the product to the knitting, dyeing and sewing of the product. However, our Hi-Tex manufacturing process utilizes state-of-the-art technology that eliminates a significant number of stages of the manufacturing process while enabling our Hi-Tex Division to produce a substantially wider range of fabrics, styles and product lines at a consistently high level of comfort, quality and durability. The Hi-Tex manufacturing process was developed in-house through the adaptation and configuration of machinery and equipment purchased from third parties. Although developed for our exclusive use, most of these adaptations and configurations are not patented. The manufacturing for our Hi-Tex Division takes place mainly in Israel, where we operated 765 fully equipped Santoni knitting machines as of December 31, 2007.

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

     2007 DEVELOPMENTS

     Despite our transformation in recent years from an intimate apparel company with one anchor customer to a more diversified active-wear, swimwear and intimate apparel company, our sales decreased in 2007 principally due to the decrease in sales to our largest active-wear customer and our largest intimate apparel customer, which together accounted for approximately 62.7% of our sales in 2007. We continue our efforts to broaden our costumer base and expect to add new costumers during 2008. At the same time, our profits were adversely impacted by a number of factors, including our lower revenue and manufacturing levels, the significant devaluation of the U.S. dollar versus the NIS in 2007, and the factors described below.

     In our Hi-Tex Division, the learning curve required for the manufacture of new and technologically advanced products, which have been ordered in short production runs for a larger number of apparel categories, increased our costs and decreased our operating efficiency. We are working to overcome the manufacturing challenges in our Hi-Tex Division. At the same time, the lower proportion of our more profitable Hi-Tex Products in the sales mix to Nike during the second half of the year reduced our operating profits. We are looking to increase our proportion of our more advanced Hi-Tex products to Nike in the coming year. We believe our relationship with Nike is strong, and it remains a central part of our strategy driving our long term growth in active-wear.

     The cost structure of our manufacturing process for intimate apparel and active-wear products, which takes place principally in Israel and Jordan, continues to be higher than the cost structure of many of our competitors in the
Far East, Egypt and Central America. This competition, mainly for the sale of intimate apparel products, has caused an erosion of our prices in 2007, particularly for our Cut & Sew older collections. We are endeavoring to move additional portions of our Cut & Sew manufacturing process in the near future from Israel to Jordan, the Far East and other locations to benefit from the lower labor costs in those locations.

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

     Substantially all of our revenues are derived from the sale of our products, primarily in the United States. We recognize revenues from the sale of our products upon delivery when all other revenue recognition criteria are met.
Our payment terms vary based on customer and length of relationship. We do not have any long-term supply obligations.

     We purchase our raw materials from several international and domestic suppliers and historically have not experienced any difficulty in obtaining raw materials to meet production requirements. Raw materials are generally purchased against actual orders or customers' firm commitments, although we have a policy of maintaining a minimum level of those raw materials that are in repeated demand. From time to time, when market conditions are favorable, we have entered into contracts with various suppliers of basic cotton for delivery over a period of three to six months.

CRITICAL ACCOUNTING POLICIES

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

     o    Revenue recognition;

     o    Inventory valuation;

     o    Property, plant and equipment; and

     o    Income taxes and valuation allowance.

     REVENUE RECOGNITION

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

     INCOME TAXES AND VALUATION ALLOWANCE

     On January 1, 2007, we adopted Financial Accounting Standards Board
Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes," which contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with Statement of Financial Accounting
Standards No 109, "Accounting for Income Taxes.", or SFAS No. 109. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. Prior to January 1, 2007, we estimated our uncertain income tax obligations in accordance with SFAS No. 109, "Accounting for Income Taxes" (SFAS
No. 109) and SFAS No. 5 "Accounting for Contingencies" ("SFAS No. 5").

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

RESULTS OF OPERATIONS

     The following table sets forth our results of operations expressed as a percentage of total sales for the periods indicated:

                                          YEAR ENDED DECEMBER 31,
                                       2005         2006       2007
                                       -----       -----      -----

Sales                                    100%        100%       100%
Cost of sales                           82.7        77.2       87.7
                                       -----       -----      -----
Gross profit                            17.3        22.8       12.3
Selling and marketing, general and
administrative expenses                  7.9         9.0       11.2
                                       -----       -----      -----
Operating income                         9.4        13.8        1.1
Financial expenses, net                  1.9         1.1        0.8
                                       -----       -----      -----
Income before taxes on income            7.5        12.7        0.3
Taxes on income                          2.5         3.0        0.0
                                       -----       -----      -----
Income from continuing operation         5.0         9.7        0.3
Income (loss) from discontinued
operation                               (3.1)        0.1        0.0
                                       -----       -----      -----
Net income                               1.9         9.8        0.3
                                       =====       =====      =====

YEAR ENDED DECEMBER 31, 2007 COMPARED TO YEAR ENDED DECEMBER 31, 2006

     SALES

     CONSOLIDATED. Sales for the year ended December 31, 2007 were $158.6 million, a 15.7% decrease compared to sales of $188.1 million for the year ended
December 31, 2006. Our sales of intimate apparel decreased 10.9% from $100.9 million in 2006 to $89.9 million in 2007, our sales of active-wear products decreased 29.2% from $59.4 million in 2006 to $42.0 million in 2007 and our sales of swimwear decreased 4.0% from $27.8 million in 2006 to $26.7 million in
2007. Below is a table that describes our 2006 and 2007 sales of intimate apparel, active-wear and swimwear products:

                                                       SALES
                     -------------------------------------------------------------------------
                                    2006                                  2007
                     ----------------------------------     ----------------------------------
                                               (Dollars in thousands)

                    CUT & SEW     SEAMLESS      TOTAL      CUT & SEW     SEAMLESS       TOTAL
                     --------     --------     --------     --------     --------     --------

Intimate Apparel     $ 53,148     $ 47,742     $100,890     $ 37,114     $ 52,763     $ 89,877
Active-wear             4,995       54,411       59,406       13,216       28,831       42,047
Swimwear               27,808           --       27,808       26,690           --       26,690
TOTAL                  85,951      102,153      188,104       77,020       81,594      158,614

          SEAMLESS. Sales for the year ended December 31, 2007 for this segment were $81.6 million, a 20.1% decrease compared to sales of $102.2 million for the year ended December 31, 2006. This decrease in sales was due to a decrease of 47.0% of our sales of active wear products from $54.4 million in 2006 to $28.8 million in 2007 due to a decrease in sales to our major active wear customer, which was partially offset by an increase of 10.5% in our sales of intimate apparel from $47.7 million in 2006 to $52.8 million in 2007, which was principally due to increase in our sales to our largest intimate apparel customers.

          CUT & SEW. Sales for the year ended December 31, 2007 for this segment were $77.0 million, a 10.4% decrease compared to sales of $86.0 million for the year ended December 31, 2006. This decrease in sales was mainly due to a decrease of 30.2% in our sales of intimate apparel from $53.1 million in
     2006 to $37.1 million in 2007. This decrease was due to a reduction in sales to our major intimate apparel customer and to pricing pressure in older intimate apparel collections of our intimate apparel product line, and was partially offset by an increase of 164.6% in our sales of active wear from $5.0 million in 2006 to $13.2 million in 2007 due to an increase in our sales to Nike for their 'new generation' of the Pro Core category.

     COST OF SALES

     Cost of sales consists primarily of materials, various salaries and related expenses, subcontracting expenses and other overhead expenses related to our manufacturing operations. Cost of sales decreased by 4.1% to $139.1 million in
2007 as compared to $145.1 million in 2006 due to a decrease in our sales volume. As a percentage of sales, cost of sales increased to 87.7% in 2007 as compared to 77.2% in 2006. This increase was primarily due to the lower sales and manufacturing levels in 2007. In addition, this was due to the significant devaluation of the U.S. dollar versus the NIS, the previously identified pricing pressure in older Cut & Sew collections of our intimate apparel product line, and increased manufacturing complexities in our Hi-Tex Division associated with the introduction of new and complex products, and short production runs.

     SELLING AND MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling and marketing, general and administrative expenses consist primarily of costs relating to salaries to employees engaged in sales, marketing, distribution, administration and management activities, freight and other administrative costs. Selling and marketing, general and administrative expenses increased by 3.7% to $17.7 million in 2007 as compared to $17.1 million in 2006. This increase was primarily due to an increase in export freight charges as a result of different shipping terms with some of our customers obligating us to deliver our goods to the customers' site and an increase in air freight charges due to late shipments. In addition, this was due to the significant devaluation of the U.S dollar versus the NIS. As a percentage of sales, selling and marketing, general and administrative expenses increased from
9.1% in 2006 to 11.2% in 2007.

     OPERATING INCOME

     CONSOLIDATED. Operating income for the year ended December 31, 2007 was
$1.8 million (1.1% of sales), compared to operating income of $25.9 million
(13.8% of sales) for the year ended December 31, 2006. This decrease in operating income was due to the decrease in the gross profit and the increase of the selling and marketing, general and administrative expenses, as discussed above.

          SEAMLESS. Operating loss for the year ended December 31, 2007 for this segment was $0.5 million, compared to operating income of $16.4 million
     (16.0% of sales) for the year ended December 31, 2006. This decrease was due to the lower revenues and manufacturing levels, manufacturing complexities associated with the introduction of new and complex products, short production runs and the costs associated with delays in delivery and the significant devaluation of the U.S dollar versus the NIS, as discussed above.

          CUT & SEW. Operating income for the year ended December 31, 2007 for this segment was $2.3 million (2.9% of sales), compared to operating income of $9.5 million (11.1% of sales) for the year ended December 31, 2006. The decrease resulted mainly from previously identified pricing pressure in older collections of our intimate apparel product line, lower revenues and manufacturing levels and from the significant devaluation of the U.S.
     dollar versus the NIS, as discussed above.

     FINANCIAL EXPENSES, NET

     Financial expenses, net decreased to $1.3 million in 2007 as compared to
$1.9 million in 2006. This decrease was mainly due to a reduction of our net bank debt as a result of a positive cash flow. This decrease was partly offset by currency exchange losses resulting from the weakening of the U.S dollar as compared to the NIS.

     INCOME TAXES

     Tax benefit for 2007 was $20,000 as compared to tax expense of $5.7 million for 2006. The main reason for this decrease was the decrease in our pretax profit which was $0.5 million for 2007 compared to $24.0 million for 2006.

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

                                                      SALES
                     -------------------------------------------------------------------------
                                    2005                                   2006
                     ----------------------------------     ----------------------------------
                                               (Dollars in thousands)

                    CUT & SEW     SEAMLESS      TOTAL       CUT & SEW    SEAMLESS       TOTAL
                     --------     --------     --------     --------     --------     --------

AIntimate Apparel     $ 37,564     $ 64,061     $101,625     $ 53,148     $ 47,742     $100,890
ctive-wear               6,140       45,821       51,961        4,995       54,411       59,406
Swimwear                17,750           --       17,750       27,808           --       27,808
TOTAL                   61,454      109,882      171,336       85,951      102,153      188,104

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

     SELLING AND MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling and marketing, general and administrative expenses consist primarily of costs relating to salaries to employees engaged in sales, marketing, distribution, administration and management activities, freight and other administrative costs. Selling and marketing, general and administrative expenses increased by 25.8% to $17.1 million in 2006 as compared to $13.6 million in 2005. This increase was primarily due to the growth in our sales volume, the expansion of our selling activities related to our swimwear product line and an increase in our freight expenses mainly due to the increase in sales of our swimwear product line. A number of our swimwear customers required us to be responsible for delivering their products directly to their distribution warehouse, which increased our freight expenses. As a percentage of sales, selling and marketing, general and administrative expenses increased from 7.9%
in 2005 to 9.0% in 2006.

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

LIQUIDITY AND CAPITAL RESOURCES

     2007 SOURCES AND USES OF CASH

     During 2007, we generated $3.0 million in cash from operating activities compared to $27.8 million during 2006. In addition, we received:

     o    proceeds of $4.3 million from the exercise of tradable options issued in the secondary offering of our securities on the Tel Aviv Stock
          Exchange, and

     o    Proceeds of $17.2 million from sale of marketable securities and proceeds of $13.0 million from repayments of bank deposits.

     This cash flow was used to repay a net amount of $5.9 million in bank debt, invest $5.4 million, net, in property, plant and equipment, invest $19.0 million in marketable securities, and together with other cash flow activities, decrease our cash and cash equivalents, deposits and marketable securities balance by
$3.7 million from $20.1 million at December 31, 2006 to $16.4 million at
December 31, 2007.

     Cash provided by operating activities is net income (loss) adjusted for certain non-cash items and changes in assets and liabilities. For 2007, cash provided by operating activities was $3.0 million, compared to $27.8 million in
2006, while our net income decreased in 2007 to $0.5 million compared to net income of $18.4 million in 2006. During 2007, the majority of our decrease in our cash flow provided by operating activities as compared to 2006 was mainly due to the decrease in our net income (excluding non cash expenses).

CONTRACTUAL AND OTHER COMMITMENTS

     We have various commitments primarily related to long-term debt. The following tables provide details regarding our contractual cash obligations and other commercial commitments subsequent to December 31, 2007:

CONTRACTUAL OBLIGATIONS(1)(2)          TOTAL     2008      2009     2010     2011    2012+
-----------------------------          -----     ----      ----     ----     ----    -----

Long-Term Bank Debt                    $19.3     $ 5.9    $ 5.5    $ 2.8    $ 2.8    $ 2.3
Operating Lease Obligations            $11.5     $ 3.1    $ 2.8    $ 2.6    $ 2.6    $ 0.4
Severance Pay (3)                      $ 2.6        --       --       --       --       --
Other Long-Term Obligations (4)           --        --       --       --       --       --
TOTAL CONTRACTUAL CASH OBLIGATIONS     $33.4

OTHER COMMERCIAL COMMITMENTS    TOTAL AMOUNTS AVAILABLE        2007(5)
----------------------------    -----------------------        -------

Lines of Credit                         $22.2                  $   0
Guarantees/Letters of Credit            $  11                  $ 6.5
TOTAL COMMERCIAL COMMITMENTS            $33.2                  $ 6.5

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

     (2) This table does not include payments of interest on our long-term bank debt, due to its variable nature. Interest on our long-term bank debt ranges from three-month LIBOR plus 1.2% to three-month LIBOR plus 1.5%. As of March 15,
2008, the three-month LIBOR was 4.83%.

     (3) Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor law.

     (4) This table does not include deferred tax liabilities, net, of $11.8 million. We do not know in what year this long-term obligation will be payable.

     (5) These credit lines facilities are revolving on a yearly basis.

     LOAN FACILITIES

     At December 31, 2007, outstanding borrowings from banks, comprised of long term debt, totaled $19.3 million, including current maturities of $5.9 million.
The bank loans bear interest at three months LIBOR plus 1.2% to 1.5% and are scheduled to mature during the next five years.

     Long-term loans include a term loan facility of our subsidiary, Tefron USA, with Bank Hapoalim B.M. and Israel Discount Bank of New York entered into in connection with the acquisition of Tefron USA, in the outstanding amount of $6.0 million, which until recently was payable in eight quarterly installments commencing March 15, 2008 through December 15, 2009. During March 2008, we converted these loans into new loans received from our Israeli banks and, as a result, the loans are payable in seventeen quarterly installments commencing
June 30, 2008 through June 29, 2012.

     The term loan facility is secured by a floating lien on all the personal property of Tefron USA and its subsidiaries, pledges of all non-margin stock of
Tefron USA owned by our U.S. subsidiary, Tefron U.S. Holdings Corp., and all subsidiary stock then owned by Tefron USA, and guaranties made by us, Hi-Tex
Founded by Tefron Ltd. and by Tefron U.S. Holdings Corp.

     The bank loan agreements contain various covenants which require, among other things, that we maintain certain financial ratios related to shareholders'
equity and operating results. In addition, the terms prohibit us and Tefron USA from incurring certain additional indebtedness, limit certain investments, advances or loans and restrict substantial asset sales, cash dividends and other payments to shareholders of us and of Tefron USA. These covenants and restrictions could hinder us in operations and growth. As of December 31, 2007 and 2006, the Company was in compliance with these covenants.

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

     OUTLOOK

     We currently believe that our cash flow from ongoing operations and our available cash on hand and bank credit will be sufficient to finance all of our ongoing costs and our planned investments in our business through at least the end of 2008.

     We are looking to further expand our relationship with Nike and lululemon athletica, continue to increase our sales of swimwear products, and expand our
Cut & Sew sales from the Far East. We expect increased active-wear sales in the first half of 2008, driving a growth in our overall sales. This is primarily due to increased orders from Nike for their 'new generation' products from both our
Cut & Sew and Hi-Tex divisions, as well as growth in sales to lululemon. We also expect a strong increase in first quarter sales of swimwear. Additionally, we intend to broaden our base of customers and scope of products while entering into new categories and increase the visibility of our Engineered for
Performance EFP(TM) technology.

     However, we expect to continue to be affected by operational difficulties in our Hi-Tex Division in the early part of 2008, and continue to be adversely impacted by the devaluation of the U.S. dollar. In our Cut & Sew Division, we have been informed by Victoria's Secret that they intend to gradually transfer their sourcing of an old Cut & Sew cotton program to India beginning the second half of 2008. We do not expect this to have a material impact on our 2008 intimate apparel revenues and profitability. See "Item 3. Key Information - 3D.
Risk Factors," and in particular "- We depend on a small number of principal customers who have in the past bought our products in large volumes," "Our principal customers are in the retail industry, which is subject to substantial cyclical variations," "Our expansion into new product lines with complicated products and different raw materials reduced our operating efficiency during
2007 and we may also face operating efficiency difficulties in the future," and
"- Our markets are highly competitive and some of our competitors have numerous advantages over us; we may not be able to compete successfully."

DESIGN AND DEVELOPMENT OF PRODUCTS

     Our design and development of products department continually strives to improve technologies and products and develop new lines of products. We invested approximately $4.9 million in 2005, $5.5 million in 2006 and $6.6 million in
2007 on design and development of products, including investments made by Tefron
USA.

IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS

     Because most of our revenues in the foreseeable future are expected to continue to be generated in U.S. dollars, and a significant portion of our expenses are expected to continue to be incurred in NIS, we are exposed to the risk of appreciation of the NIS vis-a-vis the U.S. dollar. Part of our expenses are executed in Euro and, therefore, we are also exposed to the risk of appreciation of the Euro vis-a-vis the U.S dollar. This appreciation would cause an increase in our NIS or Euro expenses as recorded in our U.S. dollar denominated financial reports even though the expenses denominated in NIS or
Euro remain unchanged. A portion of our NIS denominated expenses is linked to changes in the CPI, a portion is linked to increases in NIS payments under collective bargaining agreements and a portion is unlinked.

     The dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is (or is not) offset, or is offset on a lagging basis, by the devaluation of the NIS in relation to the dollar. Unless inflation in Israel is offset by a devaluation of the NIS, such inflation will have a negative effect on our profitability because we receive most of our proceeds in dollars or NIS linked to dollar, but incur a portion of our expenses in NIS and NIS linked to the CPI. See "Item 11. Quantitative and
Qualitative Disclosures about Market Risk - Foreign Currency Risk" and
"-Interest Rate Risk."

     In 2003 and 2005, the rate of devaluation of the NIS vis-a-vis the dollar exceeded the inflation rate in Israel. During 2003 and 2005, the rate of inflation was (1.9)% and 2.4%, respectively, while the NIS devalued against the
U.S dollar by 7.6% and 6.9% in 2003 and 2005, respectively. During 2004, 2006 and 2007, the rate of inflation was 1.2%, (0.1)% and 3.4%, while the NIS appreciated versus the U.S dollar by 1.6%, 8.2% and 9.0%, respectively, and this negatively affected our profitability.

     Due to the appreciation of the NIS vis-a-vis the dollar, we incurred gross expenses of approximately $1.0 million in 2007. This amount does not take into account hedging transactions performed by the Company during 2007, which diminished the adverse effect of the appreciation of the NIS in relation to the dollar. This appreciation may continue in 2008.

     A devaluation of the NIS in relation to the dollar would have the effect of decreasing the dollar value of any assets or receivables denominated in NIS
(unless such receivables are linked to the dollar). Such devaluation would also have the effect of reducing the dollar amount of any of our payables or liabilities which are denominated in NIS (unless such payables or liabilities are linked to the dollar). Conversely, any increase in the value of the NIS in relation to the dollar will have the effect of increasing the dollar value of any of our unlinked NIS assets and the dollar amounts of any of our unlinked NIS liabilities. Since December 31, 2007, the U.S. dollar has continued its devaluation vis-a-vis the NIS. As of March 17, 2008, the representative exchange rate between the NIS and the U.S. dollar as published by the Bank of Israel was
NIS 3.426 to $1, as opposed to NIS 3.846 to $1 as of December 31, 2007.

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
Since most of our revenues are generated in U.S. dollars and a significant part of our expenses are in Israeli currency, we are subject to fluctuations in inflation and currency rates."

EFFECTIVE CORPORATE TAX RATE

     The taxable income of Israeli corporations was generally subject to corporate tax at the statutory rate of 29% in 2007. The rate is scheduled to decline to 27% in 2008, 26% in 2009, and 25% in 2010 and thereafter. However, most of our manufacturing facilities in Israel have been granted Approved
Enterprise status under the Investment Law, and consequently income derived from such facilities is eligible, subject to compliance with certain requirements, for certain tax benefits beginning when such facilities first generate taxable income. We have derived most of our income from our Approved Enterprise facilities. Subject to compliance with applicable requirements, income derived from our Approved Enterprise facilities will be subject to corporate tax at a rate of 10%- 25% (based on the percentage of foreign investment in the Company)
for the earlier between: (i) 10 years beginning in the year that we had taxable income, (ii) 12 years from commencement of production, or (iii) 14 years from the date of approval.

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

YEAR ENDED DECEMBER 31,       AVERAGE RATE  HIGH      LOW     PERIOD END
-----------------------       ------------  ----     -----    ----------
                                           (NIS PER $1.00)

2003                              4.54      4.92      4.28      4.38
2004                              4.48      4.63      4.31      4.31
2005                              4.49      4.74      4.30      4.60
2006                              4.46      4.73      4.18      4.23
2007                              4.11      4.34      3.83      3.85

     The following table sets forth certain information concerning the representative rate of exchange between the NIS and the US dollar, as published for the months October 2007 through March 2008.

MONTH                         AVERAGE RATE  HIGH      LOW     PERIOD END
-----------------------       ------------  ----     -----    ----------
                                            (NIS PER $1.00)

October 2007                      4.01      4.05      3.97      3.97
November 2007                     3.92      3.97      3.83      3.83
December 2007                     3.90      4.01      3.83      3.85
January 2008                      3.76      3.86      3.63      3.63
February 2008                     3.61      3.66      3.58      3.64
March (through March 17, 2008)    3.55      3.66      3.40      3.43

     On March 17, 2008, the representative rate of exchange between the NIS and the U.S. dollar was NIS 3.43 per $1.00, as published by the Bank of Israel.
Changes in the exchange rate between the NIS and the U.S. dollar could materially affect our financial results.

     TREND INFORMATION. We expect increased active-wear sales in the first half of 2008, driving growth in our overall sales. We are also looking for a strong increase in first quarter sales of swimwear. However, we expect to continue to be affected by operational difficulties in our Hi-Tex Division in the early part of 2008, and continue to be adversely impacted by the devaluation of the U.S.
dollar. For more information, see " - Outlook."

     We have also experienced erosion in prices of our Cut & Sew intimate apparel products and decrease in sales of these products that may continue in the future.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.  Directors and Senior Management

     The following table sets forth certain information concerning our current directors, senior management and key employees as of March 15, 2008.

NAME                        AGE       POSITION
----                        ---       --------

Yacov Gelbard               60        Chairman of the Board
Yosef Shiran                46        Chief Executive Officer and Director
Ishay Davidi                46        Director
Yarom Oren                  38        Director
Micha Korman                53        Director
Meir Shamir                 57        Director
Shirit Kasher               40        Director
Avi Zigelman                51        Director
Eli Admoni                  68        External Director
Yacov Elinav (1)            63        External Director.
Asaf Alperovitz             38        Chief Financial Officer
Itamar Harchol              49        Chief Technology Officer
Anat Barkan                 41        Manager of Human Resources
Amit Eshet                  46        Supply Chain Manager
David Gerbi                 58        Hi-Tex Division Manager
Ilan Gilboa                 41        Cut & Sew Division Manager
Ronny Grundland             54        Swimwear Division Manager
Michal Baumwald Oron        35        Company Secretary and Legal Counsel
Alon Shadmi                 46        Marketing operations ANd innovation manager

----------

(1) Subject to the approval of the shareholders on April 9, 2008. At a shareholders meeting scheduled for that day, the shareholders will be asked to ratify the reappointment of Mr. Elinav as External Director for a second three years term, effective from July 15, 2007 and until July 14, 2010. See Form 6-K filed with the Securities and Exchange Commission on March 13, 2007.

     YACOV GELBARD began serving as the Company's active Chairman of the Board of Directors on January 1, 2008. Mr. Gelbard served as President and CEO of
Bezeq Ltd. from 2005 to 2007, as President and CEO of Pelephone Communications
Ltd. from 2001 to 2005, as Chairman of the "Hamashbir Fashion Warehouse" Ltd in
2001, as President and CEO of XXL (Electronic Commerce) Ltd. from 1999 to 2001, as President and CEO of Blue Square - Israel Ltd. from 1993 to 1999, and as VP of Finance of Blue Square - Israel Ltd. from 1983 to 1993. Mr. Gelbard holds a
BA degree Economy and Accounting, Tel - Aviv University, and he is a Certified
Public Accountant.

     YOSEF SHIRAN has served as Chief Executive Officer and a Director of Tefron since January 2001. Prior to joining Tefron, Mr. Shiran was the general manager of Technoplast Industries, an injection molding and extrusion company, from 1995 to 2000. Mr. Shiran has over 15 years of management experience. Mr. Shiran holds a B.Sc. degree in Industrial Engineering from Ben-Gurion University and a masters degree in Business Administration from Bar Ilan University. Since 2007,
Mr. Shiran has served as the chairman of the Textile Manufacturers Association of Israel.

     ISHAY DAVIDI has served as a director of the Company since June 2005 and served as Chairman of the Board of Directors from November 2005 through December
2007. Mr. Davidi is the Founder and CEO of each of FIMI IV 2007 Ltd, FIMI
Opportunity 2005 Ltd, FIMI 2001 Ltd and First Israel Mezzanine Investors Ltd.,
the managing general partners of the partnerships constituting the FIMI Private
Equity Funds. Mr. Davidi also serves as a director at Retalix Ltd. (TASE,
Nasdaq), Scope Metals Group Ltd. (TASE), Orlite Industries (1959) Ltd., MDT
Micro Diamond Technologies Ltd, Orian S.M. Ltd. (TASE), Merhav-Ceramic and
Building Materials Center Ltd. (TASE), Gamatronic Electronic Industries, Ltd.
(TASE) and Bagir Group Ltd. Mr. Davidi holds a B.Sc in Industrial and Management
Engineering from Tel Aviv University and an MBA from Bar Ilan University.

     YAROM OREN is Senior Partner at FIMI 2005 Ltd. and FIMI 2001 Ltd.. Mr. Oren
also serves as a director of Caesarea Creation Ltd., a textile manufacturer,
Bagir Group, a suits manufacturer, Scope Metals Ltd, a metal service provider and Ginegar Plastic Products Ltd., a plastic cover films manufacturer. Yarom
Oren holds a B.Sc in Industrial Engineering from Tel-Aviv University and an MBA from WBS England.

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
Korman held various senior financial and management positions with companies in the hi-tech, beverage and food and communication industries. Mr. Korman holds a
Bachelor's degree in Economics, a Business Administration degree from Bar-Ilan
University and an LL.B degree from Kiryat Ono College and was admitted to practice law in Israel in 2007.

     MEIR SHAMIR was elected as a director of the Company on March 31, 2004 and has been the Chairman of Mivtach Shamir Holdings Ltd., an investment company traded on the TASE, since 1992. Mr. Shamir also serves as a director of several companies controlled by Mivtach Shamir Holdings Ltd.

     SHIRIT KASHER was elected as a director of the Company on March 31, 2004 and has been the head of Corporate & Structured Finance at Brack Capital Holding
Ltd since April 2006. From April 2005 until April 2006 Ms. Kasher was the CEO of
Telem Ltd. From 2001 to March 31, 2005, Ms. Kasher was the Business and
Corporate Counsel and Secretary of The Israel Phoenix Assurance Company Ltd. and
the General Counsel of Atara Investment Company Ltd. and Atara Technology
Ventures Limited (both from the Phoenix Group). From 1997 to 2000, Ms. Kasher worked at S. Horowitz & Co., first as an Articled Clerk and then as an Advocate.
Ms. Kasher holds a B.Sc. and an LLB, from Tel Aviv University and is admitted to practice law in Israel.

     AVI ZIGELMAN was elected as a director of the Company on June 28, 2005.
Since 2004 Mr. Zigelman is a financial advisor and serves as a director in the following companies: Plastro Irrigation Systems Ltd., Mizrahi Tefahot Bank Ltd.,
Fox Vizel Ltd.,King Ltd., Bram Industries Ltd., Ilex Medical Ltd., P.M.S Group
Ltd., Gindi Investments 1 Ltd., Clal Biotechnology Industries Ltd., Simha Urieli
and Sons Ltd., Milomor Trade & Communication Ltd., Arpal Aluminum Systems Ltd.,
Sialo Technology Israel Ltd., Crew Technology (1977) Ltd and Pangea Real Estates
Ltd. Since 2000 Mr. Zigelman is a member of the Professional Committee of the
Israeli Accounting Standard Board. Between 1996 and 2003, Mr. Zigelman served as a Partner Head of Professional Practice Department of KPMG Somekh Chaikin
accounting firm. Mr. Zigelman holds an M.A. in Business Economics, specialization in Finance, with honors, B.A in Accounting and Economics,
Economics with honors, and post degree Accounting Studies, with honors, - all from Tel-Aviv University. Mr. Zigelman is a Certified Public Accountant.

     ELI ADMONI has served as an External Director of Tefron since August 10,
2006. Mr. Admoni has been the chairman of the Clalit Health Services since 2005, serves as a director and chairman of the finance committee of Clalit Health
Services and served as the chairman and as a director in boards of directors of different companies from 2000 to 2005. Mr. Admoni served as the president of
Biotechnology General (Israel) Ltd from 1999 to 2000, as CEO of Caniel Israel
Can Company Ltd from 1994 to 1998, as CEO of Rafa Labs Ltd from 1989 to 1993, and as CEO of Abic Ltd from 1982 to 1989. Mr. Admoni holds an LLB from the
Hebrew University, Jerusalem and a Business Administration degree studies from
University of Manitoba, Canada.

     YACOV ELINAV has served as an External Director of Tefron since July 2004.
Between 1991 and July 2003, Mr. Elinav was a member of the Board of Management of Bank Hapoalim B.M. Mr. Elinav also serves as a Chairman of the Board of DS
Securities Investment Ltd. and of the board of DS Mutual Funds Ltd and is a director of Middle East Tube Ltd., New Kopel Ltd, DS Institutionals Ltd, Sapians
Ltd., B.G.I Ltd., Polar Communication Ltd. R.H. Technologies and is an external director of Office Textile Ltd. Mr. Elinav formerly served as a director of other prominent Israeli companies.

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

     ANAT BARKAN joined Tefron in 2005 as Manager of Human Resources. Prior to
joining Tefron, Ms. Barkan served as manager of Human Resources in several companies, including Golan Plastic Products from 2001 until 2005 and in
Glidat-Strauss Ltd. from 1995 until 2001. Ms. Barkan holds a Bachelor's degree in Political Science and Sociology from Haifa University, a Master in Business
Administration from the Hebrew University and a degree in Organizational
Consulting from Haifa University.

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

     ILAN GILBOA joined Tefron as manager of Tefron's Cut & Sew Division in
March 2003. Prior to joining Tefron, Mr. Gilboa served from 1996 to February
2003 in Kulicke & Soffa Israel, a leading supplier of semiconductor assembly and test innerconnect equipment, materials and technologies, first as a manager of industrial engineering and last as vice president of operations and as such, was responsible for the construction of Kulicke & Soffa's new industrial facility in
China. Mr. Gilboa holds a B.Sc and M.Sc degree in industrial engineering from the Technion in Haifa.

     RONNY GRUNDLAND joined Tefron in May 2003, following the acquisition of
Macro Clothing Ltd, and has served since then as a Head of Tefron Swimwear
Division. Prior to that Mr. Grundland served since 1995 until 2003 as the general manager of Macro, since 1993 until 1995 he served as co-general manger of Macpell Industries, Ltd. and as its marketing manager, since 1990 until 1992
Mr. Grundland served as an organizational advisor to textile companies in Israel and Europe, and since 1980 until 1989 he served as a production and operational manager in Gotex, Ltd. Mr. Grundland holds a B.Sc degree with honors in industrial engineering form the Technion- the Technologic Institution in Israel, and LLB with honors from Sharei-Mishpat College.

     MICHAL BAUMWALD ORON joined Tefron in 2003 and has served as the company secretary and general counsel since August 2004. Prior to joining Tefron, Ms.
Oron served as a lawyer and as legal counsel in a law firm, in private practice and in the IDF. Ms. Oron holds an LLB from Tel-Aviv University and an LLM from
Bar-Ilan University and was admitted to practice law in Israel in 1996.

     ALON SHADMI joined Tefron in 2003 and has served as Marketing Operations and Innovation Manager since 2007 after serving as Business Unit Director and as the Head of Development. Prior to joining Tefron, Mr. Shadmi served as Site
Manager of Amdocs Inc from 2001 to 2003, as VP Operation in Ginegar Plastic
Products Ltd from 1996 to 2001, and in managerial positions in Seker Planning and Management from 1993 to 1996 and in Gadot Petrochemical Industries from 1991 to 1993. Mr. Shadmi holds MBAMasters Degree (Marketing) from the Technion
Institute, Haifa since 1997 and B.Sc. Industrial and Management Engineering with honors, from the Technion Institute, Haifa since 1991.

6B.  COMPENSATION

     The aggregate direct remuneration paid to all Directors and senior management as a group for services in all capacities for the year ended December
31, 2007 was approximately $2.2 million, of which $90,500 was paid to Directors in their capacities as Directors. Negligible amounts were set aside or accrued for vacation and recuperation pay for all Directors and senior management as a group. No amounts were set aside or accrued to provide pension, retirement or similar benefits. The amount does not include any amounts expended by us for automobiles made available to our officers, expenses (including business travel and professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in
Israel and $120,000 in management fees paid to Norfet and $70,000 in management fees paid to New York Delights, a company wholly owned by Arie Wolfson, a former director and former chairman of the Company's Board of Directors. We have no service contract with any of our directors that provide for benefits upon termination of their employment as directors.

     In 2007, the Company did not grant options under the Share Option Plan.

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
In 2006, Tefron shareholders also resolved to change the definition of "Net
Profit" for the purposes of calculating the annual bonus for 2006 and thereafter to be Tefron's annual net profit as set forth in Tefron's audited financial statements, after deducting tax and without taking into consideration special profits or losses (except special profits which resulted from Mr. Shiran's actions which will be taken into consideration) or profits or losses which are not derived from Tefron's ordinary operations. In 2007, Tefron shareholders approved an increase of Mr. Shiran's monthly compensation starting from January
1, 2007 to $35,000 plus VAT.

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

     As of March 15, 2008, all 815,000 of Mr. Shiran's options had vested (in addition to the 150,000 options already exercised). The agreement granting these
650,000 options included a provision providing for an adjustment to the exercise price in the event of a dividend distribution during the period that the options cannot be exercised, whether due to the fact that the options are not vested or due to the terms of Section 102 of the Israel Income Tax Ordinance. In 2007,
Tefron shareholders approved a two-year extension of the period (until October
22, 2008) during which the exercise price of these options would be adjusted for dividend distribution by Tefron, whether or not the options are exercisable at the time of the dividend distribution.

     In the event the Management Agreement is terminated by us without "cause"
or by Mr. Shiran, Mr. Shiran will be entitled to exercise the options he would otherwise be entitled to exercise as of such date for a period ending 36 months after such termination.

     AGREEMENT WITH ARIE WOLFSON

     Under the terms of our consulting and management services agreement with
Mr. Arie Wolfson, a former Director of the Company, and with a company controlled by him, referred to herein as the Consulting Agreement, we paid to the company controlled by Mr. Wolfson: (1) compensation for consulting services in the amount of $15,000 per month, plus 41% cost (equivalent to the cost we would have paid for a similar senior management wage) (total of $253,800 annually), (2) reimbursement of vehicle expenses, (3) reimbursement of out-of-pocket expenses, and (4) reimbursement of other standard expenses customarily provided to persons serving in such capacity in Israel. These payments replaced payments made until 2002 to Macpell in the amount of $20,000 per month. In addition, the Consulting Agreement includes non-competition clauses.

     In addition, we granted to Mr. Wolfson options to purchase 225,000 Ordinary
Shares at an exercise price per share of $3.50. Such options were subsequently exercised by Mr. Wolfson, and the shares issued upon such exercise were sold by
Mr. Wolfson. Pursuant to the terms of the agreement between Norfet, Limited
Partnership and the Company, on March 31, 2004, at a general meeting of shareholders of the Company, the shareholders approved an amendment to the
Consulting Agreement which provided that as of the date on which Mr. Wolfson ceases to act as chairman of the board of directors of the Company, and for so long as Mr. Wolfson continued to provide consulting services to the Company, the annual amounts payable pursuant to the Consulting Agreement would be reduced from $253,800 to $120,000 per annum, each plus VAT. See "Item 10. Additional
Information - 10C. Material Contracts - FIMI Agreements".

     Mr. Wolfson resigned as a director of the Company in April 2007, and his management services agreement was terminated on July 2007.

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

     Under the Companies Law, External Directors must be elected by a majority vote at a shareholders' meeting, provided that either: (1) the majority of shares voted at the meeting, including at least one-third of the shares of non-controlling shareholders who are participating in the voting at the meeting in person or by proxy, vote in favor of the election; or (2) the total number of shares voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company. The initial term of an
External Director is three years, which term may be extended for an additional three years. Each committee of a company's board of directors must include at least one External Director, and all External Directors must serve on the audit committee. The Company's External Director is currently Eli Admoni. A shareholder meeting to approve a second three-year term for Mr. Yacov Elinav, effective from July 15, 2007 and until July 14, 2010, has been scheduled for
April 9, 2008.

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

     CORPORATE GOVERNANCE

     The Company includes on its web site a statement containing a general description of the significant ways in which the Company's corporate governance practices differ from those required of U.S. domestic companies under NYSE standards. This statement can be accessed on the Company's web site at
www.tefron.com (see "Investor Relations" and then "Company Information").

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

     COMMITTEES

     Our Board of Directors has established an Audit Committee, Compensation
Committee, Balance Sheet Committee and Contributions Committee. The Companies
Law restricts the delegation of powers from the Board of Directors to its committees in certain manners. The Audit Committee exercises the powers of the
Board of Directors with respect to our accounting, reporting and financial control practices, including exercising the responsibility, where appropriate, for reviewing potential conflicts of interest situations. The members of the
Audit Committee are Ms. Kasher and Messrs. Admoni and Korman. The members of the
Compensation Committee are Messrs. Davidi, Admoni and Shiran. The Compensation
Committee resolves the terms of employment and benefits of the Company's officers. The Balance Sheet Committee performs a close review of the financial statements of the Company and its members are Ms. Kasher and Messrs. Zigelman,
Korman and Admoni. The Articles of Association provide that we may contribute reasonable sums for worthy causes, even if the contribution is not in the frame of our business considerations. The Board of Directors has delegated this power to the Contributions Committee. The members of the Contributions Committee are
Messrs. Davidi, Shiran and Admoni. See "Item 10. Additional Information -10B.
Memorandum and Articles of Association - Board of Directors."

6D.  EMPLOYEES

     At December 31, 2007, we employed 1,227 employees in Israel of whom 797 were salaried employees and 430 were hourly wage employees. At December 31,
2007, we employed 26 employees in the United States through our subsidiary,
Tefron USA, of whom 17 were salaried employees and 9 were hourly wage employees.
At December 31, 2007, El-masira employed 828 employees in Jordan all of whom were salaried employees, and our subsidiary, Tefron UK, had one employee in the
U.K. and one subcontractor and Macro had 5 employees in China.

     At December 31, 2006, we employed 1,393 employees in Israel of whom 588 were salaried employees and 805 were hourly wage employees. At December 31,
2006, we employed 22 employees in the United States through our subsidiary,
Tefron USA, of whom 13 were salaried employees and nine were hourly wage employees. At December 31, 2006, El-masira employed 670 employees in Jordan all of whom were salaried employees, and our subsidiary, Tefron UK, had one employee in the U.K. and one subcontractor.

     At December 31, 2005, we employed 1,373 employees in Israel of whom 565 were salaried employees and 808 were hourly wage employees. At December 31,
2005, we employed 40 employees in the United States through our subsidiary,
Tefron USA, of whom 19 were salaried employees and 21 were hourly wage employees. At December 31, 2005, El-masira employed 490 employees in Jordan all of whom were salaried employees

     To increase the motivation of the workforce, many factory employees are eligible for bonuses based upon their performance level, discipline and quality manufacturing. We believe that relations with our employees are good.

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

     None of Tefron USA's, Tefron UK's or Macro's Chinese employees are covered by a collective bargaining agreement.

6E.  SHARE OWNERSHIP

     As of March 15, 2008, the following directors and senior managers beneficially held the number of Ordinary Shares set forth in the table below.
The information in this table is based on 21,202,986 (excluding 997,400 shares held by our wholly owned subsidiary) Ordinary Shares outstanding as of March 15,
2008. The number of Ordinary Shares beneficially owned by a person includes
Ordinary Shares subject to options held by that person that were currently exercisable at, or exercisable within 60 days of, March 15, 2008. The Ordinary
Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options but are not treated as if they were outstanding for the purposes of computing the percentage ownership outstanding for any other person. Except as disclosed below, to our knowledge, none of the directors, officers or key executives listed in the Directors and Senior Management table appearing in Item
6 above beneficially owns any Ordinary Shares.

                                           NUMBER OF         % OF ORDINARY SHARES
NAME                                    ORDINARY SHARES          OUTSTANDING**
----                                    ---------------          -------------

Yacov Gelbard                                   ---                    ---
Ishay Davidi                              4,632,767 (1)              21.84%
Meir Shamir                               4,613,085 (2)              21.76%
Yosef Shiran                                815,000 (3)               3.84%
Micha Korman                                      *                      *
Avi Zieglman                                    ---                    ---
Shirit Kasher                                   ---                    ---
Yacov Elinav (1)                                ---                    ---
Eli Admoni                                      ---                    ---
Yarom Oren                                      ---                    ---
Asaf Alperovitz                                   *                      *
Itamar Harchol                                    *                    ---
Anat Barkan                                     ---                    ---
David Gerbi                                       *                      *
Ronny Grundland                                 ---                    ---
Ilan Gilboa                                       *                      *
Alon Shadmi                                       *                      *
Michal Baumwald Oron                              *                      *

Directors and senior managers
as a group (10 persons)                   5,735,899 (4)              27.05%

----------

(1) At a shareholders meeting scheduled for that day, the shareholders will be asked to ratify the reappointment of Mr. Elinav as External Director for a second three years term, effective from July 15, 2007 and until July 14, 2010.
See Form 6-K filed with the Securities and Exchange Commission on March 13,
2007.

*    Less than 1% of the outstanding Ordinary Shares.

**   Does not take into account 997,400 Ordinary Shares held by a wholly owned subsidiary of the Company.

(1) Consists of (i) 4,613,085 Ordinary Shares held by Norfet, which Mr. Ishay
Davidi may be deemed to beneficially own under U.S. securities laws since he serves as CEO of FIMI 2001 Ltd., which controls the general partner of Norfet, one of the Norfet limited partners (which is managed by FIMI 2001 Ltd.) as well as the other Norfet limited partners by virtue of an irrevocable power of attorney; and (ii) 19,682 Ordinary Shares held by FIMI, which Mr. Ishay Davidi may be deemed to beneficially own in accordance with the relationships described in clause (i).

(2) Consists of 4,613,085 Ordinary Shares held by Norfet, which Mr. Shamir may be deemed to beneficially own due to his 40% interest in Mivtah-Shamir, which held an approximately 34.45% interest in Norfet as of March 15, 2008.

(3) Consists of 815,000 Ordinary Shares subject to options exercisable at prices that are between $3.569 and $3.765 per share (which expire between 2011 and
2012).

(4) Consists of 4,613,085 Ordinary Shares held by Norfet, which Mr. Ishay Davidi may be deemed to beneficially own under U.S securities laws since he serves as
CEO of FIMI 2001 Ltd., which controls the general partner and one of the limited partners of Norfet and which Meir Shamir may be deemed to beneficially own under
U.S securities laws due to his 40% interest in Mivtah-Shamir, which held an approximately 34.45% interest in Norfet as of March 15, 2008. Further, includes
19,682 Ordinary Shares held by FIMI which Mr. Ishay Davidi may be deemed to beneficially own under U.S securities laws since he serves as CEO of FIMI 2001
Ltd., which controls the general partner and one of the limited partners of
Norfet and includes also 1,103,132 options (exercisable within 60 days) to purchase 1,103,132 Ordinary Shares. The exercise prices of these options range from 3.5 to 11.275 per share. These options will expire between 2009 and 2016.

SHARE OPTION PLAN

     In September 1997, we adopted the Tefron Ltd. 1997 Share Option Plan to enable us to attract and retain qualified persons as employees, consultants and directors and to motivate such persons with an equity participation in us.

     GENERAL

     The Share Option Plan authorizes the issuance of options to purchase
2,712,323 Ordinary Shares. As of March 15, 2008, options to purchase 1,879,636 of such Ordinary Shares had been granted to our senior managers, directors and employees, of which 544,620 options had been granted to our senior managers and directors as a group. These numbers do not include options that were cancelled or expired. Upon the occurrence of any Ordinary Share split, reverse Ordinary
Share split, recapitalization or rights offerings or other substantially similar corporate transaction or event, we shall make such equitable changes or adjustments necessary to the number of shares subject to each outstanding option in order to prevent dilution or enlargement of the optionees' rights. Options granted to our employees shall be issued to a trustee nominated by the Board of
Directors, which trustee shall hold the options, and any Ordinary Shares issued upon exercise thereof, for the benefit of the optionees for two years from the date of the grant. In 2007, the exercise prices of the options that were outstanding but had neither vested nor were exercisable in light of Section 102 of the Israeli Income Tax Ordinance [New Version] 1961 at the time of the distributions of our dividends were reduced in an amount equal to the dividends paid per share in such distributions.

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

     The following table sets forth the number of our Ordinary Shares owned by any person known to us to be the beneficial owner of 5% or more of our Ordinary
Shares as of March 15, 2008. The information in this table is based on
21,202,986 Ordinary Shares outstanding as of such date (excluding 997,400 shares held by our wholly owned subsidiary). The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were currently exercisable at, or exercisable within 60 days of,
March 15, 2008. The Ordinary Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options but are not treated as if they were outstanding for the purposes of computing the percentage ownership outstanding for any other person. None of the holders of the Ordinary Shares listed in this table have voting rights different from other holders of the Ordinary Shares.

NAME                                  NUMBER OF SHARES OWNED     PERCENT OF ORDINARY SHARES *
--------------------------------      ----------------------     ----------------------------

Norfet, Limited Partnership
c/o Fimi 2001 Ltd.
"Rubinstein House"
37 Begin Rd.
Tel Aviv, Israel                            4,613,085 (1)                   21.76%

Wellington Management Company, LLP
75 State Street,
Boston, MA                                  2,985,900                       14.08%

*    Does not take into account 997,400 Ordinary Shares held by a wholly-owned subsidiary of the Company.

(1)  Norfet L.P is an Israeli partnership. As of March 15, 2008, 8.82% of Norfet was held by FIMI Opportunity Fund, LP, approximately 45.61% of Norfet was held by FIMI Israel Opportunity Fund, Limited Partnership, approximately
     34.45% was held by Mivtach Shamir Holdings Ltd., approximately3.45% was held by Migdal Insurance Company, approximately 6.89% was held by First
     International Bank of Israel and approximately 0.786% was held by Zaleznick and Butler. In addition, pursuant to Rule 13d-5, (i) Mr. Ishay Davidi, a director of the Company, may be deemed to beneficially own the shares held by Norfet due to his position as CEO of FIMI 2001 Ltd. and senior partner of FIMI Israel, Opportunity Fund, Limited Partnership and FIMI Opportunity
     Fund, L.P. and (ii) Mr. Meir Shamir, a director in the Company, may be deemed to beneficially own the shares held by Norfet due to his 40.02%
     interest in Mivtah Shamir.

     Norfet's percentage ownership in the Ordinary Shares has decreased from approximately 28.8% in 2004 to approximately 21.8% as of March 15, 2008 due to
Norfet's sales of Ordinary Shares in the public markets and the issuance by the
Company of additional Ordinary Shares.

     At March 15, 2008, there were 17 holders of Ordinary Shares of record registered with a United States mailing address, including banks, brokers and nominees. These holders of record represented approximately87.6% of the total outstanding Ordinary Shares (excluding 997,400 shares held by our wholly owned subsidiary). Because these holders of record include banks, brokers and nominees, the beneficial owners of these Ordinary Shares may include persons who reside outside the United States. See "Item 7. Major Shareholders and Related
Party Transactions - 7A. Major Shareholders." -

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

RELATIONSHIPS AND TRANSACTIONS WITH NORFET

     As of March 15, 2008, Norfet owned 4,613,085 Ordinary Shares, which represented approximately 21.76% of Tefron's outstanding Ordinary Shares
(excluding 997,400 shares held by Tefron's wholly owned subsidiary).
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

AGREEMENTS AMONG NORFET, MACPELL AND ARWOL

     Under an agreement among Norfet, Macpell and Arwol, the parties agreed to vote all of Tefron Ordinary Shares owned or controlled by each of them for the election of Tefron's Board of Directors of: (i) three members (of whom at least one will qualify as an "independent director" under the NYSE rules) plus, subject to applicable law - one external director, that shall be nominated by
Norfet (one of whom shall be a woman), (ii) three members (of whom at least one will qualify as an independent director and a financial expert under the NYSE rules) plus, subject to applicable law, one external director, that shall be nominated by Arwol and Macpell, and (iii) Tefron's chief executive officer. On
April 19, 2007, Macpell sold all of its Tefron shares, and accordingly, the shareholders agreement between Macpell, Norfet and Arwol was terminated.

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

RELATIONSHIPS AND TRANSACTIONS WITH MACPELL

     On April 19, 2007, Macpell sold all of its Ordinary Shares. Macpell is principally a holding company that owns various companies, including Tefron and a partnership that mainly trades in various clothing and apparel products.
Macpell was also engaged in the construction of industrial buildings mainly intended for the use of the Macpell group. As of March 15, 2007, 28.58% of
Macpell were controlled by Arie Wolfson, one of our former directors; 25.68% of
Macpell were controlled by Sigi Rabinowicz; and 26.52% of Macpell are controlled by Avi Ruimi, a former Director of Tefron. The ordinary shares of Macpell are listed and traded on the Tel Aviv Stock Exchange.

AGREEMENT WITH ARIE WOLFSON

     Until July 30, 2007, we were party to a consulting and management services agreement with Mr. Arie Wolfson, a former Director of the Company. See "Item 6.
Directors, Senior Management and Employees - 6B. Compensation". Mr. Wolfson
resigned as a director of the Company in April 2007.

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

     Additionally, under the terms of a retirement agreement we executed with
Mr. Sigi Rabinowicz on January 10, 2005, we paid Mr. Rabinowicz during most of
2005 certain monthly payments, employee benefits such as vacation, educational fund, sick leave, and management and disability insurance contributions, and we provided a vehicle to him. During 2007 we paid Mr. Rabinowicz in accordance with the retirement agreement $162,500. The retirement agreement also included clauses of non competition that ended on September 2007.

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

          We conduct our Hi-Tex manufacturing operations in these facilities:

     o    According to an agreement we entered into with Macpell on August 16,
          1995, an 83,000 square foot facility in Segev under a lease that expired in 2006 for a monthly rent of approximately $48,000 (the
          Headquarters Facility). Under an agreement approved by our shareholders on August 10, 2006, the lease was extended until 2012, and the rent for the first 65,000 square feet is $28,000 and the rent for the remaining 18,000 square feet is $2.70 per square meter.

     The rent payable under these leases was 50% linked to the Israeli and U.S.
consumer price index and 50% to the exchange rate between the NIS and the U.S.
dollar until August 2006. Under the agreement approved by our shareholders on
August 10, 2006, all rent is paid in U.S. dollars (linked to the U.S. consumer price index) beginning April 2006.

     Under the original agreements, the monthly rent was increased by 5% every
2-3 years. Under the agreement approved by our shareholders on August 10, 2006, the rent for all facilities is to be increased by 3% every 2-3 years (other than the 18,000 square feet of the Headquarters Facility, for which the rent is $2.70 per square meter, which is not subject to any increase).

     According to the terms of the lease agreements, we pay the property insurance premiums on these facilities. On July 2006, we entered into an agreement with Macpell which was approved by our shareholders on August 10, 2006 which amended the lease agreement as described above.

     All of these facilities are subject to a long-term lease agreement between
Macpell's subsidiary and the Israel Land Authority. Under the terms of such lease agreement, Macpell's affiliate was granted a 49-year lease over such property.

     In June 2007, Macpell assigned all its rights and obligations under these agreements to a third party.

7C.  INTERESTS OF EXPERTS AND COUNSEL.

     Not Applicable.

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

     See Item 18.

LEGAL PROCEEDINGS

     A former employee of the Company has filed law suits against the Company and three of its former or current officers, with the Israeli District Court and the Israeli Labor Law Court, seeking damages in the amount of approximately $2 million plus non-specified bodily damages, due to damages allegedly incurred by him as a result of his imprisonment in Egypt. The Company believes that these law suits are without merit, the Company has filed statements of defense and intends to defend the law suits vigorously.

DIVIDEND POLICY

     Although we have no established dividend policy, in the past we have distributed dividends to our shareholders from our accumulated earnings. In
2006, we twice declared and paid dividends of approximately $5 million each, and in 2007, we did not declare any dividends. We may distribute dividends in the future if our Board of Directors so determines and there are sufficient accumulated earnings in accordance with applicable law.

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

                                         HIGH             LOW
                                         ----             ---

2003                                    $ 4.80           $ 3.10
2004                                    $ 6.30           $ 3.50
2005                                    $ 8.75           $ 3.84
2006                                    $13.05           $ 8.30
2007                                    $10.95           $ 4.05

     As reported on the NYSE, the quarterly high and low sales prices for our
Ordinary Shares for the last two years were as follows:

                          2006           HIGH              LOW
                          ----           ----              ---

First quarter                           $11.53            $ 8.30
Second quarter                          $13.05            $10.25
Third quarter                           $13.00            $11.00
Fourth quarter                          $12.12            $ 9.85

                          2007
                          ----

First quarter                           $10.95            $ 9.13
Second quarter                          $10.33            $ 9.00
Third quarter                           $ 9.1             $ 6.09
Fourth quarter                          $ 7.01            $ 4.05

                          2008
                          ----

First quarter (through March 15, 2008)  $ 5.65            $ 3.59

     As reported on the NYSE, the monthly high and low sales prices for our
Ordinary Shares for the last six months were as follows:

                          2007           HIGH              LOW
                          ----           ----              ---

October                                 $ 7.01            $ 6.11
November                                $ 6.47            $ 4.96
December                                $ 5.15            $ 4.05

                          2008
                          ----

January                                 $ 5.65            $ 4.84
February                                $ 5.43            $ 4.71
March (through March 15, 2008)          $ 4.56            $ 3.59

     Our Ordinary Shares have been trading on the TASE since September 28, 2005.

     As reported on the TASE, the annual high and low sales prices for our
Ordinary Shares were as follows:

                                          HIGH              LOW
                                          ----              ---

2006                                    NIS 57.80         NIS 37.33
2007                                    NIS 46.33         NIS 16.56

     As reported on the TASE, the quarterly high and low sales prices for our
Ordinary Shares for the last two years were as follows:

                          2006            HIGH              LOW
                          ----            ----              ---
First quarter                           NIS 48.61         NIS 37.33
Second quarter                          NIS 57.80         NIS 45.86
Third quarter                           NIS 54.15         NIS 47.34
Fourth quarter                          NIS 50.16         NIS 43.33

                          2007
                          ----

First quarter                           NIS 46.33         NIS 38.03
Second quarter                          NIS 41.69         NIS 36.87
Third quarter                           NIS 38.77         NIS 25.26
Fourth quarter                          NIS 29.00         NIS 16.56

                          2008
                          ----

First quarter (through March 15, 2008)  NIS 20.50         NIS 12.50

     As reported on the TASE, the monthly high and low sales price for our
Ordinary Shares for the last six months were as follows:

                          2007            HIGH              LOW
                          ----            ----              ---

October                                 NIS 29.00         NIS 24.92
November                                NIS 26.55         NIS 19.22
December                                NIS 20.61         NIS 16.56

                          2008
                          ----

January                                 NIS 20.42         NIS 18.55
February                                NIS 20.50         NIS 17.08
March (through March 15, 2008)          NIS 16.63         NIS 12.50

     On September 8, 1998, we announced our intention to repurchase through a stock repurchase program up to one million of our outstanding Ordinary Shares.
As of March 15, 2008, we had repurchased and hold in our treasury 997,400
Ordinary Shares.

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

DESCRIPTION OF SECURITIES

     We are authorized to have 49,995,500 Ordinary Shares issued, par value NIS
1.0 per share.

     Our Ordinary Shares do not have preemptive rights. The ownership or voting of Ordinary Shares by nonresidents of Israel or foreign owners is not restricted or limited in any way by our Memorandum of Association or Articles of
Association, or by the laws of the State of Israel.

     TRANSFER OF SHARES AND NOTICES. Fully paid Ordinary Shares are issued in registered form and may be freely transferred pursuant to our Articles of
Association unless such transfer is restricted or prohibited by another instrument. Each shareholder of record is entitled to receive at least seven calendar days' prior notice of an ordinary shareholders' meeting and at least 21 calendar days' prior notice of any shareholders' meeting in which a special or extraordinary resolution is to be adopted. For purposes of determining the shareholders entitled to notice and to vote at such meeting, the Board of
Directors may fix the record date not more than 40 nor less than four calendar days prior to the date of such meeting.

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

     DISPOSITION OF INTEREST IN ALBAHEALTH LLC

     MEMBERSHIP INTEREST REDEMPTION AGREEMENT

     The sale of our ownership interests in AlbaHealth LLC in April 2006 was made pursuant to an AlbaHealth Membership Interest Redemption Agreement in
consideration for approximately $13 million, consisting of approximately $10 million paid in cash and $3 million pursuant to the terms of an Unsecured
Subordinated Promissory Note, the principal amount of which is due August 31,
2009. The note bears annual interest at LIBOR plus 3%, and the payment of the note is subordinated in favor of AlbaHealth's senior bank lenders.

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

     SUBORDINATION AGREEMENT

     Pursuant to a Subordination Agreement we entered into with SunTrust bank, as administrative agent for the lenders under AlbaHealth's Senior Credit
Facility, we subordinated our claims against AlbaHealth under the Unsecured
Subordinated Promissory Note to the full payment by AlbaHealth to the lenders under its senior credit agreement; provided so long as no Default or Event of
Default under the senior credit agreement has occurred, we may receive (i)
regularly scheduled payments of interest under the Unsecured Subordinated
Promissory Note and (ii) any payments of principal and interest from AlbaHealth after August 31, 2009. During 2007, AlbaHealth breached certain non-payment covenants under its Senior Credit Facility, but the lender under the Facility delivered a waiver with respect to these breaches.

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

     Under the terms of the Tefron Agreement, the issue price per share will be increased in the event that, during the three-year period following the closing of the Tefron Agreement and the Macpell Agreement, the Investor sells at least
20% of the total number of shares purchased on April 22, 2004 from Tefron and
Macpell and Arwol for cash or publicly traded securities (excluding publicly traded securities in connection with a merger or reorganization of Tefron), at an average price of at least $9.22 per share (after adjustments for dividends, share combinations and splits). The amount of the increase will be equal to the difference between the average sale price and the threshold of $9.22 (as so adjusted), provided that in any event, an upwards adjustment will be no more than $0.75 per each share. The amount of any increase is to be paid by the
Investor to Tefron on the third anniversary of the closing of the Tefron
Agreement and the Macpell Agreement. After thoroughly reviewing the facts related to the sale of shares by Norfet during the three years following the closing of the Tefron Agreement, we have concluded that we are not entitled to an adjustment payment from Norfet under the terms described above.

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

     The Registration Rights Agreement was substantially the same as the
Registration Rights Agreement approved by the shareholders of Tefron and entered into by Company, Arwol and Macpell in November 2003, other than (i) the insertion of a new provision granting to the Investor, Arwol and Macpell the right, once every 18 months, to request a registration on Form F-3 (short form registration statement) when the aggregate net proceeds from the sale of such holders' securities is at least $3,000,000, in which event Tefron would be obligated keep such registration statement effective so as to permit sale of
Ordinary Shares pursuant to the Registration Statement for a period of two years, subject to certain limitations, and (ii) the amendment of an existing provision granting to the Investor, Arwol and Macpell the right to request a registration even though Tefron is not eligible to use Form F-3 (short form registration statement), in which event Tefron would be obligated to keep such registration statement effective so as to permit sale of Ordinary Shares pursuant to the Registration Statement for a period of 120 days, subject to certain limitations.

     In connection with the execution of the Share Purchase Agreement, in March
2004, with Leber Partners, L.P., which purchased approximately 1.07 million
Ordinary Shares of Tefron, we agreed to enter into a Registration Rights
Agreement with Leber Partners, the Investor under the Tefron Agreement, Arwol and Macpell. This Registration Rights Agreement replaced, and is on substantially the same terms as, the Registration Rights Agreement that we agreed to execute in connection with the Tefron Agreement, other than as provided below. In addition to the rights to be granted to all of the shareholders that are to be party to the Registration Rights Agreement, Leber
Partners would have the right to request a registration (even though we would not be eligible to use a short form registration) of all, but not less than all, of the Ordinary Shares then held by Leber Partners, but in any event not less than 500,000 Ordinary Shares. The other shareholders have the right to request registration if holders of at least 25% of the aggregate number of Ordinary
Shares subject to the agreement at such time request to register a minimum of 5%
of the share capital of Tefron then outstanding, but not less than 500,000
Ordinary Shares. Leber Partners also has the right to request a registration of all, but not less than all, of the Ordinary Shares then held by it, but in any event not less than 500,000 Ordinary Shares. If Macpell, Arwol and Norfet
(collectively, the "Principal Holders") intend to distribute the Ordinary Shares by means of an underwriting, the underwriter will be selected by the Company and be reasonably acceptable to Principal Holders of a majority of the Ordinary
Shares to be registered. Under certain conditions, the Company may defer registering such Ordinary Shares for a period not exceeding 180 days. In addition, the Company would have no obligation to register these shares pursuant to requests once it has effected three effective registrations pursuant to requests of Principal Holders.

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

     Leber Partners, the Investor, Arwol and Macpell exercised their rights under the Registration Rights Agreement, and asked for the registration of all their shares by the Company. Accordingly, on November 29, 2005, the Securities
and Exchange Commission declared effective a Registration Statement on Form F-3 covering the resale of 11,521,259 Ordinary Shares held by Leber Partners, the
Investor, Arwol and Macpell.

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

     MANAGEMENT FEE. Arwol, Macpell and the Investor agreed in the Macpell
Agreement to vote all of Tefron Ordinary Shares owned or controlled by them in order to cause Tefron (i) to pay the Investor (or any of its affiliates) the management fees (described above under "6B. Compensation"), and (ii) as of the date on which Arie Wolfson no longer serves as the Chairman of Tefron's Board of
Directors, to pay Arie Wolfson or his designees for their services to Tefron, an aggregate annual amount of $120,000.

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

     On April 9, 2007, Macpell sold our shares owned by it in open market transactions. Accordingly, Macpell and Arwol ceased to be a holder of more than
5% of the voting power of us on April 19, 2007, and Arwol and Macpell no longer have any rights or obligations under the terms of the agreements of the parties.

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

     Pursuant to the amendment of our Credit Agreement, the repayment schedule of the loans will be spread over the period from 2008-2012.

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

     Subject to complex conditions and limitations, any Israeli capital gains tax paid with respect to a disposition of Ordinary Shares (see generally the discussion below under "-Israeli Tax Considerations") will be a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability). In general, gain that a U.S. Holder recognizes on the sale or other disposition of Ordinary Shares will be U.S. source passive income for purposes of foreign tax credit limitations, and losses generally will be allocated against U.S. source income. The rules governing foreign tax credits are complex, and U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.

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

     The capital gain accrued by individuals on the sale of an asset purchased on or after January 1, 2003 will be taxed at the rate of 20%. However, if the individual shareholder is a "Significant Shareholder" (I.E., a person who holds, directly or indirectly, alone or together with others, 10% or more of one of the
Israeli resident company's means of control at the time of sale or at any time during the preceding 12 month period), such gain will be taxed at the rate of
25%. "Together with another" is defined as together with a relative and together with an entity that is not a relative, with which cooperation exists in the regular course of business according to a material agreement in respect of a corporate entity, directly or indirectly. Furthermore, until the determination of the directives and conditions for the deduction of real interest expenses under Section 101 A(A)(9) of the Israeli Tax Ordinance, an individual who claims real interest and linkage differential expenses with respect to securities will owe tax at a rate of 25% on real capital gains from the sale of such securities.
The real capital gain derived by a corporation will be generally subject to tax at the rate of 25%. However, the real capital gain derived from sale of securities, as defined in Section 6 of the Inflationary Adjustment Law, by a
corporation, which was subject on December 31, 2005 to the provisions of Section
6 of the Inflationary Adjustment Law, will be taxed at the corporate tax rate
(29% in 2007). The Income Tax Law (Inflationary Adjustments), 1985 will be abolished from the tax year 2008, subject to transitional provisions.

     The capital gain accrued on the sale of an asset purchased prior to January
1, 2003 will be subject to tax at a blended rate. The marginal tax rate for individuals (up to 48% in 2007) and the regular corporate tax rate for corporations (29% in 2007) will be applied to the portion of the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1,
2003 bears to the total holding period. The remainder of the gain realized will be subject to capital gains tax at the rates applicable to an asset purchased after January 1, 2003 (see aforementioned).

     Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (in 2007 - 29% tax rate for a corporation and a marginal tax rate of up to 49% for individual).
Notwithstanding the foregoing, if the shareholder is a non-Israeli resident, then such taxation is subject to the provision of any applicable double tax treaty. Moreover, capital gain derived from the sale of the Shares of an Israeli company publicly traded on a recognized stock exchange by a non-Israeli shareholder may be exempt under the Israeli income tax ordinance from Israeli taxation provided the following cumulative conditions are met: (i) the Shares were purchased upon or after the registration of the Shares on the stock exchange, and (ii) the seller doesn't have a permanent establishment in Israel to which the derived capital gain is attributed. In addition, the sale of the
Shares may be exempt from Israeli capital gain tax under an applicable tax treaty. Thus, the U.S.-Israel Double Tax Treaty exempts U.S. resident from
Israeli capital gain tax in connection with such sale, provided (i) the U.S.
resident owned, directly or indirectly, less than 10% of an Israeli resident company's voting power at any time within the 12-month period preceding such sale; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days at the taxable year.

     U.S. resident purchasers who are unable to benefit from the U.S.-Israel Tax
Treaty may wish to utilize a recently introduced special exemption on capital gains arising from the sale of shares in an Israeli company (including companies which are deemed an Israeli resident corporation for tax purposes) between July
1, 2005 and December 31, 2008. In order for this exemption to apply, the following conditions must be met:

(a)  an application is to be submitted to the Israeli Tax Authority at the same time as the reporting of the sale and capital gain;

(b)  the capital gain does not derive from a permanent establishment of the seller in Israel;

(c)  the seller is an individual and has been a resident of a country with which
     Israel has a tax treaty (e.g., the U.S.) during the ten continuous years prior to the acquisition or is an entity where at least 75% of the means of control of the entity are ultimately held, directly or indirectly, by individual shareholders who are residents of a country with which Israel has a tax treaty (e.g., the U.S.) during the ten continuous years prior to the acquisition. Unless it can be proved otherwise, where the entity is listed on a non-Israel stock exchange, this condition is deemed to be met automatically in respect of "non-material" shareholders. "Material" is defined as a 10% or more holding, directly or indirectly, of any means of control, together with related parties;

(d)  the shares were not purchased from a "related party" (as defined in the
     Israeli Tax Ordinance) and Chapter E-2 of the Israeli Tax Ordinance did not
     apply to such purchase of shares;

(e)  the sale was reported to the tax authority in the country of the seller's residence; and

(f)  within 30 days of the acquisition, the transaction was disclosed in full to the Israeli Tax Authority.

     Shareholders who wish to benefit from this additional exemption would therefore be advised to approach the Israeli Tax Authority within 30 days of the purchase of shares in the Company.

     In accordance with the Income Tax Regulations (Deduction from Proceeds, from Payment or from Capital Gain from Sale of Securities or from a Future
Transaction), 2002, or Deduction Regulations, the payer to an individual seller of consideration for sale of securities will withhold tax at source at the rate of 20% from the real capital gain subject to tax. The payer to a corporate entity of consideration for sale of securities will withhold tax at source at the rate of 25% from the real capital gain. Such payment to a foreign resident will be exempt from withholding tax at source, as stated, subject to fulfillment of certain conditions stated in the Deduction Regulations.

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
Holder's adjusted tax basis in its Ordinary Shares and, to the extent they are in excess of such tax basis, will be treated as gain from a sale or exchange of such Ordinary Shares. Subject to certain limitations, "qualified dividend income" (which dividends paid by Tefron should qualify as) received by a non-corporate taxpayer generally is currently subject to U.S. federal income tax at a reduced rate. Dividends paid by Tefron will not qualify for the dividends-received deduction otherwise available to U.S. corporations.

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

     ISRAELI TAX CONSIDERATIONS. A distribution of dividends from income attributed to an "Approved Enterprise" will be subject to tax in Israel at the rate of 15%, subject to a reduced rate under any applicable double tax treaty. A distribution of dividends from income, which is not attributed to an Approved
Enterprise, to an Israeli resident individual will generally be subject to income tax at a rate of 20%. However, a 25% tax rate will apply if the dividend recipient is a "Significant Shareholder" (I.E., a person who holds, directly or indirectly, alone or together with other, 10% or more of one of the Israeli resident company's means of control at the time of distribution or at any time during the preceding 12 month period). If the recipient of the dividend is an
Israeli resident corporation, such dividend will be exempt from income tax provided that the income from which such dividend is distributed was derived or accrued within Israel.

     Under the Israeli income tax ordinance, a non-Israeli resident (either individual or corporation) is generally subject to an Israeli income tax on the receipt of dividends at the rate of 20% (25% if the dividends recipient is a
"Significant Shareholder" (as defined above)); those rates are subject to a reduced tax rate under an applicable double tax treaty. Thus, under the Treaty, the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more than 25% of the gross income of the
Israeli resident paying corporation for such prior taxable year (if any)
consists of certain type of interest or dividends - the tax rate is 12.5%, (ii)
if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company's income which was entitled to a reduced tax rate applicable to an "approved enterprise" under the Israeli Law for the Encouragement of Capital Investments of 1959 - the tax rate is 15%, and
(iii) in all other cases, the tax rate is 25%. The aforementioned rates under the Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

     An Israeli resident company whose shares are listed on a stock exchange is obligated to withhold tax, upon the distribution of a dividend attributed to an
Approved Enterprise's income, from the amount distributed, at the following rates: (i) Israeli resident corporation - 15%, (ii) Israeli resident individual
- 15%, and (iii) non-Israeli resident - 15%, subject to a reduced tax rate under an applicable double tax treaty. If the dividend is distributed from income not attributed to the Approved Enterprise, the following withholding tax rates will apply: (i) Israeli resident corporation - 0%, (ii) Israeli resident individual -
20% (iii) non-Israeli resident - 20%, subject to a reduced tax rate under an applicable double tax treaty.

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

10I. SUBSIDIARY INFORMATION

     Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN CURRENCY RISK

     Our operating expenses are influenced by changes in the exchange rates between the dollar and foreign currencies, especially the NIS. Our operational expenses increase when the dollar is devalued against such currencies. At
December 31, 2007, our liabilities denominated in foreign currencies in the amount of $30.2 million represented 40.8% of our total liabilities of $74.0 million. At December 31, 2007, our assets denominated in foreign currencies in the amount of $15.7 million represented 9.7% of our total assets of $162.5 million. In 2007, the average amount of our net liabilities denominated in NIS was approximately $13 million. Based on such amount, a depreciation of the dollar in relation to NIS in the amount of 10% would cause us to incur annual expenses in the amount of approximately $1.3 million. Due to the appreciation of the NIS vis-a-vis the dollar in 2007, we incurred gross expenses of approximately $1.0 million in 2007. This amount does not take into account hedging transactions performed by the Company during 2007, which diminished the adverse effect of the appreciation of the NIS in relation to the dollar. This appreciation may continue in 2008.

     Additionally, a portion of our sales is denominated in Euros. The dollar value of these sales increases when the dollar depreciates against the Euro. We may from time to time utilize derivative financial instruments to manage risk exposure to fluctuations in foreign exchange rates. Accordingly, in 2007, forward exchange contracts were designated as hedging instrument. We do not engage in any speculative or profit motivated forward or derivatives activities.
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

     In addition to forwards, we use the "cylinder strategy" (purchasing puts options on the U.S. dollar, usually together with writing call options on the
U.S. dollar at a higher exchange rate). In order to reduce costs we also use
"knock-in" strategies.

     As of December 31, 2007, there were no gains or losses recognized in earnings for hedge ineffectiveness. As of December 31, 2007, we had outstanding forward contracts and put options in the amount of $38.0 million. We enter into forward contracts only with well-established institutions, and therefore we believe that the liabilities that were owed to us at December 31, 2007 will be realized. In the event that forward contracts were to become unavailable to us for a period of time and the dollar were devalued against foreign currencies, our operational expenses would increase by an amount corresponding to the devaluation of the dollar as a result of our inability to hedge changes in exchange rates.

INTEREST RATE RISK

     Of our dollar-denominated financial liabilities at December 31, 2007, $19.3 million were loans denominated in dollar bearing interest at LIBOR. As a result, our interest expenses are sensitive to changes in LIBOR.

     Our dollar-denominated financial liabilities bear interest at 1.2% to 1.5%
over LIBOR. A hypothetical ten percent shift in interest rates would result in a decrease (or increase) in net income of approximately $0.1 million. In 2008, we entered into an improved financing arrangement with our bank creditors. The annual interest rate was reduced to three-month LIBOR plus 1.0%. Additionally, we converted loans at the principal amount of $6.0 million held at U.S banks into new loans received from our Israeli banks with longer repayment terms.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not Applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
     PROCEEDS

14A. TO E. Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

     (a) DISCLOSURE CONTROLS AND PROCEDURES. As of the end of the period covered by this report, we performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed in the report that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the
SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the
Securities Act of 1933, as amended, is accumulated and communicated to the our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within Tefron to disclose material information otherwise required to be set forth in our reports. Nevertheless, our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Based on our evaluation, our management, including our Chief
Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15(d) -
15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report are effective at such reasonable assurance level.

     (b) MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL
REPORTING. Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f)
and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

     o    pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets

     o    provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors

     o    provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

     Our management recognizes that there are inherent limitations in the effectiveness of any system of internal control over financial reporting, including the possibility of human error and the circumvention or override of internal control. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation, and may not prevent or detect all misstatements. Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time.

     Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in "Internal Control - Integrated Framework" issued by the
Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our
management has concluded based on its assessment, that our internal control over financial reporting was effective as of December 31, 2007 based on these criteria.

     (c) Kost, Forer Gabbay & Kasierer in Israel, a member of Ernst &
Young Global, which has audited the financial statements included in this Annual
Report on Form 20-F, has issued an attestation report on management's assessment of the Company's internal control over financial reporting; their report is included in Item 18.

     (d) CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.  [RESERVED]

16A. AUDIT COMMITTEE FINANCIAL EXPERT

     The Board of Directors has determined that Micha Korman is an "audit committee financial expert" as defined in Item 16A of Form 20-F. Mr. Korman is an "independent" director in accordance with applicable NYSE and SEC regulations.

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

16C. ACCOUNTANTS' FEES AND SERVICES

     The following table presents the aggregate fees for professional services and other services rendered by Kost, Forer Gabbay & Kasierer in Israel, a member of Ernst & Young Global to Tefron in 2007 and 2006.

                          US$ 2007        US$ 2006
                          --------        --------

Audit Fees                $233,000        $103,858
Audit-related Fees        $ 12,000              --
Tax Fees                  $ 42,000        $ 63,522
All Other Fees                  --        $ 32,005
TOTAL                     $287,000        $199,385

     Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor can reasonably provide, and include the group audit; statutory audits;
comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.

     Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards.

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

     During 2007, none of Audit-related Fees, Tax Fees or Other Fees provided to us by Kost, Forer Gabbay & Kasierer in Israel or by Ernst & Young or McGladrey &
Pullen, LLP in the United States were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

     None.

16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

     None.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

     We have responded to Item 18 in lieu of this Item.

ITEM 18. FINANCIAL STATEMENTS

     Our Consolidated Financial Statements beginning on pages F-1 through F-43, as set forth in the following index, are hereby incorporated herein by reference. These Consolidated Financial Statements are filed as part of this
Annual Report.

     INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----

     Index to Consolidated Financial Statements                            F-1
     Reports of Independent Registered Public Accounting Firm              F-2 - F-3
     Consolidated Balance Sheets                                           F-4 - F-5
     Consolidated Statements of Operations                                 F-6
     Consolidated Statements of Changes in Shareholders' Equity            F-7 - F-9
     Consolidated Statements of Cash Flows                                 F-10 - F-12
     Notes to the Consolidated Financial Statements                        F-13 - F-43
     Report of Independent Auditors for Alba Health LLC 2005 and 2004
     Financial Statements                                                  F-44

ITEM 19.       EXHIBITS

1.1.           Memorandum of Association of the Company (incorporated by
               reference to Exhibit 3.1 to the Company's Registration Statement
               on Form F-1 (No. 333-7538) filed on August 29, 1997).

1.2.           Amended and Restated Articles of Association of the Company
               (incorporated by reference to Exhibit 2.1 to the Company's Annual
               Report on Form 20-F for the fiscal year ended December 31, 2006)

1.3.           Amendment to Amended and Restated Articles of Association.

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

4.1            Management and Services Agreement, effective as of July 30, 2003, between the Company, Yosef Shiran and Shiran & Partners -
               Consulting, Entrepreneurship, and Financing (incorporated by reference to Exhibit 4.4 to the Company's Annual Report on Form
               20-F for the fiscal year ended December 31, 2003).

4.2            Letter, dated March 28, 2007, from General Counsel of Company to
               Mr. Yosef Shiran re: amendments to Management and Services
               Agreement (incorporated  by  reference  to Exhibit 4.4 to the
               Company's  Annual  Report on Form 20-F for the fiscal year ended
               December 31, 2006).

4.3            Lease Agreement dated as of August 12, 1997, between the Company and New Net Assets (1994) Ltd. and an Assignment Agreement dated as of December 25, 1998 between the Company and Hi-Tex Founded by
               Tefron Ltd. The Company and/or its subsidiary, Hi-Tex Founded by
               Tefron Ltd., have entered in to similar lease agreements with New
               Net Assets (1994) Ltd. (incorporated by reference to Exhibit 4.5 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

4.4            Membership Interest Redemption Agreement, dated April 26, 2006, by and between AlbaHealth, LLC and Tefron USA, Inc. (incorporated by  reference  to Exhibit 4.6 to the  Company's  Annual  Report on Form 20-F for the fiscal year ended December 31, 2006).

4.5            Subordination Agreement, dated April 26, 2006, by Tefron USA,
               Inc. in favor of Suntrust Bank, in its capacity as administrative agent for the lenders from time to time party to the Senior
               Credit Agreement (incorporated  by  reference  to Exhibit 4.7 to the  Company's  Annual  Report on Form 20-F for the fiscal year ended December 31, 2006).

4.6            Unsecured Subordinated Promissory Note in the principal amount of
               US $3 million, dated April 26, 2006, by AlbaHealth LLC. in favor of Tefron USA, Inc. (incorporated  by  reference  to Exhibit 4.8 to the  Company's  Annual  Report on Form 20-F for the fiscal year ended December 31, 2006)

4.7            Share Purchase Agreement dated February 17, 2004, by and between the Company and Norfet Limited Partnership, including related
               Registration Rights Agreement attached as a schedule
               (incorporated by reference to Exhibit 4.9 to the Company's Annual
               Report on Form 20-F for the fiscal year ended December 31, 2003).

4.8            Amendment to Purchase Agreement, dated March 31, 2005, by and between the Company and Norfet Limited Partnership (incorporated by reference to Exhibit 4.11 to the Company's Annual Report on
               Form 20-F for the fiscal year ended December 31, 2004).

4.9            Share Purchase Agreement, made as of March 3, 2004, by and between Tefron and Leber Partners, L.P, including related
               Registration Rights Agreement attached as a schedule
               (incorporated by reference to Exhibit 4.10 to the Company's
               Annual Report on Form 20-F for the fiscal year ended December 31,
               2003).

4.10           Agreement, dated as of July 5, 2006, between Macpell Industries
               Ltd. and the Company regarding the lease of properties
               (incorporated  by  reference to Exhibit 4.15 to the  Company's
               Annual  Report on Form 20-F for the fiscal year ended December
               31, 2006).

4.11           Joint Venture Agreement, dated as of May 8, 2006, by and between the Company, Langsha Knitting Co. Ltd. and Itochu Textile
               Materials (Asia) Ltd. (incorporated  by  reference to Exhibit
               4.16 to the  Company's  Annual  Report on Form 20-F for the
               fiscal year ended December 31, 2006).

8.1            List of subsidiaries of the Company (incorporated  by  reference to Exhibit  8.1 to the  Company's  Annual  Report on Form 20-F
               for the fiscal  year ended December 31, 2006).

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
               2002.

14.(a).1       Consent of Kost, Forer Gabbay & Kasierer, a member of Ernst &
               Young Global.

14.(a).2       Consent of McGladrey & Pullen, LLP.

                        TEFRON LTD. AND ITS SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2007

                            U.S. DOLLARS IN THOUSANDS

                        TEFRON LTD. AND ITS SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2007

                            U.S. DOLLARS IN THOUSANDS

                                      INDEX

                                                                       PAGE
                                                                 ---------------

 REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM           F-2 - F-3

 CONSOLIDATED BALANCE SHEETS                                        F-4 - F-5

 CONSOLIDATED STATEMENTS OF INCOME                                     F-6

 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                      F-7 - F-9

 CONSOLIDATED STATEMENTS OF CASH FLOWS                             F-10 - F-12

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                        F-13 - F-43

 REPORT OF INDEPENDENT AUDITORS FOR ALBA HEALTH LLC.
 TO 2005 AND 2004 FINANCIAL STATEMENTS                                F-44

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                  TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

                                   TEFRON LTD.

     We have audited the accompanying consolidated balance sheets of Tefron Ltd.
("the Company") and its subsidiaries as of December 31, 2006 and 2007, and the related consolidated statements of Income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2007.
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We did not audit the financial statements of Alba Health LLC ("Alba
Health"), a former subsidiary in which the Company sold its interest on April
27, 2006, whose revenues constitute 16.7% of total consolidated revenues for the year ended December 31, 2005. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar, as it relates to amounts included for Alba Health, is based solely on the reports of the other auditors.

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

     In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States.

     As discussed in Notes 2p and 2o to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standard
No. 123(R), "Shared-Based Payment" and the provisions of Statement of Financial
Accounting Standard Interpretation No. 48 "Accounting for Uncertainty In Income
Taxes" , effective January 1, 2006 and 2007, respectively.

We also have audited, in accordance with the standards of the Public Company
Accounting Oversight Board (United States), the Company and subsidiaries'
internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the
Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 26, 2008 expressed an unqualified opinion thereon

Haifa, Israel                                     KOST FORER GABBAY & KASIERER
March 26, 2008                                  A Member of Ernst & Young Global

                                     F - 2

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                  TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

                                   TEFRON LTD.

     We have audited Tefron Ltd.'s (the "Company") and its subsidiaries internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of
Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). The
Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

     We conducted our audit in accordance with the standards of the Public
Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

     A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2)
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     In our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the
COSO criteria.

     We also have audited, in accordance with the standards of the Public
Company Accounting Oversight Board (United States), the consolidated balance sheets of Tefron Ltd. and subsidiaries as of December 31, 2006 and 2007, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2007 and our report dated March 26, 2008 expressed an unqualified opinion thereon.

Haifa, Israel                                    KOST FORER GABBAY & KASIERER
March 26, 2008                                 A Member of Ernst & Young Global

                                     F - 3

                                                TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                     DECEMBER 31,
                                                                               -----------------------
                                                                     NOTE        2007           2006
                                                                   --------    --------       --------
    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                                    $  2,384       $  3,966
  Short term deposits                                                             7,063         10,089
  Marketable securities                                                3          5,668          4,975
  Trade receivables (net of allowances for doubtful debts of
  $ 183 and $ 172 at December 31, 2006 and 2007, respectively)                   29,033         30,655
  Other accounts receivable and prepaid expenses                       4          5,404          4,166
  Inventories                                                          5         32,577         28,912
                                                                               --------       --------

TOTAL current assets                                                             82,129         82,763
                                                                               --------       --------

LONG TERM INVESTMENTS:

Bank deposit                                                                          -          1,029
Marketable securities                                                  3          1,284              -
Severance pay fund                                                                1,288            778
Subordinate note                                                      1c          3,000          3,000
                                                                               --------       --------

TOTAL long term investments                                                       5,572          4,807
                                                                               --------       --------

PROPERTY, PLANT AND EQUIPMENT, NET                                     6         74,791         77,086
                                                                               --------       --------

TOTAL assets                                                                   $162,492       $164,656
                                                                               ========       ========

         THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED
                             FINANCIAL STATEMENTS.

                                     F - 4

                                                TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

                                                                                             DECEMBER 31,
                                                                                       --------------------------
                                                                             NOTE        2007             2006
                                                                           ---------   ---------        ---------
     LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
   Current maturities of long-term bank loans                                  8       $   5,948        $   5,948
   Trade payables                                                                         29,720           31,143
   Other accounts payable and accrued expenses                                 7           8,635           10,402
                                                                                       ---------        ---------

 TOTAL current liabilities                                                                44,303           47,493
                                                                                       ---------        ---------

 LONG-TERM LIABILITIES:
   Long-term loans from banks (net of current maturities)                      8          13,374           19,322
   Deferred taxes liabilities                                                 12          12,397           12,313
   Accrued severance pay                                                                   3,882            3,298
                                                                                       ---------        ---------

 TOTAL long-term liabilities                                                              29,653           34,933
                                                                                       ---------        ---------

LIENS, CONTINGENCIES AND COMMITMENTS                                           9

 SHAREHOLDERS' EQUITY:                                                        10
   Share capital -
     Ordinary shares of NIS 1 par value - Authorized: 49,995,500 shares; Issued: 21,747,568 and 22,200,386 shares at
       December 31, 2006 and 2007, respectively; Outstanding:
       20,750,168 and 21,202,986 shares at December 31, 2006 and 2007,
       respectively                                                                        7,518            7,411
   Additional paid-in capital                                                            106,530          101,684
   Cumulative other comprehensive income                                                     368               55
   Accumulated deficit                                                                   (18,472)         (19,512)
   Less - 997,400 Ordinary shares in treasury, at cost                                    (7,408)          (7,408)
                                                                                       ---------        ---------

 TOTAL shareholders' equity                                                               88,536           82,230
                                                                                       ---------        ---------

 TOTAL liabilities and shareholders' equity                                            $ 162,492        $ 164,656
                                                                                       =========        =========

    March 26, 2008
------------------------      --------------------------    ---------------------------    --------------------------
Date of approval of the              Jacob Gelbard                  Yosef Shiran                 Asaf Alperovitz
 financial statements                   Chairman                  CEO and Director                     CFO

         THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED
                             FINANCIAL STATEMENTS.

                                     F - 5

                                                TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

                                                                                      YEAR ENDED DECEMBER 31,
                                                                         ---------------------------------------------------
                                                              NOTE           2007                2006               2005
                                                           ----------    ------------        ------------       ------------

Sales                                                                    $    158,614        $    188,104       $    171,336
Cost of sales                                                  11a            139,147             145,144            141,621
                                                                         ------------        ------------       ------------

Gross profit                                                                   19,467              42,960             29,715
Selling and marketing expenses                                                 12,443              11,573              8,984
General and administrative expenses                                             5,272               5,504              4,595
                                                                         ------------        ------------       ------------

Operating income                                                                1,752              25,883             16,136
Financial expenses, net                                        11b              1,289               1,912              3,189
                                                                         ------------        ------------       ------------

Income before taxes on income                                                     463              23,971             12,947
Taxes (tax benefit) on income                                  13e                (20)              5,711              4,297
                                                                         ------------        ------------       ------------

Net Income from continuing operations                                             483              18,260              8,650
Net Income (loss) from discontinued operations                                      -                 120             (5,357)
                                                                         ------------        ------------       ------------

Net income                                                               $        483        $     18,380       $      3,293
                                                                         ============        ============       ============

Basic and diluted net earnings per share from continuing
  operations:
  Basic net earnings per share                                           $       0.02        $       0.90       $       0.49
                                                                         ============        ============       ============
  Diluted net earnings per share                                         $       0.02        $       0.88       $       0.47
                                                                         ============        ============       ============

Basic and diluted net earnings (losses) per share from
  discontinued operations:
  Basic net earnings (losses) per share                                  $          -        $       0.01       $      (0.30)
                                                                         ============        ============       ============
  Diluted net earnings (losses) per share                                $          -        $       0.01       $      (0.29)
                                                                         ============        ============       ============

Basic and diluted net earnings per share:
  Basic net earnings per share                                           $       0.02        $       0.91       $       0.19
                                                                         ============        ============       ============
  Diluted net earnings per share                                         $       0.02        $       0.89       $       0.18
                                                                         ============        ============       ============

Weighted average number of shares used for computing
  basic earnings per share                                                 21,188,161          20,210,722         17,719,275
                                                                         ============        ============       ============

Weighted average number of shares used for computing
  diluted earnings per share                                               21,630,124          20,754,566         18,542,618
                                                                         ============        ============       ============

         THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED
                             FINANCIAL STATEMENTS.

                                     F - 6

                                                                                   TEFRON LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                CUMULATIVE
                                                       ADDITIONAL   DEFERRED      OTHER                        TOTAL        TREASURY
                                          ORDINARY      PAID-IN    STOCK-BASED COMPREHENSIVE  ACCUMULATED  COMPREHENSIVE   SHARES, AT
                                           SHARES       CAPITAL   COMPENSATION     INCOME       DEFICIT        INCOME        COST          TOTAL
                                          --------     --------     --------      --------     --------      ----------     --------      --------

Balance as of January 1, 2005             $  6,582     $ 79,243     $   (486)  $         -     $(31,188)                    $ (7,408)     $ 46,743

Settlement of the conditional
  obligation with respect to issuance
  of shares                                    200        3,254            -             -            -                            -         3,454
Exercise of stock options related to
  employees and directors                       28          428            -             -            -                            -           456
Cancellation of deferred shares                  -            1            -             -            -                            -             1
Deferred stock-based compensation                -          143         (143)            -            -                            -             -
Amortization of deferred stock-based
  compensation                                   -            -          431             -            -                            -           431
Comprehensive income:
  Unrealized gain on hedging
    derivatives                                  -            -            -           307            -      $      307            -           307
  Net income                                     -            -            -             -        3,293           3,293            -         3,293
                                          --------     --------     --------      --------     --------      ----------     --------      --------

Total comprehensive income                                                                                   $    3,600
                                                                                                             ==========
Balance as of December 31, 2005           $  6,810     $ 83,069     $   (198)     $    307     $(27,895)                    $ (7,408)     $ 54,685
                                          --------     --------     --------      --------     --------                     --------      --------

         THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED
                             FINANCIAL STATEMENTS.

                                     F - 7

                                                TEFRON LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONT.)
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                      CUMULATIVE
                                                         ADDITIONAL      DEFERRED        OTHER                         TOTAL         TREASURY
                                            ORDINARY      PAID-IN       STOCK-BASED  COMPREHENSIVE    ACCUMULATED  COMPREHENSIVE    SHARES, AT
                                             SHARES       CAPITAL      COMPENSATION      INCOME         DEFICIT        INCOME           COST            TOTAL
                                            ---------     ---------      ---------      ---------      ---------      ----------     -----------      ---------

Balance as of January 1, 2006               $   6,810     $  83,069      $    (198)     $     307      $ (27,895)                    $    (7,408)     $  54,685

Issuance of shares and options (net
  of issuance expenses in the amount
  of $ 1,333)                                     389        13,427              -              -              -                               -         13,816
Exercise of stock options related to
  employees and directors                         195         3,430              -              -              -                               -          3,625
Exercise of tradable options issued at
  the secondary offering (see note 10b)            17           955                                                                                         972
Cash dividend                                       -             -              -              -         (9,997)                              -         (9,997)
Reclassification of deferred stock
  compensation due to implementation
  of SFAS 123(R)                                    -          (198)           198              -              -                               -              -
Compensation related to options
  granted to employees                              -           555              -              -              -                               -            555
Tax benefit related to exercise of
  stock options                                     -           446              -              -              -                                            446
Comprehensive income:
  Realized gain on hedging derivatives              -             -              -           (307)             -      $     (307)              -           (307)
  Unrealized gain on hedging
    derivatives                                     -             -              -             52              -              52               -             52
  Unrealized gain on marketable
    securities                                      -             -              -              3              -               3               -              3
  Net income                                        -             -              -              -         18,380          18,380               -         18,380
                                            ---------     ---------      ---------      ---------      ---------      ----------     -----------      ---------

Total comprehensive income                                                                                            $   18,128
                                                                                                                      ==========
Balance as of December 31, 2006             $   7,411     $ 101,684     $        -      $      55      $ (19,512)                    $    (7,408)     $  82,230
                                            =========     =========      =========      =========      =========                     ===========      =========

         THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED
                             FINANCIAL STATEMENTS.

                                     F - 8

                                                TEFRON LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONT.)
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                            CUMULATIVE
                                                                ADDITIONAL    OTHER                          TOTAL        TREASURY
                                                   ORDINARY      PAID-IN   COMPREHENSIVE    ACCUMULATED  COMPREHENSIVE   SHARES, AT
                                                    SHARES       CAPITAL      INCOME          DEFICIT        INCOME         COST          TOTAL
                                                   --------     --------     --------         --------      --------      --------      --------

Balance as of January 1, 2007                      $  7,411     $101,684     $     55         $(19,512)                   $ (7,408)     $ 82,230

Exercise of stock options related to
  employees and directors                                 5           87            -                -                           -            92
Exercise of tradable  options issued at the
  secondary offering (see note 10b)                     102        4,188                                                                   4,290
Compensation related to options granted to
  employees                                               -          571            -                -                           -           571
Comprehensive income (loss):
  Realized gain on hedging derivatives                    -            -          (52)               -      $    (52)            -           (52)
  Realized gain on marketable securities                  -            -           (3)               -            (3)            -            (3)
  Unrealized gain on hedging derivatives, net
    of $ 165 tax                                          -            -          445                -           445             -           445
  Unrealized loss on marketable securities                -            -          (77)               -           (77)            -           (77)
  Cumulative impact of change in accounting
    for uncertainties in income taxes (FIN 48)            -            -            -              557             -             -           557
  Net income                                              -            -            -              483           483             -           483
                                                   --------     --------     --------         --------      --------      --------      --------

Total comprehensive income                                                                                  $    796
                                                                                                            ========
Balance as of December 31, 2007                    $  7,518     $106,530     $    368(*)      $(18,472)                   $ (7,408)     $ 88,536
                                                   ========     ========     ========         ========                    ========      ========

 (*) Composed as follows:
           Accumulated Unrealized gain on hedging derivative, net of taxes        445
           Accumulated Unrealized loss on marketable securities                   (77)
                                                                             --------
                                                                             $    368

         THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED
                             FINANCIAL STATEMENTS.

                                     F - 9

                                                TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                      YEAR ENDED DECEMBER 31,
                                                                           ---------------------------------------------
                                                                               2007            2006              2005
                                                                           -----------      -----------      -----------

CASH FLOWS FROM OPERATING ACTIVITIES:

  Net income                                                               $       483      $    18,380      $     3,293
  Adjustments to reconcile net income to net cash provided by operating activities:
    Loss (income) from discontinued operations                                       -             (120)           5,357
    Depreciation of property, plant and equipment                                8,567            8,719            9,686
    Compensation related to options granted to employees                           571              555              431
    Increase (decrease) in severance pay, net                                       74              459             (588)
    Increase in deferred taxes, net                                                 79            3,098            4,670
    Accrual of interest on short and long-term deposits                           (613)            (100)               -
    Gain related to sale of marketable securities                                 (134)             (37)               -
    Interest and amortization of premium and accretion of discount of
      marketable securities                                                       (189)             (20)               -
    Gain on sale of property, plant and equipment                                 (651)             (73)            (409)
    Decrease (increase) in trade receivables, net                                1,622           (4,677)          (9,099)
    Decrease (increase) in other accounts receivable and prepaid
      expenses                                                                    (919)            (417)             884
    Decrease (increase) in inventories                                          (3,665)          (2,530)           3,740
    Increase (decrease) in trade payables                                       (1,423)           3,278              793
    Increase (decrease) in other accounts payable and accrued expenses            (768)             748             (946)
                                                                           -----------      -----------      -----------

Net cash provided by continuing operating activities                             3,034           27,263           17,812
Net cash provided by discontinued operating activities                               -              507            2,999
                                                                           -----------      -----------      -----------

Net cash provided by operating activities                                        3,034           27,770           20,811
                                                                           -----------      -----------      -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property, plant and equipment                                     (6,376)          (4,688)          (4,960)
  Investment grants received                                                         -            1,218              452
  Proceeds from sale of property, plant and equipment                              943              335              475
  Dividend received from discontinued operations                                     -              140              484
  Proceeds from sale of subsidiary, net                                              -            9,917                -
  Investment in marketable securities                                          (18,974)         (11,876)               -
  Proceeds from sale of marketable securities                                   17,240            6,961                -
  Investment in short-term and long-term deposits                               (8,321)         (11,018)               -
  Proceeds from repayment of deposits                                           12,989                -                -
  Proceeds from the Company's insurance policy for plant and machinery
    damage                                                                           -                -              619
  Earn out payments related to acquisition of Macro Clothing (b)                     -                -             (261)
                                                                           -----------      -----------      -----------

Net cash used in continuing investing activities                                (2,499)          (9,011)          (3,191)
Net cash used in discontinued investing activities                                   -             (172)            (779)
                                                                           -----------      -----------      -----------

Net cash used in investing activities                                           (2,499)          (9,183)          (3,970)
                                                                           -----------      -----------      -----------

         THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED
                             FINANCIAL STATEMENTS.

                                     F - 10

                                                TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT.)
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                YEAR ENDED DECEMBER 31,
                                                                          ------------------------------------
                                                                            2007          2006          2005
                                                                          --------      --------      --------

CASH FLOWS FROM FINANCING ACTIVITIES:

  Repayment of long-term bank loans                                       $ (5,948)     $(21,188)     $ (6,038)
  Proceeds from long-term bank loans                                             -         5,000             -
  Payments under capital lease                                                   -             -          (206)
  Decrease in short-term bank credit, net                                        -       (14,713)       (3,642)
  Tax benefit from exercise of stock options related to employees and
    directors                                                                    -           446             -
  Proceeds from exercise of stock options related to employees and
    directors                                                                   92         3,175           456
  Exercise of tradable options issued at the secondary offering              4,290           972             -
  Proceeds from secondary offering of shares and options, net                    -        13,816             -
  Dividend paid to shareholders                                               (551)       (9,446)            -
                                                                          --------      --------      --------

Net cash used in continuing financing activities                            (2,117)      (21,938)       (9,430)
Net cash used in discontinued financing activities                               -          (544)       (2,768)
                                                                          --------      --------      --------

Net cash used in financing activities                                       (2,117)      (22,482)      (12,198)
                                                                          --------      --------      --------

Increase (decrease) in cash and cash equivalents                            (1,582)       (3,895)        4,643
Decrease in cash and cash equivalents attributed to discontinued
  operations                                                                     -           209           548
                                                                          --------      --------      --------

Increase (decrease) in cash and cash equivalents attributed to
  continuing operations                                                     (1,582)       (3,686)        5,191
Cash and cash equivalents at beginning of year                               3,966         7,652         2,461
                                                                          --------      --------      --------

Cash and cash equivalents at end of year                                  $  2,384      $  3,966      $  7,652
                                                                          ========      ========      ========

         THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED
                             FINANCIAL STATEMENTS.

                                     F - 11

                                                TEFRON LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT.)
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                YEAR ENDED DECEMBER 31,
                                                                    -------------------------------------------------
                                                                        2007              2006              2005
                                                                    -------------     -------------     -------------

(a) CASH PAID DURING THE YEAR FOR:

      Interest                                                      $       1,918     $       2,504     $       3,139
                                                                    =============     =============     =============

      Income taxes, net of refunds received                         $         450     $         996     $         204
                                                                    =============     =============     =============

(b) ACQUISITION OF MACRO CLOTHING:

       Accrued payments                                             $           -     $           -     $        (261)
                                                                    =============     =============     =============

(c) SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING
      ACTIVITY:

      Purchase of property, plant and equipment by credit, net
        of investment grants receivable                             $         109     $         266     $       1,418
                                                                    =============     =============     =============

      Unsecured subordinated promissory note as a partial
        consideration of the sale of Alba Health                    $           -     $       3,000     $           -
                                                                    =============     =============     =============

      Net change in unrealized gain                                 $         313     $         415     $           -
                                                                    =============     =============     =============

      Cumulative impact of change in accounting for
        uncertainties in income tax (FIN 48)                        $         557     $           -     $           -
                                                                    =============     =============     =============

      Exercise of options in exchange for a bank loan               $           -     $         450     $           -
                                                                    =============     =============     =============

      Dividend declared in 2006                                     $           -     $         551     $           -
                                                                    =============     =============     =============

      Deferred tax asset related to tax benefit derived from
        exercise of options by employees                            $           -     $         446     $           -
                                                                    =============     =============     =============

         THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED
                             FINANCIAL STATEMENTS.

                                     F - 12

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:- GENERAL

     a.   Tefron Ltd, a company organized under the laws of the State of Israel
          ("the Company") and its subsidiaries are engaged in the design, manufacture and sale of knitted intimate apparel, swimwear and active wear, which are manufactured using two different techniques (seamless and cut and sew) (see also Note 15). The Company's principal markets are the United States and Europe.

          The Company's subsidiaries are Hi-Tex, founded by the Company
          ("Hi-Tex"), which commenced operations in 1997, Tefron USA, Inc.,
          Tefron U.K, El-Masira Textile Company Ltd. in Jordan and Macro
          Clothing Ltd. ("Macro").

     b.   During 2005, 2006 and 2007, 76.9%, 77.4% and 74.1% from the revenues, respectively, were derived from the sales to the three major customers, all located in the United States. The Company's arrangements with its customers do not contain minimum purchase commitments and there can be no assurance that the principal customers will continue to purchase the Company's products in the same volumes or on the same terms as they have done in the past. A material decrease of purchases made by the major customers or a material adverse change in the terms of such purchases could have a material adverse effect on the Company's results of operations and financial position.

          The Company is dependent on subcontractors who render services that are integral part of the Company's manufacturing process. If such subcontractors do not render the required services, the Company may experience delays or additional costs to satisfy its production requirements.

          In particular, the Company dependent on a subcontractor who performs a major part of the dyeing and finishing of the Company's seamless manufacturing process and is also dependent on a subcontractor who renders vertical manufacturing services for the Company's swimwear product line

     c.   Discontinued operations:

          The Company had a put option to sell its ownership interest in Alba
          Health, one of its subsidiaries, to Alba Health. On December 22, 2005, the Company delivered a notice of exercise to Alba Health and the other parties to the put option agreement. On April 27, 2006, the
          Company finalized the sale of its interest in Alba Health. Under the terms of the transaction, the Company received an aggregate consideration of approximately $ 13,000, consisting of approximately $
          10,000 in cash and $ 3,000 pursuant to the terms of an unsecured subordinated promissory note, the principal amount of which will be due on August 31, 2009. The note bears annual interest at the rate of
          LIBOR plus 3% payable quarterly, and the payment of the note will be subordinated in favor of Alba Health's senior bank lenders. The interest has been paid fully on a quarterly basis. The Company is in a position that it is probable to receive the note in full. Since the closing date of the sale, Alba Health business has been treated as a discontinued operation in the Company's financial statements in the years ended December 31, 2005 and 2006. This transaction was accounted for in accordance with Statement of Financial Accounting Standard No.
          144, "Accounting for the Impairment or Disposal of Long-Lived Assets"
          ("SFAS No. 144"), and EITF 03-13, "Applying the Conditions in
          Paragraph 42 of FASB Statement No. 144 in Determining Whether to
          Report Discontinued Operations".

                                     F - 13

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:- GENERAL (CONT.)

     c.   Discontinued operations (cont.):

          The results of operations including sales, cost of sales, operating expenses, financial expenses, taxes on income and impairment and other costs related to the exercise of the put option for the year ended
          December 31, 2005, and for the period ended April 27, 2006, have been reclassified in the accompanying statements of income and presented as discontinued operations. The Company had previously reported its Alba
          Health business as a separate segment (Healthcare USA) as required by
          Statement of Financial Standards No. 131, "Disclosures About Segments
          of an Enterprise and Related Information" ("SFAS No. 131"). Separate
          financial information regarding Alba Health, which was accounted for as discontinued operations as follows:

                                                          FOR THE PERIOD
                                                          FROM JANUARY 1, FOR THE YEAR
                                                          2006 THROUGH        ENDED
                                                            APRIL 27,      DECEMBER 31,
                                                              2006            2005
                                                             --------       --------

Sales                                                        $  7,474       $ 34,249
Cost of sales                                                   5,524         24,596
                                                             --------       --------

Gross profit                                                    1,950          9,653
Selling and marketing expenses                                  1,076          4,542
General and administrative expenses                               338          1,308
Impairment and other expenses related to the put option
  exercise                                                          -          6,073
                                                             --------       --------

Operating income (loss)                                           536         (2,270)
Financial expenses, net                                           243          1,182
                                                             --------       --------

Income (loss) before taxes on income                              293         (3,452)
Taxes on income                                                     9          3,521
Minority interest in losses (earnings) of subsidiaries           (164)         1,616
                                                             --------       --------

Net income (loss)                                            $    120       $ (5,357)
                                                             ========       ========

                                     F - 14

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

     a.   Use of estimates:

          The preparation of financial statements in conformity with U.S.
          generally accepted accounting principles requires management to make estimates, judgments and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made.
          These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period.
          Actual results could differ from those estimates.

                                     F - 15

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
          dollars, and a significant portion of purchases of materials and property, plant and equipment is denominated in U.S. dollars. Thus, the functional and the reporting currency of the Company and its subsidiaries is the U.S. dollar.

          Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement
          No. 52 of the Financial Accounting Standards Board ("FASB"), "Foreign
          Currency Translation". All transactions gains and losses from the remeasurement of monetary balance sheet items are reflected in the statements of income as financial income or expenses as appropriate.

     c.   Principles of consolidation:

          The consolidated financial statements include the accounts of the
          Company and its subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

     d.   Cash equivalents:

          Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less at acquisition.

     f.   Short-term deposits:

          Short-term bank deposits have a maturity of more than three months but less than one year. The deposits are in U.S. dollars and in NIS, and bears an average interest of 4.85% and 4.61%, respectively. The short-term deposits are presented at cost, including accrued interest.

     g.   Inventories:

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

          Work-in-progress, finished products and raw materials - using the
          "moving average cost" method, based on standard costs which are adjusted to actual costs.

                                     F - 16

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     h.   Marketable securities

          The Company accounts for its investments in marketable securities in accordance with SFAS No. 115, "Accounting for Certain Investments in
          Debt and Equity Securities".

          Management determines the appropriate classification of its investments in marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. The
          Company classifies all of its securities as available for sale.
          Available for sale securities are carried at fair value, with the unrealized gains and losses reported in "accumulated other comprehensive income", a separate component of shareholders' equity.
          Realized gains and losses on sale of investments are included in the consolidated income statements. Interest and amortization of premium and accretion of discount on debt securities are recorded as financial expenses. Following SEC Staff Accounting Bulletin No. 59, management evaluates in each period whether declines in the market value of its securities are other than temporary. Where such declines are determined to be other than temporary, the related unrealized loss is recorded as a write-down included in financial expenses.

     i.   Long-term deposit:

          A long-term bank deposit is a deposit with a maturity of more than one year. The long-term deposit is presented at cost, including accrued interest.

     j.   Goodwill:

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

          SFAS No.142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. The Company performed annual impairment test in 2005 resulted in an impairment of $ 5,683 to the goodwill related to Alba Health, a former subsidiary (see Note 1c). The Company does not have goodwill as of 2007.

                                     F - 17

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

                                                                                %
                                                                       --------------------

          Buildings                                                            2.5
          Machinery and equipment                                               7
          Installations and leasehold improvements                            5 - 33 (mainly 5%)
          Furniture and office equipment                                      6 - 25 (mainly 6%)
          Motor vehicles                                                        15

          Leasehold improvements are amortized over the term of the lease, including reasonably assured renewal options, or the useful lives of the assets, whichever is shorter.

     l.   Impairment of long-lived assets

          The Company's long-lived assets are reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or
          Disposal of Long-Lived Assets" whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of by sale are reported at the lower of the carrying amount or fair value less costs to sell. As of the years 2005, 2006 and 2007, no impairment was identified.

     m.   Severance pay:

          The Company's liability for severance pay in Israel is calculated pursuant to Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its Israeli employees is fully provided by monthly deposits with insurance policies, pension and severance pay funds and by an accrual. The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to
          Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these funds.
          Severance pay expenses amounted to $ 1,221, $ 1,505 and $ 1,375 for the years ended December 31, 2005, 2006 and 2007, respectively.

                                     F - 18

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     n.   Revenue recognition:

          Revenues from sales are recognized in accordance with Staff Accounting
          Bulletin No. 104, "Revenue Recognition in Financial Statements" ("SAB
          No. 104"), when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable, no further obligation exists and collectibility is probable.

     o.   Income taxes:

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

          Deferred tax liabilities and assets are classified as current or non current based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences if not related to an asset or liability for financial reporting.

          On January 1, 2007, the Company adopted FASB Interpretation No. 48,
          "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB
          Statement No. 109" (FIN 48). FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. After adoption of FIN 48, the
          Company accrues interest and penalties related to unrecognized tax benefits to its provision for income tax.

          As a result of the adopting of FIN 48, an amount of $ 557 was charged to accumulated deficit as of January 1, 2007.

     p.   Accounting for stock-based compensation

          On January 1, 2006, the Company adopted Statement of Financial
          Accounting Standards No. 123 (revised 2004), "Share-Based Payment"
          ("SFAS 123R") which requires the measurement and recognition of compensation expenses based on estimated fair values for all share-based payment awards made to employees and directors. SFAS 123R supersedes Accounting Principles Board Opinion No. 25, "Accounting for
          Stock Issued to Employees" ("APB 25"), for periods beginning in fiscal
          2006. SFAS 123R requires companies to estimate the fair value of equity-based payment awards on the date of grant using an
          option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated income statement.

                                     F - 19

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          p.   Accounting for stock-based compensation (cont.):

               Prior to January 1, 2006, the Company has elected to follow
               Accounting Principles Board Opinion No. 25, "Accounting for Stock
               Issued to Employees" ("APB No. 25") and FASB Interpretation No.
               44, "Accounting for Certain Transactions Involving Stock
               Compensation" ("FIN 44") in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of the
               Company's stock options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized. No stock-based compensation cost was recognized in the statement of operations for the year ended December 31, 2005, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

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

               The Company adopted SFAS No. 123(R) using the modified
               prospective transition method, which requires the application of the accounting standard starting the first day of the Company's fiscal year 2006. Under that transition method, compensation cost recognized in the years ended December 31, 2006 and 2007,
               includes: (a) compensation cost for all stock-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all stock-based payments granted or modified subsequent to
               January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). Results for prior periods have not been restated. The Company selected the
               Black-Scholes option pricing model as the most appropriate fair value method for its stock-options awards.

               The Company recognizes compensation expenses for the value of its awards granted subsequent to January 1, 2006 based on the
               straight line method over the requisite service period of each of the awards, net of estimated forfeitures. SFAS No. 123(R)
               requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual
               forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.
               Forfeitures were previously accounted for as they occurred, but have been estimated with the adoption of SFAS No. 123(R) for those awards not yet vested

               SFAS No. 123(R) requires the cash flows resulting from the tax deductions in excess of the compensation costs recognized for those stock options to be classified as financing cash flows. The
               $ 446 excess tax benefit classified as financing cash inflows in the year ended December 31, 2006 would have been classified as an operating cash flow if the Company had not adopted SFAS No.
               123(R).

                                     F - 20

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     p.   Accounting for stock-based compensation (cont.):

          The following table sets forth the total stock-based compensation expense resulting from stock options included in the consolidated statements of operation:

                                            YEAR ENDED     YEAR ENDED
                                            DECEMBER 31,   DECEMBER 31,
                                                2007          2006
                                                ----          ----

Cost of sales                                   $  -          $ 75
Selling and marketing expenses                    60            48
General and administrative expenses              511           432
                                                ----          ----

Total stock-based compensation expense          $571          $555
                                                ====          ====

          In the year ended December 31, 2007, no stock options were granted, but the CEO options were modified (See Note 10c). The fair value of stock-based awards was estimated at the date of grant using the
          Black-Scholes model with the following weighted-average assumptions for the years ended December 31, 2005 and 2006:

                                 2006          2005
                               -------        ------

Risk-free interest rate         4.8%           4.4%
Expected dividend yield           0%             0%
Expected volatility              37%            37%
Expected lives (years)            4            3.5

          The Company's computation of expected volatility for the years ended
          December 31, 2006 and 2005 was based on its historical market-based volatility. The computation of expected life was based on historical exercise patterns. The interest rate for periods within the contractual life of the award was based on the U.S. Treasury yield curve in effect at the time of grant.

                                     F - 21

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     p.   Accounting for stock-based compensation (cont.):

          The following table illustrates the pro forma effect on 2005 net income and earnings per share, assuming that the Company had applied the fair value recognition provision of SFAS No. 123 on its stock-based employee compensation:

                                                                                           YEAR ENDED
                                                                                          DECEMBER 31,
                                                                                           ---------
                                                                                             2005
                                                                                           ---------

Net income from continuing operations, as reported                                         $   8,650
Add: Stock-based compensation expense included in the determination of net income
  as reported                                                                                    431
Deduct: Stock-based compensation expense related to employee stock options                      (888)
                                                                                           ---------

Pro forma net income, including the effect of stock-based compensation expense
  from continuing operations                                                               $   8,193
Loss from discontinued operations, net of taxes                                            $  (5,357)
                                                                                           ---------

Pro forma net income, including effect of stock-based compensation expense                 $   2,836
                                                                                           =========

Basic and diluted net earnings per share, as reported:

  From continuing operations:
    Basic net earnings per share                                                           $    0.49
                                                                                           =========
     Diluted net earnings per share                                                        $    0.47
                                                                                           =========

  From discontinued operations:
    Basic net losses per share                                                             $   (0.30)
                                                                                           =========
    Diluted net losses per share                                                           $   (0.29)
                                                                                           =========

  From total operations:
    Basic net earnings per share                                                           $    0.19
                                                                                           =========
    Diluted net earnings per share                                                         $    0.18
                                                                                           =========

Basic and diluted net earnings (losses) per share, including the effect of stock-based compensation expenses:

  From continuing operations:
    Basic net earnings per share                                                           $    0.46
                                                                                           =========
    Diluted net earnings per share                                                         $    0.44
                                                                                           =========

  From discontinued operations:
    Basic net losses per share                                                             $   (0.30)
                                                                                           =========
    Diluted net losses per share                                                           $   (0.29)
                                                                                           =========

  From total operations:
    Basic net earnings per share                                                           $    0.16
                                                                                           =========
    Diluted net earnings per share                                                         $    0.15
                                                                                           =========

                                     F - 22

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     q.   Fair value of financial instruments:

          The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

          1.   The carrying amount of cash and cash equivalents, bank deposits, trade receivables and trade payables approximates their fair values due to the short-term maturities of these instruments.

          2.   The fair value of marketable securities with quoted market prices is based on quoted market prices.

          3.   For marketable securities without current market price, fair values are estimated using values obtained from the Company's asset manager. To estimate the value of these investments the asset manager employs various models that take into consideration such factors, among others, as the credit rating of the issuer, effective maturity of the security, yields on comparably rated publicly traded securities, availability of insurance , risk-free yield curves and type of collateral. The actual value at which such securities could actually be sold or settled with a willing buyer or seller may differ from such estimated fair values depending on a number of factors including, but not limited to, current and future economic conditions, the quantity sold or settled, the presence of an active market and the availability of a willing buyer or seller.

          4.   The carrying amount of the subordinate note approximates its fair value due to the interest this note bears.

     r.   Basic and diluted earnings (losses) per share:

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

     s.   Concentrations of credit risk:

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

          The Company's marketable securities consist of investment in U.S.
          corporate debts securities and Israeli government securities. The
          Company's investment policy, approved by the Investment Committee, limits the amount the Company may invest in any one type of investment or issuer, thereby reducing credit risk concentrations.

          Trade receivables are derived from sales to major customers located primarily in the U.S. The allowance for doubtful accounts comprises specific accounts the collectibility of which, based upon management's estimate, is doubtful. The doubtful account expenses (income) for the years ended December 31, 2005, 2006 and 2007, were $ 181, $ (6) and $
          37, respectively.

                                     F - 23

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     t.   Derivatives and hedging:

          The Company accounts for derivatives and hedging based on Statement of
          Financial Accounting Standards No. 133, "Accounting for Derivative
          Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133
          requires the Company to recognize all derivatives on the balance sheet at fair value. If the derivative meets the definition of a cash flow hedge and is so designated, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is recognized in earnings depending on the exposure being hedged. During 2005, 2006 and 2007, there were no gains or losses recognized in earnings for hedge ineffectiveness.

          The Company entered into forward transactions and use the "cylinder strategy" (purchasing puts options on the U.S. dollar, usually together with writing call options on the U.S. dollar at a higher exchange rate) in order to hedge the variability of anticipated expenses and balances denominated in new Israeli shekels ("NIS") and of revenues denominated in Euro, both due to changes of the U.S.
          dollar against the NIS and Euro as applicable. The net profits
          (losses) that resulted from these contracts and were recognized in earnings during 2005, 2006 and 2007 were $ (145), $ 1,765 and $ 1,404 respectively.

          As of December 31, 2007, unrealized gains on hedging derivative instruments amounted to $ 445. This unrealized gain is included in accumulated other comprehensive income.

     u.   Comprehensive Income:

          The Company accounts for comprehensive income in accordance with SFAS
          No. 130, "Reporting Comprehensive Income". This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements.
          Comprehensive income generally represents all changes in stockholders'
          equity during the period except those resulting from investments by, or distributions to, stockholders. The Company determined that its items of other comprehensive income relates to gain and loss on hedging derivative instruments and unrealized gains and losses on available for sale securities.

     v.   Impact of recently issued accounting standards:

          In September 2006, the Financial Accounting Standards Board ("FASB")
          issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). This
          Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of SFAS No.
          157 are effective for the Company beginning January 1, 2008. The FASB issued a FASB Staff Position (FSP) to defer the effective date of SFAS
          No. 157 for one year for all nonfinancial assets and nonfinancial liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The
          Company does not believe the adoption of SFAS No. 157 will have material impact on its consolidated financial statements

                                     F - 24

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     v.   Impact of recently issued accounting standards:

          In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"). SFAS
          No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. The provisions of SFAS No. 159 are effective for the Company beginning January 1,
          2008. The Company does not believe the adoption of SFAS No. 159 will have an impact on its consolidated financial statements.

          In December 2007, the FASB issued SFAS No. 141 (revised 2007),
          "Business Combinations" ("SFAS 141R"). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. The Company is currently assessing the potential impact that the adoption of SFAS 141 could have on its financial statements.

          In December 2007, the FASB issued SFAS No. 160, "Noncontrolling
          Interests in Consolidated Financial Statements, an amendment of ARB
          No. 51". SFAS No. 160 establishes accounting and reporting standards that require that the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent's equity; the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; and changes in a parent's ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently.
          SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The
          Company is currently assessing the potential impact that the adoption of SFAS 160 could have on its financial statements.

NOTE 3:- MARKETABLE SECURITIES

     Marketable securities with contractual maturities of less than one year are as follows:

                                                              DECEMBER 31,
                           -------------------------------------------------------------------------------
                                           2007                                        2006
                           -------------------------------------       -----------------------------------
                                           GROSS                                      GROSS
                           AMORTIZED     UNREALIZED                   AMORTIZED    UNREALIZED
                             COST         LOSSES        FAIR VALUE      COST          GAINS       FAIR VALUE
                           -------        -------        -------       -------       -------       -------

U.S. corporate debts
  securities               $     -        $     -        $     -       $ 1,994       $     -       $ 1,994
Israeli government
  securities                 2,092             (2)         2,090         1,028             3         1,031
                           -------        -------        -------       -------       -------       -------

                           $ 2,092        $    (2)       $ 2,090       $ 3,022       $     3       $ 3,025
                           =======        =======        =======       =======       =======       =======

                                     F - 25

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 3:- MARKETABLE SECURITIES (CONT.)

     Marketable securities with contractual maturities after one year are as follows:

                                                              DECEMBER 31,
                           -------------------------------------------------------------------------------
                                            2007                                      2006
                           -------------------------------------       -----------------------------------
                                           GROSS                                      GROSS
                          AMORTIZED      UNREALIZED                  AMORTIZED      UNREALIZED
                            COST        GAINS(LOSSES)   FAIR VALUE      COST          GAINS       FAIR VALUE
                           -------        -------        -------       -------       -------       -------

U.S. corporate debts
  securities               $ 3,537        $    41        $ 3,578       $   950       $     -       $   950
Auction rate
  securities(*)              1,400           (116)         1,284         1,000             -         1,000
                           -------        -------        -------       -------       -------       -------

                           $ 4,937        $   (75)       $ 4,862       $ 1,950       $     -       $ 1,950
                           =======        =======        =======       =======       =======       =======

     The unrealized losses on the Company's investments in Israeli government securities are due primarily to interest rate fluctuations. As of December
     31, 2007 no unrealized losses are outstanding over 12 month period. The unrealized losses on the Company's investments in Auction rate securities are due primarily to uncertainties in the capital markets regarding these securities since the Company has the ability and intent to hold these investments until a recovery of fair value, which may be until maturity.
     The Company does not consider these investments to be
     other-than-temporarily impaired as of December 31, 2007.

     (*)  The effective maturity may differ from the contractual maturities, due to the periodical auction mechanism. The balance is comprised from two auction rate securities, which suffer from failed auctions since
          September 2007. For determining the effective maturity dates for these securities, the Company used its asset managers' valuation analysis.
          The analysis was made as to the projected source of capital that each of the issuers will be able to obtain in order to pay back its debt holders.

NOTE 4:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

                                                            DECEMBER 31,
                                                         -------------------
                                                          2007         2006
                                                         ------       ------

Government authorities:                                  $1,204       $  996
Government participation in extraordinary expenses
   due to the war                                             -          710
Deferred income taxes (see Note 13h)                        464          459
Advances to suppliers                                     1,375          793
Prepaid expenses                                            742          484
Hedging derivatives                                         940          122
Other                                                       679          602
                                                         ------       ------

                                                         $5,404       $4,166
                                                         ======       ======

                                     F - 26

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 5:- INVENTORIES

                                                              DECEMBER 31,
                                                         ---------------------
                                                          2007           2006
                                                         -------       -------

Raw materials, accessories and packaging materials       $12,108       $12,832
Work-in progress                                          14,137        10,632
Finished products                                          6,332         5,448
                                                         -------       -------

                                                         $32,577       $28,912
                                                         =======       =======

     In the years ended December 31, 2005, 2006 and 2007, the Company recorded inventory write-offs in the amount of $ 660, $ 815 and $ 1,260 respectively. These write-offs were recorded as cost of sales

NOTE 6:- PROPERTY, PLANT AND EQUIPMENT, NET

     Composition of assets grouped by major classifications, are as follows:

                                                       DECEMBER 31,
                                                --------------------------
                                                  2007             2006
                                                ---------        ---------
Cost:
  Buildings                                     $   3,865        $   3,566
  Machinery and equipment                         181,275          178,682
  Installation and leasehold improvements           7,550            5,943
  Motor vehicles                                      446              446
  Furniture and office equipment                    2,340            2,683
  Investment grants                               (33,217)         (33,217)
                                                ---------        ---------

                                                  162,259          158,103
                                                ---------        ---------
Accumulated depreciation:
  Buildings                                           642              529
  Machinery and equipment                         104,002           95,528
  Installation and leasehold improvements           4,251            4,071
  Motor vehicles                                      423              407
  Furniture and office equipment                    1,382            1,624
  Investment grants                               (23,232)         (21,142)
                                                ---------        ---------

                                                   87,468           81,017
                                                ---------        ---------

Depreciated cost                                $  74,791        $  77,086
                                                =========        =========

     (1)  Depreciation expenses for the years ended December 31, 2005, 2006 and
          2007 were $ 9,686, $ 8,719 and $ 8,567, respectively.

     (2)  As for liens, see Note 9.

                                     F - 27

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 7:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                          DECEMBER 31
                                     ---------------------
                                      2007           2006
                                     -------       -------

Employees and payroll accruals       $ 3,608       $ 3,407
Accrued expenses                       1,092         2,800
Equipment suppliers                    1,171         1,062
Tax payable                            2,280         3,133
Other                                    484             -
                                     -------       -------

                                     $ 8,635       $10,402
                                     =======       =======

NOTE 8:- LONG-TERM LOANS

     a.   Composition:

                                           WEIGHTED AVERAGE
                                            INTEREST RATE
                                      -------------------------
                                             DECEMBER 31,                   DECEMBER 31,
                                      -------------------------      ------------------------
                                        2007            2006           2007           2006
                                      ---------       ---------      ---------      ---------
                                                 %
                                      -------------------------

Loans in U.S. dollars:
  Banks (variable interest LIBOR
    plus 1.2%-2.0%)                   6.5 - 6.9       5.9 - 6.9       $19,322       $25,270

Less - current maturities:
  Loans from banks and others                                           5,948         5,948
                                                                      -------       -------

                                                                      $13,374       $19,322
                                                                      =======       =======

     b.   The loans as of December 31, 2007 mature as follows: (*)

          DECEMBER 31,
          2008 (current maturities)                                   $ 5,948
          2009                                                          5,544
          2010                                                          2,749
          2011                                                          2,749
          2012                                                          2,332
                                                                      -------
                                                                      $19,322
                                                                      =======

          Upon the closing of the Share Purchase Agreement with the investor controlled by FIMI (see Note 10), the Company entered into new financing arrangements with its bank creditors. The new financing arrangements contain different financial covenants and ratios from those in the Company's previous bank loan agreements. As of December
          31, 2007, the Company met those covenant criteria.

          During 2008, the Company entered into a better financing arrangement with its bank creditors, which was not anticipated as of December 31,
          2007. The annual interest rate was reduced to three-month LIBOR plus
          1.0%. Additionally, the company converted loans at the principal amount of $6.0 million held at its U.S banks with new loans received from its Israeli banks and payable in seventeen quarterly installments commencing June 30, 2008 through June 29, 2012.

          (*)  In accordance with the new arrangement mentioned above with the banks, the annual installments of the loans would be $3,807,
               $4,159, $4,158, $ 4,158 and $3,040 in the years 2008, 2009, 2101,
               2011 and 2012, respectively

     c.   As for collateral, see Note 9.

                                     F - 28

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 9:- LIENS, CONTINGENCIES AND COMMITMENTS

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

     c.   The facilities of the Company and most of its Israeli subsidiaries are located in buildings leased for various periods ending between 2009 and 2024, including renewal options.

          The aggregate minimum rental commitments under non-cancelable leases, based on the above agreements as of December 31, 2007, are as follows:

          2008                                       $ 3,108
          2009                                         2,772
          2010                                         2,609
          2011                                         2,611
          2012 and thereafter                            439
                                                     -------

                                                     $11,539
                                                     =======

          Rental expenses for the years ended December 31, 2005, 2006 and 2007, amounted to $ 3,345, $ 3,186 and $ 2,985, respectively.

     d.   Legal proceedings:

          A former employee of the Company has filed lawsuits against the
          Company and three of its former or current officers, with the Israeli
          District Court and the Israeli Labor Law Court, seeking damages in the amount of approximately $ 2,000 plus non-specified bodily damages, in connection with damages allegedly incurred by him as a result of his imprisonment in Egypt. The matter is at a preliminary stage and the
          Company's management believes that the claim is without merit and remit and should be dismissed, and thus no accrual was made in the financial statements.

          Except as provided above, there are no material pending legal proceedings, other than litigation incidental in the ordinary course of business to which the Company or any of its subsidiaries are subject.

                                     F - 29

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 10:- SHAREHOLDERS' EQUITY

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

          The agreements included two instruments: shares and a conditional obligation that is freestanding of the shares and can be settled in shares at the Company's discretion. Therefore the conditional obligation is a liability and not equity since the value of the payout is based on the performance condition and not based on the shares. As a result, the conditional obligation was measured at fair value on transaction date and on each balance sheet date. The difference between the initial values assigned to the liability component and the final payout was charged to the statement of operations.

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

     b.   On December 27, 2005, Tefron published a prospectus in Israel in connection with a proposed underwritten secondary offering to the public in Israel of either Ordinary shares or a combination of
          Ordinary shares and options exercisable into Ordinary shares. The publication of the prospectus was approved by the Israeli Securities
          Authority and by the Tel-Aviv Stock Exchange. The offering was made only by Tefron, and not by any selling shareholder. As a result of the offering completed on January 10, 2006, the Company raised a net amount of $ 13,816 composed of a combination of 1,800,000 Ordinary shares and 600,000 options to purchase the Company's Ordinary shares at an exercise price of $ 9.49 (denominated in NIS and subject to dividend adjustments). The options were exercisable until January 9,
          2007. 142,263 of these options were exercised in 2006 and 430,485 options were exercised during January 2007 for a total consideration of $972 and $4,290 in 2006 and 2007, respectively. As of December 31,
          2007 all the options were either exercised or expired.

     c.   Stock options:

          In September 1997, the Company's Board of Directors adopted a Share
          Option Plan in which 1,166,049 Ordinary shares were reserved for issuance to directors, officers and employees of the Company. At general meetings of shareholders in August 1999, July 2001 and March
          2004, it was resolved to increase the number of shares reserved for issuance under the Share Option Plan by 600,000, 500,000 and 446,274
          Ordinary shares, respectively. The options vest over a period of three to four years and expire after 10 years from the grant date or upon termination of employment. The Share Option Plan expired in September,
          2007.

                                     F - 30

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 10:- SHAREHOLDERS' EQUITY (CONT.)

     c.   Stock options (cont.):

          On April 22, 2004, upon the completion of the Purchase Agreement described in a. above, the Company granted the Company's CEO 650,000 options ("the Options"), which may be exercised to purchase up to
          650,000 Ordinary shares of the Company, at an exercise price of $ 4.25 per share. The Options vest over four years commencing January 1, 2004 and expire 10 years from the date of the grant. The market price of the Company's shares on the date of grant was $ 5.85. Accordingly, the
          Company recorded compensation expenses of $ 303 and $ 142 in 2005 and
          2006, respectively, using the acceleration method according to FIN 28,
          "Accounting for Stock Appreciation Rights and Other Variable Stock
          Option or Award Plans an interpretation of APB Opinions No. 15 and 25"
          ("FIN 28"). This expense was presented under general and
          administrative expenses.

          The option agreement contains a provision providing for a reduction to the exercise price of the options in the event of a dividend distribution in amount equal to dividends paid per share. This provision applies to options which, at the time of the dividend distribution, could not be exercised, whether due to the fact that the options are not vested or due to the terms of Section 102 of the
          Israel Income Tax Ordinance. The Company's Shareholders approved in the third quarter of 2007, an amendment to the Option Agreement so that the adjustment to the exercise price due to dividends would apply until October 22, 2008, to all 650,000 options, whether or not the options are exercisable at the time a dividend distribution is made, for dividends paid by the Company until October 22, 2008. This approval had retroactive effect from October 2006. As a result of this amendment, the Company recorded additional compensation expense in its financial statements of 2007 in the amount of $ 262,000.

          On August 9, 2005, the Company granted to one of its officers 40,000 options, at an exercise price of $ 5.8 per share, to be vested over four years. The market price of the Company's shares on the date of grant was $ 6.23.

          Except for these options, all other options are granted with an exercise price equal to the market value at the date of grant. The weighted average fair values of the options granted during 2005 and
          2006 were $ 2.2 and $ 3.7, respectively. No options were granted during 2007.

          As of December 31, 2007, 441,175 options were available for future grants under the aforementioned plan.

                                     F - 31

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 10:- SHAREHOLDERS' EQUITY (CONT.)

     c.   Stock options (cont.):

          A summary of the Company's share option activity under the plan is as follows:

                                                   YEAR ENDED DECEMBER 31,
                           ---------------------------------------------------------------------------
                                     2007                    2006                      2005
                           -----------------------  -----------------------   ------------------------
                                         WEIGHTED                 WEIGHTED                   WEIGHTED
                                          AVERAGE                 AVERAGE                     AVERAGE
                             NUMBER      EXERCISE     NUMBER      EXERCISE     NUMBER        EXERCISE
                           OF OPTIONS     PRICE     OF OPTIONS      PRICE     OF OPTIONS      PRICE
                           ----------   ----------  ----------   ----------   ----------    ----------

Options outstanding
   at beginning of
   year                     1,830,875   $     5.24   2,477,054   $     4.70    2,422,805    $     4.48
Changes during the
   year:
   Granted                          -   $        -      80,000   $    10.13      210,000    $     6.34
   Forfeited or
     canceled                (411,512)  $     5.03      (6,250)  $     3.50      (23,000)   $     4.16
   Exercised                  (22,333)  $     4.28    (719,929)  $     3.93     (132,751)   $     3.72
                           ----------               ----------                ----------

Options outstanding
   at end of year           1,397,030   $     5.09   1,830,875   $     5.24    2,477,054    $     4.70
                           ==========   ==========  ==========   ==========   ==========    ==========

Options exercisable
   at the end of the
   year                     1,232,030   $     4.79   1,417,542   $     5.02    1,911,388    $     4.70
                           ==========   ==========  ==========   ==========   ==========    ==========

          The following table summarizes significant ranges of outstanding and exercisable options as of December 31, 2007:

                            OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
                -------------------------------------------  ---------------------------------
                            WEIGHTED-
                            AVERAGE    WEIGHTED-                         WEIGHTED-
                           REMAINING    AVERAGE                           AVERAGE
 RANGE OF                 CONTRACTUAL   EXERCISE   AGGREGATE              EXERCISE    AGGREGATE
 EXERCISE       NUMBER OF     LIFE     PRICE PER   INTRINSIC NUMBER OF   PRICE PER   INTRINSIC
  PRICES         OPTIONS   (IN YEARS)    SHARE       VALUE    OPTIONS      SHARE       VALUE
----------      ---------  ---------- ----------  ---------  ---------   ----------  ---------
    $                                      $                                  $
----------                            ----------                         ----------

3.50-4.31         999,530        4.85       3.69  $   1,249    999,530         3.69  $   1,249
5.34-5.37         110,000        7.56       5.34          -     35,000         5.34          -
  7.14             60,000        7.83       7.14          -     30,000         7.14          -
8.13-8.52         128,500        1.34       8.25          -     98,500         8.25          -
 11.27             40,000        8.33      11.27          -     10,000        11.27          -
 15.00             59,000        2.46      15.00          -     59,000        15.00          -
                ---------                         ---------  ---------               ---------

                1,397,030        4.91       5.09  $   1,249  1,232,030         4.79  $   1,249
                =========  ========== ==========  =========  =========   ==========  =========

          The aggregate intrinsic value in the table above represents the total intrinsic value (i.e., the difference between the Company's closing stock price on the last trading day of the year of fiscal 2007 and the exercise price, times the number of shares) that would have been received by the option holders had all option holders exercised their options on December 31, 2007. This amount changes based on the fair market value of the Company's share. Total intrinsic value of options exercised is $ 116 for the year ended December 31, 2007. Total fair value of options vested is $ 576 for the year ended December 31, 2007.

          As of December 31, 2007, $ 262 of total unrecognized compensation cost related to stock options is expected to be recognized over an approximate weighted-average period of 0.9 year.

                                     F - 32

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 10:- SHAREHOLDERS' EQUITY (CONT.)

     d.   Dividend distribution:

          On August 8, 2006 and on November 7, 2006, the Company's Board of
          Directors declared a dividend of $ 5,000 each, payable to shareholders on record as of August 31, 2006 and as of November 30, 2006, respectively, out of earnings that are not attributable to an
          "Approved Enterprise" (see Note 13d). The dividends were paid on
          September 14, 2006 and on December 14, 2006, respectively. The dividend distributed from income attributable to sources other than the "Approved Enterprise" programs.

NOTE 11:- SUPPLEMENTARY INFORMATION TO STATEMENTS OF OPERATIONS

     a.   Cost of sales:

                                                            YEAR ENDED DECEMBER 31,
                                                  ------------------------------------------
                                                    2007             2006            2005
                                                  ---------        ---------       ---------

Materials                                         $  75,694        $  76,031       $  74,568
Salaries and related expenses                        24,778           23,310          26,414
Subcontracting costs                                 16,254           18,785          11,337
Other production costs                               18,866           17,971          17,730
Depreciation                                          7,944            7,934           8,751
Decrease (increase) in work-in progress and
  finished products                                  (4,389)           1,113           2,821
                                                  ---------        ---------       ---------

                                                  $ 139,147        $ 145,144       $ 141,621
                                                  =========        =========       =========

     b.   Financial expenses, net:

                                                            YEAR ENDED DECEMBER 31,
                                                     -------------------------------------
                                                       2007           2006          2005
                                                     -------        -------        -------

Income:
   Interest income on bank deposits and others       $(1,297)       $  (837)       $     -
   Exchange rate differences, net                          -              -         (1,057)
   Profit from forward exchange transactions            (157)          (365)             -
   Gain related to sale of marketable
     securities                                         (135)           (37)             -
                                                     -------        -------        -------

Total income                                          (1,589)        (1,239)        (1,057)
                                                     -------        -------        -------
Expenses:
   Interest on long-term loans                         1,574          2,245          2,777
   Interest on short-term loans                          183             42            533
   Interest on tax assessment                              -              -            300
   Exchange rate differences, net                        593            538              -
   Bank expenses and other, net                          528            326            491
   Loss from forward exchange transactions                 -              -            145
                                                     -------        -------        -------

Total expenses                                         2,878          3,151          4,246
                                                     -------        -------        -------

Financial expenses, net                              $ 1,289        $ 1,912        $ 3,189
                                                     =======        =======        =======

                                     F - 33

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 12:- DEFERRED TAX LIABILITIES

                                         DECEMBER 31
                                    ---------------------
                                     2007           2006
                                    -------       -------

Deferred taxes (see note 13h)       $12,247       $12,163
Tax liability                           150           150
                                    -------       -------

                                    $12,397       $12,313
                                    =======       =======

NOTE 13:- TAXES ON INCOME

     a.   The Company adopted the provisions of FASB Interpretation No. 48,
          Accounting for Uncertainty in Income Taxes, on January 1, 2007. As a
          result of the implementation of Interpretation 48, the Company recognized approximately a $ 557 decrease in unrecognized tax benefits, which was accounted for as decrease to the January 1, 2007 balance of accumulated deficit.

          In accordance with the Company's accounting policy, after adoption of
          FIN 48, interest expense and potential penalties related to income taxes are included in the tax expense line of the Company's condensed consolidated statements of operations.

          As of December 31, 2007 and 2006 the Company had accrued interest liability related to uncertain tax positions in the amounts of $ 96 and $ 0, respectively, which is included within income tax accrual on the balance sheet.

          The Company and its subsidiaries file income tax returns in the U.S.
          federal jurisdiction, and various states in the U.S. and Israel jurisdiction. Tefron Ltd., Hi-Tex and Macro (the Israeli Companies)
          may be subject to examination by the Israel tax authorities for fiscal years 2001 through 2006. Tefron USA (the U.S. subsidiary) may be subject to examination by the U.S. Internal Revenue Service ("IRS").
          El-Masira files income tax returns to the tax authorities in Jordan.

          The Company believes that it has adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement.
          The final tax outcome of our tax audits could be different from that which is reflected in the Company's income tax provisions and accruals. Such differences could have a material effect on the
          Company's income tax provision and net income in the period in which such determination is made.

     b.   Reduction in corporate tax rate:

          On July 25, 2005, the Knesset (Israeli Parliament) passed the Law for the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among others, a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2007 - 29%, in 2008 - 27%, in
          2009 - 26% and in 2010 and thereafter - 25%.

     c.   Applicable tax laws:

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

                                     F - 34

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 13:- TAXES ON INCOME (CONT.)

     d.   Tax benefits under the Law for the Encouragement of Capital
          Investments, 1959 ("the Law"):

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

                                     F - 35

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 13:- TAXES ON INCOME (CONT.)

     d.   Tax benefits under the Law for the Encouragement of Capital
          Investments, 1959 ("the Law") (cont.):

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
          Therefore, the Israeli companies with Approved Enterprise status will generally not be subject to the provisions of the Amendment. As a result of the amendment, tax-exempt income generated under the provisions of the new law, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income. As of
          December 31, 2007, the Company did not generate income subject to the provision of the new law.

     e.   Taxes on income (tax benefit) included in the statements of operations:

                                            YEAR ENDED DECEMBER 31,
                                      ------------------------------------
                                       2007           2006          2005
                                      -------        -------       -------

Current taxes                         $     -        $ 3,583       $   422
Deferred taxes                            (86)         2,128         3,666
Taxes in respect of prior years            66              -           209
                                      -------        -------       -------

                                      $   (20)       $ 5,711       $ 4,297
                                      =======        =======       =======

Domestic                              $    10        $ 5,603       $ 4,190
Foreign                                   (30)           108           107
                                      -------        -------       -------

                                      $   (20)       $ 5,711       $ 4,297
                                      =======        =======       =======

                                     F - 36

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 13:- TAXES ON INCOME (CONT.)

     f.   Effective tax:

          Reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the
          Company and the actual tax expense as reported in the statement of operations is as follows:

                                                                YEAR ENDED DECEMBER 31,
                                                      ------------------------------------------
                                                        2007             2006             2005
                                                      --------         --------         --------

Income before taxes, as reported in the
  consolidated statements of income                   $    463         $ 23,971         $ 12,947
                                                      ========         ========         ========

Statutory tax rate                                          29%              31%              34%
                                                      ========         ========         ========

Taxes calculated at the Israeli statutory tax
  rate                                                $    134         $  7,431         $  4,402
Decrease in taxes resulting from "Approved
  Enterprise" benefits                                       -           (1,581)          (1,297)
Deferred taxes on losses and temporary
  differences for which valuation allowance was
  provided                                                   -                -              736
Nondeductible expenses                                     105              124              181
Taxes in respect of prior years                            (66)            (125)             209
Other                                                     (193)            (138)              66
                                                      --------         --------         --------

Actual tax expenses                                   $    (20)        $  5,711         $  4,297
                                                      ========         ========         ========

     g.   Income (loss) before taxes on income is comprised as follows:

                      YEAR ENDED DECEMBER 31,
              ---------------------------------------
                2007           2006            2005
              --------       --------        --------

Israel        $    230       $ 24,243        $ 14,410
Foreign            233           (272)         (1,463)
              --------       --------        --------

Total         $    463       $ 23,971        $ 12,947
              ========       ========        ========

                                     F - 37

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 13:- TAXES ON INCOME (CONT.)

     h.   Deferred taxes:

          Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                 DECEMBER 31,
                                                          ------------------------
                                                            2007            2006
                                                          --------        --------
Asset (liability) in respect of:
  Property, plant and equipment                           $(12,895)       $(12,799)
  Allowances and provisions                                    743             887
  Net operating loss carry-forward                             369             208
  Tefron USA deferred taxes                                  4,579           4,819
                                                          --------        --------

Deferred tax liability before valuation allowance           (7,204)         (6,885)
Valuation allowance                                         (4,579)         (4,819)
                                                          --------        --------

Net deferred tax liability                                $(11,783)       $(11,704)
                                                          ========        ========

Presented in balance sheet:
  Long-term liability                                     $(12,247)       $(12,163)
  Short-term assets                                            464             459
                                                          --------        --------

Net deferred tax liability                                $(11,783)       $(11,704)
                                                          ========        ========

Domestic                                                  $(11,783)       $(11,704)
Foreign                                                          -               -
                                                          --------        --------

Net deferred tax                                          $(11,783)       $(11,704)
                                                          ========        ========

          (1)  The deferred taxes are computed based on enacted tax rates expected to apply at the time of reversal (average rate of 25.7
               %).

          In assessing the realization of deferred tax assets, management considers whether it is more likely than not that the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized.

          The Israeli subsidiaries have available carryfoward tax loss of $369 to offset against future tax profits.

          The subsidiary in the U.S. has provided valuation allowances in respect of deferred tax assets resulting from net operating loss carry-forwards. The net change in the valuation allowance was $(240).

     i.   Final tax assessments:

          The Company and Hi-Tex, one of the Company's Israeli subsidiaries, received final tax assessments through 2001.

                                     F - 38

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 14:- EARNINGS (LOSS) PER SHARE

     The following table sets forth the computation of basic and diluted net earnings (losses) per share ("EPS"):

                                                                         YEAR ENDED DECEMBER 31,
                                                        ----------------------------------------------------------
                                                              2007                  2006                 2005
                                                        ---------------       ---------------       --------------

Income  from continuing operations                      $           483       $        18,260       $        8,650
                                                        ===============       ===============       ==============
Income (loss) from discontinued operations                            -                   120               (5,357)
                                                        ---------------       ---------------       --------------

Net income                                              $           483       $        18,380       $        3,293
                                                        ===============       ===============       ==============

Weighted average Ordinary shares outstanding -
   Basic EPS                                            $    21,188,161       $    20,210,722       $   17,719,275

Dilutive effect:
Employee and directors stock options                            441,963               543,844              823,343
                                                        ---------------       ---------------       --------------

Weighted average Ordinary shares outstanding -
   Diluted EPS                                               21,630,124            20,754,566           18,542,618
                                                        ===============       ===============       ==============

Basic and diluted net earnings per share from
   continuing operations:
Basic net earnings per share                            $          0.02       $          0.90       $         0.49
                                                        ===============       ===============       ==============
Diluted net earnings per share                          $          0.02       $          0.88       $         0.47
                                                        ===============       ===============       ==============

Basic and diluted net earnings (losses) per share
   from discontinued operations:
Basic net earnings (losses) per share                       $         -       $          0.01       $        (0.30)
                                                        ===============       ===============       ==============
Diluted net earnings (losses) per share                     $         -       $          0.01       $        (0.29)
                                                        ===============       ===============       ==============

Basic and diluted net earnings per share:
Basic net earnings per share                            $          0.02       $          0.91       $         0.19
                                                        ===============       ===============       ==============
Diluted net earnings per share                          $          0.02       $          0.89       $         0.18
                                                        ===============       ===============       ==============

     The total weighted average number of outstanding options excluded from the calculation of diluted earnings per share, since they would have an anti-dilutive effect, was 169,000 and 227,500 for the year ended December
     31, 2006 and 2007, respectively.

                                     F - 39

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 15:- SEGMENT REPORTING

     a.   General information:

          The Company has two production lines: knitted apparel ("Cut & Sew")
          and seamless apparel ("Seamless"). Unlike the Cut & Sew process, the
          Seamless process includes the utilization of a single machine that transforms yarn directly into a nearly complete garment.

          The Company has two reportable segments:

          -    Intimate apparel and active wear manufactured using the Seamless process.

          -    Intimate apparel, active wear and swim wear manufactured using the Cut & Sew process, mainly performed in Israel and Jordan and through the purchase of finished products in China and Cambodia.

          The accounting policies of the reportable segments are the same as those described in Note 2. Selling and marketing, general and administrative expenses are allocated according to management's assessment. Management evaluates performance based upon operating income (loss) before interest and income taxes.

     b.   Reportable segments:

                                              YEAR ENDED DECEMBER 31, 2007
                                       ------------------------------------------
                                        CUT & SEW         SEAMLESS     CONSOLIDATED
                                       ----------       -----------       -------

Sales to unaffiliated customers        $   77,020       $    81,594       $158,614
                                       ==========       ===========       ========

Operating income (loss)                $    2,269       $      (517)      $  1,752
                                       ==========       ===========
Financial expenses, net                                                      1,289
                                                                          --------

Income before taxes on income                                             $    463
                                                                          ========

Depreciation and amortization          $    1,848       $     6,719       $  8,567
                                       ==========       ===========       ========

Identifiable and total assets at
  December 31, 2007                    $   43,470       $    92,931       $136,401
                                       ==========       ===========

Corporate assets                                                            26,091
                                                                          --------

Total assets                                                              $162,492
                                                                          ========

                                     F - 40

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 15:- SEGMENT REPORTING (CONT.)

     b.   Reportable segments (cont.):

                                                            YEAR ENDED DECEMBER 31, 2006
                                                   ----------------------------------------------
                                                    CUT & SEW         SEAMLESS        CONSOLIDATED
                                                   -----------      -----------       -----------

Sales to unaffiliated customers                    $    85,951      $   102,153       $   188,104
                                                   ===========      ===========       ===========

Operating income                                   $     9,517      $    16,366       $    25,883
                                                   ===========      ===========
Financial expenses, net                                                                     1,912
                                                                                      -----------

Income before taxes on income                                                         $    23,971
                                                                                      ===========

Depreciation and amortization                      $     2,170      $     6,549       $     8,719
                                                   ===========      ===========       ===========

Identifiable and total assets at
  December 31, 2006                                $    33,986      $   102,667       $   136,653
                                                   ===========      ===========
Assets attributed to discontinued operations                                                    -
Corporate assets                                                                           28,003
                                                                                      -----------

Total assets                                                                          $   164,656
                                                                                      ===========

                                                           YEAR ENDED DECEMBER 31, 2005
                                                   -------------------------------------------
                                                   CUT & SEW         SEAMLESS       CONSOLIDATED
                                                   ----------       -----------       --------

Sales to unaffiliated customers                    $   61,454       $   109,882       $171,336
                                                   ==========       ===========       ========

Operating income                                   $    2,877       $    13,259       $ 16,136
                                                   ==========       ===========
Financial expenses, net                                                                  3,189
                                                                                      --------

Income before taxes on income                                                         $ 12,947
                                                                                      ========

Depreciation and amortization                      $    3,082       $     6,604       $  9,686
                                                   ==========       ===========       ========

Identifiable and total assets at
  December 31, 2005                                $   37,697       $    95,522       $133,219
                                                   ==========       ===========
Assets attributed to discontinued operations                                            40,053
Corporate assets                                                                        13,242
                                                                                      --------

Total assets                                                                          $186,514
                                                                                      ========

                                     F - 41

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 15:- SEGMENT REPORTING (CONT.)

     c.   The Company's sales by geographic area are as follows:

                            YEAR ENDED DECEMBER 31,
                    --------------------------------------
                      2007           2006           2005
                    --------       --------       --------

North America       $132,521       $145,205       $153,984
Europe                18,314         34,050         11,074
Israel                 4,374          4,906          3,865
Other                  3,405          3,943          2,413
                    --------       --------       --------

                    $158,614       $188,104       $171,336
                    ========       ========       ========

     d.   Sales to major customers:

          YEAR ENDED DECEMBER 31,
        --------------------------
        2007       2006       2005
        ----       ----       ----
                     %
        --------------------------

A       39.1       38.6       40.3
B       23.6       28.8       25.8
C       11.4       10.0       10.8
        ----       ----       ----

        74.1       77.4       76.9
        ====       ====       ====

          As of December 31, 2006 and 2007, major customer's balances were $
          18,575 and $ 17,103, respectively.

     e.   The Company's long-lived assets by geographic area are as follows:

                           DECEMBER 31,
                      ---------------------
                       2007          2006
                      -------       -------

Israel                $67,037       $70,337
North America           4,797         5,310
Other countries         2,957         1,439
                      -------       -------

                      $74,791       $77,086
                      =======       =======

     f.   Revenues are generated by the following product lines:

                              YEAR ENDED DECEMBER 31,
                       --------------------------------------
                         2007           2006           2005
                       --------       --------       --------

Intimate apparel       $ 89,877       $100,890       $101,625
Active wear              42,047         59,406         51,961
Swimwear                 26,690         27,808         17,750
                       --------       --------       --------

                       $158,614       $188,104       $171,336
                       ========       ========       ========

                                     F - 42

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 16:- RELATED PARTIES

     Transactions with related parties (shareholders and companies controlled by shareholders):

                                                              YEAR ENDED DECEMBER 31,
                                                        ------------------------------------
                                                          2007         2006           2005
                                                        -------       -------        -------

Sales to related parties (1)                            $     -       $    12        $    24
                                                        =======       =======        =======

Cost of sales (2) (3)                                   $(1,198)      $(2,574)       $(2,832)
                                                        =======       =======        =======

Selling and marketing, general and administrative
  expenses (2)                                          $  (190)      $  (240)       $  (387)
                                                        =======       =======        =======

     (1)  Related parties trade receivables in 2006 and 2007 were $ 10 and $ 3, respectively.

     (2)  Related parties trade payables in 2006 and 2007 were $ 43 and $ 43, respectively.

     (3)  Including primarily rental payments to a company controlled by shareholders until April 17, 2007.

                                     F - 43

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

                                     F - 44

                                   SIGNATURES

     The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                         TEFRON LTD.

                                         By: /s/ Yosef Shiran
                                         -----------------------
                                         Yosef Shiran
                                         Chief Executive Officer

                                         By: /s/ Asaf Alperovitz
                                         -----------------------
                                         Asaf Alperovitz
                                         Chief Financial Officer

March 27, 2008

                                  EXHIBIT INDEX

1.1.           Memorandum of Association of the Company (incorporated by
               reference to Exhibit 3.1 to the Company's Registration Statement
               on Form F-1 (No. 333-7538) filed on August 29, 1997).

1.2.           Amended and Restated Articles of Association of the Company
               (incorporated by reference to Exhibit 2.1 to the Company's Annual
               Report on Form 20-F for the fiscal year ended December 31, 2006)

1.3.           Amendment to Amended and Restated Articles of Association.

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

4.1            Management and Services Agreement, effective as of July 30, 2003, between the Company, Yosef Shiran and Shiran & Partners -
               Consulting, Entrepreneurship, and Financing (incorporated by reference to Exhibit 4.4 to the Company's Annual Report on Form
               20-F for the fiscal year ended December 31, 2003).

4.2            Letter, dated March 28, 2007, from General Counsel of Company to
               Mr. Yosef Shiran re: amendments to Management and Services
               Agreement (incorporated  by reference to Exhibit 4.4 to the
               Company's  Annual Report on Form 20-F for the fiscal year ended
               December 31, 2006).

4.3            Lease Agreement dated as of August 12, 1997, between the Company and New Net Assets (1994) Ltd. and an Assignment Agreement dated as of December 25, 1998 between the Company and Hi-Tex Founded by
               Tefron Ltd. The Company and/or its subsidiary, Hi-Tex Founded by
               Tefron Ltd., have entered in to similar lease agreements with New
               Net Assets (1994) Ltd. (incorporated by reference to Exhibit 4.5 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2001).

4.4            Membership Interest Redemption Agreement, dated April 26, 2006, by and between AlbaHealth, LLC and Tefron USA, Inc. (incorporated by  reference  to Exhibit 4.6 to the  Company's  Annual  Report on Form 20-F for the fiscal year ended December 31, 2006).

4.5            Subordination Agreement, dated April 26, 2006, by Tefron USA,
               Inc. in favor of Suntrust Bank, in its capacity as administrative agent for the lenders from time to time party to the Senior
               Credit Agreement. (incorporated  by  reference  to Exhibit 4.7 to the  Company's  Annual  Report on Form 20-F for the fiscal year ended December 31, 2006)

4.6            Unsecured Subordinated Promissory Note in the principal amount of
               US $3 million, dated April 26, 2006, by AlbaHealth LLC. in favor of Tefron USA, Inc. (incorporated  by  reference  to Exhibit 4.8 to the  Company's  Annual  Report on Form 20-F for the fiscal year ended December 31, 2006)

4.7            Share Purchase Agreement dated February 17, 2004, by and between the Company and Norfet Limited Partnership, including related
               Registration Rights Agreement attached as a schedule
               (incorporated by reference to Exhibit 4.9 to the Company's Annual
               Report on Form 20-F for the fiscal year ended December 31, 2003).

4.8            Amendment to Purchase Agreement, dated March 31, 2005, by and between the Company and Norfet Limited Partnership (incorporated by reference to Exhibit 4.11 to the Company's Annual Report on
               Form 20-F for the fiscal year ended December 31, 2004).

4.9            Share Purchase Agreement, made as of March 3, 2004, by and between Tefron and Leber Partners, L.P, including related
               Registration Rights Agreement attached as a schedule
               (incorporated by reference to Exhibit 4.10 to the Company's
               Annual Report on Form 20-F for the fiscal year ended December 31,
               2003).

4.10           Agreement, dated as of July 5, 2006, between Macpell Industries
               Ltd. and the Company regarding the lease of properties
               (incorporated  by  reference to Exhibit 4.15 to the  Company's
               Annual  Report on Form 20-F for the fiscal year ended December
               31, 2006).

4.11           Joint Venture Agreement, dated as of May 8, 2006, by and between the Company, Langsha Knitting Co. Ltd. and Itochu Textile
               Materials (Asia) Ltd. (incorporated  by  reference to Exhibit
               4.16 to the  Company's  Annual  Report on Form 20-F for the
               fiscal year ended December 31, 2006)

8.1            List of subsidiaries of the Company. (incorporated  by  reference to Exhibit 8.1 to the  Company's  Annual  Report on Form 20-F for
               the fiscal year ended December 31, 2006)

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