Form 20-F
period 2008-12-31
TEFRON LTD
filed 2009-06-30
CIK 1044863

      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 30, 2009

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
     ACT OF 1934

     For the fiscal year ended December 31, 2008

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

                                   Eran Rotem
                             Chief Financial Officer
                   Industrial Center Teradyon, P.O. Box 1365,
                              Misgav 20179, Israel
                               Tel: 972-4-990-0881
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
ORDINARY SHARES,                       OVER-THE-COUNTER BULLETIN BOARD
NIS 10.0 PAR VALUE PER SHARE

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

             2,120,299 ORDINARY SHARES, NIS 10.0 PAR VALUE PER SHARE

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

U.S. GAAP  [_]

INTERNATIONAL FINANCING REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL
ACCOUNTING STANDARDS BOARD [X]

OTHER  [_]

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

                              ITEM 17  [_]   ITEM 18  [_]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                                  YES  [_]   NO [X]

                                       ii

                                TABLE OF CONTENTS

                                                                                 Page

PART I                                                                             3

ITEM 1.         IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS              3
ITEM 2.         OFFER STATISTICS AND EXPECTED TIMETABLE                            3
ITEM 3.         KEY INFORMATION                                                    3
    A.          Selected Financial Data                                            3
    B.          Capitalization and Indebtedness                                    5
    C.          Reasons for the Offer and Use of Proceeds                          5
    D.          Risk Factors                                                       6
ITEM 4.         INFORMATION ON THE COMPANY                                        19
    A.          History and Development of the Company                            19
    B.          Business Overview                                                 21
    C.          Organizational Structure                                          31
    D.          Property, Plants and Equipment                                    32
ITEM 4A         UNRESOLVED STAFF COMMENTS                                         33
ITEM 5.         OPERATING AND FINANCIAL REVIEW AND PROSPECTS                      33
ITEM 6.         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                        47
    A.          Directors and Senior Management                                   47
    B.          Compensation                                                      50
    C.          Board Practices                                                   54
    D.          Employees                                                         56
    E.          Share Ownership                                                   57
ITEM 7.         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS                 61
    A.          Major Shareholders                                                61
    B.          Related Party Transactions                                        62
    C.          Interests of Experts and Counsel                                  63
ITEM 8.         FINANCIAL INFORMATION                                             63
ITEM 9.         THE OFFER AND LISTING                                             63
    A.          Offer and Listing Details                                         63
    B.          Plan of Distribution                                              65
    C.          Markets                                                           65
    D.          Selling Shareholders                                              65
    E.          Dilution                                                          65
    F.          Expenses of the Issue                                             66
ITEM 10.        ADDITIONAL INFORMATION                                            66
    A.          Share Capital                                                     66
    B.          Memorandum and Articles of Association                            66
    C.          Material Contracts                                                68
    D.          Exchange Controls                                                 73
    E.          Taxation                                                          73
    F.          Dividends and Payment Agents                                      77
    G.          Statements by Experts                                             77
    H.          Documents on Display                                              77
    I.          Subsidiary Information                                            77
ITEM 11.        QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK        78
ITEM 12.        DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES            79

                                       iii

PART II                                                                           79

ITEM 13.        DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES                   79
ITEM 14.        MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
                USE OF PROCEEDS                                                   79
ITEM 15T.       CONTROLS AND PROCEDURES                                           80
ITEM 16.        [RESERVED]                                                        81
ITEM 16A.       AUDIT COMMITTEE FINANCIAL EXPERT                                  81
ITEM 16B.       CODE OF ETHICS                                                    81
ITEM 16C.       ACCOUNTANTS' FEES AND SERVICES                                    81
ITEM 16D.       EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES        82
ITEM 16E.       PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
                PURCHASERS                                                        82
ITEM 16F.       CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT                     82
ITEM 16G.       CORPORATE GOVERNANCE                                              82

PART III                                                                          83

ITEM 17.        FINANCIAL STATEMENTS                                              83
ITEM 18.        FINANCIAL STATEMENTS                                              83
ITEM 19.        EXHIBITS                                                          84

                                       iv

                                  INTRODUCTION

     As used in this Annual Report on Form 20-F, references to "we", "our",
"us", "Tefron" or the "Company" are references to Tefron Ltd., a company organized under the laws of the State of Israel, and its wholly-owned subsidiaries, unless indicated otherwise.

     All share and per share information in this Annual Report has been adjusted to give retroactive effect to a ten-for-one reverse split of our ordinary shares that became effective on January 22, 2009.

     Our 2008 consolidated financial statements have been prepared in United
States dollars and in accordance with International Financial Reporting
Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. See Note 2 of the Notes to our Consolidated Financial Statements. These
are the Company's first consolidated financial statements that were prepared in accordance with IFRS as issued by the IASB and IFRS 1, "First Time Adoption of
International Financial Reporting Standards". Our previous consolidated financial statements were prepared in accordance with Generally Accepted
Accounting Principles in the United States ("U.S. GAAP"). The influence of the transition to IFRS (from financial statements prepared in accordance with U.S.
GAAP) on the Company's financial statements as of December 31, 2007 and as of
January 1, 2007 (the transition date to IFRS), is detailed in note 25 to our consolidated annual financial statements included in this annual report. All references in this Annual Report to "U.S. dollars," "dollars" or "$" are to
United States dollars and all references in this Annual Report to "NIS" or
"shekels" are to New Israeli Shekels. Unless otherwise indicated, and when no date is specified, NIS amounts have been translated into U.S. dollars at NIS
3.802 to $1.00, the representative rate of exchange published by the Bank of
Israel, the Israeli central bank, for December 31, 2008. The representative exchange rate between the NIS and the dollar as published by the Bank of Israel for June 15, 2009 was NIS 3.965 to $1.00.

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

     o    the liquidity challenges that we face;

     o    our dependence on a small number of principal customers and on their continued purchase of our products in the same volumes or on the same terms and their ability to meet their payment obligations to us;

     o    the effect of the worldwide recession on our target markets and the cyclical nature of the clothing retail industry and the ongoing changes in fashion preferences;

     o    our failure to generate sufficient cash from our operations to pay our debt and our failure to meet our financial covenants in our bank loan agreements;

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

     o    fluctuations in inflation and currency exchange rates;

     o    cost increase in the purchase of finish products or production services;

     o    the limitations and restrictions imposed by our substantial debt obligations;

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

     o    our dependence on subcontractors in connection with our manufacturing process, in particular the sewing, dyeing and finishing process;

     o    the fluctuating costs of raw materials; and

     o    dependence on our suppliers for our machinery and the maintenance of our machinery.

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

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not Applicable.

ITEM 3. KEY INFORMATION

3A. SELECTED FINANCIAL DATA

PRESENTATION OF FINANCIAL AND SHARE INFORMATION

     We prepared our consolidated financial statements in accordance with
International Financial Reporting Standards ("IFRS") as issued by the
International Accounting Standards Board ("IASB"). These are the Company's first consolidated financial statements that were prepared in accordance with IFRS as issued by the IASB and IFRS 1, "First Time Adoption of International Financial
Reporting Standards". Our previous consolidated financial statements were prepared in accordance with U.S. GAAP. The influence of the transition to IFRS
(from financial statements prepared in accordance with U.S. GAAP) on the
Company's financial statements for the year ended December 31, 2007 and on its results of operations for that year is detailed in note 25 to our consolidated annual financial statements included in this annual report.

     The following selected financial data as of December 31, 2007 and 2008 and for each of the two years ended December 31, 2007 and 2008 have been derived from, and should be read in conjunction with, our audited consolidated financial statements and notes thereto prepared in accordance with IFRS and do not include consolidated financial data in accordance with U.S. GAAP. appearing elsewhere in this Annual Report. The selected financial data as of December 31, 2004, 2005 and 2006 and for each of the three years ended December 31, 2004, 2005 and 2006 have been derived from our audited financial statements prepared in accordance with U.S. GAAP not included in this Annual Report. All share and per share information has been adjusted to give retroactive effect to a ten-for-one reverse split of our ordinary shares that became effective on January 22, 2009.

     We sold our ownership interest in AlbaHealth in April 2006. Accordingly, the financial statements of AlbaHealth are accounted for as discontinued
operations, and the financial results and information described below do not include the financial results of AlbaHealth. We ceased to consolidate the financial statements of AlbaHealth commencing April 27, 2006.

                                             FOR THE YEAR ENDED DECEMBER 31
                                               ------------------------
                                                 2007            2008
                                               --------        --------
                                               U.S. dollars in thousands
                                                (except per share data)
                                               ------------------------

STATEMENT OF INCOME DATA:
IN ACCORDANCE WITH IFRS

Sales                                          $158,614        $173,829
Cost of sales                                   139,145         167,557
                                               --------        --------

Gross profit                                     19,469           6,272

Selling and marketing expenses                   12,443          16,959
General and administrative expenses               5,190           6,406
Impairment of property, plant and equipment           -           2,135
                                               --------        --------
Operating income (loss)                           1,836         (19,228)
Financial expenses, net                           1,289           3,028
                                               --------        --------

Income (loss) before taxes on income                547         (22,256)
Tax benefit                                          35           4,677
                                               --------        --------
Net income (loss)                              $    582        $(17,579)
                                               ========        ========

Basic and diluted net earnings (losses)
per share                                           0.2            (8.3)
                                               ========        ========

Weighted average number of shares used for
     computing basic earnings (losses) per
     share                                    2,118,816       2,120,299
                                               ========        ========
Weighted average number of shares used for
     computing diluted earnings (losses)
     per share                                2,118,816       2,120,299
                                               ========        ========

                                                             FOR THE YEAR ENDED DECEMBER 31
                                                  ---------------------------------------------------
                                                      2004                2005                2006
                                                  -----------         -----------         -----------
                                                                U.S. dollars in thousands
                                                                 (except per share data)

STATEMENT OF INCOME DATA:
IN ACCORDANCE WITH U.S. GAAP

Sales                                             $   148,620         $   171,336         $   188,104
Cost of sales                                         136,424             141,621             145,144
                                                  -----------         -----------         -----------

Gross profit                                           12,196              29,715              42,960
Selling and marketing expenses                         11,309               8,984              11,573
General and administrative expenses                     5,603               4,595               5,504
                                                  -----------         -----------         -----------

Operating income (loss)                                (4,716)             16,136              25,883
Financing expenses, net                                 3,888               3,189               1,912
                                                  -----------         -----------         -----------

Income (loss) before taxes on income                   (8,604)             12,947              23,971
Tax benefit                                                83               4,297               5,711
                                                  -----------         -----------         -----------
 Income (loss) from continuing operations              (8,687)              8,650              18,260
Income (loss) from discontinued operations              1,822              (5,357)                120
                                                  -----------         -----------         -----------
Net income (loss)                                 $    (6,865)        $     3,293         $    18,380
                                                  ===========         ===========         ===========

Basic and diluted net earnings (losses)
     per share from continuing operations:

Basic net earnings (losses) per share                    (5.6)                4.9                 9.0
                                                  -----------         -----------         -----------
Diluted net earnings (losses) per share                  (5.6)                4.7                 8.8
                                                  -----------         -----------         -----------
Basic and diluted net earnings (losses)
     per share from discontinued
     operations:
Basic net earnings (losses) per share                     1.2                (3.0)                0.1
                                                  -----------         -----------         -----------
Diluted net earnings (losses) per share                   1.2                (2.9)                0.1
                                                  -----------         -----------         -----------
Basic and diluted net earnings (losses)
     per share:
Basic net earnings (losses) per share                    (4.4)                1.9                 9.1
                                                  ===========         ===========         ===========
Diluted net earnings (losses) per share                  (4.4)                1.8                 8.9
                                                  ===========         ===========         ===========
Weighted average number of shares used for
     computing basic earnings (losses) per
     share                                          1,560,390           1,771,927           2,021,072
                                                  ===========         ===========         ===========
Weighted average number of shares used for
     computing diluted earnings (losses)
     per share                                      1,560,390           1,854,262           2,075,457
                                                  ===========         ===========         ===========

                                      AS OF DECEMBER 31,
                                  ------------------------
                                    2007            2008 *
                                  --------        --------
                                       (in thousands)
BALANCE SHEET DATA
IN ACCORDANCE WITH IFRS

Cash and cash equivalents         $  2,384        $  1,566
Working capital                     38,578           4,930
Total assets                       160,740         131,732
Total debt(1)                       19,322          24,809
Total equity                        89,380          63,745

Share Capital                        7,518           7,518

Additional paid in capital         106,864         107,104

--------------------------

                                                AS OF DECEMBER 31,
                                             ------------------------
                                      2004              2005             2006*
                                     ------             -----           ------
                                                 (in thousands)

BALANCE SHEET DATA
IN ACCORDANCE WITH US GAAP

Cash and cash equivalents         $   2,462         $   7,652        $   3,966

Working capital (deficit)            (8,524)            7,296           35,270

Total assets                        191,531           186,514          164,656

Total debt(1)                        66,507            56,621           25,270

Shareholders' equity                 46,744            54,685           82,230

Share Capital                         6,582             6,810            7,411

Additional paid-in capital           79,243            83,069          101,684

--------------------------

     (1) Total debt consists of total short-term bank credit and long-term loans from banks.

     * In 2006, dividends declared per share amounted to $4.851 (after giving effect to the ten-for-one reverse split). In 2008, dividends declared per share amounted to $3.77 (after giving effect to the ten-for-one reverse split). No dividends were declared in the years 2004, 2005 and 2007.

3B   CAPITALIZATION AND INDEBTEDNESS

     Not Applicable.

3C   REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not Applicable.

3D   RISK FACTORS

RISK FACTORS RELATING TO OUR BUSINESS

WE FACE LIQUIDITY CHALLENGES AND WILL NEED TO RAISE ADDITIONAL CAPITAL IN THE
NEAR FUTURE, WHICH MAY NOT BE AVAILABLE TO US.

     We face liquidity challenges. Current economic conditions have, among other things, led to a limitation in the amount of credit available to us, and in recent months we have been contending with limited credit after our banks reduced the credit lines at our disposal. We will need to raise additional funds in the near future in order to satisfy our working capital and capital expenditure requirements. Current economic conditions, including weakness and uncertainty in the capital and credit markets, are likely to limit our ability to access sources of funds.

     Although we intend to raise new capital from various resources, we may not be able to obtain additional funds on a timely basis, on acceptable terms or at all. Continued weakness and uncertainty in the capital and credit markets may limit our access to additional funds required to operate our business. This could force us to delay raising capital or bear an unattractive cost of capital, resulting in decreased profitability and significantly reducing our financial flexibility. In addition, if we cannot raise needed funds on acceptable terms, we may be required to delay, scale back or eliminate some aspects of our operations and we may not be able to:

     o    develop new products;

     o    maintain or enhance our existing products;

     o    remain current with evolving industry standards;

     o    maintain or expand our sales and marketing programs;

     o    take advantage of future opportunities; or

     o    respond to competitive pressures or unanticipated requirements.

WE DEPEND ON A SMALL NUMBER OF PRINCIPAL CUSTOMERS WHO HAVE IN THE PAST BOUGHT
OUR PRODUCTS IN LARGE VOLUMES. WE CANNOT ASSURE THAT THESE CUSTOMERS OR ANY
OTHER CUSTOMER WILL CONTINUE TO BUY OUR PRODUCTS IN THE SAME VOLUMES OR ON THE
SAME TERMS.

     Our sales to Victoria's Secret accounted for approximately 38.6% of our total sales in 2006, 39.1% of our total sales in 2007 and 32.7% of our total sales in 2008. Our sales to Nike accounted for approximately 28.8% of our total sales in 2006, 23.6% of our total sales in 2007 and 23.2% of our total sales in
2008. Our sales to Target, J.C. Penney, Swimwear Anywhere and The Gap accounted in the aggregate for approximately 21.4% of our total sales in 2006, 20.7% of our total sales in 2007 and 20.5% of our total sales in 2008. For comparison purposes, all data provided above excludes AlbaHealth, in which we sold our ownership in April, 2006.

     We do not have long-term purchase contracts with our customers, and our sales arrangements with our customers do not have minimum purchase requirements.
We cannot assure that Victoria's Secret, Nike, Target, J.C. Penney, Swimwear
Anywhere and The Gap or any other customer will continue to buy our products at all or in the same volumes or on the same terms as they have in the past. During the second quarter of 2009, we experienced a significant decrease in our sales, including in our sales to our two major customers, Nike and Victoria's Secret.
We do not currently expect sales in the third quarter of 2009 to these customers to increase from the second quarter, and we cannot assure that our sales to such customers will not continue to decrease in the third quarter.

     Failure of our customers, and particularly our major customers, to continue to buy our products in the same volumes and on the same terms as in the past may significantly reduce our sales and our earnings. In addition, we cannot assure that we will be able to attract new customers.

     A material decrease in the quantity of sales made to our principal customers, a material adverse change in the terms of such sales or a material adverse change in the financial condition of our principal customers could significantly reduce our sales and our earnings.

OUR PRINCIPAL CUSTOMERS ARE IN THE CLOTHING RETAIL INDUSTRY, WHICH IS SUBJECT TO
SUBSTANTIAL CYCLICAL VARIATIONS. CURRENT ECONOMIC CONDITIONS IN OUR TARGET
MARKETS ARE EXPECTED TO ADVERSELY AFFECT OUR SALES. OUR REVENUES WILL DECLINE
SIGNIFICANTLY IF OUR PRINCIPAL CUSTOMERS DO NOT CONTINUE TO BUY OUR PRODUCTS IN
LARGE VOLUMES OR IF ANY OF OUR PRINCIPAL CUSTOMERS FAILS TO SATISFY ITS PAYMENT
OBLIGATIONS TO US DUE TO AN ECONOMIC DOWNTURN OR FOR ANY OTHER REASON.

     Our customers are in the clothing retail industry, which is subject to substantial cyclical variations and is affected strongly by any downturn or slowdown in the general economy. The current global economic crisis and recession, and the current recession in the U.S. economy in particular, could have the effect of causing a significant reduction in consumption in our target markets, which could have a significant effect on our customers' sales and profitability. Consequently, our customers may have larger inventories of our products than expected, and they may reduce the size of their orders, change the payment terms, limit their purchases to a lower price range and try to change their purchase terms. These events could result in decreased purchase orders from us, which would significantly reduce our sales and profitability and result in losses.

     A worsening of the economic crisis, together with the credit shortage in our target markets, may lead to the postponement of payments by our customers and thus restrict our cash flow. Economic difficulties in our target markets can also jeopardize the businesses of our customers, and may limit our ability to collect payment from such customers after we have already delivered their orders. In addition, the current economic instability and uncertainty could affect the willingness of our customers to make capital spending and investment in our products, or their ability to obtain financing to purchase our products, any of which may have an adverse effect on our revenues. Our results of operations, financial condition, and cash flows could be materially adversely affected by a prolonged economic downturn.

     A significant part of our sales is made to a limited number of customers.
Our two largest customers accounted for 62.7% of our sales in 2007 and 55.9% of our sales in 2008, and our then six largest customers accounted for approximately 83.5% of our sales in 2007 and 76.4% of our sales in 2008. We generally do not require and do not receive collateral or guarantees from those customers for the orders we supply them. We maintain an allowance for doubtful debts based upon factors surrounding the credit risk of specific customers, historical trends and other information which our management believes adequately covers all anticipated losses in respect of trade receivables. There can be no assurance that this allowance will be adequate. In the event that any of our major customers fails to satisfy its payment obligations to us for any reason, this could significantly reduce our sales and our earnings and have a material adverse effect on our operating results.

     The economic situation has increased the level of risk that our partners -
customers, subcontractors, (including an important contractor in the area of dyeing) and suppliers - will become insolvent. If our suppliers and subcontractors encounter financial difficulties, we may be forced to find alternative suppliers and subcontractors with little advance warning. As a result, we may be unable to supply our products to our customers in a timely manner or be unable to deliver such products to our customers altogether.

WE REQUIRE A SIGNIFICANT AMOUNT OF CASH TO SATISFY OUR DEBT OBLIGATIONS. IF WE
FAIL TO GENERATE SUFFICIENT CASH FLOW FROM OPERATIONS, WE MAY NEED TO
RENEGOTIATE OR REFINANCE OUR DEBT, OBTAIN ADDITIONAL FINANCING, POSTPONE CAPITAL
EXPENDITURES OR SELL ASSETS. IF WE ARE NOT SUCCESSFUL IN ACCOMPLISHING ANY OF
THE FORGOING, THE LENDERS MAY DECLARE ALL AMOUNTS OWED TO THEM DUE AND PAYABLE.

     We depend mainly on our cash generated by operating activities to make payments on our debt. The cash generated by operating activities was approximately $27.8 million in 2006, $3.0 million in 2007 and we had a negative cash flow of $7.7 million in 2008. In 2008, we were unable to meet our financial covenant obligations on our loan from our bank lenders, and we had to obtain a waiver from all banks. We cannot assure that we will generate sufficient cash flow from operations to make the scheduled payments on our debt in the future.
We currently have repayment obligations on our long-term debt of approximately
$4.1 million per year and the balance of $15.5 million is due from 2009 until
2012. In addition, we had repayment obligations under our short-term bank credit and revolving credit facilities in the amount of approximately $9.3 million as of December 31, 2008. Our ability to meet our debt obligations will depend on whether we can successfully implement our strategy, as well as on economic, financial, competitive and technical factors. Some of the factors are beyond our control, such as economic conditions in the markets where we operate or intend to operate, changes in our customers' demand for our products, and pressure from existing and new competitors.

     If we cannot generate sufficient cash flow from operations to make scheduled payments on our debt obligations, we may need to renegotiate the terms of our debt, refinance our debt, obtain additional financing, delay planned capital and other expenditures or sell assets. Our ability to renegotiate the terms of our debt, refinance our debt or obtain additional financing will depend on, among other things:

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

OUR MARKETS ARE HIGHLY COMPETITIVE AND SOME OF OUR COMPETITORS HAVE NUMEROUS
ADVANTAGES OVER US; WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY.

     We compete directly with a number of manufacturers of intimate apparel, active-wear and swimwear, many of which have a lower cost-base than Tefron, longer operating histories, larger customer bases, greater geographical proximity to customers and significantly greater financial and marketing resources than we do. Increased competition, direct or indirect, could reduce our revenues and profitability through pricing pressure, loss of market share and other factors. We cannot assure that we will be able to compete successfully against existing or new competitors, as the market for our products evolves and the level of competition increases. Moreover, our competitors, especially those from the Far East, have established relationships with our customers, which has caused an erosion of prices of some of the products of our Cut & Sew Division, and we expect this will have a negative effect on our sales of Cut & Sew products. For example, in 2008, our largest intimate apparel customer transferred its sourcing of an old Cut & Sew cotton program to India. Current or future relationships between our existing and prospective competitors, especially from the Far East, and existing or potential customers could materially affect our ability to compete.

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
By reducing their production costs, our competitors may lower their selling prices. If we are forced to reduce our prices and we cannot reduce our production costs, it will cause a reduction in our profitability. Furthermore, if there is a weak retail market or a downturn in the general economy, competitors may be pressured to sell their inventory at substantially depressed prices. A surplus of intimate apparel at significantly reduced prices in the marketplace would significantly reduce our sales.

THE CANCELLATION OF IMPORT QUOTAS ON TEXTILE GOODS IS CAUSING A DECREASE IN THE
SALE PRICE OF SOME OF OUR PRODUCTS.

     Beginning January 1, 2005, the member countries in the World Trade
Organization removed a portion of the quotas on textile products. As a result, some of the textile products manufactured in a country that is a member of the
World Trade Organization are no longer subject to quota limitations. In 2006, some of the quotas were restored on textile products manufactured in China.

     These changes allow retailers, clothing companies and others to import unlimited quantities of textile products from member countries, including those member countries where manufacturing costs are low. As a result, textile and clothing prices worldwide, including our products, are facing pressures for price reductions, and price reductions are likely to continue. Should such price reductions accelerate beyond our ability to cut costs, our business and results of operations may be adversely impacted.

     The United States and the European Union adopted a policy with regard to products imported from China until the end of 2008 that limited the total number of items imported from China. Beginning on January 1, 2009, no quotas apply to imports from China to the United States and to the European Union, and this can have an impact on our activities that are related to the categories and quantities upon which the limitations were imposed. In particular we expect that the cancelation of the quotas will reduce prices of products imported from
China, which will likely cause a decrease in the sale prices of some of our products.

OUR EXPANSION INTO NEW PRODUCT LINES WITH COMPLICATED PRODUCTS AND DIFFERENT RAW
MATERIALS, AND FACING SHORTER PRODUCTION RUNS, REDUCED OUR OPERATING EFFICIENCY
DURING 2007 AND 2008, AND WE MAY ALSO FACE OPERATING EFFICIENCY DIFFICULTIES IN
THE FUTURE.

     In recent years, we have invested significant efforts to develop and expand new product lines, including active-wear products and swimwear, in order to diversify our product line and our client base. Our efforts to fulfill our costumers' needs, including by providing innovative products, and the requirements of our customers to manufacture new, complicated products with different raw materials in shorter production runs, and sometimes to supply orders in small amounts and short time frames, led to a reduction in our operating efficiency in 2007 and 2008. Our continued efforts to develop and present new product lines and to make the required adjustments to changes in market trends may result in additional reductions in operating efficiency and profits in the future. As a result of our reductions in operating efficiency, we may also be unable to guarantee the quality of our products or meet our customers' delivery deadline requirements, which may increase our costs due to the additional freight charges and charge backs that we may be required to pay.
In addition, our reduction in operating efficiency may adversely affect our reputation and our relationships with our customers and lead to a diversion of orders and projects from us to our competitors.

OUR BUSINESS MAY BE IMPACTED BY INFLATION AND U.S. DOLLAR, NIS AND EURO EXCHANGE
RATE FLUCTUATIONS AS WELL AS THE EXCHANGE RATES OF THE OTHER CURRENCIES IN
COUNTRIES IN WHICH WE OPERATE.

     Exchange rate fluctuations between the U.S. dollar and the NIS and between the Euro and the U.S. dollar, and inflation in Israel, may negatively affect our earnings. A substantial majority (approximately 81.7% in 2008) of our revenues is denominated in U.S. dollars and a portion of our revenues (approximately
16.1% in 2008) are denominated in Euros. However, a significant portion of the expenses associated with our Israeli operations, including personnel and facilities-related expenses, are incurred in NIS. A significant portion of our expenses are also incurred in countries in the Far East, mainly China and India;
these expenses are denominated in U.S. dollars but may be adjusted in accordance with the exchange rate of the local currency to the U.S. dollar. Consequently, we are exposed to the risk of appreciation of the NIS and other currencies vis-a-vis the U.S. dollar. This appreciation would cause, and in 2007 and 2008 did cause, an increase in our expenses as recorded in our U.S. dollar denominated financial reports even though the expenses denominated in local currencies will remain unchanged.

     Due to the appreciation of the NIS vis-a-vis the dollar in 2008, we incurred gross expenses of approximately $0.2 million. This amount does not take into account hedging transactions performed by the Company during 2007 and 2008, which diminished the adverse effect of the appreciation of the NIS in relation to the dollar. These hedging transactions do not protect us if the devaluation in these currencies vis-a-vis the dollar continues after the end of the forward contracts. Although during the second half of 2008 the U.S. dollar appreciated vis-a-vis the NIS, the NIS may appreciate vis-a-vis the U.S. dollar again in the future.

     In addition, inflation in Israel and all other off-shore locations in which we operate will have the effect of increasing the dollar cost of our operations, unless it is offset on a timely basis by a devaluation of the NIS relative to the U.S. dollar. We cannot predict any future trends in the rate of inflation in
Israel or the rate of devaluation of the NIS against the U.S. dollar. In addition, fluctuations in currency exchange rates in countries other than Israel where we operate and do business may also negatively affect our earnings.

COST INCREASES IN THE PURCHASE OF FINISHED PRODUCTS OR PRODUCTION SERVICES COULD
AFFECT OUR PROFITABILITY.

     We purchase and manufacture some of the products that we sell via subcontractors located in the Far East and in Jordan. The cost of these products may increase due to an increase in wages costs, production-related costs and the strengthening of the local currencies against the U.S. dollar or for other reasons not within our control. Our profitability would be adversely affected as a result of an increase in the price of products that we purchase from our subcontractors.

OUR DEBT OBLIGATIONS MAY HINDER OUR GROWTH AND PUT US AT A COMPETITIVE
DISADVANTAGE.

     As of December 31, 2008, we had approximately $15.5 million of long term loans outstanding (including current maturities of $4.1 million) and approximately $9.3 million in short-term bank credit. Our debt obligations could have important consequences. For example, they could:

     o    require us to use a substantial portion of our operating cash flow to repay the principal and interest on our loans, which would reduce funds available to operate, grow and expand our business, invest in machinery and equipment and for other purposes;

     o    place us at a competitive disadvantage compared to our competitors that have less debt;

     o    make us more vulnerable to economic and industry downturns and reduce our flexibility in responding to changing business and economic conditions;

     o    limit our ability to pursue business opportunities; and

     o    limit our ability in the future to borrow money for operations or capital.

     Because our loans bear interest at floating rates, an increase in interest rates could reduce our profitability. For example, a one percent change on our floating interest rate long-term loans outstanding at December 31, 2008, would have an annual impact of approximately $0.2 million on our interest cost.

DUE TO RESTRICTIONS IN OUR LOAN AGREEMENTS, WE MAY NOT BE ABLE TO OPERATE OUR
BUSINESS AS WE DESIRE.

     Our loan agreements contain a number of conditions and limitations on the way in which we can operate our business, including limitations on our ability to raise debt, sell or acquire assets and pay dividends. Our loan agreements also contain various covenants which require that we maintain certain financial ratios related to shareholders' equity and operating results. These limitations and covenants may force us to pursue less than optimal business strategies or forgo business arrangements which could have been financially advantageous to us and our shareholders. Our failure to comply with the covenants and restrictions contained in our loan agreements could lead to a default under the terms of these agreements. For instance, during the third quarter of 2008, we failed to comply with a minimum EBITDA requirement contained in our bank loan agreements.
All the banks with which we have loan agreements have agreed to waive such financial covenant default. Although we currently comply with all of the covenants, we cannot assure that we will not default on financial covenants contained in our bank loan agreements in the future, or that in the event of such failure, that our bank lenders will agree to waive such defaults again in the future.

     If a default occurs and we are unable to renegotiate the terms of our debt, the lenders could declare all amounts borrowed and all amounts due to them under the agreements due and payable. If we are unable to repay the debt, the lenders could foreclose on our assets that are subject to liens and sell our assets to satisfy the debt.

IF THE MARKET SHARE OF OUR CUSTOMERS DECLINES, OUR SALES AND EARNINGS MAY
DECLINE.

     Our sales can be adversely affected in the event that our customers do not successfully compete in the markets in which they operate. In the event that the sales of one of our major customers decline for any reason, irrespective of whether it is related to us or to our products, our sales to such customer may also decline, which could reduce our overall sales and our earnings.

WE FACE SEVERAL RISKS, INCLUDING POLITICAL, ECONOMIC AND SOCIAL RISKS,
ASSOCIATED WITH INTERNATIONAL BUSINESS.

     Approximately 77% of our sales in 2006, 84% of our sales in 2007 and 79% of our sales in 2008 were made to customers in North America, and approximately 18%
of our sales during 2006, 11% of our sales during 2007 and 16% of our sales in
2008 were made to customers in Europe. We also had sales in Asia constituting approximately 2% of our sales in 2006, 2007 and 2008. We intend to continue to expand our sales to customers in the United States and Europe. In addition, a substantial majority of our raw materials are purchased outside of Israel.
Furthermore, a substantial majority of our sewing operation is performed in
Jordan, and a substantial majority of our Cut & Sew operations for swimwear and intimate apparel is performed in China, India and Cambodia. For these purposes, products of ours are situated in these countries, and equipment and machinery of ours are situated in Jordan. Our international sales and purchases are affected by costs associated with shipping goods and risks inherent in doing business in international markets, including:

     o    changes in regulatory requirements or tax laws;

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

     In addition, we may enter into joint ventures with third parties or establish operations outside of Israel that will subject us to additional operating risks. These risks may include diversion of management time and resources and the loss of management control over such operations and may subject us to the laws of such jurisdiction. For instance, due to commercial disputes that arose between us and the other shareholder of our subsidiary that managed operations in Madagascar, we ceased production activities in Madagascar in 2004.

     In addition to our production facilities in Israel, we currently have production facilities in Jordan, we have relationships with manufacturers, suppliers and subcontractors in India, China and Cambodia, and we are shifting additional production activities, mainly cutting and sewing, finishing and accompanied operations and logistics operations, out of Israel to benefit from lower labor costs. Recently, we have begun to manufacture some of our swimwear in Morocco, and we are currently in advanced negotiations with third parties to establish a joint venture in Egypt to manufacture products designated for our customers. In addition to the risks referred to above, terrorist attacks against foreigners, in general, and Jews, in particular, in the countries where we have production facilities or relationships with manufacturers can disrupt the normal course of business of our business partners or can harm our business partners and/or our relationships with them and as a result impair our manufacturing capacity.

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

OUR EXPANSION INTO NEW PRODUCT LINES, IN PARTICULAR ACTIVE-WEAR BUSINESS
PRODUCTS, INVOLVES THE MANUFACTURE OF NEW PRODUCTS, WHICH HAS REQUIRED AND MAY
CONTINUE TO REQUIRE US TO PURCHASE ADDITIONAL MACHINERY ADAPTED TO MANUFACTURE
SUCH PRODUCTS. THE ADDITIONAL CAPITAL EXPENDITURES INCURRED IN CONNECTION WITH
THESE PURCHASES MAY REDUCE OUR FUTURE CASH FLOW.

     In recent years, we have made significant efforts to develop and expand our new product lines, in particular active-wear products, to diversify our product line and our client base. Active-wear products that we manufacture are made in bigger sizes than intimate apparel, both because our active-wear products are intended for both men and women, and because our active-wear products involve the manufacture of more tops. As a result, we have purchased and may need to purchase additional knitting machines and other equipment adapted to manufacture new products. In addition, the manufacture of active-wear products at times requires equipment with new technologies. We may also have to purchase machinery to support the shorter production runs for our products. The additional capital expenditures that may be incurred in connection with these purchases may reduce our future cash flow.

WE DEPEND ON SUBCONTRACTORS IN CONNECTION WITH OUR MANUFACTURING PROCESS, IN
PARTICULAR THE SEWING, DYEING AND FINISHING PROCESS; WE MAY EXPERIENCE DELAYS OR
ADDITIONAL COSTS SATISFYING OUR PRODUCTION REQUIREMENTS AND WE MAY BE PREVENTED
FROM MEETING OUR CUSTOMERS' ORDERS DUE TO OUR RELIANCE ON THESE SUBCONTRACTORS.

     We depend on subcontractors who render services to us that are an integral part of our manufacturing process, and in particular sewing services. We are increasingly dependent on subcontractors' services for all of our Cut & Sew products. If such subcontractors do not or cannot render the required services, we may experience delays or additional costs to satisfy our production requirements. We depend on a subcontractor who performs a major part of the dyeing and finishing of our Hi-Tex manufacturing process, which is an essential part of our manufacturing process. If that subcontractor breaches its commitments to us or is otherwise not able to supply the required services, we would have substantial difficulty meeting our customer orders until we find an alternative source.

WE ARE SUBJECT TO FLUCTUATING COSTS OF RAW MATERIALS.

     We use cotton yarn, spandex, various polymeric yarn and elastic as primary materials for manufacturing our products. Our financial performance depends, to a substantial extent, on the cost and availability of these raw materials. The capacity, supply and demand for such raw materials are subject to cyclical and other market factors and may fluctuate significantly. As a result, our cost in securing raw materials is subject to substantial increases and decreases over which we have no control except by seeking to time our purchases of cotton and polymeric yarns, which are our principal raw materials, to take advantage of favorable market conditions. For example, in 2007, the cost of synthetic fibers increased due to rising energy costs, and there may be a similar increase in the future. In addition, in 2008, cotton price levels were very high due to high demand and shortage of commodity, and in 2009 there was a relative increase in the price of raw materials. We cannot assure that we will be able to pass on to customers the increased costs associated with the procurement of raw materials.
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

WE DEPEND ON OUR SUPPLIERS FOR MACHINERY AND MAINTENANCE OF MACHINERY. WE MAY
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

DIRECT PURCHASES BETWEEN RETAILERS AND MANUFACTURERS IN THE FAR EAST COULD
ADVERSELY AFFECT OUR SALES.

     In recent times, a number of large retailers are attempting to bypass design companies by developing private undergarment brands and contracting directly with manufacturing plants, to have them manufacture products for them.
We believe that this phenomenon will encompass basic products intended for the mass market, where the design element is less important. Our sales can be adversely impacted if this phenomenon spreads further.

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

UNEXPECTED EXPENSES RELATED TO THE DELIVERY OF PRODUCTS MAY REDUCE OUR
PROFITABILITY

     As part of our business, we supply our products through various delivery companies. Delivery of our products involved the incurrence of unexpected expenses, such as product theft, delays and loss of products. Our profitability may be adversely affected by these additional expenses to the extent that they are not covered by our various insurance policies.

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

AN INCREASE IN THE MINIMUM WAGE IN ISRAEL, JORDAN OR OTHER COUNTRIES IN WHICH WE
CONDUCT BUSINESS MAY ADVERSELY AFFECT OUR OPERATING RESULTS.

     Many of our employees and the employees of our manufacturers and subcontractors earn the minimum wage payable under law. Under Israeli law, the minimum wage, which is increased from time to time as a result of various economic parameters and updating of employee-union agreements, equals approximately 47.5% of the average wage for an employee in Israel. Pursuant to existing legislation, the minimum monthly wage was increased on July 1, 2008 in
Israel, to NIS 3,850, and in October 2008, the Jordanian Labor Ministry raised the minimum wage from JD110 to JD150 a month for 200,000 laborers, a decision that excluded QIZ firms, who in turn pledged to raise their Jordanian workers'
salaries voluntarily. We have operations that are located both in the QIZ areas and outside such areas. An increase in the minimum wage would increase our labor costs or the labor costs of our manufacturers and subcontractors, and unless we can obtain alternative labor in lower cost markets, this increase could adversely affect our operating results.

WE FACE POTENTIAL CONFLICTS OF INTEREST CAUSED BY INVESTOR INFLUENCE.

     Our principal shareholders have a great deal of influence over the constitution of our Board of Directors and over matters submitted to a vote of the shareholders. As of June 15, 2009, Norfet, Limited Partnership ("Norfet")
had voting power over approximately 21.76% of the outstanding Ordinary Shares of
Tefron (excluding 99,740 Ordinary Shares held by our wholly-owned subsidiary).
In addition, as of June 15, 2009, and based on available public information,
Meir Shamir, one of our directors, owned approximately 40.0% in Mivtach-Shamir, which at such date was an approximately 42.29% holder in Norfet. As a result, the corporate actions of Tefron may be significantly influenced by Mr. Shamir.
Furthermore, as of June 15, 2009, Ishay Davidi, another director, served as CEO of FIMI 2001 Ltd., which controls the general partner of Norfet, one of the
Norfet limited partners (which is managed by FIMI 2001 Ltd.) as well as the other Norfet limited partners by virtue of an irrevocable power of attorney. As a result, the corporate actions of Tefron may be significantly influenced by Mr.
Davidi.

     We are party to consulting and management services agreements with Norfet, pursuant to which Norfet agreed to provide consultancy and management services to Tefron.

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

RISK FACTORS RELATING TO OUR ORDINARY SHARES

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

     o    fluctuations in the exchange rate between the NIS, the U.S. dollar and the Euro;

     o    economic conditions in the geographical areas in which we operate or sell products; and

     o    operating efficiencies.

     When we establish a relationship with a new customer, initial sales to such customer may be in larger quantities of goods (to build its initial inventory)
and we may be required to replenish such inventory from time to time afterwards.
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

     Additionally, if, in any year, there is a significant number of Christian,
Druse, Jewish or Muslim holidays in a particular quarter, we will have fewer days of operation, which will result in lower levels of production and sales during such quarter. In certain years, a significant number of such holidays have occurred during the second quarter, but the dates of many of those holidays are based on the lunar calendar and vary from year to year.

THE DELISTING OF OUR ORDINARY SHARES FROM NYSE MAY MAKE IT MORE DIFFICULT FOR
YOU DISPOSE OF YOUR SHARES OR FOR US TO SECURE ADDITIONAL FINANCING.

     On December 22, 2008, our Ordinary Shares were delisted from the New York
Stock Exchange, ("NYSE") and, effective as of January 2009, they are quoted on the Over-The-Counter Bulletin Board ("OTCBB"), an electronic quotation medium regulated by the Financial Industry Regulatory Authority. Securities traded on the OTCBB typically have low trading volumes. In addition, delisting of our shares could diminish interest in our Ordinary Shares, and it may be more difficult to dispose of or to obtain accurate quotations as to the market value of our Ordinary Shares. Delisting may also make it more difficult for us to issue additional securities or secure additional financing. Our shares continue to be traded on the Tel Aviv Stock Exchange.

DELISTING OF THE COMPANY'S SHARES FROM THE TEL AVIV STOCK EXCHANGE.

     In order to preserve the registration of our shares for trading on the Tel
Aviv Stock Exchange, we must comply with certain conditions. We cannot ensure that we can comply with those conditions in the future. If we fail to comply with those conditions, our shares could be delisted from trading on the Tel Aviv
Stock Exchange, their liquidity could be impaired, their price in the U.S. and in Israel may be reduced, the extent of information published by us to our shareholders could be reduced, the possibility of obtaining a market price for the shares will be reduced and our ability to raise capital could be reduced.

DIFFICULT CONDITIONS IN THE GLOBAL CAPITAL AND CREDIT MARKETS AND THE ECONOMY
GENERALLY MAY MATERIALLY ADVERSELY AFFECT OUR SHARE PRICE.

     Market fluctuations and volatility, as well as general economic, market and political conditions, could reduce our share price. Continued weakness or uncertainty in the global capital and credit markets and difficult conditions in the economy generally may continue to adversely affect our share price. As of
June 15, 2009, our share price was $3.9 and as of December 31, 2008 our share price was $3.0.

RISK FACTORS RELATING TO OUR OPERATIONS IN ISRAEL

OUR RESULTS OF OPERATIONS WOULD BE MATERIALLY AND ADVERSELY AFFECTED IN THE
EVENT WE ARE UNABLE TO OPERATE OUR PRINCIPAL PRODUCTION FACILITIES IN MISGAV,
ISRAEL.

     All of our knitting process with respect to our Seamless Division, which includes the major portion of our manufacture of our active-wear products, is performed in a complex of production facilities located in Misgav, which is in northern Israel. These facilities also contain a significant portion of our machinery and equipment, including Santoni machines and adaptations and configurations that we have made to the machinery and equipment, as well as infrastructure that we have tailored to our needs. We have no effective back-up for these operations and, in the event that we are unable to use the production facilities located in Misgav, Israel as a result of damage or for any other reason, our ability to manufacture a major portion of our products and our relationships with customers could be significantly impaired, which would materially and adversely affect our results of operation. For instance, during the third quarter of 2006, our revenues and results of operations were affected by the loss of production due to hostilities in the northern part of Israel, and there is the risk that further hostilities would also impact our production in the future, leading to a reduction in revenues.

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

     We also benefit from exemptions from customs duties and import quotas due to our locations in Israel and Jordan (Qualified Industrial Zone), and the free trade agreements Israel maintains with the United States, Canada, the European
Union, or EU, and the European Free Trade Association, or EFTA. If there is a change in such benefits or if any such agreements were terminated, our profitability may be reduced. Recently, there has been a worldwide trend to reduce quotas and customs in order to promote free trade. If other countries enter into similar free trade agreements and obtain similar benefits, the price of apparel products, including our products, may decline and our profitability may be reduced. See "- THE CANCELLATION OF IMPORT QUOTAS ON TEXTILE GOODS IS
CAUSING A DECREASE IN THE SALE PRICE OF SOME OF OUR PRODUCTS."

A DETERIORATION IN ISRAEL'S RELATIONSHIPS WITH NEIGHBORING COUNTRIES IN WHICH
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

THE DETERIORATION OF RELATIONS BETWEEN ISRAEL AND ITS NEIGHBORS CAN ADVERSELY
AFFECT OUR BUSINESS

     Security conditions prevailing in Israel and in the region can influence our business. A deterioration in relations between Israel and its neighbors, where some of our manufacturing facilities are located, can disrupt production processes and the purchase of our products by our customers and negatively affect our financial results.

     Most of our sewing activities are concentrated in Jordan, and during 2008, approximately 63.1% of our sales derived from the sale of products manufactured in Jordan. Our activities in Jordan are predicated to a large extent on relations between Jordan and the State of Israel. In the past, hostility existed between Israel and Jordan. Likewise beginning with December 2008, the hostilities between Israel and the Palestinians increased, and future hostilities can damage our activity in Jordan. A deterioration in Israel's relations with Jordan can adversely affect our production and our ability to meet delivery on customer orders.

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

     In July 2006, a conflict with Hezbollah escalated significantly on Israel's northern border, during which our normal activity routine was disrupted, affecting our sales and increasing our costs. In the last few years, the establishment of a Hamas government in Gaza has created additional unrest and uncertainty in the region and has increased hostilities between Israel and the
Palestinians. In December 2008 and January 2009, there was an armed conflict between Israel and Hamas, following the firing of missiles into southern Israel.
Although our principal executive offices and production facilities are not located in southern Israel, any armed conflicts, terrorist activities or political instability in the region would likely negatively affect business conditions and could significantly harm our results of operations.

     The future of Israel's relations with its Arab neighbors and the
Palestinians is uncertain. We cannot assure that ongoing or revived hostilities or other factors related to Israel will not have a material adverse effect on us or our business.

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

     During 2004, a general strike at Israel's ports caused a shortage of raw materials and resulted in a loss to the Company of sales of approximately $2.5 million. This shortage also resulted in a decrease in production volume and an increase in operating costs, which affected our ability to achieve greater operating efficiencies. Although Israel's Ministry of Finance, the Histadrut
(General Federation of Labor in Israel), and the Israel Ports Authority signed an agreement in February 2005 which was intended to ensure five years without labor strikes, a further strike or labor disruption at Israel's ports occurred thereafter and may occur again in the future. Such strikes and disruptions could have an adverse effect on us or our business.

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

WE MAY FAIL TO MAINTAIN EFFECTIVE INTERNAL CONTROL OVER FINANCIAL REPORTING IN
ACCORDANCE WITH SECTION 404 OF THE SARBANES-OXLEY ACT OF 2002.

     The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section
404, which started in connection with our Annual Report on Form 20-F for the fiscal year ended December 31, 2006, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. Section
404 of the Sarbanes-Oxley Act of 2002 requires management's annual review and evaluation of our internal control over financial reporting, in connection with the filing of our Annual Report on Form 20-F for each fiscal year. We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404. While our assessment of our internal control over financial reporting resulted in our conclusion that as of
December 31, 2008, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

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

     Below is a summary of significant events in our development:

     1990           First bodysize cotton panty with elastics adjustable
                    to body size.

     1997           Formation of Hi-Tex Founded by Tefron Ltd. ("Hi-Tex")
                    and production of first Seamless products.

                    Initial public offering of our Ordinary Shares on the
                    NYSE.

     1999           Acquisition of Alba Waldensian, Inc. (Tefron USA), a
                    manufacturer of seamless apparel and healthcare
                    products.

     2001           Initial significant shifting of sewing production to
                    Jordan.

     2002           Reorganization of Tefron USA, including a spin-off of
                    the Health Product Division and the formation of the
                    AlbaHealth joint venture with a strategic investor, and
                    the initial consolidation of the Seamless production
                    activity in Hi-Tex in Israel, which was completed in
                    the second quarter of 2003.

     2003           Acquisition of all of the outstanding ordinary shares
                    of Macro Clothing Ltd., an entity that develops,
                    manufactures, markets and sells swimsuits and
                    beachwear.

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

     2005           Listing of our Ordinary Shares for trading on the Tel-Aviv
                    Stoke Exchange ("TASE") (in addition to the listing on the
                    NYSE).

     2006           Closing of a public offering of Ordinary Shares and
                    option certificates on the TASE for aggregate net
                    proceeds of $13.8 million. We subsequently received
                    approximately $5.7 million from the exercise of the
                    option certificates, primarily in 2007.

                    Disposition of our ownership interest in AlbaHealth for
                    consideration of approximately $13 million, consisting
                    of approximately $10 million paid in cash and a $3
                    million by an unsecured subordinated promissory note,
                    the terms of which were amended on December 31, 2008.

     SEPTEMBER 2008   Acquisition of operations of Excelsior Inc.,
                      a private company operating in the USA that specializes
                      in design and distribution of swimwear in the USA.

     DECEMBER 2008    Delisting of our Ordinary Shares from the NYSE
                      due to failure to meet certain quantitative listing
                      standards.

     JANUARY 2009     Quotation of our Ordinary Shares on the Over
                      the Counter Bulletin Board.

                      Ten-for-one reverse stock split and increase in share
                      capital.

     FEBRUARY 2009    Implementation of an efficiency plan to, among
                      other things, streamline our production facilities and
                      reduce wastage.

     Since January 2009, we have faced liquidity challenges due to the worsening global economic environment, our ongoing operating difficulties and the reduction by our bank lenders of the credit available to us. Due to these factors and in view of our financial results, we decided in February 2009 to implement an overall efficiency plan. In this context we decided to streamline all our production facilities, including by combining several production sites operating in Jordan into fewer, larger production facilities, improving the utilization of knitting capacity and reducing knitting costs, making changes in the development processes (in order to meet the production demands at the development stage), assimilating an advanced system of quality assurance, with precise feedback for the production process, reducing gaps of time between the various production stages for the purpose of reducing lead time for customers, reducing wastage and reducing our workforce by about 15%. As of the date of this report, we have completed the implementation of the efficiency plan.

     In addition, in January 2009 we closed our dyeing factory in Israel, which provided only a small part of the dyeing activity for our products. We have transferred all of our dyeing activity to subcontractors with whom we have longstanding business relationships.

     In order to streamline our management, operations and our arrangements with customers and suppliers, during January 2009 we transferred all of our Cut & Sew sportswear and underwear activity to our subsidiary, Hi-Tex, while maintaining our swimwear activity in our subsidiary, Macro. Since January 2009, our arrangements with all our customers and most of our suppliers in connection with our underwear and sportswear businesses are conducted solely through Hi-Tex.
Previously, our customers and suppliers were required to enter into separate agreements with Tefron and Hi-Tex.

CAPITAL EXPENDITURES

     Our capital expenditures for fixed and intangible assets were $3.4 million and $6.4 million for the years ended December 31, 2008 and 2007, respectively, and $3.5 million (net of grants from the Government of the State of Israel) for the year ended December 31, 2006. The 2008 expenditures were primarily made in
Israel to purchase new knitting machines, dyeing and finishing machines, sewing machines and other equipment. See Consolidated Statements of Cash Flows in the
Consolidated Financial Statements.

     Our current capital expenditures include investments in equipment, machinery and leasehold improvements in our facilities in Israel and Jordan. See also Note 8 of the Notes to the Consolidated Financial Statements. We expect to incur capital expenses primarily to acquire new knitting machines and other equipment for our Hi-Tex Division and to shift more labor intensive manufacturing processes of our Hi-Tex Division out of Israel to other locations to take advantage of lower labor costs.

     As of the date of this Annual Report, we estimate that our capital expenditures for 2009 will be approximately between $1.0 million to $2.0 million. We expect to finance these investments primarily from cash generated from operations and from cash on hand. However, the actual amount of our capital expenditures will depend on a variety of factors, including the scope of our sales, general economic conditions, changes in demand for our products, increase in the sales growth of our new products, the risks and uncertainties involved in doing business in Jordan and our ability to generate sufficient cash from operations. See "Item 3. Key Information - 3D. Risk Factors."

4B.  BUSINESS OVERVIEW

OVERVIEW

     We manufacture intimate apparel, active-wear and swimwear sold throughout the world by such name-brand marketers as Victoria's Secret, Nike, Target, The
Gap, J.C. Penny, Maidenform, lululemon Athletica, Warnaco/Calvin Klein,
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

     We are known for the technological innovation of our Hi-Tex manufacturing process, which is conducted through our subsidiary, Hi-Tex. Our Hi-Tex manufacturing process was implemented as part of our strategy to streamline our advanced development and design skills and manufacturing process and improve the design and quality of our products. The Hi-Tex manufacturing process involves the utilization of a single machine that transforms yarn directly into a nearly complete garment, replacing the knitting, cutting, and significant sewing functions which, in traditional manufacturing, are performed sequentially on separate machines at separate workstations. Following this single-machine operation, all the Hi-Tex manufacturing process requires to complete the garment is dyeing and a reduced amount of sewing and finishing. Our Hi-Tex manufacturing process enables us to produce a substantially wider range of fabrics, styles and product lines, resulting in a consistently high level of comfort, quality and durability. Our fabric engineering, product design and the comfort of our products provide us with an opportunity to expand our sales of active-wear products.

     Our subsidiary, Macro Clothing Ltd., is known for its ability to combine expertise in design and fashion with its ability to manufacture high quality swimwear products in large quantities to leading customers mainly in the U.S.
and Europe.

     We believe that our collaboration with our customers in the design and development of our products strengthens our relationships with our customers and improves the quality of our products. We began our relationship with Victoria's
Secret in 1991, The Gap in 1993, Nike and J.C Penny in 2000 and Swimwear
Anywhere in 2003. In 2000, we also began our relationship with Target, which was an existing customer of Tefron USA, Inc., or Tefron USA. These customers accounted for approximately 83.5% and 76.4% of our total sales in 2007 and in
2008, respectively. In addition, in 2008 we achieved initial orders from several new customers, including Maidenform, Eddie Bauer, The North-Face and Umbro.
However, during the second quarter of 2009, we experienced a significant decrease in our sales, and specifically to our two main customers, Nike and
Victoria's Secret. See "Item 4. Information on the Company - 4B. Business
Overview - Customers."

     We enjoy several strategic advantages by reason of our location in Israel and Jordan. Israel is one of the few countries in the world that has free trade agreements with the United States, Canada, the EU, and the EFTA. These agreements permit us to sell our products in the United States, Canada and the member countries of the EU and the EFTA free of customs duties and import quotas. Due to our locations in Israel and Jordan we benefit from exemptions from customs duties and import quotas. We also currently benefit from tax incentives provided by the Government of Israel and from the availability in
Israel of both skilled engineers and unskilled workers. See "- Israeli Tax
Incentives" and "- Conditions in Israel -Trade Agreements."

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
For a breakdown of our sales by geographic area and operating segments, see Note
23 of the Notes to the Consolidated Financial Statements.

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

     We manufacture products principally to fill firm orders and, therefore, maintain limited inventory of finished goods. Customers typically send projected product requirements to us between three and six months in advance of the delivery requirements and place firm orders between three and six months prior to the desired delivery date. This lead time allows us to coordinate raw material procurement with its usage and to adjust production levels in order to meet demand. Our contractual engagements with our customers in the purchase orders are made on a basis of the development of a project, a series of products or a product, at the customer's request or at our initiative.

     We currently produce intimate apparel, active-wear and swimwear products in different style, color and yarn combinations. We manufacture cotton knit products using our advanced proprietary manufacturing techniques and also produce fine products from synthetic fibers, including micro-fibers, using our
Cut & Sew manufacturing process and our highly automated Hi-Tex manufacturing process.

     A significant portion of the manufacturing process for our swimwear products is outsourced to subcontractors, mostly in China and Cambodia, that manufacture the products based on our development, design and specifications.
Recently we have also begun to manufacture some of our swimwear in Morocco, and we continue to examine the financial feasibility of using subcontractors in various countries, including Egypt. In particular, we are currently in advanced negotiations with third parties to establish a joint venture in Egypt to manufacture products on behalf of our customers. We would hold a 50% interest in the joint venture, and the remaining interests would be held by three other partners. There is no guarantee that the joint venture will be established or that the negotiations will lead to a binding agreement for the establishment of a joint venture.

     In many cases, these subcontractors manufacture the complete garment that is delivered to our customers. Our quality assurance and quality control personnel work with our subcontractors to maximize product quality standards. We are moving as much of our non knowledge intensive manufacturing activity as possible out of Israel to destinations where production costs, including labor costs, are lower. Thus, we are gradually expanding our manufacturing sources in the Far-East for our Cut & Sew products, supervised by our personnel, including with regard to product quality standards.

MANUFACTURING PROCESS

     We utilize vertically integrated production processes and automated production techniques. These processes involve the following steps:

     o    PRODUCT DESIGN - Traditionally, manufacturers produce several samples of a garment from which apparel marketers can select. In contrast, our sophisticated technology enables us to collaborate with our customers earlier in the design process to develop customized garments. In addition, we work independently to develop new products, increase sales to existing customers and exploit market opportunities and increase penetration where we can establish a competitive advantage.

     o    RAW MATERIAL DEVELOPMENT - After a design is developed, raw materials for the production of the product are purchased. Our raw materials include cotton yarns, blends of cotton and synthetic yarn (e.g., cotton-spandex, cotton lycra, and cotton-viscose), micro-fiber nylons and blends of micro-fiber nylon with spandex, elastic, polyester, lace and other innovative natural materials, some of which are developed by us or by suppliers for us, which are sold in a broad price range. We purchase our raw materials from several international and domestic
          Israeli suppliers, and historically we have generally not experienced difficulty in obtaining raw materials to meet our production requirements. Raw materials are generally purchased against actual orders or customers' firm commitments, although we have a policy of maintaining a minimum level of those raw materials that are in repeated demand. From time to time, when market conditions are favorable, we have entered into contracts with various suppliers of basic yarns for delivery over a period of three to six months. The costs of our raw materials are subject to fluctuations. During 2008 there was a relative rise in the prices of raw materials, mainly due to a decline in the dollar rate against most other currencies in the world, and a rise in the prices of inputs worldwide. See "Item 3. Key
          Information - 3D. Risk Factors - We are subject to fluctuating costs of raw materials."

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

     o    DYEING AND FINISHING - At the end of 2008, we closed our dyeing factory in Israel, which conducted only a small part of the dyeing activity for our products. We have transferred all of our dyeing activity in our Cut & Sew Division to a subcontractor located in
          Israel, with whom we have a longstanding business relationship. All of the dyeing and finishing needs of our Hi-Tex Division are provided by a different subcontractor in Israel. Most of the dyeing machines used by the subcontractor for the purpose of providing dyeing services are owned by us. In addition, the subcontractor applies unique technologies and production methods for us, which have been developed by us, by the subcontractor for itself, or by us and the subcontractor jointly for us. We are dependent on this subcontractor for our dyeing and finishing needs at our Hi-Tex Division.

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

     o    SEWING (ONLY CUT & SEW) - Cut fabrics are sewn to complete the garment, including the addition of accessories such as elastic waist and leg bands as well as labels. Working with computerized equipment and robotics, our employees and subcontractors sew garments with far greater precision than if sewn entirely by hand. Our Cut & Sew
          Division operates sewing facilities in Israel and in Jordan, and also subcontracts sewing in Israel and Jordan. In addition, our Cut & Sew
          Division subcontracts a vertical manufacturing process in China,
          India, Cambodia and Vietnam.

     o    TESTING AND QUALITY CONTROL - We place significant emphasis on quality control and use quality assurance teams at each stage of the manufacturing process.

     In 2008, 100% of our revenues generated from Cut & Sew products were due to sales of goods manufactured by subcontractors. Other than sewing at our plant in
Jordan, all our activity in this field is carried out by subcontractors in
Israel, Jordan, and the Far East. Sometimes subcontractors supply the finished product, and sometimes they provide only production services, while we supply them with part of the product for work and the required raw materials. Most of the subcontractors in Israel and Jordan use our machinery to provide the production services to us.

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

     The Hi-Tex manufacturing process is currently being used to produce knit-to-size intimate apparel, active-wear and outerwear. We operate our Hi-Tex knitting process in our principal production facilities in Misgav, Israel. We operate our Hi-Tex sewing process in one sewing facility in Israel and also subcontract sewing in Israel and in Jordan. See "Item 4. Information on the
Company - 4D. Property, Plants and Equipment."

     At December 31, 2008, we had a total of 765 fully equipped Santoni Knitting machines at the Hi-Tex facilities in Israel.

     We believe that the Hi-Tex manufacturing process represents an innovative combination of cutting-edge technology and technical expertise and has further strengthened our reputation within the industry as a leader in automated manufacture and design. In addition, with both the Hi-Tex manufacturing process and the traditional Cut & Sew process, we are able to produce garments made from synthetic fibers in addition to existing lines of cotton products. We specialize in developing and using performance yarns. The Hi-Tex manufacturing process was developed in-house through the adaptation and configuration of machinery and equipment purchased from third parties. Although developed for its exclusive use, only a part of these adaptations and configurations is patented.

SALES AND MARKETING

     Our marketing strategy focuses on selling quality products to large U.S.
and European marketers of intimate apparel, active-wear and swimwear. In addition, we have decided to expand our marketing activity in Europe, and to market to customers in the local market and open outlet shops in Israel, as part of our strategy of increasing our ability to make use of surplus finished products and raw materials. Thus, the principal market for our lingerie, underwear and sportswear products is the American market, but we are acting to expand our sales in this field in Europe and Israel.

     We market our products directly to major retailers, which sell them under their own labels and to several companies that market nationally advertised brands. We have sales offices which are located in Portland, Oregon, New York,
New York, London, England and Israel.

     We believe that some of our products in the Seamless area of activity give the consumer added value, yielding potential for higher profit margins, both for us and for our customers, and provide us with a marketing advantage. By means of our technology, we believe that we have the ability to supply leading products with unique features, which cannot easily be produced by any of our competitors.

     In addition we see the active-wear market as an added opportunity to promote our innovative production and design capabilities.

INTELLECTUAL PROPERTY

     We hold a number of patents, patent requests, and inventions and secret developments that are not protected formally, including inventions and developments in the field of production, mechanization and products. We protect our intellectual property mainly through entering into confidentiality agreements with our employees, our suppliers, our sub-contractors and our customers that are exposed to confidential information. Only a part of the adaptations, configurations, technologies and techniques used in our manufacturing process is patented. See "Item 3. Key Information - 3D. Risk
Factors - We may not be able to protect our intellectual property." However, we have obtained patents for certain aspects of our manufacturing process and for certain products, such as the "millennium bra," the "bonded bra" and the
"ultrasonic bra", whose fabric is joined without sewing.

     We emphasize the development of new technologies that will enable the manufacture of products that have an advantage over the products currently existing in the market.

     We do not believe that the patents we currently hold constitute a significant aspect of our operations.

SEASONALITY

     We have not identified a clear seasonal pattern to our general business, other than with respect to our swimwear products. In the swimwear division, most of our sales are consummated between December and May.

CUSTOMERS

     Our customers represent some of the leading marketers of intimate apparel, active-wear and swimwear in the world. In the Cut & Sew market for men's, women's and children's underwear and sportswear our main customers are the large retail chains in the U.S. and companies that have some of the leading brands in the U.S. In the Cut & Sew market for swimwear and beachwear our main customers are retail chains and companies with the leading brands in the U.S., Europe and
Israel. Approximately 69.2% of our sales in 2008 were derived from the worldwide sale of our products to our four largest apparel customers, Victoria's Secret,
Nike, Target and The Gap. In 2008, we continued our close cooperation with our largest active-wear customer, Nike, and strengthened our business relationship with lululemon athletica, maintained our business relationships with other active-wear customers, such as Patagonia and Reebok, and began working with other active-wear customers. In the swimwear area, we strengthened our business relationship with our largest swimwear customers, Swimwear Anywhere, Target and
Abercrombie and Fitch, while we maintained our business relationships with other swimwear customers and developed business relationships with new customers in the USA and Europe.

     The global recession and the decline in the level of consumption impact the extent of demand for our products and are liable also to impact the type of products that customers prefer to buy. Beginning in the second quarter of 2009, we expect a significant decrease in our sales. Among other things, we expect a significant decrease in our sales to our two main customers, Nike and Victoria's
Secret. We are taking steps to expand our customer base and to increase our sales to existing customers, so as to compensate for the decline in sales of existing customers, however, we estimate that an increase in our sales to existing customers and sales to new customers will only partially compensate for the decline in our sales.

     The following table outlines the dollar amount and percentage of total sales to our customers:

CUSTOMER                            2006                          2007                         2008
                            ---------------------        ---------------------        ----------------------
                                                         (Dollars in millions)

Victoria's Secret(1)        $ 72.6          38.6%        $ 62.1          39.1%        $ 56.9          32.7%

Nike                        $ 54.2          28.8%        $ 37.4          23.6%        $ 40.3          23.2%

Target                      $ 18.9          10.0%        $ 18.2          11.4%        $ 16.6           9.5%

Gap                         $  7.6           4.0%        $  3.6           2.3%        $  6.5           3.7%

Others                      $ 34.8          18.6%        $ 37.3          23.6%        $ 53.5          30.9%

Total                       $188.1           100%        $158.6           100%        $173.8           100%

-------------------------

(1) Includes sales to Mast Industries, Inc. on behalf of Victoria's Secret,
Victoria's Secret Catalog and Cacique.

     We established our relationship with our largest customer, Victoria's
Secret, in 1991. Currently, we manufacture underwear, nightwear, loungewear, bodysuits, active-wear and bras for Victoria's Secret. As described above, during the second quarter of 2009 we experienced a significant decrease in our sales to Victoria's Secret. In addition, during the past few years we have been asked by Victoria's Secret to reduce the prices of Victoria's Secret's Logo program. See "Item 3. Key Information - 3D. Risk Factors - We depend on a small number of principal customers who have in the past bought our products in large volumes. We cannot assure that these customers or any other customer will continue to buy our products in the same volumes or on the same terms".

     We began our working relationship with Nike in 2000. Currently, we supply them with active-wear for men and women. As described above, during the second quarter of 2009 we experienced a significant decrease in our sales to Nike.

     We continue to seek to expand and strengthen our relationship with
Victoria's Secret and Nike by providing the retailers with a continuing line of new products. However, we cannot assure that Victoria's Secret or Nike will continue to buy our products in the same volumes or on the same terms as they did in the past.

     We began our relationship with Target in 2000, which was an existing customer of Tefron USA. Currently, we supply Target with underwear for men and women, bras, active-wear and swimwear products.

     We began our working relationship with The Gap in 1993. Currently, we supply The Gap with underwear and sleepwear.

     We began our working relationship with lululemon athletica in 2006.
Currently, we supply lululemon athletica mainly with underwear and active-wear for men and women.

     The supply times for goods to customers are determined by the purchase order and vary from order to order.

     The volume of products ordered by customers is subject to the cyclical variations in their business. See "Item 3. Key Information - 3D. Risk Factors -
Our principal customers are in the clothing retail industry, which is subject to substantial cyclical variations. Current economic conditions in our target markets are expected to adversely affect our sales. Our revenues will decline significantly if our principal customers do not continue to buy our products in large volumes or if any of our principal customers fails to satisfy its payment obligations to us due to an economic downturn or for any other reason."

     We depend on a small number of principal customers. Our principal customers are in the retail industry, which is subject to substantial cyclical variations.
Our annual and quarterly results may vary, which may cause our profits and/or the market price of our Ordinary Shares to decline. Consequently, there can be no assurance that sales to current customers will continue at the current rate.

ISRAELI TAX INCENTIVES

     The Israeli government has established tax incentive programs for enterprises that invest and do business in Israel. Israeli government support is provided primarily to industrial and tourism companies that help fulfill certain economic objectives of the Israeli government, such as creating employment in selected locations in Israel, competing in international markets, utilizing innovative technologies, producing value-added products and generating income in foreign currency.

     LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959

     Certain of our production and development facilities have been granted
"Approved Enterprise" status pursuant to the Law for the Encouragement of
Capital Investments, 1959 (the "Investment Law") under the grant track. The
Investment Law provides that a capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Trade
of the State of Israel, known as the Investment Center, be designated an
Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific Approved Enterprise. To date, we have enjoyed
Israeli government grants with respect to such programs for significant amounts of our capital expenditures. Such grants were available from 1997 to 2007 for an amount equal to 24% of the eligible annual capital expenditures for programs not exceeding investments of NIS140 million in any year., and for an amount equal to
20% of the eligible annual capital expenditures for projects exceeding investments of NIS140 million. Following the exhaustion of our net operating loss carry forwards in 1997, we began in 2007 to benefit from certain tax incentives as a result of the Approved Enterprise status of certain of our facilities. Approved Enterprises related to investment programs from January
1997 onwards in designated areas, which include the location of our primary plants, are exempt from tax for the first two years of the Benefit Period commencing in the first year in which the taxable income is generated.

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

     Hi-Tex has elected 2007 as its Year of election under the "alternative track". Under this track, enterprises which are located in designated areas are exempt from tax for ten years from the first year in which the taxable income is generated.

     On June 30, 2008, Hi-Tex and Macro filed an application for a pre-ruling with the Income Tax Professional Department, requesting beneficiary enterprise status and determination of 2007 as the Year of election. To date, Hi-Tex and
Macro have not yet received a response from the Tax Authorities.

     Macro has elected 2007 as the Year of Election under the alternative track, pursuant to the amendment to the Law.

     We do not intend to distribute any amounts of our undistributed tax-exempt income derived from an "Approved Enterprise" as a dividend. We intend to reinvest our tax-exempt income and not to distribute such income as a dividend.
No deferred income taxes have been provided on income attributable to our
Approved Enterprise programs as the undistributed tax exempt income is essentially permanent in duration.

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

COMPETITION

     The intimate apparel, active-wear and swimwear markets are highly competitive. The competition in the fields in which we operate is focused on four main parameters: the price of the product, its quality, the level of customer service, and also, in the sportswear and swimwear market as well as in the Seamless market, innovative design and adapting to the dictates of fashion and consumer taste.

     Our products compete with products of other manufacturers in Israel,
Europe, the United States, South and Central America and Asia. Most competition with other manufacturers in the clothing industry focuses on reducing production costs, reducing supply lead times, design, product quality, and efficiency of supply to the customer. Since production costs depend to a large extent on labor costs, in recent years most production in the industry has been moved to countries where the labor costs are low. Some of our competitors have a lower cost base, longer operating experience, broader customer base and other advantages over us which allow them to compete with us.

     In addition, our competing manufacturers from the Far East have established relationships with our customers which erode the prices of some of our Cut & Sew products and reduce our sales of these products. As a result, the products that involve labor intensive manufacturing processes that are not based on our special technologies, are almost all manufactured through subcontractors in the
Far East and in Jordan. We are examining the possibility of transferring more of our production activity to countries where labor costs are low. We cannot be certain that our customers will not ask for production of our products by means of third parties, including direct contacts with subcontractors who are currently working through us. For our Seamless products that are more technology dependent, we endeavor to maintain our competitive position based on innovation and development.

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

     We benefit from Israel's status as one of the few countries in the world that currently has free trade agreements with the United States, Canada, the EU and the EFTA which permit us to sell our products in the United States, Canada and the member countries of the EU and the EFTA free of customs duties and imports quotas. Further, government incentives that reduce the cost of our equipment may not be available to us in other countries. We are also able to sell our products manufactured at our facilities in Jordan to the United States and Europe free from customs duties and import quotas under certain conditions.
These favorable terms enable us to maintain the core of our knowledge-based operation in Israel, while competing on the basis of price. We are also able to sell from Egypt to the United States and Europe free from customs duty and import quotas.

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

     There is substantial uncertainty about how or whether any peace process will develop or what effect it may have upon us. During the summer of 2006,
Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist
Shiite militia group, which involved thousands of missile strikes and disrupted most day-to-day civilian activity in northern Israel. Further, the establishment of a Hamas government in Gaza and the subsequent armed conflict with Hamas in the Gaza Strip, in which Israel was engaged during the winter of 2008-2009, has created additional unrest and uncertainty in the region. Ongoing violence between Israel and its Arab neighbors and Palestinians may have a material adverse effect on our business, financial condition or results of operations.

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

     Israel is a party to Qualified Industrial Zones agreements - since 1998 with Jordan and the United States, and since December 2004, with Egypt and the
United States. These agreements, as well as the free trade agreement between the
European Union, the United States and Egypt, enable us to execute part of our manufacturing process in defined zones in Jordan or in Egypt (including by producing parts of the product in Israel), and enjoy exemption from U.S. custom duties and quotas once exported to the United States and to countries of the
European Union.

     In 1985, Israel and the United States entered into an agreement to establish a Free Trade Area that has eliminated all tariff and certain non-tariff barriers on most trade between the two countries. On January 1, 1993, an agreement between Israel and the EFTA established a free trade zone between
Israel and the EFTA nations. In recent years, Israel has established commercial and trade relations with a number of other nations (including China, Russia,
India and other nations in Asia and Eastern Europe) with which Israel had not previously had such relations.

     As of January 1, 2005, the member states of the World Trade Organization removed some of the tariffs on textile products. As a result of this, some of the textile products manufactured in a member state of the World Trade
Organization are no longer subject to the tariff limitations. These changes enable retailers, clothing companies and others to import unlimited amounts of textile products from member states as stated, where the cost of production is low. As a result of this, the prices of textiles and clothing throughout the world, including our products, must cope with downward pressure on prices, and these prices may continue to decline. Since such a reduction in prices will be more rapid than our ability to reduce costs, it is possible that the Company's business and operating results will be negatively influenced.

     In 2006, some of the tariffs on textile products produced in China were put back in place by the member states of the World Trade Organization. As of
January 1, 2009, the safeguard restricting policy, that had been applied by the
United States and the European Union until that time in relation to products in certain categories imported from China was cancelled. The cancellation of this policy may influence our competitive ability.

U.S. GOVERNMENT REGULATION

     Our manufacturing and other facilities in the USA, Israel, Europe, Jordan.
China, India, Cambodia and Morocco are subject to various local regulations relating to the maintenance of safe working conditions and manufacturing practices. Management believes that it is currently in compliance in all material respects with all such regulations.

4C.  ORGANIZATIONAL STRUCTURE

     Our significant subsidiaries are the following wholly-owned subsidiaries:
(i) Hi-Tex Founded by Tefron Ltd., a company incorporated under the laws of
Israel, (ii) Macro Clothing Ltd., a company incorporated under the laws of
Israel, (iii) Tefron USA, Inc., a company incorporated under the laws of
Delaware, (iv) El-Masira Textile Company Ltd., a company incorporated under the laws of Jordan and (v) Tefron UK Limited, a company incorporated under the laws of the United Kingdom.

4D.  PROPERTY, PLANTS AND EQUIPMENT

ISRAEL

     As of December 31, 2008, we maintained manufacturing and administrative facilities at the following sites in Israel and Jordan:

                                               APPROX.                LEASE
                                               SQUARE   NUMBER OF   EXPIRATION
FACILITY IN ISRAEL                            FOOTAGE   EMPLOYEES       (1)      FUNCTION
-----------------------------------          --------   ---------   -----------  ---------------------------------------------------

Petach Tikva                                    1,900        4       2013        Management offices, partly sublease

Misgav:  Central Factory -  Tefron(2)          83,000      127       2021        Development, Knitting packaging, storage and
                                                                                 administrative functions

Misgav:  Central Factory - Hi-Tex 1(2)        143,000      523       2023        Development, Knitting, sewing, packaging, storage
                                                                                 and administrative functions

Misgav:  Central Factory -  Hi-Tex 2(2)       178,000      109       2024        Knitting, packaging and storage

Holon - Macro Center                           12,000       87       2012        Design, development, Sewing and administrative
                                                                                 functions

Yarka                                          23,000      285       2012        Sewing and packaging

Netanya:  Dyeing Factory(3)                    38,000       14          -        Dyeing and finishing

FACILITY IN JORDAN

Irbid                                         229,000    1,018       2009(4)     Pressing, Sewing and packaging factory and logistic
                                                                                 and some other manufacturing processes

(1)  Including any renewal options.

(2)  Not including an additional option for a 12-15 year lease exercisable every three years on 90 days' prior advance notice.

(3)  The company's site in Netanya was closed in January 2009.

(4)  The agreement is renewable annually at our option.

     For a description of our plans regarding our facilities, see Note 8 of the
Notes to the Consolidated Financial Statements.

     We believe that our existing facilities in Israel and Jordan are well-maintained, in good operating condition and provide adequate space for our current level of operations as well as for a significant increase in sales volume.

UNITED STATES, ENGLAND AND CHINA

     As of December 31, 2008, Tefron USA, Tefron UK and Macro maintained a warehouse and distribution logistical center and administrative facilities at the following sites in the United States, England and China:

FACILITY IN UNITED STATES,               APPROX.         NUMBER OF
ENGLAND AND CHINA                    SQUARE FOOTAGE      PERSONNEL    FUNCTION
--------------------------           --------------      ----------   -------------------------------

Valdese, NC - Warehouse                  163,610             17        Warehouse and distribution
                                                                       Logistical center and
                                                                       stitching headquarters USA

Valdese, NC                               52,644              -        Subleased

New York City - Offices                    1,500              2        Sales Offices and Showroom

Portland, OR- Offices                      2,450              4        Sales Offices and Showroom

London, England - Offices                    710              2        Sales Office

Dong Guang, China - Office                 6,000             13        Sourcing and development

Dong Guang, China - Office                 4,500             32        Sewing samples

     Both plants in Valdese, North Carolina are of brick and steel construction, and most areas have been air-conditioned. Since April 2005, we are leasing for a period of seven years 1,500 square feet at 150 West 30th Street New York, New
York. The remainder of Tefron USA's physical properties are held in fee simple.
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

     We have two segments: Seamless (also called Hi-Tex) and Cut & Sew. Our
Seamless Division, which manufactures intimate apparel and active-wear products, generated approximately 49.6% of our revenues during 2008. Our Cut & Sew
Division, which manufactures intimate apparel, active-wear and swimwear products, generated approximately 50.4% of our revenues during 2008.

     Our Hi-Tex manufacturing process, which is conducted through our subsidiary, Hi-Tex, involves a vertically integrated production process, from the design of the product to the knitting, dyeing and sewing of the product.
However, our Hi-Tex manufacturing process utilizes state-of-the-art technology that eliminates a significant number of stages of the manufacturing process while enabling our Hi-Tex Division to produce a substantially wider range of fabrics, styles and product lines at a consistently high level of comfort, quality and durability. The Hi-Tex manufacturing process was developed in-house through the adaptation and configuration of machinery and equipment purchased from third parties. Although developed for our exclusive use, most of these adaptations and configurations are not patented. The manufacturing for our
Hi-Tex Division takes place mainly in Israel, where we had 765 fully equipped
Santoni knitting machines as of December 31, 2008.

     Our Cut & Sew manufacturing process also involves a vertically integrated production process. We are involved in all steps in the process, from the design of the product to the knitting, dyeing, cutting and sewing of the product. The knitting, dyeing and cutting processes for our intimate apparel and active-wear products of our Cut & Sew Division take place in Israel and most of the sewing for these products takes place in Jordan. Our swimwear products are produced by subcontractors mainly in the Far East. Recently we have also begun to manufacture some of our swimwear in Morocco, and we continue to examine the financial feasibility of using subcontractors in various countries, including
Egypt.

     2008 DEVELOPMENTS

     Despite our increased sales across all our product lines in 2008, our profits were adversely impacted by a number of factors, including the manufacturing challenges at our Hi-Tex Division that continued to increase our costs and decrease our operating efficiency and the significant devaluation of the U.S. dollar versus the NIS in 2008 compared to 2007, a $4.5 million inventory write off due to the difficulties in selling our older Cut & Sew collections in the weak economic environment and the other factors described below. Since the fourth quarter of 2008, we have faced liquidity challenges due to the worsening global economic environment, our ongoing operating difficulties and the reduction by our bank lenders of the credit available to us.

     In our Hi-Tex Division, during 2008, we contended and are still contending with the need to address operating difficulties and the efficiency of manufacturing procedures. In order to cope with competition worldwide, we have endeavored to supply our customers with advanced innovative and fashionable products that are sometimes complicated to produce, and supply them in quantities that meet our customers' needs. As a result we sometimes have to deal with operating difficulties arising from the complexity of production and short production runs. The learning curve required for the manufacture of new and technologically advanced products, which are ordered in short production runs for a larger number of apparel categories, continued to increase our costs and decrease our operating efficiency. We are working to overcome the manufacturing challenges in our Hi-Tex Division and streamline our production process.

     In order to improve our operating efficiencies and in view of the global recession, in early 2009 we formulated a comprehensive action plan geared toward optimizing and consolidating production processes, including improved manufacturing efficiency by consolidating multiple manufacturing facilities operating in Jordan to fewer, larger manufacturing facilities; improving utilization of knitting capacity and reducing knitting costs; changing the development processes (in order to address the production demands already at the development stage); the integration of an advanced system of quality assurance with precise feedback to the manufacturing process; a reduction in time margins between the various manufacturing stages in favor of a shortening of the supply to customer time; a reduction in the level of wastage; a 15% headcount reduction; and a 5% to 15% reduction in payroll. As of the date of this report, we have completed the implementation of the efficiency plan.

     The cost structure of our manufacturing process for intimate apparel and active-wear products, which takes place principally in Israel, Jordan and the
Far East continues to be higher than the cost structure of our competitors in the Far East, Egypt and Central America. This competition, mainly for the sale of intimate apparel products, has caused the continued erosion of our prices in
2008, particularly for our Cut & Sew older collections, and the current global recession has made it more difficult for us to sell these collections. In recent years, there has been an increase in the cost of purchasing finished clothing items from subcontractors in the Far East and Jordan, due mainly to the increase in wage costs and associated costs of production in these countries, and the strengthening of local currencies against the US dollar, and this has increased our costs. We also face price pressure as a result of the worsening of the economic situation because manufacturers and marketers want to move their stock even if this means cutting prices. The worsening of the economic situation is also leading to stiffer competition for us and for our customers.

     We are moving as much of our Cut & Sew labor intensive manufacturing processes from Israel to Jordan, the Far East, and other locations to benefit from the lower labor costs in those locations. Our Cut & Sew manufacturing process for swimwear products continues to take place in the Far East to keep costs low. We have also begun to manufacture some of our swimwear in Morocco, and we continue to examine the financial feasibility of using subcontractors in other various countries. We are currently in advanced negotiations with third parties to establish a joint venture in Egypt to manufacture products on behalf of our customers. The joint venture would be established through an Egyptian company, in which we would hold a 50% interest and the remaining interests would be held by three other partners. There is no guarantee that the joint venture will be established or that the negotiations will lead to a binding agreement for the establishment of the joint venture.

     In addition, as part of our strategy to increase our capacity to make use of excess finished goods and raw materials, we have begun selling surplus inventory locally within Israel, and we intend to open a few outlet stores as well, which we anticipate will provide us with positive cash flow and enable us to monetize written-down inventory. Furthermore, we have increased our focus on marketing our products to European retailers in an effort to take advantage of the current economic decline to increase and diversify our customer-base, focusing on regions which for us are under-penetrated.

In the beginning of the second quarter of 2009, we expect a significant decrease in our sales, including to our two main customers, Nike and Victoria's Secret.
We are taking steps to expand our customer base and to increase our sales to existing customers, so as to compensate for the decline in sales to our existing customers; however, we estimate that an increase in our sales to existing customers and sales to new customers will only partially compensate for the decline in our sales to our two main customers.

     CURRENCY; REVENUES; RAW MATERIALS

     The currency of the primary economic environment in which our business is conducted is the U.S. dollar. Consequently, we use the dollar as our functional currency. Transactions and balances denominated in dollars are presented at their dollar amounts. Transactions and balances in other currencies are converted into dollars and resulting gains and losses are included in the statement of income. The financial information below reflects our operations on a consolidated basis.

     Substantially all of our revenues are derived from the sale of our products, primarily in the United States. We recognize revenues from the sale of our products upon delivery when all other revenue recognition criteria are met.
Our payment terms vary based on customer and length of relationship. Our payment terms for our significant customers are between 30 and 60 days from the date of supply and the issuance of an invoice. We do not have any long-term supply obligations.

     We purchase our raw materials from several international and domestic suppliers and historically have not experienced any difficulty in obtaining raw materials to meet production requirements. During 2008, there was a relative rise in the prices of raw materials, mainly due to a decline in the dollar rate against most other currencies in the world, and a rise in the prices of inputs worldwide. Raw materials are generally purchased against actual orders or customers' firm commitments, although we have a policy of maintaining a minimum level of those raw materials that are in repeated demand. From time to time, when market conditions are favorable, we have entered into contracts with various suppliers of basic cotton for delivery over a period of three to six months.

CRITICAL ACCOUNTING POLICIES

     We prepare our consolidated financial statements in conformity with
International Financial Reporting Standards ("IFRS") as issued by the
International Accounting Standards Board ("IASB"). As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available at the time they are made. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of expenses during the periods presented.

     IFRS 1 allows first-time adopters certain exemptions from the general requirement of retrospectively applying those IFRS that are effective as of
December 31, 2008. The Group has applied the following exemptions:

     IFRS 3, Business Combinations, has not been applied to acquisitions of subsidiaries or of interests in associates and joint ventures that occurred before January 1, 2007.

     IFRS 2, Share-based Payment, has not been applied to equity instruments that were granted on or before November 7, 2002, nor has it been applied to equity instruments granted after November 7, 2002 that vested before 1 January
2007.

     Our management believes the significant accounting policies which affect management's more significant estimates, judgments, and assumptions used in the preparation of the Company's consolidated financial statements and which are the most critical to aid in fully understanding and evaluating the Company's reported financial results include the following:

     o    Revenue recognition;

     o    Inventories;

     o    Impairment of fixed assets;

     o    Deferred tax assets;

     o    Legal claims; and

     o    Allowance for doubtful debts.

     REVENUE RECOGNITION

     Revenues from sales are recognized in accordance with International
Accounting Standard 18, "Revenue" ("IAS No. 18"), when the revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Company and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Revenues are measured at the fair value of the consideration received, minus surcharges and quantity discounts.

     INVENTORIES

     The Company reviews in each period the state and age of inventories and records a provision for slow-moving inventories accordingly. In order to assess the ability to use these inventories in the future, the Company relies on technical data and on assumptions with regard to anticipated order backlog.

     IMPAIRMENT OF FIXED ASSETS

     Our property, plant and equipment are reviewed for impairment in accordance with International Accounting Standard 36, "Impairment of assets" ("IAS No.
36"). The provision for impairment of fixed assets recorded up to the recoverable amount of said asset, provided that this amount is lower than the asset cost on Company financial statements. The recoverable amount is the higher of fair value net of selling cost, and net value in use based on discounted cash flow. In order to determine the recoverable amount of fixed assets, the Company has engaged a qualified independent valuator. Provision for impairment of plant, property and equipment in 2008 amounted to $2.1 million according to an asset valuation assessment. In 2007, no impairment was recorded.

     DEFERRED TAX ASSETS

     Deferred tax assets are recognized for unused carryforward tax losses and temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies.

     LEGAL CLAIMS

     In estimating the chances of the legal claims filed against the Company and its investees, the companies relied on the opinion of their legal counsels. The estimates of these counsels are based on their best professional judgment, taking into account the stage of proceedings and historical legal experience in the different issues. Since the outcome of the claims will be determined in courts, the results could differ from these.

     ALLOWANCE FOR DOUBTFUL DEBTS

     Company's management regularly reviews accounts receivable and assesses their collectability. Accordingly, the Company makes a provision for debts whose collection is doubtful.

RESULTS OF OPERATIONS

     OUR FINANCIAL STATEMENTS HAVE BEEN PREPARED IN ACCORDANCE WITH IFRS AS
ISSUED BY THE IASB. THESE ARE OUR FIRST CONSOLIDATED FINANCIAL STATEMENTS THAT
WERE PREPARED IN ACCORDANCE WITH IFRS AND IFRS 1 -"FIRST TIME ADOPTION OF
INTERNATIONAL FINANCIAL REPORTING STANDARDS". THE PREPARATION OF THE
CONSOLIDATED FINANCIAL STATEMENTS IN ACCORDANCE WITH IFRS RESULTED IN CHANGES TO
THE ACCOUNTING POLICIES AS COMPARED WITH THE MOST RECENT ANNUAL FINANCIAL
STATEMENTS PREPARED IN ACCORDANCE WITH US GAAP. THE ACCOUNTING POLICIES HAVE
BEEN APPLIED CONSISTENTLY TO ALL PERIODS PRESENTED IN OUR CONSOLIDATED FINANCIAL
STATEMENTS INCLUDED ELSEWHERE IN THIS ANNUAL REPORT. THEY ALSO HAVE BEEN APPLIED
IN PREPARING AN OPENING IFRS BALANCE SHEET AS OF JANUARY 1, 2007 FOR THE
PURPOSES OF THE TRANSITION TO IFRS, AS REQUIRED BY IFRS 1. THE IMPACT OF THE
TRANSITION FROM PREVIOUS US GAAP TO IFRS IS EXPLAINED IN NOTE 25 TO OUR
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008.

     The following table sets forth our results of operations expressed as a percentage of total sales for the periods indicated:

                                            YEAR ENDED DECEMBER 31,
                                              2008           2007
                                             -----          -----

Sales                                          100%           100%
Cost of sales                                 96.4           87.7
                                             -----          -----
Gross profit                                   3.6           12.3
Selling and marketing expenses                 9.7            7.8
General and administrative expenses            3.7            3.3
Other expenses                                 1.3              -
                                             -----          -----
Operating income (loss)                      (11.1)           1.2
Financial expenses, net                       (1.7)           0.8
                                             -----          -----
Income (loss) before taxes on  income        (12.8)           0.4
Tax benefit                                   (2.7)             -
                                             -----          -----
Net income (loss)                            (10.1)           0.4
                                             =====          =====

YEAR ENDED DECEMBER 31, 2008 COMPARED TO YEAR ENDED DECEMBER 31, 2007

     SALES

     CONSOLIDATED. Sales for the year ended December 31, 2008 were $173.8 million, a 9.6% increase compared to sales of $158.7 million for the year ended
December 31, 2007. Our sales of intimate apparel increased 4.2% from $89.9 million in 2007 to $93.7 million in 2008, our sales of active-wear products increased 12.2% from $42.0 million in 2007 to $47.2 million in 2008 and our sales of swimwear increased 23.5% from $26.7 million in 2007 to $33.0 million in
2008. Below is a table that describes our 2007 and 2008 sales of intimate apparel, active-wear and swimwear products:

                                                                  SALES
                        ----------------------------------------------------------------------------------------
                                          2008                                            2007
                        ----------------------------------------        ----------------------------------------
                                                         (Dollars in thousands)
                       CUT & SEW    SEAMLESS          TOTAL        CUT & SEW    SEAMLESS          TOTAL
                        --------        --------        --------        --------        --------        --------

Intimate Apparel        $ 35,969        $ 57,714        $ 93,683        $ 37,114        $ 52,763        $ 89,877
Active-wear               18,638          28,551          47,189          13,216          28,831          42,047
Swimwear                  32,957               -          32,957          26,690               -          26,690
                        --------        --------        --------        --------        --------        --------
TOTAL                     87,564          86,265         173,829          77,020          81,594         158,614

     SEAMLESS. Sales for the year ended December 31, 2008 for this segment were
$86.3 million, a 5.7% increase compared to sales of $81.6 million for the year ended December 31, 2007. This increase in sales was due to an increase of 9.3%
of our sales of intimate apparel products from $52.8 million in 2007 to $57.7 million in 2008 due to initial sales to new customers such as Maidenform, which were partially offset by a decrease of 1.0% in our sales of active wear from
$28.8 million in 2007 to $28.6 million in 2008.

     CUT & SEW. Sales for the year ended December 31, 2008 for this segment were $87.6 million, a 13.7% increase compared to sales of $77.0 million for the year ended December 31, 2007. This increase in sales was mainly due to an increase of 41.0% in our sales of active wear from $13.2 million in 2007 to
$18.6 million in 2008, which was due to our sales to Nike for their 'new generation' of the Pro Core category, as well as an increase of 23.6% in our sales of swimwear from $26.7 million in 2007 to $33.0 million in 2008, which was due to a postponement of orders by some of our customers from the fourth quarter of 2007 to the first quarter of 2008. This increase in sales was partially offset by a decrease of 3.1% in our sales of intimate apparel from $37.1 million in 2007 to $36.0 million in 2008.

     COST OF SALES

     Cost of sales consists primarily of materials, various salaries and related expenses, subcontracting expenses and other overhead expenses related to our manufacturing operations. Cost of sales increased by 20.4% to $167.6 million in
2008 as compared to $139.1 million in 2007 due to an increase in our sales volume. As a percentage of sales, cost of sales increased to 96.4% in 2008 as compared to 87.7% in 2007. This increase was primarily due to (i) the devaluation of the US Dollar versus the NIS; (ii) the higher proportion of Cut &
Sew products in our active-wear sales mix which have a lower profitability than those of the Seamless products; (iii) the continuing manufacturing challenges in our Hi-Tex Division, which we have not yet been able to overcome; and (iv) an inventory write-off in the amount of $4.5 million in 2008, compared to an inventory write-off in the amount of $1.3 million in 2007.

     SELLING AND MARKETING EXPENSES

     Selling and marketing expenses consist primarily of costs relating to salaries to employees engaged in sales, marketing and distribution and to freight costs. Selling and marketing expenses increased by 36.3% to $17.0 million in 2008 as compared to $12.4 million in 2007. This increase was primarily due to an increase in air freight costs resulting from late shipments.
As a percentage of sales, selling and marketing expenses increased from 7.8% in
2007 to 9.7% in 2008 due to the reasons noted above.

     GENERAL AND ADMINISTRATIVE EXPENSES

     General and administrative expenses consist primarily of costs relating to administration and management activities and other administrative costs. General and administrative expenses increased by 23.4% to $6.4 million in 2008 as compared to $5.2 million in 2007. This increase was primarily due to the expenses derived from the acquisition of the operations of Excelsior and an increase of $0.8 million in allowance for doubtful debts. As a percentage of sales, selling and marketing, general and administrative expenses increased from
3.3% in 2007 to 3.7% in 2008 due to the reasons noted above.

     IMPAIRMENT OF PLANT, PROPERTY AND EQUIPMENT

     Impairment of Plant, Property and Equipment in 2008 amounted to $2.1 million and were due to provision for impairment of plant, property and equipment according to an asset valuation assessment which was prepared as part of our adoption of IFRS accounting rules. In 2007, no impairment was recorded.

     OPERATING LOSS

     CONSOLIDATED. Operating loss for the year ended December 31, 2008 was $19.2 million (11.1% of sales), compared to operating income of $1.8 million (1.2% of sales) for the year ended December 31, 2007. This operating loss was due to the decrease in gross profit, for the reasons discussed above.

     SEAMLESS. Operating loss for the year ended December 31, 2008 for this segment was $15.8 million, compared to operating loss of $0.4 million for the year ended December 31, 2007. This increase in operating loss was due to the continuing manufacturing challenges in our Hi-Tex Division, the $2.1 million impairment of fixed assets, charge backs and the devaluation of the US dollar versus the NIS, as discussed above.

     CUT & SEW. Operating loss for the year ended December 31, 2008 for this segment was $3.4 million, compared to operating income of $2.3 million (2.9% of sales) for the year ended December 31, 2007. The transition from operating income to an operating loss resulted mainly from the continuous pricing pressure regarding older collections of our intimate apparel product line, a significant inventory write-off and devaluation of the US dollar versus the NIS, as discussed above.

     FINANCIAL EXPENSES, NET

     Financial expenses, net increased by 134.1% to $3.0 million in 2008 as compared to $1.3 million in 2007. This increase was mainly due to (i) the significant devaluation of the US Dollar versus the NIS, which increased the US dollar value of our NIS denominated liabilities, (ii) an increase in our net bank debt and (iii) a write-down of $0.6 million in the carrying value of our portfolio of auction rate securities.

     INCOME TAXES

     The tax benefit in 2008 was $4.7 million as compared to a tax benefit of
$35.0 thousand for 2007. The main reason for this increase in tax benefit was primarily due to transition from pre-tax income of $0.6 million in 2007 to pre-tax loss of $22.3 million in 2008.

LIQUIDITY AND CAPITAL RESOURCES

     2008 SOURCES AND USES OF CASH

     During 2008, the cash flow used in operating activities amounted to $7.7 million compared to a positive cash flow provided from operating activities of
$3.0 million in 2007. In addition, we received:

     o    Proceeds of $13.1 million from the sale of marketable securities and the maturity of bank deposits, net,

     o    Proceeds of $9.3 million from short-term bank credit, and

     o    Proceeds of $6.0 million from long-term bank loans.

     This cash flow was used to repay a net amount of $9.8 million in bank debt, invest $3.3 million, net, in property, plant and equipment and intangible assets, pay a $8.0 million dividend to shareholders and, together with other cash flow activities, decrease our cash and cash equivalents, deposits and marketable securities balance by $0.8 million from $2.4 million at December 31,
2007 to $1.6 million at December 31, 2008. This cash balance will be sufficient for the next 12 months.

     Cash provided by operating activities is net income (loss) adjusted for certain non-cash items and changes in assets and liabilities. For 2008, cash used in operating activities was $7.7 million, compared to cash provided by operating activities of $3.0 million in 2007. The negative cash flow from operating activities in 2008 as compared to the positive cash flow generated by operating activities in 2007 was mainly due to the loss of $17.6 million in
2008, compared to net income of $0.6 million in 2007.

CONTRACTUAL AND OTHER COMMITMENTS

     We have various commitments primarily related to long-term debt. The following tables provide details regarding our contractual cash obligations and other commercial commitments subsequent to December 31, 2008 (US dollars in millions):

CONTRACTUAL OBLIGATIONS(1) (2)             TOTAL        2009         2010         2011          2012        2013+
------------------------------             -----        -----        -----        -----        -----        -----

Long-Term Bank Debt (3)                    $15.5        $ 4.1        $ 4.2        $ 4.2        $ 3.0            -
                                           -----        -----        -----        -----        -----        -----
Operating Lease Obligations                $10.5        $ 3.2        $ 3.0        $ 2.9        $ 1.4            -
                                           -----        -----        -----        -----        -----        -----
Employee Benefit Liabilities,
net (4)                                    $ 2.2            -            -            -            -            -
                                           -----        -----        -----        -----        -----        -----
Accounts payable - institutions            $ 3.4        $ 2.1        $ 0.9        $ 0.4            -            -
                                           -----        -----        -----        -----        -----        -----
Other Long-Term Obligations (5)                -            -            -            -            -            -
                                           -----        -----        -----        -----        -----        -----
TOTAL CONTRACTUAL CASH  OBLIGATIONS        $31.6
                                           -----        -----        -----        -----        -----        -----

                                        TOTAL AMOUNTS AVAILABLE AS OF       TOTAL CREDIT LINES AS OF
OTHER COMMERCIAL COMMITMENTS                 DECEMBER 31, 2008               DECEMBER 31, 2008 (6)
----------------------------                 -----------------               ---------------------

Lines of Credit                                   $ 7.0                               $15.3
                                                  -----                               -----
Guarantees/Letters of Credit                      $ 2.2                               $ 5.4
                                                  -----                               -----
TOTAL COMMERCIAL COMMITMENTS                      $ 9.2                               $20.7
                                                  -----                               -----

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

     (2) This table does not include payments of interest on our long-term bank debt, due to its variable nature. Interest on our long-term bank debt is three-month LIBOR plus 1.0%. As of June 15, 2009, the three-month LIBOR was
0.63%.

     (3) See also "Loan Facilities" below.

     (4) Employee Benefit Liabilities, net relate to accrued severance obligations to our Israeli employees as required under Israeli labor law.

     (5) This table does not include deferred tax liabilities, net, of $6.9 million. We are unable to predict when these obligations will mature.

     (6) These credit lines facilities are revolving on a yearly basis.

     LOAN FACILITIES

     The Company's bank credit facilities change from time to time depending on the Company's need for financing and on its arrangements with its bank lenders.
As of December 31, 2008, the Company's credit facilities were approximately $38 million, of which approximately $27 million was being utilized for loans and credit. During the last quarter of 2008, the Company's bank lenders decreased their short term credit facilities with the Company by an aggregate of $6.6 million, and the total credit facilities following the decrease amounted to
$38.0 million as of December 31, 2008.

     The loan facilities are secured by a floating lien on all of the Company's assets.

     The bank loan agreements contain various covenants which require, among other things, that we maintain certain financial ratios related to shareholders'
equity and operating results. In addition, the terms prohibit us from incurring certain additional indebtedness, limit certain investments, advances or loans and restrict substantial asset sales, cash dividends and other payments to our shareholders. These covenants and restrictions could hinder us in our operations and growth, and our failure to comply with the covenants and restrictions could lead to a default under the terms of these agreements.

     As of December 31, 2008, there was one financial covenant in the long-term loan agreements with our bank lenders that we did not meet. As such, we have classified these loans and presented them as of December 31, 2008 as part of the current liabilities in accordance with the instructions of IAS 1. In March 2009, we received waivers from all of our bank lenders in which our bank lenders agreed that our failure to meet our financial covenants as of December 31, 2008 would not accelerate our payment obligations under our loan agreements so long as we meet the financial covenants as of March 31, 2009. The original financial covenant terms were not changed. As of March 31, 2009, we met all the covenant terms in our loan agreements.

     EQUITY FINANCINGS

     All share and per share information in this Annual Report has been adjusted to give retroactive effect to a ten-for-one reverse split of our ordinary shares that became effective on January 22, 2009.

     On April 22, 2004, we issued to Norfet, controlled by FIMI Opportunity Fund and certain other co-investors, approximately 353,000 Ordinary Shares at a base price of $42.5 per share and to a group of investors represented by Mr. Zvi
Limon, or Leber, approximately 107,000 of our Ordinary Shares at a base price of
$46.5 per share. See "Item 10. Additional Information - C. Material Agreements -
FIMI Agreements." We applied most of the aggregate amount of $19.7 million from these investments to repay short-term debt. On April 5, 2005, we issued, with no further consideration, additional shares to Norfet and Leber according to share purchase price adjustment mechanisms included in the investments agreements with these investors.

     On January 10, 2006, we completed a public auction of our Ordinary Shares and Option Certificates (Series 1) in Israel. A total of 100,000 units, consisting of 1.8 Ordinary Shares and 0.6 Option Certificates each, were issued in the offering at a price of NIS 7,016.4 (approximately $1,514.8) per unit.
Each Option Certificate was exercisable into one Share until January 9, 2007 at an exercise price of $94.9 per Ordinary Share denominated in NIS (subject to adjustment for dividend distributions). Of the total number of Option
Certificates issued, 57,274 were exercised and 2,725 expired. Our total net proceeds from the offering were approximately $13.8 million for shares plus approximately $5.7 million generated from the exercise of the Option
Certificates. The Ordinary Shares and the shares issued upon the exercise of the
Option Certificates are listed for trading on the Tel Aviv Stock Exchange.

     OUTLOOK

     We currently believe that our cash flow from ongoing operations and our available cash on hand and bank credit will be sufficient to finance all of our ongoing costs and our planned investments in our business through at least the end of 2009. However, it is possible that a worsening of the economic recession will require us to obtain other sources of financing. Current economic conditions have, among other things, led to a limitation in the amount of available credit available to us, and in recent months we have been contending with limited credit after our banks reduced the credit lines at our disposal. We will need to raise additional funds in the near future in order to satisfy our working capital and capital expenditure requirements. To that end, our Board of
Directors on December 9, 2008 resolved to issue rights to our shareholders to acquire additional shares of our Company. We estimate that we will begin the process of raising capital at the beginning of the third quarter of 2009, subject to market conditions and other factors, although there is no guarantee that we will be successful.

     In addition, as part of our strategy to increase our capacity to make use of excess finished goods and raw materials, we have begun selling surplus inventory locally within Israel, and we intend to open a few outlet stores as well, which we anticipate will provide us with positive cash flow and enable us to monetize written-down inventory. We opened the first two such stores in
Israel, at a company site in Teradyon, in January 2009 and in Kfar Saba, in May
2009. Furthermore, we have increased our focus on marketing our products to
European retailers in an effort to take advantage of the current economic decline by increasing and diversifying our customer-base, focusing on regions which for us are under-penetrated.

     However, we have been affected by operational difficulties in our Hi-Tex
Division during the first quarter of 2009 and although we have implemented an efficiency plan, we may continue to face manufacturing difficulties in the future. In addition, beginning in the second quarter of 2009, we expect a significant decrease in our sales, including to our two main customers, Nike and
Victoria's Secret. We are taking steps to expand our customer base and to increase our sales to existing customers, so as to compensate for the decline in sales to our existing customers; however, we estimate that an increase in our sales to existing customers and sales to new customers will only partially compensate for the decline in our sales to our two main customers. See "Item 3.
Key Information - 3D. Risk Factors," and in particular "- We face liquidity challenges and will need to raise additional capital in the very near future, which may not be available to us," We depend on a small number of principal customers who have in the past bought our products in large volumes," "Our principal customers are in the clothing retail industry, which is subject to substantial cyclical variations. Current economic conditions in our target markets are expected to adversely affect our sales" "Our expansion into new product lines with complicated products and different raw materials, facing shorter production runs, reduced our operating efficiency during 2007 and 2008, and we may also face operating efficiency difficulties in the future," and "-
Our markets are highly competitive and some of our competitors have numerous advantages over us; we may not be able to compete successfully."

DESIGN AND DEVELOPMENT OF PRODUCTS

     Our design and development of products department continually strives to improve technologies and products and develop new lines of products. We invested approximately $5.5 million in 2006, $7.1 million in 2007 and $8.1 million in
2008 on design and development of products.

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

     In 2005, the rate of devaluation of the NIS vis-a-vis the dollar exceeded the inflation rate in Israel. During 2005, the rate of inflation was 2.4%, while the NIS devalued against the U.S dollar by 6.9%. During 2004, 2006, 2007 and
2008, the rate of inflation was 1.2%, (0.1)%, 3.4% and 3.8%, while the NIS appreciated versus the U.S dollar by 1.6%, 8.2%, 9.0% and 1.1%, respectively, and this negatively affected our profitability.

     Due to the appreciation of the NIS vis-a-vis the dollar, we incurred gross expenses of approximately $0.2 million in 2008 and $1.0 million in 2007. This amount does not take into account hedging transactions performed by the Company during 2007 and 2008, which diminished the adverse effect of the appreciation of the NIS in relation to the dollar. Although during the second half of 2008 the
U.S. dollar appreciated vis-a-vis the NIS, the NIS may appreciate vis-a-vis the
U.S. dollar again in the future.

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

     In addition, inflation in Israel and all other off-shore locations in which we operate will have the effect of increasing the dollar cost of our operations, unless it is offset on a timely basis by a devaluation of the NIS relative to the U.S. dollar. We cannot predict any future trends in the rate of inflation in
Israel.

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
Our business may be impacted by inflation and U.S. dollar, NIS and Euro exchange rate fluctuations as well as the exchange rates of the other currencies in countries in which we operate."

EFFECTIVE CORPORATE TAX RATE

     The taxable income of Israeli corporations was generally subject to corporate tax at the statutory rate of 27% in 2008. This rate was reduced to 26%
in 2009 and is scheduled to be reduced to 25% in 2010 and beyond. However, most of our manufacturing facilities in Israel have been granted Approved Enterprise status under the Investment Law, and consequently income derived from such facilities is eligible, subject to compliance with certain requirements, for certain tax benefits beginning when such facilities first generate taxable income. We have derived most of our income from our Approved Enterprise facilities. Subject to compliance with applicable requirements, income derived from our Approved Enterprise facilities will be subject to corporate tax at a rate of 10%- 25% (based on the percentage of foreign investment in the Company)
for a seven-year period beginning in the first year we had taxable income. In addition, Approved Enterprises related to investment programs from January 1997 onwards in designated areas, which include the location of our primary plants, are exempt from tax for the first two years of the Benefit Period commencing in the first year in which taxable income is generated. Should the percentage of foreign investment in the Company exceed 25%, Approved Enterprises would qualify for reduced tax rates for an additional three years beyond the initial seven-year period.

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

     There can be no assurance that we will obtain approval for additional
Approved Enterprises/Privileged Enterprises, or that the provisions of the
Investment Law will not change, or that the above-mentioned foreign investment in our Ordinary Shares will be reached for any subsequent year. See "Item 3. Key
Information - 3D. Risk Factors - We are affected by conditions to and possible reduction of government programs and tax benefits."

EXCHANGE RATES

     The following table sets forth the representative rates of exchange published by the Bank of Israel based on US dollar- NIS transactions for the periods and dates indicated.

YEAR ENDED
DECEMBER 31,        AVERAGE RATE    HIGH        LOW      PERIOD END
-----------------       ----        ----        ----        ----
                                     (NIS PER $1.00)
                        ----------------------------------------

2004                    4.48        4.63        4.31        4.31
2005                    4.49        4.74        4.30        4.60
2006                    4.46        4.73        4.18        4.23
2007                    4.11        4.34        3.83        3.85
2008                    3.59        4.02        3.23        3.80

     The following table sets forth certain information concerning the representative rate of exchange between the NIS and the US dollar, as published for the months December 2008 through June 15, 2009.

MONTH                                  AVERAGE RATE    HIGH        LOW       PERIOD END
-----------------                          ----        ----        ----        ----
                                                        (NIS PER $1.00)
                                           ----------------------------------------

December 2008                              3.87        3.99        3.68        3.80
January 2009                               3.91        4.07        3.78        4.07
February 2009                              4.10        4.19        4.01        4.16
March 2009                                 4.16        4.25        4.02        4.19
April 2009                                 4.20        4.26        4.13        4.16
May 2009                                   4.09        4.17        3.96        3.96
June 2009 (through June 15, 2009)          3.94        4.01        3.89        3.97

     On June 15, 2009, the representative rate of exchange between the NIS and the U.S. dollar was NIS 3.965 per $1.00, as published by the Bank of Israel.
Changes in the exchange rate between the NIS and the U.S. dollar could materially affect our financial results.

     TREND INFORMATION. Beginning in the second quarter of 2009, we expect a significant decrease in our sales, including to our two main customers, Nike and
Victoria's Secret. We are taking steps to expand our customer base and to increase our sales to existing customers, so as to compensate for the decline in sales to our existing customers; however, we estimate that an increase in our sales to existing customers and sales to new customers will only partially compensate for the decline in our sales to our two main customers In addition, we have been affected by operational difficulties in our Hi-Tex Division during the first quarter of 2009, and we may continue face such difficulties during the rest of 2009 as well. For more information, see "See "Item 5. Operating and
Financial Review and Prospects - 5.B. Liquidity and Capital Resources -
Outlook".

     We have also experienced a decrease in the prices of our Cut & Sew intimate apparel products and a decrease in the sales of these products that may continue in the future.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.  DIRECTORS AND SENIOR MANAGEMENT

     The following table sets forth certain information concerning our current directors, senior management and key employees as of June 15, 2009.

NAME                       AGE        POSITION
-------------              ---        --------
Yacov Gelbard               61        Chairman of the Board
Adi Livneh                  50        Chief Executive Officer
Ishay Davidi                47        Director
Yarom Oren                  39        Director
Micha Korman                54        Director (resigned as of June 22, 2009)
Meir Shamir                 58        Director
Avi Zigelman                52        Director
Shirith Kasher              41        Director
Zvi Limon                   50        Director
Eli Admoni                  69        External Director
Yacov Elinav                64        External Director
Eran Rotem                  41        Chief Financial Officer
David Gerbi                 59        Cut & Sew Division Manager
Ronny Grundland             55        Swimwear Division Manager
Michal Baumwald Oron        36        Company Secretary and Legal Counsel (through June 14, 2009)
Goldner-Marom Orna          52        Company Secretary and Legal Counsel (commencing June 14, 2009)
Alon Shadmi                 47        VP, Marketing
Amit Tal                    39        VP, Business Development
Michael Bergman             51        VP, Technology and Development
Meir Kupershmidt            53        Hi-Tex Division Manager

------------------

     YACOV GELBARD began serving as the Company's active Chairman of the Board of Directors on January 1, 2008. Mr. Gelbard served as President and CEO of
Bezeq Ltd. from 2005 to 2007, as President and CEO of Pelephone Communications
Ltd. from 2001 to 2005, as Chairman of the "Hamashbir Fashion Warehouse" Ltd in
2001, as President and CEO of XXL (Electronic Commerce) Ltd. from 1999 to 2001, as President and CEO of Blue Square - Israel Ltd. from 1993 to 1999, and as VP of Finance of Blue Square - Israel Ltd. from 1983 to 1993. Mr. Gelbard holds a
B.A. in Economics and Accounting from Tel Aviv University, and he is a Certified
Public Accountant.

     ADI LIVNEH began serving as the Chief Executive Officer of the Company on
September 1, 2008. He currently serves as a director of our subsidiaries Hi-Tex,
Macro and Tefron U.S.A. Between 2007 and 2008, Mr. Livneh served as the CEO of
Global Wire Ltd., a producer and marketer of electrical conductors for various industries. Between 2000 and 2007, Mr. Livneh served as the CEO of Kitan Textile
Industries, a well known Israeli home textile developer, producer and manufacturer that sells its products in North America, Europe and the Far East.
Mr. Livneh holds a B.Sc degree in Mechanical Engineering from the Israeli
Institute of Technology (Technion) and a graduate degree in Business
Administration from Bar Ilan University.

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
Micro Diamond Technologies Ltd, Ophir Optronic Ltd., Oryan Agish Ltd., Orian
S.M. Ltd. (TASE), Merhav-Ceramic and Building Materials Center Ltd. (TASE),
Barbur Ltd. Gamatronic Electronic Industries, Ltd. (TASE) and Bagir Group Ltd.
Mr. Davidi holds a B.Sc in Industrial and Management Engineering from Tel Aviv
University and an M.B.A. from Bar Ilan University.

     YAROM OREN has served as a director of the Company since December 2007 and is Senior Partner at FIMI 2005 Ltd. and FIMI 2001 Ltd. Mr. Oren also serves as a director of Caesarea Creation Ltd., a textile manufacturer, Bagir Group, a suits manufacturer, Scope Metals Ltd, a metal service provider, Ginegar Plastic
Products Ltd., a plastic cover films manufacturer and Ophir Optronic Ltd. Yarom
Oren holds a B.Sc in Industrial and Management Engineering from Tel-Aviv
University and an M.B.A. from WBS, England.

     MICHA KORMAN served as a director of the Company since October 2002 until his resignation on June 22, 2009. Mr. Korman held various senior management positions in the Company from 1991 until 2003. From October 2000, he served as the Executive Vice President of the Company. Prior to that, Mr. Korman was Chief
Financial Officer of the Company from 1991 to September 2000. Mr. Korman holds a
Bachelor's degree in Economics, a Business Administration degree from Bar-Ilan
University and an LL.B degree from Kiryat Ono College and was admitted to practice law in Israel in 2007.

     MEIR SHAMIR was elected as a director of the Company on March 31, 2004 and has been the CEO of Mivtach Shamir Holdings Ltd., an investment company traded on the TASE, since 1992. From 1992 until December 2008, he also served as
Chairman of Mivtach Shamir Holdings Ltd. Mr. Shamir also serves as a director of several companies controlled by Mivtach Shamir Holdings Ltd. He also serves as a director of our subsidiaries, Hi-Tex, Macro Clothing Ltd. and Tefron USA Inc.
Mr. Shamir holds an undergraduate degree in Economics and Business
Administration from Bar Ilan University.

     AVI ZIGELMAN was elected as a director of the Company on June 28, 2005.
Since 2004 Mr. Zigelman has been a financial advisor and serves as a director.
As of December 31, 2008, Mr. Zigelman served as director in the following companies: Mizrahi Tefahot Bank Ltd., Fox Vizel Ltd., King Ltd., Ilex Medical
Ltd., P.M.S Group Ltd., Gindi Investments 1 Ltd., Clal Biotechnology Industries
Ltd., Simha Urieli and Sons Engineering and Contracting Company Ltd., Sialo
Technology Israel Ltd., Crew Technology (1977) Ltd., Pangea Real Estates Ltd.,
and Afcon Electro-mechanics Ltd. Since 2000, Mr. Zigelman has been a member of the Professional Committee of the Israeli Accounting Standard Board. Between
1996 and 2003, Mr. Zigelman served as a Partner Head of Professional Practice
Department of the KPMG Somekh Chaikin accounting firm. Mr. Zigelman holds an
M.A. in Business Economics, specialization in Finance, with honors, B.A in
Accounting and Economics, Economics with honors, and post degree Accounting
Studies, with honors, all from Tel-Aviv University. Mr. Zigelman is a Certified
Public Accountant.

     SHIRITH KASHER was elected as a director of the Company on March 31, 2004 and has been the head of Corporate & Structured Finance at Brack Capital Holding
Ltd since April 2006. Ms. Kasher serves as director of privately-owned companies of Brack Capital Group. From April 2005 until April 2006 Ms. Kasher was the CEO of Telem Ltd. From 2001 to March 31, 2005, Ms. Kasher was the Business and
Corporate Counsel and Secretary of The Israel Phoenix Assurance Company Ltd. and
the General Counsel of Atara Investment Company Ltd. and Atara Technology
Ventures Limited (both from the Phoenix Group). From 1997 to 2000, Ms. Kasher worked at S. Horowitz & Co., first as an Articled Clerk and then as an Advocate.
Ms. Kasher holds a B.Sc. in Natural Science from the Hebrew University,
Jerusalem and an LLB, from Tel Aviv University and is admitted to practice law in Israel.

     ZVI LIMON has served as a director of the Company since May 2008 and has been a General Partner of Rimon Funds, a public equities investment fund focusing on Israeli companies since 2006. Since 1999, Mr. Limon has also served as a General Partner and Venture Partner of Magna VC (previously Magnum
Communication) Fund, an Israeli venture capital fund focusing on communication technology companies. Mr. Limon also serves on the board of directors of a number of publicly traded and private companies. From 1990 to 2000, Mr. Limon was the Chairman of Limon Holdings Ltd., the advisor to an international technology fund focusing on private and public equity investments. Ms. Limon holds a B.A. in Economics and Business Administration from Bar Ilan University and an M.B.A. from INSEAD.

     ELI ADMONI has served as an External Director of Tefron since August 10,
2006. Mr. Admoni has been the chairman of the Clalit Health Services since 2005, serves as a director and chairman of the finance committee of Clalit Health
Services and served as the chairman and as a director in boards of directors of different companies from 2000 to 2005. Mr. Admoni served as the president of
Biotechnology General (Israel) Ltd from 1999 to 2000, as CEO of Caniel Israel
Can Company Ltd from 1994 to 1998, as CEO of Rafa Labs Ltd from 1989 to 1993, and as CEO of Abic Ltd from 1982 to 1989. Mr. Admoni holds an LLB from the
Hebrew University, Jerusalem and a Certificate in Business Administration from
University of Manitoba, Canada.

     YACOV ELINAV has served as an External Director of Tefron since July 2004.
Between 1991 and July 2003, Mr. Elinav served as a Deputy CEO of Bank Hapoalim
B.M. Mr. Elinav also serves as a director of DS Securities & Investment Ltd. and is an external director of Sapiens Ltd., Frutarom Industries Ltd., R.H.
Technologies Ltd. and Office Textile Ltd. Mr. Elinav formerly served as a director of other prominent Israeli companies. Mr. Elinav holds a B.A. in
Economics from the Hebrew University, Jerusalem.

     ERAN ROTEM began serving as the Chief Financial Officer of the Company on
August 17, 2008. Mr. Rotem also serves as a director of Hi-Tex, Macro and Tefron
USA. Between 2002 and 2008,Mr. Rotem served as Chief Financial Officer of
Healthcare Technologies Ltd., a company which was traded on the NASDAQ Capital
Market, and of the Gamida For Life Group. Between 1995 and 2002, Mr. Rotem
served as a senior manager in Ernst & Young Israel. Mr. Rotem has broad financial and managerial experience. Mr. Rotem holds a BA in Accounting and
Business Administration from the Tel Aviv College of Management and he is a
Certified Public Accountant.

     DAVID GERBI has served as the Cut & Sew Division Manager from April 2008.
From February 2005 until April 2008 he served as Hi-Tex Division Manager . David has significant experience in management positions in the textile industry. Mr.
Gerbi served in Nilit Ltd. from 1977 to 1985 as a production manager in the
Textile Division, from 1985 to 1994 as a plant manager in the Delta Galil socks division, from 1994 to 1997 as Delta fabric division manager, from 1997 to 1999 established and managed his own private textile factory, between 1999 to 2002 served as Delta sporting managing director, and from 2002 to 2005 was a country manager for Sara Lee in Turkey. Mr. Gerbi holds a degree in practical engineering from ORT in Israel and a B.A. in Sociology and Political Science
from Ohel Sarah College in Israel.

     RONNY GRUNDLAND joined Tefron in May 2003, following the acquisition of
Macro Clothing Ltd, and has served since then as a Head of Tefron Swimwear
Division. Prior to that Mr. Grundland served since 1995 until 2003 as the general manager of Macro, since 1993 until 1995 he served as co-general manger of Macpell Industries, Ltd. and as its marketing manager, since 1990 until 1992
Mr. Grundland served as an organizational advisor to textile companies in Israel and Europe, and since 1980 until 1989 he served as a production and operational manager in Gotex, Ltd. Mr. Grundland holds a B.Sc degree with honors in industrial engineering form the Technion- the Technologic Institution in Israel, and an LLB with honors from Sharei-Mishpat College.

     MICHAL BAUMWALD ORON joined Tefron in 2003 and served as the company secretary and general counsel since August 2004 until her resignation on June
14, 2009. Prior to joining Tefron, Ms. Oron served as a lawyer and as legal counsel in a law firm, in private practice and in the IDF. Ms. Oron holds an LLB from Tel-Aviv University and an LLM from Bar-Ilan University and was admitted to practice law in Israel in 1996.

     ORNA GOLDNER - MAROM joined Tefron on June 14, 2009 and has served since then as the company secretary and general counsel. From January 2009 until June
2009 Ms. Marom served as a lawyer in Avitan, Perach Law firm. Between 2005 and
2008, Ms. Marom served as a lawyer in Baratz, Horn & Co. Law firm, and as company secretary and general counsel of OrganiTech Ltd., a company which was traded on the NASDAQ. Between 1996 and 2004, Ms.Marom served as legal counsel in
Iscar Ltd. Ms. Marom holds an LLB from Tel-Aviv University, was admitted to the
Israeli Bar Association in 1983 and is a Certified Public Notary.

     ALON SHADMI joined Tefron in 2003 and has served as VP, Marketing since
2007 after serving as Business Unit Director and as the Head of Development.
Prior to joining Tefron, Mr. Shadmi served as Site Manager of Amdocs Inc. from
2001 to 2003, as VP operations in Ginegar Plastic Products Ltd. from 1996 to
2001, and in managerial positions in Seker Planning and Management from 1993 to
1996 and in Gadot Petrochemical Industries from 1991 to 1993. Mr. Shadmi holds an M.B.A. (Marketing) from the Technion Institute, Haifa since 1997 and B.Sc.
Industrial and Management Engineering with honors from the Technion Institute,
Haifa since 1991.

     AMIT TAL has served as VP, Business Development with the Company since
2009. He was Vice President of Sales and Marketing at Tefron from 2005 until
2009 and a marketing director at Tefron from 2001 to 2005. Before joining
Tefron, Mr. Tal was a business unit manager for a large textile firm.

     MICHAEL BERGMAN- has served as VP, Technology and Development with the
Company since 2009. From 1988-2008, Mr. Bergman served in various senior management positions at Kitan Textile Industries Ltd., including as head of a department at Kitan's factory in Dimona, Israel, and as VP technology and head technologist. Mr. Bergman holds a B.A. in Industrial Engineering and Management from Shenkar College, and an M.B.A from Manchester University.

     MEIR KUPERSHMIDT has served as our Hi-Tex Division Manager since 2009.
Prior to joining Tefron, Mr. Kupershmidt served as VP operations at Gottex Ltd.
from 2007 to 2008 and as VP operations at Kitan Textile Industries Ltd. from
1999 to 2007. Mr. Kupershmidt holds a B.A in business administration from
University of Derby.

6B.  COMPENSATION

     The aggregate direct remuneration paid to all Directors and senior management as a group for services in all capacities for the year ended December
31, 2008 was approximately $2.8 million, of which $346,000 was paid to Directors in their capacities as Directors. Negligible amounts were set aside or accrued for vacation and recuperation pay for all Directors and senior management as a group. No amounts were set aside or accrued to provide pension, retirement or similar benefits. The amount does not include any amounts expended by us for automobiles made available to our officers, expenses (including business travel and professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in
Israel and $118,000 in management fees paid to Norfet in accordance with an agreement with Norfet described in "Item 10C. Material Contracts - FIMI
Agreements". We have no service contracts with any of our directors that provide for benefits upon termination of their status as directors.

     The table below describes the accounting cost of remuneration (including
Company liabilities for remuneration in respect there of) to the five highest compensated senior officers of the Company, in US dollars, paid to them during
2008 in connection with their service as officers with the Company:

--------------------------------------------------------------------------------------------------------------
                                                          RENUMERATION (US DOLLARS IN THOUSANDS)(1)
---------------------------------------------   --------------------------------------------------------------
                                                                         SHARE-BASED  MANAGEMENT
                  POSITION                        SALARY      BONUS (2)    PAYMENT (3)    FEE          TOTAL
---------------------------------------------   ----------   ----------   ----------   ----------   ----------
Yacov Gelbard (Chairman of the Board of
Director)                                                -            -           72          215          287
---------------------------------------------   ----------   ----------   ----------   ----------   ----------
Yosef Shiran (former CEO)                                -            -           30          370          400
---------------------------------------------   ----------   ----------   ----------   ----------   ----------
Asaf Alperovitz (former CFO)                           225            -           59            -          284
---------------------------------------------   ----------   ----------   ----------   ----------   ----------
Ronny  Grundland  (Swimwear  Division
Manager)(4)                                              -          141          247          200          588
---------------------------------------------   ----------   ----------   ----------   ----------   ----------
David Gerbi (Cut & Sew Division Manager)               180           29            9            -          218
---------------------------------------------   ----------   ----------   ----------   ----------   ----------

     1.   Remuneration amounts are in terms of cost to the Company.

     2.   The amount under "bonus" is the amount paid to the above listed officers as bonus payable to them for 2008.

     3.   The amount under "share-based payment" reflects the expense recorded by the Company in 2008 in accordance with IFRS 2 in respect of grant of options. For information on the fair value of these options, see note 20 to our consolidated annual financial statements included in this annual report.

     4.   Ronny Grundland's options were cancelled in July 2009.

     In connection with the Company's efficiency program, the Directors of the
Company (other than External Directors) sent an instruction to the Company to reduce their directors' compensation during 2009 by 15%. Norfet, a related party of the Company, also instructed the Company to reduce its management fees during
2009 by 15%.

     EMPLOYMENT AGREEMENTS

     CHAIRMAN OF THE BOARD OF DIRECTORS

     Mr. Gelbard began rendering his services to the Company on January 1, 2008 as Active Chairman of the Company's Board of Directors. Mr. Gelbard provides management services to the Company as an independent contractor pursuant to a
Services Agreement between the Company and Mr. Gelbard (the "AGREEMENT"), the material terms of which are described below.

     THE SERVICES. Under the Agreement, Mr. Gelbard is to be an active partner and will assist in the formulation and execution of the long term and short term policies of the Company, including the advancement of the business of the
Company. Mr. Gelbard will contribute of his experience and capabilities, as much as will be required, for the providence of the Services to the Company and its subsidiaries.

     MONTHLY FEE; EXPENSES. The Company pays Mr. Gelbard a monthly fee of NIS
60,000 (the "MONTHLY FEE"), subject to increases at the end of each fiscal quarter in accordance with increases in the Israeli consumer price index since
December 15, 2007 (the "INCREASED MONTHLY FEE"), in each case plus VAT. This compensation is to constitute the total compensation due to Mr. Gelbard under the Agreement and includes the consideration for any social and fringe benefits to which Mr. Gelbard is entitled. Mr. Gelbard is entitled to a reimbursement of all expenses incurred in connection with his position, whether in Israel or abroad, including but not limited to car expenses, board and lodging, hospitality and similar items.

     OPTIONS. In July, 2008 Mr. Gelbard was granted options to purchase 30,000
Ordinary Shares (the: "Options"). The exercise price of the Options is $20.7.
The Options are to vest over a period of three (3) years - one-third upon the completion of 12 months, one-third upon completion of 24 months and one-third upon completion of 36 months, assuming, in each case that the Agreement is in full force and effect at the end of the prescribed vesting periods. The Options are subject to the terms of the Company's share option plan.

     Mr. Gelbard is able to exercise any vested Options starting from the elapse of the applicable holding period set in section 102 to the Israeli Tax Ordinance and until five years from the relevant day, subject to the applicable law.
Should Mr. Gelbard terminate the Agreement, he would be entitled to exercise the vested Options until the earlier of two years from termination of the Agreement or five years from the relevant day, whether or not the Agreement is in effect at the time of exercise. However, in the event of the distribution of a dividend on the Company's Ordinary Shares, then an amount equal to the dividend per share will be deducted from the exercise price of each Option that Mr. Gelbard is not able to exercise as of the date of record date for such dividend, whether because such options had not yet vested or because the applicable holding period for such options under section 102 of the Israeli Tax Ordinance had not yet elapsed. The Agreement also provides that the adjustment described above shall apply MUTATIS MUTANDIS to distribution of bonus shares by the Company.

     INSURANCE AND INDEMNIFICATION. Mr. Gelbard is included in the Company's
Directors' and Officers' liability insurance policy in connection with the services rendered under the Agreement. The Company also provides Mr. Gelbard with an indemnification letter in the form previously approved by the Company's shareholders.

     CONFIDENTIALITY; NON-COMPETE. Mr. Gelbard committed to non-disclosure of any information related to the Company obtained by him while providing his services, which commitment survives termination of the Agreement. Mr. Gelbard also agreed not to compete with the Company and with any of the Company's projects and/or activities during the period of the Agreement and for a period of six months following termination thereof.

     OTHER SERVICES. Mr. Gelbard will be permitted to engage in other activities as long as they will not interfere with his obligations to the Company or cause a conflict of interest. In the event Mr. Gelbard is interested in serving as chairman of the board of directors of a company other than Tefron (during the period covered by his agreement with the Company), he is required to submit a written notice to the Company within a reasonable period of time prior to his appointment.

     TERM/TERMINATION. The term of the agreement was initially for 12 months commencing January 1, 2008 (the "INITIAL PERIOD"). To the extent the parties do not provide a termination notice, and to the extent the Agreement is not terminated for cause, the Agreement will then be extended automatically for an additional unlimited term (the "EXTENDED PERIOD"). During the Extended Period, each party may terminate the Agreement upon ninety (90) days prior written notice (such 90-day period, the "NOTICE PERIOD"). The Company has a right to terminate the Agreement immediately for cause, which includes among others, a material breach by Mr. Gelbard of his confidentiality undertaking and/or duty of loyalty to the Company and/or a breach by Mr. Gelbard of a fundamental term of the Agreement that can be cured, but which is not cured within 14 days of demand to do so.

     CHIEF EXECUTIVE OFFICER

     Under the terms of our management services agreement with Mr. Adi Livneh,
Mr. Livneh is entitled to a monthly gross salary of NIS 90,000 subject to increases in accordance with increases in the Israeli consumer price index beginning in September 2008 as well as to an annual bonus of up to six annual salaries, subject to the achievement of objectives to be defined by the Board of
Directors or of 2% of the Company's annual net income after deduction of carry-forward loss starting in 2009, whichever is higher. In addition, Mr.
Livneh is eligible for social benefits as set forth in the agreement, and for reimbursement of various expenses.

     The agreement is for an unspecified term, and each of the parties may terminate the employment agreement by providing 90 days' advance written notice to the other party. Should the Company terminate employment of Mr. Livneh not for cause, Mr. Livneh would also be entitled to an adjustment period of 180 days during which he would be entitled to receive all benefits conferred on him pursuant to the agreement.

     In accordance with the employment agreement, the Company allotted to Mr.
Livneh options exercisable for 30,000 Company ordinary shares, in accordance with the Company Share Option Plan. The options vest in three equal installments, the first on September 1, 2009 and the second and third vesting on
September 1, 2010 and 2011, respectively. Each installment may be exercised, provided that Mr. Livneh is employed by the Company as of the vesting date. The exercise price is $40 per share. The fair value of the aforementioned options was calculated using the Black & Scholes option pricing model.

     Mr. Livneh committed to non-disclosure for an unlimited duration, to grant to the Company ownership of inventions and creations achieved during his employment by the Company and to a non-competition provision with the Company for a 12-month period after termination of his employment.

     MANAGER OF THE SWIMWEAR DIVISION

     Under the terms of our management services agreement with a company controlled by Mr. Ronny Grundland, Mr. Grundland is entitled, beginning in
January 2009, to a monthly gross payment of NIS 80,000 plus VAT, as well as to an annual bonus of seven percent (7%) of the annual operating profit of the
Company's Swimwear Division, subject to certain adjustments. Social benefits, vehicle and other expenses are inclusive in the monthly payment.

     The agreement is for an unspecified term, although Mr. Grundland undertook to provide his services under the above terms for at least three years starting from May 2009. Subject to the aforementioned, the agreement between the parties would be terminated 90 days after any one of the parties provides to the other party written notice of its wish to terminate the services agreement.

     Mr. Grundland received 62,800 options to acquire 62,800 Macro shares at an exercise price of $11.94 per share, which were cancelled in July 2009.

     Mr. Grundland committed to non-disclosure for an unlimited duration, to grant to the Company ownership of inventions and creations achieved during his employment by the Company and to a non-competition provision with the Company for a six month period after termination of his service.

     MANAGER OF THE CUT & SEW DIVISION

     Under the terms of our management services agreement with Mr. David Gerbi,
Mr. Gerbi is entitled to a base monthly payment of NIS 40,000 plus all standard payments in respect of social benefits, car and telephone expenses.

     Pursuant with the Company's 1997 stock option plan, Mr. Gerbi was granted options to purchase 4,000 shares of NIS 10 par value each, at an exercise price ranging between $50-53 per share, pursuant to terms and conditions of the
Company's 1997 stock option plan.

     The agreement may be terminated by either party upon 90 days prior written notice.

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

     Pursuant to a recent amendment to the Israeli Companies Law, 1999, one may not be elected and may not serve as a director of a public company if (s)he does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his/her duties as a director in the company, taking into consideration, among other things, the special needs and size of the company. In addition, a public company may convene an annual general meeting of shareholders to elect a director, and may elect such director, only if prior to such shareholders meeting, the nominee declares, among other things, that (s)he possess all of the required qualifications to serve as a director
(and lists such qualifications in such declaration) and that (s)he has the ability to dedicate an appropriate amount of time for the performance of his/her duties as a director of the company.. The above requirements do not apply to directors appointed prior to September 29, 2008.

     Under the Israeli Companies Law, each Israeli public company is required to determine the minimum number of directors with "Accounting and Financial
Expertise" that such company believes is appropriate in light of the particulars of such company and its activities. A director with "Accounting and Financial
Expertise" is a person that, due to education, experience and qualifications, is highly skilled and has an understanding of business-accounting issues and financial statements in a manner that enables him/her to understand in depth the company's financial statements and stimulate discussion regarding the manner of presentation of the financial data. On March 8, 2006, the Board determined that at least two members of the board would be required to have Accounting and
Financial Expertise. The Board believes it complies with such requirement.

     EXTERNAL DIRECTORS

     We are subject to the provisions of the Israeli Companies Law, 1999 which requires that we have at least two External Directors. Under the Companies Law, at least one of the external directors is required to have Accounting and
Financial Expertise and the other External Directors are required to have
Professional Expertise. A director has "Professional Expertise" if he or she satisfies one of the following:

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

     In addition to the above requirements, which apply to an independent director as well, an independent director is additionally required not to serve as a Director of the Company during nine sequential years, and a recess for no more than two years shall not be deemed to interrupt the continuity of his or her service for this matter.

     The above qualifications do not apply to independent directors appointed prior to September 29, 2008, and external directors appointed prior to January
19, 2006. However, an external director may not be appointed to an additional term unless: (i) such director has "Accounting and Financial Expertise"; or (ii)
he or she has "Professional Expertise", and on the date of appointment for another term there is another external director who has "Accounting and
Financial Expertise" and the number of "Accounting and Financial Experts" on the board of directors is at least equal to the minimum number determined appropriate by the board of directors.

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

     Under the Companies Law, External Directors must be elected by a majority vote at a shareholders' meeting, provided that either: (1) the majority of shares voted at the meeting, including at least one-third of the shares of non-controlling shareholders who are participating in the voting at the meeting in person or by proxy, vote in favor of the election; or (2) the total number of shares voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company. The initial term of an
External Director is three years, which term may be extended for an additional three years. Each committee of a company's board of directors must include at least one External Director, and all External Directors must serve on the audit committee. The Company's External Directors are currently Eli Admoni and Yacov
Elinav.

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

     AUDIT COMMITTEE

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

     We have adopted an audit committee charter, which sets forth the powers and responsibilities of our Audit Committee. According to our audit committee charter, the role of the Audit Committee is to assist the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing, and reporting practices of the Company. Our audit committee also oversees the appointment, compensation, and oversight of the public accounting firm engaged to prepare or issue an audit report on our financial statements and also recommends to the Board of Directors the nominee for Internal Auditor and approves his annual audit program. Its responsibilities also include approving all audit and non-audit services to be provided by the external auditor, reviewing the firm's non-audit services and related fees, and reviewing legal and regulatory matters that may have a material impact on the financial statements, related Company compliance policies, and programs and reports received from regulators. The members of the Audit Committee are Ms.
Kasher and Messrs. Admoni and Elinav.

     OTHER BOARD COMMITTEES

     Our Board of Directors has also established a Compensation Committee,
Balance Sheet Committee and Contributions Committee. The Companies Law restricts the delegation of powers from the Board of Directors to its committees in certain manners. The members of the Compensation Committee are Messrs. Davidi and Admoni. The Balance Sheet Committee performs a close review of the financial statements of the Company and its members are Ms. Kasher and Messrs. Zigelman,
Admoni and Elinav. The Articles of Association provide that we may contribute reasonable sums for worthy causes, even if the contribution is not in the frame of our business considerations. The Board of Directors has delegated this power to the Contributions Committee. The members of the Contributions Committee are
Messrs. Davidi and Elinav. See "Item 10. Additional Information -10B. Memorandum
and Articles of Association - Board of Directors."

6D.  EMPLOYEES

     At December 31, 2008, we employed 1,149 employees in Israel of whom 545 were salaried employees and 604 were hourly wage employees. At December 31,
2008, we employed 23 employees in the United States through our subsidiary,
Tefron USA, of whom 15 were salaried employees and 8 were hourly wage employees.
At December 31, 2008, El-masira employed 1,018 employees in Jordan all of whom were salaried employees, and our subsidiary, Tefron UK, had one employee in the
U.K. and one subcontractor and Macro had 45 employees in China.

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

     Certain collective bargaining agreements between the Histadrut (General
Federation of Labor in Israel) and the Coordination Bureau of Economic
Organizations (including the Industrialists' Association of Israel, or the
Association) are applicable to our employees in Israel. In addition, a collective bargaining agreement relating to members of the Association, which governs employee relations in the textile and clothing industry, applies to most of our employees in Israel. These agreements concern, among other things, the maximum length of the work day and the work week, minimum wages, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employeesand other conditions of employment. Furthermore, pursuant to certain provisions of such agreements, the wages of most of our employees are automatically adjusted in accordance with cost-of-living adjustments, as determined on a nationwide basis and pursuant to agreements with the Histadrut based on changes in the CPI. The amounts and frequency of such adjustments are modified from time to time.

     Israeli law generally requires the payment by employers of severance pay upon the retirement or death of an employee or upon termination of employment by the employer or, in certain circumstances, by the employee. We currently fund, according to the applicable law, most of our ongoing severance obligations by making monthly payments to pension funds, employee accounts in a provident fund and insurance policies. In addition, according to the National Insurance Law,
Israeli employees and employers are required to pay specified amounts to the
National Insurance Institute, which is similar to the U.S. Social Security
Administration. Since January 1, 1995, such amounts also include payments for national health insurance payable by employees. A majority of our permanent employees in Israel are covered by general and/or individual life and pension insurance policies providing customary benefits to employees, including retirement and severance benefits.

     SALARY REDUCTION

     As a result of the economic crisis and our financial results we have decided to reduce the salary of our employees as of December 3, 2008. The rate of reduction in salary varies between 5% and 15%, in accordance with the employee's level of salary, such that the higher the employee's original salary was, the higher the rate of reduction. Pursuant to the notice delivered to the employees, the reduction in salary will remain in effect until the earlier of a period of 12 months, or until the Company returns to profitability. Pursuant to the decision of the Company, an employee who chooses to resign at any time during the period in which such employee is paid a reduced salary shall be entitled to receive severance pay as if he had been fired by the company.

6E.  SHARE OWNERSHIP

     As of June 15, 2009, the following directors and senior managers beneficially held the number of Ordinary Shares set forth in the table below.
The information in this table is based on 2,120,298 (excluding 99,740 shares held by our wholly owned subsidiary) Ordinary Shares outstanding as of June 15,
2009. The number of Ordinary Shares beneficially owned by a person includes
Ordinary Shares subject to options held by that person that were currently exercisable at, or exercisable within 60 days of, June 15, 2009. The Ordinary
Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options but are not treated as if they were outstanding for the purposes of computing the percentage ownership outstanding for any other person. Except as disclosed below, to our knowledge, none of the directors, officers or key executives listed in the Directors and Senior Management table appearing in Item
6 above beneficially owns any Ordinary Shares.

                                                                               % OF ORDINARY
                                                             NUMBER OF             SHARES
NAME                                                      ORDINARY SHARES       OUTSTANDING**
-----------------------------------                         -----------         -----------

Yacov Gelbard                                                 47,650              2.24%
Ishay Davidi                                                 463,275(1)          21.84%
Meir Shamir                                                  461,308(2)          21.76%
Micha Korman                                                       *                 *
Avi Zigelman                                                       -                 -
Shirith Kasher                                                     -                 -
Yacov Elinav                                                       -                 -
Eli Admoni                                                         -                 -
Yarom Oren                                                         -                 -
Zvi Limon                                                    101,487(3)           4.77%
Adi Livneh                                                         -
Eran Rotem                                                         *                 *
Amit Tal                                                           *                 *
David Gerbi                                                        *                 *
Ronny Grundland                                                    -                 -
Michal Baumwald Oron                                               *                 *
Orna Goldner-Marom                                                 -                 -
Alon Shadmi                                                        *                 *
Meir Kupershmit                                                    -                 -
Michael Bergman                                                    -                 -

Directors and senior managers as a group (11 persons)        637,213(4)          28.49%

-----------------------
*    Less than 1% of the outstanding Ordinary Shares.

**   Does not take into account 99,740 Ordinary Shares held by a wholly owned subsidiary of the Company.

(1) Consists of (i) 461,308 Ordinary Shares held by Norfet, which Mr. Davidi may be deemed to beneficially own under U.S. securities laws since he serves as CEO of FIMI 2001 Ltd., which controls the general partner of Norfet, one of the
Norfet limited partners (which is managed by FIMI 2001 Ltd.) as well as the other Norfet limited partners by virtue of an irrevocable power of attorney; and
(ii) 1,967 Ordinary Shares held by FIMI, which Mr. Ishay Davidi may be deemed to beneficially own in accordance with the above mentioned.

(2) Consists of 461,308 Ordinary Shares held by Norfet, which Mr. Shamir may be deemed to beneficially own due to his 40% interest in Mivtah-Shamir, which held an approximately 42.29% interest in Norfet as of June 15, 2009.

(3) Consists of (i) 101,227 Ordinary Shares held by Rimon Investment Master
Fund, LP ("Rimon"), which Mr. Zvi Limon may be deemed to beneficially own under the U.S. securities laws since he serves as a partner in the management company of Rimon; and (ii) 260 Ordinary Shares held be Mr. Zvi Limon directly.

(4) Consists of (i) 461,308 Ordinary Shares held by Norfet, which Mr. Ishay
Davidi may be deemed to beneficially own under U.S. securities laws since he serves as CEO of FIMI 2001 Ltd., which controls the general partner and one of the limited partners of Norfet and which Mr. Meir Shamir may be deemed to beneficially own under U.S. securities laws due to his 40% interest in
Mivtah-Shamir, which held an approximately 42.29% interest in Norfet as of June
15, 2009; (ii) 1,967 Ordinary Shares held by FIMI which Mr. Ishay Davidi may be deemed to beneficially own under U.S. securities laws since he serves as CEO of
FIMI 2001 Ltd., which controls the general partner and one of the limited partners of Norfet; (iii) 101,227 Ordinary Shares held by Rimon which Mr. Zvi
Limon may be deemed to beneficially own under U.S. securities laws since he serves as a partner in the management company of Rimon; (iv) 260 Ordinary Shares held by Mr. Zvi Limon directly; (v) 47,650 Ordinary Shares held by Mr. Yacov
Gelbard; and (vi) 4,963 Ordinary Shares held by two executives and one director and (vii) options to purchase 19,838 Ordinary Shares. The exercise prices of these options range from $35 to $75 per share. These options will expire between
2009 and 2016.

SHARE OPTION PLAN

     In September 1997, we adopted the Tefron Ltd. 1997 Share Option Plan to enable us to attract and retain qualified persons as employees, consultants and directors and to motivate such persons with an equity participation in us.

     GENERAL

     The Share Option Plan authorizes the issuance of options to purchase
321,232 Ordinary Shares. As of June 15, 2009, options to purchase 176,007 of such Ordinary Shares had been granted to our senior managers, directors and employees, of which 79,838 options had been granted to our senior managers and directors as a group. These numbers do not include options that were cancelled or expired. Upon the occurrence of any Ordinary Share split, reverse Ordinary
Share split, recapitalization or rights offerings or other substantially similar corporate transaction or event, we shall make such equitable changes or adjustments necessary to the number of shares subject to each outstanding option in order to prevent dilution or enlargement of the optionees' rights. Options granted to our employees shall be issued to a trustee nominated by the Board of
Directors, which trustee shall hold the options, and any Ordinary Shares issued upon exercise thereof, for the benefit of the optionees for two years from the date of the grant. In 2008, the exercise prices of the options that were outstanding but had neither vested nor were exercisable in light of Section 102 of the Israeli Income Tax Ordinance [New Version] 1961 at the time of the distributions of our dividends were reduced in an amount equal to the dividends paid per share in such distributions.

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

     VESTING PERIODS

     Unless otherwise determined by our Board of Directors and, in the case of option grants to Directors or an interested party, approved by our shareholders, one-third of the options granted under the Share Option Plan are exercisable on each of the first three anniversaries of the date of grant. Unless otherwise determined by our Board of Directors and, in the case of option grants to
Directors or an interested party, approved by our shareholders, the options expire on the tenth anniversary of the date of grant, and any additional options granted in the future shall vest in the same manner over a three-year period commencing on the date of their grant.

     AMENDMENT AND TERMINATION OF THE SHARE OPTION PLAN

     We may, at any time and from time to time, amend, alter or discontinue the
Share Option Plan; PROVIDED, HOWEVER, that no amendment or alteration of the
Share Option Plan shall adversely affect an optionee's rights under any outstanding option without the consent of such optionee.

     ACCOUNTING TREATMENT

     For a discussion of the accounting treatment of the Share Option Plan, see
Note 20 of the Notes to the Consolidated Financial Statements.

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

     In 2008, the term of the Share Option Plan was extended for another ten years.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.  MAJOR SHAREHOLDERS

     Except as noted herein, to our knowledge, we are not directly or indirectly owned or controlled by another corporation or by any foreign government and no arrangements exist the operation of which may at a subsequent date result in a change in control of the Company.

     The following table sets forth the number of our Ordinary Shares owned by any person known to us to be the beneficial owner of 5% or more of our Ordinary
Shares as of June 15, 2009. The information in this table is based on 2,120,298
Ordinary Shares outstanding as of such date (excluding 99,740 shares held by our wholly owned subsidiary). The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were currently exercisable at, or exercisable within 60 days of, June 15, 2009. The
Ordinary Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options but are not treated as if they were outstanding for the purposes of computing the percentage ownership outstanding for any other person.
None of the holders of the Ordinary Shares listed in this table have voting rights different from other holders of the Ordinary Shares.

                                              NUMBER OF         PERCENT OF ORDINARY
NAME                                         SHARES OWNED              SHARES *
--------------------------                    -----------             --------

Norfet, Limited Partnership
c/o Fimi 2001 Ltd.
"Rubinstein House"
37 Begin Rd.
Tel Aviv, Israel                               461,308 (1)             21.76%

*    Does not take into account 99,740 Ordinary Shares held by a wholly-owned subsidiary of the Company.

     Norfet L.P is an Israeli partnership. As of June 15, 2009, 7.76% of Norfet was held by FIMI Opportunity Fund, LP, approximately 40.15% of Norfet was held by FIMI Israel Opportunity Fund, Limited Partnership, approximately 42.29% was held by Mivtach Shamir Holdings Ltd., approximately 3.03% was held by Migdal
Insurance Company, approximately 6.06% was held by First International Bank of
Israel, and approximately 0.69% was held by Zaleznick and Butler. In addition, pursuant to Rule 13d-5, (i) Mr. Ishay Davidi, a director of the Company, may be deemed to beneficially own the shares held by Norfet due to his position as CEO of FIMI 2001 Ltd. and senior partner of FIMI Israel, Opportunity Fund, Limited
Partnership and FIMI Opportunity Fund, L.P. and (ii) Mr. Meir Shamir, a director in the Company, may be deemed to beneficially own the shares held by Norfet due to his 40.02% interest in Mivtah Shamir.

     Norfet's percentage ownership in the Ordinary Shares has decreased from approximately 28.8% in 2004 to approximately 21.76% as of June 15, 2009 due to
Norfet's sales of Ordinary Shares in the public markets and the issuance by the
Company of additional Ordinary Shares.

     At June 15, 2009, there were 17 holders of Ordinary Shares of record registered with a United States mailing address, including banks, brokers and nominees. These holders of record represented approximately 87.8% of the total outstanding Ordinary Shares (excluding 99,740 shares held by our wholly owned subsidiary). Because these holders of record include banks, brokers and nominees, the beneficial owners of these Ordinary Shares may include persons who reside outside the United States.

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

RELATIONSHIPS AND TRANSACTIONS WITH NORFET

     As of June 15, 2009, Norfet owned 461,308 Ordinary Shares, which represented approximately 21.76% of Tefron's outstanding Ordinary Shares
(excluding 99,740 shares held by Tefron's wholly owned subsidiary).
Substantially all of Norfet is owned by (i) N.D.M.S. Ltd., a company wholly owned by FIMI Opportunity Fund L.P., (ii) FIMI Israel Opportunity Fund, Limited
Partnership and (iii) Migdal Insurance Company, (iv) Mivtach Shamir Holdings
Ltd. and (v) the provident funds of First International Bank of Israel.

     Pursuant to a Share Purchase Agreement, dated February 17, 2004, we issued to Norfet in April 2004, 352,941Ordinary Shares for a base price of $42.5 per share and a base aggregate consideration of $15 million. Norfet also acquired an additional 136,500 of our Ordinary Shares in the aggregate from Arwol and
Macpell pursuant to a separate agreement. Immediately following the closing of these agreements, Norfet held 489,441, or approximately 28.8% of our outstanding share capital, without taking into account our Ordinary Shares held by our wholly-owned subsidiary. In April 2005, due to a purchase price adjustment agreed to with Norfet instead of the purchase price adjustment mechanism agreed to in the Share Purchase Agreement, we issued to Norfet an additional 66,176
Ordinary Shares, and Arwol transferred 10,690 additional Ordinary Shares to
Norfet.

     Under the Share Purchase Agreement, we also agreed to pay Norfet a management fee of approximately $172,000 plus VAT per annum until our first annual meeting in 2005 (which took place on June 28, 2005), and $120,000 plus
VAT thereafter.

     The Company, Norfet, Arwol and Macpell, together with Leber Partners L.P., are also party to a Registration Rights Agreement, dated April 22, 2004, which replaced the previous Registration Rights Agreements to which the Company and certain of these shareholders had been a party. On November 29, 2005, the
Securities and Exchange Commission declared effective a Registration Statement on Form F-3 covering the resale of Ordinary Shares held by the shareholders party to this agreement.

     Please see "Item 10. Additional Information- 10C. Material Contracts - FIMI
Agreements" for a more complete description of these agreements.

     On March 31, 2009, our board of directors approved an agreement with Orian
Agish Ltd. ("Orian Agish") for freight and delivery services. FIMI Israel
Opportunity Fund Limited Partnership and FIMI Opportunity Fund L.P. are
interested parties in Orian Agish. Our Director, Yishai Davidi, serves as senior partner of FIMI Israel Opportunity Fund, Limited Partnership and FIMI
Opportunity Fund, L.P. Mr. Davidi also serves as CEO of FIMI 2001 Ltd., which controls the general partner of Norfet, one of the Norfet limited partners
(which is managed by FIMI 2001 Ltd.) as well as the other Norfet limited partners by virtue of an irrevocable power of attorney. As of June 15, 2009,
Norfet held 21.76% of our shares. The agreement with Orian Agish will be reviewed annually by the Company's Audit Committee and the Board of Directors.

7C.  INTERESTS OF EXPERTS AND COUNSEL.

     Not Applicable.

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

     See Item 18.

LEGAL PROCEEDINGS

     On November 15, 2006, a former employee of the Company filed law suits against the Company and three of its former or current officers, with the
Israeli District Court and the Israeli Labor Law Court, seeking damages in the amount of approximately $2 million plus non-specified bodily damages, due to damages allegedly incurred by him as a result of his imprisonment in Egypt. The
Company believes that these law suits are without merit, the Company has filed statements of defense and intends to defend the law suits vigorously.

DIVIDEND POLICY

     Although we have no established dividend policy, in the past we have distributed dividends to our shareholders from our accumulated earnings. In
2006, we twice declared and paid dividends of approximately $5 million each, in
2007, we did not declare any dividends and in 2008, we declared and paid a dividend of $8 million. We may distribute dividends in the future if our Board of Directors so determines and there are sufficient accumulated earnings in accordance with applicable law.

ITEM 9 THE OFFER AND LISTING

9A.  OFFER AND LISTING DETAILS

     From the initial public offering of our Ordinary Shares on September 24,
1997 through December 18, 2008, our Ordinary Shares were traded on the NYSE under the symbol "TFR". Since January 16, 2009, our ordinary shares have been quoted on the OTCBB. The symbol of our ordinary shares on the OTCBB is "TFRFF".

     All share price information has been adjusted to give retroactive effect to a ten-for-one reverse split of our ordinary shares that became effective on
January 22, 2009.

     As reported on the NYSE, the annual high and low sales prices for our
Ordinary Shares were as follows:

             HIGH            LOW
            ------          -----
2004        $ 63.0        $ 35.0
2005        $ 87.5        $ 38.4
2006        $130.5        $ 83.0
2007        $109.5        $ 40.5
2008        $ 56.5        $  2.5

     As reported on the NYSE and the OTCBB, the quarterly high and low sales prices for our Ordinary Shares for the last two years were as follows:

                            2007                HIGH           LOW
                          -------             -------        -------

First quarter                                 $ 109.5        $  91.3
Second quarter                                $ 103.3        $  90.0
Third quarter                                 $  91.0        $  60.9
Fourth quarter                                $  70.1        $  40.5

                            2008
                          -------

First quarter                                 $  56.5        $  29.4
Second quarter                                $  39.4        $  21.4
Third quarter                                 $  23.3        $  17.1
Fourth quarter                                $  19.9        $   2.5

                            2009
                          -------

First quarter                                 $   4.0        $   2.2
Second quarter (through June 15, 2009)        $   4.4        $   3.2

     As reported on the NYSE and on the OTCBB, the monthly high and low sales prices for our Ordinary Shares for the last six months were as follows:

                            2008                HIGH           LOW
                          -------             -------        -------

December                                      $   6.0        $   2.5

                            2009
                          -------
January                                       $   4.0        $   2.2
February                                      $   3.4        $   2.8
March                                         $   3.4        $   3.0
April                                         $   4.0        $   3.2
May                                           $   4.4        $   3.6
June (through June 15, 2009)                  $   4.2        $   3.8

     Our Ordinary Shares have been traded on the TASE since September 28, 2005 under the symbol "TEFRN".

     As reported on the TASE, the annual high and low sales prices for our
Ordinary Shares were as follows:

              HIGH              LOW
             -------          -------
2006        NIS 578.0        NIS 373.3
2007        NIS 463.3        NIS 165.6
2008        NIS 205.0        NIS  12.0

                  As reported on the TASE, the quarterly high and low sales prices for our Ordinary
Shares for the last two years were as follows:

                      2007                      HIGH             LOW
                  -----------                -----------      -----------

First quarter                                 NIS 463.3        NIS 380.3
Second quarter                                NIS 416.9        NIS 368.7
Third quarter                                 NIS 387.7        NIS 252.6
Fourth quarter                                NIS 290.0        NIS 165.6
                      2008
                  -----------

First quarter                                 NIS 205.0        NIS 104.1
Second quarter                                NIS 148.5        NIS  81.4
Third quarter                                 NIS  87.9        NIS  60.3
Fourth quarter                                NIS  60.3        NIS  12.0
                     2009
                  -----------

First quarter                                 NIS  16.3        NIS  12.1
Second quarter (through June 15, 2009)        NIS  20.5        NIS  14.0

     As reported on the TASE, the monthly high and low sales price for our
Ordinary Shares for the last six months were as follows:

                      2008                      HIGH             LOW
                  -----------                -----------      -----------

December                                      NIS 23.0         NIS 12.0

                     2009
                  -----------

January                                       NIS 15.1         NIS 12.5
February                                      NIS 15.2         NIS 12.1
March                                         NIS 16.3         NIS 13.1
April                                         NIS 18.0         NIS 16.2
May                                           NIS 20.5         NIS 14.0
June (through June 15, 2009)                  NIS 17.2         NIS 15.3

     On September 8, 1998, we announced our intention to repurchase through a stock repurchase program up to one million of our outstanding Ordinary Shares.
As of June 15, 2009, we had repurchased and hold in our treasury 99,740 Ordinary
Shares.

9B.  PLAN OF DISTRIBUTION

     Not Applicable.

9C.  MARKETS

     Our Ordinary Shares are quoted on the OTCBB and are traded on the TASE.

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

     BOARD OF DIRECTORS

     The Companies Law requires that certain transactions, actions and arrangements be approved as provided for in a company's articles of association and in certain circumstances by the audit committee, by the board of directors itself and by the shareholders. The vote required by the audit committee and the board of directors for approval of such matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting.

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

     Our Articles of Association provide that the Board of Directors may delegate all of its powers to such committees of the Board of Directors as it deems appropriate, subject to the provisions of the Companies Law. The Audit
Committee is responsible for reviewing, among other things, potential conflicts of interest situations where appropriate. See "Item 6. Directors, Senior
Management and Employees - 6C. Board Practices - Audit Committee."

     Arrangements regarding compensation of Directors require the approval of the Audit Committee, the Board of Directors and the shareholders. The Board of
Directors may from time to time, at its discretion, cause us to borrow or secure the payment of any money for our purposes, and may secure or provide for the repayment of such money in the manner as it deems fit.

DESCRIPTION OF SECURITIES

     We are authorized to have 6,999,550 Ordinary Shares issued, par value NIS
10 per share.

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

     DISPOSITION OF INTEREST IN ALBAHEALTH LLC

     MEMBERSHIP INTEREST REDEMPTION AGREEMENT

     The sale of our ownership interests in AlbaHealth LLC in April 2006 was made pursuant to an AlbaHealth Membership Interest Redemption Agreement in
consideration for approximately $13 million, consisting of approximately $10 million paid in cash and $3 million pursuant to the terms of an Unsecured
Subordinated Promissory Note, the principal amount of which was due August 31,
2009. The note bore annual interest at LIBOR plus 3%, and the payment of the note was subordinated in favor of AlbaHealth's senior bank lenders.

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

     This Promissory Note was amended and restated, as described below.

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

     AMENDED AND RESTATED UNSECURED SUBORDINATED PROMISSORY NOTE; NEW
SUBORDINATION AGREEMENT

     During 2008, AlbaHealth did not meet its financial obligations under its
Senior Credit Facility, and pursuant to the terms of the Senior Credit Facility, the lender under the Senior Credit Facility demanded full payment of the loan and prevented AlbaHealth from making payments to us under our Unsecured
Subordinated Promissory Note. In light of this, on December 31, 2008, AlbaHealth entered into a new credit facility ("Alternative Credit Facility") with Branch
Banking and Trust Company (the "Senior Lender") in order to refinance the Senior
Credit Facility. Simultaneously, we entered into an Amended and Restated
Unsecured Subordinated Promissory Note (the "Amended Note") with AlbaHealth and a Subordination Agreement with the Senior Lender, subordinating our claims against AlbaHealth under the Amended Note to the full payment by AlbaHealth to the Senior Lender under the Alternative Credit Facility; provided that so long as no Event of Default under the Alternative Credit Facility has occurred and is continuing, we may receive (i) regularly scheduled payments of interest under the Amended Note and (ii) regularly scheduled payments of principal and interest under the Amended Note after August 31, 2009.

     Pursuant to the Amended Note, accrued and unpaid interest for the period
April 1, 2008 through September 30, 2009 will be paid beginning July 2009 and until October 2009. Beginning on October 1, 2009 (i) accrued interest will be due and payable in consecutive quarterly installments until the Amended Note is paid in full; and (ii) the principal balance under the Amended Note will be due and payable in ten consecutive quarterly installments of $300,000 until the
Amended Note is paid in full, with the final payment due on January 1, 2012.
Prior to July 1, 2009, interest accrued on the outstanding balance at LIBOR plus
5%; on and after July 1, 2009, interest is to accrue on the outstanding balance at LIBOR plus 3%.

FIMI AGREEMENTS

     All share and per share information in this Annual Report has been adjusted to give retroactive effect to a ten-for-one reverse split of our ordinary shares that became effective on January 22, 2009.

     We entered into a Share Purchase Agreement, or the Tefron Agreement, dated
February 17, 2004, with Norfet, Limited Partnership, or the Investor, substantially all of the interests of which are owned by (i) N.D.M.S. Ltd., a company wholly owned by FIMI Opportunity Fund, L.P., (ii) FIMI Israel
Opportunity Fund, Limited Partnership, (iii) Migdal Insurance Company, and (iv)
Shamir Insurers Investment Company and (v) the provident funds of First
International Bank of Israel, pursuant to which we issued to the Investor
352,941 Tefron Ordinary Shares for a base price of $42.5 per share and a base aggregate consideration of $15.0 million. Due to purchase price adjustment provisions in the Tefron Agreement, Tefron issued to Norfet an additional 66,176
Ordinary Shares in April 2005.

     Under the Tefron Agreement, we pay Norfet management fees annually in the amount of $120,000. Beginning December 1, 2008, the management fees were reduced by 15% until the end of 2009.

     In connection with the Tefron Agreement, the Investor also acquired an additional 136,500 Tefron Ordinary Shares in the aggregate from Arwol and
Macpell pursuant to an Agreement, or the Macpell Agreement, by and among
Macpell, Arwol and the Investor. Following the closing of the Tefron Agreement and the Macpell Agreement, the Investor held 489,441, or approximately 30.7% of the outstanding share capital of Tefron, without taking into account the Equity
Shares. Due to purchase price adjustment provisions in the Macpell Agreement,
Arwol transferred 10,690 additional Ordinary Shares to Norfet in April 2005.

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

     Below is a description of the principal terms of Tefron Agreement and
Registration Rights Agreement.

     TEFRON AGREEMENT

     ISSUE PRICE ADJUSTMENT. Under the terms of the Tefron Agreement, in the event Tefron's earnings before income tax, depreciation and amortization, or
EBITDA, for 2004 (excluding (i) the EBITDA of AlbaHealth to the extent that it exceeds zero and (ii) any increase in EBITDA of Alba Waldensian, Inc. as a result of the exercise of the put option by AlbaHealth described below) as set forth in Tefron's audited consolidated financial statements for the year ending on December 31, 2004 is less than $23 million, then the price per share of $42.5 will be adjusted as follows: (i) if Tefron's EBITDA for 2004 was equal to or less than $16 million, then the share price per share was to be reduced retroactively by $7.5 (to $35.0), and if the Company's EBITDA for 2004 is higher than $16 million but lower than $23 million, then the share price reduction was to be calculated in accordance with the following formula:

               Price Per Share = 42.5 - 7.5*[x]

               Where x = [(23,000,000 -2004 EBITDA)/1,000,000]/7]

     Tefron had the discretion to decide, in such instances, whether to issue additional shares or to refund a proportionate part of the consideration paid by the Investor.

     Tefron's EBDITA for 2004 was $11.809 million and pursuant to an amendment to the Tefron Agreement signed on March 31, 2005 Tefron issued to Norfet an additional 66,176 Ordinary Shares, instead of the adjustment mechanism provided for in the Tefron Agreement.

     Under the terms of the Tefron Agreement, the issue price per share will be increased in the event that, during the three-year period following the closing of the Tefron Agreement and the Macpell Agreement, the Investor sells at least
20% of the total number of shares purchased on April 22, 2004 from Tefron and
Macpell and Arwol for cash or publicly traded securities (excluding publicly traded securities in connection with a merger or reorganization of Tefron), at an average price of at least $92.2 per share (after adjustments for dividends, share combinations and splits). The amount of the increase will be equal to the difference between the average sale price and the threshold of $92.2 (as so adjusted), provided that in any event, an upwards adjustment will be no more than $7.5 per each share. The amount of any increase is to be paid by the
Investor to Tefron on the third anniversary of the closing of the Tefron
Agreement and the Macpell Agreement. After thoroughly reviewing the facts related to the sale of shares by Norfet during the three years following the closing of the Tefron Agreement, we have concluded that we are not entitled to an adjustment payment from Norfet under the terms described above.

     The adjustment mechanism described in the immediately preceding paragraph will also apply in respect of the four-year period following the closing of the
Tefron Agreement and the Macpell Agreement, but in such event, the Investor average sale price must exceed $116.0 per share (rather than $92.2 per share)
for the adjustment to apply.

     REGISTRATION RIGHTS AGREEMENT

     The Investor entered into a Registration Rights Agreement with Tefron,
Arwol and Macpell on the date of closing with respect to the Ordinary Shares that the Investor acquired pursuant to the Tefron Agreement and the Macpell
Agreement replacing the existing Registration Rights Agreement.

     The Registration Rights Agreement was substantially the same as the
Registration Rights Agreement approved by the shareholders of Tefron and entered into by Company, Arwol and Macpell in November 2003, other than (i) the insertion of a new provision granting to the Investor, Arwol and Macpell the right, once every 18 months, to request a registration on Form F-3 (short form registration statement) when the aggregate net proceeds from the sale of such holders' securities is at least $3.0 million, in which event Tefron would be obligated keep such registration statement effective so as to permit sale of
Ordinary Shares pursuant to the Registration Statement for a period of two years, subject to certain limitations, and (ii) the amendment of an existing provision granting to the Investor, Arwol and Macpell the right to request a registration even though Tefron is not eligible to use Form F-3 (short form registration statement), in which event Tefron would be obligated to keep such registration statement effective so as to permit sale of Ordinary Shares pursuant to the Registration Statement for a period of 120 days, subject to certain limitations.

     In connection with the execution of the Share Purchase Agreement, in March
2004, with Leber Partners, L.P., which purchased approximately 107,000 Ordinary
Shares of Tefron, we agreed to enter into a Registration Rights Agreement with
Leber Partners, the Investor under the Tefron Agreement, Arwol and Macpell. This
Registration Rights Agreement replaced, and is on substantially the same terms as, the Registration Rights Agreement that we agreed to execute in connection with the Tefron Agreement, other than as provided below. In addition to the rights to be granted to all of the shareholders that are to be party to the
Registration Rights Agreement, Leber Partners would have the right to request a registration (even though we would not be eligible to use a short form registration) of all, but not less than all, of the Ordinary Shares then held by
Leber Partners, but in any event not less than 500,000 Ordinary Shares. The other shareholders have the right to request registration if holders of at least
25% of the aggregate number of Ordinary Shares subject to the agreement at such time request to register a minimum of 5% of the share capital of Tefron then outstanding, but not less than 50,000 Ordinary Shares. Leber Partners also has the right to request a registration of all, but not less than all, of the
Ordinary Shares then held by it, but in any event not less than 50,000 Ordinary
Shares. If Macpell, Arwol and Norfet (collectively, the "Principal Holders")
intend to distribute the Ordinary Shares by means of an underwriting, the underwriter will be selected by the Company and be reasonably acceptable to
Principal Holders holding a majority of the Ordinary Shares to be registered.
Under certain conditions, the Company may defer registering such Ordinary Shares for a period not exceeding 180 days. In addition, the Company would have no obligation to register these shares pursuant to requests once it has effected three effective registrations pursuant to requests of Principal Holders.

     The Principal Holders also have the right, once every 18 months, to request a registration on Form F-3 (short form registration statement) when the aggregate net proceeds from the sale of such holders' securities are at least
$3.0 million. In addition, the Principal Holders also have certain rights to register their Ordinary Shares for sale at the time the Company registers for its own account any of its securities in connection with a public offering for cash (called "piggyback registration").

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

     Leber Partners, the Investor, Arwol and Macpell exercised their rights under the Registration Rights Agreement, and asked for the registration of all their shares by the Company. Accordingly, on November 29, 2005, the Securities
and Exchange Commission declared effective a Registration Statement on Form F-3 covering the resale of Ordinary Shares held by Leber Partners, the Investor,
Arwol and Macpell.

MACPELL AGREEMENT

     All share and per share information in the description of the following
Macpell Agreement has not been adjusted to give retroactive effect to a ten-for-one reverse split of our ordinary shares that became effective on
January 22, 2009.

     At the same time as the Investor proposed to Tefron to enter into the
Tefron Agreement, the Investor proposed to Arwol to purchase from it an additional amount of approximately 136,500 million Ordinary Shares at the base price of $55.38 per share, and concomitantly, and as a condition to the said purchase, to enter into a shareholders agreement. Arwol offered Macpell to join it and take part in the sale transaction. Under the terms of the Macpell
Agreement among the Investor, Arwol and Macpell, it was agreed that the base price for purchase of the shares, would be $55.38 per share and the aggregate purchase price would be $7,559,370.

     PURCHASE PRICE ADJUSTMENT. The purchase price of $0.5538 per share under the Macpell Agreement was subject to adjustment downwards or upwards on substantially the same terms as the adjustment of the issue price under the
Tefron Agreement, as described above; provided that if Tefron's EBITDA for 2004 is between $16 million and $23 million, then the share price reduction was to be calculated in accordance with the following formula:

          Price per share = 55.38 - 7.5*[x]

          Where x = [(23,000,000 -2004 EBITDA)/1,000,000]/7]

     Tefron's EBITDA for 2004 was $11.809 million, and due to purchase price adjustment, Arwol transferred 10,690 additional Ordinary Shares to Norfet in
April 2005, and Macpell elected to pay Norfet cash in lieu of transferring additional shares to Norfet.

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
The real capital gain derived by a corporation will be generally subject to tax at the rate of 25%. However, the real capital gain derived from sale of securities, as defined in Section 6 of the Inflationary Adjustment Law, by a
corporation, which was subject on August 10, 2005 to the provisions of Section 6 of the Inflationary Adjustment Law, will be taxed at the corporate tax rate (27%
in 2008). The Income Tax Law (Inflationary Adjustments), 1985 will be abolished from the tax year 2008, subject to transitional provisions.

     The capital gain accrued on the sale of an asset purchased prior to January
1, 2003 will be generally subject to tax at a blended rate. The marginal tax rate for individuals (up to 47% in 2008) and the regular corporate tax rate for corporations (27% in 2008) will be applied to the portion of the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1,
2003 bears to the total holding period. The remainder of the gain realized will be subject to capital gains tax at the rates applicable to an asset purchased after January 1, 2003 (see aforementioned).

     Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (in 2008 - 27% tax rate for a corporation and a marginal tax rate of up to 47% for individual).
Notwithstanding the foregoing, if the shareholder is a non-Israeli resident, then such taxation is subject to the provision of any applicable double tax treaty. Moreover, capital gain derived from the sale of the Shares of an Israeli company publicly traded on a recognized stock exchange by a non-Israeli shareholder may be exempt under the Israeli income tax ordinance from Israeli taxation provided the following cumulative conditions are met: (i) the Shares were purchased upon or after the registration of the Shares on the stock exchange, and (ii) the seller doesn't have a permanent establishment in Israel to which the derived capital gain is attributed. In addition, the sale of the
Shares may be exempt from Israeli capital gain tax under the provisions of an applicable double tax treaty. Thus, the U.S.-Israel Double Tax Treaty exempts
U.S. resident from Israeli capital gain tax in connection with such sale, provided (i) the U.S. resident owned directly or indirectly, less than 10% of an
Israeli resident company's voting power at any time within the 12-month period preceding such sale; and (ii) the seller, being an individual, is present in
Israel for a period or periods of less than 183 days at the taxable year.

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

     Upon the sale of traded securities, a detailed return, including a computation of the tax due, should be filed and an advanced payment should be paid on January 31 and June 30 of every tax year in respect of sales of securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Israeli income tax ordinance and regulations promulgated thereunder, the aforementioned return should not be filed and no advance payment should be paid. Capital gain is also reportable on the annual income tax return.

     2. DISTRIBUTIONS

     U.S. FEDERAL INCOME TAX CONSIDERATIONS. Subject to the discussion below under "Passive Foreign Investment Company Rules," a U.S. Holder generally will be required to include in gross income, as ordinary dividend income, the amount of any distributions paid on the Ordinary Shares (including the amount of any
Israeli taxes withheld) to the extent that such distributions are actually or constructively paid out of Tefron's current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of
Tefron's earnings and profits as so determined will be applied against and will reduce the U.S. Holder's adjusted tax basis in its Ordinary Shares and, to the extent they are in excess of such tax basis, will be treated as gain from a sale or exchange of such Ordinary Shares. Subject to certain limitations, "qualified dividend income" (which dividends paid by Tefron should qualify as) received by a non-corporate taxpayer generally is currently subject to U.S. federal income tax at a reduced rate. Dividends paid by Tefron will not qualify for the dividends-received deduction otherwise available to U.S. corporations.

     In the event Tefron pays dividends in a currency other than the U.S.
dollar, such dividends will be includible in the gross income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are actually or constructively received by the U.S. Holder
(regardless of whether the U.S. Holder in fact converts the dividends into U.S.
dollars). In general, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is received to the date such foreign currency is disposed of will be treated as ordinary income or loss.

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

     ISRAELI TAX CONSIDERATIONS. A distribution of dividends from income attributed to an "Approved Enterprise"/Privileged Enterprise will be generally subject to tax in Israel at the rate of 15%, subject to a reduced rate under any applicable double tax treaty. A distribution of dividends from income, which is not attributed to an Approved Enterprise, to an Israeli resident individual will generally be subject to income tax at a rate of 20%. However, a 25% tax rate will apply if the dividend recipient is a "Significant Shareholder" (I.E., a person who holds, directly or indirectly, alone or together with other, 10% or more of one of the Israeli resident company's means of control at the time of distribution or at any time during the preceding 12 month period). If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from income tax provided that the income from which such dividend is distributed was derived or accrued within Israel.

     Under the Israeli income tax ordinance, a non-Israeli resident (either individual or corporation) is generally subject to an Israeli income tax on the receipt of dividends at the rate of 20% (25% if the dividends recipient is a
"Significant Shareholder" (as defined above)); those rates are subject to a reduced tax rate under the provisions of an applicable double tax treaty. Thus, under the Treaty, the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S.
resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends - the tax rate is 12.5%, (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company's income which was entitled to a reduced tax rate applicable to an " Approved
Enterprise"/Privileged Enterprise under the Israeli Law for the Encouragement of
Capital Investments of 1959 - the tax rate is 15%, and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S.
resident in Israel.

     An Israeli resident company whose shares are listed on a stock exchange is obligated to withhold tax, upon the distribution of a dividend attributed to an
Approved Enterprise/Privileged Enterprise 's income, from the amount distributed, at the following rates: (i) Israeli resident corporation - 15%,
(ii) Israeli resident individual - 15%, and (iii) non-Israeli resident -
generally 15%, subject to a reduced tax rate under an applicable double tax treaty. If the dividend is distributed from an income not attributed to the
Approved Enterprise, the following withholding tax rates will apply: (i) Israeli resident corporation - 0%, (ii) Israeli resident individual - 20% and (iii)
non-Israeli resident - 20%, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

     3. PASSIVE FOREIGN INVESTMENT COMPANY ("PFIC") RULES

     Based on current projections concerning the composition of Tefron's income and assets, Tefron does not believe that it will be treated as a PFIC for its current or future taxable years. However, because this conclusion is based on our current projections and expectations as to future business activity, Tefron can provide no assurance that it will not be treated as a PFIC in respect of its current or any future taxable years. We urge you to consult your own tax advisors regarding possible application of the PFIC rules to your ownership and disposition of Ordinary Shares.

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

     U.S. backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against the U.S.
Holder's U.S. federal income tax liability and may entitle such U.S. Holder to a refund, by timely filing the appropriate claim for refund with the Internal
Revenue Service and furnishing any required information.

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

10I. SUBSIDIARY INFORMATION

     Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN CURRENCY RISK

     Our operating expenses are influenced by changes in the exchange rates between the dollar and foreign currencies, especially the NIS. Our operational expenses increase when the dollar is devalued against such currencies. At
December 31, 2008, our liabilities denominated in foreign currencies in the amount of $25.5 million represented 37.5% of our total liabilities of $68.0 million. At December 31, 2008, our assets denominated in foreign currencies in the amount of $7.8 million represented 5.9% of our total assets of $131.7 million. In 2008, the average amount of our net liabilities denominated in NIS was approximately $16.1 million. Based on such amount, a depreciation of the dollar in relation to NIS in the amount of 10% would cause us to incur annual expenses in the amount of approximately $1.6 million. Due to the appreciation of the NIS vis-a-vis the dollar in 2007 and in 2008, we incurred gross expenses of approximately $0.2 million in 2008 and $1.0 million in 2007. This amount does not take into account hedging transactions performed by the Company during 2007 and 2008, which diminished the adverse effect of the appreciation of the NIS in relation to the dollar. Although during the second half of 2008 the U.S. dollar appreciated vis-a-vis the NIS, the NIS may appreciate vis-a-vis the U.S. dollar again in the future.

     Additionally, a portion of our sales is denominated in Euros. The dollar value of these sales increases when the dollar depreciates against the Euro. We may from time to time utilize derivative financial instruments to manage risk exposure to fluctuations in foreign exchange rates. Accordingly, in 2008, forward exchange contracts were designated as hedging instrument. We do not engage in any speculative or profit motivated forward or derivatives activities.
See "Item 3. Key Information - 3D. Risk Factors" and "Item 5. Operating and
Financial Review and Prospects - Impact of Inflation and Currency Fluctuations".

     Most of our sales are denominated in U.S. dollars, and we incur most of our expenses in U.S. dollars and in NIS. According to the salient economic factors indicated in IAS 21, "The Effects of Changes in Foreign Exchange Rates," our
cash flow, sale price, sales market, expense, financing and intercompany transactions and arrangement indicators are predominately denominated in U.S.
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

     As of December 31, 2008, there were no gains or losses recognized in earnings for hedge ineffectiveness. As of December 31, 2008, we had outstanding forward contracts and put options in the amount of $26.3 million. We enter into forward contracts only with well-established institutions, and therefore we believe that the liabilities that were owed to us at December 31, 2008 will be realized. In the event that forward contracts were to become unavailable to us for a period of time and the dollar were devalued against foreign currencies, our operational expenses would increase by an amount corresponding to the devaluation of the dollar as a result of our inability to hedge changes in exchange rates.

INTEREST RATE RISK

     Of our dollar-denominated financial liabilities at December 31, 2008, $23.4 million were loans denominated in dollar bearing interest at LIBOR. As a result, our interest expenses are sensitive to changes in LIBOR.

     Our dollar-denominated financial liabilities bear interest at 1.0% to 5.1%
over LIBOR.

     In addition, a subordinated note was issued to the Company bearing variable interest (linked to LIBOR). A hypothetical one percent shift in interest rates would result in a decrease (or increase) in net income of approximately $0.2 million. In 2008, we entered into an improved financing arrangement with our bank creditors. The annual interest rate was reduced to three-month LIBOR plus
1.0%. Additionally, we converted loans at the principal amount of $6.0 million held at U.S banks into new loans received from our Israeli banks with longer repayment terms.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not Applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
         PROCEEDS

14A. TO E. Not Applicable.

ITEM 15T. CONTROLS AND PROCEDURES

     (a) DISCLOSURE CONTROLS AND PROCEDURES. As of the end of the period covered by this report, we performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the
SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the
Securities Act of 1933, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within Tefron to disclose material information otherwise required to be set forth in our reports. Nevertheless, our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Based on our evaluation, our management, including our Chief
Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15(d) -
15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report are effective.

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

     Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2008 based on the framework for Internal
Control-Integrated Framework set forth by The Committee of Sponsoring
Organizations of the Treadway Commission. Based on our assessment, our management concluded that the Company's internal control over financial reporting were effective as of December 31, 2008.

     This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.
Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange
Commission that permit us to provide only management's report in this Annual
Report.

      (c) CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

16A. AUDIT COMMITTEE FINANCIAL EXPERT

     The Board of Directors has determined that Yacov Elinav is an "audit committee financial expert" as defined in Item 16A of Form 20-F. Mr. Elinav is an "independent" director in accordance with applicable SEC regulations.

16B. CODE OF ETHICS

     We have adopted a code of ethics that applies to our Chief Executive
Officer, Chief Financial Officer, Corporate Controller Managers and employees in the course of their work for the Company and its subsidiaries. This code of ethics is posted on our website, www.tefron.com , and may be found as follows

1.   From our main web page, first click on the "Investor Relations" can be found on the right side of the bar menu.

2.   Next, click on "company information", can be found on the left side of the sub bar menu.

3.   Next, click on "code of business ethics".

16C. ACCOUNTANTS' FEES AND SERVICES

     The following table presents the aggregate fees for professional services and other services rendered by Kost, Forer Gabbay & Kasierer in Israel, a member of Ernst & Young Global to Tefron in 2008 and 2007.

                          US$ 2008        US$ 2007
                          --------        --------

Audit Fees                $234,000        $233,000
                          --------        --------
Audit-related Fees        $ 15,000        $ 12,000
                          --------        --------
Tax Fees                  $ 15,000        $ 42,000
                          --------        --------
All Other Fees                   -               -
                          --------        --------
TOTAL                     $264,000        $287,000
                          --------        --------

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

     During 2008, none of Audit-Related Fees, Tax Fees or Other Fees provided to us by Kost, Forer Gabbay & Kasierer in Israel or by Ernst & Young or
McGladrey & Pullen, LLP in the United States were approved by the Audit
Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

     None.

16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

     None.

16F. CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT.

     Not applicable.

16G. CORPORATE GOVERNANCE.

     Not applicable.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

     We have responded to Item 18 in lieu of this Item.

ITEM 18. FINANCIAL STATEMENTS

     Our Consolidated Financial Statements beginning on pages F-1 through F-58, as set forth in the following index, are hereby incorporated herein by reference. These Consolidated Financial Statements are filed as part of this
Annual Report.

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
Consolidated Statements of Recognaized Revenues and Expenses      F-6
Consolidated Statements of Cash Flows                             F-7 - F-8
Notes to Consolidated Financial Statements                        F-9 - F-57
Apendix of Consolidated Financial statement-List of Subsidiaries  F-58

ITEM 19.       EXHIBITS

1.1.           Amended and Restated Memorandum of Association of the Company.

1.2.           Amended and Restated Articles of Association of the Company
               (incorporated by reference to Annex A to the Registrant's Report on Form 6-K, dated January 20, 2009).

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

2.12           Letter, dated March 24, 2009, from Bank Hapoalim to the Company regarding covenant waiver.

2.13           Letter, dated March 25, 2009, from Israel Discount Bank to the
               Company regarding covenant waiver.

2.14           Letter, dated March 31, 2009, from Bank Leumi_to the Company regarding covenant waiver.

4.1            Membership Interest Redemption Agreement, dated April 26, 2006, by and between AlbaHealth, LLC and Tefron USA, Inc. (incorporated by reference to Exhibit 4.6 to the Company's Annual Report on
               Form 20-F for the fiscal year ended December 31, 2006).

4.5            Subordination Agreement, dated April 26, 2006, by Tefron USA,
               Inc. in favor of Suntrust Bank, in its capacity as administrative agent for the lenders from time to time party to the Senior
               Credit Agreement (incorporated by reference to Exhibit 4.7 to the
               Company's Annual Report on Form 20-F for the fiscal year ended
               December 31, 2006).

4.6            Subordination Agreement, dated December 31, 2008, by Tefron USA,
               Inc. in favor of Branch Banking and Trust Company.

4.7            Amended and Restated Unsecured Subordinated Promissory Note in
               the principal amount of US $3 million, dated December 31, 2008, by AlbaHealth LLC. in favor of Tefron USA, Inc.

4.8            Share Purchase Agreement dated February 17, 2004, by and between the Company and Norfet Limited Partnership, including related
               Registration Rights Agreement attached as a schedule
               (incorporated by reference to Exhibit 4.9 to the Company's Annual
               Report on Form 20-F for the fiscal year ended December 31, 2003).

4.9            Amendment to Purchase Agreement, dated March 31, 2005, by and between the Company and Norfet Limited Partnership (incorporated by reference to Exhibit 4.11 to the Company's Annual Report on
               Form 20-F for the fiscal year ended December 31, 2004).

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

14.(a).1       Consent of Kost, Forer Gabbay & Kasierer, a member of Ernst &
               Young Global.

                        TEFRON LTD. AND ITS SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2008

                            U.S. dollars in thousands

                        TEFRON LTD. AND ITS SUBSIDIARIES

            CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008
                            U.S. DOLLARS IN THOUSANDS

                                      INDEX

                                                                          PAGE
                                                                        ---------

Report of Independent Registered Public Accounting Firm                    F-2

Consolidated Balance Sheets                                             F-3 - F-4

Consolidated Statements of Income                                          F-5

Consolidated Statements of Recognized Revenues and Expenses                F-6

Consolidated Statements of Cash Flows                                   F-7 - F-8

Notes to Consolidated Financial Statements                              F-9 - F-57

Appendix to Consolidated Financial Statements - List of subsidiaries       F-58

Kost, Forer, Gabbay & Kasierer 2 PAL-YAM Blvd. HAIFA 33095 Tel. 04-8654000 Fax: 03-5633443

             Report of Independent Registered Public Accounting Firm
                  To Board of Directors and the Shareholders of

                                   Tefron Ltd.

     We have audited the accompanying consolidated balance sheets of TEFRON Ltd.
and its subsidiaries (the "Company") as of December 31, 2008 and 2007 and the
related consolidated statements of income, recognized revenue and expenses, and cash flows for each of the years ended December 31, 2008 and 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public
Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the
Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2008 and 2007, and the results of their operations, recognized income and expenses and cash flows for each of the years then ended, in conformity with International Financial Reporting Standards
("IFRS") as issued by the International Accounting Standards Board ("IASB").

                                          Kost Forer Gabay & Kasierer
                                 A member firm of Ernst & Young Global Limited

Haifa, Israel
March 31, 2009

                                     F - 2

                                                                     TEFRON Ltd.
Consolidated Balance Sheets
--------------------------------------------------------------------------------

                                                               AS OF DECEMBER 31,
                                                           -------------------------
                                                             2008           2007
                                                           ----------     ----------
ASSETS                                          NOTE            $ IN THOUSANDS
------                                        --------     -------------------------

CURRENT ASSETS

Cash and cash equivalents                                  $    1,566     $    2,384
Short-term investments                               4            847         12,731
Trade receivables, net                               5         23,446         29,033
Other current assets                                 6          4,558          4,940
Inventories                                          7         32,125         33,793
                                                           ----------     ----------

                                                               62,542         82,881
                                                           ----------     ----------

NON-CURRENT ASSETS

Marketable securities                                               -          1,284
Subordinated note receivable                        10          2,700          3,000
Property, plant and equipment, net                   8         64,469         72,978
Goodwill and other intangible assets, net            9          2,021            597
                                                           ----------     ----------

                                                               69,190         77,859
                                                           ----------     ----------

                                                           $  131,732     $  160,740
                                                           ==========     ==========

       THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL
                                 PART THEREOF.

                                     F - 3

                                                                     TEFRON Ltd.
Consolidated Balance Sheets
--------------------------------------------------------------------------------

                                                            AS OF DECEMBER 31,
                                                       --------------------------
                                                          2008            2007
                                                       ----------      ----------
LIABILITIES AND EQUITY                      NOTE             $ IN THOUSANDS
----------------------                    --------     --------------------------

CURRENT LIABILITIES

Short-term loans (including current
 portion of long term - loans)                  11     $   24,809      $    5,948
Trade payables                                  12         25,167          29,720
Other current liabilities                       13          7,636           8,635
                                                       ----------      ----------

                                                           57,612          44,303
                                                       ----------      ----------

NON-CURRENT LIABILITIES

Long-term loans from banks                      14              -          13,374
Employee benefit liabilities, net               16          2,169           1,485
Deferred taxes, net                             17          6,897          12,198
Other non-current liabilities                   13          1,309               -
                                                       ----------      ----------

                                                           10,375          27,057
                                                       ----------      ----------

EQUITY ATTRIBUTABLE TO HOLDERS OF THE
  PARENT                                        19

Share capital                                               7,518           7,518
Additional paid-in capital                                107,104         106,864
Accumulated deficit                                       (43,716)        (17,594)
Treasury shares                                            (7,408)         (7,408)
                                                       ----------      ----------

                                                           63,498          89,380
Minority interest                                             247               -
                                                       ----------      ----------

TOTAL EQUITY                                               63,745          89,380
                                                       ----------      ----------

                                                       $  131,732      $  160,740
                                                       ==========      ==========

    March 31, 2009
-----------------------    -----------------------    -----------------------    -----------------------
 Certification date of         YA'AKOV GELBARD              ADI LIVNEH                 ERAN ROTEM
 financial statements       Chairman of the Board     Chief Executive Officer    Chief Financial Officer
                                of Directors

       THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL
                                 PART THEREOF.

                                     F - 4

                                                                     TEFRON Ltd.
Consolidated Statements of Income
--------------------------------------------------------------------------------

                                                                       Year ended
                                                                       December 31,
                                                                --------------------------
                                                                  2008             2007
                                                                ----------      ----------
                                                                     $ in thousands
                                                     Note       (except for per share data)
                                                   --------     --------------------------

Sales                                                           $  173,829      $  158,614
Cost of sales                                           21a        167,557         139,145
                                                                ----------      ----------

Gross profit                                                         6,272          19,469

Selling and marketing expenses                          21b         16,959          12,443
General and administrative expenses                     21c          6,406           5,190
Impairment of property, plant and equipment             21d          2,135               -
                                                                ----------      ----------

Operating (loss) income                                            (19,228)          1,836

Financial income                                        21e            319           1,401
Financial expenses                                      21e          3,347           2,690
                                                                ----------      ----------

(Loss) income before income taxes                                  (22,256)            547
Tax benefit                                             17           4,677              35
                                                                ----------      ----------

Net (loss) income                                               $  (17,579)     $      582
                                                                ==========      ==========

NET (LOSS) EARNINGS PER SHARE ATTRIBUTABLE TO
  EQUITY HOLDERS OF THE  PARENT (*)                     22

Basic and diluted (loss) earnings per share                     $     (8.3)     $      0.3
                                                                ==========      ==========

(*)  (Loss) earnings per share were calculated after the 10:1 reverse-stock split, see Note 19a.

       THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL
                                 PART THEREOF.

                                     F - 5

                                                                     TEFRON Ltd.
Consolidated Statements of Recognized Revenues and Expenses
--------------------------------------------------------------------------------

                                                                          Year ended December 31,
                                                                        --------------------------
                                                                           2008            2007
                                                                        ----------      ----------
                                                                             $ in thousands
                                                                        --------------------------

Realized gain in respect of cash flow hedging transactions, net         $     (445)     $      (52)
Realized loss (gain) on short-term investments                                  77              (3)
Unrealized gain on cash flow hedging transactions, net                          23             445
Unrealized loss on short-term investments                                        -             (77)
Actuarial loss on defined-benefit plans, net                                  (198)              -
                                                                        ----------      ----------

Total (expenses) income recognized directly in shareholders' equity           (543)            313
Net (loss) income                                                          (17,579)            582
                                                                        ----------      ----------

Total recognized (expenses) revenues                                    $  (18,122)     $      895
                                                                        ==========      ==========

       THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL
                                 PART THEREOF.

                                     F - 6

                                                                     TEFRON Ltd.
Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------

                                                                Year ended
                                                                 December 31,
                                                          --------------------------
                                                             2008            2007
                                                          ----------      ----------
                                                                $ in thousands
                                                          --------------------------

OPERATING ACTIVITIES:

Net (loss) income                                         $  (17,579)     $      582
Adjustments to reconcile net (loss) income to net
cash (used in) provided by operating activities (a)            9,861           2,452
                                                          ----------      ----------

Net cash (used in) provided by operating activities           (7,718)          3,034
                                                          ----------      ----------

INVESTING ACTIVITIES:

Purchase of property, plant and equipment                     (3,151)         (6,089)
Proceeds from sale of property, plant and equipment               35             943
Purchase of intangible assets                                   (223)           (288)
Acquisition of business (b)                                     (300)              -
Proceeds from sale of marketable securities                    5,914          17,240
Purchase of marketable securities                                  -         (18,973)
Proceeds from maturity of short - term investments             7,138           4,668
                                                          ----------      ----------

Net cash provided by (used in) investing activities            9,413          (2,499)
                                                          ----------      ----------

FINANCING ACTIVITIES:

Short-term credit from banks, net                              9,323               -
Repayment of long-term loans                                  (9,836)         (5,948)
Proceeds from long-term loans                                  6,000               -
Proceeds from exercise of options                                  -           4,382
Dividends paid to shareholders                                (8,000)           (551)
                                                          ----------      ----------

Net cash used in financing activities                         (2,513)         (2,117)
                                                          ----------      ----------

DECREASE IN CASH AND CASH EQUIVALENTS                           (818)         (1,582)

CASH AND CASH EQUIVALENT AT THE BEGINNING OF THE YEAR          2,384           3,966
                                                          ----------      ----------

CASH AND CASH EQUIVALENT AT THE END OF THE YEAR           $    1,566      $    2,384
                                                          ==========      ==========

The notes to the consolidated financial statements are an integral part thereof

                                     F - 7

                                                                     TEFRON Ltd.
Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------

                                                                           Year ended
                                                                           December 31,
                                                                    --------------------------
                                                                       2008            2007
                                                                    ----------      ----------
                                                                          $ in thousands
                                                                    --------------------------

(a)  ADJUSTMENTS TO RECONCILE NET (LOSS) INCOME TO NET
     CASH PROVIDED BY(USED IN) OPERATING ACTIVITIES

     Non cash:

     Depreciation of property, plant and equipment
        and intangible assets                                       $    8,925      $    8,568
     Impairment of property, plant and equipment                         2,135               -
     Inventories write-off                                               4,523           1,260
     Impairment of marketable securities                                   553               -
     Share-based payment expense                                           487             489
     Loss (gain) from sale of property, plant and equipment                188            (651)
     Gain from sale of marketable securities                               (22)           (134)
     Deferred taxes, net                                                (5,558)             64
     Change in employee benefit liabilities, net                           420              72
     Interest and amortization of marketable securities                   (263)           (189)
     Accrual of interest on deposits                                       (75)           (613)

     Changes in asset and liability items:

     Decrease in trade receivables                                       5,587           1,622
     Decrease (increase) in other accounts receivable
        and prepared expenses                                              661            (920)
     Increase in inventories                                            (3,051)         (4,925)
     Decrease in trade payables                                         (4,553)         (1,423)
     Decrease in other current liabilities                                 (96)           (768)
                                                                    ----------      ----------

                                                                    $    9,861      $    2,452
                                                                    ==========      ==========

(b)  ACQUISITION OF BUSINESS (NOTE 3)

     Assets and liabilities of as of acquisition date:

     Order backlog                                                  $      264      $        -
     Customer relationships                                              1,029               -
     Goodwill                                                              344               -
     Deferred tax liability                                               (323)              -
                                                                    ----------      ----------
     Total                                                               1,314               -
                                                                    ----------      ----------
     Contingent consideration                                           (1,014)              -
                                                                    ----------      ----------
                                                                    $      300      $        -
                                                                    ==========      ==========

(c)  SUPPLEMENT DISCLOSURE OF NON-CASH INVESTING ACTIVITIES

     Contingent consideration relating to acquisition
           of business activity (see (b) above)                     $    1,014      $        -
                                                                    ==========      ==========
     Acquisition of property, plant and equipment on credit         $        -      $      109
                                                                    ==========      ==========

(d)  ADDITIONAL CASH FLOW INFORMATION

     Cash paid during year for:

     Interest                                                       $    2,068      $    1,984
                                                                    ==========      ==========

     Dividends                                                      $    8,000      $      551
                                                                    ==========      ==========

     Cash received during year for:

     Interest                                                       $      394      $    1,279
                                                                    ==========      ==========

The notes to the consolidated financial statements are an integral part thereof

                                     F - 8

                                                                      TEFRON.Ltd
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 1: GENERAL

     a.   Tefron Ltd. ("the Company") is a company organized under the laws of the state of Israel. The Company designs, develops, manufactures and sells intimate apparel, swimwear and active wear using two different methods (the "Seamless" technique and the "Cut & Sew" technique). The
          Company's principal markets are the United States and Europe.

          The Company's shares are traded on the Tel Aviv Stock Exchange as well as on the OTC Bulletin Board in the USA. The Company's shares in the
          USA had been traded on the NYSE, but have been suspended from trading on the NYSE due to a low market capitalization (see Note 19c (3)).

          The Company's headquarters are located at MISGAV Industrial Zone.

     b.   DEFINITIONS

          In these financial statements:

          The Company       Tefron Ltd.

          The Group         Tefron Ltd. and its subsidiaries listed on the
                            enclosed list.

          Subsidiaries      Companies in which the Company has a  controlling
                            interest (as defined in IAS 27) and whose  financial
                            statements  are  consolidated  with the Company's
                            financial statements.

          Related parties   As defined in IAS 24.

     c.   In the interest of more efficient management of the Company, its operations and its customer- and supplier relationships, in 2009 the
          Group placed all of the active wear and intimate apparel operations under Hi-Tex founded by Tefron Ltd. (hereinafter: "Hi-Tex") and has kept the swimwear operations under Macro Clothing Ltd. To this end,
          Tefron transferred most of its assets to Hi-Tex against allotment of additional Hi-Tex shares, pursuant to Section 104 of the Israeli
          Israeli Income Tax Ordinance.

     d.   The Company incurred a loss of $17,579 thousand in the year ended
          December 31, 2008. Furthermore, in 2008 the Group generated negative cash flow from current operations amounting to $7,718 thousand. Due to the above, the Group's cash, short-term investments and long-term marketable securities decreased from $16,399 thousand as of December
          31, 2007 to $2,413 thousand. In addition, short-term credit from banks increased by $9,323 thousand.

          On the other hand, the Company has positive working capital amounting to $16.3 million (before re-classification of long-term loans to short-term due to failure to meet financial covenants, see Note 14b).
          Furthermore the stronger US dollar vs. the New Israeli Shekel (NIS)
          has improved the Company's profitability.

          In view of the above, and in view of the global economic crisis, in
          2009, the Group has implemented an overall efficiency plan, including:
          improved manufacturing efficiency by relocating several manufacturing facilities operating in Jordan to fewer, larger manufacturing facilities; improved utilization of knitting capacity and reduction in knitting cost, deployment of an advanced quality assurance system with a precise feedback to the process, closure of the Company's dyeing factory in Israel and a decision made subsequent to the balance sheet date with regard to a 15% workforce reduction at the Company.

          In addition, expansion of marketing operations in Europe as well as marketing to local customers and opening of Company stores in Israel are components of the Company's strategy to increase its capacity to make use of excess finished goods and raw materials.

                                     F - 9

                                                                      TEFRON.Ltd
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES

     a.   BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

          The Company's financial statements have been prepared on a historical cost basis, except for derivatives, and certain financial instruments, that have been measured at fair value.

          THE PREPARATION FORMAT OF THE FINANCIAL STATEMENTS

          Adoption of International Financial Reporting Standards (IFRS)

          For all periods up to and including the year ended December 31, 2007, the Company prepared its consolidated financial statements in accordance with generally accepted accounting principles in the United
          States (US GAAP). The consolidated financial statements for the year ended December 31, 2008 are the first financial statements that the
          Company has prepared in accordance with IFRS as issued by the
          International Accounting Standards Board (IASB).

          Accordingly, the Company has prepared financial statements which comply with IFRS applicable for periods beginning on or after January
          1, 2007 as described in the accounting policies. In preparing these financial statements, the Company prepared an opening IFRS balance sheet as of January 1, 2007, the Company's date of transition to IFRS.
          Note 25 explains the principal adjustments made by the Company in restating its US GAAP balance sheet as of January 1, 2007 and its previously published US GAAP financial statements for the year ended
          December 31, 2007.

          CONSISTENT ACCOUNTING POLICIES

          The accounting policies adopted in the financial statements are consistent with those of all periods presented in the financial statements.

          EARLY ADOPTION OF IFRS STANDARDS

          The Group has elected to adopt early IFRS 8 - Operating segments, as of January 1, 2007.

          IFRS 8 - OPERATING SEGMENTS

          The IASB issued IFRS 8 in November 2006. IFRS 8 replaces IAS 14
          Segment Reporting (IAS 14). IFRS 8 applies to companies whose securities are traded or are in the process of filing with any securities stock exchange. The Standard is effective for annual financial statements for periods beginning after January 1, 2009. The group early adopted this IFRS, which is permitted. The provisions of the Standard have been applied retrospectively.

          The Standard determines that an entity will adopt a management approach in reporting on the financial performance of the operating segments. The segment information would be the information that is internally used by management in order to asses its performance and allocate resources to the operating segments.

          Furthermore, information is required to be disclosed about the products or services (or group of products and similar services) from which the entity derives its revenues, the countries in which these revenues or assets are derived and major customers, irrespective of whether management uses this information for making operating decisions.

          The Group concluded that the operating segments determined in accordance with IFRS 8 is the same as the business segments previously identified under IAS 14.

                                     F - 10

                                                                      TEFRON.Ltd
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     a.   BASIS OF PREPARATION OF FINANCIAL STATEMENTS (Cont.)

          CONSOLIDATED FINANCIAL STATEMENTS

          The consolidated financial statements comprise the financial statements of Tefron Ltd. and its subsidiaries as of 31 December 2008.

          Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases.

          The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

          All intra-group balances, income and expenses and unrealized gains and losses resulting from intra-group transactions are eliminated in full.

     b.   SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS USED IN
          THE PREPARATION OF THE FINANCIAL STATEMENTS:

          JUDGMENTS

          In the process of applying the Group's accounting policies, management has made the following judgments which have the most significant effect on the amounts recognized in the financial statements:

          ESTIMATES AND ASSUMPTIONS

          The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.
          However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. The basis of the estimates and assumptions is reviewed regularly. The changes in accounting estimates are reported in the period of the change in estimate.

          The key assumptions made in the financial statements concerning uncertainties at the balance sheet date and the critical estimates computed by the Group that may cause a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

          -    LEGAL CLAIMS

               In estimating the provision for legal claims filed against the
               Company, the Company has relied on the opinion of their legal counsel. The opinion of the Company's legal counsel is based on his professional judgment, taking into account the stage of proceedings and experience with respect to that claim. Since the outcome of any legal claims will generally be determined in the court, actual results could differ from any provision recognized by the Company.

          -    DEFERRED TAX ASSETS

               Deferred tax assets are recognized for unused carry forward tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. For further information, see Note 17.

                                     F - 11

                                                                      TEFRON.Ltd
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     b.   SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS USED IN
          THE PREPARATION OF THE FINANCIAL STATEMENTS (CONT.):

          -    PENSION AND OTHER POST-EMPLOYMENT BENEFITS

               The liability in respect of defined post-employment benefit plans is determined using actuarial valuations. The actuarial valuation involves making assumptions about discount rates, expected rates of return on assets, future salary increases and mortality rates.
               Due to the long-term nature of these plans, such estimates are subject to significant uncertainty. For further information, see
               Note 16.

          -    ALLOWANCE FOR DOUBTFUL ACCOUNTS

               Company management regularly reviews trade receivables and assesses their collectability. Accordingly, the Company makes a provision for trade receivables whose collection is doubtful.

          -    INVENTORIES

               The Company reviews in each period the state and age of
               inventories and records a provision for slow-moving inventories accordingly. In assessing whether the inventory is obsolete or slow moving, the Company relies on empirical data and on
               assumptions with regard to anticipated order backlog.

          -    FAIR VALUE OF FINANCIAL INSTRUMENTS NOT TRADED IN AN ACTIVE
               MARKET

               The fair value of the subordinated note receivable reflects its carrying amount, since the market interest rate upon issuance equaled the effective interest rate at issuance, see Note 10. The fair value of derivatives and available-for-sale securities that are not traded in an active market were determined by an
               independent appraiser using valuation techniques such as analyzed future payments and returns.

          -    IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT

               An impairment of property, plant and equipment is recorded if the recoverable amount is less than the asset's carrying amount. The recoverable amount is the higher of fair value less costs to sell, and value in use based on discounted cash flow. In order to determine the recoverable amount of fixed assets, the Company has engaged a qualified independent valuator.

          -    SHARE-BASED PAYMENT TRANSACTIONS:

               The Company's employees are entitled to remuneration in the form of share-based payment transactions as a consideration for equity instruments ("equity-settled awards"), See Note 20f for the assumptions used to measure the fair value of the equity-settled awards.

     c.   FUNCTIONAL AND FOREIGN CURRENCIES

          1.   FUNCTIONAL AND PRESENTATION CURRENCIES

               The financial statements are presented in USD, which is the
               Company's functional currency. The functional currency is the currency that best reflects the economic environment in which the
               Company operates and conducts its transactions. Each entity in the Group determines its functional currency which is used to measure its financial position and operating results.

          2.   FOREIGN CURRENCY TRANSACTIONS

               Transactions denominated in a foreign currency (i.e., a currency other than the functional currency) are recorded initially at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities are translated at each balance sheet date into the functional currency, at the exchange rate at that date. Exchange rate differences are
               recognized in the statement of income. Non-monetary assets and liabilities that are measured in term of historical cost are translated into the function currency of the exchange rate on the date of the initial transaction. Non-monetary assets and
               liabilities that are measured at fair value are translated into the functional currency at the exchange rate on the date when the fair value is determined.

                                     F - 12

                                                                      TEFRON.Ltd
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     d.   CASH EQUIVALENTS

          The Company considers highly liquid investments, including unrestricted short-term bank deposits purchased with original maturities of three months or less, to be cash equivalents.

     e.   SHORT-TERM INVESTMENTS

          In 2007, short-term investments represent bank deposits with original maturities of more than three months but less than one year.

          In 2008, short-term investments represents available for sale marketable securities, see section h1.

     f.   ALLOWANCE FOR DOUBTFUL ACCOUNTS

          The allowance for doubtful accounts is determined in respect of specific trade receivables whose collection, in the opinion of the
          Company's management, is doubtful. Impaired trade receivables are derecognized when they are assessed as uncollectible.

     g.   INVENTORIES

          Inventories are measured at the lower of cost and net realizable value. The cost of inventories comprises costs of purchase and costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

          The cost of inventories is assigned as follows:

          Raw materials and spare parts  -   Based on weighted average cost.

          Work in progress               -   Based on weighted average cost
                                             including  material,  labor and
                                             other direct and indirect
                                             manufacturing costs.

          Finished goods                 -   Based on weighted average cost
                                             including material, labor and other
                                             direct and indirect manufacturing
                                             costs.

          The Company periodically evaluates the condition and age of inventories and records a provision for slow-moving inventories.

          The allocation of fixed production overheads to the costs of inventory is based on the normal capacity of the production facilities. The amount of fixed overhead allocated to the costs of inventory is not increased as a consequence of low production. All unallocated overheads are recognized as an expense in the period in which they are incurred.

                                     F - 13

                                                                      TEFRON.Ltd
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     h.   FINANCIAL INSTRUMENTS

               Financial assets within the scope of IAS 39 are initially
               recognized at fair value plus directly attributable transaction costs, except for investments at fair value through profit or loss in which case transaction costs are expensed as incurred.

               After initial recognition, the subsequent accounting and
               measurement of financial assets depends on their classification as follows:

               o    Financial assets at fair value through statement of income.

               o    Held-to-maturity investments.

               o    Loans and receivable.

               o    Available-for-sale financial assets.

               The Company has classified all of its financial assets as
               follows:

          1.   AVAILABLE-FOR- SALE FINANCIAL ASSETS

               After initial recognition, available-for-sale financial assets are measured at fair value with unrealized gains or losses recognized directly in equity. When the investment is disposed of or in case of impairment, the cumulative gain or loss previously recorded in equity is recognized in the statement of income.
               Interest income on investments in debt instruments is recognized in the statement of income using the effective interest method.
               Interest earned on investments are recognized in the statement of income when the right of payment has been established.

          2.   FAIR VALUE

               The fair value of investments that are traded in an active market is determined by reference to the market prices at the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument which is substantially the same; discounted cash flow or other valuation models.

          3.   FINANCIAL LIABILITIES

               Interest-bearing loans and borrowings are initially recognized at fair value less directly attributable transaction costs (such as loan raising costs). After initial recognition, interest-bearing loans and borrowings are measured at amortized cost using the effective interest method. Gains and losses are recognized in the statement of income when the loan is derecognized as well as through the systematic amortization process.

          4.   TREASURY SHARES

               Company shares held by the Company's subsidiary are presented at cost and deducted from shareholders' equity. Gain or loss from the purchase, sale, issue or cancellation of treasury shares are carrying to the shareholders' equity.

                                     F - 14

                                                                      TEFRON.Ltd
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     h.   FINANCIAL INSTRUMENTS (Cont.)

          5.   DERECOGNITION OF FINANCIAL INSTRUMENTS

               FINANCIAL ASSETS

               A financial asset is derecognized when: (i) the contractual rights to the cash flows from the financial asset expire or, (ii)
               the Company has transferred its contractual rights to receive cash flows from the financial asset or assumes an obligation to pay the received cash flows in full without material delay to a third party under a "pass-through" arrangement; and either (a)
               has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

               If the Company transfers its rights to receive cash flows from an asset and neither transfers nor retains substantially all the risks and rewards of the asset nor transfers control of the asset, the asset is recognized to the extent of the Company's continuing involvement in the asset. When continuing involvement takes the form of guaranteeing the transferred asset, the extent of the continuing involvement is the lower of the original carrying amount of the asset and the maximum amount of
               consideration received that the Company could be required to repay.

               FINANCIAL LIABILITIES

               A financial liability is derecognized when the obligation is discharged, cancelled, or expires.

     i.   IMPAIRMENT OF FINANCIAL ASSETS

          AVAILABLE-FOR-SALE FINANCIAL ASSETS

          If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the cost (net of any principal repayment and amortization) and fair value, less any impairment loss previously recognized in the statement of income.

          Any impairment loss is removed from equity and recognized in the statement of income. Impairment loss for financial instruments is not reversed through the statement of income and if in a subsequent period the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the statement of income, the impairment loss is reversed, with the amount of the reversal recognized in the statement of income.

                                     F - 15

                                                                      TEFRON.Ltd
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     j.   DERIVATIVE FINANCIAL INSTRUMENTS HELD FOR HEDGING

          From time to time, the Group enters into contracts with derivative financial instruments such as forward currency contracts (forward) and
          Put and Call options in respect of foreign currency. Such derivative financial instruments are initially recognized at fair value and attributable transactions costs are recognized in the statement of income when incurred. After initial recognition, the financial derivatives are measured at fair value. Derivatives are carried in the balance sheet as assets when the fair value is positive and as liabilities when the fair value is negative.

          Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are recognized in the statement of income.

          The Group holds derivative financial instruments in order to hedge foreign currency related risks. The fair value of forward currency contracts and Put and Call options is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

     k.   LEASES

          The tests for classifying leases as finance or operating leases depend on the substance of the agreements and are made at the inception of the lease in accordance with IAS 17.

          The Company has lease agreements in which not all the risks and rewards incidental to ownership of the leased asset are substantially transferred and therefore, are classified as operating leases. Lease payments are recognized as an expense in the statements of income on a straight-line basis over the lease term.

     l.   BUSINESS COMBINATIONS AND GOODWILL

          Business combinations are accounted for by applying purchase method pursuant to IFRS 3. Identifiable assets acquired and liabilities assumed are measured at fair value on the acquisition date and all minority interest in the acquired entity is measured at the minority shareholders' proportionate interest in the fair value of the net identifiable assets of the acquire. The cost of the acquisition is measured at the fair value of the assets given, the equity instruments issued and the liabilities incurred on the acquisition date plus direct acquisition costs.

          Goodwill acquired in a business combination is initially measured as the excess of the cost of the acquisition over the Group's interest in the fair value of the net identifiable assets of the acquiree. If the cost of the acquisition is less than the fair value of the net assets of the acquiree, the difference is recognized as a gain in the statement of income. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not systematically amortized. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to a cash-generating unit see section o below.

                                     F - 16

                                                                      TEFRON.Ltd
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     m.   Property, Plant and Equipment

          Items of property, plant and equipment are measured at cost plus direct acquisition costs less any accumulated depreciation and any accumulated impairment losses. The costs of certain items of property, plant and equipment also are reduced by investments grants received from the Israeli government.

          Deprecation is calculated at equal annual rates based on the straight line method over the useful life of the asset, as follows:

                                                           %
                                                     ------------

          Buildings                                       2.5
          Machinery and equipment                          7
          Motor vehicles                                   15
          Office furniture and equipment                  6-25
          Leasehold improvements                          6-33

          Leasehold improvements are depreciated using the straight line method over the lease term (including any optional extension term available to the Company which it intends to exercise), or over the expected useful life of the assets, whichever is shorter.

     n.   INTANGIBLE ASSETS

          Separately acquired intangible assets are measured initially at cost plus any costs directly attributable to the acquisition. Intangible assets acquired in a business combination are initially measured at fair value at the acquisition date. After initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. Amortization relating to internally generated intangible assets, excluding capitalized development costs, are recognized in the statement of income when incurred.

          According to management's assessment, intangible assets have a finite useful life. The assets are amortized over their useful life using the straight-line method and reviewed for impairment whenever there is an indication that the asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for as prospective changes in accounting estimates. The amortization charge on intangible assets with finite useful lives is recognized in the statement of income.

          The useful life of intangible assets is as follows:

                                                                Years
                                                         ------------------
          Computer software                                       4
          Customer relationships                                  7
          Order backlog                                          1-2

          Gains or losses arising from the derecognition of an intangible asset are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the statement of income.

          Computer software consists of computer systems comprising hardware and software.

          Order backlog, customer relationships and goodwill were generated from the acquisition of a business in 2008, see Note 3.

                                     F - 17

                                                                      TEFRON.Ltd
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     o.   IMPAIRMENT OF NON-FINANCIAL ASSETS

          The Company evaluates the need to record an impairment of the carrying amount of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds its recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs to sell and value in use. In measuring value in use, the estimated future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs.

          GOODWILL:

          The Company reviews goodwill for impairment once a year on December 31 or more frequently if events or changes in circumstances indicate that there is impairment.

          Impairment is recognized for goodwill by comparing the recoverable amount of the cash-generating unit(s) to the carrying amount of the cash generating unit(s), including goodwill. If the recoverable amount of the cash-generating unit(s) is less than the carrying amount of the cash-generating unit(s), an impairment loss is recognized. Impairment losses recognized for goodwill cannot be reversed.

     p.   GOVERNMENT GRANTS

          Government grants are recognized when there is reasonable assurance that the grant will be received and the Company will comply with the attached conditions. The Company's government grants relate to fixed assets and have been recorded as a reduction in the carrying amount of the fixed asset.

     q.   TAXES ON INCOME

          Taxes on income in the statement of income comprise current and deferred taxes. The tax results in respect of current or deferred taxes are recognized in the statement of income except to the extent that the tax arises from items which are recognized directly in equity. In such cases, the tax effect is also recognized in the relevant item in equity.

          DEFERRED TAXES:

          Deferred income taxes are computed using the liability method on temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes, except for a limited number of exceptions. Deferred tax assets are recognized for all deductible temporary differencesand carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which such items may be utilize. Deferred taxes are carried directly to equity if the tax relates to items that are taken to equity.

          Deferred tax balances are measured at the tax rates that are expected to apply to the period when the taxes are taken to the statement of income or to equity, based on tax laws that have been enacted or substantively enacted by the balance sheet date. The amount for deferred taxes in the statement of income represents the changes in said balances during the reported period, excluding in respect of changes attributable to items carried directly to equity.

          Taxes that would apply in the event of the sale of investments in investees have not been taken into account in computing the deferred taxes, as long as it is probable that the sale of the investments in investees is not expected in the foreseeable future. Equally, deferred taxes that would apply in the event of distribution of earnings by investees as dividends have not been taken into account in computing the deferred taxes, since the distribution of dividends does not involve an additional tax liability or since it is the Company's policy not to initiate distribution of dividends that triggers an additional tax liability.

                                     F - 18

                                                                      TEFRON.Ltd
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     q.   TAXES ON INCOME (CONT.)

          Deferred tax assets and deferred tax liabilities are presented in the balance sheet as non-current liabilities, respectively. Deferred taxes are offset if there is a legally enforceable right to set off a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority.

     r.   SHARE-BASED PAYMENT TRANSACTIONS

          The Company's employees and directors are entitled to remuneration in the form of share-based payment transactions whereby employees and directors render service as consideration for equity instruments
          ("equity-settled transactions").

          Equity-settled transactions:

          The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at the grant date.
          The fair value is determined using the Black-Scholes option pricing model (see Note 20).

          The cost of equity-settled transactions is recognized in the statement of income, together with a corresponding increase in equity, during the period which the performance and service conditions are to be satisfied, ending on the date on which the relevant employees and directors become fully entitled to the award ("the vesting period").
          The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the statement of income represents the movement in cumulative expense recognized at the beginning and end of that reported period.

          For equity-settled transactions that vest in installments, the Company treats each installment as a separate grant, which results in more compensation expense being recognized in earlier periods.

          No expense is recognized for awards that do not ultimately vest.

          If the Company modifies the conditions on which equity-instruments were granted, the minimum expense recognized is the expense as if the conditions had not been modified. An additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee at the modification date.

          If a grant of an equity instrument is cancelled, it is accounted for as if it had vested on the cancellation date, and any expense not yet recognized for the grant is recognized immediately. However, if a new grant replaces the cancelled grant and is identified as a replacement grant on the grant date, the cancelled and new grants are accounted for as a modification of the original grant, as described in the previous paragraph.

     s.   PENSIONS AND OTHER POST EMPLOYEE BENEFITS

          The Group has several employee benefit plans:

          1.   SHORT-TERM EMPLOYEE BENEFITS:

               Short-term employee benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered. A liability in respect of a cash bonus or a profit-sharing plan is recognized when the Group has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made.

                                     F - 19

                                                                      TEFRON.Ltd
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     s.   PENSIONS AND OTHER POST EMPLOYEE BENEFITS (Cont.)

          2.   POST-EMPLOYMENT BENEFITS

               The plans are normally financed by deposits in insurance
               companies and classified as defined contribution plans or as defined benefit plans.

               The Group has defined contribution plans pursuant to Section 14 of the Israeli Severance Pay Law under which the Group pays fixed contributions and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient amounts to pay all employee benefits relating to employee service in the current and prior periods. Contributions in the defined contribution plan in respect of severance pay or compensation are recognized as an expense when contributed simultaneously with receiving the employee's services and no additional provision is required in the financial statements.

               The Group also operates a defined benefit plan in respect of severance pay pursuant to the Israeli Severance Pay Law.
               According to the Law, employees are entitled to severance pay upon dismissal or retirement. The cost of providing benefits under this plan is determined using the projected unit credit method. The actuarial assumptions comprise future salary
               increases and rates of employee turnover based on the estimated timing of payment. The amounts are presented based on discounted expected future cash flows using a discount rate on Government bonds with maturity that matches the estimated term of the benefit payments.

               The Company makes current deposits in respect of its liabilities to pay compensation to certain of its employees in pension funds and insurance companies ("the plan assets").

               Actuarial gains and losses are recognized in the statement of revenues and expenses in the period in which they occur.

     t.   REVENUE RECOGNITION

          Revenues are recognized in the statements of income when the amount of revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Company and the costs incurred or to be incurred can be measured reliably.
          Revenues are measured at the fair value of the consideration received excluding any trade discounts or volume rebates.

          The following specific recognition criteria must also be met before revenue is recognized:

          REVENUES FROM SALE OF GOODS

          Revenue from the sale of goods is recognized when all the significant risks and rewards of ownership of the goods have passed to the buyer
          (usually on delivery of the goods) and the company has no continuing managerial involvement to the degree associated with ownership over the goods sold.

     u.   COST OF SALES

          Cost of sales includes expenses for storage and transportation of inventories to the end point of sale. Cost of sales also includes losses from impairment of inventories and provisions for slow-moving inventories.

     v.   EARNINGS (LOSSES) PER SHARE

          Earnings (losses) per share are calculated by dividing the net income
          (losses) attributable to equity holders of the parent by the weighted average number of ordinary shares outstanding during the period. Basic earnings (losses) per share only include shares that were actually outstanding during the period. Potential ordinary shares (convertible securities such as employee options) are included in the computation of diluted earnings per share only when their conversion decreases earnings per share or increases loss per share. Furthermore, potential ordinary shares that are converted during the period are included in diluted earnings (losses) per share only until the conversion /
          exercise date and from that date in basic earnings (losses) per share.

                                     F - 20

                                                                      TEFRON.Ltd
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     w.   PROVISIONS

          A provision is recognized when the Company has a present obligation, legal or constructive, as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of the money is material, provisions are discounted using a current pre-tax interest rate that reflects, where appropriate, the risks specific to the liability.

     x.   DISCLOSURE OF NEW IFRS IN THE PERIOD PRIOR TO THEIR ADOPTION

          1.   IAS 1 (REVISED) -PRESENTATION OF FINANCIAL STATEMENTS

               IAS 1 (Revised) requires entities to present a second statement, a separate "statement of comprehensive income" displaying other than the net income taken from the statement of income, all the items carried in the reported period directly to equity that do not result from transactions with the shareholders in their capacity as shareholders (other comprehensive income) such as adjustments arising from translating the financial statements of foreign operations, fair value adjustments of available-for-sale financial assets, changes in revaluation surplus of fixed assets and the tax effect of these items. Alternatively, the items of other comprehensive income may be displayed along with the items of the statement of income in a single statement entitled
               "statement of comprehensive income" which replaces the statement of income, while properly allocated between the Company and the minority interests. Items carried to equity resulting from transactions with the shareholders in their capacity as
               shareholders (such as capital issues, dividend distribution etc.)
               will be disclosed in the statement of changes of equity.

               IAS 1 (Revised) also prescribes that in cases of restatement of comparative figures as a result of the retroactive adoption of a change in accounting policy, the entity must include an opening balance sheet disclosing the restated comparative figures.

               IAS 1 (Revised) is effective for annual financial statements for periods beginning after January 1, 2009. Earlier application is permitted.

               The Company is evaluating whether it will have one or two
               statements.

          2.   IFRS 3 (REVISED) - BUSINESS COMBINATIONS AND IAS 27 (REVISED) -
               CONSOLIDATED AND SEPARATE FINANCIAL STATEMENTS

               IFRS 3 (Revised) and IAS 27 (Revised) ("the Standards") will be effective for annual financial statements for periods beginning on January 1, 2010.

               The principal changes expected to take place following the adoption of the Standards are:

               -    IFRS 3 currently prescribes that goodwill be measured as the excess of the cost of the purchase over the acquirer's share in the fair value of the acquiree's net identifiable assets.
                    According to the Standard goodwill may be measured at its
                    full fair value.

               -    Contingent consideration in a business combination will be initially classified as a liability or as equity. For
                    contingent consideration initially classified as a
                    liability, subsequent changes in the liability generally
                    will be recognized through profit or loss.

                                     F - 21

                                                                      TEFRON.Ltd
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     x.   DISCLOSURE OF NEW IFRS IN THE PERIOD PRIOR TO THEIR ADOPTION (CONT.)

          2.   IFRS 3 (REVISED) - BUSINESS COMBINATIONS AND IAS 27 (REVISED) -
               CONSOLIDATED AND SEPARATE FINANCIAL STATEMENTS (CONT.)

               -    Transaction costs directly attributable to the business
                    combination will be expensed as incurred.

               -    A minority interest transaction without the loss of control, whether a sale or a purchase, will be accounted for as an
                    equity transaction.

               -    A subsidiary's losses, although resulting in the
                    subsidiary's deficiency, will be allocated between the
                    parent company and minority interests, even if the minority has not guaranteed or has no contractual obligation of
                    sustaining the subsidiary or carrying out another
                    investment.

               -    Upon the loss of control of a subsidiary, the remaining
                    investment in the subsidiary, if any, will be revalued to
                    its fair value through profit and loss. This fair value will represent a new cost basis for the purpose of subsequent
                    treatment.

               The Company believes that the effect of the Standards on its financial condition, results of operations and cash flows is not expected to be material.

               3.   IFRS 2 (REVISED) - SHARE-BASED PAYMENT

                    Pursuant to the IFRS 2 (Revised) ("the revised Standard"), the definition of vesting terms will only include service
                    conditions and performance conditions and the settlement of a grant that includes non-vesting conditions by the Company or the counterparty, will be accounted for by way of vesting acceleration and not by forfeiture. The standard will be
                    applied retrospectively to financial statements for periods starting on January 1, 2009. Earlier application is
                    permitted.

                    Vesting conditions include service conditions which require the counterparty to complete a specified period of service and performance conditions which require the counterparty to complete a specified period of service and specified
                    performance targets to be met. Conditions that are other
                    than service and performance conditions will be viewed as
                    non-vesting conditions and must be taken into account when estimating the fair value of the instrument granted.

                    The Company believes that the effect of the revised Standard on its financial position, operating results and cash flows is not expected be material.

               4.   IAS 38 (REVISED) - INTANGIBLE ASSETS

                    Pursuant to IAS 38 (Revised), expenses incurred from
                    advertising, marketing or promotional activities will be
                    recognized as an expense when the company has the right to access the advertising goods or when the company receives
                    those services. For these purposes, the activities also
                    include production of catalogs and promotional pamphlets.
                    Also, IAS 38 is amended to allow the unit of production
                    amortization method is not even if it results in a lower
                    amount of accumulated amortization than under the
                    straight-line method. The Standard will be adopted
                    retrospectively starting from the financial statements for periods beginning on January 1, 2009. Earlier application is permitted.

                    The Company believes that the effect of the revised Standard on its financial position, operating results and cash flows is not expected be material.

                                     F - 22

                                                                      TEFRON.Ltd
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 3: BUSINESS COMBINATIONS

     ACQUISITION OF EXCELSIOR INC.

     On September 17, 2008, the Company acquired the entire business activity of
     Excelsior Inc. ("Excelsior"), a private company operating in the USA that specializes in the design and distribution of swimwear in the USA. The transaction was accounted for as business combination under IFRS 3.

     The total cost of this business combination amounted to $1,314 thousand, which included a cash payment of $300 thousand and contingent consideration payable of $1,014 thousand. The contingent consideration payable is an estimate of 10% of future sales of Excelsior in each of the two years following the acquisition. Any changes in the contingent consideration payable will be recorded as an adjustment to goodwill.

     The financial statements include the operating results of Excelsior from the date of acquisition.

     The Company has allocated the acquisition cost to the fair value of assets acquired and liabilities assumed. The fair value of the assets acquired and liabilities assume of Excelsior as of the date of acquisition is as follows:

                                      Fair
                                      Value
                                   -----------
                                 $ in thousands
                                   -----------

 Customer relationships            $    1,029
 Order backlog                            264
 Deferred tax liability                  (323)
                                   ----------

 Net assets                               970

 Goodwill                                 344
                                   ----------

Total Purchase cost                $    1,314
                                   ==========

Acquisition cost:

                                                     $ in
                                                   thousands
                                                  ----------

CASH OUTFLOW/INFLOW ON THE ACQUISITION

Cash and cash equivalents acquired
with the company at the acquisition date          $        -
Cash paid                                               (300)
                                                  ----------

Net cash flow                                     $     (300)
                                                  ==========

                                     F - 23

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 4: SHORT-TERM INVESTMENTS

                                          As of December 31,
                                        ---------------------
                                         2008           2007
                                        -------       -------
                                           $ in thousands
                                        ---------------------

a. MARKETABLE SECURITIES

    Auction Rate Securities             $ *)847       $ 1,284
    U.S corporate securities                  -         2,294
    Israeli government securities             -         2,090
                                        -------       -------

                                            847         5,668

b. BANK DEPOSITS                              -         7,063
                                        -------       -------

                                        $   847       $12,731
                                        =======       =======

*) The fair value of the Company's auction rate securities at December 31, 2008 was $847 thousands, which reflects an impairment loss of $553 to the carrying value of $1,400 thousands. The Company has recorded the impairment, according to
IAS 39, to the statement of income for the year ended December 31, 2008.

                                     F - 24

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 5: TRADE RECEIVABLES, NET

                                                          As of December 31,
                                                       ----------------------
                                                         2008          2007
                                                       --------      --------
                                                           $ in thousands
                                                       ----------------------

Trade Receivables (1)                                  $ 23,068      $ 28,506
Notes Receivable                                            378           527
                                                       --------      --------

                                                       $ 23,446      $ 29,033
                                                       ========      ========

(1) Net of  allowance for doubtful accounts            $    986      $    172
                                                       ========      ========

Impaired trade receivables are accounted for through recording an allowance for doubtful accounts.

The movement in the allowance for doubtful accounts is as follows:

                                                      $ in thousands
                                                        ----------

BALANCE AS OF JANUARY 1, 2007                           $      183

Utilized                                                       (11)
                                                        ----------

BALANCE AS OF DECEMBER 31, 2007                                172

Charge for the year                                            865
Utilized                                                       (51)
                                                        ----------

BALANCE AS OF DECEMBER 31, 2008                         $      986
                                                        ==========

At December 31, 2008, the aging analysis of the trade receivables is as follows:

                                        Past due trade receivables but not impaired with ageing of
                                    -----------------------------------------------------------------
                  Neither past due
                       (nor        Under 30   30 - 60    60 - 90     90 - 120    Over 120
                  impaired)ageing   days       days        days        days        days        Total
                      -------       -----     -------     -------     -------     -------     -------
                                                      $ in thousands
                      -------------------------------------------------------------------------------

DECEMBER 31, 2008     $18,954     $ 1,778     $   800     $   416     $   642     $   856     $23,446
                      =======     =======     =======     =======     =======     =======     =======

DECEMBER 31, 2007     $26,917     $   701     $   561     $   246     $   172     $   436     $29,033
                      =======     =======     =======     =======     =======     =======     =======

Note 6: OTHER CURRENT ASSETS

                                                          As of December 31,
                                                       ----------------------
                                                         2008           2007
                                                       ---------    ---------
                                                          $ in thousands
                                                       ----------------------

Prepaid expenses                                       $     545    $     742
Advances to suppliers                                        974          734
Government authorities                                     1,001        1,204
Accrued income                                               543          391
Current maturity of subordinated note receivable             300            -
Derivatives                                                  196          940
Other                                                        999          929
                                                       ---------    ---------

                                                       $   4,558    $   4,940
                                                       =========    =========

                                     F - 25

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 7: INVENTORIES

                         As of December 31,
                      -----------------------
                        2008           2007
                      ---------     ---------
                          $ in thousands
                      -----------------------

Raw Materials         $  12,343     $  13,324
Work in process          11,323        14,137
Finished goods            8,459         6,332
                      ---------     ---------

                      $  32,125     $  33,793
                      =========     =========

The amount of inventories write-off recognized in cost of sales is $4,523 thousand (2007 - $1,260 thousand).

Note 8: -PROPERTY, PLANT AND EQUIPMENT

     a.   Impairment of property. Plant and Equipment

          The Company has engaged a qualified independent appraiser in order to determine the fair value less costs to sell of its buildings, machinery and equipment, office furniture and equipment and leasehold improvements for the purpose of impairment examination. As a result of the aforementioned valuation, the Company recorded in 2008 an impairment loss amounting to $2,135 thousand, which was recognized as a separate line item in the statements of income. The value in use for the cash-generating unit was determined, pursuant to IAS 36, in accordance with the present value of expected cash flows, discounted using a 9.3% pre-tax discount rate. This value in use was found to be less than the fair value less costs to sell cost; hence impairment was recorded down to the fair value less costs to sell.

     b.   Composition and movement:

          2008

                                                                             Office
                                               Machinery                   furniture
                                  Land and        and            Motor        and          Leasehold
                                 buildings     equipment       vehicles     equipment     improvements      Total
                                  --------      --------       --------      --------       --------       --------
                                                                 $ in thousands
                                  ---------------------------------------------------------------------------------

COST

Balance as of January 1, 2008     $  6,665      $136,482       $    494      $  5,735       $  8,681       $158,057
Additions during the year              637         1,030              -           188            484          2,339
Reductions during the year               -           (26)             -            (8)          (422)          (456)
                                  --------      --------       --------      --------       --------       --------

Balance as of December 31,
2008                                 7,302       137,486            494         5,915          8,743        159,940
                                  --------      --------       --------      --------       --------       --------

ACCUMULATED DEPRECIATION AND
IMPAIRMENT

Balance as of January 1, 2008        1,349        72,680            437         3,979          6,634         85,079
Depreciation                           193         7,781             13           312            189          8,488
Reductions during the year               -           (20)             -             -           (211)          (231)
Impairment                             372         1,763              -             -              -          2,135
                                  --------      --------       --------      --------       --------       --------

Balance as of December 31,
2008                                 1,914        82,204            450         4,291          6,612         95,471
                                  ========      ========       ========      ========       ========       ========

DEPRECIATED COST AS OF
DECEMBER 31, 2008                 $  5,388      $ 55,282       $     44      $  1,624       $  2,131       $ 64,469
                                  ========      ========       ========      ========       ========       ========

                                     F - 26

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 8: - PROPERTY, PLANT AND EQUIPMENT (Cont.)

          b.   COMPOSITION AND MOVEMENT (Cont.)

               2007
                                                                                            Office
                                             Land and      Machinery         Motor       furniture and     Leasehold
                                             buildings   and equipment      vehicles       equipment      improvements      Total
                                             --------       --------        --------        --------        --------       --------
                                                                                $ in thousands

Cost

Balance as of January 1, 2007                $  6,366       $134,068        $    493        $  6,366        $  7,074       $154,367
Additions during the year                         299          3,693               6             414           1,607          6,019
Reductions during the year                          -         (1,279)             (5)         (1,045)              -         (2,329)
                                             --------       --------        --------        --------        --------       --------

Balance as of December 31, 2007                 6,665        136,482             494           5,735           8,681        158,057
                                             --------       --------        --------        --------        --------       --------

Accumulated depreciation

Balance as of January 1, 2007                   1,236         66,296             421           4,470           6,454         78,877
Depreciation                                      113          7,659              18             349             180          8,319
Reductions during the year                          -         (1,275)             (2)           (840)              -         (2,117)
                                             --------       --------        --------        --------        --------       --------

Balance as of December 31, 2007                 1,349         72,680             437           3,979           6,634         85,079
                                             --------       --------        --------        --------        --------       --------

Depreciated cost as of December 31, 2007     $  5,316       $ 63,802        $     57        $  1,756        $  2,047       $ 72,978
                                             ========       ========        ========        ========        ========       ========

          c.   For liens, see Note 18.

                                     F - 27

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 9: - GOODWILL AND INTANGIBLE ASSETS

                                                             Customer
                                                           relationships
                                                  Computer  and order
                                                  software   backlog    Goodwill     Total
                                                  --------   --------   --------   --------
                                                               $ in thousands
                                                  -----------------------------------------

COST

Balance as of January 1, 2007                     $  2,698   $      -   $      -      2,698
Additions - purchased separately                       288          -          -        288
                                                  --------   --------   --------   --------

Balance as of December 31, 2007                      2,986          -          -      2,986
Additions - purchased separately                       224          -          -        224
Additions - Acquisition of Excelsior activity
(Note 3)                                                 -      1,293        344      1,637
                                                  --------   --------   --------   --------

Balance as of December 31, 2008                      3,210      1,293        344      4,847
                                                  --------   --------   --------   --------

ACCUMULATED AMORTIZATION

Balance as of January 1, 2007                        2,140          -          -      2,140
Amortization                                           249          -          -        249
                                                  --------   --------   --------   --------

Balance as of December 31, 2007                      2,389          -          -      2,389
Amortization                                           251        186          -        437
                                                  --------   --------   --------   --------

Balance as of December 31, 2008                      2,640        186          -      2,826
                                                  --------   --------   --------   --------

NET BALANCE

As of December 31, 2008                           $    570   $  1,107   $    344   $  2,021
                                                  ========   ========   ========   ========

As of December 31, 2007                           $    597   $      -   $      -   $    597
                                                  ========   ========   ========   ========

AMORTIZATION EXPENSE

Amortization expense for intangible assets is classified in the statements of income as follows:

                                      For the year ended
                                         December 31
                                     -------------------
                                       2008       2007
                                     --------   --------
                                       $ in thousands
                                     -------------------

Cost of sales                        $    251   $    249
Selling and marketing expenses            186          -
                                     --------   --------

                                     $    437   $    249
                                     ========   ========

Note 10: - SUBORDINATED NOTE RECEIVABLE

     In 2006, the Company exercised its option to sell its holdings in
     AlbaHealth ("Alba"). The sale was made for consideration amounting to $13 million, of which $10 million was paid to the Company in cash and $3 million is payable to the Company on August 31, 2009 in accordance with an agreement for issuance of a subordinated note bearing market interest at
     LIBOR + 3%, subject to repayment of Alba's debt to a bank in the USA. The agreement was signed by Alba, Suntrust (Alba's major lender) and TEFRON
     USA. In accordance with the agreement, TEFRON USA is entitled to receive interest on the note for as long as Alba is in compliance with its credit commitments to Suntrust, as set forth in the agreement between Alba and
     Suntrust. In 2008, Alba failed to comply with one of the financial covenants. Therefore it was in breach of its credit commitment, and acted to replace its sources of financing.

     On December 31, 2008, Alba signed a new loan agreement with BB&T Bank.
     Suntrust and TEFRON USA are also parties to this agreement, and have consented for the note to be paid in ten equal installments of $300 thousand. Payments will be made quarterly starting on October 1, 2009 and will bear interest at LIBOR + 3%.

                                     F - 28

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 11: - SHORT - TERM LOANS

     a.   COMPOSITION:

                                                    Weighted                                                 As of
                                                    Average                                                 December
                                                  Interest Rate          As of December 31, 2008            31, 2007
                                                    -------        -----------------------------------       -------
                                                  December 31,
                                                     2008          In NIS       In U.S. $       Total         Total
                                                    -------        -------       -------       -------       -------
                                                       %                           $ in thousands
                                                    -------        -------------------------------------------------

Short-term credit from banks                        2.2-6.5        $ 1,368       $ 7,955       $ 9,323       $     -
Current maturities of long-term
  loans                                                                  -         4,151         4,151         5,948
Long-term loans classified as
  current (b)                                     LIBOR + 1%             -        11,335        11,335             -
                                                                   -------       -------       -------       -------

                                                                   $ 1,368       $23,441       $24,809       $ 5,948
                                                                   =======       =======       =======       =======

     b.   In 2008 the Company failed to comply with one of its debt covenants and, therefore, in accordance with IAS 1, classified its long-term loans as current (see Note 14b).

     c.   Maturities later than the balance sheet date as of December 31, 2008:

                                                 Year 1        Year 2        Year 3       Year 4         Total
                                                -------       -------       -------       -------       -------
                                                                        $ in thousands
                                                ---------------------------------------------------------------

Short-term credit from banks                    $ 9,323       $     -       $     -       $     -       $ 9,323

Current maturities of long-term loans             4,151             -             -             -         4,151

Long-term loans classified as current (b)             -         4,151         4,151         3,033        11,335
                                                -------       -------       -------       -------       -------

Total                                           $13,474       $ 4,151       $ 4,151       $ 3,033       $24,809
                                                =======       =======       =======       =======       =======

     d.   For collateral, see Note 18.

Note 12: TRADE PAYABLES

                                       As of December 31,
                                    ---------------------
                                      2008          2007
                                    -------       -------
                                        $ in thousands
                                    ---------------------

Trade Payables (1)                  $22,953       $25,384
Notes Payable                         2,214         4,336
                                    -------       -------

                                    $25,167       $29,720
                                    =======       =======

(1) Including related parties       $     8       $   118
                                    =======       =======

                                     F - 29

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 13: OTHER CURRENT LIABILITIES

                                 As of December 31,
                                -------------------
                                 2008         2007
                                ------       ------
                                   $ in thousands
                                -------------------

Payroll accruals                $3,528       $3,608
Accrued expenses                 1,177        1,092
Tax Authorities (*)              2,111        2,280
Other current liabilities          820        1,655
                                ------       ------

                                $7,636       $8,635
                                ======       ======

     *)   In January 2009, the Company reached an agreement with the Israeli Tax
          Authorities with regard to payment of taxes in arrears by
          installments. Amounts due to be settled more than one year after the balance sheet date are presented under other non-current liabilities.

Note 14: LOANS FROM BANKS

     a.   COMPOSITION:

     AS OF DECEMBER 31, 2007

                       Weighted
                       average                   Balance net
                       Interest                  of current
                        Rate         Balance      maturities
                       -------       -------       -------
                          %              $ in thousands
                       -------       ---------------------

                       LIBOR +
Loans from banks       1.2%-2%       $19,322       $13,374
                                     =======       =======

     b.   FINANCIAL COVENANTS

          Long-term loans from banks require the Company to be in compliance with financial covenants including the following financial ratios:

               o    Shareholders' equity cannot be less than $40 million.

               o    Ratio of shareholders' equity to Total assets cannot be less than 20%.

               o    Ratio of total liabilities to banks to EBITDA cannot exceed
                    9.5.

          Furthermore, the agreements contain terms and conditions which limit the Group in making certain investments or obtaining additional loans, material sale of assets, dividend distribution or other payments to shareholders.

          Failure to comply with the aforementioned covenants enable the banks to demand immediate repayment in full of all credit extended to the
          Company.

          As of December 31, 2008, the Company was in breach of the EBITDA covenant. Therefore, the Company classified these loans as current liabilities as of December 31, 2008. Subsequent to the balance sheet date, waivers were received from all banks which confirmed to the
          Company that its failure to comply with the aforementioned financial covenants does not and shall not constitute cause for demanding immediate repayment of credit extended to the Company, subject to compliance with the financial covenants starting with the financial statements as of March 31, 2009. Furthermore, the originally specified financial covenants have not been changed.

                                     F - 30

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 15: FINANCIAL INSTRUMENTS

     a.   FINANCIAL RISKS FACTORS

     The Group's activities expose it to various financial risks such as market risk (including foreign exchange risk and interest rate risk), credit risk and liquidity risk. The Group's comprehensive risk management plan focuses on activities that reduce to a minimum any possible adverse effects on the
     Group's financial performance. The Group utilizes derivatives in order to hedge certain exposures to risks.

     Risk management is performed by a unit specifically set up for this purpose
     ("the risk management unit") in accordance with the policies approved by the Board. The risk management unit identifies, measures and manages financial risks in collaboration with the Group's operating units. The
     Board establishes documented objectives for the overall risk management activities as well as specific policies with respect to certain exposures to risks such as exchange rate risk, interest rate risk and credit risk, the use of derivative financial instruments and other financial instruments, and the investments of excess liquid positions.

     1.   FOREIGN EXCHANGE RISK:

          The Group operates in a large number of countries and is exposed to foreign exchange risk resulting from the exposure to different currencies, mainly the U.S. dollar. Foreign exchange risk arises from forward commercial transactions, recognized assets and liabilities denominated in a different currency from the functional currency and net investments in foreign operations. The risk management unit is responsible for managing the net position of each foreign currency by the use of forward exchange contracts, according to the Company's hedging policy.

          Management's policy is to hedge each month's payroll expense denominated in NIS.

          The Group also hedge forecasted net cash flows from small portion of sales of goods in Euro. The foreign exchange exposure resulting from the forecasted net cash flows is principally managed by using currency forward transactions that convert U.S. dollar loans into Euro loans.

     2.   CREDIT RISK:

          The Group has no significant concentrations of credit risk. The Group has a policy to ensure collection through sales of its products to wholesalers with an appropriate credit history and through retail sales in cash or by credit card.

          Credit risk may arise from the exposure of holding several financial instruments with a single entity or from entering into transactions with several groups of debtors with similar economic characteristics whose ability to discharge their obligations will likely be similarly affected by changes in economic or other conditions. Factors that have the potential of creating concentrations of risks consist of the nature of the debtors' activities, such as their business sector, the geographical area of their operations and the financial strength of groups of borrowers.

          The Company regularly monitors the credit extended to its customers and their general financial condition but does not require collateral as security for these receivables. The Company provides an allowance for doubtful accounts based on the factors that affect the credit risk of certain customers, past experience and other information.

                                     F - 31

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 15: FINANCIAL INSTRUMENTS (CONT.)

     a.   FINANCIAL RISKS FACTORS (CONT.)

          2.   CREDIT RISK (Cont.)

               The Company maintains cash and cash equivalents, short-term and long-term investments and other financial instruments in various financial institutions. These financial institutions are located in Israel. The Company's policy is to diversify its investments among the various institutions. According to the Company's policy, the relative credit stability of the various financial institutions is evaluated on a regular basis.

               As of December 31, 2008, cash and cash equivalents totaled $1,566 thousand,

               The Company has a subordinated note from Alba (see Note 10). The
               Group constantly monitors Alba's financial results and its compliance with the financial covenants specified by lenders, as well as the payment of periodic interest payments to the Group.
               As of December 31, 2008, Alba was in compliance with the
               financial covenants.

          3.   LIQUIDITY RISK:

               The Group's objective is to maintain a balance between continuity of funding and flexibility through the use of overdrafts and bank loans,.

          4.   INTEREST RISK

               The Group is exposed to the risk of change in market interest rates on long-term loans from banks and from a subordinated note receivable issued which bear adjustable interest rates (the long-term loans and subordinated note are linked to the LIBOR interest rate).

     b.   CONCENTRATION OF LIQUIDITY RISK

          The table below presents the maturity profile of the Group's financial liabilities based on contractual undiscounted payments:

          AS OF DECEMBER 31, 2008

                            Less than      1 to 2        2 to 3         3 to 4
                             1 year         years         years         years         Total
                             -------       -------       -------       -------       -------
                                                    $ in thousands
                             ---------------------------------------------------------------

Loans from banks             $13,474       $ 4,151       $ 4,151       $ 3,033       $24,809
Trade payables                25,167             -             -             -        25,167
Other accounts payable         5,525             -             -             -         5,525
Other liabilities              2,111           915           394             -         3,420
                             -------       -------       -------       -------       -------
                             $46,277       $ 5,066       $ 4,545       $ 3,033       $58,921
                             =======       =======       =======       =======       =======

                                     F - 32

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 15: FINANCIAL INSTRUMENTS (Cont.)

     b.   CONCENTRATION OF LIQUIDITY RISK (Cont.)

          AS OF DECEMBER 31, 2007

                           Less than 1     1 to 2        2 to 3        3 to 4        4 to 5
                              year          years         years         years        years          Total
                             -------       -------       -------       -------       -------       -------
                                                            $ in thousands
                             -----------------------------------------------------------------------------

Loans from banks             $ 5,948       $ 5,544       $ 2,749       $ 2,749       $ 2,332       $19,322
Trade payables                29,720             -             -             -             -        29,720
Other accounts payable         6,355             -             -             -             -         6,355
Other liabilities              2,280             -             -             -             -         2,280
                             -------       -------       -------       -------       -------       -------
                             $44,303       $ 5,544       $ 2,749       $ 2,749       $ 2,332        57,677
                             =======       =======       =======       =======       =======       =======

     c.   FAIR VALUE

          The carrying amount of cash and cash equivalents, marketable securities and deposits, trade receivables, other current assets, subordinated note receivable, short - term loans and long-term loans, trade payables and other current liabilities approximate their fair value.

     d.   DERIVATIVES AND CASH FLOW HEDGING

          The Group has foreign currency denominated borrowings and forward foreign currency contracts to manage some of its transactions exposure to fluctuations in exchange rates. These forward foreign currency contracts are designated as cash flow hedge do.

          The cash flow hedge of expected future purchases in January, February and March 2009 was assessed to be highly effective, and as of December
          31, 2008, net unrealized gain amounting to $47 thousand, plus deferred tax liability amounting to $18 thousand, was included in the statements of recognized revenues and expenses.

          The cash flow hedge of expected future payroll in January 2009 was assessed to be highly effective, and as of December 31, 2008, net unrealized loss amounting to $28 thousand, plus deferred tax asset amounting to $17 thousand, was included in the statements of recognized revenues and expenses.

          The cash flow hedge of expected future sales in January-March 2009 was assessed to be highly effective, and as of December 31, 2008, net unrealized gain amounting to $4 thousand, plus deferred tax liability amounting to $1 thousand, was included in the statements of recognized revenues and expenses.

          The cash flow hedge of expected future payroll payments in January to
          June of 2008 was assessed to be highly effective, and as of December
          31, 2007, net unrealized gain amounting to $588 thousand, plus deferred tax liability amounting to $218 thousand, was included in the statements of recognized revenues and expenses.

          The cash flow hedge of expected future sales in January to November of
          2008 was assessed to be highly effective, and as of December 31, 2007, net unrealized loss amounting to $44 thousand, plus deferred tax asset amounting to $16 thousand, was included in the statements of recognized revenues and expenses.

                                     F - 33

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 15: FINANCIAL INSTRUMENTS (Cont.)

     d.   DERIVATIVES AND CASH FLOW HEDGING (Cont.)

          The following are details of the Group's financial derivatives:

                                         Exercise / expiration       Par value ($     Fair value
                                                 date               in thousands)   $ in thousands
                                           ----------------            ------         -------
 December 31, 2008

 Forward transactions purchased, net       Jan. - Jun. 2009             13,483            283
                                                                       =======        =======

 Options purchased:
 Call options                              Jan. - Feb. 2009             (2,000)           (88)
                                                                       =======        =======

 Put options                               Jan. - Feb. 2009              2,000              1
                                                                       =======        =======

 December 31, 2007
 Forward transactions purchased, net       Jan. 2008 - Jan. 2009        24,023            129
                                                                       =======        =======

 Call options                              Jan. - July 2008             (4,500)            (1)
                                                                       =======        =======
 Options sold:
 Put options                               Jan. - July 2008             13,896            812
                                                                       =======        =======

     e.   SENSITIVITY TESTS RELATING TO CHANGES IN MARKET FACTORS

          Changes in interest rates for financial liabilities as of December 31 would have increased (decreased) shareholders' equity and income or loss by the following amounts. This analysis assumes that all other variables are constant and ignores tax implications.

               Sensitivity test to changes in
                       interest rates
                   ----------------------
                  Gain (loss) from change
                   ----------------------
              1% increase in    1% decrease in
                  interest         interest
                   -----            -----
                       $ in thousands
                   ----------------------

        2008       $(217)           $ 217
                   =====            =====

        2007       $(231)           $ 231
                   =====            =====

          Changes in NIS exchange rates as of December 31 would have increased
          (decreased) shareholders' equity and income or loss by the following amounts. This analysis assumes that all other variables are constant and ignores tax implications.

                Sensitivity test to fluctuations
                      in NIS exchange rate
                      ---------------------
                     Gain (loss) from change
                      ---------------------
                  1% increase in   1% decrease in
                  exchange rate    exchange rate
                      -----           -----
                         $ in thousands
                      ---------------------

        2008          $(170)          $ 170
                      =====           =====

        2007          $(145)          $ 145
                      =====           =====

                                     F - 34

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 15: FINANCIAL INSTRUMENTS (Cont.)

     e.   SENSITIVITY TESTS RELATING TO CHANGES IN MARKET FACTORS (Cont.)

          Changes in NIS exchange rates as of December 31 would have increased
          (decreased) shareholders' equity and income or loss by the following amounts. This analysis assumes that all other variables are constant and ignores tax implications.

                                                                              Gain (loss) from change
                                                                               --------------------
                                                                          1% increase in  1% decrease in
                                                                          market factor   market factor
                                                                               -----          -----
                          Foreign Currency                                       $ in thousands
---------------------------------------------------------------------          --------------------

                      US DOLLAR

- 2008                 In respect of forwards transactions and options          (100)           100

- 2007                 In respect of forwards transactions and options           (35)            35

                       EURO

- 2008                 In respect of forward transactions                         35            (35)

- 2007                 In respect of forward transactions                        (25)            25

          Sensitivity tests and principal work assumptions:

          The selected changes in the relevant risk variables were determined based on management's estimate as to reasonable possible changes in these risk variables.

          The Company has performed sensitivity tests of principal market risk factors that are liable to affect its reported operating results or financial position. The sensitivity tests present the profit or loss and/or change in equity (before tax) in respect of each financial instrument for the relevant risk variable chosen for that instrument as of each reporting date. The test of risk factors was determined based on the materiality of the exposure of the operating results or financial condition of each risk with reference to the operating currency and assuming that all the other variables are constant.

          The Group is not exposed to interest risk in respect of long-term loans with fixed interest.

          The sensitivity test for long-term loans with variable interest was only performed on the variable component of interest.

                                     F - 35

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 15: FINANCIAL INSTRUMENTS (Cont.)

     f.   CAPITAL MANAGEMENT IN THE COMPANY

          The Company's capital management objectives are:

          1.   To preserve the Group's ability to ensure business continuity, thereby generating return for shareholders, investors and other interested parties.

          2.   To ensure adequate return for the shareholders by pricing goods and services in accordance with the level of risk associate with
               Group business.

          The Company strives to achieve return on equity as is acceptable within the industry and markets in which the Company operates. This return is subject to change, depending on market factors in the
          Company's industry and business environment. The Company is under a minimal equity requirement of $40 million in accordance with financial covenants included in bank loans agreements; the Company is not required to achieve a certain level of return on equity. In 2008 the
          Company recorded negative return on equity, and in 2007 it recorded a
          1% return on equity.

          In respect of loans from banks (see also Note 14), the Company is required to comply with financial covenants, including the ratio of equity to total assets cannot be less then 20%. The company is in compliance with the required financial ratio.

          The Company acts to achieve a capital return at a level that is customary in the industry and markets in which the Company operates.
          This return is subject to changes depending on market factors in the
          Company's industry and business environment.

Note 16: EMPLOYEE BENEFITS

     Employee benefits consist of short-term benefits and post-employment benefits.

     a.   POST-EMPLOYMENT BENEFITS

          According to the labor laws and Severance Pay Law in Israel, the
          Company is required to pay compensation to an employee upon dismissal or retirement or to make current contributions in defined contribution plans pursuant to Section 14 to the Severance Pay Law, as specified below. The Company's liability is accounted for as a post-employment benefit. The computation of the Company's employee benefit liability is made in accordance with a valid employment contract based on the employee's salary and employment term which establish the entitlement to receive the compensation.

          The post-employment employee benefits are normally financed by contributions classified as defined contribution plans or as defined benefit plans as detailed below.

     b.   DEFINED CONTRIBUTION PLANS

          Section 14 of the Severance Pay Act, 1963 in Israel applies to part of the compensation payments, pursuant to which the fixed contributions paid by the Group into pension funds and/or policies of insurance companies release the Group from any additional liability to employees for whom such contributions were made. These contributions and contributions for compensation represent defined contribution plans.

                                                             For the year ended
                                                                December 31
                                                           ----------------------
                                                            2008            2007
                                                           ------          ------
                                                              $ in thousands
                                                           ----------------------

Expenses in respect of defined contribution plans          $2,444          $2,123
                                                           ======          ======

                                     F - 36

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 16: ASSETS AND LIABILITIES IN RESPECT OF EMPLOYEE BENEFITS (Cont.)

     c.   DEFINED BENEFIT PLANS

          The Group accounts for that part of the payment of compensation that is not covered by contributions in defined contribution plans, as above, as a defined benefit plan for which an employee benefit liability is recognized and for which the Group contributes amounts in central severance pay funds and in qualifying insurance policies.

          1.   EXPENSES CHARGED TO THE STATEMENTS OF INCOME:

                                                                 For the year ended
                                                                    December 31
                                                               ---------------------
                                                               2008             2007
                                                               -----           -----
                                                                  $ in thousands
                                                               ---------------------

Current service cost                                           $ 382           $ 319
Interest cost on benefit obligation                              143             126
Expected return on plan assets                                   (55)            (43)
Other                                                           (121)            (82)
                                                               -----           -----

Total expenses in respect of employee benefits                 $ 349           $ 320
                                                               =====           =====

Actual return on plan assets                                   $  10           $  43
                                                               =====           =====

Expenses presented in the statements of income are as
follows:

Cost of sales                                                  $ 100           $ 194
Sales and marketing expenses                                     115              42
General and administrative expenses                              134              84
                                                               -----           -----

                                                               $ 349           $ 320
                                                               =====           =====

          2.   PLAN ASSETS (LIABILITIES), NET

                                       As of December 31,
                                    -------------------------
                                      2008              2007
                                    -------           -------
                                         $ in thousands
                                    -------------------------

Defined benefit obligation          $(3,098)          $(2,425)
Fair value of plan assets               929               940
                                    -------           -------

Total liabilities, net              $(2,169)          $(1,485)
                                    =======           =======

          3.   CHANGES IN PRESENT VALUE OF DEFINED BENEFIT OBLIGATION

                                     2008              2007
                                   -------           -------
                                        $ in thousands
                                   -------------------------

Balance as of January 1            $ 2,425           $ 2,177

Interest expenses                      143               126
Current service cost                   382               319
Benefits paid                         (574)             (412)
Net actuarial loss                     222                 -
Exchange rate differences              500               215
                                   -------           -------

Balance as of December 31          $ 3,098           $ 2,425
                                   =======           =======

          4.   PLAN ASSETS

               a)   PLAN ASSETS

                    Plan assets include assets held by a long-term employee
                    benefit fund and by qualifying insurance policies.

                                     F - 37

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 16: ASSETS AND LIABILITIES IN RESPECT OF EMPLOYEE BENEFITS (Cont.)

     c.   DEFINED BENEFIT PLANS (Cont.)

          4.   PLAN ASSETS (Cont.)

               b)   MOVEMENT IN FAIR VALUE OF PLAN ASSETS

                                            2008             2007
                                            -----           -----
                                               $ in thousands
                                            ---------------------

Balance as of January 1                     $ 940           $ 764

Expected return                                55              43
Employer contributions to the plan            118             126
Benefits paid                                (152)            (74)
Net actuarial loss                            (42)              -
Exchange rate differentials                    10              81
                                            -----           -----

Balance as of December 31                   $ 929           $ 940
                                            =====           =====

          5.   PRINCIPAL ASSUMPTIONS USED IN DETERMINING THE DEFINED BENEFIT
               PLAN

                                          2008            2007
                                        -------          -------
                                                   %
                                        ------------------------

Discount Rate                           3.9-4.6          6.1-6.3
                                        =======          =======

Expected return on plan assets            5-6.7            5-6.7
                                        =======          =======

Expected salary increase rate                 0                0
                                        =======          =======

Note 17: INCOME TAXES

     a.   TAX LAWS APPLICABLE TO GROUP COMPANIES

          The Company is subject to provisions of Income Tax Regulations (Rules for bookkeeping by foreign investment companies and certain partnerships and determination of taxable revenue), 1986. In accordance with the aforementioned regulations, the Company files its income tax returns in USD.

          TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF CAPITAL
          INVESTMENT, 1959 ("THE LAW")

          Some of the Israeli subsidiaries have "approved enterprise" status under the law for the ENCOURAGEMENT OF CAPITAL INVESTMENT, 1959.
          According to the Law, revenues from the approved enterprises, during the ten years from the first year the approved enterprise earns taxable income, provided that 14 years have not passed since the approval was granted or 12 years have not passed since the enterprise began operating, whichever is earlier ("benefit period"), will be taxed at reduced tax rate of between 10% and 25% (in accordance with the rate of foreign investments in the company). A company, in which foreign investments exceed 25%, is entitled to a 10-year benefit period. Approval letters dated January 1997 or later are entitled to a tax exemption in the first two years of the benefit period. The aforementioned benefit period has yet to start. The benefit period of the first approved investment of the Company has ended, and as such income derived from that investment is taxable at the regular corporate tax rate in Israel. The ratio of the revenue derived from these investments is calculated according to growth in Company sales over and above sales before the beginning of these investments.
          Shareholders are taxed at a 15% tax rate (withheld) on dividends distributed from revenues from the approved operations, and at a 25%
          tax rate on dividends distributed from revenues from other sources, unless otherwise stipulated by tax treaties. The Company's third plan is in accordance with Amendment 60 of the Law ("the Amendment"), under the alternative track. Under the alternative track, the benefit period start date is from the year in which taxable revenue is first generated by the approved enterprise, provided that less than 12 years have elapsed since the start of the elective year.

                                     F - 38

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 17: INCOME TAXES (Cont.)

     a.   TAX LAWS APPLICABLE TO GROUP COMPANIES (Cont.)

          The Hi-Tex enterprise has elected 2007 as its elective year.
          Furthermore, on June 30, 2008 an application for a pre-ruling was filed with the Income Tax Professional Department, requesting beneficiary enterprise status and determination of 2007 as the elective year. To date, response from the Tax Authorities has yet to be received. MACRO has elected 2007 as the elective year under the alternative track, pursuant to the amendment to the law.

          THE LAW FOR ENCOURAGEMENT OF INDUSTRY (TAXES), 1969

          The Company and its subsidiaries in Israel are "industrial companies"
          in conformity with the Industry Promotion Act (Taxes), 1969. The principal benefits to which the companies are entitled under this Act are accelerated depreciation on property, plant and equipment, preparing a consolidated tax return and allowed deduction for tax purposes, over a three year period, of costs incurred in listing shares for trading.

          CAPITAL GAINS/LOSSES

          Under provisions of the Israeli Income Tax Ordinance (Amendment 132),
          2003 (the "Reform Act"), a reduced tax rate of 25% applies to capital gains realized after January 1, 2003 instead of the normal tax rate.
          When selling assets acquired prior to the effective date of the
          "Reform Act", the reduced tax rate shall apply only to the part of the gain made after the "Reform Act" came into effect, to be calculated as set forth in the act. Furthermore, the "Reform Act" stipulates that carry-forward capital losses for tax purposes may be offset against capital gains with no time limits. The Reform Act also sets forth the option to offset capital losses from sale of assets outside Israel against capital gains in Israel.

     b.   TAX RATES APPLICABLE TO GROUP TAXABLE INCOME

          In June 2004 the Knesset Israeli Parlament passed Israeli Income Tax
          Ordinance (Amendment 140 and temporary regulations), 2004 and on July
          25, 2005 the Knesset also passed Israeli Income Tax Ordinance
          (Amendment 147), 2005 - which stipulate that the corporate tax rate in
          Israel shall be gradually reduced as follows: 2004 - 35%, 2005 -- 34%,
          2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26%, 2010 onwards - 25%.

          The tax rate applicable to a subsidiary in the USA is 34%.

          E Masira is incorporated in the Free Trade Zone in Jordan, and is taxed according to tax laws applicable in Jordan. The statutory tax rate in the Free Trade Zone in Jordan, for the industry in which the
          Group is engaged, is 0%.

     c.   FINALIZED TAX ASSESSMENTS

          The company and its subsidiaries operating in Israel have finalized tax assessments through 2004. Major subsidiaries operating outside
          Israel have finalized tax assessments through 2003.

     d.   TAX LOSS CARRY FORWARDS AND OTHER TEMPORARY DIFFERENCES

          The Company's subsidiary in Israel has tax loss carry forwards as of
          December 31, 2008 amounting to $21,544 thousand, which may be used over an unlimited period. In respect of said balances and other deductible temporary differences relating to employee benefits and provision for doubtful accounts, the Company recorded in its financial statements deferred tax assets amounting to $6,557 thousand. This deferred tax asset was made in view of expected utilization of taxable temporary differences relating to fixed assets. Furthermore, a subsidiary in the USA has tax loss carry forwards amounting to $13,281 thousand as of December 31, 2008. The Company estimates that these losses cannot be utilized; hence no deferred tax asset has been recognized.

                                     F - 39

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 17: INCOME TAXES (Cont.)

     e.   DEFERRED TAXES

          Composition:

                                                    Balance Sheet                      Statements of income
                                              ---------------------------           ---------------------------
                                                                                        For the year ended
                                                     December 31                           December 31
                                              ---------------------------           ---------------------------
                                                2008               2007               2008               2007
                                              --------           --------           --------           --------
                                                                       $ in thousands
                                              -----------------------------------------------------------------

DEFERRED TAX LIABILITIES

Property, plant and equipment                 $(13,169)          $(13,045)          $   (272)          $    (96)
Cash flow hedging transactions                      (8)              (165)                 -                  -
Acquisition of Excelsior                          (277)                 -                 46                  -
                                              --------           --------
                                               (13,454)           (13,210)
                                              --------           --------
DEFERRED TAX ASSETS

Carry-forward tax losses                         5,390                369              5,021                161
Allowance for doubtful accounts                    241                 25                216                (11)
Employee benefits                                  860                618                242                (85)
Actuarial loss in respect of defined
benefit plan                                        66                  -                  -                  -
                                              --------           --------

                                                 6,557              1,012
                                              --------           --------           --------           --------
Deferred tax benefit (expenses)                                                     $  5,253           $    (31)
                                                                                    ========           ========

Deferred tax liabilities, net                 $ (6,897)          $(12,198)
                                              ========           ========

          Deferred taxes are presented in the balance sheet as follows:

                                        December 31
                                 ---------------------------
                                   2008               2007
                                 --------           --------
                                        $ in thousands
                                 ---------------------------

Non-current liabilities          $ (6,897)          $(12,198)
                                 ========           ========

          DEFERRED TAXES IN RESPECT OF ITEMS CARRIED TO EQUITY

          The amount of deferred taxes carried to equity in respect of:

                                                                December 31
                                                           ---------------------
                                                           2008             2007
                                                           -----           -----
                                                              $ in thousands
                                                           ---------------------

Actuarial loss in respect of defined benefit plan          $  66           $   -
Gain in respect of cash flow hedging transactions             (8)           (165)
                                                           -----           -----
                                                           $  58           $(165)
                                                           =====           =====

     f.   INCOME TAX BENEFIT (EXPENSE) INCLUDED IN STATEMENTS OF INCOME

                                                     For the year ended
                                                        December 31
                                                 -------------------------
                                                   2008              2007
                                                 -------           -------
                                                       $ in thousands
                                                 -------------------------

Deferred taxes, see also (e) above               $ 5,253           $   (31)
Tax settlement relating to a prior year             (576)               66
                                                 -------           -------

                                                 $ 4,677           $    35
                                                 =======           =======

          The Company does not intend to distribute dividends which would create a tax liability for its revenues from an "approved enterprise".

                                     F - 40

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 17: INCOME TAXES (Cont.)

     g.   RATE RECONCILIATION

          A reconciliation of tax (benefit) expense, between the Israel statutory tax rate of 27% in 2008 and 29% in 2007 and the Company's effective tax rate is as follows:

                                                                        For the year ended
                                                                           December 31
                                                                   ----------------------------
                                                                     2008                2007
                                                                   --------            --------
                                                                         $ in thousands
                                                                   ----------------------------

(Loss) income before taxes                                         $(22,256)           $    547
                                                                   ========            ========

Tax (benefit) expense calculated using statutory tax rate            (6,009)                159

Non tax-deductible expenses                                             379                 105
Impairment loss for ARS                                                 146                   -
Tax settlement relating to a prior year                                 576                 (66)
Others                                                                  231                (233)
                                                                   --------            --------

Taxes (benefit) expense                                            $ (4,677)           $    (35)
                                                                   ========            ========

Effective tax rate                                                     21.0%               (6.4)%
                                                                   ========            ========

Note 18: CONTINGENT LIABILITIES, CONTRACTS AND LIENS

     a.   CONTINGENCIES

          1.   LEGAL PROCEEDINGS

               On November 15, 2006, a former employee of the Company filed claims with the District Court and with the Labor Court against the Company, a serving Board member of the Company and two former
               Board members of the Company. The plaintiff was convicted and jailed in Egypt in November 1996 on charges of spying, while in
               Egypt on Company business. The plaintiff claims a direct link exists between his arrest in Egypt and his employment by the
               Company in Egypt. The claim filed with the District Court and with the Labor Court amounts to $2,000 thousand.

               Group management estimates, based on the opinion of legal
               counsel, that the claim is without merit, hence no provision was made for this claim.

               Except as provided above, there are no material pending legal proceedings, other than litigation incidental in the ordinary course of business to which the Company or any of its
               subsidiaries are subject.

                                     F - 41

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 18: CONTINGENT LIABILITIES, CONTRACTS AND LIENS (Cont.)

     b.   CONTRACTS

          COMMITMENT TO MAKE RENT PAYMENTS

          The facilities of the Company and most of its subsidiaries are located in buildings leased for various terms ending between 2012 and 2024, including renewal options.

          The aggregate minimum rent commitments under non-cancelable leases as of December 31 are as follows:

                       2008              2007
                      -------          -------
                          $ in thousands
                      ------------------------

Year 1                $ 3,231          $ 3,108
Years 2 to 5            7,282            8,431
                      -------          -------

                      $10,513          $11,539
                      =======          =======

     c.   LIENS

          1.   All liabilities to bank are secured by a floating lien on the
               Company's existing and future assets, which permits the Company to dispose of assets in the normal course of business, on all assets of the Company and its subsidiaries.

          2.   To secure compliance with conditions of the "approved enterprise"
               status granted to the Company and its subsidiaries pursuant to the Capital Investment Promotion Act, 1959, the Company and its
               subsidiaries have pledged floating liens up to an unlimited amount on all their assets in favor of the State of Israel.

Note 19: SHAREHOLDERS' EQUITY

     a.   REVERSE SPLIT OF COMPANY SHARES

          On January 20, 2009, a special General Meeting approved a reverse split of Company share capital, such that each 10 ordinary shares of
          NIS 1 par value each would be converted into one ordinary share of NIS
          10 par value. The effective date for this reverse split was January
          22, 2009 at trading start on the Tel Aviv Stock Exchange. Earnings
          (loss) per share have been retrospectively adjusted in the Company's financial statements.

     b.   SHARE CAPITAL COMPOSITION

                                                         December 31, 2008 and 2007
                                               --------------------------------------------------
                                               Authorized            Issued            Outstanding
                                               ----------          ----------          ----------
                                                                Number of shares
                                               --------------------------------------------------

Ordinary shares, NIS 1 par value each          49,995,500          22,200,386          21,202,986
                                               ==========          ==========          ==========

     c.   RIGHTS CONFERRED BY SHARES

          ORDINARY SHARES

          1.   Voting rights at the General Meeting, right to dividends, rights upon liquidation of the Company and right to appoint Company
               Board members.

          2.   Traded on the Tel Aviv Stock Exchange.

                                     F - 42

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 19: SHAREHOLDERS' EQUITY (Cont.)

     c.   RIGHTS CONFERRED BY SHARES (Cont.)

          3.   On December 22, 2008, Company shares were suspended from trading on the New York Stock Exchange (NYSE) for failure to meet
               quantitative listing conditions, which include a requirement of average market capitalization of no less than $25 million over a period of 30 trading days. Shortly afterwards, Company shares started being traded on the OTC.

     d.   TREASURY SHARES

          As of the balance sheet date, TEFRON Holdings (98) Ltd., a wholly-owned subsidiary of the Company, holds 997,400 Company shares, which constitute 4.49% of Company shares and whose cost is $7,408 thousand.

     e.   DIVIDENDS PAID

          On April 2, 2008, the Company declared a cash dividend to Company shareholders as of April 14, 2008 ("the effective date"). The amount included in the statement of changes to shareholders' equity, amounting to $8,000 thousand, reflects a dividend of $0.377 per share outstanding on the dividend declaration date. The dividend was distributed on May 1, 2008.

     f.   SHAREHOLDERS' EQUITY MOVEMENTS

                                                         Additional                                            Total
                                          Share           paid-in       Accumulated         Treasury        shareholders'
                                         Capital          capital          deficit           shares            equity
                                         -------          -------          -------           -------           -------
                                                                       $ in thousands
                                         -----------------------------------------------------------------------------

BALANCE AS OF JANUARY 1, 2007              7,411          102,100          (18,489)           (7,408)           83,614

Exercise of stock options                      5               87                -                 -                92
Exercise of traded options                   102            4,188                -                 -             4,290
Share-based payment                            -              489                -                 -               489
Total revenues recognized                      -                -              895                 -               895
                                         -------          -------          -------           -------           -------

BALANCE AS OF DECEMBER 31, 2007            7,518          106,864          (17,594)           (7,408)           89,380
                                         =======          =======          =======           =======           =======

                                     F - 43

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 19: SHAREHOLDERS' EQUITY (Cont.)

     f.   SHAREHOLDERS' EQUITY MOVEMENTS (Cont.)

                                           Additional                                             Total
                            Share           paid-in        Accumulated        Treasury        shareholders'       Minority           Total
                           Capital          capital          deficit           shares            equity           interest          equity
                           -------          -------          -------           -------           -------           -------          -------
                                                                         $ in thousands
                           ----------------------------------------------------------------------------------------------------------------

BALANCE AS OF
JANUARY 1, 2008              7,518          106,864          (17,594)           (7,408)           89,380                 -           89,380

Share-based
payment                          -              240                -                 -               240               247              487
Dividends paid                   -                -           (8,000)                -            (8,000)                -           (8,000)
Total expenses
recognized                       -                -          (18,122)                -           (18,122)                -          (18,122)
                           -------          -------          -------           -------           -------           -------          -------

BALANCE AS OF
DECEMBER 31, 2008            7,518          107,104          (43,716)           (7,408)           63,498               247           63,745
                           =======          =======          =======           =======           =======           =======          =======

Note 20: SHARE-BASED PAYMENT

     a.   EXPENSE RECOGNIZED IN FINANCIAL STATEMENTS FROM SHARE-BASED PAYMENT

          The expense recognized in the Company's financial statements for services rendered by its employees and Board members is presented in the following table:

                                                                                  For the year ended
                                                                                      December 31
                                                                                 -------------------
                                                                                  2008         2007
                                                                                 -------      ------
                                                                                    $ in thousands
                                                                                 -------------------

Compensation related to options granted to employees and directors                 487          489
                                                                                   ---          ---

Total share-based payment expense                                                  487          489
                                                                                   ===          ===

          Share-based payment transactions granted by the Company to its employee are described below. In 2007 a change was made in the benefit plan for the Company's former CEO - see section b2a below. In 2008, there were no modifications or cancellations.

     b.   SHARE-BASED PAYMENT PLAN TO COMPANY EMPLOYEES

          1.   STOCK OPTION PLAN FOR COMPANY EMPLOYEES

               In September 1997, the Company's Board of Directors adopted a stock option plan in which options to acquire 1,166,049 ordinary shares would be granted to Board members, executives, employees and consultants of the Company. At a shareholders meeting in
               August 1999, July 2001 and March 2004, it was resolved to
               increase the number of shares issued under the stock option plan by 600,000, 500,000 and 446,274 ordinary shares, respectively.
               The exercise price for options yet to be granted would be
               determined by the Company's Board of Directors. Most of the options vest after 3 to 4 years, and are due to expire 10 years after their grant date, or upon termination of employment. The term of the option plan was originally 10 years, and was extended on March 2008 for an additional 10 years, through March 1, 2018.

                                     F - 44

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 20: SHARE-BASED PAYMENT (Cont.)

     b.   SHARE-BASED PAYMENT PLAN TO COMPANY MANAGERS AND EMPLOYEES (Cont.)

          2.   STOCK OPTIONS FOR COMPANY'S CEO AND FORMER CEO

               a.   In April 2004, the Company granted its former CEO (back then acting CEO) 650,000 options which may be exercised at an
                    exercise price of $4.25 per share. The options vest in equal installments over a four-year period starting in January
                    2004 and expire 10 years from the grant date. The market
                    price of the Company’s shares on the grant date was
                    $5.85. The Company recorded compensation expense of $110
                    thousand and $0 thousand in 2007 and 2008, respectively.
                    This expense was presented in the statements of income under
                    "general and administrative expenses". The agreement
                    includes adjustment of the option exercise price in case of dividend distribution, by an amount equal to the dividend
                    per share. This adjustment would apply to options which
                    could not be exercised upon the dividend distribution date, whether because of non-vesting of the options or in case of compliance with Section 102 of the Israeli Income Tax
                    Ordinance. In the third quarter of 2007, the Company’s
                    Board of Directors approved an amendment to the agreement, whereby the exercise price adjustment upon dividend
                    distribution would apply in all cases to all 650,000
                    options, through October 22, 2008, whether or not the
                    options have vested by that date for dividends distributed through October 22, 2008. This approval is effective
                    retrospectively since October 2006. Consequent to the
                    amendment to the agreement, the Company recorded an
                    additional expense in its 2007 financial statements,
                    amounting to $262 thousand.

               b.   On December 18, 2008, the Company granted its CEO 300,000
                    options which may be exercised at an exercise price of $4.00 per share. The options vest in installments over three years starting on September 1, 2008 and expire 10 years from the grant date or 24 months from termination of employment,
                    whichever is sooner. The market price of the Company's
                    shares on the grant date was $0.33. The fair value of the
                    aforementioned stock option grant amounts to $4 thousand.
                    Therefore, the Company recorded expenses amounting to $1
                    thousand in 2008. This expense was presented in the
                    statements of income under "general and administrative
                    expenses".

          3.   STOCK OPTIONS FOR THE CHAIRMAN OF THE BOARD OF DIRECTORS

               In July 2008, the Company granted the Chairman of the Board of
               Directors 300,000 options which may be exercised at an exercise price of $2.07 per share. The options vest in installments over a three-year period starting in July 2008 and expire 5 years from the grant date. The market price of the Company's shares on the grant date was $2.07. The fair value of the aforementioned stock option grant amounts to $270 thousand. Therefore, the Company recorded expenses amounting to $72 thousand in 2008. This expense was presented in the statements of income under "general and administrative expenses".

          4.   STOCK OPTIONS GRANTED TO AN EMPLOYEE OF A WHOLLY-OWNED SUBSIDIARY

               On June 11, 2008, the Company granted to an employee of a
               subsidiary options to purchase 62,800 shares of the subsidiary at an exercise price of $11.94 per share. All of these options vested immediately and could be exercised as of the grant date.
               The options expire four years from the grant date. The Company recorded expense amounting to $247 thousand in the statements of income in 2008. This expense is presented under "general and administrative expenses". The corresponding credit was classified as minority interest in the consolidated balance sheet.

               The fair value of the options was estimated at the grant date using the Black-Scholes option-pricing model using the following assumptions: Volatility - 49.1%, Risk-free interest rate - 3.8%,
               Exercise price - $11.94, Share price - $11.3, Dividend yield -
               0%, expected life - 3.5 years.

                                     F - 45

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 20: SHARE-BASED PAYMENT (Cont.)

     c.   MOVEMENT DURING THE YEAR

          The following table illustrates the number and weighted average exercise price of, and movements in stock options over shares in the
          Company (see Note 20b.4 for options granted over shares in a wholly-owned subsidiary of the Company) during the year:

                                                         2008                         2007
                                              --------------------------    --------------------------
                                                               Weighted                      Weighted
                                                               average                       average
                                               Number of     exercise price  Number of    exercise price
                                             stock options       ($)       stock options        ($)
                                              ----------      ----------    ----------      ----------

Outstanding at January 1                       1,397,030            5.03     1,830,875            5.24
Granted during the year                          600,000            3.04             -               -
Forfeited or expired during the year             (38,457)           4.50      (411,512)           5.03
Exercised during the year                              -               -       (22,333)           4.28
                                              ----------      ----------    ----------      ----------

Outstanding at December 31                     1,958,573            4.61     1,397,030            5.03
                                              ==========      ==========    ==========      ==========
Exercisable at December 31                     1,135,363            4.90     1,232,030            4.79
                                              ==========      ==========    ==========      ==========

     d.   The weighted average remaining contractual term of the stock options as of December 31, 2008 is approximately 3.5 years (2007 - 3.6 years).

     e.   The range of exercise prices of the stock options as of December 31,
          2008 was $2.1-$15.0 (2007 - $3.5-$15.0).

     f.   MEASURING FAIR VALUE OF OPTIONS GRANTED

          The fair value of stock options granted is estimated at the date of grant using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model used for the year ended
          December 31, 2008 (no options were granted in 2007):

                                                                  2008
                                                             ---------------

          Dividend yield (%)                                      0.0%
          Expected volatility (%)                                55.0%
          Risk-free interest rate (%)                             3.9%
          Expected life of option (years)                         3.5
          Weighted average share price ($)                      $ 3.0

          The expected life is based on historical data and is not necessarily inductive of future exercise behavior.

          The expected volatility reflects the assumption that historical volatility over a period similar to the life of the options is indicator of future trends which may also not necessarily be the actual outcome.

                                     F - 46

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 21: - SUPPLEMENTARY INFORMATION TO STATEMENTS OF INCOME ITEMS

                                                                                        For the year ended
                                                                                            December 31
                                                                                     --------------------------
                                                                                       2008              2007
                                                                                     --------          --------
                                                                                           $ in thousands
                                                                                     --------------------------

a.   COST OF SALES (*)

     Materials (**)                                                                  $ 93,705          $ 75,694
     Payroll and benefits                                                              26,193            24,776
     Sub-contracted work                                                               18,432            16,254
     Depreciation                                                                       8,488             8,319
     Other production expenses                                                         20,052            18,491
                                                                                     --------          --------
                                                                                      166,870           143,534

     Decrease (increase) in work-in-progress and finished goods inventories               687            (4,389)
                                                                                     --------          --------

                                                                                     $167,557          $139,145
                                                                                     ========          ========
     (*) Including development cost                                                  $  8,058          $  7,053
                                                                                     ========          ========
     (**) Including provision for inventories write off                              $  4,523          $  1,260
                                                                                     ========          ========

b.   SALES AND MARKETING EXPENSES

     Payroll and benefits                                                            $  5,831          $  5,025
     Shipping, export and distribution                                                  6,336             3,921
     Overseas office maintenance                                                        1,095               880
     Others                                                                             3,697             2,617
                                                                                     --------          --------

                                                                                     $ 16,959          $ 12,443
                                                                                     ========          ========

c.   GENERAL AND ADMINISTRATIVE EXPENSES

     Payroll and benefits                                                            $  3,264          $  2,450
     Office maintenance                                                                   535               508
     Consulting                                                                         1,109             1,528
     Allowance for doubtful accounts                                                      814               (11)
     Others                                                                               684               715
                                                                                     --------          --------

                                                                                     $  6,406          $  5,190
                                                                                     ========          ========

d.   Loss due to impairment of property, plant and equipment                         $  2,135          $      -
                                                                                     ========          ========
e.   FINANCIAL INCOME (EXPENSES)

     FINANCIAL INCOME

     Interest income from bank deposits                                              $    102          $  1,213
     Realized gain from financial assets available for sale                               200                31
     Net foreign exchange gain                                                             17                 -
     Realized gain from cash flow hedges                                                    -               157
                                                                                     --------          --------

                                                                                     $    319          $  1,401
                                                                                     ========          ========
     FINANCIAL EXPENSES
     Financial expenses in respect of short-term credit                              $    402          $    183
     Interest expense on financial liabilities measured at amortized cost               1,126             1,574
     Net foreign exchange loss                                                              -               593
     Impairment of investments and marketable securities                                  553                 -
     Bank expenses, hedging-related expenses and other expenses                         1,266               340
                                                                                     --------          --------
                                                                                     $  3,347          $  2,690
                                                                                     ========          ========

                                     F - 47

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 22: EARNINGS (LOSS) PER SHARE

     a.   DETAILS OF NUMBER OF SHARES AND EARNINGS (LOSS) USED TO CALCULATE
          EARNINGS (LOSS) PER SHARE:

                                                                       For the year ended December 31,
                                                       ----------------------------------------------------------------
                                                                  2008                                  2007
                                                       ---------------------------           --------------------------
                                                                            Loss                                 Net
                                                                        attributed to                          income
                                                       Weighted            equity                             attributed
                                                        average          holders of          Weighted         to equity
                                                       number of            the           average number      holders of
                                                        shares             parent            of shares        the parent
                                                       --------           --------           --------          --------
                                                      Thousands        $ in thousands        Thousands      $ in thousands
                                                       --------           --------           --------          --------

Amounts used in calculation of basic earnings
(loss) per share                                          2,120           $(17,579)             2,119          $    582
                                                       ========           ========           ========          ========

Impact of potentially dilutive ordinary
shares Amounts used in calculation of
diluted earnings (loss) per share                             -                  -                 44                 -
                                                       --------           --------           --------          --------
                                                          2,120           $(17,579)             2,163          $    582
                                                       ========           ========           ========          ========

     b.   In calculating diluted earnings (loss) per share in 2008, potentially dilutive ordinary shares (stock options), were not taken into account since their affect was anti-dilutive. In 2007, diluted earnings per share included the dilutive affect of 43,799 stock options.

     c.   The calculation of basic and diluted earnings (loss) per share reflects the affect of the reverse-split, see Note 19a.

Note 23: OPERATING SEGMENTS

     a.   GENERAL

          Group companies are engaged in two business segments:

          Seamless apparel ("Seamless")  - Design, development, manufacturing and sale of intimate apparel and
                                           active wear using the "seamless"
                                           method.

          Knitted apparel ("Cut & Sew")  - Design, development, manufacturing and sale of intimate apparel and
                                           active wear using the "cut & sew"
                                           method. Design and manufacturing are
                                           mostly carried out in Israel, in
                                           Jordan and in Asia-Pacific, and
                                           finished goods are mostly sold in the
                                           USA and Europe.

                                     F - 48

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 23: OPERATING SEGMENTS (cont.):

     b.   Reporting on operating segments:

                                           For the year ended December 31, 2008
                                       ----------------------------------------------
                                       Seamless          Cut & Sew           Total
                                       --------           --------           --------
                                                       $ in thousands
                                       ----------------------------------------------

External revenues                        86,265             87,564            173,829
                                       ========           ========           ========

Segment results                         (15,804)            (3,424)           (19,228)
                                       ========           ========           ========

Financial expenses, net                                                        (3,028)
                                                                             ========

Tax benefit                                                                     4,677
                                                                             ========

Loss                                                                          (17,579)
                                                                             ========

Segment assets                           99,012             32,720            131,732
                                       ========           ========           ========

Segment liabilities                      40,721             27,266             67,987
                                       ========           ========           ========

Capital expenditure                       2,497                877              3,374
                                       ========           ========           ========

Depreciation and amortization             6,833              2,092              8,925
                                       ========           ========           ========

                                           For the year ended December 31, 2007
                                       ---------------------------------------------
                                       Seamless          Cut & Sew             Total
                                       --------           --------           --------
                                                       $ in thousands
                                       ---------------------------------------------

External revenues                        81,594             77,020           158,614
                                       ========           ========          ========

Segment results                            (433)             2,269             1,836
                                       ========           ========          ========

Financial expenses, net                                                       (1,289)
                                                                            ========

Tax benefit                                                                       35
                                                                            ========

Net Income                                                                       582
                                                                            ========

Segment assets                          109,557             51,183           160,740
                                       ========           ========          ========

Segment liabilities                      44,856             26,504            71,360
                                       ========           ========          ========

Capital expenditure                       4,561              1,816             6,377
                                       ========           ========          ========

Depreciation and amortization             6,720              1,848             8,568
                                       ========           ========          ========

                                     F - 49

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 23: OPERATING SEGMENTS (cont.):

     c.   GEOGRAPHIC INFORMATION:

          1.   Sales by geography (based on customer location):

                          For the year ended
                             December 31
                       ------------------------
                         2008             2007
                       -------          -------
                           $ in thousands
                       ------------------------

North America          137,992          132,521
Europe                  28,038           18,314
Israel                   3,851            4,374
Others                   3,948            3,405
                       -------          -------

                       173,829          158,614
                       =======          =======

          2.   Carrying amount of assets and capital expenditures by geography
               (based on asset location):

                       Balance of non-current
                              assets (*)                Capital expenditures
                       ----------------------          ----------------------
                         As of December 31,         For the year ended December 31
                       ----------------------          ----------------------
                        2008            2007            2008            2007
                       ------          ------          ------          ------
                                           $ in thousands
                       ------------------------------------------------------

Israel                 60,521          65,821           2,665           4,730
North America           3,583           4,797              17             167
Others                  2,386           2,957             692           1,480
                       ------          ------          ------          ------

                       66,490          73,575           3,374           6,377
                       ======          ======          ======          ======

               (*)  Excluding marketable securities and subordinated note receivables.

     d.   ADDITIONAL INFORMATION

          INTER-SEGMENT TRANSFERS

          Segment revenues, expenses and operating results include inter-segment transfers. Company management believes that these transfers are accounted for at market prices to external customers for similar products. These transfers are reversed in preparation of the financial statements.

     e.   MAJOR CUSTOMERS

                                           For the year ended
                                              December 31
                                       ------------------------
                                         2008             2007
                                       -------          -------
                                            $ in thousands
                                       ------------------------

Revenues from major customers          111,772          117,533
                                       =======          =======

               Percentage of total revenues
                    ------------------

Customer A          31.6          39.1
Customer B          23.2          23.6
Customer C           9.5          11.4
                    ----          ----

                    64.3          74.1
                    ====          ====

                                     F - 50

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 23: BUSINESS SEGMENTS (Cont.)

     f.   MAJOR SUPPLIERS:

                                         For the year ended
                                            December 31
                                         ------------------
                                         2008          2007
                                         ----          ----
                                    Percentage of total purchases
                                         ------------------

PURCHASING FROM MAJOR SUPPLIERS

Supplier A                                4.9           5.2
Supplier B                                3.1           5.1
                                         ----          ----

                                          8.0          10.3
                                         ====          ====

Note 24: BALANCES AND TRANSACTIONS WITH RELATED PARTIES

     a.   BALANCES WITH RELATED PARTIES

          1.   Composition:

               AS OF DECEMBER 31, 2008

                                                      Linkage       Key
                                                       terms     executives
                                                     -----------   -------
                                                                    $ in
                                                                  thousands
                                                                   -------

               Trade payables                        Un- linked    $     8
                                                                   =======
               Other accounts payable                Un- linked    $     8
                                                                   =======

               AS OF DECEMBER 31, 2007

                                                        Key       Controlling
                                    Linkage terms   executives    shareholder
                                    -------------    ---------     --------
                                                        $ in thousands
                                                     ----------------------

              Trade payables        Un- linked       $     77      $     41
                                                     ========      ========

     b.   BENEFITS TO RELATED PARTIES

                                                                       For the year ended
                                                                          December 31
                                                                       ------------------
                                                                       2008          2007
                                                                       ----          ----
                                                                         $ in thousands
                                                                       ------------------

Payroll and benefits for employees on behalf of the Company            $678          $348
                                                                       ====          ====

Fees for Board members not employed by or on behalf of the
  Company                                                              $129          $ 91
                                                                       ====          ====

Management fees for those not employed by or on behalf of the
  Company                                                              $119          $190
                                                                       ====          ====

NUMBER OF BENEFICIARIES OF PAYROLL AND BENEFITS

Related parties employed by or on behalf of the Company                $  2          $  1
Board members not employed by the Company                                10            10
                                                                       ----          ----

                                                                       $ 12            11
                                                                       ====          ====

                                     F - 51

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 24: BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

     c.   TRANSACTIONS WITH RELATED PARTIES

          FOR THE YEAR ENDED DECEMBER 31, 2008

                                          Controlling    Executive
                                          shareholder    officers
                                             ----          ----
                                               $ in thousands
                                             ------------------

General and administrative expenses          $119          $807
                                             ====          ====

          FOR THE YEAR ENDED DECEMBER 31, 2007

                                        Controlling    Executive
                                        shareholder    officers
                                           ----          ----
                                             $ in thousands
                                           ------------------

General and administrative expenses        $190          $439
                                           ====          ====

     d.   CONTRACTS

          In April 2005, the Company entered into an agreement with another company, a related party, whereby the Company pays an annual management fee amounting to $120 thousand.

Note 25: DISCLOSURE CONCERNING ADOPTION OF INTERNATIONAL FINANCIAL REPORTING
         STANDARDS (IFRS)

     ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

     For all periods up to and including the year ended December 31, 2007, the
     Company prepared its consolidated financial statements in accordance with generally accepted accounting principles in the United States (US GAAP).
     The consolidated financial statements for the year ended December 31, 2008 are the first financial statements that the Company has prepared in accordance with IFRS as issued by the International Accounting Standards
     Board (IASB).

     Accordingly, the Company has prepared financial statements which comply with IFRS applicable for periods beginning on or after January 1, 2007. In preparing these financial statements, the Company prepared an opening IFRS balance sheet as of January 1, 2007, the Company's date of transition to
     IFRS. This note explains the major adjustments made by the Company in restating its US GAAP balance sheet as of January 1, 2007 and its previously issued US GAAP financial statements for the year ended December
     31, 2007.

     EXEMPTIONS APPLIED

     IFRS 1 allows first-time adopters certain exemptions from the general requirement of retrospectively applying those IFRSs that are effective as of December 31, 2008. The Group has applied the following exemptions:

     IFRS 3, BUSINESS COMBINATIONS, has not been applied to acquisitions of subsidiaries or of interests in associates and joint ventures that occurred before January 1, 2007.

     IFRS 2, SHARE-BASED PAYMENT, has not been applied to equity instruments that were granted on or before 7 November 2002, nor has it been applied to equity instruments granted after 7 November 2002 that vested before 1
     January 2007.

                                     F - 52

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 25: DISCLOSURE CONCERNING ADOPTION OF INTERNATIONAL FINANCIAL REPORTING
         STANDARDS (IFRS) (Cont.)

     a.   BALANCE SHEET RECONCILIATION

                                                             January 1, 2007                                  December 31, 2007
                                               -------------------------------------------        -------------------------------------------
                                                                                                                    Impact
                                                                Impact of                                             of
                                                                transition                                        transition
                                               US GAAP           to IFRS           IFRS            US GAAP          to IFRS            IFRS
                                               ---------        ---------        ---------        ---------        ---------        ---------
                                Item                                                 $ in thousands
                              ---------        ----------------------------------------------------------------------------------------------

 CURRENT ASSETS
 Cash and cash equivalents                     $   3,966        $       -        $   3,966        $   2,384        $       -        $   2,384
 Short-term investments                           15,064                -           15,064           12,731                -           12,731
 Trade receivables, net                           30,655                -           30,655           29,033                -           29,033
 Other current assets             c1               4,166             (459)           3,707            5,404             (464)           4,940
 Inventories                      c3              28,912            1,038           29,950           32,577            1,216           33,793
                                               ---------        ---------        ---------        ---------        ---------        ---------

                                                  82,763              579           83,342           82,129              752           82,881
                                               ---------        ---------        ---------        ---------        ---------        ---------
 Non-current assets

 Marketable securities                                 -                -                -            1,284                -            1,284
 Subordinated note
 receivable                                        3,000                -            3,000            3,000                -            3,000
 Property, plant and
 equipment, net                 c3, c5            77,086           (1,596)          75,490           74,791           (1,813)          72,978
 Goodwill and other
 Intangible assets, net           c5                   -              558              558                -              597              597
 Long-term deposit                                 1,029                -            1,029                -                -                -
 Assets in respect of
 employee benefits                c2                 778             (778)               -            1,288           (1,288)               -
                                               ---------        ---------        ---------        ---------        ---------        ---------

                                                  81,893           (1,816)          80,077           80,363           (2,504)          77,859
                                               ---------        ---------        ---------        ---------        ---------        ---------

 TOTAL ASSETS                                  $ 164,656        $  (1,237)       $ 163,419        $ 162,492        $  (1,752)       $ 160,740
                                               =========        =========        =========        =========        =========        =========

 CURRENT LIABILITIES

 Short - term bank loans                       $   5,948        $       -        $   5,948        $   5,948        $       -        $   5,948
 Trade payables                                   31,143                -           31,143           29,720                -           29,720
 Other current liabilities                        10,402                -           10,402            8,635                -            8,635
                                               ---------        ---------        ---------        ---------        ---------        ---------

                                                  47,493                -           47,493           44,303                -           44,303
                                               ---------        ---------        ---------        ---------        ---------        ---------

 NON-CURRENT LIABILITIES
 Long - term loans from
 banks                                            19,322                -           19,322           13,374                -           13,374
 Employee benefit
 liabilities, net                 c2               3,298           (1,885)           1,413            3,882           (2,397)           1,485
 Deferred taxes, net            c1, c2            12,313             (179)          12,134           12,397             (199)          12,198
                                               ---------        ---------        ---------        ---------        ---------        ---------

                                                  34,933           (2,064)          32,869           29,653           (2,596)          27,057
                                               ---------        ---------        ---------        ---------        ---------        ---------
 SHAREHOLDERS' EQUITY
 Share capital                                     7,411                -            7,411            7,518                -            7,518
 Additional paid-in capital       c4             101,684              416          102,100          106,530              334          106,864
 Other capital reserves                               55              (55)               -              368             (368)               -
 Accumulated deficit            c2, c4           (18,955)             466          (18,489)         (18,472)             878          (17,594)
 Treasury shares                                  (7,408)               -           (7,408)          (7,408)               -           (7,408)
                                               ---------        ---------        ---------        ---------        ---------        ---------

 TOTAL SHAREHOLDERS' EQUITY                       82,787              827           83,614           88,536              844           89,380
                                               ---------        ---------        ---------        ---------        ---------        ---------

 TOTAL LIABILITIES                             $ 164,656        $  (1,237)       $ 163,419        $ 162,492        $  (1,752)       $ 160,740
                                               =========        =========        =========        =========        =========        =========

                                     F - 53

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 25: DISCLOSURE CONCERNING ADOPTION OF INTERNATIONAL FINANCIAL REPORTING
         STANDARDS (IFRS) (Cont.)

     b.   STATEMENTS OF INCOME RECONCILIATION

                                                                                          For the year ended
                                                                                          December 31, 2007
                                                                                 ---------------------------------------
                                                                                               Impact of
                                                                                              transition
                                                                                 US GAAP        to IFRS           IFRS
                                                                                 --------       --------        --------
                                                                                            $ in thousands
                                                                      Item             (except for per share data)
                                                                    --------     ---------------------------------------

Sales                                                                            $158,614       $      -        $158,614
Cost of sales                                                          c2         139,147             (2)        139,145
                                                                                 --------       --------        --------

Gross profit                                                                       19,467              2          19,469

Sales and marketing expenses                                                       12,443              -          12,443
General and administrative expenses                                    c4           5,272            (82)          5,190
                                                                                 --------       --------        --------

Operating income                                                                    1,752             84           1,836

Financial income                                                                    1,401              -           1,401
Financial expenses                                                                  2,690              -           2,690
                                                                                 --------       --------        --------

Income before income taxes                                                            463             84             547
Tax benefit                                                            c2              20             15              35
                                                                                 --------       --------        --------

Net Income                                                                       $    483       $     99        $    582
                                                                                 ========       ========        ========

NET EARNINGS PER SHARE ATTRIBUTED TO COMPANY SHAREHOLDERS (IN $)

Basic diluted net earnings                                                            0.3       *)     -             0.3
                                                                                 ========       ========        ========

          *)   Represents an amount less than $0.01.

     c.   NOTES TO RECONCILIATION OF FINANCIAL STATEMENTS

          1.   DEFERRED TAXES

               According to US GAAP, deferred tax assets and liabilities were classified as current assets or current liabilities and as non-current assets or non-current liabilities based on the nature of the related asset or liability. According to IFRS, deferred tax assets and liabilities are classified as non-current assets or non-current liabilities, respectively, even if it is
               anticipated that they will be realized in the short term.
               Therefore, as of December 31, 2007 and January 1, 2007, $464
               thousand and $459 thousand, respectively, were reclassified from other current assets to the net deferred tax liability.

          2.   EMPLOYEE BENEFITS

               According to US GAAP, the severance pay liability was measured based on the employee's most recent monthly salary multiplied by the number of years of service as of each balance sheet date, based on the "shut down" method, and severance pay reserve was measured at its surrender value at each balance sheet date.

               According to IAS 19 "Employee benefits", the Company's benefit plan is considered a defined benefit plan and, therefore,
               severance pay liability was calculated on an actuarial basis. The actuarial calculation takes into consideration future salary increases, rates of employee turnover, and the estimated timing of payments. The amounts are measured based on expected future discounted cash flows of interest rates on government bonds whose maturity matches the period of the liabilities relating to the severance pay.

                                     F - 54

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

     c.   NOTES TO RECONCILIATION OF FINANCIAL STATEMENTS (CONT.)

          2.   EMPLOYEE BENEFITS (Cont.)

               Therefore, as of January 1, 2007, the Company recorded a total decrease in the net employee benefits liability of $1,107
               thousand (a decrease in assets in respect of employee benefits of
               $778 thousand offset by a decrease in the net employee benefits liability of $1,885 thousand) with an offsetting entry to
               accumulated deficit. In addition, the Company recorded an
               increase in the net deferred tax liability of $280 thousand with an offsetting entry to accumulated deficit. As of December 31,
               2007, the Company recorded a total decrease in the net employee benefits liability of $1,109 thousand (a decrease in assets in respect of employee benefits of $1,288 thousand offset by a decrease in the net employee benefits liability of $2,397
               thousand) with an offsetting entry to accumulated deficit. In addition, the Company recorded an increase in the net deferred tax liability of $265 thousand with an offsetting entry to accumulated deficit.

                                     F - 55

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 25: DISCLOSURE CONCERNING ADOPTION OF INTERNATIONAL FINANCIAL REPORTING
         STANDARDS (IFRS) (Cont.)

     c.   NOTES TO RECONCILIATION OF FINANCIAL STATEMENTS (Cont.)

          3.   SPARE PARTS

               According to US GAAP, spare parts were classified as fixed assets. According to IAS 16 "Property, plant and equipment", spare parts are usually presented as inventories and are
               recognized in the statements of income as they are consumed.
               However, significant spare parts meet the criteria for fixed assets when an entity expects to use them over more than one period. Because the Company's spare parts are continuously consumed as part of the production process, they do no meet the definition of fixed assets and, therefore, $1,038, thousand and
               $1,216, thousand were reclassified from property, plant and equipment to inventories as of January 1, 2007 and December 31,
               2007, respectively.

          4.   SHARE-BASED PAYMENTS

               a.   In accordance with SFAS No. 123(R), "Share-based payments", the Company recognized, pursuant to transition provisions
                    set forth therein, compensation cost for awards granted to employees after January 1, 2006, and compensation cost for the unvested portion of awards granted prior to January 1,
                    2006 that are outstanding as of that date.

                    Upon adoption of IFRS, the Company adopted the provisions of
                    IFRS 2, "Share-based Payment", and recorded compensation
                    cost for the vested portion of awards granted prior to
                    January 1, 2006, but subsequent to November 7, 2002, which were unvested as of January 1, 2007.

                    Accordingly, as of January 1, 2007 and December 31, 2007,
                    $416 thousand and $334 thousand was recorded as an increase to additional paid-in capital with an offsetting entry to
                    accumulated deficit, respectively.

               b.   AWARDS THAT VEST IN INSTALLMENTS

                    According to SFAS No. 123(R), the Company used the
                    straight-line method to account for awards that vest in
                    installments. According to IFRS 2, the accelerated method
                    must be used to account for such awards. Therefore, as of
                    January 1, 2007 $59 thousand was recorded as an increase to additional paid in capital and as of December 31, 2007 $10 thousand was recorded as a decrease to additional paid-in
                    capital with an offsetting entry to accumulated deficit,
                    respectively.

          5.   OTHER ASSETS

               According to US GAAP, purchased software was classified as a fixed asset. According to IAS 38 "Intangible assets", purchased software may be classified as a fixed asset only if the software is considered an integral part of the hardware; otherwise the software is classified as an intangible asset. Because the
               Company's software is not considered integral, $558 thousand and
               $597 thousand were reclassified from property, plant, and
               equipment to intangible assets as of January 1, 2007 and December
               31, 2007, respectively.

                                     F - 56

                                                                     TEFRON Ltd.
Notes to consolidated financial statements
--------------------------------------------------------------------------------

Note 26: EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

     On January 20, 2009, a special General Meeting approved a reverse split of
     Company share capital, such that each 10 ordinary shares of NIS 1 par value would be converted into one ordinary share of NIS 10 par value. The effective date for this reverse split was January 22, 2009 at trading start on the Tel Aviv Stock Exchange. Earnings (loss) per share have been retrospectively adjusted in the Company's financial statements - see also
     Note 19a. Furthermore, the General Meeting of shareholders approved an increase in the Company's authorized share capital, from 49,995,500 shares of NIS 1 par value each to 69,995,500 shares of NIS 1 par value each, at values prior to the reverse split of share capital, or from 4,999,550 shares of NIS 10 par value each to 6,999,550 shares of NIS 10 par value each in values subsequent to the reverse-split of share capital. The
     Company's Articles of Incorporation and Bylaws were amended accordingly.

                                     F - 57

                                                                     TEFRON Ltd.
Appendix to Consolidated Financial Statements - List of subsidiaries
--------------------------------------------------------------------------------

                              LIST OF SUBSIDIARIES

                                                          Shares conferring voting and
                                                               dividend rights
                                                               ----------------
                                                          December 31, 2008 and 2007
                                                               ----------------

COMPANY NAME

Subsidiaries:

Hi-Tex, a Tefron Ltd. company                                  100%         100%
Macro Clothing Ltd.                                            100%         100%
Tefron USA Inc., wholly-owned by Tefron US Holdings            100%         100%
Tefron UK Ltd., wholly-owned by Macro Clothing Ltd.            100%         100%
El Masira Textile Co., wholly-owned by Tefron USA Inc.         100%         100%
Tefron Holdings (98) Ltd.                                      100%         100%
Tefron US Holdings Corp.                                       100%         100%
Tefron Macro HK Ltd., wholly-owned by Macro Clothing Ltd       100%         100%
Tefron Holding Netherlands B.V.                                100%         100%

                                     F - 58

                                   SIGNATURES

     The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                                    TEFRON LTD.

                                                    By: /s/ Adi Livneh
                                                    -----------------------
                                                    Adi Livneh
                                                    Chief Executive Officer

                                                    By: /s/ Eran Rotem
                                                    -----------------------
                                                    Eran Rotem
                                                    Chief Financial Officer

June 30, 2009