Form 20-F
period 2009-12-31
TEFRON LTD
filed 2010-07-13
CIK 1044863

      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 13, 2010
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
     ACT OF 1934

     For the fiscal year ended December 31, 2009

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

             2,120,298 ORDINARY SHARES, NIS 10.0 PAR VALUE PER SHARE

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
ACCOUNTING STANDARDS BOARD |X|

OTHER [_]

If "Other" has been checked in response to the previous  question,  indicate by check mark which financial statement item the registrant has elected to follow.

                         ITEM 17 [_]  ITEM 18 [_]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                              YES [_]  NO [X]

                                       ii

                               TABLE OF CONTENTS

                                                                            Page

PART I                                                                         3

     ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS        3
     ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE                      3
     ITEM 3.      KEY INFORMATION                                              3
         3A.      Selected Financial Data                                      3
         3B.      Capitalization and Indebtedness                              5
         3C.      Reasons for the Offer and Use of Proceeds                    5
         3D.      Risk Factors                                                 5
     ITEM 4.      INFORMATION ON THE COMPANY                                  18
         4A.      History and Development of the Company                      19
         4D.      Property, Plants and Equipment                              33
     ITEM 4A.     UNRESOLVED STAFF COMMENTS                                   35
     ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS                35
     ITEM 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                  49
         6A.      Directors and Senior Management                             49
         6B.      Compensation                                                52
         6C.      Board Practices                                             55
         6D.      Employees                                                   58
         6E.      Share Ownership                                             59
     ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS           62
         7A.      Major Shareholders                                          62
         7B.      Related Party Transactions                                  64
         7C.      Interests of Experts and Counsel                            65
     ITEM 8.      FINANCIAL INFORMATION                                       65
     ITEM 9       THE OFFER AND LISTING                                       66
     ITEM 10.     ADDITIONAL INFORMATION                                      69
         10A.     Share Capital                                               69
         10B.     Memorandum and Articles of Association                      69
         10C.     Material Contracts                                          71
         10D.     Exchange Controls                                           78
         10E.     Taxation                                                    78
         10F.     Dividends and Payment Agents                                82
         10G.     Statements by Experts                                       82
         10H.     Documents on Display                                        82
         10I.     Subsidiary Information                                      83
     ITEM 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
                  RISK                                                        83
     ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES      84
     ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES             84
     ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
                  AND USE OF PROCEEDS                                         84
     ITEM 15T.    CONTROLS AND PROCEDURES                                     85

                                      iii

     ITEM 16.     [RESERVED]                                                  86
         16A.     AUDIT COMMITTEE FINANCIAL EXPERT                            86
         16B.     CODE OF ETHICS                                              86
         16C.     ACCOUNTANTS' FEES AND SERVICES                              86
         16D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES  87
         16E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND
                  AFFILIATED PURCHASERS                                       87
         16F.     CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT               87
         16G.     CORPORATE GOVERNANCE                                        87
     ITEM 17.     FINANCIAL STATEMENTS                                        87
     ITEM 18.     FINANCIAL STATEMENTS                                        87

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

     Our 2009 consolidated financial statements have been prepared in United
States dollars and in accordance with International Financial Reporting
Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. See Note 2 of the Notes to our Consolidated Financial Statements. Until
and including our financial statements for the year ended December 31, 2007, we prepared our consolidated financial statements in accordance with Generally
Accepted Accounting Principles in the United States ("U.S. GAAP"). All
references in this Annual Report to "U.S. dollars," "dollars" or "$" are to
United States dollars and all references in this Annual Report to "NIS" or
"shekels" are to New Israeli Shekels. Unless otherwise indicated, and when no date is specified, NIS amounts have been translated into U.S. dollars at NIS
3.775 to $1.00, the representative rate of exchange published by the Bank of
Israel, the Israeli central bank, for December 31, 2009. The representative exchange rate between the NIS and the dollar as published by the Bank of Israel for June 30, 2010 was NIS 3.8750 to $1.00.

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

     o    cost increase in the purchase of finished products or production services;

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

         Not Applicable.

ITEM 3.  KEY INFORMATION

3A. SELECTED FINANCIAL DATA

PRESENTATION OF FINANCIAL AND SHARE INFORMATION

     We prepared our consolidated financial statements in accordance with
International Financial Reporting Standards ("IFRS") as issued by the
International Accounting Standards Board ("IASB"). Until and including our financial statements for the year ended December 31, 2007, we prepared our consolidated financial statements in accordance with U.S. GAAP.

     The following selected financial data as of December 31, 2007, 2008 and
2009 and for each of the three years ended December 31, 2007, 2008 and 2009 have been derived from, and should be read in conjunction with, our audited consolidated financial statements and notes thereto prepared in accordance with
IFRS and do not include consolidated financial data in accordance with U.S. GAAP appearing elsewhere in this Annual Report. The selected financial data as of
December 31, 2005 and 2006 and for each of the two years ended December 31, 2005 and 2006 have been derived from our audited financial statements not included in this Annual Report. Our audited financial statements for the years ended
December 31, 2005 and 2006 were prepared in accordance with U.S. GAAP. All share and per share information has been adjusted to give retroactive effect to a ten-for-one reverse split of our ordinary shares that became effective on
January 22, 2009.

     We sold our ownership interest in AlbaHealth in April 2006. Accordingly, the financial statements of AlbaHealth are accounted for as discontinued
operations, and the financial results and information described below do not include the financial results of AlbaHealth. We ceased to consolidate the financial statements of AlbaHealth commencing April 27, 2006.

                                                                        FOR THE YEAR ENDED DECEMBER 31
                                                               -----------------------------------------------
                                                                    2007             2008           2009
                                                               ---------------- --------------- --------------
                                                                          U.S. dollars in thousands
                                                                           (except per share data)
                                                               -----------------------------------------------
STATEMENT OF INCOME DATA:
IN ACCORDANCE WITH IFRS

Sales                                                            $   158,614      $   173,829      $   115,538
Cost of sales, net                                                   139,145          167,557          119,339
                                                                 -----------      -----------      -----------

Gross profit (loss)                                                   19,469            6,272           (3,801)
Selling and marketing expenses                                        12,443           16,959           13,842
General and administrative expenses                                    5,190            6,406            3,779
Other expenses (income)                                                    -            2,135             (496)
                                                                 -----------      -----------      -----------

Operating income (loss)                                                1,836          (19,228)         (20,926)
Loss from early repayment of subordinated
     note receivable                                                       -                -            1,285
Financial income                                                      (1,401)            (319)          (1,747)
                                                                 -----------      -----------      -----------
Financial expenses                                                     2,690            3,347            2,259
                                                                 -----------      -----------      -----------

Income (loss) before taxes on income                                     547          (22,256)         (22,723)
Tax benefit                                                               35            4,677            5,330
                                                                 -----------      -----------      -----------
Net income (loss)                                                $       582      $   (17,579)     $   (17,393)
                                                                 ===========      ===========      ===========
Basic and diluted net earnings (losses)
per share                                                                0.2             (8.3)            (8.2)
                                                                 ===========      ===========      ===========

Weighted average number of shares used for
     computing basic earnings (losses) per
     share                                                         2,118,816        2,120,298        2,120.298
                                                                 ===========      ===========      ===========
Weighted average number of shares used for
     computing diluted earnings (losses)
     per share                                                     2,118,816        2,120,298        2,120,298
                                                                 ===========      ===========      ===========

                                                FOR THE YEAR ENDED DECEMBER 31
                                         ------------------------------------------
                                                             2005          2006
                                         -------------  ------------- -------------
                                                  U.S. dollars in thousands
                                                   (except per share data)
                                         ------------------------------------------
STATEMENT OF INCOME DATA:
IN ACCORDANCE WITH U.S. GAAP

Sales                                                  $   171,336      $   188,104
Cost of sales                                              141,621          145,144
                                                       -----------      -----------

Gross profit                                                29,715           42,960
Selling and marketing expenses                               8,984           11,573
General and administrative expenses                          4,595            5,504
                                                       -----------      -----------

Operating income                                            16,136           25,883
Financing expenses, net                                      3,189            1,912
                                                       -----------      -----------

Income before taxes on income                               12,947           23,971
Tax expenses                                                 4,297            5,711
                                                       -----------      -----------
Income from continuing operations                            8,650           18,260
Income (loss) from discontinued operations                  (5,357)             120
                                                       -----------      -----------
Net income                                             $     3,293      $    18,380
                                                       ===========      ===========
Basic and diluted net earnings per share
     from continuing operations:
Basic net earnings per share                                   4.9              9.0
                                                       -----------      -----------
Diluted net earnings per share                                 4.7              8.8
                                                       -----------      -----------
Basic and diluted net earnings (losses)
     per share from discontinued
     operations:
Basic net earnings (losses) per share                         (3.0)             0.1
                                                       -----------      -----------
Diluted net earnings (losses) per share                       (2.9)             0.1
                                                       -----------      -----------
Basic and diluted net earnings per share:
Basic net earnings per share                                   1.9              9.1
                                                       ===========      ===========
Diluted net earnings per share                                 1.8              8.9
                                                       ===========      ===========
Weighted average number of shares used for
     computing basic earnings per share                  1,771,927        2,021,072
                                                       ===========      ===========
Weighted average number of shares used for
     computing diluted earnings per share                1,854,262        2,075,457
                                                       ===========      ===========

                                          AS OF DECEMBER 31,
                                  -----------------------------------
                                   2007          2008 *          2009
                                  ------        -------         -----
                                      (US Dollars in thousands)

BALANCE SHEET DATA
IN ACCORDANCE WITH IFRS

Cash and cash equivalents      $   2,384     $   1,566     $   1,904
Working capital  (deficit)        38,578         4,930        (6,647)
Total assets                     160,740       131,732        99,197
Total debt(1)                     19,322        24,809        25,847
Total equity                      89,380        63,745        46,995

Share Capital                      7,518         7,518         7,518

Additional paid in capital       106,864       107,104       107,522

--------------------------

                                   AS OF DECEMBER 31,
                               ----------------------------
                                          2005        2006*
                               ------   -------     -------
                                 (US Dollars in thousands)

BALANCE SHEET DATA
IN ACCORDANCE WITH US GAAP

Cash and cash equivalents             $  7,652     $  3,966

Working capital                          7,296       35,270
Total assets                           186,514      164,656
Total debt(1)                           56,621       25,270
Shareholders' equity                    54,685       82,230

Share Capital                            6,810        7,411

Additional paid-in capital              83,069      101,684

     (1)  Total debt consists of total short-term bank credit and long-term loans from banks.

     * In 2006, dividends declared per share amounted to $4.851 (after giving effect to the ten-for-one reverse split). In 2008, dividends declared per share amounted to $3.77 (after giving effect to the ten-for-one reverse split). No dividends were declared in the years 2005, 2007 and 2009.

3B.   CAPITALIZATION AND INDEBTEDNESS

      Not Applicable.

3C.   REASONS FOR THE OFFER AND USE OF PROCEEDS

      Not Applicable.

3D.   RISK FACTORS

                      RISK FACTORS RELATING TO OUR BUSINESS

WE FACE SIGNIFICANT LIQUIDITY CHALLENGES. IF OUR BANK LENDERS CANCEL OUR CREDIT
LINES, IT WILL JEOPARDIZE THE CONTINUATION OF OUR ACTIVITIES. IN ADDITION, WE
MAY NEED TO RAISE ADDITIONAL CAPITAL IN THE NEAR FUTURE, AND IF IT IS NOT
AVAILABLE TO US, WE MAY NEED TO ELIMINATE SOME ASPECTS OF OUR OPERATIONS.

     We face significant liquidity challenges. Current economic conditions have, among other things, led to a limitation in the amount of credit available to us, and in recent months we have been contending with limited credit after our bank lenders reduced part of the credit lines at our disposal. We have implemented efficiency measures in an effort to balance our expenses with our available sources of capital. Although we raised $4 million in March 2010 through a combination of a rights offering and a private placement, we may still need to raise additional funds in the near future in order to satisfy our working capital and capital expenditure requirements. Current economic conditions, including weakness and uncertainty in the capital and credit markets, are likely to limit our ability to access sources of funds.

     Although we are considering raising new capital from various resources, we may not be able to obtain additional funds on a timely basis, on acceptable terms or at all. Continued weakness and uncertainty in the capital and credit markets may limit our access to additional funds required to operate our business. This could force us to delay raising capital or bear an unattractive cost of capital, resulting in decreased profitability and significantly reducing our financial flexibility. In addition, if we cannot raise needed funds on acceptable terms, we may be required to delay, scale back or eliminate some aspects of our operations and we may not be able to:

     o    develop new products;

     o    maintain or enhance our existing products;

     o    remain current with evolving industry standards;

     o    maintain or expand our sales and marketing programs;

     o    take advantage of future opportunities; or

     o    respond to competitive pressures or unanticipated requirements.

In addition, if we do not have a sufficient amount of cash, we may be unable to continue our operations.

WE DEPEND ON A SMALL NUMBER OF PRINCIPAL CUSTOMERS WHO HAVE IN THE PAST BOUGHT
OUR PRODUCTS IN LARGE VOLUMES. WE CANNOT ASSURE THAT THESE CUSTOMERS OR ANY
OTHER CUSTOMER WILL CONTINUE TO BUY OUR PRODUCTS IN THE SAME VOLUMES OR ON THE
SAME TERMS.

     Our sales to Victoria's Secret accounted for approximately 39.1% of our total sales in 2007, 32.7% of our total sales in 2008 and 32.7% of our total sales in 2009. Our sales to Nike accounted for approximately 23.6% of our total sales in 2007, 23.2% of our total sales in 2008 and 5.8% of our total sales in
2009. Our sales to our largest three customers (other than Victoria's Secret and
Nike) during 2009 (Calvin Klein, The Gap, and lululemon athletica) accounted in the aggregate for approximately 16.2% of our total sales during that period.

     We do not have long-term purchase contracts with our customers, and our sales arrangements with our customers do not have minimum purchase requirements.
We cannot assure that our customers will continue to buy our products at all or in the same volumes or on the same terms as they have in the past. During 2009, we experienced a significant decrease in our sales, including in our sales to our then two major customers, Nike and Victoria's Secret. During 2010, our sales to Nike have continued to decrease and such sales were not substantial in 2010.

     Failures of our customers, and particularly our major customers, to continue to buy our products in the same volumes and on the same terms as in the past may significantly reduce our sales and our earnings. In addition, we cannot assure that we will be able to attract new customers.

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
MARKETS ARE EXPECTED TO ADVERSELY AFFECT OUR SALES. OUR REVENUES WILL DECLINE
SIGNIFICANTLY IF OUR PRINCIPAL CUSTOMERS DO NOT CONTINUE TO BUY OUR PRODUCTS IN
LARGE VOLUMES OR IF ANY OF OUR PRINCIPAL CUSTOMERS FAILS TO SATISFY ITS PAYMENT
OBLIGATIONS TO US DUE TO AN ECONOMIC DOWNTURN OR FOR ANY OTHER REASON.

     Our customers are in the clothing retail industry, which is subject to substantial cyclical variations and is affected strongly by any downturn or slowdown in the general economy. The global economic recession, and the recession in the U.S. economy in particular, could have the effect of causing a significant reduction in consumption in our target markets, which could have a significant effect on our customers' sales and profitability. Consequently, our customers may have larger inventories of our products than expected, and they may reduce the size of their orders, change the payment terms, limit their purchases to a lower price range and try to change their purchase terms. These events could result in decreased purchase orders from us, which would significantly reduce our sales and profitability and result in losses

     A worsening of the economic recession, together with the credit shortage in our target markets, may lead to the postponement of payments by our customers and thus restrict our cash flow. Economic difficulties in our target markets can also jeopardize the businesses of our customers, and may limit our ability to collect payment from such customers after we have already delivered their orders. In addition, the current economic instability and uncertainty could affect the willingness of our customers to make capital spending and investment in our products, or their ability to obtain financing to purchase our products, any of which may have an adverse effect on our revenues. Our results of operations, financial condition, and cash flows could be materially adversely affected by a prolonged economic downturn.

     A significant part of our sales is made to a limited number of customers.
Our largest customer accounted for 39.2% of our sales in 2007, 32.7% of our sales in 2008 and 32.7% of our sales in 2009, and our then six largest customers accounted for approximately 83.5% of our sales in 2007, 76.5% of our sales in
2008 and 59.0% of our sales in 2009. We generally do not require and do not receive collateral or guarantees from those customers for the orders we supply them. We maintain an allowance for doubtful debts based upon factors surrounding the credit risk of specific customers, historical trends and other information which our management believes adequately covers all anticipated losses in respect of trade receivables. There can be no assurance that this allowance will be adequate. In the event that any of our major customers fails to satisfy its payment obligations to us for any reason, this could significantly reduce our sales and our earnings and have a material adverse effect on our operating results.

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
FAIL TO GENERATE SUFFICIENT CASH FLOW FROM OPERATIONS, WE MAY NEED TO
RENEGOTIATE OR REFINANCE OUR DEBT, OBTAIN ADDITIONAL FINANCING, POSTPONE CAPITAL
EXPENDITURES OR SELL ASSETS. IF WE ARE NOT SUCCESSFUL IN ACCOMPLISHING ANY OF
THE FORGOING, THE LENDERS MAY DECLARE ALL AMOUNTS OWED TO THEM DUE AND PAYABLE.

     We depend mainly on our cash generated by operating activities to make payments on our debt. The cash generated by operating activities was approximately $3.0 million in 2007. In 2008, we had a negative cash flow of $7.7 million, and in 2009, we had a negative cash flow of $1.5 million. In 2008 and in 2009, we were unable to meet our financial covenant obligations on our loan from our bank lenders, and we expect that we will be unable to meet our EBITDA financial covenant in the fourth quarter of 2010. All the banks with which we have loan agreements have agreed to waive these financial covenant defaults for
2008 and 2009 and for our expected financial covenant default for 2010. For
2010, we and our bank lenders have agreed to the following financial covenants:
(i) that our EBITDA for the year 2010 will not drop below $2.1 million, (ii)
that our shareholders equity will not drop below $35 million, (iii) that we will not pay dividends or any management fees and/or any other payment to our shareholders until the loans provided by our bank lenders have been repaid in full, and (iv) that our cash, inventory and receivables will not, at any time, drop below $33 million, nor will our receivables drop below $9 million. We cannot guarantee that we will be able to meet these financial requirements for
2010.

     We cannot assure that we will generate sufficient cash flow from operations to make the scheduled payments on our debt in the future. Under the March, 2,
2010 agreement with our bank lenders described in "Item 10. Additional
Information - C. Material Contracts - Agreement with Our Bank Lenders" below, we currently have a balance of $20.0 million in long term loans, of which $15.0 million is due from 2016 until 2019 and $5.0 million is due from 2013 until
2016. The repayment obligations on our long-term debt of approximately $15 million is $1.25 million per year from 2016 until 2018 and $11.25 million in
2019, and repayment obligations on our long-term debt of approximately $5 million is $1.25 million per year from 2013 until 2016. In addition, as of March
31, 2010, we had repayment obligations under our short-term bank credit and revolving credit facilities in the amount of approximately $2.9 million. Our ability to meet our debt obligations will depend on whether we can successfully implement our strategy, as well as on economic, financial, competitive and technical factors. Some of the factors are beyond our control, such as economic conditions in the markets where we operate or intend to operate, changes in our customers' demand for our products, and pressure from existing and new competitors.

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

     The United States and the European Union adopted a policy with regard to products imported from China until the end of 2008 that limited the total number of items imported from China. Beginning on January 1, 2009, no quotas apply to imports from China to the United States and to the European Union, and this can have an impact on our activities that are related to the categories and quantities upon which the limitations were imposed. In particular we expect that the cancelation of the quotas will increase competition and reduce prices of products imported from China, which will likely cause a decrease in our profitability. In addition, the cancellation of the import quotas on imports from China to the United States eliminates a substantial competitive advantage that we had as a company that exports from Israel, which does not have quotas on imports to the United States.

OUR EXPANSION INTO NEW PRODUCT LINES WITH COMPLICATED PRODUCTS AND DIFFERENT RAW
MATERIALS, AND FACING SHORTER PRODUCTION RUNS, REDUCED OUR OPERATING EFFICIENCY
DURING THE LAST FEW YEARS, AND WE MAY ALSO FACE OPERATING EFFICIENCY
DIFFICULTIES IN THE FUTURE.

     In recent years, we have invested significant efforts to develop and expand new product lines, including active-wear products and swimwear, in order to diversify our product line and our client base. Our efforts to fulfill our costumers' needs, including by providing innovative products, and the requirements of our customers to manufacture new, complicated products with different raw materials in shorter production runs, and sometimes to supply orders in small amounts and short time frames, led to a reduction in our operating efficiency in 2007, 2008 and 2009. Our continued efforts to develop and present new product lines and to make the required adjustments to changes in market trends may result in additional reductions in operating efficiency and profits in the future. As a result of our reductions in operating efficiency, we may also be unable to guarantee the quality of our products or meet our customers' delivery deadline requirements, which may increase our costs due to the additional freight charges and charge backs that we may be required to pay.
In addition, our reduction in operating efficiency may adversely affect our reputation and our relationships with our customers and lead to a diversion of orders and projects from us to our competitors.

OUR BUSINESS MAY BE IMPACTED BY INFLATION AND U.S. DOLLAR, NIS AND EURO EXCHANGE
RATE FLUCTUATIONS AS WELL AS THE EXCHANGE RATES OF THE OTHER CURRENCIES IN
COUNTRIES IN WHICH WE OPERATE.

     Exchange rate fluctuations between the U.S. dollar and the NIS and between the Euro and the U.S. dollar, and inflation in Israel, may negatively affect our earnings. A substantial majority (approximately 87.8% in 2009) of our revenues is denominated in U.S. dollars and a portion of our revenues (approximately 6.0%
in 2009) are denominated in Euros. However, a significant portion of the expenses associated with our Israeli operations, including personnel and facilities-related expenses and expenses related to the purchase of raw materials, are incurred in NIS. A significant portion of our expenses are also incurred in countries in the Far East, mainly China and India; these expenses are denominated in U.S. dollars but may be adjusted in accordance with the exchange rate of the local currency to the U.S. dollar. Consequently, we are exposed to the risk of appreciation of the NIS vis-a-vis the U.S. dollar. The appreciation of the NIS vis-a-vis the U.S. dollar would cause, and in 2007 and
2008 did cause, an increase in our expenses as recorded in our U.S. dollar denominated financial reports even though the expenses denominated in local currencies will remain unchanged. Although during 2009 the U.S. dollar appreciated vis-a-vis the NIS, and as a result of this appreciation and hedging transactions performed by the Company during 2009 our personnel and facilities-related expenses and expenses related to the purchase of raw materials decreased by approximately $3.6 million, the NIS may appreciate vis-a-vis the U.S. dollar again in the future.

     We are also exposed to the risk of the devaluation of the Euro vis-a-vis the U.S. dollar, which would cause, and in 2009 did cause, a decline in our sales in Europe in dollar terms. Due to the devaluation of the Euro vis-a-vis the dollar in 2009 compared to 2008, our sales declined in dollar terms by approximately $350,000. This amount does not take into account hedging transactions performed by the Company during 2009, which diminished the adverse effect of the devaluation of the Euro in relation to the dollar. These hedging transactions do not protect us if the devaluation in the Euro vis-a-vis the dollar continues after the end of the forward contracts.

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

COST INCREASES IN THE PURCHASE OF FINISHED PRODUCTS OR PRODUCTION SERVICES COULD
AFFECT OUR PROFITABILITY.

     We purchase and manufacture some of the products that we sell via subcontractors located in the Far East and in Jordan. The cost of these products may increase due to an increase in wages costs, production-related costs, the strengthening of the local currencies against the U.S. dollar and customer demands or for other reasons not within our control. Our profitability would be adversely affected as a result of an increase in the price of products that we purchase from our subcontractors.

OUR DEBT OBLIGATIONS MAY HINDER OUR GROWTH AND PUT US AT A COMPETITIVE
DISADVANTAGE.

     As of December 31, 2009, we had approximately $11.6 million of long term loans outstanding (including current maturities of $4.1 million) and approximately $14.2 million in short-term bank credit. Our debt obligations could have important consequences. For example, they could:

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

     Because our loans bear interest at floating rates, an increase in interest rates could reduce our profitability. For example, a one percent change on our floating interest rate long-term loans outstanding at December 31, 2009, would have an annual impact of approximately $43,000 on our interest cost.

OUR FAILURE TO COMPLY WITH THE COVENANTS AND RESTRICTIONS CONTAINED IN OUR LOAN
AGREEMENTS COULD LEAD TO OUR LENDERS DECLARING IMMEDIATELY DUE AND PAYABLE ALL
AMOUNTS DUE TO THEM UNDER THE AGREEMENTS. IN SUCH EVENT, WE WOULD HAVE A REAL
DIFFICULTY IN OBTAINING FINANCING FROM OTHER SOURCES, WHICH WOULD JEOPARDIZE THE
CONTINUATION OF OUR ACTIVITIES. IN ADDITION, DUE TO RESTRICTIONS IN OUR LOAN
AGREEMENTS, WE MAY NOT BE ABLE TO OPERATE OUR BUSINESS AS WE DESIRE.

     We owe a significant amount to our bank lenders, including credit lines that our bank lenders make available to us, and we are currently unable to obtain financing from alternative sources. Our loan agreements contain various covenants which require that we maintain certain financial ratios related to shareholders' equity and operating results. Our failure to comply with the covenants and restrictions contained in our loan agreements could lead to a default under the terms of these agreements. For instance, during the fourth quarter of 2008 and 2009, we failed to comply with a minimum EBITDA requirement contained in our bank loan agreements, and we expect that we will be unable to meet our EBITDA financial covenant in the fourth quarter of 2010. All the banks with which we have loan agreements have agreed to waive such financial covenant defaults for 2008, 2009 and for our expected financial covenant default for
2010. For 2010, our bank lenders have agreed to the following financials covenants: (i) that our EBITDA for the year 2010 will not drop below negative
$2.1 million, (ii) that our shareholders equity will not drop below $35 million,
(iii) that we will not pay dividends or any management fees and/or any other payment to our shareholders until the loans provided by our bank lenders have been repaid in full, and (iv) that our cash, inventory and receivables will not, at any time, drop below $33 million, nor will our receivables drop below $9 million. We cannot assure that we will not default on that or other financial covenants contained in our bank loan agreements again in the future, or in the event of any such defaults, that our bank lenders will agree to waive such defaults again in the future.

     If a default occurs and we do not receive a waiver and we are unable to renegotiate the terms of our debt, the lenders could declare all amounts borrowed and all amounts due to them under the agreements due and payable, in which event we would have a real difficulty in obtaining financing from other sources, which would jeopardize the continuation of our activities, and we would have difficulty continuing to operate as a going concern.

     In addition, our loan agreements contain a number of conditions and limitations on the way in which we can operate our business, including limitations on our ability to raise debt, sell or acquire assets and pay dividends. These conditions and limitations, as well as the covenants requiring that we maintain financial ratios referred to above, may force us to pursue less than optimal business strategies or forgo business arrangements which could have been financially advantageous to us and our shareholders.

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

WE FACE SEVERAL RISKS, INCLUDING POLITICAL, ECONOMIC AND SOCIAL RISKS,
ASSOCIATED WITH INTERNATIONAL BUSINESS.

     Approximately 84% of our sales in 2007, 79% of our sales in 2008 and 84.8%
of our sales in 2009 were made to customers in North America, and approximately
11% of our sales in 2007, 16% of our sales in 2008 and 9.7% of our sales in 2009 were made to customers in Europe. We also had sales in Israel constituting approximately 2% of our sales in 2007 and 2008 and approximately 4.6% of our sales in 2009. In addition, a substantial majority of our raw materials are purchased outside of Israel. Furthermore, a substantial majority of our sewing operation is performed in Jordan, and a substantial majority of our Cut & Sew operations for swimwear and intimate apparel is performed in China, India and
Cambodia. For these purposes, products of ours are situated in these countries, and equipment and machinery of ours are situated in Jordan. Our international sales and purchases are affected by costs associated with shipping goods and risks inherent in doing business in international markets, including:

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
PARTICULAR THE SEWING AND DYEING PROCESS; WE MAY EXPERIENCE DELAYS OR ADDITIONAL
COSTS SATISFYING OUR PRODUCTION REQUIREMENTS AND WE MAY BE PREVENTED FROM
MEETING OUR CUSTOMERS' ORDERS DUE TO OUR RELIANCE ON THESE SUBCONTRACTORS.

     We depend on subcontractors who render services to us that are an integral part of our manufacturing process, and in particular sewing services. We are increasingly dependent on subcontractors' services for all of our Cut & Sew products. If such subcontractors do not or cannot render the required services, we may experience delays or additional costs to satisfy our production requirements. We depend on a subcontractor who performs a major part of the dyeing of our Hi-Tex manufacturing process, which is an essential part of our manufacturing process. If that subcontractor breaches its commitments to us or is otherwise not able to supply the required services, we would have substantial difficulty meeting our customer orders until we find an alternative source.

WE ARE SUBJECT TO FLUCTUATING COSTS OF RAW MATERIALS.

     We use cotton yarn, spandex, various polymeric yarn and elastic as primary materials for manufacturing our products. Our financial performance depends, to a substantial extent, on the cost and availability of these raw materials, and especially the fluctuating costs of cotton and petroleum. The capacity, supply and demand for such raw materials are subject to cyclical and other market factors and may fluctuate significantly. As a result, our cost in securing raw materials is subject to substantial increases and decreases over which we have no control except by seeking to time our purchases of cotton and polymeric yarns, which are our principal raw materials, to take advantage of favorable market conditions. For example, in 2007, the cost of synthetic fibers increased due to rising energy costs, and there may be a similar increase in the future.
In addition, in 2008 and in 2009, cotton price levels were very high due to high demand and shortage of commodity. We cannot assure that we will be able to pass on to customers the increased costs associated with the procurement of raw materials. Moreover, there has in the past been, and there may in the future be, a time lag between the incurrence of such increased costs and the transfer of such increases to customers. To the extent that increases in the cost of raw materials cannot be passed on to customers or there is a delay in passing on the increased costs to customers, we are likely to experience an increase in the cost of raw materials which may materially reduce our margin of profitability.

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
PROFITABILITY.

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

AN INCREASE IN THE MINIMUM WAGE IN ISRAEL, JORDAN OR OTHER COUNTRIES IN WHICH WE
CONDUCT BUSINESS MAY ADVERSELY AFFECT OUR OPERATING RESULTS.

     Many of our employees and the employees of our manufacturers and subcontractors earn the minimum wage payable under law. Under Israeli law, the minimum wage, which is increased from time to time as a result of various economic parameters and updating of employee-union agreements, equals approximately 47.5% of the average wage for an employee in Israel, unless otherwise determined by government regulations. Pursuant to existing legislation, the minimum monthly wage was increased on July 1, 2008 in Israel, to NIS 3,850, and on May 23, 2010, a governmental committee of ministers in
Israel approved a proposal to amend the Israeli Minimum Wage Law, 1987, to gradually increase the minimum wage in Israel to NIS 4,600 over a period of 15 months. The Israeli parliament, or the Knesset, has not yet approved such amendment of the Minimum Wage Law and it is unknown if and when such amendment will be approved. In October 2008, the Jordanian Labor Ministry raised the minimum wage from JD110 to JD150 a month for 200,000 laborers, a decision that excluded QIZ firms, who in turn pledged to raise their Jordanian workers'
salaries voluntarily. We have operations that are located both in the QIZ areas and outside such areas. An increase in the minimum wage would increase our labor costs or the labor costs of our manufacturers and subcontractors, and unless we can obtain alternative labor in lower cost markets, this increase could adversely affect our operating results.

WE FACE POTENTIAL CONFLICTS OF INTEREST CAUSED BY INVESTOR INFLUENCE.

     Our principal shareholders have a great deal of influence over the constitution of our Board of Directors and over matters submitted to a vote of the shareholders. As of June 15, 2010, Norfet, Limited Partnership and related parties had voting power over approximately 24.0% of the outstanding ordinary shares of Tefron (excluding 99,740 ordinary shares held by our wholly-owned subsidiary). In addition, as of June 15, 2010, and based on available public information, Meir Shamir, one of our directors, owned approximately 40.02% in
Mivtach-Shamir, which at such date was an approximately 42.29% holder in Norfet.
As a result, the corporate actions of Tefron may be significantly influenced by
Mr. Shamir. Furthermore, as of June 15, 2010, Ishay Davidi, another director, served as CEO of FIMI 2001 Ltd., which controls the general partner of Norfet, one of the Norfet limited partners (which is managed by FIMI 2001 Ltd.) as well as the other Norfet limited partners by virtue of an irrevocable power of attorney. As a result, the corporate actions of Tefron may be significantly influenced by Mr. Davidi.

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

WE MAY FAIL TO MAINTAIN EFFECTIVE INTERNAL CONTROL OVER FINANCIAL REPORTING IN
ACCORDANCE WITH SECTION 404 OF THE SARBANES-OXLEY ACT OF 2002. IF WE FAIL TO
MAINTAIN EFFECTIVE INTERNAL CONTROL OVER FINANCIAL REPORTING, WE MAY NOT BE ABLE
TO REPORT OUR FINANCIAL RESULTS ACCURATELY, AND THIS COULD SUBJECT US TO COSTLY
LITIGATION, DIVERT OUR MANAGEMENT'S TIME AND ATTENTION, REQUIRE US INCUR
SIGNIFICANT COSTS AND EXPENSES AND LEAD TO A LOSS OF SHAREHOLDER CONFIDENCE IN
OUR FINANCIAL REPORTING. ANY OF THESE COULD SIGNIFICANTLY IMPACT OUR BUSINESS.

     The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section
404, which began in connection with our Annual Report on Form 20-F for the fiscal year ended December 31, 2006, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404. While our assessment of our internal control over financial reporting resulted in our conclusion that as of
December 31, 2009, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. In 2009, we determined that a deficiency in our internal control over financial reporting in the first quarter of 2009 did not enable us to identify a failure to record purchasing expenses in connection with one sale made by our subsidiary, Macro
Clothing Ltd. This required us to restate our financial statements for the first quarter of 2009. If we fail to maintain the adequacy of our internal controls, we may not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting.

     The restatement of our financial results may lead to costly litigation claims against us or an investigation or sanctions by regulatory authorities.
The defense of any litigation or investigation which may arise in connection with any restatement may divert management's time and attention, and we may be required to pay damages if any claims are not resolved in our favor. Any litigation or investigation, even if resolved in our favor, may cause us to incur significant legal and other expenses. Any restatement could also reduce investor confidence in our financial results. As a result, our business and market price could be impacted.

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

THE DELISTING OF OUR ORDINARY SHARES FROM NYSE MAY MAKE IT MORE DIFFICULT FOR
YOU DISPOSE OF YOUR SHARES OR FOR US TO SECURE ADDITIONAL FINANCING.

     On December 22, 2008, our ordinary shares were delisted from the New York
Stock Exchange, ("NYSE") and, effective as of January 16, 2009, they are quoted on the Over-The-Counter Bulletin Board ("OTCBB"), an electronic quotation medium regulated by the Financial Industry Regulatory Authority. Securities traded on the OTCBB typically have low trading volumes. In addition, delisting of our shares could diminish interest in our Ordinary Shares, and it may be more difficult to dispose of or to obtain accurate quotations as to the market value of our Ordinary Shares. Delisting may also make it more difficult for us to issue additional securities or secure additional financing. Our shares continue to be traded on the TASE.

DELISTING OF THE COMPANY'S SHARES FROM THE TEL AVIV STOCK EXCHANGE.

     In order to preserve the registration of our shares for trading on the
TASE, we must comply with certain conditions. We cannot ensure that we can comply with those conditions in the future. If we fail to comply with those conditions, our shares could be delisted from trading on the Tel Aviv Stock
Exchange, their liquidity could be impaired, their price in the U.S. and in
Israel may be reduced, the extent of information published by us to our shareholders could be reduced, the possibility of obtaining a market price for the shares will be reduced and our ability to raise capital could be reduced.

DIFFICULT CONDITIONS IN THE GLOBAL CAPITAL AND CREDIT MARKETS AND THE ECONOMY
GENERALLY MAY MATERIALLY ADVERSELY AFFECT OUR SHARE PRICE.

     Market fluctuations and volatility, as well as general economic, market and political conditions, could reduce our share price. Continued weakness or uncertainty in the global capital and credit markets and difficult conditions in the economy generally may continue to adversely affect our share price. As of
June 15, 2010, the last reported sale price of our ordinary shares on the OTCBB was $1.5 per ordinary share, and as of June 15, 2009, the last reported sale price of our ordinary shares on the OTCBB was $3.9 per ordinary share.

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

WE ARE AFFECTED BY CONDITIONS TO, AND POSSIBLE REDUCTION OF, GOVERNMENT PROGRAMS
AND TAX BENEFITS.

     We benefit from certain Israeli government programs and tax benefits, particularly as a result of the "Approved Enterprise" status of substantially all of our existing production facilities in Israel. As a result of our
"Approved Enterprise" status, we have been able to receive significant investment grants with respect to our capital expenditures. In addition, following our exhaustion of our net operating loss carry forwards, we are subject to a tax rate of 25% on earnings derived from these investments for which the benefit period has not expired. To maintain eligibility for these programs and tax benefits, we must continue to meet certain conditions, including making certain specified investments in fixed assets and conducting our operations in specified "Approved Enterprise" zones in Israel. If we fail to meet such conditions in the future, we could be required to refund tax benefits and grants already received, in whole or in part, with interest linked to the
Consumer Price Index, or CPI, in Israel from the date of receipt. We have granted a security interest over all of our assets to secure our obligations to fulfill these conditions.

     The Government of Israel has reduced the available amount of investment grants from up to 38% of eligible capital expenditures in 1996 to up to 24% of eligible capital expenditures (for projects not exceeding investments of NIS 140 million that are submitted in any year) and up to 20% of eligible capital expenditures (for projects exceeding investments of NIS 140 million that are submitted in any year) since 1997. There can be no assurance that the Israeli government will not further reduce the availability of investment grants, and there can be no assurance that there will be any government budget for such grants. The termination or reduction of certain programs and tax benefits, particularly benefits available to us as a result of the "Approved Enterprise"
status of some of our existing facilities in Israel, would increase the costs of acquiring machinery and equipment for our production facilities and increase our effective tax rate which, in the aggregate, could significantly reduce our profitability. In addition, income attributed to certain programs may be tax exempt for a period of two years and is subject to a reduced corporate tax rate of 10% - 25% for an additional period of five to eight years, based on the percentage of foreign investment in the Company and the geographical location of the enterprise. We cannot assure that we will obtain approval for additional
Approved Enterprises or enjoy the tax benefits of Privileged Enterprises, or that the provisions of the Law for the Encouragement of Capital Investments,
1959, as amended, will not change or that the 25% foreign investment percentage will be reached for any subsequent year.

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
AFFECT OUR BUSINESS.

     Security conditions prevailing in Israel and in the region can influence our business. A deterioration in relations between Israel and its neighbors, where some of our manufacturing facilities are located, can disrupt production processes and the purchase of our products by our customers and negatively affect our financial results.

     Most of our sewing activities are concentrated in Jordan, and during 2009, approximately 56.3% of our sales derived from the sale of products manufactured in Jordan. Our activities in Jordan are predicated to a large extent on relations between Jordan and the State of Israel. In the past, hostility existed between Israel and Jordan. Likewise beginning with December 2008, the hostilities between Israel and the Palestinians increased, and future hostilities can damage our activity in Jordan. A deterioration in Israel's relations with Jordan can adversely affect our production and our ability to meet delivery on customer orders.

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

     In July 2006, a conflict with Hezbollah escalated significantly on Israel's northern border, during which our normal activity routine was disrupted, affecting our sales and increasing our costs. In the last few years, the establishment of a Hamas government in Gaza has created additional unrest and uncertainty in the region and has increased hostilities between Israel and the
Palestinians. In December 2008 and January 2009, there was an armed conflict between Israel and Hamas, following the firing of missiles into southern Israel, as a result of which security warnings were issued regarding the presence of
Israelis in Jordan. The majority of our sewing activity is located in Jordan and if we are unable to carry out such activity in Jordan our production capabilities will be harmed and we may not be able to meet the orders of our customers for our products. Any armed conflicts, terrorist activities or political instability in the region would likely negatively affect business conditions and could significantly harm our results of operations.

     The future of Israel's relations with its Arab neighbors and the
Palestinians is uncertain. We cannot assure that ongoing or revived hostilities or other factors related to Israel will not have a material adverse effect on us or our business.

     Generally, all male adult citizens and permanent residents of Israel under the age of 45, unless exempt, are obligated to perform up to 36 days of annual military reserve duty. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. Some of our officers and employees are currently obligated to perform annual reserve duty.
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

          Below is a summary of significant events in our development:

         1990       First body size cotton panty with elastics adjustable to
                    body size.

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

         2005       Listing of our Ordinary Shares for trading on the Tel-Aviv
                    Stock Exchange ("TASE") (in addition to the listing on the
                    NYSE).

         2006       Closing of a public offering of Ordinary Shares and option certificates on the TASE for aggregate net proceeds of $13.8 million. We subsequently received approximately $5.7 million from the exercise of the option certificates, primarily in
                    2007.

                    Disposition of our ownership interest in AlbaHealth for
                    consideration of approximately $13 million, consisting of
                    approximately $10 million paid in cash and a $3 million by an unsecured subordinated promissory note. Pursuant to an
                    agreement with AlbaHealth in September 2009, AlbaHealth paid us $1.715 million as early repayment on the unsecured
                    subordinated promissory note and settled all overdue
                    interest payments. We recorded a loss from this early
                    repayment in the amount of $1.285 million in our financial statements for the period ended September 30, 2009.

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

         MARCH 2010      Implementation of a turnaround plan to return the Company to profitability.

                         Signing of agreement with our bank lenders, among other
                         things, re-organizing our credit arrangements with our
                         bank lenders.

                         Closing of a rights offering which raised approximately
                         $2.9 million and subsequent private placement to
                         Mivtach Shamir Holdings, Ltd. and Ta-Top Limited
                         Partnership, which raised approximately $1.1 million.

               2010 TURNAROUND PLAN

          During the first quarter of 2010, we began to implement a turnaround plan with a view to returning the Company to profitability. The Company's program primarily addresses the following areas:

o    Working to improve our ability to meet deadlines for supplying customers'
     orders, by focusing on the processes for planning, management focus on customer targets, addressing basic problems in the quality of products and addressing operative bottlenecks.

o    Continued reduction in the level of production waste, including identifying the basic problems in the fields of knitting, fixation, dyeing and sewing, improving quality control in the early stages of production, measuring and managing waste on the production floor level, and in the various work stations and improving optimization of planning quantities to reduce logistic waste.

o    Taking efficiency steps on the Company's production floor by improving levels of efficiency and output mainly in the stages of knitting and sewing, including by changing work processes, training employees and increasing control over the production process.

o    Reducing purchasing costs, mainly in the purchasing of raw materials and auxiliary materials, through locating additional alternative suppliers to increase competition between the suppliers, and through the development of products with cheaper alternative raw materials.

o    Taking saving and efficiency measures in general and administrative expenses. In this context, the Company signed agreements with its landlord,
     RIET 1 Ltd., regarding the property on which the Company's plant is located, as described below in " - 4D. Property, Plants and Equipment -
     Israel." The total amount saved as a result of the agreement with RIET 1
     Ltd., is more than $1 million per year.

o    Examining and improving the costing process and the mix of products and customers in order to prevent erosion in selling prices, and eliminating small customers and production of products with low profitability.

o    Taking steps to expand our customer base and to increase our sales to existing customers, by offering new product collections and improving our operating efficiency in order that we can offer a better cost structure.

o    Recruiting key personnel in the fields of textile and clothing to expand the Company's know-how basis. In this context, the Company hired Mr. Amit
     Meridor as the Company's CEO, Mr. Arnon Tiberg as the Company's Chairman of
     the Board of Directors, and rehired Mr. Ilan Gilboa as the Company's EVP
     Operations and Customer Support.

o    Reorganization of the Company's debt structure with the banks, as described in "Item 10. Additional Information - C. Material Contracts - Agreement
     with Our Bank Lenders."

     Our 2010 turnaround plan follows our decision in February 2009 to implement an overall efficiency plan in view of our financial results and due to the liquidity challenges that we faced due to the worsening global economic environment, our ongoing operating difficulties and the reduction by our bank lenders of the credit available to us beginning in the fourth quarter of 2008.

     In the context of our efficiency plan in 2009, we decided to streamline all our production facilities, improve the utilization of knitting capacity and reduce knitting costs, make changes in the development processes, assimilate an advanced system of quality assurance, reduce wastage, and we progressively ceased working with several smaller sewing factories, all of which were operated by subcontractors, and began working with one large sewing factory, also operated by a subcontractor. No obligations have arisen from this transition to one sewing factory, as all of these sewing factories are operated by subcontractors. In addition, as part of the efficiency plan, we reduced our headcount by approximately 15%. This resulted in severance pay obligations, paid during 2009 to those employees that were dismissed, in the amount of approximately $275,000. As of the end of the second quarter of 2009, we have completed the implementation of the 2009 efficiency plan, which led to a significant reduction in our costs during 2009.

     In addition, at the end of 2008, we closed our dyeing factory in Israel, which provided only a small part of the dyeing activity for our products. We have transferred all of our dyeing activity to subcontractors with whom we have longstanding business relationships.

     In order to streamline our management, operations and our arrangements with customers and suppliers, during January 2009 we transferred all of our Cut & Sew sportswear and underwear activity to our subsidiary, Hi-Tex, while maintaining our swimwear activity in our subsidiary, Macro.

     There are no long term material obligations that have arisen from the efficiency plan.

     RIGHTS OFFERING AND PRIVATE PLACEMENT TO NORFET

     On December 2, 2009, we received non-written notices from our bank lenders in which the banks stated their decision to terminate our utilization of our credit line. Following negotiations with our bank lenders, in March 2010, we signed an agreement with our bank lenders, which among other things, provides for a re-organization of our credit lines with the banks. Under the agreement, we committed to complete a rights offering and/or private placement in which not less than $4 million is invested in Tefron's equity.

     Following Norfet's notice to us that it would not be able to participate in the rights offering due to regulatory limitations, we decided to raise capital by means of a transaction that combined both a rights offering to all of our shareholders and a private placement to Norfet (or whoever acts on its behalf).
Norfet committed to us that it (or whoever acts on its behalf) would invest in
Tefron the difference between $4 million and the amount previously raised in the rights offering.

     Accordingly, following a shareholder meeting approving the private placement to Norfet, we held a rights offering pursuant to which we issued to our shareholders approximately 754,384 ordinary shares at a price per share of
$3.8, resulting in gross proceeds of approximately $2.9 million. In addition, we issued 149,124 ordinary shares, at a price per share of $3.8, to each of Mivtach
Shamir Holdings Ltd. (one of the partners in Norfet) and Ta-Top Limited
Partnership (a partnership under the control of FIMI 2001 Ltd.) in a private placement, resulting in gross proceeds of approximately $1.1 million. The combined gross proceeds that we received from the rights offering and the private placement was $4 million.

CAPITAL EXPENDITURES

     Our capital expenditures for fixed and intangible assets were $0.7 million,
$3.4 million and $6.4 million for the years ended December 31, 2009, 2008 and
2007, respectively. The 2009 expenditures were primarily made in Israel to invest in leasehold improvements and other equipment. See Consolidated
Statements of Cash Flows in the Consolidated Financial Statements.

     Our current capital expenditures include investments in equipment, machinery and leasehold improvements in our facilities in Israel and Jordan. See also Note 7 of the Notes to the Consolidated Financial Statements.

     As of the date of this Annual Report, we estimate that our capital expenditures for 2010 will be approximately between $0.5 million to $1.0 million. We expect to finance these investments primarily from cash generated from operations and from proceeds from the rights offering and private placement which were completed during March 2010. However, the actual amount of our capital expenditures will depend on a variety of factors, including the scope of our sales, general economic conditions, changes in demand for our products, increase in the sales growth of our new products, the risks and uncertainties involved in doing business in Jordan and our ability to generate sufficient cash from operations. See "Item 3. Key Information - 3D. Risk Factors."

4B. BUSINESS OVERVIEW

OVERVIEW

     We manufacture intimate apparel, active-wear and swimwear sold throughout the world by such name-brand marketers as Victoria's Secret, Wal-Mart, Calvin
Klein, The Gap, lululemon Athletica, Patagonia, Reebok and El Corte Englese and
other well known American and European retailers and designer labels. Through the utilization of manufacturing technologies and techniques developed or refined by us, we are able to mass-produce quality garments featuring unique designs tailored to our customers' individual specifications. Our product line includes knitted briefs, bras, tank tops, boxers, leggings, crop tops, T-shirts, daywear, nightwear, bodysuits, swimwear, beach-wear, active-wear, shape wear and accessories.

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

     Our subsidiary, Macro Clothing Ltd., or Macro, is known for its ability to combine expertise in design and fashion with its ability to manufacture high quality swimwear products in large quantities to leading customers mainly in the
U.S. and Europe.

     We believe that our collaboration with our customers in the design and development of our products strengthens our relationships with our customers and improves the quality of our products. We began our relationship with Victoria's
Secret in 1991, The GAP in 1993, Calvin Klein in 1994, and lululemon athletica in 2006. Our four largest customers in 2009 accounted for approximately 49.8% of our total sales in 2009, and our four largest customers in 2008 accounted for approximately 69.2% of our total sales in 2008. However, as a result of the global economic recession and our operating difficulties, during 2009, we experienced a significant decrease in our sales, and specifically to our then two main customers, Nike and Victoria's Secret. We have been making an effort to try to maintain our relationships with these customers. See "Item 4. Information on the Company - 4B. Business Overview - Customers."

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
For a breakdown of our sales by geographic area and operating segments, see Note
22 of the Notes to the Consolidated Financial Statements.

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

     A significant portion of the manufacturing process for our swimwear products is outsourced to subcontractors, mostly in China and Cambodia, that manufacture the products based on our development, design and specifications. We continue to examine the financial feasibility of using subcontractors in various countries, and during 2009 we manufactured some of our swimwear in Morocco in an effort to identify preferable production locations, including in terms of production expenses.

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

o    DYEING AND FINISHING - At the end of 2008, we closed our dyeing factory in
     Israel, which conducted only a small part of the dyeing activity for our products. We have transferred all of our dyeing activity in our Cut & Sew
     Division to a subcontractor located in Israel. All of the dyeing and finishing needs of our Hi-Tex Division are provided by a different subcontractor in Israel. Most of the dyeing machines used by the subcontractor for the purpose of providing dyeing services are owned by us.
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

     In 2009, 74.8%of our revenues generated from Cut & Sew products were due to sales of goods manufactured by subcontractors. Other than sewing at our plant in
Jordan, all our activity in this field is carried out by subcontractors in
Israel, Jordan, and the Far East. Sometimes subcontractors supply the finished product, and sometimes they provide only production services, while we supply them with part of the product for work and the required raw materials. Most of the subcontractors in Israel and Jordan use our machinery to provide the production services to us.

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

     At December 31, 2009, we had a total of 729 fully equipped Santoni Knitting machines at the Hi-Tex facilities in Israel.

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
and European marketers of intimate apparel, active-wear and swimwear. In addition, we have decided to expand our marketing activity in Europe, and to market to customers in the local market and open outlet shops in Israel, as part of our strategy of increasing our ability to make use of surplus finished products and raw materials. Thus, the principal market for our lingerie, underwear and sportswear products is the American market.

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

CUSTOMERS

     Our customers represent some of the leading marketers of intimate apparel, active-wear and swimwear in the world. In the Cut & Sew market for men's, women's and children's underwear and sportswear our main customers are the large retail chains in the U.S. and companies that have some of the leading brands in the U.S. In the Cut & Sew market for swimwear and beachwear our main customers are retail chains and companies with the leading brands in the U.S., Europe and
Israel. Approximately49.8% of our sales in 2009 were derived from the worldwide sale of our products to our then four largest apparel customers, Victoria's
Secret, Nike, Calvin Klein and lululemon athletica. In 2009, in the active-wear area we strengthened our business relationship with lululemon athletica, maintained our business relationships with other active-wear customers, such as
Patagonia and Reebok, and began working with other active-wear customers. In the swimwear area, we strengthened our business relationship with Wal-Mart, while we maintained our business relationships with other swimwear customers and developed business relationships with new customers in the USA and Europe.

     The global recession and the decline in the level of consumption impact the extent of demand for our products and are liable also to impact the type of products that customers prefer to buy. Beginning in the second quarter of 2009, we experienced a significant decrease in our sales. Among other things, we experienced a significant decrease in our sales to our then two main customers,
Nike and Victoria's Secret. We are taking steps to expand our customer base and to increase our sales to existing customers, so as to compensate for the decline in sales of existing customers; however, we estimate that an increase in our sales to existing customers and sales to new customers will only partially compensate for the decline in our sales.

     The following table outlines the dollar amount and percentage of total sales to our customers:

CUSTOMER                          2007               2008                    2009
                        ---------------------  ---------------------  ---------------------
                                             (Dollars in millions)

Victoria's Secret (1)   $   62.1      39.1%     $   56.9      32.7%     $   37.8      32.7%

Calvin Klein            $    2.4       1.5%     $    3.9       2.3%     $    7.2       6.2%

Nike                    $   37.4      23.6%     $   40.3      23.2%     $    6.7       5.8%

lululemon athletica     $    1.9       1.2%     $    3.4       2.0%     $    5.8       5.0%

Others                  $   54.8      34.6%     $   69.3      39.8%     $     58      50.3%

Total                   $  158.6       100%     $  173.8       100%     $  115.5       100%

------------------------

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

     We began our working relationship with Calvin Klein in 1994. Currently, we supply Calvin Klein with underwear for men and women, T-shirts and camisoles.

     We began our working relationship with lululemon athletica in 2006.
Currently, we supply lululemon athletica mainly with underwear and active-wear for men and women.

     We began our working relationship with The Gap in 1993. Currently, we supply The Gap with underwear and sleepwear.

     We continue to seek to expand and strengthen our relationship with
Victoria's Secret, Lululemon and other brand names by providing the retailers with a continuing line of new products. However, we cannot assure that these brands will continue to buy our products in the same volumes or on the same terms as they did in the past.

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

ISRAELI INCENTIVES

     The Israeli government has established tax incentive programs for enterprises that invest and conduct business in Israel. Israeli government support is provided primarily to industrial and tourism companies that help fulfill certain economic objectives of the Israeli government, such as creating employment in selected locations in Israel, competing in international markets, utilizing innovative technologies, producing value-added products and generating income in foreign currency.

     LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959

     The Company's production and development facilities have been granted
"Approved Enterprise" status pursuant to the Law for the Encouragement of
Capital Investments, 1959 (the "Investment Law"). According to the Law, revenues from the approved enterprises, during the seven years from the first year the approved enterprise earns taxable income, provided that 14 years have not passed since the approval was granted or 12 years have not passed since the enterprise began operating, whichever is earlier ("benefit period"), will be taxed at reduced tax rate of between 10% and 25% (in accordance with the rate of foreign investments in the company). A company, in which foreign investments exceed 25%, is entitled to a 10-year benefit period. Approval letters dated January 1997 or later are entitled to a tax exemption in the first two years of the benefit period. Nevertheless, if a dividend is distributed out of income derived from the Approved Enterprise during the tax exemption period, the distributing company will be subject to a corporate tax on the amount determined by the distributed amount grossed up with the effective corporate tax rate which would have been applied had the distributing company not enjoyed the exemption (as mentioned above).

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

     TEFRON -Tefron has nine approved investments under the grants track. The benefit period of 6 approved investments of the Company has ended, and as such income derived from these investments is taxable at the regular corporate tax rate in Israel. The ratio of the revenue derived from these investments is calculated according to growth in Company sales over and above sales before the beginning of these investments. The benefit period of 3 approved investments of the Company has yet to be ended.

     HI-TEX - Hi-Tex has three approved investments under the grants track. The benefit period of them has yet to be ended.

     In addition, the Company's fourth plan is in accordance with Amendment 60 of the Law ("the Amendment"), under the alternative track. Under the alternative track, the benefit period start date is from the year in which taxable revenue is first generated by the approved enterprise, provided that less than 12 years have elapsed since the start of the elective year. Under this track, the Company is tax exempt in the first ten years of the benefit period.

     The basic condition for receiving the benefits under this track is that the enterprise is "a competitive enterprise".

     Another condition for receiving the benefits under the alternative track is a minimum qualifying investment. This condition requires an investment in the acquisition of productive assets such as machinery and equipment, which must be carried out within three years. The minimum qualifying investment required for plant expansion is the higher of NIS 300 thousand and an amount equivalent to the "qualifying percentage" of the value of the productive assets. Productive assets that are used by the plant but not owned by it will also be viewed as productive assets.

     The qualifying percentage of the value of the productive assets is as follows:

                The value of productive            The new proportion that the
              assets before the expansion         required investment bears to
                   (NIS in millions)             the value of productive assets
          ----------------------------------  ----------------------------------

              Up to NIS 140                                  12%
              NIS 140 - NIS 500                               7%
              More than NIS 500                               5%

     The income qualifying for tax benefits under the alternative track is the taxable income of a company that has met certain conditions as determined by the
Law ("a beneficiary enterprise"), and which is derived from an industrial enterprise or a hotel. The Law specifies the types of qualifying income that is entitled to tax benefits under the alternative track both in respect of an industrial enterprise and of a hotel, whereby income from an industrial enterprise includes, among others, revenues from the production and development of software products and revenues from industrial research and development activities performed for a foreign resident (and approved by the Head of the
Administration of Industrial Research and Development).

     Hi-Tex has elected 2007 as its year of election. Furthermore, on June 30,
2008 an application for a pre-ruling was filed with the Income Tax Professional
Department, requesting beneficiary enterprise status and determination of 2007 as the year of election ("the application for a pre-ruling"). To date, response from the Tax Authorities has yet to be received.

     As mentioned in Note 1c above, in January 2009 the Group placed all of the active wear and intimate apparel operations under Hi-Tex founded by Tefron Ltd.
To this end, Tefron transferred most of its assets to Hi-Tex against allotment of additional Hi-Tex shares, pursuant to Section 104 of the Israeli Income Tax
Ordinance. Therefore, Tefron applied to the Investment Center to indorse its approval to Hi-Tex. To date, response has yet to be received. In addition,
Hi-Tex updated the application for a pre-ruling accordingly.

     MACRO - Macro has elected 2005 as the year of election under the alternative track, pursuant to the amendment to the Law. The Company informed the income tax assessor on its election in its letter from December 27, 2006.

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

     In addition, our competing manufacturers from the Far East have established relationships with our customers which erode the prices of some of our Cut & Sew products and reduce our sales of these products. As a result, the products that involve labor intensive manufacturing processes that are not based on our special technologies, are almost all manufactured through subcontractors in the
Far East and in Jordan.We are examining the possibility of transferring more of our production activity to countries where labor costs are low. We cannot be certain that our customers will not ask for production of our products by means of third parties, including direct contacts with subcontractors who are currently working through us. For our Seamless products that are more technology dependent, we endeavor to maintain our competitive position based on innovation and development.

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

TRADE AGREEMENTS

     Israel is a member of the United Nations, the International Monetary Fund,
the International Bank for Reconstruction and Development, the International
Finance Corporation and since 2010, the organization for Economic Co-operation and Development, also known as OECD. Israel is a signatory to the General
Agreement on Tariffs and Trade, or GATT, which provides for the reciprocal lowering of trade barriers among its members. In addition, Israel has been granted preferences under the Generalized System of Preferences from the United
States, Australia, Canada and Japan. These preferences allow Israel to export the products covered by such program either duty-free or at reduced tariffs.
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

U.S. GOVERNMENT REGULATION

     Our manufacturing and other facilities in the USA, Israel, Europe, Jordan,
China, India, and Cambodia are subject to various local regulations relating to the maintenance of safe working conditions and manufacturing practices.
Management believes that it is currently in compliance in all material respects with all such regulations.

4C. ORGANIZATIONAL STRUCTURE

     Our significant subsidiaries are the following wholly-owned subsidiaries:
(i) Hi-Tex Founded by Tefron Ltd., a company incorporated under the laws of
Israel, (ii) Macro Clothing Ltd., a company incorporated under the laws of
Israel, (iii) Tefron USA, Inc., a company incorporated under the laws of
Delaware, (iv) El-Masira Textile Company Ltd., a company incorporated under the laws of Jordan, (v) Tefron UK Limited, a company incorporated under the laws of the United Kingdom and (vi) Macro HK, a company incorporated under the laws of
Hong Kong.

4D. PROPERTY, PLANTS AND EQUIPMENT

ISRAEL

     As of December 31, 2009, we maintained manufacturing and administrative facilities at the following sites in Israel and Jordan:

                                          APPROX.
                                          SQUARE        NUMBER OF         LEASE
FACILITY IN ISRAEL                       FOOTAGE        EMPLOYEES      EXPIRATION     FUNCTION
-----------------------------------      -------        ---------      ----------     --------

Petach Tikva                              1,900             2             2011        Management
                                                                                      offices, partly
                                                                                      sublease

Misgav:  Central Factory -
  Tefron ("Tefron Building") (1)          83,000           91             2010        Development,
                                                                                      packaging,
                                                                                      storage and
                                                                                      administrative
                                                                                      functions
                                                                                      Development,

Misgav:  Central Factory -
  Hi-Tex  ("Hi-Tex Building 1") (1)       143,000          85             2019        Knitting, sewing,
                                                                                      packaging,
                                                                                      storage and
                                                                                      administrative
                                                                                      functions

Misgav:  Central Factory -
  Hi-Tex ("Hi-Tex Building 2") (1)        178,000          601            2019        Knitting,
                                                                                      packaging and
                                                                                      storage

Holon - Macro Center                      11,200           77             2010        Design,
                                                                                      development and
                                                                                      administrative
                                                                                      functions
FACILITY IN JORDAN
Irbid                                     229,000          657           2009(2)      Pressing, Sewing
                                                                                      and packaging
                                                                                      factory and
                                                                                      logistic and some
                                                                                      other
                                                                                      manufacturing
                                                                                      processes

(1)  In March 2010, following negotiations, the Company signed an agreement pursuant to which the Company will vacate the Tefron Building and will continue renting Hi-Tex Buildings 1 and 2. Pursuant to the agreement, the rental period of the Tefron Building will terminate on March 31, 2010.
     Moreover, the Company and RIET 1 will sign, within 60 days of the date from the date of signing of the agreement, new leases with respect to the other two buildings housing plants of the Company , for the period from January
     1, 2010 until December 31, 2019, without the possibility of reducing the rental period and in return for a monthly rent of approximately NIS 522,000 plus VAT, linked to changes in the CPI. The total amount saved as a result of the aforementioned move, including rent, taxes, and structural maintenance costs, is more than $1 million per year.

(2) The lease agreement is renewable annually at our option.

     For a description of our plans regarding our facilities, see Note 7 of the
Notes to the Consolidated Financial Statements.

     We believe that our existing facilities in Israel and Jordan are well-maintained, in good operating condition and provide adequate space for our current level of operations as well as for a significant increase in sales volume.

UNITED STATES, ENGLAND AND CHINA

     As of December 31, 2009, Tefron USA, Tefron UK and Macro HK maintained a warehouse and distribution logistical center and administrative facilities at the following sites in the United States and China:

FACILITY IN UNITED STATES,            APPROX.         NUMBER OF
ENGLAND AND CHINA                  SQUARE FOOTAGE     PERSONNEL       FUNCTION
-------------------------          --------------     ---------       --------

Valdese, NC - Warehouse                163,610             31         Warehouse and distribution
                                                                      Logistical center and
                                                                      stitching headquarters USA

Valdese, NC                             52,644               -        Subleased

New York City - Offices                  1,500                1       Sales Offices and Showroom

Portland, OR- Offices                    2,450                4       Sales Offices and Showroom

Los Angeles, CA - Offices                9,200               11       Sales Offices and Showroom

Dong Guan, China - Office                6,000               19       Sourcing and development

Dong Guan, China - Office                4,500               22       Sewing samples

     Both plants in Valdese, North Carolina are of brick and steel construction, and most areas have been air-conditioned. Since April 2005, we are leasing for a period of seven years 1,500 square feet at 150 West 30th Street New York, New
York. Since October 2006, we are leasing for a period of five years 2,450 square feet at 4145 SW Watson Way, Beaverton, Oregon. Since February 2009, we are
leasing for a period of one and a half years 9,200 square feet at 6440 E. 26th
Street, Los Angeles, California. Since May 2007, we are leasing for a period of five years 10,500 square feet at FuMingzhong Rd., Town of Dalang, Dong Guan,
China. The remainder of Tefron USA's physical properties are held in fee simple.
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

     The Company's significant real estate properties are in Israel, Jordan and the United States. These properties are under ongoing maintenance and in good operating condition. The Company leases additional real estates properties around the world, which are not significant to the Company and the Company does not believe that it will have any difficulties in continuing to lease these properties, or alternatively, in finding alternative properties to lease.

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

     We have two segments: Seamless (also called Hi-Tex) and Cut & Sew. Our
Seamless Division, which manufactures intimate apparel and active-wear products, generated approximately 53.9% of our revenues during 2009. Our Cut & Sew
Division, which manufactures intimate apparel, active-wear and swimwear products, generated approximately 46.1% of our revenues during 2009.

     Our Hi-Tex manufacturing process, which is conducted through our subsidiary, Hi-Tex, involves a vertically integrated production process, from the design of the product to the knitting, dyeing and sewing of the product.
However, our Hi-Tex manufacturing process utilizes state-of-the-art technology that eliminates a significant number of stages of the manufacturing process while enabling our Hi-Tex Division to produce a substantially wider range of fabrics, styles and product lines at a consistently high level of comfort, quality and durability. The Hi-Tex manufacturing process was developed in-house through the adaptation and configuration of machinery and equipment purchased from third parties. Although developed for our exclusive use, most of these adaptations and configurations are not patented. The manufacturing for our
Hi-Tex Division takes place mainly in Israel, where we had 765 fully equipped
Santoni knitting machines as of December 31, 2009, of which 36 machines are leased to a third party that operates them in North Carolina, USA.

     Our Cut & Sew manufacturing process also involves a vertically integrated production process. We are involved in all steps in the process, from the design of the product to the knitting, dyeing, cutting and sewing of the product. The knitting, dyeing and cutting processes for our intimate apparel and active-wear products of our Cut & Sew Division take place in Israel and most of the sewing for these products takes place in Jordan. Our swimwear products are produced by subcontractors mainly in the Far East. We continue to examine the financial feasibility of using subcontractors in various countries in an effort to identify preferable production locations, including in terms of production expenses.

     2009 DEVELOPMENTS

     During 2009, we continued to face liquidity challenges due to the worsening global economic environment, our ongoing operating difficulties and the reduction by our bank lenders of the credit available to us beginning in the fourth quarter of 2008. Our profits in 2009 were adversely impacted by a number of factors, including a decline of approximately $58 million in our sales in
2009 from 2008, and in particular the decline of our sales to our main customers, and the manufacturing challenges at our Hi-Tex Division that continued to increase our costs and decrease our operating efficiency.

     We are taking steps to expand our customer base and to increase our sales to existing customers, so as to compensate for the decline in sales to our existing customers during 2009; however, we estimate that an increase in our sales to existing customers and sales to new customers will only partially compensate for the decline in our sales to our two main customers.

     In our Hi-Tex Division, during 2009, we contended and are still contending with the need to address operating difficulties and the efficiency of manufacturing procedures. As a result, we experienced an increase in our production costs and in the levels of waste from our products. During 2009 we implemented an overall efficiency plan to overcome these operating and efficiency difficulties.

     To further improve our operating efficiencies and in view of the global economic environment, during the first quarter of 2010, we began to implement a turnaround plan with a view to returning the Company to profitability, as described in "Item 4. Information on the company - A.History and Development of the Company - 2010 Turnaround Plan".

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

     We purchase our raw materials from several international and domestic suppliers and historically have not experienced any difficulty in obtaining raw materials to meet production requirements. During 2008 and 2009, there was a relative rise in the prices of raw materials, mainly due to a decline in the dollar rate against most other currencies in the world, and a rise in the prices of inputs worldwide. Raw materials are generally purchased against actual orders or customers' firm commitments, although we have a policy of maintaining a minimum level of those raw materials that are in repeated demand.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

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

     We base our estimates upon past experience, and where applicable, various factors, external sources and on other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and could have a material impact on our reported results.

     We believe that the accounting policies discussed below are critical to our financial results and to the understanding of our past and future performance, as these policies relate to the more significant areas involving management's estimates and assumptions. We consider an accounting estimate to be critical if:
(1) it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate and (2) changes in the estimate or different estimates that we could have selected may have had a material impact on our financial condition or results of operations.

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
36"). Whenever events or changes in circumstances indicate that their carrying values may not be recoverable through the present value of anticipated cash flows from the continued use of the asset, including those expected at the time of its future retirement and disposal, we reduce, if necessary, the carrying values of the assets to their estimated fair values.

     The provision for impairment of fixed assets recorded up to the recoverable amount of said asset, provided that this amount is lower than the asset cost on
Company financial statements. The recoverable amount is the higher of fair value net of selling cost, and net value in use based on discounted cash flow. In order to determine the recoverable amount of fixed assets, the Company has engaged a qualified independent valuator. A reversal provision of impairment of plant, property and equipment in 2009 amounted to $496 thousand according to an asset valuation assessment, compared to a provision of $2.1 million in 2008.

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

     ALLOWANCE FOR DOUBTFUL DEBTS

     Company's management regularly reviews accounts receivable and assesses their collectability by taking into account variables such as past experience, age of the receivable balance and current economic conditions of the party owing the receivable balance. Accordingly, the Company makes a provision for debts whose collection is doubtful. We believe that our allowance for doubtful accounts is adequate to cover estimated losses in customer accounts receivable balances under current conditions. However, changes to the allowance for doubtful accounts may be necessary in the event that the financial condition of our customers improves or deteriorates.

RESULTS OF OPERATIONS

     The following table sets forth our results of operations expressed as a percentage of total sales for the periods indicated:

                                                  YEAR ENDED DECEMBER 31,
                                             2009         2008          2007
                                            -----        -----         -----

Sales                                        100%          100%         100%
Cost of sales                               103.3          96.4         87.7
                                            -----         -----        -----
Gross profit (loss)                          (3.3)          3.6         12.3
Selling and marketing expenses               11.9           9.7          7.8
General and administrative expenses           3.3           3.7          3.3
Other expenses (income)                      (0.4)          1.3            -
                                             -----        -----        -----
Operating income (loss)                     (18.1)        (11.1)         1.2
Loss from early repayment of                 (1.1)          -
subordinated note receivable
Financial expenses, net                      (0.5)         (1.7)         0.8
                                             -----        -----        -----
Income (loss)before taxes on
income                                       (19.7)       (12.8)         0.4
Tax benefit                                    4.6          2.7            -
                                             -----        -----        -----
Net income (loss)                            (15.1)       (10.1)         0.4
                                             =====        =====        =====

YEAR ENDED DECEMBER 31, 2009 COMPARED TO YEAR ENDED DECEMBER 31, 2008

     SALES

     CONSOLIDATED. Sales for the year ended December 31, 2009 were $115.5 million, a 33.5% decrease compared to sales of $173.8 million for the year ended
December 31, 2008. Our sales of intimate apparel decreased 31.5% from $93.7 million in 2008 to $64.1 million in 2009, our sales of active-wear products decreased 54.4% from $47.2 million in 2008 to $21.5 million in 2009 and our sales of swimwear decreased 9.4% from $33.0 million in 2008 to $29.9 million in
2009. Below is a table that describes our 2009 and 2008 sales of intimate apparel, active-wear and swimwear products:

                                                              SALES
                       ------------------------------------------------------------------------------------
                                         2009                                       2008
                       ------------------------------------------  ----------------------------------------
                                                     (Dollars in thousands)
                      CUT & SEW        SEAMLESS        TOTAL        CUT & SEW       SEAMLESS        TOTAL
                       --------       --------       --------       --------       --------       --------

Intimate Apparel       $ 19,152       $ 44,991       $ 64,143       $ 35,969       $ 57,714       $ 93,683
Active-wear               4,218         17,315         21,533         18,638         28,551         47,189
Swimwear                 29,862             --         29,862         32,957             --         32,957
                       --------       --------       --------       --------       --------       --------
TOTAL                    53,232         62,306        115,538         87,564         86,265        173,829

     SEAMLESS. Sales for the year ended December 31, 2009 for this segment were
$62.3 million, a 27.8% decrease compared to sales of $86.3 million for the year ended December 31, 2008.

     CUT & SEW. Sales for the year ended December 31, 2009 for this segment were
$53.2 million, a 39.2% decrease compared to sales of $87.6 million for the year ended December 31, 2008.

     COST OF SALES

     Cost of sales consists primarily of materials, various salaries and related expenses, subcontracting expenses and other overhead expenses related to our manufacturing operations. Cost of sales decreased by 28.8% to $119.3 million in
2009 as compared to $167.6 million in 2008 due to the decrease in production volume as a result from the decrease in sales. As a percentage of sales, cost of sales increased to 103.3% in 2009 as compared to 96.4% in 2008. This increase was primarily due to a significant decrease in sales, which was not matched by any corresponding decrease in the fixed costs.

     SELLING AND MARKETING EXPENSES

     Selling and marketing expenses consist primarily of costs relating to salaries to employees engaged in sales, marketing and distribution and to freight costs. Selling and marketing expenses decreased by 18.4% to $13.8 million in 2009 as compared to $17.0 million in 2008. This decrease was primarily due to a decrease in sales volume during 2009 and the efficiency plan that the company adopted. The main effect of the program on selling and marketing expenses was a decrease in manpower and a reduction of 5%-15% in salary expenses. As a percentage of sales, selling and marketing expenses increased to 11.9% in 2009 as compared to 9.8% in 2008. This increase was primarily due to costs of maintaining additional sales offices that we opened in
Germany and Los Angeles during 2009. The cost of maintaining these offices during 2009 was $1.3 million. In addition, from the fourth quarter of 2008 the company has amortization expenses of costs relating to the purchase of operations in the United States. During 2009, the company recorded an amortization of these costs of $468,000 compared to $186,000 in 2008.

     GENERAL AND ADMINISTRATIVE EXPENSES

     General and administrative expenses consist primarily of costs relating to administration and management activities and other administrative costs. General and administrative expenses decreased by 41.0% to $3.8 million in 2009 as compared to $6.4 million in 2008. This decrease was primarily due to a decrease in salary expenses, as result of the efficiency plan, and a decrease in the provision for doubtful debts, which we recorded during 2009 as compared with
2008. As a percentage of sales, general and administrative expenses decreased from 3.7% in 2008 to 3.3% in 2009.

     OTHER EXPENSES - IMPAIRMENT OF PLANT, PROPERTY AND EQUIPMENT

A reversal impairment of Plant, Property and Equipment in 2009 amounted to $496 thousand and was due to provision for impairment of plant, property and equipment according to an asset valuation assessment which was prepared in accordance with IAS 36. In 2008, an impairment of $2.1 million was recorded.

     OPERATING LOSS

     CONSOLIDATED. Operating loss for the year ended December 31, 2009 was $20.9 million (18.1% of sales), compared to operating loss of $19.2 million (11.1% of sales) for the year ended December 31, 2008. This increase in operating loss was due to the factors explained above.

     SEAMLESS. Operating loss for the year ended December 31, 2009 for this segment was $13.2 million, compared to operating loss of $15.8 million for the year ended December 31, 2008.

     CUT & SEW. Operating loss for the year ended December 31, 2009 for this segment was $7.7 million, compared to operating loss of $3.4 million for the year ended December 31, 2008.

     FINANCIAL EXPENSES, NET

     Financial expenses, net decreased by 83.1% to $0.5 million in 2009 as compared to $3.0 million in 2008. This decrease was mainly due to (i) an appreciation of the Dollar vis-a-vis the New Israel Shekel, (ii) a significant decrease in the three-month Dollar LIBOR interest rate on long-term loans, net, from 1.43% on December 31, 2008 to 0.25% on December 31, 2009 and (iii) an
offset of financing expenses as a result of the increase in short-term credits from $9.3 million on December 31, 2008, to $14.2 million on December 31, 2009.
During 2009, interest expenses were $276,000 on long-term loans as compared with interest expenses of $765,000 during 2008..

     INCOME TAXES

     The tax benefit in 2009 was $5.3 million as compared to a tax benefit of
$4.7 thousand for 2008. The main reason for this increase in tax benefit was the increase in loss carry forwards and the recognition of a deferred tax asset receivable thereon.

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

                                                              SALES
                       ------------------------------------------------------------------------------------
                                         2008                                       2007
                       ------------------------------------------ -----------------------------------------
                                                     (Dollars in thousands)
                        CUT & SEW      SEAMLESS       TOTAL          CUT & SEW      SEAMLESS        TOTAL
                       --------       --------       --------       --------       --------       --------
Intimate Apparel       $ 35,969       $ 57,714       $ 93,683       $ 37,114       $ 52,763       $ 89,877
Active-wear              18,638         28,551         47,189         13,216         28,831         42,047
Swimwear                 32,957             --         32,957         26,690             --         26,690
                       --------       --------       --------       --------       --------       --------
TOTAL                    87,564         86,265        173,829         77,020         81,594        158,614

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

     OTHER EXPENSES- IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT

     Impairment of Property, Plant and Equipment in 2008 amounted to $2.1 million and was due to provision for impairment of plant, property and equipment according to an asset valuation assessment which was prepared in accordance with
IAS 36. In 2007, no impairment was recorded.

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

LIQUIDITY AND CAPITAL RESOURCES

     2009 SOURCES AND USES OF CASH

     During 2009, cash flow used in operating activities amounted to $1.5 million, compared to $7.7 million in 2008. In addition, we received:

     o    Proceeds of $4.9 million from short-term bank credit, and

     o    Proceeds of $1.7 million from an early repayment of subordinated note.

     This cash flow was used to repay a net amount of $3.9 million in bank debt, invest $0.7 million, net, in property, plant and equipment and intangible assets, and, together with other cash flow activities, increase our cash and cash equivalents by $0.3 million from $1.6 million at December 31, 2008 to $1.9 million at December 31, 2009. This cash balance will be sufficient for the next
12 months.

     Cash provided by operating activities is net income (loss) adjusted for certain non-cash items and changes in assets and liabilities. For 2009, cash used in operating activities was $1.5 million, compared to $7.7 million in 2008.
The decrease in cash used in operating activities in 2009 as compared to 2008 was mainly due to decrease in our working capital.

CONTRACTUAL AND OTHER COMMITMENTS

     We have various commitments primarily related to long-term debt. The following tables provide details regarding our contractual cash obligations and other commercial commitments subsequent to December 31, 2009 (US dollars in millions).

CONTRACTUAL OBLIGATIONS(1) (2)      TOTAL      2010      2011      2012      2013      2014      2015      2016+
--------------------------------    -----      ----      ----      ----      ----      ----      ----      ----
Long-Term Bank Debt (3)             $11.6      $4.2      $4.2       3.2        -         -         -         -
--------------------------------    -----      ----      ----      ----      ----      ----      ----      ----
Operating Lease Obligations (4)     $17.7      $2.1      $2.0      $1.9      $1.7      $1.7      $1.7      $6.6
-------------------------------     -----      ----      ----      ----      ----      ----      ----      ----
Employee Benefit Liabilities,
net (5)                              $0.7      $0.7        -         -         -         -         -         -
--------------------------------    -----      ----      ----      ----      ----      ----      ----      ----
Accounts payable - institutions      $2.1      $0.3      $1.8       --        --        --        --        --
--------------------------------    -----      ----      ----      ----      ----      ----      ----      ----
Other Long-Term Obligations (6)       --        --        --        --        --        --        --        --
--------------------------------    -----      ----      ----      ----      ----      ----      ----      ----
TOTAL CONTRACTUAL CASH
OBLIGATIONS                         $28.0
--------------------------------    -----      ----      ----      ----      ----      ----      ----      ----

                                         TOTAL AMOUNTS AVAILABLE AS OF     TOTAL CREDIT LINES AS OF DECEMBER
 OTHER COMMERCIAL COMMITMENTS            DECEMBER 31, 2009                 31, 2009 (6)
---------------------------------------- --------------------------------- -----------------------------------

Lines of Credit                                                      $13.7                               $14.2
---------------------------------------- --------------------------------- -----------------------------------
Guarantees/Letters of Credit                                          $2.5                                $2.9
---------------------------------------- --------------------------------- -----------------------------------
TOTAL COMMERCIAL COMMITMENTS                                         $16.2                               $17.1
---------------------------------------- --------------------------------- -----------------------------------

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

     (2) This table does not include payments of interest on our long-term bank debt, due to its variable nature. Interest on our long-term bank debt is three-month LIBOR plus 1.0%. As of June 15, 2010, the three-month LIBOR was
0.54%.

     (3) See also "Loan Facilities" below.

     (4) Minimum lease payments are presented in accordance with the agreement signed with RIET 1 in March 21, 2010, as described in Note 24d to the financial statements as of December 31, 2009.

     (5) Employee Benefit Liabilities, net relate to accrued severance obligations to our Israeli employees as required under Israeli labor law.

     (6) This table does not include deferred tax liabilities, net, of $1.7 million. We are unable to predict when these obligations will mature.

     (7) These credit lines facilities are revolving on a yearly basis.

     LOAN FACILITIES

     The Company's bank credit facilities change from time to time depending on the Company's need for financing and on its arrangements with its bank lenders.
As of December 31, 2009, the Company's credit facilities were approximately
$28.7 million, of which approximately $25.1 million was being utilized for loans and credit.

     On March 2, 2010, we signed an agreement with our bank lenders, which, among other things, included a re-organization of our and our subsidiaries'
credit lines with the banks.

     The agreement with the bank lenders provides for a re-organization of our current credit lines with the banks as follows: (1) one loan in the amount of
$15 million is payable in three equal installments of $1.25 million, each at the end of the seventh, eighth and ninth years from the date on which this loan was provided, with the balance of $11.25 million to be paid at the end of the tenth year, (2) one loan in the amount of $5 million is payable in four equal annual installments of $1.25 million each, beginning on the last day of the third year from the date on which such loan was provided and (3) short term credit lines in a total amount of $8.95 million. For more information regarding the agreement with our bank lenders, see "Item 10. Additional Information - C. Material
Contracts - Agreement with Our Bank Lenders" below.

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

     As of December 31, 2008 and 2009, there was one financial covenant in the long-term loan agreements with our bank lenders that we did not meet, and we expect that we will be unable to meet our EBITDA financial covenant in the fourth quarter of 2010. As such, we have classified these loans and presented them as of December 31, 2008 and 2009 as part of the current liabilities in accordance with the instructions of IAS 1. The aforementioned classification was made despite of the Company's new agreement with the banks as of March 2, 2010, and despite the waivers granted to the Company due to its failure to comply with one financial covenant in 2009 and 2008 and for our expected failure to comply with one financial covenant in 2010. The new agreement with the bank contains new financial covenants, as described in "Item 10. Additional Information - C.
Material Contracts - Agreement with Our Bank Lenders" below.

     EQUITY FINANCINGS

     All share and per share information in this Annual Report has been adjusted to give retroactive effect to a ten-for-one reverse split of our ordinary shares that became effective on January 22, 2009.

     In March 2010, we completed a rights offering pursuant to which we issued to our shareholders approximately 754,384 ordinary shares at a price per share of $3.8, resulting in gross proceeds of approximately $2.9 million. As part of the rights offering in Israel, we published a shelf prospectus that allows us to issue securities in Israel during the next two years.

     In addition, on March 28, 2010, we issued 149,124 ordinary shares, at a price per share of $3.8, to each of Mivtach Shamir Holdings Ltd. (one of the partners in Norfet) and Ta-Top Limited Partnership (a partnership under the control of FIMI 2001, Ltd.) in a private placement, resulting in gross proceeds of approximately $1.1 million. See "Item 10. Additional Information - 10C.
Material Contracts - Private Placement to Norfet's Shareholders."

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

     On April 22, 2004, we issued to Norfet, controlled by FIMI Opportunity Fund and certain other co-investors, approximately 353,000 Ordinary Shares at a base price of $42.5 per share and to a group of investors represented by Mr. Zvi
Limon, or Leber, approximately 107,000 of our Ordinary Shares at a base price of
$46.5 per share. See "Item 10. Additional Information - C. Material Agreements -
Norfet Agreements." We applied most of the aggregate amount of $19.7 million from these investments to repay short-term debt. On April 5, 2005, we issued, with no further consideration, additional shares to Norfet and Leber according to share purchase price adjustment mechanisms included in the investments agreements with these investors.

     OUTLOOK

     We currently believe that our cash flow from ongoing operations and our available cash on hand and bank credit will be sufficient to finance all of our ongoing costs and our planned investments in our business through at least the end of 2010. However, it is possible that a worsening of the economic environment will require us to obtain other sources of financing. Our continued
loss in the past quarters has, among other things, led the bank lenders to limit the amount of credit available to us, and in recent months we have been contending with limited credit lines. Although we raised $4 million dollars from our shareholders at the end of March 2010, we may need to raise additional funds in the near future in order to satisfy our working capital and capital expenditure requirements.

     During the first quarter of 2010, we began to implement a turnaround plan with a view to returning the Company to profitability, see "Item 4. Information on the Company - A. History and Development of the Company - 2010 Turnaround
Plan".

DESIGN AND DEVELOPMENT OF PRODUCTS

     Our design and development of products department continually strives to improve technologies and products and develop new lines of products. We invested approximately $7.1 million in 2007, $8.1 million in 2008 and $8.2 million in
2009 on design and development of products.

IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS

     Because most of our revenues in the foreseeable future are expected to continue to be generated in U.S. dollars, and a significant portion of our expenses are expected to continue to be incurred in NIS, we are exposed to the risk of appreciation of the NIS vis-a-vis the U.S. dollar. Part of our expenses are executed in Euro and, therefore, we are also exposed to the risk of devaluation of the Euro vis-a-vis the U.S dollar. This appreciation in the NIS and devaluation of the Euro vis-a-vis the U.S. dollar would cause an increase in our NIS or Euro expenses as recorded in our U.S. dollar denominated financial reports even though the expenses denominated in NIS or Euro remain unchanged. A portion of our NIS denominated expenses is linked to changes in the CPI, a portion is linked to increases in NIS payments under collective bargaining agreements and a portion is unlinked.

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

     In 2005, the rate of devaluation of the NIS vis-a-vis the U.S. dollar exceeded the inflation rate in Israel. During 2005, the rate of inflation was
2.4%, while the NIS devalued against the U.S dollar by 6.9%. During 2006, 2007,
2008 and 2009, the rate of inflation was (0.1)%, 3.4%, 3.8% and 3.9%
respectively, while the NIS appreciated versus the U.S dollar by 8.2%, 9.0%,
1.1% and 0.7%, respectively, and this negatively affected our profitability.

     The average exchange rate of the U.S. dollar vis-a-vis the NIS during 2009 increased by 9.6% compared with 2008. During 2009, we recorded salary expenses and raw material purchase costs incurred in NIS of $42 million. The appreciation of the average exchange rate of the U.S. dollar vis-a-vis the NIS, and hedging transactions entered into by the company, reduced these expenses during 2009 by
$3.6 million.

     Although during 2009 the average U.S. dollar appreciated vis-a-vis the NIS, the NIS may appreciate vis-a-vis the U.S. dollar again in the future.

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

EFFECTIVE CORPORATE TAX RATE

     The taxable income of Israeli corporations was generally subject to corporate tax at the statutory rate of 26% in 2009. This rate was reduced to 25%
in 2010 and is scheduled to be reduced to 18% in 2010 by 2016. However, most of our manufacturing facilities in Israel have been granted Approved Enterprise status under the Investment Law, and consequently income derived from such facilities is eligible, subject to compliance with certain requirements, for certain tax benefits beginning when such facilities first generate taxable income. We have derived most of our income from our Approved Enterprise facilities. Subject to compliance with applicable requirements, income derived from our Approved Enterprise facilities will be subject to corporate tax at a rate of 10%- 25% (based on the percentage of foreign investment in the Company)
for a seven-year period beginning in the first year we had taxable income. In addition, Approved Enterprises related to investment programs from January 1997 onwards in designated areas, which include the location of our primary plants, are exempt from tax for the first two years of the Benefit Period commencing in the first year in which taxable income is generated. Should the percentage of foreign investment in the Company exceed 25%, Approved Enterprises would qualify for reduced tax rates for an additional three years beyond the initial seven-year period.

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

YEAR ENDED DECEMBER 31,                   AVERAGE RATE     HIGH        LOW       PERIOD END
-----------------------                      ----          ----       ----          ----
                                                             (NIS PER $1.00)
                                          -------------------------------------------------

2005                                          4.49         4.74         4.30         4.60
2006                                          4.46         4.73         4.18         4.23
2007                                          4.11         4.34         3.83         3.85
2008                                          3.59         4.02         3.23         3.80
2009                                          3.93         4.26         3.69         3.78

     The following table sets forth certain information concerning the representative rate of exchange between the NIS and the US dollar, as published for the months December 2009 through June 15, 2010.

MONTH                                     AVERAGE RATE     HIGH        LOW       PERIOD END
-----------------------                      ----          ----       ----          ----
                                                             (NIS PER $1.00)
                                            -------------------------------------------------
December 2009                                3.79         3.82         3.77         3.78
January 2010                                 3.71         3.77         3.67         3.72
February 2010                                3.75         3.8          3.7          3.8
March 2010                                   3.74         3.79         3.71         3.71
April 2010                                   3.71         3.75         3.68         3.72
May 2010                                     3.79         3.87         3.73         3.83
June 2010                                    3.85         3.89         3.81         3.88

     On July 12, 2010, the representative rate of exchange between the NIS and the U.S. dollar was NIS 3.87 per $1.00, as published by the Bank of Israel.
Changes in the exchange rate between the NIS and the U.S. dollar could materially affect our financial results.

     TREND INFORMATION.

     From the second quarter of 2009 and until the end of the first quarter of
2010, we experienced sales stability of approximately $21-$25 million per quarter. We are taking steps to expand our customer base and to increase our sales to existing customers, so as to compensate for the decline in sales to our existing customers. For more information, see "See "Item 5. Operating and
Financial Review and Prospects - 5.B. Liquidity and Capital Resources -
Outlook".

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A. DIRECTORS AND SENIOR MANAGEMENT

     The following table sets forth certain information concerning our current directors, senior management and key employees as of July 5, 2010.

Name                 Age      Position
------------         ---      --------
Arnon Tiberg         66       Chairman  of the Board of  Directors  (commencing  July 5,2010)
Yacov Gelbard        63       Chairman of the Board of Directors (until July 5, 2010)
Amit Meridor         49       Chief Executive Officer (commencing January 21, 2010)
Ishay Davidi         48       Director
Meir Shamir          59       Director
Avi Zigelman         53       Director
Shirith Kasher       42       Director
Zvi Limon            51       Director
Eli Admoni           70       External Director
Yacov Elinav         65       External Director  (until July 14, 2010)
Eran Rotem           42       Chief Financial Officer
David Piller         49       Swimwear Division Manager
Orna Goldner-Marom   53       Company Secretary and Legal Counsel
Alon Shadmi          48       Development Manager
Meir Kupershmidt     54       Hi-Tex Division Manager (resigned as of July 1, 2010)
Ilan Gilboa          42       EVP Operations and Customer  Support (commencing June 20,2010)

----------------------

     Arnon Tiberg began serving as the Company's active Chairman of the Board of
Directors on July 5, 2010. Mr. Tiberg brings to Tefron many years of direct experience in the textile industry and he has close relationships with Tefron's major customer base. Mr. Tiberg served as President and CEO of Delta Galil
Industries from 1997 to 2006 where he executed a successful turnaround program for the company and lead Delta's global expansion and NASDAQ listing. Mr. Tiberg has also served as a member of the Board of Directors at NILIT, an Israeli nylon fiber manufacturer, since 1987, and is a director in the following companies:
RANSYS SYSTEMS Ltd., Kali Group Pension & Financial Management, The First
International Bank of Israel Ltd. and IBI Ltd Investment Company. Mr. Tiberg is
also chairman of the board of directors at Hameshakem and M.C.A. Among other senior managerial positions, Mr. Tiberg was Managing Director of Mediterranean
Car Agency and CEO of the Manufacturers' Association of Israel. In 2000, Mr.
Tiberg was awarded the Manufacturers' Association 'Industry Award' which recognizes exceptional activities or achievements in manufacturing industries.
Mr. Tiberg holds a B.A. in Economics from the Hebrew University, Jerusalem and an M.A. in Economics from Tel Aviv University.

     YACOV GELBARD served as the Company's active Chairman of the Board of
Directors since December 27, 2007 until July 5, 2010. Mr. Gelbard served as
President and CEO of Bezeq the Israeli Communications Company Ltd. from 2005 to
2007, as President and CEO of Pelephone Communications Ltd. from 2001 to 2005, as Chairman of the "Hamashbir Fashion Warehouse" Ltd in 2001, as President and
CEO of XXL (Electronic Commerce) Ltd. from 1999 to 2001, as President and CEO of
Blue Square - Israel Ltd. from 1993 to 1999, and as VP of Finance of Blue Square
- Israel Ltd. from 1983 to 1993. Mr. Gelbard holds a B.A. in Economics and
Accounting from Tel Aviv University, and he is a Certified Public Accountant.

     AMIT MERIDOR began serving as the Chief Executive Officer of the Company on
January 21, 2010. From 2008 through 2009, Mr. Meridor served as CEO of CMT
Medical where he successfully executed a turnaround plan for the company and facilitated the merger of CMT Medical with a large European electronics and systems company. Between 2005 and 2008, Mr. Meridor served as VP for business development, sales and marketing at an esthetic device manufacturer, Syneron
Medical. Between 2000 and 2005, Mr. Meridor served as manager of the textile division of NILIT Fibers Ltd., an Israeli manufacturer of high-quality yarn and fibers recognized for its high standards of manufacturing and innovation. Mr.
Meridor holds a B.SC in Industrial Engineering from the Technion - Israel
Institute of Technology and an MBA from Tel Aviv University, Israel.

     ISHAY DAVIDI has served as a director of the Company since June 2005 and served as Chairman of the Board of Directors from November 2005 through December
2007. Mr. Davidi is the Founder, CEO and a director of each of FIMI IV 2007 Ltd,
FIMI Opportunity 2005 Ltd and FIMI 2001 Ltd, the managing general partners of the partnerships constituting the FIMI Private Equity Funds. Mr. Davidi also serves as a director at Retalix Ltd., Scope Metals Group Ltd., MDT Micro Diamond
Technologies Ltd, Ophir Optronic Ltd., Orian S.M. Ltd., Merhav-Ceramic and
Building Materials Center Ltd. , Bagir Group Ltd., Inrom Industries Ltd., and
Fite G.P. Ltd. Mr. Davidi holds a B.Sc in Industrial and Management Engineering from Tel Aviv University and an M.B.A. from Bar Ilan University.

     MEIR SHAMIR was elected as a director of the Company on March 31, 2004 and has been the CEO of Mivtach Shamir Holdings Ltd., an investment company traded on the TASE, since 1993. From 1993 until December 2008 he also served as
Chairman of Mivtach Shamir Holdings Ltd. Mr. Shamir also serves as a director of
AAMS Investments Ltd., HLHP (1997) Ltd., Meir Shamir Management (1997), Meir
Shamir Holdings Ltd., Mivtach Shamir Assets Ltd. and of several companies controlled by Mivtach Shamir Holdings Ltd. He also serves as a director of our subsidiaries, Hi-Tex, Macro Clothing Ltd. and Tefron USA Inc. Mr. Shamir holds an undergraduate degree in Economics and Business Administration from Bar Ilan
University.

     AVI ZIGELMAN was elected as a director of the Company on June 28, 2005.
Since 2004 Mr. Zigelman has been a financial consultant and serves as a member of the board of directors of various entities. Mr. Zigelman currently serves as a director in the following companies: Mizrahi Tefahot Bank Ltd., Ophir Optronic
Ltd., Gindi Investments 1 Ltd., Clal Biotechnology Industries Ltd., Simha Urieli
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

     SHIRITH KASHER was elected as a director of the Company on March 31, 2004 and has been the head of Corporate & Structured Finance at Brack Capital Holding
Ltd since April 2006. Ms. Kasher serves as director of the following companies:
B.C.R.I - Brack Capital Real Estate Ltd. and B.C.H - Brack Capital Holdings Ltd.
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

     ZVI LIMON has served as a director of the Company since May 2008 and has been a General Partner of Rimon Funds, a public equities investment fund focusing on Israeli companies since 2006. Since 1999, Mr. Limon has also served as a General Partner and Venture Partner of Magna VC (previously Magnum
Communication) Fund, an Israeli venture capital fund focusing on communication technology companies. Mr. Limon also serves on the board of directors of CEVA
Inc. and DSPG Inc. From 1990 to 2000, Mr. Limon was the Chairman of Limon
Holdings Ltd., the advisor to an international technology fund focusing on private and public equity investments. Mr. Limon holds a B.A. in Economics and
Business Administration from Bar Ilan University and an M.B.A. from INSEAD.

     ELI ADMONI has served as an External Director of Tefron since August 10,
2006. Mr. Admoni has been the chairman of the Clalit Health Services since 2005, serves as a chairman of the finance committee of Clalit Health Services and has served as the chairman and as a director in boards of directors of different companies since 2000. Mr. Admoni served as the president of Biotechnology
General (Israel) Ltd from 1999 to 2000, as CEO of Caniel Israel Can Company Ltd from 1994 to 1998, as CEO of Rafa Labs Ltd from 1989 to 1993, and as CEO of Abic
Ltd from 1982 to 1989. Mr. Admoni holds an LLB from the Hebrew University,
Jerusalem and a Certificate in Business Administration from University of
Manitoba, Canada.

     YACOV ELINAV has served as an External Director of Tefron since July 2004 and until July 14, 2010. Between 1991 and July 2003, Mr. Elinav served as a
Deputy CEO of Bank Hapoalim B.M. Since August 2004, Mr. Elinav has served as a director of DS Securities & Investment Ltd. Mr. Elinav also serves as chairman of the board of directors of DS Pension Fund Ltd. and as a director of the following companies: Elinav Counseling and Services Corporations, Shlomo
Holdings Ltd., The Middle East Pipes Ltd., Golden Pages Ltd., DS Securities and
Investments Ltd., DS Institutional Investors Ltd., Yuvalim Pension Funds
Management Ltd., Sapiens Ltd., BGI Investments Ltd., Polar Communications Ltd.,
Global Box Ltd., Frutarom Industries Ltd., Ayalon Highways Ltd., Delek Real
Estate Ltd. and the Industrial Development Bank Ltd. Mr. Elinav holds a B.A. in
Economics from the Hebrew University, Jerusalem.

     ERAN ROTEM began serving as the Chief Financial Officer of the Company on
August 17, 2008. Mr. Rotem also serves as a director of Hi-Tex, Macro, Tefron
USA, Tefron US Holdings Corp., Tefron Holdings (98) Ltd., New Net Industries,
New Pal, R.M.D. Robotics and Tefron UK Limited. Between 2002 and 2008, Mr. Rotem
served as Chief Financial Officer of Healthcare Technologies Ltd., a company which was traded on the NASDAQ Capital Market, and of the Gamida For Life Group.
Between 1995 and 2002, Mr. Rotem served as a senior manager in Ernst & Young
Israel. Mr. Rotem has broad financial and managerial experience. Mr. Rotem holds a BA in Accounting and Business Administration from the Tel Aviv College of
Management and he is a Certified Public Accountant.

     DAVID PILLER began serving as Manager of Tefron's Swimwear Division in July
2009. Prior to joining Tefron, from 2008 until 2009, Mr. Piller served as vice president procurement and sales of The New HaMashbir Le'Zarchan Ltd. From 2001 until 2008, Mr. Piller served as vice president marketing and sales of Kitan
Textile Industries Ltd., from 1998 until 2001 he served as a national sales manager of Neviot Nature of Galilee, and from 1986 until 1998 Mr. Piller served in various positions in Oppenheimer Jerusalem Sweets Ltd., and most recently as vice president marketing and sales. Mr. Piller holds a B.A. degree in Economics and Business Administration from the University of Nice (France).

     ORNA GOLDNER - MAROM joined Tefron on June 14, 2009 and has served since then as the company secretary and general counsel. From January 2009 until June
2009 Ms. Marom served as a lawyer in Avitan, Perach Law firm. Between 2005 and
2008, Ms. Marom served as a lawyer in Baratz, Horn & Co. Law firm, and as company secretary and general counsel of OrganiTech Ltd., a company which was traded on the NASDAQ. Between 1996 and 2004, Ms. Marom served as legal counsel in Iscar Ltd. Ms. Marom holds an LLB from Tel-Aviv University, Israel, was admitted to the Israeli Bar Association in 1983 and is a Certified Public
Notary.

     ALON SHADMI joined Tefron in 2003 and serves as Development Manager. From
2007 until 2009 Alon served as our VP, Marketing. Prior to joining Tefron, Mr.
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

     MEIR KUPERSHMIDT served as our Hi-Tex Division Manager since December, 30,
2008 until his resignation on July 1, 2010. Prior to joining Tefron, Mr.
Kupershmidt served as VP operations at Gottex Ltd. from 2007 to 2008 and as VP operations at Kitan Textile Industries Ltd. from 1999 to 2007. Mr. Kupershmidt holds a B.A in business administration from University of Derby.

     ILAN GILBOA joined Tefron as EVP, Operations and Customer Support, in June
2010. From 2009 to 2010, Mr. Gilboa served as a VP for Global Operations of
N-trig Company, a computer device company, where he was responsible for the establishment and functioning of a wide supply chain for the company's worldwide operations. From 2003 to 2009, Mr. Gilboa served as manager of our Hi-Tex and
Cut & Sew divisions. From 1996 to February 2003 Mr. Gilboa served in several positions at Kulicke & Soffa Israel, a leading supplier of semiconductor assembly and test interconnect equipment, materials and technologies, first as a manager of industrial engineering and last as vice president of operations and as such, was responsible for the construction of Kulicke & Soffa's new industrial facility in China. Mr. Gilboa holds a B.Sc and M.Sc degree in industrial engineering from the Technion in Haifa.

6B. COMPENSATION

     The aggregate direct remuneration paid to all Directors and senior management as a group for services in all capacities for the year ended December
31, 2009 was approximately $2.0 million, of which $217,000 was paid to Directors in their capacities as Directors. Negligible amounts were set aside or accrued for vacation and recuperation pay for all Directors and senior management as a group. No amounts were set aside or accrued to provide pension, retirement or similar benefits. The amount does not include any amounts expended by us for automobiles made available to our officers, expenses (including business travel and professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in
Israel. We have no service contracts with any of our directors that provide for benefits upon termination of their status as directors.

     In connection with the Company's efficiency program, the Directors of the
Company (other than External Directors) sent an instruction to the Company to reduce their directors' compensation during 2009 and 2010 by 15% and in December
2009, Mr. Yacov Elinav, an External Director, sent an instruction to the Company to reduce his directors' compensation during 2010 by 15%. The directors'
compensation of Mr. Eli Admoni, the Company's other External Director, was not reduced. In addition, within the framework of the Company's agreement with its banks lenders, the Company agreed not to distribute any dividends or pay management fees and/or any other payment to its shareholders until the loans have been repaid in full. See "Item 10. Additional Information - C. Material
Contracts - Agreement with Our Bank Lenders." Norfet, a major shareholder of the
Company which receives management fees from the Company, consented to the inclusion of this provision in the Company's agreement with its bank lenders.
Accordingly, Norfet has effectively waived the management fees owed to it, as of the date on which the loans were granted to the Company and until the date on which all the loans are repaid in full. In addition, on April 7, 2010, Norfet notified us that it waives the $190,000 unpaid management fees that were then due to Norfet.

     EMPLOYMENT AGREEMENTS

     CHAIRMAN OF THE BOARD OF DIRECTORS

     Mr. Tiberg began serving as Chairman of the Company's Board of Directors on
July 5, 2010. Mr. Tiberg is to provide management services to the Company pursuant to a Services Agreement between the Company and A. Tiberg Counselors
Ltd., a private company wholly owned by Mr. Tiberg and his wife Mrs. D. Tiberg
(the "AGREEMENT"). The Agreement has been approved by the Company's Audit
Committee and Board of Directors and will be effective retroactively as of July
5, 2010, upon approval by the Company's shareholders. The material terms of the
Agreement are described below.

     MONTHLY FEE; EXPENSES. The Company will pay A. Tiberg Counselors Ltd. a monthly fee of US $11,000, at their NIS value on the date of payment, plus VAT
(the "Compensation"). The Compensation includes payment for transportation expenses in Israel. A. Tiberg Counselors Ltd. will be entitled to a reimbursement of all expenses incurred in connection with Mr. Tiberg's position, whether in Israel or abroad, including but not limited to board and lodging, hospitality and similar items, according to the Company's policy.

     OPTIONS. According to the Agreement, the Company is to grant Mr. Tiberg options to purchase 47,605 Ordinary Shares (the: "Options"). The Options are to
vest over a period of three (3) years commencing July 5, 2010 - one-third upon the completion of 12 months, one-third upon completion of 24 months and one-third upon completion of 36 months, assuming, in each case that the
Agreement is in full force and effect at the end of the prescribed vesting periods. The exercise price of the Options will be agreed upon by the parties no later than by the end of the year 2010, at which point the grant of the Options will be brought to the approval of the Company's Audit Committee, Board of
Directors and shareholders.

     INSURANCE AND INDEMNIFICATION. Mr. Tiberg will be included in the Company's
Directors' and Officers' liability insurance policy in connection with the services rendered under the Agreement.

     CONFIDENTIALITY; NON-COMPETE. The Agreement includes a commitment to non-disclosure and non-compete of any information related to the Company.

     TERM/TERMINATION. The term of the agreement is for an unlimited period beginning on July 5, 2010, subject to shareholder approval. Each party may terminate the Agreement immediately upon written notice.

          FORMER CHAIRMAN OF THE BOARD OF DIRECTORS

     Mr. Gelbard began rendering his services to the Company on December 27,
2007 as Active Chairman of the Company's Board of Directors until July 5, 2010.
Mr. Gelbard provided management services to the Company as an independent contractor pursuant to a Services Agreement between the Company and Mr. Gelbard
(the "AGREEMENT"), the material terms of which are described below.

     THE SERVICES. Under the Agreement, Mr. Gelbard was to be an active partner and to assist in the formulation and execution of the long term and short term policies of the Company, including the advancement of the business of the
Company. Mr. Gelbard was to contribute of his experience and capabilities, as much as would be required, for the providence of the Services to the Company and its subsidiaries. The Agreement did not include a fixed hour requirement and the amount of hours actually dedicated by Mr. Gelbard to the position was not monitored by the Company.

     MONTHLY FEE; EXPENSES. The Company paid Mr. Gelbard a monthly fee of NIS
60,000 (the "MONTHLY FEE"), subject to increases at the end of each fiscal quarter in accordance with increases in the Israeli consumer price index since
December 15, 2007 (the "INCREASED MONTHLY FEE"), in each case plus VAT. This compensation was to constitute the total compensation due to Mr. Gelbard under the Agreement and included the consideration for any social and fringe benefits to which Mr. Gelbard was entitled. Mr. Gelbard was entitled to a reimbursement of all expenses incurred in connection with his position, whether in Israel or abroad, including but not limited to car expenses, board and lodging, hospitality and similar items, according to the Company's policy. Following the
15% reduction of the salary of the Company's officers beginning in December
2008, the monthly fee paid by the Company to Mr. Gelbard (linked to the Israeli
Consumer Prices Index published on October 15, 2009) was NIS 55,043.

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

     INSURANCE AND INDEMNIFICATION. Mr. Gelbard was included in the Company's
Directors' and Officers' liability insurance policy in connection with the services rendered under the Agreement. The Company also provided Mr. Gelbard with an indemnification letter in the form previously approved by the Company's shareholders.

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

     OTHER SERVICES. Mr. Gelbard was permitted to engage in other activities as long as they did not interfere with his obligations to the Company or cause a conflict of interest. In the event Mr. Gelbard was interested in serving as chairman of the board of directors of a company other than Tefron (during the period covered by his agreement with the Company), he was required to submit a written notice to the Company within a reasonable period of time prior to his appointment.

     TERM/TERMINATION. The term of the agreement was initially for 12 months commencing December 27, 2007 (the "INITIAL PERIOD"). To the extent the parties do not provide a termination notice, and to the extent the Agreement is not terminated for cause, the Agreement will then be extended automatically for an additional unlimited term (the "EXTENDED PERIOD"). During the Extended Period, each party may terminate the Agreement upon ninety (90) days prior written notice (such 90-day period, the "NOTICE PERIOD"). The Company has a right to terminate the Agreement immediately for cause, which includes among others, a material breach by Mr. Gelbard of his confidentiality undertaking and/or duty of loyalty to the Company and/or a breach by Mr. Gelbard of a fundamental term of the Agreement that can be cured, but which is not cured within 14 days of demand to do so.

     CHIEF EXECUTIVE OFFICER

     Mr. Amit Meridor was appointed Chief Executive Officer of the Company effective as of January 21, 2010. Under the terms of his employment agreement,
Mr. Meridor is entitled to a monthly gross salary of NIS 80,000 subject to annual increases in accordance with increases in the Israeli consumer price index since January 1, 2010, as well as an annual bonus up to six monthly salaries, subject to the achievement of objectives to be defined by the Board of
Directors based on Company performance during the year and Mr. Meridor's contribution to such performance. As of June 15, 2010, the Company's board of directors had yet to determine such targets. Mr. Meridor is eligible for social benefits as set forth in the agreement, and for reimbursement of various expenses.

     The agreement is for an unspecified term, and each of the parties may terminate the employment agreement by providing 90 days' advance written notice to the other party. Should the Company terminate employment of Mr. Meridor not for cause, or Mr. Meridor terminates the agreement for cause, Mr. Meridor would also be entitled to an adjustment period of 270 days during which he would be entitled to receive all benefits conferred on him under the agreement.

     In accordance with the employment agreement, the Company allotted to Mr.
Meridor options exercisable for 100,000 Company ordinary shares, under the
Company Share Option Plan, at an exercise price of $3.8 per share. The options vest in three equal installments - on January 17, 2011, January 17, 2012 and
January 17, 2013.

     Mr. Meridor committed to non-disclosure for an unlimited duration and to a non-competition provision with the Company for a 12-month period after termination of his employment.

     FORMER CHIEF EXECUTIVE OFFICER

     Mr. Adi Livneh resigned from his position as the Company's CEO, effective as of December 31, 2009. The termination arrangement with Mr. Livneh includes a severance payment in the aggregate amount of approximately $31,000 and a waiver by Mr. Livneh of social benefits, vacation payment and reimbursement of other expenses due to him in the aggregate amount of approximately $46,000.

     Under the terms of our management services agreement with Mr. Adi Livneh,
Mr. Livneh was entitled to a monthly gross salary of NIS 90,000 subject to increases in accordance with increases in the Israeli consumer price index beginning on September 15, 2008 as well as to an annual bonus, subject to the achievement of objectives that were to be defined by the Board of Directors, of up to six annual salaries, or of 2% of the Company's annual net income after deduction of carry-forward loss starting in 2009, whichever is higher. Mr.
Livneh did not receive a bonus during his period of employment with the Company.
In addition, Mr. Livneh was eligible for social benefits as set forth in the agreement, and for reimbursement of various expenses

     In accordance with the employment agreement, the Company allotted to Mr.
Livneh options exercisable for 30,000 Company ordinary shares, in accordance with the Company Share Option Plan, at an exercise price of $40 per share. The options were to vest in three equal installments, the first on September 1, 2009 and the second and third vesting on September 1, 2010 and 2011, respectively.
The fair value of the aforementioned options was calculated using the Black &
Scholes option pricing model. As of the date of Mr. Livneh's resignation, 10,000 options were vested, and their exercise period expires on March 31, 2010.

     Mr. Livneh committed to non-disclosure for an unlimited duration, to grant to the Company ownership of inventions and creations achieved during his employment by the Company and to a non-competition provision with the Company for a 12-month period after termination of his employment.

     6C.Board Practices

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

     Pursuant to a recent amendment to the Israeli Companies Law, 1999, one may not be elected and may not serve as a director of a public company if (s)he does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his/her duties as a director in the company, taking into consideration, among other things, the special needs and size of the company. In addition, a public company may convene an annual general meeting of shareholders to elect a director, and may elect such director, only if prior to such shareholders meeting, the nominee declares, among other things, that (s)he possess all of the required qualifications to serve as a director
(and lists such qualifications in such declaration) and that (s)he has the ability to dedicate an appropriate amount of time for the performance of his/her duties as a director of the company. The above requirements do not apply to directors appointed prior to September 29, 2008.

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

6D. EMPLOYEES

     At December 31, 2009, we employed 1,038 employees in Israel of whom 678 were salaried employees and 360 were hourly wage employees. At December 31,
2009, we employed 47 employees in the United States through our subsidiary,
Tefron USA, of whom 16 were salaried employees and 31 were hourly wage employees. At December 31, 2009, El-masira employed 657 employees in Jordan all of whom were hourly wage employees, and our subsidiary, Tefron UK, had one employee in the U.K. and one subcontractor and Macro had 41 employees in China and Hong Kong.

     At December 31, 2008, we employed 1,149 employees in Israel of whom 545 were salaried employees and 604 were hourly wage employees. At December 31,
2008, we employed 22 employees in the United States through our subsidiary,
Tefron USA, of whom 15 were salaried employees and 7 were hourly wage employees.
At December 31, 2008, El-masira employed 1,018 employees in Jordan all of whom were salaried employees, and our subsidiary, Tefron UK, had one employee in the
U.K. and one subcontractor and Macro had 45 employees in China and Hong Kong.

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

     Certain collective bargaining agreements between the Histadrut (General
Federation of Labor in Israel) and the Coordination Bureau of Economic
Organizations (including the Industrialists' Association of Israel, or the
Association) are applicable to our employees in Israel. In addition, a collective bargaining agreement relating to members of the Association, which governs employee relations in the textile and clothing industry, applies to most of our employees in Israel. These agreements concern, among other things, the maximum length of the work day and the work week, minimum wages, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees and other conditions of employment. Furthermore, pursuant to certain provisions of such agreements, the wages of most of our employees are automatically adjusted in accordance with cost-of-living adjustments, as determined on a nationwide basis and pursuant to agreements with the Histadrut based on changes in the CPI. The amounts and frequency of such adjustments are modified from time to time.

     Israeli law generally requires the payment by employers of severance pay upon the retirement or death of an employee or upon termination of employment by the employer or, in certain circumstances, by the employee. We currently fund, according to the applicable law, most of our ongoing severance obligations by making monthly payments to pension funds, employee accounts in a provident fund and insurance policies In addition, according to the National Insurance Law,
Israeli employees and employers are required to pay specified amounts to the
National Insurance Institute, which is similar to the U.S. Social Security
Administration. Since January 1, 1995, such amounts also include payments for national health insurance payable by employees. A majority of our permanent employees in Israel are covered by general and/or individual life and pension insurance policies providing customary benefits to employees, including retirement and severance benefits.

     SALARY REDUCTION

     As a result of the economic crisis and our financial results we have decided to reduce the salary of our employees as of December 3, 2008. The rate of reduction in salary varies between 5% and 15%, in accordance with the employee's level of salary, such that the higher the employee's original salary was, the higher the rate of reduction, and in the event that an employee's gross monthly salary is less than NIS 5,000, no such reduction applies. Pursuant to the notice delivered to the employees, the reduction in salary will remain in effect until December 31, 2010. Pursuant to the decision of the Company, an employee who chooses to resign at any time during the period in which such employee is paid a reduced salary shall be entitled to receive severance pay as if he had been fired by the company.

6E. SHARE OWNERSHIP

     As of July 1, 2010, the following directors and senior managers beneficially held the number of Ordinary Shares set forth in the table below.
The information in this table is based on 3,173,642 (excluding 99,740 shares held by our wholly owned subsidiary) Ordinary Shares outstanding as of July 1,
2010. The number of Ordinary Shares beneficially owned by a person includes
Ordinary Shares subject to options held by that person that were currently exercisable at, or exercisable within 60 days of, July 1, 2010. The Ordinary
Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options but are not treated as if they were outstanding for the purposes of computing the percentage ownership outstanding for any other person. Except as disclosed below, to our knowledge, none of the directors, officers or key executives listed in the Directors and Senior Management table appearing in Item
6 above beneficially owns any Ordinary Shares.

                                                                                 % OF ORDINARY
                                                              NUMBER OF              SHARES
NAME                                                       ORDINARY SHARES        OUTSTANDING**
--------------------------------                           ---------------        -------------

Arnon Tiberg                                                             -                    -
Yacov Gelbard                                                       81,540                2.56%
Ishay Davidi                                                       612,399(1)             19.3%
Meir Shamir                                                        610,432(2)            19.24%
Avi Zigelman                                                             -                    -
Shirith Kasher                                                           -                    -
Yacov Elinav                                                             -                    -
Eli Admoni                                                               -                    -
Zvi Limon                                                          173,038(3)             5.45%
Amit Meridor                                                             -                    -
Eran Rotem                                                               *                    *
Amit Tal                                                                 *                    *
Orna Goldner-Marom                                                       -                    -
Alon Shadmi                                                              *                    *
Meir Kupershmidt                                                         -                    -

Directors and senior managers as a group (14 persons)            1,200,450(4)            34.36%

---------------

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
(ii) 1,967 Ordinary Shares held by FIMI, which Mr. Ishay Davidi may be deemed to beneficially own in accordance with the above mentioned; and (ii) 149,124
Ordinary Shares held by Ta-Top Limited Partnership, which Mr. Ishay Davidi may be deemed to beneficially own since he serves as CEO of FIMI 2001 Ltd, which controls FIMI Israel Opportunity Fund L.P. and FIMI Opportunity Fund L.P., which hold the partnership interests in Ta-Top Limited Partnership.

(2) Consists of (i) 461,308 Ordinary Shares held by Norfet, which Mr. Shamir may be deemed to beneficially own due to his 34.15% interest in Mivtah-Shamir, which held an approximately 42.29% interest in Norfet as of June 15, 2010; and (ii)
149,124 Ordinary Shares held by Mivtach-Shamir, which Mr. Shamir may be deemed to beneficially own in accordance with the above mentioned.

(3) Consists of (i) 173,038 Ordinary Shares held by Rimon Investment Master
Fund, LP ("Rimon"), which Mr. Zvi Limon may be deemed to beneficially own under the U.S. securities laws since he serves as a partner in the management company of Rimon.

(4) Consists of (i) 461,308 Ordinary Shares held by Norfet, which Mr. Ishay
Davidi may be deemed to beneficially own under U.S. securities laws since he serves as CEO of FIMI 2001 Ltd., which controls the general partner and one of the limited partners of Norfet and which Mr. Meir Shamir may be deemed to beneficially own under U.S. securities laws due to his 34.15% interest in
Mivtah-Shamir, which held an approximately 42.29% interest in Norfet as of June
1, 2010; (ii) 1,967 Ordinary Shares held by FIMI which Mr. Ishay Davidi may be deemed to beneficially own under U.S. securities laws since he serves as CEO of
FIMI 2001 Ltd., which controls the general partner and one of the limited partners of Norfet; (iii) 149,124 Ordinary Shares held by Ta-Top Limited
Partnership, which Mr. Ishay Davidi may be deemed to beneficially own since he serves as CEO of FIMI 2001 Ltd, which controls FIMI Israel Opportunity Fund L.P.
and FIMI Opportunity Fund L.P., which hold the partnership interests in Ta-Top
Limited Partnership; (iv) 149,124 Ordinary Shares held by Mivtach-Shamir, which
Mr. Shamir may be deemed to beneficially own in accordance with the above mentioned; (v) 173,038 Ordinary Shares held by Rimon which Mr. Zvi Limon may be deemed to beneficially own under U.S. securities laws since he serves as a partner in the management company of Rimon; (vi) 81,540 Ordinary Shares held by
Mr. Yacov Gelbard; and (vii) 120 Ordinary Shares held by one executive; and
(viii) options to purchase 320,229 Ordinary Shares. The exercise prices of these options range from $3.8 to $15 per share. These options will expire between 2010 and 2020.

SHARE OPTION PLAN

     In September 1997, we adopted the Tefron Ltd. 1997 Share Option Plan to enable us to attract and retain qualified persons as employees, consultants and directors and to motivate such persons with an equity participation in us.

     GENERAL

     The Share Option Plan authorizes the issuance of options to purchase
621,232 Ordinary Shares. As of June 15, 2010, options to purchase 284,229
Ordinary Shares had been granted to our senior managers, directors and employees, of which 271,000 options had been granted to our senior managers and directors as a group. These numbers do not include options that were cancelled or expired. Upon the occurrence of any Ordinary Share split, reverse Ordinary
Share split, recapitalization or rights offerings or other substantially similar corporate transaction or event, we shall make such equitable changes or adjustments necessary to the number of shares subject to each outstanding option in order to prevent dilution or enlargement of the optionees' rights. Options granted to our employees shall be issued to a trustee nominated by the Board of
Directors, which trustee shall hold the options, and any Ordinary Shares issued upon exercise thereof, for the benefit of the optionees for two years from the date of the grant. In 2008, the exercise prices of the options that were outstanding but had neither vested nor were exercisable in light of Section 102 of the Israeli Income Tax Ordinance [New Version] 1961 at the time of the distributions of our dividends were reduced in an amount equal to the dividends paid per share in such distributions.

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

     The following table sets forth the number of our Ordinary Shares owned by any person known to us to be the beneficial owner of 5% or more of our Ordinary
Shares as of June 15, 2010. The information in this table is based on 3,173,642
Ordinary Shares outstanding as of such date (excluding 99,740 shares held by our wholly owned subsidiary). The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were currently exercisable at, or exercisable within 60 days of, June 15, 2010. The
Ordinary Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options but are not treated as if they were outstanding for the purposes of computing the percentage ownership outstanding for any other person.
None of the holders of the Ordinary Shares listed in this table have voting rights different from other holders of the Ordinary Shares.

NAME                                        NUMBER OF SHARES OWNED       PERCENT OF ORDINARY SHARES*
----                                        ----------------------       ---------------------------

Norfet, Limited Partnership                                461,308(1)                         14.54%
c/o Fimi 2001 Ltd.
"Rubinstein House"
37 Begin Rd.
Tel Aviv, Israel

FIMI 2001 Ltd.                                             612,399(1)(2)                      19.30%

Mivtach Shamir Holdings, Ltd.                              610,432(1)(3)                      19.24%

Analyst I.M.S. Investment Management Services Ltd.         221,777(4)                          6.95%
Alrov Tower
46 Rothschild Blvd.
Tel Aviv 66883

*    Does not take into account 99,740 Ordinary Shares held by a wholly-owned subsidiary of the Company.

     (1)  Norfet L.P is an Israeli partnership. As of June 15, 2010, 7.76% of
          Norfet was held by FIMI Opportunity Fund, LP, approximately 40.15% of
          Norfet was held by FIMI Israel Opportunity Fund, Limited Partnership, approximately 42.29% was held by Mivtach Shamir Holdings Ltd., approximately 6.06% was held by Yashir Provident Funds Ltd.

          Pursuant to Rule 13d-5, (i) Mr. Ishay Davidi, a director of the
          Company, may be deemed to beneficially own the shares held by Norfet due to his position as CEO of FIMI 2001 Ltd., which is the managing general partner of each of FIMI Israel Opportunity Fund, Limited
          Partnership and FIMI Opportunity Fund, L.P. and (ii) Mr. Meir Shamir,
          a director of the Company, may be deemed to beneficially own the shares held by Norfet due to his 34.15% interest in Mivtach Shamir
          Holdings, Ltd. ("Mivtach-Shamir").

          In addition, each of FIMI 2001 Ltd. and Mivtach-Shamir may be deemed to beneficially own the shares held by Norfet due to the fact that, to the best of the Company's knowledge, FIMI 2001 Ltd. and Mivtach-Shamir share joint control of N.D.M.S. Ltd., which is the general partner of
          Norfet and holds the sole management, operation and control of Norfet pursuant to a limited partnership agreement between N.D.M.S. Ltd. and the limited partners of Norfet.

     (2)  As described in footnote (1) above, FIMI 2001 Ltd. may be deemed to beneficially own all of the 461,308 Ordinary Shares held directly by
          Norfet. FIMI 2001 Ltd. may also be deemed to beneficially own (i)
          149,124 shares held by Ta-Top, Limited Partnership, due to FIMI 2001
          Ltd.'s position as the managing general partner of FIMI Delaware, which is the sole shareholder of TA-TEK Ltd., the general partner of
          Ta-Top, Limited Partnership and (ii) 1,967 shares held directly by
          FIMI Opportunity Fund Limited Partnership and FIMI Israel Opportunity
          Fund Limited Partnership, due to FIMI 2001 Ltd.'s position as general partner of these partnerships. Mr. Ishay Davidi, a director of the
          Company, may be deemed to beneficially own the shares held by FIMI
          2001 Ltd. due to his position as CEO of FIMI 2001.

     (3)  Mivtach Shamir Holdings, Ltd. is an Israeli public company traded on the Tel Aviv Stock Exchange. Mivtach-Shamir's largest shareholder is
          Mr. Meir Shamir, who, as of June 15, 2010, held 34.15% of
          Mivtach-Shamir. Mivtach-Shamir directly owns 149,124 Ordinary Shares.
          In addition, as described in footnote (1) above, Mivtach-Shamir may be deemed to beneficially own all of the 461,308 Ordinary Shares held directly by Norfet. Mr. Meir Shamir, a director of the Company, may be deemed to beneficially own the shares held by Mivtach-Shamir due to his 34.15% interest in Mivtach-Shamir.

     (4)  Analyst I.M.S. Investment Management Services Ltd. is an Israeli
          public company traded on the Tel Aviv Stock Exchange ("Analyst"). As of June 15, 2010, 33.04% of Analyst was held by Mr. Ehud Shiloni,
          33.04% was held by Mr. Shmuel Lev and 6.1% was held by D.S. Apex
          Holdings Ltd. Analyst's holdings consist of (i) 213,645 Ordinary
          Shares held by Analyst I.M.S. Investment Management Services (1986)
          Ltd. and (ii) 8,132 Ordinary Shares held by Analyst Provident Funds
          Ltd. As of June 15, 2010, Analyst held 99% of Analyst I.M.S.
          Investment Management Services (1986) Ltd. and 99% of Analyst
          Provident Funds Ltd.

     The percentage ownership in the Ordinary Shares of Norfet, FIMI 2001 Ltd.
and Mivtach-Shamir as a group is approximately 24% as of June 15, 2010. All of the Ordinary Shares held by Norfet are pledged in favor of two Israeli bank institutions.

     At June 15, 2010, there were 82 holders of Ordinary Shares of record registered with a United States mailing address, including banks, brokers and nominees. These holders of record represented approximately 46.76% of the total outstanding Ordinary Shares (excluding 99,740 shares held by our wholly owned subsidiary). Because these holders of record include banks, brokers and nominees, the beneficial owners of these Ordinary Shares may include persons who reside outside the United States.

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

RELATIONSHIPS AND TRANSACTIONS WITH NORFET AND ITS SHAREHOLDERS

     As of June 15, 2010, Norfet owned 461,308 Ordinary Shares, which represented approximately 14.54% of Tefron's outstanding Ordinary Shares
(excluding 99,740 shares held by Tefron's wholly owned subsidiary).
Substantially all of Norfet is owned by (i) N.D.M.S. Ltd., a company wholly owned by FIMI Opportunity Fund L.P., (ii) FIMI Israel Opportunity Fund, Limited
Partnership and (iii) Mivtach Shamir Holdings Ltd. and (iv) Yashir Provident
Funds Ltd..

     Pursuant to a Share Purchase Agreement, dated February 17, 2004, we issued to Norfet in April 2004, 352,941 Ordinary Shares for a base price of $42.5 per share and a base aggregate consideration of $15 million. Norfet also acquired an additional 136,500 of our Ordinary Shares in the aggregate from Arwol and
Macpell pursuant to a separate agreement. Immediately following the closing of these agreements, Norfet held 489,441, or approximately 28.8% of our outstanding share capital, without taking into account our Ordinary Shares held by our wholly-owned subsidiary. In April 2005, due to a purchase price adjustment agreed to with Norfet instead of the purchase price adjustment mechanism agreed to in the Share Purchase Agreement, we issued to Norfet an additional 66,176
Ordinary Shares, and Arwol transferred 10,690 additional Ordinary Shares to
Norfet.

     Under the Share Purchase Agreement, we also agreed to pay Norfet a management fee of approximately $172,000 plus VAT per annum until our first annual meeting in 2005 (which took place on June 28, 2005), and $120,000 plus
VAT thereafter. On March 2, 2010 we signed an agreement with our bank lenders which, among other things, establishes new financial covenants and undertakings for 2010, including our undertaking not to distribute any dividends or pay management fees and/or any other payment to our shareholders until the loans provided by our bank lenders have been repaid in full. See "Item 10. Additional
Information - 10C. Material Contracts - Agreement with Our Bank Lenders."
Norfet, our major shareholder, consented to the inclusion of this provision in the agreement with our bank lenders, and accordingly, Norfet has effectively waived the management fees owed to it from the date on which the loans were granted to the Company and until the date on which all the loans are repaid in full. In addition, on April 7, 2010, Norfet notified us that it waives the
$190,000 unpaid management fees that were then due to Norfet.

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

     Please see "Item 10. Additional Information- 10C. Material Contracts -
Norfet Agreements" for a more complete description of these agreements.

     On March 31, 2009, our board of directors approved an agreement with Orian
S.M. Ltd. (formerly known as Orian Agish Ltd.) ("Orian") for freight and delivery services. FIMI Israel Opportunity Fund Limited Partnership and FIMI
Opportunity Fund L.P. are interested parties in Orian. Our Director, Yishai
Davidi, serves as senior partner of FIMI Israel Opportunity Fund, Limited
Partnership and FIMI Opportunity Fund, L.P. Mr. Davidi also serves as CEO of
FIMI 2001 Ltd., which controls the general partner of Norfet, one of the Norfet limited partners (which is managed by FIMI 2001 Ltd.) as well as the other
Norfet limited partners by virtue of an irrevocable power of attorney. As of
June 15, 2010, Norfet and related parties held 24% of our shares. The agreement with Orian will be reviewed quarterly by the Company's Audit Committee and the
Board of Directors.

     On March 28, 2010, we issued 149,124 ordinary shares, at a price per share of $3.8, to each of Mivtach Shamir Holdings Ltd. (one of the partners in Norfet)
and Ta-Top Limited Partnership (a partnership under the control of FIMI 2001,
Ltd.) in a private placement, resulting in aggregate gross proceeds of approximately $1.1 million. The private placement was part of a transaction to raise capital in connection with an agreement with our bank lenders, which combined both a rights offering to all of our shareholders and a private placement to Norfet (or whoever acts on its behalf) in which Norfet (or whoever acts on its behalf) agreed to invest in Tefron the difference between $4 million and the amount raised in the rights offering. See "Item 10. Additional
Information - 10C. Material Contracts - Private Placement to Norfet."

7C.  INTERESTS OF EXPERTS AND COUNSEL.

     Not Applicable.

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

     See Item 18.

LEGAL PROCEEDINGS

     CLAIMS RELATING TO A FORMER EMPLOYEE'S IMPRISONMENT IN EGYPT

     On November 15, 2006, a former employee of the Company filed law suits against the Company and three of its former or current directors, with the
Israeli District Court and the Israeli Labor Law Court, seeking damages in the amount of approximately $2 million plus non-specified bodily damages, due to damages allegedly incurred by him as a result of his imprisonment in Egypt. The
Company believes that these law suits are without merit. As of June 15, 2010, the claim is at the evidence stage and the next court hearing has been set for
December 2010.

     CLAIMS RELATING TO TERMINATION OF EMPLOYMENT OF FORMER GENERAL MANAGER OF
MACRO

     On September 3, 2009, Mr. Ron Grundland, the former general manager of the
Company's wholly owned subsidiary, Macro, and the Peles Institute for Automatic
Balances Ltd., a corporation wholly owned by Mr. Ron Grundland and his wife,
Smadar Grundland, through which Mr. Ron Grundland provided management services to Macro (the "Management Company"), filed a lawsuit against the Company and
Macro for pecuniary losses of NIS 1,663,000 allegedly resulting from the unilateral termination by Mr. Grundland of a management services agreement between Macro and the Management Company on July 7, 2009. The parties have filed their arguments and as of the date of this Annual Report, the parties are in negotiations for a settlement.

     In connection with the abovementioned claim, on December 10, 2009, the court issued a temporary order for attachment against the Company and Macro in an amount of up to NIS 1,663,000 (the amount of the claim), following an application, ex parte, filed by Mr. Grundland and the Management Company for temporary attachment of funds and rights due to Macro and the Company from four customers. On January 13, 2010, the parties reached a settlement pursuant to which the temporary order of attachment was cancelled and, in exchange, the
Company deposited deferred checks with Mr. Grundland's legal counsel to guarantee payment of the verdict and legal expenses in the event that the final verdict is in favor of Mr. Grundland.

     ARBITRATION PROCEEDINGS RELATING TO ALLEGED UNLAWFUL TERMINATION OF AN
EMPLOYEE

     On June 4, 2009, we signed an arbitration agreement with a former employee,
Mr. Reuven Hason, in connection with his claims regarding the circumstances of his termination. An arbitrator was appointed to arbitrate the claims. On
September 1, 2009, Mr. Hason filed a claim against the Company for unlawful termination in an amount of approximately NIS 751,000, plus additional amounts for pain and suffering and salary payments due to him. The parties agreed not to hold evidential hearings in connection with the arbitration and instead to hold mediation meetings to examine the possibility of reaching a settlement. As of
June 15, 2010, the mediation process is still ongoing.

     APPOINTMENT OF SPECIAL COMMITTEE TO ADDRESS ALLEGATIONS OF FORMER DIRECTOR

     On May 28, 2009 the Company appointed a special committee to investigate certain allegations made by Mr. Micha Korman, a former director of the Company, concerning management's projections for the budget for the year 2009 and the communication between management and the Company's board of directors. On
September 15, 2009 the company announced the findings of the special committee.
The special committee concluded that management's assessments as presented to the Board of Directors were reasonable and were based on reasonable data.
Nevertheless, the special committee recommended that, in the future, when presenting the annual budget to the board of directors for approval, management should present the range of projections that management considered in preparing the budget and address the differences between such projections. In addition, the special committee recommended that the Company's Board of Directors establish a policy for conveying information from management to the members of the Board of Directors (which would address, among other things, the manner in which the information is transferred, the timing for transfer of information and the type of information to be transferred), including updating members of the
Board of Directors on an ongoing basis of any material changes that occurred in the condition of the Company.

     DIVIDEND POLICY

     Although we have no established dividend policy, in the past we have distributed dividends to our shareholders from our accumulated earnings. In
2006, we twice declared and paid dividends of approximately $5 million each, in
2007, we did not declare any dividends and in May 2008, we declared and paid a dividend of $8 million. In 2009 we did not declare any dividends and as of
December 31, 2009, we had no accumulated earnings for distribution. We may distribute dividends in the future if our Board of Directors so determines and there are sufficient accumulated earnings in accordance with applicable law. On
March 2, 2010 we signed an agreement with our bank lenders which, among other things, establishes new financial covenants and undertakings for 2010, including our undertaking not to distribute any dividends or pay management fees and/or any other payment to our shareholders until the loans provided by our bank lenders have been repaid in full. See Item 10. Additional Information - C.
Material Contracts - Agreement with Our Bank Lenders.

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
January 22, 2009.

     As reported on the NYSE and the OTCBB, the annual high and low sales prices for our Ordinary Shares were as follows:

                                HIGH          LOW
                              ---------    ---------

2005                          $    87.5    $    38.4
2006                          $   130.5    $    83.0
2007                          $   109.5    $    40.5
2008                          $    56.5    $     2.5
2009                          $    6.35    $     2.2

     As reported on the NYSE and the OTCBB, the quarterly high and low sales prices for our Ordinary Shares for the last two years were as follows:

                   2008          HIGH         LOW
                   ----       ---------    ---------
First quarter                 $    56.5    $    29.4
Second quarter                $    39.4    $    21.4
Third quarter                 $    23.3    $    17.1
Fourth quarter                $    19.9    $     2.5
                   2009
                   ----
First quarter                 $     4.0    $     2.2
Second quarter                $     4.4    $     3.2
Third quarter                 $     6.1    $     3.5
Fourth quarter                $    6.35    $     2.7
                   2010
                   ----
First quarter                 $     4.6    $     3.5
Second quarter                $     4.0    $     1.5

     As reported on the NYSE and on the OTC, the monthly high and low sales prices for our Ordinary Shares for the lastix months were as follows:

                   2010
                   ----
January                       $     4.6    $     3.5
February                      $     4.4    $     3.9
March                         $     4.3    $     3.8
April                         $     4.0    $     3.8
May                           $     3.4    $     2.0
June                          $     2.0    $     1.5
July (through July 12, 2010)  $     1.8    $     1.5

     Our Ordinary Shares have been traded on the TASE since September 28, 2005 under the symbol "TFRN".

     As reported on the TASE, the annual high and low sales prices for our
Ordinary Shares were as follows:

                                HIGH          LOW
                              ---------    ---------

2007                          NIS 463.3    NIS 165.6
2008                          NIS 205.0    NIS  12.0
2009                          NIS  12.1    NIS  25.5

     As reported on the TASE, the quarterly high and low sales prices for our
Ordinary Shares for the last two years were as follows:

                    2008        HIGH          LOW
                    ----      ---------    ---------
First quarter                 NIS 205.0    NIS 104.1
Second quarter                NIS 148.5    NIS  81.4
Third quarter                 NIS  87.9    NIS  60.3
Fourth quarter                NIS  60.3    NIS  12.0
                    2009
                    ----
First quarter                 NIS  16.3    NIS  12.1
Second quarter                NIS  19.8    NIS  13.4
Third quarter                 NIS  25.5    NIS  13.4
Fourth quarter                NIS  21.9    NIS  10.5
                    2010
                    ----
First quarter                 NIS 16.27    NIS 12.91
Second quarter                NIS 15.09    NIS   5.6

     As reported on the TASE, the monthly high and low sales price for our
Ordinary Shares for the last six months were as follows:

                    2010
                    ----
January                       NIS  15.2     NIS 12.9
February                      NIS  15.3     NIS 14.2
March                         NIS  16.3     NIS 14.3
April                         NIS  15.1     NIS 13.5
May                           NIS  13.6     NIS  6.5
June                          NIS   6.8     NIS  5.6
July (through July 12, 2010)  NIS   7.2     NIS  5.2

     On September 8, 1998, we announced our intention to repurchase through a stock repurchase program up to one million of our outstanding Ordinary Shares.
As of July 12, 2010, we had repurchased and hold in our treasury 99,740 Ordinary
Shares.

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

     AGREEMENT WITH OUR BANK LENDERS

     On March 2, 2010, we and our subsidiaries, Hi-Tex and Macro (collectively, the "Companies") signed an agreement with our bank lenders, Bank Leumi L'Israel
Ltd. - 51.3% (b) Bank HaPoalim Ltd. - 23.8%; (c) Israel Discount Bank Ltd. (the
"Agreement"), which among other things, provides for a re-organization of our and our subsidiaries' credit lines with the banks. Pursuant to the agreement, during March 2010, we raised an aggregate $4 million through the combination of a rights offering to our shareholders and a private placement to Ta-Top, Limited
Partnership and Mivtach-Shamir Holdings, Ltd. For information on the private placement, see " - Private Placement to Norfet's Shareholders".

     LOAN A

     Subject to the signing of documents in the standard form at each bank, the banks shall provide the Companies with a loan ("Loan A"), in an aggregate principal amount of $15 million.

     INTEREST - Loan A will bear annual interest at a rate to be agreed upon by us and our subsidiaries and each of the banks. The interest rate on Loan A is
LIBOR plus 2.85%. The interest on the unpaid balance of the Loan A shall be paid by the Companies in 40 (forty) consecutive quarterly installments, beginning on the last day of the third month from the date on which Loan A was provided.

     PRINCIPAL - Loan A is for a period of 120 months, and is repayable in three equal installments in the amount of $1.25 million each, at the end of each of the seventh, eighth and ninth years after the date on which Loan A was provided.
The balance of the Loan A principal, in the amount of $11.25 million shall be repaid at the end of the tenth year after the date the date on which Loan A was provided (the "Final Principal Payment of Loan A").

     Early Repayment of Loan A - the Companies will make early repayment of the unpaid balance of Loan A, in whole or in part, in the event of (i) a capital raising, in which case approximately 50% of the net consideration from the capital raising would be used for early repayment, (ii) the sale of assets not in the ordinary course of business, in which event the whole net consideration from the sale would be used for early repayment, or (iii) cash flow surplus of the Companies (EBITDA (as defined in the Agreement) minus interest costs and certain expenses) in a calendar year exceeds $8 million, 50% of the surplus exceeding $8 million would be used for early repayment.

     LOAN B

     Subject to the signing of documents in the standard form at any bank, the banks will provide the Companies with an additional loan in an aggregate principal amount of $5 million.

     INTEREST - Loan B will bear annual interest at a rate to be agreed upon by us and our subsidiaries and each of the banks. The interest rate on Loan B is
LIBOR plus 2.15%. The interest on the unpaid balance of the Loan B will be paid by the Companies in 24 (twenty four) consecutive quarterly installments, beginning on the last day of the third month from the date on which Loan B was provided.

     PRINCIPAL - Loan B is for a period of 72 months, and is repayable in four equal installments in the amount of $1.25 million each, at the end of each of the third, fourth, fifth and sixth years after the date on which Loan B was provided.

     Loan A and Loan B shall be used solely and exclusively to repay portions of the Companies' existing debts to each of the banks, divided among the banks according to the Determining Ratio.

     NEW SHORT-TERM CREDIT LINES (IN ADDITION TO LOANS A AND B)

     Subject to the signing of documents in the standard form at any bank, in place of the Company's existing credit lines (which will be cancelled) the banks will make available to the Companies new short-term credit lines (in addition to
Loans A and B) for the Companies' working capital, in an aggregate amount of
$8.95 million (the "New Credit Lines"). The New Credit Lines will be provided for a period not exceeding one year from the date on which the Agreement was signed. All the terms of repayment of the New Credit Lines, including the rates and types of interest on utilized credit in the framework of the New Credit
Lines and the date and method of payment of interest for the utilized credit in the framework of the New Credit Lines, will be determined between the Companies and any of the banks separately. The interest on the New Credit Lines is prime
+2.5% for NIS credit, and LIBOR +1.75% for dollar credit.

     INVESTMENT IN TEFRON'S EQUITY

     The Company undertook to complete a rights offering and/or private placement in which at least $4 million (minus related expenses actually paid to third parties in an amount not to exceed 6% of the amount raised by the Company
("Permitted Expenses")) was invested in the Company's equity by March 31, 2010
(the "Investment").

     Accordingly, in March 2010, the Company completed a rights offering to its shareholders and a private placement to Ta-Top, Limited Partnership and Mivtach
Shamir Holdings Ltd., in which the Company raised an aggregate amount of $4 million in proceeds, before deducting Permitted Expenses.

     ADDITIONAL CREDIT LINES

     Subject to the completion of the Investment, the banks will provide the
Companies, at their request, an additional $1.8 million short term credit line
(the "Additional Credit Line"). The Additional Credit Line will be provided for a period not exceeding one year from the date on which such credit was provided.
All the terms of repayment of the Additional Credit Line, including the rates and types of interest on utilized credit in the framework of the Additional
Credit Line and the date and method of payment of interest for the utilized credit in the framework of the Additional Credit Line, will be determined between the Companies and any of the banks separately.

     In addition, without derogating from the above, it was agreed, at the request of the Companies, that the banks will provide the Companies with part of the Additional Credit Line in an amount of up to $1.2 million prior to completion of the Investment, if FIMI 2001 Ltd. and Mivtach-Shamir (the
"Guarantors"), indirect interested parties in Norfet, would sign letters of continuing guarantee in favor of the banks for a total amount of $1.2 million, to secure all the debts and liabilities of the Companies to the banks (the
"Letters of Guarantee"). During March 2010, FIMI 2001 Ltd. and Mivtach-Shamir
signed the Letters of Guarantee, and the banks provided the Companies with a part of the Additional Credit Line in an amount of $1.2 million. The Letters of
Guarantee expired on March 28, 2010 following the completion of the rights offering and private placement.

     SECURITIES

     To secure payment of all the credit described above, the banks will use all of the securities which were created in the past and/or which will be created in the future in favor of the banks, which include, among other things, a first fixed lien for an unlimited amount on the share capital and the goodwill of the
Companies, and a first floating lien for an unlimited amount on the Companies'
plants and other assets.

     ADDITIONAL UNDERTAKINGS

     In addition to the securities and commitments in the Agreement, the
Companies undertook, among other things, (a) not to purchase, not to give financing to, and not to undertake to purchase or give financing for the purchase of shares of any of the Companies without the prior written consent of the banks; (b) not to pass any resolutions regarding voluntary liquidation, change in corporate structure or reorganization, merger, settlement or arrangement without receiving the prior written consent of the banks; (c) not to distribute any dividends or pay management fees and/or any other payment to our shareholders until Loan A and Loan B have been repaid in full; (d) to allot to the banks for no consideration 100,000 non negotiable and non transferable warrants, exercisable into 100,000 Ordinary Shares, for an exercise price of
$4.5 per share, during a period of 48 months from the date on which the
Agreement was signed. The Company undertook to allot the warrants not later than
April 15, 2010. As of June 15, 2010, the Company has not yet allotted the warrants to the banks.

     Financial covenants - the banks provided waivers for the Company's failure to meet its financial covenants in 2009 only. In addition, the Company undertook to meet at all times during 2010 all of the following financial covenants and undertakings:

          (1) the EBITDA of the Company will be positive according to the
     Company's 2010 consolidated financial statements (this financial covenant was amended by agreement with the bank lenders on July 11, 2010, requiring
     EBITDA of at least negative $2.1 million);

          (2) according to the quarterly and annually consolidated financial statements, (i) the Company's shareholders' equity will not be less than
     $35 million, (ii) the Company's total amount of cash balances, inventories and receivables will not be less than $33 million, and (iii) the balance of the Company's receivables will not be less than $9 million; and

          (3) the salary of the CEO and Chairman of the Board of Directors of the Companies will not exceed the salaries on the date of the Agreement plus linkage differences to the consumer price index.

     By November 30, 2010, the Companies and the banks will mutually agree as to additional financial covenants and undertakings, including regarding restrictions on salaries of officers in the Companies, which the Companies must meet beginning on January 1, 2011. Should such agreement not be reached by
November 30, 2011, the Companies must meet the financial covenants in effect prior to the date on which the Agreement was signed.

     PRIVATE PLACEMENT TO NORFET'S SHAREHOLDERS

     On March 28, 2010, we issued 149,124 Ordinary Shares, at a price per share of $3.8, to each of Mivtach Shamir Holdings Ltd. (one of the partners in Norfet)
and Ta-Top Limited Partnership (a partnership under the control of FIMI 2001,
Ltd.) in a private placement, resulting in aggregate gross proceeds of approximately $1.1 million. The private placement was part of a transaction to raise capital in connection with an agreement with our bank lenders, which combined both a rights offering to all of our shareholders and a private placement to Norfet (or whoever acts on its behalf), in which Norfet (or whoever acts on its behalf) agreed to invest in Tefron the difference between $4 million and the amount raised in the rights offering. For information on the agreement with our bank lenders, see " - Agreement with Our Bank Lenders" above.

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

     Upon occurrence of certain events of default, including default in the payment of the principal when due, we were able to demand principal amount and all accrued unpaid interest to be immediately due and payable. In addition, upon the default in the payment of the principal, we also have the right to convert the principal balance into common units of AlbaHealth at a price of approximately $274.20 per common unit (subject to adjustments for dividends and other distributions).

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

     Pursuant to the Amended Note, accrued and unpaid interest for the period
April 1, 2008 through September 30, 2009 was paid beginning July 2009 and until
October 2009. Beginning on October 1, 2009 (i) accrued interest was due and payable in consecutive quarterly installments until the Amended Note would be paid in full; and (ii) the principal balance under the Amended Note was due and payable in ten consecutive quarterly installments of $300,000 until the Amended
Note would be paid in full, with the final payment due on January 1, 2012. Prior to July 1, 2009, interest accrued on the outstanding balance at LIBOR plus 5%;
on and after July 1, 2009, interest is to accrued on the outstanding balance at
LIBOR plus 3%.

     On September 24, 2009, we signed an agreement with AlbaHealth for the early repayment by AlbaHealth of the Amended Note. Pursuant to the agreement,
AlbaHealth paid us $1,715,000 in settlement of AlbaHealth's payment obligations under the Amended Note, including accrued and unpaid interest due to us. As a result of the early repayment, we recorded a $1,285,000 capital loss in our financial statements for the year ended December 31, 2009. The total consideration that we received for the redemption of our membership interest in
AlbaHealth was approximately $11.75 million.

NORFET AGREEMENTS

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

     Under the Tefron Agreement, we recorded annual management fees to Norfet in the amount of $120,000. Beginning December 1, 2008, the management fees were reduced by 15% until the end of 2009. However, we have not actually paid Norfet any management fees since April 2008, and such unpaid fees amounted to $190,000, as of December 31, 2009. On March 2, 2010 we signed an agreement with our bank lenders which, among other things, included our undertaking not to distribute any dividends or pay management fees and/or any other payment to our shareholders until the loans provided by our bank lenders have been repaid in full. Norfet, our major shareholder, consented to the inclusion of this provision in the agreement with our bank lenders, and accordingly, Norfet has effectively waived the management fees owed to it, as of the date on which the loans were granted to the Company and until the date on which all the loans are repaid in full. For information regarding the terms of the loans, see "Agreement with Our Bank Lenders" above. On April 7, 2010 Norfet notified us that it waives the $190,000 unpaid management fees that were then due to Norfet.

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

     The Tefron Agreement, the Registration Rights Agreement, and all
transactions contemplated by such agreements to which Tefron is a party are collectively referred to as the "Norfet Agreements".

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

     Tefron's EBITDA for 2004 was $11.809 million and pursuant to an amendment to the Tefron Agreement signed on March 31, 2005 Tefron issued to Norfet an additional 66,176 Ordinary Shares, instead of the adjustment mechanism provided for in the Tefron Agreement.

     Under the terms of the Tefron Agreement, the issue price per share will be increased in the event that, during the three-year period following the closing of the Tefron Agreement and the Macpell Agreement, the Investor sells at least
20% of the total number of shares purchased on April 22, 2004 from Tefron and
Macpell and Arwol for cash or publicly traded securities (excluding publicly traded securities in connection with a merger or reorganization of Tefron), at an average price of at least $92.2 per share (after adjustments for dividends, share combinations and splits). The amount of the increase will be equal to the difference between the average sale price and the threshold of $92.2 (as so adjusted), provided that in any event, an upwards adjustment will be no more than $7.5 per each share. The amount of any increase is to be paid by the
Investor to Tefron on the third anniversary of the closing of the Tefron
Agreement and the Macpell Agreement. After thoroughly reviewing the facts related to the sale of shares by Norfet during the three years following the closing of the Tefron Agreement, we concluded that we are not entitled to an adjustment payment from Norfet under the terms described above.

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

TAXATION OF SHAREHOLDERS

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

     ISRAELI TAX CONSIDERATIONS. Capital gain tax is imposed on the disposal of capital assets by an Israeli resident, and on the disposal of such assets by a non-Israeli resident if those assets either (i) are located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation; or (iii)
represent, directly or indirectly, rights to assets located in Israel. The
Israeli Income Tax Ordinance distinguishes between "Real Gain" and the
"Inflationary Surplus". Real Gain is the excess of the total capital gain over
Inflationary Surplus computed generally on the basis of the increase in the
Israeli CPI between the date of purchase and the date of disposal.

     The real capital gain derived by a corporation generally will be subject to tax at the corporate tax rate of 25% in 2010, and at the reduced capital gains tax rate of 25% in 2009. Real capital gain derived from the sale of securities
(as defined in Section 6 of the Inflationary Adjustment Law) by a corporation that had been subject on August 10, 2005 to the provisions of Section 6 of the
Inflationary Adjustment Law, will be taxed at the corporate tax rate (26% in
2009 and 25% in 2010). The capital gain accrued by individuals on the sale of an asset purchased on or after January 1, 2003 will be taxed at the rate of 20%.
However, if the individual shareholder is a "Significant Shareholder" (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company's means of control) at the time of sale or at any time during the preceding 12 month period, such gain will be taxed at the rate of 25%. In addition, until certain regulations will be enacted, the capital gain derived by an individual claiming deduction of financing expenses in respect of such gain will be taxed at the rate of 25%.

     The capital gain accrued on the sale of an asset purchased prior to January
1, 2003 will be generally subject to tax at a blended rate. The marginal tax rate for individuals (up to 46% in 2009 and up to 45% in 2010) and the regular corporate tax rate for corporations (26% in 2009 and 25% in 2010) will be applied to the portion of the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1, 2003 bears to the total holding period. The remainder of the gain realized will be subject to capital gains tax at the rates applicable to an asset purchased after January 1, 2003 (see aforementioned).

     Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (tax rate of up to 26% in
2009 and 25% in 2010 for a corporation and a marginal tax rate of up to 45% in
2009 and up to 39% in 2016 for an individual). Notwithstanding the foregoing, if the shareholder is a non-Israeli resident, then such taxation is subject to the provision of any applicable double tax treaty. Moreover, capital gain derived from the sale of the shares of an Israeli resident company publicly traded on a recognized stock exchange by a non-Israeli shareholder may be exempt under the
Israeli Income Tax Ordinance from Israeli taxation provided the following cumulative conditions are met: (i) the securities were purchased upon or after the registration of the securities on the stock exchange (ii) the seller does not have a permanent establishment in Israel to which the derived capital gain is attributed, and (iii) if the seller is a corporation, less than 25% of its means of control are held, directly or indirectly, by Israeli resident shareholders. In addition, the sale of the shares may be exempt from Israeli capital gain tax under the provisions of an applicable double tax treaty. Thus, the U.S.-Israel Double Tax Treaty exempts U.S. resident from Israeli capital gain tax in connection with such sale, provided (i) the U.S. resident owned directly or indirectly, less than 10% of an Israeli resident company's voting power at any time within the 12-month period preceding such sale; and (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days at the taxable year; and (iii) the capital gain generated from the sale of the shares is not attributed to a permanent establishment maintained by the U.S. resident in Israel.

     Either the seller, the Israeli stockbrokers or financial institution through which the shares are held are obliged, subject to the above mentioned exemptions, to withhold tax upon the sale of securities from the real capital gains at the rate of 25% in respect of a corporation and 20% in respect of an individual.

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

     ISRAELI TAX CONSIDERATIONS. A distribution of dividends from income attributed to an "Approved Enterprise"/Privileged Enterprise will be generally taxed in Israel at the rate of 15%, subject to a reduced rate under any applicable double tax treaty. A distribution of dividends from income, which is not attributed to an Approved Enterprise/Privileged Enterprise, to an Israeli
resident individual will generally be subject to income tax at a rate of 20%.
However, a 25% tax rate will apply if the dividend recipient is a "Significant
Shareholder" (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company's means of control) at the time of sale or at any time during the preceding 12 month period If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from income tax provided that the income from which such dividend is distributed was derived or accrued within
Israel.

     Under the Israeli income tax ordinance, a non-Israeli resident (either individual or corporation) is generally subject to an Israeli income tax on the receipt of dividends at the rate of 20% (25% if the dividends recipient is a
"Significant Shareholder" (as defined above)); those rates are subject to a reduced tax rate under the provisions of an applicable double tax treaty. Thus, under the U.S.- Israel Double Tax Treaty, the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S.
resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends - the tax rate is 12.5%, (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company's income which was entitled to a reduced tax rate applicable to an Approved Enterprise/Privileged Enterprise under the Israeli Law for the
Encouragement of Capital Investments of 1959 - the tax rate is 15%, and (iii) in all other cases, the tax rate is 25%. The aforementioned rates will not apply if the dividend income was derived through a permanent establishment of the U.S.
resident in Israel.

     An Israeli resident company whose shares are listed on a stock exchange is obligated to withhold tax, upon the distribution of a dividend attributed to an
Approved Enterprise/Privileged Enterprise 's income, from the amount distributed, at the following rates: (i) Israeli resident corporation - 15%,
(ii) Israeli resident individual - 15%, and (iii) non-Israeli resident -
generally 15%, subject to a reduced tax rate under an applicable double tax treaty. If the dividend is distributed from an income not attributed to the
Approved Enterprise/ Privileged Enterprise, the following withholding tax rates will apply: (i) Israeli resident corporation - 0%, (ii) Israeli resident individual - 20% and (iii) non-Israeli resident - 20%, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

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

10I. SUBSIDIARY INFORMATION

     Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN CURRENCY RISK

     Our operating expenses are influenced by changes in the exchange rates between the dollar and foreign currencies, especially the NIS. Our operational expenses increase when the dollar is devalued against such currencies. At
December 31, 2009, our liabilities denominated in foreign currencies in the amount of $19.9 million represented 38.1% of our total liabilities of $52.2 million. At December 31, 2009, our assets denominated in foreign currencies in the amount of $6.2 million represented 6.2% of our total assets of $99.2 million. In 2009, the average amount of our net liabilities denominated in NIS was approximately $14.7 million. Based on such amount, a depreciation of the dollar in relation to NIS in the amount of 10% would cause us to incur annual expenses in the amount of approximately $1.5 million. Due to the devaluation of the NIS vis-a-vis the dollar in 2009, we generated gross income of approximately
$3.6 million Dollar and due to the appreciation of the NIS vis-a-vis the dollar in 2008, we incurred gross expenses of approximately $0.2 million in 2008. This amount does not take into account hedging transactions performed by the Company during 2008 and 2009, which diminished the adverse effect of the appreciation of the NIS in relation to the dollar. Although during 2009 the U.S. dollar appreciated vis-a-vis the NIS, the NIS may appreciate vis-a-vis the U.S. dollar again in the future.

     Additionally, a portion of our sales is denominated in Euros. The dollar value of these sales decreases when the Euro depreciates against the dollar. We may from time to time utilize derivative financial instruments to manage risk exposure to fluctuations in foreign exchange rates. Accordingly, in 2009 and
2008, forward exchange contracts were designated as hedging instrument. We do not engage in any speculative or profit motivated forward or derivatives activities. See "Item 3. Key Information - 3D. Risk Factors" and "Item 5.
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

     Under the agreement with our bank lenders described in "Item 10. Additional
Information - C. Material Contracts - Agreement with Our Bank Lenders" above, and the memorandum of understanding that we signed with our bank lenders on
January 6, 2010, we closed all our open positions for forward transactions.
However, we may use our existing credit lines in order to carry out forward transactions. As of June 15, 2010, opening any hedging positions is subject to approval of our bank lenders.

INTEREST RATE RISK

     Of our dollar-denominated financial liabilities at December 31, 2009, $25.5 million were loans denominated in dollar bearing interest at LIBOR. As a result, our interest expenses are sensitive to changes in LIBOR.

     Our dollar-denominated financial liabilities bear interest at 1.0% to 2.85%
over LIBOR. A hypothetical one percent shift in interest rates would result in a decrease (or increase) in net income of approximately $43,000. In March 2010, we signed an agreement with our bank lenders, which, among other things, reorganized our bank credit arrangements, as described in "Item 10. Additional
Information - C. Material Contracts - Agreement with Our Bank Lenders" above.
Under the agreement with our bank lenders, we received credit lines of up to
$30.75 million. The restructuring of debt vis-a-vis the banks includes a split of the debt into a loan of $5 million for a period of six years, and a loan of
$15 million for a period of ten years. Additionally the annual interest rate on the long term loans was increased to three-month LIBOR plus 2.15% to 2.85%.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not Applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
PROCEEDS

14A.TO E. Not Applicable.

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
Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Act of 1933, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within Tefron to disclose information otherwise required to be set forth in our reports.
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

     Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2009 based on the framework for Internal
Control-Integrated Framework set forth by The Committee of Sponsoring
Organizations of the Treadway Commission. Based on our assessment, our management concluded that the Company's internal control over financial reporting were effective as of December 31, 2009.

     This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.
Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange
Commission that permit us to provide only management's report in this Annual
Report.

     (c) CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.  [RESERVED]

16A. AUDIT COMMITTEE FINANCIAL EXPERT

     The Board of Directors has determined that Yacov Elinav is an "audit committee financial expert" as defined in Item 16A of Form 20-F. Mr. Elinav is an "independent" director in accordance with applicable SEC regulations.

16B. CODE OF ETHICS

     We have adopted a code of ethics that applies to our Chief Executive
Officer, Chief Financial Officer, Corporate Controller Managers and employees in the course of their work for the Company and its subsidiaries. This code of ethics is posted on our website, WWW.TEFRON.COM , and may be found as follows:

     1.   From our main web page, first click on the "Investor Relations" can be found on the right side of the bar menu.

     2.   Next, click on "company information", can be found on the left side of the sub bar menu.

     3.   Next, click on "code of business ethics".

16C. ACCOUNTANTS' FEES AND SERVICES

     The following table presents the aggregate fees for professional services and other services rendered by Kost, Forer Gabbay & Kasierer in Israel, a member of Ernst & Young Global to Tefron in 2009 and 2008.

                                US$ 2009        US$ 2008
                                --------        --------

Audit Fees                      $300,000        $234,000
Audit-related Fees              $ 32,000        $ 15,000
Tax Fees                        $ 15,000        $ 15,000
All Other Fees                         -               -
TOTAL                           $347,000        $264,000

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

     During 2009, none of Audit-Related Fees, Tax Fees or Other Fees provided to us by Kost, Forer Gabbay & Kasierer in Israel or by Ernst & Young or McGladrey &
Pullen, LLP in the United States were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

ITEM 18. FINANCIAL STATEMENTS

     Our Consolidated Financial Statements beginning on pages F-1 through F-70 as set forth in the following index, are hereby incorporated herein by reference. These Consolidated Financial Statements are filed as part of this
Annual Report.

     INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
     ------------------------------------------

                                                                         PAGE
                                                                         ----

     Index to Consolidated Financial Statements                          F-1
     Reports of Independent Registered Public Accounting Firm            F-2
     Consolidated Balance Sheets                                         F-3
     Consolidated Statements of income                                   F-4
     Consolidated Statements of Comprehensive income                     F-5
     Consolidated Statements of changes in Equity                        F-6
     Consolidated Statements of Cash Flows                               F-7-F-8
     Notes to the Consolidated Financial Statements                      F-9-F-69
     Appendix to Consolidated Financial statements-List of Subsidiaries  F-70

ITEM 19. EXHIBITS

1.1. Amended and Restated Memorandum of Association of the Company (incorporated by reference to Exhibit 1.1 to the Company's Annual Report on Form 20-F for
     the fiscal year ended December 31, 2008).

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
     Annual Report on Form 20-F for the fiscal year ended December 31, 2004).

2.11 Loan Agreement, dated as of December 31, 2004, between Bank Hapoalim and the Company (incorporated by reference to Exhibit 2.15 to the Company's
     Annual Report on Form 20-F for the fiscal year ended December 31, 2004).

2.12 Letter, dated March 24, 2009, from Bank Hapoalim to the Company regarding covenant waiver (incorporated by reference to Exhibit 2.12 to the Company's
     Annual Report on Form 20-F for the fiscal year ended December 31, 2008).

2.13 Letter, dated March 25, 2009, from Israel Discount Bank to the Company regarding covenant waiver (incorporated by reference to Exhibit 2.13 to the
     Company's Annual Report on Form 20-F for the fiscal year ended December 31,
     2008).

2.14 Letter, dated March 31, 2009, from Bank Leumi to the Company regarding covenant waiver (incorporated by reference to Exhibit 2.14 to the Company's
     Annual Report on Form 20-F for the fiscal year ended December 31, 2008).

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

4.6  Subordination Agreement, dated December 31, 2008, by Tefron USA, Inc. in favor of Branch Banking and Trust Company (incorporated by reference to
     Exhibit 4.6 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2008).

4.7  Amended and Restated Unsecured Subordinated Promissory Note in the
     principal amount of US $3 million, dated December 31, 2008, by AlbaHealth
     LLC. in favor of Tefron USA, Inc. (incorporated by reference to Exhibit 4.7 to the Company's Annual Report on Form 20-F for the fiscal year ended
     December 31, 2008).

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
     2003).

4.11 Agreement, dated March 2, 2010, among Tefron Ltd., Hi-Tex Founded by Tefron
     Ltd., Macro Clothing Ltd., Bank Leumi L'Israel Ltd., Bank HaPoalim Ltd. and
     Israel Discount Bank Ltd. (incorporated by reference to Exhibit 10.1 to the
     Company's Amendment No. 4 to its Registration Statement on Form F-1 (No.
     333-161466) filed on March 10, 2010).

4.12 Letter, dated July 11, 2010, from Bank Hapoalim to the Company regarding covenant waiver.

4.13 Letter, dated July 11, 2010, from Israel Discount Bank to the Company regarding covenant waiver.

4.14 Letter, dated July 11, 2010, from Bank Leumi to the Company regarding covenant waiver.

4.15 Subscription Agreement, dated March 2010, between Tefron Ltd. and TA-TOP,
     Limited Partnership and Mivtach Shamir Holdings Ltd.

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

                        TEFRON LTD. AND ITS SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2009

                            U.S. dollars in thousands

                        TEFRON LTD. AND ITS SUBSIDIARIES

            CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009
                            U.S. DOLLARS IN THOUSANDS

                                      INDEX

                                                                        PAGE

Report of Independent Registered Public Accounting Firm                  F-2

Consolidated Balance Sheets                                              F-3

Consolidated Statements of Income                                        F-4

Consolidated Statements of Comprehensive Income                          F-5

Consolidated Statements of Changes in Equity                             F-6

Consolidated Statements of Cash Flows                                 F-7 - F-8

Notes to Consolidated Financial Statements                            F-9 - F-69

Appendix to Consolidated Financial Statements -
List of subsidiaries                                                     F-70

                                     F - 1

Kost Forer Gabbay & Kasierer 2 Pal-Yam Ave. Haifa 33095, Israel Tel: 972 (4)8654000 Fax: 972(3) 5633439 www.ey.com.il

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
                  TO BOARD OF DIRECTORS AND THE SHAREHOLDERS OF
                                   TEFRON LTD.

     We have audited the accompanying consolidated balance sheets of Tefron Ltd.
and its subsidiaries ("the Company") as of December 31, 2009 and 2008 and the
related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years ended December 31, 2009, 2008 and
2007. These financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2009 and 2008, and the results of their operations and cash flows for each of the years ended
December 31, 2009, 2008 and 2007, in conformity with International Financial
Reporting Standards ("IFRS") as issued by the International Accounting Standards
Board ("IASB").

                                             /s/ Kost Forer Gabay & Kasierer
                                             -----------------------------------
                                                Kost Forer Gabay & Kasierer
                                           A member firm of Ernst & Young Global

Haifa,
July 13, 2010

                                     F - 2

                                                                     Tefron Ltd.

Consolidated Balance Sheets
--------------------------------------------------------------------------------

                                                                                          AS OF DECEMBER 31,
                                                                                    ------------------------------
                                                                                       2009               2008
                                                                                    ------------      ------------
 ASSETS                                                                NOTE               $ IN THOUSANDS
                                                                     --------       ------------------------------

 CURRENT ASSETS

 Cash and cash equivalents                                                          $      1,904      $      1,566
 Short-term investments                                                                      737               847
 Trade receivables, net                                                  4                14,597            23,446
 Other current assets                                                    5                 2,892             4,558
 Inventories                                                             6                19,778            32,125
                                                                                    ------------      ------------
                                                                                          39,908            62,542
                                                                                    ------------      ------------

 NON-CURRENT ASSETS

 Subordinated note receivable                                            9                     -             2,700
 Deferred taxes, net                                                    16                 1,409                 -
 Property, plant and equipment, net                                      7                56,920            64,469
 Goodwill and other intangible assets, net                               8                   960             2,021
                                                                                    ------------      ------------

                                                                                          59,289            69,190
                                                                                    ------------      ------------
                                                                                    $     99,197      $    131,732
                                                                                    ============      ============
 LIABILITIES AND EQUITY

 CURRENT LIABILITIES

 Short-term loans (including current portion of long term - loans)    10,13         $     25,847      $     24,809
 Trade payables                                                         11                15,042            25,167
 Other current liabilities                                              12                 5,666             7,636
                                                                                    ------------      ------------
                                                                                          46,555            57,612
                                                                                    ------------      ------------

 NON-CURRENT LIABILITIES

 Employee benefits, net                                                 15                   729             2,169
 Deferred taxes, net                                                    16                 3,080             6,897
 Other non-current liabilities                                          12                 1,838             1,309
                                                                                    ------------      ------------
                                                                                           5,647            10,375
                                                                                    ------------      ------------

 EQUITY ATTRIBUTABLE TO OWNERS OF THE
   PARENT                                                               18

 Share capital                                                                             7,518             7,518
 Additional paid-in capital                                                              107,522           107,104
 Accumulated deficit                                                                     (60,666)          (43,739)
 Treasury shares                                                                          (7,408)           (7,408)
 Other capital reserves                                                                       29                23
                                                                                    ------------      ------------

                                                                                          46,995            63,498
 Employee stock options in a subsidiary                                                        -               247
                                                                                    ------------      ------------

 TOTAL                                                                                    46,995            63,745
                                                                                    ------------      ------------

                                                                                    $     99,197      $    131,732
                                                                                    ============      ============

THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART THEREOF.

                                     F - 3

                                                                     Tefron Ltd.

Consolidated Statements of Income
--------------------------------------------------------------------------------

                                                                                    YEAR ENDED DECEMBER 31,
                                                                          ------------------------------------------
                                                                             2009            2008            2007
                                                                          ----------      ----------      ----------
                                                                                        $ IN THOUSANDS
                                                               NOTE               (EXCEPT FOR PER SHARE DATA)
                                                             --------     ------------------------------------------

 Sales                                                                    $  115,538      $  173,829      $  158,614
 Cost of sales, net                                            20a           119,339         167,557         139,145
                                                                          ----------      ----------      ----------

 Gross profit (loss)                                                          (3,801)          6,272          19,469

 Selling and marketing expenses                                20b            13,842          16,959          12,443
 General and administrative expenses                           20c             3,779           6,406           5,190
 Other expenses (income)                                       20d              (496)          2,135               -
                                                                          ----------      ----------      ----------

 Operating income (loss)                                                     (20,926)        (19,228)          1,836

Loss from early repayment of subordinated note
  receivable                                                                   1,285               -               -
 Financial income                                              20e            (1,747)           (319)         (1,401)
 Financial expenses                                            20e             2,259           3,347           2,690
                                                                          ----------      ----------      ----------

 Income (loss) before income taxes                                           (22,723)        (22,256)            547
 Tax benefit                                                   16              5,330           4,677              35
                                                                          ----------      ----------      ----------

 Net income (loss)                                                        $  (17,393)     $  (17,579)     $      582
                                                                          ==========      ==========      ==========

 NET EARNINGS (LOSS) PER SHARE ATTRIBUTABLE TO OWNERS OF
 THE PARENT                                                    21

 Basic and diluted (loss) earnings per share                              $     (8.2)     $     (8.3)     $      0.2
                                                                          ==========      ==========      ==========

THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART THEREOF.

                                     F - 4

                                                                     Tefron Ltd.

Consolidated Statements of Comprehensive Income
--------------------------------------------------------------------------------

                                                                            YEAR ENDED DECEMBER 31,
                                                                  ------------------------------------------
                                                                     2009            2008            2007
                                                                  ----------      ----------      ----------
                                                                                $ IN THOUSANDS
                                                                  ------------------------------------------

Net income (loss)                                                 $  (17,393)     $  (17,579)     $      582
                                                                  ----------      ----------      ----------

Other comprehensive income (loss) (net of tax effect) *):

Realized gain on cash flow hedges, net                                   (23)           (445)            (52)
Realized loss (gain) on available-for-sale securities                      -              77              (3)
Unrealized gain from cash flow hedges, net                               115              23             445
Unrealized loss on available for sale securities                         (86)              -             (77)
Actuarial gain (loss) on defined-benefit plans, net                      466            (198)              -
                                                                  ----------      ----------      ----------

Other comprehensive income (loss)                                        472            (543)            313
                                                                  ----------      ----------      ----------

TOTAL COMPREHENSIVE INCOME (LOSS)                                    (16,921)        (18,122)            895
                                                                  ==========      ==========      ==========

Total comprehensive income (loss) attributed to owners of the
  parent                                                          $  (16,921)     $  (18,122)     $      895
                                                                  ==========      ==========      ==========

*) See note 16e.

THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART THEREOF.

                                     F - 5

                                                                     Tefron Ltd.

Consolidated Statements of changes in Equity
--------------------------------------------------------------------------------

                                                 ATTRIBUTE TO EQUITY HOLDERS OF THE PARENT
                                -----------------------------------------------------------------------------------------
                                                                                      CAPITAL
                                                                                     RESERVE FOR     CAPITAL
                                                                                      AVAILABLE      RESERVE                     SHARE
                                             ADDITIONAL    RETAINED                   FOR SALE      FOR CASH                  OPTIONS IN
                                  SHARE       PAID IN     EARNINGS      TREASURY      FINANCIAL       FLOW                    CONSOLIDATED      TOTAL
                                 CAPITAL      CAPITAL     (DEFICIT)      SHARES        ASSETS        HEDGES        TOTAL        COMPANY        EQUITY
                                --------     --------     --------      --------      --------      --------      --------      --------      --------
                                                                                   $ IN THOUSANDS
                                ----------------------------------------------------------------------------------------------------------------------

 Balance as of January 1,
   2007                         $  7,411     $102,100     $(18,544)     $ (7,408)     $      3      $     52      $ 83,614      $      -      $ 83,614

 Total comprehensive income
   (loss)                              -            -          582             -           (80)          393           895             -           895

 Share-based payment to
   employees                           -          489            -             -                           -           489             -           489
 Exercise of stock options
   related to employees and
   directors                           5           87            -             -                           -            92             -            92
Exercise of tradable
options issued at the
secondary offering                   102        4,188            -             -                           -         4,290             -         4,290
                                --------     --------     --------      --------      --------      --------      --------      --------      --------

 Balance as of December 31,
   2007                         $  7,518     $106,864     $(17,962)     $ (7,408)     $    (77)     $    445      $ 89,380      $      -      $ 89,380
                                --------     --------     --------      --------      --------      --------      --------      --------      --------

 Balance as of January 1,
   2008                         $  7,518     $106,864     $(17,962)     $ (7,408)     $    (77)     $    445      $ 89,380      $      -      $ 89,380

 Total comprehensive income
   (loss)                              -            -      (17,777)            -            77          (422)      (18,122)            -       (18,122)

 Share-based payments to
   employees                           -          240            -             -             -             -           240             -           240
 Share-based payment in
   consolidated company                -            -            -             -             -             -             -           247           247
 Dividend                              -            -       (8,000)            -             -             -        (8,000)                     (8,000)
                                --------     --------     --------      --------      --------      --------      --------      --------      --------

 Balance as of December 31,
   2008                         $  7,518     $107,104     $(43,739)     $ (7,408)            -      $     23      $ 63,498      $    247      $ 63,745
                                --------     --------     --------      --------      --------      --------      --------      --------      --------

 Balance as of January 1,
   2009                         $  7,518     $107,104     $(43,739)     $ (7,408)            -      $     23      $ 63,498      $    247      $ 63,745

 Total comprehensive income
   (loss)                              -            -      (16,927)            -           (86)           92       (16,921)            -       (16,921)

 Share-based payments to
   employees                           -          171            -             -             -             -           171             -           171
 Cancelation of stock
   options in consolidated
   company                             -          247            -             -             -             -           247          (247)            -
                                --------     --------     --------      --------      --------      --------      --------      --------      --------

 Balance as of December 31,
   2009                         $  7,518     $107,522     $(60,666)     $ (7,408)     $    (86)     $    115      $ 46,995      $      -      $ 46,995
                                ========     ========     ========      ========      ========      ========      ========      ========      ========

THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART THEREOF.

                                     F - 6

                                                                     Tefron Ltd.

Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------

                                                                                          YEAR ENDED DECEMBER 31,
                                                                              ------------------------------------------------
                                                                                  2009              2008               2007
                                                                              ------------      ------------      ------------
                                                                                               $ IN THOUSANDS
                                                                              ------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income(loss)                                                              $    (17,393)     $    (17,579)     $        582
                                                                              ------------      ------------      ------------
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:

       Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities

             Adjustments to the profit or loss items:

     Depreciation and amortization                                                   9,256      $      8,925             8,568
     Impairment (reversal of impairment) of property, plant and equipment
       and intangible assets                                                          (496)            2,135                 -
     Inventories write-off                                                           2,808             4,523             1,260
     Extinguishment of contingent consideration (b)                                   (399)                -                 -
     Impairment of available-for-sale securities                                         -               553                 -
     Share-based payments                                                              171               487               489
     Loss (gain) on sale of property, plant and equipment                              (17)              188              (651)
     Gain on sale of available-for-sale securities                                       -               (22)             (134)
     Deferred taxes, net                                                            (5,364)           (5,558)               64
     Change in employee benefits, net                                                 (850)              420                72
     Loss on early repayment of subordinated note receivable                         1,285                 -                 -
     Accrued interest and amortization of available-for-sale securities                  -              (263)             (189)
     Accrued interest on deposits                                                        -               (75)             (613)
     Taxes on income                                                                 1,427              (468)              450
     Finance expenses                                                                  723             1,363               447
                                                                              ------------      ------------      ------------

                                                                                     8,544            12,208             9,763
                                                                              ------------      ------------      ------------

     Changes in asset and liability items:

     Decrease in trade receivables                                                   8,849             5,587             1,622
     Decrease (increase) in other accounts receivable and
        prepared expenses                                                            1,497               488              (920)
     Decrease (increase) in inventories                                              9,730            (3,051)           (4,925)
     Decrease in trade payables                                                    (10,125)           (4,553)           (1,423)
     Increase (decrease) in other current liabilities                                 (428)               77            (2,562)
                                                                              ------------      ------------      ------------

                                                                                     9,523            (1,452)           (8,208)
                                                                              ------------      ------------      ------------

     Cash paid and received during the year for:

     Interest paid                                                                    (878)           (1,528)           (1,751)
     Interest received                                                                 155               165             1,304
     Taxes paid                                                                     (1,427)                -              (450)
     Taxes received                                                                      -               468                 -
                                                                              ------------      ------------      ------------

                                                                              $     (2,150)     $       (895)     $       (897)
                                                                              ------------      ------------      ------------

     Net cash provided by (used in) operating activities:                     $     (1,476)     $     (7,718)     $      3,034
                                                                              ============      ============      ============

THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART THEREOF.

                                     F - 7

                                                                     Tefron Ltd.

Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------

                                                                                      YEAR ENDED DECEMBER 31,
                                                                          ------------------------------------------------
                                                                              2009              2008              2007
                                                                          ------------      ------------      ------------
                                                                                          $ IN THOUSANDS
                                                                          ------------------------------------------------

 CASH FLOWS FROM INVESTING ACTIVITIES:

 Purchase of property, plant and equipment                                $       (611)     $     (3,151)     $     (6,089)
 Proceeds from sale of property, plant and equipment                                18                35               943
 Purchase of intangible assets                                                     (75)             (224)             (288)
 Contingent consideration paid                                                    (271)                -                 -
 Proceeds from early repayment loss from subordinated note receivable            1,715                 -                 -
 Acquisition of business (a)                                                         -              (300)                -
 Proceeds from sale of available-for-sale securities                                 -             5,914            17,240
 Purchase of available-for-sale securities                                           -                 -           (18,973)
 Proceeds from maturity of short - term investments                                  -             7,139             4,668
                                                                          ------------      ------------      ------------

 Net cash provided by (used in) investing activities                               776             9,413            (2,499)
                                                                          ------------      ------------      ------------

 CASH FLOWS FROM FINANCING ACTIVITIES:

 Short-term credit from banks, net                                               4,923             9,323                 -
 Repayment of long-term loans                                                   (3,885)           (9,836)           (5,948)
 Proceeds from long-term loans                                                       -             6,000                 -
 Proceeds from exercise of options                                                   -                 -             4,382
 Dividends paid to shareholders                                                      -            (8,000)             (551)
                                                                          ------------      ------------      ------------

 Net cash provided by (used in) financing activities                             1,038            (2,513)           (2,117)
                                                                          ------------      ------------      ------------

 INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                  338              (818)           (1,582)

 CASH AND CASH EQUIVALENT AT THE BEGINNING OF THE YEAR                           1,566             2,384             3,966
                                                                          ------------      ------------      ------------

 CASH AND CASH EQUIVALENT AT THE END OF THE YEAR                          $      1,904      $      1,566      $      2,384
                                                                          ============      ============      ============

 (a) ACQUISITION OF BUSINESS (NOTE 3)

     Assets and liabilities of as of acquisition date:

     Order backlog                                                                   -      $        264                 -
     Customer relationships                                                          -             1,029                 -
     Goodwill                                                                        -               344                 -
     Deferred tax liability                                                          -              (323)                -
                                                                          ------------      ------------      ------------
     Total                                                                           -             1,314                 -
     Contingent consideration                                                        -            (1,014)                -
                                                                          ------------      ------------      ------------
                                                                                     -      $        300                 -
                                                                          ============      ============      ============

(b) SUPPLEMENT DISCLOSURE OF NON-CASH INVESTING ACTIVITIES

    Purchase of other assets for contingent consideration                            -      $      1,014                 -
                                                                          ============      ============      ============
    Extinguishment of contingent consideration against goodwill           $        344                 -                 -
                                                                          ============      ============      ============

THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART THEREOF.

                                     F - 8

                                                                     Tefron Ltd.

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

     b.   The Company's shares are traded on the Tel Aviv Stock Exchange as well as on the OTC Bulletin Board in the USA ("OTC"). The OTC is an
          electronic quoting system that offers online quotes, prices and trading volume of securities traded "over the counter," and not on one of the United States stock exchanges.

          The Company's headquarters are located at Misgav Industrial Zone.

     b.   DEFINITIONS

          In these financial statements:

          The Company        Tefron Ltd.

          The Group          Tefron Ltd. and its subsidiaries, as detailed in
                             the enclosed list.

          Subsidiaries       Companies in which the Company has a controlling
                             interest (as defined in IAS 27) and whose
                             financial statements are consolidated with the
                             Company's financial statements.

          Related parties    As defined in IAS 24.

     c.   In 2009, for more efficient management of the Company, its operations and its relations with customers and suppliers, the Group placed all of the active wear and intimate apparel operations under Hi-Tex
          Founded by Tefron Ltd. (hereinafter: "Hi-Tex"), whereas the swimwear operations were kept under Macro Clothing Ltd. To this end, Tefron transferred most of its assets to Hi-Tex against allotment of additional Hi-Tex shares, pursuant to Section 104 of the Israeli
          Income Tax Ordinance.

     d.   During February 2009, the Company decided on implementing a comprehensive efficiency plan. Among other, the Company decided to streamline all its production facilities, including by combining several production sites operating in Jordan into fewer, larger production facilities, improving the utilization of knitting capacity and reducing knitting costs, making changes in the development processes (in order to meet the production demands at the development stage), assimilating an advanced system of quality assurance, with precise feedback for the production process, reducing gaps of time between the various production stages for the purpose of reducing lead time for customers, reducing wastage and reducing our workforce by about 15% .

     e.   During the first quarter of 2010, the Company began implementing a turnaround plan which .Up to date, operational improvements are occurring on the production floor such as reducing lead time to customers, reduction in the level of production waste, reducing costs such as salaries, rent and transportation.

                                     F - 9

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 1: GENERAL (CONT.)

     f.   The Company incurred a loss of $ 17,393 thousand in the year ended
          December 31, 2009. Furthermore, in 2009 the Group generated negative cash flow from current operations amounting to $1,476 thousand. The
          Company has a negative working capital amounting to $6,647 thousand.

          Due to the crisis in the global economy, the decrease in demands and a continuation of accumulation of significant losses, the Company is required for additional financing sources. The Company's management plans for setting additional funding sources required for the financing of working capital for the next year, and for financing its strategic plan are: capital raising from shareholders through rights offering and private placement.

          In March 2010 the Company had raised through the rights offering to shareholders and private placement to Norfet, or anyone on its behalf, a total of $4 million gross, see note 24 c. In addition, on March 2,
          2010, the Company signed an agreement with the banks regarding the credit lines and liabilities as stated in note 24 b. In addition, the
          Company examines non-bank financing options such as beginning working with factoring companies that allow early payment from customers.
          There is no certainty that the Company will be successful in finding the stated financing resources.

          If and insofar, for any reason whatsoever, the Company will not meet the financial covenants and the banks will demand that the bank credit will be payable immediately, then it will be very difficult to raise financing from other sources.

     g.   The Company estimates that it will not meet the EBITDA covenant for the year 2010 that was agreed upon between the Company and its three bank lenders. On July 11 the Company was granted a waiver from the banks for its expected inability to meet the EBITDA covenant, based on the Company's forecast for improvement of its EBITDA ratio in 2010 compared to 2009 in accordance with the development to data in connection with the implementation of the turnaround plan. According to the waiver, the new EBITDA covenant is not more than a negative
          EBITDA of $2.1 million.

     h.   On July 5, 2010 Mr. Jacov Gelbard terminated his position as the chairman of the board of directors of the Company. On July 5, 2010 Mr.
          Arnon Tiberg was appointed to the chairman of the board of directors.

                                     F - 10

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES

     a.   BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

          The Group's financial statements have been prepared on a historical cost basis, except for derivatives, financial assets available for sale and employee benefits that have been measured at fair value.

          THE PREPARATION FORMAT OF THE FINANCIAL STATEMENTS

          These financial statements have been prepared in accordance with
          International Financial Reporting Standards ("IFRS"), as issued by the
          International Accounting Standards Board (IASB). These Standards
          comprise:

          1.   International Financial Reporting Standards (IFRS).

          2.   International Accounting Standards (IAS).

          3.   Interpretations issued by the (IFRIC) and by the (SIC).

          CONSISTENT ACCOUNTING POLICIES

          The accounting policies adopted in the financial statements are consistent with those of all periods presented in the financial statements.

          CHANGES IN ACCOUNTING POLICIES IN VIEW OF THE ADOPTION OF NEW
          STANDARDS:

          IAS 1 (REVISED) - PRESENTATION OF FINANCIAL STATEMENTS

          Effective January 1, 2009, the Group applies an amendment to IAS 1,
          "Presentation of Financial Statements". the amended IAS 1 introduces the `statement of comprehensive income' and requires that all changes in equity arising from transactions with owners in their capacity as owners to be presented separately from non-owner changes in equity.
          (i.e., The statement of changes in equity includes only details of transactions with owners, with all non-owner changes presented in equity as a single line carried forward from the statement of comprehensive income).

                                     F - 11

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     a.   BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS (Cont.)

          CHANGES IN ACCOUNTING POLICIES IN VIEW OF THE ADOPTION OF NEW
          STANDARDS (Cont.)

          IAS 1 (REVISED) - PRESENTATION OF FINANCIAL STATEMENTS (Cont.)

          In addition, IAS 1 permits presentation of income and expenses in one statement (a combined statement of income and other comprehensive income), or in two linked statements - a statement of income followed by a statement of other comprehensive income. The Company chose to present items of income and expense and items of other comprehensive income in two statements - a statement of income and thereafter a statement of comprehensive income. In addition, the Company presents a statement of changes in equity in place of disclosure as part of the notes to the financial statements, immediately following the statement of comprehensive income.

          The amendment was adopted from January 1, 2009. The initial adoption of the Standard did not have any material effect on the consolidated financial statements.

          IFRS 2 - SHARE-BASED PAYMENT:

          Effective January 1, 2009, The Group adopted an amendment to IFRS 2,
          "Share-based-payment). The amendment defines a `vesting condition' as a condition that includes an explicit or implicit requirement to provide service. Therefore, any condition that does not have such a requirement is a non-vesting condition. The amendment requires
          `non-vesting' conditions to be treated in a similar fashion to market conditions and, hence, factored into account in determining the fair value of the equity instruments granted. Where an award does not vest as the result of a failure to meet a non-vesting condition, the accounting treatment depends on whether the failure to meet the condition is within or outside the control of either the entity or the counterparty. A failure to satisfy a non-vesting condition that is within the control of either the entity or the counterparty is accounted for as a cancellation. However, failure to satisfy a non-vesting condition that is beyond the control of either party does not give rise to a cancellation.

          The amendment was adopted from January 1, 2009. The initial adoption of the Standard did not have any material effect on the consolidated financial statements.

          IAS 38 (REVISED) - INTANGIBLE ASSETS:

          Pursuant to an amendment to IAS 38, expenses incurred for advertising, marketing or promotional activities will be recognized as an expense when the company has the right of access to the advertising goods or when the company receives those services. For these purposes, the activities also include production of catalogs and promotional pamphlets.

          The amendment was adopted from January 1, 2009. The initial adoption of the Standard did not have any material effect on the consolidated financial statements.

          IFRS 7 FINANCIAL INSTRUMENTS: DISCLOSURES:

          The amendment to IFRS 7 requires additional disclosures about fair value measurement and liquidity risk. According to the amendment, additional disclosures should be made, among others, as to the source of inputs used to value financial instruments measured at fair value, using a three-level hierarchy. The level within which a financial instrument is categorized is based on the lowest level of input to the instrument's valuation that is significant to the fair value measurement in its entirety. The levels are for disclosure purposes only and the measurement itself continues in terms of the hierarchy in
          IAS 39.

                                     F - 12

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     a.   BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS (Cont.)

          In addition, a reconciliation between the opening and closing balance for Level 3 fair value measurements is required (source of inputs that is not based on market data), as well as disclosure of significant transfers between levels in the fair value hierarchy.

          The amendment was adopted as a prospective change from the financial statements for the year beginning January 1, 2009 (there is no need to provide comparative information).

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

          -    LEGAL CLAIMS

               In estimating the provision for legal claims filed against the
               Company and its subsidiaries, the Company has relied on the opinion of its legal counsels. The opinion of the Company's legal counsels is based on their professional judgment, taking into account the stage of proceedings and experience with respect to that claim. Since the outcome of any legal claims will generally be determined in the court, actual results could differ from these estimates.

          -    DEFERRED TAX ASSETS

               Deferred tax assets are recognized for carry forward tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. For further information, see Note 16.

          -    PENSION AND OTHER POST-EMPLOYMENT BENEFITS

               The liability in respect of defined post-employment benefit plans is determined using actuarial valuations. The actuarial valuation involves making assumptions about discount rates, expected rates of return on assets, future salary increases and mortality rates.
               Due to the long-term nature of these plans, such estimates are subject to significant uncertainty. For further information, see
               Note 15.

                                     F - 13

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     c.   SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS USED IN
          THE PREPARATION OF THE FINANCIAL STATEMENTS (CONT.):

          -    ALLOWANCE FOR DOUBTFUL ACCOUNTS

               Company's management regularly reviews trade receivables and assesses their collectability. Accordingly, the Company makes a provision for trade receivables whose collection is doubtful.

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

          -    FAIR VALUE OF FINANCIAL INSTRUMENTS NOT TRADED IN AN ACTIVE
               MARKET

               Where the fair value of financial assets and financial
               liabilities cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not
               feasible, a degree of judgment is required in establishing fair values. The fair value of available-for-sale securities that are not traded in an active market was determined by a qualified independent valuator and the valuation technique included
               considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of the available-for-sale
               securities. The available-for-sale securities were classified as level 3 in accordance with IFRS 7 hierarchy.

          -    IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT

               An impairment of property, plant and equipment is recorded if the recoverable amount is less than the asset's carrying amount. The recoverable amount is the higher of fair value less costs to sell, and value in use based on discounted cash flow. In order to determine the recoverable amount of its fixed assets, the Company has engaged a qualified independent valuator.

     c.   CONSOLIDATED FINANCIAL STATEMENTS:

          The consolidated financial statements include the statements of companies that are controlled by the Company (wholly-owned subsidiaries: Hi-Tex founded by Tefron, Ltd. (hereinafter: "Hi-Tex"),
          Macro Clothing Ltd. (hereinafter: "Macro"), Tefron USA Inc.
          (hereinafter: "Tefron USA"), Tefron UK Ltd. (hereinafter: "Tefron UK")
          and El Masira Textile Co. (hereinafter: "El Masira"). Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity. The existence and effect of potential voting rights that are currently exercisable or convertible, including potential voting rights held by another entity, are considered when assessing whether an entity has control over another entity. Consolidation commences on the date on which control is obtained and ceases upon loss of control.

          All intra-group balances, transactions and gains and losses resulting from intra-group transactions are eliminated in full in the consolidated financial statements.

          The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

                                     F - 14

                                                                     Tefron Ltd.
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

     e.   CASH EQUIVALENTS

          Cash equivalents are considered as highly liquid investments, including unrestricted short-term bank deposits with an original maturity of three months or less from the date of acquisition or with a maturity of more than three months, however, they are repayable on demand without penalty and form part of the Group's cash management, and are not restricted by liens.

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

          The cost of inventories is assigned as follows:

          Raw materials      -   Based on weighted average cost.

          Work in progress   -   Based on weighted average cost including
                                 material,  labor and other direct and indirect
                                 manufacturing costs.

          Finished goods     -   Based on weighted average cost including
                                 material, labor and other direct and indirect
                                 manufacturing costs.

                                     F - 15

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     g.   INVENTORIES (Cont.)

          The Company periodically evaluates the condition and age of inventories and records a provision for slow-moving inventories.

          The allocation of fixed production overheads to the costs of inventory is based on the normal capacity of the production facilities. The amount of fixed overhead allocated to the costs of inventory is not increased as a consequence of low production. All unallocated overheads are recognized as an expense in the period in which they are incurred. Furthermore, cost of inventories does not include abnormal amounts of materials, labor or other costs resulting from
          inefficiency.

     h.   FINANCIAL INSTRUMENTS

          FINANCIAL ASSETS:

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

          o    Financial assets at fair value through profit or loss.

          o    Loans and receivables.

          o    Available-for-sale financial assets.

          The Company has classified its financial assets as follows:

          1.   AVAILABLE-FOR- SALE FINANCIAL ASSETS (SHORT TERM INVESTMENTS)

               The Group has available-for-sale financial assets that are financial assets (non-derivative) that are designated as
               available-for-sale or are not classified in any of the three preceding categories. After initial recognition,
               available-for-sale financial assets are measured at fair value.
               Gains or losses from fair value adjustments, except exchange differences that relate to monetary debt instruments that are carried to the statement of income in financial expenses or income, are recognized directly in equity as unrealized gains, net. When the investment is disposed of or in case of impairment, the accumulated gain or loss is recognized in the statement of income. Interest income on investments in debt instruments is recognized in the statement of income using the effective
               interest method.

          2.   LOANS AND RECEIVABLES

               Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate method, less impairment.

                                     F - 16

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     h.   FINANCIAL INSTRUMENTS (Cont.)

          3.   FAIR VALUE

               The fair value of investments that are traded in an active market is determined by reference to the market prices at the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument which is substantially the same; discounted cash flow or other valuation models. The valuation took into consideration interest and credit components that are derived from the risk.

          FINANCIAL LIABILITIES

          FINANCIAL LIABILITIES MEASURED AT AMORTIZED COST:

          Interest-bearing loans and borrowings are initially recognized at fair value less directly attributable transaction costs. After initial recognition, borrowings are measured at amortized cost. Gains and losses are recognized in the statement of income when the loan is derecognized as well as through the systematic amortization process.

          TREASURY SHARES

          Company shares held by the Company's subsidiary are presented at cost and deducted from equity. No gain or loss is recognized in the income statement on the purchase, sale, issue or cancellation of the
          Company's own equity instruments. Any difference between the carrying amount and the consideration is recognized in a capital reserve.

          DERECOGNITION OF FINANCIAL INSTRUMENTS

          FINANCIAL ASSETS

          A financial asset is derecognized when the contractual rights to the cash flows from the financial asset expire.

          FINANCIAL LIABILITIES

          A financial liability is derecognized when it is extinguished, i.e.
          when the obligation is discharged, cancelled or expires. A financial liability is extinguished when the debtor (the Group):

          o    discharges the liability by paying in cash, other financial assets, goods or services; or

          o    is legally released from the liability.

          Where an existing financial liability is exchanged with another liability from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is accounted for as an extinguishment of the original liability and the recognition of a new liability. The difference between the carrying amount of the above liabilities is recognized in the statement of income. If the exchange or modification is immaterial, it is accounted for as a change in the terms of the original liability and no gain or loss is recognized from the exchange.

          IMPAIRMENT OF FINANCIAL ASSETS:

          The Group assesses at each balance sheet date whether there is any objective evidence that the following financial asset or group of financial assets is impaired.

                                     F - 17

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     h.   IMPAIRMENT OF FINANCIAL ASSETS (Cont.)

          AVAILABLE-FOR-SALE FINANCIAL ASSETS

          For debt instruments classified as available-for-sale financial assets, objective evidence of impairment may arise as a result of one or more events that have a negative impact on the estimated future cash flows of the asset since the recognition of the asset. Evidence of impairment may include indications that the debtor is experiencing financial difficulties, including liquidity difficulty and default in interest or principal payments. Where there is evidence of impairment, the cumulative loss - measured as the difference between the acquisition cost (less principal payments, amortizations using the effective interest method and previous impairment losses) and the fair value is reclassified from equity and recognized as an impairment charge in the statement of income. In a subsequent period, the amount of the impairment loss is reversed if the increase in fair value can be related objectively to an event occurring after the impairment was recognized and that leads to a change in the original considerations that led to the conclusion that the investment is impaired. The amount of the reversal, as above, is credited to the statement of income up to the amount of any previous impairment.

          FINANCIAL ASSETS CARRIED AT AMORTIZED COST

          For financial assets carried at amortized cost the Group first assesses individually whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant.

          If there is objective evidence that an impairment loss has incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the income statement. Interest income continues to be accrued on the reduced carrying amount and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as part of finance income in the income statement. Loans together with the associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Group.

     i.   DERIVATIVE FINANCIAL INSTRUMENTS HELD FOR HEDGING

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

          For the purpose of hedge accounting, hedges are classified as cash flow hedges when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a forecast transaction or the foreign currency risk in an unrecognized firm commitment

                                     F - 18

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     i.   DERIVATIVE FINANCIAL INSTRUMENTS HELD FOR HEDGING (cont.)

          At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk. The hedge effectiveness is assessed at each balance sheet date.

          Hedges which meet the criteria for hedge accounting are accounted for as follows:

          CASH FLOW HEDGES:

          The effective portion of the gain or loss on the hedging instrument is recognized directly in equity, while any ineffective portion is recognized immediately in the statement of income.

          Amounts recognized as other comprehensive income (loss) are reclassified to the statement of income when the hedged transaction affects profit or loss, such as when the hedged income or expense is recognized or when a forecast sale occurs.

          If the forecast transaction or firm commitment is no longer expected to occur, amounts previously recognized in equity are transferred to the statement of income. If the hedging instrument expires or is sold, terminated or exercised, or if its designation as a hedge is revoked, amounts previously recognized in equity remain in equity until the forecast transaction or firm commitment occurs.

     j.   LEASES:

          The tests for classifying leases as finance or operating leases depend on the substance of the agreements and are made at the inception of the lease in accordance with the principles below as set out in IAS
          17.

          THE GROUP AS LESSEE:

          OPERATING LEASES:

          Lease agreements are classified as an operating lease if they do not transfer substantially all the risks and benefits incidental to ownership of the leased asset. Lease payments are recognized as an expense in the statement of income on a straight-line basis over the lease term.

          THE GROUP AS LESSOR:

          OPERATING LEASES:

          Lease agreements where the Group does not actually transfer substantially all the risks and benefits incidental to ownership of the leased asset are classified as operating leases. Lease income is recognized as revenue in the statement of income on a straight-line basis over the lease term.

     k.   BUSINESS COMBINATIONS AND GOODWILL

          Business combinations are accounted for by applying purchase method pursuant to IFRS 3. Identifiable assets acquired and liabilities assumed are measured at fair value on the acquisition date. The cost of the acquisition is measured at the fair value of the assets given, the equity instruments issued and the liabilities incurred on the acquisition date plus direct acquisition costs.

                                     F - 19

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     k.   BUSINESS COMBINATIONS AND GOODWILL (Cont.)

          Goodwill acquired in a business combination is initially measured as the excess of the cost of the acquisition over the Group's interest in the fair value of the net identifiable assets of the acquiree. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not systematically amortized. For the purpose of impairment testing, the goodwill is allocated to a subsidiary. As for impairment testing of goodwill, see n below.

          Contingent consideration is recognized if, and only if, the Group had a present obligation, the economic outflow was more likely than not and a reliable estimate was determinable. Subsequent adjustments to the contingent consideration affects goodwill.

     l.   PROPERTY, PLANT AND EQUIPMENT

          Items of property, plant and equipment are measured at cost plus direct acquisition costs less any accumulated depreciation, less accumulated impairment losses and less related investment grants and excluding day-to-day servicing expenses. Cost includes spare parts and auxiliary equipment that can be used only in connection with the machinery and equipment.

          Deprecation is calculated at equal annual rates based on the straight line method over the useful life of the asset as follows:

                                                      %             MAINLY %
                                               --------------   ---------------

          Buildings                                 2.5               2.5
          Machinery and equipment                    7                 7
          Motor vehicles                             15                15
          Office furniture and equipment            6-25          Furniture - 6,
                                                                  computers - 25
          Leasehold improvements                    (*)               (*)

          (*) Leasehold improvements are depreciated using the straight line method over the lease term (including any optional extension term available to the Company which it intends to exercise), or over the expected useful life of the assets, whichever is shorter.

          The useful life, depreciation method and residual value of an asset are reviewed at least each year end and the changes are accounted for as a prospective change in accounting estimate. As for testing the impairment of fixed assets, see n below.

          An asset is derecognized on disposal or when no further economic benefits are expected from its use. The gain or loss arising from the derecognition of the asset (determined as the difference between the net disposal proceeds and the carrying amount in the financial statements) is included in the statement of income when the asset is derecognized. See note 7.

     m.   INTANGIBLE ASSETS

          Separately acquired intangible assets are measured on initial recognition at cost with the addition of costs directly attributable to the acquisition. The Cost of intangible asset acquired in a business combination is its fair value at the acquisition date. After initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

                                     F - 20

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     m.   INTANGIBLE ASSETS (Cont.)

          According to management's assessment, intangible assets have a finite useful life. The assets are amortized over their useful life using the straight-line method and reviewed for impairment whenever there is an indication that the asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for as prospective changes in accounting estimates. The amortization charge on intangible assets with finite useful lives is recognized in the statements of income.

          The useful life of intangible assets is as follows:

                                                                 YEARS
                                                       -------------------------
          Computer software                                        4
          Customer relationships (*)                               7
          Order backlog                                Period of delivery orders

          Gains or losses arising from the derecognition of an intangible asset are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the statement of income.

          (*)In accordance with Accounting Standard IAS38 and IFRS3, customer relationships are part of intangible assets due to the fact that they arise from contractual legal rights and maintain the principle of detection. Deprecation of customer relationship is done in accordance with the abandonment of existing customers over the years.

          COMPUTER SOFTWARE:

          The Group's assets include computer systems comprising hardware and software. Software forming an integral part of the hardware to the extent that the hardware cannot function without the programs installed on it, is classified as fixed assets. In contrast, software that adds functionality to the hardware is classified as an intangible asset.

     n.   IMPAIRMENT OF NON-FINANCIAL ASSETS

          The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset's recoverable amount. An asset's recoverable amount is the higher of the asset's (or cash generating unit) fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of asset, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

          Where the carrying amount of an asset or cash generating unit exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

          In measuring value in use, the estimated future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset or the cash generating unit.

                                     F - 21

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     n.   IMPAIRMENT OF NON-FINANCIAL ASSETS (cont.)

          Impairment losses are recognized in the statement of income.

          For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exist, the Group estimates the asset's or cash-generating unit's recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset's recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement. See note 7.

          The following criteria are applied in assessing impairment of the goodwill:

          Goodwill:

          The Group reviews goodwill for impairment once a year (on December 31)
          or more frequently if events or changes in circumstances indicate that the goodwill's carrying amount may be impaired.

          Impairment is determined for goodwill by comparing the recoverable amount of the cash-generating unit(s) to which the goodwill relates to the carrying amount of the cash generating unit(s), including goodwill. If the recoverable amount of the cash-generating unit(s) is less than the carrying amount of the cash-generating unit(s), an impairment loss is recognized. Impairment losses recognized for goodwill cannot be reversed in future periods.

          For the purpose of impairment testing, goodwill acquired in a business combination is allocated, at the acquisition date, to each of the
          Group's cash generating units that is expected to benefit from the synergies of the combination.

     o.   GOVERNMENT GRANTS

          Government grants from the Office of the Chief Scientist in Israel for supporting research and development activities do not contain a liability to pay royalties to the State, therefore, reduced from the cost of sales.

          Government grants are recognized when there is reasonable assurance that the grant will be received and the Company will comply with the attached conditions. The Company's government grants, which have been received in prior years in order to purchase fixed assets, have been recorded as a reduction in the carrying amount of the fixed asset.

     p.   TAXES ON INCOME

          Taxes on income in the statement of income comprise current and deferred taxes. The tax results in respect of current or deferred taxes are recognized in the statement of income except to the extent that the tax arises from items which are recognized directly in the statement of comprehensive income. In such cases, the tax effect is also recognized in the relevant item in statement of comprehensive income.

                                     F - 22

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     p.   TAXES ON INCOME (Cont.)

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

          Deferred tax assets are reviewed at each balance sheet date and reduced to the extent that it is not probable that they will be utilized. Simultaneously, temporary differences (such as carryforward losses) for which deferred tax assets have not been recognized are reassessed and deferred tax assets are recognized to the extent that their recoverability has become probable. Any resulting reduction or reversal is recognized in the item taxes on income.

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

          Deferred tax assets and deferred tax liabilities are presented in the balance sheet as non-current assets and non-current liabilities, respectively. Deferred taxes are offset if there is a legally enforceable right to set off a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority.

     q.   SHARE-BASED PAYMENT TRANSACTIONS

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
          The fair value is determined using an accepted pricing model (see Note
          19).

          The cost of equity-settled transactions is recognized in the statement of income, together with a corresponding increase in equity (in additional paid in capital), during the period which the service conditions are to be satisfied, ending on the date on which the relevant employees and directors become fully entitled to the award
          ("the vesting period"). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the statement of income represents the movement in cumulative expense recognized at the beginning and end of that reported period.

                                     F - 23

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     q.   SHARE-BASED PAYMENT TRANSACTIONS (cont.)

          No expense is recognized for awards that do not ultimately vest.

          Where the terms of an equity-settled transaction award are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met. An additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee, as measured at the modification date.

     r.   PENSIONS AND OTHER POST EMPLOYEE BENEFITS

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

               The Group has defined contribution plans pursuant to Section 14 of the Israeli Severance Pay Law, under which the amount of the post-employment benefits received by the employee is limited to the amount of contributions paid by the group, together with investment returns arising from the contributions. As the Group is not legally or constructively liable to make additional payments even if sufficient amounts are not accumulated in the fund to pay all the benefits due to an employee relating to his current or past services, in consequence, actuarial risk and investment risk fall on the employee.

               Obligations in respect to contributions to defined contribution pension plans are recognized as an expense in the periods during which services are rendered by employees.

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

               Plan assets comprise assets held by a long-term employee benefit fund or qualifying insurance policies. Plan assets are not available to the Group's own creditors and can not be returned directly to the Group.

               Actuarial gains and losses are recognized directly in other comprehensive income (loss) in the period in which they occur.

                                     F - 24

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     r.   PENSIONS AND OTHER POST EMPLOYEE BENEFITS (cont.)

          The net liability for employee benefits includes the present value of the defined benefit obligation less past service costs and actuarial gains and losses not yet recognized and less the fair value of plan assets out of which the obligations are to be settled.

     s.   REVENUE RECOGNITION

          Revenues are recognized when the amount of revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Group and the costs incurred or to be incurred can be measured reliably. Revenues are measured at the fair value of the consideration received excluding any trade discounts or volume rebates.

          The following specific recognition criteria must also be met before revenue is recognized:

          REVENUES FROM SALE OF GOODS

          Revenue from the sale of goods is recognized when all the significant risks and rewards of ownership of the goods have passed to the buyer and the seller no longer retains managerial involvement to the degree associated with ownership over the goods sold, usually on delivery of the goods.

     t.   COST OF SALES

          Cost of sales includes expenses for storage and transportation of inventories to the end point of sale. Cost of sales also includes losses from write-downs of inventories and provisions for slow-moving inventories.

     u.   OPERATING SEGMENTS

          According to IFRS 8, the Company adopted the "management approach" in reporting on the financial performance of the operating segments.

          An operating segment is a component of the Group that meets the following three criteria:

          1.   Is engaged in business activities from which it may earn revenues and incur expenses, including revenues and expenses relating to intragroup transactions;

          2.   Whose operating results are regularly reviewed by the Group's chief operating decision maker (the CEO of the Company) to make decisions about resources to be allocated to the segment and assess its performance; and

          3.   For which separate financial information is available.

     v.   EARNINGS (LOSS) PER SHARE

          Earnings (loss) per share are calculated by dividing the net income
          (loss) attributable to equity holders of the parent by the weighted average number of ordinary shares outstanding during the period. Basic earnings (loss) per share only include shares that were actually outstanding during the period. Potential ordinary shares (employee options) are included in the computation of diluted earnings (loss)
          per share only when their conversion decreases earnings per share or increases loss per share. Furthermore, potential ordinary shares that are converted or exercised during the period are included in diluted earnings (loss) per share only until the conversion or exercise date and from that date in basic earnings (loss) per share.

                                     F - 25

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     w.   PROVISIONS

          In accordance with IAS 37, a provision is recognized when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement.

          If the effect of the time of money is material, provisions are measured based on discounted cash flows, using a pre-tax interest rate that reflects, where appropriate, those risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

     x.   STANDARDS ISSUED BUT NOT YET EFFECTIVE

          1.   IFRS 3 (REVISED) - BUSINESS COMBINATIONS AND IAS 27 (REVISED) -
               CONSOLIDATED AND SEPARATE FINANCIAL STATEMENTS

               IFRS 3 (Revised) and IAS 27 (Revised) (herein "the Standards")
               will be effective for annual periods beginning on January 1,
               2010,

               The principal changes expected to take place following the adoption of the Standards are:

               -    The definition of a business was broadened so that it also contains activities and assets that are not managed as a
                    business as long as they are capable of being managed as a business from a perspective of market participant.

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

               -    Subsequent recognition of a deferred tax asset for acquired temporary differences which did not meet the recognition
                    criteria at acquisition date will be recorded in profit of loss and not as adjustment to goodwill.

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

                                     F - 26

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

     x.   STANDARDS ISSUED BUT NOT YET EFFECTIVE (cont.)

          2.   IFRS 9 - FINANCIAL INSTRUMENTS:

               In November 2009, the IASB issued IFRS 9, "Financial
               Instruments", which represents the first phase of a project to replace IAS 39, "Financial Instruments: Recognition and
               Measurement". IFRS 9 focuses mainly on the classification and measurement of financial assets and it applies to all financial assets within the scope of IAS 39.

               According to IFRS 9, upon initial recognition, all the financial assets (including hybrid contracts with financial asset hosts)
               will be measured at fair value. In subsequent periods, debt instruments can be measured at amortized cost if both of the following conditions are met:

               -    the asset is held within a business model whose objective is to hold assets in order to collect the contractual cash
                    flows.

               -    the contractual terms of the financial asset give rise on
                    specified dates to cash flows that are solely payments of
                    principal and interest on the principal amount outstanding.

               Subsequent measurement of all other debt instruments and
               financial assets will be at fair value.

               Financial assets that are equity instruments will be measured in subsequent periods at fair value and the changes will be
               recognized in the statement of income or in other comprehensive income (loss), in accordance with the election of the accounting policy on an instrument-by-instrument basis. Nevertheless, if the equity instruments are held for trading, they must be measured at fair value through profit or loss. This election is final and irrevocable. When an entity changes its business model for managing financial assets it shall reclassify all affected financial assets. In all other circumstances, reclassification of financial instruments is not permitted.

               The Standard will be effective starting January 1, 2013. Earlier application is permitted. Early adoption will be made with a retrospective restatement of comparative figures, subject to the reliefs set out in the Standard.

               The Company is evaluating the possible effect of the adoption of the new Standard on the consolidated financial statements but is presently unable to assess such effect, if any.

          3.   IAS 1 - PRESENTATION OF FINANCIAL STATEMENTS:

               The amendment to IAS 1 deals with current or non-current
               classification of the liability component of a convertible instrument. Pursuant to the amendment, terms of a liability that can, at the option of the counterparty, be settled by the issue of the entity's equity instruments do not affect its
               classification as current or non-current. The amendment will be prospectively adopted starting from the financial statements for periods beginning on January 1, 2010. Earlier application is permitted.

               The Company believes that the effect of the amendment on the financial statements is not expected to be material.

          4.   IAS 32 - FINANCIAL INSTRUMENTS: PRESENTATION - CLASSIFICATION OF
               RIGHTS ISSUES:

               The amendment to IAS 32 determines that rights, options or share options to acquire a fixed number of the entity's equity
               instruments for a fixed amount of any currency are classified as equity instruments if the entity offers the rights, options or share options pro rata to all of its existing owners of the same class of its non-derivative equity instruments.

                                     F - 27

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 2: SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          5.   IAS 36 - IMPAIRMENT OF ASSETS:

               The amendment to IAS 36 defines the required accounting unit to which goodwill will be allocated for impairment testing of goodwill. Pursuant to the amendment, the largest unit permitted for impairment testing of goodwill acquired in a business
               combination is an operating segment as defined in IFRS 8,
               "Operating Segments" before the aggregation for reporting
               purposes. The amendment will be prospectively adopted starting from the financial statements for periods beginning on January 1,
               2010. Earlier application is permitted.

               The Company believes that the effect of the amendment on the financial statements is not expected to be material.

Note 3: -  BUSINESS COMBINATIONS

     ACQUISITION OF EXCELSIOR INC.

     On September 17, 2008, a Company's subsidiary acquired the entire business activity of Excelsior Inc. ("Excelsior"), a private company operating in the USA that specializes in the design and distribution of swimwear in the
     USA. The transaction was accounted for as business combination under IFRS
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

     The financial statements include the operating results of Excelsior from the date of acquisition and were immaterial to the results of the Group in
     2008.

     The fair value of the assets acquired and liabilities assume of Excelsior as of the date of acquisition is as follows:

                                                         FAIR VALUE
                                                        ------------
                                                       $ IN THOUSANDS
                                                        ------------

 Customer relationships                                 $      1,029
 Order backlog                                                   264
 Deferred tax liability                                         (323)
                                                        ------------

 Net assets                                                      970
 Goodwill                                                        344
                                                        ------------

Total Purchase cost                                     $      1,314
                                                        ============

Acquisition cost:

                                                       $ IN THOUSANDS
                                                        ------------

Cash paid                                               $        300
contingent consideration                                       1,014
                                                        ------------

Total                                                   $      1,314
                                                        ============

                                     F - 28

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 3: -  BUSINESS COMBINATIONS (cont.)

     Acquisition cost:

                                                       $ IN THOUSANDS
                                                        ------------

CASH OUTFLOW/INFLOW ON THE ACQUISITION

Cash and cash equivalents acquired with the Company
at the acquisition date                                 $          -
Cash paid                                                        300
                                                        ------------

Net cash flow                                           $        300
                                                        ============

     The goodwill created on the acquisition is allocated to the forecasted benefits derived from the synergy of activities combining of the Company and the purchased company. See goodwill update against contingent consideration.

     On November 23, 2009, the subsidiary and Excelsior signed an amendment to the selling agreement according to which, the period for royalties payments will be due immediately upon transfer of a final payment to excelsior in the amount of $200 thousand. On that date, the contingent consideration was extinguished partly against the balance of the goodwill, with an additional amount of $399 recognized in Selling and Marketing expenses.

Note 4:- TRADE RECEIVABLES, NET

                                                    AS OF DECEMBER 31,
                                                -------------------------
                                                   2009           2008
                                                ----------     ----------
                                                     $ IN THOUSANDS
                                                -------------------------

Trade Receivables (1)                           $   14,523     $   23,068
Notes Receivable                                        74            378
                                                ----------     ----------

                                                $   14,597     $   23,446
                                                ==========     ==========

(1) Net of  allowance for doubtful accounts     $      990     $      986
                                                ==========     ==========

     Impaired trade receivables are accounted for through recording an allowance for doubtful accounts.

     The movement in the allowance for doubtful accounts is as follows:

                                           $ IN THOUSANDS
                                             ----------

 BALANCE AS OF JANUARY 1, 2008               $      172
 Charge for the year                                865
 Derecognition of doubtful debts                    (51)
                                             ----------

 BALANCE AS OF DECEMBER 31, 2008             $      986

 Charge for the year                                 33
 Reversal of collected doubtful accounts            (29)
                                             ----------

 BALANCE AS OF DECEMBER 31, 2009             $      990
                                             ==========

                                     F - 29

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 4 :- TRADE RECEIVABLES, NET (cont.)

     At December 31, 2009, the aging analysis of the trade receivables is as follows:

                                  PAST DUE TRADE RECEIVABLES BUT NOT IMPAIRED WITH AGEING OF
                 NEITHER PAST DUE -------------------------------------------------------
                   (NOR IMPAIRED)  UNDER 30   30 - 60     60 - 90    90 - 120    OVER 120
                      AGEING        DAYS       DAYS        DAYS        DAYS        DAYS        TOTAL
                      -------     -------     -------     -------     -------     -------     -------
                                                      $ IN THOUSANDS
                      -------------------------------------------------------------------------------

DECEMBER 31, 2009      14,199         101         259           -           -          38      14,597
                      =======     =======     =======     =======     =======     =======     =======

DECEMBER 31, 2008     $18,954     $ 1,778     $   800     $   416     $   642     $   856     $23,446
                      =======     =======     =======     =======     =======     =======     =======

Note 5: OTHER CURRENT ASSETS

                                                          AS OF DECEMBER 31,
                                                     -----------------------------
                                                         2009             2008
                                                     ------------     ------------
                                                            $ IN THOUSANDS
                                                     -----------------------------

Prepaid expenses                                     $        358     $        545
Advances to suppliers                                         995              974
Government authorities                                      1,063            1,001
Accrued income                                                123              543
Current maturity of subordinated note receivable                -              300
Derivatives                                                   195              196
Other                                                         158              999
                                                     ------------     ------------

                                                     $      2,892     $      4,558
                                                     ============     ============

Note 6: INVENTORIES

                                                           AS OF DECEMBER 31,
                                                     -----------------------------
                                                         2009             2008
                                                     ------------     ------------
                                                            $ IN THOUSANDS
                                                     -----------------------------

Raw Materials                                        $      7,148     $     12,343
Work in process                                             7,650           11,323
Finished goods                                              4,980            8,459
                                                     ------------     ------------

                                                     $     19,778     $     32,125
                                                     ============     ============

     The amount of inventories write-off recognized in cost of sales is $ 2,808 thousand (2008 - $4,523 thousand).

                                     F - 30

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 7: -PROPERTY, PLANT AND EQUIPMENT

     a.   Composition and movement:

          2009

                                                                                 OFFICE
                                                    MACHINERY                   FURNITURE
                                      LAND AND         AND           MOTOR         AND          LEASEHOLD
                                     BUILDINGS      EQUIPMENT       VEHICLES     EQUIPMENT    IMPROVEMENTS       TOTAL
                                     ---------      ---------      ---------     ---------      ---------      ---------
                                                                      $ IN THOUSANDS
                                     -----------------------------------------------------------------------------------

 COST

 Balance as of January 1, 2009       $   5,918      $ 148,211      $     422     $   8,389      $   6,284      $ 169,224
 Additions during the year                   9            174              -            95            333            611
 Disposals during the year
   (through sale)                            -            (19)             -             -              -            (19)
  Disposals (fully depreciated
   assets)                                   -              -              -        (2,230)          (148)        (2,378)
                                     ---------      ---------      ---------     ---------      ---------      ---------

 Balance as of December 31,
 2009                                $   5,927      $ 148,366      $     422     $   6,254      $   6,469      $ 167,438
                                     ---------      ---------      ---------     ---------      ---------      ---------

 ACCUMULATED DEPRECIATION AND
 IMPAIRMENT

 Balance as of January 1, 2009       $   1,542      $  92,036      $     412     $   6,544      $   2,277      $ 102,811
 Additions during the year                 207          7,911              6           386            393          8,903
 Disposals during the year
   (through sale)                            -            (18)             -             -              -            (18)
  Disposals (fully depreciated
   assets)                                   -              -              -        (2,230)          (148)        (2,378)
                                     ---------      ---------      ---------     ---------      ---------      ---------

 Balance as of December 31,
 2009                                $   1,749      $  99,929      $     418     $   4,700      $   2,522      $ 109,318
                                     ---------      ---------      ---------     ---------      ---------      ---------

IMPAIRMENT
Balance as of January 1, 2009        $     372      $   1,344              -     $     419              -      $   2,135
Impairment charge (Reversal
  of impairment loss), net                  82           (738)             -            63              -           (593)
Reduction during the year                  (17)          (276)             -           (49)             -           (342)
                                     ---------      ---------      ---------     ---------      ---------      ---------
Balance as of December 31, 2009      $     437      $     330              -     $     433              -      $   1,200
                                     ---------      ---------      ---------     ---------      ---------      ---------

 NET BOOK VALUE, AS OF
 DECEMBER 31, 2009                   $   3,741      $  48,107      $       4     $   1,121      $   3,947      $  56,920
                                     =========      =========      =========     =========      =========      =========

                                     F - 31

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 7: -PROPERTY, PLANT AND EQUIPMENT (Cont.)

     a.   Composition and movement: (Cont.)

          2008

                                                                              OFFICE
                                                 MACHINERY                   FURNITURE
                                   LAND AND         AND           MOTOR         AND          LEASEHOLD
                                   BUILDINGS     EQUIPMENT      VEHICLES      EQUIPMENT    IMPROVEMENTS       TOTAL
                                   ---------     ---------      ---------     ---------      ---------      ---------
                                                                    $ IN THOUSANDS
                                   ----------------------------------------------------------------------------------

 COST

 Balance as of January 1, 2008     $   5,281     $ 147,207      $     422     $   8,209      $   6,222      $ 167,341
 Additions during the year               637         1,030              -           188            484          2,339
 Disposals during the year
   (through sale)                          -           (26)             -            (8)          (422)          (456)
                                   ---------     ---------      ---------     ---------      ---------      ---------

 Balance as of December 31,
 2008                              $   5,918     $ 148,211      $     422     $   8,389      $   6,284      $ 169,224
                                   ---------     ---------      ---------     ---------      ---------      ---------

 ACCUMULATED DEPRECIATION AND
 IMPAIRMENT

 Balance as of January 1, 2008     $   1,349     $  84,275      $     399     $   6,232      $   2,299      $  94,554
 Additions during the year               193         7,781             13           312            189          8,488
 Disposals during the year
   (through sale)                          -           (20)             -             -           (211)          (231)
                                   ---------     ---------      ---------     ---------      ---------      ---------

 Balance as of December 31,
 2008                              $   1,542     $  92,036      $     412     $   6,544      $   2,277      $ 102,811
                                   ---------     ---------      ---------     ---------      ---------      ---------

IMPAIRMENT
Balance as of January 1, 2008              -             -              -             -              -              -
 Additions during the year               372         1,344              -           419              -          2,135
                                   ---------     ---------      ---------     ---------      ---------      ---------
 Balance as of December 31,
 2008                              $     372     $   1,344              -     $     419              -      $   2,135
                                   ---------     ---------      ---------     ---------      ---------      ---------

 NET BOOK VALUE, AS OF
 DECEMBER31, 2008                  $   4,004     $  55,022      $      10     $   1,426      $   4,007      $  64,469
                                   =========     =========      =========     =========      =========      =========

     d.   IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT

          The Company engaged a qualified independent appraiser in order to determine the fair value of its cash generating units (including buildings, machinery and equipment, office furniture and equipment and leasehold improvements) for the purpose of assessing recoverability.
          As a result of the aforementioned valuation, the Company recorded in
          2009, an impairment reversal, net in the amount of $496 thousand: Due to cash generating unit Cut&Sew the Company recorded a loss from impairment in the amount of $237 thousand, due to cash generating unit
          Seamless the Company recorded an impairment reversal in the amount of
          $394 thousand, and due to cash generating unit regarding knitting machines that the Company leased in USA recorded an impairment reversal in the amount of $339 thousand. In 2008 the Company recorded an impairment loss amounting to $2,135 thousand, which was allocated to cash generating unit Seamless. This loss, and a reversal of part of it, as mentioned above, was calculated by matching fixed assets items to their recoverable amount. The recoverable amount is the fair value less costs to sell. A loss from impairment and a reversal of part of it, as mentioned above, were recorded in the statements of income in other expenses (income).

     d.   For liens, see Note 17.

                                     F - 32

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 8: - GOODWILL AND INTANGIBLE ASSETS

                                                                      CUSTOMER
                                                                    RELATIONSHIPS
                                                        COMPUTER     AND ORDER
                                                        SOFTWARE       BACKLOG     GOODWILL       TOTAL
                                                        --------      --------     --------      --------
                                                                         $ IN THOUSANDS
                                                        -------------------------------------------------

 COST
 Balance as of January 1, 2008                          $  2,941      $      -     $      -      $  2,941
 Additions - purchased separately                            224             -            -           224
 Additions - Acquisition of Excelsior
 activity (Note 3)                                             -         1,293          344         1,637
                                                        --------      --------     --------      --------

 Balance as of December 31, 2008                        $  3,165      $  1,293     $    344      $  4,802
 Additions - purchased separately                             75             -            -            75
 Disposals (fully amortized)                              (1,561)            -            -        (1,561)
 Extinguishment of contingent consideration against
   goodwill                                                    -             -         (344)         (344)
                                                        --------      --------     --------      --------

 Balance as of December 31, 2009                        $  1,679      $  1,293     $      -      $  2,972
                                                        --------      --------     --------      --------

 ACCUMULATED AMORTIZATION
 Balance as of January 1, 2008                          $  2,344      $      -     $      -      $  2,344
 Amortization                                                251           186            -           437
                                                        --------      --------     --------      --------

 Balance as of December 31, 2008                        $  2,595      $    186     $      -      $  2,781
 Additions - purchased separately                            227           468            -           695
Disposal (fully amortized)                                (1,561)            -            -        (1,561)
                                                        --------      --------     --------      --------
 Balance as of December 31, 2009                        $  1,261      $    654     $      -      $  1,915
                                                        --------      --------     --------      --------

IMPAIRMENT
Balance as of January 1, 2009                                  -             -            -             -
 Additions during the year                                    97             -            -            97
                                                        --------      --------     --------      --------
 Balance as of December 31, 2009                        $     97      $      -     $      -      $      -

 NET BALANCE

 As of December 31, 2009                                $    321      $    639     $      -      $    960
                                                        ========      ========     ========      ========
 As of December 31, 2008                                $    570      $  1,107     $    344      $  2,021
                                                        ========      ========     ========      ========

     AMORTIZATION EXPENSE

     Amortization expense for intangible assets is classified in the statements of income as follows:

                                            FOR THE YEAR ENDED
                                               DECEMBER 31
                                   ----------------------------------
                                     2009         2008         2007
                                   --------     --------     --------
                                             $ IN THOUSANDS
                                   ----------------------------------

Cost of sales                      $    227     $    251     $    249
Selling and Marketing expenses          468          186            -
                                   --------     --------     --------
                                   $    695     $    437     $    249
                                   ========     ========     ========

                                     F - 33

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 9: - SUBORDINATED NOTE RECEIVABLE

     In 2006, the Company exercised its option to sell its holdings in
     AlbaHealth ("Alba"). The sale was made for a total consideration of $13 million, of which $10 million was paid to the Company in cash and $3 million was payable to the Company on August 31, 2009 in accordance with an agreement for issuance of a subordinated note bearing market interest at
     LIBOR + 3%, subject to repayment of Alba's debt to a bank in the USA. The agreement was signed by Alba, Suntrust (Alba's major lender) and Tefron
     USA. In accordance with the agreement, Tefron USA is entitled to receive interest on the note for as long as Alba is in compliance with its credit commitments to Suntrust, as set forth in the agreement between Alba and
     Suntrust. In 2008, Alba failed to comply with one of the financial covenants. Therefore it was in breach of its credit commitment, and acted to replace its sources of financing.

     On December 31, 2008, Alba signed a new loan agreement with BB&T Bank.
     Suntrust and Tefron USA were also parties to this agreement, and have consented for the note to be paid in ten equal installments of $300 thousand. Payments were made quarterly starting on October 1, 2009 and bear an interest of LIBOR + 3%.

     On September 24, 2009 the subordinated note, was early repaid, by mutual agreement between the parties. According to the agreement Alba paid Tefron
     $1,715 thousand and settled all the interest payments that were lagged. Due to the aforesaid early repayment, the Company recorded a $1,285 thousand capital loss.

Note 10: - SHORT - TERM LOANS

     a.   COMPOSITION:

                                               WEIGHTED                                              AS OF
                                                AVERAGE                                             DECEMBER
                                             INTEREST RATE        AS OF DECEMBER 31, 2009           31, 2008
                                              ----------     ----------------------------------     --------
                                              DECEMBER 31,
                                                 2009         IN NIS      IN U.S. $     TOTAL        TOTAL
                                              ----------     --------     --------     --------     --------
                                                   %                         $ IN THOUSANDS
                                              ----------     -----------------------------------------------

Short-term credit from banks                  LIBOR+2.75          299       13,947       14,246        9,323
Current maturities of long-term loans                               -        4,151        4,151        4,151
Long-term loans classified as current (b)     LIBOR + 1%            -        7,450        7,450       11,335
                                                             --------     --------     --------     --------

                                                                  299       25,548       25,847       24,809
                                                             ========     ========     ========     ========

     b.   In 2009 and 2008 the Company failed to comply with its debt covenants.
          As required by IAS 1, the Company classified its long-term loans as current in both 2008 and 2009. Notwithstanding the aforementioned, the
          Company received waivers from the banks subsequent to the year end in both years. See also note 24b, regarding a new agreement with the banks, signed on March 2, 2010.

                                     F - 34

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 10: - SHORT - TERM LOANS (Cont.)

     c.   MATURITIES AFTER THE BALANCE SHEET DATE AS OF DECEMBER 31, 2009:

                                                YEAR 1       YEAR 2       YEAR 3       TOTAL
                                               --------     --------     --------     --------

 Short-term credit from banks                    14,246            -            -       14,246
 Current maturities of long-term loans            4,151            -            -        4,151
 Long-term loans classified as current (b)            -        4,151        3,299        7,450
                                               --------     --------     --------     --------

 Total                                           18,397        4,151        3,299       25,847
                                               ========     ========     ========     ========

     d.   For collaterals, see Note 17.

     e.   On March 2, 2010, the company signed a final agreement with the banks for the restructuring of the Company's current credit lines and long-term loans. As part of the restructuring, all of the existing debts were reorganized to current and non-current (with different maturities of up to 10 years), Whereas, loans in a cumulated amount of
          $20 million are to be repaid starting the third year from the date of receiving the loans.

Note 11: TRADE PAYABLES

                                    AS OF DECEMBER 31,
                              -----------------------------
                                  2009             2008
                              ------------     ------------
                                      $ IN THOUSANDS
                              -----------------------------

Trade Payables                $     14,826     $     22,953
Notes Payable                          216            2,214
                              ------------     ------------

                              $     15,042     $     25,167
                              ============     ============

Note 12: OTHER CURRENT LIABILITIES

                                    AS OF DECEMBER 31,
                              -----------------------------
                                  2009             2008
                              ------------     ------------
                                      $ IN THOUSANDS
                              -----------------------------

Payroll accruals              $      3,812     $      3,528
Accrued expenses                       533            1,177
Tax Authorities (*)                    293            2,111
Other current liabilities            1,028              820
                              ------------     ------------

                              $      5,666     $      7,636
                              ============     ============

     *)   In January 2009, the Company reached an agreement with the Israeli Tax
          Authorities with regard to payment of taxes in arrears by
          installments. Amounts due more than one year after the balance sheet date are presented under other non-current liabilities.

                                     F - 35

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 13: LOANS FROM BANKS

     a.   COMPOSITION:

          AS OF DECEMBER 31, 2009

                       WEIGHTED                         BALANCE NET
                        AVERAGE                          OF CURRENT
                     INTEREST RATE        BALANCE        MATURITIES
                     -------------     ------------     ------------
                           %                  $ IN THOUSANDS
                     -------------     -----------------------------

Loans from banks     LIBOR + 1.2-2           11,601            7,450(1)
                                       ============     ============

          (1)  Classified to short term loans, see note 10.

     b.   FINANCIAL COVENANTS

          In accordance with the new agreement, signed on March 2, 2010 with the banks, the Company is required to be in compliance with financial covenants, including all the following financial ratios:

          1.   The Company's Earnings Before Interest, Taxes, Depreciation and
               Amortization ("EBITDA") will be positive according to the
               Company's 2010 consolidated financial statements (this financial covenant was amended by agreement with the bank lenders on July
               11, 2010, requiring EBITDA of not more than a negative EBITDA of
               $2.1 million);

          2.   The Company's shareholders' equity, according to the quarterly and annually consolidated financial statements will not be less than $35 million;

          3.   The total amount of the cash and cash equivalents, trade
               receivables, other current assets and inventory balances of the
               Company, pursuant to the consolidated financial statements (on a quarterly and annual basis) will not be less than $33 million;

          4.   The balance of the Company's trade receivables will not be less than $9 million, according to its consolidated financial
               statements (on a quarterly and annual basis).

          According to the agreement, unless the parties agree on new financial covenants for 2011 (including with regard to the salary limitations of the officers of the Group companies, on which the Group is required to comply effective from January 1, 2011) by November 30, 2010, the
          Company shall be required to comply with the financial covenants, which were in effect prior to the new agreement signed on March 2,
          2010,.

          Furthermore, the agreements contain restrictions that limit the Group ability to make certain investments or obtaining additional loans, material sale of assets, dividend distribution or other payments to shareholders.

          Failure to comply with the aforementioned covenants shall enable the banks to demand immediate repayment in full of all credit extended to the Company.

          Up to December 31, 2009, the terms of the then existing long-term bank loans required the Company to comply with financial covenants, including the following financial ratios:

               o    Shareholders' equity shall not be less than $40 million.

               o    Ratio of shareholders' equity to Total assets shall not be less than 20%.

               o    Ratio of total liabilities to banks to EBITDA shall not
                    exceed 9.5.

          As of December 31, 2009 and 2008, the Company was in breach of the
          EBITDA covenant. Subsequent to the balance sheet date, the Company received waivers from all banks, as discussed in Note 10b.

                                     F - 36

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 14: FINANCIAL INSTRUMENTS

     a.   The financial assets and financial liabilities in the balance sheet are classified by groups of financial instruments pursuant to IAS 39:

                                                                    DECEMBER 31,
                                                           -----------------------------
                                                               2009             2008
                                                           ------------     ------------
                                                                  $ IN THOUSANDS
                                                           -----------------------------

Financial assets:

Financial assets at fair value through profit or loss:

Derivatives                                                $        195     $        196
                                                           ============     ============
Available-for-sale financial assets                                 737              847
                                                           ============     ============
Loans and receivables - subordinated note receivable                  -            3,000
                                                           ============     ============

Financial liabilities:

Financial liabilities measured at amortized cost           $     25,847     $     24,809
                                                           ============     ============

     b.   FINANCIAL RISKS FACTORS

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

          The Board establishes documented objectives for the overall risk management activities as well as specific policies with respect to certain exposures to risks such as currency risk, interest rate risk, credit risk, the use of derivative financial instruments and non-derivative financial instruments.

          1.   MARKET RISKS:

               a.   FOREIGN CURRENCY RISK:

                    Foreign currency risk is the risk that the fair value or
                    future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group's
                    exposure to the risk of changes in foreign exchange rates
                    relates primarily to the Group's operating activities (when revenue or expense are denominated in a different currency from the Group's functional currency)

                    The Group operates in a large number of countries and is
                    exposed to foreign currency risk resulting from the exposure to different currencies, mainly the New Israeli Shekel
                    ("NIS"). Foreign exchange risk arises from forward
                    commercial transactions and recognized assets and
                    liabilities denominated in a different currency from the
                    functional currency of the Company. The risk management unit is responsible for managing the net position of each foreign currency by entering into forward exchange contracts,
                    according to the Company's hedging policy.

                    Management's policy is to hedge forecasted payroll expenses denominated in NIS, its payments to suppliers in NIS and its sales in Euro. The hedging level is examined from time to
                    time, according to the market condition.

                                     F - 37

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 14: FINANCIAL INSTRUMENTS (CONT.)

          1.   MARKET RISKS (cont.):

               b.   INTEREST RISK:

                    Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group's exposure to the risk of changes in market interest rates relates
                    primarily to the Group's short and long-term debt
                    obligations with floating interest rates (the long-term
                    loans are linked to the LIBOR and PRIME base interest rate).

          2.   CREDIT RISK:

               Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss.

               The Group has no significant concentrations of credit risk. The
               Group has a policy to ensure collection through sales of its products to wholesalers with an appropriate credit history.

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

               The Company maintains cash and cash equivalents and other
               financial instruments in various financial institutions in Israel and in other countries in which the Company works. The Company's policy is to diversify its investments among the various
               institutions.

               As of December 31, 2009, cash and cash equivalents totaled $
               1,904 thousand.

               The Company's revenues are mainly from customers in the United
               States and Europe. Outstanding customer receivables are regularly monitored by the Company, and allowances for doubtful accounts which, according to the Company's evaluation, adequately reflect the expected loss of debts whose collection is doubtful, were recorded in the financial statements

          3.   LIQUIDITY RISK:

               Liquidity risk is the risk that the Company will not be able to pay its financial liabilities at payment date.

               The Group's objective is to maintain a balance between continuity of funding and flexibility through the use of bank overdrafts, and bank loans.

               The Company's management is responsible for handling the Group's liquidity risk, The Company's management has a plan for managing financial risks and liquidity for the short, medium and long term according to the Company's needs. The Company manages the
               liquidity risk by performing updating financial forecasts.

                                     F - 38

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 14: FINANCIAL INSTRUMENTS (CONT.)

               The table below presents the maturity dates of the Group's financial obligations based on contractual undiscounted payments:

               AS OF DECEMBER 31, 2009

                             LESS THAN         1 TO 2           2 TO 3
                              1 YEAR            YEARS            YEARS            TOTAL
                           ------------     ------------     ------------     ------------
                                                    $ IN THOUSANDS
                           ---------------------------------------------------------------

Loans from banks           $     18,397     $      4,151     $      3,299     $     25,847
Trade payables                   15,042                -                -           15,042
Other accounts payable            5,374                -                -            5,374
Other liabilities                   292            1,838                -            2,130
                           ------------     ------------     ------------     ------------
                           $     39,105     $      5,989     $      3,299     $     48,393
                           ============     ============     ============     ============

               AS OF DECEMBER 31, 2008

                             LESS THAN         1 TO 2          2 TO 3           3 TO 4
                              1 YEAR           YEARS            YEARS            YEARS            TOTAL
                           ------------     ------------     ------------     ------------     ------------
                                                            $ IN THOUSANDS
                           --------------------------------------------------------------------------------

Loans from banks           $     13,474     $      4,151     $      4,151     $      3,033     $     24,809
Trade payables                   25,167                -                -                -           25,167
Other accounts payable            5,525                -                -                -            5,525
Other liabilities                 2,111              915              394                -            3,420
                           ------------     ------------     ------------     ------------     ------------
                           $     46,277     $      5,066     $      4,545     $      3,033     $     58,921
                           ============     ============     ============     ============     ============

     c.   FAIR VALUE

          The carrying amount of cash and cash equivalents, trade receivables, other current assets, subordinated note receivable, short - term loans from banks and long-term loans, trade payables and other current liabilities approximate their fair value.

     d.   CLASSIFICATION OF FINANCIAL INSTRUMENTS BY FAIR VALUE HIERARCHY:

          The financial instruments presented in the balance sheet at fair value are grouped into classes with similar characteristics using the following fair value hierarchy which is determined based on the lowest significant source of input used in measuring fair value:

          Level 1   -    quoted prices (unadjusted) in active markets for
                         identical assets or liabilities.

          Level 2   -    inputs other than quoted prices included within Level 1
                         that are observable either directly or indirectly.

          Level 3   -    inputs that are not based on observable market data
                         (valuation techniques which use inputs that are not
                         based on observable market data).

                                     F - 39

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 14: FINANCIAL INSTRUMENTS (CONT.)

     d.   Classification of financial instruments by fair value hierarchy
          (Cont.):

          FINANCIAL LIABILITIES MEASURED AT FAIR VALUE:

          December 31, 2009:

                                                            LEVEL 1        LEVEL 2        LEVEL 3
                                                          ----------     ----------     ----------
                                                                       $ IN THOUSANDS
                                                          ----------------------------------------

Financial liabilities at fair value through profit or
   loss:
Foreign exchange foreign contracts - hedged                        -            195              -

Available for sale financial assets:
Mortgage-backed securities                                         -              -            737
                                                          ----------     ----------     ----------

                                                                   -            195            737
                                                          ==========     ==========     ==========

          During 2009, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

          Changes in financial assets classified as Level 3:

                                                             AVAILABLE-FOR-SALE
                                                                 FINANCIAL
                                                                   ASSETS
                                                              $ IN THOUSANDS
                                                                ----------

Balance as of January 1, 2009                                   $      847

Total recognized gains (losses):
   In other comprehensive income (loss)                               (110)
                                                                ----------
Balance as of December 31, 2009                                 $      737
                                                                ==========

Total gain (loss) for the year included in profit or loss
   relating to assets held at the end of the reporting year     $        -
                                                                ==========

     e.   DERIVATIVES AND CASH FLOW HEDGING

          The Group in Israel is exposed mainly to foreign currency risk.

          As of December 31, 2009 and 2008 the Group held forward contracts and
          Call and Put options in foreign currency for the purpose of hedging the following: its Israeli employees wages , its purchases of expected future raw materials from local suppliers, and expected sales in Euro to the Company's customers in Europe. all the above-mentioned transactions are considered highly probable.

          The cash flow hedges of expected future purchases in January through
          March 2010 were assessed to be highly effective, and as of December
          31, 2009, net unrealized gain amounting to $95 thousand, plus deferred tax liability amounting to $24 thousand, was included in the statement of comprehensive income.

          The cash flow hedges of expected future sales in January through April
          2010 were assessed to be highly effective, and as of December 31,
          2009, net unrealized gain amounting to $20 thousand, plus deferred tax liability amounting to $7 thousand, was included in statement of comprehensive income.

                                     F - 40

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 14: FINANCIAL INSTRUMENTS (CONT.)

     e.   DERIVATIVES AND CASH FLOW HEDGING (Cont.)

          The cash flow hedges of expected future purchases in January through
          March 2009 were assessed to be highly effective, and as of December
          31, 2008, net unrealized gain amounting to $47 thousand, plus deferred tax liability amounting to $16 thousand, was included in statement of comprehensive income.

          The cash flow hedges of expected future wages payments in January 2009 was assessed to be highly effective, and as of December 31, 2008, net unrealized loss amounting to $28 thousand, plus deferred tax asset amounting to $17 thousand, was included in statement of comprehensive income.

          The cash flow hedges of expected future sales in January through March of 2009 were assessed to be highly effective, and as of December 31,
          2008, net unrealized gain amounting to $4 thousand, plus deferred tax liability amounting to $1 thousand, was included in statement of comprehensive income.

          The following are details of the Group's financial derivatives:

                                     EXERCISE / EXPIRATION   PAR VALUE ($       FAIR VALUE
                                              DATE           IN THOUSANDS)    $ IN THOUSANDS
                                        ----------------     ------------      ------------

December 31, 2009

Forward transactions purchased, net     Jan. - May. 2010     $      6,692      $        195
                                                             ============      ============

December 31, 2008

Forward transactions purchased, net     Jan. - Jun. 2009     $     13,483      $        196
                                                             ============      ============

Options purchased:
Call options                            Jan. - Feb. 2009     $     (2,000)     $        (88)
                                                             ============      ============

Put options                             Jan. - Feb. 2009     $      2,000      $          1
                                                             ============      ============

     f.   SENSITIVITY TESTS RELATING TO CHANGES IN MARKET FACTORS

          Changes in interest rates for financial liabilities as of December 31 would have increased (decreased) shareholders' equity and income or loss by the following amounts. This analysis assumes that all other variables are constant and ignores tax implications.

                                        SENSITIVITY TEST TO CHANGES IN
                                               INTEREST RATES
                                        ------------------------------
                                           GAIN (LOSS) FROM CHANGE
                                        ------------------------------
                                       1% INCREASE IN    1% DECREASE IN
                                          INTEREST          INTEREST
                                        ------------      ------------
                                                $ IN THOUSANDS
                                        ------------------------------

2009                                    $       (430)     $        430
                                        ============      ============

2008                                    $     (2,170)     $      2,170
                                        ============      ============

                                     F - 41

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 14: FINANCIAL INSTRUMENTS (CONT.)

     f.   SENSITIVITY TESTS RELATING TO CHANGES IN MARKET FACTORS (Cont.)

          Changes in NIS exchange rates as of December 31 would have increased
          (decreased) shareholders' equity and income or loss by the following amounts. This analysis assumes that all other variables are constant and ignores tax implications.

                                       SENSITIVITY TEST TO FLUCTUATIONS
                                            IN NIS EXCHANGE RATE
                                        -------------=---------------
                                            GAIN (LOSS) FROM CHANGE
                                        -----------------------------
                                       1% INCREASE IN    1% DECREASE IN
                                        EXCHANGE RATE    EXCHANGE RATE
                                        ------------     ------------
                                               $ IN THOUSANDS
                                        -----------------------------

2009                                    $      1,420     $     (1,420)
                                        ============     ============

2008                                    $      1,700     $     (1,700)
                                        ============     ============

          Changes in NIS exchange rates as of December 31 would have increased
          (decreased) shareholders' equity and income or loss by the following amounts. This analysis assumes that all other variables are constant and ignores tax implications.

                                                             GAIN (LOSS) FROM CHANGE
                                                          ------------------------------
                                                         1% INCREASE IN    1% DECREASE IN
                                                          MARKET FACTOR     MARKET FACTOR
                                                          ------------      ------------
FOREIGN CURRENCY                                                  $ IN THOUSANDS
                                                          ------------------------------

US DOLLAR

2009 - In respect of forward transactions and options     $       (300)     $        300

2008 - In respect of forward transactions and options     $     (1,000)     $      1,000

EURO

2009 - In respect of forward transactions                 $       (290)     $        290

2008 - In respect of forward transactions                 $        (35)     $        350

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

          The sensitivity test for long-term loans with variable interest was performed solely on the variable component of interest.

                                     F - 42

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 15: EMPLOYEE BENEFITS

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

          The post-employment employee benefits are normally financed by contributions classified as defined contribution plans or as defined benefit plans, as detailed below.

     b.   DEFINED CONTRIBUTION PLANS

          Section 14 of the Severance Pay Law, 1963 in Israel applies to part of the compensation payments, pursuant to which the fixed contributions paid by the Group into pension funds and/or policies of insurance companies release the Group from any additional liability to employees for whom such contributions were made. These contributions and contributions for compensation represent defined contribution plans.

                                                              FOR THE YEAR ENDED DECEMBER 31
                                                      ----------------------------------------------
                                                          2009             2008              2007
                                                      ------------     ------------     ------------
                                                                      $ IN THOUSANDS
                                                      ----------------------------------------------

Expenses in respect of defined contribution plans     $      1,072     $      1,170     $      1,139
                                                      ============     ============     ============

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

          1.   EXPENSES CHARGED TO THE STATEMENTS OF INCOME:

                                                               FOR THE YEAR ENDED DECEMBER 31
                                                       ------------------------------------------------
                                                           2009              2008               2007
                                                       ------------      ------------      ------------
                                                                       $ IN THOUSANDS
                                                       ------------------------------------------------

Current service cost                                   $        147      $        382      $        319
Interest cost on benefit obligation                              95               143               126
Expected return on plan assets                                  (35)              (55)              (43)
Other                                                            40              (121)              (82)
                                                       ------------      ------------      ------------
Total expenses in respect of employee benefits         $        247      $        349      $        320
                                                       ============      ============      ============

Actual return on plan assets                           $         37      $         10      $         43
                                                       ============      ============      ============

Expenses presented in the statements of income are
as follows:

Cost of sales                                          $        199      $        100      $        194
Sales and Marketing expenses                                     44               115                42
General and administrative expenses                               4               134                84
                                                       ------------      ------------      ------------
                                                       $        247      $        349      $        320
                                                       ============      ============      ============

                                     F - 43

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 15: EMPLOYEE BENEFITS (cont.)

     c.   DEFINED BENEFIT PLANS (Cont.)

          2.   PLAN ASSETS (LIABILITIES), NET

                                     AS OF DECEMBER 31,
                               ------------------------------
                                   2009              2008
                               ------------      ------------
                                       $ IN THOUSANDS
                               ------------------------------

Defined benefit obligation     $     (1,468)     $     (3,098)
Fair value of plan assets               739               929
                               ------------      ------------

Total liabilities, net         $       (729)     $     (2,169)
                               ============      ============

          3.   CHANGES IN PRESENT VALUE OF DEFINED BENEFIT OBLIGATION

                                   2009              2008
                               ------------      ------------
                                      $ IN THOUSANDS
                               ------------------------------

Balance as of January 1        $      3,098      $      2,425

Interest expenses                        95               143
Current service cost                    147               382
Benefits paid                          (770)             (574)
Net actuarial loss (gain)              (588)              222
Exchange rate differences              (514)              500
                               ------------      ------------

Balance as of December 31      $      1,468      $      3,098
                               ============      ============

                                     F - 44

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 15: EMPLOYEE BENEFITS (cont.)

     c.   DEFINED BENEFIT PLANS (Cont.)

          4.   PLAN ASSETS

               a)   PLAN ASSETS

                    Plan assets include assets held by a long-term employee
                    benefit fund and by qualifying insurance policies.

               b)   MOVEMENT IN FAIR VALUE OF PLAN ASSETS

               c)

                                           2009               2008
                                       ------------      ------------
                                               $ IN THOUSANDS
                                       ------------------------------

Balance as of January 1                $        929      $        940

Expected return                                  35                55
Employer contributions to the plan               72               118
Benefits paid                                  (216)             (152)
Net actuarial loss                              (20)              (42)
Exchange rate differentials                     (61)               10
                                       ------------      ------------

Balance as of December 31              $        739      $        929
                                       ============      ============

          5.   PRINCIPAL ASSUMPTIONS USED IN DETERMINING THE DEFINED BENEFIT
               PLAN

                                               YEAR ENDED DECEMBER 31,
                                   ----------------------------------------------
                                       2009             2008              2007
                                   ------------     ------------     ------------
                                                          %
                                   ----------------------------------------------

Discount rate                               5.4          3.9-4.6          3.9-4.6
                                   ============     ============     ============

Expected return on plan assets          3.6-5.4            5-6.7            5-6.7
                                   ============     ============     ============

Expected salary increase rate                 0                0                0
                                   ============     ============     ============

          6.   The amounts for the current and previous years:

                                                            YEAR ENDED DECEMBER 31,
                                                ----------------------------------------------
                                                    2009             2008             2007
                                                ------------     ------------     ------------
                                                                $ IN THOUSANDS
                                                ----------------------------------------------

Present value of defined benefit obligation     $      1,468     $      3,098     $      2,424
                                                ============     ============     ============

Fair value of plan assets                       $        739     $        929     $        940
                                                ============     ============     ============

Surplus in the plan                             $        729     $      2,169     $      1,485
                                                ============     ============     ============

                                     F - 45

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 16: INCOME TAXES

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

          TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF CAPITAL
          INVESTMENT, 1959 ("THE LAW")

          The Company's enterprises received a status of "approved enterprise"
          under the law for the Encouragement of Capital Investment, 1959.
          According to the Law, revenues from the approved enterprises, during the seven years from the first year the approved enterprise earns taxable income, provided that 7 years have not passed since the approval was granted or 12 years have not passed since the enterprise began operating, whichever is earlier ("benefit period"), will be taxed at reduced tax rate of between 10% and 25% (in accordance with the rate of foreign investments in the company). A company, in which foreign investments exceed 25%, is entitled to a 10-year benefit period. Approval letters dated January 1997 or later are entitled to a tax exemption in the first two years of the benefit period.

          Shareholders are taxed at a 15% tax rate (withheld) on dividends distributed from revenues from the approved operations, and at a 25%
          tax rate on dividends distributed from revenues from other sources, unless otherwise stipulated by tax treaties.

          TEFRON -Tefron has 9 approved investments under the grants track. The benefit period of 6 approved investments of the Company has ended, and as such income derived from these investments is taxable at the regular corporate tax rate in Israel. The ratio of the revenue derived from these investments is calculated according to growth in Company sales over and above sales before the beginning of these investments.
          The benefit period of 3 approved investments of the Company has yet to be ended.

          TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF CAPITAL
          INVESTMENT, 1959 ("THE LAW") (Cont.)

          HI-TEX - Hi-Tex has 3 approved investments under the grants track. The benefit period of them has yet to be ended.

          In addition, the Company's fourth plan is in accordance with Amendment
          60 of the Law ("the Amendment"), under the alternative track. Under the alternative track, the benefit period start date is from the year in which taxable revenue is first generated by the approved enterprise, provided that less than 12 years have elapsed since the start of the elective year. Under this track, the Company is tax exempt in the first ten years of the benefit period.

          The basic condition for receiving the benefits under this track is that the enterprise is "a competitive enterprise".

          Another condition for receiving the benefits under the alternative track is a minimum qualifying investment. This condition requires an investment in the acquisition of productive assets such as machinery and equipment, which must be carried out within three years. The minimum qualifying investment required for plant expansion is the higher of NIS 300 thousand and an amount equivalent to the "qualifying percentage" of the value of the productive assets. Productive assets that are used by the plant but not owned by it will also be viewed as productive assets.

                                     F - 46

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 16:  INCOME TAXES (CONT.)

     a.   TAX LAWS APPLICABLE TO GROUP COMPANIES (CONT.)

          The qualifying percentage of the value of the productive assets is as follows:

             THE VALUE OF PRODUCTIVE           THE NEW PROPORTION THAT THE
           ASSETS BEFORE THE EXPANSION      REQUIRED INVESTMENT BEARS TO THE
                (NIS IN MILLIONS)              VALUE OF PRODUCTIVE ASSETS
          ------------------------------    ---------------------------------

                 Up to NIS 140                             12%
               NIS 140 - NIS 500                            7%
               More than NIS 500                            5%

          The income qualifying for tax benefits under the alternative track is the taxable income of a company that has met certain conditions as determined by the Law ("a beneficiary enterprise"), and which is derived from an industrial enterprise or a hotel. The Law specifies the types of qualifying income that is entitled to tax benefits under the alternative track both in respect of an industrial enterprise and of a hotel, whereby income from an industrial enterprise includes, among others, revenues from the production and development of software products and revenues from industrial research and development activities performed for a foreign resident (and approved by the Head of the Administration of Industrial Research and Development).

          The Hi-Tex enterprise has elected 2007 as its elective year.
          Furthermore, on June 30, 2008 an application for a pre-ruling was filed with the Income Tax Professional Department, requesting beneficiary enterprise status and determination of 2007 as the elective year ("the application for a pre-ruling"). To date, response from the Tax Authorities has yet to be received.

                                     F - 47

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 16: INCOME TAXES (CONT.)

     a.   TAX LAWS APPLICABLE TO GROUP COMPANIES (CONT.)

          TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF CAPITAL
          INVESTMENT, 1959 ("THE LAW") (Cont.)

          As mentioned in Note 1c above, in January 2009 the Group placed all of the active wear and intimate apparel operations under Hi-Tex founded by Tefron Ltd. To this end, Tefron transferred most of its assets to
          Hi-Tex against allotment of additional Hi-Tex shares, pursuant to
          Section 104 of the Israeli Income Tax Ordinance. Therefore, Tefron
          applied to the Investment Center to indorse its approval to Hi-Tex. To date, response has yet to be received. In addition, Hi-Tex updated the application for a pre-ruling accordingly.

          MACRO - Macro has elected 2005 as the elective year under the alternative track, pursuant to the amendment to the Law. The Company informed the income tax assessor on its election in its letter from
          December 27, 2006.

          THE LAW FOR ENCOURAGEMENT OF INDUSTRY (TAXES), 1969

          The Company and its subsidiaries in Israel are "industrial companies"
          in conformity with the Industry Promotion Act (Taxes), 1969. The principal benefits to which the companies are entitled under this Act are accelerated depreciation on property, plant and equipment, a consolidated tax return and allowed deduction for tax purposes, over a three year period, of costs incurred in listing shares for trading.

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

     b.   TAX RATES APPLICABLE TO THE INCOME OF THE GROUP:

          In June 2004, an amendment to the Income Tax Ordinance (No. 140 and
          Temporary Provision), 2004 was passed by the "Knesset" (Israeli parliament) and on July 25, 2005, another law was passed, the amendment to the Income Tax Ordinance (No. 147) 2005, according to which, among others, the corporate tax rate is to be progressively reduced to the following tax rates: 2004 - 35%, 2005 - 34%, 2006 -
          31%, 2007 - 29%, 2008 - 27%, 2009 - 26%, 2010 and thereafter - 25%.

          In July 2009, the "Knesset" (Israeli Parliament) passed the Law for
          Economic Efficiency (Amended Legislation for Implementing the Economic
          Plan for 2009 and 2010), 2009, which prescribes, among others, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting 2011 to the following tax rates:
          2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and
          thereafter - 18%.

          The effect of the abovementioned change on the balances of deferred taxes has been a decrease in loss of approximately $ 888 thousand which was carried to taxes on income in 2009.

          The tax rate on a subsidiary in the United States is 34%.

                                     F - 48

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 16: INCOME TAXES (CONT.)

     b.   TAX RATES APPLICABLE TO THE INCOME OF THE GROUP (cont.):

          El Masira is incorporated in the Free Trade Zone in Jordan, and is taxed according to tax laws applicable in Jordan. The statutory tax rate in the Free Trade Zone in Jordan, for the industry in which the
          Group is engaged, is 0%.

     c.   FINAL TAX ASSESSMENTS

          The Company and its subsidiaries operating in Israel have final tax assessments through 2004. Major subsidiaries operating outside Israel have final tax assessments through 2007.

          The Company is subject to provisions of Income Tax Law (Rules for bookkeeping by foreign investment companies and certain partnerships and determination of taxable income), 1986. In accordance with the aforementioned provisions, the Company files for taxes on income purposes in accordance with provisions concerning bookkeeping, in USD.

     d.   CARRYFORWARD LOSSES FOR TAX PURPOSES AND OTHER TEMPORARY DIFFERENCES

          Tefron, Hi-Tex and Macro have carryforward losses for tax purposes as of December 31, 2009 amounting to $ 37,881 thousand, which may be used over an unlimited period. In respect of said balances and other deductible temporary differences relating to employee benefits and provision for doubtful accounts, the Company recorded in its financial statements deferred tax assets amounting to $ 9,216 thousand (because of their expected utilization as a result of deferred tax liabilities in the amount of $10,887 thousand, mainly property, plant and equipment). Furthermore, a subsidiary in the USA has carryforward losses for tax purposes amounting to $ 13,006 thousand as of December
          31, 2009. The Company estimates that these losses cannot be utilized;
          hence, no deferred tax asset has been recognized.

     e.   DEFERRED TAXES

          Composition:

                                              BALANCE SHEETS                       STATEMENTS OF INCOME
                                        --------------------------      ------------------------------------------
                                                DECEMBER 31                   FOR THE YEAR ENDED DECEMBER 31
                                        --------------------------      ------------------------------------------
                                           2009            2008            2009            2008            2007
                                        ----------      ----------      ----------      ----------      ----------
                                                                     $ IN THOUSANDS
                                        --------------------------------------------------------------------------

DEFERRED TAX LIABILITIES

Property, plant and equipment           $  (10,649)     $  (13,169)     $    2,520      $     (274)     $      (96)
Cash flow hedging transactions                 (38)            (15)              -               -               -
Actuarial profit in respect of
defined benefit plan                           (42)              -               -                               -
Acquisition of Excelsior                      (158)           (277)            119              48               -
                                        ----------      ----------

                                           (10,887)        (13,461)
                                        ----------      ----------
DEFERRED TAX ASSETS
Carryforward tax losses for tax
  purposes                                   8,528           5,390           3,138           5,021             161
Allowance for doubtful accounts                230             241             (11)            216             (11)
Employee benefits                              431             867            (436)            242             (85)
Available for sale financial assets             27               -               -               -               -
Actuarial loss in respect of a
  defined  benefit plan                          -              66               -               -               -
                                        ----------      ----------

                                             9,216           6,564
                                        ----------      ----------      ----------      ----------      ----------
Deferred tax income (expenses)                                          $    5,330      $    5,253      $      (31)
                                                                        ==========      ==========      ==========

Deferred tax liabilities, net           $   (1,671)     $   (6,897)
                                        ==========      ==========

                                     F - 49

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 16: INCOME TAXES (CONT.)

     e.   DEFERRED TAXES (cont.)

          Deferred taxes are presented in the balance sheet as follows:

                                      DECEMBER 31
                            ------------------------------
                                2009              2008
                            ------------      ------------
                                     $ IN THOUSANDS
                            ------------------------------

Non-current assets          $      1,409      $          -
Non-current liabilities           (3,080)           (6,897)
                            ------------      ------------
                            $     (1,671)     $     (6,897)
                            ============      ============

          The deferred taxes are computed at the average tax rate of 23.5%
          (2008-21.0%) based on the tax rates that are expected to apply upon realization.

          TAXES ON INCOME RELATED TO ITEMS CARRIED TO EQUITY:

                                                                                    DECEMBER 31
                                                                  ------------------------------------------------
                                                                      2009              2008              2007
                                                                  ------------      ------------      ------------
                                                                                  $ IN THOUSANDS
                                                                  ------------------------------------------------

Loss in respect of  investments available-for-sale securities     $        (27)     $          -      $          -
Actuarial gain (loss) in respect of defined benefit plan                   108               (66)                -
Gain in respect of cash flow hedging transactions                           38                 8               165
                                                                  ------------      ------------      ------------
                                                                  $        119      $        (58)     $        165
                                                                  ============      ============      ============

     f.   TAX INCOME (EXPENSE) INCLUDED IN STATEMENTS OF INCOME

                                                                                     DECEMBER 31
                                                                  ------------------------------------------------
                                                                      2009              2008              2007
                                                                  ------------      ------------      ------------
                                                                                  $ IN THOUSANDS
                                                                  ------------------------------------------------

Deferred taxes, see also (e) above                                $      5,330      $      5,253      $        (31)
Taxes in respect of previous years                                           -              (576)               66
                                                                  ------------      ------------      ------------

                                                                  $      5,330      $      4,677      $         35
                                                                  ============      ============      ============

          The Company does not intend to distribute dividends which would create a tax liability for its revenues from an "approved enterprise".

                                     F - 50

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 16: INCOME TAXES (CONT.)

     g.   A RECONCILIATION between the tax expense, assuming that all the income and expenses, gains and losses in the statement of income were taxed at the statutory tax rate and the taxes on income recorded in the statement of income is as follows:

                                                                     YEAR ENDED DECEMBER 31
                                                            ------------------------------------------
                                                              2009             2008              2007
                                                            --------         --------         --------
                                                                         $ IN THOUSANDS
                                                            ------------------------------------------

(Loss) income before taxes                                  $(22,723)        $(22,256)        $    547
                                                            ========         ========         ========

Statutory tax rate                                                26%              27%              29%
                                                            ========         ========         ========

Tax (tax saving) computed at the statutory tax rate           (5,908)          (6,009)             159

Increase (decrease) in taxes on income resulting from
   the following factors:

Non-deductible expenses for tax purposes                         155              379              105
Increase in unrecognized tax losses in the year                  192              146                -
Update of deferred tax balances due to changes in tax
   rates                                                         500                -                -
Taxes in respect of previous years                                 -              576              (66)
Others                                                          (269)             231             (233)
                                                            --------         --------         --------

Taxes (benefit) expense                                     $ (5,330)        $ (4,677)        $    (35)
                                                            ========         ========         ========

Effective tax rate                                              23.5%            21.0%            (6.4)%
                                                            ========         ========         ========

Note 17: CONTINGENT LIABILITIES, CONTRACTS AND LIENS

     a.   CONTINGENCIES

          1.   According to the law for the Encouragement of Capital Investment,
               1959, the Company and its subsidiaries received grants according to their investments in enterprises. The receiving of the grants is conditioned in applying all of the conditions in the
               application for a pre-ruling and also that at least 30% of the investments will be financed by the outstanding share capital.
               Lack of applying the conditions in the application for a
               pre-ruling will oblige the return of the grants with an addition of interest and linkage differences from the grant date.

               In order to fulfill the conditions related to receiving the investment grants, the Company and its subsidiaries recorded floating liens on their entire assets, in favor of the state of
               Israel.

                                     F - 51

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 17: CONTINGENT LIABILITIES, CONTRACTS AND LIENS (cont.)

     a.   CONTINGENCIES (cont.)

          2.   LEGAL PROCEEDINGS

               a.   On November 15, 2006, a former employee of the Company filed claims with the District Court and with the Labor Court
                    against the Company, a serving Board member of the Company and two former Board members of the Company. The plaintiff was convicted and jailed in Egypt in November 1996 on
                    charges of spying, while in Egypt on Company business. The plaintiff claims a direct link exists between his arrest in
                    Egypt and his employment by the Company in Egypt. The claim filed with the District Court and with the Labor Court
                    amounts to $2,000 thousand.

                    Group management estimates, based on the opinion of legal
                    counsel, that the claim is without merit, hence no provision was made for this claim. As of the report date, the claim is in the evidence stage and the next court session was set for
                    July 2010.

               b.   Two legal claims were filed against the Company by two
                    former employees. The total amount of the claims amounted to
                    $600 thousand. The claims were lodged due to claims
                    regarding the termination of the working relations. At this stage, the claims are in preliminary stages.

                    Group management estimates, based on the opinion of legal
                    counsel, that the provisions included in its financial
                    statements are sufficient to cover potential damage caused to it, if any, from those claims. These provisions were
                    presented in the statements of income under "general and
                    administrative expenses".

     b.   CONTRACTS

          COMMITMENT TO MAKE RENT PAYMENTS

          The facilities of the Company and most of its subsidiaries are located in buildings leased for various terms ending between 2012 and 2019.

          The aggregate minimum rent commitments under non-cancelable leases as of December 31 are as follows:

                             2009 (*)       2008
                             -------       -------
                                $ IN THOUSANDS
                             ---------------------

Year 1                       $ 2,172       $ 3,231
Years 2                        1,970         3,034
Years 3                        1,875         2,939
Years 4 and thereafter        11,633         1,309
                             -------       -------
                             $17,650       $10,513
                             =======       =======

          (*)  Minimum lease payments for 2009 are presented in accordance with the agreement signed with "Reit 1" in March 21, 2010, specified in Note 24 d below.

                                     F - 52

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 17: CONTINGENT LIABILITIES, CONTRACTS AND LIENS (Cont.)

     c.   LIENS

          1.   All liabilities to banks are secured by a floating lien on the
               Company's and the subsidiaries' existing and future assets, which permits the Company to dispose of assets in the normal course of business,.

          2.   To secure compliance with conditions of the "approved enterprise"
               status granted to the Company and its subsidiaries pursuant to the Capital Investment Promotion Act, 1959, the Company and its
               subsidiaries have pledged floating liens up to an unlimited amount on all their assets in favor of the State of Israel.

Note 18: SHAREHOLDERS' EQUITY

     a.   REVERSE SPLIT OF COMPANY SHARES

          On January 20, 2009, a special General Meeting approved a reverse split of Company share capital, such that 10 ordinary shares of NIS 1 par value each would be converted into one ordinary share of NIS 10 par value. The effective date for this reverse split was January 22,
          2009 at trading start on the Tel Aviv Stock Exchange. Earnings (loss)
          per share have been retrospectively adjusted in the Company's
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

     b.   SHARE CAPITAL COMPOSITION

                                                       DECEMBER 31, 2009
                                             -----------------------------------------
                                             AUTHORIZED       ISSUED        OUTSTANDING
                                             ---------       ---------       ---------
                                                         NUMBER OF SHARES
                                             -----------------------------------------

Ordinary shares, NIS 10 par value each       6,999,550       2,220,039       2,120,299
                                             =========       =========       =========

                                                        DECEMBER 31, 2008
                                             -----------------------------------------
                                            AUTHORIZED        ISSUED        OUTSTANDING
                                             ---------       ---------       ---------
                                                         NUMBER OF SHARES
                                             -----------------------------------------

Ordinary shares, NIS 10 par value each       4,999,550       2,220,039       2,120,299
                                             =========       =========       =========

                                     F - 53

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 18: SHAREHOLDERS' EQUITY (Cont.)

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

     d.   TREASURY SHARES

          As of the balance sheet date, Tefron Holdings (98) Ltd., a wholly-owned subsidiary of the Company, holds 99,740 Company shares, which constitute 4.49% of Company shares and whose cost is $7,408 thousand. The investment in these shares is recorded according to the
          "treasury shares" method in the equity.

          To secure a received loan, those shares are pledged to a bank.

     e.   OTHER CAPITAL RESERVES

          CAPITAL RESERVE FOR HEDGES

          The effective portion of the gain or loss (net of tax) on cash flow hedges is recognized directly in capital reserve for hedges.

          Net gain for cash flow hedges recognized in 2009 is $115 thousand
          (2008 - $23 thousand gain).

     f.   RIGHTS OFFERING, SHELF PROSPECTUS AND A PRIVATE PLACEMENT

          Regarding the rights offering, shelf prospectus and private placement occurred subsequent to the balance sheet date, see Note 24 c below.

     g.   DIVIDEND PAID

          On April 2, 2008, the Company declared a cash dividend to Company's shareholders as of April 14, 2008 ("the effective date"). The amount included in the statement of changes in shareholders' equity, amounting to $ 8,000 thousand, reflects a dividend of $ 0.377 per share outstanding on the dividend declaration date. The dividend was distributed on May 1, 2008.

     h.   CAPITAL MANAGEMENT IN THE COMPANY:

          The Company's capital management objectives are:

          1.   To preserve the Group's ability to ensure business continuity thereby creating a return for the shareholders, investors and other interested parties.

          2.   To ensure adequate return for the shareholders by pricing of products and services adjusted to the level of risk in the
               Group's business activity.

                                     F - 54

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 18: SHAREHOLDERS' EQUITY (Cont.)

     h.   CAPITAL MANAGEMENT IN THE COMPANY (CONT.)

          The Company acts to achieve a capital return at a level that is customary in the industry and markets in which the Company operates.
          This return is subject to changes depending on market factors in the
          Company's industry and business environment. The Company is under minimal equity requirements of $35 million according to the financial covenants included in the agreements with the lending banks and is not required to attain a certain level of capital return. In 2009 and
          2008, the Company achieved a negative capital return.

          As for loans from the banks (see also Note 13), the Company was required to meet financial covenants, including the ratio of equity to total balance of 1:5. As of December 31, 2009, the Company meets the condition required.

          In accordance to the financing reorganization agreement with the banks, as detailed in Note 13b, the Company's equity, shall be no less than $35 million during 2010.

Note 19: SHARE-BASED PAYMENT

     a.   EXPENSE RECOGNIZED IN FINANCIAL STATEMENTS

          The total share based compensation expense related to all of the
          Company's share based compensation, recognized for years ended
          December 31, 2009, 2008 and 2007, was comprised as follows:

                                                   FOR THE YEAR ENDED DECEMBER 31
                                                     --------------------------
                                                     2009       2008       2007
                                                     ----       ----       ----
                                                          $ IN THOUSANDS
                                                     --------------------------

Compensation related to options granted              $171       $240       $489
   to employees  and directors
Compensation related to options granted
   to an employee in a subsidiary                       -        247          -
                                                     ----       ----       ----

Total expense arising from share-based payment
  transactions                                       $171       $487       $489
                                                     ====       ====       ====

          Share-based payment transactions granted by the Company to its employees are described below. In 2007 a change was made in the benefit plan for the Company's former CEO - see section b2a below.
          During 2009 and 2008, there were no modifications or cancellations in the said benefit plans to employees.

     b.   SHARE-BASED PAYMENT PLAN TO COMPANY'S EMPLOYEES AND EXECUTIVES

          1.   STOCK OPTION PLAN FOR COMPANY EMPLOYEES AND EXECUTIVES

               a.   In September 1997, the Company's Board of Directors adopted a stock option plan in which options to acquire 116,605
                    ordinary shares would be granted to Board members,
                    executives, employees and consultants of the Company. At
                    shareholders meetings in August 1999, July 2001 and March
                    2004, it was resolved to increase the number of shares
                    issued under the stock option plan by 60,000, 50,000 and
                    44,627 ordinary shares, respectively. The exercise price for options yet to be granted would be determined by the
                    Company's Board of Directors. Most of the options vest after
                    3 to 4 years, and are due to expire 10 years after their
                    grant date, or upon termination of employment. The term of the option plan was originally 10 years, and was extended on
                    March 2008 for an additional 10 years, through March 1,
                    2018.

                                     F - 55

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 19: SHARE-BASED PAYMENT (Cont.)

     b.   SHARE-BASED PAYMENT PLAN TO COMPANY EMPLOYEES AND EXECUTIVES (Cont.)

          1.   STOCK OPTION PLAN FOR COMPANY EMPLOYEES AND EXECUTIVES (cont.)

               b.   On November 15, 2009, the Company's Board of Directors
                    approved a grant of 54,000 options (not listed for trading), to purchase 54,000 ordinary shares having a nominal value of
                    NIS 10 each to five senior officeholders in the Company, who are not interested parties in theCompany and who shall not become interested parties in the Company following the
                    grant. The allocation of the Options to the Offerees was
                    effected in accordance with the option plan for employees, officeholders and advisers of the Company, which was adopted by the Company's Board in September 1997, and amended in
                    January 2003.

                    Each Offeree's Options will vest over a three-year period.
                    The vesting period shall begin on the date on which the
                    Offeree's employment at the Company commenced (except with regard to one Offeree in respect of whom the vesting period shall begin on the date on which the Options were granted).
                    The exercise price for each option shall be the higher of:
                    (a) $5.06, which is the closing price of the Company's share on the Stock Exchange trading day on which the Company's
                    Board's resolution concerning the grant was adopted; (b) the average closing price of the Company's shares on the Stock
                    Exchange on ten trading days concluding on the day of the
                    Board's resolution concerning the grant.

                    The market price of the Company's shares on the grant date was $5.06. The fair value of the aforementioned stock option grant amounts to $73 thousand. Therefore, the Company
                    recorded expenses amounting to $6 thousand in 2009. This
                    expense was presented in the statements of income under
                    "selling and marketing expenses" and "general and
                    administrative expenses".

          2.   STOCK OPTIONS FOR COMPANY'S FORMER CEO'S

               a.   In April 2004, the Company granted its former CEO 65,000
                    options which may be exercised at an exercise price of $42.5 per share. The options vest in equal installments over a
                    four-year period starting in January 2004 and expire 10
                    years from the grant date. The market price of the Company's shares on the grant date was $58.5. The Company recorded
                    compensation expense of $303 thousand and $142 thousand in
                    2005 and 2006, respectively. This expense was presented in the statements of income under "general and administrative expenses". The agreement includes adjustment of the option exercise price in case of dividend distribution, by an
                    amount equal to the dividend per share. This adjustment
                    would apply to options which could not be exercised upon the dividend distribution date, whether because of non-vesting of the options or in case of compliance with Section 102 of the Israeli Income Tax Ordinance. In the third quarter of
                    2007, the Company's Board of Directors approved an amendment to the agreement, whereby the exercise price adjustment upon dividend distribution would apply in all cases to all 65,000 options, through October 22, 2008, whether or not the
                    options have vested by that date for dividends distributed through October 22, 2008. This approval is effective
                    retrospectively since October 2006. Consequent to the
                    amendment to the agreement, the Company recorded an
                    additional expense in its 2007 financial statements,
                    amounting to $262 thousand.

               b.   On December 18, 2008, the Company granted its former CEO
                    30,000 options which may be exercised at an exercise price of $40.0 per share. The options vest in installments over
                    three years starting on September 1, 2009 and expire 10
                    years from the grant date or 24 months from termination of employment, whichever is sooner. The market price of the
                    Company's shares on the grant date was $0.33. The fair value of the aforementioned stock option grant amounts to $4
                    thousand. Therefore, the Company recorded expenses amounting to $1 thousand in 2008. This expense was presented in the
                    statements of income under "general and administrative
                    expenses".

                                     F - 56

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 19: SHARE-BASED PAYMENT (Cont.)

     b.   SHARE-BASED PAYMENT PLAN TO COMPANY EMPLOYEES AND EXECUTIVES (Cont.)

          3.   STOCK OPTIONS FOR THE CHAIRMAN OF THE BOARD OF DIRECTORS

               In July 2008, the Company granted the Chairman of the Board of
               Directors 30,000 options which may be exercised at an exercise price of $2.07 per share. The options vest in installments over a three-year period starting in July 2008 and expire 5 years from the grant date. The market price of the Company's shares on the grant date was $2.07. The fair value of the aforementioned stock option grant amounts to $270 thousand. Therefore, in 2008 and
               2009, the Company recorded expenses amounting to $72 thousand and
               126$ thousand, in accord. This expense was presented in the statements of income under "general and administrative expenses".

          4.   STOCK OPTIONS GRANTED TO AN EMPLOYEE OF A SUBSIDIARY

               On June 11, 2008, the Company granted to an employee of a
               subsidiary options to purchase 62,800 shares of the subsidiary at an exercise price of $11.94 per share. All of these options vested immediately and could be exercised as of the grant date.
               The options expire four years from the grant date. The Company recorded expense amounting to $247 thousand in the statements of income in 2008. This expense is presented under "general and administrative expenses. On May 28, 2009, the Company's Board of
               Directors approved a change in the employment agreement with a senior employee in a subsidiary. Pursuant to this agreement, all of the options to purchase the shares of the subsidiary, which were granted to the employee on December 27, 2007, were
               forfeited. In addition, the employee's salary conditions were updated. On July 7, 2009 this senior employee notified ceasing his connection with the Company. The Company assigned a
               substitute for his position since July 8, 2009.

     c.   MOVEMENT DURING THE YEAR

          The following table lists the number of share options, the weighted average exercise prices of share options and modification in employee option plans during the current year:

                                           AS OF DECEMBER 31, 2009      AS OF DECEMBER 31, 2008
                                           ------------------------     ------------------------
                                                          WEIGHTED                     WEIGHTED
                                                           AVERAGE                      AVERAGE
                                          NUMBER OF         STOCK       NUMBER OF      EXERCISE
                                        STOCK OPTIONS     OPTIONS($) EXERCISE PRICE     PRICE($)
                                           --------        --------     --------        --------

Outstanding at January 1                    195,857            46.1      139,703            50.3
Granted during the year                      54,000             5.3       60,000            30.4
Forfeited or expired during the year        (29,628)           57.5       (3,846)           45.0
Exercised during the year                         -               -            -               -
                                           --------        --------     --------        --------

Outstanding at December 31                  220,229            32.7      195,857            46.1
                                           ========        ========     ========        ========
Exercisable at December 31                  131,229            44.2      113,536            49.0
                                           ========        ========     ========        ========

                                     F - 57

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 19: SHARE-BASED PAYMENT (Cont.)

     d.   The weighted average remaining contractual term of the stock options as of December 31, 2009 is approximately 3.4 years (2008 - 3.5 years).

     e.   The range of exercise prices of the stock options as of December 31,
          2009 was $ 5.3 - $15.0 (2008 -$ 2.1-$15.0).

     f.   MEASURING OF THE FAIR VALUE OF EQUITY-SETTLED SHARE OPTIONS

          The fair value of stock options granted is estimated at the date of grant using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. The measurement was made at the grant date of equity-settled share options since the options were granted to employees.

          The following table lists the inputs used for the fair value measurement of equity-settled share options, according to
          Black-Scholes option pricing model, for the above plan:

                                                                   2009
                                                              ---------------

          Dividend yield (%)                                       0.0
          Expected volatility of the share prices (%)             53.2
          Risk-free interest rate (%)                              2.6
          Expected life of share options (years)                     6
          Weighted average share price ($)                         5.1

          Based on the above inputs, the fair value of the options was determined at $73 thousand at the grant date.

          The expected life of the share options is based on historical data and is not necessarily indicative of the exercise patterns of share options that may occur in the future.

          The expected volatility of the share prices reflects the assumption that the historical volatility of the share prices is reasonably indicative of expected future trends.

                                     F - 58

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

NOTE 20: SUPPLEMENTARY INFORMATION TO STATEMENTS OF INCOME ITEMS

                                                                             FOR THE YEAR ENDED DECEMBER 31,
                                                                       ------------------------------------------
                                                                         2009              2008           2007
                                                                       ---------        ---------       ---------
                                                                                     $ IN THOUSANDS
                                                                       ------------------------------------------
a.   COST OF SALES, NET (*)

     Materials (**)                                                    $  64,649        $  93,705       $  75,694
     Payroll and benefits                                                 17,615           26,193          24,776
     Sub-contracted work                                                  10,733           18,432          16,254
     Depreciation                                                          8,260            8,284           7,944
     Other production expenses                                            13,681           20,256          18,866
                                                                       ---------        ---------       ---------

                                                                         114,938          166,870         143,534

     Decrease (increase) in work-in-progress and finished goods
       inventories                                                         4,401              687          (4,389)
                                                                       ---------        ---------       ---------

                                                                         119,339          167,557         139,145
                                                                       =========        =========       =========
     (*) Including development cost, net (less a governmental
     grant of $167 thousand in 2009)                                       8,242            8,058           7,053
                                                                       =========        =========       =========
     (**)  Including provision for inventories write off                   2,808            4,523           1,260
                                                                       =========        =========       =========

b.   SELLING AND MARKETING EXPENSES
     Payroll and benefits                                                  5,854            5,831           5,025
     Shipping, export and distribution                                     3,114            6,336           3,921
     Overseas office maintenance                                           1,911            1,095             880
     Others                                                                2,963            3,697           2,617
                                                                       ---------        ---------       ---------

                                                                          13,842           16,959          12,443
                                                                       =========        =========       =========

     Payroll and benefits                                                  2,021            3,264           2,450
     Office maintenance                                                      384              535             508
     Consulting                                                            1,054            1,109           1,528
     Allowance for doubtful accounts                                           4              814             (11)
     Others                                                                  316              684             715
                                                                       ---------        ---------       ---------

                                                                           3,779            6,406           5,190
                                                                       =========        =========       =========

d.   OTHER EXPENSES (INCOME) - LOSS (LOSS REVERSAL) DUE TO AN
       IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT                          (496)           2,135               -
                                                                       =========        =========       =========

e.   FINANCIAL INCOME (EXPENSES)

      FINANCIAL INCOME
      Interest income from bank deposits                                     249              102           1,213
      Net change in fair value of financial assets
        available-for-sale                                                     -              200              31
      Net foreign exchange gain                                            1,388               17               -
      Realized gain from cash flow hedges  transferred from
        shareholders equity                                                  110                -             157
                                                                       ---------        ---------       ---------

                                                                           1,747              319           1,401
                                                                       =========        =========       =========
      FINANCIAL EXPENSES
      Financial expenses in respect of short-term credit                      62              402             183
      Interest expense on financial liabilities measured at
         amortized cost                                                      816            1,126           1,574
      Net loss from change in foreign exchange rates                           -                -             593
      Net change in fair value of financial assets available for
        sale                                                                   -              553               -
      Bank expenses, hedging-related expenses and other expenses           1,381            1,266             340
                                                                       ---------        ---------       ---------
                                                                       $   2,259        $   3,347       $   2,690
                                                                       =========        =========       =========

                                     F - 59

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 21: EARNINGS (LOSS) PER SHARE

     a.   DETAILS OF NUMBER OF SHARES AND EARNINGS (LOSS) USED TO CALCULATE
          EARNINGS (LOSS) PER SHARE:

                                                              FOR THE YEAR ENDED DECEMBER 31,
                                   ----------------------------------------------------------------------------------------
                                            2009                           2008                             2007
                                   ---------------------        --------------------------        -------------------------
                                                 LOSS                             LOSS                              NET
                                   WEIGHTED    ATTRIBUTED       WEIGHTED       ATTRIBUTED TO      WEIGHTED         INCOME
                                    AVERAGE    TO EQUITY         AVERAGE         EQUITY           AVERAGE       ATTRIBUTED TO
                                   NUMBER OF   HOLDERS OF       NUMBER OF       HOLDERS OF       NUMBER OF      EQUITY HOLDERS
                                    SHARES     THE PARENT        SHARES         THE PARENT         SHARES       OF THE PARENT
                                   ---------   ---------        ---------        ---------        ---------       ---------
                                                 $ IN                              $ IN                             $ IN
                                   THOUSANDS   THOUSANDS        THOUSANDS        THOUSANDS        THOUSANDS       THOUSANDS
                                   ---------   ---------        ---------        ---------        ---------       ---------
Amounts used in calculation
of basic earnings (loss) per
share                                  2,120   $ (17,393)           2,120        $ (17,579)           2,119       $     582
                                   =========   =========        =========        =========        =========       =========

Impact of potentially
dilutive ordinary shares
Amounts used in calculation
of diluted earnings (loss)
per share                                  -           -                -                -               44               -
                                   ---------   ---------        ---------        ---------        ---------       ---------
                                       2,120   $(17,393)            2,120        $ (17,579)           2,163       $     582
                                   =========   =========        =========        =========        =========       =========

     b.   The calculation of basic and diluted earnings (loss) per share reflects the affect of the reverse-split, see Note 18a.

Note 22: OPERATING SEGMENTS

     a.   GENERAL

          Group companies are engaged in two business segments:

          Seamless apparel ("Seamless") - Design, development, manufacturing and sale of intimate apparel, swimwear and
                                          active wear using the "seamless"
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
                                          in the far east, and finished goods
                                          are mostly sold in the USA and Europe.

          The Company's two business segments are carried out in a number of principle geographic areas in the world. In Israel, where the Company and its subsidiaries Hi-Tex and Macro are located, the design, development, manufacturing and sale activities of intimate apparel, active wear and swimwear are carried out. In the subsidiaries Tefron
          USA and Teforn UK marketing and selling activities are carried out.

          The Company reports the information by IFRS 8 based on information that is reviewed by the Chief operating decision maker ("CODM") to make decisions about resources to be allocated and assess its performance. The Chief operating decision maker is the Company's CEO.
          Accordingly, based on criteria set in IFRS 8, and the available financial information reviewed by the CEO, the Company determined that it operates in two sectors of activity reported.

          Group financing (including financial costs and incomes) and taxes on income are managed on a group basis and are not allocated to segments.

                                     F - 60

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 22: OPERATING SEGMENTS (Cont.):

     b.   REPORTING ON OPERATING SEGMENTS:

                                               FOR THE YEAR ENDED DECEMBER 31, 2009
                                              --------------------------------------
                                              SEAMLESS       CUT & SEW       TOTAL
                                              ---------      ---------     ---------
                                                          $ IN THOUSANDS
                                              --------------------------------------
External revenues                             $  62,306      $  53,232     $ 115,538
                                              =========      =========     =========

Segment results                               $ (13,197)     $  (7,729)    $ (20,926)
                                              =========      =========     =========

Loss from early repayment of subordinated
        note receivable                                                    $  (1,285)

Financial expenses, net                                                    $    (512)

Tax benefit                                                                $   5,330

Total                                                                      $ (17,393)
                                                                           =========

Segment assets                                $  74,431      $  24,766     $  99,197
                                              =========      =========     =========

Segment liabilities                           $  35,169      $  17,033     $  52,202
                                              =========      =========     =========

Capital expenditure                           $     457      $     229     $     686
                                              =========      =========     =========

Depreciation and amortization                 $   6,419      $   2,837     $   9,256
                                              =========      =========     =========

                                      FOR THE YEAR ENDED DECEMBER 31, 2008
                                    ----------------------------------------
                                     SEAMLESS       CUT & SEW        TOTAL
                                    ---------       ---------      ---------
                                                 $ IN THOUSANDS
                                    ----------------------------------------

External revenues                   $  86,265       $  87,564      $ 173,829
                                    =========       =========      =========

Segment results                     $ (15,804)      $  (3,424)     $ (19,228)
                                    =========       =========      =========

Financial expenses, net                                            $  (3,028)

Tax benefit                                                            4,677

Total                                                              $ (17,579)
                                                                   =========

Segment assets                      $  99,012       $  32,720      $ 131,732
                                    =========       =========      =========

Segment liabilities                 $  40,721       $  27,266      $  67,987
                                    =========       =========      =========

Capital expenditure                 $   2,497       $     877      $   3,374
                                    =========       =========      =========

Depreciation and amortization       $   6,833       $   2,092      $   8,925
                                    =========       =========      =========

                                     F - 61

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 22: OPERATING SEGMENTS (Cont.):

     b.   REPORTING ON OPERATING SEGMENTS (Cont.):

                                      FOR THE YEAR ENDED DECEMBER 31, 2007
                                    ---------------------------------------
                                    SEAMLESS      CUT & SEW        TOTAL
                                    ---------     ---------       ---------
                                              $ IN THOUSANDS
                                    ---------------------------------------

External revenues                   $  81,594     $  77,020       $ 158,614
                                    =========     =========       =========

Segment results                     $    (433)    $   2,269       $   1,836
                                    =========     =========       =========

Financial expenses, net                                           $  (1,289)

Tax benefit                                                       $      35

Net income                                                        $     582

Segment assets                      $ 109,557     $  51,183       $ 160,740
                                    =========     =========       =========

Segment liabilities                 $  44,856     $  26,504       $  71,360
                                    =========     =========       =========

Capital expenditure                 $   4,561     $   1,816       $   6,377
                                    =========     =========       =========

Depreciation and amortization       $   6,720     $   1,848       $   8,568
                                    =========     =========       =========

     c.   GEOGRAPHIC INFORMATION:

          1.   Sales by geography (based on customer location):

                        FOR THE YEAR ENDED DECEMBER 31
                    --------------------------------------
                      2009           2008           2007
                    --------       --------       --------
                               $ IN THOUSANDS
                    --------------------------------------

North America       $ 97,975       $137,992       $132,521
Europe                11,259         28,038         18,314
Israel                 5,335          3,851          4,374
Others                   969          3,948          3,405
                    --------       --------       --------
                    $115,538       $173,829       $158,614
                    ========       ========       ========

          2.   Carrying amount of assets and capital expenditures by geography
               (based on asset location):

                      BALANCE OF
                 NON-CURRENT ASSETS (*)            CAPITAL EXPENDITURES
                    --------------       ------------------------------------------
                  AS OF DECEMBER 31,           FOR THE YEAR ENDED DECEMBER 31
                    --------------       ------------------------------------------
                      2009          2008         2009           2008         2007
                    -------       -------       -------       -------       -------
                                            $ IN THOUSANDS
                    ---------------------------------------------------------------

Israel              $52,159       $60,521       $   640       $ 2,665       $ 4,730
North America         3,126         3,583            43            17           167
Others                2,595         2,386             3           692         1,480
                    -------       -------       -------       -------       -------
                    $57,880       $66,490       $   686       $ 3,374       $ 6,377
                    =======       =======       =======       =======       =======

               (*)  Excluding deferred taxes, net and subordinated note
                    receivable.

                                     F - 62

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 22: OPERATING SEGMENTS (Cont.):

     d.   MAJOR CUSTOMERS

                                        FOR THE YEAR ENDED DECEMBER 31
                                    --------------------------------------
                                      2009           2008           2007
                                    --------       --------       --------
                                                $ IN THOUSANDS
                                    --------------------------------------

Revenues from major customers       $ 56,664       $111,711       $120,069
                                    --------       --------       --------

                      % FROM TOTAL REVENUES
                 -------------------------------

Customer A          32.7        32.7        39.1
Customer B           6.2         2.3         1.5
Customer C           5.8        23.2        23.6
Customer D           4.3         9.5        11.5
                 -------     -------     -------
                    49.0%       67.7%       75.7%
                 =======     =======     =======

Note 23: BALANCES AND TRANSACTIONS WITH INTERESTED PARTIES AND RELATED PARTIES

     a.   BALANCES WITH INTERESTED PARTIES AND RELATED PARTIES

          Composition:

          AS OF DECEMBER 31, 2009

                              LINKAGE TERMS     RELATED PARTIES    KEY EXECUTIVES
                                ----------      ---------------      ---------
                                                $ IN THOUSANDS
                                 -------------------------------------------

Trade payables                          -         $     1,612       $      -
Other current liabilities        Unlinked         $         -       $     28

          AS OF DECEMBER 31, 2008

                              LINKAGE TERMS     RELATED PARTIES    KEY EXECUTIVES
                                ----------      ---------------      ---------
                                                $ IN THOUSANDS
                                 -------------------------------------------

Trade payables                    Unlinked        $     1,239       $      8
Other current liabilities         Unlinked        $         -       $      8

     b.   BENEFITS TO INTERESTED PARTIES AND RELATED PARTIES

                                                                      FOR THE YEAR ENDED DECEMBER 31
                                                                         --------------------------
                                                                         2009       2008       2007
                                                                         ----       ----       ----
                                                                               $ IN THOUSANDS
                                                                         --------------------------

Payroll and benefits for employees by or on behalf of the Company        $491       $678       $348
                                                                         ====       ====       ====

Fees for Board members not employed by or on behalf of the Company       $120       $129       $ 91
                                                                         ====       ====       ====
Management fees for those not employed by or on behalf of the
  Company                                                                $102       $119       $190
                                                                         ====       ====       ====

NUMBER OF BENEFICIARIES OF PAYROLL AND BENEFITS
Related parties employed by or on behalf of the Company                     1          2          1
Board members not employed by the Company                                  10         10         10
                                                                         ----       ----       ----
                                                                           11         12         11
                                                                         ====       ====       ====

                                     F - 63

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 23: BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

     c.   TRANSACTIONS WITH RELATED PARTIES

          FOR THE YEAR ENDED DECEMBER 31, 2009

                                              RELATED     PARTY OF      EXECUTIVE
                                              PARTIES     INTEREST      OFFICERS
                                              ------       -------       ------
                                                      $ IN THOUSANDS
                                              ---------------------------------

Cost of sales, net                            $ 1,429      $     -       $     -
General and administrative expenses           $     -      $   102       $   611

          FOR THE YEAR ENDED DECEMBER 31, 2008

                                              RELATED     PARTY OF      EXECUTIVE
                                              PARTIES     INTEREST      OFFICERS
                                              ------       -------       ------
                                                      $ IN THOUSANDS
                                              ---------------------------------

Cost of sales, net                            $ 2,999       $    -        $    -
General and administrative expenses           $     -       $  119        $  807

          FOR THE YEAR ENDED DECEMBER 31, 2007

                                              PARTY OF     EXECUTIVE
                                              INTEREST     OFFICERS
                                              -------       ------
                                                $ IN THOUSANDS
                                              --------------------

General and administrative expenses           $   190       $  439
                                              =======       ======

     d.   CONTRACTS

          In April 2005, the Company entered into an agreement with another company, a related party, whereby the Company pays an annual management fee amounting to $120 thousand.

Note 24: EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

     a.   EMPLOYMENT OF A NEW CEO

          On January 17, 2010, the Company's Board of Directors authorized the
          Company's engagement in an Employment Agreement with the entering
          Company's CEO, Mr. Amit Meridor, commencing from January 21, 2010. The
          CEO's (gross) monthly salary shall be NIS 80,000 and shall be linked to the increase in the consumer price index rate, benefits, car and other expenses refund.

          In addition, the CEO will be entitles to six monthly salaries, pursuant to the extent to which the CEO has complied with the targets determined for him by the Board based on the Company's achievements and the CEO's contribution to the Company's said achievements.

                                     F - 64

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 24: EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE (Cont.)

     a.   EMPLOYMENT TERMS OF COMPANY'S CEO (Cont.)

          In addition, on January 17, 2010, the Company's Board of Directors
          authorized, pursuant to the authorization of the Company's audit committee, an allocation of 100,000 options (not traded), exercisable into 100,000 ordinary Company shares par value 10 NIS each. The share allocation shall be effected pursuant to the Company's 1997 Share
          Option Plan, as amended in January 2003.

          The vesting period shall be 3 years beginning in the CEO's employment date.

     b.   FINAL AGREEMENT WITH THE LENDING BANKS REGARDING THE COMPANY'S CREDIT
          LINES

          On March 2, 2010 the Company signed a definitive agreement
          (hereinafter: "the definitive agreement") with the banks.

          The definitive agreement included a re-organization of the current credit lines of the Company. The following is a summary of the main points in the agreement:

          The loans and credit lines extended to the Company shall be re-divided as follows:

          1.   LOAN A

               The Banks shall loan the Company, an amount of to $ 15 million
               ("Loan A"), payable in three equal payments of $ 1.25 million, each at the end of the seventh, eighth and ninth years from the date on which Loan A was provided. The Loan A balance of $ 11.25 million shall be payable at the end of the tenth year (the "Last
               Capital Payment").

               LOAN A SHALL BE PAYABLE, IN WHOLE OR IN PART, UNDER THE FOLLOWING
               CIRCUMSTANCES:

               a.   Future capital raising - In the case of future capital
                    raising - 50% of the net value obtained as a result of
                    capital raising, shall be used as Loan pre-payment, on
                    account of the last principal payment.

               b.   Sale of assets - In the case of sale of assets, not in the ordinary course of business, the net consideration for a
                    sale of assets shall be used for Loan A pre-payment, on
                    account of the last principal payment.

               c.   Positive cash flow - In the case of positive cash flow,
                    according to its consolidated annual financial statements, in a given calendar year, exceeds the amount of $ 8 million
                    (the " Surplus Cash Flow") - 50% of the Surplus Cash Flow
                    amount shall be used for the Loan A pre-payment, on account of the last principal payment.

               d.   Positive cash flow" - The EBITDA of the Company, according to its consolidated annual financial statements, in a given calendar year, after deduction of interest costs,
                    investments and maintenance costs.

               The Company would not take ongoing investments, including regular business investments in a cumulative annual amount for all group companies, greater than $2,000 thousands.

          2.   LOAN B

               The Banks shall loan an amount of $ 5 million to the Company
               ("Loan B"), which would be payable in four equal capital payments of $ 1.25 million, each at the end of the third until the sixth years from the date on which Loan B was provided.

                                     F - 65

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 24: EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE (Cont.)

     c.   FINAL AGREEMENT WITH THE LENDING BANKS REGARDING THE COMPANY'S CREDIT
          LINES (Cont.)

          3.   SHORT-TERM CREDIT LINES (IN ADDITION TO THE LOANS)

               The Banks shall provide short-term credit lines, up to one year, in a total amount of $ 8.95 million (the "Credit Lines"), in the following conditions:

          4.   INJECTION OF CAPITAL

               The Company has undertaken to perform a rights offering and/or private placement of shares, within the framework of which the sum of no less than $3,400 thousand shall be invested in the
               Company's equity (after deduction of the issuance expenses) until
               March 31, 2010 (hereinafter: "the first capital injection").

               In March 28, 2010, the Company had raised through the rights offering to shareholders and private placement to Norfet, or anyone on its behalf, a total of $4 million.

          5.   OTHER CREDIT LINES

               Subject to the performance of the Capital Injections, in full and on the due date, the Banks shall make available to the Companies additional short-term credit frameworks in total amount of $1,800 thousand (hereinafter: "the additional credit frameworks").

               In addition, without derogating from the above, it is agreed that, at the Company's request, the banks shall provide a part of the Additional Credit Lines in an amount of up to $1,200 thousand
               (hereinafter: the "partial new credit lines") even prior to the making of the First Capital Injection, subject to the signing by
               FIMI 2001 Ltd. and Mivtach Shamir Holdings Ltd.on (hereinafter, collectively: "the guarantors"), the indirect interested parties in Norfet letters of continuing guarantee in favor of the Banks in a total amount of up to $1,200 thousand to guarantee all of the debts and liabilities of the Company to the Banks. Those guarantees were provided to banks during March, 2010, and the new additional short term credit frameworks provided to the Company.
               These guarantees expired on March 28, 2010, following the
               completion of the rights offering and private placement.

          6.   OTHER LIABILITIES

               The Company has undertaken not to distribute dividends and not to pay management fees and/ or any other payment of any type
               whatsoever, to the shareholders, as long as Loan A and Loan B have not been repaid in full.

               CAPITAL BENEFIT

               The Company has undertaken to issue to the Banks, without a consideration, not later than at the expiration of 30 days from the date of the signing of the agreement, a total amount of
               100,000non-negotiable and non-transferable warrants, that may be exercised into ordinary shares of NIS 10 par value of the
               Company. The warrants may be exercised (in whole or in part)
               during a period of 48 months from the date of the signing of the
               Agreement, for an exercise price of $4.5 per share. The option warrants can be exercised (fully or partly) for a 48-month period from the date of signing the agreement. The Company has
               undertaken to perform the allocation of the warrants, as
               aforesaid, after receipt of all the approvals as required by law, not later than April 15, 2010.

                                     F - 66

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 24: EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE (Cont.)

     c.   FINAL AGREEMENT WITH THE LENDING BANKS REGARDING THE COMPANY'S CREDIT
          LINES (Cont.)

          FINANCIAL COVENANTS

          The Banks have granted their consent not to exercise their rights against the Company following its expected failure to comply with the financial covenants with which the Company undertook to comply in
          2009, pursuant to Tefron's financial statements as of December 31,
          2009, only.

          In addition, the Company has undertaken to comply, at all times, in
          2010, with all of the financial covenants and undertakings, as set forth below:

          1.   the Company's EBITDA, pursuant to the Company's consolidated financial statements for 2010 shall be positive (this financial covenant was amended by agreement with the bank lenders on July
               11, 2010, requiring EBITDA of not more than a negative EBITDA of
               $2.1 million); and also -

          2.   according to the quarterly and annually consolidated financial statements the Company's shareholders' equity will not be less than $35 million; and also -

          3.   The total amount of the cash balances, inventory and accounts receivable of the Company, pursuant to its consolidated financial statements (quarterly and annual) will not be less than $33 million; and also -

          4.   The Company has undertaken that the amount of receivables shall be no less than $9 million, according to its consolidated
               financial statements (quarterly and annual).

          5.   the salary of the CEO and Chairman of the Board of Directors of the Company will not exceed the salaries on the date of the
               Agreement plus linkage differences to the consumer price index.

          By November 30, 2010, the Company and the Banks will mutually agree as to additional financial covenants and undertakings, including regarding restrictions on salaries of officers in the Company, which the Company must meet beginning on January 1, 2011. Should such agreement not be reached by November 30, 2011, the Company must meet the financial covenants in effect prior to the date on which the
          Agreement was signed.

          Prior to the signing on the definitive agreement, on December 2, 2009 the Company's chairman on the Board of Directors and the CFO received verbal announcements from the three banks with whom the Company is related in financing agreements, according to which each of the banks decided to terminate the utilization of the Company's credit lines.

          To the best of the Company's knowledge, the banks' decision regarding terminating utilization of the Company's credit lines is the result of the banks' evaluation that the Company will continue to present losses during the coming periods. The banks' decision was sudden without prior notice, and despite the fact that for the purpose of the
          Company's financial statements as of December 31, 2008, March 31, 2009 and June 30, 2009, the banks submitted to the Company a letter of waiver of their right for immediate repayment of the credit provided to the Company, with regards to the Company not meeting one of the financial covenants (the EBIDTA ratio) stipulated in the financing agreements between the Company and the banks.

                                     F - 67

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 24: EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE (Cont.)

     d.   RIGHTS OFFERING PROSPECTUS, SHELF PROSPECTUS, AND A PRIVATE PLACEMENT

          On February 26, 2010, the Company published a rights offering prospectus with the United States Securities and Exchange Commission, and a prospectus for a rights offering with the Israel Securities
          Authority and the Tel Aviv Stock Exchange. The prospectus included a rights issue of up to 1,578,975 ordinary shares, at a par value of NIS
          10 each of the Company, at a price of $3.8 per share. The share rights offer to shareholders of the Company was at a ratio of 1 unit for each
          1.406 shares.

          Since Norfet announced that it could not participate in the rights offering because of regulatory concerns, the Company chose to raise funds through both a rights offering and a private placement with
          Norfet and/or any of its representatives ("Norfet"), under which
          Norfet is committed to invest, against a private placement of shares, an amount that will complement the overall proceeds of the Company from the rights offering and private placement, up to $4 million.

          As part of the rights offering, the Company raised $2,867 thousand from its shareholders, against an issue of 754,384 ordinary shares of the Company. Under the private placement, the Company raised an additional $1,133 thousand, and in total raised $4 million (gross).

          In addition, the Company published a shelf prospectus for registration of:

          (A.) up to 3 million ordinary shares, of NIS 10 par value each of the
               Company.

          (B.) up to 10 series of convertible bonds, with each bond series at a par value of up to NIS 500 million available for repayment in one payment or a number of equal payments.

          (C.) up to 10 series of options, with each option series including not more than 3 million options available for conversion in a manner that each option will be available for conversion into 1 ordinary share, NIS 10 par value each of the Company, against a payment in cash of the exercise price linked to an indexation basis.

          (D.) up to 10 series of options, with each option series including not more than 200 million options available for conversion in a manner that each option will be available for conversion into NIS
               100 par value bonds of series A. through T of the Company, against a payment in cash of the exercise price linked to an indexation basis.

          (E.) up to 10 series of commercial paper (series 1 through 10), with each series of commercial paper at a par value of up to NIS 500 million available for repayment in one or more payments.

     e.   LEASE AGREEMENT WITH REIT 1

          On March 21, 2010, the Company signed an agreement with Reit 1 Ltd.,
          (hereinafter: "Reit 1"), which holds rights in three industrial buildings in the Tradyon Industrial Area (hereinafter: "the buildings"), which houses the Company's plants and headquarters.
          According to the agreement, the Company will pay its entire debt to
          Reit 1, will vacate its headquarters and continue to rent the Hi-Tex
          Buildings 1 and 2 (hereinafter: "the agreement"). The details of the agreement are as follows:

                                     F - 68

                                                                     Tefron Ltd.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note 24: EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE (Cont.)

          1.   The Company will settle its debt to Reit 1 in respect of rent for the buildings, which as of the end of the first quarter of 2010 amounts to approximately NIS 3.4 million plus statutory Value
               Added Tax ("VAT"). Payment of the rental debt shall be effected in two equal installments, the first on the date of the signing of the Agreement, and the second on March 28, 2010. Upon payment of the aforementioned debt, the financial dispute between the parties will be settled.

          2.   The rental period of the building housing the Company's
               headquarters will terminate on March 31, 2010. The Company and
               Reit 1 will sign, within 60 days of the date from the date of signing of the Agreement, new leases with respect to the other two buildings housing plants of the Company, for the period from
               January 1, 2010 until December 31, 2019, without the possibility of reducing the rental period and in return for a monthly rent of approximately NIS 522 thousand plus VAT, linked to changes in the
               Israeli Consumer Price Index ("CPI"). In addition, the parties fixed a mechanism whereby the rent will be updated by NIS 0.50 per sq. m. for each increase of $500 thousand in the EBITDA ratio over and above a cash flow surplus of $8,000 thousand, pursuant to the Company's agreement with the banks as mentioned above. The rental update is limited to an increase of up to NIS 4 per sq.
               m., linked to changes in the CPI.

          3.   In order to secure all of the Company's obligations under the
               Agreement, the Company has furnished to Reit 1 an autonomous bank guarantee in the amount of $500 thousand (hereinafter: "the guarantee"). The Company has undertaken to increase the amount of the guarantee by $450 thousand plus statutory VAT, in the manner of an increase of the guarantee by $150 thousand plus statutory
               VAT on January 1 of each of the years 2011, 2012 and 2013.

          4.   The total annual rent of the Company in the Teradyon Industrial
               Area shall amount to approximately NIS 6.3 million per year, compared to approximately NIS 9.8 million per year in respect of the buildings, prior to the agreement. The total amount saved as a result of the aforementioned move, including rent, taxes and structural maintenance costs, is more than NIS 4 million per year.

          5.   Prior to the signing of the agreement with Reit 1, on January 11,
               2010 the Company received a letter rom Reit 1's representative, in which Reit 1 claims that the Company did not transfer the rental fee for December 2009 and the first quarter of 2010, in the amount of $877 thousand. Reit 1 also claims that there is a debt for linkage differences in the amount of NIS 570 thousand.
               Reit 1 stated in its letter that if the said debt is not settled within five days from the letter date, Reit 1 will make
               procedures to protect its rights. The Company has attainments for the claims stated in Reit 1's letter,including the amount of the claimed debt. The agreement that was signed on March 21, resolves the aforementioned disputes.

                                     F - 69

                                                                     Tefron Ltd.
Appendix to Consolidated Financial Statements - List of subsidiaries
--------------------------------------------------------------------------------

                              LIST OF SUBSIDIARIES

                                                      SHARES CONFERRING VOTING AND DIVIDEND RIGHTS
                                                               -------------------------
                                                           DECEMBER 31, 2009, 2008 AND 2007
                                                               -------------------------

COMPANY NAME

Subsidiaries:

Hi-Tex, founded by Tefron Ltd.                                 100%                 100%
Macro Clothing Ltd.                                            100%                 100%
Tefron USA Inc., wholly-owned by Tefron US Holdings            100%                 100%
Tefron UK Ltd., wholly-owned by Macro Clothing Ltd.            100%                 100%
El Masira Textile Co., wholly-owned by Tefron USA Inc.         100%                 100%
Tefron Holdings (98) Ltd.                                      100%                 100%
Tefron US Holdings Corp.                                       100%                 100%
Tefron Holding Netherlands B.V.                                100%                 100%
Tefron Macro HK Ltd., wholly-owned by Macro Clothing Ltd       100%                 100%

                                     F - 70

                                   SIGNATURES

     The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                                  TEFRON LTD.

                                                  By: /s/ Amit Meridor
                                                  ------------------------------
                                                  Name:  Amit Meridor
                                                  Title: Chief Executive Officer

                                                  By: /s/ Eran Rotem
                                                  ------------------------------
                                                  Name:  Eran Rotem
                                                  Title: Chief Financial Officer

July 13, 2010

                                       92