Form 20-F/A
period 2009-12-31
TEFRON LTD
filed 2011-04-07
CIK 1044863

      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 13, 2010
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F/A

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

                              YES [_]  NO [X]

                                       ii

                                EXPLANATORY NOTE

The registrant hereby amends its annual report on Form 20-F for the fiscal year ended December 31, 2009 (the "Form 20-F"), which was originally filed with the
Securities and Exchange Commission on July 13, 2010, solely for the purpose of the following: (i) supplement the disclosure in Item 5. "Operating and Financial
Review Prospects - General - 2009 Developments, (ii) supplement the disclosure in Item 5. "Operating and Financial Review Prospects - Results of Operations -
Year Ended December 31, 2009 Compared to Year Ended December 31, 2008, (iii)
supplement the disclosure in Item 5. "Operating and Financial Review Prospects -
Liquidity and Capital Resources" (iv) amending the Report of Independent
Registered Accounting Firm to Board of Directors and the Shareholders of Tefron
Ltd. to include reference to the auditor's location in Haifa, Israel, (v)
supplement the disclosure in Note 7b: Impairment of Property, Plant and
Equipment with respect to impairment, and (vi) adding the new section (f) to
Note 24: Events Subsequent to the Balance Sheet Date to include the date the financial statements were authorized for issuance and the authorizing body.
Other than such corrections, this Amendment No. 1 does not amend, update or restate any information set forth in the Form 20-F.

This Amendment No. 1 does not reflect events occurring after the filing of the
Form 20-F for the year ended December 31, 2009 and does not modify or update the disclosure therein in any way other than for the purposes set forth above. As a result, this Amendment No. 1 continues to speak as of the date of the filing of the Form 20-F.

For the convenience of the reader, the document has been refiled in its entirety.

                                      iii

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

      The manufacturing challenges in the Seamless segment were mainly the learning curve required for the manufacture of various new and technologically advanced products that were more complex to produce than the products that the
Company had previously manufactured. These products have also been ordered in short production runs for a larger number of apparel categories. The difficulties experienced in manufacturing these products led to both excessive waste as well as delays in delivering the products to the customers. The Company had to credit customers that suffered from those delays; the credits were also recorded as a reduction in the Company's sales.

      The Company operates in a labor-intensive field, and accordingly its cost structure includes significant fixed costs, such as real estate lease costs, insurance costs, and labor costs. Any adjustment of fixed costs, such as those related to insurance and labor, takes several months, and costs such as real estate leases, which are dependent on long-term agreements, take a year or more.
Fixed costs were 27.8% of total cost of sales during 2009. During a crisis in which there is a sharp drop in sales, it is difficult and takes time to reduce fixed costs dependent on long-term agreements in a manner which corresponds to the decrease in sales. In addition, the ongoing global economic crisis had a strong effect on the business environment of the Company during the second, third and fourth quarters of 2009 and included, inter alia, an ongoing erosion of prices and a worsening of other market terms.

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

      To further improve our operating efficiencies, address the manufacturing challenges, and to reduce our cost of sales, and in view of the global economic environment, we (i) adopted an efficiency plan in February 2009, (ii)
transferred all of its Cut & Sew activity to our subsidiary, Hi-Tex in
January 2009, and (iii) began to implement a turnaround plan with a view to returning the Company to profitability, which was adopted in December 2009 and complemented the efficiency plan. For more information on these initiatives, see
"Item 4. Information on the company - A.History and Development of the Company -
2010 Turnaround Plan".

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
                                             =====        =====        =====

YEAR ENDED DECEMBER 31, 2009 COMPARED TO YEAR ENDED DECEMBER 31, 2008

     SALES

     CONSOLIDATED. Sales for the year ended December 31, 2009 were $115.5 million, a 33.5% decrease compared to sales of $173.8 million for the year ended
December 31, 2008. Our sales of intimate apparel decreased 31.5% from $93.7 million in 2008 to $64.1 million in 2009, our sales of active-wear products decreased 54.4% from $47.2 million in 2008 to $21.5 million in 2009 and our sales of swimwear decreased 9.4% from $33.0 million in 2008 to $29.9 million in
2009. The decrease in both the Company's Seamless and Cut & Sew segments reflected decreases in all of the Company's product lines as a result of the global economic slowdown, which triggered a conservative inventory management policy by some of the Company's customers. A decrease in sales in 2009 to Nike and Victoria's Secret, the Company's then two primary customers, in particular, impacted the sales in both segments.

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

     SEAMLESS. Sales for the year ended December 31, 2009 for this segment were
$62.3 million, a 27.8% decrease compared to sales of $86.3 million for the year ended December 31, 2008. Sales of active wear products in the Seamless segment during 2009 were $17.3 million, a decrease of 39.4% compared with sales of $28.6 million during 2008. This decrease in sales of active wear products in this segment was primarily due to the Nike "Ultimate" project, for which the Company did not receive material follow-up orders in 2009.

     CUT & SEW. Sales for the year ended December 31, 2009 for this segment were $53.2 million, a 39.2% decrease compared to sales of $87.6 million for the year ended December 31, 2008. Sales of active wear products in the Cut & Sew segment in 2009 were $4.2 million, a decrease of 77.4% compared with sales of
$18.6 million during 2008. This decrease in sales of active wear products in this segment was primarily due to the Nike "Pro Core" project, for which the
Company did not receive material follow-up orders in 2009.

     Moreover, there was a significant decrease of $29.5 million in the
Company's sales of intimate apparel in the Company's two segments, primarily to
Victoria's Secret, which resulted from a decision by the customer during 2008 to transfer one of its intimate apparel projects to India. As a result, Tefron did not receive additional orders during the year 2009 for this project.

     COST OF SALES

     Cost of sales consists primarily of materials, various salaries and related expenses, subcontracting expenses and other overhead expenses related to our manufacturing operations. Cost of sales decreased by 28.8% to $119.3 million in 2009 as compared to $167.6 million in 2008 due to the decrease in production volume as a result from the decrease in sales. As a percentage of sales, cost of sales increased to 103.3% in 2009 as compared to 96.4% in 2008. The increase of costs as a percentage of the Company's sales between 2008 and 2009 was due to the devaluation of the US dollar versus the NIS, higher sales of less profitable products, continuing manufacturing challenges in the Hi-Tex Division and a significant decrease in sales in 2009 as compared to 2008. The significant decrease in sales in 2009 compared to 2008 was not matched by a corresponding decrease in the fixed costs.

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

LIQUIDITY AND CAPITAL RESOURCES

     2009 SOURCES AND USES OF CASH

      As of December 31, 2009, the Company's approved credit facilities were approximately $28.75 million, of which approximately $25.8 million was being utilized for loans and credit. As of December 31, 2009, the Company had a total of $6.8 million in unused sources of liquidity, consisting of: $1.9 million in cash, $2.9 million in an unused credit line, and approximately $2 million in an unused factoring facility.

      During March 2010, the Company's bank credit was increased to $30.75 million in the aggregate, and the Company successfully raised $4 million from its shareholders.

      As of June 30, 2010, the Company's approved credit facilities were approximately $30.75 million, of which approximately $24.5 million was being utilized for loans and credit.

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

Haifa, Israel
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
                                   =========     =========      =========     =========      =========      =========

     b.   IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT

            The Company cash generating units comprise of the following:

            1.    Cut and sew (C&S) - Includes design, manufacturing and sale of intimate apparel and active wear using the "cut & sew" method;

            2.    Seamless - Includes design, manufacturing and sale of intimate apparel and active wear using the "seamless" method;

            3.    Macro  - Includes manufacturing of swimwear in Asia-Pacific by sub-contractors. Finished goods are mostly sold in the USA and
                  Europe;

            4.    Real estate in the USA - The Company generating cash flow from leasing its head office in the USA. This building generates an independent cash flow on its own; and

            5.    Machines  in  the USA (operation lease); the Company generates cash flow from leasing the machines in operational lease.

            The  Company  assesses  at  each  reporting date whether there is an indication  that an asset may be impaired. If any indication exists, or  when  annual  impairment  testing  for an asset is required, the
            Company   estimates  the  asset's  recoverable  amount.  An  asset's recoverable amount is the higher of the fair value of asset (or cash generating  unit)  minus  costs  to sell and its value in use and is determined  for  an  individual  asset,  unless  the  asset does not generate  cash  inflows  that  are largely independent of those from other  assets  or  groups  of  asset,  in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

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
            The  reversal  is  limited  in order that the carrying amount of the asset does not exceed its recoverable amount, nor does it exceed the original  net  book  value  that  would have been determined, net of depreciation,  had  no impairment loss been recognized for the asset in prior years.

            In  2008 the Company recorded an impairment loss amounting to $2,135 thousand,  which  was  allocated to cash generating units "Seamless"
            and  "Machines  in  the  USA".  The  Company  identified in 2009 the
            Asset's  fair  value  less  costs  to sell as its recoverable amount since  it is higher than its carrying value. For this determination, the  Company  uses a third party appraiser which used actual selling prices  in  transactions which occurred near the balance sheet date.
            The appraiser noted that the recoverable amount increased in 2009 in the  "Seamless"  and  "Machines  in  the USA" cash generating units, which resulted in the impairment reversal, net in the amount of $496 thousands.  The  increase  in  the  recoverable  amount  was  due to improvements  in credit markets which stimulated increase in capital expenditures.  As  such, the Company recorded reversal of impairment in accordance with paragraph 111(a) of IAS 36.

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

    c.   For liens, see Note 17.

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

     f.    Authorization of the financial statements:

     The  financial statements were authorized for issuance on July 13, 2010 by the Board of Directors.

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

                                     F - 70

                                   SIGNATURES

     The Company hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                                  TEFRON LTD.

                                                  By: /s/ Amit Meridor
                                                  ------------------------------
                                                  Name:  Amit Meridor
                                                  Title: Chief Executive Officer

                                                  By: /s/ Eran Rotem
                                                  ------------------------------
                                                  Name:  Eran Rotem
                                                  Title: Chief Financial Officer

April 7, 2011

                                       92