Form 20-F
period 2010-12-31
TEFRON LTD
filed 2011-06-23
CIK 1044863

As filed with the Securities and Exchange Commission on June 23, 2011

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

OR

☐           SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________

Commission file number 0-28878

TEFRON LTD.
(Exact name of Registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)

Industrial Center Teradyon, P.O. Box 1365, Misgav 20179, Israel
(Address of principal executive offices)

Eran Rotem Chief Financial Officer Industrial Center Teradyon, P.O. Box 1365, Misgav 20179, Israel Tel: 972-4-990-0881
(Name, Telephone, E-mail and/or Facsimile number and Address of Registrant's Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, NIS 10.0 par value per share	Over-The-Counter Bulletin Board

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

6,541,736 Ordinary Shares, NIS 10.0 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☐

International Financing Reporting Standards as issued by the International Accounting Standards Board ☒

Other  ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

ii

TABLE OF CONTENTS

Page

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	3
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	3
ITEM 3.	KEY INFORMATION	3
3A.	Selected Financial Data	3
3B.	Capitalization and Indebtedness	6
3C.	Reasons for the Offer and Use of Proceeds	6
3D.	Risk Factors	6
ITEM 4.	INFORMATION ON THE COMPANY	19
4A.	History and Development of the Company	19
4D.	Property, Plants and Equipment	34
ITEM 4A.	UNRESOLVED STAFF COMMENTS	36
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	36
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	53
6A.	Directors and Senior Management	53
6B.	Compensation	56
6C.	Board Practices	58
6D.	Employees	61
6E.	Share Ownership	62
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	64
7A.	Major Shareholders	64
7B.	Related Party Transactions	67
7C.	Interests of Experts and Counsel.	71
ITEM 8.	FINANCIAL INFORMATION	71
ITEM 9	THE OFFER AND LISTING	72
ITEM 10.	ADDITIONAL INFORMATION	74
10A.	Share Capital	74
10B.	Memorandum and Articles of Association	74
10C.	Material Contracts	76
10D.	Exchange Controls	86
10E.	Taxation	86
10F.	Dividends and Payment Agents	90
10G.	Statements by Experts	90
10H.	Documents on Display	90
10I.	Subsidiary Information	90
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	91
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	92
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	92
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	92
ITEM 15T.	CONTROLS AND PROCEDURES	92
ITEM 16.	[RESERVED]	93
16A.	AUDIT COMMITTEE FINANCIAL EXPERT	93
16B.	CODE OF ETHICS	94
16C.	ACCOUNTANTS' FEES AND SERVICES	94
16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	95
16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	95
16F.	CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT.	95
16G.	CORPORATE GOVERNANCE.	95
ITEM 17.	FINANCIAL STATEMENTS	96
ITEM 18.	FINANCIAL STATEMENTS	96

iii

INTRODUCTION

As used in this Annual Report on Form 20-F, references to "we", "our", "us", "Tefron" or the "Company" are references to Tefron Ltd., a company organized under the laws of the State of Israel, and its wholly-owned subsidiaries, unless indicated otherwise.

Our 2010 consolidated financial statements have been prepared in United States dollars and in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. See Note 2 of the Notes to our Consolidated Financial Statements. Until and including our financial statements for the year ended December 31, 2007, we prepared our consolidated financial statements in accordance with Generally Accepted Accounting Principles in the United States ("U.S. GAAP"). All references in this Annual Report to "U.S. dollars," "dollars" or "$" are to United States dollars and all references in this Annual Report to "NIS" or "shekels" are to New Israeli Shekels. Unless otherwise indicated, and when no date is specified, NIS amounts have been translated into U.S. dollars at NIS 3.549 to $1.00, the representative rate of exchange published by the Bank of Israel, the Israeli central bank, for December 31, 2010. The representative exchange rate between the NIS and the dollar as published by the Bank of Israel for May 31, 2011 was NIS 3.437 to $1.00.

All share and per share information in this Annual Report has been adjusted to give retroactive effect to a ten-for-one reverse split of our ordinary shares that became effective on January 22, 2009.

All references in this Annual Report to "Victoria's Secret" are both to the Victoria's Secret stores and Victoria's Secret Catalog owned and operated by Intimate Brands, Inc., a subsidiary of The Limited, Inc., and to Mast Industries Inc., a wholly-owned subsidiary of The Limited, which imports and distributes women's intimate apparel and related products on behalf of Victoria's Secret stores, Victoria's Secret Catalog and Cacique.  All references in this Annual Report to "Warnaco/Calvin Klein"  are to Warnaco Inc., the owner worldwide of the Calvin Klein trademarks, rights and business for women's intimate apparel and men's underwear. All references in this Annual Report to "Nike" are to Nike, Inc. All references in this Annual Report to "Wal-Mart" are to Wal Mart Stores, Inc.

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

•	the liquidity challenges that we face;

•
our dependence on a small number of principal customers and on their continued purchase of our products in the same volumes or on the same terms and their ability to meet their payment obligations to us;

•	the effect of the worldwide recession on our target markets and the cyclical nature of the clothing retail industry and the ongoing changes in fashion preferences;

•	our failure to generate sufficient cash from our operations to pay our debt and our failure to meet our financial covenants in our bank loan agreements;

•	the competitive nature of the markets in which we operate, including the ability of our competitors to enter into and compete in the seamless market in which we operate;

•
the potential adverse effect on our future operating efficiency resulting from our expansion into new product lines with more complicated products, different raw materials and changes in market trends;

•	fluctuations in inflation and currency exchange rates;

•	cost increase in the purchase of finished products or production services;

•	the limitations and restrictions imposed by our substantial debt obligations;

•
the potential adverse effect on our business resulting from our international operations, including increased custom duties and import quotas (e.g., in China, where we manufacture for our swimwear division);

•	political, economic and social risks associated with international business and relating to operations in Israel.

•	the purchase of new equipment that may be necessary as a result of our expansion into new product lines;

•	our dependence on subcontractors in connection with our manufacturing process, in particular the sewing, dyeing and finishing process;

•	the fluctuating costs of raw materials; and

•	dependence on our suppliers for our machinery and the maintenance of our machinery.

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

The following selected financial data as of December 31, 2007, 2008, 2009 and 2010 and for each of the four years ended December 31, 2007, 2008, 2009 and 2010 have been derived from, and should be read in conjunction with, our audited consolidated financial statements and notes thereto prepared in accordance with IFRS and do not include consolidated financial data in accordance with U.S. GAAP appearing elsewhere in this Annual Report.  The selected financial data as of December 31, 2006 and for  the year ended December 31, 2006 have been derived from our audited financial statements not included in this Annual Report. Our audited financial statements for the year ended December 31, 2006 were prepared in accordance with U.S. GAAP.  All share and per share information has been adjusted to give retroactive effect to a ten-for-one reverse split of our ordinary shares that became effective on January 22, 2009.

We sold our ownership interest in AlbaHealth in April 2006. Accordingly, the financial statements of AlbaHealth are accounted for as discontinued operations, and the financial results and information described below do not include the financial results of AlbaHealth. We ceased to consolidate the financial statements of AlbaHealth commencing April 27, 2006.

	For the year ended December 31
	2007	2008	2009	2010
	U.S. dollars in thousands (except per share data)
Statement of Income Data:
In accordance with IFRS

Sales	$158,614	$173,829	$115,538	$86,044
Cost of sales, net	139,145	167,557	119,339	86,717

Gross profit (loss)	19,469	6,272	(3,801)	(673)
Selling and marketing expenses	12,443	16,959	13,842	11,850
General and administrative expenses	5,190	6,406	3,779	4,050
Other expenses (income)	-	2,135	(496)	6,233

Operating income (loss)	1,836	(19,228)	(20,926)	(22,806)
Loss from early repayment of subordinated note receivable	-	-	1,285	-
Financial income	1,401	319	1,747	30
Financial expenses	(2,690)	(3,347)	(2,259)	(2,379)

Loss before taxes on income	547	(22,256)	(22,723)	(25,155)
Tax benefit	35	4,677	5,330	2,469
Net income (loss)	$582	$(17,579)	$(17,393)	$(22,686)
Basic and diluted net earnings (losses) per share	0.2	(6.7)	(6.6)	(7.7)

Weighted average number of shares used for computing basic earnings (losses) per share	2,118,816	2,120,298	2,120,298	6,441,996
Weighted average number of shares used for computing diluted earnings (losses) per share	2,118,816	2,120,298	2,120,298	6,441,996

For the year ended December 31
2006
U.S. dollars in thousands (except per share data)
Statement of Income Data:
In accordance with U.S. GAAP

Sales	$188,104
Cost of sales	145,144

Gross profit	42,960
Selling and marketing expenses	11,573
General and administrative expenses	5,504

Operating income	25,883
Financial expenses, net	1,912

Income before taxes on income	23,971
Tax expenses	5,711
Income from continuing operations	18,260
Income (loss) from discontinued operations	120
Net income	$18,380

Basic and diluted net earnings per share from continuing operations:
Basic net earnings per share	9.0
Diluted net earnings per share	8.8
Basic and diluted net earnings (losses) per share from discontinued operations:
Basic net earnings (losses) per share	0.1
Diluted net earnings (losses) per share	0.1
Basic and diluted net earnings per share:
Basic net earnings per share	9.1
Diluted net earnings per share	8.9
Weighted average number of shares used for computing basic earnings per share	2,021,072
Weighted average number of shares used for computing diluted earnings per share	2,075,457

Balance Sheet Data	As of December 31,
In accordance with IFRS	2007	2008*	2009	2010
	(US Dollars in thousands)
Cash and cash equivalents	$2,384	$1,566	$1,904	$9,361
Working capital (deficit)	38,578	4,930	(6,647)	11,465
Total assets	160,740	131,732	99,197	82,752
Total debt(1)	19,322	24,809	25,847	26,012
Total equity	89,380	63,745	46,995	35,910

Share Capital	7,518	7,518	7,518	19,818

Additional paid in capital	106,864	107,104	107,522	107,204

Balance Sheet Data	As of December 31,
In accordance with US GAAP	2006*
(US Dollars in thousands)
Cash and cash equivalents	$3,966
Working capital	35,270
Total assets	164,656
Total debt(1)	25,270
Shareholders' equity	82,230

Share Capital	7,411

Additional paid-in capital	101,684

(1) Total debt consists of total short-term bank credit and long-term loans from banks.

* In 2006, dividends declared per share amounted to $4.851 (after giving effect to the ten-for-one reverse split). In 2008, dividends declared per share amounted to $3.77 (after giving effect to the ten-for-one reverse split). No dividends were declared in the years, 2007, 2009 and 2010.

3B.	Capitalization and Indebtedness

Not Applicable.

3C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

3D.	Risk Factors

Risk Factors Relating to Our Business

We face liquidity challenges.  If our bank lenders cancel our credit lines, it will jeopardize the continuation of our activities.  In addition, we may need to raise additional capital in the future, and if it is not available to us, we may need to eliminate some aspects of our operations.

We face liquidity challenges. Current economic conditions have, among other things, led to a limitation in the amount of credit available to us. We have implemented efficiency measures in an effort to balance our expenses with our available sources of capital. In March 2010 we raised $4 million through a combination of a rights offering and a private placement, and in December 2010 we raised $5,813,000 through a private placement to various investors. In addition, we executed an agreement with our bank lenders, as well as an amendment to the agreement, which restructure our debts and provides additional credit, as detailed in "Item 10. Additional Information – 10C. Material Contracts - Agreement with Our Bank Lenders" and in "Item 10. Additional Information – 10C. Material Contracts - Amendment to the Agreement with Our Bank Lenders". Despite these steps, we may still need to raise additional funds in the future in order to satisfy our working capital and capital expenditure requirements. Current economic conditions, including weakness and uncertainty in the capital and credit markets, are likely to limit our ability to access sources of funds.

Although we raised capital from various sources during 2010, we may not be able to obtain additional funds, if needed, on a timely basis, on acceptable terms or at all. Weakness and uncertainty in the capital and credit markets may limit our access to additional funds required to operate our business. This could force us to delay raising capital or bear an unattractive cost of capital, resulting in decreased profitability and significantly reducing our financial flexibility. In addition, if we cannot raise needed funds on acceptable terms, we may be required to delay, scale back or eliminate some aspects of our operations and we may not be able to: develop new products; maintain or enhance our existing products; remain current with evolving industry standards; maintain or expand our sales and marketing programs; take advantage of future opportunities; or respond to competitive pressures or unanticipated requirements.

We depend on a small number of principal customers who have in the past bought our products in large volumes. We cannot assure that these customers or any other customer will continue to buy our products in the same volumes or on the same terms.

Our sales to Victoria's Secret accounted for approximately 32.7% of our total sales in 2008, 32.7% of our total sales in 2009 and 38.7% of our total sales in 2010. Our sales to our largest three customers (other than Victoria's Secret) during 2010 (Calvin Klein, Wal-Mart, and lululemon athletica) accounted in the aggregate for approximately 22.5% of our total sales during that period.

We do not have long-term purchase contracts with our customers, and our sales arrangements with our customers do not have minimum purchase requirements. We cannot assure that our customers will continue to buy our products at all or in the same volumes or on the same terms as they have in the past.  For instance, during 2008, Nike accounted for approximately 23.2% of our total sales, and we had no sales to Nike re 2010.  In addition, during 2010, we experienced a decrease in our sales of approximately $29 million, versus 2009.

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

A significant part of our sales is made to a limited number of customers. Our largest customer accounted for 32.7% of our sales in 2008, 32.7% of our sales in 2009 and 38.7% of our sales in 2010, and our then six largest customers accounted for approximately 76.5% of our sales in 2008, 59.0% of our sales in 2009 and 68.6% of our sales in 2010. We generally do not require and do not receive collateral or guarantees from those customers for the orders we supply them. We maintain an allowance for doubtful debts based upon factors surrounding the credit risk of specific customers, historical trends and other information which our management believes adequately covers all anticipated losses in respect of trade receivables. There can be no assurance that this allowance will be adequate. In the event that any of our major customers fails to satisfy its payment obligations to us for any reason, this could significantly reduce our sales and our earnings and have a material adverse effect on our operating results.

The economic situation has increased the level of risk that our partners – customers, subcontractors, (including an important contractor in the area of dyeing) and suppliers – will become insolvent. If our suppliers and subcontractors encounter financial difficulties, we may be forced to find alternative suppliers and subcontractors with little advance warning. As a result, we may be unable to supply our products to our customers in a timely manner or be unable to deliver such products to our customers altogether.

We require a significant amount of cash to satisfy our debt obligations. If we fail to generate sufficient cash flow from operations, we may need to renegotiate or refinance our debt, obtain additional financing, postpone capital expenditures or sell assets. If we are not successful in accomplishing any of the forgoing, the lenders may declare all amounts owed to them due and payable.

           We depend mainly on our cash generated by operating activities to make payments on our debt. In 2008, we had a negative cash flow of approximately $7.7 million, in 2009, we had a negative cash flow of approximately $1.5 million and in 2010 we had a negative cash flow of approximately $2.4 million. In 2008 and in 2009, we were unable to meet our financial covenant obligations on our loan from our bank lenders, and all the banks with which we had loan agreements agreed to waive these financial covenant defaults for 2008 and 2009.  For 2010 and onward, we and our bank lenders agreed to new financial covenants as described in "Item 10. Additional Information – C. Material Contracts – Amendment to the Agreement with Our Bank Lenders".  We could not guarantee that we will be able to meet these financial requirements for 2011.

We cannot assure that we will generate sufficient cash flow from operations to make the scheduled payments on our debt in the future. We currently have a balance of $20.0 million in long term loans which is due to be repaid in increments from 2013 until 2020.  The repayment obligations on our long-term debt are $1.25 million per year from 2013 until 2019 and $11.25 million in 2020. In addition, we have a balance of $5.0 million under the amendment to the agreement with our bank lenders described in "Item 10- Additional Information – C. Material Contracts – Amendment to the Agreement with Our Bank Lenders", of which $3.8 million is due to be repaid from 2012 until 2014 and $1.2 million is due in 2011.  The repayment obligations on our long-term debt of approximately $3.8 million are $1.3 million per year from 2012 until 2014. In addition, as of March 31, 2011, we had repayment obligations under our short-term bank credit and revolving credit facilities in the amount of approximately $5.7 million. Our ability to meet our debt obligations will depend on whether we can successfully implement our strategy, as well as on economic, financial, competitive and technical factors. Some of the factors are beyond our control, such as economic conditions in the markets where we operate or intend to operate, changes in our customers' demand for our products, and pressure from existing and new competitors.

If we cannot generate sufficient cash flow from operations to make scheduled payments on our debt obligations, we may need to renegotiate the terms of our debt, refinance our debt, obtain additional financing, delay planned capital and other expenditures or sell assets. Our ability to renegotiate the terms of our debt, refinance our debt or obtain additional financing will depend on, among other things:

•	our financial condition at the time;
•	restrictions in agreements governing our debt; and
•	other factors, including market conditions.

If our lenders decline to renegotiate the terms of our debt in these circumstances, the lenders could declare all amounts borrowed and all amounts due to them under the agreements due and payable. If we are unable to repay the debt in these circumstances, the lenders could foreclose on our assets that are subject to liens and sell our assets to satisfy the debt.

Our markets are competitive and some of our competitors have some advantages over us; we may not be able to compete successfully.

We compete directly with a number of manufacturers of intimate apparel, active-wear and swimwear, some have a lower cost-base than Tefron, longer operating histories, larger customer bases, greater geographical proximity to customers and greater financial and marketing resources than we do. Increased competition, direct or indirect, could reduce our revenues and profitability through pricing pressure, loss of market share and other factors. We cannot assure that we will be able to compete successfully against existing or new competitors, as the market for our products evolves and the level of competition increases. Moreover, our competitors, especially those from the Far East, have established relationships with our customers, which has caused an erosion of prices of some of the products of our Cut & Sew Division, which has a negative effect on our sales of Cut & Sew products.  For example, in 2008, our largest intimate apparel customer transferred its sourcing of an old Cut & Sew cotton program to India. Current or future relationships between our existing and prospective competitors, especially from the Far East, and existing or potential customers could materially affect our ability to compete.

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

Exchange rate fluctuations between the U.S. dollar and the NIS and between the Euro and the U.S. dollar, and inflation in Israel, may negatively affect our earnings. A substantial majority (approximately 87.4% in 2010) of our revenues is denominated in U.S. dollars and a portion of our revenues (approximately 7.5% in 2010) is denominated in Euros. However, a significant portion of the expenses associated with our Israeli operations, including personnel and facilities-related expenses and expenses related to the purchase of raw materials, are incurred in NIS. A significant portion of our expenses are also incurred in countries in the Far East, mainly China and India; these expenses are denominated in U.S. dollars but may be adjusted in accordance with the exchange rate of the local currency to the U.S. dollar. Consequently, we are exposed to the risk of appreciation of the NIS vis-à-vis the U.S. dollar. The appreciation of the NIS vis-à-vis the U.S. dollar would cause, and in 2008 and 2010 did cause, an increase in our expenses as recorded in our U.S. dollar denominated financial reports even though the expenses denominated in local currencies will remain unchanged.

Due to the appreciation of the NIS vis-a-vis the dollar in 2010, we incurred gross expenses of approximately $1.6 million.

We are also exposed to the risk of the devaluation of the Euro vis-à-vis the U.S. dollar, which would cause, and in 2010 did cause, a decline in our sales in Europe in dollar terms. Due to the devaluation of the Euro vis-a-vis the dollar in 2010 compared to 2009, our sales declined in dollar terms by approximately $297,000.

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

As of December 31, 2010, we had approximately $20.0 million of long term loans outstanding  and approximately $6.2 million in short-term bank credit. Our debt obligations could have important consequences. For example, they could: require us to use a portion of our operating cash flow to repay the principal starting 2012, and interest on our loans, which would reduce funds available to operate, grow and expand our business, invest in machinery and equipment and for other purposes; place us at a competitive disadvantage compared to our competitors that have less debt; make us more vulnerable to economic and industry downturns and reduce our flexibility in responding to changing business and economic conditions; limit our ability to pursue business opportunities; and limit our ability in the future to borrow money for operations or capital.

Because our loans bear interest at floating rates, an increase in interest rates could reduce our profitability. For example, a one percent change on our floating interest rate long-term loans outstanding at December 31, 2010, would have an annual impact of approximately $47,500 on our interest cost.

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

We owe as of December 2010, $26.2 million to our bank lenders, and we are currently unable to obtain financing from alternative sources. Our loan agreements contain various covenants which require that we maintain certain financial ratios related to shareholders' equity and operating results. Our failure to comply with the covenants and restrictions contained in our loan agreements could lead to a default under the terms of these agreements. For instance, during the fourth quarter of 2008 and 2009, we failed to comply with a minimum EBITDA requirement contained in our bank loan agreements, and in early 2010 we expected that we would be unable to meet our EBITDA financial covenant in the fourth quarter of 2010. All the banks with which we had loan agreements agreed to waive such financial covenant defaults for 2008, 2009 and for our expected financial covenant default for 2010.  On December 24, 2010, we reached a new agreement with our bank lenders which include the following financials covenants: (i) no EBITDA covenant for the year 2010,  (ii) that our shareholders equity will not drop below $28 million for the year 2010 and $29.5 million for 2011, (iii) that we will not pay dividends or any management fees and/or any other payment to our shareholders until the loans provided by our bank lenders have been repaid in full, and (iv) that our cash, inventory and receivables will not, at any time, drop below $33 million, nor will our receivables drop below $9 million in 2010, 12.5 million in 2011 and $14 million in 2012 and thereafter.  We cannot assure that we will not default on that or other financial covenants contained in our bank loan agreements again in the future, or in the event of any such defaults, that our bank lenders will agree to waive such defaults again in the future.

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

In addition, our loan agreements contain a number of conditions and limitations on the way in which we can operate our business, including limitations on our ability to raise debt, sell or acquire assets and pay dividends. These conditions and limitations, as well as the covenants requiring that we maintain financial ratios referred to above, may force us to pursue less than optimal business strategies or forgo business arrangements which could have been financially advantageous to us and our shareholders. Please See "Item 10. Additional Information – 10C. Material Contracts - Agreement with Our Bank Lenders.

On December 24, 2010, we signed an amendment to the Agreement with our bank lenders (hereinafter: "the Amendment") which includes the provision of additional credit of $5 million in favor of the Company. Please See "Item 10. Additional Information – 10C. Material Contracts - Amendment to the Agreement with Our Bank Lenders".

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

Approximately 79% of our sales in 2008, 84.8% of our sales in 2009 and 84.6% of our sales in 2010 were made to customers in North America, and approximately 16% of our sales in 2008, 9.7% of our sales in 2009 and 12.1% of our sales in 2010 were made to customers in Europe. We also had sales in Israel constituting approximately 2.2% of our sales in 2008, 4.6% of our sales in 2009 and 2.8% of our sales in 2010. In addition, a substantial majority of our raw materials are purchased outside of Israel. Furthermore, a substantial majority of our sewing operation is performed in Jordan, and a substantial majority of our Cut & Sew operations for swimwear and intimate apparel is performed in China, India and Cambodia. For these purposes, products of ours are situated in these countries, and equipment and machinery of ours are situated in Jordan. Our international sales and purchases are affected by costs associated with shipping goods and risks inherent in doing business in international markets, including:

•	changes in regulatory requirements or tax laws;
•	export restrictions, tariffs and other trade barriers;
•	quotas imposed by international agreements between the United States and certain foreign countries;
•	currency fluctuations;
•	longer payment cycles;
•	difficulties in collecting accounts receivable;
•	political instability, hostility and seasonal reductions in business activities; and
•	strikes and general economic problems.

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

We use cotton yarn, spandex, various polymeric yarn and elastic as primary materials for manufacturing our products. Our financial performance depends, to a substantial extent, on the cost and availability of these raw materials, and especially the fluctuating costs of cotton and petroleum. The capacity, supply and demand for such raw materials are subject to cyclical and other market factors and may fluctuate significantly. As a result, our cost in securing raw materials is subject to substantial increases and decreases over which we have no control except by seeking to time our purchases of cotton and polymeric yarns, which are our principal raw materials, to take advantage of favorable market conditions. For example, in 2010, the cost of synthetic fibers increased due to rising energy costs, and there may be a similar increase in the future. In addition, in  2009 and in 2010, cotton price levels were very high due to high demand and shortage of commodity. We cannot assure that we will be able to pass on to customers the increased costs associated with the procurement of raw materials. Moreover, there has in the past been, and there may in the future be, a time lag between the incurrence of such increased costs and the transfer of such increases to customers. To the extent that increases in the cost of raw materials cannot be passed on to customers or there is a delay in passing on the increased costs to customers, we are likely to experience an increase in the cost of raw materials which may materially reduce our margin of profitability.

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

As part of our business, we supply our products through various delivery companies.  Delivery of our products involved the incurrence of unexpected expenses, such as product theft, delays and loss of products. Our profitability may be adversely affected by these additional expenses to the extent that our various insurance policies cover only the direct expenses.

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

Many of our employees and the employees of our manufacturers and subcontractors earn the minimum wage payable under law. Under Israeli law, the minimum wage, which is increased from time to time as a result of various economic parameters and updating of employee-union agreements, equals approximately 48.0% of the average wage for an employee in Israel, unless otherwise determined by government regulations. Pursuant to existing legislation, the minimum monthly wage was increased on July 1, 2008 in Israel, to NIS 3,850, and on May 23, 2010, a governmental committee of ministers in Israel approved a proposal to amend the Israeli Minimum Wage Law, 1987, to gradually increase the minimum wage in Israel in two steps: on July 1, 2011 the minimum wage will increase by 6.5% to NIS 4,100 and on October 1, 2012 by 4.9% to NIS 4,300.  In October 2008, the Jordanian Labor Ministry raised the minimum wage from JD110 to JD150 a month for 200,000 laborers, a decision that excluded QIZ firms, who in turn pledged to raise their Jordanian workers' salaries voluntarily. We have operations that are located both in the QIZ areas and outside such areas. An increase in the minimum wage would increase our labor costs or the labor costs of our manufacturers and subcontractors, and unless we can obtain alternative labor in lower cost markets, this increase could adversely affect our operating results.

We face potential conflicts of interest caused by investor influence.

Our principal shareholders have a great deal of influence over the constitution of our Board of Directors and over matters submitted to a vote of the shareholders. As of May 31, 2011,

Litef Holdings Inc. (hereinafter "Litef Holdings") and Intimes Nouvelle Seamless Inc. (hereinafter "Nouvelle") had voting power over approximately 33.3% of our outstanding ordinary shares (excluding 99,740 ordinary shares held by our wholly-owned subsidiary). Both Litef Holdings and Nouvelle are controlled by members of the Lieberman family, and therefore the corporate actions of Tefron may be significantly influenced by members of the Lieberman family. Litef Holdings and Nouvelle have entered into a shareholder agreement with Mivtach Shamir Holdings Ltd. (hereinafter "Mivtach Shamir"), and as of May 31, 2011, the percentage ownership in the Ordinary Shares of the Company held by parties to the shareholders agreement as a group was 45%. The corporate actions of Tefron may therefore be significantly influenced by the members of the aforementioned shareholder's agreement.

In addition, as of May 31, 2011, and based on available public information, Meir Shamir, one of our former directors, owned approximately 33.67% in Mivtach-Shamir, which as of such date held 11.7% of our outstanding shares and also held approximately 42.29% in Norfet, Limited Partnership (hereinafter "Norfet").  As of May 31, 2011, Norfet and related parties had voting power over approximately 9.4% of the outstanding ordinary shares of Tefron (excluding 99,740 ordinary shares held by our wholly-owned subsidiary). As a result, the corporate actions of Tefron may be significantly influenced by Mr. Shamir.

Please see "Item 7. Major Shareholders and Related Party Transactions -7A. Major Shareholders"

Israeli law imposes procedures, including, for certain material transactions, a requirement of shareholder approval, as a precondition to entering into interested party transactions. These procedures may apply to transactions between Litef Holdings and Nouvelle and us and between Norfet and us. However, we cannot assure that we will be able to avoid the possible detrimental effects of any such conflicts of interest by complying with the procedures mandated by Israeli law.

We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and in accordance with the Israeli Securities Regulations (Periodic and Immediate Statements), 1970 (the "Securities Regulations"). If we fail to maintain effective internal control over financial reporting, we may not be able to report our financial results accurately, and this could subject us to costly litigation, divert our management's time and attention, require us incur significant costs and expenses and lead to a loss of shareholder confidence in our financial reporting. Any of these could significantly impact our business.

The Sarbanes-Oxley Act of 2002 and the Securities Regulations impose certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404 and the Securities Regulations have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. We have documented and tested our internal control systems and procedures in order for us to comply with the requirements of Section 404 and the Securities Regulations. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2010, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. In 2009, we determined that a deficiency in our internal control over financial reporting in the first quarter of 2009 did not enable us to identify a failure to record purchasing expenses in connection with one sale made by our subsidiary, Macro Clothing Ltd. This required us to restate our financial statements for the first quarter of 2009. If we fail to maintain the adequacy of our internal controls, we may not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting.

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

Risk Factors Relating to Our Ordinary Shares

Our annual and quarterly operating results may vary which may cause the market price of our Ordinary Shares to decline.

We may experience significant fluctuations in our annual and quarterly operating results which may be caused by, among other factors:

•	the timing, size and composition of orders from customers;
•	varying levels of market acceptance of our products;
•	the timing of new product introductions by us, our customers or their competitors;
•	fluctuations in the exchange rate between the NIS, the U.S. dollar and the Euro;
•	economic conditions in the geographical areas in which we operate or sell products; and
•	operating efficiencies.

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

Market fluctuations and volatility, as well as general economic, market and political conditions, could reduce our share price. Continued weakness or uncertainty in the global capital and credit markets and difficult conditions in the economy generally may continue to adversely affect our share price. As of May 31, 2011, the last reported sale price of our ordinary shares on the OTCBB was $2.67 per ordinary share, and as of June 15, 2009, the last reported sale price of our ordinary shares on the OTCBB was $3.9 per ordinary share.

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

We benefit from certain Israeli government programs and tax benefits, particularly as a result of the "Approved Enterprise" status of substantially all of our existing production facilities in Israel. As a result of our "Approved Enterprise" status, we have been able to receive significant investment grants with respect to our capital expenditures. In addition, as we have exhausted the offsetting of our carried forward net operating loss, we are subject to a tax rate of 25% on earnings derived from these investments for which the benefit period has not expired. To maintain eligibility for these programs and tax benefits, we must continue to meet certain conditions, including making certain specified investments in fixed assets and conducting our operations in specified "Approved Enterprise" zones in Israel. If we fail to meet such conditions in the future, we could be required to refund tax benefits and grants already received, in whole or in part, with interest linked to the Consumer Price Index, or CPI, in Israel from the date of receipt. We have granted a security interest over all of our assets to secure our obligations to fulfill these conditions.

The Government of Israel has reduced the available amount of investment grants from up to 38% of eligible capital expenditures in 1996 to up to 24% of eligible capital expenditures (for projects not exceeding investments of NIS 140 million that are submitted in any year) and up to 20% of eligible capital expenditures (for projects exceeding investments of NIS 140 million that are submitted in any year) since 1997. Under a new amendment to the Investment Law effective as of January 1, 2011 the grant track shall apply only to approved programs located in Development Region "A" and shall provide not only cash grants (as prior to the amendment) but also the granting of loans. The rates for grants and loans shall not be fixed but shall not surpass 20% of the amount of the approved investment (this rate may be increased by an additional 4% to 24% of the approved investment).

There can be no assurance that the Israeli government will not further reduce the availability of investment grants, and there can be no assurance that there will be any government budget for such grants. The termination or reduction of certain programs and tax benefits, particularly benefits available to us as a result of the "Approved Enterprise" status of some of our existing facilities in Israel, would increase the costs of acquiring machinery and equipment for our production facilities and increase our effective tax rate which, in the aggregate, could significantly reduce our profitability. In addition, income attributed to certain programs may be tax exempt for a period of two years and is subject to a reduced corporate tax rate of 10% - 25% for an additional period of five to eight years, based on the percentage of foreign investment in the Company and the geographical location of the enterprise. We cannot assure that we will obtain approval for additional Approved Enterprises or enjoy the tax benefits of Privileged Enterprises, or that the provisions of the Investment Law, as amended, will not change or that the 25% foreign investment percentage will be reached for any subsequent year.

We also benefit from exemptions from customs duties and import quotas due to our locations in Israel and Jordan (Qualified Industrial Zone), and the free trade agreements Israel maintains with the United States, Canada, the European Union, or EU, and the European Free Trade Association, or EFTA. If there is a change in such benefits or if any such agreements were terminated, our profitability may be reduced. Recently, there has been a worldwide trend to reduce quotas and customs in order to promote free trade. If other countries enter into similar free trade agreements and obtain similar benefits, the price of apparel products, including our products, may decline and our profitability may be reduced.  See “-The cancellation of import quotas on textile goods is causing a decrease in the sale price of some of our products.”

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

Most of our sewing activities are concentrated in Jordan, and during 2010, approximately 59.2% of our sales derived from the sale of products manufactured in Jordan. Our activities in Jordan are predicated to a large extent on relations between Jordan and the State of Israel. In the past, hostility existed between Israel and Jordan. Likewise beginning with December 2008, the hostilities between Israel and the Palestinians increased, and future hostilities can damage our activity in Jordan. A deterioration in Israel's relations with Jordan can adversely affect our production and our ability to meet delivery on customer orders.

We are subject to various risks relating to operations in Israel.

We are incorporated under the laws of the State of Israel, and our main offices and manufacturing facilities are located in Misgav, in the northern part of the State of Israel. We are directly influenced by the political, economic and security conditions in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic concerns for Israel. Any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on our operations.

In July 2006, a conflict with Hezbollah escalated significantly on Israel's northern border, during which our normal activity routine was disrupted, affecting our sales and increasing our costs. In December 2008 and January 2009, there was an armed conflict between Israel and Hamas, which had established a government in Gaza, following the firing of missiles into southern Israel, as a result of which security warnings were issued regarding the presence of Israelis in Jordan. Hostilities between Israel and the Palestinians have continued.

Moreover, the majority of the Company's sewing activity is done in Jordan, with the Company's products are transferred from Israel to Jordan and back. Therefore, the security situation between Israel and Arab countries in general, and the Palestinians in particular, could affect the Company's ability to work freely in Jordan. In January 2011, demonstrations erupted in Egypt and in other Arab countries calling for regime change. The current uncertainty in connection with the future of regimes in the Arab world in general, and particularly in Jordan where the Company operates, increases the concerns about the future of Jordan's relationship with Israel, and consequently with companies associated with Israel, such as the Company.

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

Tefron Ltd. was incorporated under the laws of the State of Israel on March 10, 1977.  Our principal executive offices are located at Industrial Center Teradyon, P.O. Box 1365, Misgav 20179, Israel and our telephone number is 972-4-9900-881. We are subject to the provisions of the Israeli Companies Law, 1999. Our agent for service of process in the United States is AST American Stock Transfer & Trust Company, LLC, of 6201 15th Avenue Brooklyn, N.Y. 11219

Below is a summary of significant events in our development:

1990	First body size cotton panty with elastics adjustable to body size.
1997	Formation of Hi-Tex Founded by Tefron Ltd. ("Hi-Tex") and production of first Seamless products.
Initial public offering of our Ordinary Shares on the NYSE.
2001	Initial significant shifting of sewing production to Jordan.
2003
Acquisition of Macro Clothing Ltd., an entity that develops, manufactures, markets and sells swimsuits and beachwear.

Implementation of strategic steps to expand our product line, including active-wear products, to diversify our product line and client base.

2004	Closing of equity investments with two groups of investors in the aggregate amount of $20 million.
2005	Listing of our Ordinary Shares for trading on the Tel-Aviv Stock Exchange ("TASE") (in addition to the listing on the NYSE).
2006
Closing of a public offering of Ordinary Shares and option certificates on the TASE for aggregate net proceeds of $13.8 million. We subsequently received approximately $5.7 million from the exercise of the option certificates, primarily in 2007.

December 2008	Delisting of our Ordinary Shares from the NYSE due to failure to meet certain quantitative listing standards and quotation of our Ordinary Shares on the Over the Counter Bulletin Board.
January 2010 March 2010
Implementation of a turnaround plan to return the Company to profitability.

Execution of agreement with our bank lenders, among other things, re-organizing our credit arrangements with our bank lenders.

Closing of a rights offering which raised approximately $2.9 million and subsequent private placement to Mivtach Shamir Holdings, Ltd. and Ta-Top Limited Partnership, which raised approximately $1.1 million.

December 2010
Acquisition of the operations of Intimes Nouvelle Seamless Inc., a company operating in the women's intimate apparel field, manufactured with seamless technology, in exchange for the issuance to Nouvelle of 600,000 of the Company's ordinary shares . In addition, a concurrent investment of $5,813,000 in the Company by various investors.

Execution of amendment to the agreement with our bank lenders for the provision of an additional $5 million credit.

Investments by Nouvelle and other Shareholders

On December 30, 2010, we acquired the operations of women's intimate apparel field of Intimes Nouvelle Seamless Inc., which manufactured products using seamless technology. The transaction has enabled us to penetrate customers with seamless technology in the retail market in North America, where the Company had not been operating for the previous two years. As a result of the transaction, we have additional customers such as Wal-Mart and T.J. Maxx in the intimate apparel products group and we expect our sales turnover to grow considerably in 2011 in comparison with 2010 turnover. The business was acquired in exchange for the issuance to Nouvelle of 600,000 ordinary shares, which immediately after the issuance constituted 9.2% of the Company's issued and paid up share capital and the voting rights (7.9% on a fully diluted basis).  Concurrently with the acquisition, a total amount of $5,813 thousand was invested in the Company by: (i) Litef Holdings Inc. (ii) Mivtach Shamir Holdings Ltd; (iii) Zilkha Partners, L.P.; (iv) Fima Trust; and (v) Rimon Investments Master Fund L.P. Both of the aforementioned transactions were completed against a private placement of 3,368,094 of the Company's ordinary shares, representing 51.5% of the Company's issued share capital and voting rights (44.4% with full dilution). Ben and Martin Lieberman were also allocated 450,000 option warrants exercisable for 450,000 of the Company's ordinary shares, representing 6.4% of the Company's issued share capital and the voting rights. As a result of this investment, the  Lieberman family from Canada became the largest shareholders in the Company, thus altering the control structure of the Company. As of May 31, 2011, the Lieberman family, together with Mivtach Shamir Ltd., held 45% of the Company’s shares, via companies they control.

2010 Turnaround Plan

During the first quarter of 2010, we began to implement a turnaround plan with a view to returning the Company to profitability. The plan included the recruitment of a new CEO, new Board members and key personnel, the setting up of professional teams in the key sectors as described in "Item 5. Operating and Financial Review and Prospects - General - 2010 Development" and in "Item 6. Directors, Senior Management and Employees - 6A. Directors and Senior Management", the setting of specific operational and commercial targets with a goal to improve the Company's performance and to restore customers' faith in the Company, regular follow-up of progress in all sectors of operations, and raising capital to finance the Company's operations. The turnaround plan implementation continued throughout 2010, and we estimate that the full effect of its implementation will be felt in 2011. The Company also estimates that total savings from the turnaround plan (after neutralizing the effect of the reduction in the volume of operations) exceeded of $10 million in 2010. For more information about the turnaround plan, see also "Item 5- Operating and Financial Review and Prospects - General - 2010 Development".

Our 2010 turnaround plan followed the implementation of an overall efficiency plan during 2009 in view of our financial results and due to the liquidity challenges that we faced due to the worsening global economic environment, our ongoing operating difficulties and the reduction by our bank lenders of the credit available to us beginning in the fourth quarter of 2008.

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

There are no long term material obligations that have arisen from our turnaround or efficiency plans.

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

For more information about the investments in the Company's capital please see "Item 10. Additional Information – 10C. Material Contracts - Agreements with Nouvelle and other Shareholders" and Note 18 to the Financial Statements.

Capital Expenditures

Our capital expenditures for fixed and intangible assets were $0.1 million, $0.7 million and $3.4 million for the years ended December 31, 2010, 2009 and 2008, respectively. The 2010 expenditures were primarily made in Israel to invest in leasehold improvements and other equipment. See Consolidated Statements of Cash Flows in the Consolidated Financial Statements.

Our current capital expenditures include investments in equipment, machinery and leasehold improvements in our facilities in Israel and Jordan. See also Note 7 of the Notes to the Consolidated Financial Statements.

As of the date of this Annual Report, we estimate that our capital expenditures for 2011 will be approximately $1.0 million. We expect to finance these investments primarily from cash generated from operations and from proceeds from the rights offering and private placements which were completed during 2010. However, the actual amount of our capital expenditures will depend on a variety of factors, including the scope of our sales, general economic conditions, changes in demand for our products, increase in the sales growth of our new products, the risks and uncertainties involved in doing business in Jordan and our ability to generate sufficient cash from operations.  See "Item 3. Key Information - 3D. Risk Factors."

4B.	Business Overview

Overview

We manufacture intimate apparel, active-wear and swimwear sold throughout the world by such name-brand marketers as Victoria's Secret, Wal-Mart, Calvin Klein, The Gap, lululemon Athletica, Hanes Brands Industries, Patagonia, Reebok, T.J Maxx, TMGTV and other well-known American and European retailers and designer labels. Through the utilization of manufacturing technologies and techniques developed or refined by us, we are able to mass-produce quality garments featuring unique designs tailored to our customers' individual specifications. Our product line includes knitted briefs, bras, tank tops, boxers, leggings, crop tops, T-shirts, daywear, nightwear, bodysuits, swimwear, beach-wear, active-wear, shape wear and accessories.

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

We believe that our collaboration with our customers in the design and development of our products strengthens our relationships with our customers and improves the quality of our products.  We began our relationship with Victoria's Secret in 1991, The GAP in 1993, Calvin Klein in 1994, lululemon athletica in 2006 and Wal-Mart in 2008. Our four largest customers in 2009 accounted for approximately 49.8% of our total sales in 2009, and our four largest customers in 2010 accounted for approximately 61.2% of our total sales in 2010. However, as a result of the global economic recession and our operating difficulties, during 2009, we experienced a significant decrease in our sales, and specifically to our then two main customers, Nike and Victoria's Secret. During 2009 Nike ceased to place orders with us, and in 2010 we had no sales to Nike.  We have been making an effort to try to maintain our relationships with Victoria's Secret. See "Item 4. Information on the Company - 4B. Business Overview – Customers."

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

The manufacturing process for our swimwear products is outsourced to subcontractors, mostly in China and Cambodia that manufacture the products based on our development, design and specifications.  We continue to examine the financial feasibility of using subcontractors in various countries in an effort to identify preferable production locations, including in terms of production expenses.

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

•
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

•
Raw Material Development - After a design is developed, raw materials for the production of the product are purchased.  Our raw materials include cotton yarns, blends of cotton and synthetic yarn (e.g., cotton-spandex, cotton lycra, and cotton-viscose), micro-fiber nylons and blends of micro-fiber nylon with spandex, elastic, polyester, lace and other innovative natural materials, some of which are developed by us or by suppliers for us, which are sold in a broad price range. We purchase our raw materials from several international and domestic Israeli suppliers, and historically we have generally not experienced difficulty in obtaining raw materials to meet our production requirements. Raw materials are generally purchased against actual orders or customers' firm commitments, although we have a policy of maintaining a minimum level of those raw materials that are in repeated demand. From time to time, when market conditions are favorable, we have entered into contracts with various suppliers of basic yarns for delivery over a period of three to six months. The costs of our raw materials are subject to fluctuations. See "Item 3. Key Information - 3D. Risk Factors – We are subject to fluctuating costs of raw materials."

•
Knitting (only Cut & Sew) - The knitting needs of our Cut & Sew Division are provided by a subcontractor in Israel that currently supply substantially all of our fabric needs in Israel.  Our subcontractors utilize advanced and automated technology to knit tubular fabric, including bodysize fabrics. Bodysize fabrics, which are required for bodysize garments, enable maximum use of fabric and minimize waste during cutting.

•
Dyeing and Finishing - All of our dyeing activity in our Cut & Sew Division is conducted by a subcontractor located in Israel. All of the dyeing and finishing needs of our Hi-Tex Division are provided by a different subcontractor in Israel.  Most of the dyeing machines used by the subcontractor for the purpose of providing dyeing services are owned by us. In addition, the subcontractor applies unique technologies and production methods for us, which have been developed by us, by the subcontractor for itself, or by us and the subcontractor jointly for us. We are dependent on this subcontractor for our dyeing and finishing needs at our Hi-Tex Division.

•
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

•
Sewing (only Cut & Sew) - Cut fabrics are sewn to complete the garment, including the addition of accessories such as elastic waist and leg bands as well as labels. Working with computerized equipment and robotics, our employees and subcontractors sew garments with far greater precision than if sewn entirely by hand. Our Cut & Sew Division operates sewing facilities in Jordan, and also subcontracts sewing in Jordan. In addition, our Cut & Sew Division subcontracts a vertical manufacturing process in China, India and Cambodia.

•	Testing and Quality Control - We place significant emphasis on quality control and use quality assurance teams at each stage of the manufacturing process.

In 2010, 85.1% of our revenues generated from Cut & Sew products were due to sales of goods manufactured by subcontractors. Other than sewing at our plant in Jordan, all our activity in this field is carried out by subcontractors in Jordan, and the Far East. Sometimes subcontractors supply the finished product, and sometimes they provide only production services, while we supply them with part of the product for work and the required raw materials. Most of the subcontractors in Jordan use our machinery to provide the production services to us.

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

The Hi-Tex manufacturing process is currently being used to produce knit-to-size intimate apparel, active-wear and outerwear. We operate our Hi-Tex knitting process in our principal production facilities in Misgav, Israel. We operate our Hi-Tex sewing process in Jordan and subcontract sewing there and in Israel. See "Item 4. Information on the Company - 4D. Property, Plants and Equipment."

At December 31, 2010, we had a total of 739 fully equipped Santoni Knitting machines at the Hi-Tex facilities in Israel.

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

Sales and Marketing

Our marketing strategy focuses on selling quality products to large U.S. and European marketers of intimate apparel, active-wear and swimwear. In addition, we have decided to expand our marketing activity in Europe, and to market to customers in the local market. Following the transaction with Nouvelle, we have expanded our marketing to mass market customers. Thus, the principal market for our lingerie, underwear and sportswear products is the American market.

We market our products directly to major retailers, which sell them under their own labels and to several companies that market nationally advertised brands. We have sales offices which are located in New York, New York, London, England and Israel.

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

Customers

Our customers represent some of the leading marketers of intimate apparel, active-wear and swimwear in the world. In the Cut & Sew market for men's, women's and children's underwear and sportswear, our main customers are the large retail chains in the U.S. and companies that have some of the leading brands in the U.S.  In the Cut & Sew market for swimwear and beachwear our main customers are retail chains and companies with the leading brands in the U.S., Europe and Israel. Approximately 61.3% of our sales in 2010 were derived from the worldwide sale of our products to our four largest apparel customers, Victoria's Secret,  Calvin Klein, Wal-Mart and lululemon athletica. In 2010, in the active-wear area we maintained our business relationships with active-wear customers, such as Patagonia and Reebok, and began working with other active-wear customers. In the swimwear area, we  maintained our business relationships with other swimwear customers and developed business relationships with new customers in the USA and Europe.

The global recession and the decline in the level of consumption has impacted the extent of demand for our products and are liable to impact the type of products that customers prefer to buy as well.  Beginning in the second quarter of 2009, we experienced a significant decrease in our sales.  Among other things, we experienced a significant decrease in our sales to our then two main customers, Nike and Victoria's Secret.

On December 30, 2010, we acquired the operations of women's intimate apparel field of Intimes Nouvelle Seamless Inc., which manufactured products using seamless technology. The transaction has enabled us to penetrate customers with seamless technology in the mass market in North America, where the Company had not been operating for the previous two years. As a result of the transaction, we have additional customers such as Wal-Mart and T.J. Maxx and we expect our sales turnover to grow considerably in 2011 in comparison with 2010 turnover.

Our estimates concerning the increase in sales in 2011 in comparison to 2010 are forward-looking information. Forward-looking information is information about the future that is uncertain, based on existing information in the Company on the date of this report, including the Company's estimates or intentions as of the date of this report or which are not dependent on the Company. This information, in whole or in part, may not be realized or realized differently inter alia for the following reasons: financing difficulties, competition, changes in market demand, changes in customers' requirements, the Company's ability to preserve its customers among other reasons.

The following table outlines the dollar amount and percentage of total sales to our customers:

Customer	2008		2009		2010
			(Dollars in millions)
Victoria's Secret (1)	$56.9	32.7%	$37.8	32.7%	$33.3	38.7%
Calvin Klein	$3.9	2.3%	$7.2	6.2%	$8.1	9.4%
Wal-Mart	$0.8	0.5%	$4.5	3.9%	$7.0	8.2%
lululemon athletica	$3.4	2.0%	$5.8	5.0%	$4.3	5.0%
Nike	$40.3	23.2%	$6.7	5.8%	-	-
Others	$68.5	39.3%	$53.5	46.4%	$33.3	38.7%
Total	$173.8	100%	$115.5	100%	$86.0	100%

(1)  Includes sales to Mast Industries, Inc. on behalf of Victoria's Secret, Victoria's Secret Catalog and Cacique.

We established our relationship with our largest customer, Victoria's Secret, in 1991.  Currently, we manufacture underwear, nightwear, loungewear, bodysuits, active-wear, bras and shape-wear for Victoria's Secret. During 2009 and 2010, we experienced a decrease in our sales to Victoria's Secret. In addition, in the first quarter of 2011 we received a new project from Victoria's Secret which is produced in the Far East. See "Item 3. Key Information - 3D. Risk Factors - We depend on a small number of principal customers who have in the past bought our products in large volumes. We cannot assure that these customers or any other customer will continue to buy our products in the same volumes or on the same terms".

We began our working relationship with Calvin Klein in 1994. Currently, we supply Calvin Klein with underwear for men and women, T-shirts and camisoles.

We began our working relationship with Wal-Mart  in 2008. Currently, we supply Wal-Mart with swimwear and beachwear. Commencing 2011 and following the transaction with Nouvelle, we also supply Wal-Mart active-wear and underwear for men and women.

We began our working relationship with lululemon athletica in 2006. Currently, we supply lululemon athletica mainly with underwear and active-wear for men and women.

We continue to seek to expand and strengthen our relationship with our current customers and other brand names by providing the retailers with a continuing line of new products.  However, we cannot assure that these brands will continue to buy our products in the same volumes or on the same terms as they did in the past.

The supply times for goods to customers are determined by the purchase order and vary from order to order.

The volume of products ordered by customers is subject to the cyclical variations in their business.   See "Item 3. Key Information - 3D. Risk Factors – Our principal customers are in the clothing retail industry, which is subject to substantial cyclical variations. Current economic conditions in our target markets are expected to adversely affect our sales. Our revenues will decline significantly if our principal customers do not continue to buy our products in large volumes or if any of our principal customers fails to satisfy its payment obligations to us due to an economic downturn or for any other reason."

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

Law for the Encouragement of Capital Investments, 1959

The Company's production and development facilities have been granted "Approved Enterprise" status pursuant to the Law for the Encouragement of Capital Investments, 1959 (the "Investment Law"). According to the Law, revenues from the approved enterprises, during the seven years from the first year the approved enterprise earns taxable income, provided that 14 years have not passed since the approval was granted or 12 years have not passed since the enterprise began operating, whichever is earlier ("benefit period"), will be taxed at reduced tax rate of between 10% and 25% (in accordance with the rate of foreign investments in the company). A company, in which foreign investments exceed 25%, is entitled to an additional 3-year benefit period (10 years in total). Approval letters dated January 1997 or later are entitled to a tax exemption in the first two years of the benefit period. Nevertheless, if a dividend is distributed out of income derived from the Approved Enterprise during the tax exemption period, the distributing company will be subject to a corporate tax on the amount determined by the distributed amount grossed up with the effective corporate tax rate which would have been applied had the distributing company not enjoyed the exemption (as mentioned above).

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

Tefron -Tefron has nine approved investments under the grants track. The benefit period of 8 approved investments of the Company has ended, and as such income derived from these investments is taxable at the regular corporate tax rate in Israel. The ratio of the revenue derived from these investments is calculated according to growth in Company sales over and above sales before the beginning of these investments. The benefit period of one approved investment of the Company has yet to end. Due to the Company's losses in 2008-2010, we estimate that we will not utilize the benefit in the above plan in 2011.

Hi-Tex - Hi-Tex has three approved investments under the grants track. The benefit period of two of them has yet to end.

In addition, the Company's fourth plan is in accordance with Amendment 60 of the Law (the "Amendment"), under the alternative track. Under the alternative track, the benefit period start date is from the year in which taxable revenue is first generated by the approved enterprise, provided that less than 12 years have elapsed since the start of the elective year. Under this track, the Company is tax exempt in the first ten years of the benefit period.

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

The qualifying percentage of the value of the productive assets is as follows:

The value of productive assets before the expansion (NIS in millions)	The new proportion that the required investment bears to the value of productive assets

Up to NIS 140	12%
NIS 140 - NIS 500	7%
More than NIS 500	5%

The income qualifying for tax benefits under the alternative track is the taxable income of a company that has met certain conditions as determined by the Law (a Beneficiary Enterprise"), and which is derived from an industrial enterprise or a hotel. The Law specifies the types of qualifying income that is entitled to tax benefits under the alternative track both in respect of an industrial enterprise and of a hotel, whereby income from an industrial enterprise includes, among others, revenues from the production and development of software products and revenues from industrial research and development activities performed for a foreign resident (and approved by the Head of the Administration of Industrial Research and Development).

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

Macro – Macro has elected 2005 as the year of election under the alternative track, pursuant to the amendment to the Law. The Company informed the income tax assessor on its election in its letter from December 27, 2006.

Amendment to the Law for the Encouragement of Capital Investments – 1959

In December 2010, the Knesset (Israeli Parliament) passed the Law for the Economic Policy for the Years 2011 and 2012 (Legislative Amendment) – 2011, which sets forth, inter alia, amendments to the Law for the Encouragement of Capital Investments – 1959 (hereinafter: "the Law"). The implementation of the amendment is effective from January 1, 2011. The amendment changed the benefit tracks in the Law and applies a uniform tax rate on all of the Company's preferred income. Beginning in the 2011 tax year, the Company is entitled to choose (without the possibility of changing its choice) whether or not to have the amendment apply to its existing approved and benefited enterprises. From the tax year for which the choice is made the chosen tax rate will apply. According to the amendment to the Law, the corporate tax rates for a preferred company with respect to its preferred income are as follows: In 2011 and 2012 - 15%, and in Development Area A – 10%, in 2013 and 2014 - 12.5%, and in Development Area A – 7%, and in 2015 and thereafter - 12%, and in Development Area A – 6%. The Company's facilities are in Development Area A.

As of May 30, 2011, the Company did not make a decision regarding the implementation of the amendment, and in light of this did not change its deferred taxes balances as of December 31, 2010. This evaluation of the Company may change in the future.

Law for the Encouragement of Industry (Taxes), 1969

Pursuant to the Law for the Encouragement of Industry (Taxes), 1969 (the "Encouragement of Industry Law"), a company qualifies as an "Industrial Company" if it is a resident of Israel and at least 90% of its income in any tax year (exclusive of income from certain defense loans,) is derived from an "industrial enterprise" it owns. An "industrial enterprise" is defined as an enterprise whose principal activity, in a given tax year, is industrial manufacturing.

We believe that we currently qualify as an Industrial Company. Accordingly, we believe that we are entitled to certain tax benefits, including a deduction of 12.5% per annum of the cost of  purchases of patents or certain other intangible property rights  used for the development or promotion of the industrial enterprise over a period of eight years commencing from the year in which such rights were first exercised.

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

In addition, Industrial Companies may (i) elect to file consolidated tax returns with additional related Israeli Industrial Companies and (ii) deduct expenses related to public offerings in equal amounts over a period of three-years commencing from the year of the offering.

Eligibility for benefits under the Encouragement of Industry Law is not contingent upon the approval of any governmental authority. No assurance can be given that we are an Industrial Company, will continue to qualify as an Industrial Company, or will avail ourselves of any benefits under this law in the future or that Industrial Companies will continue to enjoy such tax benefits in the future.

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

In addition, our competing manufacturers from the Far East have established relationships with our customers which erode the prices of some of our Cut & Sew products and reduce our sales of these products. As a result, the products that involve labor intensive manufacturing processes that are not based on our special technologies, are almost all manufactured through subcontractors in the Far East and in Jordan. In March 2011, we decided to discontinue the production activity of our Cut & Sew products in Israel and to concentrate it in the Far East where labor costs are low. We cannot be certain that our customers will not ask for production of our products by means of third parties, including direct contacts with subcontractors who are currently working through us. For our Seamless products that are more technology dependent, we endeavor to maintain our competitive position based on innovation and development.

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

Conditions in Israel

We are incorporated under the laws of the State of Israel, and some of our offices and manufacturing facilities are located in Jordan. Accordingly, we are directly affected by political, security and economic conditions in Israel. Our operations would be materially adversely affected if major hostilities involving Israel should occur or if trade between Israel and its present trading partners should be curtailed.

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

In January 2011 demonstrations erupted in Egypt and in other Arab countries calling for regime change. The current uncertainty in connection with the future of regimes in the Arab world in general, and particularly in Jordan where the Company operates, increases the concerns about the future of Jordan's relationship with Israel and consequently with companies associated with Israel such as the Company. We cannot assure that ongoing or revived hostilities or other factors related to Israel will not have a material adverse effect on us or our business.

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

Israel is a party to Qualified Industrial Zones agreements – since 1998 with Jordan and the United States, and since December 2004, with Egypt and the United States. These agreements, as well as the free trade agreement between the European Union, the United States and Egypt, enable us to execute part of our manufacturing process in defined zones in Jordan (including by producing parts of the product in Israel) and enjoy exemption from U.S. custom duties and quotas once exported to the United States and to countries of the European Union.

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

4D.	Property, Plants and Equipment

Israel

As of December 31, 2010, we maintained manufacturing and administrative facilities at the following sites in Israel and Jordan:

Facility in Israel	Approx. Square Footage	Number of Employees	Lease Expiration		Function

Petach Tikva (1)	1,900	2	2011		Management offices, partly sublease

Misgav: Central Factory - Hi-Tex ("Hi-Tex Building 1") (2)	143,000	69	2019		Knitting, storage and administrative functions
Misgav: Central Factory - Hi-Tex ("Hi-Tex Building 2") (2)	178,000	447	2019		Development, Knitting, packaging and storage and administrative functions
Rishon Le'Zion – Macro Center (3)	4,720	53	2015		Design, development and administrative functions
Facility in Jordan
Irbid	152,600	419	2011	(4)	Pressing, Sewing and packaging factory and logistic and some other manufacturing processes

(1)           On April 9, 2011 we terminated our lease agreement and vacated the premises of our management offices in Petach Tikva.

(2)           On March 21, 2010,  the Company signed an agreement with REIT 1 (hereinafter: "REIT 1"), the owner of the rights in the leased property in the Teradyon Industrial Zone in Misgav, according to which the lease period in the building which housed the Company's head office in Misgav ended on March 31, 2010. The Company and REIT 1 also signed a new rental agreement on September 6, 2010 with respect to the two other buildings which house the Company's plant in Misgav, for the period commencing January 1, 2010 until December 31, 2019 with no option to shorten the lease period, in return for a monthly rent of NIS 522 thousand plus VAT linked to the Consumer Price Index.

(3)           On December 15, 2010, the Company's subsidiary, Macro, vacated its offices in Holon and relocated its operations to premises it began to lease in Rishon Lezion. The lease on the premises in Rishon Lezion is for five (5) years commencing December 16, 2010. The lease may be automatically extended for an additional period of two years unless the subsidiary notifies the lessor in writing no later than 90 days prior to the end of the lease period that it does not wish to extend the lease.

(4)           The lease agreement is renewable annually at our option

For a description of our plans regarding our facilities, see Note 7 of the Notes to the Consolidated Financial Statements.

We believe that our existing facilities in Israel and Jordan are well-maintained, in good operating condition and provide adequate space for our current level of operations as well as for a significant increase in sales volume.

United States, England and China

As of December 31, 2010, Tefron USA, Tefron UK and Macro HK maintained a warehouse and distribution logistical center and administrative facilities at the following sites in the United States and China:

Facility in United States, England and China	Approx. Square Footage	Number of Personnel	Function
Valdese, NC - Warehouse	163,610	10	Warehouse and distribution Logistical center and stitching headquarters USA
Valdese, NC	52,644	-	Subleased
New York City – Offices	1,500	3	Sales Offices and Showroom
Los Angeles, CA – Offices	1,652	5	Sales Offices and Showroom
Dong Guan, China – Office	10,500	69	Sourcing and development

Both plants in Valdese, North Carolina are of brick and steel construction, and most areas have been air-conditioned. Since April 2005, we are leasing for a period of seven years 1,500 square feet at 150 West 30th Street New York, New York. In November 2010 we terminated our lease agreement and vacated the premises of 2,458 square feet at 4145 SW Watson Way, Beaverton, Oregon.  Since August 2010, we are leasing until the end of  2011, 1,652 square feet at 5900 Eastern Avenue, Suite No. 116, Los Angeles, California.  Since May 2007, we are leasing for a period of five years 10,500 square feet at FuMingzhong Rd., Town of Dalang, Dong Guan, China. The remainder of Tefron USA's physical properties are held in fee simple. We believe our existing facilities in the United States are well-maintained, in good operating condition and provide adequate space for our current level of operations as well as for a significant increase in sales volume.

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

We have two segments: Seamless (also called Hi-Tex) and Cut & Sew. Our Seamless Division, which manufactures intimate apparel and active-wear products, generated approximately 61.4% of our revenues during 2010. Our Cut & Sew Division, which manufactures intimate apparel, active-wear and swimwear products, generated approximately 38.6% of our revenues during 2010.

Our Hi-Tex manufacturing process, which is conducted through our subsidiary, Hi-Tex, involves a vertically integrated production process, from the design of the product to the knitting, dyeing and sewing of the product. However, our Hi-Tex manufacturing process utilizes state-of-the-art technology that eliminates a significant number of stages of the manufacturing process while enabling our Hi-Tex Division to produce a substantially wider range of fabrics, styles and product lines at a consistently high level of comfort, quality and durability. The Hi-Tex manufacturing process was developed in-house through the adaptation and configuration of machinery and equipment purchased from third parties. Although developed for our exclusive use, most of these adaptations and configurations are not patented. The manufacturing for our Hi-Tex Division takes place mainly in Israel, where we had 765 fully equipped Santoni knitting machines as of December 31, 2010,  of which 29 machines are leased to a third party that operates them in North Carolina, USA.

 Our Cut & Sew manufacturing process also involves a vertically integrated production process. We are involved in all steps of the process, from the design of the product to the knitting, dyeing, cutting and sewing of the product. The knitting, dyeing and cutting processes for our intimate apparel and active-wear products of our Cut & Sew Division take place in Israel and most of the sewing for these products takes place in Jordan. In March 2011, we decided to discontinue the production activity of our Cut & Sew products in Israel and to concentrate it in the Far East. Our swimwear products are produced by subcontractors mainly in the Far East. We continue to examine the financial feasibility of using subcontractors in various countries in an effort to identify preferable production locations, including in terms of production expenses.

2010 Developments

On December 30, 2010, we acquired the operations of women's intimate apparel field of Intimes Nouvelle Seamless Inc., which manufactured products using seamless technology. The transaction has enabled us to penetrate customers with seamless technology in the mass market in North America, where the Company had not been operating for the previous two years. As a result of the transaction, we have additional customers such as Wal-Mart and T.J. Maxx in the intimate apparel products group and we expect our sales turnover to grow considerably in 2011 in comparison with 2010 turnover. The business was acquired in exchange for the issuance to Nouvelle of 600,000 ordinary shares.  Concurrently with the acquisition, a total amount of $5,813 thousand was invested in the Company by: (i) Litef Holdings Inc.; (ii) Mivtach Shamir Holdings Ltd; (iii) Zilkha Partners, L.P.; (iv) Fima Trust; and (v) Rimon Investments Master Fund L.P. As a result of this investment, the Lieberman family from Canada became the largest shareholders in the Company, thus altering the control structure of the Company. As of May 31, 2011, the Lieberman family held 45% of the Company's shares, via companies they control and together with Mivtach Shamir Ltd.

During the first quarter of 2010, the Company began to implement a turnaround plan, in order to restore the Company to profitability in the future. The plan included the recruitment of a new CEO, new Board members and key personnel, the setting up of professional teams in the key sectors, the setting of specific operational and commercial targets to lead to an improvement in the Company's performance and to regain customers' faith as a consequence, regular follow-up of progress in all sectors of operations, and raising capital to finance the Company's operations. The turnaround plan implementation continued throughout 2010, and the Company estimates that the full effect of its implementation will be felt in 2011. The Company also estimates that total savings from the turnaround plan (after neutralizing the effect of the reduction in the volume of operations) were in excess of $10 million in 2010.

The turnaround plan consists of the following:

•
Working to improve our ability to meet deadlines for supplying customers' orders by focusing on the planning processes, management focus on customer targets, addressing basic problems in the quality of products and addressing operative bottlenecks.

•
Continued reduction in the level of production waste, including identifying the basic problems in the fields of knitting, fixation, dyeing and sewing, improving quality control in the early stages of production, measuring and managing waste on the production floor level and in the various work stations and improving optimization of planning quantities to reduce logistic waste.

•
Taking efficiency steps on the Company's production floor by improving levels of efficiency and output mainly in the stages of knitting and sewing, including by changing work processes, training employees and increasing control over the production process.

•
Reducing purchasing costs, mainly in the purchasing of raw materials and auxiliary materials, through locating additional alternative suppliers to increase competition between the suppliers, and through the development of products with cheaper alternative raw materials.

•
Taking saving and efficiency measures in general as well as in regard to administrative expenses. In this context, the Company signed agreements with its landlord, RIET 1 Ltd., regarding the property on which the Company's plant is located, as described below in " – 4D. Property, Plants and Equipment - Israel."  The total amount saved as a result of the agreement with RIET 1 Ltd. is more than $1 million per year.

•
Examining and improving the costing process and the mix of products and customers in order to prevent erosion in selling prices, and eliminating small customers and production of products with low profitability.

•
Taking steps to expand our customer base and to increase our sales to existing customers by offering new product collections and improving our operating efficiency in order that we can offer a better cost structure.

•
Recruiting key personnel in the fields of textile and clothing to expand the Company's know-how basis. In this context, the Company hired Mr. Amit Meridor as the Company's CEO, Mr. Arnon Tiberg as the Company's Chairman of the Board of Directors, Mr. Guy Zimmerman as the Company's VP, Sales and Business Development, and Ms. Osnat Kaplan as the Company's Innovation manager and rehired Mr. Ilan Gilboa as the Company's EVP Operations and Customer Support.

•	Reorganization of the Company's debt structure with the banks, as described in "Item 10. Additional Information – C. Material Contracts – Agreement with Our Bank Lenders."

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

Substantially all of our revenues are derived from the sale of our products, primarily in the United States. We recognize revenues from the sale of our products upon delivery when all other revenue recognition criteria are met. Our payment terms vary based on customer and length of relationship.  Our payment terms from our significant customers are between 30 and 60 days from the date of supply and the issuance of an invoice. We do not have any long-term supply obligations.

We purchase our raw materials from several international and domestic suppliers and historically have not experienced any difficulty in obtaining raw materials to meet production requirements. During 2009 and 2010, there was a relative rise in the prices of raw materials, mainly due to a decline in the dollar rate against most other currencies in the world, and a rise in the prices of inputs worldwide.  Raw materials are generally purchased against actual orders or customers' firm commitments, although we have a policy of maintaining a minimum level of those raw materials that are in repeated demand.

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

Our management believes the significant accounting policies which affect management's more significant estimates, judgments, and assumptions used in the preparation of the Company's consolidated financial statements and which are the most critical to aid in fully understanding and evaluating the Company's reported financial results include the following:

•           Revenue recognition;
•           Inventories;
•           Impairment of fixed assets;
•           Deferred tax assets;
•           Legal claims; and
•           Allowance for doubtful debts.

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

Impairment of fixed assets

Our property, plant and equipment and intangible assets are reviewed for impairment in accordance with International Accounting Standard 36, "Impairment of assets" ("IAS No. 36"). Whenever events or changes in circumstances indicate that their carrying values may not be recoverable through the present value of anticipated cash flows from the continued use of the asset, including those expected at the time of its future retirement and disposal, we reduce, if necessary, the carrying values of the assets to their estimated fair values.

The provision for impairment of fixed assets recorded up to the recoverable amount of said asset, provided that this amount is lower than the asset cost on Company financial statements. The recoverable amount is the higher of fair value net of selling cost, and net value in use based on discounted cash flow. In order to determine the recoverable amount of fixed assets, the Company has engaged a qualified independent valuator. A provision of impairment of plant, property and equipment in 2010 amounted to $6.3 million compared to a reversal provision of $496 thousand in 2009.

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

Results of Operations

The following table sets forth our results of operations expressed as a percentage of total sales for the periods indicated:

	Year Ended December 31,
	2010	2009	2008
Sales	100%	100%	100%
Cost of sales	100.8	103.3	96.4
Gross profit (loss)	(0.8)	(3.3)	3.6
Selling and marketing expenses	13.8	11.9	9.7
General and administrative expenses	4.7	3.3	3.7
Other expenses (income)	7.2	(0.4)	1.3
Operating loss	(26.5)	(18.1)	(11.1)
Loss from early repayment of subordinated note receivable	-	(1.1)	-
Financial expenses, net	(2.7)	(0.5)	(1.7)
Loss before taxes on income	(29.2)	(19.7)	(12.8)
Tax benefit	2.9	4.6	2.7
Net loss	(26.4)	(15.1)	(10.1)

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Sales

Consolidated.  Sales for the year ended December 31, 2010 were $86.0 million, a 25.5% decrease compared to sales of $115.5 million for the year ended December 31, 2009. Our sales of intimate apparel decreased 19.3% from $64.1 million in 2009 to $51.8 million in 2010, our sales of active-wear products decreased 52.7% from $21.5 million in 2009 to $10.2 million in 2010 primarily due to Nike's decision to cease providing us with orders in the first half of 2009, and our sales of swimwear decreased 19.3% from $29.9 million in 2009 to $24.1 million in 2010. An additional loss of sales was caused by concern on the part of some of our customers about our financial state at the end of 2009. Most of the decrease in sales was attributed to the Cut & Sew segment.

Below is a table that describes our 2010 and 2009 sales of intimate apparel, active-wear and swimwear products:

	Sales
	2010			2009
	(Dollars in thousands)
	Cut & Sew	Seamless	Total	Cut & Sew	Seamless	Total
Intimate Apparel	$7,286	$44,469	$51,755	$19,152	$44,991	$64,143
Active-wear	1,808	8,381	10,189	4,218	17,315	21,533
Swimwear	24,100	—	24,100	29,862	—	29,862
Total	33,194	52,850	86,044	53,232	62,306	115,538

Seamless.  Sales for the year ended December 31, 2010 for this segment were $52.9 million, a 15.2% decrease compared to sales of $62.3 million for the year ended December 31, 2009. Our sales of active-wear products were $8.4 million, a 51.6% decrease compared with sales of $17.3 million during 2009. This decrease in sales of active wear products in this segment was primarily due to the Nike "Ultimate" project, for which the Company did not receive material follow-up orders in the second half of 2009.

Cut & Sew.  Sales for the year ended December 31, 2010 for this segment were $33.2 million, a 37.6% decrease compared to sales of $53.2 million for the year ended December 31, 2009. Sales of intimate apparel in the Cut & Sew segment in 2010 were $7.9 million, a decrease of 62.0% compared with sales of $19.2 million during 2009. The decrease in sales of intimate apparel products in this segment was primarily due to price competition that led to an erosion of the selling prices of our products.  In addition, there was an especially marked drop in the sales to Victoria's Secret, our major customer due to the customer's decision in 2007 to transfer the production of one of the intimate apparel projects to India. 2009 was the last year we participated in this project. In 2010, the Company was given the approval to work on a new project with Victoria's Secret. We are manufacturing this project in 2011 in India.  Sales of active wear products in the Cut & Sew segment in 2010 were $4.2 million, a decrease of 77.4% compared with sales of $18.6 million during 2009. This decrease in sales of active wear products in this segment was primarily due to the Nike "Pro Core" project, for which the Company did not receive orders since the second half of 2009. Sales of swimwear products in the Cut & Sew segment in 2010 were $24.1 million, a decrease of 19.3% compared with sales of $29.9 million during 2009.

Cost of Sales

Cost of sales consists primarily of materials, various salaries and related expenses, subcontracting expenses and other overhead expenses related to our manufacturing operations. Cost of sales decreased by 27.3% to $86.7 million in 2010 as compared to $119.3 million in 2009 due to a decrease in production following a downturn in sales compared to the previous year. As a percentage of sales, cost of sales decreased to 100.8% in 2010 as compared to 103.3% in 2009. This decrease was primarily due to the success of the turnaround plan in improving production floor efficiency, including a reduction in waste during the production process and a shortening of lead times to customers that led to a substantial decrease in the use of air freight as a means of delivery. The Company estimates that in financial terms, the success of the turnaround plan translated into more than $10 million saved on operations in 2010. For more information on the turnaround plan, see Item 5."- General - 2010 Developments".

In addition, in 2010 the cost of sales included $2.2 million of one-time expenses of inventory write-off. The write-off was mainly due to (i) an impairment of yarn and fabric inventory in the Cut & Sew operations in Israel, reduced to almost zero in the fourth quarter of 2010 and moved to production sites overseas; and (ii) an impairment mainly of yarn in the seamless segment purchased in the past for the orders of a customer that terminated its contract with us, and yarn and raw materials not earmarked for specific collections that cannot be salvaged for final products.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of costs relating to salaries to employees engaged in sales, marketing and distribution and to freight costs. Selling and marketing expenses decreased by 14.4% to $11.8 million in 2010 as compared to $13.8 million in 2009. This decrease was primarily due to the success of the turnaround plan implemented in 2010. The main effect of the plan on selling and marketing expenses was the decrease in labor costs following a decrease in manpower. The Company also increased the efficiency of its overseas sales offices and closed sales offices in Portland, USA, and in Germany.  The decrease also derived from a reduction in variable selling and marketing costs following a downturn in sales volume in 2010 comparing 2009. As a percentage of sales, selling and marketing expenses increased to 13.8% in 2010 as compared to 11.9% in 2009. This increase was primarily due to fixed expenses like overhead salaries and office expenses;  the reduction in expenses that resulted from the efficiency processes adopted by the Company did not  match the percentage downturn in sales.

General and Administrative Expenses

General and administrative expenses consist primarily of costs relating to administration and management activities and other administrative costs. General and administrative expenses increased by 7.2% to $4.1 million in 2010 as compared to $3.8 million in 2009. As a percentage of sales, general and administrative expenses increased from 3.3% in 2009 to 4.7% in 2010.

Other expenses - Impairment of Plant, Property and Equipment

In 2010 the Company recorded one-time other expenses of $6,260 thousand, net due to an impairment of fixed assets.  This amount was comprised of (i) an impairment of $4,221 thousand in the seamless segment, consisting mainly of Santoni knitting machines, which was calculated at the assessor's valuation based on market prices in international sites for used equipment and market prices for new machines less operational depreciation reflecting the life span of the machines; and (ii) an impairment of $2,039 thousand in the Cut & Sew segment, consisting mainly of sewing machines, which was calculated based on market prices in international sites for used equipment and for an impairment of leasehold improvements in sites where the Company has discontinued its manufacturing operations. In 2009 a reversal impairment of Plant, Property and Equipment of $496 thousand was recorded.

Operating Loss

Consolidated. Operating loss for the year ended December 31, 2010 was $18.8 million (21.8% of sales), compared to operating loss of $17.1 million (14.8% of sales) for the year ended December 31, 2009.  This increase in operating loss was due to the factors explained above.

Seamless. Operating loss for the year ended December 31, 2010 for this segment was $16.3 million, compared to operating loss of $13.2 million for the year ended December 31, 2009.

Cut & Sew. Operating loss for the year ended December 31, 2010 for this segment was $6.5 million, compared to operating loss of $7.7 million for the year ended December 31, 2009.

Financial Expenses, Net

Financial expenses, net increased to $2.3 million in 2010 as compared to $0.5 million in 2009.  This increase was mainly due to (i) a devaluation of the dollar vis-à-vis the New Israel Shekel, (ii) an increase in 2010 in interest rates on long-term loans from Libor + 1% to between Libor + 2.15% and 2.85% as determined in the financing reorganization as described in the loan facilities below and (iii) financing expenses resulting from an increase in short-term credits  in 2010. During 2010, interest expenses were $306 thousand on short-term loans and credit, as compared to $62 during 2009.

Income Taxes

The tax benefit in 2010 was $2.5 million as compared to a tax benefit of $5.3 thousand for 2009. The main reason for this decrease in tax benefit was that we have recorded tax benefit due to our losses carried forward only up to the limit of our total deffered tax liability.

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

 Below is a table that describes our 2009 and 2008 sales of intimate apparel, active-wear and swimwear products:

	Sales
	2009			2008
	(Dollars in thousands)
	Cut & Sew	Seamless	Total	Cut & Sew	Seamless	Total
Intimate Apparel	$19,152	$44,991	$64,143	$35,969	$57,714	$93,683
Active-wear	4,218	17,315	21,533	18,638	28,551	47,189
Swimwear	29,862	—	29,862	32,957	—	32,957
Total	53,232	62,306	115,538	87,564	86,265	173,829

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

Financial Expenses, Net

Financial expenses, net decreased by 83.1% to $0.5 million in 2009 as compared to $3.0 million in 2008.  This decrease was mainly due to (i) an appreciation of the Dollar vis-à-vis the New Israel Shekel, (ii) a significant decrease in the three-month Dollar LIBOR interest rate on long-term loans, net, from 1.43% on December 31, 2008 to 0.25% on December 31, 2009 and (iii) an offset of financing expenses as a result of the increase in short-term credits from $9.3 million on December 31, 2008, to $14.2 million on December 31, 2009. During 2009, interest expenses were $276,000 on long-term loans as compared with interest expenses of $765,000 during 2008..

Income Taxes

The tax benefit in 2009 was $5.3 million as compared to a tax benefit of $4.7 thousand for 2008. The main reason for this increase in tax benefit was the increase in loss carry forwards and the recognition of a deferred tax asset receivable thereon.

Liquidity and Capital Resources

2010 Sources and Uses of Cash

As of December 31, 2010, the Company's approved credit facilities were approximately $35.7 million, of which approximately $18.8 million was being utilized for loans and credit. As of December 31, 2010, the Company had a total of $10.4 million in unused sources of liquidity, consisting of: $4.4 million in cash and $5.0 million in unused long-term and short-term loans from banks and - approximately $1  million in unused bank guarantees.

During 2010, the Company successfully raised $9.8 million from its shareholders.

During December 2010, the Company's bank credit was increased from $30.75 million to $35.7 million in the aggregate, and the Company successfully raised $5.8 million from various investors in a private placement.

As of May 31, 2011, the Company's approved credit facilities were approximately $35.7 million, of which approximately $30.4 million was being utilized for loans and credit.

During 2010, cash flow used in operating activities amounted to $2.4 million, compared to $1.5 million in 2009. In addition, we received:

•         Proceeds of $9.3 million, net from capital raising, and
•         Proceeds of $0.4 million from a sale of property, plant and equipment

This cash flow was used to invest $0.1 million, net, in property, plant and equipment and intangible assets, and, together with other cash flow activities, increased our cash and cash equivalents by $7.5 million from $1.9 million at December 31, 2009 to $9.4 million at December 31, 2010. This cash balance will be sufficient for the next 12 months.

Cash used in operating activities is net income (loss) adjusted for certain non-cash items and changes in assets and liabilities. For 2010, cash used in operating activities was $2.4 million, compared to $1.5 million in 2009. The increase in cash used in operating activities in 2010 as compared to 2009 was mainly due to a decrease in the use of the working capital items to finance the Company's operations. In 2009, we financed our operations mainly by using the working capital items of inventory and receivables. In 2010, the financing of operations through these items decreased by $4.4 million. In 2010, the Company implemented a turnaround plan, which aimed, among other things, to transit to positive cash flows from operating activities.

Contractual and Other Commitments

We have various commitments primarily related to long-term debt. The following tables provide details regarding our contractual cash obligations and other commercial commitments subsequent to December 31, 2010 (US dollars in millions).

Contractual Obligations(1) (2)	Total	2011	2012	2013	2014	2015	2016	2017+
Long-Term Bank Debt (3)	$20.0	-	-	$1.3	$1.3	$1.3	$1.3	$15.0
Operating Lease Obligations	$16.1	$2.0	$1.9	$1.8	$1.8	$1.8	$1.8	$5.0
Employee Benefit Liabilities, net (4)	$0.5	$0.5	-	-	-	-	-	-
Other Long-Term Obligations (5)	--	--	--	--	--	--	--	--
Total Contractual Cash Obligations	$36.6

Other Commercial Commitments	Total Amounts Available as of December 31, 2010	Total credit lines as of December 31, 2010 (5)

Lines of Credit	$13.7	$6.2
Guarantees/Letters of Credit	$1.3	$2.4
Total Commercial Commitments	$15.0	$8.6

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

 (2) This table does not include payments of interest on our long-term bank debt due to its variable nature. Interest on our long-term bank debt is three-month LIBOR plus 2.15% to LIBOR plus 2.85%. As of May 31, 2010, the three-month LIBOR was 0.26%.

 (3)  See also "Loan Facilities" below.

 (4) Employee Benefit Liabilities, net relate to accrued severance obligations to our Israeli employees as required under Israeli labor law.

 (5) These credit lines facilities revolve on a yearly basis.

Loan Facilities

The Company's bank credit facilities change from time to time depending on the Company's need for financing and on its arrangements with its bank lenders.  As of December 31, 2010, the Company's credit facilities were approximately $35.7 million, of which approximately $25.6 million was being utilized for loans and credit.

On March 2, 2010, we signed an agreement with our bank lenders, which, among other things, included a re-organization of our and our subsidiaries' credit lines with the banks.  The agreement with the bank lenders provided for a re-organization of our current credit lines with the banks as follows: (1) one loan in the amount of $15 million is payable in three equal installments of $1.25 million, each at the end of the seventh, eighth and ninth years from the date on which this loan was provided, with the balance of $11.25 million to be paid at the end of the tenth year, (2) one loan in the amount of $5 million is payable in four equal annual installments of $1.25 million each, beginning on the last day of the third year from the date on which such loan was provided and (3) short term credit lines in a total amount of $10.75 million.

On December 24, 2010, we signed an amendment to the final agreement with the banks which provides for: (1) one loan in the amount of $3.8 million is payable in 36 equal monthly installments commencing a year after the signing of the amendment and (2) one loan in the amount of $1.2 million is payable in one installment on June 30, 2011.

For more information regarding the agreement with our bank lenders, see "Item 10. Additional Information – C. Material Contracts – Agreement with Our Bank Lenders" and "Item 10. Additional Information – C. Material Contracts – Amendment to the Agreement with Our Bank Lenders" below.

The loan facilities are secured by a floating lien on all of the Company's assets.

The bank loan agreements contain various covenants which require, among other things, that we maintain certain financial ratios related to shareholders' tangible equity and operating results.  In addition, the terms prohibit us from incurring certain additional indebtedness, limit certain investments, advances or loans and restrict substantial asset sales, cash dividends and other payments to our shareholders. These covenants and restrictions could hinder us in our operations and growth, and our failure to comply with the covenants and restrictions could lead to a default under the terms of these agreements. As of December 31, 2010, the Company was in compliance with these covenants.

As of December 31, 2009, there was one financial covenant in the long-term loan agreements with our bank lenders that we did not meet. As such, we have classified these loans and presented them as of December 31, 2009 as part of the current liabilities in accordance with the instructions of IAS 1. The aforementioned classification was made despite the Company's new agreement with the banks as of March 2, 2010 and the waivers granted to the Company due to its failure to comply with one financial covenant in 2009. The amendment to the final agreement with the banks contains new financial covenants, as described in "Item 10. Additional Information – C. Material Contracts – Amendment to the Agreement with Our Bank Lenders" below.

Equity Financings

All share and per share information in this Annual Report has been adjusted to give retroactive effect to a ten-for-one reverse split of our ordinary shares that became effective on January 22, 2009.

On December 30, 2010, we acquired the operations of women's intimate apparel field of Intimes Nouvelle Seamless Inc., which manufactured products using seamless technology. The business was acquired in exchange for the issuance to Nouvelle of 600,000 ordinary shares, which immediately after the issuance constituted 9.2% of the Company's issued and paid up share capital and the voting rights (7.9% on a fully diluted basis).  Concurrently with the acquisition, a total amount of $5,813 thousand was invested in the Company by: (i) Litef Holdings Inc.; (ii) Mivtach Shamir Holdings Ltd; (iii) Zilkha Partners, L.P.; (iv) Fima Trust; and (v) Rimon Investments Master Fund L.P. Both of the aforementioned transactions were competed against a private placement of 3,368,094 of the Company's ordinary shares, representing 51.5% of the Company's issued share capital and voting rights (44.4% with full dilution). Ben and Martin Lieberman were also allocated 450,000 option warrants with regards to future services, exercisable for 450,000 of the Company's ordinary shares, representing 6.4% of the Company's issued share capital and the voting rights. As a result of this investment, the Lieberman family from Canada became the largest shareholders in the Company, thus altering the control structure of the Company. As of May 31, 2011, the Lieberman family holds 45% of the Company's shares, via companies they control and together with Mivtach Shamir Ltd. There is a shareholders agreement. See "Item 10. Additional Information – 10C. Material Contracts - Agreements with Nouvelle and other Shareholders" and see Note 18 to the Financial Statements.

In March 2010, we completed a rights offering pursuant to which we issued to our shareholders approximately 754,384 ordinary shares at a price per share of $3.8, resulting in gross proceeds of approximately $2.9 million.  As part of the rights offering in Israel, we published a shelf prospectus that allows us to issue securities in Israel during the next two years.

In addition, on March 28, 2010, we issued 149,124 ordinary shares, at a price per share of $3.8, to each of Mivtach Shamir Holdings Ltd. (one of the partners in Norfet) and Ta-Top Limited Partnership (a partnership under the control of FIMI 2001, Ltd.) in a private placement, resulting in gross proceeds of approximately $1.1 million.  See "Item 10. Additional Information – 10C. Material Contracts – Private Placement to Norfet's Shareholders."

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

Outlook

We currently believe that our cash flow from ongoing operations and our available cash on hand and bank credit will be sufficient to finance all of our ongoing costs and our planned investments in our business through at least the end of 2010. However, it is possible that a worsening of the economic environment will require us to obtain other sources of financing.  Our continued loss in the past quarters has, among other things, led the bank lenders to limit the amount of credit available to us, and in recent months we have been contending with limited credit lines. Although we raised $9.8 million dollars from our shareholders during 2010, we may need to raise additional funds in the future in order to satisfy our working capital and capital expenditure requirements.

During the first quarter of 2010, we began to implement a turnaround plan with a view to returning the Company to profitability, see "Item 4. Information on the Company – A. History and Development of the Company – 2010 Turnaround Plan".

Design and Development of Products

Our design and development of products department continually strives to improve technologies and products and develop new lines of products. We invested approximately  $8.1 million in 2008, $8.2 million in 2009 and $4.7 million in 2010 on design and development of products.

Impact of Inflation and Currency Fluctuations

Because most of our revenues in the foreseeable future are expected to continue to be generated in U.S. dollars, and a significant portion of our expenses are expected to continue to be incurred in NIS, we are exposed to the risk of appreciation of the NIS vis-à-vis the U.S. dollar. Part of our revenues are received in Euro and, therefore, we are also exposed to the risk of devaluation of the Euro vis-à-vis the U.S dollar. This appreciation in the NIS and devaluation of the Euro vis-à-vis the U.S. dollar would cause an increase in our NIS expenses or decrease our Euro revenues   as recorded in our U.S. dollar denominated financial reports even though the expenses denominated in NIS or the revenues denominated in Euro remain unchanged.  A portion of our NIS denominated expenses is linked to changes in the CPI, a portion is linked to increases in NIS payments under collective bargaining agreements and a portion is unlinked.

The dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is (or is not) offset, or is offset on a lagging basis, by the devaluation of the NIS in relation to the dollar.  Unless inflation in Israel is offset by a devaluation of the NIS, such inflation will have a negative effect on our profitability because we receive most of our proceeds in dollars or NIS linked to dollar, but incur a portion of our expenses in NIS and NIS linked to the CPI.   See "Item 11. Quantitative and Qualitative Disclosures about Market Risk – Foreign Currency Risk" and "-Interest Rate Risk."

During 2006, 2007, 2008, 2009 and 2010, the rate of inflation in Israel was (0.1)%, 3.4%, 3.8%, 3.9% and 2.7% respectively, while the NIS appreciated versus the U.S dollar by 8.2%, 9.0%, 1.1%, 0.7% and 6.0%, respectively, and this negatively affected our profitability.

The average exchange rate of the U.S. dollar vis-à-vis the NIS during 2010 decereased by 5.1% compared with 2009. During 2010, we recorded salary expenses and raw material purchase costs incurred in NIS of $32 million. The devaluation of the average exchange rate of the U.S. dollar vis-à-vis the NIS, and hedging transactions entered into by us, increased these expenses during 2010 by $1.6 million.

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

Effective Corporate Tax Rate

The taxable income of Israeli corporations was generally subject to corporate tax at the statutory rate of 25% in 2010. In July 2009, the Knesset (the Israeli Parliament) passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, inter alia, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax to the following tax rates: 2011 – 24%, 2012 – 23%, 2013 – 22%, 2014 – 21%, 2015 – 20%, 2016 and thereafter – 18%. However, most of our manufacturing facilities in Israel have been granted Approved Enterprise status under the Investment Law, and consequently income derived from such facilities is eligible, subject to compliance with certain requirements, for certain tax benefits beginning when such facilities first generate taxable income. We have derived most of our income from our Approved Enterprise facilities. Subject to compliance with applicable requirements, income derived from our Approved Enterprise facilities will be subject to corporate tax at a rate of 10%- 25% (based on the percentage of foreign investment in the Company) for a seven-year period beginning as of the first year we had taxable income. In addition, Approved Enterprises related to investment programs which were implemented from January 1997 onwards, in designated areas, which include the location of our primary plants, are exempt from tax for the first two years of the Benefit Period, commencing in the first year in which taxable income is generated. Should the percentage of foreign investment in the Company exceed 25%, Approved Enterprises would qualify for reduced tax rates for an additional three years beyond the initial seven-year period.

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

Tax Benefits Subsequent to the April 2005 Amendment

On April 1, 2005, a significant amendment to the Investment Law became effective, which we refer to as the Amendment. An eligible investment program under the Amendment qualifies for benefits as a "Benefited Enterprise" (rather than as an Approved Enterprise, a status which is still applicable for investment programs approved prior to December 31, 2004 and/or investment programs under the Grant Track). According to the Amendment, only investment programs eligible for grants under the Grant Track require the prior approval of the Investment Center.

The Amendment also specifies the criteria necessary for investments to qualify as a Benefited Enterprise. In order to receive tax benefits as a Benefited Enterprise, the Amendment states, inter alia, that a company must meet certain conditions including executing a minimum investment in the Benefited Enterprise within a specified amount of time. The tax benefits granted to a Benefited Enterprise are determined, depending on the location of the Privileged Enterprise within Israel, inter alia, according to one of the following tracks:

1.
Similar to the tax benefits under the Investment Law prior to the Amendment, an exemption from corporate tax may be available on undistributed income for a period of two to ten years, depending on the location of the Benefited Enterprise within Israel, as well as a reduced corporate tax rate of 10% to 25% for the remainder of the benefit period, depending on the level of foreign investment in each year. Benefits are generally granted for a term of seven to ten years, depending on the location of the enterprise within Israel and the level of foreign investment in the company. However, a company that pays a dividend out of income generated from the Benefited Enterprise during the tax exemption period is subject to deferred corporate tax with respect to the amount distributed (grossed up with the effective corporate tax rate which would have applied had the company not enjoyed the exemption) at the rate which would have applied had such company had the status of an Approved Enterprise. The company is required to withhold tax on such distribution at a rate of 15%; or

2.
A special track which enables companies owning facilities in certain locations within Israel to pay corporate tax at the flat rate of 11.5% on the income of the Benefited Enterprise. The benefit period is for ten years. Upon payment of a dividend, the company is required to withhold tax on such dividend at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

Amendment to the Law for the Encouragement of Capital Investments – 1959

In December 2010, the Knesset (Israeli Parliament) passed the Law for the Economic Policy for the Years 2011 and 2012 (Legislative Amendment) – 2011, which sets forth, inter alia, amendments to the Law for the Encouragement of Capital Investments – 1959 (hereinafter: "the Law"). The implementation of the amendment is effective from January 1, 2011. The amendment changed the benefit tracks in the Law and applies a uniform tax rate on all of the Company's preferred income. Beginning in the 2011 tax year, the Company is entitled to choose (without the possibility of changing its choice) whether or not to have the amendment apply to its existing approved and benefited enterprises. From the tax year for which the choice is made the chosen tax rate will apply. According to the amendment to the Law, the corporate tax rates for a preferred company with respect to its preferred income are as follows: In 2011 and 2012 - 15%, and in Development Area A – 10%, in 2013 and 2014 - 12.5%, and in Development Area A – 7%, and in 2015 and thereafter - 12%, and in Development Area A – 6%. The Company's facilities are in Development Area A.

As of the date of the publishing of the financial statements, the Company did not make a decision regarding the transition to the application of the amendment, and in light of this did not change its deferred taxes balances as of December 31, 2010.

This evaluation of the Company may change in the future.

Amendment No. 174 to the income Tax Ordinance, enacted in January 2010, provides that Israeli Accounting Standard No. 29 will not apply with respect to the tax years 2007, 2008 and 2009, and as a result the International Financial Reporting Standards (IFRS) will not apply for purpose of determining taxable income for such tax years. In January 2011, the Israeli Tax Authority published its intention to recommend to the Minister of Finance to extend the aforementioned amendment so that it will also apply for the 2010 tax year. The effect of this amendment on our financial statements, included elsewhere in this annual report, is not material.

Exchange Rates

The following table sets forth the representative rates of exchange published by the Bank of Israel based on US dollar- NIS transactions for the periods and dates indicated.

Year Ended December 31,	Average Rate	High	Low	Period End
	(NIS per $1.00)

2006	4.46	4.73	4.18	4.23
2007	4.11	4.34	3.83	3.85
2008	3.59	4.02	3.23	3.80
2009	3.93	4.26	3.69	3.78
2010	3.73	3.89	3.55	3.55

The following table sets forth certain information concerning the representative rate of exchange between the NIS and the US dollar, as published for the months December 2009 through June 15, 2010.

Month	Average Rate	High	Low	Period End
	(NIS per $1.00)
December 2010	3.60	3.67	3.55	3.55
January 2011	3.58	3.71	3.53	3.71
February 2011	3.66	3.71	3.53	3.71
March 2011	3.56	3.64	3.48	3.48
April 2011	3.43	3.47	3.40	3.40
May 2011	3.47	3.54	3.38	3.44

On May 31, 2011, the representative rate of exchange between the NIS and the U.S. dollar was NIS 3.44 per $1.00, as published by the Bank of Israel. Changes in the exchange rate between the NIS and the U.S. dollar could materially affect our financial results.

Trend Information

In the first quarter of 2011, we experienced a 61% growth in our sales, compared to the fourth quarter of 2010.This increase resulted mainly from initial sales to new customers who became customers of the Company as a result of the Nouvelle transaction, as described in "Item 4- Information on the Company- 4A. History and Development of the Company- Investment by Nouvelle and other Shareholders'". We expect the sales turnover for the whole of 2011 to increase considerably compared to the sales turnover in 2010.

We are taking steps to successfully assimilate the new activity we acquired and to  increase our sales to existing customers.  For more information, see "See "Item 5. Operating and Financial Review and Prospects – 5.B. Liquidity and Capital Resources – Outlook".

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.	Directors and Senior Management

The following table sets forth certain information concerning our current directors, senior management and key employees as of June 15, 2011.

Name	Age	Position

Arnon Tiberg	67	Chairman of the Board ( commencing July 5, 2010)
Amit Meridor	50	Chief Executive Officer
Zvi Limon	52	Director
Avi Zigelman	54	Director
Eli Admoni	71	External Director
Aviram Lahav	52	External Director (commencing August 26, 2010)
Brahm M. Gelfand	74	Director (commencing December 29, 2010)
Yossi Shachak	66	Director (commencing December 29, 2010)
Guy Shamir	33	Director (commencing December 29, 2010)
Eran Rotem	43	Chief Financial Officer
Ilan Gilboa	43	EVP Operations and Customer Support
Osnat Kaplan	46	Innovation Manager
Guy Zimmerman	44	VP Sales and Business Development
David Piller	51	Swimwear Division Manager
Orna Marom	54	Company Secretary and General Counsel (through June 30, 2011)
____________________________

Arnon Tiberg began serving as the Company's active Chairman of the Board of Directors on July 5, 2010. Mr. Tiberg brings to Tefron many years of direct experience in the textile industry and he has close relationships with Tefron's major customer base. Mr. Tiberg served as President and CEO of Delta Galil Industries from 1997 to 2006 where he executed a successful turnaround program for the company and lead Delta's global expansion and NASDAQ listing. Mr. Tiberg has also served as a member of the Board of Directors at NILIT, an Israeli nylon fiber manufacturer, since 1987, and is a director in the following companies: RANSYS SYSTEMS Ltd., Kali Group Pension & Financial Management, The First International Bank of Israel Ltd. and IBI Ltd Investment Company. Mr. Tiberg is also chairman of the board of directors at Hameshakem and M.C.A.  Among other senior managerial positions, Mr. Tiberg was Managing Director of Mediterranean Car Agency and CEO of the Manufacturers' Association of Israel. In 2000, Mr. Tiberg was awarded the Manufacturers' Association 'Industry Award' which recognizes exceptional activities or achievements in manufacturing industries. Mr. Tiberg holds a B.A. in Economics and Political Sciences from the Hebrew University, Jerusalem.

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

Zvi Limon has served as a director of the Company since May 2008 and has been a General Partner of Rimon Funds, a public equities investment fund focusing on Israeli companies since 2006. Since 1999, Mr. Limon has also served as a General Partner and Venture Partner of Magna VC (previously Magnum Communication) Fund, an Israeli venture capital fund focusing on communication technology companies. Mr. Limon also serves on the board of directors of CEVA Inc. and DSPG Inc. Taboola Inc., GI View Inc. and Autotalk Ltd. From 1990 to 2000, Mr. Limon was the Chairman of Limon Holdings Ltd., the advisor to an international technology fund focusing on private and public equity investments. Mr. Limon holds a B.A. in Economics and Business Administration from Bar Ilan University and an M.B.A. from INSEAD.

Avi Zigelman was elected as a director of the Company on June 28, 2005. Since 2004 Mr. Zigelman has been a financial consultant and serves as a member of the board of directors of various entities. Mr. Zigelman currently serves as a director in the following companies: Mizrahi Tefahot Bank Ltd., Ophir Optronic Ltd., Gindi Investments 1 Ltd., Clal Biotechnology Industries Ltd., Sialo Technology Israel Ltd., Afcon Electro-mechanics Ltd. and Orev Technologies (1977) Ltd. Since 2000, Mr. Zigelman has been a member of the Professional Committee of the Israeli Accounting Standard Board. Between 1996 and 2003, Mr. Zigelman served as a Partner Head of Professional Practice Department of the KPMG Somekh Chaikin accounting firm. Mr. Zigelman holds an M.A. in Business Economics, specialization in Finance, with honors, B.A in Accounting and Economics, Economics with honors, and post degree Accounting Studies, with honors, all from Tel-Aviv University. Mr. Zigelman is a Certified Public Accountant.

Eli Admoni has served as an External Director of Tefron since August 10, 2006.  Mr. Admoni has been the chairman of the Clalit Health Services since 2005, serves as a chairman of the finance committee of Clalit Health Services and as a director in Ishal Amlat Investments (1993) Ltd. Mr. Admoni has served as the chairman and as a director in boards of directors of different companies since 2000. Mr. Admoni served as the president of Biotechnology General (Israel) Ltd from 1999 to 2000, as CEO of Caniel Israel Can Company Ltd from 1994 to 1998, as CEO of Rafa Labs Ltd from 1989 to 1993, and as CEO of Abic Ltd from 1982 to 1989. Mr. Admoni holds an LLB from the Hebrew University, Jerusalem and a Certificate in Business Administration from University of Manitoba, Canada.

Aviram Lahav has served as an External Director of Tefron since August 26, 2010. Mr. Lahav currently serves as chief financial officer of Machteshim-Agan Industries Inc. and served as chief executive officer of Synergy Cables Ltd. from February 2009 until April 2010.  From November 2006 until September 2008, Mr. Lahav served as chief executive officer and chief operating officer of Delta Galil Industries Ltd., and from April 2004 until October 2006 he served as chief executive officer of the United States Division at Delta Galil Industries Ltd.  Mr. Lahav currently serves as a director in Synergy Cables Ltd.  Mr. Lahav holds a B.A. in Economics and Finance from the Hebrew University, Jerusalem, Israel, a practical engineering degree in mechanical engineering from Tel Aviv University, Israel and he completed the Advanced Management Program at Harvard University Business School, Cambridge Massachusetts.  Mr. Lahav is a certified public accountant in Israel.

Brahm M. Gelfand was elected as a director of the Company on December 29, 2010. Mr. Gelfand has served as a partner and counsel to the Quebec law firm, Lapointe Rosenstein Marchand Melancon since 1975.  In addition, Mr. Gelfand is actively involved as a director and Vice Chair of Practice Groups of TerraLex®, one of the world's largest international legal networks, as well as being the Program Chair of the International Business Law Committee of the American Bar Association's Business Law Section. Mr. Gelfand earned a B.A. in 1957 and B.C.L. in 1960, both from McGill University.  Mr. Gelfand is a member of the board of directors of Leisure Canada Inc. and Technica Group USA Corporation.  He is also a member of the Board of Governors of Dynamic Funds, chairman of the Dynamic Funds Independent Review Committee, director and former president of the Sir Mortimer B. Davis Jewish General Hospital and its foundation, director of the Summit School Foundation, and director, officer and founding member of the Roasiers Foundation.

Yossi Shachak Mr. Shachak has served as a Venture Associate at SCP Partners, a Pennsylvania-based venture capital firm since 2005. Mr. Shachak founded and ran Shachak Peer Reznick & Co., a CPA firm in Israel from 1971 until 1999 when the company was merged with Kesselman & Kesselman Pricewaterhouse Coopers.  Prior to joining SCP Partners, Mr. Shachak worked as a consultant and professional director of public and private companies.  He also worked as an arbitrator and business mediator on behalf of the court.  He serves on many boards of directors, including Chairman of the Board of Psagot Leumi & Co Underwriters, Ltd.  He is also a board member of Psagot-Ofek Group, Baran Group, Ltd, DSH Management Pension Fund Ltd, and Tamarind Technology Ltd.  Additionally, he is a member of the Public Trustee of the Israeli FASB, a member of the Auditing Committee of the Central Bank of Israel and the specially appointed chairman of the Business Developing and Marketing Committee of the Tel Aviv Stock Exchange.   In the past, he was president of the Institute of Certified Public Accountants in Israel and spent 12 years as a board member of the Tel Aviv Stock Exchange. In 1968, Mr. Shachak earned a Certificate for Accounting from the Hebrew University in Jerusalem, Israel and he has been a Certified Public Accountant since 1970.

Guy Shamir was elected as a director of the Company on December 29, 2010. Mr. Shamir has served as a vice president of Meir Shamir Management Ltd. since 2008. Mr. Shamir served as a partner and a co-manager of Yardeni Locks Ltd from 2005 until 2008. Mr. Shamir holds a B.Sc. degree in Economics and Business Administration from the Interdisciplinary Center in Hertzelia, Israel.

Eran Rotem began serving as the Chief Financial Officer of the Company on August 17, 2008. Mr. Rotem also serves as a director of Hi-Tex, Macro, Tefron USA, Tefron US Holdings Corp., Tefron Holdings (98) Ltd., New Net Industries, New Pal, R.M.D. Robotics and Tefron UK Limited. Between 2002 and 2008, Mr. Rotem served as Chief Financial Officer of Healthcare Technologies Ltd., a company which was traded on the NASDAQ Capital Market, and of the Gamida For Life Group. Between 1995 and 2002, Mr. Rotem served as a senior manager in Ernst & Young Israel. Mr. Rotem has broad financial and managerial experience. Mr. Rotem holds a BA in Accounting and Business Administration from the Tel Aviv College of Management, Israel, and he is a Certified Public Accountant.

Ilan Gilboa joined Tefron as EVP, Operations and Customer Support, in June 2010. From 2009 to 2010, Mr. Gilboa served as a VP for Global Operations of N-trig Company, a computer device company, where he was responsible for the establishment and functioning of a wide supply chain for the company's worldwide operations.  From 2003 to 2009, Mr. Gilboa served as manager of our Hi-Tex and Cut & Sew divisions. From 1996 to February 2003 Mr. Gilboa served in several positions at Kulicke & Soffa Israel, a leading supplier of semiconductor assembly and test interconnect equipment, materials and technologies, first as a manager of industrial engineering and last as vice president of operations and as such, was responsible for the construction of Kulicke & Soffa's new industrial facility in China.  Mr. Gilboa holds a B.Sc and M.Sc degree in industrial engineering from the Technion in Haifa, Israel.

Osnat Kaplan joined Tefron as an Innovation Manager in February 2010. Prior to joining Tefron, from 2009 until 2010, Ms. Kaplan was self employed and has served as Corporate Life Coach. From 2007 until 2009, Ms. Kaplan has served as a Training Section Manager of MalamTeam, and from 1999 until 2007, Ms. Kaplan has served as VP Marketing of Tefron Ltd. Ms. Kaplan holds a BA degree in International Relations and Languages from The Hebrew University of Jerusalem and an MBA degree from Bar-Ilan University, Israel.

Guy Zimmerman joined Tefron as VP Sales and Business Development in November  2010. Prior to joining Tefron, from 2008 until 2010, Mr. Zimmerman served as vice president Business Development of Tnuva Group. From 2000 until 2008, Mr. Zimmerman served as a Partner of McKinsey & Company. Mr. Zimmerman holds a Bsc. Degree in Industrial and Management Engineering from Tel Aviv University, Israel.

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

Orna Goldner - Marom joined Tefron on June 14, 2009 and has served since then as the Company secretary and general counsel until her resignation on June 30, 2011. From January 2009 until June 2009 Ms. Marom served as a lawyer in Avitan, Perach Law firm. Between 2005 and 2008, Ms. Marom served as a lawyer in Baratz, Horn & Co. Law firm, and as company secretary and general counsel of OrganiTech Ltd., a company which was traded on the NASDAQ. Between 1996 and 2004, Ms. Marom served as legal counsel in Iscar Ltd. Ms. Marom holds an LLB from Tel-Aviv University, Israel, was admitted to the Israeli Bar Association in 1983 and is a Certified Public Notary.

6B.	Compensation

The aggregate direct remuneration paid to all Directors and senior management as a group for services in all capacities for the year ended December 31, 2010 was approximately $2.0 million, of which $263,000 was paid to Directors in their capacities as Directors. Negligible amounts were set aside or accrued for vacation and recuperation pay for all Directors and senior management as a group.  No amounts were set aside or accrued to provide pension, retirement or similar benefits. The amount does not include any amounts expended by us for automobiles made available to our officers, expenses (including business travel and professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. We have no service contracts with any of our directors that provide for benefits upon termination of their status as directors.

In connection with the Company's efficiency program, the Directors of the Company (excluding External Directors) sent an instruction to the Company to reduce their directors' compensation during 2009 and 2010 by 15%. The directors' compensation of Mr. Eli Admoni (an External Director) was not reduced. In addition, within the framework of the Company's agreement with its banks lenders, the Company agreed not to distribute any dividends or pay management fees and/or any other payment to its shareholders until the loans have been repaid in full. See "Item 10.  Additional Information – C. Material Contracts – Agreements with Our Bank Lenders."  Norfet, a major shareholder of the Company which receives management fees from the Company, consented to the inclusion of this provision in the Company's agreement with its bank lenders.  Accordingly, Norfet has effectively waived the management fees owed to it, as of the date on which the loans were granted to the Company and until the date on which all the loans are repaid in full. In addition, on April 7, 2010, Norfet notified us that it waives the $190,000 unpaid management fees that were then due to Norfet.

Employment Agreements

Chairman of the Board of Directors

Mr. Tiberg began serving as Chairman of the Company's Board of Directors on July 5, 2010. Mr. Tiberg provides management services to the Company pursuant to a Services Agreement between the Company and A. Tiberg Counselors Ltd., a private company wholly owned by Mr. Tiberg and his wife Mrs. D. Tiberg (the "Agreement").  The Agreement was approved by the Company's Audit Committee, Board of Directors and Shareholders and was effective as of July 5, 2010. The material terms of the Agreement are described below.

Monthly Fee; Expenses.  The Company pays A. Tiberg Counselors Ltd. a monthly fee of US $11,000, at their NIS value on the date of payment, plus VAT (the "Compensation"). The Compensation includes payment for transportation expenses in Israel.  A. Tiberg Counselors Ltd. is entitled to a reimbursement of all expenses incurred in connection with Mr. Tiberg's position, whether in Israel or abroad, including but not limited to board and lodging, hospitality and similar items, according to the Company's policy.

Options.  According to the Agreement and following the approval of the Company's Audit Committee, Board of Directors and shareholders, the Company granted to Mr. Tiberg options to purchase 47,605 Ordinary Shares, subject to adjustments, in accordance with the provisions of the Company's option plan (the: "Options"). The Options vest over a period of three (3) years commencing July 5, 2010 – one-third upon the completion of 12 months, one-third upon completion of 24 months and one-third upon completion of 36 months, assuming, in each case that the Agreement is in full force and effect at the end of the prescribed vesting periods. The exercise price of each option is _________(the "exercise price").

Insurance and Indemnification. Mr. Tiberg is entitled to exemption, indemnification and insurance as customary in the Company for all its directors.

Confidentiality; Non-Compete. The Agreement includes a commitment to non-disclosure and non-compete of any information related to the Company.

Term/Termination. The term of the agreement is for an unlimited period beginning on July 5, 2010. Each party may terminate the Agreement immediately upon written notice.

Chief Executive Officer

Mr. Amit Meridor was appointed Chief Executive Officer of the Company effective as of January 21, 2010.  Under the terms of his employment agreement, Mr. Meridor is entitled to a monthly gross salary of NIS 80,000 subject to annual increases in accordance with increases in the Israeli consumer price index since January 1, 2010, as well as an annual bonus up to six monthly salaries, subject to the achievement of objectives to be defined by the Board of Directors based on Company performance during the year and Mr. Meridor's contribution to such performance. As of June 15, 2011, based on the 2010 Company's financial results the Company's board of directors has approved to grant Mr. Meridor an annual bonus of NIS 480,000. Mr. Meridor is eligible for social benefits as set forth in the agreement, and for reimbursement of various expenses.

The agreement is for an unspecified term, and each of the parties may terminate the employment agreement by providing 90 days' advance written notice to the other party. Should the Company terminate employment of Mr. Meridor not for cause, or Mr. Meridor terminates the agreement for cause, Mr. Meridor would also be entitled to an adjustment period of 270 days during which he would be entitled to receive all benefits conferred on him under the agreement. On May 12, 2011, the Company's Audit Committee and Board of Directors approved the extension of this 270 period to 360 days. In addition, commencing January 20, 2014, Mr. Meridor is entitled to 360 days advance written notice, in case Mr. Meridor terminates his employment with the Company due to invalidity. During this 360-day period Mr. Meridor would be entitled to receive all benefits conferred on him under the agreement.

In accordance with the employment agreement, the Company allotted to Mr. Meridor options exercisable for 100,000 Company ordinary shares, under the Company Share Option Plan, at an exercise price of $3.8 per share. The options vest in three equal installments - on January 17, 2011, January 17, 2012 and January 17, 2013. The number of the options was updated to 171,123 on the effective day of the rights offering, pursuant to the Company option plan. On May 12, 2011, the employment agreement was amended to provide that all the options allocated to Mr. Meridor that had not yet matured will mature immediately upon the occurrence of one of the following events: (i) a change in the new structure of control in the Company, including the sale of shares between Mivtach Shamir and the Lieberman Group;and (ii) by way of termination of Mr. Meridor's employment without cause even in the event of invalidity.  In addition, the exercise period of the options, following the termination of employment without cause, is extended to five years from the date of termination of the agreement, instead of 90 days.

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

In addition to the above requirements, the initial term of an external director is three years and may be extended for two additional three-year terms under certain circumstances.

The above qualifications do not apply to independent directors appointed prior to September 29, 2008, and external directors appointed prior to January 19, 2006. However, an external director may not be appointed unless: (i) such director has "Accounting and Financial Expertise"; or (ii) he or she has "Professional Expertise". At least one of the external directors appointed must have "Accounting and Financial Expertise". The number of "Accounting and Financial Experts" on the board of directors must be at least equal to the minimum number determined appropriate by the board of directors.

Under the Companies Law, a person may not be appointed as an External Director if he is a relative of a controlling shareholder or if he or his relative, partner, employer, someone to whom he is subordinated directly or indirectly or any entity under his control has or had during the two years preceding the date of appointment any affiliation with the company, any entity controlling the company or any entity controlled by the company or by such controlling entity. In a company in which there is no controlling shareholder or shareholder who holds 25% or more of the voting rights in the company, a person may not be appointed as an External Director if he has any affiliation to the chairman of the board of directors, to the general manager (chief executive officer), to a shareholder holding 5% or more of the company's shares or voting rights or to the senior financial officer, as of the date of such person's appointment as an External Director. The term affiliation includes:  an employment relationship, a business or professional relationship maintained on a regular basis, control, and service as an office holder (other than service as a director who is appointed in order to serve as an external director of a company which is was about to make an initial public offering). Without derogating from the above, a person may not serve as an external director if the person or the person's relative, partner, employer, someone to whom he is subordinated directly or indirectly or any entity under the person's control, has a business or professional relationship with an entity with whom affiliation is prohibited in accordance to the above, even if such relationship is not routine (excluding a trivial relationship).  No person can serve as an External Director if the person's position or other business creates, or may create, conflicts of interest with the person's responsibilities as an External Director.

Under the Companies Law, External Directors must be elected by a majority vote at a shareholders' meeting, provided that either:  (1) the majority of shares voted at the meeting, including at least a majority of the shares of non-controlling shareholders who do not have a personal interest in the appointment (excluding a personal interest which does not result from such shareholder's relationship with the controlling shareholder) who are participating in the voting at the meeting in person or by proxy, vote in favor of the election; or (2) the total number of shares voted against the election of the external director does not exceed two percent of the aggregate voting rights in the company.  The initial term of an External Director is three years, which may be extended for an additional two terms of three years each.  Each committee of a company's board of directors must include at least one External Director, and all External Directors must serve on the audit committee.  The Company's External Directors are currently Eli Admoni and Aviram Lahav.

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

Audit Committee

Under the Companies Law, the board of directors of any company that is required to nominate external directors must also appoint an audit committee, comprised of at least three directors including all of the external directors, but excluding the chairman of the board of directors, a controlling shareholder or a corporation under his control, any director employed by the company or who provides services to the company , its controlling shareholder or to a corporation under his control, on a regular basis and any director for whom the bulk of his livelihood is provided by the controlling shareholder. A recent amendment to the Israeli Companies Law requires the majority of the audit committee members to be independent directors. An "independent director" is one of the following: (1) an external director, or (2)(i) a person who is eligible to be appointed as an external director, and; (ii) has not been serving as a director of the company for nine consecutive years. An interruption of service for not more than two years shall not be deemed to interrupt the continuity of his or her service.

Among the roles of the audit committee is to examine flaws in the business management of the company, in consultation with the internal auditor and the company's independent accountants, and suggest appropriate course of action.  The audit committee also determines whether to approve certain actions and transactions with related parties.  Arrangements regarding compensation of directors require the approval of the audit committee, the board of directors and the shareholders. A recent amendment to the Israeli Companies Law broadens the role of the audit committee to include additional functions, such as: determining whether transactions with related parties are "Extraordinary Transactions"; examining the company's internal auditing system and the performance of its internal auditor; and assessing the scope of work and compensation of the company's external auditor.

We have adopted an audit committee charter, which sets forth the powers and responsibilities of our Audit Committee.  According to our audit committee charter, the role of the Audit Committee is to assist the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing, and reporting practices of the Company. Our audit committee also oversees the appointment, compensation, and oversight of the public accounting firm engaged to prepare or issue an audit report on our financial statements and also recommends to the Board of Directors the nominee for Internal Auditor and approves his annual audit program. Its responsibilities also include approving all audit and non-audit services to be provided by the external auditor, reviewing the firm's non-audit services and related fees, and reviewing legal and regulatory matters that may have a material impact on the financial statements, related Company compliance policies, and programs and reports received from regulators. As of May 31, 2011, the members of the Audit Committee were Messrs. Eli Admoni, Aviram Lahav and Yossi Shachak.

Balance Sheet Committee

Our Board of Directors has also established a Balance Sheet Committee. The Balance Sheet Committee performs a close review of the financial statements of the Company. The members of the Balance Sheet Committee, as of May 31, 2011 were Messrs. Eli Admoni, Aviram Lahav and Avi Zigelman.  See "Item 10. Additional Information -10B. Memorandum and Articles of Association - Board of Directors."

6D.	Employees

At December 31, 2010, we employed 571 employees in Israel of whom 276 were salaried employees and 295 were hourly wage employees. At December 31, 2010, we employed 18 employees in the United States through our subsidiary, Tefron USA, of whom 13 were salaried employees and 5 were hourly wage employees. At December 31, 2010, El-masira employed 419 employees in Jordan all of whom were hourly wage employees, and our subsidiary, Tefron UK, had one employee in the U.K. and one subcontractor, and Macro had 63 employees in China and Hong Kong.

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

6E.	Share Ownership

As of May 31, 2011, the following directors and senior managers beneficially held the number of Ordinary Shares set forth in the table below. The information in this table is based on 6,541,736 (excluding 99,740 shares held by our wholly owned subsidiary) Ordinary Shares outstanding as of May 31, 2011.  The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were currently exercisable at, or exercisable within 60 days of, May 31, 2011.  The Ordinary Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options but are not treated as if they were outstanding for the purposes of computing the percentage ownership outstanding for any other person.  Except as disclosed below, to our knowledge, none of the directors, officers or key executives listed in the Directors and Senior Management table appearing in Item 6 above beneficially owns any Ordinary Shares.

Name	Number of Ordinary Shares		% of Ordinary Shares Outstanding**

Arnon Tiberg	*		*
Avi Zigelman	-		-
Eli Admoni	-		-
Zvi Limon	458,752	(1)	7%
Aviram Lahav	-		-
Yossi Shachak	-		-
Guy Shamir (the son of Meir Shamir)	-		-
Brahm M. Gelfand	-		-
Amit Meridor	*		*
Eran Rotem	*		*
Ilan Gilboa	*		*
Guy Zimmerman	*		*
Osnat Kaplan	*		*
David Piller	*		*
Orna Goldner - Marom	-		-

Directors and senior managers as a group (15 persons)	683,862	(2)	10.61%

___________________ * Less than 1% of the outstanding Ordinary Shares. ** Does not take into account 99,740 Ordinary Shares held by a wholly owned subsidiary of the Company.
(1) Consists of (i) 458,752 Ordinary Shares held by Rimon Investment Master Fund, LP ("Rimon"), which Mr. Zvi Limon may be deemed to beneficially own under the U.S. securities laws since he serves as a partner in the management company of Rimon.

(2) Consists of (i) 458,752 Ordinary Shares held by Rimon which Mr. Zvi Limon may be deemed to beneficially own under U.S. securities laws since he serves as a partner in the management company of Rimon; (ii) 120 Ordinary Shares held by one executive; and (iii) options to purchase 225,110 Ordinary Shares. The exercise prices of these options range from $2.1 to $15 per share. These options will expire between 2010 and 2020.

Share Option Plan

In September 1997, we adopted the Tefron Ltd. 1997 Share Option Plan to enable us to attract and retain qualified persons as employees, consultants and directors and to motivate such persons with an equity participation in us.

General

The Share Option Plan authorizes the issuance of options to purchase 979,210 Ordinary Shares.  As of May 31, 2011, options to purchase 496,772 Ordinary Shares had been granted to our senior managers, directors and employees. These numbers do not include options that were cancelled or expired.  Upon the occurrence of any Ordinary Share split, reverse Ordinary Share split, recapitalization or rights offerings or other substantially similar corporate transaction or event, we shall make such equitable changes or adjustments necessary to the number of shares subject to each outstanding option in order to prevent dilution or enlargement of the optionees' rights.  Options granted to our employees shall be issued to a trustee nominated by the Board of Directors, which trustee shall hold the options, and any Ordinary Shares issued upon exercise thereof, for the benefit of the optionees for two years from the date of the grant.  In 2008, the exercise prices of the options that were outstanding but had neither vested nor were exercisable in light of Section 102 of the Israeli Income Tax Ordinance [New Version] 1961 at the time of the distributions of our dividends were reduced in an amount equal to the dividends paid per share in such distributions.

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

Adjustments

Under the Company's option plan, if any of a (a) split, change in structure, merger (hereinafter jointly: "Change in Structure"); (b) liquidation or receivership; (c) changes in the Company's capital; (d) rights offering occurs, the Offeree's right to exercise the options he holds into shares of the Company (hereinafter: "the Exercise Shares") will be adjusted using the relevant mechanism as described in the Options Plan.

Amendment and Termination of the Share Option Plan

We may, at any time and from time to time, amend, alter or discontinue the Share Option Plan; provided, however, that no amendment or alteration of the Share Option Plan shall adversely affect an optionee's rights under any outstanding option without the consent of such optionee.

Accounting Treatment

For a discussion of the accounting treatment of the Share Option Plan, see Note 19 of the Notes to the Consolidated Financial Statements.

Amendment to the Share Option Plan Effective as of January 1, 2003

In December 2002, in order to comply with the new tax rules under the amended Israeli Income Tax Ordinance [New Version], 1961, our Board approved an amendment to our Share Option Plan.

The new tax rules enable a company to issue options under three alternative tracks which may generally be described as follows: (i) without a trustee, under which the income will be considered employment income, the income will continue to be taxed at regular marginal rates of up to the maximum tax rate plus payments to the National Insurance Institute and payment of health tax, and no expense is deductible by the employer; (ii) with a trustee under the earned income track, under which the options are held by a trustee for a period of twelve months from the date on which the grant took place, the income is considered regular employment income, taxed at marginal rates of up to 50% plus payments to the National Insurance Institute and payment of health tax, and the employer is entitled to a deductible expense equivalent to the income attributed to the employee; or (iii) with a trustee under the capital gains track, under which the options are held by a trustee for a period of two years from the date on which the grant took place, the income is generally considered to be a capital gain and is taxable at a reduced rate of 25%, and no expense is deductible by the employer.

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

The following table sets forth the number of our Ordinary Shares owned by any person known to us to be the beneficial owner of 5% or more of our Ordinary Shares as of May 31, 2011.  The information in this table is based on 6,541,736 Ordinary Shares outstanding as of such date (excluding 99,740 shares held by our wholly owned subsidiary).  The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were currently exercisable at, or exercisable within 60 days of, May 31, 2011.  The Ordinary Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options but are not treated as if they were outstanding for the purposes of computing the percentage ownership outstanding for any other person.  None of the holders of the Ordinary Shares listed in this table have voting rights different from other holders of the Ordinary Shares.

Name	Number of Shares Owned		Percent of Ordinary Shares *
Litef Holdings Inc 9500 Meilleur St. Montreal Quebec Canada	1,577,619	(1)	24.1%

Intimes Nouvelle Seamless Inc 9500 Meilleur St. Montreal Quebec Canada	600,000	(2)	9.2%

Norfet, Limited Partnership c/o Fimi 2001 Ltd. "Rubinstein House" 37 Begin Rd. Tel Aviv, Israel	461,308	(3)	7.1%

Ta – Top Limited Partnership. c/o Fimi 2001 Ltd. "Rubinstein House" 37 Begin Rd. Tel Aviv, Israel	149,124	(3)(4)	2.3%

Mivtach Shamir Holdings, Ltd. 27 Habarzel St Tel Aviv, Israel	768,171	(3)(5)	11.7%

Rimon Investment Master Fund L.P. 1 Azrieli Center, Round Building, Tel Aviv, Israel	458,752	(6)	7.0%

*	Does not take into account 99,740 Ordinary Shares held by a wholly-owned subsidiary of the Company.

(1)
To the best of the Company's knowledge, Litef Holdings Inc. is a private company incorporated in Canada and controlled by Mr. Martin Lieberman (one of the shareholders in Nouvelle). The number of shares above reflects the 1,577,619 ordinary shares beneficially owned by Litef Holdings, Inc.  In addition, because Nouvelle, Mivtach Shamir, Litef Holdings Inc., Benny Lieberman and Martin Lieberman are all parties to a shareholders' agreement (described below in " – 7B. Related Party Transactions."), Litef Holdings may be deemed to beneficially own all of the shares held by the other parties to the agreement, and the number of shares in this table also reflects this deemed beneficial ownership by Litef Holdings of the ordinary shares held by all of the parties to this agreement.

(2)
To the best of the Company's knowledge, the shareholders in Nouvelle are Manufacture de Bas Culottes Lamour Inc. and Yyad Holdings Ltd., in equal parts. To the best of the Company's knowledge, the shares of Yyad Holdings Ltd. are held in whole by Mr Willy Lieberman (who currently serves as the Company's Director of Sales of the North America mass market), and the shares of Manufacture de Bas Culottes Lamour Inc. are held as follows: (i) 75% by Aaron Lieberman in trust by the Aharon Lieberman Family and through his holdings in Litef Holdings Inc; and (ii) 25% by the late Sam Lieberman in trust by the Sam Lieberman Family and through Sam Lieberman's holdings in Samlieb Holdings Inc. To the best of the Company's knowledge, Aaron Lieberman and the late Sam Lieberman were brothers and Willy Lieberman is the son of the late Sam Lieberman.

The number of shares above reflects the 600,000 ordinary shares beneficially owned by Nouvelle.  In addition, because Nouvelle, Mivtach Shamir, Litef Holdings Inc., Benny Lieberman and Martin Lieberman are all parties to a shareholders' agreement (described below in " – 7B. Related Party Transactions."), Nouvelle may be deemed to beneficially own all of the shares held by the other parties to the agreement, and the number of shares in this table also reflects this deemed beneficial ownership by Nouvelle of the ordinary shares held by all of the parties to this agreement.

(3)
Norfet L.P is an Israeli partnership. As of May 31, 2011, 7.76% of Norfet was held by FIMI Opportunity Fund, LP, approximately 40.15% of Norfet was held by FIMI Israel Opportunity Fund, Limited Partnership, approximately 42.29% was held by Mivtach Shamir Holdings Ltd., approximately 6.06% was held by Yashir Provident Funds Ltd.

Pursuant to Rule 13d-5, (i) Mr. Ishay Davidi, a former director of the Company, may be deemed to beneficially own the shares held by Norfet due to his position as CEO of FIMI 2001 Ltd., which is the managing general partner of each of FIMI Israel Opportunity Fund, Limited Partnership and FIMI Opportunity Fund, L.P. and (ii) Mr. Meir Shamir, a former director of the Company, may be deemed to beneficially own the shares held by Norfet due to his 34.15% interest in Mivtach Shamir Holdings, Ltd. ("Mivtach-Shamir").

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

(4)
As described in footnote (3) above, FIMI 2001 Ltd. may be deemed to beneficially own all of the 461,308 Ordinary Shares held directly by Norfet. FIMI 2001 Ltd. may also be deemed to beneficially own  149,124 shares held by Ta-Top, Limited Partnership, due to FIMI 2001 Ltd.'s position as the managing general partner of FIMI Delaware, which is the sole shareholder of TA-TEK Ltd., the general partner of Ta-Top, Limited Partnership. Mr. Ishay Davidi may be deemed to beneficially own the shares held by FIMI 2001 Ltd. due to his position as CEO of FIMI 2001.

(5)	Mivtach Shamir Holdings, Ltd. is an Israeli public company traded on the Tel Aviv Stock Exchange. Mivtach-Shamir directly owns 768,171 Ordinary Shares.

To the best of the Company's knowledge, the parties at interest in Mivtach Shamir Holdings Ltd. as of May 31, 2011, are as follows: Mr. Meir Shamir holds 33.67% of the voting rights and equity rights in Mivtach Shamir Holdings Ltd. (33.15% with full dilution), Ofer Glaser holds 10.81% of the voting rights and equity rights in the company (10.64% with full dilution), Leon Recanati holds 8.42% of the voting rights and equity rights in the company (8.29% with full dilution), the Clal Group holds 13.34% of the voting rights and equity rights (13.19% with full dilution), Ashtrom Properties Ltd. holds 11.65% of the voting rights and equity rights (11.47% with full dilution), and the Menorah Group holds 9.14% of the voting rights and equity rights (8.99% with full dilution). According to a report of the holdings of interested parties in Mivtach Shamir Holdings Ltd. at March 28, 2011, Mivtach Shamir Holdings Ltd. is controlled by Meir Shamir (33.67) and Ashtrom Properties Ltd. (11.67%) that have an agreement between them concerning the selection of directors, a right of first refusal, and a right to participate. Ashtrom Properties Ltd. is a public company whose shares are traded on the TASE and information about which is published publicly. In addition, as described in footnote (3) above, Mivtach-Shamir may be deemed to beneficially own all of the 461,308 Ordinary Shares held directly by Norfet. Mr. Meir Shamir, may be deemed to beneficially own the shares held by Mivtach-Shamir due to his 33.67% interest in Mivtach-Shamir.

In addition, because Nouvelle, Mivtach Shamir, Litef Holdings Inc., Benny Lieberman and Martin Lieberman are all parties to a shareholders' agreement (described below in " – 7B. Related Party Transactions."), Mivtach Shamir may be deemed to beneficially own all of the shares held by the other parties to the agreement, and the number of shares in this table also reflects this deemed beneficial ownership by Mivtach Shamir of the ordinary shares held by all of the parties to this agreement.

(6)
To the best of the Company's knowledge, the following are interested parties in Rimon Investment Master Fund L.P.: Zvi Limon, director in the company, is the managing partner in the management company that manages this partnership, Rimon Management Z.T. (2005) Ltd. (Private Company No. 513738831) and holds 33% of the voting rights; Dan Tocatly owns 33% of the voting rights, and Ziv Gil owns 33% of the voting rights in the company.

The percentage ownership in the Ordinary Shares of the Company, held by Norfet, FIMI 2001 Ltd. and Mivtach-Shamir as a group was approximately 21.1% as of May 31, 2011. All of the Ordinary Shares held by Norfet are pledged in favor of two Israeli bank institutions.

At May 31, 2011, there were 61 holders of Ordinary Shares of record registered with a United States mailing address, including banks, brokers and nominees.  These holders of record represented approximately 48.8% of the total outstanding Ordinary Shares (excluding 99,740 shares held by our wholly owned subsidiary).  Because these holders of record include banks, brokers and nominees, the beneficial owners of these Ordinary Shares may include persons who reside outside the United States.

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

Agreements with Nouvelle and other Shareholders

On December 30, 2010, the transaction was completed in the framework of which, inter alia, the Company acquired the operations of women's intimate apparel field of Intimes Nouvelle Seamless Inc., which manufactured products using seamless technology. The business was acquired in exchange for the issuance to Nouvelle of 600,000 ordinary shares, which immediately after the issuance constituted 9.2% of the Company's issued and paid up share capital and the voting rights (7.9% on a fully diluted basis).Concurrently with the acquisition, a total amount of $5,813,000 was invested by: invested by (i) Litef Holdings Inc. (hereinafter: "the Nouvelle Investors"); (ii) Mivtach Shamir Holdings Ltd. (hereinafter: "Mivtach Shamir"); (iii) Zilkha Partners, L.P.; (iv) Fima Trust; and (v) Rimon Investments Master Fund L.P. (hereinafter jointly: "the Investors" and the "Transaction". respectively), against which the Company accordingly allocated the Company's ordinary shares to the Investors constituting 51.5% of the Company's issued and paid up share capital and the voting rights in it (50.4% with full dilution). Please see Note 18 to the Financial Statements, concerning the acquisition of the Nouvelle operations and an investment of $5.8M in the Company.

The following are the descriptions of the principal agreements in the framework of this transaction:

Asset Purchase Agreement

An agreement between the Company and Nouvelle was executed pursuant to which the Company acquired from Nouvelle its operations in the field of women's intimate wear products manufactured using the seamless technology in consideration for the allotment of 600,000 ordinary shares of the Company, which shall comprised immediately after the allotment 9.2% of the Company's issued capital and voting rights in it (7.9% fully diluted).

The Company agreed that, following the closing of the asset purchase agreement, and unless otherwise expressly consented to in writing by Nouvelle or expressly permitted by the asset purchase agreement, it will, among other things, carry on its business only in the ordinary course of business and will follow a business plan to be delivered at closing covering the period ending December 31, 2011.

In connection with the asset purchase agreement, the Company entered into non-competition agreements with each of Nouvelle, Martin Lieberman and Benny Lieberman pursuant to which they each agreed not to compete with Tefron's seamless business for a period of five years. This non-compete agreement does not apply, inter alia, to their involvement in B.L. Intimate Apparel Canada Inc., Vanity Fair Limited Brands, and Fruit of the Loom Canada, which are involved in seamless products, among their other activities.

Share Purchase Agreements

Pursuant to an agreement between the Company and Nouvelle and Litef Holdings, Nouvelle and Litef Holding invested an amount of $3,313,000 in consideration for the allotment of 1,577,619 ordinary shares of the Company (at a price of $2.1 per share) which immediately after the allotment thereof constituted 24.1% of the Company's issued share capital and voting rights therein (20.8% fully diluted). Pursuant to this share purchase agreement, the Company agreed to grant to Mike Gao, an affiliate of the Nouvelle Investor, a right of first offer in good faith effective through December 31, 2010, with regard to the following types of projects to which the Company may be a party: (1) any purchase orders for products to be manufactured in China, (2) the establishment of any factory in China, or (3) any joint venture relating to the establishment of Chinese operations or sales.

Pursuant to an agreement between the Company and Mivtach Shamir,  Mivtach Shamir  invested an amount of $1,300,000 in consideration for the allotment of 619,047 ordinary shares of the Company (at a price of $2.1 per share) which immediately after the allotment thereof constituted 9.5% of the Company's issued share capital and voting rights therein (8.2% fully diluted).

Pursuant to an agreement between the Company and Rimon Investments Master Fund L.P., Fima Trust  and Zilkha Partners Limited Partner ("Rimon SPA Investors"), each invested an amount of $600,000, $450,000 and $150,000, respectively (in total $1,200,000) in consideration for the allotment of 285,714 shares, 214,286 shares and 71,428 shares, respectively (a total of 571,428 ordinary shares of the Company) (at a price of $2.1 per share) which immediately after the allotment thereof constituted 8.7% of the Company's issued share capital and voting rights therein (7.5% fully diluted).

 Immediately following the closing of the share purchase agreements, the 2,768,094 newly issued shares will represent 42.3% of the issued and outstanding shares of Tefron.

Consulting Agreement

Tefron USA Inc., a subsidiary of the Company entered into a two-year consulting agreement with Nouvelle (or any other company on behalf of Mr. Willy Lieberman), which is to grant Tefron USA sales, marketing and management services in North America markets via Mr. Willy Lieberman, who currently serves as the Company's Director of Sales of the North America mass market. Compensation under the Consulting Agreement consists of (i) US $250,000 per year (prorated), paid on a monthly basis and  (ii) 0.3% of any sales revenues (as defined in the consulting agreement) from current customers of Nouvelle and from any new customers, which are not current or former customers of the Company or its affiliates, provided that such new customers are approved by the CEO of the Company.  Nouvelle will also receive reimbursement of business expenses. This consulting agreement is extendable for an additional twelve (12) month period.

Option Agreement

The Company entered into option agreements with each of Ben and Martin Lieberman according to which they were granted (or a company for them) 450,000 option warrants with regards to future services (225,000 option warrants each) which are realizable into 450,000 ordinary shares of the Company, which immediately after the allotment thereof constituted 6.4% of the Company's issued share capital and voting rights therein on the assumption of the realization of the option warrants into Company shares (6% fully diluted). One third of the option warrants become exercisable depending on the revenues and EBITDA of the Company in each of 2011, 2012 and 2013. In the event that the Company issues ordinary shares or securities convertible into ordinary shares at a price of less than $3.00, the number of option warrants will be adjusted to return the option warrant holders to the voting percentage they held immediately prior to the issuance.  The revenue targets for those years are $130 million, $150 million and $180 million, respectively, and the EBITDA target is 8% of such revenues. A portion of the option warrants may be exercisable if the EBITDA is at least 5% of revenues in each of those years, and revenues are at least $115 million in 2011, $135 million in 2012 and $165 million in 2013.  The option warrants are due to expire on the third anniversary of the publication by the Company of its financial statements for the period ending December 31, 2013.

In the framework of the transaction, an aggregate of 3,818,094 ordinary shares (including shares issuable upon exercise of the option warrants) were issued or issuable to the Nouvelle, Litef Holdings, Shamir, Rimon SPA Investors and Martin and Benny Lieberman, constituting approximately 54.6% of the Company's outstanding shares.

Registration Rights Agreement

The Company entered into an agreement to grant registration rights with Nouvelle, Litef Holdings, Shamir, Rimon SPA Investors, Benny Lieberman, Martin Lieberman, and TA-TOP Limited Partnership ("TA-TOP"), according to which the Company grant to them certain demand registration rights, shelf registration rights, and "piggyback" registration rights with respect to the ordinary shares acquired by each Nouvelle, Litef Holdings, Shamir, Rimon SPA Investors, Benny Lieberman, Martin Lieberman pursuant to the Share Purchase Agreements and the ordinary shares issued to TA-TOP Limited Partnership and Mivtach Shamir Ltd. pursuant to a subscription agreement entered into with the Company in March 2010.  See "Item 10.  Additional Information – 10C. Material Contracts" for more information.

Services Agreement

The Company entered into a mutual three-year agreement to provide and receive services with Lamour Global Inc. Limited (hereinafter: "Lamour"),  a private company  affiliated with the Lieberman Family which holds Nouvelle's issued and paid-up share capital, according to which the Company and Lamour agreed to assist one another in locating new customers and locating suppliers, including sub-contractors and supervising them. Pursuant to the agreement, Lamour agreed to provide the Company with  sales-related services for compensation of 2.5% to 4% of the value of purchase orders submitted to the Company as a result of the services provided by Lamour, and the Company agreed to provide to Lamour the same services for compensation of 2.5% to 4% of the value of purchase orders submitted to Lamour as a result of the services provided by the Company. This agreement was signed on the date of the completion of the transaction and its implementation is subject to the approval of the Company's lending banks.

Shareholders Agreement

The Company was informed that in connection with closing of the aforementioned share purchase agreements, Nouvelle, Shamir, Litef Holdings, Benny Lieberman and Martin Lieberman, (collectively, the "Shareholders") entered into a shareholders' agreement ("Shareholders Agreement") pursuant to which they agreed to use their power as shareholders to cause the board of directors to consist of nine directors, and will support the election of up to three directors to be elected on behalf of Nouvelle, Benny and Martin Lieberman and Litef Holdings, and up to two directors to be elected on behalf of Shamir, as well as two external directors.

Appointment of Directors

As part of the transaction, Mr. Brahm M. Gelfand, Mr. Guy Shamir, and Mr. Yossi Shachak were appointed to the Board of Directors of the Company. One of the newly appointed directors was Mr. Guy Shamir, the son of Mr. Meir Shamir (the indirect controlling shareholder in Mivtach Shamir).

Relationships and Transactions with Norfet and its Shareholders

As of May 31, 2011, Norfet owned 461,308 Ordinary Shares, which represented approximately 7.1% of Tefron's outstanding Ordinary Shares (excluding 99,740 shares held by Tefron's wholly owned subsidiary).  Substantially all of Norfet is owned by (i) N.D.M.S. Ltd., a company wholly owned by FIMI Opportunity Fund L.P., (ii) FIMI Israel Opportunity Fund, Limited Partnership and (iii) Mivtach Shamir Holdings Ltd. and (iv) Yashir Provident Funds Ltd..

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

Under the Share Purchase Agreement, we also agreed to pay Norfet a management fee of approximately $172,000 plus VAT per annum until our first annual meeting in 2005 (which took place on June 28, 2005), and $120,000 plus VAT thereafter. On March 2, 2010 we signed an agreement with our bank lenders which, among other things, establishes new financial covenants and undertakings for 2010, including our undertaking not to distribute any dividends or pay management fees and/or any other payment to our shareholders until the loans provided by our bank lenders have been repaid in full.  See "Item 10. Additional Information – 10C. Material Contracts – Agreement with Our Bank Lenders."  Norfet, our major shareholder, consented to the inclusion of this provision in the agreement with our bank lenders, and accordingly, Norfet has effectively waived the management fees owed to it from the date on which the loans were granted to the Company and until the date on which all the loans are repaid in full.  In addition, on April 7, 2010, Norfet notified us that it waives the $190,000 unpaid management fees that were then due to Norfet.

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

Please see "Item 10. Additional Information- 10C. Material Contracts – Norfet Agreements" for a more complete description of these agreements.

On March 31, 2009, our board of directors approved an agreement with Orian S.M. Ltd. (formerly known as Orian Agish Ltd.) ("Orian") for freight and delivery services.  FIMI Israel Opportunity Fund Limited Partnership and FIMI Opportunity Fund L.P. are interested parties in Orian. Mr. Yishai Davidi, a former director of the Company, serves as senior partner of FIMI Israel Opportunity Fund, Limited Partnership and FIMI Opportunity Fund, L.P.  Mr. Davidi also serves as CEO of FIMI 2001 Ltd., which controls the general partner of Norfet, one of the Norfet limited partners (which is managed by FIMI 2001 Ltd.) as well as the other Norfet limited partners by virtue of an irrevocable power of attorney.  As of May 31, 2011, Norfet and related parties held 9.4% of our shares. The agreement with Orian is being reviewed quarterly by the Company's Audit Committee and the Board of Directors.

On March 28, 2010, we issued 149,124 ordinary shares, at a price per share of $3.8, to each of Mivtach Shamir Holdings Ltd. (one of the partners in Norfet) and Ta-Top Limited Partnership (a partnership under the control of FIMI 2001, Ltd.) in a private placement, resulting in aggregate gross proceeds of approximately $1.1 million.  The private placement was part of a transaction to raise capital in connection with an agreement with our bank lenders, which combined both a rights offering to all of our shareholders and a private placement to Norfet (or whoever acts on its behalf) in which Norfet (or whoever acts on its behalf) agreed to invest in Tefron the difference between $4 million and the amount raised in the rights offering.  See "Item 10. Additional Information – 10C. Material Contracts – Private Placement to Norfet."

7C.	Interests of Experts and Counsel.

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Financial Statements

See Item 18.

Legal Proceedings

Arbitration proceedings relating to alleged unlawful termination of an employee

On June 4, 2009, we signed an arbitration agreement with a former employee, in connection with his claims regarding the circumstances of his termination.  An arbitrator was appointed to arbitrate the claims.  On September 1, 2009, the former employee filed a claim against the Company for unlawful termination in an amount of approximately NIS 751,000, plus additional amounts for pain and suffering and salary payments due to him.  The parties agreed not to hold evidential hearings in connection with the arbitration and instead to hold mediation meetings to examine the possibility of reaching a settlement.  As of May 31, 2011, the mediation process was still ongoing.

Dividend Policy

Although we have no established dividend policy, in the past we have distributed dividends to our shareholders from our accumulated earnings.  In 2006, we twice declared and paid dividends of approximately $5 million each, in 2007, we did not declare any dividends and in May 2008, we declared and paid a dividend of $8 million. In 2009 and 2010 we did not declare any dividends and as of December 31, 2010, we had no accumulated earnings for distribution. We may distribute dividends in the future if our Board of Directors so determines and there are sufficient accumulated earnings in accordance with applicable law. On March 2, 2010 we signed an agreement with our bank lenders which, among other things, establishes new financial covenants and undertakings for 2010, including our undertaking not to distribute any dividends or pay management fees and/or any other payment to our shareholders until the loans provided by our bank lenders have been repaid in full. Please see "Item 10.  Additional Information – C. Material Contracts – Agreement with Our Bank Lenders".

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

As reported on the NYSE and the OTCBB, the annual high and low sales prices for our Ordinary Shares were as follows:

	High	Low

2006	$130.5	$83.0
2007	$109.5	$40.5
2008	$56.5	$2.5
2009	$6.4	$2.2
2010	$4.6	$1.5

As reported on the NYSE and the OTCBB, the quarterly high and low sales prices for our Ordinary Shares for the last two years were as follows:

2009	High	Low
First quarter	$4.0	$2.2
Second quarter	$4.4	$3.2
Third quarter	$6.1	$3.5
Fourth quarter	$6.35	$2.7
2010
First quarter	$4.6	$3.5
Second quarter	$4.0	$1.5
Third quarter	$1.8	$1.5
Fourth quarter	$4.0	$2.6
2011
First quarter	$4.2	$3.3
Second quarter (through June 15, 2011)	$3.4	$2.0

As reported on the NYSE and on the OTCBB, the monthly high and low sales prices for our Ordinary Shares for the last six months were as follows:

2011
January	$4.2	$3.7
February	$4.1	$3.6
March	$3.6	$3.3
April	$3.4	$3.0
May	$3.0	$2.7
June (through June 15, 2011)	$2.7	$2.0

Our Ordinary Shares have been traded on the TASE since September 28, 2005 under the symbol "TFRN".

As reported on the TASE, the annual high and low sales prices for our Ordinary Shares were as follows:

	High	Low

2008	NIS 205.0	NIS 12.0
2009	NIS 25.5	NIS 10.5
2010	NIS 16.3	NIS 5.2

As reported on the TASE, the quarterly high and low sales prices for our Ordinary Shares for the last two years were as follows:

2009	High	Low
First quarter	NIS 16.3	NIS 12.1
Second quarter	NIS 19.8	NIS 13.4
Third quarter	NIS 25.5	NIS 13.4
Fourth quarter	NIS 21.9	NIS 10.5
2010
First quarter	NIS 16.3	NIS 12.9
Second quarter	NIS 15.1	NIS 5.6
Third quarter	NIS 14.6	NIS 5.2
Fourth quarter	NIS 15.2	NIS 9.8
2011
First quarter	NIS 15.6	NIS 12.1
Second quarter (through June 15, 2011)	NIS 12.2	NIS 7.2

As reported on the TASE, the monthly high and low sales price for our Ordinary Shares for the last six months were as follows:

2011
January	NIS 15.6	NIS 12.1
February	NIS 15.2	NIS 13.2
March	NIS 13.5	NIS 12.1
April	NIS 12.2	NIS 10.2
May	NIS 10.5	NIS 8.4
June (through June 15, 2011)	NIS 8.2	NIS 7.2

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

Description of Securities

We are authorized to have 10,000,000 Ordinary Shares issued, par value NIS 10 per share.

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

Agreement with Our Bank Lenders

On March 2, 2010, we and our subsidiaries, Hi-Tex and Macro (collectively, the "Companies") signed an agreement with our bank lenders, Bank Leumi L'Israel Ltd., Bank HaPoalim Ltd and Israel Discount Bank Ltd. (the "Agreement"), which among other things, provides for a re-organization of our and our subsidiaries' credit lines with the banks.  Pursuant to the agreement, during March 2010, we raised an aggregate $4 million through the combination of a rights offering to our shareholders and a private placement to Ta-Top, Limited Partnership and Mivtach-Shamir Holdings, Ltd.  For information on the private placement, see " – Private Placement to Norfet's Shareholders".

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

Early Repayment of Loan A – the Companies will make early repayment of the unpaid balance of Loan A, in whole or in part, in the event of (i) a capital raising, in which case approximately 50% of the net consideration from the capital raising would be used for early repayment, (ii) the sale of assets not in the ordinary course of business, in which event the whole net consideration from the sale would be used for early repayment, or (iii) cash flow surplus of the Companies (EBITDA (as defined in the Agreement) minus interest costs and certain expenses) in a calendar year exceeds $8 million, 50% of the surplus exceeding $8 million would be used for early repayment.

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

New Short-Term Credit Lines (in addition to Loans A and B)

Subject to the signing of documents in the standard form at any bank, in place of the Company's existing credit lines (which will be cancelled) the banks will make available to the Companies new short-term credit lines (in addition to Loans A and B) for the Companies' working capital, in an aggregate amount of $10.75 million (the "New Credit Lines").  The New Credit Lines will be provided for a period not exceeding one year from the date on which the Agreement was signed.  All the terms of repayment of the New Credit Lines, including the rates and types of interest on utilized credit in the framework of the New Credit Lines and the date and method of payment of interest for the utilized credit in the framework of the New Credit Lines, will be determined between the Companies and any of the banks separately. The interest on the New Credit Lines is prime +2.5% for NIS credit, and LIBOR +1.75% for dollar credit.

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

Additional Undertakings

In addition to the securities and commitments in the Agreement, the Companies undertook, among other things, (a) not to purchase, not to give financing to, and not to undertake to purchase or give financing for the purchase of shares of any of the Companies without the prior written consent of the banks; (b) not to pass any resolutions regarding voluntary liquidation, change in corporate structure or reorganization, merger, settlement or arrangement without receiving the prior written consent of the banks; (c) not to distribute any dividends or pay management fees and/or any other payment to our shareholders until Loan A and Loan B have been repaid in full; (d) to allot to the banks for no consideration 100,000 non negotiable and non transferable warrants, exercisable into 100,000 Ordinary Shares, for an exercise price of $4.5 per share, during a period of 48 months from the date on which the Agreement was signed. The Company issued the warrants to the banks.

Financial covenants - the banks provided waivers for the Company's failure to meet its financial covenants in 2009. In addition, the Company undertook to meet at all times during 2010 all of the following financial covenants and undertakings. The following financial covenants and undertakings were cancelled as part of the new agreement dated December 24, 2010 described below:

(1)           The EBITDA of the Company will be positive according to the Company's 2010 consolidated financial statements (this financial covenant was amended by agreement with the bank lenders on July 11, 2010, requiring EBITDA of at least negative $2.1 million); and

(2)           according to the quarterly and annually consolidated financial statements,  (i) the Company's shareholders' equity will not be less than $35 million, (ii) the Company's total amount of cash balances, inventories and receivables will not be less than $33 million, and (iii) the balance of the Company's receivables will not be less than $9 million; and

Amendment to the Agreement with Our Bank Lenders

On December 24, 2010, we and our subsidiaries, Hi-Tex and Macro (collectively, the "Companies") signed an amendment to the Agreement with our bank lenders (the "Amendment" or the "Agreement") which includes providing additional credit of $5 million in favor of the Company. This credit includes a loan of $3.8 million for a period of four years which will be repaid in 36 equal monthly installments from the date of execution of the Amendment and an additional loan of $1.2 million which will be repaid in one payment on June 30, 2011

The following are the main amendments to the Agreement:

Loan 1

The bank lenders provided the Company with a new loan in accordance with the terms detailed below (hereinafter: "Loan 1"):

•	the loan of $3.8 million is for a period of 4 years.

•	the principal of Loan 1 bears annual interest at a rate agreed to by the Company and each of the bank.

•	the interest on Loan 1 is payable by the Company in consecutive monthly installments commencing from the date on which Loan 1 is provided;

•
the principal of Loan 1 is payable in equal consecutive monthly installments, commencing from the conclusion of 12 months from the date of execution of the Amendment (the "Grace Period") until the final and full repayment of Loan 1.

Loan 2

•	An additional loan of $1.2 million was provided by the bank lenders and bears annual interest at a rate agreed upon by the Company and each of the banks.

•	The interest on Loan 2 will be paid by the Company in consecutive monthly installments, commencing from the date on which Loan 2 is provided

Infusion of capital

•
A precondition for the provision of the aforementioned loans was that shareholders equity, of not less than $5 million and not more than $5.9 million (the "Infusion of Capital"), be invested in the Company. An additional precondition was the submission of letters of undertaking by the controlling shareholders of the Company, whose content had to be to the bank lenders satisfaction, and had to include, inter alia, an undertaking not to effect a change of ownership and/or control in the Company without obtaining the bank lenders' consent and an undertaking not to compete with the Company's business. The infusion of such capital was made, and the letters of undertaking were sent to the banks as required.

•
Notwithstanding the contents of the Agreement with the bank lenders, dated March 2, 2010, the Infusion of Capital shall not be used for the purpose of settling credit previously provided by the bank lenders to the Company.

Financial covenants

The financial covenants determined in the original Agreement were cancelled and replaced by the following financial covenants (calculated in accordance with the Company's quarterly and annual (consolidated) audited or reviewed financial statements):

•
The ratio between the tangible shareholders' equity and the total balance shall not, at any time, fall short of 30%; but in any event, the tangible shareholders' equity shall not fall short of the following amounts:

m	In 2010 – $28,000,000
m	In 2011 –$29,500,000
m	In 2012 – $32,000,000
m	From 2013 onwards – $35,000,000.

•	The net trade receivables of the Company shall not fall short, at any time, of the following amounts:

m	In 2010 – $9,000,000
m	In 2011 – $12,500,000
m	From 2012 onwards – $14,000,000

A deviation of up to 5% from the amounts stated above does not constitute a breach of the Company's abovementioned undertakings regarding the trade receivable balances.

•
By December 31, 2011, the Company is entitled to perform factoring transactions (lien and/or sale of customers' notes in favor of third parties in order to provide financing), subject to the proviso that the consideration from such transaction shall be at least 80% of the amount of the note or invoice, which shall be used to finance operating capital needs, and that the total amount in respect to which factoring transactions shall be performed shall not exceed, at any time, $5,000,000.

•
The total amount of the Company's inventory and customer capital balances shall not fall short, at any time, of $33,000,000, except with regard to the financial statements of the third quarter of every calendar year, in which the total amount of inventory and accounts receivable shall not fall short of $29,000,000.

•
The ratio between the total amount of the Company's debts and liabilities towards the banking corporations and other financial organizations and the Company's annual EBITDA, according to the annual consolidated financial reports shall be as follows:

m	In 2011 – shall not exceed 9.5.
m	In 2012 – shall not exceed 8.5.
m	In 2013 – shall not exceed 7.5.
m	In 2014 – shall not exceed 6.5.
m	From 2015 onwards – shall not exceed 5.5.

•
In any event in which part of the Company's fixed assets are sold and the amount to be received from such sale does not exceed $2,000,000 cumulatively – 50% of the consideration must be used on the date of receipt thereof for the purpose of settling credits and loans under the Agreement and the Amendment thereof, and 50% must be used as part of the Company's operating capital.  For any amount above $2,000,000 cumulatively – such amount shall be used on the date of receipt thereof for the purpose of repayment of loan A. The provisions of the Agreement will apply regarding the sale of any other asset which is not Equipment.

•
To allot to the bank lenders, following the Infusion of Capital, gratis, a total amount of 200,000 non negotiable option warrants, exercisable into 200,000 shares of the Company, with a nominal value of NIS 10 each, with an exercise price of $3 per share. The option warrants shall be exercisable for a period of 72 months from the date of execution of the Amendment. The allotment of the option warrants is subject to receiving all of the approvals required by law (including the approval of the stock exchange regarding the registering of the shares as a result of exercising the option warrants).

•
Not to effect any change in ownership and/or in the control of the Company (by Intimes Nouvelle Seamless Inc., Litef Holdings Inc., Mivtach Shamir Holdings Ltd., Ben Lieberman and Martin Lieberman) without obtaining the bank lenders' prior written consent with regard to the ownership and control structure which will exist immediately after the completion of the transaction. Notwithstanding the aforesaid, a cumulative change of up to 5% of the holdings of the abovementioned entities shall not constitute a breach of the Company's obligation, provided that the holdings of all of the abovementioned entities shall not fall short, at any time, of 45% of the Company's issued and paid up share capital.

•	Not to have holdings in subsidiaries or other associated companies, unless such companies sign letters of undertaking towards the bank lenders.

As of December 31, 2010 the Company met all the financial covenants stated in the Amendment.

Private Placement to Norfet's Shareholders

On March 28, 2010, we issued 149,124 Ordinary Shares, at a price per share of $3.8, to each of Mivtach Shamir Holdings Ltd. (one of the partners in Norfet) and Ta-Top Limited Partnership (a partnership under the control of FIMI 2001, Ltd.) in a private placement, resulting in aggregate gross proceeds of approximately $1.1 million.  The private placement was part of a transaction to raise capital in connection with an agreement with our bank lenders, which combined both a rights offering to all of our shareholders and a private placement to Norfet (or whoever acts on its behalf), in which Norfet (or whoever acts on its behalf) agreed to invest in Tefron the difference between $4 million and the amount raised in the rights offering.  For information on the agreement with our bank lenders, see - " Agreement with Our Bank Lenders" above.

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

Under the Tefron Agreement, we recorded annual management fees to Norfet in the amount of $120,000. Beginning December 1, 2008, the management fees were reduced by 15% until the end of 2009. However, we have not actually paid Norfet any management fees since April 2008, and such unpaid fees amounted to $190,000, as of December 31, 2009. On March 2, 2010 we signed an agreement with our bank lenders which, among other things, included our undertaking not to distribute any dividends or pay management fees and/or any other payment to our shareholders until the loans provided by our bank lenders have been repaid in full.  Norfet, our major shareholder, consented to the inclusion of this provision in the agreement with our bank lenders, and accordingly, Norfet has effectively waived the management fees owed to it, as of the date on which the loans were granted to the Company and until the date on which all the loans are repaid in full.  For information regarding the terms of the loans, see "– Agreement with Our Bank Lenders" above.  On April 7, 2010 Norfet notified us that it waives the $190,000 unpaid management fees that were then due to Norfet.

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

Price Per Share = 42.5 – 7.5*[x]

Where x = [(23,000,000 –2004 EBITDA)/1,000,000]/7]

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

Arwol and Macpell Registration Rights Agreement

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

Registration Rights Agreement

The Company entered into a Registration Rights Agreement with Nouvelle, Litef Holdings, Shamir, Rimon SPA Investors, Benny Lieberman and Martin Lieberman (collectively, the "Purchasers") and TA-TOP  pursuant to which the Company granted to the Purchasers certain demand registration rights, shelf registration rights, and "piggyback" registration rights with respect to the ordinary shares acquired by each of the Purchasers pursuant to the share purchase agreements, entered into in connection with the Company's Nouvelle acquisition, and the ordinary shares issued to TA-TOP and Mivtach Shamir Ltd., in the USA, pursuant to a subscription agreement entered into with the Company in March 2010.

For purposes of the agreement "registrable securities" means (i) ordinary shares of the Company issued as part of the asset purchase agreement and investment agreements with Nouvelle Investors, Mivtach Shamir, Rimon, Fima and Zilkha Partners and by virtue of the option warrants to Ben and Martin Lieberman; and (ii) ordinary shares of the Company allocated to Mivtach Shamir and Ta-Top as part of a private allocation in March 2010.

The Company has undertaken, commencing from the end of a period of six months beginning on the execution date of the Registration Rights Agreement, upon receipt, from Nouvelle, Litef Holdings or a holder of at least 20% of the registrable securities, of a demand requesting that the Company file a Form F-3 with the Securities and Exchange Commission ("the SEC") for the purpose of registering such holders' registrable shares (a "Registration Statement"), to take reasonable steps to file and have declared effective the Registration Statement. The right to request the Company to file a Registration Statement is not limited. The Company will take the necessary steps to maintain said Registration Statement in effect for a period of nine months, unless all registrable securities have been sold.

Furthermore, if the Company makes a public offering of its securities or the shareholders' securities (with the exception of an offer of securities to employees), the Company agreed to give notice to Nouvelle, Litef Holdings and all holders of at least 20% of the registrable securities and to register such securities, subject to certain limitations.

Commencing from the end of six months following the execution date of the Registration Rights Agreement, Nouvelle, Litef Holdings or a holder of at least 20% of the registrable securities, may, in the event that the Company is not entitled to register the shares by filing a Registration Statement, demand that the Company list the registrable securities held by him, fully or in part, for trade on the TASE or any other quotation system on which the Company's shares are traded, and in such event the Company shall contact all the remaining holders holding registrable securities and offer to include their shares in said registration for trade. The Company shall not be subject to more than three (3) such demands for registration for trade.

The Company shall bear all costs involved in registering said shares for trade, provided that any shareholder bears his (pro rata) share in the commission due to the underwriters. The Registration Rights Agreement includes provisions concerning mutual indemnification in connection with the registration of the shares for trade, as a result of any materially false statement, omission of any material information, or any other violation of the law by any Party, subject to the liability of each shareholder in the agreement being limited to the net proceeds of the sale of the shares.

Other Agreements

For information regarding the agreement with Nouvelle and the investment and other agreements entered into at the time of the acquisition of the assets of Nouvelle, see "Item 7. Major Shareholders and Related Party Transactions – 7B. Related Party Transactions".

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

Taxation of Shareholders

The following is a general discussion of material United States federal and Israeli income tax consequences to U.S. Holders (defined below) of Ordinary Shares.  This discussion is based upon existing United States federal and Israeli income tax laws, including legislation, regulations, administrative rulings and court decisions, all as in effect on the date of this Annual Report, as well as the Convention Between the Government of the United States of America and the Government of the State of Israel With Respect to Taxes on Income (the "Treaty"). All of these authorities are subject to change (possibly with retroactive effect) and to differing interpretations.

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

 For purposes of this discussion, a "U.S. Holder" means a beneficial owner of Ordinary Shares (i) who is, for U.S. federal income tax purposes:

●	a citizen or resident of the United States;
●
a corporation (or another entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any political subdivision thereof;

●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
●
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

Subject to complex conditions and limitations, any Israeli capital gains tax paid with respect to a disposition of Ordinary Shares (see generally the discussion below under "–Israeli Tax Considerations") will be a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability).  In general, gain that a U.S. Holder recognizes on the sale or other disposition of Ordinary Shares will be U.S. source passive income for purposes of foreign tax credit limitations, and losses generally will be allocated against U.S. source income.  The rules governing foreign tax credits are complex, and U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.

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

The real capital gain derived by a corporation generally will be subject to tax at the corporate tax rate of 25% in 2010 (which will gradually be reduced to 18% in 2016 as mentioned above). The capital gain accrued by individuals on the sale of securities purchased on or after January 1, 2003 will be taxed at the rate of 20%. However, if the individual shareholder is a "Significant Shareholder” (i.e., a  person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company's means of control) at the time of sale or at any time during the preceding 12 month period, such gain will be taxed at the rate of 25%. In addition, until certain regulations will be enacted, the capital gain derived by an individual claiming deduction of financing expenses in respect of such gain will be taxed at the rate of 25%.

The capital gain generated by individuals on the sale of an asset purchased prior to January 1, 2003 will be generally subject to tax at a blended rate.  The marginal tax rate for individuals (45% in 2010 and 2011, will gradually be reduced to 39% in 2016) will be applied to the portion of the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing on the acquisition date and terminating on January 1, 2003 bears to the total holding period.  The remainder of the gain realized will be subject to capital gains tax at the rates applicable to an asset purchased after January 1, 2003 (see aforementioned).

Individuals dealing in securities in Israel are taxed at the tax rates applicable to business income ( a marginal tax rate of up to 45% in 2009 and 2010 (which will gradually be reduced to 39% in 2016 for an individual). Notwithstanding the foregoing, if the shareholder is a non-Israeli resident, then such taxation is subject to the provision of any applicable double tax treaty. Moreover, capital gain derived from the sale of the shares of an Israeli resident company publicly traded on a recognized stock exchange by a non-Israeli shareholder may be exempt under the Israeli Income Tax Ordinance from Israeli taxation provided the following cumulative conditions are met: (i) the securities were purchased upon or after the registration of the securities on the stock exchange (this requirement does not apply to shares purchased on or after January 1, 2009, provided that certain conditions are met), and (ii) the seller does not have a permanent establishment in Israel to which the derived capital gain is attributed. and (iii) if the seller is a corporation, less than 25% of its means of control are held, directly or indirectly, by Israeli resident shareholders.   In addition, the sale of the shares may be exempt from Israeli capital gains tax under the provisions of an applicable double tax treaty.  Thus, the U.S.-Israel Double Tax Treaty exempts U.S. resident from Israeli capital gain tax in connection with such sale, provided (i) the U.S. resident  owned directly or indirectly, less than 10% of an Israeli resident company's voting power at any time within the 12–month period preceding such sale; and (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days at the taxable year; and (iii) the capital gain generated from the sale of the shares is not attributed to a permanent establishment maintained by the U.S. resident in Israel.

Either the purchaser, the Israeli stockbrokers or financial institution through which the shares are held are obliged, subject to the above mentioned exemptions, to withhold tax upon the sale of securities from the real capital gains at the corporate tax rate  (25% in 2010, 24% in 2011) in respect of a corporation and 20% in respect of an individual.

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

Subject to complex conditions and limitations, any Israeli withholding tax imposed on dividends paid by Tefron (see generally the discussion below under "–Israeli Tax Considerations") will be a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability).  In general, dividends will be treated as foreign-source passive income, for foreign tax credit purposes. There are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends that are subject to a reduced rate of tax.  The rules governing foreign tax credits are complex, and U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.

Israeli Tax Considerations.

Under the Ordinance, non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our shares at the rate of 20% (25% if the dividend recipient is a Controlling Shareholder at the time of distribution or at any time during the preceding 12-month period), unless a reduced rate is provided under an applicable tax treaty.  However, such distribution of dividends is subject to withholding tax at source at a rate of 15% if the dividend is distributed from income attributed to an Approved Enterprise/Benefited Enterprise or Preferred Enterprise, unless a reduced tax rate is provided under an applicable tax treaty.  For example, under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25%.  However, generally, the maximum rate of withholding tax on dividends that are paid to a U.S. corporation that holds 10% or more of our outstanding voting capital from the start of the tax year preceding the distribution of the dividend up until (and including) the distribution of the dividend is 12.5%, provided that not more than 25% of our gross income for such preceding year consists of certain types of dividends and interest.  Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise/Benefited Enterprise or Preferred Enterprise are subject to a withholding tax rate of 15% for such a U.S. corporation shareholder, provided that the condition related to our gross income for the previous year (as set forth above) is met.  If the dividend is partly attributable to income derived from an Approved Enterprise/Benefited Enterprise/Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income.

A non-resident of Israel who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel in respect of such income, provided that such income was not generated from business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed.

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

Foreign Currency Risk

Our operating expenses are influenced by changes in the exchange rates between the dollar and foreign currencies, especially the NIS.  Our operational expenses increase when the dollar is devalued against such currencies.  At December 31, 2010, our liabilities denominated in foreign currencies in the amount of $19.8 million represented 42.2% of our total liabilities of $46.8 million.  At December 31, 2010, our assets denominated in foreign currencies in the amount of $7.8 million represented 9.4% of our total assets of $82.8 million.  In 2010, the average amount of our net liabilities denominated in NIS was approximately $11.0 million.  Based on such amount, a depreciation of the dollar in relation to NIS in the amount of 10% would cause us to incur annual expenses in the amount of approximately $1.1 million. Due to the appreciation of the NIS vis-a-vis the dollar in 2010, we generated gross expenses of approximately $0.6 million Dollar and due to the depreciation of the NIS vis-a-vis the dollar, we incurred gross income of approximately $1.4 million in 2009. This amount does not take into account hedging transactions performed by the Company during 2009, which diminished the adverse effect of the appreciation of the NIS in relation to the dollar.

Additionally, a portion of our sales is denominated in Euros. The dollar value of these sales decreases when the Euro depreciates against the dollar. We may from time to time utilize derivative financial instruments to manage risk exposure to fluctuations in foreign exchange rates. Accordingly, in 2010 and 2009, forward exchange contracts were designated as hedging instrument.  We do not engage in any speculative or profit motivated forward or derivatives activities.  See "Item 3. Key Information - 3D. Risk Factors" and "Item 5. Operating and Financial Review and Prospects - Impact of Inflation and Currency Fluctuations".

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

In managing our foreign exchange risk, from time to time we enter into various foreign exchange hedging contracts. Our policy is to hedge significant net exposures in the major foreign currencies in which we operate.  We attempt to limit our exposure resulting from liabilities and anticipated expenses that are denominated in NIS through forward contracts. We monitor foreign exchange rates and trends periodically to measure the effectiveness of our foreign currency hedging. If our forward contracts meet the definition of a hedge and are so designated, changes in the fair value of the contracts will be:

●	offset against changes in the fair value of the hedged assets or liabilities through earnings, or

●	recognized in other comprehensive income until the hedged item is recognized in earnings.

We may use, and in 2011 we did use, our existing credit lines in order to carry out forward transactions.  As of May 31, 2011, we had outstanding forward contracts in the amount of $4.0 million. We enter into forward contracts only with well-established institutions, and therefore we believe that the liabilities that were owed to us at May 31, 2011 will be realized.

Interest Rate Risk

Of our dollar-denominated financial liabilities at December 31, 2010, $25.6 million were loans denominated in dollar bearing interest at LIBOR.  As a result, our interest expenses are sensitive to changes in LIBOR.

Our dollar-denominated financial liabilities bear interest at 2.15% to 3.2% over LIBOR. A hypothetical one percent shift in interest rates would result in a decrease (or increase) in net income of approximately $47,500.

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

(b) Management's Annual Report on Internal Control over Financial Reporting. Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act of 1934, as amended. The Company's internal control over financial reporting is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of our records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions;

•	provide reasonable assurance that our transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles;

•	provide reasonable assurance that our receipts and expenditures are made only in accordance with authorizations of our management and Board of Directors (as appropriate); and

•	provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 20010 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, our management concluded that the Company's internal control over financial reporting were effective as of December 31, 2010.

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management's report in this Annual Report.

(c) Changes in Internal Control over Financial Reporting. There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that Avi Zigelman, Aviram Lahav and Yossi Shachak are "audit committee financial experts" as defined in Item 16A of Form 20-F.  Mr. Aviram Lahav is an "independent" director in accordance with applicable SEC regulations.

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

	US$ 2010	US$ 2009
Audit Fees	$229,000	$300,000
Audit-related Fees	$43,000	$32,000
Tax Fees	$15,000	$15,000
All Other Fees	-	-
TOTAL	$287,000	$347,000

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

During 2010, none of Audit-Related Fees, Tax Fees or Other Fees provided to us by Kost, Forer Gabbay & Kasierer in Israel or by Ernst & Young or McGladrey & Pullen, LLP in the United States were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Index to Consolidated Financial Statements	F-1
Reports of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3
Consolidated Statements of income	F-4
Consolidated Statements of Comprehensive income	F-5
Consolidated Statements of changes in Equity	F-6
Consolidated Statements of Cash Flows	F-7 – F-9
Notes to the Consolidated Financial Statements	F-10 – F-75
Appendix to Consolidated Financial statements-List of Subsidiaries	F-76

ITEM 19.	EXHIBITS

1.1	Amended and Restated Memorandum of Association of the Company (incorporated by reference to Exhibit 1.1 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2008).

1.2	Amended and Restated Articles of Association of the Company (incorporated by reference to Annex A to the Registrant's Report on Form 6-K, dated January 20, 2009).

2.1
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

4.2
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

4.4
Amended and Restated Unsecured Subordinated Promissory Note in the principal amount of US $3 million, dated December 31, 2008, by AlbaHealth LLC. in favor of Tefron USA, Inc. (incorporated by reference to Exhibit 4.7 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2008).

4.5
Share Purchase Agreement dated February 17, 2004, by and between the Company and Norfet Limited Partnership, including related Registration Rights Agreement attached as a schedule (incorporated by reference to Exhibit 4.9 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003).

4.6
Amendment to Purchase Agreement, dated March 31, 2005, by and between the Company and Norfet Limited Partnership (incorporated by reference to Exhibit 4.11 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004).

4.7
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

4.9
Letter, dated July 11, 2010, from Bank Hapoalim to the Company regarding covenant waiver (incorporated by reference to Exhibit 4.12 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009).

4.10
   Letter, dated July 11, 2010, from Israel Discount Bank to the Company regarding covenant waiver (incorporated by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009).

4.11
Letter, dated July 11, 2010, from Bank Leumi to the Company regarding covenant waiver (incorporated by reference to Exhibit 4.14 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009).

4.12
Subscription Agreement, dated March 2010, between Tefron Ltd. and TA-TOP, Limited Partnership and Mivtach Shamir Holdings Ltd (incorporated by reference to Exhibit 4.15 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009).

4.13	Asset Purchase Agreement dated November 16, 2010, by and between the Company and Intimes Nouvelle Seamless Inc.

4.14	Share Purchase Agreement dated November 16, 2010, by and between the Company and Litef Holdings Inc.

4.15	Share Purchase Agreement dated November 16, 2010, by and between the Company and Mivtach Shamir Holdings Ltd.

4.16	Share Purchase Agreement dated November 16, 2010, by and between the Company and Zilkha Partners Limited Partner, Fima Trust and Rimon Investments Master Fund L.P.

4.17	Consulting Agreement dated December 30, 2010, by and between Tefron USA Inc. and Intimes Nouvelle Seamless Inc. (or any other company on behalf of Mr. Willy Lieberman).

4.18	Option Agreement dated December 30, 2010, by and between the Company and Benny Lieberman.

4.19	Option Agreement dated December 30, 2010, by and between the Company and Martin Lieberman.

4.20
Registration Rights Agreement dated December 30, 2010, by and between the Company and Intimes Nouvelle Seamless Inc., Litef Holdings Inc., Mivtach Shamir Holdings Ltd., Zilkha Partners Limited Partner, Fima Trust, Rimon Investments Master Fund L.P., TA-TOP Limited Partnership and Benny and Martin Lieberman.

4.21	Services Agreement dated December 30, 2010, by and between the Company and Lamour Global Inc. Limited.

8.1	List of subsidiaries of the Company.

12.(a).1	Certification by CEO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

12.(a).2	Certification by CFO pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002.

13.(a).1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.(a).1	Consent of Kost, Forer Gabbay & Kasierer, a member of Ernst & Young Global.

14.(a).2	Consent of an Expert dated June 22, 2011.

TEFRON LTD.

Consolidated financial statements
as of December 31, 2010

In U.S. dollars thousands

TEFRON LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010

U.S. dollars in thousands

Kost Forer Gabbay & Kasierer 2 Pal-Yam Ave. Haifa 33095, Israel

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors

TEFRON LTD.

We have audited the accompanying consolidated balance sheets of Tefron Ltd. ("the Company”) as of December 31, 2010 and 2009 and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2010 and 2009, and the results of their operations, changes in equity and cash flows for each of the years ended December 31, 2010, 2009 and 2008, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Haifa, Israel	KOST FORER GABBAY & KASIERER
June 23, 2011	A Member of Ernst & Young Global

TEFRON LTD.

CONSOLIDATED BALANCE SHEETS

		As of December 31,
		2010	2009
	Note	$ in thousands
Current assets
Cash		$9,361	$1,904
Investment in securities available for sale		731	737
Trade receivables	4	9,339	14,597
Other receivables	5	1,878	2,892
Inventory	6	16,664	19,778
		37,973	39,908

Non current assets held for sale	7	2,088	-

		40,061	39,908

Non-current assets
Deferred taxes, net	16	972	1,409
Property, plant and equipment, net	7	38,936	56,920
Goodwill and intangible assets	8	2,783	960
		42,691	59,289
		$82,752	$99,197

Current liabilities
Bank credit (including current maturities of long-term loans)	10	$6,194	$25,847
Trade payables	11	11,864	15,042
Other current liabilities	12	8,450	5,666
		26,508	46,555

Non-current liabilities
Long-term bank loans	10,13	19,818	-
Employee benefits, net	15	516	729
Other non-current liabilities		-	1,838
Deferred taxes, net	16	-	3,080
		20,334	5,647

Equity attributable to the equity holders of the Company	18
Share capital		19,818	7,518
Additional paid-in capital		107,204	107,522
Accumulated deficit		(83,803)	(60,666)
Treasury shares		(7,408)	(7,408)
Capital reserve for transactions with a controlling shareholder		190	-
Other capital reserves		(91)	29
		35,910	46,995
Total equity		$82,752	$99,197

The accompanying notes are an integral part of the consolidated financial statements

TEFRON LTD.

CONSOLIDATED STATEMENTS OF INCOME

		For the year ended December 31,
		2010	2009	2008
	Note	$ in thousands (except for per share data)

Sales		$86,044	$115,538	$173,829
Cost of sales, net	20a	86,717	119,339	167,557

Gross profit (loss)		(673)	(3,801)	6,272

Selling and marketing expenses	20b	11,850	13,842	16,959
General and administrative expenses	20c	4,050	3,779	6,406
Other expenses (income)	20d	6,233	(496)	2,135

Operating loss		(22,806)	(20,926)	(19,228)

Loss from early repayment of subordinated note receivable	9	-	(1,285)	-
Financial income	20h	30	1,747	319
Financial expenses	20h	(2,379)	(2,259)	(3,347)
Financial expenses, net		(2,349)	(512)	(3,028)

Loss before taxes on income		(25,155)	(22,723)	(22,256)
Tax benefit	16	2,469	5,330	4,677

Net loss for the year		$(22,686)	$(17,393)	(17,579)

Net loss per share attributable to equity holders of the Company (in $)	21

Basic and diluted loss per share		$(7.7)	$(6.6)	$(6.7)

The accompanying notes are an integral part of the consolidated financial statements

TEFRON LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the year ended December 31,
	2010	2009	2008
	$ in thousands

Net loss for the year	$(22,686)	$(17,393)	$(17,579)

Other comprehensive income (loss) (net of tax effect) *):

Realized gain on cash flow hedges	(115)	(23)	(445)
Realized loss (gain) on available-for-sale securities	-	-	77
Unrealized gain from cash flow hedges	-	115	23
Unrealized loss on available for sale securities	(5)	(86)	-
Actuarial gain (loss) on defined-benefit plans	(451)	466	(198)

Total other comprehensive income (loss) for the year	(571)	472	(543)

Total comprehensive income (loss) for the year	(23,257)	(16,921)	(18,122)

Total comprehensive income (loss) attributed to equity holders of the Company	$(23,257)	$(16,921)	$(18,122)

*) See Note 16e

The accompanying notes are an integral part of the consolidated financial statements

TEFRON LTD.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	attributed to equity holders of the Company
	Share capital	Additional paid in capital	Retained deficit	Treasury shares	Capital reserve for available for sale financial assets	Capital reserve for cash flow hedges	Capital reserve for transactions with a controlling shareholder	Total equity
	$ in thousands

Balance as of January 1, 2010	$7,518	$107,522	$(60,666)	$(7,408)	$(86)	$115	$-	$46,995
Total comprehensive loss	-	-	(23,137)	-	(5)	(115)	-	(23,257)
Share-based payment to employees	-	490	-	-	-	-	-	490
Rights offering (less issue expenses of $240 thousand)	2,833	927	-	-	-	-	-	3,760
Private placement (less issue expenses of $297 thousand)	9,467	(1,735)	-	-	-	-	-	7,732
Benefit from a transaction with a controlling shareholder	-	-	-	-	-	-	190	190
Balance as of December 31, 2010	$19,818	$107,204	$(83,803)	$(7,408)	$(91)	$-	$190	$35,910

	attributed to equity holders of the Company
	Share capital	Additional paid in capital	Retained deficit	Treasury shares	Capital reserve for available for sale financial assets	Capital reserve for cash flow hedges	Total	Share options in consolidated company	Total equity

Balance as of January 1, 2009	$7,518	$107,104	$(43,739)	$(7,408)	$-	$23	$63,498	$247	$63,745
Total comprehensive income (loss)	-	-	(16,927)	-	(86)	92	(16,921)	-	(16,921)
Share-based payment to employees	-	171	-	-	-	-	171	-	171
Cancelation of stock options in consolidated company	-	247	-	-	-	-	247	(247)	-
Balance as of December 31, 2009	$7,518	$107,522	$(60,666)	$(7,408)	$(86)	$115	$46,995	$-	$46,995

	attributed to equity holders of the Company
	Share capital	Additional paid in capital	Retained deficit	Treasury shares	Capital reserve for available for sale financial assets	Capital reserve for cash flow hedges	Total	Share options in consolidated company	Total equity

Balance as of January 1, 2008	$7,518	$106,864	$(17,962)	$(7,408)	$(77)	$445	$89,380	$-	$89,380
Total comprehensive income (loss)	-	-	(17,777)	-	77	(422)	(18,122)	-	(18,122)
Share-based payment to employees	-	240	-	-	-	-	240	-	240
Share-based payment in consolidated company	-	-	-	-	-	-	-	247	247
Dividend	-	-	(8,000)	-	-	-	(8,000)	-	(8,000)
Balance as of December 31, 2008	$7,518	$107,104	$(43,739)	$(7,408)	$-	$23	$63,498	$247	$63,745

The accompanying notes are an integral part of the consolidated financial statements

TEFRON LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the year ended December 31,
	2010	2009	2008
	$ in thousands
Cash flows from operating activities

Loss	$(22,686)	$(17,393)	$(17,579)

Adjustments to reconcile loss to net cash provided by (used in) operating activities

Adjustments to the profit or loss items:

Depreciation and amortization	9,503	9,256	8,925
Impairment (reversal of impairment) of property, plant and equipment and intangible assets	6,260	(496)	2,135

Inventories write-off	3,065	2,808	4,523
Extinguishment of contingent consideration (b)	-	(399)	-
Impairment of available-for-sale securities	-	-	553
Share-based payments	280	171	487
Loss (gain) on sale of property, plant and equipment	142	(17)	188
Gain on sale of available-for-sale securities	-	-	(22)
Deferred taxes, net	(2,643)	(5,364)	(5,558)
Change in employee benefits, net	(664)	(850)	420
Loss on early repayment of subordinated note receivable	-	1,285	-
Accrued interest and amortization of available-for-sale securities	-	-	(263)
Accrued interest on deposits	-	-	(75)
Taxes on income	(20)	1,427	(468)
Finance expenses	1,452	723	1,363
	17,375	8,544	12,208

Changes in items of operating assets and liabilities:

Decrease in trade receivables	5,258	8,849	5,587
Decrease in other receivables	924	1,497	488
Decrease (increase) in inventory	1,950	9,730	(3,051)
Decrease in trade payables	(3,178)	(10,125)	(4,553)
Increase (decrease) in other current liabilities	(631)	(428)	77
	4,323	9,523	(1,452)

Cash paid and received during the year for:

Interest paid	(1,482)	(878)	(1,528)
Interest received	30	155	165
Taxes paid	(171)	(1,427)	-
Taxes received	191	-	468
	$(1,432)	$(2,150)	$(895)

Net cash used in operating activities	$(2,420)	$(1,476)	$(7,718)

The accompanying notes are an integral part of the consolidated financial statements

TEFRON LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the year ended December 31,
	2010	2009	2008
	$ in thousands
Cash flows from investing activities

Purchase of property, plant and equipment	$(111)	$(611)	$(3,151)
Purchase of intangible assets	(2)	(75)	(224)
Acquisition of business (a)	-	-	(300)
Contingent consideration paid	-	(271)	-
Proceeds from sale of property, plant and equipment	367	18	35
Proceeds from early repayment loss from subordinated note receivable	-	1,715	-
Proceeds from sale of available-for-sale securities	-	-	5,914
Proceeds from maturity of short - term investments	-	-	7,139

Net cash provided by investing activities	254	776	9,413

Cash flows from financial activities

Short-term bank credit from banks, net	(8,052)	4,923	9,323
Repayment of long-term loans	(11,601)	(3,885)	(9,836)
Proceeds from long-term loans	20,000	-	6,000
Proceeds from a private placement, net	5,516	-	-
Proceeds from a rights offering, net	3,760	-	-
Dividend paid to shareholders	-	-	(8,000)

Net cash provided by (used in) financing activities	9,623	1,038	(2,513)

Increase (decrease) in cash and cash equivalents	7,457	338	(818)

Cash and cash equivalent at the beginning of the year	1,904	1,566	2,384

Cash and cash equivalent at the end of the year	$9,361	$1,904	$1,566

The accompanying notes are an integral part of the consolidated financial statements

TEFRON LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the year ended December 31,
	2010	2009	2008
	$ in thousands
(A) Acquisition of business (see Note 3b)

Assets and liabilities as of acquisition date:

Order backlog	-	-	$264
Customer relationships	-	-	1,029
Goodwill	-	-	344
Deferred tax liability	-	-	(323)
Contingent consideration	-	-	(1,014)

	-	-	$300

(B) Supplemental disclosure of non-cash investing activities

Purchase of operations (see Note 3a)

Acquisition of assets

Inventory	$1,896
Customer relationships	1,551	-	-
Order backlog	408	-	-
NB brand license	78	-	-
Goodwill	49	-	-

	$3,982	-	-

Purchase of other assets for contingent consideration	-	-	$1,014

Extinguishment of contingent consideration against goodwill	-	$344	-

The accompanying notes are an integral part of the consolidated financial statements

TEFRON LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	GENERAL

a.
Tefron Ltd. is a company registered in Israel. The Company is engaged, through subsidiaries in the design, development, production and sale of intimate apparel, swimwear and active wear which are manufactured using two different methods (the "Seamless" method and the "Cut & Sew" method). The Company's principal markets are the United States and Europe.

The Company’s shares are traded on the Tel Aviv Stock Exchange as well as on the OTC Bulletin Board in the USA. For additional details see also Note 18f.

The Company's headquarters are located at "Misgav" Industrial Zone, Israel.

b.	Definitions In these financial statements:

The Company / The Group	Tefron Ltd. and its subsidiaries, as detailed in the accompanying list.

Subsidiaries	Companies in which the Company has a controlling interest (as defined in IAS 27) and whose financial statements are consolidated with those of the Company.

Related parties	As defined in IAS 24.

c.
During the first quarter, the Company started a turnaround plan to improve its business results (hereinafter: the Turnaround Plan). The turnaround Plan achieved operating improvements identified on the production floor, such as: high performance for on time delivery to customers, a decrease in waste in the production process and a decline in the Company's cost structure, such as: human resource, rent and transport.

d.	The Company had losses of $22,686 thousand for the year ended December 31, 2010. Furthermore, during this period, the Company had negative cash flows from operating activities of $2,420 thousand.

Due to the global economic crisis, the decline in demand and the continuing losses, at the end of 2009 the Company required additional sources of financing. During March 2010, the Company raised, through a rights offering to its shareholders and a private placement – as mentioned in Note 18b – a gross amount of $4 million. In addition, on March 2, 2010, the Company signed an agreement with the banks regarding the reorganization of its credit lines and new undertakings to the banks, and on December 24, an amendment to the final agreement as detailed in Notes 13b and 13c, respectively. According to the amendment of the agreement with the banks, the Company must meet the new financial covenants agreed with the banks.

On December 30, 2010, the Company acquired  the seamless operations of Intimes Nouvelle Seamless Inc. (hereinafter: "Nouvelle"), and an amount of US$5.8 million was invested in the Company by related parties of Nouvelle and by related parties of the Company – as detailed in Note 18a.

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	GENERAL (Cont.)

Management’s plans include absorbing Nouvelle's operations, strengthening the relationships with the new customers which were transferred to the Company in the framework of the Nouvelle transaction, and additional steps to expand the customer base in Europe and the US, and this with a view to increase sales. In addition, there are continuing efforts for efficiency of the production floor and to expand business with suppliers in the Far East

According to the amendment to the agreement with the banks the Company must meet new financial covenants agreed with the banks. The Company's management estimates, as of the date of the report, that the Company will meet the financial covenants in the coming year, although there is no certainty that it will meet the financial covenants as meeting them relates to events that will occur in the future.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation of the financial statements

The Company's financial statements have been prepared on a historical cost basis, except for derivatives, financial assets available for sale measured according to their fair value, and except for liabilities for employee benefits. The Company chose to present the statement of income by using the "function of expense" method.

Basis of preparation of the financial statements

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB. These Standards comprise:

1.	International Financial Reporting Standards (IFRS).
2.	International Accounting Standards (IAS).
3.	Interpretations issued by the IFRS Interpretations Committee (IFRIC) and by the Standing Interpretations Committee (SIC).

Consistent accounting policies

The accounting policies adopted in the financial statements are consistent with those of all periods presented, except as described below.

Changes in accounting policies in view of the adoption of new standards:

IFRS 3 (Revised) - Business Combinations and IAS 27 (Revised) - Consolidated and Separate Financial Statements

According to the new Standards:

-
The definition of a business was broadened so that it contains also activities and assets that are not managed as a business as long as the market  participant is capable of operating them as a business.

-
For every business combination, the following can be chosen separately: whether to measure the rights which do not give control, and as a result, the goodwill, on the basis of the full fair value or according to the proportional share purchased of the fair value of the identified assets, net, on the acquisition date.

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

-
Contingent consideration in business combinations is measured at fair value and changes in the fair value of the contingent consideration, which do not comprise adjustments to the acquisition cost in the measurement period, are not recognized as goodwill adjustments. If the contingent consideration is classified as a financial derivative to which IAS 39 relates, it will be measured at fair value through the statement of income.

IFRS 3 (Revised) - Business Combinations and IAS 27 (Revised) - Consolidated and Separate Financial Statements (Cont.)

-
Direct acquisition costs attributed to a business combination transaction are recognized in the statement of income as incurred and not as part of the cost of the acquisition. (Excluding direct costs of raising capital or debt handled in accordance with IAS 32 or IAS 39, respectively).

-
Subsequent measurement of a deferred tax asset for acquired temporary differences and which did not meet the recognition criteria on the acquisition date will be recorded to the statement of income and not as an adjustment to goodwill.

-
A subsidiary's losses, even if resulting in a capital deficiency in a subsidiary, will be allocated between the parent company and non-controlling interests, even if the non-controlling interests have not guarantee or have no contractual obligation to support the subsidiary or to invest further amounts.

-
A transaction with the non-controlling interests - whether a sale or a purchase that does not result in control - is handled as a capital transaction. Therefore, the acquisition of non-controlling interests by the Group is recognized as an increase or decrease in equity (capital reserve for transactions with non-controlling interests) and calculated as the difference between the proceeds paid by the Group and the proportionate amount of the non-controlling interests acquired and derecognized on the acquisition date. Disposal of a holding in a subsidiary without losing control is recognized as an increase or decrease in equity (capital reserve for transactions with non-controlling interests), being the amount of the difference between the proceeds received by the Group and the carrying amount of the non-controlling interests in the subsidiary, which were added to the Company's equity (if the non-controlling interests included part of other comprehensive income, the Company reclassifies the accumulated amounts accrued recognized in other comprehensive income between the Company's owners and the non-controlling interests).

-
On the acquisition date, a reclassification and redesignation of assets and liabilities is made in accordance with the contractual terms, the economic circumstances and any other relevant conditions existing on the acquisition, excluding leasing and insurance contracts.

-
In a business combination achieved in stages, the capital rights in the purchased entity held by the purchasers prior to achieving control, are measured at fair value on the acquisition date and included in the proceeds of the acquisition, while recognizing a profit or loss when measurement its fair value, including realizing amounts recorded as other comprehensive income. On the date of losing control in the subsidiary, the balance of holding – if any – is revalued at fair value against the statement of income from realization, and this fair value is the basis of costs for the purpose of later handling.

-
Cash flows for transactions with non-controlling interests (without change in status) are classified in the statement of cash flows, as cash flows from financing activities (and can no longer be classified as cash flows from investing activities).

The Standards are applied prospectively as from January 1, 2010.

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

These amendments does not have a significant effect on the financial statements for business combinations and transactions with non-controlling interests carried out prior to January 1, 2010.

IFRS 5 – Non current assets held for sale and discontinued operations

a)
According to amendment to IFRS 5, when the parent company decides to realize part of its holdings in a subsidiary, so that after the sale the parent company retains a non-controlling interest, such as rights that embody a significant effect, all the assets and liabilities relating to the subsidiary will be classified as held for sale if the relevant directives of IFRS are met, including presentation as discontinued operations.

b)
An additional amendment clarifies which are the disclosures required regarding non current assets (or disposal groups) classified as held for sale or as discontinued operations. In accordance with the amendment, only the disclosures required pursuant to IFRS 5 are to be provided. The disclosure requirements appearing in other IFRS Standards will apply to these assets only if they relate specifically to those non current assets or to those disposal groups.

The amendment is implemented prospectively as from January 1, 2010.

IAS 7 – Statement of cash flows

The amendment to IAS 7 stipulates that only cash flows which result in the recognition of assets can be classified as cash flows from investing activities. The amendment is applied retrospectively as from January 1, 2010. The amendment did not have a significant effect on the financial statements.

IAS 36 – Impairment of assets

The amendment to IAS 36 clarifies the required accounting unit to which goodwill will be allocated so as to examine any impairment of goodwill. According to the amendment, the highest possible level for allocating goodwill recognized in a business combination is an operating segment as defined in IFRS 8 – "Operating segments", before aggregation for reporting purposes.

The amendment is applied prospectively as from January 1, 2010.

The amendment does not have a significant effect on the financial statements.

b.	The main considerations, estimates and assumptions used in the preparation of the financial statements:

Estimates and assumptions

Preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. The basis of the estimates and assumptions is reviewed regularly. The changes in accounting estimates are reported in the period in which the change occurs.

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following are the key assumptions made in the financial statements concerning uncertainties on the balance sheet date, and the critical estimates computed by the Group that may cause a material adjustment to the carrying amounts of assets and liabilities within the next financial year:

-	Legal claims

When estimating the provision for legal claims filed against the Company and its subsidiaries, the Company has relied on the opinion of its legal advisors. The opinion of the Company’s legal advisors is based on their professional judgment, taking into account the stage of proceedings and experience with respect to that claim. Since the outcome of any legal claims will generally be determined in the court, actual results could differ from these estimates.

-	Deferred tax assets

Deferred tax assets are recognized for carry forward tax losses and deductible temporary differences to the extent that it is probable that taxable income will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. For further information, see Note 16.

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

-	Allowance for doubtful debts

The Company’s management regularly reviews trade receivables and assesses their collectability.  Accordingly, the Company makes a provision for trade receivables whose collection is in doubt.

-	Slow-moving inventory

The Company reviews in each period the state and age of inventories and records a provision for slow-moving inventories accordingly. In assessing whether the inventory is obsolete or slow moving, the Company relies on technical data and on assumptions with regard to anticipated order backlog - see Note 6.

-	Fair value of financial instruments not traded in an active market

The fair value of financial instruments not traded in an active market is determined by an external expert while using the most reliable assumptions and estimates at his disposal. These securities are classified to Level 3 in the hierarchy of fair value rating in accordance with IFRS 7.

-	Provision for impairment of property, plant and equipment

The provision for impairment of property, plant and equipment is recorded if the recoverable amount is less than the asset’s carrying amount. The recoverable amount is the higher of its fair value less selling costs, and value of use based on discounted cash flows. A provision for an impairment of fixed assets is determined for every cash-generating unit separately. The Company has five cash generating units, as detailed in Note 7b below. In order to determine the recoverable amount of its fixed assets, the Company has engaged a qualified independent valuator.

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

-	Evaluating the fair value of share-based payment transactions

The fair value of share-based payment transactions is determined using the black scholes valuation model. The assumptions of the model include the share price, its exercise price, expected volatility, expected lifespan, expected dividends, and the risk free interest rate.

c.	Consolidated financial statements:

The consolidated financial statements include the financial statements of companies that are controlled by the Company (wholly-owned subsidiaries: Hi-Tex founded by Tefron, Ltd. (hereinafter: "Hi-Tex"), Macro Clothing Ltd. (hereinafter: "Macro"), Tefron USA Inc. (hereinafter: "Tefron USA"), Tefron UK Ltd. (hereinafter: "Tefron UK") and El-Masira Textile Co. (hereinafter: "El-Masira")). Control exists when the Company has the power, directly or indirectly, to direct the financial and operating policies of a controlled company. The effects of potential voting rights that are exercisable on the balance sheet date are considered when assessing whether an entity has control. The consolidation of the financial statements commences on the date on which control is obtained and ends when such control ceases.

All intercompany balances, transactions and gains and losses resulting from intercompany transactions are eliminated in full in the consolidated financial statements.

The financial statements of the Company and its subsidiaries are prepared for identical dates and periods. The accounting policies in the financial statements of those subsidiaries are implemented uniformly and consistently with those implemented in the Company’s financial statements.

d.	Functional and foreign currency

1. Functional and presentation currencies

The presentation currency of the financial statements is the US dollar.

The functional currency is the currency that best reflects the economic environment in which the Company operates and conducts its transactions. Each entity in the Group determines its functional currency which is used to measure its financial position and operating results. The functional currency of the Company is the US dollar.

2. Foreign currency transactions

Transactions denominated in a foreign currency (i.e., a currency other than the functional currency) are recorded initially at the exchange rate on the date of the transaction. After initial recognition, monetary assets and liabilities are translated on each balance sheet date into the functional currency, at the exchange rate on that date. Exchange rate differences are recognized in the statement of income. Non-monetary assets and liabilities denominated in foreign currency are presented at fair value and retranslated to the functional currency, in accordance with the rates of exchange on the date on which the fair value is determined.

e.	Allowance for doubtful debts

The allowance for doubtful accounts is determined in respect of specific trade receivables whose collection, in the opinion of the Company's management, is doubtful. Impaired trade receivables are withdrawn when they are assessed as uncollectible.

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Inventories

Inventories are measured at the lower of cost or net realizable value. The cost of inventories comprises costs of purchase and costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling costs.

The cost of inventories is determined as follows:

Raw materials	-	Based on cost.

Work in progress	-	Based on cost including material, labor and other direct and indirect manufacturing costs.

Finished goods	-	Based on cost including materials, labor and other direct and indirect manufacturing costs.

The Company periodically evaluates the condition and age of inventories and records a provision for slow-moving inventories accordingly.

g.	Financial instruments

Financial assets:

Financial assets within the scope of IAS 39 are initially recognized at fair value plus directly attributable transaction costs, except for investments at fair value through the profit or loss,, in which case transaction costs are expensed as incurred.

After initial recognition, the accounting treatment of investments in financial assets is based on their classification to one of the following four groups:

•	Financial assets at fair value through the profit or loss.
•	Investments held-to-maturity.
•	Loans and receivables.
•	Available for sale financial assets.

The Company has classified its financial assets as follows:

1.	Financial assets available for sale

Available for sale financial assets are financial assets (non-derivative) that are designated as available for sale or are not classified in any of the three preceding categories. After initial recognition, available for sale financial assets are measured at fair value. Gains or losses from fair value adjustments, except exchange differences that relate to monetary debt instruments that are carried to the statement of income in financial expenses or income, are recognized directly to equity to capital reserve for available for sale financial assets. When the investment is disposed of or in case of impairment, the accumulated gain or loss is recognized to the statement of income. Interest income on investments in debt instruments is recognized in the statement of income using the effective interest method.

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 NOTE 2:        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Fair Value

The fair value of investments that are traded in an active market is determined by reference to the market prices on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument which is substantially the same; discounted cash flow or other valuation models. The valuator, in his work, took into consideration interest and credit components that are derived from the risk.

3.	Loans and receivables

The Group has loans and receivables which are not financial assets (which are not derivates) with fixed payments or payments which can be determined and which are not traded in an active market. After initial recognition, the loans are presented at amortized cost. Short-term credits (such as credit to customers and other receivables) are presented according to their terms, generally at their nominal value. Profits and losses are recognized in the statement of income when the loans and receivables are withdrawn or if any impairment is recognized for them, as well as the result of systematic amortization.

Financial liabilities

Financial liabilities measured at amortized cost:

Interest-bearing loans and credit are initially recognized at fair value less directly attributable transaction costs. After initial recognition, loans and credit are measured at amortized cost. Gains and losses are recognized to the statement of income when the loan is withdrawn.

Treasury shares

Company shares held by the Company’s subsidiary are presented at cost and deducted from shareholders’ equity. Gains or losses from the purchase, sale, issue or cancellation of treasury shares are carried to shareholders' equity.

Derecognition of financial assets

A financial asset is derecognized when the contractual rights to the cash flows from the financial asset expire or the Company has transferred its contractual rights to receive cash flows from the financial asset or assumes an obligation to pay the received cash flows in full without significant delay to a third party and in fact  has transferred substantially all the risks and rewards of the asset, or has neither transferred nor retained substantially with all the risks and rewards of the asset, but has transferred control of the asset.

A factoring transaction and credit vouchers of customers are handled as a derecognized when the above conditions are met.

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

When the Company transfers its rights to receive cash flows from an asset and did not transfer and had not really maintain the risks and benefits connected with the asset, and did not even transfer control of the asset, this is recognized as a new asset according to the extent of the Company's continuing involvement in the asset. Continuing involvement by way of a guarantee for the transferred asset is measured at the lower of the written balance in the financial statements of the assets, and the maximum amount of the consideration that the Company is likely to be required to pay in return.

Derecognition of financial liability

A financial liability is derecognized when it is extinguished, i.e. when the obligation is discharged, cancelled or expires. A financial liability is extinguished when the debtor (the Group):

•	Discharge the liability by paying in cash, other financial assets, goods or services; or
•	Is legally released from the liability.

Where an existing financial liability is replaced by another liability from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is accounted for as an extinguishment of the original liability and the recognition of a new liability. The difference between the carrying amounts of the above liabilities is recognized in the statement of income. If the exchange or modification is immaterial, it is accounted for as a change in the terms of the original liability and no gain or loss is recognized from the exchange.

Impairment of financial assets:

On each balance sheet date, the Group assesses whether there is any objective evidence that the following financial asset or group of financial assets is impaired.

Financial assets available for sale

For debt instruments classified as available for sale financial assets, objective evidence of impairment may arise as a result of one or more events that have a negative impact on the estimated future cash flows of the asset since the recognition of the asset. Evidence of impairment may include indications that the debtor is experiencing financial difficulties, including liquidity difficulty and default in interest or principal payments. Where there is evidence of impairment, the cumulative loss carried to equity, is measured as the difference between the acquisition cost (less amortizations using the effective interest method and previous impairment losses) and the fair value is removed from equity and recognized as an impairment loss in the statement of income. In subsequent periods, the amount of the impairment loss is reversed if the increase in fair value can be related objectively to an event occurring after the impairment was recognized. Such a reversal amount is credited to the statement of income up to the amount of the loss recognized.

h.	Leases:

The tests for classifying leases as financial or operating leases depend on the substance of the agreements and are made at the inception of the lease in accordance with the principles below as set out in IAS 17:

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Group as a lessee:

Operating leases:

The Group has lease agreements in which not all the risks and benefits inherent in the ownership of the leased asset are substantially transferred, and therefore they are classified as operative leasing. The lease fees are recognized as an expense in the statement of income on a straight line basis over the lease term.

The Group as Lessor:

Operating leases:

Lease agreements where the Group does not actually transfer substantially all the risks and benefits incidental to ownership of the leased asset are classified as operating leases. Rental income is recognized in the statement of income on a straight-line basis over the lease term.

i.	Business combinations and goodwill

Business combinations are accounted for by applying the acquisition method. Under this method, assets and liabilities of the acquired company are identified at their fair value on the acquisition date. The cost of acquisition is the aggregate fair value on the acquisition date of the assets granted, the liabilities assumed on and the equity rights issued by the acquirer. For business combination which occurred from January 1, 2010, the direct costs connected with the acquisition are immediately recorded as an expense in the statement of income, excluding costs of raising funds handled in accordance with IAS 32. For business combinations which occurred up to December 31, 2009, these costs are recognized as part of the acquisition cost.

On the acquisition date, a reclassification and re-designation of assets and liabilities are made according to the contractual terms, the economic circumstances and other relevant conditions existing on the acquisition date, except for leasing contracts that have not been modified on the acquisition date and, therefore, their classification as financial leasing or operative leasing are not reexamined.

Goodwill is first measured at cost, which represents the excess consideration of the acquisition and the non-controlling interests (if such exist) over the identifiable assets acquired, and the liabilities assumed on as measured on the acquisition date. If the excess is negative, then the difference is recorded as a gain from a bargain price acquisition and is recorded in the statement of income on the acquisition date.

After the initial recognition, goodwill is measured at cost less the accumulated loss from the impairment, should there be any. Goodwill is not systematically amortized.

Up to December 31, 2009, contingent consideration was recognized if and only if the Company had a present obligation, the economic outflow as more likely than not, and the amount could be reliably estimated.  Following adjustments relating to estimating the amount of contingent consideration were recognized against goodwill created in the acquisition until it reaches zero, and the balance was recorded to the statement of income.

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Property, plant and equipment

Items of property, plant and equipment are measured at cost plus direct acquisition costs less any accumulated depreciation, less accumulated impairment losses and less related investment grants and excluding day-to-day servicing expenses. Cost includes spare parts and auxiliary equipment that can be used only in connection with the machinery and equipment.

Deprecation is calculated at equal annual rates based on the straight line method over the useful life of the asset, as follows:

	%	% mainly

Buildings	2	2
Machinery and equipment	7	7
Motor vehicles	15	15
Office furniture and equipment	6-25	Furniture – 6, computers - 25
Leasehold improvements	See below

Leasehold improvements are depreciated using the straight line method over the lease period (including any optional extension term available to the Company which it intends to exercise), or over the expected useful life of the assets, whichever is shorter.

The useful life, depreciation method and residual value of an asset are reviewed at least each year end and the changes are accounted for as a prospective change in accounting estimate. As for testing the impairment of fixed assets, see l below. Depreciation ceases at the earlier of the date the asset is classified as held for sale and the date the asset is derecognized.

An asset is derecognized on disposal or when no further economic benefits are expected from its use. The gain or loss arising from the withdrawal of the asset (determined as the difference between the net disposal proceeds and the carrying amount in the financial statements) is included in the statement of income when the asset is derecognized. See note 7.

k.	Intangible assets

Separately acquired intangible assets are measured on initial recognition at cost including direct costs attributable to the acquisition. Intangible assets acquired in a business combination are included at the fair value at the acquisition date. After initial recognition, intangible assets are carried at their cost less any accumulated amortization and any accumulated impairment losses.

According to management's assessment, intangible assets have a finite useful life. The assets are amortized over their useful life and reviewed for impairment whenever there is an indication that the asset may be impaired. The period of amortization and method of amortization of an intangible asset with a useful lifespan is defined and examined at least at the end of each year. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for as prospective changes in accounting estimates. The amortization charge on intangible assets with finite useful lives is recognized in the statements of income.

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The useful life of intangible assets is as follows:

Years
Computer software	4
Customer relations (*)	8
Brand license	2.75
Order backlog	Period of delivery orders

Gains or losses arising from the derecognition of an intangible asset are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recorded to the statement of income.

(*)
In accordance with Accounting Standard IAS 38 and IFRS 3R, customer relationships are part of intangible assets due to the fact that they arise from contractual legal rights and maintain the principle of identification. Amortization of customer relationships is recognized in accordance with the accelerated method.

Software:

The Group's assets include computer systems comprising hardware and software. Software forming an integral part of the hardware to the extent that the hardware cannot function without the programs installed in it, is classified as fixed assets. In contrast, software that adds functionality to the hardware is classified as an intangible asset.

l.	Impairment of non-financial assets

The Company has intangible assets which are allocated to the following five cash generating units: Cut & Sew – including the design, production and marketing of intimate apparel and sportswear by the Cut & Sew method; Seamless – including the design, production and marketing of intimate apparel, and sportswear by the seamless method; Macro – including production in the Far East by sub-contractors. Swimwear is mainly sold in the U.S. and Europe; building in the U.S. – the Company has cash flows from rent in an office building in the U.S. Thus building creates independent cash flows; knitting machines leased in the U.S. - the Company has cash flows of revenues from leasing knitting machines in operative leasing.

The Company evaluates the need to record an impairment of non-financial assets (except of inventories and deferred taxes, see note 2) whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds its recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of the selling price, less costs to sell, and the value in use. In measuring value in use, the expected cash flows are discounted using a pre-tax discount rate, which reflects the specific risks of the asset. For an asset that does not create independent cash flows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses are recorded to the statement of income in accordance with the nature of the item whose value declines.

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss is limited to the lower of the amount of impairment recognized in prior periods (less depreciation or amortization) and its recoverable amount. A reversal of that impairment loss is recognized in the statement of income in the same section in which the impairment was recorded. See note 7.

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following criteria are applied in assessing impairment of the goodwill:

Goodwill:

The Company reviews goodwill for impairment once a year on December 31 or more frequently if events or changes in circumstances indicate that there is impairment.

Impairment is recognized for goodwill by comparing the recoverable amount of the cash-generating unit(s) to the carrying amount of the cash generating unit(s) to which the goodwill belongs, including goodwill. When the recoverable amount of the cash-generating unit (or a group of cash-generating units) is lower than the carrying amount of the cash-generating unit (or a group of cash-generating units), to which the goodwill was allocated, it is recognized as a loss from an impairment and attributed to reduce the carrying amount first of the goodwill. Losses recognized for goodwill cannot be reversed in subsequent periods.

In order to test impairment, goodwill acquired in a business combination is allocated, on the acquisition date, to each of the Group’s cash generating units that is expected to benefit from the synergies of the combination.

m.	Government grants

Government grants from the Office of the Chief Scientist in Israel for supporting research and development activities do not include the payment of royalties to the State, and therefore are reduced from the cost of sales. The grants are recognized when there is reasonable assurance that the grant will be received and the Company will meet with all the relevant conditions. The Company’s government grants relating to assets such as fixed assets and have been recorded as a reduction in the carrying amount of the fixed asset.

n.	Taxes on income

Taxes on income in the statement of income comprise current and deferred taxes. The tax results in respect of current or deferred taxes are recorded in the statement of income except to the extent that the tax arises from items which are recognized directly in equity. In such cases, the tax effect is also recorded to the relevant item in equity.

Deferred taxes:

Deferred income taxes are provided using the liability method on temporary differences between the carrying amounts of assets and liabilities in the financial statements and their tax basis, except for a limited number of exceptions. Deferred taxes related to items recorded directly to equity are also recorded to the relative item in equity.

Deferred tax balances are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. The amount for deferred taxes in the statement of income represents the changes in said balances during the reporting period, excluding changes attributable to items recorded directly in equity.

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Deferred tax assets are reviewed on each balance sheet date and reduced to the extent that it is not probable that they will be realized. Simultaneously, temporary differences (such as carry forward tax losses) for which deferred tax assets have not been recognized are reassessed and deferred tax assets are recognized to the extent that their recoverability has become probable. Any resulting reduction or reversal is recognized in the taxes on income line item.

Taxes that would apply in the event of the sale of investments in subsidiaries have not been taken into account in recognizing the deferred taxes, as long as it is probable that the sale of the investments in subsidiaries is not expected in the foreseeable future. Equally, deferred taxes that would apply in the event of distribution of earnings by investee companies as dividends have not been taken into account in computing the deferred taxes, since the distribution of dividends does not involve an additional tax liability or since it is the Company's policy not to initiate distribution of dividends that triggers an additional tax liability.

Deferred tax assets and deferred tax liabilities are presented in the balance sheet as non-current assets and non-current liabilities, respectively. Deferred taxes are offset if there is a legally enforceable right to set off a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same tax authority.

o.	Share-based payment transactions

The Company's employees, directors and service suppliers are entitled to remuneration in the form of share-based payment as consideration for equity instruments ("equity-settled transactions").

Equity-settled transactions

The cost of equity-settled transactions with employees and directors is measured at the fair value of the equity instruments granted on the grant date. The fair value is determined using a standard pricing model, see Note 19.

The cost of equity settled transactions is recognized in the statement of income, together with a corresponding increase in equity, during the period which the performance and service conditions are satisfied, and end on the date on which the relevant employees and directors become fully entitled to the award ("the vesting period"). The cumulative expense recognized for equity settled transactions on each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the statement of income represents the movement in cumulative expense recognized at the beginning and end of that reported period.

No expense is recognized for benefits that do not ultimately vest.

When the Company modifies the conditions on which equity-instruments were granted, the minimum expense recognized is the expense as if the conditions had not been modified. An incremental expense is recognized for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee on the modification date.

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Pensions and other post employee benefits

The Group has several employee benefit plans:

1.	Short-term employee benefits:

Short-term employee benefits include salaries, paid sick leave, vacation pay and social security contributions and are recognized as expenses as the services are rendered.

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

The Group also operates a defined benefit plan in respect of severance pay pursuant to the Israeli Severance Pay Law. According to the Law, employees are entitled to severance pay upon dismissal or retirement. The cost of providing benefits under this plan is determined using the actuarial value of the projected unit entitlement method. The actuarial calculation takes into account future salary increases and rates of employee turnover based on the estimated timing of payment. The amounts are presented based on discounted expected future cash flows using a discount rate on Government bonds with maturity dates that are close to the liability period of the severance pay.

The Company makes current deposits in respect of its liabilities to pay severance pay to certain of its employees in pension funds and insurance companies ("the plan’s assets").

The plan’s assets comprise assets held in eligible insurance policies. The plan’s assets are not available to the Group's own creditors and can not be returned directly to the Group.

Actuarial gains and losses are recorded as other comprehensive income (loss) in the period in which they occur.

The liability for employee benefits presented in the balance sheet represents the present value of the defined benefit obligation less the fair value of the plan’s assets.

q.	Revenue recognition

Revenues are recognized in the statements of income when the amount of revenues can be reliably measured, it is probable that the economic benefits associated with the transaction will flow to the Company and the costs incurred or to be incurred can be reliably measured. Revenues are measured at the fair value of the consideration received excluding any fines or volume rebates.

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following specific recognition criteria must also be met before revenue is recognized:

Revenues from the sale of goods

Revenues from the sale of goods are recognized when all the significant risks and rewards of ownership of the goods have passed to the buyer and the seller no longer retains managerial involvement. The delivery date is usually the date on which ownership passes.

r.	Cost of sales

Cost of sales includes expenses for storage and transportation of inventories to the end point of sale. Cost of sales also includes losses from impairment of inventories and provisions for slow-moving inventories.

s.	Operating segments

According to IFRS 8, the Company adopted the "management approach" in reporting on the financial performance of the operating segments.

An operating segment is defined as a component of an entity when:

1.
It is engaged in business activities from which are likely to generate revenues and expenses are likely to accrue (including revenues and expenses relating to transactions with other component of that entity);

2.
Whose operating results are regularly reviewed by the Group's chief operating decision maker of the entity (CODM) – CEO of the Company), in order to make decisions about resources to be allocated to a segment and in order to assess its performance; and

3.	There is separate financial information available.

The CODM's decision on the allocation of resources and the financial information reviewed by him are on the basis of two operating segments of the Company: Seamless and Cut & Sew, as detailed in Note 22 below and not beyond that. Furthermore, the Company did not identity other operating segments.

t.	Earnings (losses) per share

Earnings (losses) per share are calculated by dividing the net income (losses) attributable to equity holders of the parent by the weighted average number of ordinary shares outstanding during the period. Basic earnings (losses) per share only include shares that were actually outstanding during the period. Potential ordinary shares (employee options) are included in the computation of diluted earnings (loss) per share only when their conversion decreases earnings per share or increases loss per share. Furthermore, potential ordinary shares that are converted during the period are included in diluted earnings (losses) per share only until the conversion date and from that date in basic earnings (losses) per share.

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Provisions

A provision in accordance with IAS 37 is recognized when the Group has a present legal obligation or a constructive obligation as a result of a past event and it is probable that economic resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect is material, the provisions are measured according to the estimated future cash flows discounted using a pre-tax interest rate that reflects the market assessments of the time value of money and, where appropriate, those risks specific to the liability.

v.	Asset held for sale

A non-current asset or a group of assets are classified as held for sale if their carrying amount will be recovered mainly through a sale transaction rather than through continuing use. This is the case when the asset is available for immediate sale in its present condition, the Company is committed to sell, there is a plan to locate a buyer and it is highly probable that it will be completed within a year from the date of the classification (correct as of the balance sheet date, these conditions must exist). These assets cease to be depreciated from the date of their initial classification as held for sale and are presented separately as current assets in the consolidated balance sheet, at the lower of their carrying value and fair value less costs to sell. When the carrying amount is higher than the fair value less costs to sell, the loss from the impairment relating to the asset (or the group of assets) is recognized up to the amount of the difference. Concurrently, the liabilities relating to these items are presented separately in the consolidated balance sheet in a similar way. For additional information see Note 7c.

w.	Disclosure to new IFRS during the period prior to their implementation

IFRS 7 – Financial Instruments: Disclosure

The amendments to IFRS 7 deal with the following issues:

1.
Clarification of the Standard's disclosure requirements. In this context, emphasis is placed on the interaction between the quantitative disclosures and the qualitative disclosures about the nature and extent of risks arising from financial instruments. The Standard also reduces the disclosure requirements for collateral held by the Company and revises the disclosure requirements for credit risk. The amendment should be applied retrospectively commencing from the financial statements for periods beginning on January 1, 2011. Earlier application is permitted.

2.
New disclosure requirements about transferred financial assets including disclosures regarding unusual transfer activity near the end of a reporting period. The objective of the amendment is to assist users of financial statements to assess the risks to which the Company may remain exposed from transfers of financial assets and the effect of these risks on the Company's financial position. The amendment is designed to enhance the reporting transparency of transactions involving asset transfers, specifically securitization of financial assets. The amendment should be applied prospectively commencing from the financial statements for periods beginning on January 1, 2012. Earlier application is permitted. The relevant disclosures will be included in the Company's financial statements.

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

IFRS 9 - Financial Instruments:

1.
In November 2009, the IASB issued IFRS 9, "Financial Instruments", the first part of Phase 1 of a project to replace IAS 39, "Financial Instruments: Recognition and Measurement". IFRS 9 focuses mainly on the classification and measurement of financial assets and it applies to all financial assets within the scope of IAS 39.

According to IFRS 9, all financial assets (including hybrid contracts with financial asset hosts) should be measured at fair value upon initial recognition. In subsequent periods, debt instruments should be measured at amortized cost if both of the following conditions are met:

-	the asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows.

-	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Notwithstanding the aforesaid, upon initial recognition, the Company may designate a debt instrument that meets both of the abovementioned conditions as measured at fair value through profit or loss if this designation eliminates or significantly reduces a measurement or recognition inconsistency ("accounting mismatch") that would have otherwise arisen.

Subsequent measurement of all other debt instruments and financial assets should be at fair value.

Financial assets that are equity instruments should be measured in subsequent periods at fair value and the changes recognized in profit or loss or in other comprehensive income, in accordance with the election by the Company on an instrument-by-instrument basis (amounts recognized in other comprehensive income cannot be subsequently transferred to profit or loss). Nevertheless, if equity instruments are held for trading, they should be measured at fair value through profit or loss. This election is final and irrevocable. When an entity changes its business model for managing financial assets it shall reclassify all affected financial assets. In all other circumstances, reclassification of financial instruments is not permitted.

The Standard is effective commencing from January 1, 2013. Earlier application is permitted. Upon initial application, the Standard should be applied retrospectively, except as specified in the Standard.

2.
In October 2010, the IASB issued certain amendments to IFRS 9 regarding derecognition and financial liabilities. According to those amendments, the provisions of IAS 39 will continue to apply to derecognition and to financial liabilities for which the fair value option has not been elected (designated as measured at fair value through profit or loss); that is, the classification and measurement provisions of IAS 39 will continue to apply to financial liabilities held for trading and financial liabilities measured at amortized cost.

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The changes arising from these amendments affect the measurement of a liability for which the fair value option has been chosen. Pursuant to the amendments, the amount of the adjustment to the liability's fair value that is attributable to changes in credit risk should be presented in other comprehensive income. All other fair value adjustments should be presented in profit or loss. If presenting the fair value adjustment of the liability arising from changes in credit risk in other comprehensive income creates an accounting mismatch in profit or loss, then that adjustment should also be presented in profit or loss rather than in other comprehensive income.

Furthermore, according to the amendments, derivative liabilities in respect of certain unquoted equity instruments can no longer be measured at cost but rather only at fair value.

The amendments are effective commencing from January 1, 2013. Earlier application is permitted provided that the Company also adopts the provisions of IFRS 9 regarding the classification and measurement of financial assets (the first part of Phase 1). Upon initial application, the amendments should be applied retrospectively, except as specified in the amendments.

The Company believes that the amendments are not expected to have a material effect on the financial statements.

IAS 24 – Related Party Disclosures

The amendment to IAS 24 clarifies the definition of a related party in order to simplify the identification of such relationships and to eliminate inconsistencies in its application. In addition, Government-related companies are provided a partial exemption of disclosure requirements for transactions with the Government and other Government-related companies. The amendment should be applied retrospectively commencing from the financial statements for annual periods beginning on January 1, 2011. Earlier application is permitted.

The relevant disclosures will be included in the Company's financial statements.

IAS 32 - Financial Instruments: Presentation - Classification of a Rights offering:

The amendment to IAS 32 provides that rights, options or warrants to acquire a fixed number of the Company's equity instruments for a fixed amount of any currency are classified as equity instruments if the Company offers the rights, options or warrants pro rata to all of its existing owners of the same class of its non-derivative equity instruments.

The amendment should be applied retrospectively commencing from the financial statements for annual periods beginning on January 1, 2011. Earlier application is permitted.

The Company believes that the amendment is not expected to have a material effect on the financial statements.

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	BUSINESS COMBINATIONS

(a)	Acquisition of Intimes Nouvelle Seamless operations:

On December 30, 2010, a transaction was completed in the framework of which, inter alia, the Company acquired the operations of Intimes Nouvelle Seamless Inc. (hereinafter: "Nouvelle"), a Company in the field of women intimate apparel products which are manufactured using the seamless technology, by issuing this against of 600,000 ordinary shares of the Company to Nouvelle of  at a value of $2,216 thousand in a private placement. The value of the considaration was calculated according to the quoted price of the Company's share on the stock exchange on the date of completing the transaction, net of share issuance expenses relating to the above transaction. In addition, the Company realized its right  to purchase inventory from Nouvelle with a value of $1,896 thousand.

In addition, a total amount of $5,813 thousand was invested in the Company by (i) Litef Holdings Inc.; (ii) Mivtach Shamir Holdings Ltd.; (iii) Zilkha Partners, L.P.; (iv) Fima Trust; and (v) Rimon Investment Master Fund L.P. (hereinafter jointly: "the Investors"), and all this against a private placement of 3,368,094 ordinary shares of the Company comprising, immediately after the allotment, 51.5% of the Company's issued capital and voting rights in it (44.4% on a fully diluted basis), and an allotment of 450,000 warrants to Ben and Martin Lieberman which can be exercised into up to 450,000 ordinary shares of the Company.  For further details see Note 18a below.

The goodwill created in the acquisition relates to expected benefits, resulting from the synergy of the Company and of the acquired operation.

Issuance expenses in the amount of $297 thousand, which can be related to equity instruments, are recorded directly to equity and were deducted from the 'additional paid-in capital' line-item. Other direct acquisition costs were recorded as incurred in the consolidated statement of income and classified as general and administrative expenses.

The fair value of the identifiable assets and liabilities of Nouvelle and their balance in the financial statements on the acquisition date are as follows:

Fair value recognized on acquisition
$ in thousands

Inventory	$1,896
Customer relations	1,551
Order backlog	408
License to use the "New Balance brand"	78
Net assets	3,933
Goodwill	49
Total	$3,982

Regarding the period of amortization of the intangible assets see Note 8a below.

(b)	Acquisition of Excelsior Inc. operations

On September 17, 2008, the Company acquired the entire business operations of Excelsior Inc. ("Excelsior"), a private company operating in the USA that specializes in the design and distribution of swimwear in the USA. The transaction was accounted for as a business combination under IFRS 3.

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	BUSINESS COMBINATIONS (Cont.)

The total cost of this business combination amounted to $1,314 thousand, which included a cash payment of $300 thousand and a contingent consideration payable of $1,014 thousand. The contingent consideration payable is an estimate of 10% of future sales of Excelsior in each of the two years following the acquisition.

The Company has allocated the acquisition cost to the fair value of assets acquired and liabilities assumed. Any changes in the contingent consideration payable will be recorded as an adjustment to goodwill.

The financial statements include the operating results of Excelsior from the date of acquisition.

On November 23, 2009, the subsidiary and Excelsior signed an amendment to the selling agreement according to which, the period for royalty payments will be due immediately upon transfer of a final commission to excelsior in the amount of $200 thousand. On that date, the contingent consideration was extinguished against the zeroing of goodwill balance and the remainder was cancelled against a decrease in selling and marketing expenses.

The fair value of the assets acquired and liabilities assume of Excelsior as of the date of acquisition is as follows:

	Fair value	Balance in the financial statements
	$ in thousands

Customer relations	$1,029	$931
Order backlog	264	176
Deferred taxes liabilities	(323)	(277)

Net assets	970	$830
Goodwill	344
Total	$1,314

Acquisition cost:
$ in thousands

Cash paid	$300
Creditors for the acquisition	1,014
Total	$1,314

Cash outflow/inflow on the acquisition

Cash and cash equivalents in the acquired company on the acquisition date	$-
Cash paid	300
Net cash flow	$300

The goodwill created on the acquisition is allocated to the forecasted benefits derived from the synergy of activities combining of the Company and the purchased company. See above goodwill update against contingent consideration.

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:-	TRADE RECEIVABLES

	As of December 31,
	2010	2009
	$ in thousands

Open receivables (1)	$8,554	$14,523
Checks for collection	785	74

	$9,339	$14,597

(1) After deduction of provision for doubtful debts	$1,061	$990

Trade receivables whose collection is in doubt are accounted for through recording a provision for doubtful debts.

The movement in the provision for doubtful accounts is as follows:

$ in thousands

Balance as of January 1, 2009	$986
Provision during the year	33
Reversal of collected doubtful accounts	(29)

Balance as of December 31, 2009	990

Provision during the year	87
Reversal of collected doubtful accounts	(16)

Balance as of December 31, 2010	$1,061

On December 31, 2009, the aging analysis of the trade receivables is as follows:

	Customer whose debts has not yet fallen due (not in arrears)	Past due trade receivables of
		Under 30 days	30 – 60 days	60 – 90 days	90 – 120 days	Over 120 days	Total
	$ in thousands

December 31, 2010	$8,152	1,065	105	-	-	17	$9,339

December 31, 2009	$14,199	101	259	-	-	38	$14,597

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-	OTHER RECEIVABLES

	As of December 31,
	2010	2009
	$ in thousands

Prepaid expenses	$265	$358
Advances to suppliers	152	995
Government authorities	990	1,063
Accrued income	140	123
Derivatives	-	195
Other receivables	331	158

	$1,878	$2,892

NOTE 6:-	INVENTORIES

	As of December 31,
	2010	2009
	$ in thousands

Raw Materials	$5,473	$7,148
Work in process	5,917	7,650
Finished goods	5,274	4,980

	$16,664	$19,778

* Inventories write-off recorded in cost of sale aggregated $3,065 thousand in 2010 (2009 - $2,808 thousand, 2008 – $4,523 thousand).

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:        PROPERTY, PLANT AND EQUIPMENT

a. Composition and movement: 2010

	Land and buildings	Machinery and equipment	Motor vehicles	Office furniture and equipment	Leasehold improvements	Total
	$ in thousands

Cost
Balance as of January 1, 2010	$3,855	$145,021	$422	$6,180	$11,960	$167,438
Additions during the year	-	8	-	15	88	111
Classified to assets held for sale	-	(10,784)	-	-	-	(10,784)
Disposals during the year (through sale)	-	(1,779)	-	(3)	-	(1,782)
Balance as of December 31, 2010	$3,855	$132,466	$422	$6,192	$12,048	$154,983

Accumulated depreciation
Balance as of January 1, 2010	$913	$99,929	$418	$4,700	$3,358	109,318
Additions during the year	85	7,941	1	237	1,068	9,332
Classified to assets held for sale	-	(7,430)	-	-	-	(7,430)
Disposals during the year (through sale)	-	(1,271)	-	(1)	-	(1,272)
Balance as of December 31, 2010	$998	99,169	$419	$4,936	$4,426	$109,948

Impairment
Balance as of January 1, 2010	$510	$330	-	$360	-	$1,200
Impairment of property, plant and equipment, net	-	6,129	-	-	204	6,333
Classified to assets held for sale	-	(1,266)	-	-	-	(1,266)
Amortization during the year	(10)	(99)	-	(59)	-	(168)
Balance as of December 31, 2010	$500	$5,094	-	$301	$204	$6,099

Net book value as of December 31, 2010	$2,357	$28,203	$3	$955	$7,418	$38,936

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:-	PROPERTY, PLANT AND EQUIPMENT (Cont.)

a. Composition and movement (Cont.) 2009

	Land and buildings	Machinery and equipment	Motor vehicles	Office furniture and equipment	Leasehold improvements	Total
	$ in thousands

Cost
Balance as of January 1, 2009	$3,846	$144,866	$422	$8,315	$11,775	$169,224
Additions during the year	9	174	-	95	333	611
Disposals during the year (through sale)	-	(19)	-	-	-	(19)
Disposals (fully depreciated assets)	-	-	-	(2,230)	(148)	(2,378)
Balance as of December 31, 2009	$3,855	$145,021	$422	$6,180	$11,960	$167,438

Accumulated depreciation
Balance as of January 1, 2009	$706	$92,036	$412	$6,544	$3,113	$102,811
Additions during the year	207	7,911	6	386	393	8,903
Disposals during the year (through sale)	-	(18)	-	-	-	(18)
Disposals (fully depreciated assets)	-	-	-	(2,230)	(148)	(2,378)
Balance as of December 31, 2009	$913	$99,929	$418	$4,700	$3,358	$109,318

Impairment
Balance as of January 1, 2009	$445	$1,344	-	$346	-	$2,135
Impairment of property, plant and equipment (Reversal of impairment loss), net	82	(738)	-	63	-	(593)
Reduction during the year	(17)	(276)	-	(49)	-	(342)
Balance as of December 31, 2009	$510	$330	-	$360	-	$1,200

Net book value as of December 31, 2009	$2,432	$44,762	$4	$1,120	$8,602	$56,920

b.	Impairment of property, plant and equipment

 The Company advises that it has the following five cash generating units:

-	Cut and sew (C&S) – Includes design, manufacturing and sale of intimate apparel and active wear using the "cut & sew" method;
-	Seamless – Includes design, manufacturing and sale of intimate apparel and active wear using the "seamless" method;
-	Macro – Includes manufacturing of swimwear in the Far East by sub-contractors. Finished goods are mostly sold in the USA and Europe;
-	Real Estate in the USA – The Company generating cash flow from leasing its head office in the USA. This building generates an independent cash flow on its own; and
-	Machines in the USA (operation lease); the Company generates cash flow from leasing the machines in operational lease.

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:-	PROPERTY, PLANT AND EQUIPMENT (Cont.)

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of the fair value of asset (or cash generating unit) minus costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of asset, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Where the carrying amount of an asset or cash generating unit exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In measuring value in use, the estimated future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset or the cash generating unit

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company estimates the recoverable amount of the asset or cash-generating unit. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited in order that the carrying amount of the asset does not exceed its recoverable amount, nor does it exceed the original net book value that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years.

In 2010 and 2009, the Company engaged a qualified independent appraiser in order to determine the fair value of buildings, machinery and equipment, office furniture and equipment and leasehold improvements owned by it for the purpose of an impairment examination. As a result of the aforementioned valuation, in 2010 the Company recorded a loss from an impairment of $6,333 thousand: Due to the Seamless cash generating unit the Company recorded a loss from impairment of $4,104 thousand, for the Cut & Sew cash generating unit the Company recorded a loss from an impairment of $2,039 thousand, and for the leased knitting machine cash generating unit the Company recorded a loss from an impairment of $190 thousand. In 2009 the Company recorded a reversal of an impairment loss amounting to $496 thousand. For the Cut &Sew cash generating unit, the company recorded a loss from an impairment of $237 thousand and for the Seamless cash generating unit the Company recorded a reversal of a loss impairment of $394 thousand, and for the leased knitting machine generating unit, the Company recorded a reversal of a loss impairment of $339 thousand.

c.	For liens, see Note 17c.

d.	Non-current assets held for sale

In November 2010, the Company formulated a plan for the replacement of old knitting machines of the Santoni type in consideration for new knitting machines. During December 2010, the Company located a potential buyer for these machines; it met with him to discuss the subject and formulated the details of the transaction. Such a replacement serves the Company's needs for new technology so as to meet existing market needs. Accordingly, the Company carried out a classification of these knitting machines from the fixed assets item to the non-current assets held for sale.

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:-	GOODWILL AND INTANGIBLE ASSETS

a.	Composition and movement

2010

	Computer software	Customer relationships, order backlog and brand license	Goodwill	Total
	$ in thousands
Cost
Balance as of January 1, 2010	$1,679	$1,293	$-	$2,972
Additions – purchased separately	2	2,037	49	2,088
Balance as of December 31, 2010	$1,681	$3,330	$49	$5,060

Accumulated amortization
Balance as of January 1, 2010	$1,261	$654	$-	$1,915
Amortization recognized during the year	140	222	-	362
Balance as of December 31, 2010	$1,401	$876	$-	2,277

Impairment
Balance as of January 1, 2010	$97	$-	$-	97
Reversal of impairment loss, net	(73)	-	-	(73)
Reduction recognized during the year	(24)	-	-	(24)
Balance as of December 31, 2010	$-	$-	$-	$-

Net balance
As of December 31, 2010	$280	$2,454	$49	$2,783

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:	GOODWILL AND INTANGIBLE ASSETS (Cont.)

2009

	Computer software	Customer relations and order backlog	Goodwill	Total
	$ in thousands
Cost
Balance as of January 1, 2009	$3,165	$1,293	$344	$4,802
Additions – purchased separately	75	-	-	75
Disposals (fully amortized)	(1,561)	-	-	(1,561)
Withdrawals – cancellation of contingent proceeds	-	-	(344)	(344)
Balance as of December 31, 2009	$1,679	$1,293	$-	$2,972

Accumulated amortization
Balance as of January 1, 2009	$2,595	$186	$-	$2,781
Amortization recognized during the year	227	468	-	695
Disposals (fully amortized)	(1,561)	-	-	(1,561)
Balance as of December 31, 2009	$1,261	$654	$-	$1,915

Impairment
Balance as of January 1, 2009	$-	$-	$-	$-
Impairment charge, net	97	-	-	97
Balance as of December 31, 2009	$97	$-	$-	$97

Net balance
As of December 31, 2009	$321	$639	$-	$960

Customer relationships, order backlog and license to manufacture and market a brand name were acquired in the framework of business combinations. Customer relations are amortized over an 8-year period, order backlog is amortized over the period of supplying the orders and license to manufacture and market a brand is amortized over a period of 2.75 years.

b.	Amortization expense

Amortization expense for intangible assets is classified in the statements of income as follows:

	For the year ended December 31
	2010	2009	2008
	$ in thousands

Cost of sales	$140	$227	$251
Selling and marketing expenses	222	468	186

	$362	$695	$437

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9: -	SUBORDINATED NOTE RECEIVABLE

In 2006, the Company exercised its option to sell its holdings in AlbaHealth (“Alba"). The sale was made for consideration amounting to $13 million, of which $10 million was paid to the Company in cash and $3 million is payable to the Company on August 31, 2009 in accordance with an agreement for the issuance of a subordinated note bearing market interest at LIBOR + 3%, subject to repayment of Alba's debt to a bank in the USA. The agreement was signed by Alba, Suntrast (Alba's main creditor) and Tefron USA. In accordance with the agreement, Tefron USA is entitled to receive interest on the note for as long as Alba is in compliance with its credit commitments to Suntrast, as set forth in the agreement between Alba and Suntrast. In 2008, Alba failed to comply with one of the financial covenants. Therefore it was in breach of its credit commitment, and acted to replace its sources of financing.

On December 31, 2008, Alba signed a new loan agreement with BB&T Bank. Suntrast and Tefron USA are also parties to this agreement, and have consented for the note to be paid in ten equal installments of $300 thousand each. Payments will be made quarterly starting on October 1, 2009 and will bear an interest at LIBOR + 3%.

On September 24, 2009 the Company signed, with Alba, an agreement for an early repayment of the subordinated note. According to the agreement Alba paid Tefron $1,715 thousand and settled all the interest payments that were in arrears. Due to the aforesaid early repayment, the Company recorded a $1,285 thousand capital loss.

NOTE 10: -	CREDIT FROM BANKS

a.	Composition:

	Weighted Average Interest Rate	As of December 31, 2010			As of December 31, 2009
	December 31, 2010	In NIS	Unlinked	Total	Total
	%	$ in thousands

Short-term credit from banks	LIBOR+1.7	$385	$5,809	$6,194	$14,246
Current maturities of long-term loans		-	-	-	4,151
Long-term loans classified as current (b)	LIBOR + 1	-	-	-	7,450

		$385	$5,809	$6,194	$25,847

b.
In 2009 the Company classified its long-terms loans to current liabilities in accordance with the provisions of Standard IAS 1 due to the Company's not meeting the terms of receiving credits from banks. The aforementioned classification was made in spite of the Company's new agreement with the banks as of March 2, 2010, as detailed in Note 13b below, and despite the waivers granted to the Company as a result of its failure to comply with the financial covenants in 2009.

As of December 31, 2010 the Company is meeting the financial covenants and, therefore, the loans are classified as long-term.

c.	Regarding collaterals and liens see Note 17c.

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:-	TRADE PAYABLES

	As of December 31,
	2010	2009
	$ in thousands

Open accounts	$8,978	$14,826
Notes payable	2,886	216

	$11,864	$15,042

NOTE 12:-	OTHER CURRENT LIABILITIES

	As of December 31,
	2010	2009
	$ in thousands

Payroll accruals	$4,271	$3,812
Accrued expenses	747	533
Government authorities	1,823	293
Other current liabilities	1,609	1,028

	$8,450	$5,666

NOTE 13:-	LONG-TERM LOANS FROM BANKS

a.	Composition:

As of December 31, 2010

	Weighted average interest rate	Balance	Balance net of current maturities
	%	$ in thousands

Loans from banks	LIBOR + 2.15-2.85	19,818	19,818

b.	Final agreement with the banks

On March 2, 2010, the Company signed a final agreement with the banks which includes a reorganization of credit financing that the banks provide the Company. The Company had adopted the provisions of IAS 39 (while examining the quantitative and qualitative criteria) and handled the new arrangement as an insignificant change in conditions.

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:      LONG-TERM LOANS FROM BANKS (Cont.)

The credit line provided to the Company will be divided into the following loans and credit lines:

1.	Loan A

The principal of Loan A of a total of $15,000,000 will be provided by the banks for a period of one year. The interest on Loan A will be paid quarterly. The principal of Loan A will be paid in three equal installments of $1,250,000 each, as from the end of the 7th, 8th and 9th year, from the date of providing Loan A.

The balance for a total amount of $11,250,000 will be repaid at the end of the 10th year after the date of providing Loan A.

Early repayment of Loan A

The Company will repay, in an early repayment, the unpaid balance of Loan A, fully or partly, in the situations and dates detailed below:

(1)
Raising future capital – in every case in which the Company will raise capital, then the total equal to 50% (fifty percent) of the net consideration of the raising of capital will serve to make an early repayment. In this regard, it should be mentioned, that in the Nouvelle Agreement described in Note 18a below, the banks agreed to deviate from applying this clause. i.e.: in this clause, with the banks’ agreement this will not apply to the Nouvelle Transaction.

(2)
The sale of assets – in every case in which the Company will make a sale of an asset, not in the normal course of business, then the full net consideration of the sale of the asset will be used for early repayment.

(3)
Cash flows surpluses - in every case in which total cash flows surpluses, in accordance with the financial statements, will exceed the determining amount set at $8,000,000, then a total comprising 50% of the total difference between the surplus cash flows and the determining total will be used as early repayment, according to the determining ratio, on account of the last payment of the principal of Loan A.

"Surplus cash flows" – the total EBIDA of the Company according to its financial statements, in every calendar year, less: (a) total interest costs of the companies for that calendar year; and (b) total investments that the Company made in the framework of the operations and current maintenance for that calendar year (hereinafter: "the current investments"). The companies will not make current investments, including in the normal course of business, in an annual aggregate amount, to all the companies, exceeding $2,000 thousand.

2.	Loan B

The principal of Loan B of a total amount of $5,000,000 will be provided by the banks for a period of six years. The interest will be paid quarterly and the principal will be paid in three equal installments of $1,250,000 each, as from the end of each of the 3rd, 4th and 5th and 6th years, after the date of the provision of Loan B by the banks.

3.	Short-term credit lines (in addition to Loans A and B)

The banks will provide the Company with short-term credit lines of up to one year for a total amount of $8,950,000 under the following conditions.

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:      LONG-TERM LOANS FROM BANKS (Cont.)

4.	Capital infusion

The Company undertook to make a rights offering and/or private placement of shares, in the framework of which an amount of not less than $4 million (less expenses) will be invested in the Company's shareholders' equity, and this by March 31, 2010.

On March 28, 2010, the Company completed the rights offering to the public and the private placement to Norfet, in the framework of which it raised an amount of $4 million. For further details see Note 18b below.

5.	Providing additional credit lines

Subject to an investment in capital, fully and in due time, the banks will provide the Company, in the framework of additional short-term credit lines, a total amount of $1,800,000.

6.	Additional undertakings

In addition to the collateral and undertakings in the agreement, the Company undertook, inter alia, as long as Loan A and Loan B are not fully repaid to the banks, not to undertake to pay dividends to shareholders without the banks’ prior written consent.

Capital benefit

The Company allotted to the banks, gratis, a total quantity of 100,000 option warrants which can be exercised to 100,000 shares of NIS 10 par value each of the Company, against payment of an exercise price of $4.5 per share. The banks have the possibility to exercise the options with a 'non cash' mechanism. The option warrants can be exercised, fully or partly, over a period of 48 months from the date of signing the agreement. A benefit in the amount of $210 thousand was recorded in the financial statements. The allotment of these option warrants was completed on August 17, 2010.

Financial covenants

The banks gave their agreement not to activate their rights vis-à-vis the Company as a result of the Company being expected not to meet the financial covenants it undertook to meet in 2009, according to Tefron's financial statements as of December 31, 2009 only.

In addition, the Company undertook to meet at all times in 2010 the financial covenants and undertakings which were later cancelled in an amendment to the final agreement and in their place new covenants were set, all as mentioned in Note 13c below.

Prior to signing the final agreement, on December 2, 2009, the Company's chairman and Board of Directors and the Company's Chief Financial Officer received verbal notices from the three banks with whom the Company is engaged in financing agreements, according to which each of the banks decided to stop the use of the Company's credit lines.

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13: LONG-TERM LOANS FROM BANKS (Cont.)

To the best of the Company's knowledge, the banks' decision regarding stopping the use of the Company's credit lines is as a result of the banks' evaluation that the Company will continue to present losses in the coming periods. The banks' decision was taken suddenly despite the fact that for the purpose of the Company's financial statements as of December 31, 2008 and March 31, 2009 and June 30, 2009, the banks again issued to the Company a waiver of their rights for immediate payment of the credit lines provided to the Company, and despite the Company's losses and not meeting one of the financial covenants (regarding the EBITDA) which were stipulated in the financing agreements between the Company and the banks.

According to the provisions of IAS 39, the Company examined whether the terms of the new debt arrangements are significantly different from the original financial undertakings. The change in these terms was not significant and, therefore, the Company did not make a change in the value of its financial liabilities on the books on the date of the change.

On February 26, 2010, the Company published a rights offering prospectus to the SEC (American Securities Exchange Commission) and a rights offering prospectus to the Securities Authority and the Tel Aviv Stock exchange. In the context of the rights offering and the private placement to Norfet, the Company raised another $4 million. For further details see Note 18b below.

c.	Amendment to the agreement with the banks

On December 24, 2010, the Company signed an amendment to the agreement with the bank lenders (hereinafter: "the Amendment") which includes providing additional credit of $5 million in favor of the Company. This credit includes a loan of $3.8 million for a period of four years which will be repaid in 36 equal monthly installments from the date of execution of the Amendment and an additional loan of $1.2 million which will be repaid in one payment on June 30, 2011.

The following are the main amendments to the agreement:

1.	Loan 1

The bank lenders provided the Company with a new loan in accordance with the terms detailed below (hereinafter: "Loan 1"):

a)	The loan of $3.8 million is for a period of 4 years;

b)	The principal of Loan 1 bears annual interest at a rate agreed by the Company and each of the bank loan documents. The loan was executed for such purpose by the Company with of the banks;

c)	The interest on Loan 1 is payable by the Company in consecutive monthly installments commencing from the date on which Loan 1 is provided;

d)
The principal of Loan is payable in equal consecutive monthly installments commencing from the conclusion of 12 months from the date of execution of the Amendment (the "Grace Period") until the final and full repayment of Loan 1.

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:      LONG-TERM LOANS FROM BANKS (Cont.)

2.	Loan 2

a)	An additional loan of $1.2 million was provided by the bank lenders and bears annual interest at a rate to be agreed upon by the Company and of the banks;

b)	The interest on Loan 2 will be paid by the Company in consecutive monthly installments, commencing from the date on which Loan 2 is provided.

3.	Infusion of capital

a)
A precondition for providing the loans, as detailed in clauses 1 and 2 above, is that shareholders' equity of not less than $5 million and not more than $5.9 million (hereinafter: "the infusion of capital") will be invested in the Company. In addition, letters of undertaking of the controlling shareholder in the Company, to the satisfaction of the banks will be submitted and will include, inter alia, an undertaking not to make any change in ownership and/or control in the Company without receiving the banks' permission and an undertaking of not competing with the Company's business. The infusion of such capital was made, and the letters of undertaking were sent to the banks as required.

b)
Notwithstanding the aforesaid in the agreements with the banks of March 2, 2010, infusion of capital mentioned in clause 4 of Note 13b above was not used to repay the credit that the banks provided the Company in the past.

4. Financial covenants

The financial covenants determined in the original agreement were cancelled, and in their place the following financial covenants were applied (which will be calculated in accordance with the interim and annual consolidated financial statements  of the Company, audited or reviewed):

1.
The rate of tangible shareholders' equity to the total balance sheet will not be less than 30%; but in any case, the tangible shareholders' equity as defined in the agreement will not be less – at any time – then the amounts stated below:

a)	In 2010 – $28,000,000
b)	In 2011 –$29,500,000
c)	In 2012 – $32,000,000
d)	As from 2013 and thereafter – $35,000,000.

2.	The trade receivables (less balances of trade receivables which have been factored) by the Company will not be less at any time then the following amounts:

a)	In 2010 – $9,000,000
b)	In 2011 – $12,500,000
c)	As from 2012 and thereafter – $14,000,000

A deviation of up to 5% of amounts stated in clauses 2b. and 2c. above will not be a violation of the Company's undertakings regarding the trade receivables balances, as mentioned above.

3.
Up to December 31, 2011, the Company will be entitled to carry out factoring transactions (factoring transactions and/or sale of customers' notes in favor of third parties to provide financing), subject that the consideration from the transaction will be at least a rate of 80% of the amount of the note or the invoice, which will serve to finance working capital needs; and that the total amount for which factoring transactions will be carried out will not exceed at any time $5 million.

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:      LONG-TERM LOANS FROM BANKS (Cont.)

4.
The total amount of the balances of the Company's cash, inventory and trade receivables will not be less at any time than $33,000,000, excluding relating to the financial statements of the third quarter of every calendar year, where the total amount of the balance of the Company's cash, inventory and receivables will not be less than $29,000,000.

5.	The ratio between the Company's total debts and liabilities to the banks and other financial organizations and the Company's annual EBITDA according to the annual consolidated statements:

a)	In 2011 – will not exceed 9.5.
b)	In 2012 – will not exceed 8.5.
c)	In 2013 – will not exceed 7.5.
d)	In 2014 – will not exceed 6.5.
e)	As from 2015 and thereafter – will not exceed 5.5.

The breach of each of the undertakings to maintain the financial ratios detailed in clauses 4.1 up to 4.5 above (hereinafter: "the financial ratios"), will be considered a breach of the financial ratios.

The banks may inform of a change in the financial covenants in the event of a change in accounting standards, and this without requiring the Company's consent.

6.	The provisions of the agreement will apply regarding the sale of any other asset which is not equipment.

7.
Not to carry out any change in ownership and/or in the Company's control (by Intimes Nouvelle Seamless Inc., Litef Holdings Inc., Mivtach Shamir Holdings Ltd. and Lieberman and Martin Lieberman) without receiving the banks' prior written consent, and this relating to the structure in ownership and control which will be created immediately after completing the transaction. Notwithstanding the aforesaid, an accumulated change of up to 5% from the holding rate of the above bodies will not constitute a breach of the Company's undertaking, provided that the holdings rate of all of the above bodies will not be less at any time from 45% of the Company's issued and paid up share capital.

8.	Not to hold subsidiaries or additional related companies, unless these companies sign a letter of undertaking with the banks.

As of December 31, 2010 the Company met all the financial covenants as stated in the amendment to the agreement with the banks.

5.	Warrants options to the banks

Allotment to the banks after carrying out an infusion of capital, gratis, a total of 200,000 not traded in an active market option warrants, which can be exercised to 200,000 shares of NIS 10 par value each of the Company, with an exercise price of $3 per share. The option warrants can be exercised for a period of 72 months from the date of signing the amendment. The allotment of the option warrants is subject to receiving all the approvals required by law (including the approval of the Stock Exchange to listing of the shares resulting from exercising the option warrants) The options were granted to the banks on May 12, 2011.

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:-	FINANCIAL INSTRUMENTS

a.	Classification of financial assets and financial liabilities

The financial assets and financial liabilities in the balance sheet are classified by groups of financial instruments pursuant to IAS 39:

	December 31,
	2010	2009
Financial assets:

Financial assets at fair value through the statement of income:
Derivatives	-	195

Financial assets available-for-sale	$731	$737

Financial liabilities:

Financial liabilities measured at amortized cost	$26,012	$25,847

b.	Financial risks factors

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

The Board of Directors discussed the principles of overall risk management activities as well as specific policies with respect to certain exposures to risks such as currency risk, interest rate risk, credit risk and liquidity risk, the use of derivative financial instruments and non-derivative financial instruments.

1.	Market risks:

Foreign currency risk:

The Group operates in a large number of countries and is exposed to foreign currency risk resulting from the exposure to different currencies, mainly the NIS. Foreign exchange risk arises from forward commercial transactions, recognized assets and liabilities denominated in a different currency from the functional and the reporting currency (US Dollars). The finance department is responsible for managing the net position of each foreign currency by the use of forward contracts, according to the Company's hedging policy.

Management's policy is to hedge forecasted payroll expenses denominated in NIS, payments to suppliers in NIS and sales in Euro. The hedging level is examined from time to time, according to market condition.

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:-	FINANCIAL INSTRUMENTS (Cont.)

2.	Credit risk:

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

Terms of sale to customers

The Company makes provisions for doubtful debts based on factors which affect the credit risk of certain customers, past experience and other information.

The Company holds cash and other financial instruments with various financial institutions in Israel and in additional countries in which the Company operates. The Company’s policy is to spread its investments between various institutions.

The Group's revenues are mainly from customer in the USA and Europe. On a current basis, the Group follows customers' receivable and the financial statements include provisions for doubtful debt which properly reflect, in the Group's opinion, the loss inherent in the debts whose collection is in doubt.

3.	Interest risk:

The Group is exposed to the risk of change in market interest rates on short-term and long-term loans from banks which bear adjustable interest rates (the loans are linked to the LIBOR and PRIME base interest rate).

4.	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to pay its financial liabilities on due dates. The responsibility for managing liquidity risk is handled by the Company's management, and it manages a plan of managing financial risks and liquidity for the short, medium and long ranges according to the Company's needs. The Company manages liquidity risk by preparing updated financial forecasts.

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:-	FINANCIAL INSTRUMENTS (Cont.)

The table below presents the maturity profile of the Group's financial liabilities based on contractual undiscounted payments:

As of December 31, 2010

	Up to one year	1 to 2 years	2 to 3 years	Total
	$ in thousands

Loans from banks	$6,194	$-	$19,818	$26,012
Trade payables	11,864	-	-	11,864
Other payables	8,309	-	-	8,309
	$26,367	$-	$19,818	$46,185

As of December 31, 2009

	Up to one year	1 to 2 years	2 to 3 years	Total
	$ in thousands

Loans from banks	$18,397	$4,151	$3,299	$25,847
Trade payables	15,042	-	-	15,042
Other payable	5,374	-	-	5,374
Other liabilities	292	1,838	-	2,130
	$39,105	$5,989	$3,299	$48,393

c.	Fair Value

The carrying amount of cash, trade receivables, other current assets, subordinated note receivable, short - term loans from banks and long-term loans, trade payables and other current liabilities approximate their fair value.

d.	Classification of Financial Instruments by Fair Value Hierarchy:

The financial instruments presented in the balance sheet at fair value are grouped into classes with similar characteristics using the following fair value hierarchy which is determined based on the source of input used in measuring fair value:

Level 1	-	Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2	-	Data other than quoted prices included within Level 1 that are observable either directly or indirectly.
Level 3	-	Data that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

Financial liabilities measured at fair value:

December 31, 2010:

	Level 1	Level 2	Level 3
	$ in thousands
Financial assets Available for sale:
Investment in securities available for sale	-	-	731

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:-	FINANCIAL INSTRUMENTS (Cont.)

December 31, 2009

	Level 1	Level 2	Level 3
	$ in thousands

Defined foreign currency forward contract	-	195	-

Financial assets available for sale:
Investment in securities available for sale	-	-	737

During 2009 and 2010, there were no transfers from measuring the fair value of any financial instruments between Level 1 and Level 2 fair value measurements, and there were no transfers into and out of Level 3 from the measurement of the fair value of any financial instrument.

Changes in financial assets classified to Level 3:

Financial assets available-for-sale
$ in thousands
Balance as of January 1, 2010	737

Total recognized loss:
In other comprehensive income (loss)	(6)

Balance as of December 31, 2010	731

Total gain (loss) for the year recognized in the statement of income relating to assets held at the end of the year of report	-

e.	Derivatives and cash flow hedging

The Group in Israel is exposed mainly to foreign currency risks.

As of December 31, 2009 the Group held forward contracts in foreign currency intended to hedge payroll payments for the Company's employees in Israel and purchase of expected future raw materials from the local suppliers, and also hedge of the expected sales in Euros and pounds sterling to the Company's customers in Europe, which the Group has high expectations of such transactions. The forward contracts in foreign currency hedge the currency risk of the expected transactions with a high probability.

The cash flow hedging of expected future purchases in January to March 2010 was assessed to be highly effective, and as of December 31, 2009, net unrealized gain amounting to $95 thousand, plus deferred tax liability amounting to $24 thousand, was included in equity for these contracts.

The cash flow  hedge of expected future sales, in January to April 2010 was assessed to be highly effective and as of December 31, 2009, net unrealized gain amounting to $20 thousand plus deferred tax liability amounting to $7 thousand, were included in equity for these contracts.

In 2010 the Company closed all its open positions for forward transactions, in accordance with the agreement with the banks. However, the Company may use the existing credit line to carry out forward transactions.

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:-	FINANCIAL INSTRUMENTS (Cont.)

The following are details of the Group's financial derivatives:

	Exercise / Expiry date	Par value ($thousands)	Fair value $ in thousands
December 31, 2010
Forward transactions purchased, net		-	-

December 31, 2009
Forward transactions purchased, net	Jan. – May 2010	6,692	6,887

According to the agreement with the banks, described above, the Company closed all its open positions of forward transactions. But the Company may use the existing credit lines in order to carry out forward transactions.

f.	Sensitivity analyses relating to changes in market factors

Changes in interest rates for financial liabilities as of December 31 would have increased (decreased) shareholders' equity and income or loss by the following amounts. This analysis assumes that all other variables are constant and ignores tax effects.

	Sensitivity analyses to changes in interest rates
	Gain (loss) from change
	10% increase in interest	10% decrease in interest
	$ in thousands

2010	(475)	475

2009	(430)	430

Changes in dollar - NIS exchange rates on December 31 would have increased (decreased) shareholders' equity and income or loss by the following amounts. This analysis assumes that all other variables are constant and ignores tax effects.

	Sensitivity analyses to fluctuations in NIS exchange rate
	Gain (loss) from change
	10% increase in exchange rate	10% decrease in exchange rate
	$ in thousands

2010	1,309	(1,309)

2009	1,420	(1,420)

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:-	FINANCIAL INSTRUMENTS (Cont.)

Changes in exchange rates of the dollar against the shekel as of December 31 would have increased (decreased) shareholders' equity and income or loss by the following amounts. This analysis assumes that all other variables are constant and ignores tax effects.

	Gain (loss) from change
	10% increase in market factor	10% decrease in market factor
Foreign Currency	$ in thousands
US Dollar

2010 - In respect of forward transactions and options	-	-
2009 -In respect of forward transactions and options	(300)	300

Euro
2010 - In respect of forward transactions	-	-
2009 -In respect of forward transactions	(290)	290

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

NOTE 15:      ASSETS AND LIABILITIES FOR EMPLOYEE BENEFITS

Employee benefits consist of short-term benefits and post-employment benefits.

a.	Post-Employment benefits

According to the Labor Laws and Severance Pay Law in Israel, the Company is required to pay severance pay to an employee upon dismissal or retirement or to make current contributions to defined contribution plans pursuant to Section 14 to the Severance Pay Law, as specified below. The Company's liability is accounted for as a post-employment benefit. The computation of the Company's employee benefit liability is made in accordance with a valid employment contract based on the employee's salary and employment terms which establish the entitlement to receive the compensation.

The post-employment employee benefits are normally financed by contributions classified as defined contribution plans or as defined benefit plans, as detailed below.

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:      ASSETS AND LIABILITIES FOR EMPLOYEE BENEFITS (Cont.)

b.	Defined contribution plans

Section 14 of the Severance Pay Act, 1963 in Israel applies to part of the severance pay payments, pursuant to which the fixed contributions paid by the Group into pension funds and/or policies of insurance companies release the Group from any additional liability to employees for whom such contributions were made. These contributions and contributions for compensation represent defined contribution plans.

	For the year ended December 31
	2010	2009	2008
	$ in thousands

Expenses in respect of defined contribution plans	$929	$1,072	$1,170

c.	Defined benefit plans

The Group accounts for that part of the payment of compensation that is not covered by contributions to defined contribution plans, as above, as a defined benefit plan for which an employee benefit liability is recognized and for which the Group contributes amounts in central severance pay funds and in qualifying insurance policies.

1. Expenses charged to the statements of income:

	For the year ended December 31
	2010	2009	2008
	$ in thousands

Current servicing cost	$144	$147	$382
Interest cost on benefit liabilities	55	95	143
Expected return on plan assets	(22)	(35)	(55)
Other	149	40	(121)
Total expenses in respect of employee benefits	$326	$247	$349

Actual return on plan assets	$8	$37	$10

Expenses presented in the statements of income are as follows:

Cost of sales	$277	$199	$100
Selling and marketing expenses	27	44	115
General and administrative expenses	22	4	134
	$326	$247	$349

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 NOTE 15:     ASSETS AND LIABILITIES FOR EMPLOYEE BENEFITS (Cont.)

2.	Plan assets (liabilities), net

	As of December 31,
	2010	2009
	$ in thousands

Defined benefit obligation	$(1,261)	$(1,468)
Fair value of plan’s assets	745	739
Total liabilities, net	$(516)	$(729)

3.	Changes in present value of defined benefit obligation

	As of December 31,
	2010	2009
	$ in thousands

Balance as of January 1	$1,468	$3,098

Interest expenses	55	95
Current servicing cost	144	147
Benefits paid	(932)	(770)
Net actuarial loss (gain)	485	(588)
Exchange rate differences	41	(514)

Balance as of December 31	$1,261	$1,468

4.	Plan assets

a)	Plan’s assets

The plan’s assets include assets held by a long-term employee benefit fund and by insurance policies.

b)	Movement in fair value of plan assets

	As of December 31
	2010	2009
	$ in thousands

Balance as of January 1	$739	$929

Expected return	22	35
Employer’s provisions for the plan	66	72
Benefits paid	(113)	(216)
Net actuarial loss	(14)	(20)
Exchange rate differences	45	(61)

Balance as of December 31	$745	$739

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:      ASSETS AND LIABILITIES FOR EMPLOYEE BENEFITS (Cont.)

5.	Principal assumptions used in determining the defined benefit plan

	2010	2009	2008
	%

Discount rate	5.08	5.4	3.9-4.6
Expected rate of return on plan’s assets	2.6-7.3	3.6-5.4	5-6.7
Expected salary increase rate	0	0	0

6.	The amounts for the current and previous years:

	Year ended December 31,
	2010	2009	2008
	$ in thousands
Present value of defined benefit obligation	1,261	1,468	3,098

Fair value of plan assets	745	739	929

Surplus in the plan	516	729	2,169

NOTE 16:-	TAXES ON INCOME

a.	Tax laws applicable to Group companies

The Company is subject to provisions of Income Tax Regulations (Rules for Bookkeeping by Foreign Investment Companies and Certain Partnerships and Determination of Taxable Income), 1986. In accordance with the aforementioned regulations, the Company files its income tax returns in US dollars.

Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the Law”)

The Company's enterprises received the status of "approved enterprises" under the Law for the Encouragement of Capital Investment, 1959. According to the Law, income from the approved enterprises, during the seven years from the first year the approved enterprise earns taxable income provided that 14 years have not passed since the approval was granted or 12 years have not passed since the enterprise began operating, whichever is earlier ("benefit period"), will be exempt for the first two years  of a new program and will be taxed at reduced tax rate of between 10% and 25% (in accordance with the rate of foreign investments in the company). A company, in which foreign investments exceed 25%, is entitled to an additional 3-year benefit period (10 years in total). Approval letters dated January 1997 or later are entitled to a tax exemption for the first two years of the benefit period.

Shareholders are taxed at a 15% tax rate (withheld) on dividends distributed from revenues from the approved operations, and at a 25% tax rate on dividends distributed from revenues from other sources, unless otherwise stipulated by tax treaties.

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:-	TAXES ON INCOME (Cont.)

Tefron - Tefron has 9 approved investments plans under the grants track. The benefit period of 8 approved investments plans of the Company has ended, and as such income derived from these investments is taxable at the regular corporate tax rate in Israel. The ratio of the revenue derived from these investments is calculated according to growth in Company sales over and above sales before the beginning of these investments. The benefit period of one approved investment plan of the Company has not yet ended. It should be mentioned that due to the Company's losses in 2008-2010, the Company estimates that it will not use the benefit in the above plan also in 2011.

The ratio between income produced from investments for approved plans which have been completed and approved plan not yet completed was calculated according to the increase in the Company's sales, over and above the sales before the start of the investments.

Hi-Tex - Hi-Tex has 3 approved plans under the grants track. The benefit period of two of the plans has ended, and as such the income resulting from these investments is liable to the statutory tax rates of companies in Israel. The ratio between the income produced from these investments is calculated according to the increase in the Company's sales over and above the sales prior to the start of these investments. The benefit period of the additional approved plan has not yet ended. In addition, Hi-Tex has a fourth plan in the framework of Amendment 60 of the Law (hereinafter: "the Amendment"), under the Alternative Track Law. Under the alternative track, the benefit period starting date was set as from the year in which taxable revenue is first generated by the Beneficiary enterprise, provided that 12 years have not elapsed since the start of the elective year. The Company is entitled to a tax exemption during the benefit period (10 years)

The basic condition for receiving the benefits under this track is that the enterprise is "a competitive enterprise".

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

The qualifying percentage of the value of the productive assets is as follows:

The value of productive assets before the expansion (NIS in millions)	The new proportion that the required investment bears to the value of productive assets

Up to 140	12%
140 - 500	7%
Over 500	5%

The income qualifying for tax benefits under the alternative track is the taxable income of a company that has met certain conditions as determined by the Law ("a beneficiary enterprise"), and which is derived from an industrial enterprise or a hotel. Amendment 60 to the Law specifies the types of qualifying income that is entitled to tax benefits under the alternative track both in respect of an industrial enterprise and of a hotel, whereby income from an industrial enterprise includes, among others, revenues from the production and development of software products and revenues from industrial research and development activities performed for a foreign resident (and approved by the Head of the Administration of Industrial Research and Development).

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:-	TAXES ON INCOME (Cont.)

The Hi-Tex enterprise has chosen 2007 as its ”Year of Election”. Furthermore, on June 30, 2008 an application for a pre-ruling was filed with the Income Tax Professional Department, requesting beneficiary enterprise status and determination of 2007 as the year of election ("the application for a pre-ruling").

In January 2009 the Group placed all of the active wear and intimate apparel operations under Hi-Tex founded by Tefron Ltd. To this end, Tefron transferred most of its assets to Hi-Tex against allotment of additional Hi-Tex shares, and in a tax-exempt transaction, pursuant to Section 104 of the Israeli Income Tax Ordinance as detailed in Note 18d. below.

In view of this, Tefron applied to the Investment Center to endorse its letter of approval to Hi-Tex. In addition, Hi-Tex updated the application for a pre-ruling accordingly.

Macro – Macro has chosen 2005 as the elective year under the alternative track, pursuant to the Directives of Section 51d of the Law for the Encouragement of Capital Investments – 1959. The Company informed the Assessing Officer of its choice in its letter of December 27, 2006.

Amendment to the Law for the Encouragement of Capital Investments – 1959

In December 2010, the Knesset (Israeli parliament) passed the Law for the Economic Policy for the Years 2011 and 2012 (Legislative Amendment) – 2011, which sets forth, inter alia, amendments to the Law for the Encouragement of Capital Investments – 1959 (hereinafter: "the Law"). The implementation of the amendment is from January 1, 2011. The amendment changed the benefit tracks in the law and applies a uniform tax rate on all of the Company's preferred income. As from the 2011 tax year, the Company is entitled to choose, (without the possibility to change its choice), whether to have the amendment apply to it, and as from that tax year for which the choice is made, the amended tax rate will apply. According to the amendment to the law, the tax rates are as follows: In 2011 and 2012 15% (Development area A – 10%), in 2013 and 2014 12.5% (Development area A – 7%), and in 2015 and thereafter 12% (Development area A – 6%). The Company's facilities are in Development area A.

As of the date of publishing the financial statements, the Company did not make a decision on the transition to applying the amendment, and in light of this did not change its deferred taxes balances as of December 31, 2010. This evaluation of the Company may change in the future.

The Law for the Encouragement of Industry (Taxes), 1969

The Company and its subsidiaries in Israel are "industrial companies" in conformity with the Law for the Encouragement of Industry (Taxes), 1969, and by virtue of this law they are entitled to claim increased rates of depreciation, consolidated refund of taxes and an allowable reduction for tax purposes over a period of three years of the costs of listing shares for trading.

b.	Tax rates applicable to the income of the companies of the Group:

The rate of corporate tax in Israel is as follows:  in 2008 - 27%, in 2009 - 26%, in 2010 - 25%.  Tax at reduced rate of 25% applying to capital gains accrued from January 1, 2003, and this instead of the regular tax rate.  In July 2009, the "Knesset" passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which sets forth, inter alia,, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting 2011 to the following tax rates: in 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:-	TAXES ON INCOME (Cont.)

The tax rate on a subsidiary in the United States is 34%.

El-Masira is incorporated in the Free Trade Zone in Jordan, and is taxed according to tax laws applicable in Jordan. The statutory tax rate in the Free Trade Zone in Jordan, for the industry in which the Group is engaged, is 0%.

c.	Final tax assessments

The Company and its subsidiaries operating in Israel have final tax assessments up to and including the 2005 tax year. The main subsidiaries operating outside Israel have final tax assessments until 2008.

The Company is subject to provisions of Income Tax Law (Rules for Bookkeeping by Companies with Foreign Investments and Certain Partnerships and Determining their Taxable Income), 1986. In accordance with the aforementioned regulations, the Company reports on taxes on income in accordance with provisions concerning bookkeeping, in US dollars.

d.	Carry- forward losses for tax purposes and other temporary differences

Tefron, Hi-Tex and Macro have carry-forward losses for tax purposes as of December 31, 2010 amounting to $49,823 thousand, which may be used over an unlimited period. In respect of said balances and other deductible temporary differences relating to employee benefits and provision for doubtful debts, the Company recorded in its financial statements deferred tax assets amounting to $6,959 thousand (because of their expected utilization as a result of a reserve for deferred taxes of $5,951 thousand, mainly fixed assets, and due to the expectation of realizing them in a subsidiary against taxable income). The Company has carry-forward losses for tax purposes amounting to $28,860 thousand which, no deferred tax asset has been created for them in the absence of any expected utilization of them in the foreseeable future.

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:-	TAXES ON INCOME (Cont.)

e.	Deferred taxes

Composition:

	Balance sheets		Statements of income
	December 31		For the year ended December 31
	2010	2009	2010	2009	2008
	$ in thousands		$ in thousands
Deferred tax liabilities

Property, plant and equipment	$(7,069)	$(10,649)	$3,580	$2,520	$(274)
Cash flow from hedging transactions	-	(38)	-	-	-
Actuarial profit for defined benefit plan	-	(42)	-	-	-
Surplus cost for acquisition of operations	(117)	(158)	41	119	48
	(7,186)	(10,887)
Deferred tax assets

Carry forward tax losses	7,633	8,528	(976)	3,138	5,021
Provision for doubtful debts	201	230	(29)	(11)	216
Employee benefits	284	431	(147)	(436)	242
Financial assets available for sale	-	27	-	-	-
Actuarial loss for a defined benefit plan	40	-	-	-	-
	8,158	9,216
Deferred tax income			$2,469	$5,330	$5,253
Deferred tax assets (liabilities), net	$972	$(1,671)

Composition:

Deferred taxes are presented in the balance sheet as follows:

	December 31
	2010	2009
	$ in thousands

Non-current assets	$972	$1,409
Non-current liabilities	-	$(3,080)
	$972	$(1,671)

The deferred taxes are computed at the average tax rate of 21.7% (2009-23.5%) based on the tax rates that are expected to apply upon realization.

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:-	TAXES ON INCOME (Cont.)

Taxes on income related to items carried to equity:

	December 31
	2010	2009	2008
	$ in thousands

Loss from investment in securities available for sale	$-	$(27)	$-
Actuarial gain (loss from a defined benefit plan	40	108	(66)
Gain from cash flow hedging transactions	-	38	8
	$40	$119	$(58)

f.	Tax benefits (expenses) included in statements of income

	December 31
	2010	2009	2008
	$ in thousands

Deferred taxes, see also (e) above	$2,469	$5,330	$5,253
Taxes in respect of previous years	-	-	(576)
	$2,469	$5,330	$4,677

The Company does not intend to distribute dividends which would create a tax liability on its income from an "approved enterprise".

g.	Theoretical tax

Reconciliation between the tax expense, assuming that all the income and expenses, gains and losses in the statement of income were taxed at the statutory tax rate and the taxes on income recorded in the statement of income are as follows:

	Year ended December 31
	2010	2009	2008
	$ in thousands

Loss before taxes on income	$(25,155)	$(22,723)	$(22,256)

Statutory tax rate	25%	26%	27%

Tax benefit computed at the statutory tax rate	(6,289)	(5,908)	(6,009)

Increase (decrease) in taxes on income resulting from the following factors:
Non-deductible expenses for tax purposes	55	155	379
Losses for which no deferred taxes were recorded	3,788	192	146
Update of deferred tax balances due to changes in tax rates	-	500	-
Taxes in respect of previous years	-	-	576
Other	(23)	(269)	231
Taxes benefit	$(2,469)	$(5,330)	$(4,677)

Average effective tax rate	9.8%	23.5%	21.0%

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:-	CONTINGENT LIABILITIES, CONTRACTS AND LIENS

a.	Contingent liabilities

1.
According to the law for the Encouragement of Capital Investments, 1959, the Company and its subsidiaries received grants according to their investments in enterprises. The receiving of the grants is conditioned on applying all of the conditions in the application for a pre-ruling and also that at least 30% of the investments will be financed by the outstanding share capital. Lack of applying the conditions in the application for a pre-ruling will result in the return of the grants with an addition of interest and linkage differences from the date of the grant. In the Company's and its subsidiaries' opinion, they apply the conditions regarding receiving the grant.

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

In April and May 2011 all the plaintiff's claims were completely dismissed without any extra charges to the Company

b.
Two legal claims were filed against the Company by two former employees. The total amount of the claims amounted to $318 thousand. The claims were filed due to claims regarding the termination of the working relations. At this stage, the claims are in their preliminary stages.

Group management estimates, based on the opinion of legal counsel, that the provisions included in its financial statements are sufficient to cover potential damage caused to it, if any, from those claims. These provisions were presented in the statements of income under "general and administrative expenses".

c.
A claim has been filed against the Company by a former supplier for 280 thousand euros for materials whose production the Company ordered did not pay the consideration and cancelled one order after the production was completed. In January 2011, the Company signed a compromise agreement with the former supplier. According to the agreement, the Company will pay the former supplier 150 thousand Euros. The Company recorded this compromise in its financial statements in the general and administrative expenses item in the statement of income.

d.
A claim was filed against the Company by a former supplier for $185 thousand due to the Company's debts, the former supplier claims, for work carried out by the former supplier. At this stage, the parties are waiting for a court hearing due to the early stage of the claim and based on the opinion of the legal counsel, it is not possible to estimate the chances of the claim. The provisions included in the financial statements are sufficient to cover any possible damage caused to it, if any, from this claim. These provisions are recorded in the general and administrative expenses in the statement of income.

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:-	CONTINGENT LIABILITIES, CONTRACTS AND LIENS (Cont.)

b.	Commitments

Commitment to make rent payments

The facilities of the Company and most of its subsidiaries are located in buildings leased for various terms ending between 2012 and 2019.

The aggregate minimum rent commitments under non-cancelable leases as of December 31 are as follows:

	2010	2009
	$ in thousands

Year 1	$2,038	$2,172
Year 2	1,923	1,970
Year 3	1,816	1,875
Year 4	1,816	1,875
Years 5 and thereafter	8,490	9,758
	$16,083	$17,650

c.	Liens

1.
All liabilities to banks are secured by a floating lien on the Company's and the subsidiaries' existing and future assets, which permits the Company to dispose of assets in the normal course of business.

2.
To secure compliance with conditions of the "approved enterprise" status granted to the Company and its subsidiaries pursuant to the Capital Investment Promotion Act, 1959, the Company and its subsidiaries have pledged floating liens for an unlimited amount on all their assets in favor of the State of Israel.

NOTE 18:-	EQUITY

a.	Nouvelle Transaction

On December 30, 2010, a transaction was completed in the framework of which, inter alia, the Company acquired the operations of women’s intimate apparel field of Intimes Nouvelle Seamless Inc. (hereinafter: "Nouvelle") which manufactured products using the seamless technology. The business was acquired in exchange for the issuance to Nouvelle  of 600,000 ordinary shares of the Company which comprise 9.2% of the Company's issued and paid-up share capital and voting rights in it (7.9% on a fully diluted basis). Concurrently with the acquisition, a total amount of $5,813,000 was invested in the Company by: (i) Litef Holdings Inc. (hereinafter: "the Nouvelle Investors"); (ii) Mivtach Shamir Holdings Ltd. (hereinafter: "Mivtach Shamir"); (iii) Zilkha Partners, L.P.; (iv) Fima Trust; and (v) Rimon Investments Master Fund L.P. (hereinafter jointly: "the Investors" and the "Transaction". respectively).

The following are the condensed details of the main agreements, in the framework of this transaction:

a)
An agreement between the Company and Nouvelle according to which the Company will acquire from Nouvelle its operations in the field of women’s intimate apparel products manufactured using the seamless technology in consideration for an allotment of 600,000 ordinary shares of the Company, which will comprise immediately after the allotment (subject to fully completing the transaction) 9.2% of the Company's issued capital and voting rights in it (7.9% on a fully diluted basis).

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:-	EQUITY (Cont.)

b)
An agreement between the Company and the Nouvelle investors, according to which the Nouvelle investors will invest an amount of $ 3,313,000 in consideration for an allotment of 1,577,619 ordinary shares of the Company (at a price of $ 2.1 per share) which will comprise immediately after the allotment (subject to fully completing the transaction) 24.1% of the Company's issued capital and voting rights in it (20.8% on a fully diluted basis).

c)
An agreement between the Company and Mivtach Shamir, according to which Mivtach Shamir will invest in the Company an amount of $1,300,000 in consideration for an allotment of 619,047 ordinary shares of the Company (at a price of $ 2.1 per share) which will comprise immediately after the allotment (subject to fully completing the transaction) 9.5% of the Company's issued capital and voting rights in it (8.2% on a fully diluted basis).

d)
An agreement between the Company and Rimon, according to which the Rimon Group will invest an amount of $1,200,000 in consideration for an allotment of 571,428 ordinary shares of the Company (at a price of $ 2.1 per share) which will comprise immediately after the allotment (subject to fully completing the transaction) 8.7% of the Company's issued capital and voting rights in it (7.5% on a fully diluted basis).

e)
A consulting agreement between Tefron USA Inc., a subsidiary of the Company (hereinafter: "the Subsidiary") and Nouvelle (or any other company on behalf of Mr. Willy Lieberman) that will grant to the subsidiary sales, marketing and management services in North America through Mr. Willy Lieberman, who today serves as the Senior Vice President in Nouvelle.

f)
An option agreement between Ben and Martin Lieberman according to which they will be allotted (or a company on their behalf) 450,000 option warrants (225,000 option warrants each) which can be exercised to up to 450,000 ordinary shares of the Company, which will comprise immediately after the allotment (subject to fully completing the transaction) 6.4% of the Company's issued capital and voting rights in it on the assumption of exercising these option warrants only for the Company’s  shares (6% on a fully diluted basis). The option warrants will vest subject to the Company meeting the sales targets.

g)
An agreement to grant registration rights according to which the Company will undertook to submit to the Securities and Exchange Commission of the United States (hereinafter: "the SEC") a document to register in the US the shares to be allotted to the investors in the framework of the transaction, and of the shares allotted to Ta Top Limited Partnership and to Mivtach Shamir, according to a decision of the General Meeting of shareholders of the Company on February 24, 2010, and as reported on the actual allotment on March 28, 2010.

h.
A mutual agreement to provide and receive services was signed between the Company and Lamour Global Inc. Limited (hereinafter: "Lamour")  a private company incorporated in Hong Kong and connected to the Lieberman Family which holds Nouvelle's issued and paid-up share capital, according to which the Company and Lamour will assist one another in locating new customers and locating suppliers, including sub-contractors and supervising them, and all in consideration for a commission which will be calculated as a percentage of the relevant service components determined in the service agreement. This agreement was signed on the date of completing the transaction and its implementation is subject to the approval of the Company's lending banks.

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:-	EQUITY (Cont.)

i.
As part of the transaction, three additional directors will be appointed to the Company, when one of these directors is Mr. Guy Shamir, the son of Meir Shamir (the indirect controlling shareholder in Mivtach Shamir). Each of these directors will be entitled to direct compensation, indemnity and insurance for serving as directors in the Company. In addition, in the framework of the transaction, the Company will purchase a run-off insurance policy (a policy for a 7-year period) to cover the responsibility of directors and officers as a result of the Nouvelle transaction which constitutes as a transaction-ending event. Moreover, as part of the transaction, the responsibility of Messrs Ishay Davidi, Meir Shamir and Guy Shamir, as directors of the Company, will be covered in the framework of the Company's directors and officers' insurance policy, and in the framework of the run-off insurance policy.

On December 30, 2010, the transaction was completed and accordingly the Company issued ordinary shares of the Company to the investors comprising 51.5% of the Company's issued and paid up share capital and voting rights in it (50.4% on a fully diluted basis) in consideration for a total amount of $5,813,000  transferred to the Company.

b.	Prospectus for issuing rights, shelf prospectus and private placement

On February 26, 2010, the Company published a rights offering prospectus to the Securities Authority in the USA and a prospectus for issuing rights to the Securities Authority and the Tel Aviv Stock Exchange. In the prospectus, the Company published an offer to the public by way of rights, of 1,578,975 ordinary shares with a par value of NIS 10 each of the Company, offered at a price of $3.8 per share. The shares were issued by way of rights to the shareholders of the Company at a ratio of 1 credit unit for every 1.406 shares.

After Norfet informed the Company that it will not be able to participate in the rights offering due to regulatory constraints, the Company chose to raise this amount through a joint process of issuing rights and making a private complementary offer to Norfet and/or anyone on its behalf (hereinafter: "Norfet"), when Norfet undertook to invest in the Company against a private placement of shares, for an amount which will complete the total raising by the Company in the framework of the rights offering and private placement to Norfet to $4 million.

In the context of the rights offering, the Company raised an amount of $2,867 thousand from its shareholders against the allotment of 754,384 ordinary shares of the Company. In the framework of the private placement the Company raised an additional amount of $1,133 thousand. In total the Company raised during March 2010 a gross amount of $4 million.

Furthermore, on February 26, 2010, the Company published a shelf prospectus of:

(a)	Up to 3,000,000 ordinary shares of NIS 10 par value each of the Company.

(b)	Up to 10 series of convertible bonds, when each of the series of the bonds will have a total par value of up to NIS 500,000,000 and is repayable in one payment or in a number of equal installments.

(c)
Up to 10 series of option warrants, when each of the series of the option warrants will include not more than 3,000,000 option warrants which can be exercised in such a way that every option warrant can be exercised to 1 ordinary share of NIS 10 par value of the Company, against payment in cash of the exercise price linked to the index.

(d)
Up to 10 series of option warrants, when each of the series of the option warrants will include not more than 200,000,000 option warrants which can be exercised in such a way that every option warrant can be exercised to 1 ordinary share of NIS 100 par value of bonds from Series A up to Series T of the Company, against payment in cash of the exercise price linked to the index and –

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:-	EQUITY (Cont.)

(e)
Up to 10 series of commercial securities (Series 1 to 10), when each of the series of these commercial securities will have a par value of NIS 500,000,000 and are for repayable in one or more installments.

c.	Increasing the authorized capital

On December 29, 2010, a Special General Meeting of the Company's shareholders approved an increase in the authorized capital of the Company from 6,999,550 ordinary shares of NIS 10 par value each to 10,000,000 ordinary shares of NIS 10 value each.  The Company's Memorandum and Articles of Association were amended accordingly.

d.	Reverse splite of the Company's shares

On January 20, 2009, a Special General Meeting of the Company approved a reverse split of Company shares, such that 10 ordinary shares of NIS 1 par value each would be converted into 1 ordinary share of NIS 10 par value each. The effective date for the purpose of this split was January 22, 2009 on the start of trading on the Tel Aviv Stock Exchange.

Earnings (loss) per share were retrospectively adjusted in the Company's financial statements.  Furthermore, the General Meeting of shareholders approved an increase in the Company's authorized share capital, from 49,995,500 shares of NIS 1 par value each to 69,995,500 shares of NIS 1 par value each, at values prior to the consolidation of share capital, or from 4,999,550 shares of NIS 10 par value each to 6,999,550 ordinary shares of NIS 10 par value each in values subsequent to the consolidation of the shares. The Company's Memorandum and Articles of Association were amended accordingly.

e.	Share capital composition

	December 31, 2010			December 31, 2009
	Authorized	Issued	Outstanding	Authorized	Issued	Outstanding
	Number of shares			Number of shares
Ordinary shares of NIS 10 par value each	10,000,000	6,541,736	6,441,996	6,999,550	2,220,039	2,120,299

f.	Rights conferred by shares Ordinary shares

1.	Voting rights at the General Meeting, right to dividends, rights upon liquidation of the Company and right to appoint directors in the Company.

2.	Traded on the Tel Aviv Stock Exchange.

On December 22, 2008, Company shares were suspended from trading on the New York Stock Exchange (NYSE) for failure to meet quantitative listing conditions, which include a requirement of average market capitalization of no less than $25 million over a period of 30 trading days.  Shortly afterwards, Company shares started being traded on the OTC.

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:-	EQUITY (Cont.)

g.	Treasury shares

As of the balance sheet date, Tefron Holdings (98) Ltd., a wholly-owned subsidiary of the Company, holds 99,740 Company shares, which constitute 4.49% of Company shares and whose cost is $7,408 thousand. The investment in these shares is recorded according to the "treasury shares" method in the equity.

The shares are pledged to a bank to secure a loan received.

Other capital reserves

Capital reserve for hedges

The reserve serves to record profits and losses (less the tax effect) from the effective hedging of cash flows.

In 2010 no capital reserve from net profit from hedging cash flows which was recognized during the year was recorded (2009 – profit of $115 thousand).

Capital reserve for transactions with a controlling shareholder

Assets and liabilities on which there was a transaction between the Company and a controlling shareholder in it or between companies under the same control are recognized on the date of the transaction at their fair value. The difference between the fair value and the consideration determined in the transaction is recorded to equity. A credit difference of $190 thousand was created for a debt for management fees to the controlling shareholder which was waived to the Company. A debit difference is a type of dividend and therefore reduces retained earnings. A credit difference is a type of shareholder’s investment and therefore is presented in a separated item in shareholders equity “Capital Reserve for Transactions with a Controlling Shareholder”.

h.	Equity management in the Company:

The Company's capital management objectives are:

1.	To preserve the Group's ability to ensure business continuity thereby creating a return for the shareholders, investors and other interested parties.

2.	To ensure adequate return for the shareholders by pricing of products and services adjusted to the level of risk in the Group's business activity.

The Company acts to achieve a return on capital at a level that is customary in the industry and markets in which the Company operates. This return is subject to changes depending on market factors in the Company's industry and business environment. The Company is required to have tangible equity as defined in the amendment of the agreement with the banks described in clause 13c above, a minimum of $28 million in the framework of the financial covenants included in the agreements with the banks in connection with providing loans and is not subject to any demands relating to achieving a certain yield on capital. In 2010 and 2009 the Company had a negative yield on capital.

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19:-	SHARE-BASED PAYMENT

a.	Expense recognized in financial statements

The expense recognized in the Company’s financial statements for services rendered by its employees and Board members is presented in the following table:

	For the year ended December 31
	2010	2009	2008
	$ in thousands
Compensation relating to options granted to employees and directors	$280	$171	$240
Compensation related to options granted to an employee in a subsidiary	-	-	247
Total expense arising from share-based payment transactions	$280	$171	$487

Share-based payment transactions granted by the Company to its employees are described below. During 2010, 2009 and 2008, there were no modifications or cancellations in the said benefit plans to employees.

b.	Share-based payment plan to Company's employees and executives

1.	Option plan to managers and employees of the Company

In September 1997, the Company's Board of Directors adopted a share option plan in which options to acquire ordinary shares would be granted to Board members, executives, employees and consultants of the Company.  Entitlement to exercise most of the options vests after a period of three years to four years and will expire after ten years from the date of their granting or on the discontinuation of the employee’s employment. The options plan was originally set for ten years, and in March 2008 was extended for a further ten years – until March 1, 2018.

On August 17, 2010, the Company's Board of Directors, after the approval of the Audit Committee, approved granting 70,376 option warrants which can be exercised to 70,376 ordinary shares of NIS 10 par value each, to five senior officers in the Company, who are not interested parties in the Company and will not become interested parties in the Company after the grant. The allotment of the option warrants to the Offerees was done in accordance with the employees' options plans. The entitlement to exercise the options will be over a period of 3 years, as from the date of granting, and expires 10 years from the date of the granting. The market value of the Company's shares on the granting date was $1.5. The exercise price for each of the option warrants was set at $3.8. The benefit in accordance with the share price from the trading date on the stock exchange aggregates an amount of $38 thousand. Therefore, the Company recorded an expense of $9 thousand in 2010. This expense was presented in the general and administrative expenses item in the statement of income.

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19:-	SHARE-BASED PAYMENT (Cont.)

a.
On November 15, 2009, the Company's Board of Directors approved the granting of 54,000 option warrants (not listed for trading), which can be exercised to 54,000 ordinary shares of NIS 10 par value each, to five senior officers in the Company, who are not interested parties in the Company and will not become interested parties after the grant. The allotment of the option warrants to the Offerees was done in accordance with the employees' options plans. The entitlement for exercising the options will be over a period of 3 years, as from the date of employment of each of the Offerees (excluding regarding one offeree which vesting period starts on the date of granting the option warrants). The exercise price to each of the options will be the higher of: (a) $5.06 which is the closing price of the Company's share on the date in which the Board of Directors' decision was made; (b) average closing prices of the Company's shares on the stock exchange in the 10 days of trading ending on the date of the Board of Directors' decision regarding the granting.

The market value of the Company's shares on the granting date was $5.06. The benefit value inherent in the granting of these options, in accordance with the share price on the trading date on the stock exchange aggregates an amount of $73 thousand. Therefore, the Company recorded an expense of $142 thousand and $6 thousand in 2010 and, respectively 2009. This expense was presented in the selling and marketing expenses and general and administrative expenses item in the statement of income.

b.
As a result of the rights offering mentioned in clause 18b above, the Company's Board of Directors approved crediting the holders of 130,740 option warrants allotted, or that the Company gave an undertaking to allot them in such a way that at the time of exercising the option warrants, the holders of these option warrants will be entitled to one additional exercise share for every 1.406 option warrants being exercised by them subject to paying utilization fee of $3.8.

2.	Options to the Company's CEO

On January 17, 2010, the Company's Board of Directors, further to the approval of the Company's Audit Committee, approved granting 100,000 option warrants which can be exercised to 100,000 ordinary shares of NIS 10 par value each, to the Company's CEO.  The allotment of the option warrants to the CEO is done in accordance with the Company's options plan. The vesting terms of the options are over a period of 3 years, as from the date of the start of employment of the CEO and expires after 10 years from the date of the granting. The market price of the Company's shares on the date of granting was $4.0. The exercise price for each of the option warrants was set at $3.8. Therefore, the Company recorded an expense of $115 thousand in 2010. This expense was recorded in the selling and marketing and in the general and administrative expenses items in the statement of income.

3.	Options to the Chairman of the Board of Directors

On December 29, 2010, the Chairman of the Board of Directors was granted 47,605 options which can be exercised at a ratio of 1:1, at an exercise price of $2.10 per share. The entitlement to exercise them is over a period three years starting on December 2010, and expires 10 years from the date of their granting. The market value of the Company’s shares on the date of granting was $3.72. The value of the benefit inherent in granting these options, in accordance with the share price on the date of the Company's trading from the stock exchange aggregated $110 thousand. In 2010 the Company did not record an expense for this benefit.

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19:-	SHARE-BASED PAYMENT (Cont.)

4.	Options granted to controlling shareholders

On December 31, 2010, the Company granted to two controlling shareholders 450,000 options (225,000 option warrants each) to acquire up to 450,000 ordinary share of the Company. The entitlement to exercise them is over a three-year period as from December 2010 and will expire three years from the date of their granting. The option warrants will vest subject to the Company's meeting its sales targets and EBITDA. The Company made a calculation of the value of the options based on the sales forecasts. These option warrants were granted in the framework of the Nouvelle transaction, as detailed in Note 18a.

The fair value of the options is estimated on the date of their granting using the Black & Scholes Model in accordance with the terms and data, according to which the share options were granted. The benefit regarding the grant of these options, according to the price of the share on the date of trading on the stock exchange, aggregated $476 thousand. In 2010, the Company did not record expenses for these options in its financial statements.

5.	Stock options granted to a former employee of a subsidiary

On June 11, 2008, the Company granted to an employee of a subsidiary options to purchase 62,800 shares of the subsidiary at an exercise price of $11.94 per share. All of these options vested immediately and could be exercised as of the date of the grant. The options expire four years from the date of the grant. The Company recorded expenses amounting to $247 thousand in the statements of income in 2008. This expense is presented under "general and administrative expenses. On May 28, 2009, the Company's Board of Directors approved a change in the employment agreement with a senior employee in a subsidiary. Pursuant to this agreement, all of the options to purchase the shares of the subsidiary, which were granted to the employee on December 27, 2007, were cancelled. In addition, the employee's salary conditions were updated. On July 7, 2009 this senior employee notified that he was terminating his connection with the Company.

c.	Movement during the year

The following table lists the number of share options, the weighted average exercise prices of share options and modification in employee option plans during the current year:

	As of December 31, 2010		As of December 31, 2009
	Number of stock options	Weighted average exercise price ($)	Number of stock options	Weighted average exercise price ($)
Outstanding at January 1	220,229	32.7	195,857	46.1
Granted during the year	827,981	3.4	54,000	5.3
Forfeited or expired during the year	(69,000)	23.4	(29,628)	57.5
Exercised during the year	-	-	-	-
Outstanding on December 31	979,210	8.3	220,229	32.7
Exercisable on December 31	276,502	21.1	131,229	44.2

d.	The weighted average remaining contractual term of the share options as of December 31, 2010 is 3.1 years (2009 – 3.4 years).

e.	The range of exercise prices of the share options as of December 31, 2010 stands at $2.1-$117.6 (2009 $5.3 – $117.6).

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19:-	SHARE-BASED PAYMENT (Cont.)

f.	Measurement of the fair value of options settled with capital instruments

The Company uses the Black-Scholes model to measure the fair value of options to shares settled with capital instruments. The measurement is made on the date of granting the options for shares settled with capital instruments.

The following table lists the data used for the fair value measurement of options for shares settled with capital instruments according to the Black Scholes option pricing model, for the above plan:

2010

Dividend yield for the share (%)	0.0
Expected volatility of the share prices (%)	68.0
Risk-free interest rate (%)	1.5
Average life expectancy of share options (years)	6
eighted average share price ($)	1.75

Based on the above data, the fair value of the options granted in 2010 was calculated at $1,060 thousand on the grant dates.

The expected life of the share options is based on historical data and is not necessarily indicative of the exercise patterns of share options that may occur in the future.

The expected volatility of the share prices reflects the assumption that the historical volatility of the share prices is reasonably indicative of expected future trends.

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:-     SUPPLEMENTARY INFORMATION TO STATEMENTS OF INCOME ITEMS

		For the year ended December 31
		2010	2009	2008
		$ in thousands
a.	Cost of sales, net (*)
	Materials (**)	$45,944	$64,649	$93,705
	Payroll and benefits	13,177	17,615	26,193
	Sub-contracted work	7,993	10,733	18,432
	Depreciation	8,908	8,260	8,284
	Other production expenses	9,830	13,681	20,256
		85,852	114,938	166,870

	Increase in work-in-progress and finished goods inventories	865	4,401	687
		$86,717	$119,339	$167,557
	(*) Including development costs, net (less a governmental grant of $1,145 thousand in 2010 and $167 thousand in 2009)	$4,743	$8,242	$8,058

	(**) Including provision for inventories writ- off	$3,065	$2,808	$4,523

b.	Selling and marketing expenses
	Salaries and benefits	$5,526	$5,854	$5,831
	Transport, export and distribution	2,049	3,114	6,336
	Overseas office maintenance	1,732	1,911	1,095
	Other	2,543	2,963	3,697
		$11,850	$13,842	$16,959
c.	General and administrative expenses
	Salaries and benefits	$1,790	$2,021	$3,264
	Office maintenance	464	384	535
	Consulting	1,320	1,054	1,109
	Allowance for bad and doubtful debts	232	4	814
	Others	244	316	684
		$4,050	$3,779	$6,406

d.	Other expenses (income)
	Loss (reversal of loss) from impairment of fixed assets, net (see Note 7)	$6,260	$(496)	$2,135
	Capital loss from the sale of fixed assets	142	-	-
	Restitution of mutual fund to employers (1)	(169)	-	-
		$6,233	$(496)	$2,135

(1)
On December 21, 2010, the Company received repayment of participation fees of a total amount of $169 thousand from the mutual fund of employers as a refund for participation fees which were paid by it to the fund. The refund was paid subject to the Company's undertaking to return these amounts, or part thereof, in certain cases whose likelihood, in the Company's opinion, is low.

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:-     SUPPLEMENTARY INFORMATION TO STATEMENTS OF INCOME ITEMS (Cont.)

		For the year ended December 31
		2010	2009	2008
		$ in thousands
e.	Financial income (expenses)

	Financial income
	Interest income from bank deposits and securities available for sale	$30	$249	$102
	Net change in fair value of financial assets available for sale	-	-	200
	Net foreign exchange gain	-	1,388	17
	Net change in fair value of cash flow hedging transferred from shareholders' equity	-	110	-
		$30	$1,747	$319
f.	Financial expenses
	Financial expenses in respect of short-term credit	$306	$62	$402
	Interest expense on financial liabilities measured at amortized cost	537	816	1,126
	Net loss from change in foreign exchange rates	573	-	-
	Net change in fair value of financial assets available for sale	-	-	553
	Bank expenses, hedging-related expenses and other expenses	963	1,381	1,266
		$2,379	$2,259	$3,347

NOTE 21:      NET EARNINGS (LOSSES) PER SHARE

a.	Details of number of shares and earnings (losses) used to calculate earnings (losses) per share:

	For the year ended December 31,
	2010		2009		2008
	Weighted average number of shares	Loss attributed to equity holders of the Company	Weighted average number of shares	Loss attributed to equity holders of the Company	Weighted average number of shares	Loss attributed to equity holders of the Company
	Thousands	$ thousands	Thousands	$ in thousands	Thousands	$ thousands
Amounts of shares and losses to calculate basic loss	2,939	(22,686)	2,629	(17,393)	2,629	(17,579)

Impact of potentially dilutive ordinary shares amounts used to calculate diluted earnings (losses) per share	-	-	-	-	-	-
	2,939	(22,686)	2,629	(17,393)	2,629	(17,579)

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:-	OPERATING SEGMENTS

a.	General

Group companies are engaged in two business segments:

Seamless apparel ("Seamless")	-	Design, development, manufacturing and sale of intimate apparel, and active wear using the "seamless" method.

Knitted apparel ("Cut & Sew")	-
Design, development, manufacturing and sale of intimate apparel and active wear using the "cut & sew" method. Design and manufacturing are mostly carried out in Israel, in Jordan and in the far east, and finished goods are mostly sold in the USA and Europe.

The Company's two business segments are carried out in a number of principal geographic areas in the world. In Israel, where the Company and its subsidiaries Hi-Tex and Macro are located, the design, development, manufacturing and sale activities of intimate apparel, active wear and swimwear are carried out; and the sale of intimate apparel, active wear and swimwear. In the subsidiaries Tefron USA and Tefron UK the marketing and selling activities are carried out.

The Company reports the information according to IFRS 8 based on information that is reviewed by the Chief Operating Decision Maker ("CODM") to make decisions about resources to be allocated and assess its performance. The Chief Operating Decision Maker is the Company's CEO. Accordingly, based on criteria set in IFRS 8, and the available financial information reviewed by the CEO, the Company determined that it operates in two reportable segments of activities.

Group financing (including financial costs and incomes) and taxes on income are managed on a group basis and are not allocated to segments.

b.	Main reporting on operating segments:

	For the year ended December 31, 2010
	Seamless	Cut & Sew	Total
	$ in thousands
External revenues	$52,850	$33,194	$86,044
Segment results	$(16,278)	$(6,528)	$(22,806)
Financial expenses, net			(2,349)
Tax benefit			2,469
Loss			$(22,686)
Segment assets	$66,142	$16,610	$82,752
Segment liabilities	$39,603	$7,239	$46,842
Long-term asset acquisition costs	$99	$14	$113
Depreciation and amortization	$7,204	$2,299	$9,503

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:      OPERATING SEGMENTS (Cont.):

	For the year ended December 31, 2009
	Seamless	Cut & Sew	Total
	$ in thousands
External revenues	$62,306	$53,232	$115,538
Segment results	$(13,197)	$(7,729)	$(20,926)
Other expenses			(1,285)
Financial expenses, net			(512)
Tax benefit			5,330
Loss			$(17,393)
Segment assets	$74,431	$24,766	$99,197
Segment liabilities	$35,169	$17,033	$52,202
Long-term asset acquisition costs	$457	$229	$686
Depreciation and amortization	$6,419	$2,837	$9,256

	For the year ended December 31, 2008
	Seamless	Cut & Sew	Total
	$ in thousands
External revenues	$86,265	$87,564	$173,829
Segment results	$(15,804)	$(3,424)	$(19,228)
Financial expenses, net			(3,028)
Tax benefit			4,677
Loss			$(17,579)
Segment assets	$99,012	$32,720	$131,732
Segment liabilities	$40,721	$27,266	$67,987
Long-term asset acquisition costs	$2,497	$877	$3,374
Depreciation and amortization	$6,833	$2,092	$8,925

c.	Main reporting on operating segments

1.       Sales by geographic markets (based on customer location):

	For the year ended December 31
	2010	2009	2008
	$ in thousands

North America	$72,754	$97,975	$137,992
Europe	10,443	11,259	28,038
Israel	2,413	5,335	3,851
Others	434	969	3,948
	$86,044	$115,538	$173,829

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 NOTE 22:     OPERATING SEGMENTS (Cont.):

                         2.     Carrying amount of assets and long-term capital expenditures by geographical areas (based on asset location):

	Balance of non-current assets (*)		Long-term acquisition costs of assets
	as of December 31,		for the year ended December 31
	2010	2009	2010	2009	2008
	$ in thousands

Israel	$37,764	$52,159	$103	$640	$2,665
North America	2,607	3,126	10	43	17
Others	1,348	2,595	-	3	692
	$41,719	$57,880	$113	$686	$3,374

(*)          Excluding deferred taxes, net and subordinated note receivable.

d.	Major customers

	For the year ended December 31
	2010	2009	2008
	$ in thousands

Revenues from major customers	40,354	44,482	97,170

	% from total revenues
Customer A	38.7	32.7	32.7
Customer B	8.2	5.8	23.2
	46.9	38.5	55.9

NOTE 23: BALANCES AND TRANSACTIONS WITH INTERESTED PARTIES AND RELATED PARTIES

a.	Balances with interested parties and related parties

Composition:

As of December 31, 2010

	Linkage terms	Related parties	Key executives
	$ in thousands

Trade payables
Other payables	Unlinked	1,819	29

As of December 31, 2009

	Linkage terms	Related parties	Key executives
	$ in thousands

Other payables	Unlinked	-	28

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23:	BALANCES AND TRANSACTIONS WITH INTERESTED PARTIES AND RELATED PARTIES (Cont.):

a.	Balances to interested parties and related parties

	For the year ended December 31
	2009	2008	2007
	$ in thousands
Payroll and benefits for employees in the Company or on its behalf, including the CEO	568	354	461
Directors fees not employed by or on behalf of the Company	261	256	346
Management fees for those not employed by or on behalf of the Company	-	102	119

Number of beneficiaries of payroll and benefits

Related parties employed by or on behalf of the Company	1	1	2
Directors not employed by the Company	8	10	10
	9	11	12

c.	Transactions with related parties

 For the year ended December 31, 2010

	Related parties	Party of interest	Executive officers
$ in thousands
Cost of sales, net	-	-	-
General and administrative expenses	-	-	-

For the year ended December 31, 2009

	Related parties	Party of interest	Executive officers
		$ in thousands

General and administrative expenses	-	102	611

For the year ended December 31, 2008

	Related parties	Party of interest	Executive officers
		$ in thousands

General and administrative expenses	-	119	807

TEFRON LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23:	BALANCES AND TRANSACTIONS WITH INTERESTED PARTIES AND RELATED PARTIES (Cont.):

d.	Commitments

In April 2005, the Company entered into an agreement with a company which is a related party, whereby the Company pays an annual management fee amounting to $120 thousand. In January 2009, the related party informed the Company that it waives 15% of the amount of management fees due to it, for these management services, as from December 1, 2008 until December 31, 2009 – or until the Company returns to profitability, whichever earlier. The Company did not actually pay the related party since April 2008 and until December 31, 2009, aggregating an amount of $190 thousand. In addition, in the framework of the agreement between the Company and the three financing banks, the Company undertook not to distribute a dividend and not to pay management fees and/or any other payment of any sort whatsoever to the shareholders of any of them, and this as long as the loans that the financing banks will provide to the Company have not been repaid. For further details see Note 13b.

In this way actual fact the related party full waives management fees due to it, and this from the date of providing those loans by the banks in favor of the Company until full repayment of those loans.

NOTE 24:-	EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

a.	Discontinuation of production activity in the Cut & Sew field in Israel

On March 3, 2011, the Company decided on the discontinuation of its production activity in the field of Cut & Sew in Israel. This decision is due to a drop in the level of production in Israel of this field, until minimal production at the end of 2010. The drop in production in Israel was due to transferring production lines abroad and due to the discontinuation of the production of losing products. The Company is active in the development market and management of the Cut & Sew segment in Israel when the production is now being concentrated in countries in the Far East.

b.	Issuing options to other officers and employees

On March 28, 2011, the Company's Board of Directors approved granting of 82,000 option warrants which can be exercised to 82,000 ordinary shares of NIS 10 par value per each to other three officers and an additional eight employees of the Company, who are not interested parties in the Company and will not become interested parties after their issue. The allotment of option warrants to the offerees is done in accordance with the option plan to employees, officers and consultants of the Company. The right to exercise the options is vests over a period of three years comencing March 28, 2011. The exercise price for each option will stand at: (a) $3.8, after being translated to NIS at the representative rate of exchange of the US dollar on the day prior to the issue date; (b) the price per share of the Company in the Tel Aviv Stock Exchange Ltd. on the date of the issue.

c.	Issuing options to the Bank lenders

On May 12, 2011 the Company's Board of Directors approved granting a total of 200,000 option warrants, which can be exercised to 200,000 ordinary shares of NIS 10 par value each of the Company, with an exercise price of $3 per share. The option warrants can be exercised for a period of 72 months from the date of signing the amendment to the agreement with the banks, as detailed in note 13c above.

d.	Authorization of the financial statements

The Company indicates that its financial statements for the year ended December 31, 2010 included in 2010 Form 20-F were authorized for issuance on June 23, 2011 by its Board of Directors.

TEFRON LTD.

APPENDIX TO CONSOLIDATED FINANCIAL STATEMENTS – LIST OF SUBSIDIARIES

List of subsidiaries

	Shares conferring voting and dividend rights
	December 31, 2010, 2009 and 2008

Company name

Subsidiaries:

Hi-Tex, founded by Tefron Ltd.	100%	100%
Macro Clothing Ltd.	100%	100%
Tefron USA Inc., wholly-owned by Tefron US Holdings	100%	100%
Tefron UK Ltd., wholly-owned by Macro Clothing Ltd.	100%	100%
El-Masira Textile Co., wholly-owned by Tefron USA Inc.	100%	100%
Tefron Holdings (98) Ltd.	100%	100%
Tefron US Holdings Corp.	100%	100%
Tefron Holding Netherlands B.V.	100%	100%
Tefron Macro HK Ltd., wholly-owned by Macro Clothing Ltd	100%	100%

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TEFRON LTD.

By:	/s/ Amit Meridor
Name:	Amit Meridor
Title:	Chief Executive Officer

By:	/s/ Eran Rotem
Name:	Eran Rotem
Title:	Chief Financial Officer

June 23, 2011